Form 10-K, Exhibit 13
period 1995-12-31
TOTAL SYSTEM SERVICES INC
filed 1996-03-19
CIK 721683

Selected Financial Data

The following comparisons highlight significant historical trends in TSYS results of operations and financial condition. Total revenues and net income have grown over the last five years at compounded annual growth rates of 24.4% and 17.0%, respectively. The balance sheet data also reflects the continued strong financial position of TSYS, as evidenced by the current ratio of 2.1:1 at December 31, 1995, and increased shareholders equity. The following data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in the Annual Report.

                                                                                     Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands except share and per share data)                              1995        1994       1993         1992        1991
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
        Bankcard data processing services ............................$   218,953     166,194     136,650     123,356      108,225
        Other services ...............................................     30,755      21,377      15,424       6,307        4,136
------------------------------------------------------------------------------------------------------------------------------------
                Total revenues .......................................    249,708     187,571     152,074     129,663      112,361
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense .........................     94,946      73,051      54,517      43,136       38,637
        Net occupancy and equipment expense ..........................     64,549      51,283      43,421      39,793       32,151
        Other operating expenses .....................................     47,291      28,139      21,521      17,712       16,149
------------------------------------------------------------------------------------------------------------------------------------
                Total operating expenses .............................    206,786     152,473     119,459     100,641       86,937
------------------------------------------------------------------------------------------------------------------------------------
                Operating income .....................................     42,922      35,098      32,615      29,022       25,424
------------------------------------------------------------------------------------------------------------------------------------
Other nonoperating income (expense):
        Gain (loss) on disposal of equipment, net ....................       (123)         65         335         157           52
        Interest income (expense), net ...............................        839         264         (80)     (1,121)      (1,203)
------------------------------------------------------------------------------------------------------------------------------------
                Total other nonoperating income (expense) ............        716         329         255        (964)      (1,151)
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in
                        income (loss) of joint venture ...............     43,638      35,427      32,870      28,058       24,273
Income taxes .........................................................     15,977      12,924      12,647      10,489        9,061
------------------------------------------------------------------------------------------------------------------------------------
                Income before equity in income (loss) of joint venture     27,661      22,503      20,223      17,569       15,212
Equity in income (loss) of joint venture .............................         69         (13)         --          --           --
------------------------------------------------------------------------------------------------------------------------------------
                Net income ...........................................$    27,730      22,490      20,223      17,569       15,212
====================================================================================================================================
                Net income per share .................................$       .43         .35         .31         .27          .24
====================================================================================================================================
Cash dividends declared per share ....................................$       .09         .08         .07         .07          .07
====================================================================================================================================
Weighted average outstanding shares .................................. 64,631,613  64,629,562  64,405,640  64,053,336   63,564,908
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                                     December 31,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands)                                 1995        1994       1993      1992         1991
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets .............................  $  199,000    165,042    133,339   122,048      107,004
Working capital ..........................     40,246     33,421     30,594    31,850       30,003
Total long-term debt .....................        931      1,162      1,707    12,282       21,167
Shareholders' equity ......................    144,472    123,004    102,278    85,945       70,111

Total System Services, Inc.(SM)

                                                                              17


Financial Review

This Financial Review provides a discussion of the results of operations, financial condition, liquidity and capital resources of TSYS(R) and creates awareness of the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes, and Selected Financial Data are an integral part of this Financial Review and should be read in conjunction with it.
[Omitted Bankcard Revenues Graph is represented by the following table.] Bankcard Revenues
(Millions of Dollars)
91                  $108.2
92                  $123.4
93                  $136.6
94                  $166.2
95                  $219.0

Results of Operations

Revenues

TSYS' revenues are derived principally from providing bankcard data processing and related services to banks and other institutions under long-term processing contracts. TSYS' services are provided as THE TOTAL SYSTEM(SM) to financial institutions and other organizations across the United States and in Mexico, Puerto Rico and Canada.


[Omitted Operating Income Graph is represented by the following table.] Operating Income
(Millions of Dollars)
91                  $25.4
92                  $29.0
93                  $32.6
94                  $35.1
95                  $42.9

     Bankcard data processing revenues are generated primarily from charges based on the number of accounts billed, transactions and authorizations processed, credit bureau requests, credit cards embossed and mailed, and other processing services for cardholder accounts on file. Due to the expanding use of bankcards and the increase in the number of cardholder accounts processed by TSYS, revenues relating to bankcard data processing services have continued to grow. Processing contracts with certain large customers generally provide for discounts on certain services based on increases in the number of cardholder accounts processed. As a result, bankcard data processing revenues are influenced by the customer mix relative to the size of customer bankcard portfolios, as well as the number of individual cardholder accounts processed for each customer.

       Due to the somewhat seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday season. Furthermore, the conversion of new customers to THE TOTAL SYSTEM, as well as the deconversion of customers, also impacts the results of operations from period to period.

     The average number of cardholder accounts on file increased 35.2% to 53.1 million in 1995, compared to 39.3 million in 1994, which represented a 20.9% increase over 32.5 million in 1993. At December 31, 1995, TSYS' total cardholder accounts on file were approximately 63.3 million, up from 44.1 million and 35.6 million at December 31, 1994 and 1993, respectively. The cardholder accounts on file at December 31, 1995, included 3.8 million accounts of banks being processed for Total System Services de Mexico, S.A. de C.V. ("TSYS de Mexico"), TSYS' Mexican joint venture; the conversion of these accounts to THE TOTAL SYSTEM was completed in July 1995. In June 1995, approximately 590,000 cardholder


18                                               Total System Services, Inc.(SM)


[Omitted 1995 Revenues Graph is represented by the following table.]
1995 Revenues
Bankcard Data Processing Services                      87.7%
Other Services                                         12.3%

[Omitted 1995 Revenue Distribution Graph is represented by the following table.] 1995 Revenue Distribution
Salaries and Other Personnel Expenses                            38.0%
Net Occupancy and Equipment Expense                              25.8%
Other Operating Expenses and
 Other Nonoperating Income (Expense)                             18.7%
Income Taxes                                                      6.4%
Net Income                                                       11.1%

accounts of an existing customer being serviced by another processor were added to THE TOTAL SYSTEM. The remaining growth in cardholder accounts is primarily a result of portfolio growth of existing customers.


     Revenues derived from the processing of TSYS' merchant account customers who accept certain private-label cards, as well as bankcards, are included in bankcard data processing revenues. Due to a significantly higher volume of transactions and item charges per individual account than consumer cardholder accounts, merchant accounts generally provide more revenue per account processed. At year-end 1995, TSYS was processing over 600,000 merchant accounts, a 57.9% increase over the 380,000 accounts being processed at year-end 1994; 269,000 merchant accounts were being processed at year-end 1993. The majority of the increase in merchant accounts being processed is attributable to the over 100,000 merchant accounts of TSYS de Mexico and 40,000 merchant accounts of an existing customer previously processed by another processor.

     During 1994, TSYS met all Visa and MasterCard requirements for servicing commercial cards and became the first processor fully certified to process these cards. At December 31, 1995, TSYS was processing approximately 2.0 million commercial card accounts, compared to approximately 1.3 million at year-end 1994, representing a 53.8% increase over 1994.

     A significant amount of the Company's revenues are derived from certain major customers who are processed under long-term contracts. For the years ended December 31, 1995, 1994 and 1993, two customers accounted for approximately 34%, 36% and 37% of total revenues, respectively. As a result, the loss of one of the Company's major customers could have a material adverse effect on the Company's results of operations.

     In January of 1996, TSYS successfully completed the conversion of approximately 20,000 Bank of America cardholder accounts to TS2, and in early February of 1996, Bank of America began opening new cardholder accounts on TS2. TSYS' conversion schedule with Bank of America contemplated completion of the conversion of the balance of Bank of

Total System Services, Inc.(SM)                                               19

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data:

                                                                                                               Percentage Change
                                                                                                               in Dollar Amounts
                                                                                     Percentage of             ---------------------
                                                                                     Total Revenues            1995     1994
                                                                                   Years Ended December 31,     vs       vs
                                                                                   1995    1994    1993        1994     1993
Revenues:
        Bankcard data processing services .....................................     87.7%   88.6    89.9       31.7     21.6
        Other services ........................................................     12.3    11.4    10.1       43.9     38.6
-----------------------------------------------------------------------------------------------------------
                Total revenues ................................................    100.0   100.0   100.0       33.1     23.3
-----------------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense ..................................     38.0    38.9    35.8       30.0     34.0
        Net occupancy and equipment expense ...................................     25.8    27.3    28.6       25.9     18.1
        Other operating expenses ..............................................     19.0    15.0    14.1       68.1     30.8
-----------------------------------------------------------------------------------------------------------
                Total operating expenses ......................................     82.8    81.2    78.5       35.6     27.6
-----------------------------------------------------------------------------------------------------------
                Operating income ..............................................     17.2    18.8    21.5       22.3      7.6
-----------------------------------------------------------------------------------------------------------
Other nonoperating income (expense):
        Gain (loss) on disposal of equipment, net .............................     (0.0)    0.0     0.2         nm       nm
        Interest income (expense), net ........................................      0.3     0.1    (0.1)        nm       nm
-----------------------------------------------------------------------------------------------------------
                Total other nonoperating income (expense) .....................      0.3     0.1     0.1      118.2     28.6
-----------------------------------------------------------------------------------------------------------
                Income before income taxes and equity in
                        income (loss) of joint venture ........................     17.5    18.9    21.6       23.2      7.7
Income taxes ..................................................................      6.4     6.9     8.3       23.6      2.2
-----------------------------------------------------------------------------------------------------------
                Income before equity in income (loss) of joint venture ........     11.1    12.0    13.3       22.9     11.2
Equity in income (loss) of joint venture ......................................      0.0    (0.0)     --         nm       nm
-----------------------------------------------------------------------------------------------------------
        Net income ............................................................     11.1%   12.0    13.3       23.3     11.2
===========================================================================================================
nm = not meaningful



America's cardholder accounts by the end of 1996; however, there have been delays, and this conversion schedule may be changed, and portions of Bank of America's cardholder accounts may be converted in 1997. While delays in Bank of America's conversion schedule allow Bank of America certain remedies, including the receipt of financial penalties and the right to terminate its relationship with TSYS, TSYS' management believes all of Bank of America's cardholder accounts will be successfully converted. The conversion and processing of Bank of America's cardholder accounts is not expected to have a material impact on TSYS' 1996 financial condition or results of operations.

20                                               Total System Services, Inc.(SM)
[Omitted Assets Graph is represented by the following table.]
Assets
(Millions of Dollars)
91                  $107.0
92                  $122.0
93                  $133.3
94                  $165.0
95                  $199.0

[Omitted Shareholders' Equity Graph is represented by the following table] Shareholders' Equity
(Millions of Dollars)
91                  $ 70.1
92                  $ 85.9
93                  $102.3
94                  $123.0
95                  $144.5

[Omitted Working Capital Graph is represented by the following table.] Working Capital
(Millions of Dollars)
91                  $30.0
92                  $31.8
93                  $30.6
94                  $33.4
95                  $40.2


     Revenues from other services consist primarily of revenues generated by TSYS' wholly owned subsidiaries, Columbus Depot Equipment Company ("CDEC"), Mailtek, Inc. ("Mailtek"), Lincoln Marketing, Inc. ("LMI"), and Columbus Productions, Inc. ("CPI"). CDEC provides TSYS customers with an option to lease certain equipment necessary for on-line communications and use of TSYS applications; Mailtek and LMI provide TSYS customers and others with mail and correspondence processing services, and CPI provides full-service commercial printing services to TSYS customers and others.

Operating Expenses

As a percentage of revenues, operating expenses increased in 1995 to 82.8%, compared to 81.2% and 78.5% for 1994 and 1993, respectively. The principal increases in operating expenses resulted from the addition of personnel and equipment; the cost of materials associated with the services provided by all companies, particularly the supplies related to processing the increased number of accounts on THE TOTAL SYSTEM; certain processing provisions, and certain costs associated with the conversion of customers to TS2 and the start-up of TSYS de Mexico.

     A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 1995, the average number of employees increased to 2,087, compared to 1,874 in 1994 and 1,504 in 1993. In addition to the growth in number of employees, the increase in salaries and other personnel costs is attributable to normal salary increases and related employee benefits. Nonemployee compensation, including contract programmers, also contributed to the increase in employment expenses. Employment expenses capitalized in 1995 were $8.4 million, compared to $14.5 million and $9.7 million in 1994 and 1993, respectively, the majority of which related to the development of TS2. The core of TS2 was completed in September 1994, and, since that time, employment expenses capitalized relate primarily to enhancements to TS2 and costs associated with the conversion of customers under new long-term contracts to TS2.

Total System Services, Inc.(SM)                                               21

     Due to the importance of technology to our business, a large portion of TSYS' employees are programmers -- approximately 35.7% in 1995 compared to approximately 31.6% in 1994. TSYS has utilized a number of sources to supply its programmer needs. Offices have been established in Atlanta, Georgia, and Jacksonville, Florida, to take advantage of those markets. In addition, training programs in conjunction with the state of Georgia and Columbus College have been successful in providing additional programmers. One such program, Programmer Associate Training, began a new, six-month class of 100 participants in February 1996. While in training, these students are paid employees of TSYS. Contract programmers will continue to be utilized to fill additional needs.

     Net occupancy and equipment expense increased 25.9% in 1995 over 1994, compared to 18.1% in 1994 over 1993. A portion of this increase can be attributable to amortization of TS2, which commenced in October 1994 and was $3.3 million in 1995 compared to $826,000 in 1994.

     Equipment and software rentals, which represents the largest component of net occupancy and equipment expense, increased 35.1% in 1995 compared to 1994 and 17.8% in 1994 compared to 1993. Substantial new, technologically advanced equipment was obtained in order to meet growth needs in 1995 and anticipated future growth, including significant upgrades of certain mainframe computers and significant additional direct access storage devices. Purchasing and leasing mainframe computers, laser printers and direct access storage drives are part of TSYS' strategy of supporting infrastructure growth. Due to the rapidly changing technology in computer equipment, leasing provides a way for TSYS to acquire new equipment while minimizing some of the risks associated with investing in state-of-the-art computer equipment.


     TSYS continues to monitor and assess its building and equipment needs as it positions itself for future growth and expansion. In 1995, a new, 110,000 square-foot building was purchased to accommodate current space needs and facilitate future growth. Additional space was leased in 1995, 1994 and 1993 for various purposes such as warehousing, administrative offices and programming needs.

     Other operating expenses increased 68.1% in 1995 compared to 1994 and 30.8% in 1994 compared to 1993. A number of factors contributed to this increase. The volume of supplies related to the processing of accounts increased due to the growth in number of accounts serviced, coupled with an increase in the cost of supplies, especially paper. Travel expenses were up significantly in 1995 as a result of travel necessitated by the start-up of TSYS de Mexico. On-site training by TSYS staff of personnel in banks being converted in Mexico, as well as Bank of America, also generated increased travel expenses. In the second half of 1995, management fees totaling $3.2 million were paid to an affiliate for various services; these management fees are included in other operating expenses in the second half of 1995 and would have been reflected as salaries and other personnel expenses in the first half of 1995 and in 1994. Other operating expenses also increased in 1995 as a result of certain provisions made for contractual or negotiated processing commitments. These provisions were deemed necessary in view of the increased risks associated with the significant growth in the number of accounts processed. Also contributing to the growth in other operating expenses are costs related to the conversion of clients to TS2.

22                                               Total System Services, Inc.(SM)


Operating  Income

Operating income increased 22.3% to $42.9 million in 1995, compared to $35.1 million in 1994, an increase of 7.6% compared to 1993. The growth in operating income is primarily attributable to the Company's increased revenue growth rate in 1995 as compared to 1994. Operating income margin decreased to 17.2% in 1995, compared to 18.8% in 1994, and 21.5% in 1993, due to higher operating costs and greater discounts provided to high-volume customers.

Other Nonoperating Income (Expense)

Interest income (expense), net, includes interest expense of $156,692, $151,584 and $604,969 and interest income of $996,373, $415,565 and $524,738 for 1995,
1994 and 1993, respectively.

     Interest expense increased only slightly -- 3.4% -- in 1995, as compared to 1994, due to new debt obtained in early 1995 and paid off in November 1995. Interest expense decreased in 1994, as compared to 1993, primarily due to significant reductions in the amount of outstanding debt in 1993 through prepayments of long-term debt and the termination of a capital lease obligation. Also in 1993, a note payable to CB&T in the amount of $5.0 million was paid off. During 1993, the Company prepaid $3.4 million on the Industrial Development bonds issued in conjunction with the construction of the operations center in north Columbus, Georgia; these bonds were retired in the first quarter of 1995.

     Interest income increased 139.8% in 1995, as compared to 1994, and decreased 20.8% in 1994, as compared to 1993. The changes are the result of both fluctuations in cash available for investment and short-term interest rates.

Income  Taxes

Income tax expense was $16.0 million, $12.9 million and $12.6 million in 1995, 1994 and 1993, respectively, representing effective tax rates of 36.6%, 36.5% and 38.5%. The decline in TSYS' effective income tax rate for 1995 and 1994, as compared to 1993, is attributable to the realization of certain income tax planning strategies, including the identification and recognition of research and experimentation credits for ongoing development activities and reduction in effective state income tax rates.

Net Income

Net income increased 23.3% to $27.7 million ($.43 per share) in 1995, compared to an 11.2% increase to $22.5 million ($.35 per share) for 1994, up from $20.2 million ($.31 per share) in 1993.

Financial Condition, Liquidity
and Capital Resources

The Consolidated Statements of Cash Flows detail the Company's cash flows from operating, investing and financing activities. TSYS' primary method for funding liquidity requirements for TSYS has been cash generated from current operations and the occasional use of borrowed funds to supplement financing of capital expenditures. The major uses of cash generated from operations have been the addition of property and equipment, computer software developed internally and purchased, investment in TSYS de Mexico, principal payments on long-term debt and the payment of cash dividends.

     During 1995, TSYS purchased and leased computer hardware and related equipment, including additional soft-

Total System Services, Inc.(SM)                                               23

ware. Capital expenditures for land, buildings and equipment were $17.0 million in 1995, compared to $8.7 million in 1994, and $8.0 million in 1993. Expenditures for purchased computer software were $5.5 million in 1995, compared to $3.1 million in 1994 and $1.9 million in 1993. Additions to internally developed computer software, principally TS2 and enhancements to TS2, totaled $2.6 million in 1995, $10.6 million in 1994, and $11.7 million in 1993. In November 1995, as a result of evaluating investment alternatives and yields, the Company repaid debt in the amount of $2.0 million, obtained earlier in 1995 for the purchase of a state-of-the-art printing press.

     The project to develop the core TS2 bankcard processing and support software concluded in late September 1994 with the successful conversion of First Omni Bank's 750,000 cardholder accounts. Costs associated with the development of TS2 were capitalized, and amortization began in October 1994, over a useful life of ten years. Amortization of TS2 resulted in 1995 amortization expense of $3.3 million and $826,000 in 1994. Costs associated with the development of additional features of TS2 continue to be capitalized upon establishing technological feasibility and are amortized when they become available for general customer use. Costs associated with the conversion of customers under new long-term contracts to TS2 are capitalized as contract acquisition costs and are amortized over the life of the new processing contracts. Capitalized conversion costs, included in contract acquisition costs, at December 31, 1995, 1994 and 1993, amounted to $5.4 million, $2.5 million and $457,000, respectively. Total costs associated with customer conversions to TS2 have not yet been specifically determined. Management believes that the amortization of these increased software development and contract acquisition costs in future years will be substantially offset by increases in revenues from existing customers and new customers attributable to the expanded product offerings of TS2 and its relative technological superiority as compared to alternatives currently available in the marketplace.

     In late 1994, TSYS invested in a Mexican joint venture, TSYS de Mexico, which began generating revenues in June 1995 from its new facility in Toluca near Mexico City. TSYS de Mexico is now providing credit card related processing for 19 banks, representing approximately 75% of Mexican card-issuing banks. TSYS de Mexico performs card and statement production services, while subcontracting bankcard processing to TSYS.

     TSYS contributed additional start-up capital to TSYS de Mexico in 1995 in the amount of $3.5 million, for a total capital investment of $6.2 million, representing an equity interest of 49%. At December 31, 1995, cumulative currency translation adjustments decreased the Company's equity investment in TSYS de Mexico by $1.1 million. TSYS' share of earnings from the joint venture, in U.S. dollars, for 1995 was approximately $69,000. TSYS' revenues, in U.S.
dollars, in 1995 for processing services provided to TSYS de Mexico were approximately $8.3 million.

     The economic conditions in Mexico still remain largely unpredictable. Nineteen ninety-five was a year of great change and difficulty for the credit card industry in Mexico, and, as a result, the Mexican operations were negatively affected by these changes. The Company believes that predictions of increased stability of both interest and exchange rates

24                                               Total System Services, Inc.(SM)


in 1996 will improve the financial picture of both the joint venture and its customers. Because 1995 was the start-up year for TSYS de Mexico, its earnings are expected to increase significantly in 1996 over 1995.

     On August 16, 1995, TSYS and Visa U.S.A. Inc. ("Visa") announced an agreement in principle to merge their merchant and point-of-sale processing operations. The planned venture will be a new, stand-alone processing company to offer fully integrated merchant transaction and related electronic information services to financial and nonfinancial institutions and their merchant customers. The new organization, to be known as Vital Processing Services L.L.C. ("Vital"), is being structured with its own management team and a separate Board of Directors. The corporate headquarters of Vital will be located in Phoenix, Arizona, with other locations in Columbus, Georgia, and Atlanta, Georgia. TSYS and Visa will be equal owners in the joint venture. The parties are currently negotiating a definitive agreement. The impact of this venture on TSYS' future results of operations has not been determined at this time.

     Effective July 1, 1995, a new, wholly owned subsidiary of Synovus Financial Corp., Synovus Administrative Services Corp. ("SASC"), was formed which is providing certain administrative services to TSYS and other related companies. Services provided by SASC include human resources, maintenance, security, communications, corporate education, travel and administration. In connection with the formation of this new company, approximately 110 TSYS employees were transferred to SASC, and TSYS sold to the new company property and equipment with a market value of approximately $438,000.

     In each quarter of 1995, the Board of Directors declared a dividend on TSYS' common stock of $.0225 per share. Total dividends declared in 1995 were $5.8 million, compared to $5.2 million in 1994 and $4.5 million in 1993.

     Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of the economies of scale through utilization of more efficient computer hardware and software, it can minimize the impact of inflation.

     Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 2.1:1. At December 31, 1995, TSYS had working capital of $40.2 million, compared to $33.4 million in 1994 and $30.6 million in 1993.

     Management believes that outside sources for capital will be available to finance expansion projects and possible acquisitions should the Company decide to pursue such financing. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions, or the issuance of additional equity securities. However, there can be no assurance that funds will be available on terms acceptable to TSYS. The Company did not require any short-term borrowings during 1995, 1994 or 1993.

Total System Services, Inc.(SM)                                               25


Consolidated Balance Sheets

                                                                                                              December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         1995             1994
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
        Cash and cash equivalents (includes $16,742,926 and $13,862,765 on
                deposit with an affiliated company in 1995 and 1994, respectively) ............     $  18,849,623        14,684,674
        Accounts receivable, net of allowance for doubtful accounts of
                $714,374 and $255,768 at 1995 and 1994, respectively ..........................        49,614,779        36,102,888
        Prepaid expenses and other current assets .............................................         9,362,500         7,850,804
------------------------------------------------------------------------------------------------------------------------------------
                Total current assets ..........................................................        77,826,902        58,638,366
Property and equipment, net (Note 3) ..........................................................        54,572,903        47,895,253
Computer software, net (Note 4) ...............................................................        39,215,561        39,239,821
Other assets (Note 10) ........................................................................        27,384,435        19,268,890
------------------------------------------------------------------------------------------------------------------------------------
                Total assets ..................................................................     $ 198,999,801       165,042,330
------------------------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities:
        Accounts payable ......................................................................     $   5,811,334         5,496,449
        Current portion of long-term debt and obligations under capital leases (Note 5) .......           243,786           255,631
        Accrued employee benefits .............................................................        10,412,551         6,265,044
        Other current liabilities (Note 10) ...................................................        21,113,104        13,200,247
------------------------------------------------------------------------------------------------------------------------------------
                Total current liabilities .....................................................        37,580,775        25,217,371
Long-term debt and obligations under capital leases,
        excluding current portion (Note 5) ....................................................           686,955           906,567
Deferred income taxes (Note 7) ................................................................        16,260,050        15,914,554
------------------------------------------------------------------------------------------------------------------------------------
                Total liabilities .............................................................        54,527,780        42,038,492
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (Notes 2 and 6):
        Common stock  $.10 par value. Authorized 100,000,000 shares;
                64,730,772 and 64,728,694 issued in 1995 and 1994, respectively;
                64,633,372 and 64,631,294 outstanding in 1995 and 1994, respectively ..........         6,473,077         6,472,869
        Additional paid-in capital ............................................................        10,918,832        10,312,015
        Treasury stock, at cost ...............................................................          (475,789)         (475,789)
        Cumulative currency translation adjustments ...........................................        (1,052,081)               --
        Retained earnings .....................................................................       128,607,982       106,694,743
------------------------------------------------------------------------------------------------------------------------------------
                Total shareholders equity .....................................................       144,472,021       123,003,838
------------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 9)
                Total liabilities and shareholders equity .....................................     $ 198,999,801       165,042,330
------------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

26                                               Total System Services, Inc.(SM)

Consolidated Statements of Income

                                                                                                 Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           1995             1994             1993
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
        Bankcard data processing services .....................................     $ 218,953,101       166,194,263     136,649,698
        Other services ........................................................        30,754,596        21,376,564      15,424,257
------------------------------------------------------------------------------------------------------------------------------------
                Total revenues (Notes 2 and 11) ...............................       249,707,697       187,570,827     152,073,955
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense ..................................        94,946,370        73,050,930      54,516,789
        Net occupancy and equipment expense ...................................        64,548,541        51,282,584      43,421,419
        Other operating expenses ..............................................        47,291,267        28,138,822      21,520,946
------------------------------------------------------------------------------------------------------------------------------------
                Total operating expenses (Note 2) .............................       206,786,178       152,472,336     119,459,154
------------------------------------------------------------------------------------------------------------------------------------
                Operating income ..............................................        42,921,519        35,098,491      32,614,801
------------------------------------------------------------------------------------------------------------------------------------
Other nonoperating income (expense):
        Gain (loss) on disposal of equipment, net .............................          (122,790)           64,539         335,670
        Interest income (expense), net (Note 2) ...............................           839,681           263,981         (80,231)
------------------------------------------------------------------------------------------------------------------------------------
                Total other nonoperating income ...............................           716,891           328,520         255,439
------------------------------------------------------------------------------------------------------------------------------------
                Income before income taxes and equity
                        in income (loss) of joint venture .....................        43,638,410        35,427,011      32,870,240
Income taxes (Note 7) .........................................................        15,976,974        12,924,255      12,647,179
------------------------------------------------------------------------------------------------------------------------------------
                Income before equity in income (loss) of joint venture ........        27,661,436        22,502,756      20,223,061
Equity in income (loss) of joint venture ......................................            68,666           (12,612)             --
------------------------------------------------------------------------------------------------------------------------------------
                Net income ....................................................     $  27,730,102        22,490,144      20,223,061
------------------------------------------------------------------------------------------------------------------------------------
                Net income per share ..........................................     $         .43               .35             .31
------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding ...........................................        64,631,613        64,629,562      64,405,640
------------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Total System Services, Inc.(SM)                                              27

Consolidated Statements of Shareholders' Equity

                                                                    Years Ended December 31, 1995, 1994 and 1993
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               Cumulative
                                                                    Additional                 Currency
                                              Common Stock           Paid-in      Treasury    Translation  Retained
                                         Shares       Amount          Capital        Stock    Adjustments  Earnings        Total
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 1992                   64,503,040   $6,450,304   6,310,534       (475,789)          --     73,660,435   $85,945,484
        Amortization of restricted
          stock awards (Note 6)                --           --     618,018             --           --             --       618,018
        Cash dividends declared
          ($.07 per share)                     --           --          --             --           --     (4,508,392)   (4,508,392)
        Net income                             --           --          --             --           --     20,223,061    20,223,061
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 1993                   64,503,040    6,450,304   6,928,552       (475,789)          --     89,375,104   102,278,171
        Common stock issued in
          acquisitions (Note 2)           225,654       22,565   2,765,444             --           --             --     2,788,009
        Amortization of restricted
          stock awards (Note 6)                 --          --     618,019             --           --             --       618,019
        Cash dividends declared
          ($.08 per share)                      --          --          --             --           --     (5,170,505)   (5,170,505)
        Net income                              --          --          --             --           --     22,490,144    22,490,144
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 1994                   64,728,694    6,472,869  10,312,015       (475,789)          --    106,694,743   123,003,838
        Common stock issued
          under restricted stock
          awards (Note 6)                   2,078          208        (208)            --            --            --            --
        Amortization of restricted
          stock awards (Note 6)                --           --     607,025             --            --            --       607,025
        Increase in currency
          translation adjustments              --           --          --             --    (1,052,081)           --    (1,052,081)
        Cash dividends declared
          ($.09 per share)                     --           --          --             --            --    (5,816,863)   (5,816,863)
        Net income                             --           --          --             --            --    27,730,102    27,730,102
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 1995                   64,730,772   $6,473,077  10,918,832       (475,789)   (1,052,081)  128,607,982  $144,472,021
------------------------------------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.

28                                               Total System Services, Inc.(SM)

Consolidated Statements of Cash Flows


                                                                                      Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                 1995                      1994                         1993
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                    $ 27,730,102               22,490,144                    20,223,061
 Adjustments to reconcile net income to net cash
                provided by operating activities:
        Equity in (income) loss of joint venture                   (68,666)                  12,612                            --
        Depreciation and amortization                           20,285,123               16,389,812                    14,981,970
        Provision for doubtful accounts                            458,606                 (559,305)                      137,848
        Deferred income tax expense                                963,384                2,823,772                     4,389,755
        (Gain) loss on disposal of equipment, net                  122,790                  (64,539)                     (335,670)
(Increase) decrease in:
        Accounts receivable                                    (13,970,497)              (2,630,810)                   (5,386,678)
        Prepaid expenses and other assets                      (10,049,764)              (9,708,812)                   (6,950,719)
Increase (decrease) in:
        Accounts payable                                           314,885                2,214,514                    (1,109,303)
        Accrued expenses and other current liabilities          12,137,363                5,772,622                     2,722,579
------------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities       37,923,326               36,740,010                    28,672,843
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchases of property and equipment                            (16,977,970)              (8,736,909)                   (8,034,038)
Purchases of computer software                                  (5,512,297)              (3,140,016)                   (1,908,595)
Additions to internally developed software                      (2,617,445)             (10,623,828)                  (11,687,596)
Proceeds from disposal of equipment                                864,699                  111,295                       444,321
Proceeds from bonds called                                              --                       --                        37,000
Purchases of businesses, net of cash and
   cash equivalents acquired                                            --                  463,347                            --
Investment in joint venture                                     (3,455,865)              (2,735,088)                           --
------------------------------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities          (27,698,878)             (24,661,199)                  (21,148,908)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Proceeds from long-term debt                                     1,965,775                       --                            --
Principal payments on long-term debt and
    capital lease obligations                                   (2,208,457)              (1,342,144)                  (10,729,388)
Dividends paid on common stock                                  (5,816,817)              (4,843,399)                   (4,508,392)
------------------------------------------------------------------------------------------------------------------------------------
                Net cash used in financing activities           (6,059,499)              (6,185,543)                  (15,237,780)
------------------------------------------------------------------------------------------------------------------------------------
               Net increase in cash and cash equivalents         4,164,949                5,893,268                    (7,713,845)
Cash and cash equivalents at beginning of period                14,684,674                8,791,406                    16,505,251
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                    $ 18,849,623               14,684,674                     8,791,406
------------------------------------------------------------------------------------------------------------------------------------
Cash paid for interest                                        $    157,130                  159,356                       645,808
------------------------------------------------------------------------------------------------------------------------------------
Cash paid for income taxes                                    $ 16,244,194                9,094,595                     8,674,997
------------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Total System Services, Inc.(SM)                                              29

Notes To Consolidated Financial Statements

NOTE 1 Basis of Presentation and Summary of Significant Accounting Policies

Business: Total System Services, Inc. ("TSYS" or "the Company") is an 80.8% owned subsidiary of Columbus Bank and Trust Company ("CB&T"), which is a wholly owned subsidiary of Synovus Financial Corp. ("Synovus"), whose stock is traded on the NYSE under the symbol "SNV." TSYS provides bankcard data processing and other related services to banks and other institutions.

Principles of Consolidation and Basis of Presentation: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its wholly owned subsidiaries, Columbus Depot Equipment Company ("CDEC"), Mailtek, Inc. ("Mailtek"), Lincoln Marketing, Inc. ("LMI"), and Columbus Productions, Inc. ("CPI"). Significant intercompany accounts and transactions have been eliminated in consolidation.

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Investment in Joint Venture: TSYS' 49% investment in Total System Services de Mexico, S.A. de C.V. ("TSYS de Mexico"), a bankcard data processing operation located in Mexico, is accounted for using the equity method of accounting.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets.

Computer Software: The Company capitalizes software development costs incurred from the time technological feasibility of the software product or enhancement is established until the software is ready for use in providing processing services to customers. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Software development costs related to the core of TS2 are amortized using the greater of (1) the straight-line method over the estimated useful lives of 10 years or (2) the ratio of current revenues to current and anticipated revenues. All other software development costs and costs of purchased computer software are amortized using the greater of (1) the straight-line method over the estimated useful lives of three to five years or
(2) the ratio of current revenues to current and anticipated revenues.

     The carrying value of computer software costs is reviewed for impairment by the Company, and impairments are recognized when the expected undiscounted future cash flows derived from such intangible assets are less than their carrying value. If such review indicates a potential impairment, the Company uses fair value in determining the amount that should be written off.

Revenue Recognition: The Company's bankcard data processing revenues are derived from long-term processing contracts with banks and other institutions and are recognized as revenues at the time the services are performed. The Company's service contracts generally contain terms ranging from three to ten years.

30                                               Total System Services, Inc.(SM)

Contract Acquisition Costs: The Company capitalizes certain contract acquisition costs related to signing a long-term contract. These costs, which primarily consist of cash payments for rights to provide processing services, incremental internal conversion and software development costs, and third-party software development costs, are amortized using the straight-line method over the initial contract term beginning when the customer's cardholder accounts are converted to the Company's processing system. The Company evaluates the existence of impairment on the basis of whether these costs are fully recoverable from expected undiscounted cash flows of the related contract. If such review indicates a potential impairment, the Company uses fair value in determining the amount that should be written off. All costs incurred prior to contract execution are expensed as incurred.

Goodwill: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired and is being amortized using the straight-line method over periods of five to 15 years. The Company reviews goodwill for impairment on the basis of whether the goodwill is fully recoverable from expected undiscounted cash flows of the related business units. If such review indicates a potential impairment, the Company uses fair value in determining the amount that should be written off.

Income Taxes: Income tax expense reflected in TSYS' consolidated financial statements has been computed based on the taxable income of TSYS as a separate entity. A consolidated federal income tax return is filed for Synovus and its majority owned subsidiaries, including TSYS.

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("Statement 109"). Under the asset and liability method of Statement 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash Flow Reporting: Cash equivalents are considered to be investments with a maturity of three months or less when purchased.

Net Income per Share: Net income per share is based on the weighted average number of shares of common stock outstanding during each period, including shares issued under restricted stock awards. The dilutive impact of contingently issuable shares and outstanding options to acquire common stock is not significant to the computation of net income per share.

Fair Values of Financial Instruments: The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, and employee benefits and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The investment in joint venture is accounted for by the equity method and pertains to

Total System Services, Inc.(SM)                                              31


a privately held company for which a fair value is not readily available. The Company believes the fair value of its joint venture investment exceeds the carrying value.

Foreign Currency Translation: Foreign currency financial statements of foreign joint ventures are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at average exchange rates during each reporting period. Net exchange gains or losses resulting from the translation of assets and liabilities of equity investments in foreign joint ventures are accumulated in a separate section of shareholders' equity titled Cumulative Currency Translation Adjustments.

Reclassifications: Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the presentation adopted in 1995.

NOTE 2 Relationship with Affiliated Companies

At December 31, 1995, CB&T owned 52,200,646 shares (approximately 80.8%) of TSYS' common stock.

     TSYS has entered into agreements with CB&T and certain of its affiliates, pursuant to which TSYS performs bankcard data processing services. Such bankcard data processing service revenues approximated $1,805,000, $1,495,000 and $1,461,000 during the years ended December 31, 1995, 1994 and 1993, respectively. Bankcard data processing revenues related to TSYS de Mexico, the Company's Mexican joint venture, were approximately $8.3 million for the year ended December 31, 1995. Revenues from other services provided by TSYS to Synovus and its affiliates approximated $718,000, $614,000 and $203,000 during the years ended December 31, 1995, 1994 and 1993, respectively.

     TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 1995 or 1994.

     In 1995, 1994 and 1993, TSYS received interest income from CB&T amounting to $837,356, $384,070 and $338,230, respectively. Also, in 1995, 1994 and 1993,
TSYS paid CB&T interest expense of $78,318, $60,193 and $429,136, respectively.

     During 1995, 1994 and 1993, Synovus Data Corp. paid TSYS $701,159, $732,136
and  $715,254,   respectively,  for  data  links,  network  services  and  other miscellaneous items.

     TSYS leases a portion of its facilities from Synovus Data Corp. and CB&T, and leases portions of the buildings it owns to CB&T. TSYS made lease payments for office facilities to Synovus Data Corp. of $214,650 in 1995, 1994 and 1993. Lease payments received from CB&T amounted to $20,203 in 1995, $30,716 in 1994, and $19,088 in 1993; TSYS made lease payments to CB&T of $54,313 in 1995 and $71,720 in 1994. Before the Company acquired Columbus Productions, Inc. in 1994, TSYS paid CPI an aggregate amount of $469,422 for printing services in 1993.

     TSYS has entered into a management agreement with Synovus pursuant to which TSYS pays for management, legal and tax services provided by Synovus. Such management fees amounted to $1,039,693, $915,215 and $582,300 for the years ended December 31, 1995, 1994 and 1993, respectively. Synovus paid TSYS management fees of $361,093 and $409,438 in 1995 and 1994, respectively, for payroll processing support services.

     In July 1995,  Synovus formed a separate  company,  Synovus  Administrative
Services  Corp.  ("SASC"),  to  provide  human  resource,   payroll,   security,
maintenance and other

32                                                Total Sytem Services, Inc.(SM)

administrative services to TSYS and other affiliated companies. TSYS paid SASC $3,158,695 for these services in 1995. TSYS received $198,578 in rent from SASC in 1995.

     TSYS maintains deposit accounts with CB&T, the majority of which are interest-earning and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with CB&T of $16,742,926 and $13,862,765 at December 31, 1995 and 1994, respectively.

     Certain officers of TSYS participate in the Synovus 1994 Long-Term Incentive Plan. These officers were provided restricted stock awards and nonqualified options for Synovus stock in 1995 and 1994 as follows:

--------------------------------------------------------------------------------
                                                        Number of Shares
                                                 1995                      1994
--------------------------------------------------------------------------------
Restricted stock awards ......                   17,122                   12,217
Stock options ................                  127,370                   36,651

     The restricted stock awards were valued at the price paid for the Synovus shares which was $389,526 and $210,743 in 1995 and 1994, respectively, and recognized as compensation expense over the five-year vesting period. The stock options were granted with an exercise price equal to the market value of Synovus common stock at the date of grant. The options are exercisable in two or three years and expire eight years from date of grant.

     On January 2, 1994, TSYS acquired Columbus Productions, Inc., provider of full-service commercial printing and related services, from CB&T in exchange for 202,246 newly issued shares of TSYS common stock with a market value of $2.7 million at the date of acquisition; the assets and liabilities of CPI were recorded at their historical cost in a manner similar to a pooling of interests.

     The Company believes the terms and conditions of transactions between TSYS, CB&T, Synovus, SASC and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties.

NOTE 3 Property and Equipment

Property and equipment balances at December 31 were as follows:

--------------------------------------------------------------------------------
                                        1995                        1994
--------------------------------------------------------------------------------
Land ........................       $  2,482,820                  2,255,820
Buildings ...................         38,071,521                 33,423,379
Computer equipment ..........         38,122,588                 35,574,895
Furniture and other equipment         30,840,053                 27,516,732
Construction in progress ....               --                      592,964
--------------------------------------------------------------------------------
                                     109,516,982                 99,363,790
Less accumulated depreciation
and amortization ............         54,944,079                 51,468,537
--------------------------------------------------------------------------------
Property and equipment, net .       $ 54,572,903                 47,895,253
================================================================================

     Depreciation of property and equipment was $9,768,665, $9,802,873 and $10,381,060 for 1995, 1994 and 1993, respectively.

NOTE 4 Computer Software

Computer software at December 31 is summarized as follows:

--------------------------------------------------------------------------------
                                         1995                          1994
--------------------------------------------------------------------------------
TS2 .........................        $33,048,872                 33,048,872
Other internally developed
software including TS2
enhancements ................          5,346,071                  3,803,910
Purchased computer software .         17,137,936                 11,780,949
--------------------------------------------------------------------------------
                                      55,532,879                 48,633,731
Less accumulated amortization         16,317,318                  9,393,910
--------------------------------------------------------------------------------
Computer software, net ......        $39,215,561                 39,239,821
================================================================================

Total System Services, Inc.(SM)                                               33

Capitalized software development costs for the years ended December 31, 1995, 1994 and 1993 were $2,617,445, $10,623,828 and $11,687,596, respectively.
Amortization expense related to computer software costs was $7,357,544, $3,669,448 and $2,174,887 for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 5 Long-Term Debt and Obligations Under Capital Leases

Long-term debt and obligations under capital leases at December 31 consists of the following:

--------------------------------------------------------------------------------
                                              1995                      1994
--------------------------------------------------------------------------------
9.75% Industrial Development
Authority bonds payable,
principally held by CB&T
and its affiliates .................        $   --                      25,000
Capital lease obligations, with
interest rates ranging from
7.85% to 13.48%, payable
monthly through 1999,
secured by equipment with
a carrying value of $495,264 .......         582,949                   750,775
Note payable with an interest rate
of 9.23%, maturing in 2003 .........         347,792                   386,423
--------------------------------------------------------------------------------
Total long-term debt and obligations
under capital leases ...............         930,741                 1,162,198
Less: current portion ..............         243,786                   255,631
--------------------------------------------------------------------------------
Noncurrent portion of long-
term debt and obligations
under capital leases ...............        $686,955                   906,567
================================================================================

NOTE 6 Shareholders' Equity

Restricted Stock Awards: The Company has issued its common stock to certain executive officers under restricted stock awards. The market value of the common stock at the date of issuance is included as a reduction of additional paid-in capital in the Company's consolidated balance sheets and is amortized as compensation expense over the vesting period of the awards. Compensation expense relating to these awards was $607,025, $618,019 and $618,018 for the years ended December 31, 1995, 1994 and 1993, respectively, and unamortized compensation at December 31, 1995, was $1,113,834. Common stock issued under restricted stock awards is considered outstanding for purposes of the computation of net income per share. The amounts and terms of common stock issued under restricted awards are summarized as follows:
--------------------------------------------------------------------------------

                          Number       Market Value at          Vesting
Date of Issuance        of Shares      Date of Issuance         Period
--------------------------------------------------------------------------------
July 21, 1992           217,600        $1,332,800                60 months
February 24, 1992       262,000         1,801,250                72 months
November 6, 1995          2,078            46,495                36 months

Long-Term  Incentive Plan: In 1992, the Total System  Services,  Inc.  Long-Term
Incentive Plan ("LTI Plan") was adopted to enable Total System Services, Inc. and subsidiaries to attract, retain, motivate and reward employees who make a significant contribution to the Company's long-term success, and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards. Four hundred thousand shares of the Company's common stock are reserved for distribution under the terms of the

34                                               Total System Services, Inc.(SM)


LTI Plan. During 1994, the Company awarded compensatory options to acquire 99,650 shares of common stock to certain key employees. All options granted were nonqualified stock options with an exercise price of $6 per share and are exercisable beginning in June 1997 and expiring in June 2002. The Company is recording compensation expense of $454,638 for the difference between the exercise price and the fair market value of the Company's common stock at the date of grant over the period from the date of grant through June 1997, the vesting date. As of December 31, 1995, options to acquire 95,600 shares remained outstanding after cancellations with none of these options exercisable.

NOTE 7 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

     Income tax expense for the years ended December 31, 1995, 1994 and 1993, consists of:

--------------------------------------------------------------------------------
                          Current            Deferred              Total
--------------------------------------------------------------------------------
1995:
Federal .......         $13,522,207         1,620,553         15,142,760
State .........           1,491,383          (657,169)           834,214
--------------------------------------------------------------------------------
                        $15,013,590           963,384         15,976,974
================================================================================
1994:
Federal .......         $ 9,550,558         2,247,759         11,798,317
State .........             549,925           576,013          1,125,938
--------------------------------------------------------------------------------
                        $10,100,483         2,823,772         12,924,255
================================================================================
1993:
Federal .......         $ 7,953,505         3,155,452         11,108,957
State .........             303,919         1,234,303          1,538,222
--------------------------------------------------------------------------------
                        $ 8,257,424         4,389,755         12,647,179
================================================================================

     Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes and equity in income (loss) of joint venture as a result of the following:

--------------------------------------------------------------------------------
                                  1995              1994           1993
--------------------------------------------------------------------------------
Computed "expected"
tax expense .............     $15,273,444        12,395,040    11,504,584
Increase (decrease)
in income taxes
resulting from:
State income tax
expense, net of
federal income
tax benefit .............         542,239           731,860       999,844
Other, net ..............         161,291          (202,645)      142,751
--------------------------------------------------------------------------------
                              $15,976,974        12,924,255    12,647,179
================================================================================

     The tax effects of temporary differences that gave rise to the deferred income tax assets and liabilities at December 31, 1995 and 1994, are presented below:

--------------------------------------------------------------------------------
                                           1995                        1994
--------------------------------------------------------------------------------
Deferred income tax assets,
primarily accruals not
deductible until paid ..........     $  3,392,874                    1,173,911
Deferred income tax liabilities:
Computer software
development costs
and other costs ................      (17,653,794)                 (15,400,212)
Other, net .....................       (1,999,130)                  (1,688,253)
--------------------------------------------------------------------------------
Total deferred income
tax liability ..................      (19,652,924)                 (17,088,465)
--------------------------------------------------------------------------------
Net deferred income
tax liability ..................     $(16,260,050)                 (15,914,554)
================================================================================

Total System Services, Inc.(SM)                                               35


NOTE 8 Employee Benefit Plans

The Company provides certain benefits to its employees by allowing employees to participate in certain defined contribution plans. These employee benefit plans are described as follows:

Profit Sharing Plan: The Company's employees are eligible to participate in the Synovus Financial Corp./Total System Services, Inc. ("Synovus/TSYS") Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 9% (15% in 1994 and 1993) of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. TSYS' annual contributions to the plan charged to expense are as follows:

--------------------------------------------------------------------------------
1995 ..............                $4,429,998
1994 ..............                 4,947,261
1993 ..............                 4,435,756

Stock Purchase Plan: The Company maintains stock purchase plans for directors and employees, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. TSYS' contributions to these plans charged to expense are as follows:

--------------------------------------------------------------------------------
1995 ..............                  $962,829
1994 ..............                   692,208
1993 ..............                   532,065


Money Purchase Plan: In 1995, the Company's employees became eligible to participate in the Synovus/TSYS Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the Plan equal to 7% of participant compensation, as defined. The Company's contribution to the plan charged to expense for the year ended December 31, 1995, was $3,417,057.

401(k) Plan: Also in 1995, the Company's employees became eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute up to 10% of pretax compensation with a discretionary company contribution up to a maximum of 5% of participant compensation, as defined, based upon the Company's attainment of certain financial goals. The Company's contribution to the plan charged to expense for the year ended December 31, 1995, was $1,601,939.

Pension Plan: The Company terminated its defined benefit pension plan during 1995. No significant gain or loss resulted from the Company's termination of the plan. Total pension expense for 1994 and 1993 was $623,788 and $420,658, respectively.

Postretirement Medical Benefits Plan: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost associated with the plan are not material to the Company's consolidated financial statements.


36                                               Total System Services, Inc.(SM)

NOTE 9 Commitments and Contingencies

Lease Commitments: TSYS is obligated under noncancel-able operating leases for computer equipment and facilities. Management expects that, as these leases expire, they will be renewed or replaced by similar leases. The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and in the aggregate as of December 31, 1995, are as follows:

--------------------------------------------------------------------------------
1996 ..............               $27,194,187
1997 ..............                22,591,272
1998 ..............                 4,927,017
1999 ..............                 3,553,809
2000 ..............                 1,360,557
--------------------------------------------------------------------------------
                                  $57,252,868
================================================================================

     Total rental expense under all operating leases in 1995, 1994 and 1993 was $34,862,784, $26,408,605 and $22,017,438, respectively.

Contractual Commitments: In the normal course of its business, the Company maintains processing contracts with its customers. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which the Company's performance is measured. In the event the Company does not meet its contractual commitments with its customers, the Company may incur penalties and/or certain customers may have the right to terminate their contracts with the Company. The Company does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.

Contingencies: The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are adequately covered by insurance or, if not covered, are without merit or are of such kind or involve such amounts as would not have a material effect on the financial condition or results of operations of the Company if disposed of unfavorably.

NOTE 10 Supplementary Balance Sheet Information Significant components of other assets are summarized as follows:

--------------------------------------------------------------------------------
                                                1995                   1994
--------------------------------------------------------------------------------
Contract acquisition costs, net  .....      $17,628,448              10,383,099
Investment in joint venture, net .....        4,506,686               2,722,476


Significant components of other current liabilities are summarized as follows:

--------------------------------------------------------------------------------
                                               1995                    1994
--------------------------------------------------------------------------------
Accrued salaries and
        related liabilities ..........      $ 4,523,723                2,529,320

NOTE 11 Major Customers

For the years ended December 31, 1995, 1994 and 1993, two customers accounted for approximately 34%, 36% and 37% of total revenues, respectively.


Total System Services, Inc.(SM)                                               37


Report of Independent Auditors

                                            303 Peachtree Street, N.E.
                                            Suite 2000
                                            Atlanta, GA 30308

The Board of Directors and Shareholders
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.


/s/KPMG Peat Marwick LLP


January 26, 1996

38                                               Total System Services, Inc.(SM)

Quarterly Financial Data, Stock Price, Dividend Information


TSYS' common stock trades on the New York Stock Exchange ("NYSE") under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of December 21, 1995, there were 4,755 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

     The fourth quarter dividend was declared on December 11, 1995, and was paid January 2, 1996, to shareholders of record on December 21, 1995. Total dividends declared in 1995 amounted to $5.8 million, as compared to $5.2 million in 1994. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.


Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 1995 and 1994.

[Omitted Revenues Graph is represented by the following table.]

Revenues
(Millions of Dollars)

                    1994           1995
--------------------------------------------------------------------------------
QTR 1 ............  $41.0          $53.4
QTR 2 ............   44.8           59.1
QTR 3 ............   47.9           66.1
QTR 4 ............   53.8           71.1

[Omitted Net Income Graph is represented by the following table.]

Net Income
(Millions of Dollars)

                    1994           1995
--------------------------------------------------------------------------------
QTR 1 ............  $4.3          $4.8
QTR 2 ............   5.2           6.0
QTR 3 ............   5.7           7.4
QTR 4 ..........     7.2           9.5


                                          First       Second        Third        Fourth
(in thousands except per share data)      Quarter     Quarter       Quarter      Quarter
------------------------------------------------------------------------------------
1995 Revenues ........................... $53,380      59,134        66,108      71,086
     Operating income ...................   7,763      10,021        10,746      14,392
     Net income .........................   4,784       6,013         7,390       9,543
     Net income per share ...............     .08         .09           .11         .15
     Cash dividends declared per share ..   .0225       .0225         .0225       .0225
     Stock prices:
        High ............................      18 1/8      17 1/4        24 1/8      31 5/8
        Low .............................      16 1/8      13 3/8        14 3/4      21 1/4
---------------------------------------------------------------------------------------
1994 Revenues ........................... $40,977      44,836        47,938      53,820
     Operating income ...................   7,060       8,481         8,517      11,040
     Net income .........................   4,349       5,225         5,717       7,200
     Net income per share ...............     .07         .08           .09         .11
     Cash dividends declared per share ..   .0175       .0175         .0225       .0225
     Stock prices:
        High ............................      14 1/8      13            16 5/8      19 5/8
        Low .............................      12 3/4      10 1/8         9 5/8      15 1/2

Total System Services, Inc.(SM)                                                 39

