Form 10-K, Exhibit 13
period 1996-12-31
TOTAL SYSTEM SERVICES INC
filed 1997-03-20
CIK 721683

EXHIBIT 13.1

Selected Financial Data

The following comparisons highlight significant historical trends in TSYS' results of operations and financial condition. Total revenues and net income have grown over the last five years at compounded annual growth rates of 22.6% and 21.0%, respectively. The balance sheet data also reflects the continued strong financial position of TSYS, as evidenced by the current ratio of 1.9:1 at December 31, 1996, and increased shareholders' equity. The following data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report.

                                                                                     Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
(in thousands except share and per share data)                 1996           1995            1994            1993             1992
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
        Bankcard data processing services ...........   $    277,870        218,953         166,194         136,650         123,356
        Other services ..............................         33,778         30,755          21,377          15,424           6,307
------------------------------------------------------------------------------------------------------------------------------------
                Total revenues ......................        311,648        249,708         187,571         152,074         129,663
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense ........        124,259         94,946          73,051          54,517          43,136
        Net occupancy and equipment expense .........         82,118         64,549          51,283          43,421          39,793
        Other operating expenses ....................         53,368         47,291          28,139          21,521          17,712
------------------------------------------------------------------------------------------------------------------------------------
                Total operating expenses ............        259,745        206,786         152,473         119,459         100,641
------------------------------------------------------------------------------------------------------------------------------------
        Equity in income (loss) of joint ventures ...          7,094             69             (13)           --              --
------------------------------------------------------------------------------------------------------------------------------------
                Operating income ....................         58,997         42,991          35,085          32,615          29,022

Nonoperating income (expense):
        Gain (loss) on disposal of equipment, net ...             31           (123)             65             335             157
        Interest income (expense), net ..............          1,416            839             264             (80)         (1,121)
------------------------------------------------------------------------------------------------------------------------------------
                Total nonoperating income (expense) .          1,447            716             329             255            (964)
------------------------------------------------------------------------------------------------------------------------------------
                Income before income taxes ..........         60,444         43,707          35,414          32,870          28,058
Income taxes ........................................         21,007         15,977          12,924          12,647          10,489
------------------------------------------------------------------------------------------------------------------------------------
                Net income ..........................   $     39,437         27,730          22,490          20,223          17,569
====================================================================================================================================
                Net income per share ................   $        .31            .21             .17             .16             .14
====================================================================================================================================
Cash dividends declared per share ...................   $       .045           .045            .040            .035            .035
====================================================================================================================================
Weighted average outstanding shares .................    129,287,493    129,263,226     129,259,124     128,811,280     128,106,672
====================================================================================================================================


-------------------------------------------------------------------------------

                                                                               December 31,
                                                    --------------------------------------------------------------------------------
(in thousands)                                          1996             1995              1994             1993               1992
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets .............................          $246,759           199,000           165,042           133,339          122,048
Working capital ..........................            46,218            37,687            33,421            30,594           31,850
Total long-term debt .....................               676               931             1,162             1,707           12,282
Shareholders' equity .....................           178,878           144,472           123,004           102,278           85,945

                                       17

TOTAL SYSTEM SERVICES, INC.(SM) 1996 ANNUAL REPORT

Financial Review

This Financial Review provides a discussion of the results of operations, financial condition, liquidity and capital resources of TSYS and creates awareness of the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes, and Selected Financial Data are an integral part of this Financial Review and should be read in conjunction with it.

Results of Operations

Revenues

TSYS' revenues are derived principally from providing bankcard data processing and related services to banks and other institutions under long-term processing contracts. TSYS' services are provided as THE TOTAL SYSTEM to financial institutions and other organizations across the United States and in Mexico, Puerto Rico and Canada.

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

     Due to the somewhat seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, the conversion of cardholder accounts for new customers to THE TOTAL SYSTEM, as well as the deconversion of cardholder accounts of existing customers, also impacts the results of operations from period to period. Another factor, among others, which may affect TSYS' revenues and results of operations from time to time is the sale by a customer of its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another processor. The financial services industry continues to consolidate which could favorably or unfavorably impact TSYS' financial condition or results of operations.

     The average number of cardholder accounts on file increased 35.7% to 72.0 million in 1996, compared to 53.1 million in 1995, which represented a 35.2% increase over 39.5 million in 1994. At December 31, 1996, TSYS' cardholder accounts on file were approximately 79.4 million, up from 63.3 million and 44.1 million at December 31, 1995 and 1994, respectively.

     During 1996, the majority of the growth in cardholder accounts is primarily a result of portfolio growth of existing customers. In addition, approximately
6.5 million cardholder accounts of new customers were added to THE TOTAL SYSTEM.

     On August 16, 1995, TSYS and Visa U.S.A. Inc. ("Visa") announced an agreement in principle to merge their merchant and point-of-sale processing operations. On May 1, 1996, the joint venture, known as Vital Processing Services L.L.C. ("Vital"), became operational and began offering fully integrated merchant transaction and related electronic information services to financial and nonfinancial institutions and their merchant customers. Vital is structured with its own management team and separate Board of Directors and has its corporate headquarters in Tempe, Arizona, with other locations in Columbus, Georgia, and Atlanta, Georgia. TSYS and Visa are equal owners in the joint venture.

     Revenues and expenses associated with TSYS' merchant operations through April 1996 are included in TSYS' revenues and expenses. However, since Vital became operational May 1, 1996, TSYS' share of its results of operations are included in equity in the income of joint ventures. The change in classification of the Company's revenues and expenses from its merchant operations to an equity interest in the Vital joint venture affects the comparability of prior periods presented in the Company's statements of income.

     Since 1994, TSYS has been servicing commercial cards which include purchasing cards, corporate cards and company business cards for employees. At December 31, 1996, TSYS was processing approximately 3.1 million commercial card accounts, a 42.5% increase over the approximately 2.0 million being processed at year-end 1995, representing a 53.8% increase over the 1.3 million at year-end 1994. Commercial card revenue is included in revenues from bankcard processing.

     A significant amount of the Company's revenues are derived from certain major customers who are processed under long-term contracts. For the years ended December 31, 1996, 1995 and 1994, two customers accounted for approximately 29%, 34% and 36% of total revenues, respectively. As a result, the loss of one of the Company's major customers could have a material adverse effect on the Company's financial condition and results of operations.

     During 1996, TSYS successfully converted approximately 4.5 million cardholder accounts for Bank of America. TSYS' conversion schedule for 1997 anticipates converting all of Bank of America's remaining accounts. In addition,

Bankcard Revenues (Millions of Dollars)
96......................$277.9
95......................$219.0
94......................$166.2
93......................$136.7
92......................$123.4

Operating Income (Millions of Dollars)
96.....................$59.0
95.....................$43.0
94.....................$35.1
93.....................$32.6
92.....................$29.0

TOTAL SYSTEM SERVICES, INC.(SM) 1996 ANNUAL REPORT

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data:


                                                                                                            Percentage Change
                                                                                                            in Dollar Amounts
                                                                                                            -----------------------
                                                                 Percentage of Total Revenues                  1996         1995
                                                                  Years Ended December 31,                      vs            vs
                                                                      1996         1995          1994          1995         1994
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
        Bankcard data processing services ......................     89.2%         87.7          88.6          26.9         31.7
        Other services .........................................     10.8          12.3          11.4           9.8         43.9
-----------------------------------------------------------------------------------------------------
                Total revenues .................................    100.0         100.0         100.0          24.8         33.1
-----------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense ...................     39.9          38.0          38.9          30.9         30.0
        Net occupancy and equipment expense ....................     26.3          25.8          27.3          27.2         25.9
        Other operating expenses ...............................     17.1          19.0          15.0          12.9         68.1
-----------------------------------------------------------------------------------------------------
                Total operating expenses .......................     83.3          82.8          81.2          25.6         35.6
-----------------------------------------------------------------------------------------------------
        Equity in income (loss) of joint ventures ..............      2.2           0.0          (0.0)           nm           nm
-----------------------------------------------------------------------------------------------------
                Operating income ...............................     18.9          17.2          18.8          37.2         22.5
-----------------------------------------------------------------------------------------------------
Nonoperating income (expense):
        Gain (loss) on disposal of equipment, net ..............      0.0          (0.0)          0.0            nm           nm
        Interest income (expense), net .........................      0.5           0.3           0.1          68.6           nm
-----------------------------------------------------------------------------------------------------
                Total nonoperating income ......................      0.5           0.3           0.1         101.9        118.2
-----------------------------------------------------------------------------------------------------
                Income before income taxes .....................     19.4          17.5          18.9          38.3         23.4
Income taxes ...................................................      6.7           6.4           6.9          31.5         23.6
-----------------------------------------------------------------------------------------------------
                Net income .....................................     12.7%         11.1          12.0          42.2         23.3
=====================================================================================================

nm = not meaningful

during the second quarter of 1996, TSYS and Bank of America amended their processing agreement to, among other things, eliminate the financial penalties and termination rights associated with prior conversion delays. Management believes all of Bank of America's cardholder accounts will be successfully converted to TS2.

     Revenues from other services consist primarily of revenues generated by TSYS' wholly owned subsidiaries, Columbus Depot Equipment Company ("CDEC"), Mailtek, Inc. ("Mailtek"), Lincoln Marketing, Inc. ("LMI"), and Columbus Productions, Inc. ("CPI"). CDEC provides TSYS customers with an option to lease certain equipment nec-essary for on-line communications and use of TSYS applications; Mailtek and LMI provide TSYS customers and others with mail and correspondence processing services and account solicitation services, and CPI provides full-service commercial printing services to TSYS customers and others.

Operating Expenses

As a percentage of revenues, operating expenses increased in 1996 to 83.3%, compared to 82.8% and 81.2% for 1995 and 1994, respectively. The principal increases in operating expenses resulted from the addition of personnel and equipment; the cost of materials associated with the services provided by all companies, particularly the supplies related to processing the increased number of accounts on THE TOTAL SYSTEM; certain transaction processing provisions; and certain costs associated with the conversion of customers to TS2 and the start-up of TSYS de Mexico.

     A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 1996, the average number of employees increased to 2,498, compared to 2,087 in 1995 and 1,874 in 1994. In addition to the growth in number of employees, the increase in salaries and other personnel costs is attributable to normal salary increases and related employee benefits. Employment costs related to internally developed software and contract acquisition costs capitalized in 1996 were $4.9 million, compared to $8.4 million and $14.5 million in 1995 and 1994, respectively, the majority of which related to the development of TS2. These decreases in capitalization are a major component of the increases in employment expense, particularly in comparing 1995 to 1994. Since the completion of core TS2, employment expenses capitalized relate primarily to enhancements to TS2 and costs associated with the conversion to TS2 of customers under long-term contracts.

     Due to the importance of technology to our business, a large portion of TSYS' employees are programmers - approximately 33.1% in 1996, compared to 35.7% and 31.6% in 1995 and 1994, respectively. To expand our programmer base, the state of Georgia has offered an incentive program called Intellectual Capital Partnership Program ("ICAPP"). ICAPP is a commitment of up to $23 million for classrooms, teachers, computer equipment and high-tech training designed to meet TSYS' growth needs for technical analysts, computer systems personnel and mainframe programmers into the next century.

     Net occupancy and equipment expense increased 27.2% in 1996 over 1995, compared to 25.9% in 1995 over 1994. Equipment and software rentals, which represents the largest component of net occupancy and equipment expense, increased $11.1 million, or 34.1% in 1996, compared to 1995, and $8.5 million, or 35.1% in 1995 compared to 1994. Substantial new, technologically advanced equipment was leased in order to meet growth needs in 1996 and anticipated future growth, including mainframe computers and significant additional direct access storage devices. Purchasing and leasing mainframe computers, laser printers and direct access storage drives are part of TSYS' strategy of supporting infrastructure growth. Due to the rapidly

TOTAL SYSTEM SERVICES, INC.(SM) 1996 ANNUAL REPORT


changing technology in computer equipment, leasing provides a way for TSYS to acquire new equipment while minimizing some of the risks associated with investing in state-of-the-art computer equipment.

     TSYS continues to monitor and assess its building and equipment needs as it positions itself for future growth and expansion. During 1996, TSYS made a strategic decision to remain in Columbus, Georgia, and build a new campus-type facility on approximately 50 acres of land north of downtown Columbus. The new facility will consolidate most of TSYS' multiple Columbus locations and will facilitate future growth. In addition, TSYS began developing plans to expand its operations center in north Columbus during 1997. This expansion, while not finalized, will include additional space for the card production services now located in downtown Columbus. The expansion is also expected to include additional space for statement printing and data processing functions. A separate building will be constructed on the North Center property in 1997 to serve as LMI's headquarters. In 1995, a new, 110,000 square-foot building was purchased to accommodate current office space needs and provide space for future growth in technical staff.

     Other operating expenses increased 12.9% in 1996 compared to 1995 and 68.1% in 1995 compared to 1994. Management fees were paid to an affiliate for human resources, maintenance, security, communications, corporate education, travel and administration. These fees were paid for only the second half of 1995 but were paid for a full year in 1996 and therefore increased 171.7% in 1996 over 1995. However, if the fee paid in 1996 is compared to an annualized fee for 1995, the increase would be 35.9% and is a significant factor in the increase in other operating expenses. Of the remaining components in other operating expenses, the fluctuations varied. For example, certain direct business expenses such as supplies and telecommunications grew collectively 5.2% or $1.0 million. Partially offsetting this growth is a reduction in certain professional fees and local taxes.

     Factors contributing to the increase in other operating expenses in 1995 included the volume of supplies related to the processing of accounts due to the growth in number of accounts serviced, coupled with an increase in the cost of supplies, especially paper. In the second half of 1995, management fees totaling $3.2 million were paid to an affiliate for various services; these management fees are included in other operating expenses in the second half of 1995 and would have been reflected as salaries and other personnel expenses in the first half of 1995 and in 1994. Other operating expenses also increased in 1995 as a result of certain provisions made for contractual or negotiated processing commitments. These provisions were deemed necessary in view of the increased risks associated with the significant growth in the number of accounts being processed.

Operating Income

Operating income increased 37.2% to $59.0 million in 1996, compared to $43.0 million in 1995, an increase of 22.5% over 1994. Equity in income of TSYS' two joint ventures contributed significantly to the increase in 1996 over 1995 as Vital became operational during 1996 and the Mexican joint venture had its first full year of operations in 1996. Excluding the equity income, operating income increased 20.9% to $51.9 million in 1996, primarily due to increased revenues combined with a focus on expense control. The operating income margin increased to 18.9% in 1996, compared to 17.2% and 18.8% in 1995 and 1994, respectively.

Nonoperating Income (Expense)

Interest income (expense), net, includes interest expense of $62,872, $156,692 and $151,584 and interest income of $1,478,572, $996,373 and $415,565 for 1996,
1995 and  1994,  respectively.

     Interest expense decreased in 1996 due to the decreasing level of outstanding debt. Interest expense increased only 3.4% in 1995, as compared to 1994, due to new debt obtained in early 1995 and repaid in November 1995. Although the Company has not yet finalized the design or the financing of its new real estate development projects, financing costs will likely increase in 1997.

     Interest income increased 48.4% in 1996, as compared to 1995, and increased 139.8% in 1995, compared to 1994. The changes are the result of both fluctuations in cash available for investment and short-term interest rates. Additionally, in the third quarter of 1996, $5.0 million was invested in a six-month certificate of deposit at a higher rate of interest.

Income Taxes

Income tax expense was $21.0 million, $16.0 million and $12.9 million in 1996, 1995 and 1994, respectively, representing effective tax rates of 34.8%, 36.6% and 36.5%. The decline in TSYS' effective tax rate for 1996, as compared to 1995 and 1994, is attributable to certain effective income tax planning strategies, including the identification and recognition of research and experimentation credits for ongoing development activities and a reduction in state income taxes.

Net Income

Net income increased 42.2% to $39.4 million ($.31 per share) in 1996, compared to a 23.3% increase to $27.7 million ($.21 per share) for 1995, up from $22.5 million ($.17 per share) in 1994.

Financial Condition, Liquidity and
Capital Resources

The Consolidated Statements of Cash Flows detail the Company's cash flows from operating, investing and financing activities. TSYS' primary method for funding liquidity requirements for TSYS has been cash generated from current operations and the occasional use of borrowed funds to supplement financing of capital expenditures. The major uses of cash generated from operations have been the addition of property and equipment; computer software developed internally and purchased; investment in joint ventures, contract acquisitions and short-term investments; and the payment of cash dividends.

TOTAL SYSTEM SERVICES, INC.(SM) 1996 ANNUAL REPORT


     During 1996, TSYS purchased and leased computer hardware and related equipment including software. Capital expenditures for property and equipment were $19.4 million in 1996, compared to $17.0 million in 1995, and $8.7 million in 1994. Expenditures for purchased computer software were $9.0 million in 1996, compared to $5.5 million in 1995 and $3.1 million in 1994. Additions to internally developed computer software, principally TS2 and enhancements to TS2, were less than $200,000 in 1996, $2.6 million in 1995, and $10.6 million in 1994.

     Costs to develop the core TS2 bankcard processing and support software were capitalized, and amortization began in October 1994 over a useful life of ten years. Amortization of TS2 resulted in amortization expense of $3.3 million in 1996 and 1995 and $826,000 in 1994. Costs associated with the development of additional features of TS2 continue to be capitalized upon establishing technological feasibility and are amortized when they become available for general customer use.

     Costs associated with the conversion of customers under long-term contracts to TS2 are capitalized as contract acquisition costs and are amortized over the life of the processing contracts. Capitalized conversion costs, included in contract acquisition costs, at December 31, 1996, 1995 and 1994, amounted to $8.4 million, $5.4 million and $2.5 million, respectively. Amortization of specific capitalized conversion costs commenced in April 1996 and totaled $204,000 in 1996.

     In late 1994, TSYS invested in a Mexican joint venture, TSYS de Mexico, which began generating revenues in June 1995 from its new facility in Toluca near Mexico City. TSYS de Mexico is now providing credit card related processing for 20 banks in Mexico. TSYS de Mexico performs card and statement production services, while subcontracting bankcard processing to TSYS. TSYS' total capital investment in TSYS de Mexico is $6.2 million, representing an equity interest of 49%. At December 31, 1996, currency translation adjustments decreased the Company's equity investment in TSYS de Mexico by $1.9 million and resulted in a cumulative currency translation adjustment, net of income taxes, of $1.2 million. Effective in 1997, Mexico's highly inflationary economy will require any foreign currency fluctuations above the valuation at December 31, 1996, to be reflected in TSYS' results of operations.

     TSYS de Mexico continues to perform as expected, although current production volumes are showing signs of decreasing. The Mexican economy continues to stabilize relative to 1995; however, there remains uncertainty in the Mexican economy which management continues to monitor.

     The joint venture between TSYS and Visa U.S.A., known as Vital Processing Services L.L.C., became operational May 1, 1996, merging the companies' merchant and point-of-sale processing operations. TSYS contributed cash of $2.5 million, as well as $1.4 million in equipment and other assets, to the joint venture. TSYS and Visa are equal owners in the joint venture.

     In each quarter of 1996, the Board of Directors declared a dividend on TSYS' common stock of $.011 per share. Total dividends declared in 1996 and 1995 were $5.8 million, compared to $5.2 million in 1994. In 1996, a stock dividend was distributed, effecting a two-for-one stock split. (See Note 7 to Consolidated Financial Statements.)

     During 1996, TSYS reevaluated its business insurance risks and determined it was more cost effective to accept the financial impact for normal risks associated with its business as a processor of significant transaction levels and utilize insurance to protect TSYS from catastrophic events. As a result, TSYS increased its coverage for errors and omissions and raised its deductible amount.

     During 1996, TSYS announced its decision to remain in Columbus, Georgia, and build a new campus-type facility on approximately 50 acres of land north of downtown Columbus. The decision was based on a commitment by the state of Georgia to provide collegiate high-tech education and cooperation by the city of Columbus in making available a suitable building site. The campus facility will consolidate most of TSYS' multiple Columbus locations and will facilitate future growth. The campus development will be a multi-building, multi-year phased project with initial construction scheduled to begin by mid 1997. Preliminary cost estimates for the first phase are expected to be $75-100 million over a two to three year period. In addition, the proposed expansion of the Company's operations center is expected to cost $20-25 million. Financing for these projects is expected to be through the internal generation of funds and the use of funds from external sources, possibly through the issuance of industrial revenue bonds.

     Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of the economies of scale through utilization of more efficient computer hardware and software, it can minimize the impact of inflation.

     Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 1.9:1. At December 31, 1996, TSYS had working capital of $46.2 million, compared to $37.7 million in 1995 and $33.4 million in 1994.

     Management believes that outside sources for capital will be available to finance expansion projects and possible acquisitions should the Company decide to pursue such financing. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions, or the issuance of additional equity securities. However, there can be no assurance that funds will be available on terms acceptable to TSYS. The Company did not require any short-term borrowings during 1996, 1995 or 1994.

TOTAL SYSTEM SERVICES, INC.(SM) 1996 ANNUAL REPORT


Consolidated Balance Sheets

                                                                                                    December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                1996           1995
----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
        Cash and cash equivalents (includes $25.1 million and $16.7 million
                on deposit with a related party in 1996 and 1995, respectively)              27,496,057       18,849,623
        Short-term investments with a related party                                           5,000,000               --
        Accounts receivable, net of allowance for doubtful accounts of
                $704,000 and $714,000 in 1996 and 1995, respectively                         59,202,399       49,614,779
        Prepaid expenses and other current assets                                             6,624,482        9,362,500
------------------------------------------------------------------------------------------------------------------------------------
                Total current assets                                                         98,322,938       77,826,902
Property and equipment, net (Note 3)                                                         62,955,926       54,572,903
Computer software, net (Note 4)                                                              39,720,484       39,215,561
Other assets (Notes 5 and 11)                                                                45,759,735       27,384,435
------------------------------------------------------------------------------------------------------------------------------------
                Total assets                                                              $ 246,759,083      198,999,801
====================================================================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
        Accounts payable                                                                  $   4,695,970        5,811,334
        Accrued salaries and related liabilities                                              6,422,199        4,523,723
        Accrued employee benefits                                                            14,590,362       10,412,551
        Current portion of long-term debt and obligations under capital leases (Note 6)         201,274          243,786
        Other current liabilities                                                            26,195,540       19,148,536
------------------------------------------------------------------------------------------------------------------------------------
                Total current liabilities                                                    52,105,345       40,139,930
Long-term debt and obligations under capital leases,
        excluding current portion (Note 6)                                                      474,513          686,955
Deferred income taxes (Note 8)                                                               15,301,478       13,700,895
------------------------------------------------------------------------------------------------------------------------------------
                Total liabilities                                                            67,881,336       54,527,780
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (Notes 2 and 7):
        Common stock  $.10 par value. Authorized 300,000,000 shares;
                129,483,522 and 129,461,544 issued in 1996 and 1995, respectively;
                129,289,680 and 129,266,744 outstanding in 1996 and 1995, respectively       12,948,352       12,946,154
        Additional paid-in capital                                                            5,353,972        4,445,755
        Treasury stock, at cost                                                                (473,544)        (475,789)
        Cumulative currency translation adjustments                                          (1,178,182)      (1,052,081)
        Retained earnings                                                                   162,227,149      128,607,982
------------------------------------------------------------------------------------------------------------------------------------
                Total shareholders' equity                                                  178,877,747      144,472,021
------------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 10)
                Total liabilities and shareholders' equity                                $ 246,759,083      198,999,801
====================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Income


                                                                                              Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        1996           1995         1994
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
        Bankcard data processing services (includes $24.9 million,  $10.2 million and $1.6  million  from  related  parties  for the  years  ended
                December 31, 1996, 1995, and 1994, respectively)                   $277,869,778    218,953,101     166,194,263
        Other services                                                               33,778,571     30,754,596      21,376,564
------------------------------------------------------------------------------------------------------------------------------------
                Total revenues (Notes 2 and 12)                                     311,648,349    249,707,697     187,570,827
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense                                        124,258,754     94,946,370      73,050,930
        Net occupancy and equipment expense                                          82,117,603     64,548,541      51,282,584
        Other operating expenses                                                     53,368,464     47,291,267      28,138,822
------------------------------------------------------------------------------------------------------------------------------------
                Total operating expenses (Note 2)                                   259,744,821    206,786,178     152,472,336
------------------------------------------------------------------------------------------------------------------------------------
        Equity in income (loss) of joint ventures (Note 5)                            7,093,600         68,666         (12,612)
------------------------------------------------------------------------------------------------------------------------------------
                Operating income                                                     58,997,128     42,990,185      35,085,879
------------------------------------------------------------------------------------------------------------------------------------
Nonoperating income (expense):
        Gain (loss) on disposal of equipment, net                                        31,576       (122,790)         64,539
        Interest income (expense), net (includes $1.4 million,
                $759,000 and $324,000 from a related party for the
                years ended December 31, 1996, 1995 and 1994)                         1,415,700        839,681         263,981
------------------------------------------------------------------------------------------------------------------------------------
                Total nonoperating income (Note 2)                                    1,447,276        716,891         328,520
------------------------------------------------------------------------------------------------------------------------------------
                Income before income taxes                                           60,444,404     43,707,076      35,414,399
Income taxes (Note 8)                                                                21,007,223     15,976,974      12,924,255
------------------------------------------------------------------------------------------------------------------------------------
                Net income                                                         $ 39,437,181     27,730,102      22,490,144
====================================================================================================================================
                Net income per share                                               $        .31            .21             .17
====================================================================================================================================
Weighted average shares outstanding                                                 129,287,493    129,263,226     129,259,124
====================================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

TOTAL SYSTEM SERVICES, INC.(SM) 1996 ANNUAL REPORT


Consolidated Statements of Shareholders' Equity


                                                                       Years Ended December 31, 1996, 1995 and 1994
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            Cumulative
                                                                     Additional             Currency
                                                 Common Stock        Paid-in      Treasury  Translation      Retained
                                             Shares      Amount      Capital         Stock  Adjustment       Earnings     Total
-----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1993                     129,006,080  $12,900,608    478,248     (475,789)          --     89,375,104  $102,278,171
        Common stock issued in
                acquisitions                 451,308       45,130  2,742,879            --          --          --        2,788,009
        Amortization of restricted
                stock awards (Note 7)             --           --    618,019            --          --          --          618,019
        Cash dividends declared
                ($.040 per share)                 --           --         --            --          --     (5,170,505)   (5,170,505)
        Net income                                --           --         --            --          --     22,490,144    22,490,144
-----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1994                     129,457,388   12,945,738  3,839,146     (475,789)          --    106,694,743   123,003,838
        Common stock issued
                under restricted stock
                awards (Note 7)                4,156          416       (416)          --           --            --             --
         Amortization of restricted
                stock awards (Note 7)             --           --    607,025           --           --            --        607,025
        Increase in cumulative currency
                translation adjustments           --           --         --           --   (1,052,081)           --     (1,052,081)
        Cash dividends declared
                ($.045 per share)                 --           --         --           --           --    (5,816,863)    (5,816,863)
        Net income                                --           --         --           --           --    27,730,102     27,730,102
-----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1995                     129,461,544   12,946,154  4,445,755     (475,789)  (1,052,081)  128,607,982    144,472,021
        Common stock issued in
                acquisitions                  21,978        2,198    310,302           --           --            --        312,500
        Common stock issued
                through exercise of
                stock option                      --           --        315        2,245           --            --          2,560
        Amortization of restricted
                stock awards (Note 7)             --           --    582,267           --           --            --        582,267
        Increase in cumulative  currency
                translation adjustments           --           --         --           --     (126,101)           --       (126,101)
        Cash dividends declared
                ($.045 per share)                 --           --         --           --           --    (5,818,014)    (5,818,014)
        Tax benefits associated
                with stock awards                 --           --     15,333           --           --            --         15,333
        Net income                                --           --         --           --           --    39,437,181     39,437,181
-----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1996                     129,483,522  $12,948,352  5,353,972     (473,544)  (1,178,182)  162,227,149   $178,877,747
===================================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                                                Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                         1996               1995            1994
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                         $ 39,437,181      27,730,102          22,490,144
  Adjustments to reconcile net income to net cash
    provided by operating activities:
        Equity in (income) loss of joint ventures                      (7,093,600)        (68,666)             12,612
        Depreciation and amortization                                  23,106,775      20,285,123          16,389,812
        Provision for doubtful accounts                                    94,500         458,606            (559,305)
        Deferred income tax expense                                     1,600,583         963,384           2,823,772
        (Gain) loss on disposal of equipment, net                         (31,576)        122,790             (64,539)
  (Increase) in:
        Accounts receivable                                            (9,682,120)    (13,970,497)         (2,630,810)
        Prepaid expenses and other assets                              (1,600,679)        (94,883)         (2,589,668)
Increase (decrease) in:
        Accounts payable                                               (1,115,364)        314,885           2,214,514
        Accrued expenses and other liabilities                         13,338,079      12,137,363           5,772,622
------------------------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities              58,053,779      47,878,207          43,859,154
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases of property and equipment                                 (19,426,253)    (16,977,970)         (8,736,909)
  Additions to computer software                                       (9,195,856)     (8,129,742)        (13,763,844)
  Proceeds from disposal of equipment                                     657,699         864,699             111,295
  Purchases of businesses, net of cash and cash equivalents acquired           --              --             463,347
  Investment in joint ventures                                         (2,482,939)     (3,455,865)         (2,735,088)
  Additions to contract acquisition costs                              (7,889,846)     (9,954,881)         (7,119,144)
  Purchase of short-term investment                                    (5,000,000)             --                  --
-----------------------------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities                 (43,337,195)    (37,653,759)        (31,780,343)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from long-term debt                                                 --       1,965,775                  --
  Principal payments on long-term debt and capital lease obligations     (254,954)     (2,208,457)         (1,342,144)
  Dividends paid on common stock                                       (5,817,756)     (5,816,817)         (4,843,399)
  Proceeds from exercise of stock option                                    2,560              --                  --
------------------------------------------------------------------------------------------------------------------------------------
                Net cash used in financing activities                  (6,070,150)     (6,059,499)         (6,185,543)
------------------------------------------------------------------------------------------------------------------------------------
                Net increase in cash and cash equivalents               8,646,434       4,164,949           5,893,268
Cash and cash equivalents at beginning of period                       18,849,623      14,684,674           8,791,406
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                           $ 27,496,057      18,849,623          14,684,674
====================================================================================================================================
Cash paid for interest                                               $     62,129         157,130             159,356
====================================================================================================================================
Cash paid for income taxes                                           $ 22,890,244      16,244,194           9,094,595
====================================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

TOTAL SYSTEM SERVICES, INC.(SM) 1996 ANNUAL REPORT


Notes To Consolidated Financial Statements

NOTE 1 Basis of Presentation
and Summary of Significant
Accounting Policies
Business: Total System Services, Inc. ("TSYS" or "the Company") is an 80.7% owned subsidiary of Columbus Bank and Trust Company (CB&T) which is a wholly owned subsidiary of Synovus Financial Corp. (Synovus). Synovus' stock is traded on the NYSE under the symbol "SNV." TSYS provides bankcard data processing and related services to banks and other institutions.

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

Investment in Joint Ventures: TSYS' 49% investment in Total System Services de Mexico, S.A. de C.V. ("TSYS de Mexico"), a bankcard data processing operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS' 50% investment in Vital Processing Services L.L.C. ("Vital"), a merchant processing operation headquartered in Tempe, Arizona.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets.

Computer Software: The Company capitalizes software development costs incurred from the time technological feasibility of the software product or enhancement is established until the software is ready for use in providing processing services to customers. Research and development costs and computer software maintenance costs which relate to software development are expensed as incurred. Software development costs related to the core of TS2 are amortized using the greater of (1) the straight-line method over the estimated useful life of 10 years or (2) the ratio of current revenues to current and anticipated revenues. All other software development costs and costs of purchased computer software are amortized using the greater of (1) the straight-line method over the estimated useful lives of three to five years or (2) the ratio of current revenues to current and anticipated revenues.

     The carrying value of computer software costs is reviewed for impairment by the Company, and impairments are recognized when the expected undiscounted future operating cash flows derived from such intangible assets are less than their carrying value. If such review indicates a potential impairment, the Company uses fair value in determining the amount that should be written off.

Revenue Recognition: The Company's bankcard data processing revenues are derived from long-term processing contracts with banks and other institutions and are recognized as revenues at the time the services are performed. The Company's service contracts generally contain terms ranging from three to ten years.

Contract Acquisition Costs: The Company capitalizes certain contract acquisition costs related to signing or renewing long-term contracts. These costs, which primarily consist of cash payments for rights to provide processing services, incremental internal conversion and software development costs, and third-party software development costs, are amortized using the straight-line method over the contract term beginning when the customer's cardholder accounts are converted to the Company's processing system. The Company evaluates the carrying value of contract acquisition costs for impairment on the basis of whether these costs are fully recoverable from expected undiscounted operating cash flows of the related contract. If such review indicates a potential impairment, the Company uses fair value in determining the amount that should be written off. All costs incurred prior to contract execution are expensed as incurred.

Goodwill: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired and is being amortized using the straight-line method over periods of five to 15 years. The Company reviews goodwill for impairment on the basis of whether the goodwill is fully recoverable from expected undiscounted operating cash flows of the related business units. If such review indicates a potential impairment, the Company uses fair value in determining the amount that should be written off.

Income Taxes: Income tax expense reflected in TSYS' consolidated financial statements is computed based on the taxable income of TSYS as a separate entity. A consolidated federal income tax return is filed for Synovus and its majority owned subsidiaries, including TSYS.

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

Fair Values of Financial Instruments: The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, and employee benefits and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The investment in joint ventures is accounted for by the equity method and pertains to privately held companies for which a fair value is not readily available. The Company believes the fair values of its investment in joint ventures exceed the carrying value.

TOTAL SYSTEM SERVICES, INC.(SM) 1996 ANNUAL REPORT


Foreign Currency Translation: Foreign currency financial statements of the Company's Mexican joint venture are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at average exchange rates during each reporting period. Net exchange gains or losses resulting from the translation of assets and liabilities are accumulated in a separate section of shareholders' equity titled Cumulative Currency Translation Adjustments.

Reclassifications: Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the presentation adopted in 1996.

NOTE 2 Relationship with Affiliated Companies

At December 31, 1996, CB&T owned 104,401,292 shares (approximately 80.7%) of TSYS common stock.

     TSYS has entered into agreements with CB&T and certain of its affiliates, pursuant to which TSYS performs bankcard data processing services. Such bankcard data processing service revenues were $1,809,847, $1,805,280 and $1,495,391 during the years ended December 31, 1996, 1995 and 1994, respectively. Miscellaneous data processing services performed by TSYS for certain Synovus nonbanking affiliates generated revenues of $128,411, $113,568 and $107,166 during the years ended December 31, 1996, 1995 and 1994, respectively; these revenues are included in bankcard data processing services. Bankcard data processing revenues related to TSYS de Mexico, the Company's Mexican joint venture, were $18,201,357 and $8,281,777 for the years ended December 31, 1996 and 1995, respectively. Bankcard data processing revenues related to Vital, the Company's joint venture with Visa, were $4,755,406 for the year ended December 31, 1996. Revenues from other services provided by TSYS to Synovus and its affiliates were $920,703, $718,281 and $614,333 during the years ended December 31, 1996, 1995 and 1994, respectively.

     TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 1996 or 1995.

     In 1996, 1995 and 1994, TSYS received interest income from CB&T amounting to $1,392,543, $837,356 and $384,070, respectively. Also, in 1995 and 1994, TSYS paid CB&T interest expense of $78,318 and $60,193, respectively.

     During 1996, 1995 and 1994, Synovus Data Corp. paid TSYS $303,554, $701,159
and  $732,136,   respectively,  for  data  links,  network  services  and  other miscellaneous items.

     TSYS leases a portion of its facilities from Synovus Data Corp. and CB&T, and leases portions of the buildings it owns to CB&T. TSYS made lease payments for office facilities to Synovus Data Corp. of $240,000 in 1996 and $214,650 in 1995 and 1994. Lease payments made to CB&T amounted to $53,790 in 1996, $54,313 in 1995 and $71,720 in 1994. Lease payments received from CB&T amounted to $11,628 in 1996, $20,203 in 1995, and $30,716 in 1994.

     TSYS has entered into a management agreement with Synovus pursuant to which TSYS pays for management, legal and tax services provided by Synovus. Such management fees amounted to $1,079,706, $1,039,693 and $915,215 for the years ended December 31, 1996, 1995 and 1994, respectively. Synovus paid TSYS management fees of $361,093 and $409,438 in 1995 and 1994, respectively, for payroll processing support services.

     In July 1995, Synovus formed a separate company, Synovus Service Corp. ("SSC"), to provide human resource, payroll, security, maintenance and other administrative services to TSYS and other affiliated companies. TSYS paid
SSC $8,583,648  and   $3,158,695   for   these   services   in  1996  and  1995,
respectively.       TSYS      received      $107,449      and      $198,578

in rent from SSC in 1996 and 1995, respectively. TSYS made lease payments to SSC for $34,472 in 1996.

     TSYS maintains deposit accounts with CB&T, the majority of which are interest-earning and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with CB&T of $25,136,569 and $16,742,926 at December 31, 1996 and 1995, respectively.

     TSYS also has a $5.0 million certificate of deposit with CB&T, which is included in short-term investments.

     Certain officers of TSYS participate in the Synovus 1994 Long-Term Incentive Plan. These officers were granted restricted stock awards and nonqualified options for Synovus common stock in 1996, 1995 and 1994 as follows:
--------------------------------------------------------------------------------
                                                  Number of Shares
                                             1996       1995      1994
--------------------------------------------------------------------------------
Restricted stock awards .................    35,349    25,683     18,326
Stock options ...........................   227,896   191,055     54,977

     The restricted stock awards were valued at the price paid for the Synovus shares which was $764,422, $389,526 and $210,743 in 1996, 1995 and 1994,
respectively, and are being amortized as compensation expense over the five-year vesting period. The stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest and are exercisable over three years and expire eight years from date of grant.

     The Company believes the terms and conditions of transactions between TSYS, CB&T, Synovus, SSC and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties.

NOTE 3 Property and Equipment

Property and equipment balances at December 31 are as follows:
-------------------------------------------------------------------------------
                                                         1996        1995
-------------------------------------------------------------------------------
Land ..........................................  $   2,482,820     2,482,820
Buildings .....................................     43,387,052    38,071,521
Computer equipment ............................     42,024,097    38,122,588
Furniture and other equipment .................     33,424,802    30,840,053
Construction in progress ......................         78,361            --
-------------------------------------------------------------------------------
                                                   121,397,132   109,516,982
Less accumulated depreciation
        and amortization ......................     58,441,206    54,944,079
-------------------------------------------------------------------------------
Property and equipment, net ................... $   62,955,926    54,572,903
===============================================================================

     Depreciation and amortization of property and equipment was $10,478,116, $9,768,665 and $9,802,873 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 4 Computer Software

Computer software at December 31 is summarized as follows:
-------------------------------------------------------------------------------
                                                   1996              1995
-------------------------------------------------------------------------------
TS2 ........................................... $33,048,872      33,048,872
Other internally developed
      software including TS2
      enhancements ............................   5,523,804       5,346,071
Purchased computer software....................  25,864,700      17,137,936
-------------------------------------------------------------------------------
                                                 64,437,376      55,532,879
Less accumulated  amortization ................  24,716,892      16,317,318
-------------------------------------------------------------------------------
Computer software,  net........................ $39,720,484      39,215,561
===============================================================================

     Capitalized software development costs for the years ended December 31, 1996, 1995 and 1994, were $177,732, $2,617,445 and $10,623,828, respectively.
Amortization expense related to purchased computer software costs was $4,146,670, $3,350,507 and $2,300,386 for the years ended December 31, 1996,
1995 and 1994, respectively. Amortization of developed software was $4,483,193, $4,007,037 and $1,369,062 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 5 Investment in Joint Ventures

In 1994, the Company acquired a 49% equity interest in Total System de Mexico, a joint venture which processes

TOTAL SYSTEM SERVICES, INC.(SM) 1996 ANNUAL REPORT


cardholder and merchant accounts for 20 banks in Mexico. Effective May 1, 1996, Vital began operations. Vital, a 50/50 joint venture with Visa U.S.A., combined the front-end authorization and back-end accounting and settlement processing of merchants. The unaudited condensed financial statement information for the combined joint ventures as of December 31, 1996, and for the year then ended is as follows:
--------------------------------------------------------------------------------
Balance  Sheet  Data:
     Current  assets ................................... $  29,292,567
     Total  assets .....................................    41,312,690
     Liabilities  (all  current) .......................    10,187,539

Statement  of Income  Data:
     Revenues ..........................................    95,625,643
     Operating  income .................................    15,201,419
     Income  before income taxes........................    16,162,670
     Net income* .......................................    14,292,665
     Equity in income of joint ventures ................     7,093,600

     *Vital is a limited liability company and is taxed in a manner similar to a partnership; therefore, net income related to Vital does not include income tax expense.

     The Company had contributed cash and other assets totaling approximately $10.1 million to the two joint ventures as of December 31, 1996.

NOTE 6 Long-Term Debt and
Obligations Under Capital Leases
Long-term debt and obligations under capital leases at December 31 consist of the following:
-------------------------------------------------------------------------------
                                                       1996              1995
-------------------------------------------------------------------------------
Capital lease  obligations,  with
  interest  rates ranging from
  7.85% to 13.48%, payable
  monthly  through 1999,
  secured by equipment with
  a carrying  value of $299,398 ................  $ 359,269            582,949

Note payable with an interest rate
  of 9.23%, maturing in 2003 ...................    316,518            347,792
-------------------------------------------------------------------------------
Total  long-term  debt and  obligations
  under capital leases .........................    675,787            930,741
Less current portion ...........................    201,274            243,786
-------------------------------------------------------------------------------
Noncurrent  portion of long-
  term debt and obligations
  under capital leases .........................   $ 474,513           686,955
===============================================================================

NOTE 7 Shareholders' Equity

Stock Split: In April 1996, a two-for-one common stock split was effected in the form of a 100% stock dividend. All share and shareholders' equity amounts included herein have been restated to reflect the split for all periods presented. Prior to the split, TSYS' charter was amended to increase authorized shares from 100 million to 300 million.

Restricted Stock Awards: The Company has issued its common stock to certain executive officers under restricted stock awards. The market value of the common stock at the date of issuance is included as a reduction of additional paid-in capital in the Company's consolidated balance sheets and is amortized as compensation expense over the vesting period of the awards. Compensation expense relating to these awards was $456,619, $529,982 and $618,019 for the years ended December 31, 1996, 1995 and 1994, respectively, and unamortized compensation at December 31, 1996, was $531,566. Common stock issued under restricted stock awards is considered outstanding for purposes of the computation of net income per share. The amounts and terms of common stock issued under restricted awards are summarized as follows:

--------------------------------------------------------------------------------
                                      Number      Market Value at        Vesting
Date of Issuance                      of Shares   Date of Issuance        Period
--------------------------------------------------------------------------------
July 21, 1992                           435,200   $1,332,800           60 months
February 24, 1992                       524,000    1,801,250           72 months
November 6, 1995                          4,156       46,495           36 months

Long-Term  Incentive Plan: In 1992, the Total System  Services,  Inc.  Long-Term
Incentive Plan ("LTI Plan") was adopted to enable Total System Services, Inc. and subsidiaries to attract, retain, motivate and reward employees who make a significant contribution to the Company's long-term success, and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards. As of December 31, 1996, 446,544 shares of the Company's common stock remained available for distribution under the terms of the LTI Plan. During 1994, the Company awarded compensatory options to acquire 199,300 shares of common stock to certain key employees. All options granted were nonqualified compensatory stock options with an exercise price of $3 per share and are exercisable beginning in June 1997 and expiring in June 2002. The Company is recording compensation expense of $375,781 for the difference between the exercise price and the fair market value of the Company's common stock at the date of grant over the period from the date of grant through June 1997, the vesting date. As of December 31, 1996, options to acquire 189,000 shares remained outstanding after cancellations with none of these options exercisable.

NOTE 8 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

     The components of income tax expense included in the Consolidated Statements of Income are as follows:
--------------------------------------------------------------------------------
Years Ended December 31,               1996             1995              1994
--------------------------------------------------------------------------------
Current income tax
        expense:
        Federal .............      $17,710,103       13,522,207        9,550,558
        State ...............        1,696,537        1,491,383          549,925
--------------------------------------------------------------------------------
Total current income
        tax expense .........       19,406,640       15,013,590       10,100,483
--------------------------------------------------------------------------------
Deferred income tax
        expense:
        Federal .............        1,470,806          885,272        2,247,759
        State ...............          129,777           78,112          576,013
--------------------------------------------------------------------------------
Total deferred income
        tax expense .........        1,600,583          963,384        2,823,772
--------------------------------------------------------------------------------
Total income tax
        expense .............      $21,007,223       15,976,974       12,924,255
================================================================================

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes as a result of the following:
--------------------------------------------------------------------------------
 Years Ended December 31,               1996            1995          1994
--------------------------------------------------------------------------------
Computed "expected"
        income tax
        expense .................   $ 21,155,541      15,273,444   12,395,040
Increase (decrease) in
        income tax expense
        resulting from:
                State income tax
                expense, net
                of federal income
                tax benefit .....      1,187,104       1,020,172      731,860
                Other, net ......     (1,335,422)       (316,642)    (202,645)
-------------------------------------------------------------------------------
Total income tax
        expense .................   $ 21,007,223      15,976,974   12,924,255
===============================================================================

TOTAL SYSTEM SERVICES, INC.(sm) 1996 ANNUAL REPORT


The tax effects of the significant components of deferred income tax assets and liabilities are presented in the following table:
--------------------------------------------------------------------------------
Years Ended December 31,                            1996                 1995
--------------------------------------------------------------------------------
Deferred income tax assets:
        Primarily accruals not
        deductible until paid ............      $  4,556,046          5,314,057
--------------------------------------------------------------------------------
Deferred income tax liabilities:
        Computer software
        development costs ................       (16,617,264)       (17,927,787)
        Other, net .......................        (3,240,260)        (1,087,165)
--------------------------------------------------------------------------------
Total deferred income
        tax liability ....................       (19,857,524)       (19,014,952)
--------------------------------------------------------------------------------
Net deferred income
        tax liability ....................      $(15,301,478)       (13,700,895)
================================================================================

NOTE 9 Employee Benefit Plans

The Company provides certain benefits to its employees by allowing employees to participate in certain defined contribution plans. These employee benefit plans are described as follows:

Profit Sharing Plan: The Company's employees are eligible to participate in the Synovus Financial Corp./Total System Services, Inc. ("Synovus/TSYS") Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 9% (15% in 1994) of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. TSYS' annual contributions to the plan charged to expense are as follows:

--------------------------------------------------------------------------------

 1996 .....................  $5,270,884
 1995 .....................   4,429,998
 1994 .....................   4,947,261

Money Purchase Plan: In 1995, the Company's employees became eligible to participate in the Synovus/TSYS Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the Plan equal to 7% of participant compensation, as defined. The Company's contributions to the plan charged to expense are as follows:
--------------------------------------------------------------------------------

1996 ............................  $ 3,925,699
1995 ............................    3,417,057

401(k) Plan: Also in 1995, the Company's employees became eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute up to 10% of pretax compensation with a discretionary company contribution up to a maximum of 5% of participant compensation, as defined, based upon the Company's attainment of certain financial goals. The Company's contributions to the plan charged to expense are as follows:
--------------------------------------------------------------------------------

1996 ...........................   $ 3,976,544
1995 ...........................     1,601,939

Stock Purchase Plan: The Company maintains stock purchase plans for directors and employees, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. TSYS' contributions to these plans charged to expense are as follows:
--------------------------------------------------------------------------------
1996 ...........................   $ 1,226,340
1995 ...........................       962,829
1994 ...........................       692,208

     Pension Plan: The Company terminated its defined benefit pension plan during 1995. No significant gain or loss resulted from the Company's termination of the plan. Total pension expense for 1994 was $623,788.

Postretirement Medical Benefits Plan: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost associated with the plan are not material to the Company's consolidated financial statements.

NOTE 10 Commitments and
Contingencies
Lease Commitments: TSYS is obligated under noncancelable operating leases for computer equipment and facilities. Management expects that, as these leases expire, they will be renewed or replaced by similar leases. The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and in the aggregate as of December 31, 1996, are as follows:
--------------------------------------------------------------------------------
     1997 ................. $26,377,431
     1998 .................  20,496,750
     1999 .................  15,219,022
     2000 .................   9,246,338
     2001 .................   1,027,191
-------------------------------------------------------------------------------
                            $72,366,732
===============================================================================

     Total rental expense under all operating leases in 1996, 1995 and 1994 was $45,990,637, $34,862,784 and $26,408,605, respectively.

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

NOTE 11 Supplementary Balance Sheet Information Significant components of other assets are summarized as follows:
--------------------------------------------------------------------------------
                                                     1996           1995
--------------------------------------------------------------------------------
Contract acquisition costs, net    .............. $19,645,910      17,628,448
Investment in joint ventures, net  ..............  15,347,876       4,506,686

NOTE 12 Major Customers

For the years ended December 31, 1996, 1995 and 1994, two customers accounted for approximately 29%, 34%, and 36% of total revenues, respectively.

TOTAL SYSTEM SERVICES, INC.(SM) 1996 ANNUAL REPORT


Report of Independent Auditors

KPMG Peat Marwick LLP                                 303 Peachtree Street, N.E.
                                                      Suite 2000
                                                      Atlanta, GA 30308

The Board of Directors and Shareholders
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/KPMG Peat Marwick LLP

January 22, 1997

Quarterly Financial Data, Stock Price, Dividend Information

TSYS' common stock trades on the New York Stock Exchange ("NYSE") under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of December 20, 1996, there were 6,484 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

     The fourth quarter dividend was declared on December 9, 1996, and was paid January 2, 1997, to shareholders of record on December 20, 1996. Total dividends declared in 1996 and 1995 amounted to $5.8 million. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

             Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 1996 and 1995.

Revenues                                Net Income
(Millions of Dollars)                   (Millions of Dollars)
                1996    1995                             1996     1995
Quarter 4      $85.9    $71.1            Quarter 4      $14.2     $ 9.5
Quarter 3      $80.2    $66.1            Quarter 3      $11.3     $ 7.4
Quarter 2      $74.5    $59.1            Quarter 2      $ 7.9     $ 6.0
Quarter 1      $71.1    $53.4            Quarter 1      $ 6.0     $ 4.8

                                           First     Second      Third       Fourth
(in thousands except per share data)      Quarter    Quarter     Quarter    Quarter
--------------------------------------------------------------------------------------
1996 Revenues ......................      $71,102     74,489     80,179     85,878
     Operating income .................     8,579     11,654     17,269     21,495
     Net income .......................     5,969      7,900     11,347     14,221
     Net income per share .............       .05        .06        .09        .11
     Cash dividends declared per share.      .011       .011       .012       .011
     Stock prices:
         High............................      21         27 3/8     26 1/4     29 3/4
         Low ............................      11 1/2     20         20 1/2     25 3/8
--------------------------------------------------------------------------------------
1995 Revenues ......................      $53,380     59,134     66,108     71,086
     Operating income .................     7,562      9,558     11,075     14,796
     Net income .......................     4,784      6,013      7,390      9,543
     Net income per share .............       .04        .05        .06        .07
     Cash dividends declared per share.      .011       .011       .012       .011
     Stock prices:
         High............................       9 1/8      8 5/8     12 1/8     15 7/8
         Low.............................       8 1/8      6 3/4      7 3/8     10 5/8
--------------------------------------------------------------------------------------

