Form 10-K, Exhibit 13
period 1997-12-31
TOTAL SYSTEM SERVICES INC
filed 1998-03-23
CIK 721683

TOTAL SYSTEM SERVICES, INC.(R) 1997 ANNUAL REPORT

SELECTED FINANCIAL DATA

The following comparisons highlight significant historical trends in TSYS' results of operations and financial condition. Total revenues and net income have grown over the last five years at compounded annual growth rates of 22.8% and 22.0%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS, as evidenced by the current ratio of 2.2:1 at December 31, 1997, and increased shareholders' equity. The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report.


                                                                     Years Ended December 31,
                                                 ----------------------------------------------------------
(in thousands except per share data)                   1997        1996       1995        1994        1993
-----------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues:
        Bankcard data processing services .......$   324,718     277,870    218,953     166,194     136,650
        Other services ..........................     36,781      33,778     30,755      21,377      15,424
-----------------------------------------------------------------------------------------------------------
                Total revenues ..................    361,499     311,648    249,708     187,571     152,074
-----------------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense ....    147,438     124,259     94,946      73,051      54,517
        Net occupancy and equipment expense .....     94,685      82,118     64,549      51,283      43,421
        Other operating expenses ................     59,447      53,368     47,291      28,139      21,521
-----------------------------------------------------------------------------------------------------------
                Total operating expenses ........    301,570     259,745    206,786     152,473     119,459
-----------------------------------------------------------------------------------------------------------
        Equity in income (loss) of joint ventures      9,347       7,094         69         (13)       --
-----------------------------------------------------------------------------------------------------------
                Operating income ................     69,276      58,997     42,991      35,085      32,615
-----------------------------------------------------------------------------------------------------------

Nonoperating income:
        Gain (loss) on disposal of equipment, net        (36)         31       (123)         65         335
        Interest income, net of expense .........      2,315       1,416        839         264         (80)
-----------------------------------------------------------------------------------------------------------
                Total nonoperating income .......      2,279       1,447        716         329         255
-----------------------------------------------------------------------------------------------------------
                Income before income taxes ......     71,555      60,444     43,707      35,414      32,870
Income taxes ....................................     24,077      21,007     15,977      12,924      12,647
-----------------------------------------------------------------------------------------------------------
                Net income ......................$    47,478      39,437     27,730      22,490      20,223
===========================================================================================================
                Basic earnings per share ........$       .37         .31        .21         .17         .16
===========================================================================================================
                Diluted earnings per share ......$       .37         .30        .21         .17         .16
===========================================================================================================
Cash dividends declared per share ...............$      .045        .045       .045        .040        .035
===========================================================================================================
Weighted average common shares outstanding ......    129,304     129,287    129,263     129,259     128,811
===========================================================================================================
Weighted average common and common
        equivalent shares outstanding ...........    129,492     129,451    129,416     129,445     128,952
===========================================================================================================

-------------------------------------------------------------------------------

                                             December 31,
----------------------------------------------------------------------------
(in thousands)             1997       1996      1995      1994     1993
----------------------------------------------------------------------------
Balance Sheet Data:
Total assets ............$296,858   245,759   199,000   165,042   133,339
Working capital .........  70,899    52,274    37,687    33,421    30,594
Total long-term debt.....     475       676       931     1,162     1,707
Shareholders' equity..... 221,255   178,878   144,472   123,004   102,278

FINANCIAL REVIEW

     This Financial Review provides a discussion of the results of operations, financial condition, liquidity and capital resources of TSYS and creates awareness of the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes and Selected Financial Data are an integral part of this Financial Review and should be read in conjunction with it.

Results of Operations
Revenues

TSYS' revenues are derived from providing bankcard data processing and related services to banks and other institutions under long-term processing contracts. TSYS' services are marketed as THE TOTAL SYSTEM to financial institutions and other organizations throughout the United States, Mexico, Puerto Rico and Canada.
     Bankcard data processing revenues are generated primarily from charges based on the number of accounts billed, transactions and authorizations processed, credit bureau requests, credit cards embossed and mailed, and other processing services for cardholder accounts on file. Due to the expanding use of bankcards and the increase in the number of cardholder accounts processed by TSYS, as well as an increase in the scope of services offered, revenues relating to bankcard data processing services have continued to grow. Processing contracts with large customers, representing a significant portion of the Company's total revenues, generally provide for discounts on certain services based on increases in the level of cardholder accounts processed. As a result, bankcard data processing revenues and the related margins are influenced by the customer mix relative to the size of customer bankcard portfolios, as well as the number of individual cardholder accounts processed for each customer.
     Due to the seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, the conversion of cardholder accounts of new customers to THE TOTAL SYSTEM, as well as the deconversion of cardholder accounts of existing customers, also impacts the results of operations from period to period. Another factor, among others, which may affect TSYS' revenues and results of operations from time to time is the sale by a customer of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another processor. Continuing consolidation in the financial services industry could favorably or unfavorably impact TSYS' financial condition and results of operations.
     The average number of cardholder accounts on file increased 21.1% to 87.2 million in 1997, compared to 72.0 million in 1996, which represented a 35.7% increase over 53.1 million in 1995. At December 31, 1997, TSYS' cardholder accounts on file were approximately 92.8 million, up from 79.4 million and 63.3 million at December 31, 1996 and 1995, respectively.
     During 1997, the majority of the increase in cardholder accounts on file was primarily a result of portfolio growth of existing customers. The addition of new clients also contributed approximately 4.7 million accounts to the growth in cardholder accounts on file at December 31, 1997.
     Total System Services de Mexico, S.A. de C.V. (TSYS de Mexico) began generating revenues in June 1995 and continues to provide credit card related processing services to a number of Mexican banks. TSYS de Mexico performs card and statement production services, while subcontracting bankcard processing to TSYS.
     On August 16, 1995, TSYS and Visa U.S.A. Inc. (Visa) announced an agreement in principle to merge their merchant and point-of-sale processing operations. On May 1, 1996, the joint venture, known as Vital Processing Services (Vital), became operational and began offering fully integrated merchant transaction and related electronic information services to financial and nonfinancial institutions and their merchant customers. Vital is structured with its own management team and separate Board of Directors and has its corporate headquarters in Tempe, Arizona.
     Revenues and expenses associated with TSYS' merchant processing operations through April 1996 are included in TSYS' revenues and expenses. Effective May 1, 1996, TSYS' share of Vital's results of operations are included in equity in the income of joint ventures. This change in classification of the Company's revenues and expenses from its merchant processing operations to an equity interest in the Vital joint venture affects the comparability of the Company's statements of income.

                               TOTAL SYSTEM SERVICES, INC.(R) 1997 ANNUAL REPORT

     Since 1994, TSYS has been providing processing services for commercial cards which include purchasing cards, corporate cards and fleet cards for employees. At December 31, 1997, TSYS was processing approximately 5.0 million commercial card accounts, a 58.0% increase over the approximately 3.1 million being processed at year-end 1996, representing a 61.1% increase over the 2.0 million at year-end 1995. Commercial card revenue is included in revenues from bankcard processing.
     A significant amount of the Company's revenues are derived from long-term contracts with large customers, including certain major customers. Two customers, AT&T Universal Card Services and NationsBank, together accounted for approximately 25%, 29% and 34% of total revenues for the years ended December 31, 1997, 1996 and 1995, respectively. During 1997, TSYS announced an extension of its long-term processing contract with NationsBank, to the year 2005. Recently, AT&T announced its intention to sell its credit card business to Citibank. TSYS and AT&T have a contract with a term until August 2000, and, at AT&T's instruction, the Company is proceeding with converting the customer's accounts to TS2 in 1998; approximately 1.2 million of these accounts were converted in January 1998. The loss of either AT&T or NationsBank, or other significant customers, could have a material adverse effect on the Company's financial condition and results of operations.
     During the first quarter of 1997, TSYS successfully completed the conversion of Bank of America's cardholder accounts to TS2. In October 1997, the Company completed the conversion of NationsBank's cardholder accounts to TS2 from our general cardholder processing system. As a result, TSYS has approximately 19.2 million accounts being processed on TS2 at year-end 1997, compared to 6.3 million at year-end 1996 and 1.1 million at year-end 1995.
     Revenues from other services consist primarily of revenues generated by TSYS' wholly owned subsidiaries, Columbus Depot Equipment Company (CDEC), Mailtek, Inc. (Mailtek), TSYS Total Solutions, Inc. (TSI) (formerly Lincoln Marketing, Inc.), and Columbus Productions, Inc. (CPI). CDEC provides TSYS customers with an option to lease certain equipment necessary for on-line communications and use of TSYS applications; Mailtek and TSI provide TSYS customers and others with mail and correspondence processing services and account solicitation services, and CPI provides full-service commercial printing services to TSYS customers and others.

Operating Expenses
As a percentage of revenues, operating expenses increased in 1997 to 83.4%,compared to 83.3% and 82.8% for 1996 and 1995, respectively. The principal increases in operating expenses resulted from the addition of personnel and equipment; the cost of materials associated with the services provided by all companies, particularly the supplies related to processing the increased number of accounts on THE TOTAL SYSTEM; and certain costs associated with ongoing enhancements to TS2, as well as certain costs associated with the conversion of customers to TS2.
     A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 1997, the average number of employees increased to 2,895, compared to 2,498 in 1996 and 2,087 in 1995. In addition to the growth in number of employees, the increase in salaries and other personnel costs is attributable to normal salary increases and related employee benefits. Employment costs capitalized for internally developed software and conversions were $4.4 million, $4.9 million and $8.4 million in 1997, 1996 and 1995, respectively. These decreases in capitalization have also contributed to increases in employment expense, particularly in comparing 1996 to 1995. Since completion of development of the core TS2 processing system, employment expenses capitalized relate primarily to enhancements to TS2 and costs associated with the conversion to TS2 of customers under long-term contracts.

[Omitted Bankcard Revenues graph is represented by the following table.]

Bankcard Revenues (Millions of Dollars)

     97        $324.7
     96        $277.9
     95        $219.0
     94        $166.2
     93        $136.7


[Omitted Operating Income graph is represented by the folowing table.]

Operating Income (Millions of Dollars)

     97        $ 69.3
     96        $ 59.0
     95        $ 43.0
     94        $ 35.1
     93        $ 32.6

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data:

                                                                                    Percentage Change
                                                                                    in Dollar Amounts
                                                                                    -----------------
                                                     Percentage of Total Revenues     1997   1996
                                                       Years Ended December 31,         vs     vs
                                                     ----------------------------
                                                       1997      1996    1995         1996   1995
-----------------------------------------------------------------------------------------------------
Revenues:
        Bankcard data processing services .......      89.8%     89.2    87.7        16.9    26.9
        Other services ..........................      10.2      10.8    12.3         8.9     9.8
--------------------------------------------------------------------------------
                Total revenues ..................     100.0     100.0   100.0        16.0    24.8
--------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense ....      40.8      39.9    38.0        18.7    30.9
        Net occupancy and equipment expense .....      26.2      26.3    25.8        15.3    27.2
        Other operating expenses ................      16.4      17.1    19.0        11.4    12.9
--------------------------------------------------------------------------------
                Total operating expenses ........      83.4      83.3    82.8        16.1    25.6
--------------------------------------------------------------------------------
        Equity in income of joint ventures ......       2.6       2.2     0.0        31.8      nm
--------------------------------------------------------------------------------
                Operating income ................      19.2      18.9    17.2        17.4    37.2
--------------------------------------------------------------------------------
Nonoperating income:
        Gain (loss) on disposal of equipment, net      (0.0)      0.0    (0.0)         nm      nm
        Interest income, net of expense .........       0.6       0.5     0.3        63.5    68.6
--------------------------------------------------------------------------------
                Total nonoperating income .......       0.6       0.5     0.3        57.5   101.9
--------------------------------------------------------------------------------
                Income before income taxes ......      19.8      19.4    17.5        18.4    38.3
Income taxes ....................................       6.7       6.7     6.4        14.6    31.5
--------------------------------------------------------------------------------
                Net income ......................      13.1%     12.7    11.1        20.4    42.2
================================================================================

nm = not meaningful

     Due to the importance of technology to its business, a large portion of TSYS' employees are programmers - approximately 31.1% in 1997, compared to 33.1% and 35.7% in 1996 and 1995, respectively. The Company has the option of participating in the state of Georgia's incentive program called Intellectual Capital Partnership Program (ICAPP). ICAPP is a commitment by the state of Georgia of up to $23 million for classrooms, teachers, computer equipment and high-tech training designed to meet Georgia businesses' needs for technical analysts, computer systems personnel and mainframe programmers into the next century. At December 31, 1997, approximately 195 graduates of these classes were full-time employees of TSYS. There can be no assurance that TSYS will be able to continue to recruit, hire and retain sufficient numbers of technical personnel necessary to support its continued growth.

     Net occupancy and equipment expense increased 15.3% in 1997 over 1996, compared to 27.2% in 1996 over 1995. Equipment and software rentals, which represent the largest component of net occupancy and equipment expense, increased $6.7 million, or 15.5%, in 1997 compared to 1996, and $11.1 million, or 34.1%, in 1996 compared to 1995. Substantial new, technologically advanced equipment was leased in order to meet growth needs in 1997 and anticipated future growth, including mainframe computers and significant additional direct access storage devices. Purchasing and leasing mainframe computers, laser printers and direct access storage drives are part of TSYS' strategy of supporting infrastructure growth. Due to the rapidly changing technology in computer equipment, leasing provides a way for TSYS to acquire new equipment while minimizing some of the risks associated with investing in state-of-the-art computer equipment.

                               TOTAL SYSTEM SERVICES, INC.(R) 1997 ANNUAL REPORT

     TSYS continues to monitor and assess its building and equipment needs as it positions itself for future growth and expansion. In 1997, construction was begun on a campus-type facility which will serve as the Company's corporate headquarters; house administrative, client contact and programming team members; and allow for significant growth. The Company has entered into an operating lease agreement relating to the new corporate campus. Under the agreement, the lessor has purchased the properties, is paying the construction and development costs and has leased the facilities to the Company commencing upon its completion, expected to be in 1999. The lease will provide for substantial residual value guarantees and will include purchase options at the original cost of the property. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property will be obligations of the Company.
     In addition, TSYS began expansion of its operations center in north Columbus during 1997. This expansion, while not finalized, will include additional space for the card production services now located in downtown Columbus. The expansion is also expected to include additional space for statement printing and data processing functions. A separate building was completed on the North Center property in 1997 to serve as TSI's headquarters. In 1995, a new, 110,000 square-foot building was purchased to accommodate current office space needs and provide space for future growth in technical staff.
     Other operating expenses increased 11.4% in 1997 compared to 1996 and 12.9% in 1996 compared to 1995. The growth in other operating expenses in 1997 is primarily due to increased travel and other business development costs associated with exploring new business opportunities. In 1997, management fees, paid to an affiliate for human resources, maintenance, security, communications, corporate education, travel and administration, increased 7.6% over 1996. In 1996, these management fees increased 171.7% because the fees were paid for only the second half of 1995 but were paid for a full year in 1996. However, if the fee paid in 1996 is compared to an annualized fee for 1995, the increase would be 35.9% and is a significant factor in the increase in other operating expenses between 1996 and 1995.

Operating Income

Operating income increased 17.4% to $69.3 million in 1997, compared to $59.0 million in 1996, an increase of 37.2% over 1995 operating income of $43.0 million. Equity in income of TSYS' two joint ventures contributed significantly to the increase as Vital became operational during 1996, and the Mexican joint venture had its first full year of operations in 1996. Excluding equity in income of joint ventures, operating income increased 15.5% to $59.9 million, compared to $51.9 million in 1996, and increased 20.9% over the amount for 1995 of $42.9 million. The increases in operating income are due to increased revenues combined with a focus on expense control. The operating income margin, including equity in income of joint ventures, increased to 19.2% in 1997, compared to 18.9% and 17.2% in 1996 and 1995, respectively.

Nonoperating Income

Interest income, net of expense, includes interest expense of $46,000, $63,000 and $157,000 and interest income of $2.4 million, $1.5 million and $996,000 for 1997, 1996 and 1995, respectively.
     Interest expense decreased in 1997 and 1996 due to the decreasing level of outstanding debt of subsidiaries. Interest income increased in 1997 and in 1996 due to increases in cash available for investment. Additionally, in the third quarter of 1996, $5.0 million was invested in a six-month certificate of deposit at a higher rate of interest; the certificate of deposit was redeemed at maturity in the first quarter of 1997.

Income Taxes
Income tax expense was $24.1 million, $21.0 million and $16.0 million in 1997, 1996 and 1995, respectively, representing effective income tax rates of 33.6%, 34.8% and 36.6%. The decline in TSYS' effective income tax rate for 1997, as compared to 1996 and 1995, is attributable to certain effective income tax planning strategies, including the identification and recognition of research and experimentation credits for ongoing development activities, foreign tax credits associated with the Mexican joint venture, and a reduction in state income taxes due to favorable new tax legislation.

Net Income
Net income increased 20.4% to $47.5 million (basic and diluted earnings per share of $.37) in 1997 compared to 1996. In 1996, net income increased 42.2% to $39.4 million (basic earnings per share of $.31 and diluted earnings per share of $.30) compared to $27.7 million (basic and diluted earnings per share of $.21) in 1995. The increase in net income is attributable to increased operating revenues combined with an emphasis on expense control.

Financial Condition, Liquidity and Capital Resources
The Consolidated Statements of Cash Flows detail the Company's cash flows from operating, investing and financing activities. TSYS' primary method for funding its operations and growth has been cash generated from current operations and the occasional use of borrowed funds to supplement financing of capital expenditures. The major uses of cash generated from operations have been the addition of property and equipment; computer software developed internally and purchased; investment in joint ventures and contract acquisition costs; and the payment of cash dividends.
     During 1997, TSY purchased and leased computer hardware and related equipment, including software. Capital expenditures for property and equipment were $18.0 million in 1997, compared to $19.4 million in 1996, and $17.0 million in 1995. Expenditures for purchased computer software were $14.1 million in 1997, compared to $9.0 million in 1996 and $5.5 million in 1995. Additions to internally developed computer software, principally enhancements to TS2, were $997,000 in 1997, $178,000 in 1996 and $2.6 million in 1995.
     Costs to develop the core TS2 bankcard processing and support software were capitalized and are being amortized over a useful life of ten years. Amortization of TS2 resulted in expense of $3.3 million in 1997, 1996 and 1995. Costs associated with the development of additional features of TS2 continue to be capitalized upon establishing technological feasibility, and amortization is begun when they become available for general customer use.
     The core system of TS2 was designed to be Year 2000 compliant, and the Company is continuing its ongoing project to ensure that all of the Company's processing systems, including our general cardholder processing system, are Year 2000 compliant. The modification phase of the project is expected to be completed in 1998, with the testing phase to be performed in 1998 and 1999. In 1997, TSYS had $2.0 million of direct costs related to the Year 2000 project. The Company expects to incur approximately $8.0 million of direct costs in 1998 and approximately $6.0 million in 1999. Based upon progress to date, TSYS does not expect its Year 2000 project to significantly impact its financial condition and results of operations. TSYS has made an assessment of non-compliant suppliers and vendors and will schedule and coordinate testing of incoming and outgoing interfaces with third-party vendors. The failure of the Company's processing systems to be Year 2000 compliant could have a material adverse effect on the Company's financial condition and results of operations.
     Personnel costs associated with the conversion of customers under new long-term contracts to TS2 are capitalized as contract acquisition costs and are amortized over the life of the processing contracts. Capitalized conversion costs, net, included in contract acquisition costs, at December 31, 1997 and 1996, amounted to $6.5 million and $8.4 million, respectively.
     At December 31, 1997, TSYS' total investment in TSYS de Mexico was $7.4 million. At December 31, 1996, cumulative currency translation adjustments had decreased the Company's equity investment in TSYS de Mexico by $2.0 million and resulted in a cumulative currency translation adjustment, net of income taxes, of $1.2 million. During the year ended December 31, 1997, due to Mexico's highly inflationary economy, TSYS began expensing currency translation adjustments. In 1998, the Company will continue to reflect currency translation adjustments in TSYS' results of operations.
     In each quarter of 1997, the Board of Directors declared and paid a dividend on TSYS' common stock of $.011 per share. Total dividends declared were $5.8 million in 1997, 1996 and 1995.
     During 1996, TSYS announced its decision to build a new campus-type facility on approximately 46 acres of land in downtown Columbus, Georgia. The decision was based on a commitment by the state of Georgia to provide collegiate high-tech education and cooperation by the city of Columbus in making available a suitable building site. The campus facility will consolidate most of TSYS' multiple Columbus locations and will facilitate future growth. The campus development will be a multibuilding, multiyear phased project; initial construc-

                               TOTAL SYSTEM SERVICES, INC.(R) 1997 ANNUAL REPORT

tion was begun in 1997. Preliminary cost estimates for the first phase are $75-100 million. The Company has entered into an operating lease agreement relating to the new corporate campus. Lease payments are expected to commence in 1999 and will not affect TSYS' results of operations or financial position in 1998. The expansion currently underway at the North Center, expected to cost $20-25 million, will be financed through the internal generation of funds and through the issuance of industrial revenue bonds.
     Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of the economies of scale through utilization of more efficient computer hardware and software, it can minimize the impact of inflation.
     Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 2.2:1. At December 31, 1997, TSYS had working capital of $70.9 million, compared to $52.3 million in 1996 and $37.7 million in 1995.
     Management believes that outside sources for capital will be available to finance expansion projects and possible acquisitions should the Company decide to pursue such financing. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions, or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS.

Forward-Looking Statements

Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
     Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of the U.S. economy in general and relevant foreign economies; (ii) the financial performance of current and future contracts; (iii) inflation, interest rate and foreign exchange rate fluctuations; (iv) timely and successful implementation of processing systems to provide new products, improved functionality and increased efficiencies; (v) changes in consumer spending, borrowing and saving habits;
(vi) technological changes; (vii) acquisitions; (viii) the ability to increase market share and control expenses; (ix) changes in laws, regulations, credit card association rules or other industry standards affecting TSYS' business which require significant product redevelopment efforts; (x) the effect of changes in accounting policies and practices as may be adopted by the Financial Accounting Standards Board; (xi) changes in TSYS' organization, compensation and benefit plans; (xii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; (xiii) failure to successfully implement the Company's Year 2000 modification plans substantially as scheduled and budgeted; and (xiv) the success of TSYS at managing the risks involved in the foregoing.
     Such forward-looking statements speak only as of the date on which such statements are made, and TSYS undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

                                                                              27
CONSOLIDATED BALANCE SHEETS


                                                                                                            December 31,
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                         1997           1996
---------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
        Cash and cash equivalents (includes $40.6 million and $25.1 million
                on deposit with a related party at 1997 and 1996, respectively)                  $  43,335,922       27,496,057
        Short-term investments (includes $5.0 million invested with a related party at 1996)           998,228        5,000,000
        Accounts receivable, net of allowance for doubtful accounts of
                $736,000 and $704,000 at 1997 and 1996, respectively                                69,450,919       59,044,530
        Prepaid expenses and other current assets                                                   18,620,638       11,839,231
---------------------------------------------------------------------------------------------------------------------------------
                Total current assets                                                               132,405,707      103,379,818
Property and equipment, net (Note 3)                                                                68,968,574       62,899,046
Computer software, net (Note 4)                                                                     43,133,137       39,720,484
Other assets (Notes 5 and 10)                                                                       52,350,519       39,759,735
---------------------------------------------------------------------------------------------------------------------------------
                Total assets                                                                     $ 296,857,937      245,759,083
=================================================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
        Accounts payable                                                                         $   6,400,365        4,688,469
        Accrued salaries and related liabilities                                                     6,680,979        6,422,199
        Accrued employee benefits                                                                   13,870,969       14,590,362
        Current portion of long-term debt and obligations under capital leases
        Other current liabilities (includes $1.2 million payable to related parties at 1997            132,416          201,274
                and 1996) (Note 10)                                                                 34,421,668       25,203,041
---------------------------------------------------------------------------------------------------------------------------------
                Total current liabilities                                                           61,506,397       51,105,345
Long-term debt and obligations under capital leases,
        excluding current portion                                                                      342,096          474,513
Deferred income taxes (Note 7)                                                                      13,754,688       15,301,478
---------------------------------------------------------------------------------------------------------------------------------
                Total liabilities                                                                   75,603,181       66,881,336
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (Notes 2 and 6):
        Common stock - $.10 par value. Authorized 300,000,000 shares;
                129,483,522 issued at 1997 and 1996, respectively; 129,330,225 and 129,289,680
                outstanding at 1997 and 1996, respectively                                          12,948,352       12,948,352
        Additional paid-in capital                                                                   5,975,436        5,353,972
        Treasury stock, at cost                                                                       (377,701)        (473,544)
        Cumulative currency translation adjustments                                                 (1,178,182)      (1,178,182)
        Retained earnings                                                                          203,886,851      162,227,149
---------------------------------------------------------------------------------------------------------------------------------
                Total shareholders' equity                                                         221,254,756      178,877,747
---------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 9)
                Total liabilities and shareholders' equity                                       $ 296,857,937      245,759,083
=================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                               TOTAL SYSTEM SERVICES, INC.(R) 1997 ANNUAL REPORT


CONSOLIDATED STATEMENTS OF INCOME

                                                                                                Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
                                                                                          1997           1996            1995
---------------------------------------------------------------------------------------------------------------------------------
Revenues:
        Bankcard data processing services (includes $29.2
                million, $24.9 million and $10.2 million from related
                parties for the years ended December 31, 1997,
                1996 and 1995, respectively)                                       $ 324,717,864      277,869,778     218,953,101
        Other services                                                                36,781,535       33,778,571      30,754,596
---------------------------------------------------------------------------------------------------------------------------------
                Total revenues (Notes 2 and 11)                                      361,499,399      311,648,349     249,707,697
---------------------------------------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense                                         147,438,458      124,258,754      94,946,370
        Net occupancy and equipment expense                                           94,685,343       82,117,603      64,548,541
        Other operating expenses (includes $10.4 million, $9.7 million and
                $3.7 million to related parties for the years ended December 31,
                1997, 1996 and 1995, respectively)                                    59,446,283       53,368,464      47,291,267
---------------------------------------------------------------------------------------------------------------------------------
                Total operating expenses (Note 2)                                    301,570,084      259,744,821     206,786,178
---------------------------------------------------------------------------------------------------------------------------------
        Equity in income of joint ventures (Note 5)                                    9,347,183        7,093,600          68,666
---------------------------------------------------------------------------------------------------------------------------------
                Operating income                                                      69,276,498       58,997,128      42,990,185
---------------------------------------------------------------------------------------------------------------------------------

Nonoperating income:
        Gain (loss) on disposal of equipment, net                                        (35,632)          31,576        (122,790)
        Interest income, net of expense (includes $2.1 million, $1.4 million and $759,000 from a related party for the years ended
                December 31, 1997, 1996 and 1995, respectively)                        2,315,043        1,415,700         839,681
---------------------------------------------------------------------------------------------------------------------------------
                Total nonoperating income (Note 2)                                     2,279,411        1,447,276         716,891
---------------------------------------------------------------------------------------------------------------------------------
                Income before income taxes                                            71,555,909       60,444,404      43,707,076
Income taxes (Note 7)                                                                 24,077,437       21,007,223      15,976,974
---------------------------------------------------------------------------------------------------------------------------------
                Net income                                                         $  47,478,472       39,437,181      27,730,102
=================================================================================================================================
                Basic earnings per share                                           $         .37              .31             .21
=================================================================================================================================
                Diluted earnings per share                                         $         .37              .30             .21
=================================================================================================================================
Weighted average common shares outstanding                                           129,304,249      129,287,493     129,263,226
Increase due to assumed issuance of shares
        related to stock options outstanding                                             188,122          163,605         130,325
Increase due to contingently issuable shares
        associated with acquisition                                                            -                -          21,978
---------------------------------------------------------------------------------------------------------------------------------
Weighted average common and common
        equivalent shares outstanding                                                129,492,371      129,451,098     129,415,529
=================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                     Years Ended December 31, 1997 1996 and 1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              Cumulative
                                                                       Additional              Currency
                                                  Common Stock         Paid-in    Treasury   Translation    Retained
                                               ------------------
                                               Shares       Amount     Capital      Stock     Adjustments    Earnings    Total
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 1994                        129,457,388  $12,945,738   3,839,146   (475,789)        -     106,694,743  $123,003,838
        Common stock issued under
                restricted stock awards           4,156          416        (416)         -         -               -             -
        Amortization of restricted
                stock awards (Note 6)                -             -     607,025          -         -               -       607,025
        Increase in cumulative currency
                translation adjustments              -             -           -          -  (1,052,081)            -    (1,052,081)
        Cash dividends declared
                ($.045 per share)                    -             -           -          -         -      (5,816,863)   (5,816,863)
        Net income                                   -             -           -          -         -      27,730,102    27,730,102
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 1995                        129,461,544   12,946,154   4,445,755   (475,789) (1,052,081)  128,607,982   144,472,021
        Common stock issued in
                acquisitions                     21,978        2,198     310,302          -         -               -       312,500
        Common stock issued from
                treasury shares for
                exercise of
                stock options                        -             -         315      2,245         -               -         2,560
        Amortization of restricted
                stock awards (Note 6)                -             -     582,267          -         -               -       582,267
        Increase in cumulative currency
                translation adjustments              -             -           -          -    (126,101)            -      (126,101)
        Cash dividends declared
                ($.045 per share)                    -             -           -          -         -      (5,818,014)   (5,818,014)
        Tax benefits associated with
                stock awards                         -             -      15,333          -         -               -        15,333
        Net income                                   -             -           -          -         -      39,437,181    39,437,181
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 1996                        129,483,522   12,948,352   5,353,972   (473,544) (1,178,182)  162,227,149   178,877,747
        Common stock issued from
                treasury shares for
                exercise of
                stock options                        -             -     102,434     95,843         -              -        198,277
        Amortization of restricted
                stock awards (Note 6)                -             -     487,242          -         -              -        487,242
        Cash dividends declared
               ($.045 per share)                     -             -           -          -         -      (5,818,770)   (5,818,770)
        Tax benefits associated
                with stock awards                    -             -      31,788          -         -              -         31,788
        Net income                                   -             -           -          -         -      47,478,472    47,478,472
-----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1997                        129,483,522  $12,948,352   5,975,436   (377,701) (1,178,182)  203,886,851  $221,254,756
===================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                               TOTAL SYSTEM SERVICES, INC.(R) 1997 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Years Ended December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                             1997              1996            1995
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income                                                          $ 47,478,472      39,437,181      27,730,102
     Adjustments to reconcile net income to net cash
      provided by operating activities:
        Equity in income of joint ventures                                 (9,347,183)     (7,093,600)        (68,666)
        Depreciation and amortization                                      29,141,073      23,106,775      20,285,123
        Provision for doubtful accounts                                        94,000          94,500         458,606
        Deferred income tax expense (benefit)                              (1,546,790)      1,600,583         963,384
        (Gain) loss on disposal of equipment, net                              35,632         (31,576)        122,790
    (Increase) decrease in:
        Accounts receivable                                               (10,500,389)     (9,524,251)    (13,970,497)
        Prepaid expenses and other assets                                  (1,860,648)     (1,815,428)        (94,883)
     Increase (decrease) in:
        Accounts payable                                                    1,711,896      (1,122,865)        314,885
        Accrued expenses and other current liabilities                      9,911,535      13,345,580      12,137,363
------------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities                  65,117,598      57,996,899      47,878,207
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Purchases of property and equipment                                  (18,033,160)    (19,369,373)    (16,977,970)
     Additions to computer software                                       (15,106,064)     (9,195,856)     (8,129,742)
     Proceeds from disposal of equipment                                       74,797         657,699         864,699
     Investment in joint ventures                                                   -      (2,482,939)     (3,455,865)
     Dividends received from joint ventures                                 3,252,561               -               -
     Increase in contract acquisition costs                               (17,557,631)     (7,889,846)     (9,954,881)
     Purchase of short-term investments                                      (998,228)     (5,000,000)              -
     Redemption of short-term investments                                   5,000,000               -               -
------------------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities                     (43,367,725)    (43,280,315)    (37,653,759)
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Proceeds from long-term debt                                                   -               -       1,965,775
     Principal payments on long-term debt and capital lease obligations      (201,275)       (254,954)     (2,208,457)
     Dividends paid on common stock                                        (5,818,326)     (5,817,756)     (5,816,817)
     Proceeds from exercise of stock options                                  109,593           2,560              -
------------------------------------------------------------------------------------------------------------------------
                Net cash used in financing activities                      (5,910,008)     (6,070,150)     (6,059,499)
------------------------------------------------------------------------------------------------------------------------
                Net increase in cash and cash equivalents                  15,839,865       8,646,434       4,164,949
Cash and cash equivalents at beginning of year                             27,496,057      18,849,623      14,684,674
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $ 43,335,922      27,496,057      18,849,623
========================================================================================================================
Cash paid for interest (net of capitalized amounts)                      $     46,691          62,129         157,130
========================================================================================================================
Cash paid for income taxes                                               $ 22,908,026      22,890,244      16,244,194
========================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Basis of Presentation and
Summary of Significant Accounting Policies

Business: Total System Services, Inc. (TSYS or the Company) is an 80.7% owned subsidiary of Columbus Bank and Trust Company (CB&T) which is a wholly owned subsidiary of Synovus Financial Corp. (Synovus). Synovus' stock is traded on the NYSE under the symbol "SNV." TSYS provides bankcard data processing and related services to banks and other institutions. TSYS' services are marketed as THE TOTAL SYSTEM to financial institutions and other organizations throughout the United States, Mexico, Puerto Rico and Canada.

Principles of Consolidation and Basis of Presentation: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its wholly owned subsidiaries, Columbus Depot Equipment Company, Mailtek, Inc., TSYS Total Solutions, Inc. and Columbus Productions, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Investment in Joint Ventures: TSYS' 49% investment in Total System Services de Mexico, S.A. de C.V. (TSYS de Mexico), a bankcard data processing operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS' 50% investment in Vital Processing Services (Vital), a merchant processing operation headquartered in Tempe, Arizona.

Property and Equipment: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 2-40 years, computer equipment over 2-5 years, and furniture and other equipment over 3-15 years.

Computer Software: The Company capitalizes software development costs incurred from the time technological feasibility of the software product or enhancement is established until the software is ready for use in providing processing services to customers. Research and development costs and computer software maintenance costs are expensed as incurred. Software development costs related to the core TS2 are amortized using the greater of (1) the straight-line method over the estimated useful life of 10 years or (2) the ratio of current revenues to current and anticipated revenues. All other software development costs and costs of purchased computer software are amortized using the greater of (1) the straight-line method over the estimated useful life not to exceed five years or
(2) the ratio of current  revenues  to current  and  anticipated  revenues.

     The carrying value of computer software costs is reviewed for impairment by the Company, and impairments are recognized when the expected undiscounted future operating cash flows derived from such intangible assets are less than their carrying value. If such review indicates impairment, the

                               TOTAL SYSTEM SERVICES, INC.(R) 1997 ANNUAL REPORT

Company uses fair value in determining the amount that should be written off.

Revenue Recognition: The Company's bankcard data processing revenues are derived from long-term processing contracts with banks and other institutions and are recognized as revenues at the time the services are performed. The Company's service contracts generally contain terms ranging from three to ten years.

Contract Acquisition Costs: The Company capitalizes certain contract acquisition costs related to signing or renewing long-term contracts. These costs, which primarily consist of cash payments for rights to provide processing services, incremental internal conversion and software development costs, and third-party software development costs, are amortized using the straight-line method over the contract term beginning when the customer's cardholder accounts are converted to the Company's processing system. The Company evaluates the carrying value of contract acquisition costs for impairment on the basis of whether these costs are fully recoverable from expected undiscounted operating cash flows of the related contract. If such review indicates impairment, the Company uses fair value in determining the amount that should be written off. All costs incurred prior to contract execution are expensed as incurred.

Goodwill: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired and is being amortized using the straight-line method over periods of five to 15 years. The Company reviews goodwill for impairment on the basis of whether the goodwill is fully recoverable from expected undiscounted operating cash flows of the related business units. If such review indicates impairment, the Company uses fair value in determining the amount that should be written off.

Income Taxes: Income tax expense reflected in TSYS' consolidated financial statements is computed based on the taxable income of TSYS as a separate entity. A consolidated federal income tax return is filed for Synovus and its majority owned subsidiaries, including TSYS.
     The Company accounts for income taxes in accordance with the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash Flow Reporting: Investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Earnings per Share: The Company has presented earnings per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128 (SFAS
128) "Earnings per Share." SFAS 128 requires companies that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common stock that would share in the earnings of the Company. The Company has restated its earnings per share for all periods presented to reflect the adoption of SFAS 128.

Fair Values of Financial Instruments: The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, and accrued employee benefits and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The investment in joint ventures is accounted for by the equity method and pertains to privately held companies for which a fair value is not readily available. The Company believes the fair values of its investment in joint ventures exceed the carrying values.

Foreign Currency Translation: Foreign currency financial statements of the Company's Mexican joint venture are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at average exchange rates during each reporting period. Through December 31, 1996, net exchange gains or losses resulting from the translation of assets and liabilities, net of tax, were accumulated in a separate section of shareholders' equity titled Cumulative Currency Translation Adjustments.
Effective January 1, 1997, the Mexican economy was designated as highly inflationary, and thus all currency translation adjustments for the year ended December 31, 1997, have been expensed.

Reclassifications: Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the presentation adopted in 1997.

Recent Accounting Pronouncements: In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130 (SFAS 130) "Reporting Comprehensive Income." SFAS 130 requires companies to display, with the same prominence as other financial statements, the components of comprehensive income. SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. TSYS' financial statements will include the disclosure of comprehensive income in accordance with the provisions of SFAS 130 beginning in the first quarter of 1998.
     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS 131) "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for fiscal years beginning after December 15, 1997. The Company does not expect the impact of SFAS 131 on its financial position and results of operations to be material.

NOTE 2 Relationship with Affiliated Companies

At December 31, 1997, CB&T owned 104,401,292 shares (approximately 80.7%) of TSYS common stock.

                               TOTAL SYSTEM SERVICES, INC.(R) 1997 ANNUAL REPORT


     TSYS has entered into agreements with CB&T and certain of its affiliates, pursuant to which TSYS performs bankcard data processing services. Such bankcard data processing service revenues were $2,609,762, $1,809,847 and $1,805,280 during the years ended December 31, 1997, 1996 and 1995, respectively. Miscellaneous data processing services performed by TSYS for certain Synovus nonbanking affiliates generated revenues of $148,036, $128,411 and $113,568 during the years ended December 31, 1997, 1996 and 1995, respectively; these revenues are included in bankcard data processing services. Bankcard data processing revenues related to TSYS de Mexico, the Company's Mexican joint venture, were $18,365,224, $18,201,357 and $8,281,777 for the years ended
December  31,  1997,  1996 and  1995,  respectively.  Bankcard  data  processing revenues related to Vital, the Company's joint venture with Visa, were $8,115,010 and $4,755,406 for the years ended December 31, 1997 and 1996.
Revenues from other services provided by TSYS to Synovus and its affiliates were $1,110,899, $920,703 and $718,281 during the years ended December 31, 1997, 1996 and 1995, respectively.
     TSYS  maintains  an  unsecured  credit  agreement  with  CB&T.  The  credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 1997 or 1996.
     In 1997, 1996 and 1995, TSYS received interest income of $2,075,315, $1,392,543 and $837,356, respectively. In 1997, TSYS paid CB&T interest expense on a short-term construction loan of $123,420 which was capitalized. Also, in 1995, TSYS paid CB&T interest expense of $78,318.
     During 1997, 1996 and 1995, Synovus Data Corp. paid TSYS $224,154, $303,554 and $701,159, respectively, for data links, network services and other miscellaneous items.
     TSYS leases a portion of its facilities from Synovus Data Corp. and CB&T, and leases portions of the buildings it owns to CB&T. TSYS made lease payments for office facilities to Synovus Data Corp. of $240,000 in 1997 and in 1996 and $214,650 in 1995. Lease payments made to CB&T amounted to $53,790 in 1997 and in 1996 and $54,313 in 1995. Lease payments received from CB&T amounted to $11,628 in each of 1997 and 1996 and $20,203 in 1995.
     TSYS has entered into a management agreement with Synovus pursuant to which TSYS pays for management, legal and tax services provided by Synovus. Such management fees amounted to $1,216,089, $1,079,706 and $1,039,693 for the years ended December 31, 1997, 1996 and 1995, respectively. Synovus paid TSYS management fees of $361,093 in 1995 for payroll processing support services.
     In July 1995,  Synovus  formed a separate  company,  Synovus  Service Corp.
(SSC), to provide human resource, payroll, security, maintenance and other administrative services to TSYS and other affiliated companies. TSYS paid SSC $9,232,001, $8,583,648 and $3,158,695 for these services in 1997, 1996 and 1995, respectively. TSYS received $26,169, $107,449 and $198,578 in rent from SSC in 1997, 1996 and 1995, respectively. TSYS made lease payments to SSC for $31,274 and $34,472 in 1997 and 1996, respectively.
     TSYS maintains deposit accounts with CB&T, the majority of which are interest-earning and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with CB&T of $40.6 million and $25.1 million at December 31, 1997 and 1996, respectively.
     TSYS also had a $5.0 million certificate of deposit with CB&T, which is included in short-term investments in 1996. In the first quarter of 1997, the certificate of deposit was redeemed at maturity for face value.

     Certain officers of TSYS participate in the Synovus 1994 Long-Term Incentive Plan. These officers were granted restricted
stock      awards       and        nonqualified     options      for     Synovus

common stock in 1997, 1996 and 1995 as follows:

--------------------------------------------------------------------------------
                                                      Number of Shares
                                                1997        1996       1995
--------------------------------------------------------------------------------
Restricted stock awards                        --          35,349      25,683
Stock options                                 363,917     227,896     191,055

     The restricted stock awards were valued at the price paid for the Synovus shares which was $764,422 and $389,526 in 1996 and 1995, respectively, and are being amortized as compensation expense over the five-year vesting period. The stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest and become exercisable over two to three years and expire eight to ten years from date of grant.
     The Company believes the terms and conditions of transactions between TSYS, CB&T, Synovus, SSC and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties.

NOTE 3 Property and Equipment

Property and equipment balances at December 31 are as follows:

--------------------------------------------------------------------------------
                                                     1997                1996
--------------------------------------------------------------------------------
Land                                             $  2,784,807          2,482,820
Buildings                                          49,344,128         43,387,052
Computer equipment                                 42,284,153         42,024,097
Furniture and other equipment                      37,861,608         33,424,802
Construction in progress                            1,807,994             21,481
--------------------------------------------------------------------------------
                                                  134,082,690        121,340,252

Less accumulated depreciation

        and amortization                           65,114,116         58,441,206
--------------------------------------------------------------------------------
Property and equipment, net                      $ 68,968,574         62,899,046
================================================================================

     Depreciation and amortization of property and equipment was $11,935,776, $10,478,116 and $9,768,665 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 4 Computer Software

Computer software at December 31 is summarized as follows:

--------------------------------------------------------------------------------
                                                       1997              1996
--------------------------------------------------------------------------------
TS2                                                $33,048,872        33,048,872
Other internally developed
        software including TS2
        enhancements                                 4,832,892         5,523,804
Purchased computer software                         39,466,299        25,864,700
--------------------------------------------------------------------------------
                                                    77,348,063        64,437,376
Less accumulated amortization                       34,214,926        24,716,892
--------------------------------------------------------------------------------
Computer software, net                             $43,133,137        39,720,484
================================================================================

     Capitalized software development costs for the years ended December 31, 1997, 1996 and 1995, were $996,600, $177,732 and $2,617,445, respectively.
Amortization expense related to purchased computer software costs was $7,212,571, $4,146,670 and $3,350,507 for the years ended December 31, 1997,
1996 and 1995, respectively. Amortization of developed software was $4,455,148, $4,483,193 and $4,007,037 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 5 Investment in Joint Ventures

In 1994, the Company acquired a 49% equity interest in TSYS de Mexico, a joint venture which processes cardholder and merchant accounts for 20 banks in Mexico. Effective May 1, 1996, the Company acquired a 50% equity interest in Vital, a joint venture with Visa U.S.A., which combines the front-end
authorization   and   back-end   accounting   and   settlement   processing   of
merchants.     The     combined       unaudited       condensed        financial

                               TOTAL SYSTEM SERVICES, INC.(R) 1997 ANNUAL REPORT


information for the joint ventures as of December 31, 1997 and 1996, and for the years then ended is as follows:

--------------------------------------------------------------------------------
                                                   1997               1996
--------------------------------------------------------------------------------
Balance Sheet Data:

     Current assets                             $ 50,274,402          29,292,567
     Total assets                                 66,922,076          41,312,690
     Liabilities (all current)                    23,939,197          10,187,539

Statement of Income Data:

     Revenues                                    139,125,139          95,625,643
     Operating income                             19,113,203          15,201,419
     Income before income taxes                   21,386,651          16,162,670
     Net income*                                  18,790,608          14,292,665
     Equity in income of joint
        ventures                                   9,347,183           7,093,600

     *Vital is a limited liability company and is taxed in a manner similar to a partnership; therefore, net income related to Vital does not include income tax expense.

NOTE 6 Shareholders' Equity

Treasury Stock: During 1987, the Board of Directors of TSYS approved the purchase of up to 1,600,000 shares of its common stock. At December 31, 1997, 153,297 shares were held as treasury shares at a cost of $377,701. At December 31, 1996, 193,842 shares at a cost of $473,544 were held as treasury shares.

Restricted Stock Awards: The Company has issued its common stock to certain executive officers under restricted stock awards. The market value of the common stock at the date of issuance was recorded as a reduction of additional paid-in capital in the Company's consolidated balance sheets and is being amortized as compensation expense over the vesting period of the awards. Compensation expense relating to these awards was $357,800, $456,619 and $529,982 for the years ended December 31, 1997, 1996 and 1995, respectively, and unamortized compensation at December 31, 1997, was $44,325. Common stock issued under restricted stock awards is considered outstanding for purposes of the computation of earnings per share. The amounts and terms of common stock issued under restricted awards are summarized as follows:

--------------------------------------------------------------------------------
                                       Number        Market Value at     Vesting
Date of Issuance                       of Shares     Date of Issuance     Period
--------------------------------------------------------------------------------
February 24, 1992                        524,000       1,801,250       72 months
November 6, 1995                           4,156          46,495       36 months

Long-Term Incentive Plan: In 1992, the Total System Services, Inc. Long-Term Incentive Plan (LTI Plan) was adopted to enable Total System Services, Inc. and subsidiaries to attract, retain, motivate and reward employees who make a significant contribution to the Company's long-term success, and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 1.6 million shares of common stock were reserved for distribution under the LTI Plan. Options granted under the LTI Plan may be incentive stock options or non-qualified stock options as determined by the Committee at the time of grant. Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and non-qualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant, and presently range from one to five years. The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 1997, there were options outstanding under the LTI Plan to purchase 1,126,350 shares of the Company's common stock, of which 146,350 shares were exercisable. There were no shares available for grant at December 31, 1997. Additionally, options (not issued under the LTI Plan) to purchase 25,000 shares of the Company's common stock were outstanding at December 31, 1997.

A summary of the status of the Company's options granted as of December 31, 1997, 1996 and 1995 and changes during the years ended on those dates is presented below:

---------------------------------------------------------------------------------------------------------------------------------
                                      1997                                1996                         1995
                             -----------------------------     -----------------------------   -------------------------------------
                                           Weighted                           Weighted                       Weighted
                                           Average                            Average                        Average
                              Options      Exercise Price       Options      Exercise Price    Options     Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Options:
Outstanding at
     beginning of year          189,000    $  3.00               191,200    $  3.00             196,600      $   3.00
Granted                       1,005,000      19.95                    -          -                  -              -
Exercised                        42,650       3.00                 1,100       3.00                 -              -
Forfeited/canceled                    -          -                 1,100       3.00               5,400          3.00
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at
     end of year              1,151,350   $  17.79               189,000    $  3.00             191,200      $   3.00
====================================================================================================================================
Options exercis-
     able at year-end           146,350   $   3.00                    -          -                 -              -
====================================================================================================================================
Weighted average
     fair value of options
     granted during
     the year                             $   7.97                    -                                           -
====================================================================================================================================

The following table summarizes information about stock options outstanding at December 31, 1997:


                           Weighted
                            Average       Weighted                               Weighted
       Number              Remaining       Average             Number             Average
    Outstanding at        Contractual     Exercise        Exercisable at          Exercise
  December 31, 1997           Life          Price        December 31, 1997          Price
------------------------------------------------------------------------------------------------
        146,350               4.50        $ 3.00              146,350               $ 3.00
         25,000              11.03         27.75                  -                    -
        980,000               9.84         19.75                  -                    -
------------------------------------------------------------------------------------------------
      1,151,350               9.19        $17.79              146,350               $ 3.00
================================================================================================

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined consistent with statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the unaudited pro forma amounts indicated at right.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: dividend yield of 0.0%; expected volatility of 41.6%; risk-free interest rate of 5.87%; and expected lives of 3.95 years for all options.


 Year Ended December 31,                                    1997
------------------------------------------------------------------
Net income applicable
        to common stockholders
                As reported                     $       47,478,472
                Pro forma                               47,150,569
Basic earnings per share:
                As reported                                    .37
                Pro forma                                      .36
Diluted earnings per share:
                As reported                                    .37
                Pro forma                                      .36


NOTE 7 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.
     The components of income tax expense included in the Consolidated Statements of Income were as follows:

--------------------------------------------------------------------------------------------
Years Ended December 31,                           1997            1996              1995
--------------------------------------------------------------------------------------------
Current income tax expense:
                Federal                        $ 24,267,412      17,710,103       13,522,207
                State                             1,356,815       1,696,537        1,491,383
--------------------------------------------------------------------------------------------
Total current income tax expense                 25,624,227      19,406,640       15,013,590
--------------------------------------------------------------------------------------------
Deferred income tax expense (benefit):
                Federal                          (1,460,857)      1,470,806          885,272
                State                               (85,933)        129,777           78,112
--------------------------------------------------------------------------------------------
Total deferred income tax expense (benefit):     (1,546,790)      1,600,583          963,384
--------------------------------------------------------------------------------------------
Total income  tax expense                      $ 24,077,437      21,007,223       15,976,974
============================================================================================

     Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes as a result of the following:

--------------------------------------------------------------------------------------------
 Years Ended December 31,                          1997             1996             1995
--------------------------------------------------------------------------------------------
Computed "expected" income tax expense         $ 25,044,568      21,155,541       15,297,477
Increase (decrease) in income tax expense
  resulting from:
        State income tax expense, net of
          federal income tax benefit                826,073       1,187,104        1,020,172
        Foreign tax credits                      (1,335,483)     (1,170,111)              -
        Other, net                                 (457,721)       (165,311)        (340,675)
--------------------------------------------------------------------------------------------
Total income tax expense                       $ 24,077,437      21,007,223       15,976,974
============================================================================================

     The tax effects of the significant components of deferred income tax assets and liabilities are presented in the following table:

--------------------------------------------------------------------------------------------
Years Ended December 31,                                          1997               1996
--------------------------------------------------------------------------------------------
Deferred income tax assets:
  Primarily reserves not deductible until paid                 $  3,900,198        4,556,046
--------------------------------------------------------------------------------------------
Deferred income tax liabilities:
  Computer software development costs                           (13,694,728)     (16,617,264)
  Excess tax over financial statement
    depreciation                                                 (1,778,442)      (1,685,253)
  Other, net                                                     (2,181,716)      (1,555,007)
--------------------------------------------------------------------------------------------
Gross deferred income tax liability                             (17,654,886)     (19,857,524)
--------------------------------------------------------------------------------------------
Net deferred income tax liability                              $(13,754,688)     (15,301,478)
=============================================================================================

NOTE 8 Employee  Benefit  Plans

The Company provides benefits to its employees by allowing employees to participate in certain defined contribution plans. These employee benefit plans are described as follows:

Profit Sharing Plan: The Company's employees are eligible to participate in the Synovus Financial Corp./Total System Services, Inc. (Synovus/TSYS) Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 9% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. TSYS' annual contributions to the plan charged to expense are as follows:
--------------------------------------------------------------------------------
          1997            $   6,828,175
          1996                5,270,884
          1995                4,429,998

Money Purchase Plan: The Company's employees are eligible to participate in the Synovus/TSYS Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company's contributions to the plan charged to expense are as follows:
--------------------------------------------------------------------------------
          1997            $   5,294,540
          1996                3,925,699
          1995                3,417,057

401(k) Plan: The Company's employees are eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute up to 10% of pretax compensation with a discretionary company contribution up to a maximum of 5% of participant compensation, as defined, based upon the Company's attainment of certain financial goals. The Company's contributions to the plan charged to expense are as follows:
--------------------------------------------------------------------------------
          1997                 $    21,861
          1996                   3,976,544
          1995                   1,601,939

Stock Purchase Plan: The Company maintains stock purchase plans for directors and employees, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. TSYS' contributions to these plans charged to expense are as follows:
--------------------------------------------------------------------------------
          1997            $   1,588,618
          1996                1,226,340
          1995                  962,829

Postretirement Medical Benefits Plan: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost associated with the plan are not significant to the Company's consolidated financial statements.

NOTE 9 Commitments and Contingencies

Lease Commitments: TSYS is obligated under noncancelable operating leases for computer equipment and facilities. Management expects that, as these leases expire, they will be renewed or replaced by similar leases. In 1997, the Company entered into an operating lease agreement for the Company's new corporate campus. Under the agreement the lessor is paying for the construction and development costs and has leased the facilities to the Company commencing upon its completion for a term of three years. The lease provides for substantial

40

residual value guarantees and includes purchase options at original cost of the property. The amount of the residual value guarantees relative to the assets under this lease is projected to be $87.0 million. Once the leased assets are placed into service, the Company will estimate its liability under the residual value guarantees and will record additional rent expense if necessary on a straight-line basis over the lease term.
     The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and in the aggregate as of December 31, 1997, are as follows:
--------------------------------------------------------------------------------
     1998                 $   43,363,238
     1999                     43,659,154
     2000                     31,121,168
     2001                     15,861,516
     2002                      3,429,590
--------------------------------------------------------------------------------
                          $  137,434,666
================================================================================

     Total rental expense under all operating leases in 1997, 1996 and 1995 was $52,765,480, $45,990,637 and $34,862,784, respectively.

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

Contingencies: The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are adequately covered by insurance or, if not covered, are without merit or are of such kind or involve such amounts as would not have a material adverse effect on the financial condition or results of operations of the Company if disposed of unfavorably.

NOTE 10 Supplementary Balance Sheet Information

Significant components of other noncurrent assets are summarized as follows:
--------------------------------------------------------------------------------
                                                       1997           1996
--------------------------------------------------------------------------------
Contract acquisition costs, net              $    27,274,037      18,645,910
Investment in joint ventures, net                 21,338,446      15,347,876


Significant components of other current liabilities are summarized as follows:
--------------------------------------------------------------------------------
                                                       1997           1996
--------------------------------------------------------------------------------
Customer postage deposits                    $    13,579,370       8,691,602
Transaction processing provisions                  4,051,285       3,301,011

NOTE 11 Major Customers

For the years ended December 31, 1997, 1996 and 1995, two major customers accounted for approximately 25%, 29%, and 34% of total revenues, respectively.

                                                                              41

KPMG Peat Marwick LLP                           303 Peachtree Street, N.E.
                                                Suite 2000
                                                Atlanta, GA 30308

The Board of Directors and Shareholders
Total System Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/KPMG Peat Marwick LLP
January 23, 1998

42

QUARTERLY FINANCIAL DATA, STOCK PRICE, DIVIDEND INFORMATION

TSYS' common stock trades on the New York Stock Exchange (NYSE) under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of February 12, 1998, there were 8,307 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

     The fourth quarter dividend was declared on December 8, 1997, and was paid January 2, 1998, to shareholders of record on December 19, 1997. Total dividends declared in 1997 and in 1996 amounted to $5.8 million. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

             Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 1997 and 1996.

[Omitted Revenues graph is represented by the following table.]

Revenues
(Millions of Dollars)
               1997           1996
QTR4           $96.5          $85.9

QTR3           $92.1          $80.2

QTR2           $89.7          $74.5

QTR1           $83.1          $71.1

[Omitted Net Income graph is represented by the following table.]

Net Income
(Millions of Dollars)

               1997           1996
QTR4           $15.8          $14.2

QTR3           $13.2          $11.3

QTR2           $ 9.9          $ 7.9

QTR1           $ 8.5          $ 6.0

                                             First          Second         Third         Fourth
(in thousands except per share data)        Quarter         Quarter       Quarter       Quarter
------------------------------------------------------------------------------------------------
1997 Revenues ............................   $83,137         89,736       92,135        96,491
     Operating income ....................    12,594         15,071       18,913        22,698
     Net income ..........................     8,517          9,941       13,225        15,795
     Basic earnings per share ............       .07            .08          .10           .12
     Diluted earnings per share ..........       .07            .08          .10           .12
     Cash dividends declared per share....      .011           .012         .011          .011
     Stock prices:
      High ...............................        34 5/8         34 5/8       24 15/16      29 7/16
      Low ................................        25 3/4         22 1/2       21 7/8        18 5/16
------------------------------------------------------------------------------------------------
1996 Revenues ............................   $71,102         74,489       80,179        85,878
     Operating income ....................     8,579         11,654       17,269        21,495
     Net income ..........................     5,969          7,900       11,347        14,221
     Basic earnings per share ............       .05            .06          .09           .11
     Diluted earnings per share ..........       .05            .06          .09           .11
     Cash dividends declared per share....      .011           .012         .011          .011
     Stock prices:
      High ...............................        21             27 3/8       26 1/4        29 3/4
      Low ................................        11 1/2         20           20 1/2        25 3/8
------------------------------------------------------------------------------------------------


                                                                              43