Form 10-K, Exhibit 13
period 1998-12-31
TOTAL SYSTEM SERVICES INC
filed 1999-03-12
CIK 721683

TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

Selected Financial Data

The following comparisons highlight significant historical trends in TSYS' results of operations and financial condition. Total revenues and net income have grown over the last five years at compounded annual growth rates of 21.1% and 22.1%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS, as evidenced by the current ratio of 2.0:1 at December 31, 1998, and increased shareholders' equity. The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report.

                                                                    Years Ended December 31,
                                                  ---------------------------------------------------------
(in thousands except per share data)                  1998         1997        1996        1995       1994
------------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues:
        Bankcard data processing services .......  $ 350,310     324,718     277,870     218,953    166,194
        Other services ..........................     45,884      36,781      33,778      30,755     21,377
------------------------------------------------------------------------------------------------------------
                Total revenues ..................    396,194     361,499     311,648     249,708    187,571
------------------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense ....    160,855     147,438     124,259      94,946     73,051
        Net occupancy and equipment expense .....    105,658      94,685      82,118      64,549     51,283
        Other operating expenses ................     63,312      59,447      53,368      47,291     28,139
------------------------------------------------------------------------------------------------------------
                Total operating expenses ........    329,825     301,570     259,745     206,786    152,473
------------------------------------------------------------------------------------------------------------
        Equity in income (loss) of joint ventures     12,974       9,347       7,094         69         (13)
------------------------------------------------------------------------------------------------------------
                Operating income ................     79,343      69,276      58,997     42,991      35,085
------------------------------------------------------------------------------------------------------------

Nonoperating income:
        Gain (loss) on disposal of equipment, net        (48)        (36)         31       (123)         65
        Interest income, net of expense .........      2,492       2,315       1,416        839         264
------------------------------------------------------------------------------------------------------------
                Total nonoperating income .......      2,444       2,279       1,447        716         329
------------------------------------------------------------------------------------------------------------
                Income before income taxes ......     81,787      71,555      60,444     43,707      35,414
Income taxes ....................................     26,956      24,077      21,007     15,977      12,924
------------------------------------------------------------------------------------------------------------
                Net income ......................   $ 54,831      47,478      39,437     27,730      22,490
============================================================================================================
                Basic earnings per share.........   $    .28         .24         .20        .14         .12
============================================================================================================
                Diluted earnings per share ......   $    .28         .24         .20        .14         .12
============================================================================================================
Cash dividends declared per share ...............   $   .038        .030        .030       .030        .027
============================================================================================================
Weighted average common shares outstanding ......    194,020     193,956     193,931    193,895     193,889
============================================================================================================
Weighted average common and common
                equivalent shares outstanding ...    194,669     194,239     194,177    194,123     194,167
============================================================================================================

----------------------------------------------------------------------
                                          December 31,
                          --------------------------------------------
(in thousands)            1998     1997     1996     1995    1994
----------------------------------------------------------------------
Balance Sheet Data:
Total assets ..........  $ 348,908  296,858  245,759  199,000  165,042
Working capital .......     60,472   70,899   52,274   37,687   33,421
Total long-term debt...        342      475      676      931    1,162
Shareholders' equity...    270,354  221,255  178,878  144,472  123,004

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

Results of Operations
Revenues

TSYS' revenues are derived from providing bankcard data processing and related services to banks and other institutions under long-term processing contracts. TSYS' services are provided through the Company's cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States, Mexico, Puerto Rico, Canada, and the Caribbean.

     Bankcard data processing revenues are generated primarily from charges based on the number of accounts billed, transactions and authorizations processed, credit bureau requests, credit cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive issuer, private-label, and commercial card accounts. Due to the expanding use of bankcards and the increase in the number of cardholder accounts processed by TSYS, as well as increases in the scope of services offered, revenues relating to bankcard data processing services have continued to grow. Processing contracts with large customers, representing a significant portion of the Company's total revenues, generally provide for discounts on certain services based on increases in the level of cardholder accounts processed. As a result, bankcard data processing revenues and the related margins are influenced by the customer mix relative to the size of customer bankcard portfolios, as well as the number and activity of individual cardholder accounts processed for each customer.

     Due to the seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth in card portfolios of existing customers, the conversion of cardholder accounts of new customers to THE TOTAL SYSTEM, and the loss of cardholder accounts impact the results of operations from period to period. Another factor, among others, which may affect TSYS' revenues and results of operations from time to time is the sale by a customer of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another third-party processor. Continuing consolidation in the financial services industry could favorably or unfavorably impact TSYS' financial condition and results of operations in the future.

     The average number of cardholder accounts on file increased 15.9% to 101.1 million in 1998, compared to 87.2 million in 1997, which represented a 21.1% increase over 72.0 million in 1996. At December 31, 1998, TSYS' cardholder accounts on file were approximately 117.6 million, up from 92.8 million and 79.4 million at December 31, 1997 and 1996, respectively.

     TSYS had approximately 62.8 million accounts being processed on TS2 at year-end 1998, compared to 19.2 million at year-end 1997 and 6.3 million at year-end 1996.

     The  increase  in  cardholder  accounts on file at December  31,  1998,  as compared to December 31, 1997, was the result of new customers, portfolio acquisitions and the internal growth of our customers. Approximately 13.3 million accounts added during 1998 were due to new customers and portfolio acquisitions by existing customers.

     TSYS and Visa U.S.A. Inc. formed a joint venture, known as Vital Processing Services L.L.C. (Vital), which became operational on May 1, 1996. The joint venture offers fully integrated merchant transaction and related electronic information services to financial and nonfinancial institutions and their merchant customers. Vital is structured with its own management team and separate Board of Directors and has its corporate headquarters in Tempe, Arizona.

     Revenues and expenses associated with TSYS' merchant processing operations through April 1996 were included in TSYS' revenues and expenses. Effective May 1, 1996, these operations were transferred to Vital, and TSYS' share of Vital's results of operations are included in equity in the income of joint ventures. This change in classification of the Company's revenues and expenses from its merchant processing operations to an equity interest in the Vital joint venture affects the comparability of the Company's statements of income for certain periods.

     Since 1994, TSYS has been providing processing services for commercial cards which include purchasing cards, corporate cards and fleet cards for employees. At December 31, 1998, TSYS was processing approximately 8.6 million commercial card accounts, a 72.8% increase over the approximately 5.0 million being processed at

                TOTAL SYSTEM SERVICES, INC(R) 1998 ANNUAL REPORT

 year-end 1997, representing a 58.0% increase over the 3.1 million at year-end 1996.

     A significant amount of the Company's revenues are derived from long-term contracts with large customers, including certain major customers. Two of the Company's customers, NationsBank and Bank of America, merged effective September 30, 1998. The new parent company of these entities is BankAmerica Corporation. During the first quarter of 1997, TSYS completed the conversion of Bank of America's cardholder accounts to TS2. In October 1997, the Company completed the conversion of NationsBank's cardholder accounts to TS2. The Company has long-term processing contracts with each of these customers, with NationsBank's ending in 2005 and Bank of America in 2007, and is in the process of assessing implications of the merger on the existing contracts with each customer. The combination of NationsBank and Bank of America under a single processing agreement with TSYS will reduce TSYS' revenues in 1999 and future years because together NationsBank and Bank of America will be entitled to receive greater discounts than either would have been entitled to receive standing alone. BankAmerica Corporation accounted for approximately 21%, 20% and 13% of total revenues for the years ended December 31, 1998, 1997 and 1996, respectively. The loss of BankAmerica Corporation, or other major or significant customers, could have a material adverse effect on the Company's financial condition and results of operations.

     Near the end of the first quarter of 1998, AT&T completed the sale of its Universal Card Services (UCS) to Citibank, now a part of Citigroup after Citibank's merger with Travelers Group, Inc. Citibank accounted for approximately 13%, 15% and 17% of total revenues for the years ended December 31, 1998, 1997 and 1996, respectively. On February 26, 1999, Citibank notified TSYS of its decision to terminate UCS' processing agreement with TSYS for consumer credit card accounts at the end of its original term on August 1, 2000. Consumer credit card accounts represented 11.4% of total revenues derived by TSYS from UCS for the year ended December 31, 1998. TSYS' management believes that Citibank will continue to be a major customer in 1999, but will not be a major customer in 2000 and that the loss of revenues from UCS for the months of August through December 2000, should not have a material adverse effect on the Company's financial condition or results of operations for the year ending December 31, 2000.

     In May 1998, the Company announced the signing of a long-term processing agreement with Sears, Roebuck and Co. to convert and process its 65 million private-label accounts. TSYS successfully converted the first 7.2 million of these accounts to TS2 in October 1998. The conversion of the remainder of these accounts is anticipated to be completed during 1999.

     Revenues from other services consist primarily of revenues generated by TSYS' wholly owned subsidiaries, Columbus Depot Equipment Company (CDEC), TSYS Total Solutions, Inc. (TSI), and Columbus Productions, Inc. (CPI). CDEC provides TSYS customers with an option to lease certain equipment necessary for online communications and use of TSYS applications. TSI provides TSYS customers and others with mail and correspondence processing services and account solicitation services. CPI provides full-service commercial printing services to TSYS customers and others.

Operating Expenses

As a percentage of revenues, operating expenses decreased in 1998 to 83.2%, compared to 83.4% and 83.3% for 1997 and 1996, respectively. Operating expenses were $329.8 million in 1998, compared to $301.6 million in 1997, and $259.7 million in 1996. The principal increases in operating expenses resulted from the addition of personnel and equipment; the additional investment in property, equipment and software; the cost of materials associated with the services provided by all companies, particularly the supplies related to processing the increased number of accounts on THE TOTAL

Bankcard Revenues                        Operating Income
(Millions of Dollars                     (Millions of Dollars)
98   $350.3                              98  $79.3
97   $324.7                              97  $69.3
96   $277.9                              96  $59.0
95   $219.0                              95  $43.0
94   $166.2                              94  $35.1

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data:

                                                                                       Percentage Change
                                                                                       in Dollar Amounts
                                                                                       -----------------
                                                       Percentage of Total Revenues    1998      1997
                                                        Years Ended December 31,        vs        vs
                                                       1998      1997     1996         1997      1996
Revenues:

        Bankcard data processing services .......      88.4%     89.8     89.2          7.9      16.9
        Other services ..........................      11.6      10.2     10.8         24.7       8.9
                                                      -----     -----    -----
                Total revenues ..................     100.0     100.0    100.0          9.6      16.0
                                                      -----     -----    -----
Expenses:
        Salaries and other personnel expense ....      40.6      40.8     39.9          9.1      18.7
        Net occupancy and equipment expense .....      26.7      26.2     26.3         11.6      15.3
        Other operating expenses ................      15.9      16.4     17.1          6.5      11.4
                                                      -----     -----     ----
                Total operating expenses ........      83.2      83.4     83.3          9.4      16.1
                                                      -----     -----     ----
        Equity in income of joint ventures ......       3.2       2.6      2.2         38.8      31.8
                                                      -----     -----     ----
                Operating income ................      20.0      19.2     18.9         14.5      17.4
                                                      -----     -----     ----
Nonoperating income:
        Gain (loss) on disposal of equipment, net      (0.0)     (0.0)     0.0           nm        nm
        Interest income, net of expense .........       0.6       0.6      0.5          7.7      63.5
                                                      -----     -----     ----
                Total nonoperating income .......       0.6       0.6      0.5          7.2      57.5
                                                      -----     -----     ----
                Income before income taxes ......      20.6      19.8     19.4         14.3      18.4
Income taxes ....................................       6.8       6.7      6.7         12.0      14.6
                                                      -----     -----     ----
                Net income ......................      13.8%     13.1     12.7         15.5      20.4
                                                      =====     =====     ====
nm = not meaningful


SYSTEM; and certain costs associated with ongoing enhancements to TS2, as well as certain costs associated with the conversion of customers to TS2.

     Salaries and other personnel expense increased 9.1% in 1998 over 1997, compared to 18.7% in 1997 over 1996. A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 1998, the average number of employees increased to 3,382, compared to 2,895 in 1997 and 2,498 in 1996. In addition to the growth in the number of employees, the increase in salaries and other personnel costs is attributable to normal salary increases and related employee benefits. Employment costs capitalized as software development and contract acquisition costs were $19.4 million, $4.4 million and $4.9 million in 1998, 1997 and 1996, respectively.

     Due to the importance of technology to its business, a large portion of TSYS' employees are programmers -- approximately 26.0% in 1998, compared to 31.1% and 33.1% in 1997 and 1996, respectively. There can be no assurance that TSYS will be able to continue to recruit, hire and retain sufficient numbers of technical personnel necessary to support its continued growth.

     The Company participates in the state of Georgia's incentive program called Intellectual Capital Partnership Program (ICAPP). ICAPP is a commitment by the state of Georgia of up to $23 million for classrooms, teachers, computer equipment and high-tech training designed to meet Georgia businesses' needs for technical analysts, computer systems personnel and mainframe programmers into the next century. At December 31, 1998, approximately 376 graduates of these classes were full-time employees of TSYS.

     In February 1998, TSYS announced the formation of TSYS Canada, Inc. (TCI), a wholly owned subsidiary incorporated in the state of Georgia and headquartered in Columbus. On February 1, 1998, TCI opened an office in Welland, Ontario, Canada, which currently employs 22 programmers who are providing support and assistance with the conversion of card portfolios to TS2.

               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

     Net occupancy and equipment expense increased 11.6% in 1998 over 1997, compared to 15.3% in 1997 over 1996. Computer equipment and software rentals, which represent the largest component of net occupancy and equipment expense, increased $3.1 million, or 6.2%, in 1998 compared to 1997, and $6.7 million, or 15.5%, in 1997 compared to 1996. Due to rapidly changing technology in computer equipment, TSYS' equipment needs are achieved through operating leases. The decline in the rate of increase in equipment and software rentals is due mainly to replacing leases of old technology with new leases at lower costs. During 1998, the Company made significant investments in computer software licenses related to the new East Center and to accommodate increased volumes due to the expected growth in the number of accounts associated with new customers. As a result, increased amortization of computer software costs accounts for the majority of the change in net occupancy and equipment.

     TSYS continues to monitor and assess its building and equipment needs as it positions itself for future growth and expansion. In 1997, construction began on a campus-type facility which will serve as the Company's corporate headquarters; house administrative, client contact and programming team members; and allow for significant growth. The Company has entered into an operating lease agreement relating to the new corporate campus. Under the agreement, the lessor has purchased the properties, is paying the construction and development costs and has leased the facilities to the Company commencing upon its completion. The lease provides for substantial residual value guarantees and includes purchase options at the original cost of the property. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property will be obligations of the Company. The Company began moving personnel into the new campus facility in December 1998, and should complete the move of a substantial number of its personnel to this facility by the end of the third quarter of 1999. With the move to the corporate campus, the Company will not renew leases on certain facilities. The Company estimates the increase in net occupancy and equipment expenses related to occupying the campus, to be approximately $5.3 million in 1999, and $7.0 million in 2000, net of the relinquished lease obligations.

     In addition, TSYS began an expansion of its operations center in north Columbus during 1997, which was completed in 1998. The Company moved its card production services from downtown Columbus into the new addition in December 1998. A separate building was completed on the North Center property in 1997 to serve as TSI's headquarters.

     In 1998, TSYS also purchased 18 acres of land containing a 104,000 square-foot building in east Columbus. The building has been prepared as an additional data center and was placed in service during the fourth quarter of 1998.

     Other operating expenses increased 6.5% in 1998 compared to 1997 and 11.4% in 1997 compared to 1996. The growth in other operating expenses in 1998 is primarily due to increased travel and other business development costs associated with exploring new business opportunities.

Operating Income

Operating income increased 14.5% to $79.3 million in 1998, compared to $69.3 million in 1997, an increase of 17.4% over 1996 operating income of $59.0 million. Equity in income of TSYS' two joint ventures contributed significantly to the increase in operating income in 1998, primarily as a result of the strong earnings growth of Vital. Excluding equity in income of joint ventures, operating income increased 10.7% to $66.4 million, compared to $59.9 million in 1997, and increased 15.5% over the amount for 1996 of $51.9 million. The increases in operating income are due to increased revenues combined with a focus on expense control. The operating income margin increased to 20.0% in 1998, compared to 19.2% and 18.9% in 1997 and 1996, respectively.

Nonoperating Income

Interest expense decreased in 1998 and 1997 due to the decreasing level of outstanding long-term debt. Interest income increased in 1998 and in 1997 due to increases in cash available for investment. Additionally, in the third quarter of 1996, $5.0 million was invested in a six-month certificate of deposit with a related party at a market rate of interest; the certificate of deposit was redeemed at maturity in the first quarter of 1997.

Income Taxes

Income tax expense was $27.0 million, $24.1 million and $21.0 million in 1998, 1997 and 1996, respectively, representing effective income tax rates of 33.0%, 33.6% and 34.8%, respectively. The decline in TSYS' effective income tax rate for 1998, as compared to 1997 and 1996, is attributable to certain effective income tax planning strategies, including the identification and recognition of research and experimentation credits for ongoing development activities, foreign tax credits associated with the Mexican joint venture, and a reduction in state income taxes due to favorable tax legislation.

Net Income

Net income increased 15.5% to $54.8 million (basic and diluted earnings per share of $.28) in 1998 compared to 1997. In 1997, net income increased 20.4% to $47.5 million (basic and diluted earnings per share of $.24) compared to $39.4 million (basic and diluted earnings per share of $.20) in 1996. The increase in net income is attributable to increased operating revenues combined with an emphasis on expense control.

Financial Condition, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company's cash flows from operating, investing and financing activities. TSYS' primary method for funding its operations and growth has been cash generated from current operations, lease financing and the occasional use of borrowed funds to supplement financing of capital expenditures. The major uses of cash generated from operations have been the addition of property and equipment and computer software; investment in contract acquisition costs; and the payment of cash dividends.

     During 1998, TSYS purchased and leased computer hardware and related equipment, including software, to establish the East Center data center and to accommodate future growth. Capital expenditures for property and equipment were $37.0 million in 1998, compared to $18.0 million in 1997, and $19.4 million in 1996. Expenditures for purchased computer software were $29.5 million in 1998, compared to $14.1 million in 1997 and $9.0 million in 1996. Additions to capitalized software development costs, principally enhancements to TS2, were $10.0 million in 1998, $997,000 in 1997 and $178,000 in 1996.

     The Company's investments in contract acquisition costs were $20.1 million in 1998, $17.6 million in 1997, and $7.9 million in 1996. These amounts include both cash payments for processing rights and other conversion related costs. The increases in 1998 and 1997 were primarily attributable to conversions and new customer activity.

     At December 31, 1998, TSYS' total investment in TSYS de Mexico was $7.4 million. At December 31, 1996, cumulative currency translation adjustments had decreased the Company's equity investment in TSYS de Mexico by $2.0 million and resulted in a cumulative currency translation adjustment, net of income taxes, of $1.2 million. During the years ended December 31, 1998 and 1997, due to Mexico's highly inflationary economy, TSYS expensed all currency translation adjustments. The Mexican economy was declared not to be highly inflationary effective January 1, 1999. As a result, TSYS will reflect currency translation adjustments in 1999 and future years as an adjustment to the Company's equity investment in TSYS de Mexico and in accumulated other comprehensive income.

     Effective January 1, 1999, TSYS acquired Partnership Card Services (PCS) from its majority shareholder, CB&T, the flagship bank of Synovus Financial Corp., in exchange for 854,042 newly issued shares of TSYS common stock. PCS operated as a division of CB&T, providing services such as credit, collection and customer service to card-issuing financial institutions, including CB&T. PCS has become part of TSYS' wholly owned subsidiary, TSI, and is expected to contribute in excess of $15 million to TSYS' revenues in 1999. This transaction increased CB&T's ownership of TSYS to 80.8%.

     In April 1998, TSYS announced a three-for-two common stock split, which was effected in May 1998. At the same time, the Company increased its quarterly dividend 33.3% to $.01 from $.0075 per share. Total dividends declared on TSYS common stock were $7.3 million in 1998 and $5.8 million in 1997 and 1996, respectively.

     During 1996, TSYS announced its decision to build a new campus-type facility on approximately 46 acres of land in downtown Columbus, Georgia. The decision was based on a commitment by the state of Georgia to provide collegiate high-tech education and cooperation by the city of Columbus in making available a suitable building site. The campus facility will consolidate most of TSYS' multi-

               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

ple Columbus locations and will facilitate future growth. The campus develop-ment is a multibuilding, multiyear phased project; initial construction was begun in 1997. The Company has entered into an operating lease agreement relating to the new corporate campus. Lease payments will commence in 1999 and did not affect TSYS' results of operations or financial condition in 1998.

     In addition, TSYS completed two construction projects in 1998, costing approximately $25 million -- the North Center expansion and the construction of an additional state-of-the-art data center -- the new East Center.

     Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of economies of scale through utilization of more efficient computer hardware and software, it can minimize the impact of inflation.

     Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 2.0:1. At December 31, 1998, TSYS had working capital of $60.5 million, compared to $70.9 million in 1997 and $52.3 million in 1996.

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

Year 2000 Readiness Disclosure

Many computer programs were written with a two digit date field, and, if these programs are not made Year 2000 compliant, they will be unable to correctly process date information for the year 2000 and after. While these issues impact all of the Company's data processing systems to some extent, they are most significant in connection with certain mainframe computer programs. Moreover, remediation efforts go beyond the Company's internal computer systems and require coordination with customers, vendors, government entities and other third parties to assure that their systems and related interfaces are compliant. Failure to achieve timely remediation of the Company's critical programs and computer systems for Year 2000 would have a material adverse effect on the Company's financial condition and results of operations.

     In 1996, TSYS formed the TSYS Year 2000 Project Office to address the issues associated with its computer systems and business functions through the turn of the century. The TSYS Y2K Project Office serves as the nucleus for the overall company compliance effort. The project continues to be under the direction of a senior vice president and consists of a project team representing all areas within Total System Services, Inc. The progress of the Y2K Project Office is reported to the Board of Directors and Executive Steering Committee on a regular basis.

Project Phases

TSYS has organized its Y2K remediation efforts into five phases: Awareness, Assessment, Renovation, Validation and Implementation. The first phase of TSYS' Year 2000 effort is Awareness, which included promoting the efforts and progress of the TSYS Y2K Project Office through numerous mediums to reach the widest possible audience. As of December 31, 1998, TSYS had completed the Awareness phase of the Year 2000 project.

     The second phase of TSYS' Year 2000 Project is Assessment, which included performing a system wide scan of millions of lines of code to determine which lines of code were date impacted. The lines of code identified as noncompliant were earmarked for renovation. A plan for compliance was placed into action, which included methodology, milestones and a timeline for verification. TSYS also assessed the Year 2000 readiness of its 70 vendors who provide mission critical systems. Only 2.4% of the products used from these vendors were determined to be noncompliant. These noncompliant products are monitored and should be compliant by March 31, 1999. As of December 31, 1998, TSYS had completed the Assessment phase of the Year 2000 project.

     The third phase of the Y2K Project is Renovation, which included implementing code changes to all noncompliant systems. During 1998, two major renovation milestones were met. The first milestone, 100% of all critical code converted, was achieved in April 1998. The second, 100% of all noncritical code renovated, was completed in

July 1998. As of December 31, 1998, TSYS had completed the Renovation phase of the Year 2000 project. During the Renovation phase, TSYS established a stand-alone testing environment in which code changes could be verified.

     The fourth phase of the Year 2000 Project is Validation, which included setting up a test environment, testing core system functionality and providing test results to clients. It was during this phase that Turn of The Century, Monthly Cycling, Leap Year and Millennium Year, and Month and Quarter end dates were tested. This phase concluded during October, and results were sent to customers in November and December 1998.

     The final phase of the Y2K Project is Implementation, which allows clients the opportunity to test their specific code within a Y2K environment. During this phase, four test cycles (Turn of the Century, Monthly Cycling, Leap Year and Millennium Year, Month and Quarter End) will be repeated during the three test iterations. As of December 31, 1998, the Implementation phase of the Year 2000 Project had commenced, with all aspects expected to be completed by June 30, 1999. Clients will be allowed to test on the stand-alone testing environment until August 2, 1999.

Contingency Planning

Another significant aspect of the Year 2000 Project is Contingency Planning, which is a process to ensure that TSYS can continue operations in the event that information technology systems, noninformation technology systems, or business relationships with vendors are not Year 2000 compliant. In January 1999, TSYS refined its Business Resumption Contingency Plan, or Y2K Day Plan, which is based on the TSYS Disaster Recovery Plan. This plan sets forth processes and procedures to follow in case the Company experiences a problem with processing Year 2000 data or if mission-critical service providers suffer disruption. The plan includes the following: TSYS programming staff will be on site to immediately remediate any coding issues encountered. The Year 2000 Communication Center will act as the nerve center during the century changeover, monitoring processing status, conveying management decisions, and deploying resources where required.

     If a power loss is experienced for any reason at our Data Centers which house mainframe and associated hardware, all our critical systems would be powered through battery backup and diesel generators without experiencing any downtime. This process, referred to as our Uninterrupted Power Supply system, has enough fuel for 72 hours. The Company has contracts with two separate fuel distributors to ensure that our operations could continue indefinitely. The fuel companies have backup generators in case of a power failure to keep their fuel pumps operational.

     TSYS has service agreements with IBM's Global Services to provide, through its business unit, Business Recovery Services, hot-site assistance and equipment for data center and network recovery in case of a natural or man-made disaster. Also, TSYS has contracts with other companies to receive immediate service and/or top priority in an emergency situation. Additionally, vendor technicians for key equipment will be on site for the period of December 31, 1999, through January 3, 2000.

     Management believes that the most likely Y2K risks relate to third parties with which it has material relationships. A failure or disruption of (i) the Company's mission-critical computer systems caused by third-party hardware / software, (ii) third-party service / network / gateway providers, or (iii) significant clients for an extended period, could adversely affect the financial condition and results of operations of the Company. Management believes its internal review indicates that the Company's mission-critical systems are Y2K ready; however, failure of a mission critical third-party provider could have a material adverse effect on the Company's business, operations and financial results. However, based on currently available information, while management anticipates there could be isolated and intermittent disruptions of various services and interfaces at its business sites related to third parties with which it has material relationships, there is no expectation of extensive or protracted systemic failures that would have a material adverse effect on the financial condition or results of operations of the Company.

Cost

TSYS currently estimates the total cost for the Year 2000 Project will amount to approximately $18 million of direct costs. This amount consists primarily of the costs associated with personnel dedicated to the Year 2000 Project. During 1998, TSYS incurred $7 million of direct costs associated with the Year 2000 Project and has incurred $9 million since project inception.

               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

Safe Harbor For Year 2000 Forward-Looking Statements

All forward-looking statements regarding Y2K readiness, including estimates, forecasts and expectations, are inherently uncertain as they are based on various expectations and assumptions concerning future events and are subject to numerous risks and uncertainties which could cause actual events or results to differ materially from those projected. Important factors upon which the Company's Y2K forward-looking statements are premised include: (a) retention of employees and contractors working on Y2K projects; (b) customers' remediation of their internal systems to be Y2K ready and their cooperation in timely testing;
(c) no material disruption of telecommunication, data transmission networks, payment networks, government services, utilities or other infrastructure services and no unexpected failure of third-party products; (d) no unexpected failures by third-parties providing services to the Company; (e) no undiscovered subversion of systems or program code affecting the Company's systems; and (f) no undiscovered material flaws in the Company's test processes.

Forward-Looking Statements

Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products, services or conversions; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of the U.S. economy in general and relevant foreign economies; (ii) the Company's performance under -- and retention of -- current and future processing agreements with customers;
(iii) inflation, interest rate and foreign exchange rate fluctuations; (iv) timely and successful implementation of processing systems to provide new products, improved functionality and increased efficiencies; (v) changes in consumer spending, borrowing and saving habits, including a shift from credit to debit cards; (vi) technological changes; (vii) acquisitions; (viii) the ability to increase market share and control expenses; (ix) changes in laws, regulations, credit card association rules or other industry standards affecting TSYS' business which require significant product redevelopment efforts; (x) the effect of changes in accounting policies and practices as may be adopted by the Financial Accounting Standards Board or the Securities and Exchange Commission;
(xi) changes in TSYS' organization, compensation and benefit plans; (xii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; (xiii) failure to successfully implement the Company's Year 2000 modification plans substantially as scheduled and budgeted; and (xiv) the success of TSYS at managing the risks involved in the foregoing.

     Such forward-looking statements speak only as of the date on which such statements are made, and TSYS undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets
                                                                                                            December 31,
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                         1998            1997
---------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
        Cash and cash equivalents (includes $9.4 million and $40.6 million
                on deposit with a related party at 1998 and 1997, respectively)                   $   9,555,760       43,335,922
        Short-term investments                                                                             --            998,228
        Accounts receivable, net of allowance for doubtful accounts of
                $711,000 and $736,000 at 1998 and 1997, respectively                                 84,795,727       69,450,919
        Prepaid expenses and other current assets                                                    25,370,604       18,620,638
---------------------------------------------------------------------------------------------------------------------------------
                Total current assets                                                                119,722,091      132,405,707
Property and equipment, net (Note 3)                                                                 92,619,005       68,968,574
Computer software, net (Note 4)                                                                      65,861,735       43,133,137
    Other assets (Notes 5 and 10)                                                                    70,705,481       52,350,519
---------------------------------------------------------------------------------------------------------------------------------
                Total assets                                                                      $ 348,908,312      296,857,937
=================================================================================================================================
Liabilities and Shareholders' Equity Current liabilities:
        Accounts payable                                                                          $   7,403,023        6,400,365
        Accrued salaries and employee benefits                                                       24,643,449       20,551,948
        Current portion of long-term debt and obligations under capital leases                          130,781          132,416
        Other current liabilities (includes  $1.7 and $1.2 million payable to related parties
                at 1998 and 1997, respectively) (Note 10)                                            27,072,542       34,421,668
--------------------------------------------------------------------------------------------------------------------------------
                Total current liabilities                                                            59,249,795       61,506,397
Long-term debt and obligations under capital leases,
        excluding current portion                                                                       211,316          342,096
Deferred income taxes (Note 7)                                                                       19,093,482       13,754,688
---------------------------------------------------------------------------------------------------------------------------------
                Total liabilities                                                                    78,554,593       75,603,181
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (Notes 2 and 6):
        Common stock -- $.10 par value. Authorized 300,000,000 shares;
                194,225,045 issued at 1998 and 194,225,283 at 1997; 194,043,785 and 193,995,337
                outstanding at 1998 and 1997, respectively                                           19,422,504       19,422,528
        Additional paid-in capital                                                                    1,882,814          459,073
        Accumulated other comprehensive income                                                       (1,179,337)      (1,178,182)
        Retained earnings                                                                           250,227,738      202,551,337
---------------------------------------------------------------------------------------------------------------------------------
                Total shareholders' equity                                                          270,353,719      221,254,756
---------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 9)
                Total liabilities and shareholders' equity                                        $ 348,908,312      296,857,937
=================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

Consolidated Statements of Income

                                                                                          Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------
                                                                                      1998               1997           1996
----------------------------------------------------------------------------------------------------------------------------------
Revenues:
        Bankcard data processing services (includes $31.7 million,  $29.2 million and $24.9  million  from  related  parties  for the years  ended
                December 31, 1998,
                1997 and 1996, respectively)                                       $ 350,309,833      324,717,864      277,869,778
        Other services                                                                45,884,235       36,781,535       33,778,571
----------------------------------------------------------------------------------------------------------------------------------
                Total revenues (Notes 2 and 11)                                      396,194,068      361,499,399      311,648,349
----------------------------------------------------------------------------------------------------------------------------------

Expenses:
        Salaries and other personnel expense                                         160,854,929      147,438,458      124,258,754
        Net occupancy and equipment expense                                          105,658,033       94,685,343       82,117,603
        Other operating expenses (includes $10.9 million, $10.4 million and
                $9.7 million to related parties for the years ended December 31,
                1998, 1997 and 1996, respectively)                                    63,312,582       59,446,283       53,368,464
----------------------------------------------------------------------------------------------------------------------------------
                Total operating expenses (Note 2)                                    329,825,544      301,570,084      259,744,821
----------------------------------------------------------------------------------------------------------------------------------
        Equity in income of joint ventures                                            12,974,348        9,347,183        7,093,600
----------------------------------------------------------------------------------------------------------------------------------
                Operating income                                                      79,342,872       69,276,498       58,997,128
----------------------------------------------------------------------------------------------------------------------------------

Nonoperating income (expense):
        Gain (loss) on disposal of equipment, net                                        (48,470)         (35,632)          31,576
        Interest income, net of expense (includes $2.3 million, $2.1 million and $1.4 million from a related party for the years ended
                December 31, 1998, 1997 and 1996, respectively)                        2,492,725        2,315,043        1,415,700
----------------------------------------------------------------------------------------------------------------------------------
                Total nonoperating income (Note 2)                                     2,444,255        2,279,411        1,447,276
----------------------------------------------------------------------------------------------------------------------------------
                Income before income taxes                                            81,787,127       71,555,909       60,444,404
Income taxes (Note 7)                                                                 26,955,984       24,077,437       21,007,223
----------------------------------------------------------------------------------------------------------------------------------
                Net income                                                         $  54,831,143       47,478,472       39,437,181
==================================================================================================================================
                Basic earnings per share                                           $         .28              .24              .20
==================================================================================================================================
                Diluted earnings per share                                         $         .28              .24              .20
==================================================================================================================================
Weighted average common shares outstanding                                           194,019,689      193,956,373      193,931,240
Increase due to assumed issuance of shares
        related to stock options outstanding                                             649,762          282,183          245,407
----------------------------------------------------------------------------------------------------------------------------------
Weighted average common and common
        equivalent shares outstanding                                                194,669,451      194,238,556      194,176,647
==================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                                                Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                                                            1998             1997            1996
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
        Net income                                                       $ 54,831,143      47,478,472      39,437,181
        Adjustments to reconcile net income to net cash
         provided by operating activities:
          Equity in income of joint ventures                              (12,974,348)     (9,347,183)     (7,093,600)
          Depreciation and amortization                                    37,473,673      29,141,073      23,106,775
          Provision for doubtful accounts                                      18,000          94,000          94,500
          Deferred income tax expense (benefit)                             5,338,794      (1,546,790)      1,600,583
          (Gain) loss on disposal of equipment, net                            48,470          35,632         (31,576)
        (Increase) decrease in:
          Accounts receivable                                             (15,362,807)    (10,500,389)     (9,524,251)
          Prepaid expenses and other assets                                (5,088,094)     (1,860,648)     (1,815,428)
        Increase (decrease) in:
          Accounts payable                                                  1,002,658       1,711,896      (1,122,865)
          Accrued expenses and other current liabilities                   (2,341,598)      9,911,535      13,345,580
----------------------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities                  62,945,891      65,117,598      57,996,899
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
        Purchase of property and equipment                                (36,998,466)    (18,033,160)    (19,369,373)
        Additions to computer software                                    (39,502,459)    (15,106,064)     (9,195,856)
        Proceeds from disposal of equipment                                    86,669          74,797         657,699
        Investment in joint ventures                                             --              --        (2,482,939)
        Dividends received from joint ventures                              5,618,616       3,252,561            --
        Increase in contract acquisition costs                            (20,104,849)    (17,557,631)     (7,889,846)
        Purchase of short-term investments                                       --          (998,228)     (5,000,000)
        Redemption of short-term investments                                  998,228       5,000,000            --
----------------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities                     (89,902,261)    (43,367,725)    (43,280,315)
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
        Principal payments on long-term debt and capital lease
          obligations                                                        (132,415)       (201,275)       (254,954)
        Dividends paid on common stock                                     (6,790,492)     (5,818,326)     (5,817,756)
        Proceeds from exercise of stock options                                99,115         109,593           2,560
----------------------------------------------------------------------------------------------------------------------
                Net cash used in financing activities                      (6,823,792)     (5,910,008)     (6,070,150)
----------------------------------------------------------------------------------------------------------------------
                Net increase (decrease) in cash and cash
                    equivalents                                           (33,780,162)     15,839,865       8,646,434
Cash and cash equivalents at beginning of year                             43,335,922      27,496,057      18,849,623
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $  9,555,760      43,335,922      27,496,057
----------------------------------------------------------------------------------------------------------------------
Cash paid for interest (net of capitalized amounts)                      $     29,399          46,691          62,129
----------------------------------------------------------------------------------------------------------------------
Cash paid for income taxes (net of refunds received)                     $ 27,167,086      22,908,026      22,890,244
----------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT



Consolidated Statements of Shareholders' Equity

                                                                    Years Ended December 31, 1998, 1997 and 1996
----------------------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated
                                                                               Additional   Other
                                                            Common Stock         Paid-in  Comprehensive   Retained
                                                     ------------------------
                                                       Shares        Amount      Capital     Income       Earnings        Total
----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1995                                 194,192,316  $19,419,231       --     (1,052,081)  126,104,871  $144,472,021
Comprehensive income:
        Net income                                          --           --         --           --      39,437,181    39,437,181
        Other comprehensive income, net of tax:
                Foreign currency translation
                    adjustments                             --           --         --       (126,101)         --        (126,101)
                                                                                                                       -----------
        Other comprehensive income                          --           --         --           --            --        (126,101)
                                                                                                                       -----------
Comprehensive income                                        --           --         --           --            --      39,311,080
Common stock issued in acquisitions                       32,967        3,297    309,203         --            --         312,500
Common stock issued from treasury
        shares for exercise of stock options                --           --          315         --           2,245         2,560
Amortization of restricted stock awards                     --           --         --           --         582,267       582,267
Cash dividends declared ($.030 per share)                   --           --         --           --      (5,818,014)   (5,818,014)
Tax benefit associated with stock awards                    --           --       15,333         --            --          15,333
----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1996                                 194,225,283   19,422,528    324,851  (1,178,182)   160,308,550   178,877,747
Comprehensive income:
        Net income                                          --           --         --           --      47,478,472    47,478,472
        Other comprehensive income, net of tax:
                Foreign currency translation
                    adjustments                             --           --         --           --            --            --
                                                                                                                       -----------
        Other comprehensive income                          --           --         --           --            --            --
                                                                                                                       -----------
Comprehensive income                                        --           --         --           --            --      47,478,472
Common stock issued from treasury
        shares for exercise of stock options                --           --      102,434         --          95,843       198,277
Amortization of restricted stock awards                     --           --         --           --         487,242       487,242
Cash dividends declared ($.030 per share)                   --           --         --           --      (5,818,770)   (5,818,770)
Tax benefit associated with stock awards                    --           --       31,788         --            --          31,788
----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1997                                 194,225,283   19,422,528    459,073  (1,178,182)   202,551,337   221,254,756
Comprehensive income:
        Net income                                          --           --         --           --      54,831,143    54,831,143
        Other comprehensive income, net of tax:
                Foreign currency translation
                    adjustments                             --           --         --        (1,155)          --          (1,155)
                                                                                                                       -----------
        Other comprehensive income                          --           --         --           --            --          (1,155)
                                                                                                                       -----------
Comprehensive income                                        --           --         --           --            --      54,829,988
Common stock issued from treasury
        shares for exercise of stock options                --           --       91,292         --          76,913       168,205
Amortization of restricted stock awards                     --           --         --           --          44,325        44,325
Cash paid for fractional shares in lieu of
        stock dividend                                      (238)         (24)    (4,738)        --            --          (4,762)
Cash dividends declared ($.038 per share)                   --           --         --           --      (7,275,980)   (7,275,980)
Tax benefit associated with stock awards                    --           --    1,337,187         --            --        1,337,187
----------------------------------------------------------------------------------------------------------------------------------
At December 31, 1998                                 194,225,045  $19,422,504  1,882,814   (1,179,337)  250,227,738   $270,353,719
==================================================================================================================================

                                                                              33
See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Basis of Presentation and
Summary of Significant Accounting Policies

Business: Total System Services, Inc. (TSYS or the Company) is an 80.8% owned subsidiary of Columbus Bank and Trust Company (CB&T) which is a wholly owned subsidiary of Synovus Financial Corp. (Synovus). Synovus' stock is traded on the NYSE under the symbol "SNV." TSYS provides bankcard data processing and related services to banks and other card-issuing institutions. TSYS' services are provided to financial institutions and other organizations throughout the United States, Mexico, Puerto Rico, Canada and the Caribbean.

Principles of Consolidation and Basis of Presentation: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its wholly owned subsidiaries, Columbus Depot Equipment Company, TSYS Total Solutions, Inc., Columbus Productions, Inc. and TSYS Canada, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

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

Investments in Joint Ventures: TSYS' 49% investment in Total System Services de Mexico, S.A. de C.V. (TSYS de Mexico), a bankcard data processing operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS' 50% investment in Vital Processing Services L.L.C. (Vital), a merchant processing operation headquartered in Tempe, Arizona.

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

Revenue Recognition: The Company's bankcard data processing revenues are derived from long-term processing contracts with banks and other institutions and are recognized as revenues at the time the services are performed. The Company's service contracts generally contain original terms ranging from three to ten years.

Contract Acquisition Costs: The Company capitalizes certain contract acquisition costs related to signing or renewing long-term contracts. These costs, which primarily consist of cash payments for rights to provide processing services, incremental internal conversion and software development costs, and third-party software development costs, are amortized using the straight-line method over the contract term beginning when the cus-


               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

tomer's cardholder accounts are converted to the Company's processing system. The Company evaluates the carrying value of contract acquisition costs for impairment on the basis of whether these costs are fully recoverable from expected undiscounted future operating cash flows of the related contract. If such review indicates impairment, the Company uses fair value in determining the amount that should be written off. All costs incurred prior to contract execution are expensed as incurred.

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

Earnings per Share: Basic earnings per share (EPS) is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common stock that would share in the earnings of the Company.

Fair Values of Financial Instruments: The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued salaries and employee benefits, and other current liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The investments in joint ventures are accounted for by the equity method and pertain to privately held companies for which a fair value is not readily available. The Company believes the fair values of its investments in joint ventures exceed their respective carrying values.

Foreign Currency Translation: Foreign currency financial statements of the Company's Mexican joint venture and the Company's wholly owned Canadian subsidiary are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Through December 31, 1996, net exchange gains or losses resulting from the translation of assets and liabilities of the Company's Mexican operations, net of tax, were accumulated in a separate section of shareholders' equity titled Cumulative Currency
Translation Adjustments. From January 1, 1997, through December 31, 1998, the Mexican economy was designated as highly inflationary, and thus all currency translation adjustments related to the Mexican joint venture for the years ended December 31, 1998 and 1997, were expensed.

Comprehensive Income:  Statement of Financial Accounting Standards No. 130 (SFAS
130) "Reporting Comprehensive Income" requires companies to display, with the same prominence as other financial statements,

the  components  of  comprehensive   income.   TSYS   displays   the   items  of
other  comprehensive  income  in   its  consolidated  statement of shareholders'
equity.

Reclassifications: Certain reclassifications have been made to the 1997 and 1996 Financial statements to conform to the presentation adopted in 1998.

NOTE 2 Relationship with Affiliated Companies

At December 31, 1998, CB&T owned 156,601,938 shares (approximately 80.7%) of TSYS common stock. On January 1, 1999, TSYS issued 854,042 newly issued shares to CB&T in exchange for its business unit, Partnership Card Services (PCS). The transaction increased CB&T's ownership to approximately 80.8% of TSYS common stock.

     TSYS has entered into agreements with CB&T and certain of its affiliates, pursuant to which TSYS performs bankcard data processing services. Such bankcard data processing service revenues were $4,225,439, $2,609,762 and $1,809,847 during the years ended December 31, 1998, 1997 and 1996, respectively. Miscellaneous data processing services performed by TSYS for certain Synovus nonbanking affiliates generated revenues of $175,801, $148,036 and $128,411 during the years ended December 31, 1998, 1997 and 1996, respectively; these revenues are included in bankcard data processing services. Bankcard data processing revenues related to TSYS de Mexico, the Company's Mexican joint venture, were $17,362,650, $18,365,224 and $18,201,357 for the years ended
December 31, 1998, 1997 and 1996, respectively. Merchant processing revenues, included in bankcard data processing revenues, related to Vital, the Company's joint venture with Visa, were $9,873,293, $8,115,010 and $4,755,406 for the years ended December 31, 1998, 1997 and 1996. Revenues from other services provided by TSYS to Synovus and its affiliates were $1,539,009, $1,110,899 and $920,703 during the years ended December 31, 1998, 1997 and 1996, respectively.

     TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 1998 or 1997.

     In 1998, 1997 and 1996, TSYS received interest income of $2,342,416, $2,075,315 and $1,392,543, respectively from CB&T. In 1997, TSYS paid CB&T interest expense of $123,420 on a short-term construction loan, all of which was capitalized.

     During 1998, 1997 and 1996, Synovus Technologies, Inc.(STI) paid TSYS $248,187, $224,154 and $303,554, respectively, for data links, network services and other miscellaneous items.

     TSYS leases a portion of its facilities from STI and CB&T, and leases portions of the buildings it owns to CB&T. TSYS made lease payments for office facilities to STI of $220,000 in 1998, and $240,000 in 1997 and 1996. Lease payments made to CB&T amounted to $72,515 in 1998 and $53,790 in 1997 and in 1996. Lease payments received from CB&T amounted to $18,411 in 1998, and $11,628 in each of 1997 and 1996.

     TSYS has entered into a management agreement with Synovus pursuant to which TSYS pays for management, legal and tax services provided by Synovus. Such management fees amounted to $1,283,494, $1,216,089 and $1,079,706 for the years ended December 31, 1998, 1997 and 1996, respectively.

     TSYS maintains an agreement with Synovus Service Corp. (SSC), to provide human resource, payroll, security, maintenance and other administrative services to TSYS and other affiliated companies. TSYS paid SSC $9,892,790, $9,232,001 and $8,583,648 for these services in 1998, 1997 and 1996, respectively. TSYS received $26,169 in 1998 and 1997 and $107,449 in 1996 in rent from SSC. TSYS also received $199,492 in 1998 for data processing provided to SSC. TSYS made lease payments to SSC for $27,690 in 1998, $31,274, in 1997, and $34,472 in
1996.

     TSYS maintains deposit accounts with CB&T, the majority of which are interest-earning and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with CB&T of $9.4 million and $40.6 million at December 31, 1998 and 1997, respectively.

     In 1996, TSYS also had a $5.0 million certificate of deposit with CB&T. In the first quarter of 1997, the certificate of deposit was redeemed at maturity for face value.

     Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. These officers were granted restricted stock awards and nonqualified

               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

options to acquire Synovus common stock in 1998, 1997 and 1996 as follows:


--------------------------------------------------------------------------------
                                                     Number of Shares
                                                  1998      1997       1996
--------------------------------------------------------------------------------
Restricted stock awards                            --        --        79,537
Stock options                                   849,431    545,875    512,766


     The restricted stock awards were valued at the price paid for the Synovus shares at the date of grant of $764,422, which is being amortized as compensation expense over the five-year vesting period. The stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest and become exercisable over two to three years and expire eight to ten years from date of grant.

     The Company believes the terms and conditions of transactions between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties.

NOTE 3 Property and Equipment

Property and equipment balances at December 31 are as follows:
------------------------------------------------------------
                                      1998           1997
------------------------------------------------------------
Land                            $  2,784,807      2,784,807
Buildings and improvements        69,956,718     49,344,128
Computer equipment                49,738,864     42,284,153
Furniture and other equipment     46,883,429     37,861,608
Construction in progress             239,939      1,807,994
------------------------------------------------------------
                                 169,603,757    134,082,690

Less accumulated depreciation
        and amortization          76,984,752     65,114,116
------------------------------------------------------------
Property and equipment, net     $ 92,619,005     68,968,574
============================================================

     Depreciation and amortization of property and equipment was $13,212,897, $11,935,776 and $10,478,116 for the years ended December 31, 1998, 1997 and
1996, respectively.

NOTE 4 Computer Software

Computer software at December 31 is summarized as follows:
-------------------------------------------------------------------
                                             1998           1997
-------------------------------------------------------------------
Purchased computer software             $68,636,125      39,466,299
TS2                                      33,048,872      33,048,872
Other capitalized software
        development costs                14,853,415       4,832,892
-------------------------------------------------------------------
                                        116,538,412      77,348,063
Less accumulated amortization            50,676,677      34,214,926
-------------------------------------------------------------------
Computer software, net                  $65,861,735      43,133,137
===================================================================

     Capitalized software development costs for the years ended December 31, 1998, 1997 and 1996, were $10,020,523, $996,600 and $177,732, respectively.
Amortization expense related to purchased computer software costs was $12,057,582, $7,212,571 and $4,146,670 for the years ended December 31, 1998,
1997 and 1996, respectively. Amortization of capitalized software development costs was $4,716,278, $4,455,148 and $4,483,193 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 5 Investment in Joint Venture

     Effective May 1, 1996, the Company acquired a 50% equity interest in Vital, a joint venture with Visa U.S.A., which combined the front-end authorization and back-end accounting and settlement processing of merchants. The condensed financial information for Vital as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, is as follows:


------------------------------------------------------------
                                1998          1997
------------------------------------------------------------
Balance Sheet Data:
Current assets              $43,672,554    36,351,275
Total assets                 61,168,324    47,808,873
Liabilities (all current)    19,553,332    19,918,736


-------------------------------------------------------------------
                            1998            1997           1996
-------------------------------------------------------------------
Statement of Income Data:
Revenues               $124,953,705     109,664,816     65,148,693
Operating income         19,410,668      13,033,726      8,835,467
Net income*              20,726,039      13,978,454      9,018,908

*Vital is a limited liability company and is taxed in a manner similar to a partnership; therefore, net income related to Vital does not include income tax expense.

NOTE 6 Shareholders' Equity

Stock Split: In May 1998, the Company effected a three-for-two common stock split. All share and shareholders' equity amounts included herein have been restated to reflect the split for all periods presented.

Treasury Stock: At December 31, 1998, 181,260 shares were held as treasury shares at a cost of $300,788. At December 31, 1997, 229,946 shares were held as treasury shares at a cost of $377,701.

Long-Term Incentive Plan: Total System Services, Inc. maintains a Long-Term Incentive Plan (LTI Plan) to attract, retain, motivate and reward employees who make a significant contribution to the Company's long-term success, and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 2.4 million shares of common stock were reserved for distribution under the LTI Plan. Options granted under the LTI Plan may be incentive stock options or non-qualified stock options as determined by the Committee at the time of grant. Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and non-qualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant, and presently range from one to five years. The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 1998, there were options outstanding under the LTI Plan to purchase 1,640,600 shares of the Company's common stock, of which 317,600 shares were exercisable. There were no shares available for grant at December 31, 1998, under the LTI Plan. Additionally, options (not issued under the LTI Plan) to purchase 37,500 shares of the Company's common stock were outstanding at December 31, 1998, of which 12,500 were exercisable.

A summary of the status of the Company's options granted as of December 31, 1998, 1997 and 1996, and changes during the years ended on those dates is presented below:

-------------------------------------------------------------------------------------------------------------------
                                         1998                       1997                     1996
---------------------------------------------------------------------------------------------------------------
                                             Weighted                   Weighted                 Weighted
                                              Average                    Average                  Average
                              Options     Exercise Price   Options    Exercise Price  Options   Exercise Price
---------------------------------------------------------------------------------------------------------------
Options:
Outstanding at
beginning of year            1,727,025         $ 11.86     283,500      $    2.00    286,800    $   2.00
Granted--                         --               --    1,507,500          13.30       --           --
Exercised                      (47,275)           2.00     (63,975)          2.00     (1,650)       2.00
Forfeited/canceled              (1,650)           2.00       --              --       (1,650)       2.00
--------------------------------------------------------------------------------------------------------
Outstanding at
        end of year          1,678,100         $ 12.15   1,727,025      $   11.86    283,500    $   2.00
--------------------------------------------------------------------------------------------------------
Options exercis-
        able at year-end       330,100         $  7.60     219,525      $    2.00       --      $    --
--------------------------------------------------------------------------------------------------------
Weighted average
fair value of options
granted during
the year                                       $   --                   $    5.31               $    --
--------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1998:

                              Weighted
                              Average        Weighted                            Weighted
           Number             Remaining       Average            Number           Average
         Outstanding at      Contractual     Exercise        Exercisable at      Exercise
        December 31, 1998       Life          Price         December 31, 1998     Price
------------------------------------------------------------------------------------------
            170,600             3.50         $ 2.00              170,600         $ 2.00
             37,500            10.03          18.50               12,500          18.50
          1,470,000             8.84          13.17              147,000          13.17
------------------------------------------------------------------------------------------
          1,678,100             8.32         $12.15              330,100         $ 7.60
------------------------------------------------------------------------------------------

               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

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


Years Ended  December  31,                           1998                 1997
--------------------------------------------------------------------------------
Net income  applicable
  to common stockholders
                As reported                       $54,831,143         47,478,472
                Pro forma                          53,156,712         47,150,775
Basic earnings per share:
                As reported                               .28                .24
                Pro forma                                 .27                .24
Diluted earnings per share:
                As reported                               .28                .24
                Pro forma                                 .27                .24


NOTE 7 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

     The  components  of  income  tax  expense  included  in   the  Consolidated
Statements of Income were as follows:


-----------------------------------------------------------------------------------------------
Years Ended December 31,                           1998                   1997           1996
-----------------------------------------------------------------------------------------------
Current income tax expense:
                Federal                        $20,669,630            24,267,412     17,710,103
                State                              947,560             1,356,815      1,696,537
-----------------------------------------------------------------------------------------------
Total current income tax expense                21,617,190            25,624,227     19,406,640
-----------------------------------------------------------------------------------------------
Deferred income tax expense (benefit):
        Federal                                  5,042,194            (1,460,857)     1,470,806
        State                                      296,600               (85,933)       129,777
-----------------------------------------------------------------------------------------------
Total deferred income tax expense (benefit):     5,338,794            (1,546,790)     1,600,583
-----------------------------------------------------------------------------------------------
Total income  tax expense                      $26,955,984            24,077,437     21,007,223
===============================================================================================

     Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes as a result of the following:

-----------------------------------------------------------------------------------------
Years Ended December 31,                          1998           1997            1996
-----------------------------------------------------------------------------------------
Computed "expected" income tax expense      $ 28,625,494      25,044,568      21,155,541
Increase (decrease) in income tax expense
resulting from:
        State income tax expense, net of
        federal income tax benefit               808,704         826,073       1,187,104
        Foreign tax credits                   (1,473,788)     (1,335,483)     (1,170,111)
        Other, net                            (1,004,426)       (457,721)       (165,311)
-----------------------------------------------------------------------------------------
Total income tax expense                    $ 26,955,984      24,077,437      21,007,223
=========================================================================================

    The tax effects of the significant components of deferred income tax assets and liabilities are presented in the following table:

--------------------------------------------------------------------------------
At December 31,                                         1998             1997
--------------------------------------------------------------------------------
Deferred income tax assets:
Primarily reserves not deductible until paid       $  6,016,675       3,900,198
--------------------------------------------------------------------------------
Deferred income tax liabilities:
Computer software development costs                 (20,029,964)    (13,694,728)
Excess tax over financial statement depreciation     (1,961,901)     (1,778,442)
Other, net                                           (3,118,292)     (2,181,716)
--------------------------------------------------------------------------------
Gross deferred income tax liability                 (25,110,157)    (17,654,886)
--------------------------------------------------------------------------------
Net deferred income tax liability                  $(19,093,482)    (13,754,688)
================================================================================


NOTE 8 Employee Benefit Plans

The Company provides benefits to its employees by allowing employees to participate in certain defined contribution plans. These employee benefit plans are described as follows:

Profit Sharing Plan: The Company's employees are eligible to participate in the Synovus Financial Corp./Total System Services, Inc. (Synovus/TSYS) Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 9% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. TSYS' annual contributions to the plan charged to expense are as follows:
--------------------------------------------------------------------------------
          1998                   $8,365,937
          1997                    6,828,175
          1996                    5,270,884

Money Purchase Plan: The Company's employees are eligible to participate in the Synovus/TSYS Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company's contributions to the plan charged to expense are as follows:
--------------------------------------------------------------------------------
          1998                   $6,438,388
          1997                    5,294,540
          1996                    3,925,699

401(k) Plan: The Company's employees are eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute up to 10% of pretax compensation with a discretionary company contribution up to a maximum of 5% of participant compensation, as defined, based upon the Company's attainment of certain financial goals. The Company's contributions to the plan charged to expense are as follows:
--------------------------------------------------------------------------------
          1998                  $1,142,828
          1997                      21,861
          1996                   3,976,544

Stock Purchase Plan: The Company maintains stock purchase plans for directors and employees, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. TSYS' contributions to these plans charged to expense are as follows:
--------------------------------------------------------------------------------
          1998                 $ 1,862,698
          1997                   1,588,618
          1996                   1,226,340

Postretirement Medical Benefits Plan: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost associated with the plan are not significant to the Company's consolidated financial statements.

               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

NOTE 9 Commitments and Contingencies

Lease Commitments: TSYS is obligated under noncancelable operating leases for computer equipment and facilities. Management expects that, as these leases expire, they will be renewed or replaced by similar leases. In 1997, the Company entered into an operating lease agreement for the Company's new corporate campus. Under the agreement, which is guaranteed by Synovus Financial Corp., the lessor is paying for the construction and development costs and has leased the facilities to the Company commencing upon its completion for a term of three years. The lease provides for substantial residual value guarantees and includes purchase options at original cost of the property. The amount of the residual value guarantees relative to the assets under this lease is projected to be $87.0 million. The terms of this lease financing arrangement include, among other things, that the Company maintain certain minimum financial ratios and requires the Company to provide certain information to the lessor. The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter in the aggregate as of December 31, 1998, are as follows:

--------------------------------------------------------------------------------
          1999                           $ 74,427,637
          2000                             73,436,025
          2001                             38,824,296
          2002                             11,894,449
          2003 and thereafter               1,718,669
--------------------------------------------------------------------------------
                                         $200,301,076
================================================================================

     Total rental expense under all operating leases in 1998, 1997 and 1996 was $55,926,412, $52,765,480 and $45,990,637, respectively.

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

Contingencies: The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are adequately covered by insurance, or if not covered, are without merit or are of such kind or involve such amounts as would not have a material adverse effect on the financial condition or results of operations of the Company if disposed of unfavorably.

Year 2000: The Company has provided a discussion of its Year 2000 compliance efforts in the accompanying Financial Review. The Company's failure to successfully complete its Year 2000 compliance efforts would result in an interruption in normal business activities and operations. Such failure would materially and adversely affect the Company's operations, liquidity and financial position. Because of the uncertainty inherent in the Year 2000 readiness of suppliers and customers, the Company is unable to determine at this time whether the consequences of suppliers' and/or customers' Year 2000 failures would have a material and adverse impact on the Company's operations, liquidity or financial position.

NOTE 10 Supplementary Balance Sheet Information

Significant components of prepaid expenses and other current assets are summarized as follows:

--------------------------------------------------------------------------------
                                        1998          1997
--------------------------------------------------------------------------------
Contract acquisition costs, net     $ 9,900,416     6,073,724
Prepaid expenses                      7,643,395     4,268,003
Other                                 7,826,793     8,278,911
--------------------------------------------------------------------------------
        Total                       $25,370,604    18,620,638
================================================================================

Significant components of other noncurrent assets are summarized as follows:

--------------------------------------------------------------------------------
                                        1998             1997
--------------------------------------------------------------------------------
Contract acquisition costs, net      $36,780,395    27,274,037
Investments in joint ventures, net    28,304,322    21,338,446
Other                                  5,620,764     3,738,036
--------------------------------------------------------------------------------
        Total                        $70,705,481    52,350,519
================================================================================

Significant components of other current liabilities are summarized as follows:

--------------------------------------------------------------------------------
                                            1998          1997
--------------------------------------------------------------------------------
Customer postage deposits            $14,753,284    13,579,370
Transaction processing provisions      3,941,318     4,051,285
Other                                  8,377,940    16,791,013
--------------------------------------------------------------------------------
                                     $27,072,542    34,421,668
================================================================================

NOTE 11 Segment Reporting

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131) "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

     Through an online accounting and bankcard data processing system, Total System Services, Inc. provides card processing services to card-issuing institutions in the United States, Mexico, Canada and Puerto Rico. TSYS' subsidiaries provide support services including correspondence processing, commercial printing and equipment leasing. Segments are identified based on the services provided. Bankcard data processing services account for approximately 90% of financial activity in all of the quantitative thresholds required to be measured under SFAS 131. One subsidiary, whose sole business activity is to provide programming support services to the parent company, was aggregated into bankcard data processing services. The remaining segments were aggregated into other services.

Operating Segments                   Bankcard data          Other
1998                               processing services     services     Consolidated
-------------------------------------------------------------------------------------
Total revenue                        $ 356,744,792       41,330,147    $ 398,074,939
Intersegment revenue                      (502,069)      (1,378,802)      (1,880,871)
-------------------------------------------------------------------------------------
Revenue from external customers      $ 356,242,723       39,951,345    $ 396,194,068
=====================================================================================
Equity in income of joint ventures   $  12,974,348             --      $  12,974,348
=====================================================================================
Segment operating income             $  72,722,361        6,620,511    $  79,342,872
=====================================================================================
Income tax expense                   $  24,488,076        2,467,908    $  26,955,984
=====================================================================================
Net income                           $  50,980,990        3,850,153    $  54,831,143
=====================================================================================
Identifiable assets                  $ 341,926,653       32,895,850    $ 374,822,503
Intersegment eliminations              (24,955,949)        (958,242)     (25,914,191)
-------------------------------------------------------------------------------------
Total assets                         $ 316,970,704       31,937,608    $ 348,908,312
=====================================================================================

1997
-------------------------------------------------------------------------------------
Total revenue                        $ 330,137,416       31,988,727    $ 362,126,143
Intersegment revenue                       (76,038)        (550,706)        (626,744)
-------------------------------------------------------------------------------------
Revenue from external customers      $ 330,061,378       31,438,021    $ 361,499,399
=====================================================================================
Equity in income of joint ventures   $   9,347,183             --      $   9,347,183
=====================================================================================
Segment operating income             $  64,495,841        4,780,657    $  69,276,498
=====================================================================================
Income tax expense                   $  22,186,324        1,891,113    $  24,077,437
=====================================================================================
Net income                           $  44,584,665        2,893,807    $  47,478,472
=====================================================================================
Identifiable assets                  $ 289,094,906       32,158,029    $ 321,252,935
Intersegment eliminations              (24,333,886)         (61,112)     (24,394,998)
-------------------------------------------------------------------------------------
Total assets                         $ 264,761,020       32,096,917    $ 296,857,937
=====================================================================================
1996
-------------------------------------------------------------------------------------
Total revenue                        $ 282,015,979       31,290,422    $ 313,306,401
Intersegment revenue                          --         (1,658,052)      (1,658,052)
-------------------------------------------------------------------------------------
Revenue from external customers      $ 282,015,979       29,632,370    $ 311,648,349
=====================================================================================
Equity in income of joint ventures   $   7,093,600             --      $   7,093,600
=====================================================================================
Segment operating income             $  55,292,545        3,704,583    $  58,997,128
=====================================================================================
Income tax expense                   $  19,554,800        1,452,423    $  21,007,223
=====================================================================================
Net income                           $  37,350,372        2,086,809    $  39,437,181
=====================================================================================
Identifiable assets                  $ 239,420,361       22,558,593    $ 261,978,954
Intersegment eliminations              (16,156,203)         (63,668)     (16,219,871)
-------------------------------------------------------------------------------------
Total assets                         $ 223,264,158       22,494,925    $ 245,759,083
=====================================================================================

               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

Geographic Area Data: The following geographic area data represent revenues based on the geographic locations of customers. Substantially all property and equipment is located in the United States.

                     1998             1997          1996
-------------------------------------------------------------
United States    $376,303,345    341,901,236    292,713,236
Mexico             17,362,650     18,365,222     18,201,357
Canada              1,838,322        659,783        146,387
Puerto Rico           689,751        573,158        587,369
-------------------------------------------------------------
        Totals   $396,194,068    361,499,399    311,648,349
=============================================================


Major Customers: For the years ended December 31, 1998, 1997 and 1996, two major customers accounted for approximately 34%, 35% and 30% of total revenues, respectively. One of these customers provided 21%, or $82,340,913, of total revenues in 1998; 20%, or $70,331,894, in 1997; and 13%, or $39,741,651, in
1996. The other major customer accounted for 13%, or $53,104,002, of total revenues in 1998; 15%, or $54,980,179, in 1997; and 17%, or $54,925,058, in
1996. Revenues from major customers for the years reported are attributable to all reporting segments.

NOTE 12 Subsequent Event

Effective January 1, 1999, TSYS acquired Partnership Card Services from its majority shareholder, CB&T, the flagship bank of Synovus Financial Corp., in exchange for 854,042 newly issued shares of TSYS common stock with a market value of $20,070,000. PCS operated as a division of CB&T, providing services such as credit, collection and customer service to card-issuing financial institutions, including CB&T. The business of PCS has become part of TSYS' wholly owned subsidiary, TSYS Total Solutions, Inc.

Report of Independent Auditors

                                                     303 Peachtree Street, N.E.
                                                     Suite 2000
                                                     Atlanta, GA 30308

The Board of Directors
Total System Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/KPMG LLP

January 7, 1999

               TOTAL SYSTEM SERVICES, INC.(R) 1998 ANNUAL REPORT

Report of Financial Responsibility

To the Shareholders of Total System Services, Inc.:

     The management of Total System Services, Inc. is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this report. These statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgements and estimates by management.

     TSYS maintains internal accounting control policies and related procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of reliable published annual and interim financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgement with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function which evaluates and reports on the adequacy and effectiveness of internal accounting controls and policies and procedures.

     The Company's consolidated financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness of these statements.

     The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with TSYS' management, internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting controls. Both the internal auditors and the independent auditors have unrestricted access to the Committee.

/s/Richard W. Ussery
Richard W. Ussery
Chairman of the Board and Chief Executive Officer

/s/Dorenda K. Weaver
Dorenda K. Weaver
Senior Vice President and Controller

/s/James B. Lipham
James B. Lipham
Executive Vice President and Chief Financial Officer

/s/Ronald L. Barnes
Ronald L. Barnes
Senior Vice President and General Auditor

Quarterly Financial Data, Stock Price, Dividend Information

TSYS' common stock trades on the New York Stock Exchange (NYSE) under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of February 11, 1999, there were 10,196 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $.01 per share was declared on December 14, 1998, and was paid January 2, 1999, to shareholders of record on December 22, 1998. Total dividends declared in 1998 and in 1997 amounted to $7.3 million and $5.8 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

 Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 1998 and 1997.

Revenues                                          Net Income
(Millions of Dollars)                             (Millions of Dollars)
                 1998    1997                                    1998      1997
QTR 4          $109.0    $ 96.5                   QTR 4          $17.8     $15.8

QTR 3            99.4      92.1                   QTR 3           15.2      13.2

QTR 2            91.5      89.7                   QTR 2           11.7       9.9

QTR 1            96.3      83.1                   QTR 1           10.3       8.5



                                         First          Second      Third       Fourth
(in thousands except per share data)    Quarter        Quarter     Quarter      Quarter
-----------------------------------------------------------------------------------------------
1998 Revenues ...................      $96,318         91,469       99,402       109,005
        Operating income ........       14,580         16,433       22,139        26,191
Net income ......................       10,250         11,650       15,172        17,759
Basic earnings per share ........          .05            .06          .08           .09
Diluted earnings per share ......          .05            .06          .08           .09
Cash dividends declared per share         .008           .010         .010          .010
Stock prices:
        High ....................           21 7/16        23  15/16    21  7/16      24 3/16
        Low .....................           15             18   7/16    14 13/16      14 7/16
-----------------------------------------------------------------------------------------------
1997 Revenues ...................      $83,137         89,736       92,135        96,491
        Operating income ........       12,594         15,071       18,913        22,698
Net income ......................        8,517          9,941       13,225        15,795
Basic earnings per share ........          .04            .05          .07           .08
Diluted earnings per share ......          .04            .05          .07           .08
Cash dividends declared per share         .008           .007         .008          .007
Stock prices:
        High ....................           23 1/16        23   1/16    16  5/8       19 5/8
        Low .....................           17 3/16        15           14  9/16      12 3/16
-----------------------------------------------------------------------------------------------

