Form 10-K, Exhibit 13
period 1999-12-31
TOTAL SYSTEM SERVICES INC
filed 2000-03-16
CIK 721683

SELECTED FINANCIAL DATA

The following comparisons highlight significant historical trends in TSYS' results of operations and financial condition. Total revenues and net income have grown over the last five years at compounded annual growth rates of 23.3% and 25.0%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS, as evidenced by the current ratio of 1.7:1 at December 31, 1999, and increased shareholders' equity. The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                Years Ended December 31,
                                                             ------------------------------------------------------------------
(in thousands except per share data)                            1999          1998           1997          1996          1995
-------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues:
  Bankcard data processing services                           $456,840       350,310        324,718       277,870       218,953
  Other services                                                77,086        45,884         36,781        33,778        30,755
-------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                             533,926       396,194        361,499       311,648       249,708
-------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Salaries and other personnel expense                         207,618       160,855        147,438       124,259        94,946
  Net occupancy and equipment expense                          151,964       105,658         94,685        82,118        64,549
  Other operating expenses                                      86,052        63,312         59,447        53,368        47,291
-------------------------------------------------------------------------------------------------------------------------------
    Total operating expenses                                   445,634       329,825        301,570       259,745       206,786
-------------------------------------------------------------------------------------------------------------------------------
  Equity in income of joint ventures                            12,327        12,974          9,347         7,094            69
-------------------------------------------------------------------------------------------------------------------------------
    Operating income                                           100,619        79,343         69,276        58,997        42,991
-------------------------------------------------------------------------------------------------------------------------------
Nonoperating income:
  Gain (loss) on disposal of property and equipment, net           798           (48)           (36)           31          (123)
  Interest income, net of expense                                2,159         2,492          2,315         1,416           839
-------------------------------------------------------------------------------------------------------------------------------
    Total nonoperating income                                    2,957         2,444          2,279         1,447           716
-------------------------------------------------------------------------------------------------------------------------------
    Income before income taxes                                 103,576        81,787         71,555        60,444        43,707
Income taxes                                                    34,983        26,956         24,077        21,007        15,977
-------------------------------------------------------------------------------------------------------------------------------
    Net income                                                $ 68,593        54,831         47,478        39,437        27,730
-------------------------------------------------------------------------------------------------------------------------------
    Basic earnings per share                                  $    .35           .28            .24           .20           .14
-------------------------------------------------------------------------------------------------------------------------------
    Diluted earnings per share                                $    .35           .28            .24           .20           .14
-------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared per share                             $   .040          .038           .030          .030          .030
-------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                     194,913       194,020        193,956       193,931       193,895
-------------------------------------------------------------------------------------------------------------------------------
Weighted average common and common
    equivalent shares outstanding                              195,479       194,669        194,239       194,177       194,123
-------------------------------------------------------------------------------------------------------------------------------


                                                                                         December 31,
                                                              -----------------------------------------------------------------
(in thousands)                                                  1999          1998           1997          1996          1995
-------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                                                  $457,350       348,908        296,858       245,759       199,000
Working capital                                                 76,414        60,472         70,899        52,274        37,687
Total long-term debt                                               204           342            475           676           931
Shareholders' equity                                           334,292       270,354        221,255       178,878       144,472

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

BANKCARD
REVENUES
(MILLIONS OF DOLLARS)

95        $219.0
96        $277.9
97        $324.7
98        $350.3
99        $456.8

[GRAPH OMITTED]

RESULTS OF OPERATIONS

Revenues

TSYS' revenues are derived from providing bankcard data processing and related services to banks and other institutions generally under long-term processing contracts. TSYS' services are provided through the Company's cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States, Mexico, Canada, Honduras and the Caribbean.

        Bankcard data processing revenues are generated primarily from charges based on the number of accounts billed, transactions and authorizations processed, statements mailed, credit bureau requests, credit cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive bank, retail, debit, stored value and commercial card accounts. Due to the expanding use of cards and the increase in the number of cardholder accounts processed by TSYS, as well as increases in the scope of services offered to customers, revenues relating to bankcard data processing services have continued to grow. Processing contracts with large customers, representing a significant portion of the Company's total revenues, generally provide for discounts on certain services based on the size and activity of customers' portfolios. Therefore, bankcard data processing revenues and the related margins are influenced by the customer mix relative to the size of customer card portfolios, as well as the number and activity of individual cardholder accounts processed for each customer.

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

         The average number of cardholder accounts on file increased 78.4% to
180.4 million in 1999, compared to 101.1 million in 1998, which represented a 15.9% increase over 87.2 million in 1997. At December 31, 1999, TSYS' cardholder accounts on file were approximately 206.2 million, up from 117.6 million and
92.8 million at December 31, 1998 and 1997, respectively. The increase in cardholder accounts on file at December 31, 1999, as compared to December 31, 1998, included net internal growth of existing customers of approximately 7.8 million accounts, and approximately 80.8 million accounts added during 1999 were due to new customers and portfolio acquisitions by existing customers.

         TSYS had approximately 147.2 million accounts being processed on TS2 at year-end 1999, compared to 62.8 million at year-end 1998 and 19.2 million at year-end 1997. The increase in accounts being processed on TS2 during 1999 is the result of converting approximately 79.0 million new accounts and net internal growth of existing customers of approximately 5.4 million accounts.

         TSYS and Visa U.S.A. Inc. formed a joint venture, known as Vital Processing Services L.L.C. (Vital), which offers fully integrated merchant transaction and related electronic information services to financial and nonfinancial institutions and their merchant customers. Vital is structured with its own management team and separate board of directors and has its corporate headquarters in Tempe, Arizona.

         Since 1994, TSYS has been providing processing services for commercial cards which include purchasing cards, corporate cards and fleet cards for employees. At December 31, 1999, TSYS was processing approximately 10.8 million commercial card accounts, a 26.0% increase over the approximately 8.6 million being processed at year-end 1998, a 72.8% increase over the 5.0 million at year-end 1997. The increase in 1998 over 1997 is attributable to the addition of the U.S. General Services Administration's contracts for commercial card services.

         As a result of the completion of the conversions of the account portfolios for Sears and Nordstrom, TSYS became the leading third-party processor of retail accounts. At December 31, 1999, TSYS was processing approximately 88.7 million retail card accounts, a 527.8% increase over the approximately 14.1 million being processed at year-end 1998, a 120.0% increase over the 6.4 million at year-end 1997. On a per account basis, the processing revenues generated by retail accounts are generally lower than the processing revenues associated with bankcard accounts. However, TSYS realizes profit margins from retail accounts similar to those it generates from bankcard accounts.

         A significant amount of the Company's revenues is derived from long-term contracts with large customers, including certain major customers. Two of the Company's customers, NationsBank and Bank of America, merged effective September 30, 1998. The new parent company of these entities is Bank of America Corporation. In September 1999, TSYS announced a new ten-year agreement with the combined entity to continue processing its credit card portfolio until 2009. The combination of NationsBank and Bank of America under a single processing agreement with TSYS reduced TSYS' revenues in 1999 and will reduce the Company's revenues in future years because together NationsBank and Bank of America will be entitled to receive greater discounts than either would have been entitled to receive standing alone. Bank of America accounted for approximately 16%, 21% and 20% of total revenues for the years ended December 31, 1999, 1998 and 1997, respectively. The loss of Bank of America, or any other major or significant customers, could have a material adverse effect on the Company's financial condition and results of operations.

         Near the end of the first quarter of 1998, AT&T completed the sale of Universal Card Services (UCS) to CITIBANK, a part of Citigroup. CITIBANK accounted for approximately 13%, 13% and 15% of total revenues for the years ended December 31, 1999, 1998 and 1997, respectively. On February 26, 1999, Citibank notified TSYS of its decision to terminate UCS' processing agreement with TSYS for consumer credit card accounts at the end of its original term on August 1, 2000. Consumer credit card accounts represented 66.6% of CITIBANK's revenues to TSYS for the year ended December 31, 1999. TSYS' management believes that CITIBANK will not be a major customer for the year 2000 and that the loss of revenues from CITIBANK for the months of August through December 2000, combined with decreased expenses from the reduction in hardware and software costs and the redeployment of personnel, should not have a material adverse effect on the Company's financial condition or results of operations for the year ending December 31, 2000.

         In May 1998, the Company announced the signing of a long-term processing agreement with Sears, Roebuck and Co. to convert and process its 65 million retail accounts. TSYS successfully converted the first 7.2 million of these accounts to TS2 in October 1998 and completed the conversion in May 1999. In January 2000, the Company announced a one-year extension of its long-term retail processing agreement with Sears until 2010.

         Revenues from other services consist primarily of revenues generated by TSYS' wholly owned subsidiaries, Columbus Depot Equipment Company (CDEC), TSYS Total Solutions, Inc. (TSI), and Columbus Productions, Inc. (CPI). CDEC provides TSYS customers with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. TSI provides TSYS customers and others with mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, customer service, collections and account solicitation services. CPI provides full-service commercial printing services to TSYS customers and others.

         Effective January 1, 1999, TSYS acquired Partnership Card Services
(PCS) from its majority shareholder, Columbus Bank and Trust Company (CB&T), the flagship bank of Synovus Financial Corp. The business of PCS has become part of TSYS' wholly owned subsidiary, TSI. During 1999, PCS generated revenues of approximately $26.8 million.

OPERATING
INCOME
(MILLIONS OF DOLLARS)

95            $ 43.0
96            $ 59.0
97            $ 69.3
98            $ 79.3
99            $100.6

[GRAPH OMITTED]

OPERATING EXPENSES

As a percentage of revenues, operating expenses increased in 1999 to 83.5%, compared to 83.2% and 83.4% for 1998 and 1997, respectively. Operating expenses were $445.6 million in 1999, compared to $329.8 million in 1998 and $301.6 million in 1997. The principal increases in operating expenses in 1999 as compared to 1998 resulted from the addition of personnel; the additional investment in property, equipment and software; the development of global business--including the establishment of a physical presence in the United Kingdom; the cost of materials associated with the services provided by all companies, particularly the supplies related to processing the increased number of accounts; and certain costs associated with ongoing enhancements to TS2, as well as certain costs associated with the conversion of customers to TS2.

         Salaries and other personnel expense increased 29.1% in 1999 over 1998, compared to 9.1% in 1998 over 1997. A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 1999, the average number of employees increased to 4,106, compared to 3,382 in 1998 and 2,895 in 1997. The change in total employment costs consists of increases of $61.7 million, $32.8 million and $27.6 million in 1999, 1998 and 1997, respectively. The increase in total employment costs are associated with the growth in the number of employees--including those attributable to the acquisition of PCS, salary increases and related employee benefits. These changes were reduced by $14.9 million, $19.4 million and $4.4 million in 1999, 1998 and 1997, respectively, invested in software development costs and contract acquisition costs.



         The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data presented on page 19:

---------------------------------------------------------------------------------------------------------------------------
                                                                                                         Percentage Change
                                                                                                         in Dollar Amounts
                                                                 Percentage of Total Revenues          --------------------
                                                                   Years Ended December 31,              1999         1998
                                                                --------------------------------          vs           vs
                                                                  1999        1998         1997          1998         1997
---------------------------------------------------------------------------------------------------------------------------
Revenues:
  Bankcard data processing services                               85.6%        88.4         89.8         30.4          7.9
  Other services                                                  14.4         11.6         10.2         68.0         24.7
------------------------------------------------------------------------------------------------
    Total revenues                                               100.0        100.0        100.0         34.8          9.6
------------------------------------------------------------------------------------------------
Expenses:
  Salaries and other personnel expense                            38.9         40.6         40.8         29.1          9.1
  Net occupancy and equipment expense                             28.5         26.7         26.2         43.8         11.6
  Other operating expenses                                        16.1         15.9         16.4         35.9          6.5
------------------------------------------------------------------------------------------------
    Total operating expenses                                      83.5         83.2         83.4         35.1          9.4
------------------------------------------------------------------------------------------------
  Equity in income of joint ventures                               2.3          3.2          2.6         (5.0)        38.8
------------------------------------------------------------------------------------------------
    Operating income                                              18.8         20.0         19.2         26.8         14.5
------------------------------------------------------------------------------------------------
Nonoperating income:
  Gain (loss) on disposal of property and equipment, net           0.2         (0.0)        (0.0)          nm           nm
  Interest income, net of expense                                  0.4          0.6          0.6        (13.4)         7.7
------------------------------------------------------------------------------------------------
    Total nonoperating income                                      0.6          0.6          0.6         21.0          7.2
------------------------------------------------------------------------------------------------
    Income before income taxes                                    19.4         20.6         19.8         26.6         14.3
Income taxes                                                       6.6          6.8          6.7         29.8         12.0
------------------------------------------------------------------------------------------------
    Net income                                                    12.8%        13.8         13.1         25.1         15.5
------------------------------------------------------------------------------------------------
nm = not meaningful



         Due to the importance of technology to its business, a large portion of TSYS' employees are programmers--approximately 22.7% in 1999, compared to 26.0% and 31.1% in 1998 and 1997, respectively. The decrease in the percentage of programmers in 1999 is primarily the result of the increased number of nonprogramming personnel attributable to the PCS acquisition. Although TSYS has not experienced any difficulty in recruiting programming personnel, there can be no assurance that TSYS will be able to continue to recruit, hire and retain sufficient numbers of technical personnel necessary to support its continued growth.

         The Company participates in the state of Georgia's incentive program called Intellectual Capital Partnership Program (ICAPP). ICAPP is a commitment by the state of Georgia for classrooms, teachers, computer equipment and high-tech training designed to meet Georgia businesses' needs for technical analysts, computer systems personnel and mainframe programmers. As of December 31, 1999, approximately 641 graduates of these classes had become full-time employees of TSYS. The Company plans to continue to utilize ICAPP in the future to fulfill programming positions.

         In February 1998, TSYS announced the formation of TSYS Canada, Inc.
(TCI), a wholly owned subsidiary incorporated in the state of Georgia and headquartered in Columbus. On February 1, 1998, TCI opened an office in Welland, Ontario, Canada, which currently employs 21 programmers who are providing support and assistance with the conversion of card portfolios to TS2.

         Net occupancy and equipment expense increased 43.8% in 1999 over 1998, compared to 11.6% in 1998 over 1997. Computer equipment and software rentals, which represent the largest component of net occupancy and equipment expense, increased $27.5 million, or 51.5%, in 1999 compared to 1998, and $3.1 million, or 6.2%, in 1998 compared to 1997. Due to rapidly changing technology in computer equipment and software, TSYS' equipment needs and software needs are achieved primarily through operating leases. During 1999 and the last half of 1998, the Company made significant investments in computer software licenses related to the new East Center data center to accommodate increased volumes and expected growth in the number of accounts associated with new and existing customers.


         TSYS continues to monitor and assess its building and equipment needs as it positions itself for future growth and expansion. In 1997, construction began on a campus-type facility which now serves as the Company's corporate headquarters and houses administrative, client contact and programming team members. The Company has entered into an operating lease agreement relating to the new corporate campus. Under the agreement, the lessor has purchased the properties, paid the construction and development costs and leased the facilities to the Company. The lease provides for substantial residual value guarantees and includes purchase options at the original cost of the property. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are the obligations of the Company. The Company began moving personnel into the new campus facility in December 1998, and had completed the move of a substantial number of its personnel to this facility at the end of the third quarter of 1999. With the move to the corporate campus, the Company did not renew leases on certain facilities. The increase in net occupancy and equipment expenses related to occupying the campus was $6.4 million in 1999, and is expected to be $7.6 million in 2000, net of the relinquished lease obligations.

         In addition, TSYS began an expansion of its operations center in north Columbus during 1997, which was completed in 1998. The Company moved its card production services from downtown Columbus into the new addition in December 1998. A separate building was completed on the North Center property in 1997 to serve as TSI's headquarters.

         In 1998, TSYS also purchased 18 acres of land containing a 104,000 square-foot building in east Columbus. The building was prepared as an additional data center (East Center) and placed in service during the fourth quarter of 1998.

         Other operating expenses increased 35.9% in 1999 compared to 1998 and 6.5% in 1998 compared to 1997. The increase in the growth rate of other operating expenses in 1999 is primarily due to amortization of increased contract acquisition costs which were $12.3 million, $6.9 million and $4.4 million in 1999, 1998 and 1997, respectively; increased transaction processing provisions; increased travel and other business development costs associated with exploring both domestic and international business opportunities, including the establishment of an international office in the United Kingdom.

OPERATING INCOME

Operating income increased 26.8% to $100.6 million in 1999, compared to $79.3 million in 1998, an increase of 14.5% over 1997 operating income of $69.3 million. Excluding equity in income of joint ventures, operating income increased 33.0% to $88.3 million, compared to $66.4 million in 1998, and increased 10.7% over the amount for 1997 of $59.9 million. The operating income margin decreased to 18.8% in 1999, compared to 20.0% and 19.2% in 1998 and 1997, respectively. The decrease in the operating margin was a result of operating expenses increasing at a faster rate than revenues in 1999.

NONOPERATING INCOME

Nonoperating income increased in 1999 over 1998 due to the gain on the sale of two of the Company's buildings related to the Company's move to the new corporate campus. Interest income for 1999 was $2.2 million, a 13.0% decrease compared to the $2.5 million in 1998, a 6.8% increase compared to $2.4 million in 1997. Interest expense was $36,000, a 22.7% increase over the $29,000 in 1998, a 36.4% decrease compared to $46,000 in 1997. The variation in interest income is attributable to the fluctuations in the cash available for investment.

INCOME TAXES

Income tax expense was $35.0 million, $27.0 million and $24.1 million in 1999, 1998 and 1997, respectively, representing effective income tax rates of 33.8%, 33.0% and 33.6%, respectively. The change in TSYS' effective income tax rate for 1999, as compared to 1998 and 1997, is attributable to certain state tax credits and the establishment of a valuation allowance relating to those credits.

NET INCOME

Net income increased 25.1% to $68.6 million (basic and diluted earnings per share of $.35) in 1999 compared to 1998. In 1998, net income increased 15.5% to $54.8 million (basic and diluted earnings per share of $.28) compared to $47.5 million (basic and diluted earnings per share of $.24) in 1997. The increase in net income is attributable to increased operating revenues.

FINANCIAL CONDITION, LIQUIDITY
AND CAPITAL RESOURCES

The Consolidated Statements of Cash Flows show the Company's cash flows from operating, investing and financing activities. TSYS' primary methods for funding its operations and growth has been cash flows generated from operations, lease financing and the occasional use of borrowed funds to supplement financing of capital expenditures. TSYS' net cash provided by operating activities in 1999 was $134.5 million, compared to $62.9 million in 1998 and $65.1 million in 1997. The major uses of cash flows provided by operations have been the internal development and purchase of computer software; the addition of property and equipment, primarily computer equipment; investments in contract acquisition costs associated with obtaining and serving new customers; and the payment of cash dividends.

         Capital expenditures for property and equipment were $19.8 million in 1999, compared to $37.0 million in 1998 and $18.0 million in 1997. Expenditures for purchased computer software were $42.3 million in 1999, compared to $29.5 million in 1998 and $14.1 million in 1997. Additions to capitalized software development costs, principally enhancements to TS2, were $11.9 million in 1999, $10.0 million in 1998 and $997,000 in 1997. During 1998, TSYS purchased and leased computer hardware and related equipment, including software, to establish the East Center data center and to accommodate future growth.


         The Company's investments in contract acquisition costs were $15.8 million in 1999, $20.1 million in 1998 and $17.6 million in 1997. These amounts include cash payments for processing rights and other direct salary related costs incurred in the connection with contracts.

         At December 31, 1999, TSYS' carrying value in its investment in TSYS de Mexico was $7.5 million. During the years ended December 31, 1998 and 1997, due to Mexico's highly inflationary economy, TSYS expensed all currency translation adjustments. The Mexican economy was removed from highly inflationary status effective January 1, 1999. As a result, TSYS reflected currency translation adjustments in 1999 as an adjustment to the Company's equity investment in TSYS de Mexico and in accumulated other comprehensive income. The Company had a currency translation adjustment of $425,000 related to TSYS de Mexico in 1999.

         On January 1, 1999, TSYS acquired Partnership Card Services from its majority shareholder, CB&T, the flagship bank of Synovus Financial Corp., in exchange for 854,042 newly issued shares of TSYS common stock. PCS operated as a division of CB&T, providing services such as credit, collection and customer service to card-issuing financial institutions, including CB&T. PCS has become part of TSYS' wholly owned subsidiary, TSI. This transaction increased CB&T's ownership of TSYS to 80.8%.

         In October 1999, the Company announced a plan to purchase up to 1.5 million shares of its common stock from time to time and at various prices over the next two years. Through December 31, 1999, the Company had purchased 77,100 shares for $1.3 million under this plan. Total dividends declared on TSYS common stock were $7.8 million in 1999, $7.3 million in 1998 and $5.8 million in 1997. In April 1998, the Company increased its quarterly dividend by 33.3% to $.01 per share from $.0075 per share.

         In 1997, construction was begun on a campus-type facility which now serves as the Company's corporate headquarters. The Company entered into an operating lease agreement relating to the new corporate campus. Under the agreement, the lessor purchased the land, paid for construction and development costs and leased the property to the Company. The lease provides for a substantial residual value guarantee, up to $81.4 million, and includes purchase options at the original cost of the property. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company.

         In addition, TSYS completed two construction projects in 1998, costing approximately $25 million--the North Center expansion and the construction of an additional state-of-the-art data center, the new East Center.

         Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of economies of scale through utilization of more efficient computer hardware and software, it can minimize the impact of inflation.

         Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 1.7:1. At December 31, 1999, TSYS had working capital of $76.4 million, compared to $60.5 million in 1998 and $70.9 million in 1997.

         Management believes that outside sources for capital will be available to finance expansion projects and possible acquisitions should the Company decide to pursue such financing. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS.

YEAR 2000 READINESS DISCLOSURE

Many computer programs were written with a two-digit date field. If these programs were not made Year 2000 compliant, they would not be able to correctly process date information for the year 2000 and beyond. Remediation efforts went beyond the Company's internal computer systems and required coordination with customers, vendors, government entities and other third parties to assure that their systems and related interfaces were compliant. Failure to achieve timely remediation of the Company's critical programs and computer systems for Year 2000 would have had a material adverse effect on the Company's financial condition and results of operations.

         TSYS experienced a smooth transition in passing the century date changeover. TSYS did not experience any significant internal or external issues concerning Y2K, and all TSYS companies, systems, facilities and clients processed, and have continued to process, without incident. TSYS will continue to monitor Y2K issues by overseeing critical tasks during the year 2000. The TSYS Year 2000 Command Center and Command Posts will remain staffed during the first quarter of 2000, but on a smaller scale than during 1999. TSYS has executive and senior management scheduled on a rotating weekly schedule to handle issues as they arise. Heightened coverage of month-end, leap-year and quarter-end processing is planned, and TSYS intends to maintain its reporting methods to evaluate any problems.

         TSYS currently estimates the total cost for the Year 2000 Project will amount to approximately $17 million of direct costs. This amount consists primarily of the costs associated with personnel dedicated to the Year 2000 Project and hardware/software costs related to testing. During 1999, TSYS incurred $6.8 million of direct costs associated with the Year 2000 Project and has incurred $15.8 million since project inception.


SAFE HARBOR FOR YEAR 2000 FORWARD-LOOKING STATEMENTS

All forward-looking statements regarding Y2K readiness, including estimates, forecasts and expectations, are inherently uncertain as they are based on various expectations and assumptions concerning future events and are subject to numerous risks and uncertainties which could cause actual events or results to differ materially from those projected. Important factors upon which the Company's Y2K forward-looking statements are premised include: (a) retention of employees and contractors working on Y2K projects; (b) customers' remediation of their internal systems to be Y2K ready and their cooperation in timely testing;
(c) no material disruption of telecommunication, data transmission networks, payment networks, government services, utilities or other infrastructure services and no unexpected failure of third-party products; (d) no unexpected failures by third parties providing services to the Company; (e) no undiscovered subversion of systems or program code affecting the Company's systems; and (f) no undiscovered material flaws in the Company's test processes.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products, services or conversions; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

         Forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of the U.S. economy in general and relevant foreign economies; (ii) the Company's performance under, and retention of, current and future processing agreements with customers; (iii) inflation, interest rate and foreign exchange rate fluctuations; (iv) timely and successful implementation of processing systems to provide new products, improved functionality and increased efficiencies; (v) changes in consumer spending, borrowing and saving habits, including a shift from credit to debit cards; (vi) technological changes; (vii) acquisitions;
(viii) the ability to increase market share and control expenses; (ix) changes in laws, regulations, credit card association rules or other industry standards affecting TSYS' business which require significant product redevelopment efforts; (x) the effect of changes in accounting policies and practices as may be adopted by the Financial Accounting Standards Board or the Securities and Exchange Commission; (xi) changes in TSYS' organization, compensation and benefit plans; (xii) the costs and effects of litigation; (xiii) failure to successfully implement the Company's Year 2000 modification plans substantially as scheduled and budgeted; (xiv) lower than anticipated internal growth rates for existing customers; and (xv) the success of TSYS at managing the risks involved in the foregoing.

         Such forward-looking statements speak only as of the date on which such statements are made, and TSYS undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

LEGAL PROCEEDINGS

In November 1998, a class action complaint was filed against NationsBank of Delaware, N.A., in the United States District Court for the Southern District of Mississippi. On March 23, 1999, the named plaintiff amended the complaint and named the Company and certain credit bureaus as defendants in the case. The named plaintiff alleges, among other things, that the defendants failed to report properly the credit standing of each member of the putative class. The named plaintiff has defined the class as all persons and entities within the United States who obtained credit cards from NationsBank and whose accounts were purchased by or transferred to U.S. BankCard and whose accounts were reported to credit bureaus or credit agencies incorrectly in August 1998. The amended complaint alleges negligence, violation of the Fair Credit Reporting Act, breach of the duty of good faith and fair dealing, and seeks declaratory relief, injunctive relief and the imposition of punitive damages. This lawsuit seeks unspecified damages. Though settlement negotiations have occurred, these negotiations have to date not resulted in a definitive settlement agreement among the parties. TSYS is not in a position to determine its possible exposure, if any, as a result of the litigation.


CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------------
                                                                                     December 31,
                                                                               1999                1998
----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents (includes $54.3 million and $9.4 million
     on deposit with a related party at 1999 and 1998, respectively)      $  54,903,107          9,555,760
  Accounts receivable, net of allowance for doubtful accounts of
     $1.3 million and $711,000 at 1999 and 1998, respectively                99,601,498         84,795,727
  Prepaid expenses and other current assets (note 10)                        25,171,328         25,370,604
----------------------------------------------------------------------------------------------------------
     Total current assets                                                   179,675,933        119,722,091
  Property and equipment, net (Note 3)                                       96,254,657         92,619,005
  Computer software, net (Note 4)                                            98,824,792         65,861,735
  Other assets (Notes 5 and 10)                                              82,594,156         70,705,481
----------------------------------------------------------------------------------------------------------
     Total assets                                                         $ 457,349,538        348,908,312
----------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                        $  15,267,979          7,403,023
  Accrued salaries and employee benefits                                     36,421,238         24,643,449
  Current portion of long-term debt and obligations under
    capital leases                                                               44,520            130,781
  Other current liabilities (includes $1.9 and $1.7 million
    payable to related parties
    at 1999 and 1998, respectively) (Note 10)                                51,528,099         27,072,542
----------------------------------------------------------------------------------------------------------
     Total current liabilities                                              103,261,836         59,249,795
  Long-term debt and obligations under capital leases,
     excluding current portion                                                  159,766            211,316
  Deferred income taxes (Note 7)                                             19,635,880         19,093,482
----------------------------------------------------------------------------------------------------------
     Total liabilities                                                      123,057,482         78,554,593
----------------------------------------------------------------------------------------------------------
Shareholders' equity (Notes 2 and 6):
  Common stock -- $.10 par value. Authorized 300,000,000
     shares; 195,079,087 and 194,225,045 issued at 1999 and
     1998, respectively; 194,861,620 and 194,043,785 outstanding
     at 1999 and 1998, respectively                                          19,507,909         19,422,504
  Additional paid-in capital                                                  6,442,300          1,882,814
  Accumulated other comprehensive income                                     (1,453,708)        (1,179,337)
  Treasury stock                                                             (1,529,176)          (300,788)
  Retained earnings                                                         311,324,731        250,528,526
----------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                             334,292,056        270,353,719
----------------------------------------------------------------------------------------------------------
  Commitments and contingencies (Note 9)
     Total liabilities and shareholders' equity                           $ 457,349,538        348,908,312
----------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF INCOME

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Years Ended December 31,
                                                                                        1999              1998             1997
-----------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Bankcard data processing services (includes $37.1 million, $31.7 million and $29.2 million from related parties for the years ended
    December 31, 1999, 1998 and 1997, respectively)                                 $456,839,589      350,309,833       324,717,864
  Other services (includes $5.5 million, $1.5 million
    and $1.1 million from related parties for the years ended
    December 31, 1999, 1998 and 1997, respectively)                                   77,086,422       45,884,235        36,781,535
-----------------------------------------------------------------------------------------------------------------------------------
       Total revenues (Notes 2 and 11)                                               533,926,011      396,194,068       361,499,399
-----------------------------------------------------------------------------------------------------------------------------------
Expenses:
  Salaries and other personnel expense                                               207,618,319      160,854,929       147,438,458
  Net occupancy and equipment expense                                                151,964,229      105,658,033        94,685,343
  Other operating expenses (includes $13.1 million, $10.9 million and $10.4 million to related parties for the years ended
    December 31, 1999, 1998 and 1997, respectively)                                   86,051,059       63,312,582        59,446,283
-----------------------------------------------------------------------------------------------------------------------------------
       Total operating expenses (Note 2)                                             445,633,607      329,825,544       301,570,084
-----------------------------------------------------------------------------------------------------------------------------------
  Equity in income of joint ventures (Note 5)                                         12,326,609       12,974,348         9,347,183
-----------------------------------------------------------------------------------------------------------------------------------
       Operating income                                                              100,619,013       79,342,872        69,276,498
-----------------------------------------------------------------------------------------------------------------------------------
Nonoperating income (expense):
  Gain (loss) on disposal of property and equipment, net                                 797,916          (48,470)          (35,632)
  Interest income, net of expense (includes $1.9 million, $2.3 million and $2.1 million from a related party for the years ended
    December 31, 1999, 1998 and 1997, respectively)                                    2,159,074        2,492,725         2,315,043
-----------------------------------------------------------------------------------------------------------------------------------
       Total nonoperating income (Note 2)                                              2,956,990        2,444,255         2,279,411
-----------------------------------------------------------------------------------------------------------------------------------
       Income before income taxes                                                    103,576,003       81,787,127        71,555,909
Income taxes (Note 7)                                                                 34,983,027       26,955,984        24,077,437
-----------------------------------------------------------------------------------------------------------------------------------
       Net income                                                                   $ 68,592,976       54,831,143        47,478,472
-----------------------------------------------------------------------------------------------------------------------------------
       Basic earnings per share                                                     $        .35              .28               .24
-----------------------------------------------------------------------------------------------------------------------------------
       Diluted earnings per share                                                   $        .35              .28               .24
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                                           194,912,983      194,019,689       193,956,373
Increase due to assumed issuance of shares related to stock options outstanding          565,610          649,762           282,183
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average common and common equivalent shares outstanding                     195,478,593      194,669,451       194,238,556
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------
                                                                                Years Ended December 31,
                                                                        1999             1998              1997
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                      $  68,592,976       54,831,143       47,478,472
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Equity in income of joint ventures                             (12,326,609)     (12,974,348)      (9,347,183)
      Depreciation and amortization                                   50,182,601       37,473,673       29,141,073
      Provision for doubtful accounts                                    665,500           18,000           94,000
      Deferred income tax expense (benefit)                              542,398        5,338,794       (1,546,790)
      (Gain) loss on disposal of property and equipment, net            (797,916)          48,470           35,632
    (Increase) decrease in:
      Accounts receivable                                            (15,471,271)     (15,362,807)     (10,500,389)
      Prepaid expenses and other assets                               (1,953,576)      (5,088,094)      (1,860,648)
    Increase (decrease) in:
      Accounts payable                                                 7,864,956        1,002,658        1,711,896
      Accrued expenses and other current liabilities                  37,228,296       (2,341,598)       9,911,535
------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                  134,527,355       62,945,891       65,117,598
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                               (19,772,202)     (36,998,466)     (18,033,160)
    Additions to computer software                                   (54,188,928)     (39,502,459)     (15,106,064)
    Proceeds from disposal of property and equipment                   4,540,483           86,669           74,797
    Dividends received from joint ventures                             5,104,905        5,618,616        3,252,561
    Increase in contract acquisition costs                           (15,812,318)     (20,104,849)     (17,557,631)
    Purchase of short-term investments                                        --               --         (998,228)
    Redemption of short-term investments                                      --          998,228        5,000,000
------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                      (80,128,060)     (89,902,261)     (43,367,725)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Purchase of common stock                                          (1,290,748)              --               --
    Principal payments on long-term debt and obligations
        under capital leases                                             (70,619)        (132,415)        (201,275)
    Dividends paid on common stock                                    (7,787,981)      (6,790,492)      (5,818,326)
    Proceeds from exercise of stock options                               97,400           99,115          109,593
------------------------------------------------------------------------------------------------------------------
          Net cash used in financing activities                       (9,051,948)      (6,823,792)      (5,910,008)
------------------------------------------------------------------------------------------------------------------
          Net increase (decrease) in cash and cash equivalents        45,347,347      (33,780,162)      15,839,865
Cash and cash equivalents at beginning of year                         9,555,760       43,335,922       27,496,057
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                           $  54,903,107        9,555,760       43,335,922
------------------------------------------------------------------------------------------------------------------
Cash paid for interest (net of capitalized amounts)                $      23,934           29,399           46,691
------------------------------------------------------------------------------------------------------------------
Cash paid for income taxes (net of refunds received)               $  24,647,585       27,167,086       22,908,026
------------------------------------------------------------------------------------------------------------------

Significant noncash transaction: The Company acquired Partnership Card Services through the issuance of 854,042 shares of common stock with a market value of $20,070,000 (Note 12).

See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

------------------------------------------------------------------------------------------------------------------
                                                               Years Ended December 31, 1999, 1998 and 1997
------------------------------------------------------------------------------------------------------------------
                                                                                                    Accumulated
                                                          Common Stock                Additional       Other
                                                 ------------------------------        Paid-in    Comprehensive
                                                   Shares              Amount          Capital         Income
------------------------------------------------------------------------------------------------------------------
At December 31, 1996                             194,225,283       $ 19,422,528         324,851      (1,178,182)
  Net income                                              --                 --              --              --
Common stock issued from
  treasury shares for exercise of
  stock options (Note 6)                                  --                 --         102,434              --
Amortization of restricted stock awards                   --                 --              --              --
Cash dividends declared ($.030 per share)                 --                 --              --              --
Tax benefit associated with stock awards                  --                 --          31,788              --
------------------------------------------------------------------------------------------------------------------
At December 31, 1997                             194,225,283         19,422,528         459,073      (1,178,182)
Comprehensive income:
  Net income                                              --                 --              --              --
  Other comprehensive income (loss),
    net of tax:
     Foreign currency
      translation adjustments                             --                 --              --          (1,155)
------------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                       --                 --              --              --
------------------------------------------------------------------------------------------------------------------
Comprehensive income                                      --                 --              --              --
Common stock issued from
  treasury shares for exercise of
  stock options (Note 6)                                  --                 --          91,292              --
Amortization of restricted stock awards                   --                 --              --              --
Cash paid for fractional shares
  in connection with stock split                        (238)               (24)         (4,738)             --
Cash dividends declared ($.038 per share)                 --                 --              --              --
Tax benefit associated with stock awards                  --                 --       1,337,187              --
------------------------------------------------------------------------------------------------------------------
At December 31, 1998                             194,225,045         19,422,504       1,882,814      (1,179,337)
Comprehensive income:
  Net income                                              --                 --              --              --
  Other comprehensive income (loss),
    net of tax:
     Foreign currency
      translation adjustments                             --                 --              --        (274,371)
------------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                       --                 --              --              --
------------------------------------------------------------------------------------------------------------------
Comprehensive income                                      --                 --              --              --
Common stock issued
  in acquisition (Note 12)                           854,042             85,405       3,342,220              --
Common stock issued from
  treasury shares for exercise of
  stock options (Note 6)                                  --                 --          79,903              --
Purchase of treasury shares                               --                 --              --              --
Cash dividends declared ($.040 per share)                 --                 --              --              --
Tax benefit associated with stock awards                  --                 --       1,137,363              --
------------------------------------------------------------------------------------------------------------------
At December 31, 1999                             195,079,087       $ 19,507,909       6,442,300      (1,453,708)
------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                                                                         Total
                                                  Treasury         Retained          Shareholders'
                                                   Stock           Earnings             Equity
---------------------------------------------------------------------------------------------------
At December 31, 1996                              (473,544)       160,782,094       $ 178,877,747
  Net income                                            --         47,478,472          47,478,472
Common stock issued from
  treasury shares for exercise of
  stock options (Note 6)                            95,843                 --             198,277
Amortization of restricted stock awards                 --            487,242             487,242
Cash dividends declared ($.030 per share)               --         (5,818,770)         (5,818,770)
Tax benefit associated with stock awards                --                 --              31,788
---------------------------------------------------------------------------------------------------
At December 31, 1997                              (377,701)       202,929,038         221,254,756
Comprehensive income:
  Net income                                            --         54,831,143          54,831,143
  Other comprehensive income (loss),
    net of tax:
     Foreign currency
      translation adjustments                           --                 --              (1,155)
---------------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                     --                 --              (1,155)
---------------------------------------------------------------------------------------------------
Comprehensive income                                    --                 --          54,829,988
Common stock issued from
  treasury shares for exercise of
  stock options (Note 6)                            76,913                 --             168,205
Amortization of restricted stock awards                 --             44,325              44,325
Cash paid for fractional shares
  in connection with stock split                        --                 --              (4,762)
Cash dividends declared ($.038 per share)               --         (7,275,980)         (7,275,980)
Tax benefit associated with stock awards                --                 --           1,337,187
---------------------------------------------------------------------------------------------------
At December 31, 1998                              (300,788)       250,528,526         270,353,719
Comprehensive income:
  Net income                                            --         68,592,976          68,592,976
  Other comprehensive income (loss),
    net of tax:
     Foreign currency
      translation adjustments                           --                 --            (274,371)
---------------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                     --                 --            (274,371)
---------------------------------------------------------------------------------------------------
Comprehensive income                                    --                 --          68,318,605
Common stock issued
  in acquisition (Note 12)                              --                 --           3,427,625
Common stock issued from
  treasury shares for exercise of
  stock options (Note 6)                            62,360                 --             142,263
Purchase of treasury shares                     (1,290,748)                --          (1,290,748)
Cash dividends declared ($.040 per share)               --         (7,796,771)         (7,796,771)
Tax benefit associated with stock awards                --                 --           1,137,363
---------------------------------------------------------------------------------------------------
At December 31, 1999                            (1,529,176)       311,324,731       $ 334,292,056
----------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  BASIS OF PRESENTATION AND
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS: Total System Services, Inc. (TSYS or the Company) is an 80.8% owned subsidiary of Columbus Bank and Trust Company (CB&T) which is a wholly owned subsidiary of Synovus Financial Corp. (Synovus). Synovus' stock is traded on the NYSE under the symbol "SNV." TSYS provides bankcard data processing and related services to banks and other card-issuing institutions throughout the United States, Mexico, Canada, Honduras and the Caribbean.

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

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 5-40 years, computer equipment over 2-4 years, and furniture and other equipment over 3-15 years.

COMPUTER SOFTWARE: The Company capitalizes software development costs incurred from the time technological feasibility of the software product or enhancement is established until the software is ready for use in licensing to or providing processing services to customers. Research and development costs and computer software maintenance costs are expensed as incurred. Software development costs related to the TS2 processing system are amortized using the greater of (1) the straight-line method over the estimated useful life of 10 years or (2) the ratio of current revenues to current and anticipated revenues. All other software development costs and costs of purchased computer software are amortized using the greater of (1) the straight-line method over the estimated useful life (3-5 years) or (2) the ratio of current revenues to current and anticipated revenues.

         The carrying value of computer software costs is reviewed for impairment by the Company, and impairments are recognized when the expected undiscounted net operating cash flows derived from such intangible assets are less than their carrying value. If such review indicates impairment, the Company uses fair value in determining the amount that should be written off.

REVENUE RECOGNITION: The Company's bankcard data processing revenues are derived from long-term processing contracts with banks and other institutions and are recognized as revenues at the time the services are performed. The Company's bankcard data processing service contracts generally contain original terms ranging from three to ten years. The Company's other service revenues are recognized as those services are performed.

CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. These costs, which primarily consist of cash payments for rights to provide processing services, incremental internal conversion and software development costs, and third-party software development costs, are amortized using the straight-line method over the contract term beginning when the customer's cardholder accounts are converted to the Company's processing system. The Company evaluates the carrying value of contract acquisition costs for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. If such review indicates impairment, the Company uses fair value in determining the amount that should be written off. All costs incurred prior to contract execution are expensed as incurred.

GOODWILL: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired and is being amortized using the straight-line method over periods of five to 15 years. The Company reviews goodwill for impairment on the basis of whether the goodwill is fully recoverable from expected undiscounted net operating cash flows of the related business units. If such review indicates impairment, the Company uses fair value in determining the amount that should be written off.

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

TREASURY STOCK: The Company uses the cost method when it purchases its own common stock as treasury shares, and displays treasury stock as a reduction of shareholders' equity.

FOREIGN CURRENCY TRANSLATION: Foreign currency financial statements of the Company's Mexican joint venture and the Company's wholly owned subsidiary with an operation in Canada are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net exchange gains or losses resulting from the translation of assets and liabilities of the Canadian operation, net of tax, are accumulated in a separate section of shareholders' equity titled accumulated other comprehensive income.

         From January 1, 1997, through December 31, 1998, the Mexican economy was designated as highly inflationary, and thus all currency translation adjustments related to the Mexican joint venture for the years ended December 31, 1998 and 1997, were expensed. The Mexican economy was removed from highly inflationary status effective January 1, 1999; thus, net exchange gains or losses resulting from the translation of assets and liabilities of the Company's Mexican joint venture, net of tax, are accumulated in a separate section of shareholders' equity titled accumulated other comprehensive income.


COMPREHENSIVE INCOME: Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires companies to display, with the same prominence as other financial statements, the components of comprehensive income. TSYS displays the items of other comprehensive income in its consolidated statements of shareholders' equity and comprehensive income.

RECLASSIFICATIONS: Certain reclassifications have been made to the 1998 and 1997 financial statements to conform to the presentation adopted in 1999.

RECENT ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS
133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

         For TSYS, SFAS 133, as amended by SFAS 137, is effective January 1, 2001. On adoption, the provisions of SFAS 133 must be applied prospectively. TSYS is in the process of assessing the impact that SFAS 133 will have on its financial statements.

NOTE 2 RELATIONSHIPS WITH AFFILIATED COMPANIES

At December 31, 1999, CB&T owned 157,455,980 shares (approximately 80.8%) of TSYS common stock.

         TSYS has entered into agreements with CB&T and certain of its affiliates, pursuant to which TSYS performs bankcard data processing services. Such bankcard data processing service revenues were $8,049,915, $4,225,439 and $2,609,762 during the years ended December 31, 1999, 1998 and 1997, respectively. Miscellaneous data processing services performed by TSYS for certain Synovus nonbanking affiliates generated revenues of $221,844, $175,801 and $148,036 during the years ended December 31, 1999, 1998 and 1997, respectively; these revenues are included in bankcard data processing services. Bankcard data processing revenues related to TSYS de Mexico, the Company's Mexican joint venture, were $15,954,155, $17,362,650 and $18,365,224 for the years ended December 31, 1999, 1998 and 1997, respectively. Merchant processing revenues, included in bankcard data processing revenues, related to Vital, the Company's joint venture with Visa, were $12,898,723, $9,873,293 and $8,115,010 for the years ended December 31, 1999, 1998 and 1997.

         Revenues from other services provided by TSYS to Synovus and its affiliates were $5,483,784, $1,539,009 and $1,110,899 during the years ended December 31, 1999, 1998 and 1997, respectively.

         TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 1999 or 1998.

         In 1999, 1998 and 1997, TSYS received interest income of $1,865,621, $2,342,416 and $2,075,315, respectively from CB&T. In 1997, TSYS paid CB&T interest of $123,420 on a short-term construction loan, all of which was capitalized.

         During 1999, 1998 and 1997, Synovus Technologies, Inc.(STI) paid TSYS $143,405, $248,187 and $224,154, respectively, for data links, network services and other miscellaneous items.


         TSYS leases a portion of its facilities from STI and CB&T, and leases portions of the buildings it owns to CB&T. TSYS made lease payments for facilities to STI of $220,000 in 1998 and $240,000 in 1997. Lease payments made to CB&T amounted to $36,308 in 1999, $72,515 in 1998 and $53,790 in 1997. Lease
payments received from CB&T amounted to $18,411 in 1998 and $11,628 in 1997.

         TSYS has entered into a management agreement with Synovus pursuant to which TSYS pays for management, legal and tax services provided by Synovus. Such management fees amounted to $1,524,780 in 1999, $1,283,494 in 1998 and $1,216,089 in 1997.

         TSYS maintains an agreement with Synovus Service Corp. (SSC) to provide human resource, payroll, security, maintenance and other administrative services to TSYS and its subsidiaries. TSYS paid SSC $10,639,179, $9,892,790 and $9,232,001 for these services in 1999, 1998 and 1997, respectively. TSYS received $51,594 in 1999 and $26,169 in 1998 and in 1997 in rent from SSC. TSYS also received $382,840 and $199,492 in 1999 and 1998, respectively, for data processing provided to SSC. TSYS made lease payments to SSC for $27,690 in 1998 and $31,274 in 1997.

         Due to the addition of Partnership Card Services, TSYS paid CB&T $345,893 in 1999 for marketing rights. TSYS also paid STI $765,741 in 1999 for fees associated with lockbox services.

         TSYS maintains deposit accounts with CB&T, the majority of which are interest-earning and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with CB&T of $54.3 million and $9.4 million at December 31, 1999 and 1998, respectively.

         Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 1999, 1998 and 1997 as follows:

-------------------------------------------------------------------------------
                                Number of Shares

                                         1999            1998            1997
-------------------------------------------------------------------------------
Stock options                          948,683         849,431          545,875
-------------------------------------------------------------------------------

         The stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest and become exercisable over two to three years and expire eight to ten years from date of grant.

         In 1996, certain officers were also granted restricted stock awards valued at the price paid for the Synovus shares at the date of grant of $764,422, which is being amortized as compensation expense over the five-year vesting period.

         The Company believes the terms and conditions of transactions between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties.

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment balances at December 31 are as follows:

--------------------------------------------------------------------------------
                                                1999                      1998
--------------------------------------------------------------------------------
Land                                        $  6,092,433               2,784,807
Buildings and improvements                    66,758,819              69,956,718
Computer equipment                            57,105,222              49,738,864
Furniture and other equipment                 48,643,289              46,883,429
Construction in progress                         644,345                 239,939
--------------------------------------------------------------------------------
                                             179,244,108             169,603,757

Less accumulated depreciation
   and amortization                           82,989,451              76,984,752
--------------------------------------------------------------------------------
Property and equipment, net                 $ 96,254,657              92,619,005
--------------------------------------------------------------------------------

         Depreciation and amortization of property and equipment was $15,637,169, $13,212,897 and $11,935,776 for the years ended December 31, 1999,
1998 and 1997, respectively.


NOTE 4 COMPUTER SOFTWARE

Computer software at December 31 is summarized as follows:

-----------------------------------------------------------------------------
                                             1999                     1998
-----------------------------------------------------------------------------
Purchased computer software              $111,331,549              68,636,125
TS2                                        33,048,872              33,048,872
Other capitalized software
    development costs                      26,786,646              14,853,415
-----------------------------------------------------------------------------
                                          171,167,067             116,538,412
Less accumulated amortization              72,342,275              50,676,677
-----------------------------------------------------------------------------
Computer software, net                   $ 98,824,792              65,861,735
-----------------------------------------------------------------------------


         Amortization expense related to purchased computer software costs was $16,153,985, $12,057,582 and $7,212,571 for the years ended December 31, 1999,
1998 and 1997, respectively. Amortization of TS2 and capitalized software development costs was $5,472,776, $4,716,278 and $4,455,148 for the years ended December 31, 1999, 1998 and 1997, respectively.

NOTE 5 INVESTMENT IN JOINT VENTURE

TSYS holds a 50% equity interest in Vital, a joint venture with Visa U.S.A., which combines the front-end authorization and back-end accounting and settlement processing of merchants. The condensed financial information for this joint venture as of December 31, 1999 and 1998, and for the years ended December 31, 1999, 1998 and 1997, is summarized as follows:

---------------------------------------------------------------------------
                                                 1999               1998
---------------------------------------------------------------------------
BALANCE SHEET DATA:
    Current assets                          $ 63,066,000         45,761,000
    Total assets                              86,337,000         63,586,000
    Liabilities (all current)                 30,412,000         21,036,000

---------------------------------------------------------------------------
                                1999             1998               1997
---------------------------------------------------------------------------
STATEMENT OF INCOME DATA:
    Revenues                $151,581,000     127,222,000        111,322,000
    Operating income          19,234,000      19,526,000         13,054,000
    Net income*               20,065,000      20,725,000         13,957,000
---------------------------------------------------------------------------

         *Vital is a limited liability company and is taxed in a manner similar to a partnership; therefore, net income related to Vital does not include income tax expense.

NOTE 6 SHAREHOLDERS' EQUITY

STOCK SPLIT: In May 1998, a three-for-two common stock split was effected in the form of a stock dividend. All share and shareholders' equity amounts included herein have been restated to reflect the split for all periods presented.

TREASURY STOCK: In October 1999, the Company announced a plan to purchase up to
1.5 million shares of its common stock from time to time and at various prices over the next two years. Through December 31, 1999, the Company had purchased 77,100 shares for $1.3 million under this plan. At December 31, 1999, 217,467 shares were held as treasury shares at a cost of $1,529,176. At December 31, 1998 and 1997, 181,260 shares at a cost of $300,788 and 229,946 shares at a cost of $377,701, respectively, were held as treasury shares.

         During 1999, certain employees of the Company exercised options for 41,100 shares of common stock that were issued from treasury shares. During 1998 and 1997, employees exercised options for 48,925 and 63,975 shares of common stock, respectively.

LONG-TERM INCENTIVE PLAN: Total System Services, Inc. maintains a Long-Term Incentive Plan (LTI Plan) to attract, retain, motivate and reward employees who make a significant contribution to the Company's long-term success and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company's Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 2.4 million shares of common stock were reserved for distribution under the LTI Plan. Options granted under the LTI Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant. Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years. The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 1999, there were options outstanding under the LTI Plan to purchase 1,599,500 shares of the Company's common stock, of which 423,500 shares were exercisable. There were no shares available for grant at December 31, 1999, under the LTI Plan. Additionally, options (not issued under the LTI Plan) to purchase 37,500 shares of the Company's common stock were outstanding at December 31, 1999, of which 25,000 were exercisable.


         A summary of the status of the Company's options granted as of December 31, 1999, 1998 and 1997, and changes during the years ended on those dates is presented below:

-----------------------------------------------------------------------------------------------------------------------------------
                                                       1999                          1998                          1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                              Weighted                      Weighted                    Weighted
                                                               Average                       Average                     Average
                                              Options      Exercise Price    Options     Exercise Price    Options   Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Options:
Outstanding at beginning of year             1,678,100         $ 12.15      1,727,025         $ 11.86       283,500      $  2.00
Granted                                             --              --             --              --     1,507,500        13.30
Exercised                                      (41,100)           2.00        (48,925)           2.00       (63,975)        2.00
Forfeited/canceled                                  --              --             --              --            --           --
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                   1,637,000         $ 12.41      1,678,100         $ 12.15     1,727,025      $ 11.86
-----------------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end                448,500         $ 10.24        330,100         $  7.60       219,525      $  2.00
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average fair value of options
    granted during the year                                    $    --                        $    --                    $  5.31
-----------------------------------------------------------------------------------------------------------------------------------

         The following table summarizes information about stock options outstanding at December 31, 1999:

------------------------------------------------------------------------------------------------------------
     Number                 Weighted                                     Number
  Outstanding at        Average Remaining       Weighted Average      Exercisable at        Weighted Average
December 31, 1999   Contractual Life in Years    Exercise Price      December 31, 1999       Exercise Price
------------------------------------------------------------------------------------------------------------
      129,500                  2.50                 $  2.00               129,500               $  2.00
       37,500                  9.03                   18.50                25,000                 18.50
    1,470,000                  7.84                   13.17               294,000                 13.17
------------------------------------------------------------------------------------------------------------
    1,637,000                  7.44                 $ 12.41               448,500               $ 10.24
------------------------------------------------------------------------------------------------------------

         The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the unaudited pro forma amounts indicated below:

----------------------------------------------------------------------------
Years Ended December 31,            1999            1998             1997
----------------------------------------------------------------------------
Net income applicable to
common shareholders
        As reported         $   68,592,976       54,831,143       47,478,472
        Pro forma               67,411,857       53,156,712       47,150,775

Basic earnings per share:
        As reported                    .35              .28              .24
        Pro forma                      .35              .27              .24

Diluted earnings per share:
        As reported                    .35              .28              .24
        Pro forma                      .34              .27              .24

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used: dividend yield of 0.0%; expected volatility of 41.6%; risk-free interest rate of 5.87%; and expected lives of 3.95 years for all options.


ACCUMULATED OTHER COMPREHENSIVE INCOME: Comprehensive income for TSYS consists of net income and foreign currency translation adjustments recorded as a component of shareholders' equity. The income tax effects allocated to and the cumulative balance of each component of other comprehensive income are as follows:

---------------------------------------------------------------------------------------------------------------
                                          Balance at                                              Balance at
                                      December 31, 1998     Pretax Amount     Tax Benefit     December 31, 1999
---------------------------------------------------------------------------------------------------------------
Currency translation adjustments        $(1,179,337)          (433,795)         159,424          $(1,453,708)
---------------------------------------------------------------------------------------------------------------


                                          Balance at                                              Balance at
                                      December 31, 1997     Pretax Amount     Tax Benefit     December 31, 1998
---------------------------------------------------------------------------------------------------------------
Currency translation adjustments        $(1,178,182)            (1,155)              --          $(1,179,337)
---------------------------------------------------------------------------------------------------------------

NOTE 7 INCOME TAXES

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

        The components of income tax expense included in the Consolidated Statements of Income were as follows:

---------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                      1999                  1998                  1997
---------------------------------------------------------------------------------------------------------------------------------
Current income tax expense:
        Federal                                                          $ 32,816,025            20,669,630            24,267,412
        State                                                               1,624,604               947,560             1,356,815
---------------------------------------------------------------------------------------------------------------------------------
Total current income tax expense                                           34,440,629            21,617,190            25,624,227
---------------------------------------------------------------------------------------------------------------------------------
Deferred income tax expense (benefit):
        Federal                                                               512,265             5,042,194            (1,460,857)
        State                                                                  30,133               296,600               (85,933)
---------------------------------------------------------------------------------------------------------------------------------
Total deferred income tax expense (benefit):                                  542,398             5,338,794            (1,546,790)
---------------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                 $ 34,983,027            26,955,984            24,077,437
---------------------------------------------------------------------------------------------------------------------------------

        Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes as a result of the following:

---------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                      1999                  1998                  1997
---------------------------------------------------------------------------------------------------------------------------------
Computed "expected" income tax expense                                   $ 36,251,600            28,625,494            25,044,568
Increase (decrease) in income tax expense resulting from:
    State income tax expense, net of federal income tax benefit             1,075,579               808,704               826,073
    Foreign tax credits                                                      (969,000)           (1,473,788)           (1,335,483)
    Other, net                                                             (1,375,152)           (1,004,426)             (457,721)
---------------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                 $ 34,983,027            26,955,984            24,077,437
---------------------------------------------------------------------------------------------------------------------------------

        The tax effects of the significant components of deferred income tax assets and liabilities are presented in the following table:

---------------------------------------------------------------------------------------------------------------------------------
At December 31,                                                                                      1999                   1998
---------------------------------------------------------------------------------------------------------------------------------
Deferred income tax assets:
     Primarily accruals not deductible until paid                                               $  8,200,673            6,016,675
     State income tax credits                                                                      2,621,530                   --
---------------------------------------------------------------------------------------------------------------------------------
Gross deferred income tax assets                                                                  10,822,203            6,016,675
Less valuation allowance                                                                          (1,400,000)                  --
---------------------------------------------------------------------------------------------------------------------------------
Net deferred income tax assets                                                                     9,422,203            6,016,675
---------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
     Computer software development costs                                                         (18,310,745)         (20,029,964)
     Excess tax over financial statement depreciation                                             (6,306,942)          (1,961,901)
     Other, net                                                                                   (4,440,396)          (3,118,292)
---------------------------------------------------------------------------------------------------------------------------------
Gross deferred income tax liability                                                              (29,058,083)         (25,110,157)
---------------------------------------------------------------------------------------------------------------------------------
Net deferred income tax liability                                                               $(19,635,880)         (19,093,482)
---------------------------------------------------------------------------------------------------------------------------------

        As of December 31, 1999, TSYS had state income tax credit carryforwards of $2,621,530. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 1999, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets as of December 31, 1999, was $1,400,000. There was no valuation allowance at December 31, 1998.


NOTE 8 EMPLOYEE BENEFIT PLANS

The Company provides benefits to its employees by allowing employees to participate in certain defined contribution plans. These employee benefit plans are described as follows:

PROFIT SHARING PLAN: The Company's employees are eligible to participate in the Synovus Financial Corp./Total System Services, Inc. (Synovus/TSYS) Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 9% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. TSYS' annual contributions to the plan charged to expense are as follows:

         --------------------------------------
         1999                       $10,992,344
         1998                         8,365,937
         1997                         6,828,175
         --------------------------------------

MONEY PURCHASE PLAN: The Company's employees are eligible to participate in the Synovus/TSYS Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company's contributions to the plan charged to expense are as follows:

         -------------------------------------
         1999                       $8,413,213
         1998                        6,438,388
         1997                        5,294,540
         -------------------------------------

401(K) PLAN: The Company's employees are eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute up to 10% of pretax compensation with a discretionary company contribution up to a maximum of 5% of participant compensation, as defined, based upon the Company's attainment of certain financial goals. The Company's contributions to the plan charged to expense are as follows:

         -------------------------------------
         1999                       $5,443,934
         1998                        1,142,828
         1997                           21,861
         -------------------------------------

Stock Purchase Plan: The Company maintains stock purchase plans for directors and employees, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. TSYS' contributions to these plans charged to expense are as follows:

         -------------------------------------
         1999                       $2,352,505
         1998                        1,862,698
         1997                        1,588,618
         -------------------------------------

POSTRETIREMENT MEDICAL BENEFITS PLAN: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost associated with the plan are not significant to the Company's consolidated financial statements.

NOTE 9  COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS: TSYS is obligated under noncancelable operating leases for computer equipment and facilities. Management expects that, as these leases expire, they will be renewed or replaced by similar leases. In 1997, the Company entered into an operating lease agreement for the Company's new corporate campus. Under the agreement, which is guaranteed by Synovus Financial Corp., the lessor paid for the construction and development costs and has leased the facilities to the Company for a term of three years beginning in November 1999. The lease provides for substantial residual value guarantees and includes purchase options at original cost of the property. The amount of the residual value guarantees relative to the assets under this lease is projected to be $81.4 million. The terms of this lease financing arrangement require, among other things, that the Company maintain certain minimum financial ratios and provide certain information to the lessor.

         The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 1999, are as follows:

        ------------------------------------------------
        2000                                $ 96,739,240
        2001                                  99,353,493
        2002                                  85,029,844
        2003                                  44,741,177
        2004 and thereafter                   35,354,852
        ------------------------------------------------
                                            $361,218,606
        ------------------------------------------------

         Total rental expense under all operating leases in 1999, 1998 and 1997 was $85,928,317, $55,926,412 and $52,765,480, respectively.


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

CONTINGENCIES: The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are adequately covered by insurance, or if not covered, are without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial condition or results of operations of the Company if disposed of unfavorably.

         In November 1998, a class action complaint was filed against NationsBank of Delaware, N.A., in the United States District Court for the Southern District of Mississippi. On March 23, 1999, the named plaintiff amended the complaint and named the Company and certain credit bureaus as defendants in the case. The named plaintiff alleges, among other things, that the defendants failed to report properly the credit standing of each member of the putative class. The named plaintiff has defined the class as all persons and entities within the United States who obtained credit cards from NationsBank and whose accounts were purchased by or transferred to U.S. BankCard and whose accounts were reported to credit bureaus or credit agencies incorrectly in August 1998. The amended complaint alleges negligence, violation of the Fair Credit Reporting Act, breach of the duty of good faith and fair dealing, and seeks declaratory relief, injunctive relief and the imposition of punitive damages. This lawsuit seeks unspecified damages. Though settlement negotiations have occurred, these negotiations have to date not resulted in a definitive settlement agreement among the parties. TSYS is not in a position to determine its possible exposure, if any, as a result of the litigation.

NOTE 10 SUPPLEMENTARY BALANCE SHEET INFORMATION

Significant components of prepaid expenses and other current assets are summarized as follows:

--------------------------------------------------------------------------
                                                1999               1998
--------------------------------------------------------------------------
Contract acquisition costs, net            $ 7,861,069           9,900,416
Prepaid expenses                             9,709,740           7,643,395
Other                                        7,600,519           7,826,793
--------------------------------------------------------------------------
        Total                              $25,171,328          25,370,604
--------------------------------------------------------------------------

         Significant components of other noncurrent assets are summarized as follows:

--------------------------------------------------------------------------
                                                 1999             1998
--------------------------------------------------------------------------
Contract acquisition costs, net            $43,001,304          36,780,395
Investment in joint venture                 35,101,217          28,304,322
Other                                        4,491,635           5,620,764
--------------------------------------------------------------------------
        Total                              $82,594,156          70,705,481
--------------------------------------------------------------------------

         Significant components of other current liabilities are summarized as follows:

--------------------------------------------------------------------------
                                               1999                1998
--------------------------------------------------------------------------
Customer postage deposits                  $14,913,211          14,753,284
Transaction processing provisions            5,445,862           3,941,318
Other                                       31,169,026           8,377,940
--------------------------------------------------------------------------
        Total                              $51,528,099          27,072,542
--------------------------------------------------------------------------

NOTE 11  SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

         Through an online accounting and bankcard data processing system, Total System Services, Inc. provides card processing services to card-issuing institutions in the United States, Mexico, Canada, Honduras and the Caribbean. TSYS' subsidiaries provide support services including correspondence processing, commercial printing and equipment leasing. Segments are identified based on the services provided. Transaction processing services account for more than 85% of financial activity in all of the quantitative thresholds required to be measured under SFAS 131. One subsidiary, whose sole business activity is to provide programming support services to the parent company, was aggregated into transaction processing services.


                                       38



-------------------------------------------------------------------------------------------------------
                                             Transaction               Support
OPERATING SEGMENTS                       Processing Services           Services            Consolidated
-------------------------------------------------------------------------------------------------------
1999
Total revenue                               $ 465,243,321            71,319,006           $ 536,562,327
Intersegment revenue                             (779,800)           (1,856,516)             (2,636,316)
-------------------------------------------------------------------------------------------------------
Revenue from external customers             $ 464,463,521            69,462,490           $ 533,926,011
-------------------------------------------------------------------------------------------------------
Equity in income of joint ventures          $  12,326,609                    --           $  12,326,609
-------------------------------------------------------------------------------------------------------
Segment operating income                    $  88,697,914            11,921,099           $ 100,619,013
-------------------------------------------------------------------------------------------------------
Income tax expense                          $  30,473,569             4,509,458           $  34,983,027
-------------------------------------------------------------------------------------------------------
Net income                                  $  61,159,112             7,433,864           $  68,592,976
-------------------------------------------------------------------------------------------------------
Identifiable assets                         $ 445,504,370            47,704,132           $ 493,208,502
Intersegment eliminations                     (35,704,897)             (154,067)            (35,858,964)
-------------------------------------------------------------------------------------------------------
Total assets                                $ 409,799,473            47,550,065           $ 457,349,538
-------------------------------------------------------------------------------------------------------

1998
Total revenue                               $ 356,744,792            41,330,147           $ 398,074,939
Intersegment revenue                             (502,069)           (1,378,802)             (1,880,871)
-------------------------------------------------------------------------------------------------------
Revenue from external customers             $ 356,242,723            39,951,345           $ 396,194,068
-------------------------------------------------------------------------------------------------------
Equity in income of joint ventures          $  12,974,348                    --           $  12,974,348
-------------------------------------------------------------------------------------------------------
Segment operating income                    $  72,722,361             6,620,511           $  79,342,872
-------------------------------------------------------------------------------------------------------
Income tax expense                          $  24,488,076             2,467,908           $  26,955,984
-------------------------------------------------------------------------------------------------------
Net income                                  $  50,980,990             3,850,153           $  54,831,143
-------------------------------------------------------------------------------------------------------
Identifiable assets                         $ 341,926,653            32,895,850           $ 374,822,503
Intersegment eliminations                     (24,955,949)             (958,242)            (25,914,191)
-------------------------------------------------------------------------------------------------------
Total assets                                $ 316,970,704            31,937,608           $ 348,908,312
-------------------------------------------------------------------------------------------------------

1997
Total revenue                               $ 330,137,416            31,988,727           $ 362,126,143
Intersegment revenue                              (76,038)             (550,706)               (626,744)
-------------------------------------------------------------------------------------------------------
Revenue from external customers             $ 330,061,378            31,438,021           $ 361,499,399
-------------------------------------------------------------------------------------------------------
Equity in income of joint ventures          $   9,347,183                    --           $   9,347,183
-------------------------------------------------------------------------------------------------------
Segment operating income                    $  64,495,841             4,780,657           $  69,276,498
-------------------------------------------------------------------------------------------------------
Income tax expense                          $  22,186,324             1,891,113           $  24,077,437
-------------------------------------------------------------------------------------------------------
Net income                                  $  44,584,665             2,893,807           $  47,478,472
-------------------------------------------------------------------------------------------------------
Identifiable assets                         $ 289,094,906            32,158,029           $ 321,252,935
Intersegment eliminations                     (24,333,886)              (61,112)            (24,394,998)
-------------------------------------------------------------------------------------------------------
Total assets                                $ 264,761,020            32,096,917           $ 296,857,937
-------------------------------------------------------------------------------------------------------

GEOGRAPHIC AREA DATA: The following geographic data represent revenues based on the geographic locations of customers. Substantially all property and equipment is located in the United States.


-------------------------------------------------------------------------------------------------------
                                                 1999                   1998                     1997
-------------------------------------------------------------------------------------------------------
United States                               $ 493,231,724           376,303,345             341,901,236
Mexico                                         15,954,041            17,362,650              18,365,222
Canada                                         22,531,042             1,838,322                 659,783
Other                                           2,209,204               689,751                 573,158
-------------------------------------------------------------------------------------------------------
      Totals                                $ 533,926,011           396,194,068             361,499,399
-------------------------------------------------------------------------------------------------------


MAJOR CUSTOMERS: For the years ended December 31, 1999, 1998 and 1997, two major customers accounted for approximately 29%, 34% and 35% of total revenues, respectively. One of these customers provided 16%, or $86.9 million, of total revenues in 1999; 21%, or $82.3 million, in 1998; and 20%, or $70.3 million, in 1997. The other major customer accounted for 13%, or $69.3 million, of total revenues in 1999; 13%, or $53.1 million, in 1998; and 15%, or $55.0 million, in 1997. Revenues from major customers for the years reported are attributable to all reporting segments.

NOTE 12  ACQUISITION

Effective January 1, 1999, TSYS acquired Partnership Card Services (PCS) from its majority shareholder, Columbus Bank and Trust Company, the flagship bank of Synovus Financial Corp., in exchange for 854,042 newly issued shares of TSYS common stock with a market value of approximately $20.1 million. Prior to the acquisition by TSYS, PCS operated as a division of CB&T, providing services such as credit, collection and customer service to card-issuing financial institutions, including CB&T. The business of PCS has become part of TSYS' wholly owned subsidiary, TSI.

         Because the acquisition of PCS was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in a manner similar to a pooling of interests and has reflected the results of operations of PCS in the Company's financial statements beginning January 1, 1999.

         Presented below are the pro forma consolidated results of TSYS' operations for the years 1998 and 1997, as though the acquisition of PCS had occurred at the beginning of 1997, compared to TSYS' actual consolidated results of operations for 1999.

------------------------------------------------------------------------------------
                                            Years Ended December 31,
                                  1999                  1998                  1997
------------------------------------------------------------------------------------
Revenues                      $533,926,011          410,417,905          367,244,690
------------------------------------------------------------------------------------
Net Income                      68,592,976           56,408,790           48,395,247
------------------------------------------------------------------------------------
Earnings per share -
   basic and diluted                   .35                  .29                  .25
------------------------------------------------------------------------------------


REPORT OF INDEPENDENT AUDITORS

[KPMG LOGO]                                           303 Peachtree Street, N.E.
                                                      Suite 2000
                                                      Atlanta, GA 30308


The Board of Directors
Total System Services, Inc.:

         We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

January 11, 2000


REPORT OF FINANCIAL RESPONSIBILITY

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

/s/ Richard W. Ussery                                                     /s/ James B. Lipham
---------------------------------------------------                       -----------------------------------
    Richard W. Ussery                                                         James B. Lipham
    Chairman of the Board & Chief Executive Officer                           Executive Vice President & Chief Financial
                                                                                Officer

/s/ Dorenda K. Weaver                                                     /s/ Ronald L. Barnes
---------------------------------------------------                       -----------------------------------
    Dorenda K. Weaver                                                         Ronald L. Barnes
    Senior Vice President & Controller                                        Senior Vice President & General Auditor


QUARTERLY FINANCIAL DATA, STOCK PRICE, DIVIDEND INFORMATION

TSYS' common stock trades on the New York Stock Exchange (NYSE) under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of February 11, 2000, there were 10,404 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

         The fourth quarter dividend of $.01 per share was declared on December 13, 1999, and was paid January 3, 2000, to shareholders of record on December 23, 1999. Total dividends declared in 1999 and in 1998 amounted to $7.8 million and $7.3 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

     PRESENTED HERE IS A SUMMARY OF THE UNAUDITED QUARTERLY FINANCIAL DATA
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998.

REVENUES                                     NET INCOME
(Millions of Dollars)                        (Millions of Dollars)
          1999           1998                               1999      1998
QTR 1     $115.3         $ 96.3              QTR 1          $12.9     $10.3
QTR 2     $137.0         $ 91.5              QTR 2          $18.4     $11.7
QTR 3     $137.8         $ 99.4              QTR 3          $16.9     $15.2
QTR 4     $143.8         $109.0              QTR 4          $20.3     $17.8

          [GRAPH OMITTED]                                 [GRAPH OMITTED]



--------------------------------------------------------------------------------------------------------------------
                                                     First              Second               Third            Fourth
(in thousands except per share data)                Quarter             Quarter             Quarter          Quarter
--------------------------------------------------------------------------------------------------------------------
1999 Revenues ..............................    $115,311             136,992             137,827          143,796
     Operating income ......................      19,242              27,636              23,881           29,860
     Net income ............................      12,949              18,436              16,934           20,274
     Basic earnings per share ..............         .07                 .09                 .09              .10
     Diluted earnings per share ............         .07                 .09                 .09              .10
     Cash dividends declared per share .....         .01                 .01                 .01              .01
     Stock prices:
     High ..................................          26 1/4              20 7/8              19 5/8           19
     Low ...................................          18 1/4              17 9/16             14 1/8           15
--------------------------------------------------------------------------------------------------------------------------
1998 Revenues ..............................    $ 96,318              91,469              99,402          109,005
     Operating income ......................      14,580              16,433              22,139           26,191
     Net income ............................      10,250              11,650              15,172           17,759
     Basic earnings per share ..............         .05                 .06                 .08              .09
     Diluted earnings per share ............         .05                 .06                 .08              .09
     Cash dividends declared per share .....        .008                 .01                 .01              .01
     Stock prices:
     High ..................................          21 7/16             23 15/16            21 7/16          24 3/16
     Low ...................................          15                  18 7/16             14 13/16         14 7/16
--------------------------------------------------------------------------------------------------------------------------


