Form 10-K, Exhibit 13
period 2000-12-31
TOTAL SYSTEM SERVICES INC
filed 2001-03-21
CIK 721683

SELECTED FINANCIAL DATA


The following comparisons highlight significant historical trends in TSYS' results of operations and financial condition. Total revenues and net income have grown over the last five years at compounded annual growth rates of 19.2% and 25.3%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS as evidenced by the current ratio of 1.4:1 at December 31, 2000, and increased shareholders' equity. The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report.


--------------------------------------------------------------------------------------------------------------------
                                                                  Years Ended December 31,
                                                       -------------------------------------------------------------
(in thousands except per share data)                      2000         1999        1998         1997         1996
--------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Revenues:
        Bankcard data processing services              $ 505,935      456,840     350,310      324,718      277,870
        Other services                                    95,358       77,086      45,884       36,781       33,778
--------------------------------------------------------------------------------------------------------------------
                Total revenues                           601,293      533,926     396,194      361,499      311,648
--------------------------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense             235,670      207,618     160,855      147,438      124,259
        Net occupancy and equipment expense              162,906      151,964     105,658       94,685       82,118
        Other operating expenses                          90,111       86,052      63,312       59,447       53,368
--------------------------------------------------------------------------------------------------------------------
                Total operating expenses                 488,687      445,634     329,825      301,570      259,745
--------------------------------------------------------------------------------------------------------------------
        Equity in income of joint ventures                15,586       12,327      12,974        9,347        7,094
--------------------------------------------------------------------------------------------------------------------
                Operating income                         128,192      100,619      79,343       69,276       58,997
--------------------------------------------------------------------------------------------------------------------
Nonoperating income:
        Gain (loss) on disposal of property and
                equipment, net                            (1,422)         798         (48)         (36)          31
        Interest income, net of expense                    5,037        2,159       2,492        2,315        1,416
        Minority interest in subsidiary's net income         (99)        --          --           --           --
--------------------------------------------------------------------------------------------------------------------
                Total nonoperating income                  3,516        2,957       2,444        2,279        1,447
--------------------------------------------------------------------------------------------------------------------
                Income before income taxes               131,708      103,576      81,787       71,555       60,444
Income taxes                                              46,065       34,983      26,956       24,077       21,007
--------------------------------------------------------------------------------------------------------------------
                Net income                             $  85,643       68,593      54,831       47,478       39,437
====================================================================================================================
                Basic earnings per share               $     .44          .35         .28          .24          .20
====================================================================================================================
                Diluted earnings per share             $     .44          .35         .28          .24          .20
====================================================================================================================
Cash dividends declared per share                      $    .048         .040        .038         .030         .030
====================================================================================================================
Weighted average common shares outstanding               194,785      194,913     194,020      193,956      193,931
====================================================================================================================
Weighted average common and common
                equivalent shares outstanding            195,265      195,479     194,669      194,239      194,177
====================================================================================================================


--------------------------------------------------------------------------------
                                             December 31,
                         -------------------------------------------------------
(in thousands)             2000      1999       1998       1997        1996
--------------------------------------------------------------------------------
Balance Sheet Data:
Total assets           $604,393    466,772    354,925    300,758    250,315
Working capital          63,655     76,414     60,472     70,899     52,274
Total long-term debt       --          204        342        475        676
Shareholders' equity    409,014    334,292    270,354    221,255    178,878


                            TSYS ANNUAL REPORT 2000                           19

     The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data presented on page 19:


--------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage Change
                                                                                                in Dollar Amounts
                                                                                                ------------------
                                                                Percentage of Total Revenues     2000     1999
                                                                    Years Ended December 31,      vs       vs
                                                                ----------------------------
                                                                    2000      1999    1998       1999     1998
--------------------------------------------------------------------------------------------------------------------

Revenues:
        Bankcard data processing services                           84.1%     85.6    88.4       10.7     30.4
        Other services                                              15.9      14.4    11.6       23.7     68.0
---------------------------------------------------------------------------------------------
                Total revenues                                     100.0     100.0   100.0       12.6     34.8
---------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense                        39.2      38.9    40.6       13.5     29.1
        Net occupancy and equipment expense                         27.1      28.5    26.7        7.2     43.8
        Other operating expenses                                    15.0      16.1    15.9        4.7     35.9
---------------------------------------------------------------------------------------------
                Total operating expenses                            81.3      83.5    83.2        9.7     35.1
---------------------------------------------------------------------------------------------
        Equity in income of joint ventures                           2.6       2.3     3.2       26.4     (5.0)
---------------------------------------------------------------------------------------------
                Operating income                                    21.3      18.8    20.0       27.4     26.8
---------------------------------------------------------------------------------------------
Nonoperating income:
        Gain (loss) on disposal of property and equipment, net      (0.2)      0.2    (0.0)        nm      nm
        Interest income, net of expense                              0.8       0.4     0.6      133.3    (13.4)
        Minority interest in subsidiary's net income                (0.0)      --      --          nm      --
---------------------------------------------------------------------------------------------
                Total nonoperating income                            0.6       0.6     0.6       18.9     21.0
---------------------------------------------------------------------------------------------
                Income before income taxes                          21.9      19.4    20.6       27.2     26.6
Income taxes                                                         7.7       6.6     6.8       31.7     29.8
---------------------------------------------------------------------------------------------
                Net income                                          14.2%     12.8    13.8       24.9     25.1
=============================================================================================

nm = not meaningful

Financial Review
This Financial Review provides a discussion of the results of operations, financial condition, liquidity and capital resources of TSYS and outlines the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes and Selected Financial Data are an integral part of this Financial Review and should be read in conjunction with it.

Results of Operations
Revenues
TSYS' revenues are derived from providing bankcard data processing and related services to banks and other institutions, generally under long-term processing contracts. TSYS' services are provided through the Company's cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States, Mexico, Canada, Honduras and the Caribbean. TSYS will begin offering its services to financial institutions in Europe in 2001. The Company currently offers merchant services to financial institutions and other organizations in Japan.
     Bankcard data processing revenues are generated primarily from charges based on the number of accounts billed, transactions and authorizations processed, statements mailed, credit bureau requests, credit cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value and commercial card accounts. Due to the number of cardholder accounts processed by TSYS and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to bankcard data processing services have continued to grow. Processing contracts with large clients, representing a significant portion of the Company's total revenues, generally provide for discounts on certain services based on the size and activity of clients' portfolios. Therefore, bankcard data processing revenues and the related margins are influenced by the client mix relative to the size of client card portfolios, as well as the number and activity of individual cardholder accounts processed for each client.
     Due to the somewhat seasonal nature of the credit card industry, TSYS' revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth in card portfolios of existing clients, the conversion of cardholder accounts of new clients to the Company's processing platforms, and the loss of cardholder accounts impact the results of operations from period to period. Another factor, among others, which may affect TSYS' revenues and results of operations from time to time is the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another third-party processor. Consolidation in the financial services industry could favorably or unfavorably impact TSYS' financial condition and results of operations in the future.
     The Company's revenues are also impacted by the use of value added products and services of TSYS' processing systems by clients. Value added products and services are optional features each client can choose to subscribe to in order to increase the financial performance of its portfolio. For the years ended December 31,

20

2000, 1999 and 1998, value added products and services represented 12.4%, 11.5% and 10.9% of total revenues, respectively. Revenues from these products and services were up 22.2%, or $13.6 million, for 2000, compared to 1999, and were up 43.9%, or $18.9 million, for 1999 compared to 1998.
     The average number of cardholder accounts on file increased 7.9% to 194.6 million in 2000, compared to 180.4 million in 1999, which represented a 78.4% increase over 101.1 million in 1998. At December 31, 2000, TSYS' cardholder accounts on file were approximately 195.2 million, compared to 206.2 million and
117.6 million at December 31, 1999 and 1998, respectively. The change in cardholder accounts on file at December 31, 2000, as compared to December 31, 1999, included the deconversion of 36.9 million accounts of Universal Card Services (UCS) and others, the purging of inactive accounts, the addition of approximately 24.8 million accounts attributable to the internal growth of existing clients, and approximately 1.1 million accounts added for new clients.
     The Company provides card processing services to its clients including debit, commercial, retail, stored value and consumer cards. Commercial cards include purchasing cards, corporate cards and fleet cards for employees. Retail cards include private label and gift cards. Consumer cards include Visa and MasterCard bank and debit cards as well as stored value cards. The following table summarizes TSYS' accounts on file by portfolio type:


                                                       Percent   Percent
 Accounts on                                            Change    Change
 File by Type                                           2000 vs  1999 vs
 (in millions)       2000       1999       1998          1999      1998
-------------------------------------------------------------------------
Consumer             90.7      106.7          94.9      (15.0)     12.4
Retail               90.1       88.7          14.1        1.5     527.8
Commercial           14.4       10.8           8.6       33.2      26.0
--------------------------------------------------
Total               195.2      206.2         117.6       (5.3)     75.4
                    ==============================


     Based upon its available market share data, the Company estimated it has a 25% market share of the domestic consumer card processing arena; an 87% share of the Visa and MasterCard domestic commercial card processing market; a 17% share of the domestic retail card processing market; and a 2% market share of the U.S. off-line debit processing market at the end of 2000. TSYS competes with other third-party bankcard processors, as well as "in-house" processors. The Company believes its areas for continued growth will be realized as in-house processors discover the overall cost benefits of outsourcing the processing of their owned portfolios to third-party processors.
     At December  31,  2000,  TSYS was  processing  approximately  90.7  million consumer card accounts, a 15.0% decrease from the approximately 106.7 million being processed at year-end 1999, which was a 12.4% increase over the 94.9 million at year-end 1998. Future growth in consumer card revenue is dependent upon increased card activity--primarily debit cards--and continued internal growth in clients' portfolios.
     In 1999, as a result of the completion of the conversions of the account portfolios for Sears and Nordstrom, TSYS became a leading third-party processor of retail accounts. At December 31, 2000, TSYS was processing approximately 90.1 million retail card accounts, a 1.5% increase over the approximately 88.7 million being processed at year-end 1999, which represented a 527.8% increase over the 14.1 million at year-end 1998. The 1.4 million increase in retail accounts in 2000 was net of seven million inactive Sears accounts converted to a MasterCard portfolio. Traditional retail card operations are beginning to increase the activity of their portfolios by converting inactive accounts to Visa/MasterCard bankcards. TSYS is able to provide its extensive bankcard processing tools and techniques, as well as value-added functionality, to traditional retail card operations allowing better segmentation and potentially increased profitability for clients. In November 2000, TSYS announced a multiyear agreement with Target Stores to process the retailer's new consumer Visa Card.
     Since 1994, TSYS has provided processing services for commercial cards. At December 31, 2000, TSYS was processing approximately 14.4 million commercial card accounts, a 33.2% increase over the approximately 10.8 million being processed at year-end 1999, which was a 26.0% increase over the 8.6 million at year-end 1998. In 1998, TSYS added the U.S. General Services Administration's contracts for commercial card services. Future growth in commercial card revenue will mainly result from increased card activity as more business purchasing is transacted electronically and as additional firms realize the benefits of converting their paper-based purchasing systems to electronic transactions.
     TSYS provides processing services to its clients worldwide. TSYS plans to continue to expand its service offerings to other countries in the future. In 2000, the Company announced the signing of The Royal Bank of Scotland Group plc (Royal Bank) and Allied Irish Banks plc (AIB) to multiyear processing agreements. The portfolios of both clients, approximately seven million accounts, are expected to be fully converted by the third quarter of 2001. The following table summarizes TSYS accounts on file by region:


                                                       Percent   Percent
 Accounts on File                                       Change    Change
  by Region                                             2000 vs  1999 vs
 (in millions)       2000       1999       1998          1999      1998
-------------------------------------------------------------------------
 Domestic           178.4      190.4         113.8       (6.3)     67.3
 International       16.8       15.8           3.8        6.1     316.0
--------------------------------------------------
 Total              195.2      206.2         117.6       (5.3)     75.4
                    ==============================

     A significant amount of the Company's revenues is derived from long-term contracts with large clients, including certain major customers. Two of the Company's clients, NationsBank and Bank of America, merged effective September 30, 1998. The new parent company of these entities is Bank of America Corporation. In September 1999, TSYS announced a new ten-year agreement with the combined entity to continue processing its credit card portfolio until 2009. The combination of NationsBank and Bank of America under a single processing agreement with TSYS reduced TSYS' revenues in 1999 and will reduce the Company's revenues in future years because together NationsBank and Bank of America will be entitled to receive greater volume-based discounts than either would be entitled to receive standing alone. Bank of America accounted for approximately 15%, 16% and 21% of total revenues for the years ended December 31, 2000, 1999 and 1998, respectively. The loss of Bank of America, or any other major or significant clients, could have a material adverse effect on the Company's financial condition and results of operations.
     Near the end of the first quarter of 1998, AT&T completed the sale of UCS to CITIBANK, a part of Citigroup. CITIBANK accounted for approximately 13% of total revenues for each of the years ended December 31, 1999 and 1998. On February 26, 1999, CITIBANK notified TSYS of its decision to terminate UCS' processing agreement with TSYS for consumer credit card accounts at the end of its original term on August 1, 2000. Although it remains a client, CITIBANK was not a major customer of the Company for the year ended December 31, 2000.
     The  Company  has  a  long-term  processing   relationship  with  Providian
Financial Corporation (Providian), considered one of the largest bankcard providers in the nation. In August 1998, the Company and Providian agreed to an extension of their processing agreement until 2004. Providian accounted for approximately



                            TSYS ANNUAL REPORT 2000                           21


11% of total revenues for the year ended December 31, 2000. Providian was not a major customer in 1999 and 1998.
     In May 1998, the Company announced the signing of a long-term processing agreement with Sears, Roebuck and Co. to convert and process its 65 million retail accounts. TSYS successfully converted the first 7.2 million of these accounts to TS2 in October 1998 and completed the conversion in May 1999. In January 2000, the Company announced a one-year extension of its long-term retail processing agreement with Sears until 2010. Sears accounted for approximately 10% of total revenues for the year ended December 31, 2000. Sears was not a major customer in 1999 and 1998.
     In March 2000, the Company announced its intention to launch a new, wholly owned subsidiary, DotsConnect, Inc. (DotsConnect), to focus exclusively on the electronic payments (e-payments) market. DotsConnect delivers premier e-payments software that allows buyers and sellers to conduct commerce electronically. DotsConnect is headquartered in Columbus, Georgia, with an additional office in Atlanta, Georgia. DotsConnect commenced operations on May 1, 2000, with approximately 30 team members comprising the initial DotsConnect team.
     In August 2000, the Company announced that it had entered the Asian card market by purchasing a controlling equity interest in GP Network Corporation (GP
Net), an established electronics payment company for more than 100,000 merchants in Japan. TSYS also announced the opening of a branch office in Japan to facilitate its marketing of processing services for card-issuing financial institutions and retailers. GP Net's revenues are included in bankcard processing revenues.
     Revenues from other services consist primarily of revenues generated by TSYS' wholly owned subsidiaries, Columbus Depot Equipment Company (CDEC), TSYS Total Solutions, Inc. (TSI), and Columbus Productions, Inc. (CPI). CDEC provides TSYS clients with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. TSI provides TSYS clients and others with mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client service, collections and account solicitation services. CPI provides full-service commercial printing services to TSYS clients and others.
     Effective January 1, 1999, TSYS acquired Partnership Card Services (PCS) from its majority shareholder, Columbus Bank and Trust Company (CB&T), the flagship bank of Synovus Financial Corp. (Synovus). The business of PCS has become part of TSYS' wholly owned subsidiary, TSI.
     Revenues from other services increased $18.3 million, or 23.7%, in 2000, compared to 1999, which increased $31.2 million, or 68.0%, compared to 1998. The majority of revenues from other services are generated by TSI.

[Omitted Bankcard Revenues Graph is represented by the following table.]

BANKCARD REVENUES
(Millions of Dollars)

96             $277.9
97              324.7
98              350.3
99              456.8
00              505.9

Operating Expenses
As a percentage of revenues, operating expenses decreased in 2000 to 81.3%, compared to 83.5% and 83.2% for 1999 and 1998, respectively. The principal decreases in operating expenses as a percentage of revenue in 2000 as compared to 1999 resulted from a concerted emphasis on expense control, the focus on improved processes and reduction in contract acquisition costs. Operating expenses were $488.7 million in 2000, compared to $445.6 million in 1999 and $329.8 million in 1998.
     Salaries and other personnel expense increased 13.5% in 2000 over 1999, which is a reduced rate when compared to an increase of 29.1% in 1999 over 1998. A significant portion of TSYS' operating expenses relates to salaries and other personnel costs. During 2000, the average number of employees increased to 4,606, compared to 4,106 in 1999 and 3,382 in 1998. The change in total employment costs consists of increases of $37.2 million, $61.7 million and $32.8 million in 2000, 1999 and 1998, respectively. The increase in total employment costs is associated with the growth in the number of employees, normal salary increases and related employee benefits. These increases were reduced by $9.1 million, $14.9 million and $19.4 million in 2000, 1999 and 1998, respectively, invested in software development costs and contract acquisition costs.
     Due to the importance of technology to its business, a significant portion of TSYS' employees are programmers - approximately 20.2% in 2000, compared to 22.7% and 26.0% in 1999 and 1998, respectively. The decrease in the percentage of programmers is primarily the result of the increased number of nonprogramming personnel through the Company's wholly owned subsidiary, TSI.
     The Company participates in the state of Georgia's incentive program called Intellectual Capital Partnership Program (ICAPP). ICAPP is a commitment by the state of Georgia for classrooms, teachers, computer equipment and high-tech training designed to meet Georgia businesses' needs for technical analysts, computer systems personnel and mainframe programmers. As of December 31, 2000, approximately 648 graduates of ICAPP had become full-time employees of TSYS. The Company considers ICAPP to be a very successful program and plans to continue to utilize ICAPP in the future to fulfill entry-level programming and other technical positions. Although TSYS has not experienced any difficulty in recruiting programming personnel, there can be no assurance that TSYS will be able to continue to recruit, hire and retain sufficient numbers of technical personnel necessary to support its continued growth.
     Net occupancy and equipment expense increased 7.2% in 2000 over 1999, compared to 43.8% in 1999 over 1998. Computer equipment and software rentals, which represent the largest component of net occupancy and equipment expense, remained the same in 2000 compared to 1999, and increased $27.5 million, or 51.5%, in 1999 compared to 1998. Due to rapidly changing technology in computer equipment and software, TSYS' equipment and software needs are fulfilled primarily through operating leases. In anticipation of the deconversion of a significant client in 2000, TSYS made a concerted effort to improve processing productivity and implemented significant cost controls. During 1999 and the last half of 1998, the Company made significant investments in computer software licenses related to the new data center located in east Columbus to accommodate increased volumes and expected growth in the number of accounts associated with new and existing clients. As additional software licenses are acquired, net occupancy and equipment expense may increase as a result of the amortization of these new licenses.
     TSYS continues to monitor and assess its building and equipment needs as it positions itself for future growth and expansion. The Company has entered into an operating lease agreement relating to its corporate campus. Under the agreement, the lessor purchased the properties, paid the construction and development costs and leased the facilities to the Company. The lease provides for substantial residual value guarantees and includes purchase options at the original cost of the property. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are the obligations of the Company. The Company began moving personnel into the campus facility in December 1998, and had completed the move of a substantial number of its personnel by the end of the third quarter of 1999. With the move to the corporate campus, the Company did not renew leases on certain facilities. The increase in net occupancy and equipment expenses related to occu-

22

pying the campus was $9.6 million in 2000 and $6.4 million in 1999, net of the relinquished lease obligations.
     In addition, TSYS began an expansion of its operations center in north Columbus during 1997, which was completed in 1998. The Company moved its card production services from downtown Columbus into the new addition in December 1998. A separate building was completed on the North Center property in 1997 to serve as TSI's headquarters.
     In 1998, TSYS also purchased 18 acres of land containing a 104,000 square-foot building in east Columbus. The building was prepared as an additional data center (East Center) and placed in service during the fourth quarter of 1998.
     In 1999, TSYS opened an office in London which currently serves as the headquarters for TSYS' European operations. During the second quarter of 2000, TSYS announced its intention to open a European data center in the United Kingdom. TSYS signed an agreement with InTechnology plc for data center services in Europe.
     In December 2000, TSYS purchased a 40,000 square-foot building and equipment in York, England for approximately $13.0 million. The building will house client service personnel for TSYS Europe. The Company has leased back 17,000 of the 40,000 square-foot building to the previous owner.
     Other operating expenses increased 4.7% in 2000 compared to 1999 and 35.9% in 1999 compared to 1998. The decrease in the growth rate of other operating expenses in 2000 is primarily due to a decline in the amortization of contract acquisition costs which were $7.5 million, $12.3 million and $6.9 million in 2000, 1999 and 1998, respectively.

Equity in Income of Joint Ventures
TSYS' share of income from its equity in joint ventures was $15.6 million, $12.3 million and $13.0 million for 2000, 1999 and 1998, respectively. The increase in 2000 is primarily the result of Vital's improved operating results in 2000 and an increase in operating results in 2000 from Total System Services de Mexico, S.A. de C.V. (TSYS de Mexico). There remains uncertainty in the Mexican economy which management continues to monitor.
     The Company is restructuring its Mexican joint venture agreement whereby TSYS will process for the member banks directly instead of processing through the joint venture. The joint venture will continue to print statements and provide card-issuing services to the joint venture clients. The new restructured arrangement is expected to take place during the first quarter of 2001. The net effect of the restructuring will be minimal and should result in a decrease in equity in income of joint ventures while bankcard processing revenues should increase.

Operating Income
Operating income increased 27.4% to $128.2 million in 2000, compared to $100.6 million in 1999, an increase of 26.8% over 1998 operating income of $79.3 million. Excluding equity in income of joint ventures, operating income increased 27.5% to $112.6 million, compared to $88.3 million in 1999, an increase of 33.0% over the amount for 1998 of $66.4 million. The operating income margin increased to 21.3% in 2000, compared to 18.8% and 20.0% in 1999 and 1998, respectively. The increase in the operating margin was the result of revenues increasing at a faster rate than operating expenses in 2000.

Nonoperating Income
Nonoperating income increased in 2000 over 1999 primarily due to the amount of interest the Company earned on its cash investments. Interest income for 2000 was $5.1 million, a 131.7% increase compared to $2.2 million in 1999, which was a 13.0% decrease compared to $2.5 million in 1998. The variation in interest income is primarily attributable to the fluctuations in the cash available for investment.

Income Taxes
Income tax expense was $46.1 million, $35.0 million and $27.0 million in 2000, 1999 and 1998, respectively, representing effective income tax rates of 35.0%, 33.8% and 33.0%, respectively. The Company expects its tax rates in the future to increase slightly primarily as a result of federal and state tax credits being relatively fixed in amount while pretax income is expected to grow.

Net Income
Net income increased 24.9% to $85.6 million (basic and diluted earnings per share of $.44) in 2000, compared to 1999. In 1999, net income increased 25.1% to $68.6 million (basic and diluted earnings per share of $.35), compared to $54.8 million (basic and diluted earnings per share of $.28) in 1998.

Projected Outlook 2001
TSYS expects an increase in net income for 2001 over 2000 of approximately 20%. This anticipated increase in net income is based in part upon the following assumptions: a 10-12% internal growth rate for existing Visa and MasterCard consumer card clients; an approximately 50% increase in international revenues on an annualized basis; an aggressive focus on expense control and productivity improvement; the successful implementation and market acceptance of new product offerings, including stored value and e-commerce; and an increase in the total cardholder base to approximately 220 million accounts.
     TSYS expects the second half of 2001 to be more robust than the first half of 2001 due, in part, to the scheduled conversions of Royal Bank's and AIB's portfolios. There are some events that will dilute the first half's earnings, including:
     . Infrastructure costs of global expansion. TSYS will incur personnel and equipment costs associated with establishing its international processing center in England, as well as initiating a branch office in Japan.
     . The CITIBANK deconversion of the UCS portfolio to its in-house processing system in August 2000. On a comparative basis, revenues for the first half of 2001 will not include revenues from the UCS portfolio when compared to the first half of 2000 which does include those revenues.

Extended Financial Outlook 2002-2003
With the continued expansion of our businesses both domestically and internationally, market acceptance of our stored value products and e-commerce enabling systems, and aggressive expense management, we expect to increase our annual net income by 20-25% in each of the years 2002 and 2003. TSYS' strategic plan has identified growth strategies that are expected to enable the Company to achieve the following 2003 financial goals: 300 million cardholder accounts on file and $1 billion in total revenue; 20% of total revenue derived from international sources; 23% operating margin; and 20-25% annual increase in net income.

Financial Condition, Liquidity and Capital Resources
The Consolidated Statements of Cash Flows show the Company's cash flows from operating, investing and financing activities. TSYS' primary methods for funding its operations and growth have been cash flows generated from operations, lease financing and the occasional use of borrowed funds to supplement financing of capital expenditures. TSYS' net cash provided by operating activities in 2000 was $166.3 million, compared to $134.5 million in 1999 and $62.9 million in 1998. The major uses of cash flows provided by operations have been the internal development and purchase of computer software; the addition of property and equipment, primarily computer equipment; investments in contract acquisition costs associated with obtaining and serving new clients; and the payment of cash dividends.


                            TSYS ANNUAL REPORT 2000                           23


     Capital expenditures for property and equipment were $31.8 million in 2000, compared to $19.8 million in 1999 and $37.0 million in 1998. Expenditures for purchased computer software were $66.8 million in 2000, compared to $42.3 million in 1999 and $29.5 million in 1998. Additions to capitalized software development costs, including enhancements to and development of TS2 processing systems, were $5.9 million in 2000, $11.9 million in 1999 and $10.0 million in 1998. During 1998, TSYS purchased and leased computer hardware and related equipment, including software, to establish the East Center data center and to accommodate future growth.
     The Company's investments in contract acquisition costs were $41.7 million in 2000, $15.8 million in 1999 and $20.1 million in 1998. These amounts include cash payments for processing rights and other direct salary related costs incurred in connection with contracts. In the fourth quarter of 1999, the Company made a payment representing a contract acquisition cost of $10.0 million to a prospective client. Under the terms of the arrangement, the prospective client agreed to repay the $10.0 million in the event a processing agreement was not executed by July 1, 2000. Subsequently, the prospective client announced its intention to exit the credit card business and completed the sale of its accounts in 2000. In June 2000, the parent of the prospective client repaid the $10.0 million advance by obtaining a five-year loan from CB&T. TSYS has agreed to guarantee the loan.
     At December 31, 2000, TSYS' carrying value in its investment in TSYS de Mexico was $8.5 million. TSYS reflects currency translation adjustments for its Mexican joint venture as an adjustment to the Company's equity investment in TSYS de Mexico and in accumulated other comprehensive income. The Company had a currency translation adjustment of $312,000 and $425,000 related to TSYS de Mexico in 2000 and 1999, respectively.
     On January 1, 1999, TSYS acquired PCS from its majority shareholder, CB&T, the flagship bank of Synovus, in exchange for 854,042 newly issued shares of TSYS common stock. PCS operated as a division of CB&T, providing services such as credit, collection and client service to card-issuing financial institutions, including CB&T. PCS has become part of TSYS' wholly owned subsidiary, TSI. This transaction increased CB&T's ownership of TSYS to 80.8% in 1999.
     In October 1999, the Company announced a plan to purchase up to 1.5 million shares of its common stock from time to time and at various prices over the next two years. During 2000, the Company purchased 130,400 shares for $2.1 million, bringing the total amount purchased to 207,500 shares for $3.4 million under this plan. Total dividends declared on TSYS common stock were $9.3 million in 2000, $7.8 million in 1999 and $7.3 million in 1998. In April 2000, the Company increased its quarterly dividend by 25.0% to $.0125 per share from $.01 per share. In April 1998, the Company increased its quarterly dividend by 33.3% to $.01 per share from $.0075 per share.
     In 1997, the Company entered into an operating lease agreement relating to the new corporate campus. Under the agreement, the lessor purchased the land, paid for construction and development costs and leased the property to the Company. The lease provides for a substantial residual value guarantee, up to $81.4 million, and includes purchase options at the original cost of the property. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company.
     In July 2000, TSYS broke ground on a 32,000 square foot childcare facility which will be located on the northeast corner of the campus. The facility is expected to cost approximately $5.0 million and is scheduled to open during the third quarter of 2001.
     In addition, TSYS completed two construction projects in 1998 costing approximately $25 million - the North Center expansion and the construction of an additional state-of-the-art data center, the East Center.
     In September 1999, Synovus completed the acquisition of the debt collection and bankruptcy management business offered by Wallace & de Mayo. The services provided by Wallace & de Mayo include recovery collections work, bankruptcy process management, legal account management and skip tracing. These services are being marketed under the name TSYS Total Debt Management, Inc. through the Company and its wholly owned subsidiary, TSI, for which Synovus paid TSYS a management fee of $505,000 for 2000.
     In May 2000, Synovus completed the acquisition of ProCard, Inc., a provider of software and Internet tools designed to assist organizations with the management of purchasing, travel and fleet card programs. Synovus' acquisition of ProCard offers TSYS the opportunity to further expand its services to ProCard's clients. ProCard's software solutions will be integrated into TSYS' processing solutions. The Company is assisting in managing ProCard, for which the Company was paid a management fee of $177,000 by Synovus in 2000.
     In the third quarter of 2000, TSYS signed a ten-year contract with Royal Bank. In conjunction with the requirements of its contract, TSYS paid $37.8 million in contract acquisition costs to Royal Bank. In anticipation of the signing of a contract, TSYS entered into a forward exchange contract in June 2000 which provided for $20 million to be converted into British Pounds Sterling at a rate of 1.5187 any time between July 3, 2000 and September 29, 2000. In July 2000, TSYS exercised the forward exchange contract. TSYS accounted for the forward exchange contract as a hedge under Financial Accounting Standards No. 52, "Foreign Currency Translation" (SFAS 52).
     In December 2000, TSYS purchased a facility in England for approximately $13.0 million, which included building and equipment. In anticipation of the signing of a contract, TSYS entered into a forward exchange contract in October 2000 which provided for the purchase of (pound)10 million at a rate of 1.4315 any time between November 15, 2000 and December 15, 2000. In December 2000, TSYS exercised the forward exchange contract. TSYS also accounted for the forward exchange contract as a hedge under SFAS 52.
     At present, the Company does not have a material currency translation risk. The Company has determined that once it begins processing services for its new European clients, the Company may explore potential hedging instruments to safeguard it from significant currency translation risks.
     Due to the complexity of the differences between the English language and Asian languages, computer systems require two bytes to store an Asian character compared to one byte in the English language. With its entrance into the Asian card processing market, TSYS will begin modifying its current TS2 processing system to be able to accommodate language and currency differences with Asia, commonly referred to as the "double byte project." TSYS is in the planning stages of this project. Management expects to spend $10-15 million on the project.
     Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of economies of scale through utilization of more efficient computer hardware and software, it can minimize the impact of inflation.
     Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 1.4:1. At December 31, 2000, TSYS had working capital of $63.7 million, compared to $76.4 million in 1999 and $60.5 million in 1998.
     Management believes that outside sources for capital will be available to finance expansion projects and possible acquisitions should the Company decide to pursue such financing. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term and/or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS.

Year 2000 Readiness Disclosure
Many computer programs were written with a two-digit date field. If these programs were not made Year 2000 (Y2K) compliant, they would not be able to correctly

24

process date information for the year 2000 and beyond. Remediation efforts went beyond the Company's internal computer systems and required coordination with clients, vendors, government entities and other third parties to assure that their systems and related interfaces were compliant. Failure to achieve timely remediation of the Company's critical programs and computer systems for Year 2000 would have had a material adverse effect on the Company's financial condition and results of operations.
     TSYS experienced a smooth transition in passing the century date changeover. TSYS did not experience any significant internal or external issues concerning Y2K, and all TSYS companies, systems, facilities and clients processed, and have continued to process, without incident. TSYS continued to monitor Y2K issues by overseeing critical tasks during the year 2000. The TSYS Year 2000 Command Center and Command Posts remained staffed during the first quarter of 2000, but on a smaller scale than during 1999.
     The total cost for the Year 2000 Project amounted to approximately $17 million of direct costs since project inception. This amount consists primarily of the costs associated with personnel dedicated to the Year 2000 Project and hardware/software costs related to testing. During 2000, TSYS incurred $1.0 million of direct costs associated with the Year 2000 Project.

Euro Conversion Readiness Disclosure
The Company has announced the signing of Royal Bank and AIB as processing clients beginning in 2001. The United Kingdom is not a "participating country" with respect to January 1, 1999, "Euro" currency conversion, and it currently is not known when or if the United Kingdom will elect to convert to the Euro. However, Ireland is a participating country. Nonetheless, as of October 2000, TSYS' TS2 processing system is capable of processing Euro-denominated transactions and is now in the client acceptance testing mode. TSYS' costs in connection with the Euro conversion were not material.

Forward-Looking Statements
Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others, statements regarding TSYS' expected growth in net income for 2001 over 2000, the expected increase in net income for 2002 and 2003, TSYS' expected expenditures on its double byte project and the assumptions underlying such statements. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products, services or conversions; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
     Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this Annual Report. Many of these factors are beyond TSYS' ability to control or predict. The factors include, but are not limited to: (i) lower than anticipated internal growth rates for TSYS' existing clients; (ii) TSYS' inability to control expenses and increase market share;
(iii) TSYS' inability to successfully bring new products to market, including, but not limited to, stored value and e-commerce products; (iv) the inability of TSYS to grow its business through acquisitions; (v) TSYS' inability to increase the revenues derived from international sources; (vi) adverse developments with respect to entering into contracts with new clients and retaining current clients; (vii) the merger of TSYS clients with entities that are not TSYS clients; (viii) TSYS' inability to anticipate and respond to technological changes, particularly with respect to e-commerce; (ix) adverse developments with respect to the successful conversion of clients; (x) the absence of significant changes in foreign exchange spreads between the United States and the countries TSYS transacts business in, to include Mexico, United Kingdom, Japan, Canada and the European Union; (xi) changes in consumer spending, borrowing and saving habits, including a shift from credit to debit cards; (xii) changes in laws, regulations, credit card association rules or other industry standards affecting TSYS' business which require significant product redevelopment efforts; (xiii) the effect of changes in accounting policies and practices as may be adopted by the Financial Accounting Standards Board or the Securities and Exchange Commission; (xiv) the costs and effects of litigation; (xv) adverse developments with respect to the credit card industry in general; and (xvi) overall market conditions.
     Such forward-looking statements speak only as of the date on which such statements are made, and TSYS undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

Legal Proceedings
On November 10, 1998, a class action complaint was filed against NationsBank of Delaware, N.A., in the United States District Court for the Southern District of Mississippi. On March 23, 1999, the named plaintiff amended the complaint and named the Company and certain credit bureaus as defendants in the case. The named plaintiff alleges, among other things, that the defendants failed to report properly the credit standing of each member of the putative class. The named plaintiff has defined the class as all persons and entities within the United States who obtained credit cards from NationsBank and whose accounts were purchased by or transferred to U.S. BankCard and whose accounts were reported to credit bureaus or credit agencies incorrectly in August 1998. The amended complaint alleges negligence, violation of the Fair Credit Reporting Act, breach of the duty of good faith and fair dealing, and seeks declaratory relief, injunctive relief and the imposition of punitive damages. The parties have reached a settlement of this litigation, which settlement is subject to court approval under Rule 23(e) of the Federal Rules of Civil Procedure. Payments by TSYS to settle the litigation are not expected to be material to TSYS' financial condition or results of operations, and management expects the settlement to be substantially covered by insurance.


                            TSYS ANNUAL REPORT 2000                           25

CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          December 31,
                                                                                                     2000              1999
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
        Cash and cash equivalents (includes $74.6 million and $54.3 million
             on deposit with a related party at 2000 and 1999, respectively)                   $  80,071,895       54,903,107
        Accounts receivable, net of allowance for doubtful accounts of
             $2.7 million and $1.3 million at 2000 and 1999, respectively                        100,691,083       99,601,498
        Prepaid expenses and other current assets (Note 10)                                       30,192,248       25,171,328
------------------------------------------------------------------------------------------------------------------------------------
                Total current assets                                                             210,955,226      179,675,933
        Property and equipment, net (Note 3)                                                     110,971,777       96,254,657
        Computer software, net (Note 4)                                                          145,454,042       98,824,792
        Deferred income tax assets (Note 7)                                                       11,104,254        9,422,203
        Other assets (Notes 5 and 10)                                                            125,907,383       82,594,156
------------------------------------------------------------------------------------------------------------------------------------
                Total assets                                                                   $ 604,392,682      466,771,741
====================================================================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
        Accounts payable                                                                       $  43,935,426       15,267,979
        Accrued salaries and employee benefits                                                    45,202,518       36,421,238
        Current portion of long-term debt and obligations under capital leases                            __           44,520
        Other current liabilities (includes $2.4 and $1.9 million payable to related parties
                    at 2000 and 1999, respectively) (Note 10)                                     58,162,646       51,528,099
------------------------------------------------------------------------------------------------------------------------------------
                Total current liabilities                                                        147,300,590      103,261,836
        Long-term debt and obligations under capital leases,
             excluding current portion                                                                    --          159,766
        Deferred income tax liabilities (Note 7)                                                  34,841,622       29,058,083
        Other long-term liabilities                                                               10,652,600               --
------------------------------------------------------------------------------------------------------------------------------------
                Total liabilities                                                                192,794,812      132,479,685
------------------------------------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiary (Note 12)                                             2,583,682               --
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity (Notes 2 and 6):
        Common stock-- $.10 par value. Authorized 300,000,000 shares;  195,079,087 issued at
             2000 and 1999, respectively; 194,738,870 and 194,861,620 outstanding at 2000
             and 1999, respectively                                                               19,507,909       19,507,909
        Additional paid-in capital                                                                 6,998,100        6,442,300
        Accumulated other comprehensive loss                                                      (1,613,681)      (1,453,708)
        Treasury stock                                                                            (3,594,683)      (1,529,176)
        Retained earnings                                                                        387,716,543      311,324,731
------------------------------------------------------------------------------------------------------------------------------------
                Total shareholders' equity                                                       409,014,188      334,292,056
------------------------------------------------------------------------------------------------------------------------------------
        Commitments and contingencies (Note 9)
                Total liabilities and shareholders' equity                                     $ 604,392,682      466,771,741
====================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

26

CONSOLIDTED STATEMENTS OF INCOME

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                Years Ended December 31,
                                                                                      2000                1999             1998
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
        Bankcard data processing services (includes $42.9 million, $37.1 million and $31.7 million from related parties for the years ended
             December 31, 2000, 1999 and 1998, respectively)                       $ 505,934,776      456,839,589     350,309,833
        Other services (includes $6.6 million, $5.5 million
             and $1.5 million from related parties for the years ended
             December 31, 2000, 1999 and 1998, respectively)                          95,357,966       77,086,422      45,884,235
------------------------------------------------------------------------------------------------------------------------------------
                Total revenues (Notes 2 and 11)                                      601,292,742      533,926,011     396,194,068
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
        Salaries and other personnel expense                                         235,670,223      207,618,319     160,854,929
        Net occupancy and equipment expense                                          162,905,729      151,964,229     105,658,033
        Other operating expenses (includes $11.0 million, $13.1 million and $10.9 million to related parties for the years ended
             December 31, 2000, 1999 and 1998, respectively)                          90,111,097       86,051,059      63,312,582
------------------------------------------------------------------------------------------------------------------------------------
                Total operating expenses (Note 2)                                    488,687,049      445,633,607     329,825,544
------------------------------------------------------------------------------------------------------------------------------------
        Equity in income of joint ventures (Note 5)                                   15,586,309       12,326,609      12,974,348
------------------------------------------------------------------------------------------------------------------------------------
                Operating income                                                     128,192,002      100,619,013      79,342,872
------------------------------------------------------------------------------------------------------------------------------------
Nonoperating income (expense):
        Gain (loss) on disposal of property and equipment, net                        (1,421,955)         797,916         (48,470)
        Interest income, net of expense (includes $4.8 million, $1.9 million and $2.3 million from a related party for the years ended
             December 31, 2000, 1999 and 1998, respectively)                           5,036,645        2,159,074       2,492,725
        Minority interest in subsidiary's net income                                     (98,750)            --              --
------------------------------------------------------------------------------------------------------------------------------------
                Total nonoperating income (Note 2)                                     3,515,940        2,956,990       2,444,255
------------------------------------------------------------------------------------------------------------------------------------
                Income before income taxes                                           131,707,942      103,576,003      81,787,127
Income taxes (Note 7)                                                                 46,064,561       34,983,027      26,955,984
------------------------------------------------------------------------------------------------------------------------------------
                Net income                                                         $  85,643,381       68,592,976      54,831,143
====================================================================================================================================
                Basic earnings per share                                           $         .44              .35             .28
====================================================================================================================================
                Diluted earnings per share                                         $         .44              .35             .28
====================================================================================================================================
Weighted average common shares outstanding                                           194,784,981      194,912,983     194,019,689
Increase due to assumed issuance of shares related to stock options outstanding          480,371          565,610         649,762
------------------------------------------------------------------------------------------------------------------------------------
Weighted average common and common equivalent shares outstanding                     195,265,352      195,478,593     194,669,451
====================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.


                            TSYS ANNUAL REPORT 2000                           27

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------------
                                                                                             Years Ended December 31,
                                                                                     2000              1999             1998
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
        Net income                                                             $  85,643,381       68,592,976       54,831,143
        Adjustments to reconcile net income to net cash
            provided by operating activities:
                Minority interest in subsidiary's net income                          98,750             --               --
                Equity in income of joint ventures                               (15,586,309)     (12,326,609)     (12,974,348)
                Depreciation and amortization                                     51,600,551       50,182,601       37,473,673
                Provision for doubtful accounts                                    1,575,486          665,500           18,000
                Deferred income tax expense (benefit)                              4,101,488          542,398        5,338,794
                (Gain) loss on disposal of property and equipment, net             1,421,955         (797,916)          48,470
        (Increase) decrease in:
                Accounts receivable                                               (1,499,484)     (15,471,271)     (15,362,807)
                Prepaid expenses and other assets                                (13,496,376)      (1,953,576)      (5,088,094)
        Increase (decrease) in:
                Accounts payable                                                  28,196,771        7,864,956        1,002,658
                Accrued expenses and other current liabilities                    13,596,042       37,228,296       (2,341,598)
                Other long-term liabilities                                       10,652,600             --               --
------------------------------------------------------------------------------------------------------------------------------------
                        Net cash provided by operating activities                166,304,855      134,527,355       62,945,891
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
        Purchase of property and equipment                                       (31,785,383)     (19,772,202)     (36,998,466)
        Additions to computer software                                           (72,685,206)     (54,188,928)     (39,502,459)
        Proceeds from disposal of equipment                                           79,473        4,540,483           86,669
        Cash acquired in acquisition of subsidiary                                   623,364             --               --
        Dividends received from joint ventures                                     5,369,192        5,104,905        5,618,616
        Increase in contract acquisition costs                                   (41,713,092)     (15,812,318)     (20,104,849)
        Refund of contract acquisition costs                                      10,000,000             --               --
        Redemption of short-term investments                                            --               --            998,228
------------------------------------------------------------------------------------------------------------------------------------
                        Net cash used in investing activities                   (130,111,652)     (80,128,060)     (89,902,261)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
        Purchase of common stock                                                  (2,077,301)      (1,290,748)            --
        Principal payments on long-term debt and
                capital lease obligations                                           (204,286)         (70,619)        (132,415)
        Dividends paid on common stock                                            (8,766,916)      (7,787,981)      (6,790,492)
        Proceeds from exercise of stock options                                       24,088           97,400           99,115
------------------------------------------------------------------------------------------------------------------------------------
                        Net cash used in financing activities                    (11,024,415)      (9,051,948)      (6,823,792)
------------------------------------------------------------------------------------------------------------------------------------
                        Net increase (decrease) in cash and cash equivalents      25,168,788       45,347,347      (33,780,162)
Cash and cash equivalents at beginning of year                                    54,903,107        9,555,760       43,335,922
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                       $  80,071,895       54,903,107        9,555,760
====================================================================================================================================
Cash paid for interest (net of capitalized amounts)                            $      54,051           23,934           29,399
====================================================================================================================================
Cash paid for income taxes (net of refunds received)                           $  42,708,816       24,647,585       27,167,086
====================================================================================================================================

Significant noncash transaction: The Company acquired Partnership Card Services through the issuance of 854,042 shares of common stock with a market value of $20,070,000 (Notes 2 and 12).

See accompanying Notes to Consolidated Financial Statements.

28

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

------------------------------------------------------------------------------------------------------------------------------------
                                                                  Years Ended December 31, 2000, 1999 and 1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Accumulated
                                                  Common Stock        Additional      Other                               Total
                                             -----------------------   Paid-in   Comprehensive   Treasury   Retained   Shareholders'
                                             Shares        Amount      Capital       Loss         Stock     Earnings      Equity
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 1997                       194,225,283  $19,422,528     459,073  (1,178,182)    (377,701) 202,929,038  $221,254,756
Comprehensive income:
    Net income                                    --           --          --          --           --     54,831,143    54,831,143
    Other comprehensive loss, net of tax:
      Foreign currency translation
       adjustments                                --           --          --        (1,155)        --           --          (1,155)
------------------------------------------------------------------------------------------------------------------------------------
    Other comprehensive loss                      --           --          --          --           --           --          (1,155)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                              --           --          --          --           --           --      54,829,988
Common stock issued from
   treasury shares for exercise of
   stock options (Note 6)                         --           --        91,292        --         76,913         --         168,205
Amortization of restricted stock awards           --           --          --          --           --         44,325        44,325
Cash paid for fractional shares in lieu of
        stock dividend                            (238)         (24)     (4,738)       --           --           --          (4,762)
Cash dividends declared ($.038 per share)         --           --          --          --           --     (7,275,980)   (7,275,980)
Tax benefit associated with stock awards          --           --     1,337,187        --           --           --       1,337,187
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 1998                       194,225,045   19,422,504   1,882,814  (1,179,337)    (300,788) 250,528,526   270,353,719
Comprehensive income:
    Net income                                    --           --          --          --           --     68,592,976    68,592,976
    Other comprehensive loss, net of tax:
      Foreign currency translation
       adjustments                                --           --          --      (274,371)        --           --        (274,371)
------------------------------------------------------------------------------------------------------------------------------------
    Other comprehensive loss                      --           --          --          --           --           --        (274,371)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                              --           --          --          --           --           --      68,318,605
Common stock issued in an
    acquisition (Notes 2 and 12)               854,042       85,405   3,342,220        --           --           --       3,427,625
Common stock issued from
   treasury shares for exercise of
   stock options (Note 6)                         --           --        79,903        --         62,360         --         142,263
Purchase of treasury shares                       --           --          --          --     (1,290,748)        --      (1,290,748)
Cash dividends declared ($.040 per share)         --           --          --          --           --     (7,796,771)   (7,796,771)
Tax benefit associated with stock awards          --           --     1,137,363        --           --           --       1,137,363
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 1999                       195,079,087   19,507,909   6,442,300  (1,453,708)  (1,529,176) 311,324,731   334,292,056
Comprehensive income:
    Net income                                    --           --          --          --           --     85,643,381    85,643,381
    Other comprehensive loss, net of tax:
      Foreign currency translation
       adjustments                                --           --          --      (159,973)        --           --        (159,973)
------------------------------------------------------------------------------------------------------------------------------------
    Other comprehensive loss                      --           --          --          --           --           --        (159,973)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                              --           --          --          --           --           --      85,483,408
Common stock issued from treasury
    shares for exercise of stock options
       (Note 6)                                   --           --        15,300        --         11,794         --          27,094
Purchase of treasury shares                       --           --          --          --     (2,077,301)        --      (2,077,301)
Cash dividends declared ($.048 per share)         --           --          --          --           --     (9,251,569)   (9,251,569)
Tax benefit associated with stock awards          --           --       540,500        --           --           --         540,500
------------------------------------------------------------------------------------------------------------------------------------
At December 31, 2000                       195,079,087  $19,507,909   6,998,100  (1,613,681)  (3,594,683) 387,716,543  $409,014,188
====================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.


                            TSYS ANNUAL REPORT 2000                           29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Basis of Presentation and Summary of Significant Accounting Policies
Business: Total System Services, Inc. (TSYS or the Company) is currently an 80.8% owned subsidiary of Columbus Bank and Trust Company (CB&T) which is a wholly owned subsidiary of Synovus Financial Corp. (Synovus). Synovus' stock is traded on the NYSE under the symbol "SNV." TSYS provides bankcard data processing and related services to banks and other card-issuing institutions throughout the United States, Mexico, Canada, Honduras and the Caribbean.

Principles of Consolidation and Basis of Presentation: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its wholly owned subsidiaries, Columbus Depot Equipment Company, TSYS Total Solutions, Inc. (TSI), Columbus Productions, Inc., TSYS Canada, Inc. and DotsConnect, Inc., as well as its majority owned foreign subsidiary, GP Network Corporation (GP Net). Significant intercompany accounts and transactions have been eliminated in consolidation.
     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

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

Computer Software: The Company capitalizes software development costs incurred from the time technological feasibility of the software product or enhancement is established until the software is ready for use in licensing to or providing processing services to clients. Research and development costs and computer software maintenance costs are expensed as incurred. Software development costs related to the TS2 processing system are amortized using the greater of (1) the straight-line method over the estimated useful life of 10 years or (2) the ratio of current revenues to current and anticipated revenues. All other software development costs and costs of purchased computer software are amortized using the greater of (1) the straight-line method over the estimated useful life (3-5 years) or (2) the ratio of current revenues to current and anticipated revenues.
     The carrying value of computer software costs is reviewed for impairment by the Company, and impairments are recognized when the expected undiscounted net operating cash flows derived from such intangible assets are less than their carrying value. If such review indicates impairment, the Company uses fair value in determining the amount that should be written off.

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

Contract Acquisition Costs: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. These costs, which primarily consist of cash payments for rights to provide processing services, incremental internal conversion and software development costs, and third-party software development costs, are amortized using the straight-line method over the contract term beginning when the client's cardholder accounts are converted to the Company's processing system. The Company evaluates the carrying value of contract acquisition costs for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. If such review indicates impairment, the Company uses fair value in determining the amount that should be written off. All costs incurred prior to contract execution are expensed as incurred.

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

Income Taxes: Income tax expense reflected in TSYS' consolidated financial statements is computed based on the taxable income of TSYS. A consolidated federal income tax return is filed for Synovus and its majority owned subsidiaries, including TSYS.
     The Company accounts for income taxes in accordance with the asset and liability method. Under the asset and liability method, deferred income

30

tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash Equivalents: For purposes of the statements of cash flows, investments with a maturity of three months or less when purchased are considered to be cash equivalents.

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

Foreign Currency Translation: The Company maintains several different foreign operations. Foreign currency financial statements of the Company's Mexican joint venture, the Company's wholly owned subsidiary with an operation in Canada, the Company's majority owned foreign subsidiary, GP Net, as well as the Company's branch in Japan, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company's foreign operations, net of tax, are accumulated in a separate section of shareholders' equity titled accumulated other comprehensive loss.
     From January 1, 1997, through December 31, 1998, the Mexican economy was designated as highly inflationary, and thus all currency translation adjustments related to the Mexican joint venture for those years were expensed. The Mexican economy was removed from highly inflationary status effective January 1, 1999; thus, net exchange gains or losses resulting from the translation of assets and liabilities of the Company's Mexican joint venture, net of tax, are accumulated in a separate section of shareholders' equity titled accumulated other comprehensive loss.

Comprehensive Income: Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires companies to display, with the same prominence as other financial statements, the components of comprehensive income. TSYS displays the items of other comprehensive income in its consolidated statements of shareholders' equity and comprehensive income.

Reclassifications: Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the presentation adopted in 2000.

Derivative Instruments and Hedging Activities: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS 138), "Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS 133." SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS 133 and SFAS 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000; the Company adopted SFAS 133 and SFAS 138 on January 1, 2001.
     The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2000. The Company is assessing the impact of SFAS 133 and SFAS 138 on anticipated hedging instruments.

NOTE 2 Relationships with Affiliated Companies
At December 31, 2000, CB&T owned 157,455,980 shares (80.9%) of TSYS common stock.
     TSYS has entered into agreements with CB&T and certain of its affiliates, pursuant to which TSYS performs bankcard data processing services. Such bankcard data processing service revenues were $12,281,914, $8,049,915 and $4,225,439 during the years ended December 31, 2000, 1999 and 1998, respectively. Miscellaneous data processing services performed by TSYS for certain Synovus nonbanking affiliates generated revenues of $256,126, $221,844 and $175,801 during the years ended December 31, 2000, 1999 and 1998, respectively; these revenues are included in bankcard data processing services. Bankcard data processing revenues related to TSYS de Mexico, the Company's Mexican joint venture, were $15,710,029, $15,954,155 and $17,362,650 for the years ended
December 31, 2000, 1999 and 1998, respectively. Merchant processing revenues, included in bankcard data processing revenues, related to Vital,


                            TSYS ANNUAL REPORT 2000                           31


the Company's joint venture with Visa, were $14,109,721, $12,898,723 and $9,873,293 for the years ended December 31, 2000, 1999 and 1998, respectively.
     During 2000, TSYS provided web hosting and electronic commerce processing services to CB&T for which the Company was paid $545,507.
     Revenues from other services provided by TSYS to Synovus and its affiliates were $6,593,783, $5,483,784 and $1,539,009 during the years ended December 31, 2000, 1999 and 1998, respectively.
     TSYS  maintains  an  unsecured  credit  agreement  with  CB&T.  The  credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2000 or 1999.
     In 2000, 1999 and 1998, TSYS received interest income of $4,772,461, $1,865,621 and $2,342,416, respectively, from CB&T.
     During 2000, 1999 and 1998, Synovus Technologies, Inc.(STI) paid TSYS $143,222, $168,305 and $273,087, respectively, for data links, network services, computer processing services and other miscellaneous items.
     TSYS leases a portion of its facilities from STI and CB&T, and leases portions of the buildings it owns to CB&T. TSYS made lease payments for facilities to STI of $220,000 in 1998. Lease payments made to CB&T amounted to $36,308 in 1999 and $72,515 in 1998. Lease payments received from CB&T amounted to $39,405 in 2000, $9,851 in 1999 and $18,411 in 1998. TSYS also leased furnishings from Synovus Leasing Co. for $20,807 in 2000.
     Synovus Trust Company (STC) serves as trustee of various employee benefit plans of TSYS. During 2000, 1999 and 1998, STC trustee's fees were $391,414, $317,081 and $258,184, respectively.
     TSYS has entered into a management agreement with Synovus pursuant to which TSYS pays for management, legal and tax services provided by Synovus. Such management fees amounted to $1,703,840 in 2000, $1,524,780 in 1999 and $1,283,494 in 1998.
     Synovus has entered into a management agreement with TSYS pursuant to which Synovus pays for management services provided to TSYS Total Debt Management and ProCard by TSYS. Such management fees amounted to $681,511 in 2000.
     TSYS maintains an agreement with Synovus Service Corp. (SSC) to provide human resource, payroll, security, maintenance and other administrative services to TSYS and its subsidiaries. TSYS paid SSC $8,070,260, $10,639,179 and $9,892,790 for these services in 2000, 1999 and 1998, respectively. TSYS received $197,597 in 2000 and $51,594 in 1999 and $26,169 in 1998 in rent from
SSC. TSYS also received  $63,806,  $382,840 and $199,492 in 2000, 1999 and 1998,
respectively, for data processing services provided to SSC. TSYS made lease payments to SSC for $27,690 in 1998.
     Effective January 1, 1999, TSYS acquired Partnership Card Services (PCS) from its majority shareholder, CB&T, the flagship bank of Synovus, in exchange for 854,042 newly issued shares of TSYS common stock with a market value of approximately $20.1 million. Prior to the acquisition by TSYS, PCS operated as a division of CB&T, providing services such as credit, collection and client service to card-issuing financial institutions, including CB&T. The business of PCS has become part of TSYS' wholly owned subsidiary, TSI.
     Due to the addition of PCS, TSYS paid CB&T $345,893 in 1999 for marketing rights. TSYS also paid STI $1,688,676 and $765,741 in 2000 and 1999, respectively, for fees associated with lockbox services.
     TSYS maintains deposit accounts with CB&T, the majority of which are interest-earning and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with CB&T of $74.6 million and $54.3 million at December 31, 2000 and 1999, respectively.
     Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2000, 1999 and 1998 as follows:

--------------------------------------------------------------------------------
                                               Number of shares
                                   2000            1999              1998
--------------------------------------------------------------------------------
Stock options                     323,122         980,883         956,192
--------------------------------------------------------------------------------

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

NOTE 3 Property and Equipment
Property and equipment balances at December 31 are as follows:


--------------------------------------------------------------------------------
                                                       2000              1999
--------------------------------------------------------------------------------
Land                                             $  6,092,433          6,092,433
Buildings and improvements                         80,344,434         66,758,819
Computer equipment                                 65,840,658         57,105,222
Furniture and other equipment                      52,013,579         48,643,289
Construction in progress                            1,488,817            644,345
--------------------------------------------------------------------------------
                                                  205,779,921        179,244,108
Less accumulated depreciation
        and amortization                           94,808,144         82,989,451
--------------------------------------------------------------------------------
Property and equipment, net                      $110,971,777         96,254,657
================================================================================

     Depreciation and amortization of property and equipment was $16,553,156, $15,637,169 and $13,212,897 for the years ended December 31, 2000, 1999 and
1998, respectively.

32

NOTE 4 Computer Software
Computer software at December 31 is summarized as follows:

--------------------------------------------------------------------------------
                                                        2000              1999
--------------------------------------------------------------------------------
Purchased computer software                      $177,629,217        111,331,549
TS2                                                33,048,872         33,048,872
Other capitalized software
        development costs                          32,467,800         26,786,646
--------------------------------------------------------------------------------
                                                  243,145,889        171,167,067
Less accumulated amortization                      97,691,847         72,342,275
--------------------------------------------------------------------------------
Computer software, net                           $145,454,042         98,824,792
================================================================================

     Amortization expense related to purchased computer software costs was $20,604,861, $16,153,985 and $12,057,582 for the years ended December 31, 2000,
1999 and 1998, respectively. Amortization of TS2 and other capitalized software development costs was $5,101,047, $5,472,776 and $4,716,278 for the years ended December 31, 2000, 1999 and 1998, respectively.
     During 2000, the Company ceased development of two software projects. The projects were evaluated to determine their utilization in a new design plan that included expanded international functionality. Based on its review, the Company expensed $6.1 million of costs as employment and other expenses that were originally capitalized on those projects.

NOTE 5 Investment in Joint Venture
TSYS holds a 50% equity interest in Vital, a joint venture with Visa U.S.A., which combines the front-end authorization and back-end accounting and settlement processing for merchants. The condensed financial information for this joint venture as of December 31, 2000 and 1999, and for the years ended December 31, 2000, 1999 and 1998, is summarized as follows:

--------------------------------------------------------------------------------
                                                      2000               1999
--------------------------------------------------------------------------------
Balance Sheet Data:
        Current assets                           $ 72,628,000         63,066,000
        Total assets                              111,459,000         86,337,000
        Current liabilities                        34,619,000         30,412,000
        Total liabilities                          38,230,000         30,412,000

--------------------------------------------------------------------------------
                                        2000            1999            1998
--------------------------------------------------------------------------------
Statement of Income Data:
        Revenues                    $176,539,000     151,581,000     127,222,000
        Operating income              28,503,000      19,234,000      19,526,000
        Net income*                   25,655,000      20,065,000      20,725,000

     *Vital is a limited liability company and is taxed in a manner similar to a partnership; therefore, net income related to Vital does not include income tax expense.

     Vital is an LLC company with 100 million units of ownership. In 2000, the Vital Board of Directors approved a plan to allow its owners to set aside 2,000,000 restricted units to make awards to key management of Visa and TSYS. These units are similar to restricted stock with a three-year vesting schedule. During the three years, there will be no voting rights or dividend distributions to these restricted units. The vesting accelerates at a change of control or an initial public offering of Vital. TSYS awarded six of its key executives an aggregate of 800,000 restricted stock units for their role in the development, growth and success of Vital. The Company is recognizing compensation expense by amortizing the fair value of the units on a straight-line basis.

NOTE 6 Shareholders' Equity
Treasury Stock: In October 1999, the Company  announced a plan to purchase up to
1.5 million shares of its common stock from time to time and at various prices over the next two years. During the year ended December 31, 2000, the Company had purchased 130,400 shares for $2.1 million under this plan, bringing the total number of shares purchased to 207,500 shares for $3.4 million.
     The following table summarizes shares held as treasury stock and treasury stock costs:

------------------------------------------------------------------------------------
                                                    Number of            Treasury
                                                  Treasury Shares        Shares Cost
------------------------------------------------------------------------------------
December 31, 2000                                   340,217             $3,594,683
December 31, 1999                                   217,467              1,529,176
December 31, 1998                                   181,260                300,788
------------------------------------------------------------------------------------

     During 2000, 1999 and 1998, certain employees of the Company exercised options for 7,650, 41,100 and 48,925 shares of common stock, respectively, that were issued from treasury shares.

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


                            TSYS ANNUAL REPORT 2000                           33


may not exceed ten years from the date of the grant. During 2000, TSYS granted to a key employee an option to acquire 55,000 shares of TSYS common stock. Of the 55,000 shares, 15,450 shares were granted under the LTI plan. The remaining 39,550 shares were granted outside the LTI plan by the Board of Directors. At December 31, 2000, there were options outstanding under the LTI Plan to purchase 1,607,300 shares of the Company's common stock, of which 576,600 shares were exercisable. There were no shares available for grant at December 31, 2000, under the LTI Plan.
     Additionally, options (not issued under the LTI Plan) to purchase 77,050 shares of the Company's common stock were outstanding at December 31, 2000, of which 37,500 were exercisable.

     A summary of the status of the Company's options granted as of December 31, 2000, 1999 and 1998, and changes during the years ended on those dates is presented below:

------------------------------------------------------------------------------------------------------------------------------------
                                                              2000                         1999                          1998
                                                 ----------------------------------------------------------------------------------
                                                            Weighted                      Weighted                      Weighted
                                                             Average                       Average                       Average
                                                  Options  Exercise Price      Options   Exercise Price     Options   Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Options:
Outstanding at beginning of year                1,637,000    $   12.41        1,678,100    $   12.15       1,727,025    $   11.86
Granted                                            55,000        15.44              --            --             --          --
Exercised                                          (7,650)        2.00         (41,100)         2.00         (48,925)        2.00
Forfeited/canceled                                    --           --               --            --           --            --
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at
        end of year                             1,684,350    $   12.55       1,637,000     $   12.41       1,678,100    $   12.15
====================================================================================================================================
Options exercis-
        able at year-end                          614,100    $   11.33         448,500     $   10.24         330,100    $    7.60
====================================================================================================================================
Weighted average fair value of
        options granted during the year                      $    5.78                     $      --                    $     --
====================================================================================================================================


     The following table summarizes information about stock options outstanding at December 31,2000:


   Number                Weighted                                        Number
Outstanding at       Average Remaining          Weighted Average      Exercisable at       Weighted Average
December 31, 2000   Contractual Life in Years   Exercise Price      December 31, 2000       Exercise Price
-----------------------------------------------------------------------------------------------------------
  121,850                  1.50                   $    2.00             121,850                $     2.00
   37,500                  8.03                       18.50              37,500                     18.50
1,470,000                  6.84                       13.17             441,000                     13.17
   55,000                  9.20                       15.44              13,750                     15.44
-----------------------------------------------------------------------------------------------------------
1,684,350                  6.47                   $   12.55             614,100                 $   11.33
===========================================================================================================

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for 2000: dividend yield of 0.0%; expected volatility of 38.8%; risk-free interest rate of 5.05%; and expected lives of 4.0 years for all options.
     Synovus has various stock option plans under which the Compensation Committee of its Board of Directors has authority to grant stock options to key Synovus employees, including TSYS. The general terms of the existing stock option plans include vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date.
     During 1999 and 1998, Synovus granted options to purchase 150 shares of stock to each employee, including TSYS and its subsidiaries. The exercise price per share is equal to the fair market value at the grant date of $19.19 and $22.00 for the 1999 and 1998 grants, respectively. The options are exercisable after the price of Synovus' stock doubles or after three years, whichever comes first.

34

     A summary of the status of Synovus' stock option plans related to TSYS' employees as of December 31, 2000, 1999 and 1998 and changes during the years then ended is presented below:

------------------------------------------------------------------------------------------------------------------------------------
                                                       2000                       1999                        1998
                                              --------------------------------------------------------------------------------------
                                                           Weighted                        Weighted                     Weighted
                                                            Average                         Average                      Average
                                               Options    Exercise Price    Options      Exercise Price  Options     Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Options:
Outstanding at beginning of year             3,389,511       $   17.06      2,573,541       $   14.98    1,744,086       $   10.97
Granted                                        323,122           18.06        980,883           21.11      956,192           21.31
Exercised                                     (183,869)          11.41       (146,343)           7.56     (106,242)           6.24
Forfeited/canceled                             (49,363)          18.35        (18,570)          17.61      (20,495)          14.54
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at
    end of year                              3,479,401       $   17.43      3,389,511       $   17.06    2,573,541       $   14.98
====================================================================================================================================
Options exercis-
    able at year-end                         1,530,576       $   13.23      1,102,180       $   10.76      678,888       $    7.61
====================================================================================================================================
Weighted average fair value of
    options granted during the year                          $    6.42                     $     5.41                    $    4.96
====================================================================================================================================

     The following table summarizes information about Synovus' stock options outstanding at December 31, 2000:

   Number                   Weighted                                        Number
 Outstanding at       Average Remaining          Weighted Average      Exercisable at       Weighted Average
December 31, 2000   Contractual Life in Years    Exercise Price      December 31, 2000       Exercise Price
-----------------------------------------------------------------------------------------------------------
  328,961                     3.68                 $    6.54               328,961               $  6.54
  943,343                     5.04                     13.49               943,343                 13.49
1,885,000                     6.29                     21.20               258,272                 20.83
  322,097                     7.81                     18.06                   --                    --
-----------------------------------------------------------------------------------------------------------
3,479,401                     5.84                 $   17.43             1,530,576               $ 13.23
===========================================================================================================

     The per share weighted average fair value of stock options granted during 2000, 1999 and 1998 was $6.42, $5.41 and $3.68, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 6.4%, 5.3% and 5.4%; expected volatility of 36%, 36% and 32%; expected life of 6.3 years, 4.3 years and 4 years; and dividend yield of 2.3%, 1.7% and 1.3%.
     The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans (including the Synovus plans) been determined consistent with Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the unaudited pro forma amounts indicated below:

--------------------------------------------------------------------------------
Years Ended December 31,                 2000             1999          1998
--------------------------------------------------------------------------------
Net income applicable
 to common stockholders
    As reported                      $85,643,381      68,592,976      54,831,143
    Pro forma                         81,812,463      64,417,825      50,580,406
Basic earnings per share:
    As reported                              .44             .35             .28
    Pro forma                                .42             .33             .26
Diluted earnings per share:
    As reported                              .44             .35             .28
    Pro forma                                .42             .33             .26

Subsidiary Options: On May 1, 2000, TSYS formed DotsConnect as a wholly owned subsidiary for the purpose of providing e-payment services to buyers and sellers via the Internet. TSYS contributed $5 million and a nominal amount of fixed assets in return for 20 million shares of common stock. DotsConnect established the DotsConnect, Inc. 2000 Long-term Incentive Plan (the "2000 Plan"). The purpose of the 2000 Plan is to attract and retain employees, to provide additional incentive for each participant to work to increase the value of DotsConnect and to enable such employees to acquire and maintain an equity interest in DotsConnect. Any employee of DotsConnect or its affiliates (including TSYS) is eligible to be selected to participate in the 2000 Plan. The aggregate number of shares of DotsConnect stock which may be granted to participants pursuant to awards granted under the 2000 Plan may not exceed 1,500,000. The 2000 Plan will be administered by the Board of Directors of DotsConnect. The Compensation Committee of the Board of Directors of TSYS will administer the options granted to employees of TSYS.
     The options under the 2000 Plan may take the form of qualified incentive stock options, nonqualified stock options or a combination thereof. The option price of both nonqualified and qualified incentive stock options must be equal to 100% of the fair market value of a share of DotsConnect stock on the date the option is granted. Options shall expire at such times as determined at the time of grant; however, no option shall be exercisable later than the tenth anniversary of its grant.
     DotsConnect awarded 1,496,500 options under the 2000 Plan. Of those granted in 2000, 475,000 options were awarded to six of TSYS' key executives.
     The Company is accounting for the stock options under the provisions of SFAS 123. The 2000 Plan is a noncompensatory plan . As a result, no compensation expense was recorded in 2000.


                            TSYS ANNUAL REPORT 2000                           35


Accumulated Other Comprehensive Loss: Comprehensive income for TSYS consists of net income and foreign currency translation adjustments recorded as a component of shareholders' equity. The income tax effects allocated to and the cumulative balance of each component of other comprehensive income are as follows:

------------------------------------------------------------------------------------------------------------------
                                           Balance at                                               Balance at
                                        December 31, 1999       Pretax amount   Tax benefit     December 31, 2000
------------------------------------------------------------------------------------------------------------------
Currency translation adjustments        $   (1,453,708)           (248,739)       88,766        $(1,613,681)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                         Balance at                                                 Balance at
                                        December 31, 1998       Pretax amount   Tax benefit     December 31, 1999
------------------------------------------------------------------------------------------------------------------
Currency translation adjustments        $   (1,179,337)           (433,795)      159,424        $(1,453,708)
------------------------------------------------------------------------------------------------------------------


NOTE 7 Income Taxes
The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities. The components of income tax expense included in the Consolidated Statements of Income were as follows:

-----------------------------------------------------------------------------------------
Years Ended December 31,                           2000            1999           1998
-----------------------------------------------------------------------------------------
Current income tax expense:
        Federal                                $41,649,857    32,816,025    20,669,630
        State                                      313,216     1,624,604       947,560
-----------------------------------------------------------------------------------------
Total current income tax expense                41,963,073    34,440,629    21,617,190
-----------------------------------------------------------------------------------------
Deferred income tax expense (benefit):
        Federal                                  3,873,627       512,265     5,042,194
        State                                      227,861        30,133       296,600
-----------------------------------------------------------------------------------------
Total deferred income tax expense (benefit):     4,101,488       542,398     5,338,794
-----------------------------------------------------------------------------------------
Total income tax expense                       $46,064,561    34,983,027    26,955,984
=========================================================================================

     Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes as a result of the following:

-------------------------------------------------------------------------------------------------------------------
 Years Ended December 31,                                                     2000            1999            1998
-------------------------------------------------------------------------------------------------------------------
Computed "expected" income tax expense                                $ 46,097,780      36,251,600      28,625,494
Increase(decrease) in income tax expense resulting from:
        State income tax expense, net of federal income tax benefit        351,700       1,075,579         808,704
        Foreign tax credits                                             (1,005,000)       (969,000)     (1,473,788)
        Other, net                                                         620,081      (1,375,152)     (1,004,426)
-------------------------------------------------------------------------------------------------------------------
Total income tax expense                                              $ 46,064,561      34,983,027      26,955,984
-------------------------------------------------------------------------------------------------------------------



        The tax effects of the significant components of deferred income tax assets and liabilities are presented in the following table:

------------------------------------------------------------------------------------------
As of December 31,                                              2000            1999
------------------------------------------------------------------------------------------
Deferred income tax assets:
        Primarily accruals not deductible until paid       $  8,675,956       8,200,673
        State tax credits                                     3,828,298       2,621,530
------------------------------------------------------------------------------------------
Gross deferred income tax assets                             12,504,254      10,822,203
Less valuation allowance                                     (1,400,000)     (1,400,000)
------------------------------------------------------------------------------------------
Net deferred income tax assets                               11,104,254       9,422,203
------------------------------------------------------------------------------------------
Deferred income tax liabilities:
        Computer software development costs                 (17,662,312)    (18,310,745)
        Excess tax over financial statement depreciation    (11,442,535)     (6,306,942)
        Other, net                                           (5,736,775)     (4,440,396)
------------------------------------------------------------------------------------------
Gross deferred income tax liability                         (34,841,622)    (29,058,083)
------------------------------------------------------------------------------------------
Net deferred income tax liability                          $(23,737,368)    (19,635,880)
==========================================================================================

     As of December 31, 2000 and 1999, TSYS had state income tax credit carryforwards of $3,828,298 and $2,621,530, respectively. The credits will begin to expire in the year 2008. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. At December 31, 2000 and 1999, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $1,400,000 at December 31, 2000 and 1999.

36

NOTE 8 Employee Benefit Plans
The Company provides benefits to its employees by allowing employees to participate in certain defined contribution plans. These employee benefit plans are described as follows:

Profit Sharing Plan: The Company's employees are eligible to participate in the Synovus Financial Corp./Total System Services, Inc. (Synovus/TSYS) Profit Sharing Plan. The Company's contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company's contribution to 7% (9% in 1999 and 1998) of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. TSYS' annual contributions to the plan charged to expense are as follows:
----------------------------------------
2000                  $ 10,024,695
1999                    10,992,344
1998                     8,365,937
----------------------------------------

Money Purchase Plan: The Company's employees are eligible to participate in the Synovus/TSYS Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company's contributions to the plan charged to expense are as follows:

----------------------------------------
2000                 $ 9,511,049
1999                   8,413,213
1998                   6,438,388
----------------------------------------

401(k) Plan: The Company's employees are eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute up to 15% of pretax compensation with a discretionary company contribution up to a maximum of 7% (5% in 1999 and 1998) of participant compensation, as defined, based upon the Company's attainment of certain financial goals. The Company's contributions to the plan charged to expense are as follows:

----------------------------------------
2000                  $ 6,774,850
1999                    5,443,934
1998                    1,142,828
----------------------------------------

Stock Purchase Plan: The Company maintains stock purchase plans for employees and directors, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. TSYS' contributions to these plans charged to expense are as follows:

----------------------------------------
2000                  $ 2,722,035
1999                    2,352,505
1998                    1,862,698
----------------------------------------

Postretirement Medical Benefits Plan: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan. The benefit expense and accrued benefit cost associated with the plan are not significant to the Company's consolidated financial statements.

NOTE 9 Commitments and Contingencies
Lease Commitments: TSYS is obligated under noncancelable operating leases for computer equipment and facilities. Management expects that, as these leases expire, they will be renewed or replaced by similar leases. In 1997, the Company entered into an operating lease agreement for the Company's new corporate campus. Under the agreement, which is guaranteed by Synovus Financial Corp., the lessor paid for the construction and development costs and has leased the facilities to the Company for a term of three years which began in November 1999. The lease provides for substantial residual value guarantees and includes purchase options at the original cost of the property. The amount of the residual value guarantees relative to the assets under this lease is projected to be $81.4 million. The terms of this lease financing arrangement require, among other things, that the Company maintain certain minimum financial ratios and provide certain information to the lessor.
     The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2000, are as follows:

----------------------------------------
2001                  $ 101,641,776
2002                    105,629,526
2003                     56,644,488
2004                     20,430,816
2005 and thereafter      33,689,615
----------------------------------------
                      $ 318,036,221
========================================

     All computer equipment lease commitments come with a renewal option or an option to terminate the lease. Prior to lease expiration, TSYS decides which option to choose. These lease commitments may also be replaced with new lease commitments due to new technology.
     Total rental expense under all operating leases in 2000, 1999 and 1998 was $89,824,836, $85,928,317 and $55,926,412, respectively.



                            TSYS ANNUAL REPORT 2000                           37


Loan Guarantee: In the fourth quarter of 1999, the Company made a payment representing a contract acquisition cost of $10.0 million to a prospective client. Under the terms of the arrangement, the prospective client agreed to repay the $10.0 million in the event a processing agreement was not executed by July 1, 2000. Subsequently, the prospective client announced its intention to exit the credit card business through a sale of its accounts in 2000. The parent of the prospective client repaid the $10.0 million advance in June 2000 by obtaining a five-year loan from CB&T. TSYS has agreed to guarantee the loan.

Contractual Commitments: In the normal course of its business, the Company maintains processing contracts with its clients. These processing contracts contain commitments, including, but not limited to, minimum standards and time frames against which the Company's performance is measured. In the event the Company does not meet its contractual commitments with its clients, the Company may incur penalties and/or certain clients may have the right to terminate their contracts with the Company. The Company does not believe that it will fail to meet its contractual commitments to an extent that will result in a material adverse effect on its financial condition or results of operations.

Contingencies: The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are adequately covered by insurance, or if not covered, are without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial condition or results of operations of the Company if disposed of unfavorably.
     In November 1998, a class action complaint was filed against NationsBank of Delaware, N.A., in the United States District Court for the Southern District of Mississippi. On March 23, 1999, the named plaintiff amended the complaint and named the Company and certain credit bureaus as defendants in the case. The named plaintiff alleges, among other things, that the defendants failed to report properly the credit standing of each member of the putative class. The named plaintiff has defined the class as all persons and entities within the United States who obtained credit cards from NationsBank and whose accounts were purchased by or transferred to U.S. BankCard and whose accounts were reported to credit bureaus or credit agencies incorrectly in August 1998. The amended complaint alleges negligence, violation of the Fair Credit Reporting Act, breach of the duty of good faith and fair dealing, and seeks declaratory relief, injunctive relief and the imposition of punitive damages. The parties have reached a settlement of this litigation, which settlement is subject to court approval under Rule 23(e) of the Federal Rules of Civil Procedure. Payments by TSYS to settle the litigation are not expected to be material to TSYS' financial condition or results of operations, and management expects the settlement to be substantially covered by insurance.

NOTE 10 Supplementary Balance Sheet Information
Significant components of prepaid expenses and other current assets are summarized as follows:

-------------------------------------------------------------------------------
                                         2000          1999
-------------------------------------------------------------------------------
Contract acquisition costs, net     $ 9,644,657     7,861,069
Prepaid expenses                     12,377,875     9,709,740
Other                                 8,169,716     7,600,519
-------------------------------------------------------------------------------
        Total                       $30,192,248    25,171,328
===============================================================================

     Significant components of other noncurrent assets are summarized as follows:


-------------------------------------------------------------------------------
                                         2000          1999
-------------------------------------------------------------------------------
Contract acquisition costs, net     $ 65,434,739     43,001,304
Equity investments, net               45,631,679     35,951,632
Other                                 14,840,965      3,641,220
-------------------------------------------------------------------------------
        Total                       $125,907,383     82,594,156
===============================================================================

     Significant components of other current liabilities are summarized as follows:

-------------------------------------------------------------------------------
                                         2000           1999
-------------------------------------------------------------------------------
Customer postage deposits           $18,751,617    14,913,211
Transaction processing provisions    11,886,312     9,295,862
Other                                27,524,717    27,319,026
-------------------------------------------------------------------------------
        Total                       $58,162,646    51,528,099
===============================================================================

NOTE 11 Segment Reporting
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.
     Through an online accounting and bankcard data processing system, Total System Services, Inc. provides card processing services to card-issuing institutions in the United States, Mexico, Canada, Honduras and the Caribbean. TSYS' subsidiaries provide support services including correspondence processing, commercial printing and equipment leasing. Segments are identified based on the services provided. Transaction processing services account for approximately 86% of financial activity in all of the quantitative thresholds required to be measured under SFAS 131. Three subsidiaries were aggregated into transaction processing services. One of these subsidiaries provides programming support services solely to the parent company. Another subsidiary provides electronic commerce activities previously performed by TSYS for its clients. The other transaction processing subsidiary serves as a payment gateway for more than 100,000 merchants in Japan. The remaining segments were aggregated into support services.

38

-------------------------------------------------------------------------------------
                                     Transaction           Support
Operating Segments                Processing Services      Services     Consolidated
-------------------------------------------------------------------------------------
2000
Total revenue                        $ 517,388,440       87,530,763    $ 604,919,203
Intersegment revenue                    (1,087,134)      (2,539,327)      (3,626,461)
-------------------------------------------------------------------------------------
Revenue from external customers      $ 516,301,306       84,991,436    $ 601,292,742
=====================================================================================
Equity in income of joint ventures   $  15,586,309             --      $  15,586,309
=====================================================================================
Segment operating income             $ 115,936,333       12,255,669    $ 128,192,002
=====================================================================================
Income tax expense                   $  41,359,177        4,705,384    $  46,064,561
=====================================================================================
Net income                           $  77,993,912        7,649,469    $  85,643,381
=====================================================================================
Identifiable assets                  $ 590,065,183       57,738,614    $ 647,803,797
Intersegment eliminations              (43,264,302)        (146,813)     (43,411,115)
-------------------------------------------------------------------------------------
Total assets                         $ 546,800,881       57,591,801    $ 604,392,682
=====================================================================================
 1999
Total revenue                        $ 465,243,321       71,319,006    $ 536,562,327
Intersegment revenue                      (779,800)      (1,856,516)      (2,636,316)
-------------------------------------------------------------------------------------
Revenue from external customers      $ 464,463,521       69,462,490    $ 533,926,011
=====================================================================================
Equity in income of joint ventures   $  12,326,609             --      $  12,326,609
=====================================================================================
Segment operating income             $  88,697,914       11,921,099    $ 100,619,013
=====================================================================================
Income tax expense                   $  30,473,569        4,509,458    $  34,983,027
=====================================================================================
Net income                           $  61,159,112        7,433,864    $  68,592,976
=====================================================================================
Identifiable assets                  $ 454,926,573       47,704,132    $ 502,630,705
Intersegment eliminations              (35,704,897)        (154,067)     (35,858,964)
-------------------------------------------------------------------------------------
Total assets                         $ 419,221,676       47,550,065    $ 466,771,741
=====================================================================================
1998
Total revenue                        $ 356,744,792       41,330,147    $ 398,074,939
Intersegment revenue                      (502,069)      (1,378,802)      (1,880,871)
-------------------------------------------------------------------------------------
Revenue from external customers      $ 356,242,723       39,951,345    $ 396,194,068
=====================================================================================
Equity in income of joint ventures   $  12,974,348             --      $  12,974,348
=====================================================================================
Segment operating income             $  72,722,361        6,620,511    $  79,342,872
=====================================================================================
Income tax expense                   $  24,488,076        2,467,908    $  26,955,984
=====================================================================================
Net income                           $  50,980,990        3,850,153    $  54,831,143
=====================================================================================
Identifiable assets                  $ 347,943,328       32,895,850    $ 380,839,178
Intersegment eliminations              (24,955,949)        (958,242)     (25,914,191)
-------------------------------------------------------------------------------------
Total assets                         $ 322,987,379       31,937,608    $ 354,924,987
=====================================================================================

Geographic Area Data: The following geographic data represent revenues based on the geographic locations of customers. The Company maintains property and equipment in Europe and Japan; however, substantially all property and equipment is located in the United States.


------------------------------------------------------------
                    2000           1999           1998
------------------------------------------------------------
United States   $545,940,339    493,231,610    376,303,345
Canada*           33,293,034     22,531,042      1,838,322
Mexico            15,710,029     15,954,155     17,362,650
Japan              4,941,556             --             --
Other              1,407,784      2,209,204        689,751
------------------------------------------------------------
                $601,292,742    533,926,011    396,194,068
============================================================

*These revenues include those generated from the Caribbean accounts owned by the Bank of Nova Scotia.



                            TSYS ANNUAL REPORT 2000                           39


Major Customers:


----------------------------------------------------------------------------------------------------------------------------------
                                  2000                                    1999                                1998
----------------------------------------------------------------------------------------------------------------------------------
                                          Percent                               Percent                                 Percent
                                          of Total                              of Total                                of Total
Revenue                   Dollars         Revenues              Dollars         Revenues                 Dollars        Revenues
----------------------------------------------------------------------------------------------------------------------------------
(dollars in millions)
One                      $ 93.0            15.5 %               $  86.9            16.3 %                $ 82.3            20.8 %
Two                        66.7            11.1                      na              na                      na              na
Three                      61.3            10.2                      na              na                      na              na
Four                         na              na                    69.4            13.0                    53.1            13.4
----------------------------------------------------------------------------------------------------------------------------------
Totals                   $221.0            36.8 %               $ 156.3            29.3 %                $135.4            34.2 %
==================================================================================================================================


na = not applicable. Client represented less than 10% of total revenues.

For the year ended December 31, 2000, the Company had three major customers which accounted for approximately 37% of total revenues. For the years ended December 31, 1999 and 1998, the Company had two major customers accounting for approximately 29% and 34% of total revenues, respectively. Revenues from major customers for the years reported are attributable to all reporting segments.

NOTE 12 Acquisitions
During August 2000, TSYS announced that it had purchased an equity position in an established electronic payments company in Japan. The Company paid $4.7 million to acquire 51% of GP Net. The Company recorded $2.0 million as goodwill. In November 2000, the Company acquired an additional 2% ownership in GP Net from another partner for $95,310. Because it acquired controlling interest, the Company is consolidating GP Net's financial statements. TSYS began consolidating GP Net's financial results as of September 1, 2000.
     Effective January 1, 1999, TSYS acquired PCS from its majority shareholder, CB&T, in exchange for 854,042 newly issued shares of TSYS common stock with a market value of approximately $20.1 million. Prior to the acquisition by TSYS, PCS operated as a division of CB&T, providing services such as credit, collection and customer service to card-issuing financial institutions, including CB&T. The business of PCS became part of TSYS' wholly owned subsidiary, TSI.
     Because the acquisition of PCS was a transaction between entities under common control, the Company has reflected the acquisition at historical cost in a manner similar to a pooling of interests and has reflected the results of operations of PCS in the Company's financial statements beginning January 1, 1999.

40

REPORT OF INDEPENDENT AUDITORS

KPMG                                                  303 Peachtree Street, N.E.
                                                                      Suite 2000
                                                               Atlanta, GA 30308

The Board of Directors
Total System Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/KPMG LLP

January 17, 2001



                            TSYS ANNUAL REPORT 2000                           41



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




/s/Richard W. Ussery                                    /s/James B. Lipham
Richard W. Ussery                                       James B. Lipham
Chairman of the Board & Chief Executive Officer         Executive Vice President
                                                         & Chief Financial
                                                             Officer




/s/Dorenda K. Weaver                                    /s/Ronald L. Barnes
Dorenda K. Weaver                                       Ronald L. Barnes
Group Executive & Controller                            Group Executive &
                                                         General Auditor




42

QUARTERLY FINANCIAL DATA, STOCK PRICE, DIVIDEND INFORMATION

TSYS' common stock trades on the New York Stock Exchange (NYSE) under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of February 15, 2001, there were 11,313 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.
     The fourth quarter dividend of $.0125 per share was declared on December 11, 2000, and was paid January 2, 2001, to shareholders of record on December 21, 2000. Total dividends declared in 2000 and in 1999 amounted to $9.3 million and $7.8 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

 Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2000 and 1999.

[Omitted Revenues Graph is represented by the following table.]

REVENUES
(Millions of Dollars)
                               2000           1999
QTR 1                         $145.9         $115.3
QTR 2                          150.5          137.0
QTR 3                          149.0          137.8
QTR 4                          156.0          143.8


[Omitted Net Income Graph is represented by the following table.]

NET INCOME
(Millions of Dollars)
                               2000           1999
QTR 1                         $20.7          $12.9
QTR 2                          24.3           18.4
QTR 3                          19.1           16.9
QTR 4                          21.6           20.3


------------------------------------------------------------------------------------------------
                                           First      Second         Third         Fourth
(in thousands except per share data)      Quarter     Quarter        Quarter       Quarter
------------------------------------------------------------------------------------------------
2000  Revenues......................... $    145,859   150,490       148,959         155,985
      Operating income ................       30,525    36,276        28,667          32,724
      Net income ......................       20,657    24,331        19,066          21,589
      Basic earnings per share ........          .11       .12           .10             .11
      Diluted earnings per share ......          .11       .12           .10             .11
      Cash dividends declared per share          .01      .013           .01            .013
      Stock prices:
      High ............................      18 9/16    20 5/8        18 3/4          22 3/4
      Low .............................           15    15 3/4            16          14 7/8
------------------------------------------------------------------------------------------------
1999  Revenues......................... $    115,311   136,992       137,827         143,796
      Operating income ................       19,242    27,636        23,881          29,860
      Net income ......................       12,949    18,436        16,934          20,274
      Basic earnings per share ........          .07       .09           .09             .10
      Diluted earnings per share ......          .07       .09           .09             .10
      Cash dividends declared per share          .01       .01           .01             .01
      Stock prices:
      High ............................       26 1/4    20 7/8        19 5/8              19
      Low .............................       18 1/4   17 9/16        14 1/8              15
-------------------------------------------------------------------------------------------------


                            TSYS ANNUAL REPORT 2000                           43