Form 10-K, Exhibit 13
period 2005-12-31
TOTAL SYSTEM SERVICES INC
filed 2006-03-01
CIK 721683

Exhibit 13.1
Financial Statements

Selected Financial Data
The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report. The historical trends in TSYS’ results of operations and financial position over the last five years are presented below. Revenues before reimbursable items and net income have grown over the last five years at compounded annual growth rates of 16.5% and 17.3%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS as evidenced by the current ratio of 1.8:1 at December 31, 2005, and increased shareholders’ equity.

	Years Ended December 31,

	2005	2004	2003	2002	2001
(in thousands except per share data)
Income Statement Data:
Revenues:
Electronic payment processing services	$869,785	759,544	682,850	594,356	550,508
Merchant services	237,418	26,169	24,966	23,520	21,904
Other services	182,587	170,906	120,485	106,087	86,816

Revenues before reimbursable items	1,289,790	956,619	828,301	723,963	659,228
Reimbursable items	313,141	230,389	225,165	231,170	233,093

Total revenues	1,602,931	1,187,008	1,053,466	955,133	892,321

Expenses:
Salaries and other personnel expense	462,217	361,532	326,568	300,240	267,792
Net occupancy and equipment expense	283,955	240,424	206,313	174,883	171,772
Other operating expenses	256,489	152,449	104,841	91,168	81,961

Expenses before reimbursable items	1,002,661	754,405	637,722	566,291	521,525
Reimbursable items	313,141	230,389	225,165	231,170	233,093

Total expenses	1,315,802	984,794	862,887	797,461	754,618

Operating income	287,129	202,214	190,579	157,672	137,703
Nonoperating income	4,798	2,077	3,790	5,614	2,858

Income before income taxes, minority interest and equity in income of joint ventures	291,927	204,291	194,369	163,286	140,561
Income taxes	103,286	77,210	70,868	57,908	53,891
Minority interest in subsidiary’s net income	(256)	(259)	(338)	(154)	(76)
Equity in income of joint ventures	6,135	23,736	17,810	20,581	17,824

Net income	$194,520	150,558	140,973	125,805	104,418

Basic earnings per share	$0.99	0.76	0.72	0.64	0.54

Diluted earnings per share	$0.99	0.76	0.71	0.64	0.53

Cash dividends declared per share	$0.220	0.140	0.078	0.068	0.060

Weighted average common shares outstanding	197,145	196,847	196,830	197,017	194,773

Weighted average common and common equivalent shares outstanding	197,345	197,236	197,438	197,497	195,604

	At December 31,

	2005	2004	2003	2002	2001
(in thousands)
Balance Sheet Data:
Total assets	$1,410,897	1,281,943	1,001,236	779,493	656,554
Working capital	235,277	176,291	126,267	148,623	99,620
Obligations under capital leases and software arrangements (excluding current portion)	3,555	4,508	29,748	67	135
Shareholders’ equity	1,012,772	864,612	732,534	602,206	507,330

Financial Overview
Financial Review
Financial Position, Liquidity and Capital Resources
Forward-Looking Statements
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Management’s Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

Financial Overview
TSYS’ (the Company’s) revenues are derived from providing electronic payment processing and related services to financial and nonfinancial institutions, generally under long-term processing contracts. TSYS’ services are provided primarily through the Company’s cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States, Mexico, Canada, Honduras, Puerto Rico and Europe. The Company currently offers merchant services to financial institutions and other organizations in the United States and Japan through its wholly owned subsidiary, Vital Processing Services, L.L.C. (Vital), and its majority owned subsidiary, GP Network Corporation (GP Net).
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
Based upon available market share data that includes cards processed in-house, the Company believes it has a 39.1% market share of the domestic consumer card processing market; a 84.6% share of the Visa and MasterCard domestic commercial card processing market; a 14.4% share of the domestic retail card processing market; and a 4.8% market share of the U.S. signature debit processing market. The Company believes it has continued opportunities for growth as in-house processors and issuers processed by competitors realize the potential for reduced costs, enhanced revenue and better portfolio performance offered through TSYS’ processing solutions.
The Company believes Vital has a 13% market share of domestic authorizations and a 20% share of all bankcard-accepting merchant locations in the U.S. Vital maintains relationships with 23 of the top 25 U.S. acquiring banks.
The Company provides services to its clients including processing consumer, retail, commercial, government services, stored value and debit cards. Consumer cards include Visa and MasterCard credit cards, as well as American Express cards. Retail cards include private label and gift cards. Commercial cards include purchasing cards, corporate cards and fleet cards for employees. Government services accounts on file consist mainly of student loan processing accounts. Stored value cards consist of prepaid cards, including loyalty incentive cards and flexible spending cards. Debit cards consist mainly of on-line (PIN-based) and off-line (signature-based) accounts. The tables on page 46 summarize TSYS’ accounts on file (AOF) information at December 31, 2005, 2004 and 2003.
A summary of the financial highlights for the years ended December 31, 2005, 2004 and 2003, respectively, is provided below:

				Percent Change

	Years Ended December 31,			2005 vs.	2004 vs.

	2005	2004	2003	2004	2003
(in millions except per share data)
Revenues Before Reimbursables	$1,289.8	956.6	828.3	34.8%	15.5%
Total Revenues	1,602.9	1,187.0	1,053.5	35.0	12.7
Operating Income	287.1	202.2	190.6	42.0	6.1
Net Income	194.5	150.6	141.0	29.2	6.8
Basic EPS	0.99	0.76	0.72	29.0	6.8
Diluted EPS	0.99	0.76	0.71	29.1	6.9

A summary of the financial highlights occurring in 2005 include:

•	Revenues before reimbursables increased 34.8% in 2005, as compared to 2004, to $1,289.8 million. Expenses before reimbursables increased 32.9% in 2005, as compared to 2004, to $1,002.7 million.

•	Excluding the impact of the acquisition of Vital and TSYS Prepaid, Inc. (TSYS Prepaid), revenues before reimbursables increased 10.3% in 2005, as compared to 2004, to $1,054.7 million. Expenses before reimbursables increased 10.2% in 2005, as compared to 2004, to $831.6 million.

•	Net income increased 29.2% in 2005, as compared to 2004, to $194.5 million.

•	Diluted earnings per share was $0.99, an increase of 29.1%, as compared to $0.76 in 2004.

•	Cash flows generated by operating activities were $238.9 million in 2005, compared to $332.0 million in 2004.

•	TSYS approved a quarterly cash dividend of $0.06 per share, an increase of 50% from the previous dividend rate. TSYS has increased its dividend payment for six consecutive years.

•	Accounts on file processed on TSYS’ systems increased 22.4% to 437.9 million at December 31, 2005, compared to 357.6 million at December 31, 2004.
Significant highlights occurring during 2005 include:
New Clients

•	TSYS signed an agreement with Capital One Financial Corporation (Capital One) to provide processing services for its North American portfolio of consumer and small business credit card accounts.

•	TSYS signed an agreement with Fifth Third Bancorp and successfully converted its Visa and MasterCard consumer credit portfolio to TS2.

•	TSYS signed a seven-year contract with ABN AMRO Bank, Barneveld, Netherlands, which represents the first processing agreement with a card issuer based in continental Europe. Additionally, TSYS provides customer care services on behalf of ABN AMRO by managing a customer contact center in the Netherlands. The center will support full end-to-end customer service, including general customer service queries, application processing, chargebacks and dispute handling, fraud and collections.

•	TSYS signed an agreement with Toronto-Dominion Bank to provide a range of processing and support services for its consumer and commercial credit card accounts.
Renewals

•	TSYS renewed its agreement with Navy Federal Credit Union, the world’s largest credit union, to continue processing for an additional five years.

•	MBNA Corporation (MBNA), based in Wilmington, Delaware, extended its existing seven-year relationship with TSYS for commercial card processing services by an additional three years.

•	TSYS renewed agreements with C&A Modas in Mexico as well as agreements with Juniper Bank, Wilmington, DE; Trustmark National Bank, Jackson, MS; Allied Irish Bank, Dublin, Ireland and Metavante of Milwaukee, WI.

•	Vital announced a renewal of its service agreement with its largest customer, Bank of America.
Acquisitions

•	The Company acquired the remaining 50% interest from Visa U.S.A. (Visa) of Vital for $95.8 million.

•	TSYS expanded its global reach into China by purchasing a 34% equity interest in China UnionPay Data Co., Ltd. (CUP Data) for $37 million.
Conversions

•	TSYS successfully converted the account portfolio of JPMorgan Chase & Co. (Chase).

•	In March and April, the Company converted Bank of America’s acquired account portfolio of FleetBoston Financial Corp. (FleetBoston).
Other Business

•	TSYS successfully implemented two retail gift card programs in Europe — one for HMV, the largest retailer of music, DVD and games in the UK and another for Hunkemöller, a leading specialist retailer in the Netherlands, with outlets in Germany, Denmark, France, Luxembourg and Belgium.

•	TSYS Prepaid announced it was sponsoring the creation of an industry-wide prepaid card trade association. The trade association will help advance the rapidly evolving prepaid market, focusing primarily on branded cards using open networks such as Visa and MasterCard, as well as EFT and ATM networks.

•	TSYS announced that Answers, etc. will use TSYS Prepaid’s platform to power the Zoomcard Prepaid MasterCard. The Zoomcard, issued by KeyBank, is accepted at more than 900,000 ATMs and more than 24 million merchant locations worldwide.

•	TSYS established TSYS Managed Services by integrating contact centers and customer-servicing operations of several subsidiary companies into a single special business unit.
Deconversions

•	TSYS concluded its negotiations with Citibank related to continuing its processing services for the Sears, Roebuck and Co. card portfolio. TSYS received official notification that Citibank plans to migrate all of the Sears consumer MasterCard and private-label accounts from TSYS in a deconversion that is scheduled to occur in May 2006. TSYS expects to continue supporting commercial-card accounts for Citibank, as well as Citibank’s Banamex USA consumer accounts, according to the terms of the existing agreements for those portfolios.

•	In December 2005, TSYS received official notification from Bank of America of its intent to shift the processing of its consumer card portfolio in house in October 2006 in connection with the acquisition of MBNA.
Industry Developments
Consolidation among financial institutions, particularly in the area of credit card operations, continued to be a major industry risk. During 2005, the following consolidations and industry events occurred:

•	Bank of America announced a definitive agreement to acquire MBNA. With the acquisition, Bank of America became one of the largest card issuers in the United States.

•	Washington Mutual, Inc. (WAMU), the nation’s largest savings and loan, acquired Providian Financial Corp. (Providian).

•	Multiple data breaches, including credit card data security breaches, were announced that allowed unauthorized access to consumer profiles. A bill under consideration in the Senate would require U.S. businesses to make data-security breaches public, with those failing to do so facing possible criminal prosecution.

•	Chase entered into an agreement to purchase the credit card operation, including both its private-label Sears credit card accounts and its co-branded Sears MasterCard accounts, from Sears Canada Inc.
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
The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates and assumptions are developed based upon all information available. Actual results could differ from estimated amounts.
Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations are listed in the Company’s forward-looking statements on page 60. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.
A summary of the Company’s critical accounting policies follows:
ACCOUNTS RECEIVABLE: Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $12.6 million and $6.8 million at December 31, 2005 and December 31, 2004, respectively. The allowance represents 6.4% and 4.5% of total accounts receivable at December 31, 2005 and December 31, 2004, respectively. TSYS’ client base mainly consists of financial institutions and other card issuers such as retailers. A substantial amount of the Company’s accounts receivable balances are current, and the average number of days sales outstanding in accounts receivable at December 31, 2005 was 40 days. Because TSYS invoices clients for services monthly in arrears, accounts receivable includes one month of service billings not yet invoiced.
TSYS records allowances for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior experience with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company’s large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.
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
REVENUE RECOGNITION: The Company’s electronic payment processing revenues are derived from long-term processing contracts with financial and nonfinancial institutions and are generally recognized as the services are performed. Electronic payment processing revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. The original terms of processing contracts generally range from three to ten years and provide for penalties for early termination.
The Company recognizes revenues in accordance with Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition.” SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.
The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the Financial Accounting Standard Board’s (FASB’s) Emerging Issues Task Force No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to separate units of accounting.
A deliverable in multiple element arrangements indicates any performance obligation on the part of the seller and includes any combination of obligations to perform different services, grant licenses or other rights. Revenue is allocated to the separate units of accounting in a multiple element arrangement based on relative fair values, provided the delivered element has standalone value to the customer, the fair value of any undelivered items can be readily determined, and delivery of any undelivered items is probable and substantially within the Company’s control. Evidence of fair value must be objective and reliable. An item has value to the customer on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis.
On March 3, 2003, the Company announced that Bank One had selected TSYS to upgrade its credit card processing. Under the long-term software licensing and services agreement, TSYS was to provide electronic payment processing services to Bank One’s credit card accounts for at least two years starting in 2004 (excluding statement and card production services). Following the provision of processing services, TSYS was to license a modified version of its TS2 consumer and commercial software to Bank One through a perpetual license with a six-year payment term. The Company used the percentage-of-completion accounting method for its agreement with Bank One and recognized revenues in proportion to costs incurred. This agreement has been superseded by the agreement with Chase described below.
On July 1, 2004, Bank One and Chase merged under the name Chase. On October 13, 2004, TSYS finalized a definitive agreement with Chase to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. The agreement extended a relationship that started with TSYS and the former Bank One in March 2003. Pursuant to the revised agreement, the first phase of the project was executed successfully, and Bank One’s remaining accounts were converted to the modified TS2 processing platform during the fourth quarter of 2004, according to the project’s original schedule. Chase converted its consumer accounts to a modified version of TS2 in July 2005, after which TSYS expects to maintain the card-processing functions of Chase Card Services for at least two years. Chase Card Services then has the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TS2 with a six-year payment term. TSYS’ revenues from Chase were less than 10% of total revenues for the year ended December 31, 2005.
As a result of the revised agreement with Chase, TSYS discontinued its use of the percentage-of-completion accounting method for the original agreement with Bank One. The revised agreement is accounted for in accordance with the FASB’s EITF 00-21 and other applicable guidance.

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
When services are considered essential to the functionality of the software licensed, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Progress during the period in which services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not considered fixed or determinable, the license revenue is recognized as payments become due.
The Company’s merchant services revenues are derived from long-term processing contracts with large financial institutions and other merchant acquirers which generally range from three to eight years and provide for penalties for early termination. Merchant services revenues are generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal sales and services. Revenue is recognized as merchant services as those services are performed, primarily on a per unit basis. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.
The Company’s other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with the Company’s long-term processing contracts. Revenue is recognized on these services as the services are performed, either on a per unit or a fixed price basis.
CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. The Company capitalizes internal conversion costs in accordance with FASB Technical Bulletin No. 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.” The capitalization of costs related to cash payments for rights to provide processing services is capitalized in accordance with the FASB’s Emerging Issues Task Force No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products),” and SAB 104. These costs are amortized using the straight-line method over the contract term beginning when the client’s cardholder accounts are converted and producing revenues. All costs incurred prior to a signed agreement are expensed as incurred. The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company’s consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company’s consolidated statements of income.
The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.
These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company’s actual results differ from its estimates of future cash flows.
SOFTWARE DEVELOPMENT COSTS: In accordance with Statement of Financial Accounting Standards No. 86, “Computer Software to be Sold, Leased or Otherwise Marketed,” software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, the Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.
The Company also develops software that is used internally. These software development costs are capitalized based upon SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Internal-use software development costs are capitalized once (1) preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed, and the software will be used to perform the function intended. Costs incurred prior to meeting these qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the software product.
GOODWILL: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), “Business Combinations,” and Statement of Financial Accounting Standards No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.
SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company adopted SFAS No. 142 on January 1, 2002.
The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with Accounting Principles Board (APB) Opinion No. 18 (APB 18), “The Equity Method of Accounting for Investments in Common Stock,” is not amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with SFAS No. 142, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of APB 18. Equity method goodwill is not reported as goodwill in the Company’s balance sheet, but is reported as a component of the equity investment.
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
IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLES: In accordance with SFAS No. 144, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.
Related Party Transactions
The Company provides electronic payment processing and other services to its parent company, Synovus Financial Corp. (Synovus), and its affiliates, and to the Company’s joint venture, Total System Services de México, S.A. de C.V. (TSYS de México).

The Company had a joint venture with Visa and used the equity method of accounting to record its 50% ownership in the joint venture. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by Vital, provides processing services to Vital. On March 1, 2005, the Company acquired the remaining 50% interest in Vital. Refer to Note 19 in the consolidated financial statements for more information on the acquisition of Vital.
The foregoing related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company’s margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS’ consolidated financial statements. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.
At December 31, 2005, Columbus Bank and Trust Company (CB&T), a wholly owned subsidiary of Synovus, owned 159.6 million shares (80.9%) of TSYS’ common stock.
Line of Credit
On June 30, 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The line is an automatic draw-down facility. The interest rate for the line of credit is the London Interbank Offered Rate (LIBOR) plus 150 basis points. In addition, there is a charge of 15 basis points on any funds unused. The line of credit is unsecured debt and includes covenants requiring the Company to maintain certain minimum financial ratios. The Company used the facility occasionally during the year, borrowing and repaying approximately $48.1 million during 2005. At December 31, 2005 and 2004, TSYS did not have an outstanding balance on the line of credit and was in compliance with all covenants. As the LIBOR rate changes, TSYS will be subject to interest rate risk.
In addition, TSYS maintains another unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2005 or 2004.
Balance Sheets
TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $152.6 million and $176.6 million at December 31, 2005 and 2004, respectively.
The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2005 and 2004, the Company had restricted cash balances of $4.1 million and $5.7 million, respectively, on deposit with Synovus affiliates.
At December 31, 2005 and 2004, TSYS had dividends payable of $9.6 million and $6.4 million, respectively, associated with related parties.
Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, and TSYS de México. At December 31, 2005 and 2004, the Company had accounts receivable balances of $0.1 million and $0.9 million, respectively, associated with related parties. At December 31, 2005 and 2004, the Company had accounts payable balances of $0.1 million and $0.3 million, respectively, associated with related parties. At December 31, 2005 and 2004, the Company had an accrued current liability to related parties of $0.3 million and $0.2 million, respectively.
Statements of Income
The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company’s equity method joint venture, TSYS de México.
The table below summarizes revenues derived from affiliated companies for the years ended December 31, 2005, 2004 and 2003. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

	2005	2004	2003
(in thousands)
Electronic payment processing services	$4,998	4,919	4,356
Merchant services	2,378	13,786	14,374
Other services	7,024	6,219	6,421
Reimbursable items	3,005	9,617	9,002

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below summarizes expenses associated with affiliated companies for the years ended December 31, 2005, 2004 and 2003 by expense category. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

	2005	2004	2003
(in thousands)
Salaries and other personnel expense	$588	787	576
Net occupancy and equipment expense	(882)	(709)	(405)
Other operating expenses	8,433	8,906	8,900

Nonoperating Income
The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties.

	2005	2004	2003
(in thousands)
Interest income from Synovus affiliate banks	$2,828	967	582
Interest expense paid to Synovus affiliate banks	37	—	29

Cash Flow
TSYS paid cash dividends to CB&T in the amount of approximately $31.9 million, $19.2 million and $12.0 million in 2005, 2004 and 2003, respectively. TSYS received cash dividends from its equity method joint ventures of approximately $1.7 million, $35.9 million and $5.3 million in 2005, 2004 and 2003, respectively.
Stock Options
Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2005, 2004 and 2003 as follows:

	2005	2004	2003
(in thousands, except per share data)
Number of shares under options	697	710	426
Weighted average exercise price	$28.71	26.00	18.91

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
Off-Balance Sheet Arrangements
OPERATING LEASES: As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment, software and facilities. These leases allow the Company to provide the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the balance sheet. Refer to Note 14 in the consolidated financial statements for further information on operating lease commitments.
Recent Accounting Pronouncements
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised) (SFAS No. 123R), “Share-Based Payment.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.
This Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” for either recognition or pro forma disclosures. The Statement is effective for the first interim or annual period of the first fiscal year that begins on or after June 15, 2005.

The Company adopted SFAS No. 123R on January 1, 2006. The Company expects that the impact of expensing existing TSYS and Synovus stock options will have a negative impact upon its results of operations and statement of financial position. The expected results for 2006 include the estimated impact of expensing the fair value of stock options beginning in 2006, as well as expenses associated with restricted stock awards, which are expected to replace stock options as TSYS’ primary method of equity-based compensation. The incremental (as compared to 2005) after-tax expense for both options and restricted stock awards in 2006 is estimated at $5.8 million, which represents approximately $0.03 per diluted share, or 3% of reported 2005 diluted earnings per share.
In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS No. 154), “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes,” and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle by requiring retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the impact of adopting SFAS No. 154 on its financial position, results of operations or cash flows to be material.
In June 2005, the EITF reached a consensus on EITF Issue No. 05-6 (EITF 05-6), “Determining the Amortization Period for Leasehold Improvements.” This guidance provides that leasehold improvements acquired in a business combination and those acquired after the inception of a lease should be amortized over the shorter of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of acquisition of the leasehold improvements. The guidance is effective for periods beginning after June 29, 2005. The Company does not expect the impact of adopting EITF 05-6 on its financial position, results of operations or cash flows to be material.

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data presented on page 35:

	Percentage of
	Total Revenues
	Years Ended			Percentage Change in
	December 31,			Dollar Amounts

	2005	2004	2003	2005 vs. 2004	2004 vs. 2003

Revenues:
Electronic payment processing services	54.3%	64.0	64.8	14.5%	11.2%
Merchant services	14.8	2.2	2.4	nm	4.8
Other services	11.4	14.4	11.4	6.8	41.8

Revenues before reimbursable items	80.5	80.6	78.6	34.8	15.5
Reimbursable items	19.5	19.4	21.4	35.9	2.3

Total revenues	100.0	100.0	100.0	35.0	12.7

Expenses:
Salaries and other personnel expense	28.8	30.5	31.0	27.8	10.7
Net occupancy and equipment expense	17.7	20.3	19.5	18.1	16.5
Other operating expenses	16.1	12.8	10.0	68.2	45.4

Expenses before reimbursable items	62.6	63.6	60.5	32.9	18.3
Reimbursable items	19.5	19.4	21.4	35.9	2.3

Total expenses	82.1	83.0	81.9	33.6	14.1

Operating income	17.9	17.0	18.1	42.0	6.1
Nonoperating income	0.3	0.2	0.4	131.0	(45.2)

Income before income taxes, minority interest and equity in income of joint ventures	18.2	17.2	18.5	42.9	5.1
Income taxes	6.5	6.5	6.8	33.8	8.9
Minority interest in consolidated subsidiary’s net income	(0.0)	(0.0)	(0.0)	(1.1)	(23.5)
Equity in income of joint ventures	0.4	2.0	1.7	(74.2)	33.3

Net income	12.1%	12.7	13.4	29.2	6.8

nm = not meaningful

Results of Operations
Revenues
Total revenues increased 35.0%, or $415.9 million, for the year ended December 31, 2005, compared to the year ended December 31, 2004, which increased 12.7%, or $133.5 million, compared to the year ended December 31, 2003. The increases in revenues for 2005 and 2004 include a decrease of $1.2 million and an increase of $11.7 million, respectively, related to the effects of currency translation of its foreign-based subsidiaries and branches. Excluding reimbursable items, revenues increased 34.8%, or $333.2 million, for the year ended December 31, 2005, compared to the year ended December 31, 2004, which increased 15.5%, or $128.3 million, compared to the year ended December 31, 2003.

International Revenue
TSYS provides services to its clients worldwide and plans to continue to expand its service offerings internationally in the future. TSYS’ international revenues are generated by TSYS and its consolidated entities. The Company has two joint ventures located in Mexico and China that are accounted for under the equity method of accounting and therefore, TSYS does not include the revenues of its joint ventures in consolidated revenues. Total revenues from clients domiciled outside the United States for the years ended December 31, 2005, 2004 and 2003, respectively, are summarized below:

				Percent Change

	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
(in millions)
Europe	$131.9	101.6	68.6	29.8%	48.1%
Canada	89.9	83.2	75.9	8.0	9.6
Japan	15.6	14.0	12.1	11.6	16.0
Mexico	7.6	11.2	31.4	(32.0)	(64.2)
Other	3.8	3.7	2.5	17.1	51.1

Totals	$248.8	213.7	190.5	16.7	12.3

Accounts on File (AOF) Information (in millions)

				Percent Change

	2005	2004	2003	2005 vs. 2004	2004 vs. 2003

At December 31,	437.9	357.6	273.9	22.4%	30.5%
YTD Average	401.1	303.1	262.6	32.3	15.4
AOF by Portfolio Type

							Percent Change

	2005	%	2004	%	2003	%	2005 vs. 2004	2004 vs. 2003
At December 31,
Consumer	267.4	61.0%	203.3	56.9%	143.5	52.4%	31.5%	41.7%
Retail	99.7	22.8	93.6	26.2	85.5	31.2	6.4	9.4
Commercial	30.1	6.9	25.6	7.2	21.5	7.9	17.7	19.0
Government services	18.8	4.3	16.3	4.6	13.8	5.0	15.4	18.2
Stored value	14.3	3.3	11.9	3.3	3.5	1.3	19.7	238.1
Debit	7.6	1.7	6.9	1.8	6.1	2.2	10.5	13.3

Total	437.9	100.0%	357.6	100.0%	273.9	100.0%	22.4	30.5

AOF by Geographic Area

							Percent Change

	2005	%	2004	%	2003	%	2005 vs. 2004	2004 vs. 2003
At December 31,
Domestic	381.8	87.2%	308.2	86.2%	229.8	83.9%	23.9%	34.1%
International	56.1	12.8	49.4	13.8	44.1	16.1	13.4	12.0

Total	437.9	100.0%	357.6	100.0%	273.9	100.0%	22.4	30.5

Activity in AOF

	2004 to 2005	2003 to 2004	2002 to 2003

Beginning balance	357.6	273.9	245.9
Internal growth of existing clients	40.8	36.9	25.1
New clients	51.8	49.1	19.9
Purges/ Sales	(9.6)	(1.1)	(13.2)
Deconversions	(2.7)	(1.2)	(3.8)

Ending balance	437.9	357.6	273.9

Total revenues from clients based in Europe was $131.9 million for 2005, a 29.8% increase over the $101.6 million in 2004, which was a 48.1% increase over the $68.6 million in 2003. The growth in revenues in 2005 from clients based in Europe was a result of the growth of existing clients, the conversion of new accounts, the effect of currency translation and the increased use of value added products and services by clients in Europe.
Total revenues from clients based in Mexico was $7.6 million for 2005, a 32.0% decrease over the $11.2 million in 2004, which was a 64.2% decrease over the $31.4 million in 2003. During 2003, the Company’s largest client in Mexico notified TSYS that the client would be utilizing its internal global platform and deconverted in the fourth quarter of 2003. This client represented approximately 70% of TSYS’ revenues from Mexico. Another Mexican client notified the Company of its intentions to utilize its internal global platform and deconverted in mid-2004. This client represented approximately 21% of TSYS’ revenues from Mexico prior to the deconversions. Management believes that Mexico remains a viable market and plans to continue providing processing services to its existing clients in Mexico, as well as, pursue additional business from potential clients based in Mexico.
Value Added Products and Services
The Company’s revenues are impacted by the use of optional value added products and services that are integrated within TSYS’ processing systems. Value added products and services are optional features to which each client can choose to subscribe in order to potentially increase the financial performance of its portfolio. Value added products and services include: risk management tools and techniques, such as credit evaluation, fraud detection and prevention, and behavior analysis tools; and revenue enhancement tools and customer retention programs, such as loyalty programs and bonus rewards. These revenues can increase or decrease over time as clients subscribe to or cancel these services. Value added products and services are included mainly in electronic payment processing services revenues.
For the years ended December 31, 2005, 2004 and 2003, value added products and services represented 12.6%, 13.8% and 14.1% of total revenues, respectively. Revenues from these products and services, which include some reimbursable items paid to third-party vendors, increased 23.2%, or $38.0 million, for 2005 compared to 2004, and increased 10.8%, or $16.0 million, for 2004 compared to 2003.
Major Customers
A significant amount of the Company’s revenues is derived from long-term contracts with large clients, including its major customer, Bank of America. TSYS derives revenues from providing various processing and other services to this client, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. With the acquisition of Vital on March 1, 2005, the Company’s revenues include revenues derived from providing merchant processing services to Bank of America. Refer to Note 19 in the consolidated financial statements for more information on the acquisition of Vital.
On January 25, 2005, the Company announced that it had extended its agreement with Bank of America for an additional five years through 2014. Additionally, during the third quarter of 2005, Vital announced the renewal of its agreement to provide merchant processing services to Bank of America.
During the second quarter of 2005, Bank of America announced its planned acquisition of MBNA. In December 2005, TSYS received official notification from Bank of America of its intent, pending its acquisition of MBNA, to shift the processing of its consumer card portfolio in house in October 2006. On January 1, 2006, Bank of America’s acquisition of MBNA was completed. TSYS expects to continue providing commercial and small business card processing for Bank of America and MBNA, as well as merchant processing for Bank of America, according to the terms of the existing agreements for those services.
In 2005, all relationships with Bank of America and MBNA generated a combined total of $382.4 million in revenues, or 23.9% of total revenues. TSYS projects an annualized loss of approximately $243.3 million in revenues upon deconversion of the consumer card portfolio that Bank of America plans to move in house, or approximately 15.2% of total revenues in 2005. Excluding reimbursable items, TSYS projects an annualized reduction of approximately $143.8 million in revenues from the loss of the consumer card portfolio, which is approximately 11.1% of TSYS’ revenues before reimbursables in 2005.
TSYS’ processing agreement with Bank of America provides that Bank of America may terminate its agreement with TSYS for consumer credit card services upon the payment of a termination fee, the amount of which is dependent upon several factors. Based upon the expected October 2006 deconversion date, this fee is estimated to be approximately $69 million. As a result of the expected deconversion in October 2006, TSYS will accelerate the amortization of approximately $7 million in contract acquisition costs.
Bank of America accounted for approximately 22.3%, 18.5% and 18.2% of total revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Bank of America accounted for approximately 17.8%, 14.9% and 14.6% of revenues before reimbursable items for the years ended December 31, 2005, 2004 and 2003, respectively. The majority of the increase in revenues derived from Bank of America for 2005, as compared to 2004, is the result of including Vital’s revenues for merchant services from Bank of America. The loss of Bank of America could have a material adverse effect on the Company’s financial position, results of operations and cash flows. TSYS’ management believes that the loss of revenues from the Bank of America consumer card portfolio for the months of 2006 subsequent to the expected deconversion, combined with decreased expenses from the reduction in hardware and software and the redeployment of personnel, should not have a material adverse effect on the Company’s financial position, results of operations or cash flows for the year ending December 31, 2006. However, the Company’s management believes that the termination fee associated with the Bank of America deconversion, offset by the loss of processing revenues subsequent to the deconversion and the acceleration of amortization of contract acquisition costs, will have a positive effect on the Company’s financial position, results of operations and cash flows for the year ending December 31, 2006.
The Company has a long-term processing relationship with Providian, one of the largest bankcard issuers in the nation, until 2013. In June 2005, WAMU announced its intention to acquire Providian, and on October 1, 2005, WAMU completed the acquisition of Providian. WAMU accounted for approximately 3.9%, 8.0% and 10.4% of total revenues for the years ended December 31, 2005, 2004 and 2003, respectively. The decrease in revenues is the result of a change in the types of services the Company offers to WAMU, such as statements and card personalization, as well as the decrease in the number of accounts processed.
Refer to Note 17 in the consolidated financial statements for more information on major customers.
The Company works to maintain a large and diverse customer base across various industries. However, in addition to its major customer, the Company has other large clients representing a significant portion of its total revenues. The loss of any one of the Company’s large clients could have a material adverse effect on the Company’s financial position, results of operations and cash flows.
Electronic Payment Processing Services
Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts. Due to the number of cardholder accounts processed by TSYS and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow.
Electronic payment processing services revenues increased 14.5%, or $110.2 million, for the year ended December 31, 2005, compared to the year ended December 31, 2004, which increased 11.2%, or $76.7 million, compared to the year ended December 31, 2003.
In August 2005, TSYS finalized a five year definitive agreement with Capital One to provide processing services for its North American portfolio of consumer and small business credit card accounts. TSYS plans to complete the conversion of Capital One’s portfolio from its in house processing system to TS2 in phases, beginning in mid-2006 and ending in early 2007. TSYS expects to maintain the card processing functions of Capital One for at least five years. After a minimum of three years of processing with TSYS, the agreement provides Capital One the opportunity to license TS2 under a long-term payment structure.
TSYS is in the process of completing the analysis of the accounting for the Capital One contract. Current 2006 earnings estimates assume that TSYS will defer revenues and costs associated with converting, processing and servicing the Capital One portfolio.
On March 3, 2003, the Company announced that Bank One had selected TSYS to upgrade its credit card processing. Under the long-term software licensing and services agreement, TSYS was to provide electronic payment processing services to Bank One’s credit card accounts for at least two years starting in 2004 (excluding statement and card production services). Following the provisions of processing services, TSYS was to license a modified version of its TS2 consumer and commercial software to Bank One under a perpetual license with a six-year payment term. This agreement has been superseded by the agreement with Chase described below. The Company used the percentage-of-completion accounting method for its agreement with

Bank One and recognized revenues in proportion to costs incurred. TSYS’ revenues from Bank One were less than 10% of total revenues in 2005 and 2004, respectively.
On January 20, 2004, Circuit City Stores, Inc. (Circuit City) announced an agreement to sell its private-label credit card business to Bank One.
On July 1, 2004, Bank One and Chase merged under the name Chase. On October 13, 2004, TSYS finalized a definitive agreement with Chase to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. The new agreement replaced the agreement TSYS and the former Bank One Corp. agreed to in March 2003. Pursuant to the revised agreement, the first phase of the project was executed successfully, and Bank One’s remaining accounts were converted to the modified TS2 processing platform during the fourth quarter of 2004, according to the project’s original schedule. TSYS converted the consumer accounts of Chase to the modified version of TS2 in July 2005. TSYS expects to maintain the card-processing functions of Chase Card Services for at least two years. Chase Card Services then has the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TS2 with a six-year payment term.
As a result of the new agreement with Chase, TSYS discontinued its use of the percentage-of-completion accounting method for the original agreement with Bank One. The revised agreement is being accounted for in accordance with EITF 00-21, which is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, and other applicable guidance.
TSYS expects that the 2006 earnings per share (EPS) impact of the agreement will be $0.11-$0.12. Beyond 2006, the annual EPS impact of the agreement will depend upon Chase Card Services’ option to either extend the processing agreement for up to five additional two-year periods or to migrate the portfolio in-house under a perpetual license of a modified version of TS2 with a six-year payment term.
In March 2004, Bank of America acquired FleetBoston. In connection with the extended agreement with Bank of America, TSYS converted the FleetBoston card portfolio to TSYS’ processing system in March 2005.
In October 2003, Circuit City announced that it had sold its Visa and MasterCard portfolio, which includes credit card receivables and related cash reserves, to FleetBoston.
In July 2003, Sears and Citigroup announced an agreement for the sale by Sears to Citigroup of the Sears credit card and financial services businesses. During the year ended December 31, 2005, TSYS’ revenues from the agreement with Sears represented less than 10% of TSYS’ consolidated revenues. The TSYS/ Sears agreement granted to Sears the one-time right to market test TSYS’ pricing and functionality after May 1, 2004, which right was exercised by Citigroup. In June 2005, TSYS announced that Citigroup will move the Sears consumer MasterCard and private-label accounts from TSYS in a deconversion that is expected to occur in May 2006. TSYS expects to continue supporting commercial card accounts for Citibank, as well as Citibank’s Banamex USA consumer accounts, according to the terms of the existing agreements for those portfolios. TSYS’ management believes that the loss of revenues from the Sears portfolio for the months of 2006 subsequent to the expected deconversion, combined with decreased expenses from the reduction in hardware and software and the redeployment of personnel, should not have a material adverse effect on the Company’s financial position, results of operations or cash flows for the year ending December 31, 2006.
On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity) for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid. TSYS Prepaid is a provider of prepaid card solutions that utilize the Visa, MasterCard, EFT and ATM networks for Fortune 500 companies as well as domestic and international financial institutions. TSYS is in the process of merging its existing prepaid solution with that of TSYS Prepaid’s solution. The Company believes the acquisition of TSYS Prepaid enhances TSYS’ processing services by adding enhanced functionality and distinct value differentiation for TSYS and its clients. TSYS Prepaid operates as a separate, wholly owned subsidiary of TSYS. For the year ended December 31, 2005, TSYS’ revenues include $19.6 million related to revenues from TSYS Prepaid, compared to $8.2 million in 2004, and are included in electronic payment processing services. Refer to Note 19 in the consolidated financial statements for further information on the acquisition of TSYS Prepaid.
Merchant Services
Merchant services revenues are derived from providing electronic transaction processing services, primarily to large financial institutions and other merchant acquirers. Revenues from merchant services include processing all payment forms including credit, debit, electronic benefit transfer and check truncation for merchants of all sizes across a wide array of retail market segments. Merchant services’ products and services include: authorization and capture of electronic transactions; clearing and settlement of electronic transactions; information reporting services related to electronic transactions; merchant billing services; and point-of-sale terminal sales and service.
On March 1, 2005, TSYS acquired the remaining 50% of Vital from Visa for $95.8 million in cash, including $794,000 of direct acquisition costs. Vital is now a separate, wholly owned subsidiary of TSYS.

As a result of the acquisition of control of Vital, TSYS changed from the equity method of accounting for the investment in Vital and began consolidating Vital’s balance sheet and results of operations. Refer to Note 19 in the consolidated financial statements for more information on the acquisition of Vital.
Revenues from merchant services consist of revenues generated by TSYS’ wholly owned subsidiary, Vital, and majority owned subsidiary, GP Net. Merchant services revenue for the years ended December 31, 2005, 2004 and 2003 were $237.4 million, $26.2 million and $25.0 million, respectively. The increase is completely attributable to the consolidation of Vital’s results effective March 1, 2005. Prior to the acquisition of Vital, TSYS’ revenues included fees TSYS charged to Vital for back-end processing support.
Vital’s results are driven by the transactions processed at the point-of-sale and the number of outgoing transactions. Vital’s main point-of-sale service deals with authorizations and data capture transactions primarily through dial-up or the Internet.
Other Services
Revenues from other services consist primarily of revenues generated by TSYS’ business process management services, as well as TSYS’ wholly owned subsidiaries not included in electronic payment processing services or merchant services. These services include mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client service, collections and account solicitation services. TSYS provides clients, through its wholly owned subsidiary, Columbus Depot Equipment Company, with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. Through its wholly owned subsidiary Columbus Productions, Inc. (CPI), TSYS provides full-service commercial printing services to TSYS clients and others. TSYS Total Debt Management, Inc. (TDM) provides recovery collections work, bankruptcy process management, legal account management and skip tracing. Enhancement Services Corporation (ESC) provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States.
Revenues from other services increased $11.7 million, or 6.8%, in 2005, compared to 2004. In 2004, revenues from other services increased $50.4 million, or 41.8%, compared to 2003. Other services revenues increased primarily as a result of increased debt collection services performed by TDM and the revenues associated with ESC.
In September 2003, TDM entered into a new debt collection services agreement resulting in TDM recognizing revenues of approximately $37.1 million, $40.8 million and $14.1 million in 2005, 2004 and 2003, respectively. The revenues from this agreement are expected to continue in 2006.
On April 28, 2003, TSYS completed the acquisition of ESC for $36.0 million in cash. The Company believes the acquisition of ESC enhances TSYS’ processing services by adding leading loyalty program technology and management solutions for TSYS’ clients. For the year ended December 31, 2005, TSYS’ revenues include $27.1 million related to ESC’s revenues and are included in other services, compared to $21.5 million for 2004 and $11.9 million in 2003. Refer to Note 19 in the consolidated financial statements for more information on the acquisition of ESC.
Reimbursable Items
As a result of the FASB’s Emerging Issues Task Force No. 01-14 (EITF 01-14), “Income Statement Characterization of Reimbursements Received for ’Out-of-Pocket’ Expenses Incurred,” the Company has included reimbursements received for out-of-pocket expenses as revenue and expense. The largest reimbursement expense for which TSYS is reimbursed by clients is postage. Reimbursable items increased $82.8 million, or 35.9%, in 2005, as compared to 2004. Reimbursable items increased $5.2 million, or 2.3%, in 2004, as compared to 2003.
A summary of reimbursable item revenues for the years ended December 31, 2005, 2004 and 2003 is provided below:

				Percent Change
	Years Ended December 31,			2005 vs.	2004 vs.
(in thousands)	2005	2004	2003	2004	2003

Postage	$163,434	152,753	157,996	7.0%	(3.3)%
Card association access fees	67,998	19,587	11,359	nm	72.4
Other	81,709	58,049	55,810	40.8	4.0

Total	$313,141	230,389	225,165	35.9	2.3

nm = not meaningful

The Company’s reimbursable items are impacted with changes in postal rates and changes in the volumes of all mailing activities by its clients. Effective January 8, 2006, the United States Postal Service increased the rate of first class mail. The increase in reimbursable items due to the increase in postal rates is expected to be offset by the decrease in reimbursable items associated with the deconversion of the Citibank Sears portfolio in May 2006 and Bank of America’s consumer card portfolio in October 2006.
Operating Expenses
As a percentage of revenues, operating expenses decreased in 2005 to 82.1%, compared to 83.0% and 81.9% for 2004 and 2003, respectively. The decrease in expenses for the year ended December 31, 2005 and the increase for the year ended December 31, 2004, include a decrease of $1.3 million and an increase of $10.9 million related to the effects of currency translation of the Company’s foreign based subsidiaries and branches, respectively. The increase in 2005 as compared to 2004 is primarily due to the acquisition of Vital in March 2005 and TSYS Prepaid in August 2004. Operating expenses increased in 2004 as compared to 2003 primarily due to the increase in costs associated with TDM’s debt collection arrangement, increased performance-based incentive benefit accruals and the write-off of the Company’s double-byte software development project. Operating expenses were $1,315.8 million in 2005, compared to $984.8 million in 2004 and $862.9 million in 2003.
Salaries and Other Personnel Expense
Summarized below are the major components of salaries and other personnel expense for the years ended December 31, 2005, 2004 and 2003:

				Percent Change
	Years Ended December 31,			2005 vs.	2004 vs.
(in thousands)	2005	2004	2003	2004	2003

Salaries	$352,150	281,378	260,273	25.2%	8.1%
Employee benefits	105,306	71,682	60,257	46.9	19.0
Nonemployee wages	36,061	15,656	33,445	130.3	(53.2)
Other	8,695	6,778	5,242	28.3	29.3
Less capitalized expenses	(39,995)	(13,962)	(32,649)	186.5	(57.2)

Totals	$462,217	361,532	326,568	27.8	10.7

Salaries and other personnel expense increased 27.8% in 2005 over 2004, compared to 10.7% in 2004 over 2003. Of the $100.7 million increase in employment expenses in 2005, approximately $59.7 million related to Vital and TSYS Prepaid. A significant portion of TSYS’ operating expenses relates to salaries and other personnel costs. The Company’s salaries and personnel expense is greatly influenced by the number of employees. Below is a summary of the Company’s employee data:

				Percent Change

Employee Data:				2005 vs.	2004 vs.
(Full-time Equivalents)	2005	2004	2003	2004	2003

At December 31,	6,698	5,700	5,640	17.5%	1.1%
YTD Average	6,317	5,598	5,494	12.8	1.9

The majority of the increase in the number of employees in 2005 as compared to 2004 is a result of the acquisition of Vital. The majority of the increase in the number of employees in 2004 as compared to 2003 is a result of the acquisition of TSYS Prepaid offset by the workforce reduction announced in February 2004.
The growth in employment expenses is also impacted by the accrual for performance-based incentives, which includes salary bonuses, profit sharing and employer 401(k) expenses. For the years ended December 31, 2005, 2004 and 2003, the Company accrued $48.1 million, $22.5 million and $8.4 million, respectively, of performance-based incentives.

Net Occupancy and Equipment Expense
Summarized below are the major components of net occupancy and equipment expense:

				Percent Change
	Years Ended December 31,			2005 vs.	2004 vs.
	2005	2004	2003	2004	2003
(in thousands)
Depreciation and amortization	$108,491	81,256	76,569	33.5%	6.1%
Equipment and software rentals	96,487	88,742	85,759	8.7	3.5
Repairs and maintenance	46,014	39,435	26,098	16.7	51.1
Impairment of developed software	3,619	10,059	—	(64.0)	na
Other	29,344	20,932	17,887	40.2	17.0

Totals	$283,955	240,424	206,313	18.1	16.5

na = not applicable

Net occupancy and equipment expense increased 18.1% in 2005 over 2004, compared to 16.5% in 2004 over 2003. Of the $43.5 million increase in net occupancy and equipment expense in 2005 over 2004, $22.6 million related to Vital and TSYS Prepaid. Depreciation and amortization expense increased $27.2 million, or 33.5%, to $108.5 million for the year ended December 31, 2005, compared to $81.3 million for the year ended December 31, 2004, which increased $4.7 million, or 6.1%, from $76.6 million for the year ended December 31, 2003. Amortization expense of licensed computer software increased by $15.6 million, or 41.1%, in 2005 over 2004 as the Company expanded its processing capacity. Amortization expense of licensed computer software decreased by $3.4 million in 2004 compared to 2003. The Company has certain license agreements requiring increased license fees based upon achieving certain thresholds of processing capacity. Amortization expense of developed software decreased $750,000 for the year ended December 31, 2005, as compared to the prior period in 2004, as a result of some of the Company’s developed software becoming fully amortized in 2005. Amortization expense of developed software in 2004 compared to 2003, increased $815,000 as a result of developed software placed in service late in 2003 and 2004.
The Company was developing its Integrated Payments (IP) Platform supporting the on-line and off-line debit and stored value markets, which would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for online debit processing. Through 2004, the Company invested a total of $6.3 million since the project began.
Development relating specifically to the IP on-line debit platform primarily consisted of a third party software solution. During the first quarter of 2005, the Company evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of Vital and debit alternatives now available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized an impairment charge in net occupancy and equipment expense of approximately $3.1 million related to this asset. The impairment charge is reflected in the domestic-based support services segment. As of December 31, 2005, the Company has $1.3 million capitalized, net of amortization, related to this asset. In September 2005, TSYS also recognized an impairment loss on developed software of $482,000.
During 2004, the Company decided to change its approach for entry into the Asia-Pacific market. As a result, the Company recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project. The $10.1 million impairment charge is reflected in the domestic-based support services segment.
TSYS’ equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $96.5 million for the year ended December 31, 2005, an increase of $7.8 million, or 8.7%, compared to $88.7 million for the year ended December 31, 2004, an increase of $3.0 million, or 3.5%, compared to $85.8 million for the year ended December 31, 2003. TSYS’ equipment and software rentals increased in 2004 due to expanding processing capacity and transition costs associated with the opening of its new data centre in Europe.
In July 2003, the Company announced plans to build a state-of-the-art data centre in Knaresborough, England to accommodate future client growth and to prepare for its corporate expansion throughout Europe. In October 2004, the Company announced the completion of its 53,000 square-foot data centre. The centre replaced the Company’s leased data centre in Harrogate, England.

Other Operating Expenses
Summarized below are the major components of other operating expenses for the years ended December 31, 2005, 2004 and 2003:

				Percent Change
	Years Ended December 31,			2005 vs.	2004 vs.
	2005	2004	2003	2004	2003
(in thousands)
Third-party data processing services	$42,743	5,493	4,347	nm %	26.4%
Court costs associated with debt collection services	32,117	33,930	12,433	(5.3)	172.9
Supplies and stationery	28,947	25,215	25,110	14.8	0.4
Professional advisory services	25,991	11,457	7,976	126.8	43.7
Terminal deployment costs	24,867	—	—	nm	nm
Travel and business development	16,692	11,958	12,118	39.6	(1.3)
Amortization of conversion costs	15,920	11,540	7,703	38.0	49.8
Management fees	8,272	8,659	8,629	(4.3)	0.3
Transaction processing provisions	7,397	9,878	3,450	(25.1)	186.9
Bad debt expense	3,482	(1,086)	(998)	nm	8.9
Amortization of acquisition intangibles	3,205	1,458	750	119.8	94.4
Other	46,856	33,856	23,323	38.0	45.5

Totals	$256,489	152,449	104,841	68.2	45.4

nm = not meaningful

Other operating expenses increased 68.2% in 2005 compared to 2004, and increased 45.4% in 2004 compared to 2003. Other operating expenses were impacted by the acquisition of Vital and TSYS Prepaid. Of the $104.0 million increase in other operating expenses in 2005, approximately $88.8 million related to the acquisition of Vital in March 2005 and TSYS Prepaid in August 2004. Other operating expenses were also impacted by the court costs associated with a new debt collection arrangement entered into by TDM, amortization of contract acquisition costs and the provision for transaction processing accruals. As a result of a new debt-collection agreement with an existing client in 2003, the Company’s other expenses were impacted by an increase in court costs and attorney commissions for the years ended December 31, 2005 and 2004, respectively, some of which it expects to recover in future periods. Amortization of contract acquisition costs associated with conversions was $15.9 million, $11.5 million and $7.7 million in 2005, 2004 and 2003, respectively.
Other operating expenses also include, among other things, costs associated with delivering merchant services, professional advisory fees, charges for processing errors, contractual commitments and bad debt expense. Management’s evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in transaction processing provisions and charges for bad debt expense are reflected in other operating expenses. For 2005, 2004 and 2003, transaction processing provisions were $7.4 million, $9.9 million and $3.5 million, respectively. For the year ended December 31, 2005, the Company had provisions for bad debt expense of $3.5 million, and for the years ended December 31, 2004 and 2003, the Company had recoveries of bad debt expense of $1.1 million and $1.0 million, respectively.
Operating Income
Operating income increased 42.0% to $287.1 million in 2005, compared to $202.2 million in 2004, which was an increase of 6.1% over 2003 operating income of $190.6 million. The operating income margin increased to 17.9% in 2005, compared to 17.0% and 18.1% in 2004 and 2003, respectively. The margin for 2005 increased when compared to the same period in 2004 mainly as a result of the consolidated results of Vital, and increased revenues and benefits associated with increased operating leverage. The decrease in operating income margin in 2004 was primarily as a result of the impact of the debt collection agreement by TDM signed in September 2003, the impairment charge for the double-byte project, increases in the accrual for performance-based incentive benefits, and the decrease in revenues from clients in Mexico.
The Company’s operating profit is impacted by the acquisition of Vital. Prior to acquiring control, TSYS accounted for its investment in Vital using the equity method of accounting. Only TSYS’ share of Vital’s earnings was included in TSYS’ net income. After acquiring control of Vital, TSYS began consolidating Vital’s results of operations. By consolidating the results of Vital, the impact will increase operating profit as compared to periods that TSYS used the equity method of accounting.

Nonoperating Income
Nonoperating income consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income increased in 2005, as compared to 2004, primarily due to the increase in interest income. Nonoperating income decreased in 2004, as compared to 2003, primarily due to changes in foreign currency translation gains and interest expense associated with software license obligations. Interest income for 2005 was $6.0 million, a 110.5% increase compared to $2.9 million in 2004, which was a 1.1% decrease compared to $2.9 million in 2003. The variation in interest income is primarily attributable to the fluctuations in the cash available for investment and higher short-term interest rates.
The Company also records foreign currency translation adjustments on foreign-denominated balance sheet accounts. The Company maintains several cash accounts denominated in foreign currencies, primarily in Euros and British Pounds Sterling (BPS). As the Company translates the foreign-denominated cash balances into US dollars, the translated cash balance is adjusted upward or downward depending upon the foreign currency exchange movements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company’s statements of income. As those cash accounts have increased, the upward or downward adjustments have increased. The majority of the translation loss of $840,000 for the year ended December 31, 2005 relates to the translation of cash accounts.
The balance of the Company’s foreign-denominated cash accounts subject to risk of translation gains or losses at December 31, 2005 was approximately $4.9 million, the majority of which is denominated in Euros.
Income Taxes
Income tax expense was $103.3 million, $77.2 million and $70.9 million in 2005, 2004 and 2003, respectively, representing effective income tax rates of 34.9%, 34.2% and 33.6%, respectively. The calculation of the effective tax rate includes minority interest in consolidated subsidiary’s net income and equity in income of joint ventures in pretax income. TSYS’ increase in its effective income tax rate for 2005 and 2004 was primarily due to the result of changes in tax credits expected to be realized and reduction in foreign tax credits.
Equity in Income of Joint Ventures
TSYS’ share of income from its equity in joint ventures was $6.1 million, $23.7 million and $17.8 million for 2005, 2004 and 2003, respectively. The decrease for 2005 is the result of TSYS’ purchase of the remaining 50% of Vital on March 1, 2005 and the subsequent inclusion of Vital’s operating results in TSYS’ statements of income. Refer to Note 19 in the consolidated financial statements for further information on TSYS’ acquisition of Vital. The increase in 2004 was primarily the result of improvements in Vital’s operating results from increased volumes.
Vital Processing Services, L.L.C.
In 1996, the Company formed Vital with Visa in order to expand its merchant processing business. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by Vital, provides processing services to Vital. For 2005, TSYS generated $3.8 million of revenue from Vital, compared to $21.9 million and $22.1 million in 2004 and 2003, respectively. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.
During 2005, the Company’s equity in income of joint ventures related to Vital was $3.2 million, a 85.3% decrease, or $18.8 million, compared to $22.0 million in 2004, which was a 32.0% increase, or $5.3 million compared to $16.7 million in 2003. The decrease in revenues in 2005 is the result of consolidation of Vital’s results on March 1, 2005. The increase in Vital’s net income in 2004 was primarily the result of growth in transaction volumes and decreased per transaction expense resulting from newly negotiated contracts with third party service providers. Another contributing factor for Vital’s increase in net income was a decrease in non-recurring personnel and impairment charges from 2003. Refer to Note 9 in the consolidated financial statements for condensed consolidated financial information for Vital.
On January 18, 2005, TSYS announced it had signed an agreement to purchase the remaining 50% equity stake that Visa held in Vital. The transaction closed March 1, 2005. Vital has become a wholly owned subsidiary of TSYS. The purchase of the remaining 50% interest in Vital provides TSYS with greater synergies for its clients by offering a broad range of point-of-sale solutions.
TSYS de México
The Company has a joint venture with a number of Mexican banks and records its 49% ownership in the joint venture using the equity method of accounting. The operation, TSYS de México, prints statements and provides card-issuing support services to the joint venture clients and others.
During 2005, the Company’s equity in income of joint ventures related to TSYS de México was $2.8 million, a 62.9% increase, or $1.1 million, compared to $1.7 million in 2004, which was a 51.7% increase, or $592,000, compared to $1.1 million in 2003.
TSYS pays TSYS de México a processing support fee for certain client relationship and network services that TSYS de México has assumed from TSYS. TSYS paid TSYS de México a processing support fee of $141,000, $200,000 and $591,000 in 2005, 2004 and 2003, respectively. This processing support fee decreased, beginning in the fourth quarter of 2003, with the deconversion of TSYS’ largest client in Mexico. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.
China UnionPay Data Co., Ltd.
In December 2005, the Company announced that it purchased an initial 34% equity interest in CUP Data, the payments-processing subsidiary of China UnionPay Co., Ltd. (CUP). CUP is sanctioned by the People’s Bank of China, China’s central bank, and has become one of the world’s largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China. TSYS’ equity in income of joint ventures related to CUP Data was approximately $63,000 in 2005. TSYS plans to increase its ownership interest to 45% upon its receipt of regulatory approval.
Net Income
Net income increased 29.2% to $194.5 million (basic and diluted EPS of $0.99) in 2005, compared to 2004. In 2004, net income increased 6.8% to $150.6 million (basic and diluted EPS of $0.76), compared to $141.0 million (basic EPS of $0.72 and diluted EPS of $0.71) in 2003.
Net Profit Margin
The Company’s net profit margin for 2005 was 12.1%, compared to 12.7% and 13.4% for the years ended December 31, 2004 and 2003, respectively. The Company’s net profit margin is impacted by the acquisition of Vital. Prior to acquiring control, TSYS accounted for its investment in Vital using the equity method of accounting. Only TSYS’ share of Vital’s earnings was included in TSYS’ net income. After acquiring control of Vital, TSYS began consolidating Vital’s results of operations on March 1, 2005. By consolidating the results of Vital, the impact will be a lower net profit margin as compared to periods that used the equity method of accounting.
Profit Margins and Reimbursable Items
Management believes that reimbursable items distort operating and net profit margins as defined by generally accepted accounting principles. Management evaluates the Company’s operating performance based upon margins excluding reimbursable items. Management believes that margins excluding reimbursable items are more useful because reimbursable items do not impact profitability as the Company receives reimbursement for certain expenses incurred on behalf of its clients.
Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
(in thousands)
Operating income	$287,129	202,214	190,579

Net income	$194,520	150,558	140,973

Total revenues	$1,602,931	1,187,008	1,053,466

Operating margin (as reported)	17.9%	17.0%	18.1%

Net profit margin (as reported)	12.1%	12.7%	13.4%

Revenue before reimbursable items	$1,289,790	956,619	828,301

Adjusted operating margin	22.3%	21.1%	23.0%

Adjusted net profit margin	15.1%	15.7%	17.0%

Projected Outlook for 2006
TSYS expects its 2006 earnings growth to be in the range of 21%-23%, based on the following assumptions: total revenues increasing 5%-7% in 2006; accounts on file at the end of 2006 will be approximately 395 million to 405 million; deconverting the Citigroup Sears portfolio as scheduled in May 2006; deconverting Bank of America’s consumer portfolio as scheduled in October 2006, with a one-time contract-termination payment of approximately $69 million and an acceleration of amortization of approximately $7 million in contract-acquisition costs; and deferring revenues and costs associated with converting, processing and servicing the Capital One portfolio. TSYS is in the process of completing the analysis of the accounting for the Capital One contract.
The expected results for 2006 also include the estimated impact of expensing the fair value of stock options beginning in 2006, as well as expenses associated with restricted stock awards, which are expected to replace stock options as TSYS’ primary method of equity-based compensation. The incremental (as compared to 2005) after-tax expense for both options and restricted stock awards in 2006 is estimated at $5.8 million, which represents approximately $0.03 per diluted share, or 3% of reported 2005 diluted EPS.

Financial Position, Liquidity and Capital Resources
The Consolidated Statements of Cash Flows show the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have included cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.
Cash Flows from Operating Activities

	Years Ended December 31,

	2005	2004	2003
(in thousands)
Net income	$194,520	150,558	140,973
Depreciation and amortization	151,214	108,588	98,415
Other noncash items and charges, net	(26,357)	25,926	14,668
Working capital items	(80,447)	46,963	12,297

Net cash provided from operating activities	$238,930	332,035	266,353

TSYS’ main source of funds is derived from operating activities, specifically net income. During 2005, the Company generated $238.9 million in cash from operating activities compared to $332.0 million and $266.4 million in 2004 and 2003, respectively. The decrease in 2005 in net cash provided by operating activities was driven by the decrease in working capital items. The increase in 2004 in net cash provided by operating activities was driven by the increase in net income, adjusted for the increase in noncash activities such as depreciation and amortization and working capital items.
Working capital items include accounts receivable, prepaid expenses and other assets, accounts payable, accrued salaries and employee benefits, billings in excess of costs and profits on uncompleted contracts and other liabilities. The change in accounts receivable between the years is the result of timing of collections compared to billings. The change in accounts payable and other liabilities between years results from timing of payments for vendor invoices.
Cash Flows from Investing Activities

	Years Ended December 31,

	2005	2004	2003
(in thousands)
Purchases of property and equipment, net	$(40,904)	(53,890)	(125,235)
Additions to licensed computer software from vendors	(12,875)	(57,302)	(47,312)
Additions to internally developed computer software	(22,602)	(5,224)	(17,689)
Cash used in acquisitions, net of cash acquired	(95,970)	(51,093)	(31,558)
Dividends from joint ventures	1,659	35,876	5,278
Contract acquisition costs	(19,468)	(29,150)	(18,129)

Net cash used in investing activities	$(190,160)	(160,783)	(234,645)

The major uses of cash for investing activities have been the addition of property and equipment, primarily computer equipment and the purchase of the campus facility, internal development and purchase of computer software, investments in contract acquisition costs associated with obtaining and servicing new or existing clients, and business acquisitions. The major source of funds from investing activities is the dividend payments from its joint ventures. The Company used $190.2 million in cash for investing activities in 2005, compared to $160.8 million and $234.6 million in 2004 and 2003, respectively.
Property and Equipment
Capital expenditures for property and equipment were $40.9 million in 2005, compared to $53.9 million in 2004 and $125.2 million in 2003. The majority of capital expenditures in 2005 related to the investment in new computer processing hardware. The majority of capital expenditures in 2004 related to the completion of the building of the new European data centre. The majority of capital expenditures in 2003 related to the purchase of the corporate campus and the building of a new data centre in Europe, as discussed below.
On July 30, 2003, the Company announced the groundbreaking for a new TSYS data centre in Knaresborough, England. The 53,000 square-foot facility replaced the centre in Harrogate, England. On October 6, 2004, the Company announced the completion of the new data centre. The Company invested approximately £16.6 million, or approximately $30.2 million, in the new building, land and equipment.

Licensed Computer Software from Vendors
Expenditures for licensed computer software from vendors were $12.9 million in 2005, compared to $57.3 million in 2004 and $47.3 million in 2003. The increase in 2004 relate to site licenses acquired for mainframe processing systems whose fees are based upon a measure of TSYS’ computer processing capacity, commonly referred to as millions of instructions per second or MIPS.
Internally Developed Computer Software Costs
Additions to capitalized software development costs, including enhancements to and development of TS2 processing systems, were $22.6 million in 2005, $5.2 million in 2004 and $17.7 million in 2003.
The increase in the amount capitalized as software development costs in 2005, as compared to 2004, is mainly attributable to Vital’s development of Vital Express and MSII and ESC’s development of TSYS Loyalty Platform (TLP). The Company remains committed to developing and enhancing its processing solutions to expand its service offerings. In addition to developing solutions, the Company has expanded its service offerings through strategic acquisitions.
The following is a summary of the additions to software development costs by project for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
(in millions)
Vital Express	$12.1	—	—
TLP	6.1	—	—
MSII	2.6	—	—
Other	1.8	5.2	17.7

Total	$22.6	5.2	17.7

Through its Vital subsidiary, the Company is internally developing two software projects — MSII and Vital Express. MSII is the enhanced version of the current Merchant Accounting System Initiator (MAS) system that was originally developed by TSYS in the mid-1970’s. This project had reached technological feasibility prior to TSYS’ acquisition of control of Vital and is expected to be introduced in the marketplace in 2006. The Company capitalized approximately $2.6 million since acquiring Vital, and has a total of $3.1 million capitalized since the project began.
Vital Express is currently being developed by Vital and is a tool that will provide a single point of entry system which enables acquirers to more easily load and maintain their merchant populations. The Company expects to complete Vital Express in phases, with the first phase having been introduced in the marketplace in July 2005. The remaining phases continue to be developed and are expected to be introduced in the marketplace by the end of 2006. This project had reached technological feasibility prior to TSYS’ acquisition of control of Vital. The Company capitalized approximately $12.1 million since acquiring Vital, and has a total of $20.6 million capitalized since the project began.
Through its ESC subsidiary, the Company is internally developing an advanced loyalty platform — TLP. TLP is designed to support transactional speed, complex reward programs and robust analytics tools. The platform offers critical support to all elements of loyalty management, including points processing, tracking, communications, redemption systems and analytics. The Company capitalized approximately $6.1 million since the project began. The project is expected to be fully operational and introduced to market by July 2006.
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
During 2004, the Company decided to change its approach for entry into the Asia Pacific market. As a result, the Company recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project. The $10.1 million impairment charge is reflected in the domestic-based support services segment, where the software development occurred.
Cash Used in Acquisitions
During 2005, the Company purchased the remaining 50% of Vital and a 34% equity interest in CUP Data. The Company purchased Vital for approximately $95.0 million, and had direct acquisition costs of $794,000. In October 2005, TSYS acquired the remaining 49% of Merlin Solutions, L.L.C., a subsidiary of Vital for approximately $2.0 million. Refer to Note 19 in the consolidated financial statements for more information on Vital.
In December 2005, TSYS paid approximately $37.0 million for the 34% equity interest in CUP Data. Refer to Note 19 in the consolidated financial statements for more information on CUP Data.
On August 2, 2004, TSYS completed the acquisition of Clarity for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid. Refer to Note 19 in the consolidated financial statements for more information on TSYS Prepaid.

On April 25, 2003, TSYS completed the acquisition of ESC for $36.0 million in cash. Refer to Note 19 in the consolidated financial statements for more information on ESC.
Cash Dividends Received from Joint Ventures
Total cash dividends received from joint ventures was $1.7 million in 2005, compared to $35.9 million and $5.3 million in 2004 and 2003, respectively.
Contract Acquisition Costs
TSYS makes cash payments for processing rights, third party development costs and other direct salary related costs in connection with converting new customers to the Company’s processing systems. The Company’s investments in contract acquisition costs were $19.5 million in 2005, $29.1 million in 2004 and $18.1 million in 2003. The Company made cash payments for processing rights of $18.5 million and $4.5 million in 2004 and 2003, respectively. Conversion cost additions were $19.5 million, $10.6 million and $13.6 million in 2005, 2004 and 2003, respectively. The decrease in the amount of conversion cost additions in 2004 compared to 2003 is the result of the use of the percentage-of-completion accounting method for TSYS’ agreement with Bank One.
Cash Flows from Financing Activities

	2005	2004	2003
(in thousands)
Proceeds from borrowings of long-term debt	$48,143	—	20,234
Principal payments on long-term debt borrowings, capital lease obligations and software obligations	(50,437)	(42,656)	(20,439)
Dividends paid on common stock	(39,418)	(23,621)	(14,765)
Purchase of common stock	—	(1,189)	(9,825)
Other	2,957	1,194	3,929

Net cash used in financing activities	$(38,755)	(66,272)	(20,866)

The major uses of cash for financing activities have been the principal payment on capital lease and software obligations, the payment of dividends and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the occasional use of borrowed funds. Net cash used in financing activities for the year ended December 31, 2005 was $38.8 million primarily as a result of payments of cash dividends. The Company used $66.3 million and $20.9 million in cash for financing activities for the years ended December 31, 2004 and 2003, respectively, primarily for the purchase of common stock, payment of cash dividends and principal payments on capital lease obligations.
Software Obligations
On March 31, 2004, the Company paid in full the obligations related to licensed mainframe software. The effective interest rates related to the software obligations were well above market rates.
Stock Repurchase Plan
On April 15, 2003, TSYS announced that its Board of Directors had approved a stock repurchase plan to purchase up to 2 million shares, which represents slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares were to be purchased from time to time over two years and depended on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes. The Company purchased 571,491 shares at an average cost of $19.07 per share. The plan expired on April 15, 2005.

The following table sets forth information regarding the Company’s purchases of its common stock on a monthly basis during the three months ended December 31, 2005:

Maximum
Number of
			Total Number of	Shares That
			Shares Purchased	May Yet Be
	Total Number		as Part of Publicly	Purchased
	of Shares	Average Price	Announced Plans	Under the Plans
	Purchased	Paid per Share	or Programs	or Programs
(in thousands)
October 2005	—	$—	—	—
November 2005	—	—	—	—
December 2005	—	—	—	—

Total	—	$—

Line of Credit
In connection with the purchase of the campus in 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The Company used the facility occasionally during the year, borrowing and repaying approximately $48.1 million during 2005. A detailed discussion is included in Related Party Transactions on page 41.
Dividends
Dividends on common stock of $39.4 million were paid in 2005, compared to $23.6 million and $14.8 million in 2004 and 2003, respectively. On April 21, 2005, the Company announced an increase in its quarterly dividend of 50% from $0.04 to $0.06 per share. On April 15, 2004, the Company announced a 100.0% increase in its quarterly dividend from $0.02 to $0.04 per share. On April 17, 2003, the Company announced a 14.3% increase in its quarterly dividend from $0.0175 to $0.0200 per share.
Significant Noncash Transactions
During the first quarter of 2005, the Company issued 221,902 shares of common stock with a market value of $5.1 million to certain key executive officers and non-management members of its board of directors under restricted stock bonus awards for services to be provided by such officers and directors in the future. The market value of the common stock at the date of issuance is included as unamortized restricted stock awards in the shareholders’ equity section in the Company’s consolidated balance sheet and is amortized as compensation expense over the vesting period of the awards. Common stock issued under restricted stock bonus awards is considered outstanding for purposes of the computation of basic and diluted EPS.
On July 19, 2005, the Company issued 5,000 shares of common stock with a market value of $120,000 to a certain key officer under a restricted stock bonus award for services to be provided by such officer in the future. The market value of the common stock is amortized as compensation expense over the vesting period of the award.
Additional Cash Flow Information
Off-Balance Sheet Financing
TSYS uses various operating leases in its normal course of business. These “off-balance sheet” arrangements obligate TSYS under noncancelable operating leases for computer equipment, software and facilities. These computer and software lease commitments may be replaced with new lease commitments due to new technology. Management expects that, as these leases expire, they will be evaluated and renewed or replaced by similar leases based on need.
On June 30, 2003, the Company terminated an off-balance sheet arrangement and purchased the corporate campus for $93.5 million with a combination of $73.3 million in cash and $20.2 million draw on its long-term line of credit through a banking affiliate of Synovus, which is discussed in the Related Party Transactions on page 41.
The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2005, for the next five years and thereafter:

	Contractual Cash Obligations
	Payments Due By Period

		1 Year	2 - 3	4 - 5	After
	Total	or Less	Years	Years	5 Years
(in millions)
Operating leases	$298.2	118.9	147.7	23.1	8.5
Capital lease obligations	5.6	2.1	3.3	0.2	—

Total contractual cash obligations	$303.8	121.0	151.0	23.3	8.5

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
Working Capital
TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 1.8:1. At December 31, 2005, TSYS had working capital of $235.3 million, compared to $176.3 million in 2004 and $126.3 million in 2003.
Legal Proceedings
The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advise of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for expected future litigation exposures that TSYS determines to be both probable and reasonably estimable.
The Company received notification from the United States Attorneys’ Office for the Northern District of California that the United States Department of Justice was investigating whether the Company and/or one of its large credit card processing clients violated the False Claims Act, 31 U.S.C. §§3729-33, in connection with mailings made on behalf of the client from July 1997 through November 2001. The subject matter of the investigation related to the U.S. Postal Service’s Move Update Requirements. In general, the Postal Service’s Move Update Requirements are designed to reduce the volume of mail that is returned to sender as undeliverable as addressed. The Company produced documents and information in response to a subpoena that it received from the Office of the Inspector General of the United States Postal Service and otherwise cooperated with the Department of Justice during the investigation. The involved parties agreed to a settlement of the matter without any party admitting liability. The matter was settled during the third quarter of 2005 for amounts that were not material to TSYS’ financial condition, results of operations or cash flows.
Forward-Looking Statements
Certain statements contained in this Annual Report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS’ belief with respect to its current market share and its growth opportunities; (ii) TSYS’ expectation that it will deconvert Citigroup’s Sears and Bank of America’s consumer accounts in May and October of 2006, respectively; (iii) the expected after-tax expense for both options and restricted stock awards in 2006; (iv) the expected financial impact of recent accounting pronouncements; (v) TSYS’ plans to continue to expand its service offerings internationally in the future; (vi) TSYS’ expectation that it will continue providing commercial and small business card processing for Bank of America and MBNA, as well as merchant processing for Bank of America; (vii) the projected amount of annualized revenue loss as a result of Bank of America shifting the processing of its consumer card portfolio in house and the estimated termination fee to be paid by Bank of America in connection with termination of its processing agreement; (viii) TSYS’ belief that the loss of revenues from the Bank of America consumer card portfolio for 2006 should not have a material adverse effect on TSYS for 2006 and that the payment of the termination fee associated with the deconversion should have a positive effect on TSYS for 2006; (ix) TSYS’ expectation that it will convert Capital One’s portfolio in phases beginning in mid-2006 and ending in early 2007; (x) TSYS’ expectation that it will maintain the card processing functions of Capital One for at least five years; (xi) TSYS’ expectation with respect to the impact of the Chase contract on its earnings growth for 2006 and its expectation that it will maintain the card processing functions of Chase for at least two years; (xii) TSYS’ expectation that it will continue to process commercial card accounts for Citibank, as well as Citibank’s Banamex USA consumer accounts; (xiii) TSYS’ belief that the loss of revenue from the Sears portfolio for 2006 should not have a material adverse effect on TSYS for 2006; (xiv) TSYS’ expected earnings growth for 2006; (xv) TSYS’ belief with respect to its ability to meet its contractual commitments and with respect to lawsuits, claims and other complaints; (xvi) the Board of Directors’ present intent to continue to pay cash dividends; (xvii) the expected market introduction dates of various development projects; (xviii) management’s belief that Mexico remains a viable market; and the assumptions underlying such statements, including, with respect to TSYS’ expected increase in earnings for 2006, an increase in revenues of 5% to 7%, accounts on file at the end of 2006 will be approximately 395 million to 405 million, deconversion of the Citigroup Sears portfolio as scheduled in May 2006, deconversion of Bank of America’s consumer portfolio in October 2006 with a one-time termination payment of $69 million and an acceleration of amortization of approximately $7 million in contract-acquisition costs and TSYS will defer revenues and costs associated with converting, processing and servicing the Capital One portfolio. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.
These statements are based upon the current beliefs and expectations of TSYS’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements. Many of these factors are beyond TSYS’ ability to control or predict. These factors include, but are not limited to: (i) revenues that are lower than anticipated; (ii) Bank of America does not deconvert as anticipated, amortization of related contract acquisition costs is not accelerated as anticipated and the termination fee is not in the amount anticipated; (iii) accounts on file at the end of 2006 are lower than anticipated; (iv) TSYS incurs expenses associated with the signing of a significant client; (v) internal growth rates for TSYS’ existing clients are lower than anticipated; (vi) TSYS does not convert and deconvert clients’ portfolios as scheduled; (vii) adverse developments with respect to foreign currency exchange rates; (viii) adverse developments with respect to entering into contracts with new clients and retaining current clients; (ix) continued consolidation in the financial services industry, including the merger of TSYS clients with entities that are not TSYS clients or the sale of portfolios by TSYS clients to entities that are not TSYS clients; (x) TSYS is unable to control expenses and increase market share, both domestically and internationally; (xi) adverse developments with respect to the credit card industry in general, including a decline in the use of cards as a payment mechanism; (xii) TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending; (xiii) the impact of acquisitions, including their being more difficult to integrate than anticipated; (xiv) the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto; (xv) the impact of the application of and/or changes in accounting principles; (xvi) TSYS’ inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies; (xvii) TSYS’ inability to anticipate and respond to technological changes, particularly with respect to e-commerce; (xviii) changes occur in laws, regulations, credit card associations rules or other industry standards affecting TSYS’ business which require significant product redevelopment efforts or reduce the market for or value of its products; (xix) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection; (xx) no material breach of security of any of our systems; (xxi) overall market conditions; (xxii) the loss of a major supplier; (xxiii) the impact on TSYS’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; and (xxiv) TSYS’ ability to manage the foregoing and other risks.

Consolidated Balance Sheets

	December 31,

	2005	2004
(in thousands except per share data)
Assets
Current assets:
Cash and cash equivalents (includes $152.6 million and $176.6 million on deposit with a related party at 2005 and 2004, respectively) (Notes 2 and 3)	$237,569	231,806
Restricted cash (includes $4.1 million and $5.7 million on deposit with a related party at 2005 and 2004, respectively) (Note 2)	29,688	24,993
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $12.6 million and $6.8 million at 2005 and 2004, respectively (includes $0.1 million and $0.9 million from a related party at 2005 and 2004, respectively) (Note 2)	184,532	144,827
Deferred income tax assets (Note 15)	15,264	10,791
Prepaid expenses and other current assets (Note 4)	45,236	35,739

Total current assets	512,289	448,156
Computer software, net (Note 5)	267,988	268,647
Property and equipment, net (Notes 6 and 17)	267,979	263,584
Contract acquisition costs, net (Note 7)	163,861	132,428
Goodwill, net (Note 8)	112,865	70,561
Equity investments (Note 9)	42,731	54,400
Other intangible assets, net (Note 10)	13,580	4,692
Other assets	29,604	39,475

Total assets	$1,410,897	1,281,943

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable (includes $0.1 million and $0.3 million payable to related parties at 2005 and 2004, respectively) (Note 2)	$29,464	75,188
Accrued salaries and employee benefits	84,348	46,725
Current portion of obligations under capital leases (Note 11)	2,078	1,828
Other current liabilities (includes $9.9 million and $6.6 million payable to related parties at 2005 and 2004, respectively) (Notes 2 and 12)	161,122	148,124

Total current liabilities	277,012	271,865
Obligations under capital leases, excluding current portion (Note 11)	3,555	4,508
Deferred income tax liabilities (Note 15)	89,478	131,106
Other liabilities	24,398	6,038

Total liabilities	394,443	413,517

Minority interest in consolidated subsidiary	3,682	3,814

Shareholders’ equity (Note 13):
Common stock — $0.10 par value. Authorized 600,000 shares; 197,975 and 197,587 issued at 2005 and 2004, respectively; 197,283 and 196,849 outstanding at 2005 and 2004, respectively	19,797	19,759
Additional paid-in capital	54,759	44,732
Unamortized restricted stock awards	(4,093)	—
Accumulated other comprehensive income	5,685	15,373
Treasury stock (shares of 692 and 738 at 2005 and 2004, respectively)	(12,841)	(13,573)
Retained earnings	949,465	798,321

Total shareholders’ equity	1,012,772	864,612

Commitments and contingencies (Note 14)
Total liabilities and shareholders’ equity	$1,410,897	1,281,943

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,

	2005	2004	2003
(in thousands except per share data)
Revenues:
Electronic payment processing services (includes $5.0 million, $4.9 million and $4.4 million from related parties for 2005, 2004 and 2003, respectively)	$869,785	759,544	682,850
Merchant services (includes $2.4 million, $13.8 million and $14.4 million from related parties for 2005, 2004 and 2003, respectively)	237,418	26,169	24,966
Other services (includes $7.0 million, $6.2 million and $6.4 million from related parties for 2005, 2004 and 2003, respectively)	182,587	170,906	120,485

Revenues before reimbursable items	1,289,790	956,619	828,301
Reimbursable items (includes $3.0 million, $9.6 million and $9.0 million from related parties for 2005, 2004 and 2003, respectively)	313,141	230,389	225,165

Total revenues (Notes 2 and 17)	1,602,931	1,187,008	1,053,466

Expenses:
Salaries and other personnel expense (Note 16)	462,217	361,532	326,568
Net occupancy and equipment expense	283,955	240,424	206,313
Other operating expenses (includes $8.4 million, $8.9 million and $8.9 million to related parties for 2005, 2004 and 2003, respectively)	256,489	152,449	104,841

Expenses before reimbursable items	1,002,661	754,405	637,722
Reimbursable items	313,141	230,389	225,165

Total expenses (Note 2)	1,315,802	984,794	862,887

Operating income	287,129	202,214	190,579

Nonoperating income:
Interest income (includes $2.8 million, $1.0 million and $0.6 million from related parties for 2005, 2004 and 2003, respectively) (Note 2)	6,012	2,856	2,887
Interest expense (Note 2)	(374)	(941)	(139)
(Loss) gain on foreign currency translation, net	(840)	162	1,042

Total nonoperating income	4,798	2,077	3,790

Income before income taxes, minority interest and equity in income of joint ventures	291,927	204,291	194,369
Income taxes (Note 15)	103,286	77,210	70,868
Minority interest in consolidated subsidiary’s net income	(256)	(259)	(338)
Equity in income of joint ventures (Note 9)	6,135	23,736	17,810

Net income	$194,520	150,558	140,973

Basic earnings per share	$0.99	0.76	0.72

Diluted earnings per share	$0.99	0.76	0.71

Weighted average common shares outstanding	197,145	196,847	196,830
Increase due to assumed issuance of shares related to stock options outstanding	200	389	608

Weighted average common and common equivalent shares outstanding	197,345	197,236	197,438

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,

	2005	2004	2003
(in thousands)
Cash flows from operating activities:
Net income	$194,520	150,558	140,973
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest in consolidated subsidiary net income	256	259	338
Loss (gain) on foreign currency translation, net	840	(162)	(1,042)
Equity in income of joint ventures	(6,135)	(23,736)	(17,810)
Depreciation and amortization	151,214	108,588	98,415
Impairment of developed software	3,619	10,059	—
Provisions for (recoveries of) bad debt expenses and billing adjustments	4,589	(2,450)	2,690
Charges for transaction processing provisions	7,397	9,878	3,450
Deferred income tax (benefit) expense	(39,458)	31,691	27,067
Loss (gain) on disposal of equipment, net	2,535	387	(25)
(Increase) decrease in:
Accounts receivable	(13,164)	(18,027)	3,624
Prepaid expenses and other assets	11,496	(40,383)	3,826
Increase (decrease) in:
Accounts payable	(51,138)	57,979	3,027
Accrued salaries and employee benefits	21,420	14,135	(10,819)
Billings in excess of costs and profits on uncompleted contracts	—	(17,573)	17,573
Other liabilities	(49,061)	50,832	(4,934)

Net cash provided by operating activities	238,930	332,035	266,353

Cash flows from investing activities:
Purchases of property and equipment, net	(40,904)	(53,890)	(125,235)
Additions to licensed computer software from vendors	(12,875)	(57,302)	(47,312)
Additions to internally developed computer software	(22,602)	(5,224)	(17,689)
Cash acquired in acquisitions	38,798	2,422	4,442
Cash used in acquisitions	(134,768)	(53,515)	(36,000)
Dividends received from joint ventures	1,659	35,876	5,278
Contract acquisition costs	(19,468)	(29,150)	(18,129)

Net cash used in investing activities	(190,160)	(160,783)	(234,645)

Cash flows from financing activities:
Proceeds from borrowings of long-term debt	48,143	—	20,234
Principal payments on long-term debt borrowings	(48,261)	—	(20,234)
Principal payments on capital lease obligations and software obligations	(2,176)	(42,656)	(205)
Dividends paid on common stock (includes $31.9 million, $19.2 million and $12.0 million to a related party for 2005, 2004 and 2003, respectively) (Note 2)	(39,418)	(23,621)	(14,765)
Proceeds from exercise of stock options	2,957	1,194	3,929
Purchases of common stock	—	(1,189)	(9,825)

Net cash used in financing activities	(38,755)	(66,272)	(20,866)

Effect of exchange rate changes on cash and cash equivalents	(4,252)	3,953	2,859

Net increase in cash and cash equivalents	$5,763	108,933	13,701
Cash and cash equivalents at beginning of year	231,806	122,873	109,172

Cash and cash equivalents at end of year	$237,569	231,806	122,873

Cash paid for interest	$374	941	139

Cash paid for income taxes (net of refunds)	$135,630	19,772	38,729

Significant noncash transactions (Note 18)
See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity and
Comprehensive Income

				Unamortized	Accumulated
	Common Stock		Additional	Restricted	Other			Total
			Paid-In	Stock	Comprehensive	Treasury	Retained	Shareholders’
	Shares	Dollars	Capital	Awards	Income (Loss)	Stock	Earnings	Equity
(in thousands except per share data)
Balance as of December 31, 2002	197,254	$19,725	$35,143	$—	$1,053	$(3,317)	$549,601	$602,205
Comprehensive income:
Net income	—	—	—	—	—	—	140,973	140,973
Other comprehensive income, net of tax (Note 13):
Foreign currency translation	—	—	—	—	7,261	—	—	7,261

Other comprehensive income	—	—	—	—	—	—	—	7,261

Comprehensive income	—	—	—	—	—	—	—	148,234

Common stock issued from treasury shares for exercise of stock options (Note 13)	—	—	(78)	—	—	716	—	638
Common stock issued for exercise of stock options	250	25	3,268	—	—	—	—	3,293
Purchase of treasury shares	—	—	—	—	—	(9,825)	—	(9,825)
Cash dividends declared ($0.078 per share)	—	—	—	—	—	—	(15,252)	(15,252)
Tax benefits associated with stock options	—	—	3,241	—	—	—	—	3,241

Balance as of December 31, 2003	197,504	19,750	41,574	—	8,314	(12,426)	675,322	732,534
Comprehensive income:
Net income	—	—	—	—	—	—	150,558	150,558
Other comprehensive income, net of tax (Note 13):
Foreign currency translation	—	—	—	—	7,059	—	—	7,059

Other comprehensive income	—	—	—	—	—	—	—	7,059

Comprehensive income	—	—	—	—	—	—	—	157,617

Common stock issued from treasury shares for exercise of stock options (Note 13)	—	—	9	—	—	42	—	51
Common stock issued for exercise of stock options	83	9	1,134	—	—	—	—	1,143
Purchase of treasury shares	—	—	—	—	—	(1,189)	—	(1,189)
Cash dividends declared ($0.14 per share)	—	—	—	—	—	—	(27,559)	(27,559)
Tax benefits associated with stock options	—	—	2,015	—	—	—	—	2,015

Balance as of December 31, 2004	197,587	19,759	44,732	—	15,373	(13,573)	798,321	864,612
Comprehensive income:
Net income	—	—	—	—	—	—	194,520	194,520
Other comprehensive income, net of tax (Note 13):
Foreign currency translation	—	—	—	—	(9,688)	—	—	(9,688)

Other comprehensive income	—	—	—	—	—	—	—	(9,688)

Comprehensive income	—	—	—	—	—	—	—	184,832

Common stock issued from treasury shares for exercise of stock options (Note 13)	—	—	184	—	—	732	—	916
Common stock issued for exercise of stock options	155	15	2,026	—	—	—	—	2,041
Common stock issued for restricted stock awards (Note 13)	227	22	5,208	(5,230)	—	—	—	—
Amortization of restricted stock awards (Note 13)	—	—	—	1,137	—	—	—	1,137
Cash dividends declared ($0.22 per share)	—	—	—	—	—	—	(43,376)	(43,376)
Issuance of common stock under commitment to charitable foundation	6	1	99	—	—	—	—	100
Tax benefits associated with stock options	—	—	2,510	—	—	—	—	2,510

Balance as of December 31, 2005	197,975	$19,797	$54,759	$(4,093)	$5,685	$(12,841)	$949,465	$1,012,772

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1	Basis of Presentation and Summary of Significant Accounting Policies
BUSINESS: Total System Services, Inc. (TSYS or the Company) is an 80.9% owned subsidiary of Columbus Bank and Trust Company (CB&T) which is a wholly owned subsidiary of Synovus Financial Corp. (Synovus). Synovus’ stock is traded on the NYSE under the symbol “SNV.”
TSYS provides electronic payment processing and related services to banks and other card-issuing institutions located in the United States, Mexico, Canada, Honduras, Puerto Rico and Europe. The Company offers merchant processing services to financial institutions and other organizations in the United States through its wholly owned subsidiary, Vital Processing Services, L.L.C. (Vital), and Japan through its majority owned subsidiary, GP Network Corporation (GP Net).
PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its majority owned subsidiaries, which are listed below. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standards Board’s (FASB’s) Interpretation No. 46(R) (FIN No. 46R), “Consolidation of Variable Interest Entities,” and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN No. 46R.
In 1996, TSYS and Visa U.S.A. (Visa) formed a joint venture that combined the front-end authorization and back-end accounting and settlement processing for merchants. TSYS accounted for its 50% equity interest using the equity method of accounting. In March 2005, TSYS acquired the remaining 50% of Vital from Visa. As a result of the acquisition of control of Vital, TSYS changed from the equity method of accounting for the investment in Vital and began consolidating Vital’s balance sheet and results of operations.

		Year
		Acquired/	Ownership
Company Name		Started	Percentage

Columbus Depot Equipment Company	CDEC	1988	100%
Columbus Productions, Inc.	CPI	1994	100%
TSYS Canada, Inc.	TSYS Canada	1998	100%
GP Network Corporation	GP Net	2000	51%
TSYS Total Debt Management, Inc.	TDM	2002	100%
ProCard, Inc.	ProCard	2002	100%
Enhancement Services Corporation	ESC	2003	100%
TSYS Technology Center, Inc.	TTC	2003	100%
TSYS Japan Co., Ltd	TSYS Japan	2003	100%
TSYS Prepaid, Inc.	TSYS Prepaid	2004	100%
Vital Processing Services, L.L.C.	Vital	2005	100%

The consolidated financial statements of Vital include the amounts of Vital and its wholly owned subsidiaries, Vital Merchant Services L.L.C., Golden Retriever Systems L.L.C. and Merlin Solutions L.L.C.
RISKS AND UNCERTAINTIES AND USE OF ESTIMATES: Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing clients, an inability to attract new clients and grow internationally, loss of a major customer or other significant client, loss of a major supplier, an inability to grow through acquisitions or successfully integrate acquisitions, an inability to control expenses, technology changes, the impact of the application of and/ or changes in accounting principles, financial services consolidation, changes in regulatory requirements, a decline in the use of cards as a payment mechanism, disruption of the Company’s international operations, breach of the Company’s security systems, a decline in the financial stability of the Company’s clients and uncertain economic conditions. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.
The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates and assumptions are developed based upon all information available. Actual results could differ from estimated amounts.
CASH EQUIVALENTS: For purposes of the statements of cash flows, investments with a maturity of three months or less when purchased are considered to be cash equivalents.
RESTRICTED CASH: Restricted cash balances relate to cash balances collected on behalf of customers and held in escrow. TSYS records a corresponding liability for the obligation to the customer which is reflected in other current liabilities in the accompanying consolidated balance sheets.
ACCOUNTS RECEIVABLE: Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $12.6 million and $6.8 million at December 31, 2005 and December 31, 2004, respectively.
TSYS records an allowance for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowance for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior history with specific customers of accounts receivable write-offs and prior experience of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company’s large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.
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
LICENSED COMPUTER SOFTWARE: The Company licenses software that is used in providing electronic payment processing, merchant and other services to clients. Licensed software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called “MIPS agreements”). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to five years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with SFAS No. 144.
SOFTWARE DEVELOPMENT COSTS: In accordance with Statement of Financial Accounting Standards No. 86, “Computer Software to be Sold, Leased or Otherwise Marketed,” software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, the Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.
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
CONTRACT ACQUISITION COSTS: The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. The Company capitalizes internal conversion costs in accordance with FASB Technical Bulletin No. 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.” The capitalization of costs related to cash payments for rights to provide processing services is capitalized in accordance with the FASB’s Emerging Issues Task Force No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products),” and Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition.” These costs are amortized using the straight-line method over the contract term beginning when the client’s cardholder accounts are converted and producing revenues. All costs incurred prior to a signed agreement are expensed as incurred. The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company’s consolidated statements of income.
The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company’s consolidated statements of income. The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.
These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company’s actual results differ from its estimates of future cash flows.
EQUITY INVESTMENTS: TSYS’ 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS’ 34% investment in China UnionPay Data Co., Ltd. (CUP Data) headquartered in Shanghai, China. TSYS’ equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.
GOODWILL: Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), “Business Combinations,” and Statement of Financial Accounting Standards No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.
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
The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with Accounting Principles Board (APB) Opinion No. 18 (APB 18), “The Equity Method of Accounting for Investments in Common Stock,” shall not be amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with SFAS No. 142, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of APB 18. Equity method goodwill is not reported as goodwill in the Company’s consolidated balance sheet, but is reported as a component of the equity investment.
At December 31, 2005, the Company had unamortized goodwill in the amount of $112.9 million. The Company performed its annual impairment analyses of its unamortized goodwill balance, and this test did not result in any impairment for the periods ended December 31, 2005, 2004 and 2003, respectively.
OTHER INTANGIBLE ASSETS: Identifiable intangible assets relate primarily to customer relationships, covenants-not-to-compete and trade names resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to eight years. SFAS No. 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.
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
IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with SFAS No. 144, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.
TRANSACTION PROCESSING PROVISIONS: The Company has recorded estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing for these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones and known processing errors not covered by insurance.
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
FOREIGN CURRENCY TRANSLATION: The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company’s Mexican and Chinese joint ventures, the Company’s wholly owned subsidiary with an operation in Canada, the Company’s wholly owned subsidiary in Japan, the Company’s majority owned subsidiary in Japan, GP Net, as well as the Company’s branches in Japan, the United Kingdom and China, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company’s foreign operations, net of tax, are accumulated in a separate section of shareholders’ equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.
RESTRICTED STOCK AWARDS: The Company has issued its common stock to directors and to certain employees under restricted stock awards. The market value of the common stock at the date of issuance is recorded as a reduction of shareholders’ equity in the Company’s consolidated balance sheet and is amortized as compensation expense over the vesting period of the awards. For restricted stock award grants that are fixed awards that have pro rata vesting, the Company recognizes compensation expense using the straight-line method over the vesting period of the award. Common stock issued under restricted stock awards is considered outstanding for purposes of the computation of earnings per share (EPS).
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
DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), “Accounting for Derivative Instruments and Hedging Activities.” In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), “Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2005.
REVENUE RECOGNITION: The Company’s electronic payment processing services revenues are derived from long-term processing contracts with financial and nonfinancial institutions and are generally recognized as the services are performed. Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. Processing contracts generally range from three to ten years in length and provide for penalties for early termination.
The Company recognizes revenues in accordance with SAB No. 104. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured.
The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the FASB’s Emerging Issues Task Force No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.
A deliverable in multiple element arrangements indicates any performance obligation on the part of the seller and includes any combination of obligations to perform different services, grant licenses or other rights. Revenue is allocated to the separate units of accounting in a multiple element arrangement based on relative fair values, provided the delivered element has standalone value to the customer, the fair value of any undelivered items can be readily determined, and delivery of any undelivered items is probable and substantially within the Company’s control. Evidence of fair value must be objective and reliable. An item has value to the customer on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis.
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
When services are considered essential to the functionality of the software licensed, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Progress during the period in which services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not considered fixed or determinable, the license revenue is recognized as payments become due.
The Company’s merchant services revenues are derived from long-term processing contracts with large financial institutions and other merchant acquirers which generally range from three to eight years and provide for penalties for early termination. Merchant services revenues are generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal sales and services. Revenue is recognized as merchant services as those services are performed, primarily on a per unit basis. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.

The Company’s other service revenues are derived from recovery collections work, bankruptcy process management, legal account management, skip tracing, commercial printing activities, targeted loyalty programs, and customer relationship management services, such as call center activities for card activation, balance transfer requests, customer service and collection. The contract terms for these services are generally shorter in nature as compared with the Company’s long-term processing contracts. Revenue is recognized on these other services as the services are performed, either on a per unit or a fixed price basis.
REIMBURSABLE ITEMS: Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company’s clients. The primary component of these expenses is postage. The Company accounts for reimbursable items in accordance with the FASB’s Emerging Issues Task Force No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred.”
STOCK-BASED COMPENSATION: The Company maintains stock-based employee compensation plans for purposes of incenting and retaining employees, which are described more fully in Note 13. The Company applies the intrinsic-value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and related interpretations, including FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25,” to account for its fixed-plan stock options. Under this method, compensation expense is recorded only if, on the date of grant, the market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards No. 123 (SFAS No. 123), “Accounting for Stock-Based Compensation,” and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net income and related earnings per share figures if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Years Ended December 31,

(in thousands,	2005	2004	2003
except per share data)
Net Income	$194,520	150,558	140,973
Add: Stock-based employee compensation expense, net of related income tax effects	741	—	—
Deduct: Stock-based employee compensation expense determined under the fair value based method for all awards, net of related income tax effects	7,089	5,084	4,606

Net income, as adjusted	$188,172	145,474	136,367

Earnings per share:
Basic — as reported	$0.99	0.76	0.72

Basic — as adjusted	$0.95	0.74	0.69

Diluted — as reported	$0.99	0.76	0.71

Diluted — as adjusted	$0.95	0.74	0.69

The per share weighted average fair value of TSYS stock options granted during 2004 and 2003 was $17.92 and $19.79, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2004 and 2003, respectively: risk-free interest rates of 3.72% and 3.42%; expected volatility of 86.0% and 85.0%; expected life of 5.0 years and 5.0 years; and dividend yield of 0.6% and 0.3%.
The per share weighted average fair value of Synovus stock options granted to TSYS employees during 2005, 2004 and 2003 was $7.13, $7.35 and $4.84, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rates of 4.2%, 4.5% and 3.2%; expected volatility of 22%, 28% and 34%; expected life of 8.6 years, 6.6 years and 6.0 years; and dividend yield of 2.5%, 2.6% and 3.3%.
The increase in stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects in 2005 is the result of the acceleration of expense related to the retirement of a key executive officer.
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised) (SFAS No. 123R) “Share-Based Payment.” SFAS No. 123R will require the Company to recognize compensation expense for the unvested portion of outstanding stock-based compensation granted in the form of stock options based on the grant-date fair value of those awards calculated under SFAS No. 123 for pro forma disclosures.

On April 14, 2005, the Securities and Exchange Commission (SEC) approved a rule that delays the effective date of SFAS No. 123R for public companies that do not file as small business issuers until the first annual or interim reporting period of the first fiscal year that begins on or after June 15, 2005. The Company adopted SFAS No. 123R on January 1, 2006.
The expected results for 2006 include the estimated impact of expensing the fair value of TSYS and Synovus stock options beginning in 2006, as well as expenses associated with restricted stock awards, which are expected to replace stock options as TSYS’ primary method of equity-based compensation. The incremental (as compared to 2005) after-tax expense for both options and restricted stock awards in 2006 is estimated at $5.8 million, which represents approximately $0.03 per diluted share, or 3% of reported 2005 diluted EPS.
LEASES: The Company is obligated under noncancelable leases for computer equipment and facilities. As these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. A lease is an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time. For purposes of applying the accounting and reporting standards, leases are classified from the standpoint of the lessee as capital or operating leases. Statement of Financial Accounting Standards No. 13 (SFAS No. 13), “Accounting for Leases”, establishes standards of financial accounting and reporting for leases by lessees and lessors. If at inception a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee: (a) the lease transfers ownership of the property to the lessee by the end of the lease term; (b) the lease contains a bargain purchase option; (c) the lease term is equal to 75 percent or more of the estimated economic life of the leased property; and (d) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property. If the lease does not meet one or more of the criteria, it shall be classified as an operating lease.
Rental payments on operating leases are charged to expense over the lease term as it becomes payable. If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.
Certain of the Company’s operating leases are for office space. The Company will make various alterations (leasehold improvements) to the office space and capitalize these costs as part of property and equipment. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.
ADVERTISING: Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2005, 2004 and 2003 was $671,000, $592,000 and $585,000, respectively.
INCOME TAXES: Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS as if TSYS were a standalone tax reporting entity. A consolidated U.S. federal income tax return is filed for Synovus and its majority owned subsidiaries, including TSYS.
The Company accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Significant estimates used in accounting for income taxes relate to the determination of taxable income, the determination of temporary differences between book and tax bases, as well as estimates on the realizability of tax credits.
EARNINGS PER SHARE: Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated to reflect the potential dilution that would occur if stock options or other contracts to issue common stock were exercised. Diluted EPS is calculated by dividing net income by weighted average common and common equivalent shares outstanding. Common equivalent shares are calculated using the treasury stock method.
The diluted EPS calculation excludes stock options that are convertible into 22,500 common shares, 22,500 common shares and 15,000 common shares for the years ended December 31, 2005, 2004 and 2003, respectively. The exclusion occurs because the exercise price of these instruments was greater than the average market price of the Company’s common stock and their inclusion would have been anti-dilutive.
RECENT ACCOUNTING PRONOUNCEMENTS:
In December 2004, the FASB issued Statement of Financial Accounting Stan-

dards No. 123 (revised) (SFAS No. 123R), “Share-Based Payment.” SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.
This Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. The Statement is effective for the first interim or annual period of the first fiscal year that begins on or after June 15, 2005. The Company has concluded that SFAS No. 123R will have a negative impact on the Company’s financial position and results of operations. The Company expects that the impact of expensing existing TSYS and Synovus stock options, as well as the impact of any anticipated stock option grants and restricted stock awards to be approximately $0.03 per share in 2006. The Company does not expect the impact of adopting SFAS No. 123R to have a material impact on the Company’s cash flows or liquidity.
RECLASSIFICATIONS: Certain reclassifications have been made to the 2004 and 2003 financial statements to conform to the presentation adopted in 2005.

NOTE 2	Relationships with Affiliated Companies
The Company provides electronic payment processing and other services to its parent company, Synovus, and its affiliates, and to the Company’s joint venture, TSYS de México. The Company had a joint venture with Visa and used the equity method of accounting to record its 50% ownership in the joint venture. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by Vital, provides processing services to Vital. On March 1, 2005, the Company acquired the remaining 50% interest in Vital. Refer to Note 19 for more information on the acquisition of Vital.
The foregoing related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company’s margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS’ consolidated financial statements.
At December 31, 2005, CB&T owned 159,630,980 shares (80.9%) of TSYS’ common stock.
Vital Restricted Units
In 2000, the Board of Directors of Vital approved a plan to allow its owners to set aside 2 million units of the 100 million units held by the owners to make awards to key management of Visa and TSYS. In June 2000, TSYS awarded six of its key executives an aggregate of 800,000 Vital restricted stock units for their role in the development, growth and success of Vital. These awards were made to incent key executives to continue to grow and develop Vital. The units were to vest over a 36-month cliff-vesting schedule.
In connection with the termination of Vital’s stock-based compensation plans, TSYS, with approval from the Compensation Committee, repurchased the Vital restricted units from the Company’s six key executives in June 2003. The purchase price for the restricted shares of $3.85 per unit was based upon an independent, third-party valuation of Vital conducted as of May 31, 2003. The Company recognized compensation expense throughout the entire vesting period. Semiannually, the Company received an independent third-party valuation of Vital throughout the vesting period and adjusted compensation expense accordingly. TSYS recognized $80,000 as compensation expense in 2003.
Line of Credit
On June 30, 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The line is an automatic drawdown facility. The interest rate for the line of credit is the London Interbank Offered Rate (LIBOR) plus 150 basis points. In addition, there is a charge of 15 basis points on any funds unused. The line of credit is unsecured debt and includes covenants requiring the Company to maintain certain minimum financial ratios. The Company used the facility occasionally during the year, borrowing and repaying approximately $48.1 million during 2005. At December 31, 2005 and 2004, TSYS did not have an outstanding balance on the line of credit and was in compliance with all covenants. As the LIBOR rate changes, TSYS will be subject to interest rate risk.
In addition, TSYS maintains another unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2005 or 2004.
Balance Sheets
TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $152.6 million and $176.6 million at December 31, 2005 and 2004, respectively.
The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2005 and 2004, the Company had restricted cash balances of $4.1 million and $5.7 million, respectively, on deposit with Synovus affiliates.
At December 31, 2005 and 2004, TSYS had dividends payable of $9.6 million and $6.4 million, respectively, associated with related parties.
Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, and TSYS de México. At December 31, 2005 and 2004, the Company had accounts receivable balances of $0.1 million and $0.9 million, respectively, associated with related parties. At December 31, 2005 and 2004, the Company had accounts payable balances of $0.1 million and $0.3 million, respectively, associated with related parties. At December 31, 2005 and 2004, the Company had an accrued current liability to related parties of $0.3 million and $0.2 million, respectively.
Statements of Income
The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company’s equity method joint ventures, TSYS de México and Vital.
The table below details revenues derived from affiliated companies for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
(in thousands)
Electronic payment processing services:
CB&T	$4,848	4,543	3,875
Synovus and affiliates	148	359	451
TSYS de México	2	17	30

Total electronic payment processing services	$4,998	4,919	4,356

Merchant services:
Vital	$2,378	13,786	14,374

Total merchant services	$2,378	13,786	14,374

Other services:
CB&T	$6,403	5,598	5,677
Synovus and affiliates	613	560	695
Vital	8	61	49

Total other services	$7,024	6,219	6,421

Reimbursable items:
Vital	$1,421	8,058	7,717
CB&T	1,512	1,470	1,201
Synovus and affiliates	52	89	84
TSYS de México	20	—	—

Total reimbursable items	$3,005	9,617	9,002

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2005, 2004 and 2003 by expense category:

	2005	2004	2003
(in thousands)
Salaries and other personnel expense:
Trustee fees paid to Synovus	$588	787	576

Total salaries and other personnel expense	$588	787	576

Net occupancy and equipment expense:
Rent paid to TSYS by CB&T	$(39)	(39)	(39)
Rent paid to CB&T by TSYS	102	133	319
Rent paid to TSYS by Synovus	(945)	(803)	(685)

Total net occupancy and equipment expense	$(882)	(709)	(405)

Other operating expenses:
Management fees paid to Synovus	$8,131	8,459	8,038
Processing support fees paid to TSYS de México	141	200	591
Misc. fees paid to CB&T	7	—	—
Data processing service fees paid to TSYS by Synovus	—	—	(2)
Data processing service fees paid to Vital	21	123	124
Data processing service fees paid to TSYS de México	50	14	23
Escrow account fees paid to Synovus	—	—	2
Banking service fees paid by TSYS to Synovus affiliate banks	83	110	124

Total other operating expenses	$8,433	8,906	8,900

Nonoperating Income
The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties:

	2005	2004	2003
(in thousands)
Interest income from Synovus affiliate banks	$2,828	967	582
Interest expense paid to Synovus affiliate banks	37	—	29

Cash Flow
TSYS paid cash dividends to CB&T in the amount of approximately $31.9 million, $19.2 million and $12.0 million in 2005, 2004 and 2003, respectively. TSYS received cash dividends from its equity method joint ventures of approximately $1.7 million, $35.9 million and $5.3 million in 2005, 2004 and 2003, respectively.
Stock Options
Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2005, 2004 and 2003 as follows:

	2005	2004	2003
(in thousands, except per share data)
Number of shares under options	697	710	426
Weighted average exercise price	$28.71	26.00	18.91

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant. Refer to Note 13 for more information on stock options.
The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

NOTE 3	Cash and Cash Equivalents
Cash and cash equivalent balances at December 31 are summarized as follows:

	2005	2004
(in thousands)
Cash and cash equivalents in domestic accounts	$191,837	177,117
Cash and cash equivalents in foreign accounts	45,732	54,689

Total	$237,569	231,806

The Company maintains accounts outside the United States denominated in U.S. dollars, Euros, British Pounds Sterling, Canadian dollars and Japanese Yen. All amounts in domestic accounts are denominated in US dollars.

NOTE 4	Prepaid Expenses and Other Current Assets
Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

	2005	2004
(in thousands)
Prepaid expenses	$15,053	11,767
Supplies inventory	9,742	7,646
Other	20,441	16,326

Total	$45,236	35,739

NOTE 5	Computer Software, net
Computer software at December 31 is summarized as follows:

	2005	2004
(in thousands)
Licensed computer software	$395,992	383,371
Software development costs	158,384	126,000
Acquisition technology intangibles	30,700	12,200

Total computer software	585,076	521,571

Less accumulated amortization:
Licensed computer software	230,688	187,450
Software development costs	80,510	63,735
Acquisition technology intangibles	5,890	1,739

Total accumulated amortization	317,088	252,924

Computer software, net	$267,988	268,647

Amortization expense related to licensed computer software costs was $53.3 million, $37.7 million and $41.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $12.2 million, $12.9 million and $12.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Amortization expense related to acquisition technology intangibles was $3.9 million for 2005, $1.2 million for 2004 and $0.5 million for 2003.
The Company was developing its Integrated Payments Platform supporting the on-line and off-line debit and stored value markets, which would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for online debit processing. Through 2004, the Company invested a total of $6.3 million. In March 2005, the Company evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of Vital and debit alternatives now available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized an impairment charge in net occupancy and equipment expense of approximately $3.1 million related to its on-line debit solution. In September 2005, TSYS recognized an impairment loss on developed software of $482,000. The $3.6 million of impairment charges for 2005 are reflected in the domestic-based support services segment.
During 2004, the Company decided to change its approach for entry into the Asia-Pacific market. As a result, the Company recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project. The $10.1 million impairment charge is reflected in the domestic-based support services segment, where the software development occurred.
The weighted average useful life for each component of computer software, and in total, at December 31, 2005, is as follows:

Weighted
Average
Amortization
Period (Yrs)
At December 31, 2005
Licensed computer software	7.0
Software development costs	6.7
Acquisition technology intangibles	7.4

Total	7.0

Estimated future amortization expense of licensed computer software and software development costs as of December 31, 2005 for the next five years is:

	Licensed Computer	Software Development
	Software	Costs
(in thousands)
2006	$40,953	18,688
2007	38,469	17,011
2008	35,426	13,573
2009	30,042	9,289
2010	8,946	6,086

Estimated future amortization expense on acquisition technology intangibles as of December 31, 2005 for the next five years is:

(in thousands)
2006	$4,267
2007	4,267
2008	3,774
2009	3,527
2010	3,527

NOTE 6	Property and Equipment, net
Property and equipment balances at December 31 are as follows:

	2005	2004
(in thousands)
Land	$16,881	17,378
Buildings and improvements	213,136	209,118
Computer and other equipment	140,165	112,457
Furniture and other equipment	82,182	75,903
Construction in progress	3,669	7,426

Total property and equipment	456,033	422,282
Less accumulated depreciation and amortization	188,054	158,698

Property and equipment, net	$267,979	263,584

Depreciation and amortization expense related to property and equipment was $39.2 million, $29.4 million and $22.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Depreciation expense includes amounts for equipment acquired under capital lease.

NOTE 7	Contract Acquisition Costs, net
Significant components of contract acquisition costs at December 31 are summarized as follows:

	2005	2004
(in thousands)
Payments for processing rights, net	$120,015	91,787
Conversion costs, net	43,846	40,641

Total	$163,861	132,428

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $21.9 million, $13.7 million and $13.1 million for 2005, 2004 and 2003, respectively.
Amortization expense related to conversion costs was $15.9 million, $11.5 million and $7.7 million for 2005, 2004 and 2003, respectively.
The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2005 is as follows:

Weighted
Average
Amortization
Period (Yrs)
At December 31, 2005
Payments for processing rights	11.6
Conversion costs	6.9

Total	8.1

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2005 for the next five years is:

	Payments for	Conversion
	Processing Rights	Costs
(in thousands)
2006	$25,276	16,412
2007	20,205	8,049
2008	19,668	5,001
2009	18,433	4,662
2010	12,033	3,396

NOTE 8	Goodwill, net
In March 2005, TSYS acquired the remaining 50% of Vital for $95.8 million. Refer to Note 19 for more information on the acquisition of Vital. In accordance with authoritative accounting guidelines, TSYS recorded the acquisition of the incremental 50% interest as a business combination, requiring that TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The Company has preliminarily allocated approximately $36.7 million to goodwill. As a result of the acquisition of control of Vital, TSYS changed from the equity method of accounting for the investment in Vital and began consolidating Vital’s balance sheet and results of operations in the statement of income effective March 1, 2005. The Company recorded the remaining 50% interest in Vital’s assets and liabilities at historical carrying values, which resulted in an additional increase in goodwill in 2005 of approximately $6.9 million.

The changes in the carrying amount of goodwill at December 31, 2005 and 2004 are as follows:

	Domestic-Based	International-Based	Merchant
	Support Services	Support Services	Processing Services	Consolidated
(in thousands)
Balance as of December 31, 2003	$28,023	1,603	—	$29,626
Acquisition of TSYS Prepaid	40,931	—	—	40,931
Currency translation adjustments	—	4	—	4

Balance as of December 31, 2004	68,954	1,607	—	70,561
Acquisition of Vital	—	—	43,632	43,632
TSYS Prepaid purchase price allocation adjustment	(1,312)	—	—	(1,312)
Currency translation adjustments	—	(16)	—	(16)

Balance as of December 31, 2005	$67,642	1,591	43,632	$112,865

In December, the Company announced it had purchased an initial 34% equity interest in CUP Data. The Company is using the equity method of accounting to account for its investment in CUP Data. The difference between the cost of an investment and the underlying equity in net assets of CUP Data is recognized as goodwill. The goodwill associated with CUP Data is not reported as goodwill in the Company’s consolidated balance sheet, but is reported as a component of the equity investment. Refer to Note 19 for more information about CUP Data.

NOTE 9	Equity Investments
TSYS held a 50% equity interest in Vital, a joint venture with Visa, which combines the front-end authorization and back-end accounting and settlement processing for merchants. On March 1, 2005, TSYS acquired the remaining 50% interest. The condensed consolidated financial information for Vital as of December 31, 2004, and for the years ended December 31, 2004 and 2003, is summarized as follows:
Consolidated Balance Sheet Data:

2004
(in millions)
Current assets	$69.9
Total assets	141.4
Current liabilities	41.8
Total liabilities	42.1
Members’ capital	99.3

Consolidated Statements Of Income Data:

	2004	2003
(in millions)
Revenue before reimbursable items	$249.1	227.5
Total revenues	282.0	255.2
Operating income	42.9	33.6
Net income*	43.6	34.1

*	Vital is a limited liability company with 100 million units of ownership outstanding and is taxed in a manner similar to a partnership; therefore, net income related to Vital does not include income tax expense.
A summary of TSYS’ equity in income of joint ventures is as follows:

	2005	2004	2003
(in millions)
Vital	$3.2	22.0	16.7
Other	2.9	1.7	1.1

Total equity in income of joint ventures	$6.1	23.7	17.8

The Company estimated its equity in income of Vital and adjusted those estimates based upon the final results of Vital.
A summary of TSYS’ equity investments at December 31 is as follows:

	2005	2004
(in millions)
Vital	$—	49.7
Other	42.7	4.7

Total equity investments	$42.7	54.4

NOTE 10	Other Intangible Assets, net
In March 2005, TSYS acquired the remaining 50% of Vital for $95.8 million. Refer to Note 19 for more information on the acquisition of Vital. TSYS has preliminarily allocated approximately $12.0 million to other intangible assets as part of the purchase price allocation related to customer relationship intangibles.
Significant components of other intangible assets at December 31 are summarized as follows:

	2005

		Accumulated
	Gross	Amortization	Net
(in thousands)
Customer relationships	$17,294	(4,397)	$12,897
Covenants-not-to-compete	1,000	(550)	450
Trade name	700	(467)	233

Total	$18,994	(5,414)	$13,580

	2004

		Accumulated
	Gross	Amortization	Net
(in thousands)
Customer relationships	$5,200	(1,667)	$3,533
Covenants-not-to-compete	1,000	(250)	750
Trade name	700	(291)	409

Total	$6,900	(2,208)	$4,692

Amortization related to other intangible assets, which is recorded in other operating expenses, was $3.2 million, $1.5 million and $750,000 for 2005, 2004 and 2003, respectively.
The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2005 is as follows:

Weighted
Average
Amortization
Period (Yrs)
At December 31, 2005
Customer relationships	6.7
Covenant-not-to-compete	3.4
Trade name	4.0

Total	6.4

Estimated future amortization expense on other intangible assets as of December 31, 2005 for the next five years is:

(in thousands)
2006	$3,461
2007	2,369
2008	1,500
2009	1,500
2010	1,500

NOTE 11	Capital Lease Obligations
Capital lease obligations at December 31 consists of:

	2005	2004
(in thousands)
Capital lease obligations	$5,633	6,336
Less current portion	2,078	1,828

Noncurrent portion of capital leases	$3,555	4,508

The present value of the future minimum lease payments under capital leases at December 31, 2005 are summarized as follows:

(in thousands)
2006	$2,305
2007	2,478
2008	1,024
2009	211
2010	—

Total minimum lease payments	6,018
Less amount representing interest	385

$5,633

NOTE 12	Other Current Liabilities
Significant components of other current liabilities at December 31 are summarized as follows:

	2005	2004
(in thousands)
Accrued expenses	$39,882	43,229
Client liabilities	34,381	24,660
Accrued income taxes	25,443	21,279
Dividends payable	11,832	7,874
Transaction processing provisions	9,453	9,284
Client postage deposits	7,459	6,184
Deferred revenues	6,421	21,682
Other	26,251	13,932

Total	$161,122	148,124

NOTE 13	Shareholders’ Equity
TREASURY STOCK: In April 2003, the Company announced a plan to purchase up to 2.0 million shares of its common stock from time to time and at various prices over the ensuing two years. Over the course of the plan, the Company repurchased 577,491 shares of its common stock at a cost of $11.0 million or an average cost of $19.07 per share.
The following table summarizes shares held as treasury stock and their related carrying value:

	Number of	Treasury
	Treasury Shares	Shares Cost
(in thousands)
December 31, 2005	692	$12,841
December 31, 2004	738	13,573
December 31, 2003	689	12,426

During 2005, 2004 and 2003, employees of the Company exercised options for 46,200, 2,500 and 41,250 shares of TSYS common stock, respectively, that were issued from treasury shares. During 2005 and 2004, employees of the Company exercised options for 155,000 and 82,800 shares, respectively, of TSYS common stock that were newly issued shares.
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
The expiration date of options granted under the TSYS 2002 Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 2005, there were options outstanding under the TSYS 2002 Plan to purchase 354,271 shares of the Company’s common stock, of which 331,771 were exercisable.
Restricted Stock Awards: The Company has issued its common stock to directors and to certain employees under restricted stock awards. Compensation expense relating to these awards was $1.1 million for the year ended December 31, 2005, and unamortized compensation at December 31, 2005 was $4.1 million.
The amount and terms of common stock issued under restricted awards are summarized as follows:

		Market Value
(in thousands)	Number of	at Date of	Vesting
Date of Issuance	Shares	Issuance	Period

January 20, 2005	187	$4,300	60 months
January 20, 2005	28	643	36 months
February 1, 2005	7	167	36 months
July 19, 2005	5	120	60 months

There were 8,684,036 shares available for grant at December 31, 2005 under the TSYS 2002 plan.
2000 Long-Term Incentive Plan: TSYS maintains a 2000 Long-Term Incentive Plan (LTI Plan) to attract, retain, motivate and reward employees who make a significant contribution to the Company’s long-term success and to enable such employees to acquire and maintain an equity interest in the Company. The LTI Plan is administered by the Compensation Committee of the Company’s Board of Directors and enables the Company to grant stock options, stock appreciation rights, restricted stock and performance awards; 3.2 million shares of common stock were reserved for distribution under the LTI Plan. Options granted under the LTI Plan may be incentive stock options or nonqualified stock options as determined by the Committee at the time of grant.
Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years. The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 2005, there were options outstanding under the LTI Plan to purchase 989,700 shares of the Company’s common stock, all of which were exercisable.
There were no shares available for grant at December 31, 2005 under the LTI Plan.
OTHER EQUITY ISSUANCES: TSYS has granted options to purchase 37,500 shares of the Company’s common stock to attract a key individual to the Company. At December 31, 2005, options to purchase 37,500 shares with a weighted average price of $18.50 were outstanding and exercisable.

EQUITY COMPENSATION PLANS: The following table summarizes TSYS’ equity compensation plans by category:

			(c)
	(a)	(b)	Number of securities remaining
	Number of securities to	Weighted-average	available for future issuance
(in thousands except per	be issued upon exercise	exercise price of	under equity compensation
share data)	of outstanding options,	outstanding options,	plans (excluding securities
Plan Category	warrants and rights	warrants and rights	reflected in column (a))

Equity compensation plans approved by security holders	1,345	$15.10	8,684
Equity compensation plans not approved by security holders (1)	37	18.50	—

Total	1,382	$15.19	8,684

(1)	This plan was adopted by TSYS’ Board of Directors on January 10, 1997 to attract a desirable individual as director of the Company (which individual no longer serves as a director) and is limited to one individual option grant to purchase 37,500 shares of TSYS stock at fair market value on the date of grant with one-third of such options becoming exercisable one, two and three years, respectively, following the date of grant.
A summary of TSYS’ stock option activity as of December 31, 2005, 2004 and 2003, and changes during the years ended on those dates is presented below:

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
(in thousands except per share data)
Options:
Outstanding at beginning of year	1,586	$15.14	1,672	$15.05	1,963	$14.76
Granted	—	—	7	25.81	15	28.81
Exercised	(201)	14.70	(85)	13.98	(291)	13.49
Forfeited/canceled	(3)	20.10	(8)	20.01	(15)	20.06

Outstanding at end of year	1,382	$15.19	1,586	$15.14	1,672	$15.05

Options exercisable at year-end	1,359	$14.98	1,196	$13.42	1,276	$13.43

Weighted average fair value of options granted during the year		$—		$17.92		$19.79

The following table summarizes information about TSYS’ stock options outstanding and exercisable at December 31, 2005:

(in thousands except
per share data)	Outstanding		Exercisable

Number Outstanding	Weighted Average Remaining	Weighted Average	Number Exercisable	Weighted Average
at December 31, 2005	Contractual Life (in years)	Exercise Price	at December 31, 2005	Exercise Price

990	1.84	$13.17	990	$13.17
37	3.03	18.50	37	18.50
332	6.31	19.99	332	19.99
23	7.90	27.81	—	—

1,382	3.04	$15.19	1,359	$14.98

Long-Term Incentive Plans — Synovus
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
A summary of the option activity related to option grants on Synovus common stock to TSYS employees as of December 31, 2005, 2004 and 2003, and changes during the years ended on those dates is presented below:

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
(in thousands except per share data)
Options:
Outstanding at beginning of year	6,330	$24.89	6,063	$23.97	6,203	$23.31
Granted	697	28.71	710	26.00	426	18.91
Exercised	(534)	19.11	(417)	13.68	(513)	11.96
Net Synovus/ TSYS employee transfers in and out	1	21.28	14	19.35	—	—
Forfeited/canceled	(43)	23.33	(40)	20.94	(53)	21.64

Outstanding at end of year	6,451	$25.79	6,330	$24.89	6,063	$23.97

Options exercisable at year-end	2,070	$22.02	2,603	$21.41	2,436	$18.89

Weighted average fair value of options granted during the year		$7.13		$7.35		$4.84

The following table summarizes information about Synovus’ stock options outstanding and exercisable at December 31, 2005:

(in thousands	Outstanding			Exercisable
except per
share data)	Number	Weighted Average	Weighted	Number	Weighted
Range of	Outstanding at	Remaining Contractual	Average	Exercisable at	Average
Exercise Prices	December 31, 2005	Life (in years)	Exercise Price	December 31, 2005	Exercise Price

$ 1.75 – $18.06	247	4.04	$17.80	247	$17.80
18.38 – 22.54	1,280	3.09	19.70	886	20.05
22.88 – 26.15	1,073	6.17	24.89	381	22.88
26.44 – 30.84	3,851	6.08	28.58	556	26.47

	6,451	5.42	$25.79	2,070	$22.02

Accumulated Other Comprehensive Income (Loss)
Comprehensive income (loss) for TSYS consists of net income and cumulative foreign currency translation adjustments recorded as a component of shareholders’ equity. The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive income (loss) are as follows:

Accumulated Other
Comprehensive Income (Loss)
(in thousands)
Balance at December 31, 2002	$1,053
Foreign currency translation	11,558
Tax effect	(4,297)

Balance at December 31, 2003	8,314
Foreign currency translation	10,967
Tax effect	(3,908)

Balance at December 31, 2004	15,373
Foreign currency translation	(15,019)
Tax effect	5,331

Balance at December 31, 2005	$5,685

NOTE 14 Commitments and Contingencies
LEASE COMMITMENTS: TSYS is obligated under noncancelable operating leases for computer equipment and facilities.
The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2005, are as follows:

(in thousands)
2006	$101,681
2007	98,379
2008	49,341
2009	15,978
2010	7,091
Thereafter	8,520

Total future minimum lease payments	$280,990

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allows the Company to continually update its computer equipment. Total rental expense under all operating leases in 2005, 2004 and 2003 was $107.9 million, $97.1 million and $93.6 million, respectively.
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
CONTINGENCIES: The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advise of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for expected future litigation exposures that TSYS determines to be both probable and reasonably estimable.
The Company received notification from the United States Attorneys’ Office for the Northern District of California that the United States Department of Justice was investigating whether the Company and/or one of its large credit card processing clients violated the False Claims Act, 31 U.S.C. §§3729-33, in connection with mailings made on behalf of the client from July 1997 through November 2001. The subject matter of the investigation related to the U.S. Postal Service’s Move Update Requirements. In general, the Postal Service’s Move Update Requirements are designed to reduce the volume of mail that is returned to sender as undeliverable as addressed. The Company produced documents and information in response to a subpoena that it received from the Office of the Inspector General of the United States Postal Service and otherwise cooperated with the Department of Justice during the investigation. The involved parties agreed to a settlement of the matter without any party admitting liability. The matter was settled during the third quarter of 2005 for amounts that were not material to TSYS’ financial condition, results of operations or cash flows.
NOTE 15     Income Taxes
The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,

	2005	2004	2003
(in thousands)
Current income tax expense (benefit):
Federal	$139,116	48,029	48,209
State	(860)	(3,957)	(4,408)
Foreign	4,687	1,447	—

Total current income tax expense	142,943	45,519	43,801

Deferred income tax expense (benefit):
Federal	(35,738)	29,028	25,563
State	(1,792)	873	1,504
Foreign	(2,127)	1,790	—

Total deferred income tax expense	(39,657)	31,691	27,067

Total income tax expense	$103,286	77,210	70,868

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, minority interest and equity in income of joint ventures as a result of the following:

	Years Ended December 31,

	2005	2004	2003
(in thousands)
Computed “expected” income tax expense	$102,175	71,502	68,029
Increase (decrease) in income tax expense resulting from:
Minority interest in income of consolidated subsidiary and equity in income of joint ventures	2,058	8,217	6,115
State income tax benefit, net of federal income tax benefit	(1,724)	(2,004)	(1,888)
Increase in valuation allowance	388	438	1,065
Tax Credits	(4,532)	(1,172)	(1,793)
Permanent differences and other, net	4,921	229	(660)

Total income tax expense	$103,286	77,210	70,868

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2005 and 2004 relate to the following:

	At December 31,

	2005	2004
(in thousands)
Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$10,565	9,976
Allowances for doubtful accounts and billing adjustments	8,618	5,702
Deferred revenue	1,234	—
Other, net	11,974	8,605

Total deferred income tax assets	32,391	24,283
Less valuation allowance for deferred income tax assets	(2,241)	(1,853)

Net deferred income tax assets	30,150	22,430

Deferred income tax liabilities:
Excess tax over financial statement depreciation	(51,219)	(60,544)
Computer software development costs	(37,160)	(35,914)
Purchase accounting adjustments	(4,122)	(5,383)
Foreign currency translation	(3,424)	(8,754)
Deferred revenue	—	(21,606)
Other, net	(8,439)	(10,544)

Total deferred income tax liabilities	(104,364)	(142,745)

Net deferred income tax liabilities	$(74,214)	(120,315)

Total net deferred tax assets (liabilities):
Current	$15,264	10,791
Noncurrent	(89,478)	(131,106)

Net deferred income tax liability	$(74,214)	(120,315)

As of December 31, 2005, TSYS had net operating loss and federal and state income tax credit carryforwards of $20.5 million and $3.3 million, respectively. As of December 31, 2004, TSYS had net operating loss and federal and state income tax credit carryforwards of $20.4 million and $2.7 million, respectively. The credits will begin to expire in the year 2010. The net operating losses will expire in the years 2011 through 2019. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2005 and 2004, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $2.2 million and $1.9 million at December 31, 2005 and 2004, respectively. The increase in the valuation allowance for deferred income tax assets was $388,000 for the year ended December 31, 2005. The increase relates to new state tax credits earned in 2005, which more likely than not will not be realized in later years.
The Company realizes substantial credits against state income taxes. The Company is able to recognize benefits in excess of its state income tax obligations by transferring these credits to affiliated companies in exchange for cash payments.
Deferred taxes related to deferred revenue changed as a result of the Company finalizing its tax return treatment of this item. This item, in addition to the loss of accelerated depreciation benefits from 2004 to 2005 had no impact on total tax expense. These items did increase current tax expense and decrease deferred tax expense for year 2005 as compared to prior years.
NOTE 16     Employee Benefit Plans
The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. These employee benefit plans are described as follows:
MONEY PURCHASE PLAN: The Company’s employees are eligible to participate in the Synovus/ TSYS Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)
2005	$17,322
2004	14,181
2003	13,780

PROFIT SHARING PLAN: The Company’s employees are eligible to participate in the Synovus Financial Corp./ Total System Services, Inc. (Synovus/ TSYS) Profit Sharing Plan. The Company’s contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company’s contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)
2005	$17,804
2004	13,869
2003	3,805

401(K) PLAN: The Company’s employees are eligible to participate in the Synovus/ TSYS 401(k) Plan. The terms of the plan allow employees to contribute up to $15,000 in eligible pretax compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company’s attainment of certain financial goals. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)
2005	$15,190
2004	—
2003	—

STOCK PURCHASE PLAN: The Company maintains stock purchase plans for employees and directors, whereby TSYS makes contributions equal to one-half of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock for the benefit of participants. The Company’s contributions to these plans charged to expense for the years ended December 31 are as follows:

(in thousands)
2005	$4,836
2004	4,047
2003	3,766

POSTRETIREMENT MEDICAL BENEFITS PLAN: TSYS provides certain medical benefits to qualified retirees through a postretirement medical benefits plan, which is immaterial to the Company’s consolidated financial statements. The measurement of the benefit expense and accrual of benefit costs associated with the plan do not reflect the effects of the 2003 Medicare Act. Additionally, the benefit expense and accrued benefit cost associated with the plan, as well as any potential impact of the effects of the 2003 Medicare Act, are not significant to the Company’s consolidated financial statements.

NOTE 17	Segment Reporting, including Geographic Area Data and Major Customers
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
On March 1, 2005, TSYS acquired the remaining 50% of Vital from Visa. Refer to Note 19 for more information about the acquisition of Vital. As a result of the acquisition, the Company revised its segment information to reflect the information that the chief operating decision maker (CODM) uses to make resource allocations and strategic decisions. The CODM at TSYS consists of the chairman of the board and chief executive officer, the president and the three senior executive vice presidents. The revision included adding a new segment, merchant processing services, to include the information regarding Vital. For periods prior to the acquisition, TSYS has reclassified the Company’s share of the equity in income of Vital that was included in the domestic-based support services segment.
Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to card-issuing institutions in the United States, Mexico, Canada, Honduras, Europe and Puerto Rico. The domestic-based support services include electronic payment processing services and other services provided from the Company’s facilities in the United States. The domestic-based support services segment includes the financial results of TSYS, excluding its foreign branch offices, and the following subsidiaries: CDEC, CPI, TSYS Canada, TDM, TTC, ProCard, ESC and TSYS Prepaid.
International-based support services include electronic payment processing services and other services provided outside the United States. International-based support services include the financial results of GP Net, TSYS Japan and TSYS’ branch offices in Europe, Japan and China. The Company’s share of the equity in income of TSYS de México and CUP Data are included in the international-based support services segment because TSYS de México’s and CUP Data’s operations and client bases are located outside the United States.
The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties.

(in thousands)	Domestic-based	International-based	Merchant
Operating Segments	support services	support services	processing services	Consolidated

2005
Revenues before reimbursables	$959,845	123,865	220,038	$1,303,748
Intersegment revenues	(13,809)	—	(149)	(13,958)

Revenues before reimbursables from external customers	$946,036	123,865	219,889	$1,289,790

Total revenues	$1,220,199	146,982	258,082	$1,625,263
Intersegment revenues	(22,183)	—	(149)	(22,332)

Revenues from external customers	$1,198,016	146,982	257,933	$1,602,931

Depreciation and amortization	$115,272	16,570	19,372	$151,214

Intersegment expenses	$34,594	(31,247)	(25,691)	$(22,344)

Segment operating income	$235,267	9,373	42,489	$287,129

Income before income taxes, minority interest and equity income of joint ventures	$241,666	6,972	43,289	$291,927

Income tax expense	$80,876	4,925	17,485	$103,286

Equity in income of joint ventures	$—	2,894	3,241	$6,135

Net income	$160,853	4,567	29,100	$194,520

Identifiable assets	$1,320,552	178,135	230,712	$1,729,399
Intersegment eliminations	(318,475)	(1)	(26)	(318,502)

Total assets	$1,002,077	178,134	230,686	$1,410,897

(in thousands)	Domestic-based	International-based	Merchant
Operating Segments	Support services	support services	processing services	Consolidated

2004
Revenues before reimbursables	$848,367	108,252	—	$956,619
Intersegment revenues	—	—	—	—

Revenues before reimbursables from external customers	$848,367	108,252	—	$956,619

Total revenues	$1,071,967	115,051	—	$1,187,018
Intersegment revenues	(10)	—	—	(10)

Revenues from external customers	$1,071,957	115,051	—	$1,187,008

Depreciation and amortization	$95,430	13,158	—	$108,588

Intersegment expenses	$22,045	(22,046)	—	$(1)

Segment operating income	$196,067	6,147	—	$202,214

Income before income taxes, minority interest and equity income of joint ventures	$198,500	5,791	—	$204,291

Income tax expense	$66,535	3,147	7,528	$77,210

Equity in income of joint ventures	$—	1,737	21,999	$23,736

Net income	$131,966	4,122	14,470	$150,558

Identifiable assets	$1,265,567	169,877	—	$1,435,444
Intersegment eliminations	(153,501)	—	—	(153,501)

Total assets	$1,112,066	169,877	—	$1,281,943

(in thousands)	Domestic-based	International-based	Merchant
Operating Segments	support services	support services	processing services	Consolidated

2003
Revenues before reimbursables	$752,243	76,126	—	$828,369
Intersegment revenues	(68)	—	—	(68)

Revenues before reimbursables from external customers	$752,175	76,126	—	$828,301

Total revenues	$973,246	80,288	—	$1,053,534
Intersegment revenues	(68)	—	—	(68)

Revenues from external customers	$973,178	80,288	—	$1,053,466

Depreciation and amortization	$87,555	10,860	—	$98,415

Intersegment expenses	$2,283	(2,350)	—	$(67)

Segment operating income	$179,580	10,999	—	$190,579

Income before income taxes, minority interest and equity income of joint ventures	$183,984	10,385	—	$194,369

Income tax expense	$61,184	4,078	5,606	$70,868

Equity in income of joint ventures	$—	1,145	16,665	$17,810

Net income	$122,800	7,113	11,060	$140,973

Identifiable assets	$994,822	139,028	—	$1,133,850
Intersegment eliminations	(132,614)	—	—	(132,614)

Total assets	$862,208	139,028	—	$1,001,236

Revenues for domestic-based support services include electronic payment processing services and other services provided from the United States to clients based in the United States or other countries. Revenues for international-based support services include electronic payment processing services and other services provided from facilities outside the United States to clients based predominantly outside the United States.
GEOGRAPHIC AREA DATA: The Company maintains property and equipment net of accumulated depreciation and amortization in the following geographic areas:

	At
	December 31,

	2005	2004
(in millions)
United States	$211.2	200.6
Europe	55.3	60.8
Japan	1.4	2.1
Canada	0.1	0.1

Totals	$268.0	263.6

The following geographic area data represents revenues for the years ended December 31 based on where the client is located:

	2005	%	2004	%	2003	%
(in millions)
United States	$1,354.1	84.5	$973.3	82.0	$863.0	82.0
Europe	131.9	8.2	101.6	8.6	68.6	6.5
Canada*	89.9	5.6	83.2	7.0	75.9	7.2
Japan	15.6	1.0	14.0	1.2	12.1	1.1
Mexico	7.6	0.5	11.2	0.9	31.4	3.0
Other	3.8	0.2	3.7	0.3	2.5	0.2

Totals	$1,602.9	100.0	$1,187.0	100.0	$1,053.5	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT: The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	Domestic-based			International-based			Merchant
	support services			support services			processing services

	2005	2004	2003	2005	2004	2003	2005	2004	2003
(in millions)
United States	$1,097.1	973.3	863.0	$—	—	—	$257.0	—	—
Europe	0.5	0.5	0.3	131.4	101.1	68.3	—	—	—
Canada*	89.5	83.2	75.9	—	—	—	0.4	—	—
Japan	—	—	0.1	15.6	14.0	12.0	—	—	—
Mexico	7.6	11.2	31.4	—	—	—	—	—	—
Other	3.3	3.7	2.5	—	—	—	0.5	—	—

	$1,198.0	1,071.9	973.2	$147.0	115.1	80.3	$257.9	—	—

*	These revenues include those generated from the Caribbean accounts owned by a Canadian institution.
MAJOR CUSTOMERS: For the years ended December 31, 2005, 2004 and 2003, the Company had two major customers which accounted for approximately 26.2%, 26.5% and 28.6%, respectively, of total revenues. Revenues from major customers for the years ended December 31, 2004 and 2003 are attributable to the domestic-based support services segment. Revenues from the major customers for the year ended December 31, 2005 are attributable to the domestic-based support services segment and the merchant processing services segment.

	Years Ended December 31,

	2005		2004		2003

		% of Total		% of Total		% of Total
Revenue	Dollars	Revenues	Dollars	Revenues	Dollars	Revenues
(in millions)
Client 1	$357.3	22.3	$220.1	18.5	$191.9	18.2
Client 2	62.3	3.9	94.9	8.0	109.7	10.4

Totals	$419.6	26.2	$315.0	26.5	$301.6	28.6

NOTE 18     Supplemental Cash Flow Information
Restricted Stock Awards
During the first quarter of 2005, the Company issued 221,902 shares of common stock with a market value of $5.1 million to certain key executive officers and non-management members of its board of directors under restricted stock bonus awards for services to be provided by such officers and directors in the future.
On July 19, 2005, the Company issued 5,000 shares of common stock with a market value of $120,000 to a certain key officer under a restricted stock bonus award for services to be provided by such officer in the future.

Equipment and Software Acquired Under Capital Lease Obligations
The Company acquired equipment under capital lease in the amount of $1.5 million related to computer equipment in 2005. The Company acquired $1.1 million related to computer equipment and $2.8 million related to software in 2004.
NOTE 19     Acquisitions
China UnionPay Data Co., Ltd.
Effective November 1, 2005, TSYS purchased an initial 34% equity interest in CUP Data, the payments-processing subsidiary of China UnionPay Co., Ltd. (CUP). TSYS plans to increase its ownership interest to 45% upon receipt of regulatory approval which is expected to occur in 2006. CUP is sanctioned by the People’s Bank of China, China’s central bank, and has become one of the world’s largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China. In its first two years of business, CUP Data has signed numerous processing agreements for several of China’s largest financial institutions.
The Company is using the equity method of accounting to account for its investment in CUP Data. The difference between the cost of an investment and the amount of underlying equity in net assets of CUP Data is recognized as goodwill. The preliminary purchase price allocation related to the acquisition is presented below:

(in thousands)
Total assets acquired	$7,948
Goodwill	29,026

Net assets acquired	$36,974

The goodwill associated with CUP Data is not reported as goodwill in the Company’s balance sheet, but is reported as a component of the equity investment.
Vital Processing Services, L.L.C.
Vital, a limited liability company, was established in May 1996 as a 50/50 merchant processing joint venture between TSYS and Visa. Vital is a leader in providing integrated end-to-end electronic transaction processing services primarily to large financial institutions and other merchant acquirers. Vital processes all payment forms including credit, debit, electronic benefit transfer and check truncation for merchants of all sizes across a wide array of retail market segments.
On March 1, 2005, TSYS acquired the remaining 50% of Vital from Visa for $95.8 million in cash, including $794,000 of direct acquisition costs. Vital is now a separate, wholly owned subsidiary of TSYS. As a result of the acquisition of control of Vital, TSYS changed from the equity method of accounting for the investment in Vital and began consolidating Vital’s balance sheet and results of operations in the statement of income effective March 1, 2005. In accordance with authoritative accounting guidelines, TSYS recorded the acquisition of the incremental 50% interest as a business combination, requiring that TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their relative fair values. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $36.7 million to goodwill, approximately $30.5 million to other identifiable intangible assets and the remaining amount to other assets and liabilities acquired. Of the $30.5 million other identifiable intangible assets, the Company has allocated $18.5 million to computer software and the remaining amount to other intangible assets. The Company believes the acquisition of Vital allows TSYS to be a complete provider of value-based services at both ends of the payment chain and strengthens the relationship TSYS enjoys with some of world’s largest card issuers by placing them closer to the point of sale. Revenues associated with Vital are included in merchant services and are classified in merchant processing services for segment reporting purposes.
Since TSYS acquired less than 100% of the outstanding shares of the acquired enterprise, the valuation of assets acquired and liabilities assumed in the acquisition was based on a pro rata allocation of the fair values of the assets acquired and liabilities assumed and the historical financial statement carrying amounts of the assets and liabilities of the acquired enterprise. As a result, TSYS recorded the fair value of the 50% interest of Vital’s assets acquired and liabilities assumed as of March 1, 2005. The Company recorded the remaining 50% interest of Vital’s assets and liabilities at historical carrying values. The preliminary purchase price allocation is presented below:

(in thousands)
Cash and cash equivalents	$19,399
Intangible assets	30,500
Goodwill	36,686
Other assets	42,094

Total assets acquired	128,679

Other liabilities	32,836

Total liabilities assumed	32,836

Minority interest	49

Net assets acquired	$95,794

Effective October 1, 2005, TSYS acquired the remaining 49% of Merlin Solutions, L.L.C. (Merlin), a subsidiary of Vital, for approximately $2.0 million. TSYS recorded the acquisition of the incre-

mental 49% interest as a business combination requiring the Company to allocate the purchase price of the assets acquired and liabilities assumed based on their relative fair values. The Company has preliminarily allocated $1.9 million to goodwill related to the acquisition of Merlin by Vital.
TSYS Prepaid, Inc.
On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity) for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid, Inc. The Company finalized its purchase price allocation and allocated approximately $39.6 million to goodwill, approximately $10.9 million to other intangibles and the remaining amount to the assets and liabilities acquired. Of the $10.9 million intangibles, the Company has allocated $8.5 million to computer software and the remaining amount to other intangible assets. TSYS Prepaid is a provider of prepaid card solutions that utilize the Visa, MasterCard, EFT and ATM networks for Fortune 500 companies as well as domestic and international financial institutions. The Company believes the acquisition of TSYS Prepaid enhances TSYS’ processing services by adding enhanced functionality and distinct value differentiation for TSYS and its clients. TSYS Prepaid operates as a separate, wholly owned subsidiary of TSYS. Revenues associated with TSYS Prepaid are included in electronic payment processing services and are classified in domestic-based support services for segment reporting purposes.
The purchase price allocation is presented below:

(in thousands)
Cash and cash equivalents	$2,422
Restricted cash	16,672
Intangible assets	10,900
Goodwill	39,619
Other assets	4,817

Total assets acquired	74,430

Other liabilities	20,915

Total liabilities assumed	20,915

Net assets acquired	$53,515

Enhancement Services Corporation
On April 25, 2003, TSYS completed the acquisition of Enhancement Services Corporation (ESC) for $36.0 million in cash. The Company has allocated approximately $26.0 million to goodwill, approximately $8.2 million to intangibles and the remaining amount to the net assets acquired. ESC provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States. The Company believes the acquisition of ESC enhances TSYS’ processing services by adding leading loyalty program technology and management solutions for TSYS’ clients. ESC operates as a separate, wholly owned subsidiary of TSYS. Revenues associated with ESC are included in other services and are classified in domestic-based support services for segment reporting purposes.
The purchase price allocation is presented below:

(in thousands)
Cash and cash equivalents	$4,442
Intangible assets	8,200
Goodwill	25,992
Other assets	6,380

Total assets acquired	45,014

Other liabilities	9,014

Total liabilities assumed	9,014

Net assets acquired	$36,000

Pro forma
Presented below are the pro forma consolidated results of TSYS’ operations for the years ended December 31, 2005 and 2004, respectively, as though the acquisitions of Vital and TSYS Prepaid had occurred at the beginning of 2004. This pro forma information is based on the historical financial statements of Vital and TSYS Prepaid. Pro forma results do not include any actual or anticipated cost savings or expenses of the planned integration of TSYS, Vital and TSYS Prepaid, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future.

	Years Ended
	December 31,

	2005	2004
(in thousands except per share data)
Revenues	$1,646,520	1,475,914
Net income	196,517	158,463
Basic earnings per share	1.00	0.81
Diluted earnings per share	1.00	0.80

Report of Independent Registered Public Accounting Firm
The Board of Directors
Total System Services, Inc.:
We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Total System Services, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
Atlanta, Georgia
February 28, 2006

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework.
The Company acquired Vital Processing Services, L.L.C. (Vital) during 2005, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, Vital’s internal control over financial reporting associated with 16.4% of total consolidated assets and 16.1% of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2005.
Based on our assessment management believes that, as of December 31, 2005, the Company’s internal control over financial reporting is effective based on those criteria.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by KPMG LLP, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. KPMG LLP’s attestation report on management’s assessment of the Company’s internal control over financial reporting appears on page 94 hereof.

Philip W. Tomlinson Chairman of the Board & Chief Executive Officer	James B. Lipham Senior Executive Vice President & Chief Financial Officer

Report of Independent Registered Public Accounting Firm
The Board of Directors
Total System Services, Inc.:
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Total System Services, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Total System Services, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Total System Services, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Total System Services, Inc. acquired Vital Processing Services, L.L.C. (Vital) during 2005, and management excluded from its assessment of the effectiveness of Total System Services, Inc.’s internal control over financial reporting as of December 31, 2005, Vital’s internal control over financial reporting associated with 16.4% of total consolidated assets and 16.1% of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2005. Our audit of internal control over financial reporting of Total System Services, Inc. also excluded an evaluation of the internal control over financial reporting of Vital.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and shareholders’ equity and comprehensive income, for each of the years in the three-year period ended December 31, 2005, and our report dated February 28, 2006 expressed an unqualified opinion on those consolidated financial statements.
Atlanta, Georgia
February 28, 2006

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information
TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 14, 2006, there were 6,779 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.
The fourth quarter dividend of $0.06 per share was declared on November 15, 2005, and was paid January 2, 2006, to shareholders of record on December 22, 2005. Total dividends declared in 2005 and in 2004 amounted to $43.4 million and $27.6 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.
Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2005 and 2004.

(in thousands except per share data)
		First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter

2005	Revenues	$349,983	410,244	421,970	420,734
	Operating income	66,306	76,346	72,332	72,145
	Net income	46,123	50,643	48,056	49,698
	Basic earnings per share	0.23	0.26	0.24	0.25
	Diluted earnings per share	0.23	0.26	0.24	0.25
	Cash dividends declared	0.04	0.06	0.06	0.06
	Stock prices
	High	25.50	25.88	25.20	23.65
	Low	22.00	22.48	22.51	17.76

2004	Revenues	$285,236	289,622	304,993	307,157
	Operating income	44,142	47,272	51,995	58,805
	Net income	32,561	35,886	39,141	42,970
	Basic earnings per share	0.17	0.18	0.20	0.22
	Diluted earnings per share	0.17	0.18	0.20	0.22
	Cash dividends declared	0.02	0.04	0.04	0.04
	Stock prices
	High	31.27	23.74	25.52	26.66
	Low	19.47	21.00	20.89	22.59