Form 10-K, Exhibit 13
period 2006-12-31
TOTAL SYSTEM SERVICES INC
filed 2007-02-28
CIK 721683

TSYS Financial Data

Selected Financial Data	21
Financial Overview	22
Financial Review	24
Consolidated Balance Sheets	51
Consolidated Statements of Income	52
Consolidated Statements of Cash Flows	53
Consolidated Statements of Shareholders’ Equity and Comprehensive Income	54
Notes to Consolidated Financial Statements	55
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	86
Management’s Report on Internal Control Over Financial Reporting	87
Report of Independent Registered Public Accounting Firm on Management’s Assessment of Internal Control	88
Quarterly Financial Data, Stock Price, Dividend Information	89
Stock Performance Graph	90

Exhibit 13.1

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report. The historical trends in TSYS’ results of operations and financial position over the last five years are presented below. Revenues before reimbursable items and net income have grown over the last five years at compounded annual growth rates of 17.1% and 19.0%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS as evidenced by the current ratio of 2.5:1 at December 31, 2006, and increased shareholders’ equity.

	Years Ended December 31,
(In thousands, except per share data)	2006	2005	2004	2003	2002

Income Statement Data:
Revenues:
Electronic payment processing services	$989,062	869,785	759,544	682,850	594,356
Merchant acquiring services	260,275	237,418	26,169	24,966	23,520
Other services	185,096	182,587	170,906	120,485	106,087

Revenues before reimbursable items	1,434,433	1,289,790	956,619	828,301	723,963
Reimbursable items	352,738	313,141	230,389	225,165	231,170

Total revenues	1,787,171	1,602,931	1,187,008	1,053,466	955,133

Expenses:
Salaries and other personnel expense	522,256	462,217	361,532	326,568	300,240
Net occupancy and equipment expense	317,916	283,955	240,424	206,313	174,883
Other operating expenses	237,179	256,489	152,449	104,841	91,168

Expenses before reimbursable items	1,077,351	1,002,661	754,405	637,722	566,291
Reimbursable items	352,738	313,141	230,389	225,165	231,170

Total expenses	1,430,089	1,315,802	984,794	862,887	797,461

Operating income	357,082	287,129	202,214	190,579	157,672
Nonoperating income	14,772	4,798	2,077	3,790	5,614

Income before income taxes, minority interest and equity in income of equity investments	371,854	291,927	204,291	194,369	163,286
Income taxes	126,182	103,286	77,210	70,868	57,908

Income before minority interest and equity in income of equity investments	245,672	188,641	127,081	123,501	105,378
Minority interests in subsidiaries’ net income	(752)	(256)	(259)	(338)	(154)
Equity in income of equity investments	4,243	6,135	23,736	17,810	20,581

Net income	$249,163	194,520	150,558	140,973	125,805

Basic earnings per share (EPS)	$1.27	0.99	0.76	0.72	0.64

Diluted EPS	$1.26	0.99	0.76	0.71	0.64

Cash dividends declared per share	$0.270	0.220	0.140	0.078	0.068

Weighted average common shares outstanding	196,744	197,145	196,847	196,830	197,017

Weighted average common and common equivalent shares outstanding	197,077	197,345	197,236	197,438	197,497

	At December 31,
(In thousands)	2006	2005	2004	2003	2002

Balance Sheet Data:
Total assets	$1,634,241	1,410,897	1,281,943	1,001,236	779,493
Working capital	448,929	235,277	176,291	126,267	148,623
Obligations under capital leases, excluding current portion	3,625	3,555	4,508	29,748	67
Shareholders’ equity	1,217,360	1,012,772	864,612	732,534	602,206

Financial Overview

Total System Services, Inc.’s (TSYS’ or the Company’s) revenues are derived from providing electronic payment processing and related services to financial and nonfinancial institutions, generally under long-term processing contracts. TSYS’ services are provided primarily through the Company’s cardholder systems, TS2 and TS1, to financial institutions and other organizations throughout the United States and internationally. The Company currently offers merchant acquiring services to financial institutions and other organizations mainly through its majority owned subsidiary, GP Network Corporation (GP Net), and its wholly owned subsidiary, TSYS Acquiring Solutions, L.L.C. (TSYS Acquiring).

Due to the somewhat seasonal nature of the credit card industry, TSYS’ revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth or declines in card portfolios of existing clients, the conversion of cardholder accounts of new clients to the Company’s processing platforms and the loss of cardholder accounts impact the results of operations from period to period. Another factor which may affect TSYS’ revenues and results of operations from time to time is consolidation in either the financial services or retail industries either through the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another third-party processor. A change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS’ financial position, results of operations and cash flows in the future.

A significant amount of the Company’s revenues is derived from long-term contracts with large clients, including certain major customers. Processing contracts with large clients, representing a significant portion of the Company’s total revenues, generally provide for discounts on certain services based on the size and activity of clients’ portfolios. Therefore, electronic payment processing revenues and the related margins are influenced by the client mix relative to the size of client card portfolios, as well as the number and activity of individual cardholder accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a change in client mix toward larger clients. With the deconversion of certain account portfolios in 2006, TSYS expects its client mix to be less dependent upon large clients.

With the purchase of TSYS Card Tech, Ltd. (TSYS Card Tech) on July 11, 2006, the Company began offering server-based software license arrangements, consulting and implementation services and maintenance agreements, as well as processing services, for comprehensive TSYS electronic payment processing and merchant acquiring capabilities worldwide. New software license revenue is generally recognized together with the associated services based on contract accounting using either the percentage-of completion or completed-contract method, provided that vendor specific objective evidence (VSOE) exists with respect to any undelivered element, which is generally the maintenance agreement. Maintenance and processing revenues are recognized ratably over the terms of their respective contracts. Revenue from third party software and hardware sales is recognized when all revenue recognition criteria have been met.

Based upon available market share data that includes cards processed in-house, the Company believes that in 2006 it held a 39% share of the domestic consumer credit card processing market; an 86% share of the Visa and MasterCard domestic commercial card processing market; and a 14% share of the domestic retail card processing market. The Company believes TSYS Acquiring remains the second-largest processor of merchant accounts and processes transactions for an approximately 20% market share of all bankcard accepting merchant locations in the United States. Despite the large client movement during 2006 and continuing industry consolidation, the Company expects to maintain its high market share in the commercial arena and increase its market share in domestic consumer credit card processing through 2007.

The Company provides services to its clients including processing consumer, retail, commercial, government services, stored value and debit cards. Below is a general description of each type of account:

Account type	Description

Consumer	Visa and MasterCard credit cards; American Express cards
Retail	Private label
Commercial	Purchasing cards, corporate cards and fleet cards for employees
Government services	Student loan processing accounts
Stored value	Prepaid cards, including loyalty incentive cards, health care cards, flexible spending cards and gift cards
Debit	On-line (PIN-based) and off-line (signature-based) accounts

The tables on pages 35 and 36 summarize TSYS’ accounts on file (AOF) information as of December 31, 2006, 2005 and 2004, respectively.

A summary of the financial highlights for the years ended December 31, 2006, 2005 and 2004, respectively, is provided below:

	Years Ended December 31,			Percent Change
(in millions, except per share data)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Revenues Before Reimbursables	$1,434.4	1,289.8	956.6	11.2%	34.8%
Total Revenues	1,787.2	1,602.9	1,187.0	11.5	35.0
Operating Income	357.1	287.1	202.2	24.4	42.0
Net Income	249.2	194.5	150.6	28.1	29.2
Basic EPS	1.27	0.99	0.76	28.3	29.0
Diluted EPS	1.26	0.99	0.76	28.3	29.1
Accounts on File	416.4	437.9	357.6	(4.9)	22.4

A summary of the financial highlights for 2006 include:

•	Continued to expand product and service offerings through acquisitions in 2006, 2005 and 2004. The impact of those acquisitions on consolidated total revenues for each of the years presented was $303.9 million in 2006, $269.5 million in 2005 and $9.0 million in 2004. The impact of those acquisitions on consolidated revenues before reimbursable items for each of the years presented was $257.5 million in 2006, $230.0 million in 2005 and $8.3 million in 2004. The impact of those acquisitions on consolidated total expenses for each of the years presented was $251.8 million in 2006, $221.4 million in 2005 and $9.8 million in 2004. The impact of those acquisitions on consolidated expenses before reimbursable items for each of the years presented was $205.4 million in 2006, $181.9 million in 2005 and $9.0 million in 2004.

•	Generated cash flows from operating activities of $385.8 million in 2006, compared to $240.6 million in 2005 and $367.9 million in 2004.

•	Approved a quarterly cash dividend in May 2006 of $0.07 per share, an increase of 16.7% from the previous dividend rate. TSYS has increased its dividend payment for seven consecutive years.

Significant highlights for 2006 include:

Corporate

•	Announced that its Board of Directors approved a share repurchase plan to purchase up to 2 million shares of the Company’s stock.

Domestic

•	Converted the vast majority of the Capital One Financial Corporation (Capital One) account portfolio onto its TS2 platform. In a related transaction, Capital One became the first client on the new TSYS Loyalty Platform (TLP), and is currently processing loyalty transactions on this industry-leading platform.

•	Converted accounts for The Toronto-Dominion Bank, known as TD Bank Financial Group, and is providing a range of processing and support services for its consumer and commercial credit card accounts.

•	Reached a long-term agreement with Wachovia Corporation to provide core-processing and other related services in support of their re-entry into the consumer credit-card line of business.

•	Renewed its multi-year agreement to provide CompuCredit Corp. of Atlanta, Ga., one of the nation’s largest credit card providers, processing and related services for its portfolio of cardholder accounts.

•	Deconverted the Sears consumer MasterCard and private-label accounts in June 2006, as well as deconverted the Bank of America consumer card portfolio in October 2006.

International

•	Announced Toyota Finance Corporation (Toyota Finance) as TSYS’ first processing relationship in Japan. TSYS now supports a new co-branded Visa offered by Toyota Finance and Nikko Cordial Securities. Through this relationship, TSYS provides multi-currency and multi-function support for cardholders with domestic and overseas transactions, making it the first product of its kind in Japan.

•	Announced a new relationship in Japan with United Cinemas Co. to process its new Cinema Gift Card, a prepaid product.

•	Increased its equity interest in China UnionPay Data Services Co., Ltd (CUP Data), to 44.56%.

•	Continued expansion of TSYS’ global footprint with the acquisition of London-based Card Tech, Ltd., now known as TSYS Card Tech, for an aggregate consideration of approximately $59.3 million. The acquisition enables TSYS to offer more technology choices with the right combination of scale and functionality that are attractive to small, medium and large banks in global emerging markets.

•	Acquired majority control of a call center business to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The new business is named TSYS Managed Services EMEA, Ltd. (TSYS Managed Services).

•	Entered into an agreement with the No. 1 card issuer in The Netherlands, Rabobank, to process its consumer-credit portfolio. The multi-stage conversion of Rabobank’s accounts is scheduled to conclude in the second quarter of 2007, making the Company the leading credit-card processor in The Netherlands.

Merchant Acquiring

•	Announced plans with Discover Financial Services for TSYS Acquiring to integrate clearing and settlement processing for Discover Network card acceptance into its offering for merchant acquirers and independent sales organizations.

•	Signed several new clients, as well as renewed long-term agreements with five of its top 20 clients, including Heartland Payment Systems, one of the nation’s largest merchant acquirers.

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

Critical Accounting Policies and Estimates

TSYS’ financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to gain a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed.

Refer to Note 1 in the consolidated financial statements for more information on the Company’s basis of presentation and a summary of significant accounting policies.

Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations are listed in the Company’s forward-looking statements on pages 49 and 50. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Management believes that the following accounting policies are the most critical to fully understand and evaluate the Company’s results. Within each critical policy, the Company makes estimates that require management’s subjective or complex judgments about the effects of matters that are inherently uncertain.

A summary of the Company’s critical accounting estimates applicable to all three reportable operating segments follows:

Impact if Actual Results
Critical Estimates	Assumptions and Judgment	Differ from Assumptions

ACCOUNTS RECEIVABLE
The Company estimates the allowances for doubtful accounts.	When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior experience with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company’s large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts.
If the actual collectibility of clients’ accounts is not consistent with the Company’s estimates, bad debt expense, which is recorded in other operating expenses, may be materially different than was initially recorded.

The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

The Company estimates allowances for billing adjustments for potential billing discrepancies.	When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes.
If the actual adjustments to client’s billing is not consistent with the Company’s estimates, billing adjustments, which is recorded as a reduction of revenues in the Company’s consolidated statements of income, may be materially different than was initially recorded.

The Company’s experience and extensive data accumulated historically has indicated that these estimates have proven reliable over time.

REVENUE RECOGNITION
The Company estimates revenue for service billings not yet invoiced.	Since it invoices clients for processing services monthly in arrears, the Company estimates revenues for one month of service billings not yet invoiced.	If actual client revenue billing is not consistent with the Company’s estimates, processing revenues may be materially different than was initially recorded.

The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

Impact if Actual Results
Critical Estimates	Assumptions and Judgment	Differ from Assumptions

ASSET IMPAIRMENT
Analysis of potential asset impairment involves various estimates and assumptions:
Contract Acquisition Costs
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management
The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates.

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed or diminished prospects for current clients.

If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

Note 7 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company’ s Consolidated Balance Sheets as of December 31, 2006 was $167.4 million.

Software Development Costs
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made.
If the actual cash flows are not consistent with the Company’s estimates, a material write-off may result and net income may be materially different than was initially recorded.

Note 5 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company’ s Consolidated Balance Sheets as of December 31, 2006 was $71.9 million.

Impact if Actual Results
Critical Estimates	Assumptions and Judgment	Differ from Assumptions

Goodwill
In evaluating for impairment, discounted net cash flows for future periods are estimated by management.
Under Statement of Financial Accounting Standards No. 142, goodwill is required to be tested for impairment annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value.

Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management.

If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

Note 8 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company’s Consolidated Balance Sheets as of December 31, 2006 was $133.3 million.

Long-lived Assets and Intangibles
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.	The Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.	If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

Impact if Actual Results
Critical Estimates	Assumptions and Judgment	Differ from Assumptions

TRANSACTION PROCESSING PROVISIONS
The Company records estimates to accrue for contract contingencies (performance penalties) and processing errors.	A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones and known processing errors not covered by insurance.
If the actual performance penalties incurred are not consistent with the Company’s estimates, performance penalties and processing errors, which is recorded in other operating expenses, may be materially different than was initially recorded.

The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

INCOME TAXES
In calculating the effective tax rate, the Company makes decisions regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions. The Company makes estimates as to the amount of deferred tax assets and liabilities and records valuation allowances to reduce its deferred tax assets to reflect the amount that is more likely than not to be realized.
The Company has various tax filing positions, including the timing and amount of deductions and credits, the establishment of reserves for audit matters and the allocation of income among various tax jurisdictions.

The Company considers projected future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance.
Actual results may differ from the Company’s estimates. If the Company realizes a deferred tax asset or the Company was unable to realize a net deferred tax asset, an adjustment to the deferred tax asset would increase or decrease earnings, respectively, in the period the difference is recognized.

Related Party Transactions

The Company provides electronic payment processing and other services to its parent company, Synovus Financial Corp. (Synovus) and its affiliates, and to the Company’s equity investment, Total System Services de México, S.A. de C.V. (TSYS de México). On March 1, 2005, the Company acquired the remaining 50% interest in TSYS Acquiring. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring. Prior to acquiring control, the Company had an equity investment in TSYS Acquiring with Visa U.S.A. (Visa) and used the equity method of accounting to record its 50% ownership in the equity investment. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by TSYS Acquiring, provides processing services to TSYS Acquiring.

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

At December 31, 2006, Columbus Bank and Trust Company (CB&T), a wholly owned subsidiary of Synovus, owned 159.6 million shares (81.1%) of TSYS’ common stock.

Line of Credit

On June 30, 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The line was an automatic draw-down facility. The interest rate for the line of credit was the London Interbank Offered Rate (LIBOR) plus 150 basis points. In addition, there was a charge of 15 basis points on any funds unused. The line of credit was unsecured debt and included covenants requiring the Company to maintain certain minimum financial ratios. The Company used the facility occasionally, borrowing and repaying approximately $48.1 million during 2005. At

December 31, 2005, TSYS did not have an outstanding balance on the line of credit and was in compliance with all covenants. The line of credit expired on June 30, 2006.

In addition, TSYS maintains another unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2006 or 2005.

Balance Sheets

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $241.0 million and $152.6 million at December 31, 2006 and 2005, respectively.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2006 and 2005, the Company had restricted cash balances of $5.0 million and $4.1 million, respectively, on deposit with Synovus affiliates.

At December 31, 2006 and 2005, TSYS had dividends payable of $11.2 million and $9.6 million, respectively, associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, and TSYS de México. At December 31, 2006 and 2005, the Company had accounts receivable balances of $34,000 and $92,000, respectively, associated with related parties. At December 31, 2006 and 2005, the Company had accounts payable balances of $0.1 million and $0.1 million, respectively, associated with related parties. At December 31, 2006 and 2005, the Company had an accrued current liability to related parties of $47,000 and $344,000, respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company’s equity method investment, TSYS de México.

The table below summarizes revenues derived from affiliated companies for the years ended December 31, 2006, 2005 and 2004. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

(In thousands)	2006	2005	2004

Electronic payment processing services	$5,088	4,998	4,919
Merchant acquiring services	—	2,378	13,786
Other services	7,765	7,024	6,219
Reimbursable items	1,839	3,005	9,617

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below summarizes expenses associated with affiliated companies for the years ended December 31, 2006, 2005 and 2004 by expense category. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

(In thousands)	2006	2005	2004

Salaries and other personnel expense	$1,070	588	787
Net occupancy and equipment expense	(1,000)	(882)	(709)
Other operating expenses	9,570	8,433	8,906

Nonoperating Income

The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties for the years ended December 31, 2006, 2005 and 2004.

(In thousands)	2006	2005	2004

Interest income from Synovus affiliate banks	$7,540	2,828	967
Interest expense paid to Synovus affiliate banks	—	37	—

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $41.5 million, $31.9 million and $19.2 million in 2006, 2005 and 2004, respectively. TSYS received cash dividends from its equity method equity investments of approximately $2.4 million, $1.7 million and $35.9 million in 2006, 2005 and 2004, respectively.

Stock Options

Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2006, 2005 and 2004 as follows:

(In thousands, except per share data)	2006	2005	2004

Number of shares under options	305	697	710
Weighted average exercise price	$27.67	28.71	26.00

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

Off-Balance Sheet Arrangements

OPERATING LEASES:  As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment, software and facilities. These leases allow the Company to provide the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the balance sheet. Refer to Note 17 in the consolidated financial statements for further information on operating lease commitments.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal periods beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 157 on its financial position, results of operations and cash flows to be material.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

FIN 48 provides a two-step process in the evaluation of a tax position. The first step is recognition. The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the impact of adopting FIN 48 on its financial position, results of operations and cash flows to be material.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 (FSP No. AUG AIR-1), “Accounting for Planned Major Maintenance Activities.” FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim reporting periods. The accrue-in-advance method of accounting causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. FSP No. AUG AIR-1 is effective for fiscal periods beginning after December 15, 2006. The Company does not expect the impact of adopting FSP No. AUG AIR-1 on its financial position, results of operations and cash flows to be material.

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-3 (EITF 06-3), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” This guidance requires disclosure of the accounting policy for any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction (i.e., sales, use, value added) on a gross (included in revenues and costs) or net (excluded from revenues) basis. If taxes are reported on a gross basis, an entity is required to disclose the amounts of those taxes for each period for which an income statement is presented, if material. EITF 06-3 is effective for fiscal periods beginning after December 15, 2006. The Company does not expect the impact of adopting EITF 06-3 on its financial position, results of operations and cash flows to be material.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-4 (EITF 06-4), “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” EITF 06-4 requires an employer to recognize a liability for future benefits based on the substantive agreement with the employee. EITF 06-4 requires a company to use the guidance prescribed in FASB Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and Accounting Principles Board Opinion No. 12, “Omnibus Opinion,” when entering into an endorsement split-dollar life insurance agreement and recognizing the liability. EITF 06-4 is effective for fiscal periods beginning after December 15, 2007. The Company is currently evaluating the impact of adopting EITF 06-4 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-5 (EITF 06-5), “Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4.” EITF 06-5 requires that a determination of the amount that could be realized under an insurance contract should (1) consider any additional amounts beyond cash surrender value included in the contractual terms of the policy and (2) be based on an assumed surrender at the individual policy or certificate level, unless all policies or certificates are required to be surrendered as a group. EITF 06-5 is effective for fiscal periods beginning after December 15, 2006. The Company is currently evaluating the impact of adopting EITF 06-5 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data presented on page 21:

	Percentage of
	Total Revenues
	Years Ended			Percentage Change in
	December 31,			Dollar Amounts
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Revenues:
Electronic payment processing services	55.3%	54.3	64.0	13.7%	14.5%
Merchant acquiring services	14.6	14.8	2.2	9.6	nm
Other services	10.4	11.4	14.4	1.4	6.8

Revenues before reimbursable items	80.3	80.5	80.6	11.2	34.8
Reimbursable items	19.7	19.5	19.4	12.6	35.9

Total revenues	100.0	100.0	100.0	11.5	35.0

Expenses:
Salaries and other personnel expense	29.2	28.8	30.5	13.0	27.8
Net occupancy and equipment expense	17.8	17.7	20.3	12.0	18.1
Other operating expenses	13.3	16.1	12.8	(7.5)	68.2

Expenses before reimbursable items	60.3	62.6	63.6	7.4	32.9
Reimbursable items	19.7	19.5	19.4	12.6	35.9

Total expenses	80.0	82.1	83.0	8.7	33.6

Operating income	20.0	17.9	17.0	24.4	42.0
Nonoperating income	0.8	0.3	0.2	nm	nm

Income before income taxes, minority interest and equity in income of equity investments	20.8	18.2	17.2	27.4	42.9
Income taxes	7.1	6.5	6.5	22.2	33.8

Income before minority interest and equity in income of equity investments	13.7	11.7	10.7	30.2	48.4
Minority interests in consolidated subsidiaries’ net income	(0.0)	(0.0)	(0.0)	nm	(1.1)
Equity in income of equity investments	0.2	0.4	2.0	(30.8)	(74.2)

Net income	13.9%	12.1	12.7	28.1	29.2

nm = not meaningful

Results of Operations

Revenues

Total revenues increased 11.5%, or $184.2 million, for the year ended December 31, 2006, compared to the year ended December 31, 2005, which increased 35.0%, or $415.9 million, compared to the year ended December 31, 2004. The increases in revenues for 2006 and 2005 include an increase of $2.1 million and a decrease of $1.2 million, respectively, related to the effects of currency translation of its foreign-based subsidiaries and branches. Excluding reimbursable items, revenues increased 11.2%, or $144.6 million, for the year ended December 31, 2006, compared to the year ended December 31, 2005, which increased 34.8%, or $333.2 million, compared to the year ended December 31, 2004. The Company continued to expand its product and service offerings through acquisitions in 2006, 2005 and 2004. The impact of those acquisitions on consolidated total revenues for each of the years presented was $303.9 million in 2006, $269.5 million in 2005 and $9.0 million in 2004.

International Revenue

TSYS provides services to its clients worldwide and plans to continue to expand its service offerings internationally in the future. TSYS’ international revenues are generated by TSYS and its consolidated entities. With the acquisition of TSYS Card Tech in 2006, TSYS has extended its geographic reach into Asia Pacific, Europe, the Middle East and Africa, and as such, has increased its international revenues. Total revenues from clients domiciled outside the United States for the years ended December 31, 2006, 2005 and 2004, respectively, are summarized below:

				Percent Change
(in millions)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Europe	$158.8	132.6	102.6	19.9%	29.2%
Canada	102.0	89.9	83.2	13.5	8.0
Japan	18.6	15.6	14.0	19.0	11.6
Mexico	12.3	7.6	11.2	60.8	(32.0)
Other	13.4	3.1	2.7	nm	14.3

Totals	$305.1	248.8	213.7	22.7	16.4

nm = not meaningful

The Company has two equity investments located in Mexico and China that are accounted for under the equity method of accounting. TSYS does not include the revenues of its equity investments in consolidated revenues.

Total revenues from clients based in Europe was $158.8 million for 2006, a 19.9% increase over the $132.6 million in 2005, which was a 29.2% increase over the $102.6 million in 2004. The growth in revenues in 2006 from clients based in Europe was a result of the growth of existing clients, the conversion of new accounts, the effect of currency translation and the increased use of value added products and services by clients in Europe.

Total revenues from clients based in Mexico was $12.3 million for 2006, a 60.8% increase over the $7.6 million in 2005, which was a 32.0% decrease from the $11.2 million in 2004. The growth in revenues in 2006 from clients based in Mexico was a result of the conversion of new accounts and the growth of existing clients. A Mexican client notified the Company of its intentions to utilize its internal global platform and deconverted in mid-2004. This client represented approximately 21% of TSYS’ revenues from Mexico prior to the deconversion. Management believes that Mexico remains a viable market and plans to continue providing processing services to its existing clients in Mexico, as well as, pursue additional business from potential clients based in Mexico.

International revenues for the year ended December 31, 2006 include revenues of approximately $13.1 million associated with TSYS Card Tech for several countries and regions, including Europe, Japan and Other.

On July 11, 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies, increasing TSYS’ electronic payment processing and merchant acquiring capabilities and extending its geographic reach to Asia Pacific, Europe, the Middle East and Africa. TSYS paid an aggregate consideration of approximately $59.3 million, including direct acquisition costs. Card Tech, Ltd. was established in 1989 and maintains service centers in London, England; Dubai, United Arab Emirates; Nicosia, Cyprus; and Kuala Lumpur, Malaysia. TSYS formed and/or acquired five companies in connection with the Card Tech, Ltd. acquisition, which the Company collectively refers to as TSYS Card Tech.

TSYS Card Tech’s software applications are utilized globally. TSYS Card Tech offers a server-based system with an established global footprint for comprehensive issuing and acquiring services. TSYS Card Tech offers products and services for installment loans, credit, debit, merchant acquiring and prepaid payment platforms in addition to fraud, risk management, authorizations, chargebacks, e-commerce and m-commerce solutions. TSYS Card Tech’s applications are browser-based, multilingual, multicurrency and multi-country (including double-byte-enabled).

TSYS Card Tech operates as a separate, wholly owned subsidiary of TSYS. Revenues associated with TSYS Card Tech are included in international — based support services for segment reporting purposes. Refer to Note 22 in the consolidated financial statements for further information on the acquisition of TSYS Card Tech.

Value Added Products and Services

The Company’s revenues are impacted by the use of optional value added products and services of TSYS’ processing systems. Value added products and services are optional features to which each client can choose to subscribe in order to potentially increase the financial performance of its portfolio. Value added products and services include: risk management tools and techniques, such as credit evaluation, fraud detection and prevention, and behavior analysis tools; and revenue enhancement tools and customer retention programs, such as loyalty programs and bonus rewards. These revenues can increase or decrease from period to period as clients subscribe to or cancel these services. Value added products and services are included primarily in electronic payment processing services revenue.

For the years ended December 31, 2006, 2005 and 2004, value added products and services represented 12.4%, 12.6% and 13.8%, respectively, of total revenues. Revenues from these products and services, which include some reimbursable items paid to third-party vendors, increased 9.7%, or $19.6 million, for 2006 compared to 2005, and increased 23.2%, or $38.0 million, for 2005 compared to 2004.

Major Customers

A significant amount of the Company’s revenues is derived from long-term contracts with large clients, including its major customers, one of which is Bank of America. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. With the acquisition of TSYS Acquiring on March 1, 2005, the Company’s revenues include revenues derived from providing merchant acquiring services to one of these clients, Bank of America. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring.

On January 25, 2005, the Company announced that it had extended its agreement with Bank of America for an additional five years through 2014. Additionally, on October 6, 2005, TSYS Acquiring announced the renewal of its agreement to provide merchant acquiring services to Bank of America.

On June 30, 2005, Bank of America announced its planned acquisition of MBNA. In December 2005, TSYS received official notification from Bank of America of its intent, pending its acquisition of MBNA, to shift the processing of its consumer card portfolio in house in October 2006. On January 1, 2006, Bank of America’s acquisition of MBNA was completed and in October 2006 TSYS deconverted the Bank of America consumer card portfolio. TSYS continues to provide commercial and small business card processing for Bank of America and MBNA, as well as merchant processing for Bank of America, according to the terms of the existing agreements for those services.

TSYS’ processing agreement with Bank of America provided that Bank of America could terminate its agreement with TSYS for consumer credit card services upon the payment of a termination fee, the amount of which was dependent upon several factors. This fee of approximately $68.9 million was received in October 2006 in conjunction with the Bank of America consumer card portfolio deconversion. In anticipation of the deconversion, TSYS accelerated the amortization of approximately $6 million in contract acquisition costs (comprised of $4 million of amortization related to payments for processing rights, which was recorded as a reduction of revenues, and $2 million of amortization expense related to conversion costs). The loss of Bank of America could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

In 2006, all relationships with Bank of America generated a combined total of $434.2 million in revenues, or 24.3% of total revenues. TSYS projects an annualized loss of approximately $243.3 million in revenues with the deconversion of the consumer card portfolio, or approximately 13.6% of total revenues in 2006. Excluding reimbursable items, TSYS projects an annualized reduction of approximately $143.8 million in revenues from the loss of the consumer card portfolio, which is approximately 10.0% of TSYS’ revenues before reimbursables in 2006.

Bank of America accounted for approximately 24.3%, 22.3% and 18.5% of total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. This amount consists of processing revenues for consumer, commercial and merchant acquiring services, as well as reimbursable items. Of the $434.2 million for the year ended December 31, 2006, approximately 29.8% was derived from Bank of America for reimbursable items. Bank of America accounted for approximately 21.2%, 17.8% and 14.9% of revenues before reimbursable items for the years ended December 31, 2006, 2005 and 2004, respectively. The majority of the increase in revenues derived from Bank of America for 2005, as compared to 2004, is the result of including TSYS Acquiring’s revenues for merchant acquiring services from Bank of America. With the deconversion of the consumer card portfolio in 2006, TSYS believes that revenues from Bank of America in 2007 will represent less than 10% of TSYS’ consolidated revenues.

On October 13, 2004, TSYS finalized a definitive agreement with JP Morgan Chase & Co (Chase) to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. Pursuant to the agreement, TSYS converted the consumer accounts of Chase to the modified version of TS2 in July 2005. TSYS expects to maintain the card-processing functions of Chase Card Services for at least two years. Chase Card Services then has the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-

house, under a perpetual license of a modified version of TS2 with a six-year payment term. TSYS expects that Chase will discontinue its processing agreement according to the original schedule and will license TSYS’ processing software in the third quarter of 2007.

Chase accounted for approximately 10.1%, 10.1% and 9.0% of total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The loss of Chase could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Refer to Note 20 in the consolidated financial statements for more information on major customers.

The Company works to maintain a large and diverse customer base across various industries. However, in addition to its major customers, the Company has other large clients representing a significant portion of its total revenues. The loss of any one of the Company’s large clients could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Accounts on File (AOF) Information (in millions)

				Percent Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

At December 31,	416.4	437.9	357.6	(4.9)%	22.4%
YTD Average	415.6	401.1	303.1	3.6	32.3

AOF by Portfolio Type

							Percent Change
At December 31,	2006	%	2005	%	2004	%	2006 vs. 2005	2005 vs. 2004

Consumer	262.7	63.0%	267.5	61.1%	203.3	56.9%	(1.8)%	31.5%
Retail*	55.3	13.3	87.0	19.9	93.6	26.2	(36.4)	(7.1)
Stored value*	40.7	9.8	26.9	6.1	11.9	3.3	51.5	nm
Commercial	32.1	7.7	30.1	6.9	25.6	7.2	6.5	17.7
Government services	21.2	5.1	18.8	4.3	16.3	4.6	12.7	15.4
Debit	4.4	1.1	7.6	1.7	6.9	1.8	(41.8)	10.5

Total	416.4	100.0%	437.9	100.0%	357.6	100.0%	(4.9)	22.4

*	Certain accounts previously classified as Retail have been reclassified as Stored Value to conform with the presentation adopted in 2006.

nm = not meaningful

AOF by Geographic Area

							Percent Change
At December 31,	2006	%	2005	%	2004	%	2006 vs. 2005	2005 vs. 2004

Domestic	348.5	83.7%	381.8	87.2%	308.2	86.2%	(8.7)%	23.9%
International	67.9	16.3	56.1	12.8	49.4	13.8	21.0	13.4

Total	416.4	100.0%	437.9	100.0%	357.6	100.0%	(4.9)	22.4

Activity in AOF

	2005 to 2006	2004 to 2005	2003 to 2004

Beginning balance	437.9	357.6	273.9
Internal growth of existing clients	36.6	40.8	36.9
New clients	91.2	51.8	49.1
Purges/Sales	(16.4)	(9.6)	(1.1)
Deconversions	(132.9)	(2.7)	(1.2)

Ending balance	416.4	437.9	357.6

Electronic Payment Processing Services

Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts. Due to the strong organic growth of TSYS clients and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow.

Electronic payment processing services revenues increased 13.7%, or $119.3 million, for the year ended December 31, 2006, compared to the year ended December 31, 2005, which increased 14.5%, or $110.2 million, compared to the year ended December 31, 2004. The impact of acquisitions on consolidated electronic payment processing services revenues for each of the years presented was $24.4 million in 2006, $19.6 million in 2005 and $8.2 million in 2004.

In March 2004, Bank of America acquired FleetBoston. In connection with the extended agreement with Bank of America, TSYS converted the FleetBoston card portfolio to TSYS’ processing system in March 2005.

In August 2005, TSYS finalized a five year definitive agreement with Capital One to provide processing services for its North American portfolio of consumer and small business credit card accounts. TSYS plans to complete the conversion of Capital One’s portfolio from its in house processing system to TS2 in phases, beginning in July 2006 and ending in early 2007. In October 2006, TSYS converted the vast majority of the Capital One portfolio onto its TS2 platform. TSYS expects to maintain the card processing functions of Capital One for at least five years. After a minimum of three years of processing with TSYS, the agreement provides Capital One the opportunity to license TS2 under a long-term payment structure.

In July 2003, Sears and Citigroup announced an agreement for the sale by Sears to Citigroup of the Sears credit card and financial services businesses. The TSYS/Sears agreement granted to Sears the one-time right to market test TSYS’ pricing and functionality after May 1, 2004, which right was exercised by Citigroup. In June 2005, TSYS announced that Citigroup would move the Sears consumer MasterCard and private-label accounts from TSYS in a deconversion that occurred in June 2006. During the year ended December 31, 2006, TSYS’ revenues from the agreement with Sears represented less than 10% of TSYS’ consolidated revenues. TSYS expects to continue supporting commercial card accounts for Citibank, as well as Citibank’s Banamex USA consumer accounts, according to the terms of the existing agreements for those portfolios.

On August 2, 2004, TSYS completed the acquisition of Clarity Payment Solutions, Inc. (Clarity) for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid. TSYS Prepaid is a provider of prepaid card solutions that utilize the Visa, MasterCard, EFT and ATM networks for Fortune 500 companies as well as domestic and international financial institutions. The Company believes the acquisition of TSYS Prepaid enhances TSYS’ processing services by adding enhanced functionality and distinct value differentiation for TSYS and its clients. TSYS Prepaid operates as a separate, wholly owned subsidiary of TSYS. Refer to Note 22 in the consolidated financial statements for further information on the acquisition of TSYS Prepaid.

Merchant Acquiring Services

Merchant acquiring services revenues are derived from providing acquiring solutions, related systems and integrated support services to financial institutions and other merchant acquirers. Revenues from merchant acquiring services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of retail market segments. Merchant acquiring services include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; merchant billing services; and point-of-sale equipment sales and service.

On March 1, 2005, TSYS acquired the remaining 50% of TSYS Acquiring, formerly operating as Vital Processing Services, L.L.C., from Visa for $95.8 million in cash, including direct acquisition costs of $794,000. TSYS Acquiring operates as a separate, wholly owned subsidiary of TSYS. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring’s balance sheet and results of operations. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring.

Revenues from merchant acquiring services are mainly generated by TSYS’ wholly owned subsidiary, TSYS Acquiring, and majority owned subsidiary, GP Net. Merchant acquiring services revenues increased 9.6%, or $22.9 million, for the year ended December 31, 2006, compared to the year ended December 31, 2005. Merchant acquiring services revenue for the years ended December 31, 2006, 2005 and 2004 were $260.3 million, $237.4 million and $26.2 million, respectively. The increase is completely attributable to the consolidation of TSYS Acquiring’s results effective March 1, 2005. Prior to the acquisition of TSYS Acquiring, TSYS’ revenues included fees TSYS charged to TSYS Acquiring for clearing and settlement processing support. The impact of acquisitions on consolidated merchant acquiring services revenues for each of the years presented was $229.9 million in 2006 and $209.3 million in 2005.

TSYS Acquiring’s results are driven by the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. TSYS Acquiring’s authorization and capture transactions are primarily through dial-up or Internet connectivity.

During 2006, TSYS Acquiring renewed long-term agreements with five of its top 20 clients, as well as signed several new clients. TSYS Acquiring also announced plans to integrate clearing and settlement processing for Discover Network card acceptance into its offering for merchant acquirers and independent sales organizations.

TSYS Acquiring also expanded its solution set during the year to include enhanced gift card, enhanced statements, new Internet-based reporting capabilities, contactless, merchant cash advance services and upgraded Dynamic Currency Conversion and multi-currency processing services.

Effective January 1, 2006, Golden Retriever Systems L.L.C. (Golden Retriever) became a wholly owned subsidiary of Enhancement Services Corporation (ESC). Also effective January 1, 2006, Merlin Solutions, L.L.C. (Merlin) became a wholly owned subsidiary of TSYS. Both entities were previously wholly owned subsidiaries of TSYS Acquiring and were reported under the merchant acquiring services segment. Revenues for Golden Retriever and Merlin continue to be reported as merchant acquiring services. Effective January 1, 2006, the financial results of the two entities were included in the domestic-based support services segment. The segment results for previous periods have been reclassified to reflect the change.

In December 2005, TSYS Acquiring closed its point of sale terminal direct distribution sales office in San Diego, CA, resulting in a decrease of approximately $13.3 million in revenue in 2006, as compared to 2005. TSYS Acquiring is also experiencing moderate market price compression as well as client deconversions.

Other Services

Revenues from other services consist primarily of revenues generated by TSYS’ wholly owned subsidiaries not included in electronic payment processing services or merchant acquiring services, as well as TSYS’ business process management services. These services include mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client service, collections and account solicitation services. TSYS provides clients, through its wholly owned subsidiary, Columbus Depot Equipment Company, with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. Through its wholly owned subsidiary Columbus Productions, Inc., TSYS provides full-service commercial printing services to TSYS clients and others. TSYS Total Debt Management, Inc. (TDM) provides recovery collections work, bankruptcy process management, legal account management and skip tracing. ESC provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States. TSYS Managed Services EMEA, Ltd. (TSYS Managed Services) provides specialized customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in electronic payment processing and merchant acquiring activities.

Revenues from other services increased $2.5 million, or 1.4%, in 2006, compared to 2005. In 2005, revenues from other services increased $11.7 million, or 6.8%, compared to 2004. Other services revenues increased primarily as a result of increased debt collection services performed by TDM, acquisitions and the revenues associated with ESC. The impact of acquisitions on consolidated other services revenues for each of the years presented was $3.2 million in 2006, $1.2 million in 2005 and $0.1 million in 2004.

In May 2006, TSYS’ collection subsidiary renegotiated a contract with its largest client. One of the provisions that was changed related to the handling of attorney fees and court costs. In reviewing the indicators set forth in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” TSYS met the indicators of “gross reporting,” specifically TSYS is the primary obligor and adds value as part of the service. Prior to the renegotiation, TSYS recognized $25.9 million, $32.1 million and $33.9 million of attorney fees and court costs for the years ended December 31, 2006, 2005 and 2004, respectively, as other services revenues. After the renegotiation, these fees and costs are now included in reimbursables.

On November 16, 2006, TSYS announced a joint venture with Merchants, a customer-contact company and a wholly owned subsidiary of Dimension Data, to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The new venture is called TSYS Managed Services and includes existing Merchants centers that comprise more than 200 seats in Milton Keynes, England, near London, and Barneveld, The Netherlands, near Amsterdam. TSYS Managed Services is expected to add future centers in other countries throughout Europe and in South Africa.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS’ international clients, and these services were characterized as reimbursable items. With the new agreement, these services will be characterized as other services revenues. TSYS Managed Services operates as a separate, majority owned subsidiary of TSYS. Revenues associated with TSYS Managed Services are included in international — based support services for segment reporting purposes. Refer to Note 22 in the consolidated financial statements for further information on TSYS Managed Services.

Reimbursable Items

As a result of the FASB’s EITF No. 01-14 (EITF 01-14), “Income Statement Characterization of Reimbursements Received for ’Out-of-Pocket’ Expenses Incurred,” the Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursement expense for which TSYS is reimbursed by clients is postage. Reimbursable items increased $39.6 million, or 12.6%, in 2006, as compared to 2005. Reimbursable items increased $82.8 million, or 35.9%, in 2005, as compared to 2004.

The Company’s revenues from reimbursable items are impacted by acquisitions. The impact of acquisitions on consolidated reimbursable items revenues for each of the years presented was $46.4 million in 2006, $39.5 million in 2005 and $0.8 million in 2004.

In connection with the renegotiated contract discussed in other services revenues, TSYS has recognized $20.2 million of attorney fees and court costs for the year ended December 31, 2006 as reimbursable items.

Operating Expenses

As a percentage of revenues, operating expenses decreased in 2006 to 80.0%, compared to 82.1% and 83.0% for 2005 and 2004, respectively. As a percentage of revenues, the decrease in expenses for the year ended December 31, 2006 and the decrease for the year ended December 31, 2005, include an increase of $1.1 million and a decrease of $1.3 million related to the effects of currency translation of the Company’s foreign based subsidiaries, branches and divisions, respectively. The impact of acquisitions on consolidated total expenses for each of the years presented was $251.8 million in 2006, $221.4 million in 2005 and $9.8 million in 2004. Operating expenses were $1,430.1 million in 2006, compared to $1,315.8 million in 2005 and $984.8 million in 2004.

Salaries and Other Personnel Expense

Summarized below are the major components of salaries and other personnel expense for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,			Percent Change
(In thousands)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Salaries	$386,881	351,013	281,378	10.2%	24.7%
Employee benefits	105,362	105,306	71,682	0.1	46.9
Nonemployee wages	43,861	36,061	15,656	21.6	130.3
Share-based compensation	9,157	1,137	—	nm	nm
Other	12,236	8,695	6,778	40.7	28.3
Less capitalized expenses	(35,241)	(39,995)	(13,962)	11.9	(186.5)

Totals	$522,256	462,217	361,532	13.0	27.8

nm = not meaningful

Salaries and other personnel expense increased 13.0% in 2006 over 2005, compared to 27.8% in 2005 over 2004. The impact of acquisitions on consolidated salaries and other personnel expenses for each of the years presented was $91.5 million in 2006, $64.4 million in 2005 and $3.3 million in 2004. In addition, the change in salaries and other personnel expense is associated with the normal salary increases and related benefits, offset by the level of employment costs capitalized as software development and contract acquisition costs. Salaries and other personnel expense include the accrual for performance-based incentive benefits, which includes salary bonuses, profit sharing and employer 401(k) expenses. For the years ended December 31, 2006, 2005 and 2004, the Company accrued $39.0 million, $48.1 million and $22.5 million, respectively, of performance-based incentives.

The Company’s salaries and other personnel expense is greatly influenced by the number of employees. Below is a summary of the Company’s employee data:

Employee Data:				Percent Change
(Full-time Equivalents)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

At December 31,	6,749	6,698	5,700	0.8%	17.5%
YTD Average	6,642	6,317	5,598	5.1	12.8

The majority of the increase in the number of employees in 2006 as compared to 2005 is a result of the acquisitions of TSYS Card Tech and TSYS Managed Services, which added 265 employees. The majority of the increase in the number of employees in 2005 as compared to 2004 is a result of the acquisition of TSYS Acquiring.

The Company maintains share-based employee compensation plans for purposes of incenting and retaining employees. In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised) (SFAS No. 123R), “Share-Based Payment,” which the Company adopted on January 1, 2006. SFAS No. 123R requires the Company to recognize compensation expense for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards. Refer to Note 14 in the consolidated financial statements for more information on share-based compensation.

Share-based compensation expenses include the impact of expensing the fair value of stock options in 2006, as well as expenses associated with nonvested shares. For the year ended December 31, 2006, share-based compensation was $9.2 million, compared to $1.1 million for the same period in 2005.

Net Occupancy and Equipment Expense

Summarized below are the major components of net occupancy and equipment expense:

	Years Ended December 31,			Percent Change
(In thousands)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Depreciation and amortization	$135,137	108,491	81,256	24.6%	33.5%
Equipment and software rentals	109,427	96,487	88,742	13.4	8.7
Repairs and maintenance	47,721	46,014	39,435	3.7	16.7
Impairment of developed software	—	3,619	10,059	(100.0)	(64.0)
Other	25,631	29,344	20,932	(12.6)	40.2

Totals	$317,916	283,955	240,424	12.0	18.1

Net occupancy and equipment expense increased 12.0% in 2006 over 2005, compared to 18.1% in 2005 over 2004. The impact of acquisitions on consolidated net occupancy and equipment expenses for each of the years presented was $35.7 million in 2006, $24.6 million in 2005 and $1.0 million in 2004.

Depreciation and amortization expense increased $26.6 million, or 24.6%, to $135.1 million for the year ended December 31, 2006, compared to $108.5 million for the year ended December 31, 2005, which increased $27.2 million, or 33.5%, from $81.3 million for the year ended December 31, 2004. Amortization expense of licensed computer software increased by $21.7 million, or 40.8%, in 2006 over 2005 as the Company expanded its processing capacity. Amortization expense of licensed computer software increased by $15.6 million in 2005 compared to 2004. The Company has certain license agreements requiring increased license fees based upon achieving certain thresholds of processing capacity commonly referred to as millions of instructions per second or MIPS. These licenses are amortized using a units-of-production basis. As a result of the deconversions scheduled during 2006 and 2007, TSYS’ total future MIPS are expected to decline, resulting in an increase in software amortization for the periods prior to the deconversion dates. As it converted the vast majority of the Capital One portfolio, TSYS was operating at its highest production capacity in the Company’s history. This capacity level was designed to maintain the service processing needs of all clients and was reduced as certain clients deconverted in October 2006. Amortization expense of developed software increased $327,000 for the year ended December 31, 2006, as compared to the prior period in 2005, as a result of some of the Company’s developed software becoming available for use in 2006 and being amortized. Amortization expense of developed software decreased $750,000 for the year ended December 31, 2005, as compared to the prior period in 2004, as a result of some of the Company’s developed software becoming fully amortized during 2005 and 2004. As a result of the deconversion of a consumer portfolio in October 2006, the Company accelerated the amortization of a mainframe software operating system dedicated solely to the processing of the deconverted portfolio. The acceleration resulted in an increase of approximately $11.0 million in software amortization and related prepaid maintenance in 2006.

Through December 2004, the Company invested a total of $6.3 million in developing its Integrated Payments (IP) Platform supporting the on-line and off-line debit and stored value markets. IP Platform would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for on-line debit processing.

Development relating specifically to the IP on-line debit platform primarily consisted of a third party software solution. During the first quarter of 2005, the Company evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of TSYS Acquiring and debit alternatives now available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized an impairment charge in net occupancy and equipment expense of approximately $3.1 million related to this asset during the first quarter of 2005. The impairment charge is reflected in the domestic-based support services segment. As of December 31, 2006, the Company has $0.5 million capitalized, net of amortization, related to this asset. In September 2005, TSYS also recognized an impairment loss on developed software of $482,000.

During 2004, the Company decided to change its approach for entry into the Asia-Pacific market. As a result, the Company recognized a $10.1 million charge to net occupancy and equipment expense for the write-off of the double-byte software development project. The $10.1 million impairment charge is reflected in the domestic-based support services segment.

TSYS’ equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $109.4 million for the year ended December 31, 2006, an increase of $12.9 million, or 13.4%, compared to $96.5 million for the year ended December 31, 2005, an increase of $7.8 million, or 8.7%, compared to $88.7 million for the year ended December 31, 2004. The Company’s equipment and software rentals increased for 2006, as compared to 2005, as a result of software licenses that are leased under processing capacity or MIPS agreements, as well as increased equipment expenses associated with providing additional capacity for the Capital One portfolio conversions.

Other Operating Expenses

Summarized below are the major components of other operating expenses for the years ended December 31, 2006, 2005 and 2004:

	Years Ended December 31,			Percent Change
(in thousands)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

Third-party data processing services	$39,783	42,743	5,493	(6.9)%	nm %
Supplies and stationery	26,803	28,947	25,215	(7.4)	14.8
Court costs associated with debt collection services	25,935	32,117	33,930	(19.2)	(5.3)
Professional advisory services	23,412	25,991	11,457	(9.9)	126.8
Travel and business development	20,208	16,692	11,958	21.1	39.6
Amortization of conversion costs	17,840	15,920	11,540	12.1	38.0
Terminal deployment costs	12,304	24,867	—	(50.5)	nm
Transaction processing provisions	10,981	7,397	9,878	48.4	(25.1)
Management fees	9,040	8,272	8,659	9.3	(4.3)
Amortization of acquisition intangibles	5,108	3,205	1,458	59.4	119.8
Bad debt (recoveries) expense	(164)	3,482	(1,086)	nm	nm
Other	45,929	46,856	33,947	(2.0)	38.0

Totals	$237,179	256,489	152,449	(7.5)	68.2

nm = not meaningful

Other operating expenses decreased 7.5% in 2006 compared to 2005, and increased 68.2% in 2005 compared to 2004. The impact of acquisitions on consolidated other operating expenses for each of the years presented was $78.3 million in 2006, $92.8 million in 2005 and $4.7 million in 2004. The decrease of the impact of acquisitions for other operating expenses between 2006 and 2005 is the result of the closing of TSYS Acquiring’s point of sale terminal direct distribution sales office at the beginning of 2006. Other operating expenses were also impacted by the court costs associated with a debt collection arrangement, amortization of contract acquisition costs and the provision for transaction processing accruals. Amortization of contract acquisition costs associated with conversions was $17.8 million, $15.9 million and $11.5 million in 2006, 2005 and 2004, respectively.

Other operating expenses also include, among other things, costs associated with delivering merchant acquiring services, professional advisory fees, charges for processing errors, contractual commitments and bad debt expense. Management’s evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in transaction processing provisions and charges for bad debt expense are reflected in other operating expenses. For 2006, 2005 and 2004, transaction processing provisions were $11.0 million, $7.4 million and $9.9 million, respectively. For the years ended December 31, 2006 and 2005, the Company had recoveries of bad debt expense of $164,000 and provisions for bad debt expense of $3.5 million, respectively, and for the year ended December 31, 2004, the Company had recoveries of bad debt expense of $1.1 million.

Operating Income

Operating income increased 24.4% to $357.1 million in 2006, compared to $287.1 million in 2005, which was an increase of 42.0% over 2004 operating income of $202.2 million. The operating income margin increased to 20.0% in 2006, compared to 17.9% and 17.0% in 2005 and 2004, respectively. The increase in operating margin for 2006 was the result of the Bank of America deconversion fee, offset by the acceleration of the associated amortization of contract acquisition costs and software amortization. The margin for 2005 increased when compared to the same period in 2004 mainly as a result of the consolidated results of TSYS Acquiring, and increased revenues and benefits associated with increased operating leverage. Operating income margin in 2004 was primarily impacted by the impairment charge for the double-byte project, increases in the accrual for performance-based incentive benefits, and the decrease in revenues from clients in Mexico.

The Company’s operating profit is impacted by the acquisition of TSYS Acquiring. Prior to acquiring control, TSYS accounted for its investment in TSYS Acquiring using the equity method of accounting. Only TSYS’ share of TSYS Acquiring’s earnings was included in TSYS’ net income. After acquiring control of TSYS Acquiring, TSYS began consolidating TSYS Acquiring’s results of operations. By consolidating the results of TSYS Acquiring, the impact will increase operating profit as compared to periods that TSYS used the equity method of accounting.

Nonoperating Income (Expense)

Nonoperating income consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income increased in 2006 and 2005, as compared to 2005 and 2004, respectively, primarily due to the increase in interest income. Interest income for 2006 was $14.1 million, a 134.8% increase compared to $6.0 million in 2005, which was a 110.5% increase compared to $2.9 million in 2004. The variation in interest income is primarily attributable to the fluctuations in the cash available for investment and higher short-term interest rates.

In connection with the acquisitions of TSYS Card Tech and TSYS Managed Services, the Company loaned $61.8 million to its UK operation as an intercompany loan. The financing requires the unit to repay the loan in US dollars. The functional currency of the European operations is the British Pound Sterling (BPS). As the Company translates the European financial statements into US dollars, the translated balance of the financing (liability) is adjusted upward or downward to match the US-dollar obligation (receivable) on the Company’s financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation. As a result of the financing, the Company recorded a foreign currency translation gain on the Company’s financing arrangement with its European operations during 2006 of $3.8 million. The balance of the financing at December 31, 2006 was approximately $61.8 million.

In October 2006, the Company provided financing of approximately $2.1 million to its operation in Japan through an intercompany loan. The financing requires the unit to repay the arrangement in US dollars. The functional currency of the operation in Japan is the Japanese Yen. As the Company translates the Japanese financial statements into US dollars, the translated balance of the financing (liability) is adjusted upward or downward to match the US-dollar obligation (receivable) on the Company’s financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation. As a result of the financing, the Company recorded a foreign currency translation loss on the Company’s financing arrangement with its Japanese operations during 2006 of $31,000. The balance of the financing at December 31, 2006 was approximately $2.1 million.

The Company records foreign currency translation adjustments on foreign-denominated balance sheet accounts. The Company maintains several cash accounts denominated in foreign currencies, primarily in Euros and BPS. As the Company translates the foreign-denominated cash balances into US dollars, the translated cash balance is adjusted upward or downward depending upon the foreign currency exchange movements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company’s statements of income. As those cash accounts have increased, the upward or downward adjustments have increased. The Company recorded a translation loss of approximately $1.7 million for the year ended December 31, 2006 related to the translation of cash accounts.

The balance of the Company’s foreign-denominated cash accounts subject to risk of translation gains or losses at December 31, 2006 was approximately $32.8 million, the majority of which is denominated in Euros.

Income Taxes

Income tax expense was $126.2 million, $103.3 million and $77.2 million in 2006, 2005 and 2004, respectively, representing effective income tax rates of 33.8%, 34.9% and 34.2%,

respectively. The calculation of the effective tax rate includes minority interest in consolidated subsidiaries’ net income and equity in income of equity investments in pretax income.

In the fourth quarter of 2006, the United States Congress passed legislation extending various tax credits including a credit for Research and Experimentation Credits for the tax year. As a result of this legislation, the Company reduced tax expense for 2006 by approximately $1.1 million.

In July 2006, TSYS changed the structure of its European operation from a branch structure to a statutory structure that will facilitate continued expansion in the European region. TSYS adopted the permanent reinvestment exception under Accounting Principles Board Opinion No. 23 (APB 23) “Accounting for Income Taxes — Special Areas,” with respect to future earnings of certain foreign subsidiaries. As a result, TSYS now considers foreign earnings related to these foreign operations to be permanently reinvested.

The new statutory structure provides TSYS with marketing and personnel hiring advantages when compared to the former branch office, as well as providing TSYS with certain U.S. and U.K. tax benefits. As a result of the new structure, TSYS reduced previously established tax reserves that would no longer be required under the new structure in the amount of $5.6 million in the third quarter of 2006. In the third quarter of 2006, TSYS also reassessed its contingencies for federal and state exposures, which resulted in an increase in tax contingency amounts by approximately $1.5 million.

During the first quarter of 2006, TSYS received notices of proposed adjustments relating to taxes due for the years 2000 through 2003. As a result, TSYS recorded a reduction in previously recorded income tax liabilities of $1.7 million which reduced income tax expense for the first quarter of 2006.

TSYS’ increase in its effective income tax rate for 2005 was primarily due to the result of changes in tax credits expected to be realized and reduction in foreign tax credits.

Equity in Income of Equity Investments

TSYS’ share of income from its equity in equity investments was $4.2 million, $6.1 million and $23.7 million for 2006, 2005 and 2004, respectively. The decrease for 2005 is the result of TSYS’ purchase of the remaining 50% of TSYS Acquiring on March 1, 2005 and the subsequent inclusion of TSYS Acquiring’s operating results in TSYS’ statements of income. Refer to Note 22 in the consolidated financial statements for further information on TSYS’ acquisition of TSYS Acquiring.

Total System Services de México, S.A. de C.V.

The Company has an equity investment with a number of Mexican banks and records its 49% ownership in the equity investment using the equity method of accounting. The operation, TSYS de México, prints statements and provides card-issuing support services to the equity investment clients.

During 2006, the Company’s equity in income of equity investments related to TSYS de México was $3.4 million, a 18.5% increase, or $524,000, compared to $2.8 million in 2005, which was a 62.9% increase, or $1.1 million, compared to $1.7 million in 2004.

TSYS pays TSYS de México a processing support fee for certain client relationship and network services that TSYS de México has assumed from TSYS. TSYS paid TSYS de México a processing support fee of $147,000, $141,000 and $200,000 in 2006, 2005 and 2004, respectively. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

China UnionPay Data Co., Ltd.

Effective November 1, 2005, the Company purchased an initial 34.04% equity interest in CUP Data, the payments-processing subsidiary of China UnionPay Co., Ltd. (CUP). CUP is sanctioned by the People’s Bank of China, China’s central bank, and has become one of the world’s largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China. TSYS’ equity in income of equity investments related to CUP Data was approximately $888,000 in 2006, compared to $63,000 in 2005.

Effective August 1, 2006, TSYS increased its ownership interest in CUP Data to 44.56% upon its receipt of regulatory approval in China. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of CUP Data.

TSYS Acquiring Solutions, L.L.C.

In 1996, the Company formed Vital with Visa in order to expand its merchant processing business. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by TSYS Acquiring, provided processing services to TSYS Acquiring. For 2005, TSYS generated $3.8 million of revenue from TSYS Acquiring, compared to $21.9 million in 2004. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

During 2005, the Company’s equity in income of equity investments related to TSYS Acquiring was $3.2 million, a 85.3% decrease, or $18.8 million, compared to $22.0 million in 2004. The decrease in revenues and equity in income of equity investments in 2005 is the result of consolidation of TSYS Acquiring’s results on March 1, 2005. Refer to Note 9 in the consolidated financial statements for condensed consolidated financial information for TSYS Acquiring.

On January 18, 2005, TSYS signed an agreement to purchase the remaining 50% equity stake that Visa held in TSYS Acquiring. The transaction closed March 1, 2005. TSYS Acquiring operates as a wholly owned subsidiary of TSYS. The purchase of the remaining 50% interest in TSYS Acquiring provides TSYS with greater synergies for its clients by offering a broad range of point-of-sale solutions. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring.

Net Income

Net income increased 28.1% to $249.2 million (basic EPS of $1.27 and diluted EPS of $1.26) in 2006, compared to 2005. In 2005, net income increased 29.2% to $194.5 million (basic and diluted EPS of $0.99), compared to $150.6 million (basic and diluted EPS of $0.76) in 2004.

Net Profit Margin

The Company’s net profit margin for 2006 was 13.9%, compared to 12.1% and 12.7% for the years ended December 31, 2005 and 2004, respectively. The Company’s net profit margin is impacted by the acquisition of TSYS Acquiring. Prior to acquiring control, TSYS accounted for its investment in TSYS Acquiring using the equity method of accounting. Only TSYS’ share of TSYS Acquiring’s earnings was included in TSYS’ net income. After acquiring control of TSYS Acquiring, TSYS began consolidating TSYS Acquiring’s results of operations on March 1, 2005. By consolidating the results of TSYS Acquiring, the impact will be a lower net profit margin as compared to periods that used the equity method of accounting. TSYS’ profit margin is also impacted by the consolidation of majority-owned subsidiaries. The Company recognizes only its share of net profits from these entities, while consolidating all of their revenues, which has the impact of lowering overall net profit margins.

TSYS’ net profit margin increased for the year ended December 31, 2006 as the result of the Bank of America deconversion fee, management’s focus on expense controls, lower effective tax rate and increased interest income offset by increased expenses associated with share-based compensation and increased amortization.

Profit Margins and Reimbursable Items

Management believes that reimbursable items distort operating and net profit margins as defined by accounting principles generally accepted in the United States. Management evaluates the Company’s operating performance based upon operating and net profit margins excluding reimbursable items. Management believes that operating and net profit margins excluding reimbursable items are more useful because reimbursable items do not impact profitability as the Company receives reimbursement for expenses incurred on behalf of its clients.

Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2006, 2005 and 2004:

(in thousands)	2006	2005	2004

Operating income	$357,082	287,129	202,214

Net income	$249,163	194,520	150,558

Total revenues	$1,787,171	1,602,931	1,187,008

Operating margin (as reported)	20.0%	17.9%	17.0%

Net profit margin (as reported)	13.9%	12.1%	12.7%

Revenue before reimbursable items	$1,434,433	1,289,790	956,619

Adjusted operating margin	24.9%	22.3%	21.1%

Adjusted net profit margin	17.4%	15.1%	15.7%

Projected Outlook for 2007

TSYS expects its 2007 net income to decline between 5%-3% as compared to 2006, based on the following assumptions: (1) including the Bank of America contract termination fee in 2006 of approximately $68.9 million and an acceleration of amortization of contract acquisition costs of approximately $6 million, estimated total revenues will decline 5%-3% in 2007. Excluding the termination fee and reimbursable items, revenues will increase by 2%-5% over 2006; (2) the conversion of the Capital One portfolio, which was substantially completed in the fourth quarter of 2006, will be completed in 2007; (3) Chase will discontinue its processing agreement according to the original schedule and will license TSYS’ processing software in the third quarter of 2007; (4) expense reductions in employment, equipment, leases and other areas which are included in 2007 estimates will be accomplished; and (5) TSYS will not incur significant expenses associated with the conversion of new large clients and/or acquisitions, or any significant impairment of goodwill or other intangibles. Excluding the one-time Bank of America contract-termination fee in 2006 of approximately $68.9 million and the acceleration of amortization of Bank of America contract acquisition costs of approximately $6 million, net income is expected to increase between 14%-17% in 2007.

Presentation of revenues and net income excluding the Bank of America termination fee, acceleration of amortization of contract acquisition costs and reimbursable items are non-generally accepted accounting principles (GAAP) financial measures. The following table reconciles the range of changes from 2006 to 2007, comparing non-GAAP financial measures to GAAP financial measures.

	Range of Guidance
	($ in millions)
	2007 Forecast	2006 Actual	Percent Change

Net income	$238 to $243	249	(5%) to (3%)
Less: termination fee, net of acceleration of amortization of contract acquisition costs, net of tax	—	(41)	—

Net income, excluding impact of termination fee, net of acceleration of amortization of contract acquisition costs	$238 to $243	208	14% to 17%

Total revenues	$1,691 to $1,725	1,787	(5%) to (3%)
Less: reimbursable items	(294)	(353)	—
Less: termination fee, net of related contract acquisition cost amortization*	—	(65)	—

Revenues, excluding reimbursable items and net termination fee	$1,397 to $1,431	1,369	2% to 5%

*	TSYS accelerated the amortization of approximately $6 million in contract acquisition costs (comprised of $4 million of amortization related to payments for processing rights, which was recorded as a reduction of revenues, and $2 million of amortization expense related to conversion costs).

TSYS believes the table above presents meaningful information to assist investors in understanding the Company’s financial estimates for changes in total revenues and net income from 2006 to 2007 as a result of the Bank of America consumer portfolio deconversion as the non-GAAP financial measures exclude amounts that the Company does not consider part of ongoing operating results. The non-GAAP financial percentage changes should not be considered by themselves or as a substitute for the GAAP percentage changes year over year. The non-GAAP measures should be considered as an additional view of the way TSYS’ financial measures are affected by the one-time Bank of America contract termination fee, acceleration of amortization of contract acquisition costs and reimbursable items and should be used in conjunction with all publicly filed financial statements and reports.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

The Company’s consolidated statements of cash flows for the years ended December 31, 2005 and 2004 have been changed to correct an error in the cash flows received from its equity investments. The Company had previously considered dividends received from its equity investments as returns of its investment and therefore classified these cash flows as investing activities. However, the Company has now determined that the dividends from its equity investments should have been considered a return on its investment and classified as an operating activity. The change does not affect net income or earnings per share and did not have an impact on the Company’s consolidated statements of income or consolidated statements of shareholders’ equity for the years ended December 31, 2005 and 2004, respectively, nor did it have an impact on the consolidated balance sheet as of December 31, 2005.

The change involved increasing net cash flows provided by operating activities and decreasing net cash flows used in investing activities by $1.7 million and $35.9 million for the years ended December 31, 2005 and 2004, respectively.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2006	2005	2004

Net income	$249,163	194,520	150,558
Depreciation and amortization	184,894	150,077	108,588
Other noncash items and charges, net	(3,741)	(23,561)	61,802
Net change in current and long-term assets and current and long-term liabilities	(44,557)	(80,447)	46,963

Net cash provided from operating activities	$385,759	240,589	367,911

TSYS’ main source of funds is derived from operating activities, specifically net income. During 2006, the Company generated $385.8 million in cash from operating activities compared to $240.6 million and $367.9 million in 2005 and 2004, respectively.

The increase in 2006 compared to 2005 in net cash provided by operating activities was primarily the result of increased earnings and the change in the use of cash related to the net change in current and long-term assets and current and long-term liabilities. The decrease in 2005 compared to 2004 in net cash provided by operating activities was primarily the result of the change in the use of cash related to net change in current and long-term assets and current and long-term liabilities.

Net change in current and long-term assets and current and long-term liabilities include accounts receivable, prepaid expenses, other current assets and other assets, accounts payable, accrued salaries and employee benefits, billings in excess of costs and profits on uncompleted contracts and other liabilities. The change in accounts receivable between the years is the result of timing of collections compared to billings. The change in accounts payable and other liabilities between years is the result of the timing of payments, funding of performance-based incentives and payments of vendor invoices.

During 2005 and 2004, the Company recognized impairment charges on internally developed software of $3.6 million and $10.1 million, respectively. Refer to Note 5 in the consolidated financial statements for more information on the impairment of developed software.

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2006	2005	2004

Purchases of property and equipment, net	$(26,506)	(40,904)	(53,890)
Additions to licensed computer software from vendors	(11,858)	(12,875)	(57,302)
Additions to internally developed computer software	(13,972)	(22,602)	(5,224)
Cash used in acquisitions, net of cash acquired	(69,391)	(95,970)	(51,093)
Additions to contract acquisition costs	(42,452)	(19,468)	(29,150)

Net cash used in investing activities	$(164,179)	(191,819)	(196,659)

The major uses of cash for investing activities have been the addition of property and equipment, primarily computer equipment, the purchase of licensed computer software and internal development of computer software, investments in contract acquisition costs associated with obtaining and servicing new or existing clients, and business acquisitions. The Company used $164.2 million in cash for investing activities in 2006, compared to $191.8 million and $196.7 million in 2005 and 2004, respectively.

The major use of cash for investing activities in 2006 was for the purchase of TSYS Card Tech and TSYS Managed Services and an increase in the ownership equity of CUP Data. The major use of cash for investing activities in 2005 was for the purchase of TSYS Acquiring.

Property and Equipment

Capital expenditures for property and equipment were $26.5 million in 2006, compared to $40.9 million in 2005 and $53.9 million in 2004. The majority of capital expenditures in 2006 and 2005 related to the investment in new computer processing hardware. The majority of capital expenditures in 2004 related to the completion of the building of the new European data centre.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors were $11.9 million in 2006, compared to $12.9 million in 2005 and $57.3 million in 2004. The expenditures in 2004 relate to site licenses acquired for mainframe processing systems whose fees are based upon a measure of TSYS’ computer processing capacity, or MIPS.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to and development of TS2 processing systems, were $14.0 million in 2006, $22.6 million in 2005 and $5.2 million in 2004.

The amount capitalized as software development costs in 2006 is mainly attributable to TSYS Acquiring’s development of Merchant Boarding and Maintenance (MBM) and ESC’s development of TLP. The Company remains committed to developing and enhancing its processing solutions to expand its service offerings. In addition to developing solutions, the Company has expanded its service offerings through strategic acquisitions, such as TSYS Acquiring and TSYS Card Tech.

The Company is internally developing MBM, which provides a single point of entry system that enables acquirers to more easily load and maintain merchant profiles. The Company expects to complete MBM in phases, and the first phase was introduced in the marketplace in July 2005. The remaining phases continue to be developed and are expected to be introduced in the marketplace during 2007. This project reached technological feasibility prior to TSYS’ acquisition of control of TSYS Acquiring. The Company capitalized approximately $30.0 million since the project began.

Through its ESC subsidiary, the Company is internally developing an advanced loyalty platform — TLP. TLP is designed to support transactional speed, complex reward programs and robust analytics tools. The platform offers critical support to all elements of loyalty management, including points processing, tracking, communications, redemption systems and analytics. The Company capitalized approximately $8.0 million since the project began. The project was made available for use in July 2006.

Cash Used in Acquisitions

On November 16, 2006, TSYS acquired majority ownership of TSYS Managed Services for an aggregate consideration of approximately $2.5 million, including direct acquisition costs. Refer to Note 22 in the consolidated financial statements for more information on TSYS Managed Services.

On July 11, 2006, TSYS acquired Card Tech, Ltd. and related companies for an aggregate consideration of approximately $59.3 million, including direct acquisition costs, and has renamed the business as TSYS Card Tech. Refer to Note 22 in the consolidated financial statements for more information on TSYS Card Tech.

In March 2005, the Company purchased the remaining 50% of TSYS Acquiring. The Company purchased TSYS Acquiring for approximately $95.8 million, including direct acquisition costs of $794,000. In October 2005, TSYS acquired the remaining 49% of Merlin, a subsidiary of TSYS Acquiring for approximately $2.0 million. Refer to Note 22 in the consolidated financial statements for more information on TSYS Acquiring.

In December 2005, TSYS paid approximately $37.0 million for the 34.04% equity interest in CUP Data. Effective August 1, 2006, TSYS increased its ownership interest to 44.56% of CUP Data for approximately $15.6 million. Refer to Note 22 in the consolidated financial statements for more information on CUP Data.

On August 2, 2004, TSYS completed the acquisition of Clarity for $53.0 million in cash and had direct acquisition costs in the amount of $515,000. Clarity was renamed TSYS Prepaid. Refer to Note 22 in the consolidated financial statements for more information on TSYS Prepaid.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company’s processing systems. The Company’s investments in contract acquisition costs were $42.5 million in 2006, $19.5 million in 2005 and $29.1 million in 2004. The Company made cash payments for processing rights of $10.2 million and $18.5 million in 2006 and 2004, respectively. Conversion cost additions were $32.3 million, $19.5 million and $10.6 million in 2006, 2005 and 2004, respectively. The increase in the amount of conversion cost additions for 2006, as compared to 2005, is the result of capitalized costs related to conversions that occurred during the year.

Cash Flows from Financing Activities

(in thousands)	2006	2005	2004

Proceeds from borrowings of long-term debt	$—	48,143	—
Principal payments on long-term debt borrowings and capital lease obligations	(2,691)	(50,437)	(42,656)
Dividends paid on common stock	(51,269)	(39,418)	(23,621)
Repurchase of common stock	(22,874)	—	(1,189)
Other	7,237	2,957	1,194

Net cash used in financing activities	$(69,597)	(38,755)	(66,272)

The major uses of cash for financing activities have been principal payments on capital lease and software obligations, the payment of dividends and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the occasional use of borrowed funds. The Company used $69.6 million in cash for financing activities for the year ended December 31, 2006 primarily for the purchase of common stock, payment of cash dividends and principal payments on capital lease obligations. Net cash used in financing activities for the year ended December 31, 2005 was $38.8 million primarily as a result of payments of cash dividends. The Company used $66.3 million in cash for financing activities for the year ended December 31, 2004 primarily for the purchase of common stock, payment of cash dividends and principal payments on capital lease obligations.

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represents slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76. The Company has approximately 898,000 shares remaining that could be repurchased under the stock repurchase plan.

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

Financing

In connection with the purchase of the campus in 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The Company used the facility, borrowing and repaying approximately $48.1 million during 2005. The line of credit expired on June 30, 2006. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

In January 2007, the Company’s operation in Japan borrowed ¥250 million through a short-term note. The interest rate on the note is the Japan prime rate plus 375 basis points. The note is expected to replace the intercompany financing between the Company and its Japan operation. The term of the note is one year.

Dividends

Dividends on common stock of $51.3 million were paid in 2006, compared to $39.4 million and $23.6 million in 2005 and 2004, respectively. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share. On April 21, 2005, the Company announced an increase in its quarterly dividend of 50% from $0.04 to $0.06 per share. On April 15, 2004, the Company announced a 100.0% increase in its quarterly dividend from $0.02 to $0.04 per share.

Significant Noncash Transactions

During the first quarter of 2006, the Company issued 150,775 shares of common stock with a market value of $3.0 million compared to 221,902 shares of common stock with a market value of $5.1 million in the first quarter of 2005. These shares are issued to certain key executive officers and non-management members of its board of directors under nonvested shares for services to be provided by such officers and directors in the future. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

On October 23, 2006, the Company issued 275,150 shares of common stock with a market value of $6.7 million to certain key employees under nonvested shares for services to be provided by such employees in the future. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

On July 19, 2005, the Company issued 5,000 shares of common stock with a market value of $120,000 to a certain key officer under a restricted stock bonus award for services to be provided by such officer in the future. The market value of the common stock is amortized as compensation expense over the vesting period of the award.

Refer to Notes 14 and 21 in the consolidated financial statements for more information on share-based compensation and significant noncash transactions.

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

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2006, for the next five years and thereafter:

	Contractual Cash Obligations
	Payments Due By Period
		1 Year	2 - 3	4 - 5	After
(in millions)	Total	or Less	Years	Years	5 Years

Operating leases	$222.6	102.9	90.1	23.2	6.4
Capital lease obligations	6.8	2.8	3.2	0.8	—

Total contractual cash obligations	$229.4	105.7	93.3	24.0	6.4

Foreign Exchange

TSYS operates internationally and is subject to potentially adverse movements in foreign currency exchange rates. TSYS has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. The Company continues to analyze potential hedging instruments to safeguard it from significant currency translation risks.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 2.5:1. At December 31, 2006, TSYS had working capital of $448.9 million, compared to $235.3 million in 2005 and $176.3 million in 2004.

Legal Proceedings

The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for expected future litigation exposures that TSYS determines to be both probable and reasonably estimable.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS’ belief with respect to its percentage of market share of specified markets and its expectation with respect to commercial card and domestic consumer card processing market share through 2007; (ii) TSYS’ plans to continue to expand its service offerings internationally; (iii) TSYS’ projections with respect to the impact of the Bank of America consumer card deconversion on revenues; (iv) TSYS’ expectation that it will convert Capital One’s portfolio in phases beginning in July 2006 and ending in early 2007; (v) TSYS’ expectation that it will maintain the card processing functions of Capital One for at least five years; (vi) TSYS’ expectation that it will maintain the card processing functions of Chase for at least two years and that Chase will discontinue its processing agreement according to the original schedule and license TSYS’ processing software in the third quarter of 2007; (vii) TSYS’ expectation that it will continue to process commercial card accounts for Citibank, as well as Citibank’s Banamex USA consumer accounts; (viii) TSYS’ expected net income growth for 2007; (ix) TSYS’ belief with respect to lawsuits, claims and other complaints; (x) the expected market introduction dates of various development projects; (xi) the expected financial impact of recent accounting pronouncements; and the assumptions underlying such statements, including, with respect to TSYS’ expected increase in net income for 2007: (a) including the Bank of America contract termination fee in 2006 of approximately $68.9 million and an acceleration of amortization of contract acquisition costs of approximately $6 million, estimated total revenues will decline 5%-3% in 2007; (b) the conversion of the Capital One portfolio, which was substantially completed in the fourth quarter of 2006, will be completed in 2007; (c) Chase will discontinue its processing agreement according to the original schedule and will license TSYS’ processing software in the third quarter of 2007; (d) expense reductions in employment, equipment, leases and other areas which are included in 2007 estimates will be accomplished; and (e) TSYS will not incur significant expenses associated with the conversion of new large clients and/or acquisitions, or any significant impairment of goodwill or other intangibles. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward looking statements. Many of these factors are beyond TSYS’ ability to control or predict. These factors include, but are not limited to: (i) revenues that are lower than anticipated; (ii) TSYS incurs expenses associated with the signing of a significant client; (iii) internal growth rates for TSYS’ existing clients are lower than anticipated; (iv) TSYS does not convert and deconvert clients’ portfolios as scheduled; (v) adverse developments with respect to foreign currency exchange rates; (vi) adverse developments with respect to entering into contracts with new clients and retaining current clients; (vii) continued consolidation in the financial services industry, including the merger of TSYS clients with entities that are not TSYS clients or the sale of portfolios by TSYS clients to entities that are not TSYS clients; (viii) TSYS is unable to control expenses and increase market share, both domestically and internationally; (ix) adverse developments with respect to the credit card industry in general, including a decline in the use of cards as a payment mechanism; (x) TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending; (xi) the impact of acquisitions, including their being more difficult to integrate than anticipated; (xii) the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto; (xiii) the impact of the application of and/or changes in accounting principles; (xiv) TSYS’ inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies; (xv) TSYS’ inability to anticipate and respond to technological changes, particularly with respect to e-commerce; (xvi) changes occur in laws, regulations, credit card associations rules or other industry standards affecting TSYS’ business which require significant product redevelopment efforts or reduce the market for or value of its products; (xvii) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection; (xviii) no material breach of security of any of our systems; (xix) overall market conditions; (xx) the loss of a major supplier; (xxi) the impact on TSYS’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; and (xxii) TSYS’ ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Consolidated Balance Sheets

	December 31,
(in thousands, except per share data)	2006	2005

Assets
Current assets:
Cash and cash equivalents (includes $241.0 million and $152.6 million on deposit with a related party at 2006 and 2005, respectively) (Notes 2 and 3)	$389,123	237,569
Restricted cash (includes $5.0 million and $4.1 million on deposit with a related party at 2006 and 2005, respectively) (Note 2)	31,568	29,688
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $11.0 million and $12.6 million at 2006 and 2005, respectively (includes $34 and $92 from related parties at 2006 and 2005, respectively) (Note 2)	246,637	184,532
Deferred income tax assets (Note 18)	21,556	15,264
Prepaid expenses and other current assets (Note 4)	55,832	45,236

Total current assets	744,716	512,289
Computer software, net of accumulated amortization (Note 5)	216,450	267,988
Property and equipment, net of accumulated depreciation and amortization (Notes 6 and 20)	271,321	267,979
Contract acquisition costs, net (Note 7)	167,449	163,861
Goodwill, net (Note 8)	133,337	112,865
Equity investments (Note 9)	62,064	42,731
Other intangible assets, net of accumulated amortization (Note 10)	21,314	13,580
Other assets	17,590	29,604

Total assets	$1,634,241	1,410,897

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable (includes $0.1 million and $0.1 million payable to related parties at 2006 and 2005, respectively) (Note 2)	$31,589	29,464
Accrued salaries and employee benefits	80,697	84,348
Current portion of obligations under capital leases (Note 11)	3,156	2,078
Other current liabilities (includes $11.2 million and $9.9 million payable to related parties at 2006 and 2005, respectively) (Notes 2 and 12)	180,345	161,122

Total current liabilities	295,787	277,012
Obligations under capital leases, excluding current portion (Note 11)	3,625	3,555
Deferred income tax liabilities (Note 18)	75,019	89,478
Other long-term liabilities	36,221	24,398

Total liabilities	410,652	394,443

Minority interests in consolidated subsidiaries	6,229	3,682

Shareholders’ equity (Notes 13, 14, 15 and 16):
Common stock — $0.10 par value. Authorized 600,000 shares; 198,676 and 197,975 issued at 2006 and 2005, respectively; 196,912 and 197,283 outstanding at 2006 and 2005, respectively	19,868	19,797
Additional paid-in capital	66,677	50,666
Accumulated other comprehensive income, net	20,641	5,685
Treasury stock (shares of 1,764 and 692 at 2006 and 2005, respectively)	(35,233)	(12,841)
Retained earnings	1,145,407	949,465

Total shareholders’ equity	1,217,360	1,012,772

Commitments and contingencies (Note 17)
Total liabilities and shareholders’ equity	$1,634,241	1,410,897

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share data)	2006	2005	2004

Revenues:
Electronic payment processing services (includes $5.1 million, $5.0 million and $4.9 million from related parties for 2006, 2005 and 2004, respectively)	$989,062	869,785	759,544
Merchant acquiring services (includes $2.4 million and $13.8 million from related parties for 2005 and 2004, respectively)	260,275	237,418	26,169
Other services (includes $7.8 million, $7.0 million and $6.2 million from related parties for 2006, 2005 and 2004, respectively)	185,096	182,587	170,906

Revenues before reimbursable items	1,434,433	1,289,790	956,619
Reimbursable items (includes $1.8 million, $3.0 million and $9.6 million from related parties for 2006, 2005 and 2004, respectively)	352,738	313,141	230,389

Total revenues (Notes 2 and 20)	1,787,171	1,602,931	1,187,008

Expenses:
Salaries and other personnel expense (Notes 14 and 19)	522,256	462,217	361,532
Net occupancy and equipment expense	317,916	283,955	240,424
Other operating expenses (includes $9.6 million, $8.4 million and $8.9 million to related parties for 2006, 2005 and 2004, respectively)	237,179	256,489	152,449

Expenses before reimbursable items	1,077,351	1,002,661	754,405
Reimbursable items	352,738	313,141	230,389

Total expenses (Note 2)	1,430,089	1,315,802	984,794

Operating income	357,082	287,129	202,214

Nonoperating income (expense):
Interest income (includes $7.5 million, $2.8 million and $1.0 million from related parties for 2006, 2005 and 2004, respectively) (Note 2)	14,113	6,012	2,856
Interest expense (Note 2)	(573)	(374)	(941)
Gain (loss) on foreign currency translation, net	1,232	(840)	162

Total nonoperating income	14,772	4,798	2,077

Income before income taxes, minority interest and equity in income of equity investments	371,854	291,927	204,291
Income taxes (Note 18)	126,182	103,286	77,210

Income before minority interest and equity in income of equity investments	245,672	188,641	127,081
Minority interests in consolidated subsidiaries’ net income	(752)	(256)	(259)
Equity in income of equity investments (Note 9)	4,243	6,135	23,736

Net income	$249,163	194,520	150,558

Basic earnings per share	$1.27	0.99	0.76

Diluted earnings per share	$1.26	0.99	0.76

Weighted average common shares outstanding	196,744	197,145	196,847
Increase due to assumed issuance of shares related to common equivalent shares	333	200	389

Weighted average common and common equivalent shares outstanding	197,077	197,345	197,236

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2006	2005	2004

Cash flows from operating activities:
Net income	$249,163	194,520	150,558
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in consolidated subsidiaries’ net income	752	256	259
(Gain) loss on foreign currency translation, net	(1,232)	840	(162)
Equity in income of equity investments	(4,243)	(6,135)	(23,736)
Dividends received from equity investments	2,371	1,659	35,876
Share-based compensation (Note 14)	9,157	1,137	—
Depreciation and amortization	184,894	150,077	108,588
Impairment of developed software	—	3,619	10,059
Provisions for (recoveries of) bad debt expenses and billing adjustments	1,614	4,589	(2,450)
Charges for transaction processing provisions	10,981	7,397	9,878
Deferred income tax (benefit) expense	(23,288)	(39,458)	31,691
Loss on disposal of equipment, net	147	2,535	387
(Increase) decrease in:
Accounts receivable	(47,056)	(13,164)	(18,027)
Prepaid expenses, other current assets and other long-term assets	12,342	11,496	(40,383)
Increase (decrease) in:
Accounts payable	673	(51,138)	57,979
Accrued salaries and employee benefits	(5,416)	21,420	14,135
Billings in excess of costs and profits on uncompleted contracts	—	—	(17,573)
Excess tax benefit from share-based payment arrangements	(2,984)	—	—
Other current liabilities and other long-term liabilities	(2,116)	(49,061)	50,832

Net cash provided by operating activities	385,759	240,589	367,911

Cash flows from investing activities:
Purchases of property and equipment, net	(26,506)	(40,904)	(53,890)
Additions to licensed computer software from vendors	(11,858)	(12,875)	(57,302)
Additions to internally developed computer software	(13,972)	(22,602)	(5,224)
Cash acquired in acquisitions	8,150	38,798	2,422
Cash used in acquisitions	(77,541)	(134,768)	(53,515)
Additions to contract acquisition costs	(42,452)	(19,468)	(29,150)

Net cash used in investing activities	(164,179)	(191,819)	(196,659)

Cash flows from financing activities:
Proceeds from borrowings of long-term debt	—	48,143	—
Excess tax benefit from share-based payment arrangements	2,984	—	—
Principal payments on long-term debt borrowings and capital lease obligations	(2,691)	(50,437)	(42,656)
Dividends paid on common stock (includes $41.5 million, $31.9 million and $19.2 million to a related party for 2006, 2005 and 2004, respectively) (Note 2)	(51,269)	(39,418)	(23,621)
Proceeds from exercise of stock options	4,253	2,957	1,194
Repurchases of common stock	(22,874)	—	(1,189)

Net cash used in financing activities	(69,597)	(38,755)	(66,272)

Effect of exchange rate changes on cash and cash equivalents	(429)	(4,252)	3,953

Net increase in cash and cash equivalents	$151,554	5,763	108,933
Cash and cash equivalents at beginning of year	237,569	231,806	122,873

Cash and cash equivalents at end of year	$389,123	237,569	231,806

Cash paid for interest	$573	374	941

Cash paid for income taxes, net of refunds	$144,880	135,630	19,772

Significant noncash transactions (Note 21)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity and
Comprehensive Income

				Accumulated
			Additional	Other			Total
	Common Stock		Paid-In	Comprehensive	Treasury	Retained	Shareholders’
(in thousands, except per share data)	Shares	Dollars	Capital	Income (Loss)	Stock	Earnings	Equity

Balance as of December 31, 2003	197,504	$19,750	$41,574	$8,314	$(12,426)	$675,322	$732,534
Comprehensive income:
Net income	—	—	—	—	—	150,558	150,558
Other comprehensive income, net of tax (Note 16):
Foreign currency translation	—	—	—	7,059	—	—	7,059

Other comprehensive income	—	—	—	—	—	—	7,059

Comprehensive income	—	—	—	—	—	—	157,617
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	9	—	42	—	51
Common stock issued for exercise of stock options (Notes 14 and 15)	83	9	1,134	—	—	—	1,143
Purchase of treasury shares	—	—	—	—	(1,189)	—	(1,189)
Cash dividends declared ($0.14 per share)	—	—	—	—	—	(27,559)	(27,559)
Tax benefits associated with stock options	—	—	2,015	—	—	—	2,015

Balance as of December 31, 2004	197,587	19,759	44,732	15,373	(13,573)	798,321	864,612
Comprehensive income:
Net income	—	—	—	—	—	194,520	194,520
Other comprehensive income, net of tax (Note 16):
Foreign currency translation	—	—	—	(9,688)	—	—	(9,688)

Other comprehensive income	—	—	—	—	—	—	(9,688)

Comprehensive income	—	—	—	—	—	—	184,832
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	184	—	732	—	916
Common stock issued for exercise of stock options (Notes 14 and 15)	155	15	2,026	—	—	—	2,041
Common stock issued for nonvested awards (Note 14)	227	22	(22)	—	—	—	—
Share-based compensation (Note 14)	—	—	1,137	—	—	—	1,137
Cash dividends declared ($0.22 per share)	—	—	—	—	—	(43,376)	(43,376)
Issuance of common stock under commitment to charitable foundation	6	1	99	—	—	—	100
Tax benefits associated with stock options	—	—	2,510	—	—	—	2,510

Balance as of December 31, 2005	197,975	19,797	50,666	5,685	(12,841)	949,465	1,012,772
Comprehensive income:
Net income	—	—	—	—	—	249,163	249,163
Other comprehensive income, net of tax (Note 16):
Foreign currency translation	—	—	—	15,885	—	—	15,885
Underfunded defined benefit postretirement plan	—	—	—	(929)	—	—	(929)

Other comprehensive income	—	—	—	—	—	—	14,956

Comprehensive income	—	—	—	—	—	—	264,119
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	117	—	482	—	599
Common stock issued for exercise of stock options (Notes 14 and 15)	275	28	3,595	—	—	—	3,623
Common stock issued for nonvested awards (Note 14)	426	43	(43)	—	—	—	—
Share-based compensation (Note 14)	—	—	9,150	—	—	—	9,150
Cash dividends declared ($0.27 per share)	—	—	—	—	—	(53,221)	(53,221)
Purchase of treasury shares (Note 15)	—	—	—	—	(22,874)	—	(22,874)
Tax benefits associated with stock options	—	—	3,192	—	—	—	3,192

Balance as of December 31, 2006	198,676	$19,868	$66,677	$20,641	$(35,233)	$1,145,407	$1,217,360

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1	Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS:  Total System Services, Inc. (TSYS or the Company) is an 81.1% owned subsidiary of Columbus Bank and Trust Company (CB&T) which is a wholly owned subsidiary of Synovus Financial Corp. (Synovus). Synovus’ stock is traded on the NYSE under the symbol “SNV.”

TSYS provides electronic payment processing and related services to financial and nonfinancial institutions located in the United States and internationally. The Company offers merchant acquiring services to financial institutions and other organizations in the United States through its wholly owned subsidiary, TSYS Acquiring Solutions, L.L.C. (TSYS Acquiring, formerly Vital Processing Services, L.L.C.), and Japan through its majority owned subsidiary, GP Network Corporation (GP Net).

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION:  The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standards Board’s (FASB’s) Interpretation No. 46(R) (FIN 46R), “Consolidation of Variable Interest Entities,” and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R.

On July 11, 2006, TSYS acquired Card Tech, Ltd. and related companies, increasing TSYS’ electronic payment processing and merchant acquiring capabilities and extending TSYS’ geographic reach to Asia Pacific, Europe, the Middle East and Africa. TSYS rebranded the group of companies as TSYS Card Tech, Ltd. (TSYS Card Tech). TSYS has consolidated TSYS Card Tech’s balance sheet and results of operations since the acquisition.

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

ACCOUNTS RECEIVABLE:  Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $11.0 million and $12.6 million at December 31, 2006 and December 31, 2005, respectively.

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

LICENSED COMPUTER SOFTWARE:  The Company licenses software that is used in providing electronic payment processing, merchant acquiring and other services to clients. Licensed software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called “MIPS agreements”). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to five years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with SFAS No. 144.

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

The Company also develops software that is used internally. These software development costs are capitalized based upon Statement of Position No. (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

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

CONTRACT ACQUISITION COSTS:  The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. The Company capitalizes internal conversion costs in accordance with FASB Technical Bulletin No. 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.” The capitalization of costs related to cash payments for rights to provide processing services is capitalized in accordance with the FASB’s Emerging Issues Task Force (EITF) No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products),” and Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition.” All costs incurred prior to a signed agreement are expensed as incurred.

Contract acquisition costs are amortized using the straight-line method over the contract term beginning when the client’s cardholder accounts are converted and producing revenues. The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company’s consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company’s consolidated statements of income.

The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company’s actual results differ from its estimates of future cash flows. The amount of the impairment is written off in the period that such a determination is made.

EQUITY INVESTMENTS:  TSYS’ 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS’ 44.56% investment in China UnionPay Data Co., Ltd. (CUP Data) headquartered in Shanghai, China. TSYS’ equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

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

However, equity method goodwill shall not be reviewed for impairment in accordance with SFAS No. 142, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of APB 18. Equity method goodwill, which is not reported as goodwill in the Company’s consolidated balance sheet, but is reported as a component of the equity investment, was $41.0 million at December 31, 2006.

At December 31, 2006, the Company had unamortized goodwill in the amount of $133.3 million. The Company performed its annual impairment analyses of its unamortized goodwill balance, and this test did not indicate any impairment for the periods ended December 31, 2006, 2005 and 2004, respectively.

ACQUISITION TECHNOLOGY INTANGIBLES:  These identifiable intangible assets are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from five to nine years. SFAS No. 142 requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144. Acquisition technology intangibles net book values are included in computer software, net in the accompanying balance sheets. Amortization expenses are charged to net occupancy and equipment expenses in the Company’s consolidated statements of income.

OTHER INTANGIBLE ASSETS:  Identifiable intangible assets relate primarily to customer relationships, covenants-not-to-compete and trade names resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to ten years. SFAS No. 142 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144. Amortization expenses are charged to other operating expenses in the Company’s consolidated statements of income.

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

Investments in equity investments are accounted for using the equity method of accounting and pertain to privately held companies for which fair value is not readily available. The Company believes the fair values of its investments in equity investments exceed their respective carrying values.

IMPAIRMENT OF LONG-LIVED ASSETS:  In accordance with SFAS No. 144, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

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

MINORITY INTEREST:  Minority interest in earnings of subsidiaries represents the minority shareholders’ share of the net income or loss of GP Net and TSYS Managed Services EMEA, Ltd. (TSYS Managed Services). The minority interest in the consolidated balance sheet reflects the original investment by these shareholders in GP Net and TSYS Managed Services, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of GP Net and TSYS Managed Services.

FOREIGN CURRENCY TRANSLATION:  The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company’s Mexican and Chinese equity investments, the Company’s wholly owned subsidiaries and the Company’s majority owned subsidiaries, as well as the Company’s division and branches in the United Kingdom and China, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company’s foreign operations, net of tax, are accumulated in a separate section of shareholders’ equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

COMPREHENSIVE INCOME:  Statement of Financial Accounting Standards No. 130 (SFAS No. 130), “Reporting Comprehensive Income,” requires companies to display, with the same prominence as other financial statements, the components of comprehensive income (loss). TSYS displays the items of other comprehensive income (loss) in its consolidated statements of shareholders’ equity and comprehensive income.

TREASURY STOCK:  The Company uses the cost method when it purchases its own common stock as treasury shares or issues treasury stock upon option exercises and displays treasury stock as a reduction of shareholders’ equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:  In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), “Accounting for Derivative Instruments and Hedging Activities.” In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), “Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2006.

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

The Company’s merchant acquiring services revenues are derived from long-term processing contracts with large financial institutions and other merchant acquirers which generally range from three to eight years and provide for penalties for early termination. Merchant acquiring services revenues are generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal sales and services. Revenue is recognized as merchant acquiring services as those services are performed, primarily on a per unit basis. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.

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

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the FASB’s EITF No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

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

The Company recognizes software license revenue in accordance with SOP 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.” For software licenses for which any services rendered are not considered essential to the functionality of the software, revenue is recognized upon delivery of the software, provided (1) there is evidence of an arrangement, (2) collection of the fee is considered probable, (3) the fee is fixed or determinable, and (4) vendor specific objective evidence (VSOE) exists to allocate revenue to the undelivered elements of the arrangement.

When services are considered essential to the functionality of the software licensed and VSOE exists for the undelivered elements of the arrangement, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Progress during the period in which services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not considered fixed or determinable, the license revenue is recognized as payments become due.

Maintenance fees associated with license software are billed annually in advance, and the associated revenue is recognized ratably over the term of the maintenance agreement. VSOE for maintenance is measured by the renewal rate offered to the client, taking into consideration the normal pricing and discounting practices for the underlying software license. Maintenance includes license updates, product support and unspecified software product upgrades.

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

REIMBURSABLE ITEMS:  Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company’s clients. These expenses consist primarily of postage, access fees and third party software. The Company accounts for reimbursable items in accordance with the FASB’s EITF No. 01-14, “Income Statement Characterization of Reimbursements Received for ’Out-of-Pocket’ Expenses Incurred.”

SHARE-BASED COMPENSATION:
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

SFAS No. 123R is effective for all awards granted on or after January 1, 2006, and to awards modified, repurchased or cancelled after that date. SFAS No. 123R requires the Company to recognize compensation costs for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards calculated under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) “Accounting for Stock-Based Compensation,” for pro forma disclosures. Share-based compensation expenses include the impact of expensing the fair value of stock options in 2006, as well as expenses associated with nonvested shares. In the future, the Company expects nonvested share awards to replace stock options as TSYS’ primary method of share-based compensation. TSYS adopted the provisions of SFAS No. 123R effective January 1, 2006 using the modified-prospective-transition method.

Prior to 2006, the Company applied the intrinsic-value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25 (APB 25) and related interpretations, including FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25,” to account for its fixed-plan stock options. Under this method, compensation expense was recorded only if, on the date of grant, the market price of the underlying stock exceeded the exercise price. The Company elected to adopt only the disclosure requirements of SFAS No. 123.

Prior to the adoption of SFAS No. 123R, the Company elected to recognize compensation cost assuming all options would vest and reverse any recognized compensation costs for forfeited awards when the awards were actually forfeited. SFAS No. 123R eliminates this option and requires companies to estimate forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by a company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period of the change in estimate. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing Synovus stock option grants to TSYS non-executive employees, and a forfeiture rate for all other TSYS and Synovus share-based awards. Currently, TSYS estimates a forfeiture rate in the range of 0% to 10.0%.

The Company has issued its common stock to directors and to certain employees under nonvested awards. The market value of the common stock at the date of issuance is recorded as a reduction of shareholders’ equity in the Company’s consolidated balance sheet and is amortized as compensation expense over the vesting period of the awards. For nonvested award grants that are fixed awards that have pro rata vesting, the Company recognizes compensation expense using the straight-line method over the vesting period of the award.

LEASES:  The Company is obligated under noncancelable leases for computer equipment and facilities. As these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. A lease is an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time. For purposes of applying the accounting and reporting standards, leases are classified from the standpoint of the lessee as capital or operating leases. Statement of Financial Accounting Standards No. 13 (SFAS No. 13), “Accounting for Leases,” establishes standards of financial accounting and reporting for leases by lessees and lessors. If at inception a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee: (a) the lease transfers ownership of the property to the lessee by the end of the lease term; (b) the lease contains a bargain purchase option; (c) the lease term is equal to 75 percent or more of the estimated economic life of the leased property; and (d) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property. If the lease does not meet one or more of the criteria, it shall be classified as an operating lease.

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

ADVERTISING:  Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2006, 2005 and 2004 was $937,000, $671,000 and $592,000, respectively.

INCOME TAXES:  Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS as if TSYS were a standalone tax reporting entity. A consolidated U.S. federal income tax return is filed for Synovus and its majority owned subsidiaries, including TSYS.

The Company accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Reserves against the carrying value of a deferred tax asset are established when necessary to reflect the decreased likelihood of realization of a deferred asset in the future. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Contingency reserves are periodically established where the amount of the contingency can be reasonably determined and is likely to occur. Reductions in contingency reserves are recognized when tax disputes are settled or examination periods lapse.

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

RECENT ACCOUNTING PRONOUNCEMENTS:  In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal periods beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 157 on its financial position, results of operations and cash flows to be material.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

FIN 48 provides a two-step process in the evaluation of a tax position. The first step is recognition. The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including a resolution of any related appeals or litigation processes, based upon the technical merits of the position. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the impact of adopting FIN 48 on its financial position, results of operations and cash flows to be material.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 (FSP No. AUG AIR-1), “Accounting for Planned Major Maintenance Activities.” FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim reporting periods. The accrue-in-advance method of accounting causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. FSP No. AUG AIR-1 is effective for fiscal periods beginning after December 15, 2006. The Company does not expect the impact of adopting FSP No. AUG AIR-1 on its financial position, results of operations and cash flows to be material.

In June 2006, the EITF reached a consensus on EITF Issue No. 06-3 (EITF 06-3), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” This guidance requires disclosure of the accounting policy for any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction (i.e., sales, use, value added) on a gross (included in revenues and costs) or net (excluded from revenues) basis. If taxes are reported on a gross basis, an entity is required to disclose the amounts of those taxes for each period for which an income statement is presented, if material. EITF 06-3 is effective for fiscal periods beginning after December 15, 2006. The Company does not expect the impact of adopting EITF 06-3 on its financial position, results of operations and cash flows to be material.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-4 (EITF 06-4), “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” EITF 06-4 requires an employer to recognize a liability for future benefits based on the substantive agreement with the employee. EITF 06-4 requires a company to use the guidance prescribed in FASB Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and Accounting Principles Board Opinion No. 12, “Omnibus Opinion,” when entering into an endorsement split-dollar life insurance agreement and recognizing the liability. EITF 06-4 is effective for fiscal periods beginning after December 15, 2007. The Company is currently evaluating the impact of adopting EITF 06-4 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-5 (EITF 06-5), “Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4.” EITF 06-5 requires that a determination of the amount that could be realized under an insurance contract should (1) consider any additional amounts beyond cash surrender value included in the contractual terms of the policy and (2) be based on an assumed surrender at the individual policy or certificate level, unless all policies or certificates are required to be surrendered as a group. EITF 06-5 is effective for fiscal periods beginning after December 15, 2006. The Company is currently evaluating the impact of adopting EITF 06-5 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

RECLASSIFICATIONS:  Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to the presentation adopted in 2006.

CORRECTION:  The Company’s consolidated statements of cash flows for the years ended December 31, 2005 and 2004 have been changed to correct an error in the cash flows received from its equity investments. The Company had previously considered dividends received from its equity investments as returns of its investment and therefore classified these cash flows as investing activities. However, the Company has now determined that the dividends from its equity investments should have been considered a return on its investment and classified as an operating activity. The change does not affect net income or earnings per share and did not have an impact on the Company’s consolidated statements of income or consolidated statements of shareholders’ equity for the years ended December 31, 2005 and 2004, respectively, nor did it have an impact on the consolidated balance sheet as of December 31, 2005.

The change increased net cash flows provided by operating activities and decreased net cash flows used in investing activities by $1.7 million and $35.9 million for the years ended December 31, 2005 and 2004, respectively.

NOTE 2	Relationships with Affiliated Companies

The Company provides electronic payment processing and other services to its parent company, Synovus, and its affiliates, and to the Company’s equity investment, TSYS de México. The Company had an equity investment with Visa and used the equity method of accounting to record its 50% ownership in the equity investment. In the ordinary course of business, TSYS, which owns the merchant acquiring back-end processing software used by TSYS Acquiring, provides processing services to TSYS Acquiring. On March 1, 2005, the Company acquired the remaining 50% interest in TSYS Acquiring. Refer to Note 22 for more information on the acquisition of TSYS Acquiring.

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

At December 31, 2006, CB&T owned 159,630,980 shares (81.1%) of TSYS’ common stock.

Line of Credit

On June 30, 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The line was an automatic drawdown facility. The interest rate for the line of credit was the London Interbank Offered Rate (LIBOR) plus 150 basis points. In addition, there was a charge of 15 basis points on any funds unused. The line of credit was unsecured debt and included covenants requiring the Company to maintain certain minimum financial ratios. The Company used the facility occasionally during 2005, borrowing and repaying approximately $48.1 million. At December 31, 2005, TSYS did not have an outstanding balance on the line of credit and was in compliance with all covenants. The line of credit expired on June 30, 2006.

In addition, TSYS maintains another unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2006 or 2005.

Balance Sheets

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $241.0 million and $152.6 million at December 31, 2006 and 2005, respectively.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2006 and 2005, the Company had restricted cash balances of $5.0 million and $4.1 million, respectively, on deposit with Synovus affiliates.

At December 31, 2006 and 2005, TSYS had dividends payable of $11.2 million and $9.6 million, respectively, associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, and TSYS de México. At December 31, 2006 and 2005, the Company had accounts receivable balances of $34,000 and $92,000, respectively, associated with related parties. At December 31, 2006 and 2005, the Company had accounts payable balances of $0.1 million and $0.1 million, respectively, associated with related parties. At December 31, 2006 and 2005, the Company had an accrued current liability to related parties of $47,000 and $344,000,  respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company’s equity method equity investments, TSYS de México and TSYS Acquiring.

The table below details revenues derived from affiliated companies for the years ended December 31, 2006, 2005 and 2004:

(In thousands)	2006	2005	2004

Electronic payment processing services:
CB&T	$4,998	4,848	4,543
Synovus and affiliates	87	148	359
TSYS de México	3	2	17

Total electronic payment processing services	$5,088	4,998	4,919

Merchant acquiring services:
TSYS Acquiring	$—	2,378	13,786

Total merchant acquiring services	$—	2,378	13,786

Other services:
CB&T	$6,499	6,403	5,598
Synovus and affiliates	1,266	613	560
TSYS Acquiring	—	8	61

Total other services	$7,765	7,024	6,219

Reimbursable items:
CB&T	$1,718	1,512	1,470
Synovus and affiliates	106	52	89
TSYS de México	15	20	—
TSYS Acquiring	—	1,421	8,058

Total reimbursable items	$1,839	3,005	9,617

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2006, 2005 and 2004 by expense category:

(In thousands)	2006	2005	2004

Salaries and other personnel expense:
Trustee fees paid to Synovus	$1,070	588	787

Total salaries and other personnel expense	$1,070	588	787

Net occupancy and equipment expense:
Rent paid to CB&T by TSYS	$102	102	133
Rent paid to TSYS by CB&T	(40)	(39)	(39)
Rent paid to TSYS by Synovus	(1,062)	(945)	(803)

Total net occupancy and equipment expense	$(1,000)	(882)	(709)

Other operating expenses:
Management fees paid to Synovus	$8,893	8,131	8,459
Processing support fees paid to TSYS de México	147	141	200
Misc. fees paid to Synovus	354	—	—
Misc. fees paid to CB&T	94	7	—
Banking service fees paid by TSYS to Synovus affiliate banks	43	83	110
Data processing service fees paid to TSYS de México	39	50	14
Data processing service fees paid to TSYS Acquiring	—	21	123

Total other operating expenses	$9,570	8,433	8,906

Nonoperating Income

The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties for the years ended December 31, 2006, 2005 and 2004:

(In thousands)	2006	2005	2004

Interest income from Synovus affiliate banks	$7,540	2,828	967
Interest expense paid to Synovus affiliate banks	—	37	—

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $41.5 million, $31.9 million and $19.2 million in 2006, 2005 and 2004, respectively. TSYS received cash dividends from its equity method equity investments of approximately $2.4 million, $1.7 million and $35.9 million in 2006, 2005 and 2004, respectively.

Stock Options

Certain officers of TSYS and other TSYS employees participate in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2006, 2005 and 2004 as follows:

(In thousands, except per share data)	2006	2005	2004

Number of shares under options	305	697	710
Weighted average exercise price	$27.67	28.71	26.00

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant. Refer to Note 14 for more information on stock options.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

NOTE 3	Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(In thousands)	2006	2005

Cash and cash equivalents in domestic accounts	$344,197	191,837
Cash and cash equivalents in foreign accounts	44,926	45,732

Total	$389,123	237,569

The Company maintains accounts outside the United States denominated in U.S. Dollars, Euros, British Pounds Sterling, Canadian Dollars, Japanese Yen, Chinese Renminbi, Brazilian Real, Cypriot Pounds and Malaysian Ringgets. All amounts in domestic accounts are denominated in U.S. Dollars.

NOTE 4	Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(In thousands)	2006	2005

Prepaid expenses	$14,837	15,053
Supplies inventory	12,311	9,742
Other	28,684	20,441

Total	$55,832	45,236

NOTE 5  Computer Software, net

Computer software at December 31 is summarized as follows:

(In thousands)	2006	2005

Licensed computer software	$336,263	395,992
Software development costs	172,555	158,384
Acquisition technology intangibles	45,344	30,700

Total computer software	554,162	585,076

Less accumulated amortization:
Licensed computer software	226,242	230,688
Software development costs	100,645	80,510
Acquisition technology intangibles	10,825	5,890

Total accumulated amortization	337,712	317,088

Computer software, net	$216,450	267,988

TSYS acquired TSYS Card Tech in July 2006. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $14.0 million to acquisition technology intangibles. Refer to Note 22 for more information on TSYS Card Tech.

Amortization expense related to licensed computer software costs was $75.0 million, $53.3 million and $37.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $12.5 million, $12.2 million and $12.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. Amortization expense related to acquisition technology intangibles was $5.2 million for 2006, $3.9 million for 2005 and $1.2 million for 2004.

The Company was developing its Integrated Payments Platform supporting the on-line and off-line debit and stored value markets, which would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for online debit processing. Through 2004, the Company invested a total of $6.3 million. In March 2005, the Company evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of TSYS Acquiring and debit alternatives now available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized an impairment charge in net occupancy and equipment expense of approximately $3.1 million related to its on-line debit solution. In September 2005, TSYS recognized an impairment loss on developed software of $482,000. The $3.6 million of impairment charges for 2005 are reflected in the domestic-based support services segment.

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

The weighted average useful life for each component of computer software, and in total, at December 31, 2006, is as follows:

Weighted
Average
Amortization
At December 31, 2006	Period (Yrs)

Licensed computer software	6.7
Software development costs	6.7
Acquisition technology intangibles	7.7

Total	6.8

Estimated future amortization expense of licensed computer software and software development costs as of December 31, 2006 for the next five years is:

	Licensed	Software
	Computer	Development
(In thousands)	Software	Costs

2007	$37,122	20,756
2008	33,564	17,926
2009	26,544	13,334
2010	11,010	9,652
2011	800	5,413

Estimated future amortization expense on acquisition technology intangibles as of December 31, 2006 for the next five years is:

(In thousands)

2007	$6,054
2008	5,560
2009	5,314
2010	5,314
2011	4,808

NOTE 6  Property and Equipment, net

Property and equipment balances at December 31 are as follows:

(In thousands)	2006	2005

Buildings and improvements	$227,837	213,136
Computer and other equipment	164,117	140,165
Furniture and other equipment	86,677	82,182
Land	17,856	16,881
Construction in progress	1,257	3,669

Total property and equipment	497,744	456,033
Less accumulated depreciation and amortization	226,423	188,054

Property and equipment, net	$271,321	267,979

Depreciation and amortization expense related to property and equipment was $43.4 million, $39.2 million and $29.4 million for the years ended December 31, 2006, 2005 and 2004, respectively. Depreciation expense includes amounts for equipment acquired under capital lease.

NOTE 7  Contract Acquisition Costs, net

Significant components of contract acquisition costs at December 31 are summarized as follows:

(In thousands)	2006	2005

Payments for processing rights, net	$107,896	120,015
Conversion costs, net	59,553	43,846

Total	$167,449	163,861

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $26.7 million, $21.9 million and $13.7 million for 2006, 2005 and 2004, respectively.

Amortization expense related to conversion costs was $17.8 million, $15.9 million and $11.5 million for 2006, 2005 and 2004, respectively.

The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2006 is as follows:

Weighted
Average
Amortization
At December 31, 2006	Period (Yrs)

Payments for processing rights	9.8
Conversion costs	7.4

Total	9.1

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2006 for the next five years is:

	Payments for	Conversion
(In thousands)	Processing Rights	Costs

2007	$18,908	15,103
2008	18,454	10,628
2009	17,688	10,319
2010	16,346	8,752
2011	15,433	8,173

NOTE 8  Goodwill, net

On November 16, 2006, TSYS acquired 55% of TSYS Managed Services EMEA, Ltd. (TSYS Managed Services) for an aggregate consideration of approximately $2.5 million, including direct acquisition costs. The Company recorded the acquisition of majority ownership as a business combination requiring the Company to allocate the purchase price for the assets acquired and liabilities assumed based upon their relative fair values. The Company has preliminarily allocated $323,000 to goodwill related to TSYS Managed Services. Refer to Note 22 for more information on TSYS Managed Services.

On July 11, 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies. TSYS formed and/or acquired five companies in connection with the Card Tech, Ltd. acquisition, which the Company collectively refers to as TSYS Card Tech. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $27.4 million to goodwill. Refer to Note 22 for more information on TSYS Card Tech.

In March 2005, TSYS acquired the remaining 50% of TSYS Acquiring for $95.8 million. Refer to Note 22 for more information on the acquisition of TSYS Acquiring. In accordance with authoritative accounting guidelines, TSYS recorded the acquisition of the incremental 50% interest as a business combination, requiring that TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The

Company has allocated approximately $30.2 million to goodwill. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring’s balance sheet and results of operations in the statements of income effective March 1, 2005. The Company recorded the remaining 50% interest in TSYS Acquiring’s assets and liabilities at historical carrying values, which resulted in an additional increase in goodwill in 2005 of approximately $6.9 million.

Effective January 1, 2006, Golden Retriever Systems L.L.C. (Golden Retriever) became a wholly owned subsidiary of Enhancement Services Corporation (ESC). Also effective January 1, 2006, Merlin Solutions, L.L.C. (Merlin) became a wholly owned subsidiary of TSYS. Both entities were previously wholly owned subsidiaries of TSYS Acquiring and were reported under the merchant acquiring services segment. Effective January 1, 2006, the financial results of the two entities are included in the domestic-based support services segment. The results for previous periods have been reclassified to reflect these changes.

As a result, the Company reallocated approximately $5.1 million of goodwill between the merchant acquiring services segment and the domestic-based support services segment.

The changes in the carrying amount of goodwill at December 31, 2006 and 2005 are as follows:

	Domestic-Based	International-Based	Merchant
(In thousands)	Support Services	Support Services	Acquiring Services	Consolidated

Balance as of December 31, 2004	$68,954	1,607	—	$70,561
Acquisition of TSYS Acquiring	—	—	43,632	43,632
TSYS Prepaid purchase price allocation adjustment	(1,312)	—	—	(1,312)
Currency translation adjustments	—	(16)	—	(16)

Balance as of December 31, 2005	67,642	1,591	43,632	112,865
Transfer goodwill between segments	5,056	—	(5,056)	—
Acquisition of TSYS Card Tech	—	27,430	—	27,430
Acquisition of TSYS Managed Services	—	323	—	323
TSYS Acquiring purchase price allocation adjustment	—	—	(6,476)	(6,476)
Currency translation adjustments	—	(805)	—	(805)

Balance as of December 31, 2006	$72,698	28,539	32,100	$133,337

Effective November 1, 2005, TSYS purchased an initial 34.04% equity interest in CUP Data. Effective August 1, 2006, TSYS increased its ownership interest to 44.56% of CUP Data for $15.6 million. The Company is using the equity method of accounting to account for its investment in CUP Data. The difference between the cost of an investment and the underlying equity in net assets of CUP Data is recognized as goodwill. The goodwill associated with CUP Data is not reported as goodwill in the Company’s consolidated balance sheet, but is reported as a component of the equity investment. Refer to Note 22 for more information about CUP Data.

NOTE 9  Equity Investments

TSYS held a 50% equity interest in TSYS Acquiring, an equity investment with Visa, which combines the front-end authorization and back-end accounting and settlement processing for merchants. On March 1, 2005, TSYS acquired the remaining 50% interest. The condensed consolidated financial information for the year ended December 31, 2004, is summarized as follows:

Consolidated Statements Of Income Data:

(in millions)	2004

Revenue before reimbursable items	$249.1
Total revenues	282.0
Operating income	42.9
Net income*	43.6

*	TSYS Acquiring is a limited liability company with 100 million units of ownership outstanding and is taxed in a manner similar to a partnership; therefore, net income related to TSYS Acquiring does not include income tax expense.

TSYS accounts for its 49% investment in TSYS de México and its 44.56% investment in CUP Data using the equity method of accounting. TSYS’ equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

A summary of TSYS’ equity in income of equity investments for the years ended December 31, 2006, 2005 and 2004 is as follows:

(in millions)	2006	2005	2004

TSYS Acquiring	$—	3.2	22.0
Other	4.2	2.9	1.7

Total equity in income of equity investments	$4.2	6.1	23.7

A summary of TSYS’ equity investments at December 31 is as follows:

(in millions)	2006	2005

CUP Data	$55.2	37.0
TSYS de México	6.9	5.7

Total	$62.1	42.7

NOTE 10  Other Intangible Assets, net

On July 11, 2006, TSYS acquired TSYS Card Tech. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $10.6 million to other intangible assets as part of the purchase price allocation to customer relationships and trade names. Refer to Note 22 in the consolidated financial statements for more information on TSYS Card Tech.

In March 2005, TSYS acquired the remaining 50% of TSYS Acquiring for $95.8 million. Refer to Note 22 for more information on the acquisition of TSYS Acquiring. TSYS has allocated approximately $12.0 million to other intangible assets as part of the purchase price allocation related to customer relationship intangibles.

Significant components of other intangible assets at December 31 are summarized as follows:

	2006
		Accumulated
(In thousands)	Gross	Amortization	Net

Customer relationships	$28,610	(8,003)	$20,607
Covenants-not-to-compete	1,000	(850)	150
Trade name	1,335	(778)	557

Total	$30,945	(9,631)	$21,314

	2005
		Accumulated
(In thousands)	Gross	Amortization	Net

Customer relationships	$17,294	(4,397)	$12,897
Covenants-not-to-compete	1,000	(550)	450
Trade name	700	(467)	233

Total	$18,994	(5,414)	$13,580

Amortization related to other intangible assets, which is recorded in other operating expenses, was $4.2 million, $3.2 million and $1.5 million for 2006, 2005 and 2004, respectively.

The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2006 is as follows:

Weighted
Average
Amortization
At December 31, 2006	Period (Yrs)

Customer relationships	7.8
Covenant-not-to-compete	3.4
Trade name	3.3

Total	7.4

Estimated future amortization expense on other intangible assets as of December 31, 2006 for the next five years is:

(In thousands)

2007	$3,804
2008	2,935
2009	2,686
2010	2,686
2011	2,686

NOTE 11  Capital Lease Obligations

Capital lease obligations at December 31 consists of:

(In thousands)	2006	2005

Capital lease obligations	$6,781	5,633
Less current portion	3,156	2,078

Noncurrent portion of capital leases	$3,625	3,555

The present value of the future minimum lease payments under capital leases at December 31, 2006 are summarized as follows:

(In thousands)

2007	$3,086
2008	2,111
2009	1,411
2010	810
2011	—

Total minimum lease payments	7,418
Less amount representing interest	637

$6,781

NOTE 12  Other Current Liabilities

Significant components of other current liabilities at December 31 are summarized as follows:

(In thousands)	2006	2005

Accrued expenses	$44,578	39,882
Client liabilities	36,161	34,381
Accrued income taxes	25,384	25,443
Deferred revenues	19,311	6,421
Dividends payable	13,785	11,832
Transaction processing provisions	12,645	9,453
Client postage deposits	6,736	7,459
Other	21,745	26,251

Total	$180,345	161,122

NOTE 13  Shareholders’ Equity

DIVIDENDS:  Dividends on common stock of $51.3 million were paid in 2006, compared to $39.4 million and $23.6 million in 2005 and 2004, respectively. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share. On April 21, 2005, the Company announced an increase in its quarterly dividend of 50% from $0.04 to $0.06 per share. On April 15, 2004, the Company announced a 100.0% increase in its quarterly dividend from $0.02 to $0.04 per share.

EQUITY COMPENSATION PLANS:  The following table summarizes TSYS’ equity compensation plans by category:

			(b)	(c)
	(a)		Weighted-average	Number of securities remaining
	Number of securities to		exercise price of	available for future issuance
(in thousands, except	be issued upon exercise of		outstanding	under equity compensation
per share data)	outstanding options,		options, warrants	plans (excluding securities
Plan Category	warrants and rights		and rights	reflected in column (a))

Equity compensation plans approved by security holders	1,028	(2)	$15.42	8,269	(3)
Equity compensation plans not approved by security holders(1)	38		18.50	—

Total	1,066		$15.53	8,269

(1)	This plan was adopted by TSYS’ Board of Directors on January 10, 1997 to attract a desirable individual as director of the Company (which individual no longer serves as a director) and is limited to one individual option grant to purchase 37,500 shares of TSYS stock at fair market value on the date of grant with one-third of such options becoming exercisable one, two and three years, respectively, following the date of grant.

(2)	Does not include an aggregate of 589,219 shares of nonvested awards which will vest over the remaining years through 2011.

(3)	Includes 8,269,262 shares available for future grants under the Total System Services, Inc. 2002 Long-Term Incentive Plan.

EARNINGS PER SHARE:  The diluted earnings per share calculation excludes stock options and nonvested awards that are convertible into 301,650 common shares for the year ended December 31, 2006, and excludes 22,500 and 22,500 common shares for the years ended December 31, 2005 and 2004, respectively, because their inclusion would have been anti-dilutive.

NOTE 14  Share-Based Compensation

The following table illustrates the effect on net income and earnings per share for the years ended December 31, 2005 and 2004, respectively, if the Company had applied the fair value recognition provisions of SFAS No. 123, to share-based employee compensation granted in the form of TSYS and Synovus stock options.

	Years Ended December 31,
(In thousands, except per share data)	2005	2004

Net Income	$194,520	150,558
Add: Share-based employee compensation expense, net of related income tax effects	741	—
Deduct: Share-based employee compensation expense determined under the fair value based method for all awards, net of related income tax effects	7,089	5,084

Net income, as adjusted	$188,172	145,474

Earnings per share:
Basic — as reported	$0.99	0.76

Basic — as adjusted	$0.95	0.74

Diluted — as reported	$0.99	0.76

Diluted — as adjusted	$0.95	0.74

The per share weighted average fair value of TSYS stock options granted during 2004 was $17.92. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2004: risk-free interest rate of 3.72%; expected volatility of 86.0%; expected life of 5.0 years; and dividend yield of 0.6%.

The per share weighted average fair value of Synovus stock options granted to TSYS employees during 2005 and 2004 was $7.13 and $7.35, respectively. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2005 and 2004, respectively: risk-free interest rates of 4.2% and 4.5%; expected volatility of 22% and 28%; expected life of 8.6 years and 6.6 years; and dividend yield of 2.5% and 2.6%.

The increase in share-based compensation expense determined under the fair value based method for all awards, net of related income tax effects in 2005 is the result of the acceleration of expense related to the retirement of a key executive officer.

General Description of Share-Based Compensation Plans

TSYS has various long-term incentive plans under which the Compensation Committee of the Board of Directors has the authority to grant share-based compensation to TSYS employees. Long-term performance awards can be granted to TSYS employees under the TSYS Long-Term Incentive Plans as well as the Synovus Long-Term Incentive Plans.

Vesting for stock options granted during 2006 accelerates upon retirement for plan participants who have reached age 62 and who also have no less than fifteen years of service at the date of their election to retire. For stock options granted in 2006, share-based compensation expense is fully recognized for plan participants upon meeting the retirement eligibility requirements of age and service.

Stock options granted prior to 2006 generally become exercisable at the end of a two to three-year period and expire ten years from the date of grant. Vesting for stock options granted prior to 2006 accelerates upon retirement for plan participants who have reached age 50 and who also have no less than fifteen years of service at the date of their election to retire. Prior to adoption of SFAS No. 123R on January 1, 2006, share-based compensation expense was recognized in the pro forma disclosure over the nominal vesting period without consideration for retirement eligibility. Following adoption of SFAS No. 123R, share-based compensation expense is recognized in income over the remaining nominal vesting period with consideration for retirement eligibility.

The Company historically issues new shares or uses treasury shares to satisfy share option exercises. On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares. The shares will be purchased from time to time over a two year period and purchases will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes, including, but not limited to, fulfilling stock option exercises and the granting of nonvested shares.

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

The expiration date of options granted under the TSYS 2002 Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 2006, there were options outstanding under the TSYS 2002 Plan to purchase 313,121 shares of the Company’s common stock, of which 305,621 were exercisable.

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

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years. The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant. At December 31, 2006, there were options outstanding under the LTI Plan to purchase 714,700 shares of the Company’s common stock, all of which were exercisable.

There were no shares available for grant at December 31, 2006 under the LTI Plan.

Other Share-Based Issuances:  TSYS has granted options to purchase 37,500 shares of the Company’s common stock to attract a key individual to the Company. At December 31, 2006, options to purchase 37,500 shares with a weighted average price of $18.50 were outstanding and exercisable.

Share-Based Compensation

TSYS’ share-based compensation costs are included as expenses and classified as salaries and other personnel expenses. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs. For the year ended December 31, 2006, share-based compensation was $9.2 million, compared to $1.1 million for the same period in 2005. Included in the $9.2 million amount for 2006 is approximately $6.7 million related to expensing the fair value of stock options.

Nonvested Awards:  During 2006, the Company issued 425,925 shares of TSYS common stock with a market value of $9.6 million to certain key executive officers, members of management and non-management members of its board of directors under nonvested stock bonus awards for services to be provided by such officers and directors in the future. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

During 2005, the Company issued 100,815 shares of TSYS common stock with a market value of $2.3 million to certain key executive officers and non-management members of its board of directors under nonvested stock bonus awards for services to be provided by such officers and directors in the future.

A summary of the status of TSYS’ nonvested shares as of December 31, 2006 and 2005, respectively, and the changes during the periods are presented below:

	2006		2005
		Weighted		Weighted
		Average		Average
Nonvested shares		Grant-Date		Grant-Date
(in thousands, except per share data)	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of year	101	$23.11	—	$—
Granted	426	22.60	101	23.11
Vested	(13)	23.08	—	—
Forfeited/canceled	—	—	—	—

Outstanding at end of year	514	$22.69	101	$23.11

As of December 31, 2006, there was approximately $9.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 2.6 years.

During 2005, TSYS authorized a total grant of 126,087 shares of nonvested stock to two key executives with a performance-vesting schedule (performance-vesting shares). These performance-vesting shares have seven one-year performance periods (2005-2011) during which the Compensation Committee establishes an earnings per share goal. Each year’s award is 20% of the total authorized shares. Compensation expense for each year’s award is measured on the grant date based on the quoted market price of TSYS common stock and is expensed on a straight-line basis for the year.

A summary of the status of TSYS’ performance-based nonvested shares as of December 31, 2006 and 2005, respectively, and changes during those periods are presented below:

	2006		2005
		Weighted		Weighted
Performance-based		Average		Average
Nonvested shares		Grant-Date		Grant-Date
(in thousands, except per share data)	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of year	25	$24.93	—	$—
Granted	25	20.00	25	24.93
Vested	(25)	24.93	—	—
Forfeited/canceled	—	—	—	—

Outstanding at end of year	25	$20.00	25	$24.93

At December 31, 2006, there remained 75,651 performance-vesting shares to be granted between 2007 and 2011.

Stock Option Awards

A summary of TSYS’ stock option activity as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates is presented below:

	2006		2005		2004
		Weighted		Weighted		Weighted
(in thousands,		Average		Average		Average
except per share data)	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Options:
Outstanding at beginning of year	1,382	$15.19	1,586	$15.14	1,672	$15.05
Granted	—	—	—	—	7	25.81
Exercised	(305)	13.84	(201)	14.70	(85)	13.98
Forfeited/canceled	(11)	19.64	(3)	20.10	(8)	20.01

Outstanding at end of year	1,066	$15.53	1,382	$15.19	1,586	$15.14

Options exercisable at year-end	1,058	$15.46	1,359	$14.98	1,196	$13.42

Weighted average fair value of options granted during the year		$—		$—		$17.92

The following table summarizes information about TSYS’ stock options outstanding and exercisable at December 31, 2006:

Outstanding
(in thousands,		Exercisable
except per share data)		Number Exercisable
Number Outstanding		at December 31,
at December 31, 2006	Exercise Price	2006	Exercise Price

715	$13.17	715	$13.17
13	17.80	13	17.80
38	18.50	38	18.50
277	20.10	277	20.10
8	25.81	—	—
5	28.08	5	28.08
10	29.18	10	29.18

1,066	$15.53	1,058	$15.46

	Outstanding	Exercisable

Average remaining contractual life (in years)	2.2	2.2

Aggregate intrinsic value (in thousands)	$11,569	$11,562

During the year ended December 31, 2006, there were 305,000 TSYS stock options exercised that had an intrinsic value of approximately $2.8 million. The stock options exercised during 2006 were fully vested before January 1, 2006. During the years ended December 31, 2005 and 2004, there were 201,200 and 85,300 TSYS stock options exercised that had an intrinsic value of approximately $1.9 million and $0.9 million, respectively. For awards granted before January 1, 2006 that were not fully vested on January 1, 2006, the Company will record the tax benefits from the exercise of stock options as increases to the “Additional paid-in capital” line item of the Consolidated Balance Sheets. If the Company does recognize tax benefits, the Company will record these tax benefits from share-based compensation costs as cash inflows in the financing section in the Statement of Cash Flows. The Company has elected to use the short-cut method to calculate its historical pool of windfall tax benefits, and as a result, will not record any benefits received from previous stock option exercises in the operating section in the Statement of Cash Flows.

As of December 31, 2006, there was approximately $41,100 of total unrecognized compensation expense cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 0.9 year.

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

During 2006, Synovus granted stock options to key TSYS executive officers. The fair value of the option grant was $6.57 and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.48%; expected volatility of 25.1%; expected life of 6.0 years; and dividend yield of 2.80%. The expected life of 6.0 years was determined using the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107.

A summary of the option activity related to option grants on Synovus common stock to TSYS employees as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates is presented below:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
(in thousands, except per share data)	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Options:
Outstanding at beginning of year	6,451	$25.79	6,330	$24.89	6,063	$23.97
Granted	305	27.67	697	28.71	710	26.00
Exercised	(645)	20.34	(534)	19.11	(417)	13.68
Net Synovus/ TSYS employee transfers in and out	(3)	21.90	1	21.28	14	19.35
Forfeited/canceled	(63)	24.45	(43)	23.33	(40)	20.94

Outstanding at end of year	6,045	$26.48	6,451	$25.79	6,330	$24.89

Options exercisable at year-end	2,594	$23.80	2,070	$22.02	2,603	$21.41

Weighted average fair value of options granted during the year		$6.57		$7.13		$7.35

The following table summarizes information about Synovus’ stock options outstanding and exercisable at December 31, 2006:

	Outstanding		Exercisable
	Number		Number
	Outstanding at	Weighted	Exercisable at	Weighted
(in thousands, except per share data)	December 31,	Average	December 31,	Average
Range of Exercise Prices	2006	Exercise Price	2006	Exercise Price

$ 1.75 – $18.06	228	$17.82	228	$17.82
18.38 – 22.54	712	19.52	712	19.52
22.88 – 26.15	989	25.00	551	24.10
26.44 – 30.84	4,116	28.52	1,103	27.66

	6,045	$26.48	2,594	$23.80

	Outstanding	Exercisable

Average remaining contractual life (in years)	5.0	3.8

Aggregate intrinsic value (in thousands)	$32,342	$20,833

The total intrinsic value of Synovus options exercised during 2006 was $5.1 million. The total intrinsic value of Synovus options exercised during 2005 and 2004 was $4.9 million and $5.0 million, respectively. As of December 31, 2006, there was $8.6 million of total unrecognized compensation expense cost related to Synovus stock options that is expected to be recognized over a remaining weighted average period of 1.3 years.

NOTE 15  Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value:

	Number of
	Treasury	Treasury
(In thousands)	Shares	Shares Cost

December 31, 2006	1,764	$35,233
December 31, 2005	692	12,841
December 31, 2004	738	13,573

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represents slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76. The Company has approximately 898,000 shares remaining that could be repurchased under the stock repurchase plan.

In April 2003, the Company announced a plan to purchase up to 2.0 million shares of its common stock from time to time and at various prices over the ensuing two years. Over the course of the plan, the Company repurchased 577,491 shares of its common stock at a cost of $11.0 million or an average cost of $19.07 per share. The plan expired on April 15, 2005.

The following table sets forth information regarding the Company’s purchases of its common stock on a monthly basis during the three months ended December 31, 2006:

				Maximum
				Number of
			Total Number of	Shares That
			Shares Purchased	May Yet Be
	Total Number		as Part of Publicly	Purchased
	of Shares	Average Price	Announced Plans	Under the Plans
(in thousands except per share data)	Purchased	Paid per Share	or Programs	or Programs

October 2006	10	$24.14	1,071	929
November 2006	31	25.46	1,102	898
December 2006	—	—	1,102	898

Total	41	$25.14

During 2006, 2005 and 2004, employees of the Company exercised options for 30,000, 46,200 and 2,500 shares of TSYS common stock, respectively, that were issued from treasury shares. During 2006, 2005 and 2004, employees of the Company exercised options for 275,000, 155,000 and 82,800 shares, respectively, of TSYS common stock that were newly issued shares.

NOTE 16  Other Comprehensive Income (Loss)

In June 1997, the FASB released SFAS No. 130.  SFAS No. 130 established certain standards for reporting and presenting comprehensive income in the general-purpose financial statements. The purpose of SFAS No. 130 was to report all items that met the definition of “comprehensive income” in a prominent financial statement for the same period in which they were recognized. In accordance with the definition provided by Statement of Financial Accounting Concepts No. 6, comprehensive income includes all changes in owners’ equity that resulted from transactions of the business entity with nonowners.

Comprehensive income is the sum of net income and other items that must bypass the income statement because they have not been realized, including items such as an unrealized holding gain or loss from available for sale securities and foreign currency translation gains or losses. These items are not part of net income, yet are important enough to be included in comprehensive income, giving the user a more comprehensive picture of the organization as a whole. Items included in comprehensive income, but not net income, are reported under the accumulated other comprehensive income section of shareholders’ equity.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS No. 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 is effective for fiscal periods ending after December 15, 2006.

Comprehensive income (loss) for TSYS consists of net income, cumulative foreign currency translation adjustments and the recognition of an overfunded or underfunded status of a defined benefit postretirement plan recorded as a component of shareholders’ equity. The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive income (loss) are as follows:

	Beginning	Pretax		Net-of-Tax	Ending
(In thousands)	Balance	amount	Tax effect	Amount	Balance

December 31, 2003	$1,053	11,558	4,297	7,261	$8,314

Foreign currency translation adjustments	$8,314	10,967	3,908	7,059	$15,373

December 31, 2004	$8,314	10,967	3,908	7,059	$15,373

Foreign currency translation adjustments	$15,373	(15,019)	(5,331)	(9,688)	$5,685

December 31, 2005	$15,373	(15,019)	(5,331)	(9,688)	$5,685

Foreign currency translation adjustments	$5,685	20,586	4,701	15,885	$21,570
Underfunded defined benefit postretirement plan	—	(1,465)	(536)	(929)	(929)

December 31, 2006	$5,685	19,121	4,165	14,956	$20,641

In July 2006, TSYS restructured its European branch operation into a new statutory structure that facilitates continued expansion in the European region. As a result, TSYS’ UK branch structure was terminated with some of the former UK branch assets and workforce being contributed into the new European statutory structure. Consistent with its overall strategy of pursuing international investment opportunities, TSYS adopted the permanent reinvestment exception under Accounting Principles Board Opinion No. 23 (APB 23) “Accounting for Income Taxes — Special Areas,” with respect to future earnings of certain foreign subsidiaries. Its decision to permanently reinvest foreign earnings offshore means TSYS will no longer allocate taxes to foreign currency translation adjustments associated with these foreign subsidiaries accumulated in other comprehensive income. This treatment is reflected beginning with the third quarter of 2006.

NOTE 17  Commitments and Contingencies

LEASE COMMITMENTS:  TSYS is obligated under noncancelable operating leases for computer equipment and facilities.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2006, are as follows:

(In thousands)

2007	$96,510
2008	54,494
2009	35,617
2010	14,570
2011	8,625
Thereafter	6,434

Total future minimum lease payments	$216,250

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allows the Company to continually update its computer equipment. Total rental expense under all operating leases in 2006, 2005 and 2004 was $121.9 million, $107.9 million and $97.1 million, respectively.

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

CONTINGENCIES:  The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for expected future litigation exposures that TSYS determines to be both probable and reasonably estimable.

GUARANTEES AND INDEMNIFICATIONS:  The Company has entered into processing and licensing agreements with its clients that include intellectual property indemnification clauses. Under these clauses, the Company generally agrees to indemnify its clients, subject to certain exceptions, against legal claims that TSYS’ services or systems infringe on certain third party patents, copyrights or other proprietary rights. In the event of such a claim, the Company is generally obligated to hold the client harmless and pay for related losses, liabilities, costs and expenses, including, without limitation, court costs and reasonable attorney’s fees. The Company has not made any indemnification payments pursuant to these indemnification clauses.

The Company has not recorded a liability for guarantees or indemnities in the accompanying consolidated balance sheet since the maximum amount of potential future payments under such guarantees and indemnities is not determinable.

NOTE 18  Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,
(in thousands)	2006	2005	2004

Current income tax expense (benefit):
Federal	$137,103	139,116	48,029
State	3,669	(860)	(3,957)
Foreign	3,682	4,687	1,447

Total current income tax expense	144,454	142,943	45,519

Deferred income tax expense (benefit):
Federal	(17,578)	(35,738)	29,028
State	(418)	(1,792)	873
Foreign	(276)	(2,127)	1,790

Total deferred income tax expense	(18,272)	(39,657)	31,691

Total income tax expense	$126,182	103,286	77,210

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, minority interest and equity in income of equity investments as a result of the following:

	Years Ended December 31,
(in thousands)	2006	2005	2004

Computed “expected” income tax expense	$130,149	102,175	71,502
Increase (decrease) in income tax expense resulting from:
Minority interests in income of consolidated subsidiaries and equity in income of equity investments	1,222	2,058	8,217
State income tax expense (benefit), net of federal income tax effect	2,112	(1,724)	(2,004)
Increase in valuation allowance	1,840	388	438
Tax credits	(5,335)	(4,532)	(1,172)
Permanent differences and other, net	(3,806)	4,921	229

Total income tax expense	$126,182	103,286	77,210

Effective tax rate	33.8%	34.9%	34.2%

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2006 and 2005 relate to the following:

	At December 31,
(in thousands)	2006	2005

Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$9,167	10,565
Allowances for doubtful accounts and billing adjustments	7,644	8,618
Deferred revenue	9,259	1,234
Other, net	21,310	11,974

Total deferred income tax assets	47,380	32,391
Less valuation allowance for deferred income tax assets	(4,081)	(2,241)

Net deferred income tax assets	43,299	30,150

Deferred income tax liabilities:
Excess tax over financial statement depreciation	(35,044)	(51,219)
Computer software development costs	(46,686)	(37,160)
Purchase accounting adjustments	(3,192)	(4,122)
Foreign currency translation	(4,333)	(3,424)
Other, net	(7,507)	(8,439)

Total deferred income tax liabilities	(96,762)	(104,364)

Net deferred income tax liabilities	$(53,463)	(74,214)

Total net deferred tax assets (liabilities):
Current	$21,556	15,264
Noncurrent	(75,019)	(89,478)

Net deferred income tax liability	$(53,463)	(74,214)

As of December 31, 2006, TSYS had recognized deferred tax assets from net operating loss and federal and state income tax credit carryforwards of $15.4 million and $2.6 million, respectively. As of December 31, 2005, TSYS had net operating loss and federal and state income tax credit carryforwards of $20.5 million and $3.3 million, respectively. The credits will begin to expire in the year 2010. The net operating losses will expire in the years 2011 through 2019. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2006 and 2005, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $4.1 million and $2.2 million at December 31, 2006 and 2005, respectively. The increase in the valuation allowance for deferred income tax assets was $1.9 million for the year ended December 31, 2006. The increase relates to state and foreign losses recognized in 2006, which more likely than not will not be realized in later years.

The Company realizes substantial credits against state income taxes. The Company is able to recognize benefits in excess of its state income tax obligations by transferring these credits to affiliated companies in exchange for cash payments.

NOTE 19	Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. These employee benefit plans are described as follows:

MONEY PURCHASE PLAN:  The Company’s employees are eligible to participate in the Synovus Financial Corp./Total System Services, Inc. (Synovus/TSYS) Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)

2006	$19,156
2005	17,322
2004	14,181

PROFIT SHARING PLAN:  The Company’s employees are eligible to participate in the Synovus/TSYS Profit Sharing Plan. The Company’s contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company’s contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)

2006	$19,038
2005	17,804
2004	13,869

401(K) PLAN:  The Company’s employees are eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute eligible pretax compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company’s attainment of certain financial goals. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)

2006	$5,373
2005	15,190
2004	—

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

(in thousands)

2006	$5,209
2005	4,836
2004	4,047

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

NOTE 20	Segment Reporting, including Geographic Area Data and Major Customers

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

On November 16, 2006, TSYS acquired 55% of TSYS Managed Services to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. Refer to Note 22 for more information on TSYS Managed Services. Since the acquisition, TSYS has included the financial results of TSYS Managed Services in the international-based support services segment.

On July 11, 2006, TSYS acquired TSYS Card Tech, increasing TSYS’ card issuing and merchant acquiring capabilities and extending TSYS’ geographic reach to Asia Pacific, Europe, the Middle East and Africa. Since the acquisition, TSYS has included the financial results of TSYS Card Tech in the international-based support services segment.

In April 2006, TSYS renamed Vital Processing Services, L.L.C. as TSYS Acquiring. Effective January 1, 2006, Golden Retriever became a wholly owned subsidiary of ESC. Also effective January 1, 2006, Merlin became a wholly owned subsidiary of TSYS. Both entities were previously wholly owned subsidiaries of TSYS Acquiring and were reported under the merchant acquiring services segment. Effective January 1, 2006, the financial results of the two entities are included in the domestic-based support services segment. The results for previous periods have been reclassified to reflect these changes.

On March 1, 2005, TSYS acquired the remaining 50% of TSYS Acquiring from Visa. Refer to Note 22 for more information about the acquisition of TSYS Acquiring. As a result of the acquisition, the Company revised its segment information to reflect the information that the chief operating decision maker (CODM) uses to make resource allocations and strategic decisions. The CODM at TSYS consists of the chairman of the board and chief executive officer, the president and the three senior executive vice presidents. The revision included adding a new segment, merchant acquiring services, to include the information regarding TSYS Acquiring. For periods prior to the acquisition, TSYS has reclassified the Company’s share of the equity in income of TSYS

Acquiring that was included in the domestic-based support services segment.

Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to card-issuing institutions in the United States and internationally. The domestic-based support services include electronic payment processing services and other services provided from within the United States. The domestic-based support services segment includes the financial results of TSYS, excluding its foreign branch offices and divisions, and including the following subsidiaries: Columbus Depot Equipment Company, Columbus Productions, Inc., TSYS Canada Inc., TSYS Total Debt Management, Inc., ProCard, Inc., TSYS Technology Center, Inc., TSYS Prepaid, Inc., Merlin and ESC and its wholly owned subsidiary, Golden Retriever.

International-based support services include electronic payment processing services and other services from outside the United States. International-based support services include the financial results of GP Net, TSYS Japan Co., Ltd., TSYS Servicos de Transacoes Eletronicas Ltda., Total System Services Holding Europe LP and its subsidiaries and TSYS’ foreign branch offices and divisions. TSYS’ share of the equity earnings of its equity investments, TSYS de México and CUP Data, are included in international-based support services because TSYS de México’s and CUP Data’s operations and client bases are located outside the United States.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties.

(in thousands)	Domestic-Based	International-Based	Merchant
Operating Segments	Support Services	Support Services	Acquiring Services	Consolidated

2006
Revenues before reimbursables	$1,057,257	158,608	237,786	$1,453,651
Intersegment revenues	(18,130)	(956)	(132)	(19,218)

Revenues before reimbursables from external customers	$1,039,127	157,652	237,654	$1,434,433

Total revenues	$1,349,797	183,425	282,108	$1,815,330
Intersegment revenues	(27,071)	(956)	(132)	(28,159)

Revenues from external customers	$1,322,726	182,469	281,976	$1,787,171

Depreciation and amortization	$137,093	20,489	27,312	$184,894

Intersegment expenses	$22,476	(18,784)	(31,791)	$(28,099)

Segment operating income	$280,041	19,591	57,450	$357,082

Income before income taxes, minority interest and equity income of equity investments	$295,303	16,958	59,593	$371,854

Income tax expense	$97,497	5,818	22,867	$126,182

Equity in income of equity investments	$—	4,243	—	$4,243

Net income	$198,694	13,743	36,726	$249,163

Identifiable assets	$1,517,299	308,713	210,117	$2,036,129
Intersegment eliminations	(400,957)	(894)	(37)	(401,888)

Total assets	$1,116,342	307,819	210,080	$1,634,241

(in thousands)	Domestic-Based	International-Based	Merchant
Operating Segments	Support Services	Support Services	Acquiring Services	Consolidated

2005
Revenues before reimbursables	$959,846	123,865	220,038	$1,303,749
Intersegment revenues	(13,809)	—	(150)	(13,959)

Revenues before reimbursables from external customers	$946,037	123,865	219,888	$1,289,790

Total revenues	$1,220,199	146,982	258,082	$1,625,263
Intersegment revenues	(22,183)	—	(149)	(22,332)

Revenues from external customers	$1,198,016	146,982	257,933	$1,602,931

Depreciation and amortization	$114,137	16,569	19,371	$150,077

Intersegment expenses	$33,920	(31,245)	(25,691)	$(23,016)

Segment operating income	$235,267	9,373	42,489	$287,129

Income before income taxes, minority interest and equity income of equity investments	$241,666	6,972	43,289	$291,927

Income tax expense	$80,876	4,925	17,485	$103,286

Equity in income of equity investments	$—	2,893	3,242	$6,135

Net income	$160,853	4,567	29,100	$194,520

Identifiable assets	$1,320,552	178,135	230,712	$1,729,399
Intersegment eliminations	(318,475)	(1)	(26)	(318,502)

Total assets	$1,002,077	178,134	230,686	$1,410,897

(in thousands)	Domestic-Based	International-Based	Merchant
Operating Segments	Support Services	Support Services	Acquiring Services	Consolidated

2004
Revenues before reimbursables	$848,367	108,252	—	$956,619
Intersegment revenues	—	—	—	—

Revenues before reimbursables from external customers	$848,367	108,252	—	$956,619

Total revenues	$1,071,967	115,051	—	$1,187,018
Intersegment revenues	(10)	—	—	(10)

Revenues from external customers	$1,071,957	115,051	—	$1,187,008

Depreciation and amortization	$95,430	13,158	—	$108,588

Intersegment expenses	$22,045	(22,046)	—	$(1)

Segment operating income	$196,067	6,147	—	$202,214

Income before income taxes, minority interest and equity income of equity investments	$198,500	5,791	—	$204,291

Income tax expense	$66,535	3,147	7,528	$77,210

Equity in income of equity investments	$—	1,737	21,999	$23,736

Net income	$131,966	4,122	14,470	$150,558

Identifiable assets	$1,265,567	169,877	—	$1,435,444
Intersegment eliminations	(153,501)	—	—	(153,501)

Total assets	$1,112,066	169,877	—	$1,281,943

Revenues for domestic-based support services and merchant acquiring services include electronic payment processing services and other services provided from the United States to clients domiciled in the United States or other countries. Revenues for international-based support services include electronic payment processing services and other services provided from facilities outside the United States to clients based predominantly outside the United States.

GEOGRAPHIC AREA DATA:  The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	At December 31,
(in millions)	2006	2005

United States	$204.7	211.1
Europe	63.1	55.3
Japan	1.9	1.4
Canada	0.1	0.1
Other	1.5	0.1

Totals	$271.3	268.0

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company’s customers:

(in millions)	2006	%	2005	%	2004	%

United States	$1,482.1	82.9	$1,354.1	84.5	$973.3	82.0
Europe	158.8	8.9	132.6	8.2	102.6	8.6
Canada	102.0	5.7	89.9	5.6	83.2	7.0
Japan	18.6	1.0	15.6	1.0	14.0	1.2
Mexico	12.3	0.7	7.6	0.5	11.2	0.9
Other	13.4	0.8	3.1	0.2	2.7	0.3

Totals	$1,787.2	100.0	$1,602.9	100.0	$1,187.0	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT:  The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	Domestic-Based			International-Based			Merchant
	Support Services			Support Services			Acquiring Services
(in millions)	2006	2005	2004	2006	2005	2004	2006	2005	2004

United States	$1,201.3	1,097.1	973.3	$—	—	—	$280.8	257.0	—
Europe	1.5	1.2	1.5	157.3	131.4	101.1	—	—	—
Canada	101.5	89.5	83.2	—	—	—	0.5	0.4	—
Japan	—	—	—	18.6	15.6	14.0	—	—	—
Mexico	12.3	7.6	11.2	—	—	—	—	—	—
Other	6.1	2.6	2.7	6.6	—	—	0.7	0.5	—

Totals	$1,322.7	1,198.0	1,071.9	$182.5	147.0	115.1	$282.0	257.9	—

MAJOR CUSTOMERS:  For the years ended December 31, 2006, 2005 and 2004, the Company had two major customers which accounted for approximately 34.4%, 32.4% and 27.5%, respectively, of total revenues. Revenues from major customers for the year ended December 31, 2004 are attributable to the domestic-based support services segment. Revenues from the major customers for the years ended December 31, 2006 and 2005, respectively, are primarily attributable to the domestic-based support services segment and the merchant acquiring services segment.

	Years Ended December 31,
	2006		2005		2004
Revenue		% of Total		% of Total		% of Total
(in millions)	Dollars	Revenues	Dollars	Revenues	Dollars	Revenues

Client 1	$434.2	24.3	$357.3	22.3	$220.1	18.5
Client 2	181.0	10.1	162.1	10.1	106.5	9.0

Totals	$615.2	34.4	$519.4	32.4	$326.6	27.5

NOTE 21  Supplemental Cash Flow Information

Restricted Stock Awards

On October 23, 2006, the Company issued 275,150 shares of common stock with a market value of $6.7 million to certain key employees under nonvested shares for services to be provided by such employees in the future.

During the first quarter of 2006, the Company issued 150,775 shares of common stock with a market value of $3.0 million compared to 221,902 shares of common stock with a market value of $5.1 million in the first quarter of 2005. These shares are issued to certain key executive officers and non-management members of its board of directors under nonvested awards for services to be provided by such officers and directors in the future.

On July 19, 2005, the Company issued 5,000 shares of common stock with a market value of $120,000 to a certain key officer under a restricted stock bonus award for services to be provided by such officer in the future.

Equipment Acquired Under Capital Lease Obligations

The Company acquired equipment under capital lease in the amount of $3.8 million and $1.5 million related to computer equipment in 2006 and 2005, respectively.

NOTE 22  Acquisitions

TSYS Managed Services

On November 16, 2006, TSYS announced an agreement with Merchants, a customer-contact company, and a wholly owned subsidiary of Dimension Data, to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The agreement combines the call-center capabilities of Merchants with TSYS’ special business unit, both of which specialize in customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in card issuing and merchant acquiring. The new venture is called TSYS Managed Services EMEA, Ltd. and includes existing Merchants centers that comprise more than 200 seats in Milton Keynes, England, near London, and Barneveld, The Netherlands, near Amsterdam. TSYS paid an aggregate consideration of approximately $2.5 million, including direct acquisition costs.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS’ international clients. TSYS consolidated TSYS Managed Services’ balance sheet and results of operations, as of November 16, 2006. The Company recorded the acquisition of majority ownership as a business combination requiring the Company to allocate the purchase price for the assets acquired and liabilities assumed based upon their relative fair values. The Company has preliminarily allocated $323,000 to goodwill related to TSYS Managed Services.

The acquisition of TSYS Managed Services allows TSYS to deliver the same managed services to clients in Europe and the broader region as it does to its domestic clients. TSYS Managed Services operates as a separate, majority owned subsidiary of TSYS. Revenues associated with TSYS Managed Services are included in international — based support services for segment reporting purposes.

TSYS Card Tech

On July 11, 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies, increasing TSYS’ electronic payment processing and merchant acquiring capabilities and extending its geographic reach to Asia Pacific, Europe, the Middle East and Africa. TSYS paid an aggregate consideration of approximately $59.3 million, including direct acquisition costs.

Card Tech, Ltd. was established in 1989 and maintains service centers in London, England; Dubai, United Arab Emirates; Nicosia, Cyprus; and Kuala Lumpur, Malaysia.

Card Tech has implemented its payments software for six of the 25 largest global banks and three of the largest global card issuers. Worldwide, the company has approximately 190 clients from 70 countries — primarily banks. Its applications are certified by all of the major global payment networks. TSYS formed and/or acquired five companies in connection with the Card Tech, Ltd. acquisition, which the Company collectively refers to as TSYS Card Tech.

The acquisition of TSYS Card Tech allows TSYS to expand its service offerings and enter into new markets. TSYS Card Tech’s software applications are utilized globally. TSYS Card Tech offers a server-based system with an established global footprint for comprehensive issuing and acquiring services. TSYS Card Tech offers products and services for installment loans, credit, debit, merchant acquiring and prepaid payment platforms in addition to fraud, risk management, authorizations, chargebacks, e-commerce and m-commerce solutions designed for the bankcard market. TSYS Card Tech’s applications are browser-based, multilingual, multicurrency and multi-country (including double-byte-enabled).

TSYS consolidated TSYS Card Tech’s balance sheet and results of operations, as of July 11, 2006. The Company is in the process of finalizing the purchase price allocation and has preliminarily allocated approximately $27.4 million to goodwill, approximately $24.6 million to other identifiable intangible assets and the remaining amounts to other assets and liabilities acquired. The preliminary purchase price allocation is presented below:

(in thousands)

Cash and cash equivalents	$4,324
Intangible assets	24,600
Goodwill	27,430
Other assets	12,502

Total assets acquired	68,856

Other liabilities	9,565

Total liabilities assumed	9,565

Net assets acquired	$59,291

Revenues associated with TSYS Card Tech are included in electronic payment processing services and are included in international — based support services for segment reporting purposes.

China UnionPay Data Co., Ltd.

Effective November 1, 2005, TSYS purchased an initial 34.04% equity interest in CUP Data, the payments-processing subsidiary of China UnionPay Co., Ltd. (CUP). Effective August 1, 2006, TSYS increased its ownership interest to 44.56% of CUP Data for $15.6 million. CUP is sanctioned by the People’s Bank of China, China’s central bank, and has become one of the world’s largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China. In its first two years of business, CUP Data has signed numerous processing agreements for several of China’s largest financial institutions. The acquisition of an equity interest in CUP Data allows TSYS entry into new markets internationally.

The Company is using the equity method of accounting to account for its investment in CUP Data. The difference between the cost of the investment and the amount of underlying equity in net assets of CUP Data is recognized as goodwill. The purchase price allocation related to the acquisition is presented below:

(in thousands)

Total assets acquired	$12,921
Goodwill	39,773

Net assets acquired	$52,694

The goodwill associated with CUP Data is not reported as goodwill in the Company’s balance sheet, but is reported as a component of the equity investment.

TSYS Acquiring Solutions, L.L.C.

Vital Processing Services, L.L.C. (Vital), a limited liability company, was established in May 1996 as a 50/50 joint venture between TSYS and Visa U.S.A. (Visa). Vital was renamed as TSYS Acquiring in April 2006. TSYS Acquiring provides integrated end-to-end electronic transaction processing services primarily to large financial institutions and other merchant acquirers. TSYS Acquiring processes all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of retail market segments.

On March 1, 2005, TSYS acquired the remaining 50% of TSYS Acquiring from Visa for $95.8 million in cash, including direct acquisition costs of $794,000. TSYS Acquiring is now a separate, wholly owned subsidiary of TSYS. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring’s balance sheet and results of operations in TSYS’ consolidated financial statements. In accordance with authoritative accounting guidelines, TSYS recorded the acquisition of the incremental 50% interest as a business combination, requiring that TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their relative fair values. The Company finalized the purchase price allocation during the first quarter of 2006 and has allocated $30.2 million to goodwill, $30.5 million to other identifiable intangible assets and the remaining amount to the assets and liabilities acquired. Of the $30.5 million other identifiable intangible assets, the Company has allocated $18.5 million to computer software and the remaining amount to other intangible assets. The acquisition of TSYS Acquiring allows TSYS to be a provider of value-based services at both ends of the payment chain and allows TSYS to expand the services offered to the Company’s largest customers. Revenues associated with TSYS Acquiring are included in merchant acquiring services and are classified in merchant acquiring services for segment reporting purposes.

Since TSYS acquired less than 100% of the outstanding shares of the acquired enterprise, the valuation of assets acquired and liabilities assumed in the acquisition was based on a pro rata allocation of the fair values of the assets acquired and liabilities assumed and the historical financial statement carrying amounts of the assets and liabilities of the acquired enterprise. As a result, TSYS recorded the fair value of the 50% interest of TSYS Acquiring’s assets acquired and liabilities assumed as of March 1, 2005. The Company recorded the remaining 50% interest of TSYS Acquiring’s assets and liabilities at historical carrying values. The purchase price allocation is presented below:

(in thousands)

Cash and cash equivalents	$19,399
Intangible assets	30,500
Goodwill	30,211
Other assets	47,563

Total assets acquired	127,673

Other liabilities	31,830

Total liabilities assumed	31,830

Minority interest	49

Net assets acquired	$95,794

Effective October 1, 2005, TSYS acquired the remaining 49% of Merlin, a subsidiary of TSYS Acquiring, for approximately $2.0 million. TSYS recorded the acquisition of the incremental 49% interest as a business combination requiring the Company to allocate the purchase price of the assets acquired and liabilities assumed based on their relative fair values. The Company has allocated $1.9 million to goodwill related to the acquisition of Merlin by TSYS Acquiring.

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

Pro forma

Presented below are the pro forma consolidated results of operations for the year ended December 31, 2005, as though the acquisition of TSYS Acquiring had occurred on January 1, 2005. This pro forma information is based on the historical financial statements of TSYS Acquiring. Pro forma results do not include any actual or anticipated cost savings or expenses of the planned integration of TSYS and TSYS Acquiring, and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future.

Year Ended
December 31,
(in thousands, except per share data)	2005

Revenues	$1,646,520
Net income	196,517
Basic earnings per share	1.00
Diluted earnings per share	1.00

The pro forma impact of the TSYS Card Tech and TSYS Managed Services acquisitions on revenues and net income for periods prior to the acquisition was not material.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 14 to the consolidated financial statements,effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

As discussed in Notes 16 and 19 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Total System Services, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

Atlanta, Georgia
February 28, 2007

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework.

The Company acquired TSYS Card Tech, Ltd. (TSYS Card Tech) and TSYS Managed Services EMEA, Ltd. (TSYS Managed Services) during 2006, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, TSYS Card Tech’s and TSYS Managed Services’ internal control over financial reporting associated with 4.6% and 0.9%, respectively, of total consolidated assets and 0.7% and 0.1%, respectively, of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2006.

Based on our assessment management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, the independent registered public accounting firm who also audited the Company’s consolidated financial statements. KPMG LLP’s attestation report on management’s assessment of the Company’s internal control over financial reporting appears on page 88 hereof.

Philip W. Tomlinson	James B. Lipham
Chairman of the Board &	Senior Executive Vice President &
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Total System Services, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Total System Services, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment, and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Total System Services, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Total System Services, Inc. acquired TSYS Card Tech, Ltd. (TSYS Card Tech) and TSYS Managed Services EMEA, Ltd. (TSYS Managed Services) during 2006, and management excluded from its assessment of the effectiveness of Total System Services, Inc.’s internal control over financial reporting as of December 31, 2006, TSYS Card Tech’s and TSYS Managed Services’ internal control over financial reporting associated with 4.6% and 0.9%, respectively, of total consolidated assets and 0.7% and 0.1%, respectively, of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of Total System Services, Inc. also excluded an evaluation of the internal control over financial reporting of TSYS Card Tech and TSYS Managed Services.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and shareholders’ equity and comprehensive income, for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

Atlanta, Georgia
February 28, 2007

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 20, 2007, there were 6,914 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $0.07 per share was declared on November 21, 2006, and was paid January 2, 2007, to shareholders of record on December 21, 2006. Total dividends declared in 2006 and in 2005 amounted to $53.2 million and $43.4 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2006, 2005 and 2004.

		First	Second	Third	Fourth
(In thousands, except per share data)		Quarter	Quarter	Quarter	Quarter

2006	Revenues	$412,290	429,165	441,815	503,901
	Operating income	71,857	84,731	72,257	128,237
	Net income	50,393	57,406	54,306	87,058
	Basic earnings per share	0.26	0.29	0.28	0.44
	Diluted earnings per share	0.26	0.29	0.28	0.44
	Cash dividends declared	0.06	0.07	0.07	0.07
	Stock prices:
	High	20.79	20.76	24.02	26.61
	Low	18.54	17.92	17.87	22.40
	Close	19.92	19.25	22.83	26.39

2005	Revenues	$349,983	410,244	421,970	420,734
	Operating income	66,306	76,346	72,332	72,145
	Net income	46,123	50,643	48,056	49,698
	Basic earnings per share	0.23	0.26	0.24	0.25
	Diluted earnings per share	0.23	0.26	0.24	0.25
	Cash dividends declared	0.04	0.06	0.06	0.06
	Stock prices:
	High	25.50	25.88	25.20	23.65
	Low	22.00	22.48	22.51	17.76
	Close	24.99	24.10	23.31	19.79

2004	Revenues	$285,236	289,622	304,993	307,157
	Operating income	44,142	47,272	51,995	58,805
	Net income	32,561	35,886	39,141	42,970
	Basic earnings per share	0.17	0.18	0.20	0.22
	Diluted earnings per share	0.17	0.18	0.20	0.22
	Cash dividends declared	0.02	0.04	0.04	0.04
	Stock prices:
	High	31.27	23.74	25.52	26.66
	Low	19.47	21.00	20.89	22.59
	Close	21.07	21.90	25.24	24.30

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor’s 500 Index and the Standard & Poor’s Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2001 and reinvestment of all dividends).

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG TSYS, THE S&P 500 INDEX
AND THE S&P SYSTEMS SOFTWARE INDEX

	2001	2002	2003	2004	2005	2006
TSYS	$100	$64	$148	$116	$96	$129
S&P 500	$100	$78	$100	$111	$117	$135
S&P SS	$100	$75	$88	$95	$91	$107