Form 10-K, Exhibit 13
period 2007-12-31
TOTAL SYSTEM SERVICES INC
filed 2008-02-29
CIK 721683

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report. The historical trends in TSYS’ results of operations and financial position over the last five years are presented below. Revenues before reimbursable items and net income have grown over the last five years at compounded annual growth rates of 14.6% and 13.6%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS as evidenced by the current ratio of 2.1:1 at December 31, 2007.

	Years Ended December 31,
(in thousands, except per share data)	2007	2006	2005	2004	2003

Income Statement Data:
Revenues:
Electronic payment processing services	$955,926	989,062	869,788	758,313	681,630
Merchant acquiring services	254,069	260,275	237,418	26,169	24,966
Other services	218,128	185,096	182,584	172,137	121,705

Revenues before reimbursable items	1,428,123	1,434,433	1,289,790	956,619	828,301
Reimbursable items	377,713	352,738	313,141	230,389	225,165

Total revenues	1,805,836	1,787,171	1,602,931	1,187,008	1,053,466

Expenses:
Salaries and other personnel expense	576,655	522,244	461,871	361,532	326,568
Net occupancy and equipment expense	273,154	327,254	302,699	240,424	206,313
Spin related expenses	13,526	—	—	—	—
Other operating expenses	211,277	227,853	238,091	152,449	104,841

Expenses before reimbursable items	1,074,612	1,077,351	1,002,661	754,405	637,722
Reimbursable items	377,713	352,738	313,141	230,389	225,165

Total expenses	1,452,325	1,430,089	1,315,802	984,794	862,887

Operating income	353,511	357,082	287,129	202,214	190,579
Nonoperating income	24,180	14,772	4,798	2,077	3,790

Income before income taxes, minority interest and equity in income of equity investments	377,691	371,854	291,927	204,291	194,369
Income taxes	143,668	126,182	103,286	77,210	70,868

Income before minority interest and equity in income of equity investments	234,023	245,672	188,641	127,081	123,501
Minority interests in subsidiaries’ net income	(1,976)	(752)	(256)	(259)	(338)
Equity in income of equity investments	5,396	4,243	6,135	23,736	17,810

Net income	$237,443	249,163	194,520	150,558	140,973

Basic earnings per share (EPS)	$1.21	1.27	0.99	0.76	0.72

Diluted EPS	$1.20	1.26	0.99	0.76	0.71

Cash dividends declared per share	$3.31	0.27	0.22	0.14	0.08

Weighted average common shares outstanding	196,759	196,744	197,145	196,847	196,830

Weighted average common and common equivalent shares outstanding	197,165	197,077	197,345	197,236	197,438

	At December 31,
(in thousands)	2007	2006	2005	2004	2003

Balance Sheet Data:
Total assets	$1,479,020	1,634,241	1,410,897	1,281,943	1,001,236
Working capital	312,783	448,929	235,277	176,291	126,267
Obligations under long-term debt and capital leases, excluding current portion	256,593	3,625	3,555	4,508	29,748
Shareholders’ equity	844,473	1,217,360	1,012,772	864,612	732,534

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

A significant amount of the Company’s revenues is derived from long-term contracts with large clients, including certain major customers. Processing contracts with large clients, representing a significant portion of the Company’s total revenues, generally provide for discounts on certain services based on the size and activity of clients’ portfolios. Therefore, electronic payment processing revenues and the related margins are influenced by the client mix relative to the size of client card portfolios, as well as the number and activity of individual cardholder accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a change in client mix toward larger clients. With the deconversion of certain account portfolios in 2006 and 2007, TSYS expects its client mix to be less dependent upon large clients.

With the purchase of TSYS Card Tech, Ltd. (TSYS Card Tech) in July 2006, the Company began offering server-based software license arrangements, consulting and implementation services and maintenance agreements, as well as processing services, for comprehensive TSYS electronic payment processing and merchant acquiring capabilities worldwide. New software license revenue is generally recognized together with the associated services based on contract accounting using either the percentage-of completion or completed-contract method, provided that vendor specific objective evidence (VSOE) exists with respect to any undelivered element, which is generally the maintenance agreement. Maintenance and processing revenues are recognized ratably over the terms of their respective contracts. Revenue from third party software and hardware sales is recognized when all revenue recognition criteria have been met.

Based upon available market data that includes cards processed in-house, the Company believes that in 2007 it held a 42% share of the domestic consumer credit card processing market; an 87% share of the Visa and MasterCard domestic commercial card processing market; and a 10% share of the domestic retail card processing market. The Company believes TSYS Acquiring remains the second-largest processor of merchant accounts and processes transactions for approximately 20% market share of all bankcard accepting merchant locations in the United States. The Company expects a decrease in domestic consumer market share in 2008. This will be the result of a large customer moving from an outsourcing to a licensing model in 2007.

The Company provides services to its clients including processing consumer, retail, commercial, government services, stored value and debit cards. Below is a general description of each type of account:

Account type	Description

Consumer	Visa and MasterCard credit cards; American Express cards
Retail	Private label
Commercial	Purchasing cards, corporate cards and fleet cards for employees; US General Services Administration purchasing and travel cards for government employees; American Express cards
Government services	Student loan processing accounts
Stored value	Prepaid cards, including loyalty incentive cards, health care cards, flexible spending cards and gift cards
Debit	On-line (PIN-based) and off-line (signature-based) accounts

The tables on page 29 summarize TSYS’ accounts on file (AOF) information as of December 31, 2007, 2006 and 2005, respectively.

A summary of the financial highlights for the years ended December 31, 2007, 2006 and 2005, respectively, is provided below:

	Years Ended December 31,			Percent Change
(in millions, except per share data and employees)	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Revenues before reimbursables	$1,428.1	1,434.4	1,289.8	(0.4)%	11.2%
Total revenues	1,805.8	1,787.2	1,602.9	1.0	11.5
Operating income	353.5	357.1	287.1	(1.0)	24.4
Net income	237.4	249.2	194.5	(4.7)	28.1
Basic EPS	1.21	1.27	0.99	(4.7)	28.3
Diluted EPS	1.20	1.26	0.99	(4.8)	28.3
Cash flows from operating activities	334.9	385.8	240.6	(13.2)	60.3
Other:
AOF	375.5	416.4	437.9	(9.8)	(4.9)
Average full-time equivalent employees (FTE)	6,799	6,642	6,317	2.4	5.1

Significant highlights for 2007 include:

Corporate

•	Agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders prior to the spin-off transaction from Synovus Financial Corp. (Synovus) in accordance with the agreement and plan of distribution.

•	Successfully completed its spin-off from Synovus on December 31, 2007 and is now a fully independent, publicly-traded company.

•	Included in the S&P 500 Index upon being spun-off from Synovus effective January 1, 2008.

•	Standard & Poor’s Rating Service assigned a ‘BBB’ investment grade corporate credit rating to TSYS with a stable outlook.

•	Entered into a credit agreement with Bank of America N.A., Royal Bank of Scotland plc, and other lenders which provides for a $252 million five year unsecured revolving credit facility and a $168 million unsecured term loan.

Domestic

•	Signed an issuer processor agreement with Discover Financial Services (Discover). Under the terms of the agreement, the Company will begin processing prepaid and credit card transactions on the Discover Network, a business unit of Discover. The agreement broadens TSYS’ access to each of the four payment processing platforms: American Express, MasterCard, Visa, and now Discover.

•	Selected by Commerce Bancorp, Inc. (Commerce) in New Jersey to manage its entire collections and recovery inventory using the TSYS Collections and Recovery System. This allows Commerce to more effectively work all of its delinquent and charged-off card and installment accounts, including automobile loans and mortgages.

•	Completed the pilot program for the Wal-Mart MoneyCard, issued by GE and reloaded through Green Dot’s national reloading network. The Visa-branded prepaid product was first piloted in November 2006 with the Company, and was available in 2,600 Wal-Mart stores at the end of July 2007.

•	Discontinued the processing agreement with JP Morgan Chase & Co. (Chase) at the end of July 2007 according to the original schedule and Chase began processing in-house using a modified version of the Company’s processing system.

•	Completed the Capital One Financial Corporation (Capital One) conversion during the first quarter of 2007. TSYS is providing processing services for Capital One’s North American portfolio of consumer and small business credit card accounts.

International

•	Signed a long-term agreement in the United Kingdom (UK) with Nationwide, the world’s largest Building Society, to process Nationwide’s credit card account portfolio and to build, operate and manage a new customer care center for member support services. Based on the scope of services, we believe that Nationwide will rank among the Company’s largest clients. Servicing of Nationwide’s more than 1 million credit card Visa accounts and operation of a customer care center for Nationwide is planned for the first quarter of 2008.

•	Signed an agreement with Tinkoff. Credit Systems (Tinkoff.), a Moscow-based consumer lending bank, to supply its card management and authorization system. Tinkoff. plans to become the first credit card monoliner in Russia and will focus exclusively on issuing credit cards.

•	Launched a new money transfer card with Lloyds TSB in the UK. The new Silver account from Lloyds TSB includes an innovative money transfer prepaid product, aimed particularly at the growing number of newly arrived immigrants living and working in the UK.

•	Announced with The Gift Voucher Shop (GVS) the successful launch of GVS’ One4all retail gift card campaign in hundreds of post offices in Ireland and on the GVS web site.

•	Introduced Chip and PIN Secure Payments in Cyprus with the introduction of EMV cards through partnerships with three Cyprus-based banks, Marfin Popular Bank (formerly Laiki Bank, Cyprus), Hellenic Bank and Universal Bank. The Commercial Bank of Qatar also issued its first EMV card program utilizing the Company’s card-management solution, PRIME.

•	Launched the Rewards card pilot program in the UK with Norwich Union (NU).

•	Announced that China UnionPay Data Services Co., Ltd. (CUP Data), the Company’s joint venture with China UnionPay Co., Ltd., has recently begun providing processing services for Huaxia Bank Co., Ltd, one of China’s largest nationwide banks. CUP Data now provides processing services for three of the four largest issuing banks in China that use outsourced services to support their payment programs.

•	Announced that CUP Data successfully completed a bankcard conversion of over one million accounts for Shanghai Pudong Development Bank, one of the largest joint-stock commercial banks in China.

•	Signed a contract extension with Spira de México, S.A. de C.V. (Spira), to continue processing its consumer-credit portfolio. Under terms of the agreement, the Company will continue to provide risk management, portfolio management and reporting tools to Spira.

•	Announced that the Company’s PRIME card- and merchant-management system was chosen by Norway’s largest financial-services group, DnB NOR Bank ASA, to manage the fast-growing cards portfolio of its market-leading credit-card operator, DnB NOR Kort. DnB NOR Kort has plans to further expand its service solutions for DnB NOR Kort customers.

Merchant Acquiring

•	Renewed merchant-processing service agreements with Merchant Management Systems, Moneris Solutions and Sage Payment Solutions covering its U.S. portfolio.

•	Signed agreements to provide merchant-processing services for Veracity Payment Solutions, Clearent, National Processing Company (formerly Iron Triangle Payment Systems), mPay Gateway and The Bancorp Bank.

Industry

•	A number of companies in the electronic payment processing and merchant acquiring services industries announced transactions pursuant to which they were being acquired, being spun from their current owner to the public or filing initial public offering statements in anticipation of becoming a publicly traded entity.

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

Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations are listed in the Company’s forward-looking statements on pages 42 and 43. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

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

The Company’s experience and extensive data accumulated historically has indicated that these estimates have proven reliable over time.

REVENUE RECOGNITION
The Company estimates revenue for service billings not yet invoiced.	Since TSYS invoices clients for processing services monthly in arrears, the Company estimates revenues for one month of service billings not yet invoiced.
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

Note 7 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company’s Consolidated Balance Sheets as of December 31, 2007 was $151.6 million.

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

Note 6 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company’s Consolidated Balance Sheets as of December 31, 2007 was $67.9 million.

Impact if Actual Results
Critical Estimates	Assumptions and Judgment	Differ from Assumptions

Goodwill
In evaluating for impairment, discounted net cash flows for future periods are estimated by management.
Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles Assets,” goodwill is required to be tested for impairment annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value.

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

Note 8 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company’s Consolidated Balance Sheets as of December 31, 2007 was $142.5 million.

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

INCOME TAXES
In calculating its effective tax rate, the Company makes decisions regarding certain tax positions, including the timing and amount of deductions and allocations of income among various tax jurisdictions. The Company makes estimates as to the amount of deferred tax assets and liabilities and records valuation allowances to reduce its deferred tax assets to reflect the amount that is more likely than not to be realized.
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

Related Party Transactions

On October 25, 2007, the Company announced that it had entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. On December 31, 2007, Synovus completed the spin-off to its shareholders of the shares of TSYS and TSYS became a fully independent company, allowing for broader diversification of the Company’s shareholder base, more liquidity of the Company’s shares and additional investment in strategic growth opportunities and potential acquisitions.

Refer to Notes 11, 14 and 23 in the consolidated financial statements for further information on spin-related items.

During 2007, the Company provided electronic payment processing and other services to Synovus and its affiliates, and to the Company’s equity investments, Total System Services de México, S.A. de C.V. (TSYS de México) and CUP Data. On March 1, 2005, the Company acquired the remaining 50% interest in TSYS Acquiring. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring. Prior to acquiring control, the Company had an equity investment in TSYS Acquiring with Visa U.S.A. (Visa) and used the equity method of accounting to record its 50% ownership in the equity investment. In the ordinary course of business, TSYS, which owns the merchant back-end processing software used by TSYS Acquiring, provides processing services to TSYS Acquiring.

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

In addition, TSYS maintains an unsecured credit agreement with Columbus Bank and Trust Company (CB&T), a subsidiary of Synovus. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2007 or 2006.

Balance Sheets

CB&T and another company for years have jointly owned and operated corporate aircraft for their internal use. CB&T owned an 80% interest in the enterprise. The arrangement allowed each entity access to the aircraft and each entity would pay for its usage of the aircraft. Each quarter, the net operating results of the enterprise would be shared among CB&T and the other company based on its respective ownership percentage. As a majority owned subsidiary of CB&T, TSYS had full access to the aircraft and hangar.

Prior to the completion of the spin-off, TSYS acquired a 45% ownership interest in the business enterprise for approximately $12.1 million, of which $9.7 million was paid to CB&T. TSYS will use the equity method of accounting for the enterprise.

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $136.4 million and $241.0 million at December 31, 2007 and 2006, respectively.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2007 and 2006, the Company had restricted cash balances of $8.2 million and $5.0 million, respectively, on deposit with Synovus affiliates.

At December 31, 2007 and 2006, TSYS had dividends payable of $11.2 million associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, TSYS de México and CUP Data. At December 31, 2007 and 2006, the Company had accounts receivable balances of $331,000 and $34,000, respectively, associated with related parties. At December 31, 2007 and 2006, the Company had accounts payable balances of $281,000 and $95,000, respectively, associated with related parties. At December 31, 2007 and 2006, the Company had an accrued current liability to related parties of $59,000 and $47,000, respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company’s equity method investments, TSYS de México and CUP Data.

The table below summarizes revenues derived from affiliated companies for the years ended December 31, 2007, 2006 and 2005. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

(in thousands)	2007	2006	2005

Electronic payment processing services	$5,558	5,088	4,998
Merchant acquiring services	—	—	2,378
Other services	9,016	7,765	7,024
Reimbursable items	2,455	1,839	3,005

During 2007, the Company and Synovus and its affiliates were parties to various agreements to provide certain services between one another. The table below summarizes expenses associated with affiliated companies for the years ended December 31, 2007, 2006 and 2005 by expense category. Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

(in thousands)	2007	2006	2005

Salaries and other personnel expense	$1,138	1,070	588
Net occupancy and equipment expense	(1,085)	(1,000)	(882)
Other operating expenses	9,492	9,570	8,433

Nonoperating Income

The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties for the years ended December 31, 2007, 2006 and 2005.

(in thousands)	2007	2006	2005

Interest income from Synovus affiliate banks	$16,456	7,540	2,828
Interest expense paid to Synovus affiliate banks	—	—	37

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $528.4 million, $41.5 million and $31.9 million in 2007, 2006 and 2005, respectively. TSYS received cash dividends from its equity method equity investments of approximately $3.0 million, $2.4 million and $1.7 million in 2007, 2006 and 2005, respectively.

Stock Options

Prior to the spin–off, certain officers of TSYS and other TSYS employees participated in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2007, 2006 and 2005 as follows:

(in thousands, except per share data)	2007	2006	2005

Number of shares under options	103	305	697
Weighted average exercise price	$31.93	27.67	28.71

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant.

Prior to the spin–off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, outstanding Synovus stock options granted to TSYS employees were converted to TSYS options on December 31, 2007. Refer to Note 14 in the consolidated financial statements for more information on stock options.

Post Spin-off

The Company continues to provide electronic payment processing and other services to Synovus subsequent to the spin–off. Beginning January 1, 2008, the Company’s transactions with Synovus and its affiliates will no longer be considered related party transactions.

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

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 160 (SFAS No. 160), “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. SFAS No. 160 applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative information must be recast to classify noncontrolling interests in equity, attribute net income and other comprehensive income to noncontrolling interests, and to provide other disclosures. SFAS No. 160 is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 160 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), “Business Combinations.” SFAS No. 141R requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value.” SFAS No. 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. SFAS No. 141R is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 141R on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-11 (EITF 06-11), “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” This guidance requires that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 is effective for the tax benefits of dividends declared in fiscal years beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-11 on its financial position, results of operations and cash flows to be material.

In March 2007, the EITF reached a consensus on EITF Issue No. 06-10 (EITF 06-10), “Accounting for Collateral Split-Dollar Life Insurance Arrangements.” This guidance requires that for an endorsement split-dollar life insurance arrangement (in which a company owns and controls the insurance policy), an employer should recognize a liability for future benefits in accordance with either Statement of Financial Accounting Standards No. 106 (SFAS No. 106), “Employers’ Accounting for Postretirement Benefits Other Than Pensions” or Accounting Principles Board Opinion No. 12 (APB 12) , “Omnibus Opinion — 1967” if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit based on the substantive arrangement with the employee. Entities should recognize the effects of applying the consensus in this guidance as a change in accounting principle through a cumulative-effect adjustment to retained earnings and other components of equity or net assets in the statement of financial position. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-10 on its financial position, results of operations and cash flows to be material.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 159 on its financial position, results of operations and cash flows to be material.

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

In September 2006, the EITF reached a consensus on EITF Issue No. 06-4 (EITF 06-4), “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” EITF 06-4 requires an employer to recognize a liability for future benefits based on the substantive agreement with the employee. EITF 06-4 requires a company to use the guidance prescribed in SFAS No. 106, and APB 12 when entering into an endorsement split-dollar life insurance agreement and recognizing the liability. EITF 06-4 is effective for fiscal periods beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-4 on its financial position, results of operations and cash flows to be material.

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data presented on page 15:

	Percentage of
	Total Revenues
	Years Ended			Percentage Change in
	December 31,			Dollar Amounts
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Revenues:
Electronic payment processing services	52.9%	55.3	54.3	(3.4)%	13.7%
Merchant acquiring services	14.1	14.6	14.8	(2.4)	9.6
Other services	12.1	10.4	11.4	17.8	1.4

Revenues before reimbursable items	79.1	80.3	80.5	(0.4)	11.2
Reimbursable items	20.9	19.7	19.5	7.1	12.6

Total revenues	100.0	100.0	100.0	1.0	11.5

Expenses:
Salaries and other personnel expense	31.9	29.2	28.8	10.4	13.1
Net occupancy and equipment expense	15.1	18.3	18.9	(16.5)	8.1
Spin related expenses	0.8	—	—	nm	—
Other operating expenses	11.7	12.8	14.9	(7.3)	(4.3)

Expenses before reimbursable items	59.5	60.3	62.6	(0.3)	7.4
Reimbursable items	20.9	19.7	19.5	7.1	12.6

Total expenses	80.4	80.0	82.1	1.6	8.7

Operating income	19.6	20.0	17.9	(1.0)	24.4
Nonoperating income	1.3	0.8	0.3	63.7	nm

Income before income taxes, minority interest and equity in income of equity investments	20.9	20.8	18.2	1.6	27.4
Income taxes	8.0	7.1	6.5	13.9	22.2

Income before minority interest and equity in income of equity investments	12.9	13.7	11.7	(4.7)	30.2
Minority interests in consolidated subsidiaries’ net income	(0.1)	(0.0)	(0.0)	nm	nm
Equity in income of equity investments	0.3	0.2	0.4	27.2	(30.8)

Net income	13.1%	13.9	12.1	(4.7)	28.1

nm = not meaningful

Results of Operations

Revenues

Total revenues increased 1.0%, or $18.7 million, for the year ended December 31, 2007, compared to the year ended December 31, 2006, which increased 11.5%, or $184.2 million, compared to the year ended December 31, 2005. The increases in revenues for 2007 and 2006 include an increase of $17.8 million and an increase of $2.1 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches. Excluding reimbursable items, revenues decreased 0.4%, or $6.3 million, for the year ended December 31, 2007, compared to the year ended December 31, 2006, which increased 11.2%, or $144.6 million, compared to the year ended December 31, 2005. The Company expanded its product and service offerings through acquisitions in 2006 and 2005. The impact of those acquisitions on consolidated total revenues for each of the years presented was $329.0 million in 2007, $295.0 million in 2006 and $257.9 million in 2005.

International Revenue

TSYS provides services to its clients worldwide and plans to continue to expand its service offerings internationally in the future. TSYS’ international revenues are generated by TSYS and its consolidated entities. With the acquisition of TSYS Card Tech in 2006, TSYS has extended its geographic reach into Asia Pacific, Europe, the Middle East and Africa, and as such, has increased its international revenues. Total revenues from clients domiciled outside the United States for the years ended December 31, 2007, 2006 and 2005, respectively, are summarized below:

				Percent Change
(in millions)	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Europe	$211.8	158.8	132.6	33.4%	19.9%
Canada	126.8	102.0	89.9	24.2	13.5
Japan	24.5	18.6	15.6	31.9	19.0
Mexico	14.0	12.3	7.6	14.3	60.8
Other	28.5	13.4	3.1	113.3	nm

Totals	$405.6	305.1	248.8	33.0	22.7

nm = not meaningful

The Company has two equity investments located in Mexico and China that are accounted for under the equity method of accounting. TSYS does not include the revenues of its equity investments in consolidated revenues.

Refer to Note 22 in the consolidated financial statements for further information on the acquisition of TSYS Card Tech.

International revenues for the years ended December 31, 2007 and 2006 include revenues of approximately $33.8 million and $13.1 million, respectively, associated with TSYS Card Tech for several countries and regions, including Europe, Japan and Other.

Total revenues from clients based in Europe was $211.8 million for 2007, a 33.4% increase over the $158.8 million in 2006, which was a 19.9% increase over the $132.6 million in 2005. The growth in revenues in 2007 and in 2006 from clients based in Europe was the result of the growth of existing clients, the conversion of new accounts, the effect of currency translation and the increased use of value added products and services by clients in Europe.

TSYS expects to continue to grow its international revenues in the future through acquisitions, business expansion, new client signings and internal growth. TSYS may also grow as European financial institutions phase-in the Single Euro Payments Area (SEPA) requirements.

The purpose of SEPA is to treat all Euro payments in the Euro area as domestic payments and move the Euro area towards a more integrated payments market. The European Payments Council’s plan for implementation of SEPA is structured in three phases: a design phase, an implementation phase and a migration phase. SEPA went live on January 28, 2008. The migration phase, which is scheduled to be completed by the end of 2010, is a period in which the European national payment schemes will coexist with the new SEPA schemes in order to allow a gradual market-driven migration to SEPA. As the deadlines approach, more European financial institutions may look to outsource their payment processing functions to third-party providers, such as TSYS.

The Company has also seen some growth in international revenues as a result of providing products and services to implement the EMV standard for secure payments. EMV is a standard for interoperation of IC cards (chip cards) and IC capable POS terminals, for authenticating credit and debit card payments. The name EMV is derived from the initial letters of Europay, MasterCard and Visa, the three companies which originally cooperated to develop the standard. JCB (formerly Japan Credit Bureau) joined the organization in December 2004. IC card systems based on EMV are being phased in across the world, under names such as “IC Credit” and “Chip and PIN”.

The purpose and goal of the EMV standard is to specify interoperation between EMV compliant IC cards and EMV compliant credit card payment terminals throughout the world. There are two major benefits to moving to smart card based credit card payment systems: improved security (with associated fraud reduction), and the possibility for finer control of “offline” credit card transaction approvals. EMV financial transactions are more secure against fraud than traditional credit card payments which use the data encoded in a magnetic stripe on the back of the card. Although not the only possible method, the majority of implementations of EMV cards and terminals confirm the identity of the cardholder by requiring the entry of a PIN (Personal Identification Number) rather than signing a paper receipt.

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

For the years ended December 31, 2007, 2006 and 2005, value added products and services represented 12.8%, 12.4% and 12.6%, respectively, of total revenues. Revenues from these products and services, which include some reimbursable items paid to third-party vendors, increased 4.5%, or $10.0 million, for 2007 compared to 2006, and increased 9.8%, or $19.7 million, for 2006 compared to 2005.

The majority of the $10.0 million increase in 2007 in value added products and services relates to the suite of tools the Company offers related to fraud detection. TSYS offers a suite of detection, prevention and management tools to more effectively manage portfolio risk and protect against fraud. These tools evaluate authorizations, payments, non-authorized transactions and account maintenance for fraud risk and help identify potential fraud patterns. For the year ended December 31, 2007, fraud detection represents approximately 42.3% of the total value added products and services offered by the Company, as compared to 39.2% for 2006.

Major Customers

A significant amount of the Company’s revenues is derived from long-term contracts with large clients, including its major customers. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. The loss of any one of the Company’s major customers could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

In August 2005, TSYS finalized a five year definitive agreement with Capital One to provide processing services for its North American portfolio of consumer and small business credit card accounts. In October 2006, TSYS converted the vast majority of the Capital One portfolio onto its TS2 platform. TSYS completed the Capital One conversion in March 2007. TSYS expects to maintain the card processing functions of Capital One for at least five years. After a minimum of three years of processing with TSYS, the agreement provides Capital One the opportunity to license TS2 under a long-term payment structure.

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

On October 13, 2004, TSYS finalized a definitive agreement with Chase to service the combined card portfolios of Chase Card Services and to upgrade its card-processing technology. Pursuant to the agreement, TSYS converted the consumer accounts of Chase to a modified version of TS2 in July 2005. In July 2007, Chase had the option to either extend the processing agreement for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TSYS’ processing system with a six-year payment term. Chase discontinued its processing agreement at the end of July 2007 according to the original schedule and began processing in-house.

Although the revenues associated with the Chase licensing arrangement are expected to be much lower than the revenues associated with the Chase consumer processing arrangement, management believes the impact should not have a material adverse effect on TSYS’ financial position, results of operations or cash flows, as TSYS has implemented a paring down of the resources dedicated to the consumer portfolio through employee attrition and/or redeployment, as well as through equipment lease expirations. TSYS expects to continue to support Chase in processing its commercial portfolio.

With the migration to a licensing arrangement and the resulting reduction in revenues, TSYS believes that the revenues from Chase for periods following the migration will represent less than 10% of TSYS’ total consolidated revenues.

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

AOF Information (in millions)

				Percent Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

At December 31,	375.5	416.4	437.9	(9.8)%	(4.9)%
YTD Average	401.2	415.6	401.1	(3.5)	3.6

AOF by Portfolio Type (in millions)

							Percent Change
At December 31,	2007	%	2006	%	2005	%	2007 vs. 2006	2006 vs. 2005

Consumer	201.5	53.7%	262.7	63.0%	267.5	61.1%	(23.3)%	(1.8)%
Retail	56.8	15.1	55.3	13.3	87.0	19.9	2.7	(36.4)
Stored value	49.2	13.1	40.7	9.8	26.9	6.1	20.8	51.5
Commercial	39.0	10.4	32.1	7.7	30.1	6.9	21.6	6.5
Government services	23.7	6.3	21.2	5.1	18.8	4.3	11.8	12.7
Debit	5.3	1.4	4.4	1.1	7.6	1.7	19.3	(41.8)

Total	375.5	100.0%	416.4	100.0%	437.9	100.0%	(9.8)	(4.9)

AOF by Geographic Area (in millions)

							Percent Change
At December 31,	2007	%	2006	%	2005	%	2007 vs. 2006	2006 vs. 2005

Domestic	301.3	80.2%	348.5	83.7%	381.8	87.2%	(13.6)%	(8.7)%
International	74.2	19.8	67.9	16.3	56.1	12.8	9.3	21.0

Total	375.5	100.0%	416.4	100.0%	437.9	100.0%	(9.8)	(4.9)

Activity in AOF (in millions)

	2006 to 2007	2005 to 2006	2004 to 2005

Beginning balance	416.4	437.9	357.6
Internal growth of existing clients	40.3	36.6	40.8
New clients	24.2	91.2	51.8
Purges/Sales	(11.8)	(16.4)	(9.6)
Deconversions	(93.6)	(132.9)	(2.7)

Ending balance	375.5	416.4	437.9

Electronic Payment Processing Services

Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts. Due to the strong organic growth of TSYS clients and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow for all years except 2007.

Electronic payment processing services revenues decreased 3.4%, or $33.1 million, for the year ended December 31, 2007, compared to the year ended December 31, 2006, which increased 13.7%, or $119.3 million, compared to the year ended December 31, 2005. The impact of acquisitions on consolidated electronic payment processing services revenues for each of the years presented was $33.2 million in 2007 and $12.4 million in 2006.

TSYS deconverted the consumer portfolio of Bank of America in October 2006, and the Sears consumer MasterCard and private-label accounts in June 2006. The results for the year ended December 31, 2006 include processing revenues of approximately $242.3 million associated with deconverted portfolios, including Bank of America and Sears. The Company was able to partially offset these losses in revenues in 2007 with the conversion of new accounts and strong internal growth of existing clients.

The Company believes it will continue to expand its electronic payment processing services through the internal growth of existing clients and the conversion of new accounts, primarily internationally. TSYS believes it will benefit from the opportunities that will result from regulation requirements in the processing industry, such as the introduction of SEPA and the EMV standard. TSYS and all third party processors, payment gateways and other service providers, are also required to adhere to Payment Card Industry Data Security Standard (PCI DSS.)

PCI DSS applies to all systems and networks that store, process and/or transmit cardholder data, and is intended to help organizations proactively protect customer account data therefore reducing the risk and impact of data compromise. A company processing card payments must be PCI compliant or risk losing the ability to process credit card payments. As the cost of compliance increases, TSYS could benefit as in-house providers look to outsource processing of their portfolios.

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

In July 2006, TSYS acquired TSYS Card Tech, and related companies, increasing TSYS’ card issuing and merchant acquiring capabilities and extending its geographic reach to Asia Pacific, Europe, the Middle East and Africa.

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

On March 1, 2005, TSYS acquired the remaining 50% of TSYS Acquiring, formerly operating as Vital Processing Services, L.L.C., from Visa. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring’s balance sheet and results of operations. Refer to Note 22 in the consolidated financial statements for more information on the acquisition of TSYS Acquiring.

Revenues from merchant acquiring services are mainly generated by TSYS’ wholly owned subsidiary, TSYS Acquiring, and majority owned subsidiary, GP Net. Merchant acquiring services revenues decreased 2.4%, or $6.2 million, for the year ended December 31, 2007, compared to the year ended December 31, 2006 which increased 9.6%, or $22.9 million, compared to the year ended December 31, 2005. The decrease in revenues for 2007 as compared to 2006 is attributable to client deconversions in the terminal distribution businesses and price compression. The losses were partially offset by the internal transaction growth of existing clients. The increase in revenue for 2006 as compared to 2005 is completely attributable to the consolidation of TSYS Acquiring’s results effective March 1, 2005. Prior to the acquisition of TSYS Acquiring, TSYS’ revenues included fees TSYS charged to TSYS Acquiring for clearing and settlement processing support.

TSYS Acquiring’s results are driven by the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. TSYS Acquiring’s authorization and capture transactions are primarily through dial-up or Internet connectivity.

During 2007, TSYS Acquiring renewed long-term agreements with two of its top 10 clients or five of its top 20 clients, as well as signed several new clients. TSYS Acquiring also began integrated clearing and settlement processing for Discover Network card acceptance to merchant acquirers and independent sales organizations.

TSYS Acquiring also expanded its solution set during the year to include enhanced Dynamic Currency Conversion and multi-currency processing services, Spanish language telephone processing, improved Internet-based research and portfolio reporting capabilities, new Merchant Boarding and Maintenance (MBM) capabilities, and a host of new point-of-sale terminals and software applications.

Other Services

Revenues from other services consist primarily of revenues generated by TSYS’ wholly owned subsidiaries not included in electronic payment processing services or merchant acquiring services, as well as TSYS’ business process management services. These services include mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client service, collections and account solicitation services. TSYS provides clients, through its wholly owned subsidiary, Columbus Depot Equipment Company, with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. Through its wholly owned subsidiary

Columbus Productions, Inc., TSYS provides full-service commercial printing services to TSYS clients and others. TSYS Total Debt Management, Inc. (TDM) provides recovery collections work, bankruptcy process management, legal account management and skip tracing. TSYS Loyalty, Inc. (TSYS Loyalty) provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States. TSYS Managed Services EMEA, Ltd. (TSYS Managed Services) provides specialized customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in electronic payment processing and merchant acquiring activities.

Revenues from other services increased $33.0 million, or 17.8%, in 2007, compared to 2006. In 2006, revenues from other services increased $2.5 million, or 1.4%, compared to 2005. The increase in 2007 compared to 2006 is mainly attributable to the impact of acquisitions and increased debt collection services performed by TDM. Other services revenues increased in 2006 compared to 2005 primarily as a result of increased debt collection services performed by TDM, acquisitions and the revenues associated with
TSYS Loyalty. The impact of acquisitions on consolidated other services revenues for each of the years presented was $6.3 million in 2007 and $92,000 in 2006.

In November 2006, TSYS announced a joint venture with Merchants, a customer-contact company and a wholly owned subsidiary of Dimension Data, to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The new venture is called TSYS Managed Services.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS’ international clients, and these services were characterized as reimbursable items. With the new agreement, these services will be characterized as other services revenues. Refer to Note 22 in the consolidated financial statements for further information on TSYS Managed Services.

In May 2006, TSYS’ collection subsidiary renegotiated a contract with its largest client. One of the provisions that was changed related to the handling of attorney fees and court costs. Prior to the renegotiation, these fees and costs were included in other services revenues. After the renegotiation, these fees and costs are now included in reimbursables. TSYS recognized $11.3 million, $25.9 million and $32.1 million of attorney fees and court costs for the years ended December 31, 2007, 2006 and 2005, respectively, as other services revenues.

Reimbursable Items

As a result of the FASB’s EITF No. 01-14 (EITF 01-14), “Income Statement Characterization of Reimbursements Received for ’Out-of-Pocket’ Expenses Incurred,” the Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursement expense for which TSYS is reimbursed by clients is postage. Reimbursable items increased $25.0 million, or 7.1%, in 2007, as compared to 2006. Reimbursable items increased $39.6 million, or 12.6%, in 2006, as compared to 2005.

The Company’s reimbursable items are impacted by acquisitions. The impact of acquisitions on consolidated reimbursable items revenues for each of the years presented was $61.6 million in 2007, $44.9 million in 2006 and $38.0 million in 2005.

In connection with the renegotiated collection subsidiary contract discussed in other services revenues, TSYS has recognized $103.6 million of attorney fees and court costs for the year ended December 31, 2007 as reimbursable items, as compared to $20.2 million for the year ended December 31, 2006.

Operating Expenses

As a percentage of revenues, operating expenses increased in 2007 to 80.4%, compared to 80.0% and 82.1% for 2006 and 2005, respectively. As a percentage of revenues, the increase in expenses for the year ended December 31, 2007 and the decrease for the year ended December 31, 2006, includes an increase of $14.4 million and $1.1 million for 2007 and 2006, respectively, related to the effects of currency translation of the Company’s foreign based subsidiaries, branches and divisions. The impact of acquisitions on consolidated total expenses for each of the years presented was $274.2 million in 2007, $234.8 million in 2006 and $210.5 million in 2005. Operating expenses were $1,452.3 million in 2007, compared to $1,430.1 million in 2006 and $1,315.8 million in 2005.

Salaries and Other Personnel Expense

Summarized below are the major components of salaries and other personnel expense for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,			Percent Change
(in thousands)	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Salaries	$417,237	386,811	350,491	7.9%	10.4%
Employee benefits	105,868	105,367	105,320	0.5	0.0
Nonemployee wages	50,271	43,913	36,222	14.5	21.2
Share-based compensation	13,162	9,157	1,137	43.7	nm
Other	14,527	12,237	8,696	18.7	40.7
Less capitalized expenses	(24,410)	(35,241)	(39,995)	30.7	11.9

Totals	$576,655	522,244	461,871	10.4	13.1

nm = not meaningful

The impact of acquisitions on consolidated salaries and other personnel expenses for each of the years presented was $98.7 million in 2007, $74.6 million in 2006 and $54.3 million in 2005. In addition, the change in salaries and other personnel expense is associated with the normal salary increases and related benefits, offset by the level of employment costs capitalized as software development and contract acquisition costs. Salaries and other personnel expense include the accrual for performance-based incentive benefits, which includes salary bonuses, profit sharing and employer 401(k) expenses. For the years ended December 31, 2007, 2006 and 2005, the Company accrued $38.7 million, $40.0 million and $48.4 million, respectively, of performance-based incentives.

The Company maintains share-based employee compensation plans for purposes of incenting and retaining employees. In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised) (SFAS No. 123R) “Share-Based Payment,” which the Company adopted on January 1, 2006. SFAS No. 123R requires the Company to recognize compensation expense for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards. Refer to Note 14 in the consolidated financial statements for more information on share-based compensation.

Share-based compensation expenses include the impact of expensing the fair value of stock options, as well as expenses associated with nonvested shares. For the year ended December 31, 2007, share-based compensation was $13.2 million (excluding $5.4 million included in spin related expenses), compared to $9.2 million and $1.1 million for the same period in 2006 and 2005, respectively.

The Company’s salaries and other personnel expense is greatly influenced by the number of employees. Below is a summary of the Company’s employee data:

Employee Data:				Percent Change
(FTE)	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

At December 31,	6,921	6,749	6,698	2.5%	0.8%
YTD Average	6,799	6,642	6,317	2.4	5.1

The majority of the increase in the number of employees in 2007 as compared to 2006 is a result of the expansion of TSYS’ international business. The majority of the increase in the number of employees in 2006 as compared to 2005 is a result of the acquisitions of TSYS Card Tech and TSYS Managed Services, which added 265 employees.

Prior to the spin-off, Synovus provided certain administrative services, such as human resources, legal, security and tax preparation and compliance, to TSYS in exchange for a management fee, which is included in other operating expenses, to cover TSYS’ pro rata share of services. With the spin-off, TSYS will begin recruiting employees and assuming these functions during 2008. During this transition period, TSYS will continue to utilize Synovus’ administrative services until these functions are operational within TSYS in exchange for an adjusted management fee based on utilization. As it assumes these functions, the Company expects salaries and other personnel expenses to increase, while other operating expenses decrease. TSYS’ headcount will also increase approximately 60 people as these administrative services transition.

Net Occupancy and Equipment Expense

Summarized below are the major components of net occupancy and equipment expense for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,			Percent Change
(in thousands)	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Depreciation and amortization	$108,630	135,137	108,491	(19.6)%	24.6%
Equipment and software rentals	80,161	109,427	96,489	(26.7)	13.4
Repairs and maintenance	45,329	48,079	46,507	(5.7)	3.4
Asset impairments	538	—	3,619	nm	(100.0)
Other	38,496	34,611	47,593	11.2	(27.3)

Totals	$273,154	327,254	302,699	(16.5)	8.1

nm = not meaningful

The impact of acquisitions on consolidated net occupancy and equipment expenses for each of the years presented was $40.2 million in 2007, $40.5 million in 2006 and $39.7 million in 2005.

Amortization expense of licensed computer software, developed software and acquisition technology intangibles decreased 29.6%, or $27.1 million, for the year ended December 31, 2007, as compared to the year ended December 31, 2006, which increased 32.4%, or $22.4 million, as compared to the year ended December 31, 2005. The Company has certain license agreements requiring increased license fees based upon achieving certain thresholds of processing capacity commonly referred to as millions of instructions per second or MIPS. These licenses are amortized using a units-of-production basis. As a result of the deconversions during 2006 and 2007, TSYS’ total future MIPS are expected to decline, resulting in an increase in software amortization for the periods prior to the deconversion dates. As it converted the vast majority of the Capital One portfolio, TSYS was operating at its highest production capacity in the Company’s history. This capacity level was designed to maintain the service processing needs of all clients and was reduced as certain clients deconverted in October 2006. As a result of the deconversion of a consumer portfolio in October 2006, the Company accelerated the amortization of a mainframe software operating system dedicated solely to the processing of the deconverted portfolio. The acceleration resulted in an increase of approximately $11.0 million in software amortization and related prepaid maintenance in 2006. Refer to Note 6 in the consolidated financial statements for further information on computer software.

Through December 2004, the Company invested a total of $6.3 million in developing its Integrated Payments (IP) Platform supporting the on-line and off-line debit and stored value markets. This IP Platform would have given clients access to all national and regional networks, EBT programs, ATM driving and switching services for on-line debit processing.

Development relating specifically to the IP on-line debit platform primarily consisted of a third party software solution. During the first quarter of 2005, the Company evaluated its debit solution and decided to modify its approach in the debit processing market. With the acquisition of TSYS Acquiring and other debit alternatives available, TSYS determined that it would no longer market this third-party software product as its on-line debit solution. TSYS will continue to support this product for existing clients and will enhance and develop a new solution. As a result, TSYS recognized an impairment charge in net occupancy and equipment expense of approximately $3.1 million related to this asset during the first quarter of 2005. The impairment charge is reflected in the domestic-based support services segment. In September 2005, TSYS also recognized an impairment loss on developed software of $482,000.

TSYS’ equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $80.2 million for the year ended December 31, 2007, a decrease of $29.2 million, or 26.7%, compared to $109.4 million for the year ended December 31, 2006, an increase of $12.9 million, or 13.4%, compared to $96.5 million for the year ended December 31, 2005. The

Company’s equipment and software rentals decreased for 2007, as compared to 2006, as a result of reduced processing capacity for certain clients that deconverted during 2006. The Company’s equipment and software rentals increased for 2006, as compared to 2005, as a result of software licenses that are leased under processing capacity or MIPS agreements, as well as increased equipment expenses associated with providing additional capacity for the Capital One portfolio conversions.

Spin Related Expenses

In July 2007, Synovus’ Board of Directors appointed a special committee of independent directors to make a recommendation with respect to whether to distribute Synovus’ ownership interest in TSYS to Synovus’ shareholders. As a result, the TSYS Board of Directors formed a special committee of independent TSYS directors to consider the terms of any proposed spin-off by Synovus of its ownership interest in TSYS, including the size of the pre-spin cash dividend. TSYS incurred expenses associated with advisory and legal services in connection with the spin assessment. As the spin-off was finalized and completed, TSYS also incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. During the year ended December 31, 2007, the Company incurred approximately $13.5 million of spin related expenses. TSYS expects to incur additional spin related costs in 2008 associated with legal and advisory services, incremental fair value associated with the Synovus stock option conversion and other costs associated with unwinding the different commingled processes that Synovus and TSYS share. TSYS estimates that it will incur approximately $16.0 million of spin related costs in operating expenses in 2008. Refer to Note 23 in the consolidated financial statements for more information on the spin-off.

Other Operating Expenses

Summarized below are the major components of other operating expenses for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,			Percent Change
(in thousands)	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Third-party data processing services	$39,829	39,943	42,872	(0.3)%	(6.8)%
Professional advisory services	32,539	23,394	25,981	39.1	(10.0)
Travel and business development	25,784	20,208	16,692	27.6	21.1
Supplies and stationery	20,022	27,220	32,475	(26.4)	(16.2)
Amortization of conversion costs	15,887	17,840	15,920	(10.9)	12.1
Court costs associated with debt collection services	11,310	25,935	32,117	(56.4)	(19.2)
Management fees	9,031	9,040	8,272	(0.1)	9.3
Amortization of acquisition intangibles	3,118	5,108	3,205	(39.0)	59.4
Bad debt (recoveries) expense	900	(164)	3,482	nm	nm
Terminal deployment costs	780	125	34	nm	nm
Transaction processing provisions	35	10,981	7,397	nm	48.4
Other	52,042	48,223	49,644	7.9	(2.9)

Totals	$211,277	227,853	238,091	(7.3)	(4.3)

nm = not meaningful

The impact of acquisitions on consolidated other operating expenses for each of the years presented was $73.8 million in 2007, $74.7 million in 2006 and $78.5 million in 2005. The decrease of the impact of acquisitions for other operating expenses between 2006 and 2005 is the result of the closing of TSYS Acquiring’s point of sale terminal direct distribution sales office at the beginning of 2006. Other operating expenses were also impacted by the court costs associated with a debt collection arrangement, amortization of contract acquisition costs and the provision for transaction processing accruals. Amortization of contract acquisition costs associated with conversions was $15.9 million, $17.8 million and $15.9 million in 2007, 2006 and 2005, respectively.

Other operating expenses also include, among other things, costs associated with delivering merchant acquiring services, professional advisory fees, charges for processing errors, contractual commitments and bad debt expense. Management’s evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in transaction processing provisions and charges for bad debt expense are reflected in other operating expenses. For 2007, 2006 and 2005, transaction processing provisions were $35,000, $11.0 million and $7.4 million, respectively. For the year ended December 31, 2007, the Company had provisions for bad debt expense of $900,000. For the year ended December 31, 2006, the Company had recoveries of bad debt expense of $164,000. For the year ended December 31, 2005, the Company had provisions for bad debt expense of $3.5 million.

TSYS expects management fees to decrease in the future as it begins transitioning away from administrative services supplied by Synovus, and begins recruiting employees and assuming these functions starting in 2008. The majority of these types of expenses will be in salaries and other personnel expense.

Operating Income

Operating income decreased 1.0% to $353.5 million in 2007, compared to $357.1 million in 2006, which was an increase of 24.4% over 2005 operating income of $287.1 million. The operating income margin decreased to 19.6% in 2007, compared to 20.0% and 17.9% in 2006 and 2005, respectively. The decrease in operating margin for 2007 was mainly attributable to the spin related costs. The increase in operating margin for 2006 was the result of the Bank of America deconversion fee, offset by the acceleration of the associated amortization of contract acquisition costs and software amortization.

Nonoperating Income (Expense)

Nonoperating income consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income increased in 2007 and 2006, as compared to 2006 and 2005, respectively, primarily due to the increase in interest income. Interest income for 2007 was $26.9 million, a 90.8% increase compared to $14.1 million in 2006, which was a 134.8% increase compared to $6.0 million in 2005. The variation in interest income is primarily attributable to the fluctuations in the cash available for investment and higher short-term interest rates.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. Refer to Notes 11 and 23 in the consolidated financial statements for further information on the financing and the spin-off.

As a result of the one-time dividend and the revolving credit facility, TSYS expects interest income to decrease in 2008 and interest expense to increase.

For the years ended December 31, 2007 and 2006, the Company recorded a translation gain of approximately $41,000 and $1.2 million, respectively, and a translation loss of approximately $840,000 for the year ended December 31, 2005 related to intercompany loans and foreign denominated balance sheet accounts.

Occasionally, the Company will provide financing to its subsidiaries in the form of an intercompany loan which is required to be repaid in U.S. dollars. For its subsidiaries whose functional currency is something other than the U.S. dollar, the translated balance of the financing (liability) is adjusted upward or downward to match the U.S.-dollar obligation (receivable) on the Company’s financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company’s statements of income. As a result of these financing arrangements, the Company recorded a foreign currency translation gain on the Company’s financing for the years ended December 31, 2007 and 2006 of $3.4 million and $3.7 million, respectively. The balance of this financing arrangement at December 31, 2007 was approximately $4.9 million.

In August 2007, the Company’s European operation obtained a loan of £33.0 million or approximately $67.7 million from a third party, primarily to repay the U.S. parent loan. Refer to Note 11 in the consolidated financial statements for more information on the long-term financing arrangement.

The Company records foreign currency translation adjustments on foreign-denominated balance sheet accounts. The Company maintains several cash accounts denominated in foreign currencies, primarily in Euros and British Pounds Sterling (BPS). As the Company translates the foreign-denominated cash balances into U.S. dollars, the translated cash balance is adjusted upward or downward depending upon the foreign currency exchange movements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company’s statements of income. As those cash accounts have increased, the upward or downward adjustments have increased. The Company recorded a net translation loss of approximately $3.3 million, $2.5 million and $0.8 million for the years ended December 31, 2007, 2006 and 2005, respectively, related to the translation of foreign denominated balance sheet accounts, most of which were cash.

The balance of the Company’s foreign-denominated cash accounts subject to risk of translation gains or losses at December 31, 2007 was approximately $10.5 million, the majority of which is denominated in Euros.

Income Taxes

Income tax expense was $143.7 million, $126.2 million and $103.3 million in 2007, 2006 and 2005, respectively, representing effective income tax rates of 37.8%, 33.8% and 34.9%, respectively. The calculation of the effective tax rate includes minority interest in consolidated subsidiaries’ net income and equity in income of equity investments in pretax income.

In connection with the spin-off, TSYS is required to de-consolidate from the federal and state income tax filings of its parent group. As a result, the Company expects to incur $11.5 million in federal and state income taxes arising from the recapture of excess loss account benefits of $2.4 million and intercompany deferred gains being triggered of $9.1 million.

During the 2007, the Company generated state and foreign net operating losses benefits of $2.0 million in excess of its utilization capacity based on both the Company’s current operations and with consideration of future tax planning strategies. Accordingly, the Company increased its valuation allowance for deferred income tax assets by $2.0 million.

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

During the first quarter of 2006, TSYS received notices of proposed adjustments relating to taxes due for the years 2000 through 2003. As a result, TSYS recorded a reduction in previously recorded income tax liabilities of $1.7 million.

Equity in Income of Equity Investments

TSYS’ share of income from its equity in equity investments was $5.4 million, $4.2 million and $6.1 million for 2007, 2006 and 2005, respectively. Refer to Note 9 in the consolidated financial statements for more information on equity investments.

Total System Services de México, S.A. de C.V.

The Company has an equity investment with a number of Mexican banks and records its 49% ownership in the equity investment using the equity method of accounting. The operation, TSYS de México, prints statements and provides card-issuing support services to the equity investment clients and others.

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

Aircraft Enterprise

During the fourth quarter of 2007, TSYS acquired a 45% ownership interest in certain corporate aircraft for approximately $12.1 million. TSYS is using the equity method of accounting for the enterprise. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

Net Income

Net income decreased 4.7% to $237.4 million (basic EPS of $1.21 and diluted EPS of $1.20) in 2007, compared to 2006. In 2006, net income increased 28.1% to $249.2 million (basic EPS of $1.27 and diluted EPS of $1.26), compared to $194.5 million (basic and diluted EPS of $0.99) in 2005. The decrease in net income in 2007, as compared to 2006, is the result of spin-related expenses in 2007 and the inclusion of the Bank of America termination fee in 2006.

Net Profit Margin

The Company’s net profit margin for 2007 was 13.1%, compared to 13.9% and 12.1% for the years ended December 31, 2006 and 2005, respectively. TSYS’ profit margin is impacted by the consolidation of majority-owned subsidiaries. The Company recognizes only its share of net profits from these entities, while consolidating all of their revenues, which has the impact of lowering overall net profit margins.

TSYS’ net profit margin decreased for the year ended December 31, 2007 as a result of the spin-related expenses. TSYS’ net profit margin increased for the year ended December 31, 2006 as the result of the Bank of America deconversion fee, management’s focus on expense controls, lower effective tax rate and increased interest income offset by increased expenses associated with share-based compensation and increased amortization.

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

Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2007, 2006 and 2005:

(in thousands)	2007	2006	2005

Operating income	$353,511	357,082	287,129

Net income	$237,443	249,163	194,520

Total revenues	$1,805,836	1,787,171	1,602,931

Operating margin (as reported)	19.6%	20.0%	17.9%

Net profit margin (as reported)	13.1%	13.9%	12.1%

Revenue before reimbursable items	$1,428,123	1,434,433	1,289,790

Adjusted operating margin	24.8%	24.9%	22.3%

Adjusted net profit margin	16.6%	17.4%	15.1%

Pro forma Net Income

Management believes the spin-related costs, net of tax and the Bank of America termination fee, net of related amortization and taxes distort net income as defined by accounting principles generally accepted in the United States. Management evaluates the Company’s growth in net income excluding spin-related costs and the Bank of America termination fee. Management believes that net income growth excluding spin-related expenses and the Bank of America termination fee, net of amortization is more useful because it isolates expenses associated with one-time events.

Below is the reconciliation between reported net income and adjusted net income excluding spin-related items for the years ended December 31, 2007, 2006 and 2005:

				Percentage
				change
				2007	2006
				vs.	vs.
(in thousands)	2007	2006	2005	2006	2005

Net income (as reported)	$237,443	249,163	194,520	(4.7%)	28.1%
Spin-related costs, net of tax	22,650	—	—
Bank of America termination fee, net of amortization and taxes	—	(40,880)	—

Net income (as adjusted)	$260,093	208,283	194,520	24.9%	7.1%

Projected Outlook for 2008

TSYS expects its 2008 net income to increase between 7-9% as compared to 2007, based on the following assumptions: (1) expenses associated with the spin-off net of tax will be $10 million; (2) there will be no significant movements in LIBOR and TSYS will not make any significant draws on its $252 million revolving credit facility; (3) estimated total revenues will increase 7% to 9% in 2008; (4) anticipated growth levels in employment, equipment and other expenses, which are included in 2008 estimates, will be accomplished; (5) there will be no significant movement in foreign currency exchange rates related to TSYS’ business; and (6) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2007	2006	2005

Net income	$237,443	249,163	194,520
Depreciation and amortization	152,468	184,894	150,077
Other noncash items and charges, net	9,226	(3,741)	(23,561)
Net change in current and long-term assets and current and long-term liabilities	(64,275)	(44,557)	(80,447)

Net cash provided by operating activities	$334,862	385,759	240,589

TSYS’ main source of funds is derived from operating activities, specifically net income. The decrease in 2007 compared to 2006 in net cash provided by operating activities was primarily the result of decreased earnings and the net change in current and long-term assets and current and long-term liabilities. The increase in 2006 compared to 2005 in net cash provided by operating activities was primarily the result of increased earnings and the change in the use of cash related to the net change in current and long-term assets and current and long-term liabilities.

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

During 2007, the Company recognized impairment charges on property of $538,000 and contract acquisition costs of $620,000. During 2005, the Company recognized impairment charges on internally developed software of $3.6 million. Refer to Notes 5, 6 and 7 in the consolidated financial statements for more information on the impairment of developed software, property and contract acquisition costs.

Dividends Received from Equity Investments

Total cash dividends received from equity investments was $3.0 million in 2007, compared to $2.4 million and $1.7 million in 2006 and 2005, respectively.

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2007	2006	2005

Purchases of property and equipment, net	$(55,274)	(26,506)	(40,904)
Additions to licensed computer software from vendors	(33,382)	(11,858)	(12,875)
Additions to internally developed computer software	(17,785)	(13,972)	(22,602)
Cash used in acquisitions, net of cash acquired	(12,552)	(69,391)	(95,970)
Additions to contract acquisition costs	(22,740)	(42,452)	(19,468)

Net cash used in investing activities	$(141,733)	(164,179)	(191,819)

The major uses of cash for investing activities have been the addition of property and equipment, primarily computer equipment, the purchase of licensed computer software and internal development of computer software, investments in contract acquisition costs associated with obtaining and servicing new or existing clients, and business acquisitions. The major use of cash for investing activities in 2007 was for the purchase of property and equipment and additions to licensed computer software from vendors. The major use of cash for investing activities in 2006 was for the purchase of TSYS Card Tech and TSYS Managed Services and an increase in the ownership equity of CUP Data. The major use of cash for investing activities in 2005 was for the purchase of TSYS Acquiring.

Property and Equipment

Capital expenditures for property and equipment were $55.3 million in 2007, compared to $26.5 million in 2006 and $40.9 million in 2005. The majority of capital expenditures in 2007, 2006 and 2005, respectively, related to investments in new computer processing hardware.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors were $33.4 million in 2007, compared to $11.9 million in 2006 and $12.9 million in 2005. The increase in licensed computer software in 2007 related to the purchase of additional mainframe and distributed system licenses.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to and development of TS2 processing systems, were $17.8 million in 2007, $14.0 million in 2006 and $22.6 million in 2005.

The amount capitalized as software development costs in 2007 is mainly attributable to TSYS Acquiring’s development of MBM. The Company remains committed to developing and enhancing its processing solutions to expand its service offerings. In addition to developing solutions, the Company has expanded its service offerings through strategic acquisitions, such as TSYS Card Tech.

The Company has developed MBM, which provides a single point of entry system that enables acquirers to more easily load and maintain merchant profiles. The Company completed MBM in phases, and the first phase was introduced in the marketplace in July 2005 with the remaining phases introduced in 2006 and early 2007. This project reached technological feasibility prior to TSYS’ acquisition of control of TSYS Acquiring. The Company has capitalized approximately $30.4 million since the project began.

Cash Used in Acquisitions

During the fourth quarter of 2007, TSYS acquired a 45% ownership interest in jointly owned corporate aircraft for approximately $12.1 million. Refer to Note 22 in the consolidated financial statements for more information on the corporate aircraft.

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

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company’s processing systems. The Company’s investments in contract acquisition costs were $22.8 million in 2007, $42.5 million in 2006 and $19.5 million in 2005. The Company made cash payments for processing rights of $13.5 million and $10.2 million in 2007 and 2006, respectively. Conversion cost additions were $9.3 million, $32.3 million and $19.5 million in 2007, 2006 and 2005, respectively. The increase in the amount of conversion cost additions for 2006, as compared to 2005, is the result of capitalized costs related to conversions that occurred during the year.

Cash Flows from Financing Activities

(in thousands)	2007	2006	2005

Proceeds from borrowings of long-term debt	$263,946	—	48,143
Principal payments on long-term debt borrowings and capital lease obligations	(4,816)	(2,691)	(50,437)
Dividends paid on common stock	(655,246)	(51,269)	(39,418)
Repurchase of common stock	—	(22,874)	—
Other	19,412	7,237	2,957

Net cash used in financing activities	$(376,704)	(69,597)	(38,755)

The major uses of cash for financing activities have been the payment of dividends, principal payment on capital lease and software obligations and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the occasional use of borrowed funds. Net cash used in financing activities for the year ended December 31, 2007 was $376.7 million primarily as a result of payments of cash dividends. The Company used $69.6 million in cash for financing activities for the year ended December 31, 2006 primarily for the purchase of common stock, payment of cash dividends and principal payments on capital lease obligations. Net cash used in financing activities for the year ended December 31, 2005 was $38.8 million primarily as a result of payments of cash dividends.

On October 25, 2007, TSYS announced that it had entered into an agreement and plan of distribution with Synovus under which Synovus planned to distribute all of its shares of TSYS stock to Synovus’ shareholders in a spin-off transaction, which spin-off took place on December 31, 2007. Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend with a combination of cash on hand and the use of a revolving credit facility. Refer to Note 11 in the consolidated financial statements for more information on the long-term debt financing. Refer to Note 23 in the consolidated financial statements for more information on the spin-off.

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represented slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS’ current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76. The Company has approximately 8,898,000 shares remaining that could be repurchased under the stock repurchase plan.

Financing

In December 2007, TSYS entered into a credit agreement with Bank of America N.A., Royal Bank of Scotland plc, and other lenders which provides for a $252.0 million five year unsecured revolving credit facility and a $168.0 million unsecured term loan. The proceeds from the credit facility will be used for working capital and other corporate purposes, including to finance the repurchase by TSYS of its capital stock. Refer to Note 11 in the consolidated financial statements for more information on the long-term debt financing.

In December 2007, the Company financed the purchase of $22.0 million of mainframe and distributed system software licenses with a note payable with the vendor. The term of the note is 39 months and the interest rate is 3.95%. Refer to Note 11 in the consolidated financial statements for further information on long-term debt.

On August 3, 2007, the Company’s European operation obtained a loan of £33.0 million or approximately $67.7 million from a third party mainly to repay the U.S. parent loan. Refer to Note 11 in the consolidated financial statements for more information on the long-term financing arrangement.

In January 2007, the Company’s operation in Japan borrowed ¥250 million, or approximately $2.1 million, through a short-term note. The interest rate on the note is the Japan prime rate plus 375 basis points. The term of the note is one year. Refer to Note 11 in the consolidated financial statements for more information on the note.

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. Refer to Note 11 of the consolidated financial statements for more information regarding the long-term financing arrangement between TSYS Managed Services and Merchants. At the end of December 2007, the balance of the financing arrangement was approximately £2.0 million, or approximately $3.9 million.

In connection with the purchase of the campus in 2003, TSYS obtained a $45.0 million long-term line of credit from a banking affiliate of Synovus. The Company used the facility, borrowing and repaying approximately $48.1 million during 2005. The line of credit expired on June 30, 2006. Refer to Note 2 in the consolidated financial statements for more information on related party transactions.

Dividends

Dividends on common stock of $655.2 million were paid in 2007, compared to $51.3 million and $39.4 million in 2006 and 2005, respectively. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share. On April 21, 2005, the Company announced an increase in its quarterly dividend of 50% from $0.04 to $0.06 per share.

In connection with the spin-off, TSYS shareholders received a special cash dividend of approximately $3.03 per share.

Significant Noncash Transactions

During 2007, 2006 and 2005, the Company issued 241,260, 425,925 and 226,902 shares of common stock to certain key employees and non-management members of its board of directors under nonvested shares for services to be provided by such individuals in the future. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

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

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2007, for the next five years and thereafter:

	Contractual Cash Obligations
	Payments Due By Period
		1 Year	2 - 3	4 - 5	After
(in millions)	Total	or Less	Years	Years	5 Years

Operating leases	$323.0	98.0	171.4	32.7	20.9
Debt obligations	261.3	8.6	79.0	5.7	168.0
Capital lease obligations	7.0	3.1	3.7	0.1	0.1

Total contractual cash obligations	$591.3	109.7	254.1	38.5	189.0

The total liability (with state amounts tax effected) for uncertain tax positions under FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” at December 31, 2007 is $6.1 million. Refer to Note 18 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect a significant payment related to these obligations within the next year.

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

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 2.1:1. At December 31, 2007, TSYS had working capital of $312.8 million, compared to $448.9 million in 2006 and $235.3 million in 2005.

Legal Proceedings

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for litigation and similar matters when these matters present loss contingencies that TSYS determines to be both probable and reasonably estimable.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS’ belief with respect to its percentage of market share of specified markets and its expectation with respect to commercial card and domestic consumer card processing market share through 2008; (ii) TSYS’ expectation that Nationwide will rank among its largest clients; (iii) TSYS’ plans to continue to expand its service offerings internationally and expectation that international revenues will continue to grow; (iv) TSYS’ expectation that it will maintain the card processing functions of Capital One for at least five years; (v) management’s belief that Chase’s discontinuation of its processing agreement will not have a material adverse affect on TSYS; (vi) TSYS’ belief that it will continue to expand its electronic payment processing services through the internal growth of existing clients and the conversion of new accounts, primarily internationally; (vii) TSYS’ expectation that it will continue supporting commercial card accounts for Citibank as well as its Banamex USA consumer accounts; (viii) TSYS’ expectation with respect to spin-related costs; (ix) TSYS’ expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (x) the Board’s intention to continue to pay cash dividends on TSYS stock; (xi) TSYS’ expected net income growth for 2008; (xii) TSYS’ belief with respect to lawsuits, claims and other complaints; (xiii) the expected financial impact of recent accounting pronouncements; (xiv) management’s expectations about the benefits of the spin-off; (xv) TSYS’ expectation with respect to certain tax matters; and the assumptions underlying such statements, including, with respect to TSYS’ expected increase in net income for 2008: (a) expenses associated with the spin-off will be approximately $10 million net of tax; (b) there will be no significant movements in LIBOR and TSYS will not make any significant draws on its revolving credit facility; (c) estimated total revenues will increase 7% to 9% in 2008; (d) there will be no significant movement in foreign currency exchange rates related to TSYS’ business; (e) anticipated growth levels in employment, equipment and other expenses, which are included in 2008 estimates, will be accomplished; and (f) TSYS will not incur significant expenses associated with the conversion of new large clients and/or acquisitions, or any significant impairment of goodwill or other intangibles. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward looking statements. Many of these factors are beyond TSYS’ ability to control or predict. These factors include, but are not limited to: (i) revenues that are lower than anticipated; (ii) expenses associated with the spin-off are higher than expected; (iii) movements in LIBOR are greater than expected and draws on the revolving credit facility are greater than expected; (iv) TSYS incurs expenses associated with the signing of a significant client; (v) internal growth rates for TSYS’ existing clients are lower than anticipated; (vi) TSYS does not convert and deconvert clients’ portfolios as scheduled; (vii) adverse developments with respect to foreign currency exchange rates; (viii) adverse developments with respect to entering into contracts with new clients and retaining current clients; (ix) continued consolidation in the financial services industry, including the merger of TSYS clients with entities that are not TSYS clients or the sale of portfolios by TSYS clients to entities that are not TSYS clients; (x) TSYS is unable to control expenses and increase market share, both domestically and internationally; (xi) adverse developments with respect to the credit card industry in general, including a decline in the use of cards as a payment mechanism; (xii) TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending; (xiii) the impact of acquisitions, including their being more difficult to integrate than anticipated; (xiv) the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto; (xv) the impact of the application of and/or changes in accounting principles; (xvi) TSYS’ inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies; (xvii) TSYS’ inability to anticipate and respond to technological changes, particularly with respect to e-commerce; (xviii) changes occur in laws, regulations, credit card associations rules or other industry standards affecting TSYS’ business which require significant product redevelopment efforts or reduce the market for or value of its products; (xix) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection; (xx) no material breach of security of any of our systems; (xxi) overall market conditions; (xxii) the loss of a major supplier; (xxiii) the impact on TSYS’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; and (xxiv) TSYS’ ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Consolidated Balance Sheets

	December 31,
(in thousands, except per share data)	2007	2006

Assets
Current assets:
Cash and cash equivalents (includes $136.4 million and $241.0 million on deposit with a related party at 2007 and 2006, respectively) (Notes 2 and 3)	$210,518	389,123
Restricted cash (includes $8.2 million and $5.0 million on deposit with a related party at 2007 and 2006, respectively) (Note 2)	29,688	31,568
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $10.1 million and $11.0 million at 2007 and 2006, respectively (includes $331 and $34 from related parties at 2007 and 2006, respectively) (Note 2)	256,970	246,637
Deferred income tax assets (Note 18)	17,152	21,556
Prepaid expenses and other current assets (Note 4)	72,250	55,832

Total current assets	586,578	744,716
Property and equipment, net of accumulated depreciation and amortization (Notes 5 and 20)	283,138	271,321
Computer software, net of accumulated amortization (Note 6)	205,830	216,450
Contract acquisition costs, net (Note 7)	151,599	167,449
Goodwill, net (Note 8)	142,545	133,337
Equity investments (Note 9)	80,905	62,064
Other intangible assets, net of accumulated amortization (Note 10)	13,462	21,314
Other assets	14,963	17,590

Total assets	$1,479,020	1,634,241

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued salaries and employee benefits	$85,142	80,697
Accounts payable (includes $281 and $95 payable to related parties at 2007 and 2006, respectively) (Note 2)	41,817	31,589
Current portion of long-term debt (Note 11)	8,648	—
Current portion of obligations under capital leases (Note 11)	3,080	3,156
Other current liabilities (includes $11.2 million payable to related parties at both 2007 and 2006) (Notes 2 and 12)	135,108	180,345

Total current liabilities	273,795	295,787
Long-term debt, excluding current portion (Note 11)	252,659	—
Deferred income tax liabilities (Note 18)	67,428	75,019
Obligations under capital leases, excluding current portion (Note 11)	3,934	3,625
Other long-term liabilities	28,151	36,221

Total liabilities	625,967	410,652

Minority interests in consolidated subsidiaries	8,580	6,229

Shareholders’ equity (Notes 13, 14, 15 and 16):
Common stock — $0.10 par value. Authorized 600,000 shares; 199,660 and 198,676 issued at 2007 and 2006, respectively; 197,965 and 196,912 outstanding at 2007 and 2006, respectively	19,966	19,868
Additional paid-in capital	104,762	66,677
Accumulated other comprehensive income, net	28,322	20,641
Treasury stock (shares of 1,695 and 1,764 at 2007 and 2006, respectively)	(34,138)	(35,233)
Retained earnings	725,561	1,145,407

Total shareholders’ equity	844,473	1,217,360

Commitments and contingencies (Note 17)
Total liabilities and shareholders’ equity	$1,479,020	1,634,241

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share data)	2007	2006	2005

Revenues:
Electronic payment processing services (includes $5.6 million, $5.1 million and $5.0 million from related parties for 2007, 2006 and 2005, respectively)	$955,926	989,062	869,788
Merchant acquiring services (includes $2.4 million from related parties for 2005)	254,069	260,275	237,418
Other services (includes $9.0 million, $7.8 million and $7.0 million from related parties for 2007, 2006 and 2005, respectively)	218,128	185,096	182,584

Revenues before reimbursable items	1,428,123	1,434,433	1,289,790
Reimbursable items (includes $2.5 million, $1.8 million and $3.0 million from related parties for 2007, 2006 and 2005, respectively)	377,713	352,738	313,141

Total revenues (Notes 2 and 20)	1,805,836	1,787,171	1,602,931

Expenses:
Salaries and other personnel expense (Notes 14 and 19)	576,655	522,244	461,871
Net occupancy and equipment expense	273,154	327,254	302,699
Spin related expenses (Note 23)	13,526	—	—
Other operating expenses (includes $9.5 million, $9.6 million and $8.4 million to related parties for 2007, 2006 and 2005, respectively)	211,277	227,853	238,091

Expenses before reimbursable items	1,074,612	1,077,351	1,002,661
Reimbursable items	377,713	352,738	313,141

Total expenses (Note 2)	1,452,325	1,430,089	1,315,802

Operating income	353,511	357,082	287,129

Nonoperating income (expense):
Interest income (includes $16.5 million, $7.5 million and $2.8 million from related parties for 2007, 2006 and 2005, respectively) (Note 2)	26,925	14,113	6,012
Interest expense (Note 2)	(3,133)	(573)	(374)
Gain (loss) on foreign currency translation, net	41	1,232	(840)
Other income	347	—	—

Total nonoperating income	24,180	14,772	4,798

Income before income taxes, minority interests and equity in income of equity investments	377,691	371,854	291,927
Income taxes (Note 18)	143,668	126,182	103,286

Income before minority interest and equity in income of equity investments	234,023	245,672	188,641
Minority interests in consolidated subsidiaries’ net income	(1,976)	(752)	(256)
Equity in income of equity investments (Note 9)	5,396	4,243	6,135

Net income	$237,443	249,163	194,520

Basic earnings per share	$1.21	1.27	0.99

Diluted earnings per share	$1.20	1.26	0.99

Weighted average common shares outstanding	196,759	196,744	197,145
Increase due to assumed issuance of shares related to common equivalent shares	406	333	200

Weighted average common and common equivalent shares outstanding	197,165	197,077	197,345

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2007	2006	2005

Cash flows from operating activities:
Net income	$237,443	249,163	194,520
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in consolidated subsidiaries’ net income	1,976	752	256
(Gain) loss on foreign currency translation, net	(41)	(1,232)	840
Equity in income of equity investments	(5,396)	(4,243)	(6,135)
Dividends received from equity investments (Note 2)	2,994	2,371	1,659
Share-based compensation	18,620	9,157	1,137
Depreciation and amortization	152,468	184,894	150,077
Asset impairments	1,158	—	3,619
Provisions for (recoveries of) bad debt expenses and billing adjustments	(568)	1,614	4,589
Charges for transaction processing provisions	35	10,981	7,397
Deferred income tax (benefit) expense	(10,052)	(23,288)	(39,458)
Loss on disposal of equipment, net	500	147	2,535
(Increase) decrease in:
Accounts receivable	(8,997)	(47,056)	(13,164)
Prepaid expenses, other current assets and other long-term assets	(14,870)	12,342	11,496
Increase (decrease) in:
Accounts payable	10,080	673	(51,138)
Accrued salaries and employee benefits	4,445	(5,416)	21,420
Excess tax benefit from share-based payment arrangements	(8,507)	(2,984)	—
Other current liabilities and other long-term liabilities	(46,426)	(2,116)	(49,061)

Net cash provided by operating activities	334,862	385,759	240,589

Cash flows from investing activities:
Purchases of property and equipment, net	(55,274)	(26,506)	(40,904)
Additions to licensed computer software from vendors	(33,382)	(11,858)	(12,875)
Additions to internally developed computer software	(17,785)	(13,972)	(22,602)
Cash acquired in acquisitions	—	8,150	38,798
Cash used in acquisitions	(12,552)	(77,541)	(134,768)
Additions to contract acquisition costs	(22,740)	(42,452)	(19,468)

Net cash used in investing activities	(141,733)	(164,179)	(191,819)

Cash flows from financing activities:
Proceeds from borrowings of long-term debt	263,946	—	48,143
Excess tax benefit from share-based payment arrangements	8,507	2,984	—
Principal payments on long-term debt borrowings and capital lease obligations	(4,816)	(2,691)	(50,437)
Dividends paid on common stock (includes $528.4 million, $41.5 million and $31.9 million to a related party for 2007, 2006 and 2005, respectively) (Note 2)	(655,246)	(51,269)	(39,418)
Proceeds from exercise of stock options	11,672	4,253	2,957
Debt issuance costs	(767)	—	—
Repurchases of common stock	—	(22,874)	—

Net cash used in financing activities	(376,704)	(69,597)	(38,755)

Effect of exchange rate changes on cash and cash equivalents	4,970	(429)	(4,252)

Net (decrease) increase in cash and cash equivalents	$(178,605)	151,554	5,763
Cash and cash equivalents at beginning of year	389,123	237,569	231,806

Cash and cash equivalents at end of year	$210,518	389,123	237,569

Cash paid for interest	$2,670	573	374

Cash paid for income taxes, net of refunds	$176,141	144,880	135,630

Significant noncash transactions (Note 21)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity and
Comprehensive Income

				Accumulated
			Additional	Other			Total
	Common Stock		Paid-In	Comprehensive	Treasury	Retained	Shareholders’
(in thousands, except per share data)	Shares	Dollars	Capital	Income (Loss)	Stock	Earnings	Equity

Balance as of December 31, 2004	197,587	$19,759	$44,732	$15,373	$(13,573)	$798,321	$864,612
Comprehensive income:
Net income	—	—	—	—	—	194,520	194,520
Other comprehensive income, net of tax (Note 16):
Foreign currency translation	—	—	—	(9,688)	—	—	(9,688)

Other comprehensive income	—	—	—	—	—	—	(9,688)

Comprehensive income	—	—	—	—	—	—	184,832
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	184	—	732	—	916
Common stock issued for exercise of stock options (Note 14)	155	15	2,026	—	—	—	2,041
Common stock issued for nonvested awards (Note 14)	227	22	(22)	—	—	—	—
Share-based compensation (Note 14)	—	—	1,137	—	—	—	1,137
Cash dividends declared ($0.22 per share)	—	—	—	—	—	(43,376)	(43,376)
Issuance of common stock under commitment to charitable foundation	6	1	99	—	—	—	100
Tax benefits associated with stock options	—	—	2,510	—	—	—	2,510

Balance as of December 31, 2005	197,975	19,797	50,666	5,685	(12,841)	949,465	1,012,772
Comprehensive income:
Net income	—	—	—	—	—	249,163	249,163
Other comprehensive income, net of tax (Note 16):
Foreign currency translation	—	—	—	15,885	—	—	15,885
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	(929)	—	—	(929)

Other comprehensive income	—	—	—	—	—	—	14,956

Comprehensive income	—	—	—	—	—	—	264,119
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	117	—	482	—	599
Common stock issued for exercise of stock options (Note 14)	275	28	3,595	—	—	—	3,623
Common stock issued for nonvested awards (Note 14)	426	43	(43)	—	—	—	—
Share-based compensation (Note 14)	—	—	9,150	—	—	—	9,150
Cash dividends declared ($0.27 per share)	—	—	—	—	—	(53,221)	(53,221)
Purchase of treasury shares (Note 15)	—	—	—	—	(22,874)	—	(22,874)
Tax benefits associated with stock options	—	—	3,192	—	—	—	3,192

Balance as of December 31, 2006	198,676	19,868	66,677	20,641	(35,233)	1,145,407	1,217,360
Cumulative effect of adoption of FIN 48 (Note 18)	—	—	—	—	—	(1,969)	(1,969)
Comprehensive income:
Net income	—	—	—	—	—	237,443	237,443
Other comprehensive income, net of tax (Note 16):
Foreign currency translation	—	—	—	7,632	—	—	7,632
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	49	—	—	49

Other comprehensive income	—	—	—	—	—	—	7,681

Comprehensive income	—	—	—	—	—	—	245,124
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	314	—	1,095	—	1,409
Common stock issued for exercise of stock options (Note 14)	752	75	10,188	—	—	—	10,263
Common stock issued for nonvested awards (Note 14)	225	22	(22)	—	—	—	—
Common stock issued under commitment to charitable foundation	7	1	99	—	—	—	100
Difference in carrying value of asset transferred from related party	—	—	371	—	—	—	371
Share-based compensation (Note 14)	—	—	18,430	—	—	—	18,430
Cash dividends declared ($3.31 per share)	—	—	—	—	—	(655,320)	(655,320)
Tax benefits associated with stock options	—	—	8,705	—	—	—	8,705

Balance as of December 31, 2007	199,660	$19,966	$104,762	$28,322	$(34,138)	$725,561	$844,473

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1	Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS:  Total System Services, Inc. (TSYS or the Company) provides electronic payment processing and related services to financial and nonfinancial institutions located in the United States and internationally. The Company offers merchant acquiring services to financial institutions and other organizations in the United States through its wholly owned subsidiary, TSYS Acquiring Solutions, L.L.C. (TSYS Acquiring, formerly Vital Processing Services, L.L.C.), and Japan through its majority owned subsidiary, GP Network Corporation (GP Net).

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

ACCOUNTS RECEIVABLE:  Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $10.1 million and $11.0 million at December 31, 2007 and December 31, 2006, respectively.

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

All ordinary repairs and maintenance costs are expensed as incurred. Maintenance costs that extend the asset life are capitalized and amortized over the remaining estimated life of the asset.

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

EQUITY INVESTMENTS:  TSYS’ 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Mexico, is accounted for using the equity method of accounting, as is TSYS’ 44.56% investment in China UnionPay Data Co., Ltd. (CUP Data) headquartered in Shanghai, China. TSYS’ 45% ownership in a jointly owned and operated enterprise of corporate aircraft is also accounted for using the equity method of accounting. TSYS’ equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

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

The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with Accounting Principles Board (APB) Opinion No. 18 (APB 18), “The Equity Method of Accounting for Investments in Common Stock,” shall not be amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with SFAS No. 142, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of APB 18. Equity method goodwill, which is not reported as goodwill in the Company’s consolidated balance sheet, but is reported as a component of the equity investment, was $43.6 million at December 31, 2007.

At December 31, 2007, the Company had unamortized goodwill in the amount of $142.5 million. The Company performed its annual impairment analyses of its unamortized goodwill balance, and this test did not indicate any impairment for the periods ended December 31, 2007, 2006 and 2005, respectively.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS:  The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, accrued salaries and employee benefits, and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities. The fair value of the Company’s long-term debt and obligations under capital leases is not significantly different from its carrying value.

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

FOREIGN CURRENCY TRANSLATION:  The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company’s Mexican and Chinese equity investments, the Company’s wholly owned subsidiaries and the Company’s majority owned subsidiaries, as well as the Company’s division and branches in the United Kingdom and China, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company’s foreign operations, net of tax when applicable, are accumulated in a separate section of shareholders’ equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:  In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), “Accounting for Derivative Instruments and Hedging Activities.” In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), “Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2007.

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

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the FASB’s EITF 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

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

In regards to taxes assessed by a governmental authority imposed directly on a revenue producing transaction, the Company reports its revenues on a net basis.

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

SFAS No. 123R is effective for all awards granted on or after January 1, 2006, and to awards modified, repurchased or cancelled after that date. SFAS No. 123R requires the Company to recognize compensation costs for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards calculated under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) “Accounting for Stock-Based Compensation,” for pro forma disclosures. Share-based compensation expenses include the impact of expensing the fair value of stock options (including both TSYS options and Synovus options to TSYS employees), as well as expenses associated with nonvested shares. In the future, the Company expects nonvested share awards to replace stock options as TSYS’ primary method of share-based compensation. TSYS adopted the provisions of SFAS No. 123R effective January 1, 2006 using the modified-prospective-transition method.

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

Prior to the adoption of SFAS No. 123R, the Company elected to calculate compensation cost assuming all options would vest and reverse any recognized compensation costs for forfeited awards when the awards were actually forfeited. SFAS No. 123R eliminates this option and requires companies to estimate forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by a company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period of the change in estimate. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and a forfeiture rate for all other TSYS share-based awards (including Synovus options to TSYS employees). Currently, TSYS estimates a forfeiture rate in the range of 0% to 10.0%.

The Company has issued its common stock to directors and to certain employees under nonvested awards. The market value of the common stock at the date of issuance is recorded as a reduction of shareholders’ equity in the Company’s consolidated balance sheet and is amortized as compensation expense over the vesting period of the awards. For nonvested award grants that have pro rata vesting, the Company recognizes compensation expense using the straight-line method over the vesting period of the award.

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

Rental payments on operating leases are charged to expense over the lease term. If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.

Certain of the Company’s operating leases are for office space. The Company will make various alterations (leasehold improvements) to the office space and capitalize these costs as part of property and equipment. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter.

ADVERTISING:  Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2007, 2006 and 2005 was $1.1 million, $937,000 and $671,000, respectively.

INCOME TAXES:  Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS as if TSYS were a standalone tax reporting entity. A consolidated U.S. federal income tax return is filed for Synovus

Financial Corp. (Synovus) and its majority owned subsidiaries, including TSYS through the year ended December 31, 2007.

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

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income.

TSYS adopted the provisions of FASB Interpretation No. 48 (FIN 48), “Accounting for Income Taxes — an Interpretation of FASB Statement 109” on January 1, 2007. This interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return.

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

RECENT ACCOUNTING PRONOUNCEMENTS:  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS No. 160), “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. SFAS No. 160 applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative information must be recast to classify noncontrolling interests in equity, attribute net income and other comprehensive income to noncontrolling interests, and to provide other disclosures. SFAS No. 160 is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 160 on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), “Business Combinations.” SFAS No. 141R requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value.” SFAS No. 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. SFAS No. 141R is effective for periods beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 141R on its financial position, results of operations and cash flows, but has yet to complete its assessment.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-11 (EITF 06-11), “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” This guidance requires that the tax benefit received on dividends associated with share-based awards that are charged to retained earnings should be recorded in additional paid-in capital and included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 is effective for the tax benefits of dividends declared in fiscal years beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-11 on its financial position, results of operations and cash flows to be material.

In March 2007, the EITF reached a consensus on EITF Issue No. 06-10 (EITF 06-10), “Accounting for Collateral Split-Dollar Life Insurance Arrangements.” This guidance requires that for an endorsement split-dollar life insurance arrangement (in which a company owns and controls the insurance policy), an employer should recognize a liability for future benefits in accordance with either Statement of Financial Accounting Standards No. 106 (SFAS No. 106), “Employers’ Accounting for Postretirement Benefits Other Than Pensions” or Accounting Principles Board Opinion No. 12 (APB 12), “Omnibus Opinion — 1967” if the employer has agreed to maintain a life insurance policy during the employee’s retirement or provide the employee with a death benefit based on the substantive arrangement with the employee. Entities should recognize the effects of applying the consensus in this guidance as a change in accounting principle through a cumulative-effect adjustment to retained earnings and other components of equity or net assets in the statement of financial position. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-10 on its financial position, results of operations and cash flows to be material.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the impact of adopting SFAS No. 159 on its financial position, results of operations and cash flows to be material.

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

In September 2006, the EITF reached a consensus on EITF Issue No. 06-4 (EITF 06-4), “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” EITF 06-4 requires an employer to recognize a liability for future benefits based on the substantive agreement with the employee. EITF 06-4 requires a company to use the guidance prescribed in SFAS No. 106 and APB 12 when entering into an endorsement split-dollar life insurance agreement and recognizing the liability. EITF 06-4 is effective for fiscal periods beginning after December 15, 2007. The Company does not expect the impact of adopting EITF 06-4 on its financial position, results of operations and cash flows to be material.

RECLASSIFICATIONS:  Certain insignificant reclassifications have been made to the 2006 and 2005 financial statements to conform to the presentation adopted in 2007.

NOTE 2	Relationships with Affiliated Companies

On October 25, 2007, the Company announced that it had entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. Under the terms and conditions of the agreement, on December 31, 2007 TSYS became a fully independent company, allowing for broader diversification of the Company’s shareholder base, more liquidity of the Company’s shares and additional investment in strategic growth opportunities and potential acquisitions.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. Refer to Note 23 in the consolidated financial statements for further information on the spin.

The Company continues to provide electronic payment processing and other services to Synovus subsequent to the spin-off. Beginning January 1, 2008, the Company’s transactions with Synovus and its affiliates will no longer be considered related party transactions.

The Company provides electronic payment processing and other services to the Company’s equity investments, TSYS de México and CUP Data. The Company had an equity investment with Visa and used the equity method of accounting to record its 50% ownership in the equity investment. In the ordinary course of business, TSYS, which owns the merchant acquiring back-end processing software used by TSYS Acquiring, provides processing services to TSYS Acquiring. On March 1, 2005, the Company acquired the remaining 50% interest in TSYS Acquiring. Refer to Note 22 for more information on the acquisition of TSYS Acquiring.

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

In addition, TSYS maintains another unsecured credit agreement with Columbus Bank and Trust Company (CB&T), a subsidiary of Synovus. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2007 or 2006.

Balance Sheets

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $136.4 million and $241.0 million at December 31, 2007 and 2006, respectively.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2007 and 2006, the Company had restricted cash balances of $8.2 million and $5.0 million, respectively, on deposit with Synovus affiliates.

CB&T and another company for years have jointly owned and operated corporate aircraft for their internal use. CB&T owned an 80% interest in the enterprise. The arrangement allowed each entity access to the aircraft and each entity would pay for its usage of the aircraft. Each quarter, the net operating results of the enterprise would be shared among CB&T and the other company based on their ownership percentage. As a majority owned subsidiary of CB&T, TSYS had full access to the aircraft and hangar.

Prior to the completion of the spin-off, TSYS acquired a 45% ownership interest in the business enterprise for approximately $12.1 million, of which $9.7 million was paid to CB&T. TSYS will use the equity method of accounting for the enterprise.

At December 31, 2007 and 2006, TSYS had dividends payable of $11.2 million associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, TSYS de México and CUP Data. At December 31, 2007 and 2006, the Company had accounts receivable balances of $331,000 and $34,000, respectively, associated with related parties. At December 31, 2007 and 2006, the Company had accounts payable balances of $281,000 and $95,000, respectively, associated with related parties. At December 31, 2007 and 2006, the Company had an accrued current liability to related parties of $59,000 and $47,000, respectively.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company’s equity method investments, TSYS de México, CUP Data and TSYS Acquiring.

The table below details revenues derived from affiliated companies for the years ended December 31, 2007, 2006 and 2005:

(in thousands)	2007	2006	2005

Electronic payment processing services:
CB&T	$5,431	4,998	4,848
Synovus and affiliates	124	87	148
TSYS de México	3	3	2

Total electronic payment processing services	$5,558	5,088	4,998

Merchant acquiring services:
TSYS Acquiring	$—	—	2,378

Total merchant acquiring services	$—	—	2,378

Other services:
CB&T	$7,604	6,499	6,403
Synovus and affiliates	1,412	1,266	613
TSYS Acquiring	—	—	8

Total other services	$9,016	7,765	7,024

Reimbursable items:
CB&T	$2,067	1,718	1,512
Synovus and affiliates	298	106	52
CUP Data	88	—	—
TSYS de México	2	15	20
TSYS Acquiring	—	—	1,421

Total reimbursable items	$2,455	1,839	3,005

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2007, 2006 and 2005 by expense category:

(in thousands)	2007	2006	2005

Salaries and other personnel expense:
Trustee fees paid to Synovus	$1,138	1,070	588

Total salaries and other personnel expense	$1,138	1,070	588

Net occupancy and equipment expense:
Rent paid to CB&T by TSYS	$119	102	102
Rent paid to TSYS by CB&T	(39)	(40)	(39)
Rent paid to TSYS by Synovus	(1,165)	(1,062)	(945)

Total net occupancy and equipment expense	$(1,085)	(1,000)	(882)

Other operating expenses:
Management fees paid to Synovus	$8,890	8,893	8,131
Processing support fees paid to TSYS de México	141	147	141
Misc. fees paid to Synovus	163	354	—
Misc. fees paid to CB&T	285	94	7
Banking service fees paid by TSYS to Synovus affiliate banks	12	43	83
Data processing service fees paid to TSYS de México	1	39	50
Data processing service fees paid to TSYS Acquiring	—	—	21

Total other operating expenses	$9,492	9,570	8,433

Nonoperating Income

The following table details the amount of interest the Company earned from related parties and the amount of interest expense the Company paid to related parties for the years ended December 31, 2007, 2006 and 2005:

(in thousands)	2007	2006	2005

Interest income from Synovus affiliate banks	$16,456	7,540	2,828
Interest expense paid to Synovus affiliate banks	—	—	37

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $528.4 million, $41.5 million and $31.9 million in 2007, 2006 and 2005, respectively. TSYS received cash dividends from its equity method equity investments of approximately $3.0 million, $2.4 million and $1.7 million in 2007, 2006 and 2005, respectively.

Stock Options

Prior to the spin-off, certain officers of TSYS and other TSYS employees participated in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2007, 2006 and 2005 as follows:

(in thousands, except per share data)	2007	2006	2005

Number of shares under options	103	305	697
Weighted average exercise price	$31.93	27.67	28.71

These stock options were granted with an exercise price equal to the fair market value of Synovus common stock at the date of grant. The options vest over two to three years and expire eight to ten years from date of grant. Refer to Note 14 for more information on stock options.

Prior to the spin-off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, these outstanding Synovus stock options granted to TSYS employees were converted to TSYS options on December 31, 2007. Refer to Note 14 in the consolidated financial statements for more information on stock options.

The Company believes the terms and conditions of the transactions described above between TSYS, CB&T, Synovus and other affiliated companies are comparable to those which could have been obtained in transactions with unaffiliated parties. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

NOTE 3	Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(in thousands)	2007	2006

Cash and cash equivalents in domestic accounts	$171,715	344,197
Cash and cash equivalents in foreign accounts	38,803	44,926

Total	$210,518	389,123

The Company maintains accounts outside the United States denominated in currencies other than the U.S. Dollar. All amounts in domestic accounts are denominated in U.S. Dollars.

NOTE 4	Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(in thousands)	2007	2006

Prepaid expenses	$12,766	14,837
Income taxes receivable	10,838	—
Supplies inventory	8,725	12,311
Other	39,921	28,684

Total	$72,250	55,832

NOTE 5	Property and Equipment, net

Property and equipment balances at December 31 are as follows:

(in thousands)	2007	2006

Buildings and improvements	$231,893	227,837
Computer and other equipment	201,430	164,117
Furniture and other equipment	96,952	86,677
Land	17,909	17,856
Construction in progress	1,391	1,257

Total property and equipment	549,575	497,744
Less accumulated depreciation and amortization	266,437	226,423

Property and equipment, net	$283,138	271,321

Depreciation and amortization expense related to property and equipment was $44.0 million, $43.4 million and $39.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Depreciation expense includes amounts for equipment acquired under capital lease.

In September 2007, the Company recognized an impairment loss of $538,000 in net occupancy and equipment expense related to one of the Company’s facilities. The impairment charge of $538,000 is reflected in the domestic-based support services segment.

NOTE 6	Computer Software, net

Computer software at December 31 is summarized as follows:

(in thousands)	2007	2006

Licensed computer software	$337,067	336,263
Software development costs	190,340	172,555
Acquisition technology intangibles	44,053	45,344

Total computer software	571,460	554,162

Less accumulated amortization:
Licensed computer software	226,366	226,242
Software development costs	122,439	100,645
Acquisition technology intangibles	16,825	10,825

Total accumulated amortization	365,630	337,712

Computer software, net	$205,830	216,450

TSYS acquired TSYS Card Tech in July 2006. The Company has allocated approximately $12.5 million to acquisition technology intangibles. Refer to Note 22 for more information on TSYS Card Tech.

Amortization expense related to licensed computer software costs was $38.6 million, $75.0 million and $53.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $20.0 million, $12.5 million and $12.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. Amortization expense related to acquisition technology intangibles was $6.0 million for 2007, $5.2 million for 2006 and $3.9 million for 2005.

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

The weighted average useful life for each component of computer software, and in total, at December 31, 2007, is as follows:

Weighted
Average
Amortization
At December 31, 2007	Period (Yrs)

Licensed computer software	6.9
Software development costs	6.5
Acquisition technology intangibles	7.7

Total	6.8

Estimated future amortization expense of licensed computer software and software development costs as of December 31, 2007 for the next five years is:

	Licensed	Software
	Computer	Development
(in thousands)	Software	Costs

2008	$44,315	22,271
2009	34,848	17,539
2010	17,766	13,891
2011	6,866	8,868
2012	5,006	5,328

Estimated future amortization expense on acquisition technology intangibles as of December 31, 2007 for the next five years is:

(in thousands)

2008	$5,299
2009	5,053
2010	5,053
2011	4,547
2012	3,839

NOTE 7	Contract Acquisition Costs, net

Significant components of contract acquisition costs at December 31 are summarized as follows:

(in thousands)	2007	2006

Payments for processing rights, net	$96,449	107,896
Conversion costs, net	55,150	59,553

Total	$151,599	167,449

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $24.7 million, $26.7 million and $21.9 million for 2007, 2006 and 2005, respectively.

Amortization expense related to conversion costs was $15.9 million, $17.8 million and $15.9 million for 2007, 2006 and 2005, respectively.

In March 2007, the Company recognized an impairment loss related to conversion costs of $620,000, which is reflected in the domestic-based support services segment.

The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2007 is as follows:

Weighted
Average
Amortization
At December 31, 2007	Period (Yrs)

Payments for processing rights	9.5
Conversion costs	7.1

Total	8.8

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2007 for the next five years is:

	Payments for	Conversion
(in thousands)	Processing Rights	Costs

2008	$25,130	10,948
2009	23,623	9,622
2010	15,757	8,894
2011	11,752	4,235
2012	8,626	2,007

NOTE 8	Goodwill, net

In November 2006, TSYS acquired 55% of TSYS Managed Services for an aggregate consideration of approximately $2.5 million, including direct acquisition costs. The Company has allocated $625,000 to goodwill related to TSYS Managed Services. Refer to Note 22 for more information on TSYS Managed Services.

In July 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies and renamed it TSYS Card Tech. The Company has allocated approximately $32.7 million to goodwill. Refer to Note 22 for more information on TSYS Card Tech.

In March 2005, TSYS acquired the remaining 50% of TSYS Acquiring for $95.8 million. Refer to Note 22 for more information on the acquisition of TSYS Acquiring. In accordance with authoritative accounting guidelines, TSYS recorded the acquisition of the incremental 50% interest as a business combination, requiring that

TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The Company has allocated approximately $30.2 million to goodwill. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring’s balance sheet and results of operations in the statement of income effective March 1, 2005. The Company recorded the remaining 50% interest in TSYS Acquiring’s assets and liabilities at historical carrying values, which resulted in an additional increase in goodwill in 2005 of approximately $6.9 million.

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

The changes in the carrying amount of goodwill at December 31, 2007 and 2006 are as follows:

	Domestic-Based	International-Based	Merchant
(in thousands)	Support Services	Support Services	Acquiring Services	Consolidated

Balance as of December 31, 2005	$67,642	1,591	43,632	$112,865
Transfer goodwill between segments	5,056	—	(5,056)	—
Acquisition of TSYS Card Tech	—	27,430	—	27,430
Acquisition of TSYS Managed Services	—	323	—	323
TSYS Acquiring purchase price allocation adjustment	—	—	(6,476)	(6,476)
Currency translation adjustments	—	(805)	—	(805)

Balance as of December 31, 2006	72,698	28,539	32,100	133,337
TSYS Card Tech purchase price allocation adjustment	—	5,270	—	5,270
TSYS Managed Services purchase price allocation adjustment	—	302	—	302
Currency translation adjustments	—	3,636	—	3,636

Balance as of December 31, 2007	$72,698	37,747	32,100	$142,545

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

In December 2007, the Company acquired 45% of an aircraft enterprise for approximately $12.1 million. TSYS is using the equity method of accounting for this enterprise. Refer to Note 22 for more information on the aircraft enterprise.

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

A summary of TSYS’ equity in income of equity investments (net of tax) for the years ended December 31, 2007, 2006 and 2005 is as follows:

(in millions)	2007	2006	2005

TSYS Acquiring	$—	—	3.2
Other	5.4	4.2	2.9

Total equity in income of equity investments	$5.4	4.2	6.1

A summary of TSYS’ equity investments at December 31 is as follows:

(in millions)	2007	2006

CUP Data	$60.5	55.2
TSYS de México	8.1	6.9
Other	12.3	—

Total	$80.9	62.1

NOTE 10	Other Intangible Assets, net

In July 2006, TSYS acquired TSYS Card Tech. The Company has allocated approximately $19.1 million to other intangible assets as part of the purchase price allocation to customer relationships and trade names. Refer to Note 22 in the consolidated financial statements for more information on TSYS Card Tech.

As part of the final purchase price allocation for TSYS Card Tech in 2007, TSYS reallocated approximately $5.3 million of customer relationship intangibles as goodwill. See Note 8 in the consolidated financial statements for further information on goodwill.

In March 2005, TSYS acquired the remaining 50% of TSYS Acquiring for $95.8 million. Refer to Note 22 for more information on the acquisition of TSYS Acquiring. TSYS has allocated approximately $12.0 million to other intangible assets as part of the purchase price allocation related to customer relationship intangibles.

Significant components of other intangible assets at December 31 are summarized as follows:

	2007
		Accumulated
(in thousands)	Gross	Amortization	Net

Customer relationships	$23,938	(10,727)	$13,211
Covenants-not-to-compete	1,000	(1,000)	—
Trade name	1,365	(1,114)	251

Total	$26,303	(12,841)	$13,462

	2006
		Accumulated
(in thousands)	Gross	Amortization	Net

Customer relationships	$28,610	(8,003)	$20,607
Covenants-not-to-compete	1,000	(850)	150
Trade name	1,335	(778)	557

Total	$30,945	(9,631)	$21,314

Amortization related to other intangible assets, which is recorded in other operating expenses, was $3.1 million, $4.2 million and $3.2 million for 2007, 2006 and 2005, respectively.

The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2007 is as follows:

Weighted
Average
Amortization
At December 31, 2007	Period (Yrs)

Customer relationships	7.5
Covenant-not-to-compete	3.4
Trade name	3.3

Total	7.1

Estimated future amortization expense on other intangible assets as of December 31, 2007 for the next five years is:

(in thousands)

2008	$2,462
2009	2,179
2010	2,179
2011	2,179
2012	2,179

NOTE 11	Long-term Debt and Capital Lease Obligations

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. On December 21, 2007, the Company entered into a Credit Agreement with Bank of America N.A., as Administrative Agent, The Royal Bank of Scotland plc, as Syndication Agent, and the other lenders. The Credit Agreement provides for a $168 million unsecured five year term loan to the Company and a $252 million five year unsecured revolving credit facility. The principal balance of loans outstanding under the credit facility bears interest at a rate of LIBOR plus an applicable margin of 0.60%. The applicable margin could vary within a range from 0.27% to 0.725% depending on changes in the Company’s corporate credit rating which is currently at “BBB”. Interest is paid on the last date of each interest period; however, if the period exceeds three months, interest is paid every three months after the beginning of such interest period. In addition, the Company is to pay each lender a fee in respect of the amount of such lender’s commitment under the revolving credit facility (regardless of usage), ranging from 0.08% to 0.15% (currently 0.10%) depending on the Company’s corporate credit rating.

The Company is not required to make any scheduled principal payments other than payment of the entire outstanding balance on December 21, 2012. The Company may prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders’ customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement includes covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2007.

The proceeds will be used for working capital and other corporate purposes, including financing the repurchase by TSYS of its capital stock.

In December 2007, the Company financed the purchase of $22.0 million of mainframe and distributed system software licenses with a note payable with the vendor. The term of the note is 39 months and the interest rate is 3.96%.

In August 2007, the Company’s European operation obtained a loan of £33.0 million or approximately $67.7 million from a third party.

In January 2007, the Company’s operation in Japan borrowed ¥250 million, or approximately $2.1 million, through a short-term note. The interest rate on the note is the Japan prime rate plus 375 basis points. The term of the note was one year.

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. At the end of December 2007, the balance of the financing arrangement with Merchants was approximately £2.0 million, or approximately $3.9 million.

In addition, TSYS maintains another unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2007 or 2006.

Long-term debt at December 31 consists of:

(in thousands)	2007	2006

LIBOR + 0.60%, unsecured term loan, due December 21, 2012, with principal to be paid at maturity	$168,000	—
LIBOR + 0.45%, unsecured term loan, due January 31, 2009, with interest payments due monthly and principal to be paid at maturity	65,254	—
3.95% note payable, due March 1, 2011, with monthly interest and principal payments	21,954	—
LIBOR + 2.00%, unsecured term loan, due November 16, 2011, with quarterly interest payments and principal to be paid at maturity	3,909	—
Japan prime rate + 0.375%, unsecured term loan, due January 14, 2008, with interest payments due monthly and principal to be paid at maturity	2,190	—

Total debt	261,307	—
Less current portion	8,648	—

Noncurrent portion of long-term debt	$252,659	—

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2007 are summarized as follows:

(in thousands)

2008	$8,648
2009	71,972
2010	6,988
2011	5,699
2012	168,000

Capital lease obligations at December 31 consists of:

(in thousands)	2007	2006

Capital lease obligations	$7,014	6,781
Less current portion	3,080	3,156

Noncurrent portion of capital leases	$3,934	3,625

The present value of the future minimum lease payments under capital leases at December 31, 2007 are summarized as follows:

(in thousands)

2008	$3,469
2009	2,959
2010	970
2011	167
2012	112

Total minimum lease payments	7,677
Less amount representing interest	663

$7,014

NOTE 12	Other Current Liabilities

Significant components of other current liabilities at December 31 are summarized as follows:

(in thousands)	2007	2006

Accrued expenses	$32,520	44,578
Client liabilities	32,199	36,161
Deferred revenues	25,733	19,311
Accrued income taxes	2,657	25,384
Dividends payable	13,859	13,785
Transaction processing provisions	8,525	12,645
Client postage deposits	4,244	6,736
Other	15,371	21,745

Total	$135,108	180,345

NOTE 13	Shareholders’ Equity

DIVIDENDS:  Dividends on common stock of $655.2 million were paid in 2007, compared to $51.3 million and $39.4 million in 2006 and 2005, respectively. Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS paid a one-time aggregate cash dividend of $600 million to all TSYS shareholders. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share. On April 21, 2005, the Company announced an increase in its quarterly dividend of 50% from $0.04 to $0.06 per share.

EQUITY COMPENSATION PLANS:  The following table summarizes TSYS’ equity compensation plans by category:

	(a)		(b)	(c)
			Weighted-average	Number of securities remaining
	Number of securities to be		exercise price of	available for future issuance
(in thousands, except	issued upon exercise of		outstanding	under equity compensation plans
per share data)	outstanding options, warrants		options, warrants	(excluding securities reflected
Plan Category	and rights		and rights	in column (a))

Equity compensation plans approved by security holders	5,439	(1)	$28.20	8,401	(2)
Equity compensation plans not approved by security holders	—		—	—

Total	5,439		$28.20	8,401

(1)	Does not include an aggregate of 50,433 shares of nonvested awards which will vest over the remaining years through 2011.

(2)	Includes 8,400,756 shares available for future grants under the Total System Services, Inc. 2002 Long-Term Incentive Plan and 2007 Omnibus Plan.

EARNINGS PER SHARE:  The diluted earnings per share calculation excludes stock options and nonvested awards that are convertible into 5,213,298 common shares for the year ended December 31, 2007, and excludes 301,650 and 22,500 common shares for the years ended December 31, 2006 and 2005, respectively, because their inclusion would have been anti-dilutive.

NOTE 14	Share-Based Compensation

The following table illustrates the effect on net income and earnings per share for the year ended December 31, 2005 if the Company had applied the fair value recognition provisions of SFAS No. 123, to share-based employee compensation granted in the form of TSYS and Synovus stock options.

Year Ended
December 31,
(in thousands, except per share data)	2005

Net Income	$194,520
Add: Share-based employee compensation expense, net of related income tax effects	741
Deduct: Share-based employee compensation expense determined under the fair value based method for all awards, net of related income tax effects	7,089

Net income, as adjusted	$188,172

Earnings per share:
Basic — as reported	$0.99

Basic — as adjusted	$0.95

Diluted — as reported	$0.99

Diluted — as adjusted	$0.95

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

The Company historically issues new shares or uses treasury shares to satisfy share option exercises. On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares. With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS’ current share repurchase program and increased the number of shares that may be repurchased under the plan to 10 million. The shares will be purchased from time to time and purchases will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes, including, but not limited to, fulfilling stock option exercises and the granting of nonvested shares.

Long-Term Incentive Plans — Synovus

Prior to the spin-off, Synovus had various stock option plans under which the Compensation Committee of the Synovus Board of Directors had authority to grant stock options, stock appreciation rights, restricted stock and performance awards to key Synovus employees, including key TSYS employees. The general terms of the existing stock option plans included vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date.

During 2007, Synovus granted 102,653 stock options to key TSYS officers and employees. The fair value of the option grant was $7.22 per option and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.78%; expected volatility of 21.76%; expected term of 6.0 years; and dividend yield of 2.60%. The expected term of 6.0 years was determined using the “simplified” method, as prescribed by SEC’s Staff Accounting Bulletin No. 107.

During 2006, Synovus granted stock options to key TSYS executive officers. The fair value of the option grant was $6.57 and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.48%; expected volatility of 25.1%; expected term of 6.0 years; and dividend yield of 2.80%. The expected term of 6.0 years was determined using the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107.

The per share weighted average fair value of Synovus stock options granted to TSYS employees during 2005 was $7.13. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2005: risk-free interest rate of 4.2%; expected volatility of 22%; expected term of 8.6 years; and dividend yield of 2.5%.

As a result of the spin-off, all Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007.

A summary of the option activity related to option grants on Synovus common stock to TSYS employees as of December 31, 2007, 2006 and 2005, and changes during the years ended on those dates is presented below:

	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
(in thousands, except per share data)	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Options:
Outstanding at beginning of year	6,045	$26.48	6,451	$25.79	6,330	$24.89
Granted	103	31.93	305	27.67	697	28.71
Exercised	(690)	20.77	(645)	20.34	(534)	19.11
Net Synovus/ TSYS employee transfers in and out	15	23.57	(3)	21.90	1	21.28
Forfeited/canceled/converted to TSYS options	(5,473)	27.29	(63)	24.45	(43)	23.33

Outstanding at end of year	—	$—	6,045	$26.48	6,451	$25.79

Options exercisable at year-end	—	$—	2,594	$23.80	2,070	$22.02

Weighted average fair value of options granted during the year		$7.22		$6.57		$7.13

Long-Term Incentive Plans — TSYS

TSYS 2007 Omnibus Plan:  TSYS maintains a Total System Services, Inc. 2007 Omnibus Plan (“2007 Plan”) to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS’ growth, development and financial success. Awards under the 2007 Plan are designed to motivate employees and directors to devote their best interests to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS’ future success. Compensation paid pursuant to the 2007 Plan is intended, to the extent reasonable, to qualify for tax deductibility under Section 162(m) and Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as may be amended from time to time.

The 2007 Plan is administered by the Compensation Committee of the Company’s Board of Directors and enables the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS’ common stock at the time of grant. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the 2007 Plan may not exceed 5,000,000 shares. Shares awarded under the 2007 Plan that are subsequently forfeited may also be awarded under the 2007 Plan.

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

Share-Based Compensation

TSYS’ share-based compensation costs are included as expenses and classified as salaries and other personnel expenses. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs. For the year ended December 31, 2007, share-based compensation was $13.2 million (excluding $5.4 million included in spin related expenses) compared to $9.2 million and $1.1 million for the same periods in 2006 and 2005, respectively.

Prior to the spin-off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, these Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007. In connection with the conversion, TSYS recorded $5.4 million of expense related to the revaluation of the vested converted options. TSYS will recognize additional expense related to the nonvested converted options through the remaining vesting period, with the vast majority of the expense to occur in 2008.

Nonvested Awards:  During 2007, the Company issued 241,260 shares of TSYS common stock with a market value of $7.6 million to certain key employees and non-management members of its board of directors under nonvested stock bonus awards for services to be provided by such officers, directors and employees in the future. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

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

A summary of the status of TSYS’ nonvested shares as of December 31, 2007, 2006 and 2005, respectively, and the changes during the periods are presented below:

	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
Nonvested shares		Grant-Date		Grant-Date		Grant-Date
(in thousands, except per share data)	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of year	514	$22.69	101	$23.11	—	$—
Issued	241	31.37	426	22.60	101	23.11
Vested	(148)	22.63	(13)	23.08	—	—
Forfeited/canceled	(16)	26.37	—	—	—	—

Outstanding at end of year	591	$26.15	514	$22.69	101	$23.11

As of December 31, 2007, there was approximately $11.0 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 1.9 years.

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

A summary of the status of TSYS’ performance-based nonvested shares as of December 31, 2007, 2006 and 2005, respectively, and changes during those periods are presented below:

	2007		2006		2005
		Weighted		Weighted		Weighted
Performance-based		Average		Average		Average
Nonvested shares		Grant Date		Grant-Date		Grant-Date
(in thousands, except per share data)	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of year	25	$20.00	25	$24.93	—	$—
Issued	25	32.27	25	20.00	25	24.93
Vested	(25)	20.00	(25)	24.93	—	—
Forfeited/canceled	—	—	—	—	—	—

Outstanding at end of year	25	$32.27	25	$20.00	25	$24.93

At December 31, 2007, there remained 50,433 performance-vesting shares to be granted between 2008 and 2011.

Synovus maintains various plans that are administered by its Compensation Committee of the Board of Directors designed to motivate employees and directors to devote their best interests to the business of Synovus. Through these plans, Synovus has granted nonvested awards to its employees. As a result of the spin-off and the distribution by Synovus of .483921 of a share of TSYS common stock on December 31, 2007 for each share of Synovus common stock outstanding on December 18, 2007, approximately 515,362 shares of TSYS stock were distributed to holders of Synovus nonvested awards. As a result, these shares are deemed nonvested TSYS shares and are not included in the calculation of basic EPS.

Stock Option Awards

As part of the spin-off, all Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007. The conversion resulted in 5.2 million TSYS options being granted to TSYS employees. The weighted average fair value of the option grant was $4.31 per option and it was estimated on the date of conversion using the Black-Scholes-Merton option pricing model with the following weighted average assumptions: risk-free interest rate of 3.28%; expected volatility of 26.41%; expected term of 2.4 years; and dividend yield of 1.04%. The expected term of 2.4 years was determined under the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107.

A summary of TSYS’ stock option activity as of December 31, 2007, 2006 and 2005, and changes during the years ended on those dates is presented below:

	2007		2006		2005
		Weighted		Weighted		Weighted
(in thousands,		Average		Average		Average
except per share data)	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Options:
Outstanding at beginning of year	1,066	$15.53	1,382	$15.19	1,586	$15.14
Granted	5,195	28.55	—	—	—	—
Exercised	(822)	13.99	(305)	13.84	(201)	14.70
Forfeited/canceled	—	—	(11)	19.64	(3)	20.10

Outstanding at end of year	5,439	$28.20	1,066	$15.53	1,382	$15.19

Options exercisable at year-end	2,015	$24.72	1,058	$15.46	1,359	$14.98

Weighted average fair value of options granted during the year		$4.31		$—		$—

The following table summarizes information about TSYS’ stock options outstanding and exercisable at December 31, 2007:

(in thousands,
except per share data)
Outstanding		Exercisable
Number Outstanding	Range of	Number Exercisable	Range of
at December 31, 2007	Exercise Prices	at December 31, 2007	Exercise Prices

390	$ 1.83 - 19.64	390	$ 1.83 - 19.64
428	20.10 - 25.81	428	20.10 - 25.81
1,084	26.85 - 27.69	1,084	26.85 - 27.69
502	28.02 - 29.18	113	28.02 - 29.18
3,035	30.29 - 33.36	—	—

Total 5,439	Weighted Average $ 28.20	Total 2,015	Weighted Average $ 24.72

	Outstanding	Exercisable

Average remaining contractual life (in years)	4.5	4.4

Aggregate intrinsic value (in thousands)	$(1,088)	$6,608

During the year ended December 31, 2007, there were 821,525 TSYS stock options exercised that had an intrinsic value of approximately $13.3 million.

During the year ended December 31, 2006, there were 305,000 TSYS stock options exercised that had an intrinsic value of approximately $2.8 million. The stock options exercised during 2006 were fully vested before January 1, 2006. During the year ended December 31, 2005, there were 201,200 TSYS stock options exercised that had an intrinsic value of approximately $1.9 million.

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

As of December 31, 2007, there was approximately $9.7 million of total unrecognized compensation expense cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 0.5 year.

NOTE 15	Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value:

	Number of
	Treasury	Treasury
(in thousands)	Shares	Shares Cost

December 31, 2007	1,695	$34,138
December 31, 2006	1,764	35,233
December 31, 2005	692	12,841

Stock Repurchase Plan

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represented slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS’ current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76. The Company has approximately 8,898,000 shares remaining that could be repurchased under the stock repurchase plan.

In April 2003, the Company announced a plan to purchase up to 2.0 million shares of its common stock from time to time and at various prices over the ensuing two years. Over the course of the plan, the Company repurchased 577,491 shares of its common stock at a cost of $11.0 million or an average cost of $19.07 per share. The plan expired on April 15, 2005.

The following table sets forth information regarding the Company’s purchases of its common stock on a monthly basis during the three months ended December 31, 2007:

				Maximum
				Number of
			Total Number of	Shares That
			Shares Purchased	May Yet Be
	Total Number		as Part of Publicly	Purchased
	of Shares	Average Price	Announced Plans	Under the Plans
(in thousands, except per share data)	Purchased	Paid per Share	or Programs	or Programs

October 2007	—	$—	1,102	898
November 2007	—	—	1,102	898
December 2007	—	—	1,102	8,898

Total	—	$—

During 2007, 2006 and 2005, employees of the Company exercised options for 69,325, 30,000 and 46,200 shares of TSYS common stock, respectively, that were issued from treasury shares. During 2007, 2006 and 2005, employees of the Company exercised options for 752,200, 275,000 and 155,000 shares, respectively, of TSYS common stock that were newly issued shares.

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

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS No. 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 was adopted by the Company as of December 31, 2006.

Comprehensive income (loss) for TSYS consists of net income, cumulative foreign currency translation adjustments and the recognition of an overfunded or underfunded status of a deferred benefit postretirement plan recorded as a component of shareholders’ equity. The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive income (loss) are as follows:

	Beginning	Pretax		Net-of-Tax	Ending
(in thousands)	Balance	amount	Tax effect	Amount	Balance

December 31, 2004	$8,314	10,967	3,908	7,059	$15,373

Foreign currency translation adjustments	$15,373	(15,019)	(5,331)	(9,688)	$5,685

December 31, 2005	$15,373	(15,019)	(5,331)	(9,688)	$5,685

Foreign currency translation adjustments	$5,685	20,586	4,701	15,885	$21,570
Change in accumulated OCI related to postretirement healthcare plans	—	(1,465)	(536)	(929)	(929)

December 31, 2006	$5,685	19,121	4,165	14,956	$20,641

Foreign currency translation adjustments	$21,570	9,456	1,824	7,632	$29,202
Change in accumulated OCI related to postretirement healthcare plans	(929)	76	27	49	(880)

December 31, 2007	$20,641	9,532	1,851	7,681	$28,322

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

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2007, are as follows:

(in thousands)

2008	$95,240
2009	90,875
2010	79,817
2011	25,756
2012	6,228
Thereafter	20,907

Total future minimum lease payments	$318,823

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allows the Company to continually update its computer equipment. Total rental expense under all operating leases in 2007, 2006 and 2005 was $92.8 million, $121.9 million and $107.9 million, respectively. Total rental expense under sublease arrangements in 2007 was $171,000.

The total of minimum rentals under noncancelable subleases as of the date of the latest balance sheet presented is $2.5 million.

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

CONTINGENCIES:  The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. In the opinion of management, based in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with Statement of Financial Accounting Standards No. 5 (SFAS No. 5), “Accounting for Contingencies”.

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

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,
(in thousands)	2007	2006	2005

Current income tax expense (benefit):
Federal	$153,352	137,103	139,116
State	(2,958)	3,669	(860)
Foreign	3,326	3,682	4,687

Total current income tax expense	153,720	144,454	142,943

Deferred income tax expense (benefit):
Federal	(11,929)	(17,578)	(35,738)
State	1,599	(418)	(1,792)
Foreign	278	(276)	(2,127)

Total deferred income tax benefit	(10,052)	(18,272)	(39,657)

Total income tax expense	$143,668	126,182	103,286

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, minority interest and equity in income of equity investments as a result of the following:

	Years Ended December 31,
(in thousands)	2007	2006	2005

Computed “expected” income tax expense	$132,769	130,149	102,175
Increase (decrease) in income tax expense resulting from:
Minority interests in income of consolidated subsidiaries and equity in income of equity investments	1,311	1,222	2,058
State income tax expense (benefit), net of federal income tax effect	(883)	2,112	(1,724)
Increase in valuation allowance	2,003	1,840	388
Tax credits	(5,290)	(5,335)	(4,532)
Federal income tax expense resulting from deconsolidation	10,369	—	—
Permanent differences and other, net	3,389	(3,806)	4,921

Total income tax expense	$143,668	126,182	103,286

In connection with the spin-off, TSYS is required to de-consolidate from the federal and state income tax filings of its parent group. As a result, the Company expects to incur $11.5 million in federal and state income taxes arising from the recapture of excess loss account benefits of $2.4 million and intercompany deferred gains being triggered of $9.1 million.

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2007 and 2006 relate to the following:

	At December 31,
(in thousands)	2007	2006

Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$9,807	9,167
Allowances for doubtful accounts and billing adjustments	3,015	7,644
Deferred revenue	11,532	9,259
Other, net	31,357	29,249

Total deferred income tax assets	55,711	55,319
Less valuation allowance for deferred income tax assets	(14,023)	(12,020)

Net deferred income tax assets	41,688	43,299

Deferred income tax liabilities:
Excess tax over financial statement depreciation	(26,731)	(35,044)
Computer software development costs	(41,025)	(46,686)
Purchase accounting adjustments	(2,395)	(3,192)
Foreign currency translation	(11,111)	(4,333)
Other, net	(10,702)	(7,507)

Total deferred income tax liabilities	(91,964)	(96,762)

Net deferred income tax liabilities	$(50,276)	(53,463)

Total net deferred tax assets (liabilities):
Current	$17,152	21,556
Noncurrent	(67,428)	(75,019)

Net deferred income tax liability	$(50,276)	(53,463)

As of December 31, 2007, TSYS had recognized deferred tax assets from net operating loss and federal and state income tax credit forwards of $11.6 million and $4.1 million, respectively. As of December 31, 2006, TSYS had recognized deferred tax assets from net operating loss and federal and state income tax credit carryforwards of $15.4 million and $2.6 million, respectively. The credits will begin to expire in the year 2010. The net operating losses will expire in the years 2011 through 2019. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2007 and 2006, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $14.0 million and $12.0 million at December 31, 2007 and 2006, respectively. The increase in the valuation allowance for deferred income tax assets was $2.0 million for 2007. The increase relates to state and foreign losses recognized in 2007, which more likely than not will not be realized in later years.

The Company realizes substantial credits against state income taxes. The Company is able to recognize benefits in excess of its state income tax obligations by transferring these credits to affiliated companies in exchange for cash payments.

No provision for U.S. federal and state incomes taxes has been made in our consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. A distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

TSYS is a member of an affiliated group that files a consolidated U.S. Federal income tax return and most state and foreign income tax returns on a separate entity basis. In the normal course of business, the Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. Federal income tax examinations for years before 2004 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2001. There are currently no Federal or foreign tax examinations in progress. However, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

TSYS adopted the provisions of FIN 48 on January 1, 2007. This interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return.

As a result of the implementation of FIN 48, the Company recognized approximately a $2.0 million increase in the liability for unrecognized income tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. This adjustment was the cumulative effect of applying a different measurement standard in accounting for uncertainty in income taxes. During the year ended December 31, 2007, TSYS decreased its liability for prior year uncertain income tax positions as a discrete item by a net amount of approximately $2.8 million (net of the federal tax effect), including $0.8 million in interest and penalties. This decrease resulted from resolving a state tax examination, expiring state audit period statutes and other new information impacting the potential resolution of material uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows(1):

Twelve Months Ended
December 31,
(in millions)	2007

Beginning balance	$7.4

Current activity:
Additions based on tax positions related to current year	1.7
Additions for tax positions of prior years	4.5
Reductions for tax positions of prior years	(7.5)
Settlements	—

Net, current activity	(1.3)

Ending balance	$6.1

(1)	Unrecognized State tax benefits are not adjusted for the Federal tax impact.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income. Gross accrued interest and penalties on unrecognized tax benefits totaled $1.4 million and $1.2 million as of January 1, 2007 and December 31, 2007, respectively. The total amounts of unrecognized income tax benefits as of January 1, 2007 and December 31, 2007 that, if recognized, would affect the effective tax rates are $6.2 million and $5.5 million (net of the Federal benefit on State tax issues), respectively, which includes interest and penalties of $0.9 million and $0.9 million.

NOTE 19	Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. On December 31, 2007, Synovus completed the spin-off to its shareholders of the shares of TSYS stock formerly owned by Synovus. As a result of the spin-off, TSYS created TSYS specific benefit plans. The employee benefit plans through which TSYS provided benefits to its employees during 2007 are described as follows:

MONEY PURCHASE PLAN:  During 2007, the Company’s employees were eligible to participate in the Synovus Financial Corp./Total System Services, Inc. (Synovus/TSYS) Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)

2007	$18,699
2006	19,156
2005	17,322

PROFIT SHARING PLAN:  During 2007, the Company’s employees were eligible to participate in the Synovus/TSYS Profit Sharing Plan. The Company’s contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company’s contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)

2007	$17,995
2006	19,038
2005	17,804

401(K) PLAN: During 2007, the Company’s employees were eligible to participate in the Synovus/TSYS 401(k) Plan. The terms of the plan allow employees to contribute eligible pretax compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company’s attainment of certain financial goals. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)

2007	$1,007
2006	5,373
2005	15,190

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

(in thousands)

2007	$5,547
2006	5,209
2005	4,836

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

As a result of the spin-off and the associated spin-related costs, the Company revised its segment information to reflect the information that the chief operating decision maker (CODM) uses to make resource allocations and strategic decisions. The CODM at TSYS consists of the chairman of the board and chief executive officer, the president and the senior executive vice presidents. The revision included isolating spin related costs. Certain items have also been reclassified between segments. The results for previous periods have been reclassified to reflect the change.

In November 2006, TSYS acquired 55% of TSYS Managed Services to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. Refer to Note 22 for more information on TSYS Managed Services. Since the acquisition, TSYS has included the financial results of TSYS Managed Services in the international-based support services segment.

In July 2006, TSYS acquired TSYS Card Tech, increasing TSYS card issuing and merchant acquiring capabilities and extending TSYS’

geographic reach to Asia Pacific, Europe, the Middle East and Africa. Since the acquisition, TSYS has included the financial results of TSYS Card Tech in the international-based support services segment.

In April 2006, TSYS renamed Vital Processing Services, L.L.C. as TSYS Acquiring. Effective January 1, 2006, Golden Retriever became a wholly owned subsidiary of TSYS Loyalty. Also effective January 1, 2006, Merlin became a wholly owned subsidiary of TSYS. Both entities were previously wholly owned subsidiaries of TSYS Acquiring and were reported under the merchant acquiring services segment. Effective January 1, 2006, the financial results of the two entities are included in the domestic-based support services segment.

Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to card-issuing institutions in the United States and internationally. The domestic-based support services include electronic payment processing services and other services provided from within the United States. The domestic-based support services segment includes the financial results of TSYS, excluding its foreign branch offices and divisions, and including the following subsidiaries: Columbus Depot Equipment Company, Columbus Productions, Inc., TSYS Canada Inc., TSYS Total Debt Management, Inc., ProCard, Inc., TSYS Technology Center, Inc., TSYS Prepaid, Inc., Merlin and TSYS Loyalty and its wholly owned subsidiary, Golden Retriever.

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

			Merchant
(in thousands)	Domestic-Based	International-Based	Acquiring	Spin-Related
Operating Segments	Support Services	Support Services	Services	Costs	Consolidated

2007
Revenues before reimbursables	$981,754	243,226	228,609	—	$1,453,589
Intersegment revenues	(23,479)	(1,187)	(800)	—	(25,466)

Revenues before reimbursables from external customers	$958,275	242,039	227,809	—	$1,428,123

Total revenues	$1,297,434	253,498	288,780	—	$1,839,712
Intersegment revenues	(31,889)	(1,187)	(800)	—	(33,876)

Revenues from external customers	$1,265,545	252,311	287,980	—	$1,805,836

Depreciation and amortization	$101,611	24,213	26,644	—	$152,468

Intersegment expenses	$12,965	(16,163)	(30,673)	—	$(33,871)

Segment operating income	$258,842	44,083	64,112	(13,526)	$353,511

Income before income taxes, minority interest and equity income of equity investments	$282,727	42,845	65,645	(13,526)	$377,691

Income tax expense	$97,297	14,137	23,134	9,100	$143,668

Equity in income of equity investments	$(120)	5,516	—	—	$5,396

Net income	$187,208	30,350	42,511	(22,626)	$237,443

Identifiable assets	$1,278,403	319,279	189,956	—	$1,787,638
Intersegment eliminations	(305,847)	(1,526)	(1,245)	—	(308,618)

Total assets	$972,556	317,753	188,711	—	$1,479,020

			Merchant
(in thousands)	Domestic-Based	International-Based	Acquiring	Spin-Related
Operating Segments	Support Services	Support Services	Services	Costs	Consolidated

2006
Revenues before reimbursables	$1,057,257	158,608	237,786	—	$1,453,651
Intersegment revenues	(18,130)	(956)	(132)	—	(19,218)

Revenues before reimbursables from external customers	$1,039,127	157,652	237,654	—	$1,434,433

Total revenues	$1,349,797	183,425	282,108	—	$1,815,330
Intersegment revenues	(27,071)	(956)	(132)	—	(28,159)

Revenues from external customers	$1,322,726	182,469	281,976	—	$1,787,171

Depreciation and amortization	$137,093	20,489	27,312	—	$184,894

Intersegment expenses	$22,476	(18,784)	(31,791)	—	$(28,099)

Segment operating income	$283,396	16,236	57,450	—	$357,082

Income before income taxes, minority interest and equity income of equity investments	$295,303	16,958	59,593	—	$371,854

Income tax expense	$97,497	5,818	22,867	—	$126,182

Equity in income of equity investments	$—	4,243	—	—	$4,243

Net income	$198,694	13,743	36,726	—	$249,163

Identifiable assets	$1,517,299	308,713	210,117	—	$2,036,129
Intersegment eliminations	(400,957)	(894)	(37)	—	(401,888)

Total assets	$1,116,342	307,819	210,080	—	$1,634,241

			Merchant
(in thousands)	Domestic-Based	International-Based	Acquiring	Spin-Related
Operating Segments	Support Services	Support Services	Services	Costs	Consolidated

2005
Revenues before reimbursables	$959,846	123,865	220,038	—	$1,303,749
Intersegment revenues	(13,809)	—	(150)	—	(13,959)

Revenues before reimbursables from external customers	$946,037	123,865	219,888	—	$1,289,790

Total revenues	$1,220,199	146,982	258,082	—	$1,625,263
Intersegment revenues	(22,183)	—	(149)	—	(22,332)

Revenues from external customers	$1,198,016	146,982	257,933	—	$1,602,931

Depreciation and amortization	$114,134	16,569	19,371	—	$150,074

Intersegment expenses	$34,594	(31,245)	(25,691)	—	$(22,342)

Segment operating income	$238,098	6,542	42,489	—	$287,129

Income before income taxes, minority interest and equity income of equity investments	$241,666	6,972	43,289	—	$291,927

Income tax expense	$80,876	4,925	17,485	—	$103,286

Equity in income of equity investments	$—	2,893	3,242	—	$6,135

Net income	$160,853	4,567	29,100	—	$194,520

Identifiable assets	$1,320,552	178,135	230,712	—	$1,729,399
Intersegment eliminations	(318,475)	(1)	(26)	—	(318,502)

Total assets	$1,002,077	178,134	230,686	—	$1,410,897

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

GEOGRAPHIC AREA DATA:  The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	At
	December 31,
(in millions)	2007	2006

United States	$208.3	204.7
Europe	70.3	63.1
Japan	1.9	1.9
Other	2.6	1.6

Totals	$283.1	271.3

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company’s customers:

(in millions)	2007	%	2006	%	2005	%

United States	$1,400.2	77.5	$1,482.1	82.9	$1,354.1	84.5
Europe	211.8	11.7	158.8	8.9	132.6	8.2
Canada	126.8	7.0	102.0	5.7	89.9	5.6
Japan	24.5	1.4	18.6	1.0	15.6	1.0
Mexico	14.0	0.8	12.3	0.7	7.6	0.5
Other	28.5	1.6	13.4	0.8	3.1	0.2

Totals	$1,805.8	100.0	$1,787.2	100.0	$1,602.9	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT:  The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	Domestic-Based			International-Based			Merchant
	Support Services			Support Services			Acquiring Services
(in millions)	2007	2006	2005	2007	2006	2005	2007	2006	2005

United States	$1,113.1	1,201.3	1,097.1	$0.5	—	—	$286.6	280.8	257.0
Europe	1.7	1.5	1.2	210.1	157.3	131.4	—	—	—
Canada	126.2	101.5	89.5	—	—	—	0.6	0.5	0.4
Japan	—	—	—	24.5	18.6	15.6	—	—	—
Mexico	14.0	12.3	7.6	—	—	—	—	—	—
Other	10.5	6.1	2.6	17.2	6.6	—	0.8	0.7	0.5

Totals	$1,265.5	1,322.7	1,198.0	$252.3	182.5	147.0	$288.0	282.0	257.9

MAJOR CUSTOMERS:  For the years ended December 31, 2007, 2006 and 2005, the Company had three major customers which accounted for approximately 32.4%, 39.2% and 35.8%, respectively, of total revenues. Revenues from the major customers for the years ended December 31, 2007, 2006 and 2005, respectively, are primarily attributable to the domestic-based support services segment and the merchant acquiring services segment.

	Years Ended December 31,
	2007		2006		2005
Revenue		% of Total		% of Total		% of Total
(in millions)	Dollars	Revenues	Dollars	Revenues	Dollars	Revenues

Client 1	$236.1	13.1	$84.9	4.8	$55.0	3.4
Client 2	213.3	11.8	434.2	24.3	357.3	22.3
Client 3	136.3	7.5	181.0	10.1	162.1	10.1

Totals	$585.7	32.4	$700.1	39.2	$574.4	35.8

NOTE 21	Supplemental Cash Flow Information

Restricted Stock Awards

During 2007, the Company issued 241,260 shares of TSYS common stock with a market value of $7.6 million to certain key employees and non-management members of its board of directors under nonvested stock bonus awards for services to be provided by such officers, directors and employees in the future.

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

Equipment Acquired Under Capital Lease Obligations

The Company acquired equipment under capital lease in the amount of $4.8 million, $3.8 million and $1.5 million related to computer equipment and software in 2007, 2006 and 2005, respectively.

NOTE 22	Acquisitions

Aircraft Enterprise

CB&T and another company for years have jointly owned an enterprise that operated corporate aircraft for their internal use. CB&T owned an 80% interest in the enterprise. The arrangement allowed each entity access to the aircraft and each entity would pay for its usage of the aircraft. Each quarter, the net operating results of the enterprise would be shared among CB&T and the other company based on their respective ownership percentage. As a majority owned subsidiary of CB&T, TSYS had full access to the aircraft and hangar.

Prior to the completion of the spin-off, TSYS acquired a 45% ownership interest in the business enterprise for approximately $12.1 million, of which $9.7 million was paid to CB&T. TSYS will use the equity method of accounting for the enterprise.

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

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS’ international clients. TSYS consolidated TSYS Managed Services’ balance sheet and results of operations, as of November 16, 2006. The Company recorded the acquisition of majority ownership as a business combination requiring the Company to allocate the purchase price for the assets acquired and liabilities assumed based upon their relative fair values. The Company has preliminarily allocated $625,000 to goodwill related to TSYS Managed Services.

The acquisition of TSYS Managed Services allows TSYS to deliver the same managed services to clients in Europe and the broader region as it does to its domestic clients. TSYS Managed Services operates as a separate, majority owned subsidiary of TSYS. Revenues associated with TSYS Managed Services are included in international — based support services for segment reporting purposes.

The pro forma impact of the TSYS Managed Services acquisition on revenues and net income for periods prior to the acquisition was not material.

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

Card Tech, Ltd. was established in 1989 and maintains service centers in London, England; Dubai, United Arab Emirates; Nicosia, Cyprus; Kuala Lumpur, Malaysia; and Noida, India.

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

TSYS consolidated TSYS Card Tech’s balance sheet and results of operations, as of July 11, 2006. The final purchase price allocation is presented below:

(in thousands)

Cash and cash equivalents	$4,265
Intangible assets	19,100
Goodwill	32,700
Other assets	12,095

Total assets acquired	68,160

Other liabilities	8,693

Total liabilities assumed	8,693

Net assets acquired	$59,467

Revenues associated with TSYS Card Tech are included in electronic payment processing services and are included in international — based support services for segment reporting purposes.

The pro forma impact of the TSYS Card Tech acquisition on revenues and net income for periods prior to the acquisition was not material.

China UnionPay Data Co., Ltd.

Effective November 1, 2005, TSYS purchased an initial 34.04% equity interest in CUP Data, the payments-processing subsidiary of China UnionPay Co., Ltd. (CUP). Effective August 1, 2006, TSYS increased its ownership interest to 44.56%. CUP is sanctioned by the People’s Bank of China, China’s central bank, and has become one of the world’s largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China. CUP Data has signed numerous processing agreements for several of China’s largest financial institutions. The acquisition of an equity interest in CUP Data allows TSYS to entry into new markets internationally.

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

On March 1, 2005, TSYS acquired the remaining 50% of TSYS Acquiring from Visa for $95.8 million in cash, including direct acquisition costs of $794,000. TSYS Acquiring is now a separate, wholly owned subsidiary of TSYS. As a result of the acquisition of control of TSYS Acquiring, TSYS changed from the equity method of accounting for the investment in TSYS Acquiring and began consolidating TSYS Acquiring’s balance sheet and results of operations in TSYS’ consolidated financial statements. In accordance with authoritative accounting guidelines, TSYS recorded the acquisition of the incremental 50% interest as a business combination, requiring that TSYS allocate the purchase price to the assets acquired and liabilities assumed based on their relative fair values. The Company finalized the purchase price allocation and has allocated $30.2 million to goodwill, $30.5 million to other identifiable intangible assets and the remaining amount to the assets and liabilities acquired. Of the $30.5 million other identifiable intangible assets, the Company has allocated $18.5 million to computer software and the remaining amount to other intangible assets. The acquisition of TSYS Acquiring allows TSYS to be a provider of value-based services at both ends of the payment chain and allows TSYS to expand the services offered to the Company’s largest customers. Revenues associated with TSYS Acquiring are included in merchant acquiring services and are classified in merchant acquiring services for segment reporting purposes.

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

NOTE 23	Synovus Spin-off of TSYS

In July 2007, Synovus’ Board of Directors appointed a special committee of independent directors to make a recommendation with respect to whether to distribute Synovus’ ownership interest in TSYS to Synovus’ shareholders. As a result, the TSYS Board of Directors formed a special committee of independent TSYS directors to consider the terms of any proposed spin-off by Synovus of its ownership interest in TSYS, including the size of the pre-spin cash dividend.

On October 25, 2007, the Company entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. Under the terms and conditions of the agreement, TSYS would become a fully independent company, allowing for broader diversification of the Company’s shareholder base, more liquidity of the Company’s shares and additional investment in strategic growth opportunities and potential acquisitions.

In accordance with the agreement and plan of distribution by and among TSYS, Synovus and CB&T, on November 30, 2007, TSYS entered into a Transition Services Agreement, an Employee Matters Agreement, an Indemnification and Insurance Matters Agreement, a Master Confidential Disclosure Agreement and an Assignment and Assumption Agreement with Synovus. On November 30, 2007, TSYS also entered into a Tax Sharing

Agreement with CB&T and Synovus. On November 30, 2007, TSYS, Synovus and CB&T also entered into an amendment to the Distribution Agreement which clarified that the effective time of the spin-off transaction would be prior to the close of business on December 31, 2007.

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. The per share amount of the $600 million special cash dividend was determined to be $3.0309 per share, based on the number of TSYS shares outstanding as of the close of business on December 17, 2007, the record date. TSYS funded the dividend with a combination of cash on hand and the use of a revolving credit facility. Refer to Note 11 for more information on the revolving credit facility.

Synovus distributed .483921 of a share of TSYS common stock on December 31, 2007 for each share of Synovus common stock outstanding on December 18, 2007, the record date.

The spin-off was completed on December 31, 2007. TSYS incurred expenses associated with advisory and legal services in connection with the spin-off assessment. TSYS also incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. Expenses associated with the spin-off for the year ended December 31, 2007 are as follows:

(in millions)	2007

Incremental value of converting Synovus stock options to TSYS stock options	$6
Other operating expenses	8

Total operating expenses	14
Tax impact*	(2)

Total operating expenses, net of tax impact	12
Income taxes related to deconsolidation	11

Total	$23

*	Certain expenses in a re-organization, such as the spin-off, are not deductible for tax purposes. A majority of the expenses in 2007 are not deductible.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS’ current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows, and shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 18 to the consolidated financial statements, effective January 1, 2007, the Company adopted the recognition and disclosure provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.

As discussed in Notes 1 and 14 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

As discussed in Note 16 to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Total System Services, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Atlanta, Georgia
February 28, 2008

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework.

Based on our assessment management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

Philip W. Tomlinson	James B. Lipham
Chairman of the Board &	Senior Executive Vice President &
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited Total System Services, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Total System Services, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows, and shareholders’ equity and comprehensive income, for each of the years in the three-year period ended December 31, 2007, and our report dated February 28, 2008 expressed an unqualified opinion on those consolidated financial statements.

Atlanta, Georgia
February 28, 2008

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 21, 2008, there were 34,125 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $0.07 per share was declared on November 30, 2007, and was paid January 2, 2008, to shareholders of record on December 17, 2007. A fourth quarter one-time special dividend related to the spin-off of $3.03 per share was also declared on November 30, 2007, and was paid December 31, 2007, to shareholders of record on December 17, 2007. Total dividends declared in 2007 and in 2006 amounted to $655.3 million and $53.2 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2007, 2006 and 2005.

		First	Second	Third	Fourth
(in thousands, except per share data)		Quarter	Quarter	Quarter	Quarter

2007	Revenues	$429,603	460,155	457,565	458,513
	Operating income	85,679	95,916	91,219	80,697
	Net income	57,273	65,688	68,802	45,680
	Basic earnings per share	0.29	0.33	0.35	0.23
	Diluted earnings per share	0.29	0.33	0.35	0.23
	Cash dividends declared	0.07	0.07	0.07	3.10
	Stock prices:
	High	33.09	35.05	30.01	30.99
	Low	25.48	29.00	26.68	24.35
	Close	31.85	29.51	27.78	28.00

2006	Revenues	$412,290	429,165	441,815	503,901
	Operating income	71,857	84,731	72,257	128,237
	Net income	50,393	57,406	54,306	87,058
	Basic earnings per share	0.26	0.29	0.28	0.44
	Diluted earnings per share	0.26	0.29	0.28	0.44
	Cash dividends declared	0.06	0.07	0.07	0.07
	Stock prices:
	High	20.79	20.76	24.02	26.61
	Low	18.54	17.92	17.87	22.40
	Close	19.92	19.25	22.83	26.39

2005	Revenues	$349,983	410,244	421,970	420,734
	Operating income	66,306	76,346	72,332	72,145
	Net income	46,123	50,643	48,056	49,698
	Basic earnings per share	0.23	0.26	0.24	0.25
	Diluted earnings per share	0.23	0.26	0.24	0.25
	Cash dividends declared	0.04	0.06	0.06	0.06
	Stock prices:
	High	25.50	25.88	25.20	23.65
	Low	22.00	22.48	22.51	17.76
	Close	24.99	24.10	23.31	19.79

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor’s 500 Index and the Standard & Poor’s Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2002 and reinvestment of all dividends).

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG TSYS, THE S&P 500 INDEX
AND THE S&P SYSTEMS SOFTWARE INDEX

	2002	2003	2004	2005	2006	2007
TSYS	$100	$231	$182	$149	$202	$241
S&P 500	$100	$129	$143	$150	$173	$183
S&P SS	$100	$117	$126	$121	$143	$171