Form 10-K, Exhibit 13
period 2008-12-31
TOTAL SYSTEM SERVICES INC
filed 2009-02-27
CIK 721683

Financial Overview
Financial Review
Financial Position, Liquidity and Capital Resources
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

EXHIBIT 13.1

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and Financial Review, included elsewhere in this Annual Report. The historical trends in TSYS’ results of operations and financial position over the last five years are presented below. Revenues before reimbursable items and net income have grown over the last five years at compounded annual growth rates of 12.5% and 12.2%, respectively. The balance sheet data also reflect the continued strong financial position of TSYS as evidenced by the current ratio of 2.5:1 at December 31, 2008.

	Years Ended December 31,
(in thousands, except per share data)	2008	2007	2006	2005	2004

Income Statement Data:
Revenues:
Electronic payment processing services	$976,852	955,926	989,062	869,788	758,313
Merchant acquiring services	261,427	254,069	260,275	237,418	26,169
Other services	253,779	218,128	185,096	182,584	172,137

Revenues before reimbursable items	1,492,058	1,428,123	1,434,433	1,289,790	956,619
Reimbursable items	446,550	377,713	352,738	313,141	230,389

Total revenues	1,938,608	1,805,836	1,787,171	1,602,931	1,187,008

Expenses:
Salaries and other personnel expense	598,573	576,655	522,244	461,871	361,532
Net technology and facilities expense	298,701	273,154	327,254	302,699	240,424
Spin related expenses	11,140	13,526	—	—	—
Other operating expenses	212,094	211,277	227,853	238,091	152,449

Expenses before reimbursable items	1,120,508	1,074,612	1,077,351	1,002,661	754,405
Reimbursable items	446,550	377,713	352,738	313,141	230,389

Total expenses	1,567,058	1,452,325	1,430,089	1,315,802	984,794

Operating income	371,550	353,511	357,082	287,129	202,214
Nonoperating income	5,850	24,180	14,772	4,798	2,077

Income before income taxes, minority interest and equity in income of equity investments	377,400	377,691	371,854	291,927	204,291
Income taxes	131,795	143,668	126,182	103,286	77,210

Income before minority interest and equity in income of equity investments	245,605	234,023	245,672	188,641	127,081
Minority interests in subsidiaries’ net income	(1,576)	(1,976)	(752)	(256)	(259)
Equity in income of equity investments	6,071	5,396	4,243	6,135	23,736

Net income	$250,100	237,443	249,163	194,520	150,558

Basic earnings per share (EPS)	$1.28	1.21	1.27	0.99	0.76

Diluted EPS	$1.27	1.20	1.26	0.99	0.76

Cash dividends declared per share	$0.28	3.31	0.27	0.22	0.14

Weighted average common shares outstanding	196,106	196,759	196,744	197,145	196,847

Weighted average common and common equivalent shares outstanding	196,705	197,165	197,077	197,345	197,236

	At December 31,
(in thousands)	2008	2007	2006	2005	2004

Balance Sheet Data:
Total assets	$1,550,252	1,479,020	1,634,241	1,410,897	1,281,943
Working capital	376,390	312,783	448,929	235,277	176,291
Obligations under long-term debt and capital leases, excluding current portion	209,870	256,593	3,625	3,555	4,508
Shareholders’ equity	990,948	844,473	1,217,360	1,012,772	864,612

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

Due to the somewhat seasonal nature of the credit card industry, TSYS’ revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth or declines in card portfolios of existing clients, the conversion of cardholder accounts of new clients to the Company’s processing platforms and the loss of cardholder accounts either through purges or deconversions impact the results of operations from period to period.

Another factor which may affect TSYS’ revenues and results of operations from time to time is consolidation in the financial services or retail industries either through the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder accounts internally or uses another third-party processor. A change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS’ financial position, results of operations and cash flows in the future.

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

Based upon available market data that includes cards processed in-house, the Company believes that in 2008, 42% of the U.S. consumer credit card market was processed on a TSYS system (includes licensed TSYS software). The Company also believes it held an 85% share of the Visa and MasterCard U.S. commercial card processing market in 2008. In addition, the Company believes TSYS Acquiring is the second-largest processor of merchant accounts and processes transactions for approximately 27% market share of all bankcard accepting merchant locations in the United States.

The Company provides services to its clients including processing consumer, retail, commercial, government services, stored value and debit cards. Below is a general description of each type of account:

Account type	Description

Consumer	Visa and MasterCard credit cards
Retail	Private label cards
Commercial	Purchasing cards, corporate cards and fleet cards for employees; US General Services Administration purchasing and travel cards for government employees; American Express cards
Government services	Student loan processing accounts
Stored value	Prepaid cards, including loyalty incentive cards, health care cards, flexible spending cards and gift cards
Debit	On-line (PIN-based) and off-line (signature-based) accounts

The tables on pages 29 and 30 summarize TSYS’ accounts on file (AOF) information as of December 31, 2008, 2007 and 2006, respectively.

A summary of the financial highlights for the years ended December 31, 2008, 2007 and 2006, respectively, is provided below:

	Years Ended December 31,			Percent Change
(in millions, except per share data and employees)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

Revenues before reimbursable items	$1,492.1	1,428.1	1,434.4	4.5%	(0.4)%
Total revenues	1,938.6	1,805.8	1,787.2	7.4	1.0
Operating income	371.6	353.5	357.1	5.1	(1.0)
Net income	250.1	237.4	249.2	5.3	(4.7)
Basic EPS	1.28	1.21	1.27	5.7	(4.7)
Diluted EPS	1.27	1.20	1.26	5.6	(4.8)
Cash flows from operating activities	353.7	334.9	385.8	5.6	(13.2)
Other:
AOF	352.5	375.5	416.4	(6.1)	(9.8)
Cardholder transactions processed	7,694.1	9,508.5	10,096.2	(19.1)	(5.8)
Average full-time equivalent employees (FTE)	7,691	6,799	6,642	13.1	2.4

Significant highlights for 2008 include:

Corporate

•	Announced the launch of ingenuity in action: n>gensm, a new business paradigm that makes it easy for TSYS clients to efficiently and thoroughly manage all their complex payments-related business needs with point-and-click ease. n>gen is not a new platform and use of n>gen will not require conversion to a new platform — it adds a new level of business intelligence made available through analytical-based services, giving institutions a “total” view of their portfolios to make actionable, well-informed decisions on growth opportunities and overall risk.

North America

•	Entered into an agreement with JPMorgan Chase with respect to the discontinuation of the services of Washington Mutual Bank’s consumer card portfolio by TSYS.

•	Signed an agreement with Unicard México, a wholly owned subsidiary of Unibanco Brasil, one of the world’s top 20 banks and the first TS2 client in Mexico.

•	Signed a multi-year commercial and consumer credit card processing agreement with First Citizens Bank of Raleigh, North Carolina. TSYS also provides merchant acquiring services to First Citizens.

•	Signed a multi-year agreement with Banco Wal-Mart de México Adelante, S.A. to launch its consumer credit card that includes fraud detection and analytic services.

•	Signed an agreement with Metrofinanciera for the launch of a new credit card program in Mexico.

•	Announced a partnership with Paragon Benefits in the roll-out of the My Care Cardsm to provide an “off-the-shelf” card product for flexible benefit payment processing.

•	Announced the signing of a payments processing agreement with Globalcard for the launch of its consumer card portfolio. Under terms of the agreement, TSYS will provide account processing services, risk management, portfolio management and reporting tools to Globalcard, a Mexican-based credit card company.

•	Announced an agreement with PartnersFirst Affinity Services, a division of Torrey Pines Bank, to process its consumer credit card portfolio. In addition to core processing, PartnersFirst will leverage TSYS’ gold-standard technology for online credit card services and instant application; card, statement and letter production; and a full suite of customer care offerings. The partnership between TSYS and PartnersFirst offers consumers a full spectrum of credit card services for the small and mid-sized affinity partner market.

•	Announced the renewal of its agreement with Canadian Tire Financial Services, a division of Canadian Tire Corporation, Limited, to exclusively process its payment cards programs. The multi-year agreement includes Canadian Tire’s MasterCard-branded and private label retail portfolios.

•	Announced the renewal of a long-term agreement with Target Corporation, the operator of Target and SuperTarget stores, to service its REDcard portfolio. The multi-year agreement will include systems processing for Target® Visa® Credit Card, Target Credit Cardsm, Target Check Cardsm and the Target Business Card®. Target announced that it had entered into a $3.6 billion credit facility with Chase Bank USA, N.A. secured by an undivided interest in approximately 47% of its credit card receivables. Target retains control of its credit card portfolio and the creation of this credit facility does not impact TSYS’ extended processing relationship with Target.

•	Announced the development by TSYS Loyalty of an innovative product that calculates points and rewards for customers who subscribe to multiple products with a single financial institution, including direct deposit, credit, mortgage, insurance and Certificate of Deposit accounts. TSYS Enterprise Rewardssm (patent pending) also supports a Web interface, which allows the subscriber to manage their total relationship with a single access point.

•	Announced the successful market launch of an advanced benefits payments system. Fringe Benefits Management Company, the first third-party administrator to use this innovative solution, offers its subscribers the ability to pay from multiple healthcare tax-advantaged accounts, credit accounts and cash accounts through a single card.

Global

•	Signed a multi-year agreement to process a significant credit card portfolio for a leading German financial institution.

•	Began offering merchant payment services to PaySquare in the Benelux. PaySquare is TSYS’ first acquirer-processing client in Europe.

•	Announced the addition of a new data center in Okinawa, Japan and signed AZ Card, OCS and Nagasaki Kenmin Shinyo Kumiai to service 340,000 accounts.

•	Signed a multi-year agreement with Sony Finance International, Inc. to process its newly introduced credit card program.

•	Announced China UnionPay Data Services Co., Ltd. (CUP Data), TSYS’ joint venture with China UnionPay, signed two processing agreements. One agreement was with China Postal Savings Bank, China’s fifth largest lender. The other agreement was with Bank of East Asia, Hong Kong’s largest local independent bank.

•	Signed a multi-year agreement to service approximately 3 million private-label store accounts for Argos and Homebase retail brands that are part of Home Retail Group, the UK’s leading home and general goods retailer.

•	Completed a contract to provide Standard Bank of South Africa card issuing, merchant acquiring and related payment services for the multiple countries across Africa in which Standard Bank operates. The South African-based financial services company has a global presence, operating in 18 countries in Africa and 20 countries on other continents, including the key financial centers of Europe, the Americas and Asia.

Merchant

•	Signed nine new clients and renewed fourteen long-term contracts during 2008.

•	Acquired Infonox on the Web (Infonox) to provide additional new payment technology and acceptance capabilities. Infonox provides TSYS new client types in the gaming and casino business and new payment applications with self-serve kiosks, ATMs, bill payment, remote deposit and money transfer.

Industry

•	Experienced significant market turmoil during the year, especially during the second half of 2008. As a result, several financial institutions were acquired or taken over in both private and brokered transactions. Two financial institutions that were acquired, Washington Mutual and Wachovia, are clients of the Company. Washington Mutual is expected to deconvert in March 2009.

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

Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations are listed in the Company’s forward-looking statements on pages 43, 44 and 45. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

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

The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

The Company estimates allowances for billing adjustments for potential billing discrepancies.	When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes.	If the actual adjustments to clients’ billing is not consistent with the Company’s estimates, billing adjustments, which is recorded as a reduction of revenues in the Company’s consolidated statements of income, may be materially different than was initially recorded.

The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.
REVENUE RECOGNITION
The Company estimates revenue for service billings not yet invoiced.	Since TSYS invoices clients for processing services monthly in arrears, the Company estimates revenues for one month of service billings not yet invoiced.	If actual client revenue billing is not consistent with the Company’s estimates, processing revenues may be materially different than was initially recorded.

The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

Impact if Actual Results
Critical Estimates	Assumptions and Judgment	Differ from Assumptions

ASSET IMPAIRMENT

Analysis of potential asset impairment involves various estimates and assumptions:

Contract Acquisition Costs
In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management.
The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from either contractual minimum fees (conversion costs) or from expected undiscounted net operating cash flows of the related contract (cash incentives paid). The determination of expected undiscounted net operating cash flows requires management to make estimates.

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed or diminished prospects for current clients.

If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

Note 7 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company’s Consolidated Balance Sheets as of December 31, 2008 was $137.4 million.

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

Note 6 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company’s Consolidated Balance Sheets as of December 31, 2008 was $67.3 million.

Impact if Actual Results
Critical Estimates	Assumptions and Judgment	Differ from Assumptions

Goodwill
In evaluating for impairment, discounted net cash flows for future periods are estimated by management.
Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles Assets,” goodwill is required to be tested for impairment at least annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value.

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

Note 8 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company’s Consolidated Balance Sheets as of December 31, 2008 was $166.0 million.

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

Related Party Transactions

During 2008, the Company provided electronic payment processing and other services to the Company’s equity investments, Total System Services de México, S.A. de C.V. (TSYS de México) and CUP Data. Prior to the spin-off by Synovus Financial Corp. (Synovus) of the shares of TSYS held by Synovus to Synovus’ shareholders, the Company provided electronic payment processing and other services to Synovus and its affiliates.

On October 25, 2007, the Company announced that it had entered into an agreement and plan of distribution with Synovus, under which Synovus planned to distribute all of its shares of TSYS common stock in a spin-off to Synovus shareholders. On December 31, 2007, Synovus completed the spin-off to its shareholders of the shares of TSYS and TSYS became a fully independent company, creating broader diversification of the Company’s shareholder base, more liquidity of the Company’s shares, and providing for the opportunity for additional investment in strategic growth opportunities and potential acquisitions.

Refer to Notes 11, 14 and 23 in the consolidated financial statements for further information on spin-related items.

The related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company’s margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are disclosed on the face of TSYS’ consolidated financial statements. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

Refer to Note 2 in the consolidated financial statements for more information on transactions with affiliated companies.

Post Spin-off

The Company continues to provide electronic payment processing and other services to Synovus subsequent to the spin-off. Beginning January 1, 2008, the Company’s transactions with Synovus and its affiliates are no longer considered related party transactions.

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

Recent Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position Emerging Issues Task Force (EITF) 03-6-1 (FSP EITF 03-6-1), “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” FSP EITF 03-6-1 holds that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are “participating securities” as defined in EITF 03-6, “Participating Securities and the Two- Class Method under FASB Statement No. 128, ’Earnings per Share,’” and therefore should be included in computing EPS using the two-class method.

The two-class method is an earnings allocation method for computing EPS when an entity’s capital structure includes two or more classes of common stock or common stock and participating securities. It determines EPS based on dividends declared on common stock and participating securities and participation rights of participating securities in any undistributed earnings. FSP EITF 03-6-1 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods. TSYS does not expect FSP EITF 03-6-1 to have any impact on its financial position, operating income and net income. However, TSYS’ basic and diluted EPS will be reduced as the result of including the participating securities in the calculations of EPS. The following table shows the expected impact of adopting FSP EITF 03-6-1 on EPS for 2008, 2007 and 2006:

As Reported	2008	2007	2006

Basic EPS	$1.28	1.21	1.27
Diluted EPS	$1.27	1.20	1.26

Impact of Adoption	2008	2007	2006

Basic EPS	$1.26	1.20	1.26
Diluted EPS	$1.26	1.20	1.26

In April 2008, the FASB issued FASB Staff Position FAS 142-3 (FSP FAS 142-3), “Determination of the Useful Life of Intangible Assets.” The guidance in FSP FAS 142-3 is to clarify the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Historical experience (adjusted for entity-specific factors) should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. In the absence of historical experience, market participant assumptions should be used consistent with the highest and best use of the asset (adjusted for entity-specific factors). FSP FAS 142-3 is effective for reporting periods beginning after December 15, 2008. The Company does not expect the impact of adopting FSP FAS 142-3 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued EITF No. 07-1 (EITF 07-1), “Collaborative Arrangements.” The guidance in EITF 07-1 is to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity and involves two or more parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. EITF 07-1 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods for all collaborative arrangements existing as of the effective date. The Company does not expect the impact of adopting EITF 07-1 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS No. 160), “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. SFAS No. 160 applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative information must be recast to classify noncontrolling interests in equity, attribute net income and other comprehensive income to noncontrolling interests, and to provide other disclosures. SFAS No. 160 is effective for periods beginning on or after December 15, 2008. The Company does not expect the impact of adopting SFAS No. 160 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), “Business Combinations.” SFAS No. 141R requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value.” SFAS No. 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. SFAS No. 141R is effective for periods beginning on or after December 15, 2008. SFAS No. 141R applies for the Company prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits the Company to choose to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159 on January 1, 2008, TSYS did not elect the fair value option for any financial instrument it did not currently report at fair value.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” Although this statement does not require any new fair value measurements, in certain cases its application has changed previous practice in determining fair value. SFAS No. 157 became effective for the Company beginning January 1, 2008 as it relates to fair value measurements of financial assets and liabilities and certain non-financial assets and liabilities that are recognized at fair value in its financial statements on a recurring basis (at least annually). It will be effective beginning January 1, 2009 for certain other non-financial assets and non-financial liabilities.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy for fair value measurements based upon the inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

•	Level 1 — Inputs to the valuation based upon quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date.

•	Level 2 — Inputs to the valuation include quoted prices in either markets that are not active, or in active markets for similar assets or liabilities, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data.

•	Level 3 — Inputs to the valuation that are unobservable inputs for the asset or liability.

SFAS No. 157 assigns the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The adoption of SFAS No. 157 and SFAS No. 159 did not have a material impact upon the Company’s financial position, results of operations and cash flows.

The following table sets forth certain revenue and expense items as a percentage of total revenues and the percentage increase or decrease in those items from the table of Selected Financial Data presented on page 17:

	Percent of
	Total Revenues
	Years Ended			Percent Change in
	December 31,			Dollar Amounts
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

Revenues:
Electronic payment processing services	50.4%	52.9	55.3	2.2%	(3.4)%
Merchant acquiring services	13.5	14.1	14.6	2.9	(2.4)
Other services	13.1	12.1	10.4	16.3	17.8

Revenues before reimbursable items	77.0	79.1	80.3	4.5	(0.4)
Reimbursable items	23.0	20.9	19.7	18.2	7.1

Total revenues	100.0	100.0	100.0	7.4	1.0

Expenses:
Salaries and other personnel expense	30.9	31.9	29.2	3.8	10.4
Net technology and facilities expense	15.4	15.1	18.3	9.4	(16.5)
Spin related expenses	0.6	0.8	—	(17.6)	nm
Other operating expenses	10.9	11.7	12.8	0.4	(7.3)

Expenses before reimbursable items	57.8	59.5	60.3	4.3	(0.3)
Reimbursable items	23.0	20.9	19.7	18.2	7.1

Total expenses	80.8	80.4	80.0	7.9	1.6

Operating income	19.2	19.6	20.0	5.1	(1.0)
Nonoperating income	0.3	1.3	0.8	(75.8)	63.7

Income before income taxes, minority interest and equity in income of equity investments	19.5	20.9	20.8	(0.1)	1.6
Income taxes	6.8	8.0	7.1	(8.3)	13.9

Income before minority interest and equity in income of equity investments	12.7	12.9	13.7	4.9	(4.7)
Minority interests in consolidated subsidiaries’ net income	(0.1)	(0.1)	(0.0)	20.2	nm
Equity in income of equity investments	0.3	0.3	0.2	12.5	27.2

Net income	12.9%	13.1	13.9	5.3	(4.7)

nm = not meaningful

Results of Operations

Revenues

The Company generates revenues from the fees that it charges customers for providing transaction processing and other payment-related services. The Company’s pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for customers through tiered pricing of various thresholds for volume activity. TSYS’ revenues are based upon transactional information accumulated by its systems or reported by its customers. The Company’s revenue growth was moderated by currency translation impact of foreign operations, as well as doing business in the current economic environment. Of the total revenue changes of 7.4% for the year ended December 31, 2008, the Company estimates revenues decreased by a net 2.2% due to foreign currency exposure and pricing, and increased 9.6% for volume changes.

Total revenues increased 7.4%, or $132.8 million, for the year ended December 31, 2008, compared to the year ended December 31, 2007, which increased 1.0%, or $18.7 million, compared to the year ended December 31, 2006. The increases in revenues for 2008 and 2007 include a decrease of $21.1 million and an increase of $17.8 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches. Excluding reimbursable items, revenues increased 4.5%, or $63.9 million, for the year ended December 31, 2008, compared to the year ended December 31, 2007, which decreased 0.4%, or $6.3 million, compared to the year ended December 31, 2006. The Company expanded its product and service offerings through acquisitions in 2008 and 2006. The impact of those acquisitions on consolidated total revenues for each of the years presented was $72.8 million in 2008, $40.4 million in 2007 and $13.1 million in 2006.

International Revenue

TSYS provides services to its clients worldwide and plans to continue to expand its service offerings internationally in the future. TSYS’ international revenues are generated by all three of TSYS’ operating segments. Total revenues from clients domiciled outside the United States for the years ended December 31, 2008, 2007 and 2006, respectively, are summarized below:

				Percent Change
(in millions)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

Europe	$269.1	211.8	158.8	27.0%	33.4%
Canada	127.1	126.8	102.0	0.3	24.2
Japan	33.9	24.5	18.6	38.6	31.9
Mexico	13.4	14.0	12.3	(4.3)	14.3
Other	25.1	28.5	13.4	(12.1)	113.3

Totals	$468.6	405.6	305.1	15.5	33.0

The Company has two equity investments located in Mexico and China that are accounted for under the equity method of accounting. TSYS does not include the revenues of its equity investments in consolidated revenues.

The increase in revenues in 2008 from clients domiciled outside the United States was a result of acquisitions, new client signings, internal growth of existing clients, the increased use of value added products and services, and the effects of currency translation. Revenues from clients in certain countries decreased as a result of pricing compression and portfolio deconversions.

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

For the years ended December 31, 2008, 2007 and 2006, value added products and services represented 12.1%, 12.8% and 12.4%, respectively, of total revenues. Revenues from these products and services, which include some reimbursable items paid to third-party vendors, increased 1.6%, or $3.7 million, for 2008 compared to 2007, and increased 4.5%, or $10.0 million, for 2007 compared to 2006.

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

In October 2006 TSYS deconverted the Bank of America consumer card portfolio to process on an in-house solution. TSYS continues to provide commercial and small business card processing for Bank of America, as well as merchant processing for Bank of America, according to the terms of the existing agreements for those services.

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

In July 2007, Chase had the option to either extend its processing agreement with TSYS for up to five additional two-year periods or migrate the portfolio in-house, under a perpetual license of a modified version of TSYS’ processing system with a six-year payment term. Chase discontinued its processing agreement at the end of July 2007 according to the original schedule and began processing in-house.

Although the revenues associated with the Chase licensing arrangement are lower than the revenues associated with the Chase consumer processing arrangement, management believes the impact should not have a material adverse effect on TSYS’ financial position, results of operations or cash flows, as TSYS has implemented a paring down of the resources dedicated to the consumer portfolio through employee attrition and/or redeployment, as well as through equipment lease expirations. TSYS expects to continue to support Chase in processing its commercial portfolio.

With the migration to a licensing arrangement and the resulting reduction in revenues, TSYS’ revenues from Chase for periods following the migration will be less than 10% of TSYS’ total consolidated revenues.

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

AOF Information (in millions)

				Percent Change
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

At December 31,	352.5	375.5	416.4	(6.1)%	(9.8)%
YTD Average	365.7	401.2	415.6	(8.8)	(3.5)

AOF by Portfolio Type (in millions)

							Percent Change
At December 31,	2008	%	2007	%	2006	%	2008 vs. 2007	2007 vs. 2006

Consumer	205.8	58.4%	201.5	53.7%	262.7	63.0%	2.2%	(23.3)%
Retail	52.9	15.0	56.8	15.1	55.3	13.3	(7.0)	2.7
Stored value	24.9	7.1	49.2	13.1	40.7	9.8	(49.4)	20.8
Commercial	42.8	12.1	39.0	10.4	32.1	7.7	9.8	21.6
Government services	21.2	6.0	23.7	6.3	21.2	5.1	(10.7)	11.8
Debit	4.9	1.4	5.3	1.4	4.4	1.1	(6.2)	19.3

Total	352.5	100.0%	375.5	100.0%	416.4	100.0%	(6.1)	(9.8)

AOF by Geographic Area (in millions)

							Percent Change
At December 31,	2008	%	2007	%	2006	%	2008 vs. 2007	2007 vs. 2006

Domestic	268.1	76.1%	301.3	80.2%	348.5	83.7%	(11.0)%	(13.6)%
International	84.4	23.9	74.2	19.8	67.9	16.3	13.7	9.3

Total	352.5	100.0%	375.5	100.0%	416.4	100.0%	(6.1)	(9.8)

Activity in AOF (in millions)

	2007 to 2008	2006 to 2007	2005 to 2006

Beginning balance	375.5	416.4	437.9
Internal growth of existing clients	36.5	40.3	36.6
New clients	22.7	24.2	91.2
Purges/Sales	(46.3)	(11.8)	(16.4)
Deconversions	(35.9)	(93.6)	(132.9)

Ending balance	352.5	375.5	416.4

Electronic Payment Processing Services

Electronic payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder accounts on file. Cardholder accounts on file include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts. Due to the organic growth of TSYS clients and the expanding use of cards, as well as increases in the scope of services offered to clients, revenues relating to electronic payment processing services have continued to grow for all years except 2007.

Electronic payment processing services revenues increased 2.2%, or $20.9 million, for the year ended December 31, 2008, compared to the year ended December 31, 2007, which decreased 3.4%, or $33.1 million, compared to the year ended December 31, 2006. The impact of acquisitions on consolidated electronic payment processing services revenues for each of the years presented was $36.4 million in 2008, $33.2 million in 2007 and $12.4 million in 2006.

Two of the Company’s credit card processing clients, Washington Mutual Bank and Wachovia, have recently been acquired. Washington Mutual Bank, for which TSYS provides consumer card processing services, was acquired by JP Morgan Chase Bank (Chase) from the Federal Deposit Insurance Corporation (FDIC) as receiver, and Wachovia, for which TSYS provides consumer and commercial card processing services, was acquired by Wells Fargo.

Chase is a licensee of the Company’s TS2 card processing software and processes its consumer credit card portfolio in-house using that software. The Company and Chase have entered into an agreement with respect to the discontinuation of the servicing of Washington Mutual’s consumer card portfolio by the Company. The deconversion is expected to take place in March 2009. The loss of Washington Mutual as a processing client is not expected to have a material adverse affect on TSYS’ financial position, results of operations or cash flows.

TSYS provides selected processing services to Wells Fargo, including merchant acquiring and commercial card processing services, but TSYS does not provide consumer credit card processing services to Wells Fargo. TSYS expects to continue to provide commercial card processing services for the Wachovia commercial card portfolio to be acquired by Wells Fargo, and is in discussion with Wells Fargo about its processing plans for the Wachovia consumer card portfolio.

The Company has a long term processing agreement with Wachovia but cannot at this time predict if it will ultimately receive the full benefits of the processing agreement. The loss of Wachovia as a processing client is not expected to have a material adverse effect on TSYS’ financial position, results of operations or cash flows.

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

The Company believes it will increase its electronic payment processing services through the internal growth of existing clients and the conversion of new accounts, primarily internationally.

Merchant Acquiring Services

Merchant acquiring services revenues are derived from providing processing services, acquiring solutions, related systems and integrated support services to financial institutions and other merchant acquirers. Revenues from merchant acquiring services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of retail market segments. Merchant acquiring services include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; merchant billing services; and point-of-sale equipment sales and service.

Revenues from merchant acquiring services are mainly generated by TSYS’ wholly owned subsidiary, TSYS Acquiring, and majority owned subsidiary, GP Net. Merchant acquiring services revenues increased 2.9%, or $7.4 million, for the year ended December 31, 2008, compared to the year ended December 31, 2007, which decreased 2.4%, or $6.2 million, compared to the year ended December 31, 2006. The increase in revenues for 2008, as compared to 2007, is attributable to the acquisition of Infonox, and the internal growth of existing clients offset by client deconversions and price compression. The decrease in revenues for 2007 as compared to 2006 is attributable to client deconversions in the terminal distribution businesses and price compression. The losses were partially offset by the internal transaction growth of existing clients.

TSYS Acquiring’s results are driven by the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. TSYS Acquiring’s authorization and capture transactions are primarily through dial-up or Internet connectivity.

During 2008, TSYS Acquiring signed nine new clients and renewed fourteen long-term contracts.

During 2007, TSYS Acquiring renewed long-term agreements with two of its top 10 clients or five of its top 20 clients, as well as signed several new clients. TSYS Acquiring also began integrated clearing and settlement processing for Discover Network card acceptance to merchant acquirers and independent sales organizations.

TSYS Acquiring also expanded its offerings during 2008 to include the Infonox solution set, a host of new point-of-sale terminals and software applications including solutions for the health care industry, PCI scanning and assessment services. These offerings compliment the existing enhanced Dynamic Currency Conversion and multi-currency processing services, Spanish language telephone processing, improved Internet-based research and portfolio reporting capabilities, new Merchant Boarding and Maintenance (MBM) capabilities.

Other Services

Revenues from other services consist primarily of revenues generated by TSYS’ wholly owned subsidiaries not included in electronic payment processing services or merchant acquiring services, as well as TSYS’ business process management services. These services include mail and correspondence processing services, teleservicing, data documentation capabilities, offset printing, client service, collections and account solicitation services. TSYS provides clients, through its wholly owned subsidiary, Columbus Depot Equipment Company, with an option to lease certain equipment necessary for online communications and for the use of TSYS applications. Through its wholly owned subsidiary Columbus Productions, Inc., TSYS provides full-service commercial printing services to TSYS clients and others. TSYS Total Debt Management, Inc. (TDM) provides recovery collections work, bankruptcy process management, legal account management and skip tracing. TSYS Loyalty, Inc. (TSYS Loyalty) provides targeted loyalty consulting, as well as travel, gift card and merchandise reward programs to more than 40 national and regional financial institutions in the United States. TSYS Managed Services EMEA Ltd. (TSYS Managed Services) provides specialized customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in electronic payment processing and merchant acquiring activities.

Revenues from other services increased $35.7 million, or 16.3%, in 2008, compared to 2007. In 2007, revenues from other services increased $33.0 million, or 17.8%, compared to 2006. The increase in 2008 compared to 2007 is mainly attributable to increased call center revenues and increased debt collection services performed by TDM. The increase in 2007 compared to 2006 is mainly attributable to the impact of acquisitions and increased debt collection services performed by TDM. The impact of acquisitions on consolidated other services revenues for each of the years presented was $31.9 million in 2008 and $5.7 million in 2007.

In November 2006, TSYS announced a joint venture with Merchants to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The new venture is called TSYS Managed Services.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS’ international clients, and these services were characterized as reimbursable items. With the new agreement, these services will be characterized as other services revenues. Refer to Note 22 in the consolidated financial statements for further information on TSYS Managed Services.

In May 2006, TSYS’ collection subsidiary renegotiated a contract with its largest client. One of the provisions that was changed related to the handling of attorney fees and court costs. Prior to the renegotiation, these fees and costs were included in other services revenues. After the renegotiation, these fees and costs are now included in reimbursables. TSYS recognized $16.9 million, $11.3 million and $25.9 million of attorney fees and court costs for the years ended December 31, 2008, 2007 and 2006, respectively, as other services revenues.

Reimbursable Items

As a result of the FASB’s EITF No. 01-14 (EITF 01-14), “Income Statement Characterization of Reimbursements Received for ’Out-of-Pocket’ Expenses Incurred,” the Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursable expense items for which TSYS is reimbursed by clients are attorney fees and court costs and postage. The Company’s reimbursable items are impacted with changes in postal rates and changes in the volumes of all mailing activities by its clients. Reimbursable items increased $68.8 million, or 18.2%, in 2008, as compared to 2007. Reimbursable items increased $25.0 million, or 7.1%, in 2007, as compared to 2006.

The Company’s reimbursable items are impacted by acquisitions. The impact of acquisitions on consolidated reimbursable items revenues for each of the years presented was $2.5 million in 2008, $1.4 million in 2007 and $1.0 million in 2006.

In connection with the renegotiated collection subsidiary contract discussed in other services revenues, TSYS has recognized $181.3 million of attorney fees and court costs for the year ended December 31, 2008 as reimbursable items, as compared to $103.6 million for the year ended December 31, 2007, as compared to $20.2 million for the year ended December 31, 2006.

Operating Expenses

As a percentage of revenues, operating expenses increased in 2008 to 80.8%, compared to 80.4% and 80.0% for 2007 and 2006, respectively. As a percentage of revenues, the increase in expenses for the years ended December 31, 2008 and 2007, includes a decrease of $15.6 million and an increase of $14.4 million for 2008 and 2007, respectively, related to the effects of currency translation of the Company’s foreign based subsidiaries, branches and divisions. The impact of acquisitions on consolidated total expenses for each of the years presented was $93.0 million in 2008, $55.1 million in 2007 and $16.3 million in 2006. Operating expenses were $1,567.1 million in 2008, compared to $1,452.3 million in 2007 and $1,430.1 million in 2006.

Salaries and Other Personnel Expense

Summarized below are the major components of salaries and other personnel expense for the years ended December 31, 2008, 2007 and 2006:

	Years Ended December 31,			Percent Change
(in thousands)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

Salaries	$451,719	417,237	386,811	8.3%	7.9%
Employee benefits	97,791	105,868	105,367	(7.6)	0.5
Nonemployee wages	57,828	50,271	43,913	15.0	14.5
Share-based compensation	17,957	13,162	9,157	36.4	43.7
Other	13,594	14,527	12,237	(6.4)	18.7
Less capitalized expenses	(40,316)	(24,410)	(35,241)	(65.2)	30.7

Totals	$598,573	576,655	522,244	3.8	10.4

The impact of acquisitions on consolidated salaries and other personnel expenses for each of the years presented was $58.4 million in 2008, $33.6 million in 2007 and $6.8 million in 2006. In addition, the change in salaries and other personnel expense is associated with the normal salary increases and related benefits, offset by the level of employment costs capitalized as software development and contract acquisition costs. Salaries and other personnel expense include the accrual for performance-based incentive benefits, which includes bonuses, profit sharing and employer 401(k) expenses. For the years ended December 31, 2008, 2007 and 2006, the Company accrued $10.9 million, $38.7 million and $40.0 million, respectively, of performance-based incentives.

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

Share-based compensation expenses include the impact of expensing the fair value of stock options, as well as expenses associated with nonvested shares. For the year ended December 31, 2008, share-based compensation was $17.9 million (excluding $6.8 million included in spin related expenses), compared to $13.2 million (excluding $5.4 million included in spin related expenses) and $9.2 million for the same period in 2007 and 2006, respectively.

The Company’s salaries and other personnel expense is greatly influenced by the number of employees. Below is a summary of the Company’s employee data:

Employee Data:				Percent Change
(FTE)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

At December 31,	8,110	6,921	6,749	17.2%	2.5%
YTD Average	7,691	6,799	6,642	13.1	2.4

The majority of the increase in the number of employees in 2008 as compared to 2007 is a result of the acquisition of Infonox (104) and the expansion of TSYS’ international business (782). The majority of the increase in the number of employees in 2007 as compared to 2006 is a result of the expansion of TSYS’ international business.

Prior to the spin-off, Synovus provided certain administrative services, such as human resources, legal, security and tax preparation and compliance, to TSYS in exchange for a management fee, which is included in other operating expenses, to cover TSYS’ pro rata share of services. With the spin-off, TSYS began recruiting employees and assumed these functions during 2008. During the 2008 transition period, TSYS continued to utilize Synovus’ administrative services until these functions were operational within TSYS in exchange for an adjusted management fee based on utilization. As it assumed these functions, the Company’s salaries and other personnel expenses increased, while other operating expenses decreased. TSYS’ headcount has increased by approximately 60 people as these administrative services transitioned to TSYS.

Net Technology and Facilities Expense

Summarized below are the major components of net technology and facilities expense for the years ended December 31, 2008, 2007 and 2006:

	Years Ended December 31,			Percent Change
(in thousands)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

Depreciation and amortization	$112,587	108,630	135,137	3.6%	(19.6)%
Equipment and software rentals	85,910	80,161	109,427	7.2	(26.7)
Repairs and maintenance	53,023	45,329	48,079	17.0	(5.7)
Asset impairments	—	538	—	nm	nm
Other	47,181	38,496	34,611	22.6	11.2

Totals	$298,701	273,154	327,254	9.4	(16.5)

nm = not meaningful

The impact of acquisitions on consolidated net technology and facilities expenses for each of the years presented was $15.5 million in 2008, $7.4 million in 2007 and $1.9 million in 2006.

Amortization expense of licensed computer software, developed software and acquisition technology intangibles increased 1.0%, or $334,000, for the year ended December 31, 2008, as compared to the year ended December 31, 2007, which decreased 29.6%, or $27.1 million, as compared to the year ended December 31, 2006. The Company has certain license agreements requiring increased license fees based upon achieving certain thresholds of processing capacity commonly referred to as millions of instructions per second or MIPS. These licenses are amortized using a units-of-production basis. As a result of the deconversions during 2006 and 2007, TSYS’ total future MIPS are expected to decline, resulting in an increase in software amortization for the periods prior to the deconversion dates. As it converted the vast majority of the Capital One portfolio, TSYS was operating at its highest production capacity in the Company’s history. This capacity level was designed to maintain the service processing needs of all clients and was reduced as certain clients deconverted in October 2006. As a result of the deconversion of a consumer portfolio in October 2006, the Company accelerated the amortization of a mainframe software operating system dedicated solely to the processing of the deconverted portfolio. The acceleration resulted in an increase of approximately $11.0 million in software amortization and related prepaid maintenance in 2006. Refer to Note 6 in the consolidated financial statements for further information on computer software.

TSYS’ equipment and software needs are fulfilled primarily through operating leases and software licensing arrangements. Equipment and software rental expense was $85.9 million for the year ended December 31, 2008, an increase of $5.7 million, or 7.2%, compared to $80.2 million for the year ended December 31, 2007, a decrease of $29.2 million, or 26.7%, compared to $109.4 million for the year ended December 31, 2006. The Company’s equipment and software rentals increased for 2008, as compared to 2007, as a result of increased processing capacity associated with the growth in international business. The Company’s equipment and software rentals decreased for 2007, as compared to 2006, as a result of reduced processing capacity for certain clients that deconverted during 2006.

Spin Related Expenses

Spin related expenses consist of expenses associated with the separation from Synovus. In July 2007, Synovus’ Board of Directors appointed a special committee of independent directors to make a recommendation with respect to whether to distribute Synovus’ ownership interest in TSYS to Synovus’ shareholders. As a result, the TSYS Board of Directors formed a special committee of independent TSYS directors to consider the terms of any proposed spin-off by Synovus of its ownership interest in TSYS, including the size of the pre-spin cash dividend. TSYS incurred expenses associated with advisory and legal services in connection with the spin assessment. As the spin-off was finalized and completed, TSYS also incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. During the years ended December 31, 2008 and 2007, the Company incurred approximately $11.1 million and $13.5 million of spin related expenses, respectively. Refer to Note 23 in the consolidated financial statements for more information on the spin-off.

Other Operating Expenses

Summarized below are the major components of other operating expenses for the years ended December 31, 2008, 2007 and 2006:

	Years Ended December 31,			Percent Change
(in thousands)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

Third-party data processing services	$42,960	39,829	39,943	7.9%	(0.3)%
Travel and business development	24,513	25,784	20,208	(4.9)	27.6
Supplies and stationery	24,483	20,022	27,220	22.3	(26.4)
Professional advisory services	23,842	32,539	23,394	(26.7)	39.1
Court costs associated with debt collection services	16,863	11,310	25,935	49.1	(56.4)
Amortization of conversion costs	14,392	15,887	17,840	(9.4)	(10.9)
Amortization of acquisition intangibles	2,899	3,118	5,108	(7.0)	(39.0)
Management fees	141	9,031	9,040	nm	(0.1)
Asset impairments	—	620	—	nm	nm
Other	62,001	53,137	59,165	16.7	(10.2)

Totals	$212,094	211,277	227,853	0.4	(7.3)

nm = not meaningful

The impact of acquisitions on consolidated other operating expenses for each of the years presented was $16.6 million in 2008, $12.7 million in 2007 and $7.0 million in 2006. Other operating expenses were also impacted by the court costs associated with a debt collection arrangement, amortization of contract acquisition costs and the provision for transaction processing accruals. Amortization of contract acquisition costs associated with conversions was $14.4 million, $15.9 million and $17.8 million in 2008, 2007 and 2006, respectively.

Other operating expenses also include, among other things, costs associated with delivering merchant acquiring services, professional advisory fees, charges for processing errors, contractual commitments and bad debt expense. Management’s evaluation of the adequacy of its transaction processing reserves and allowance for doubtful accounts is based on a formal analysis which assesses the probability of losses related to contractual contingencies, processing errors and uncollectible accounts. Increases and decreases in service level quality expenses and charges for bad debt expense are reflected in other operating expenses. For 2008, 2007 and 2006, service level quality expenses were $3.2 million, $35,000 and $11.0 million, respectively. For the year ended December 31, 2008, the Company had recoveries of bad debt expense of $1.6 million. For the year ended December 31, 2007, the Company had provisions for bad debt expense of $900,000. For the year ended December 31, 2006, the Company had recoveries of bad debt expense of $164,000.

TSYS’ management fees decreased as it transitioned away from administrative services supplied by Synovus, and began recruiting employees and assumed these functions in 2008. The majority of these types of expenses are salaries and other personnel expense.

Operating Income

Operating income increased 5.1% to $371.5 million in 2008, compared to $353.5 million in 2007, which was a decrease of 1.0% over 2006 operating income of $357.1 million. The operating income margin decreased to 19.2% in 2008, compared to 19.6% and 20.0% in 2007 and 2006, respectively. The decrease in operating margin for 2008 was the result of the increase in reimbursable items which the Company receives reimbursement for out-of-pocket expenses at no margin. The decrease in operating margin for 2007 was mainly attributable to the spin related costs.

Nonoperating Income (Expense)

Nonoperating income consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income decreased in 2008 as compared to 2007, and increased in 2007 as compared to 2006. Interest income for 2008 was $8.7 million, a 67.6% decrease compared to $26.9 million in 2007, which was a 90.8% increase compared to $14.1 million in 2006. The variation in interest income is primarily attributable to the fluctuations in the cash available for investment and changes in short-term interest rates.

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

Interest expense for 2008 was $11.3 million, an increase of $8.2 million compared to $3.1 million in 2007, which was an increase of $2.5 million compared to $573,000 in 2006. The increase in interest expense in 2008 compared to 2007 relates to the increased borrowings undertaken by the Company in 2007, primarily associated with paying the one-time special dividend.

For the years ended December 31, 2008, 2007 and 2006, the Company recorded a translation gain of approximately $10.5 million, $41,000 and $1.2 million, respectively, related to intercompany loans and foreign denominated balance sheet accounts.

Occasionally, the Company will provide financing to its subsidiaries in the form of an intercompany loan which is required to be repaid in U.S. dollars. For its subsidiaries whose functional currency is something other than the U.S. dollar, the translated balance of the financing (liability) is adjusted upward or downward to match the U.S.-dollar obligation (receivable) on the Company’s financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company’s statements of income. As a result of these financing arrangements, the Company recorded a foreign currency transactional gain on the Company’s financing for the years ended December 31, 2008, 2007 and 2006 of $2.2 million, $3.4 million and $3.7 million, respectively.

On October 31, 2008, the Company repaid its loan associated with its Global Services segment of £33.0 million, or approximately $54.1 million, which it obtained in August 2007. Refer to Note 11 in the consolidated financial statements for more information on the long-term financing arrangement.

The Company records foreign currency translation adjustments on foreign-denominated balance sheet accounts. The Company maintains several cash accounts denominated in foreign currencies, primarily in Euros and British Pounds Sterling (BPS). As the Company translates the foreign-denominated cash balances into U.S. dollars, the translated cash balance is adjusted upward or downward depending upon the foreign currency exchange movements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company’s statements of income. As those cash accounts have increased, the upward or downward adjustments have increased. The Company recorded a net translation gain of approximately $8.3 million and a net translation loss of approximately $3.3 million and $2.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to the translation of foreign denominated balance sheet accounts, most of which were cash.

The balance of the Company’s foreign-denominated cash accounts subject to risk of translation gains or losses at December 31, 2008 was approximately $16.3 million, the majority of which is denominated in Euros.

Income Taxes

Income tax expense was $131.8 million, $143.7 million and $126.2 million in 2008, 2007 and 2006, respectively, representing effective income tax rates of 34.6%, 37.8% and 33.8%, respectively. The calculation of the effective tax rate includes minority interest in consolidated subsidiaries’ net income and equity in income of equity investments in pretax income.

During 2008, the Company generated federal and foreign net operating loss benefits in excess of its utilization capacity based on both the Company’s current operations and with consideration of future tax planning strategies. Accordingly, the Company increased its valuation allowance for deferred income tax assets by $5.0 million.

TSYS has adopted the permanent reinvestment exception under Accounting Principles Board Opinion No. 23 (APB 23) “Accounting for Income Taxes — Special Areas,” with respect to future earnings of certain foreign subsidiaries. As a result, TSYS now considers foreign earnings related to these foreign operations to be permanently reinvested.

In 2008, TSYS reassessed its contingencies for federal and state exposures, which resulted in a net decrease in tax contingency amounts of approximately $2.2 million.

Equity in Income of Equity Investments

TSYS’ share of income from its equity in equity investments was $6.1 million, $5.4 million and $4.2 million for 2008, 2007 and 2006, respectively. Refer to Notes 2 and 9 in the consolidated financial statements for more information on equity investments.

Net Income

Net income increased 5.3% to $250.1 million (basic EPS of $1.28 and diluted EPS of $1.27) in 2008, compared to 2007. In 2007, net income decreased 4.7% to $237.4 million (basic EPS of $1.21 and diluted EPS of $1.20), compared to $249.2 million (basic EPS of $1.27 and diluted EPS of $1.26) in 2006. The increase in net income in 2008, as compared to 2007, is the result of the decrease in income taxes. Income taxes in 2007 include taxes related to deconsolidation. Refer to Note 23 in the consolidated financial statements for more information on the spin-off of TSYS by Synovus. The decrease in net income in 2007, as compared to

2006, is the result of spin-related expenses in 2007 and the inclusion of the Bank of America termination fee in 2006.

Net Profit Margin

The Company’s net profit margin for 2008 was 12.9%, compared to 13.1% and 13.9% for the years ended December 31, 2007 and 2006, respectively. TSYS’ profit margin is impacted by the consolidation of majority-owned subsidiaries. The Company recognizes only its share of net profits from these entities, while consolidating all of their revenues, which has the impact of lowering overall net profit margins.

TSYS’ net profit margin decreased for the year ended December 31, 2008 as a result of the increase in reimbursable items for which the Company receives reimbursement for out-of-pocket expenses at no margin. TSYS’ net profit margin decreased for the year ended December 31, 2007 as a result of the spin-related expenses.

Operating Segments

North America Services

North America Services segment provides electronic payment processing and related services, including debt collection services, to clients primarily based in North America. This segment has two major customers.

Below is a summary of the North America Services segment:

	Years Ended December 31,			Percent Change
(in millions, except transactions in billions)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

Total revenues	$1,324.1	1,262.2	1,322.7	4.9%	(4.6)%
Operating income	268.7	258.3	283.4	4.0	(8.9)
AOF	319.0	352.1	395.6	(9.4)	(11.0)
Transactions	6.7	8.7	9.3	(23.2)	(6.7)

The increase in total revenues for 2008 compared to 2007 is attributable to the increase in reimbursable items, primarily court costs, new clients and internal growth of existing clients, and was partially offset by the decline in accounts on file and transaction volumes. The decrease in total revenues for 2007, as compared to 2006, is the result of receiving the Bank of America termination fee associated with their deconversion in October 2006.

Global Services

Global Services segment provides electronic payment processing and related services to clients primarily based outside the North America region. This segment has two major customers.

Below is a summary of the Global Services segment:

	Years Ended December 31,			Percent Change
(in millions, except transactions in billions)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

Total revenues	$316.9	252.3	182.5	25.6%	38.2%
Operating income	48.4	44.1	16.2	9.8	nm
AOF	33.5	23.4	20.8	43.4	12.3
Transactions	1.0	0.8	0.8	22.7	4.9
nm = not meaningful

The increase in total revenues for 2008 compared to 2007 is driven by growth in accounts and transactions processed. The increase in total revenues for 2007, as compared to 2006, is the result of the increase in call center business.

During the fourth quarter of 2008, the U.S. dollar strengthened against the British Pound. As a result, foreign denominated financial statements were translated into fewer U.S. dollars, which impact the comparison to prior periods when the U.S. dollar was weaker. For 2009, TSYS does not expect any significant movements from the rates that existed at December 31, 2008. As a result, U.S. denominated financial results for TSYS’ Global Services’ business are expected to be negatively impacted as a result of a relatively stronger dollar in 2009 as compared to 2008.

Merchant Services

Merchant Services segment provides merchant processing and related services to clients primarily based in the United States. This segment has one major customer.

Below is a summary of the Merchant Services segment:

	Years Ended December 31,			Percent Change
(in millions, except transactions in billions)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

Total revenues	$297.6	291.3	282.0	2.2%	3.3%
Operating income	65.6	64.7	57.5	1.4	12.5
Point-of-sale transactions	5.06	4.94	4.52	2.3	9.4

The increase in total revenues for 2008, as compared to 2007, is the result of new business and acquisitions, and was partially offset by price compression and deconversions. The increase in total revenues for 2007, as compared to 2006, is the result of new business being partially offset by price compression and deconversions.

Non-GAAP Financial Measures

The non-generally accepted accounting principles (GAAP) financial measures of reimbursable items, spin-related costs and the Bank of America termination fee presented by TSYS are utilized by management to better understand and assess TSYS’ operating results and financial performance. Management evaluates the Company’s operating performance based upon operating and net profit margins excluding reimbursable items, a non-GAAP measure. TSYS also uses these non-GAAP financial measures to evaluate and assess TSYS’ financial performance against budget. TSYS believes that these non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results.

TSYS believes that these non-GAAP financial measures are representative measures of comparative financial performance that reflect the economic substance of TSYS’ current and ongoing business operations. Although non-GAAP financial measures are often used to measure TSYS’ operating results and assess its financial performance, they are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

TSYS believes that its use of these non-GAAP financial measures provides investors with the same key financial performance indicators that are utilized by management to assess TSYS’ operating results, evaluate the business and make operational decisions on a prospective, going-forward basis. Hence, management provides disclosure of non-GAAP financial measures in order to allow shareholders and potential investors an opportunity to see TSYS as viewed by management, assess TSYS with some of the same tools that management utilizes internally and compare such information with prior periods.

Profit Margins and Reimbursable Items

Management believes that operating and net profit margins excluding reimbursable items are more useful because reimbursable items do not impact profitability as the Company receives reimbursement for expenses incurred on behalf of its clients. TSYS believes that the presentation of GAAP financial measures alone would not provide its shareholders and potential investors with the ability to appropriately analyze its ongoing operational results, and therefore expected future results. TSYS therefore believes that inclusion of these non-GAAP financial measures provides investors with more information to help them better understand its financial statements just as management utilizes these non-GAAP financial measures to better understand the business, manage its budget and allocate its resources.

Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2008, 2007 and 2006:

(in thousands)	2008	2007	2006

Operating income	$371,550	353,511	357,082

Net income	$250,100	237,443	249,163

Total revenues	$1,938,608	1,805,836	1,787,171

Operating margin (as reported)	19.2%	19.6%	20.0%

Net profit margin (as reported)	12.9%	13.1%	13.9%

Revenues before reimbursable items	$1,492,058	1,428,123	1,434,433

Adjusted operating margin	24.9%	24.8%	24.9%

Adjusted net profit margin	16.8%	16.6%	17.4%

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

Below is the reconciliation between reported net income and adjusted net income excluding spin-related items for the years ended December 31, 2008, 2007 and 2006:

				Percent
				Change
				2008	2007
				vs.	vs.
	2008	2007	2006	2007	2006
(in thousands)

Net income (as reported)	$250,100	237,443	249,163	5.3%	(4.7)%
Spin-related costs, net of tax	7,798	22,625	—
Bank of America termination fee, net of amortization and taxes	—	—	(40,880)

Net income (as adjusted)	$257,898	260,068	208,283	(0.8)%	24.9%

Projected Outlook for 2009

TSYS expects its 2009 net income to change between (3%)-0% as compared to 2008, based on the following assumptions: (1) there will be no additional significant one-time spin costs in 2009; (2) there will be no significant movements in LIBOR and TSYS will not make any significant draws on its $252 million revolving credit facility; (3) estimated total revenues will change 0% to 2% in 2009; (4) anticipated growth levels in employment, technology and other expenses, which are included in 2009 estimates, will be accomplished; (5) there will be no significant movement in foreign currency exchange rates related to TSYS’ business subsequent to December 31, 2008; (6) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles; (7) there will be no deconversions of large clients during the year other than as previously announced; and (8) the economy will stabilize in the second half of 2009.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2008	2007	2006

Net income	$250,100	237,443	249,163
Depreciation and amortization	159,690	152,468	184,894
Other noncash items and charges, net	9,354	6,232	(6,111)
Dividends from equity investments	6,421	2,994	2,370
Net change in current and long-term assets and current and long-term liabilities	(71,820)	(64,275)	(44,557)

Net cash provided by operating activities	$353,745	334,862	385,759

TSYS’ main source of funds is derived from operating activities, specifically net income. The increase in 2008 compared to 2007 in net cash provided by operating activities was primarily the result of increased earnings and other noncash items and charges. The decrease in 2007 compared to 2006 in net cash provided by operating activities was primarily the result of decreased earnings and the net change in current and long-term assets and current and long-term liabilities.

Net change in current and long-term assets and current and long-term liabilities include accounts receivable, prepaid expenses, other current assets and other assets, accounts payable, accrued salaries and employee benefits and other liabilities. The change in accounts receivable between the years is the result of timing of collections compared to billings. The change in accounts payable and other liabilities between years is the result of the timing of payments, funding of performance-based incentives and payments of vendor invoices.

During 2007, the Company recognized impairment charges on property of $538,000 and contract acquisition costs of $620,000. Refer to Notes 5, 6 and 7 in the consolidated financial statements for more information on the impairment of developed software, property and contract acquisition costs.

Dividends Received from Equity Investments

Total cash dividends received from equity investments was $6.4 million in 2008, compared to $3.0 million and $2.4 million in 2007 and 2006, respectively.

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2008	2007	2006

Purchases of property and equipment, net	$(47,969)	(55,274)	(26,506)
Additions to licensed computer software from vendors	(31,499)	(33,382)	(11,858)
Additions to internally developed computer software	(21,777)	(17,785)	(13,972)
Cash used in acquisitions and equity investments, net of cash acquired	(50,927)	(12,552)	(69,391)
Subsidiary repurchase of minority interest	(343)	—	—
Additions to contract acquisition costs	(41,456)	(22,740)	(42,452)

Net cash used in investing activities	$(193,971)	(141,733)	(164,179)

The major uses of cash for investing activities have been the addition of property and equipment, primarily computer equipment, the purchase of licensed computer software and internal development of computer software, investments in contract acquisition costs associated with obtaining and servicing new or existing clients, and business acquisitions. The major use of cash for investing activities in 2008 was for the purchase of Infonox, the purchase of property and equipment and additions to licensed computer software from vendors. The major use of cash for investing activities in 2007 was for the purchase of property and equipment and additions to licensed computer software from vendors. The major use of cash for investing activities in 2006 was for the purchase of TSYS Card Tech and TSYS Managed Services and an increase in the ownership equity of CUP Data.

Property and Equipment

Capital expenditures for property and equipment were $48.0 million in 2008, compared to $55.3 million in 2007 and $26.5 million in 2006. The majority of capital expenditures in 2008, 2007 and 2006 related to investments in new computer processing hardware.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors were $31.5 million in 2008, compared to $33.4 million in 2007 and $11.9 million in 2006. The increase in licensed computer software in 2007 related to the purchase of additional mainframe and distributed system licenses.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to and development of TS2 processing systems, were $21.8 million in 2008, $17.8 million in 2007 and $14.0 million in 2006.

The amount capitalized as software development costs in 2007 is mainly attributable to TSYS Acquiring’s development of MBM. The Company remains committed to developing and enhancing its processing solutions to expand its service offerings. In addition to developing solutions, the Company has expanded its service offerings through strategic acquisitions, such as TSYS Card Tech.

Cash Used in Acquisitions

On November 4, 2008, TSYS acquired Infonox for an aggregate consideration of approximately $50.3 million, with contingent payments over the next three years of up to $25.0 million based on performance. The Company has allocated approximately $28.4 million to goodwill. Refer to Note 22 in the consolidated financial statements for more information on Infonox.

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

On July 11, 2006, TSYS acquired Card Tech, Ltd. and related companies for an aggregate consideration of approximately $59.5 million, including direct acquisition costs, and has renamed the business as TSYS Card Tech. Refer to Note 22 in the consolidated financial statements for more information on TSYS Card Tech.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company’s processing systems. The Company’s investments in contract acquisition costs were $41.5 million in 2008, $22.8 million in 2007 and $42.5 million in 2006. The Company made cash payments for processing rights of $20.1 million and $13.5 million in 2008 and 2007, respectively. Conversion cost additions were $21.4 million, $9.3 million and $32.3 million in 2008, 2007 and 2006, respectively. The increase in the amount of conversion cost additions for 2008, as compared to 2007, is the result of capitalized costs related to conversions that occurred during the year.

Cash Flows from Financing Activities

(in thousands)	2008	2007	2006

Proceeds from borrowings of long-term debt	$18,575	263,946	—
Principal payments on long-term debt borrowings and capital lease obligations	(67,631)	(4,816)	(2,691)
Dividends paid on common stock	(55,449)	(655,246)	(51,269)
Repurchase of common stock	(35,698)	—	(22,874)
Other	117	19,412	7,237

Net cash used in financing activities	$(140,086)	(376,704)	(69,597)

The major uses of cash for financing activities have been the payment of dividends, principal payment on capital lease and software obligations and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the occasional use of borrowed funds. The Company used $140.1 million in cash for financing activities for the year ended December 31, 2008 primarily for payments on long-term debt and capital lease obligations and the purchase of common stock. Net cash used in financing activities for the year ended December 31, 2007 was $376.7 million primarily as a result of payments of cash dividends. The Company used $69.6 million in cash for financing activities for the year ended December 31, 2006 primarily for the purchase of common stock, payment of cash dividends and principal payments on capital lease obligations.

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

During 2008, TSYS purchased 2.0 million shares of TSYS common stock through open market transactions for an aggregate purchase price of $35.7 million, or an average per share price of $18.13. During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76. The Company has approximately 6,928,000 shares remaining that could be repurchased under the stock repurchase plan.

Financing

On October 31, 2008, the Company repaid its Global Services’ loan of £33.0 million, or approximately $54.1 million, which it obtained in August 2007. Refer to Note 11 in the consolidated financial statements for more information on the long-term financing arrangement.

On October 30, 2008, the Company’s Global Services segment obtained a credit agreement from a third-party to borrow up to approximately ¥2.0 billion, or $21 million, in a Yen-denominated three year loan to finance activities in Japan. The rate is the London Interbank Offered Rate (LIBOR) plus 80 basis points. The Company initially made a draw of ¥1.5 billion, or approximately $15.1 million. Refer to Note 11 in the consolidated financial statements for more information on the note.

On May 28, 2008, TSYS Managed Services EMEA Ltd. borrowed £1.3 million, or approximately $2.5 million, through a short-term note. At the end of December 2008, the balance of the loan was approximately £1.3 million, or approximately $1.9 million. The interest rate on the note is LIBOR plus 2%, with interest payable quarterly. The term of the note is eleven months. Refer to Note 11 in the consolidated financial statements for more information on the note.

In January 2008, the Company repaid its Global Services’ loan of $2.1 million that it acquired in January 2007. Refer to Note 11 in the consolidated financial statements for more information on the note.

In December 2007, TSYS entered into a credit agreement with Bank of America N.A., Royal Bank of Scotland plc, and other lenders which provides for a $252.0 million five year unsecured revolving credit facility and a $168.0 million unsecured term loan. The proceeds from the credit facility will be used for working capital and other corporate purposes, including to finance the repurchase by TSYS of its capital stock. Refer to Note 11 in the consolidated financial statements for more information on the long-term debt financing. As of December 31, 2008, the Company has not drawn on the $252 million credit facility.

In December 2007, the Company financed the purchase of $22.0 million of mainframe and distributed system software licenses with a note payable with the vendor. The term of the note is 39 months and the interest rate is 3.95%. Refer to Note 11 in the consolidated financial statements for further information on long-term debt.

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. Refer to Note 11 of the consolidated financial statements for more information regarding the long-term financing arrangement between TSYS Managed Services and Merchants. At the end of December 2008, the balance of the financing arrangement was approximately £2.0 million, or approximately $2.9 million.

Dividends

Dividends on common stock of $55.4 million were paid in 2008, compared to $655.2 million and $51.3 million in 2007 and 2006, respectively. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share.

In connection with the spin-off in December 2007, TSYS shareholders received a special cash dividend of approximately $3.03 per share.

Significant Noncash Transactions

During 2008, 2007 and 2006, the Company issued 697,911, 241,260 and 425,925 shares of common stock to certain key employees and non-management members of its Board of Directors under nonvested shares for services to be provided in the future by such individuals. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

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

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2008, for the next five years and thereafter:

	Contractual Cash Obligations
	Payments Due By Period
		1 Year	2 - 3	4 - 5	After
(in millions)	Total	or Less	Years	Years	5 Years

Operating leases	$233.2	92.2	115.6	12.0	13.4
Debt obligations	204.9	8.6	28.3	168.0	—
Capital lease obligations	19.9	6.3	9.2	4.4	—

Total contractual cash obligations	$458.0	107.1	153.1	184.4	13.4

The total liability (with state amounts tax effected) for uncertain tax positions under FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” at December 31, 2008 is $4.4 million. Refer to Note 18 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect a significant payment related to these obligations within the next year.

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

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 2.5:1. At December 31, 2008, TSYS had working capital of $376.4 million, compared to $312.8 million in 2007 and $448.9 million in 2006.

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

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS’ belief with respect to its percentage of market share of specified markets; (ii) TSYS’ belief that Target’s credit facility with Chase will not impact TSYS’ processing relationship with Target; (iii) TSYS’ expectation that the loss of Washington Mutual, or the potential loss of Wachovia, as processing clients will not have a material adverse affect on TSYS; (iv) TSYS’ expectation that it will continue to provide commercial card processing services for the Wachovia commercial card portfolio acquired by Wells Fargo; (v) TSYS’ plans to continue to expand its service offerings internationally and expectation that international revenues will continue to grow; (vi) TSYS’ expectation that it will maintain the card processing functions of Capital One for at least five years; (vii) management’s belief that Chase’s discontinuation of its processing agreement will not have a material adverse affect on TSYS and that TSYS will continue to support Chase in processing its commercial portfolio; (viii) TSYS’ belief that it will increase its electronic payment processing services through the internal growth of existing clients and the conversion of new accounts, primarily internationally; (ix) TSYS’ expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (x) the Board’s intention to continue to pay cash dividends on TSYS stock; (xi) TSYS’ expected net income growth for 2009; (xii) TSYS’ belief with respect to lawsuits, claims and other complaints; (xiii) the expected financial impact of recent accounting pronouncements; (xiv) management’s expectations about the benefits of the spin-off; (xv) TSYS’ expectation with respect to certain tax matters; and the assumptions underlying such statements, including, with respect to TSYS’ expected change in net income for 2009: (a) there will be no additional significant one-time spin costs in 2009; (b) there will be no significant movements in LIBOR and TSYS will not make any significant draws on its $252 million revolving credit facility; (c) estimated total revenues will change 0% to 2% in 2009; (d) anticipated growth levels in employment, technology and other expenses, which are included in 2009 estimates, will be accomplished; (e) there will be no significant movement in foreign currency exchange rates related to TSYS’ business subsequent to December 31, 2008; (f) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles; (g) there will be no deconversions of large clients during the year other than as previously announced; and (h) the economy will stabilize in the second half of 2009. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements. Many of these factors are beyond TSYS’ ability to control or predict. These factors include, but are not limited to:

•	revenues that are lower than anticipated;

•	expenses associated with the spin-off are higher than expected in 2009;

•	movements in LIBOR are greater than expected and draws on the revolving credit facility are greater than expected;

•	TSYS incurs expenses associated with the signing of a significant client;

•	internal growth rates for TSYS’ existing clients are lower than anticipated;

•	TSYS does not convert and deconvert clients’ portfolios as scheduled;

•	adverse developments with respect to foreign currency exchange rates;

•	adverse developments with respect to entering into contracts with new clients and retaining current clients;

•	continued consolidation and turmoil in the financial services industry throughout 2009, including the merger of TSYS clients with entities that are not TSYS processing clients, the sale of portfolios by TSYS clients to entities that are not TSYS clients and the nationalization or seizure by banking regulators of TSYS clients;

•	TSYS is unable to control expenses and increase market share, both domestically and internationally;

•	adverse developments with respect to the credit card industry in general, including a decline in the use of cards as a payment mechanism;

•	TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending;

•	the impact of potential and completed acquisitions, including the costs associated therewith and their being more difficult to integrate than anticipated;

•	the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto;

•	the impact of the application of and/or changes in accounting principles;

•	TSYS’ inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies;

•	TSYS’ inability to anticipate and respond to technological changes, particularly with respect to e-commerce;

•	changes occur in laws, regulations, credit card associations rules or other industry standards affecting TSYS’ business which require significant product redevelopment efforts or reduce the market for or value of its products;

•	successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection;

•	the material breach of security of any of our systems;

•	overall market conditions;

•	the loss of a major supplier;

•	the impact on TSYS’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts; and

•	TSYS’ ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Consolidated Balance Sheets

	December 31,
(in thousands, except per share data)	2008	2007

Assets
Current assets:
Cash and cash equivalents (includes $136.4 million on deposit with a related party at 2007) (Notes 2 and 3)	$220,018	210,518
Restricted cash (includes $8.2 million on deposit with a related party at 2007) (Note 2)	35,821	29,688
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $8.3 million and $10.1 million at 2008 and 2007, respectively (includes $331 from related parties at 2007) (Note 2)	257,721	256,970
Deferred income tax assets (Note 18)	22,851	17,152
Prepaid expenses and other current assets (Note 4)	88,690	72,250

Total current assets	625,101	586,578
Property and equipment, net of accumulated depreciation and amortization (Notes 5 and 20)	280,174	283,138
Computer software, net of accumulated amortization (Note 6)	202,927	205,830
Contract acquisition costs, net of accumulated amortization (Note 7)	137,402	151,599
Goodwill (Note 8)	165,995	142,545
Equity investments (Note 9)	85,928	80,905
Other intangible assets, net of accumulated amortization (Note 10)	17,452	13,462
Other assets	35,273	14,963

Total assets	$1,550,252	1,479,020

Liabilities and Shareholders’ Equity
Current liabilities:
Accrued salaries and employee benefits	$59,844	85,142
Accounts payable (includes $12 and $281 payable to related parties at 2008 and 2007, respectively) (Note 2)	32,318	41,817
Current portion of long-term debt (Note 11)	8,575	8,648
Current portion of obligations under capital leases (Note 11)	6,344	3,080
Other current liabilities (includes $11.2 million payable to related parties at 2007) (Notes 2 and 12)	141,630	135,108

Total current liabilities	248,711	273,795
Long-term debt, excluding current portion (Note 11)	196,294	252,659
Deferred income tax liabilities (Note 18)	60,610	67,428
Obligations under capital leases, excluding current portion (Note 11)	13,576	3,934
Other long-term liabilities	30,212	28,151

Total liabilities	549,403	625,967

Minority interests in consolidated subsidiaries	9,901	8,580

Shareholders’ equity (Notes 13, 14, 15 and 16):
Common stock — $0.10 par value. Authorized 600,000 shares; 200,356 and 199,660 issued at 2008 and 2007, respectively; 196,703 and 197,965 outstanding at 2008 and 2007, respectively	20,036	19,966
Additional paid-in capital	126,888	104,762
Accumulated other comprehensive (loss) income, net	(6,627)	28,322
Treasury stock (shares of 3,652 and 1,695 at 2008 and 2007, respectively)	(69,641)	(34,138)
Retained earnings	920,292	725,561

Total shareholders’ equity	990,948	844,473

Commitments and contingencies (Note 17)
Total liabilities and shareholders’ equity	$1,550,252	1,479,020

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share data)	2008	2007	2006

Revenues:
Electronic payment processing services (includes $5.6 million and $5.1 million from related parties for 2007 and 2006, respectively)	$976,852	955,926	989,062
Merchant acquiring services	261,427	254,069	260,275
Other services (includes $9.0 million and $7.8 million from related parties for 2007 and 2006, respectively)	253,779	218,128	185,096

Revenues before reimbursable items	1,492,058	1,428,123	1,434,433
Reimbursable items (includes $2.5 million and $1.8 million from related parties for 2007 and 2006, respectively)	446,550	377,713	352,738

Total revenues (Notes 2 and 20)	1,938,608	1,805,836	1,787,171

Expenses:
Salaries and other personnel expense (Notes 14 and 19)	598,573	576,655	522,244
Net technology and facilities expense	298,701	273,154	327,254
Spin related expenses (Note 23)	11,140	13,526	—
Other operating expenses (includes $9.5 million and $9.6 million to related parties for 2007 and 2006, respectively)	212,094	211,277	227,853

Expenses before reimbursable items	1,120,508	1,074,612	1,077,351
Reimbursable items	446,550	377,713	352,738

Total expenses (Note 2)	1,567,058	1,452,325	1,430,089

Operating income	371,550	353,511	357,082
Nonoperating income (includes $16.5 million and $7.5 million from related parties for 2007 and 2006, respectively) (Note 2)	5,850	24,180	14,772

Income before income taxes, minority interests and equity in income of equity investments	377,400	377,691	371,854
Income taxes (Note 18)	131,795	143,668	126,182

Income before minority interest and equity in income of equity investments	245,605	234,023	245,672
Minority interests in consolidated subsidiaries’ net income	(1,576)	(1,976)	(752)
Equity in income of equity investments (Note 9)	6,071	5,396	4,243

Net income	$250,100	237,443	249,163

Basic earnings per share	$1.28	1.21	1.27

Diluted earnings per share	$1.27	1.20	1.26

Weighted average common shares outstanding	196,106	196,759	196,744
Increase due to assumed issuance of shares related to common equivalent shares	599	406	333

Weighted average common and common equivalent shares outstanding	196,705	197,165	197,077

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2008	2007	2006

Cash flows from operating activities:
Net income	$250,100	237,443	249,163
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in consolidated subsidiaries’ net income, net of tax	1,576	1,976	752
Net gain on foreign currency translation	(10,481)	(41)	(1,232)
Equity in income of equity investments, net of tax	(6,071)	(5,396)	(4,243)
Dividends received from equity investments (Note 2)	6,421	2,994	2,371
Share-based compensation	24,733	18,620	9,157
Excess tax benefit from share-based payment arrangements	(90)	(8,507)	(2,984)
Depreciation and amortization	159,690	152,468	184,894
Amortization of debt issuance costs	154	—	—
Asset impairments	—	1,158	—
Provisions for (recoveries of) bad debt expenses and billing adjustments	618	1,231	1,614
Charges for transaction processing provisions	3,172	35	10,981
Deferred income tax (benefit) expense	(4,439)	(10,052)	(23,288)
Loss on disposal of equipment, net	182	500	147
(Increase) decrease in:
Accounts receivable	(15,490)	(10,796)	(47,056)
Prepaid expenses, other current assets and other long-term assets	(48,024)	(14,870)	12,342
Increase (decrease) in:
Accounts payable	4,550	10,080	673
Accrued salaries and employee benefits	(25,267)	4,445	(5,416)
Other current liabilities and other long-term liabilities	12,411	(46,426)	(2,116)

Net cash provided by operating activities	353,745	334,862	385,759

Cash flows from investing activities:
Purchases of property and equipment, net	(47,969)	(55,274)	(26,506)
Additions to licensed computer software from vendors	(31,499)	(33,382)	(11,858)
Additions to internally developed computer software	(21,777)	(17,785)	(13,972)
Cash acquired in acquisitions	899	—	8,150
Cash used in acquisitions and equity investments	(51,826)	(12,552)	(77,541)
Subsidiary repurchase of minority interest	(343)	—	—
Additions to contract acquisition costs	(41,456)	(22,740)	(42,452)

Net cash used in investing activities	(193,971)	(141,733)	(164,179)

Cash flows from financing activities:
Proceeds from borrowings	18,575	263,946	—
Excess tax benefit from share-based payment arrangements	90	8,507	2,984
Principal payments on long-term debt borrowings and capital lease obligations	(67,631)	(4,816)	(2,691)
Dividends paid on common stock (includes $528.4 million and $41.5 million to a related party for 2007 and 2006, respectively) (Note 2)	(55,449)	(655,246)	(51,269)
Subsidiary dividends paid to noncontrolling shareholders	(241)	—	—
Proceeds from exercise of stock options	268	11,672	4,253
Debt issuance costs	—	(767)	—
Repurchases of common stock	(35,698)	—	(22,874)

Net cash used in financing activities	(140,086)	(376,704)	(69,597)

Effect of exchange rate changes on cash and cash equivalents	(10,188)	4,970	(429)

Net (decrease) increase in cash and cash equivalents	$9,500	(178,605)	151,554
Cash and cash equivalents at beginning of year	210,518	389,123	237,569

Cash and cash equivalents at end of year	$220,018	210,518	389,123

Cash paid for interest	$11,299	2,670	573

Cash paid for income taxes, net of refunds	$151,165	176,141	144,880

Significant noncash transactions (Note 21)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity and
Comprehensive Income

				Accumulated
			Additional	Other			Total
	Common Stock		Paid-In	Comprehensive	Treasury	Retained	Shareholders’
(in thousands, except per share data)	Shares	Dollars	Capital	Income (Loss)	Stock	Earnings	Equity

Balance as of December 31, 2005	197,975	$19,797	$50,666	$5,685	$(12,841)	$949,465	$1,012,772
Comprehensive income:
Net income	—	—	—	—	—	249,163	249,163
Other comprehensive income, net of tax (Note 16):
Foreign currency translation	—	—	—	15,885	—	—	15,885
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	(929)	—	—	(929)

Other comprehensive income	—	—	—	—	—	—	14,956

Comprehensive income	—	—	—	—	—	—	264,119
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	117	—	482	—	599
Common stock issued for exercise of stock options (Note 14)	275	28	3,595	—	—	—	3,623
Common stock issued for nonvested awards (Note 14)	426	43	(43)	—	—	—	—
Share-based compensation (Note 14)	—	—	9,150	—	—	—	9,150
Cash dividends declared ($0.27 per share)	—	—	—	—	—	(53,221)	(53,221)
Purchase of treasury shares (Note 15)	—	—	—	—	(22,874)	—	(22,874)
Tax benefits associated with share based payment arrangements	—	—	3,192	—	—	—	3,192

Balance as of December 31, 2006	198,676	19,868	66,677	20,641	(35,233)	1,145,407	1,217,360
Cumulative effect of adoption of FIN 48 (Note 18)	—	—	—	—	—	(1,969)	(1,969)
Comprehensive income:
Net income	—	—	—	—	—	237,443	237,443
Other comprehensive income, net of tax (Note 16):
Foreign currency translation	—	—	—	7,632	—	—	7,632
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	49	—	—	49

Other comprehensive income	—	—	—	—	—	—	7,681

Comprehensive income	—	—	—	—	—	—	245,124
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	314	—	1,095	—	1,409
Common stock issued for exercise of stock options (Note 14)	752	75	10,188	—	—	—	10,263
Common stock issued for nonvested awards (Note 14)	225	22	(22)	—	—	—	—
Common stock issued under commitment to charitable foundation	7	1	99	—	—	—	100
Difference in carrying value of asset transferred from related party	—	—	371	—	—	—	371
Share-based compensation (Note 14)	—	—	18,430	—	—	—	18,430
Cash dividends declared ($3.31 per share)	—	—	—	—	—	(655,320)	(655,320)
Tax benefits associated with share based payment arrangements	—	—	8,705	—	—	—	8,705

Balance as of December 31, 2007	199,660	19,966	104,762	28,322	(34,138)	725,561	844,473
Comprehensive income:
Net income	—	—	—	—	—	250,100	250,100
Other comprehensive (loss) income, net of tax (Note 16):
Foreign currency translation	—	—	—	(35,060)	—	—	(35,060)
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	111	—	—	111

Other comprehensive (loss) income	—	—	—	—	—	—	(34,949)

Comprehensive income	—	—	—	—	—	—	215,151
Common stock issued from treasury shares for exercise of stock options (Note 15)	—	—	30	—	195	—	225
Common stock issued for exercise of stock options (Note 14)	2	1	42	—	—	—	43
Common stock issued for nonvested awards (Note 14)	692	69	(69)	—	—	—	—
Share-based compensation (Note 14)	—	—	24,583	—	—	—	24,583
Cash dividends declared ($0.28 per share)	—	—	—	—	—	(55,369)	(55,369)
Purchase of treasury shares (Note 15)	—	—	—	—	(35,698)	—	(35,698)
Pre-spin tax benefits adjustment	—	—	(1,820)	—	—	—	(1,820)
Tax shortfalls associated with share based payment arrangements	—	—	(640)	—	—	—	(640)

Balance as of December 31, 2008	200,354	$20,036	$126,888	$(6,627)	$(69,641)	$920,292	$990,948

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1	Basis of Presentation and Summary of Significant Accounting Policies

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

RISKS AND UNCERTAINTIES AND USE OF ESTIMATES:  Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, lower than anticipated growth from existing clients, an inability to attract new clients and grow internationally, loss of a major customer or other significant client, loss of a major supplier, an inability to grow through acquisitions or successfully integrate acquisitions, an inability to control expenses, technology changes, the impact of the application of and/or changes in accounting principles, financial services consolidation, changes in regulatory requirements, a decline in the use of cards as a payment mechanism, disruption of the Company’s international operations, breach of the Company’s security systems, a decline in the financial stability of the Company’s clients and uncertain economic conditions. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

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

ACCOUNTS RECEIVABLE:  Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $8.3 million and $10.1 million at December 31, 2008 and December 31, 2007, respectively.

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

ACQUISITION TECHNOLOGY INTANGIBLES:  These identifiable intangible assets are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from five to nine years. Statement of Financial Accounting Standards No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets” requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with SFAS No. 144. Acquisition technology intangibles net book values are included in computer software, net in the accompanying balance sheets. Amortization expenses are charged to net technology and facilities expenses in the Company’s consolidated statements of income.

SOFTWARE DEVELOPMENT COSTS:  In accordance with Statement of Financial Accounting Standards No. 86, “Computer Software to be Sold, Leased or Otherwise Marketed,” software development costs are capitalized once technological feasibility o f the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, the Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

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

CONTRACT ACQUISITION COSTS:  The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. The Company capitalizes internal conversion costs in accordance with Staff Accounting Bulletin No. 104 (SAB No. 104), “Revenue Recognition” and FASB Technical Bulletin No. 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.” The capitalization of costs related to cash payments for rights to provide processing services is capitalized in accordance with the FASB’s Emerging Issues Task Force (EITF) No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products).” All costs incurred prior to a signed agreement are expensed as incurred.

Contract acquisition costs are amortized using the straight-line method over the expected customer relationship (contract term)

beginning when the client’s cardholder accounts are converted and producing revenues. The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company’s consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as other operating expenses in the Company’s consolidated statements of income.

The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from either contractual minimum fees (contractual costs) or from expected undiscounted net operating cash flows of the related contract (cash incentives paid). The determination of expected undiscounted net operating cash flows requires management to make estimates. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company’s actual results differ from its estimates of future cash flows. The amount of the impairment is written off in the period that such a determination is made.

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

GOODWILL:  Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (SFAS No. 141), “Business Combinations,” and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

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

The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with Accounting Principles Board (APB) Opinion No. 18 (APB 18), “The Equity Method of Accounting for Investments in Common Stock,” shall not be amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with SFAS No. 142, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of APB 18. Equity method goodwill, which is not reported as goodwill in the Company’s consolidated balance sheet, but is reported as a component of the equity investment, was $46.9 million at December 31, 2008.

At December 31, 2008, the Company had unamortized goodwill in the amount of $166.0 million. The Company performed its annual impairment analyses of its unamortized goodwill balance, and this test did not indicate any impairment for the periods ended December 31, 2008, 2007 and 2006, respectively.

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

MINORITY INTEREST:  Minority interest in earnings of subsidiaries represents the minority shareholders’ share of the net income or loss of GP Net and TSYS Managed Services EMEA Ltd. (TSYS Managed Services). The minority interest in the consolidated balance sheet reflects the original investment by these shareholders in GP Net and TSYS Managed Services, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of GP Net and TSYS Managed Services. TSYS has adopted the accounting policy to recognize gains or losses on equity transactions of a subsidiary as a capital transaction.

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:  In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), “Accounting for Derivative Instruments and Hedging Activities.” In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), “Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2008.

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

The Company’s merchant acquiring services revenues are derived from long-term processing contracts with large financial institutions and other merchant acquirers which generally range from three to eight years and provide for penalties for early termination. Merchant acquiring services revenues are generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal sales and services. Revenue is recognized for merchant acquiring services as those services are performed, primarily on a per unit basis. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.

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

REIMBURSABLE ITEMS:  Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company’s clients. These expenses consist primarily of attorney fees and court costs, postage, access fees and third party software. The Company accounts for reimbursable items in accordance with the FASB’s EITF No. 01-14, “Income Statement Characterization of Reimbursements Received for ’Out-of-Pocket’ Expenses Incurred.”

COST OF SERVICES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:  The Company’s operating expenses consists of cost of services and selling, general and administrative expenses. The Company presents these expenses as employment, technology and facilities and other expenses. Overall, the Company believes its expenses consist predominately of cost of sales type expenses, while selling, general and administrative expenses are insignificant.

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

SFAS No. 123R requires companies to estimate forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by a company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period of the change in estimate. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and a forfeiture rate for all other TSYS share-based awards (including Synovus options to TSYS employees). Currently, TSYS estimates a forfeiture rate in the range of 0% to 10.0%.

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

ADVERTISING:  Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2008, 2007 and 2006 was $1.2 million, $1.1 million and $937,000, respectively.

INCOME TAXES:  Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS and its affiliated subsidiaries. A consolidated U.S. federal income tax return is filed for TSYS and its majority owned U.S. subsidiaries through the year ended December 31, 2008. A consolidated U.S. federal income tax return was filed for Synovus Financial Corp. (Synovus) and its majority owned subsidiaries, including TSYS, through the years ended December 31, 2007 and 2006. Income tax returns are also filed in foreign jurisdictions where TSYS has a foreign affiliate.

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

RECENT ACCOUNTING PRONOUNCEMENTS:  In June 2008, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position EITF 03-6-1 (FSP EITF 03-6-1), “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” FSP EITF 03-6-1 holds that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are “participating securities” as defined in EITF 03-6, “Participating Securities and the Two — Class Method under FASB Statement No. 128, ’Earnings per Share,’” and therefore should be included in computing EPS using the two-class method.

The two-class method is an earnings allocation method for computing EPS when an entity’s capital structure includes two or more classes of common stock or common stock and participating securities. It determines EPS based on dividends declared on common stock and participating securities and participation rights of participating securities in any undistributed earnings. FSP EITF 03-6-1 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods. TSYS does not expect FSP EITF 03-6-1 to have any impact on its financial position, operating income and net income. However, TSYS’ basic and diluted EPS will be reduced as the result of including the participating securities in the calculations of EPS. The following table shows the expected impact of adopting FSP EITF 03-6-1 on EPS for 2008, 2007 and 2006:

As Reported	2008	2007	2006

Basic EPS	$1.28	1.21	1.27

Diluted EPS	$1.27	1.20	1.26

Impact of Adoption	2008	2007	2006

Basic EPS	$1.26	1.20	1.26

Diluted EPS	$1.26	1.20	1.26

In April 2008, the FASB issued FASB Staff Position FAS 142-3 (FSP FAS 142-3), “Determination of the Useful Life of Intangible Assets.” The guidance in FSP FAS 142-3 is to clarify the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Historical experience (adjusted for entity-specific factors) should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. In the absence of historical experience, market participant assumptions should be used consistent with the highest and best use of the asset (adjusted for entity-specific factors). FSP FAS 142-3 is effective for reporting periods beginning after December 15, 2008. The Company does not expect the impact of adopting FSP FAS 142-3 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued EITF No. 07-1 (EITF 07-1), “Collaborative Arrangements.” The guidance in EITF 07-1 is to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. A collaborative arrangement is a contractual arrangement that involves a joint operating activity and involves two or more parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. EITF 07-1 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods for all collaborative arrangements existing as of the effective date. The Company does not expect the impact of adopting EITF 07-1 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS No. 160), “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 will require noncontrolling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. SFAS No. 160 applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date except that comparative information must be recast to classify noncontrolling interests in equity, attribute net income and other comprehensive income to noncontrolling interests, and to provide other disclosures. SFAS No. 160 is effective for periods beginning on or after December 15, 2008. The Company does not expect the impact of adopting SFAS No. 160 on its financial position, results of operations and cash flows to be material.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (SFAS No. 141R), “Business Combinations.” SFAS No. 141R requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value.” SFAS No. 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone. SFAS No. 141R is effective for periods beginning on or after December 15, 2008. SFAS No. 141R applies for the Company prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS No. 159), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits the Company to choose to measure many financial instruments and certain other items at fair value. Upon adoption of SFAS No. 159 on January 1, 2008, TSYS did not elect the fair value option for any financial instrument it did not currently report at fair value.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” Although this statement does not require any new fair value measurements, in certain cases its application has changed previous practice in determining fair value. SFAS No. 157 became effective for the Company beginning January 1, 2008 as it relates to fair value measurements of financial assets and liabilities and certain non-financial assets and liabilities that are recognized at fair value in its financial statements on a recurring basis (at least annually). It will be effective beginning January 1, 2009 for certain other non-financial assets and non-financial liabilities.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy for fair value measurements based upon the inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

•	Level 1 — Inputs to the valuation based upon quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date.

•	Level 2 — Inputs to the valuation include quoted prices in either markets that are not active, or in active markets for similar assets or liabilities, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data.

•	Level 3 — Inputs to the valuation that are unobservable inputs for the asset or liability.

SFAS No. 157 assigns the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The adoption of SFAS No. 157 and SFAS No. 159 did not have a material impact upon the Company’s financial position, results of operations and cash flows.

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

The Company continues to provide electronic payment processing and other services to Synovus subsequent to the spin-off. Beginning January 1, 2008, the Company’s transactions with Synovus and its affiliates are no longer considered related party transactions. As such, information with respect to 2008 transactions is not reported as related party transactions.

The Company provides electronic payment processing and other services to the Company’s equity investments, TSYS de México and CUP Data. The amounts associated with these affiliated parties were not material.

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

Line of Credit

TSYS maintains an unsecured credit agreement with Columbus Bank and Trust Company (CB&T), a subsidiary of Synovus. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2007.

Balance Sheets

TSYS maintains deposit accounts with CB&T and other Synovus affiliates, the majority of which earn interest and on which TSYS receives market rates of interest. Included in cash and cash equivalents are deposit balances with Synovus affiliates of $136.4 million at December 31, 2007.

The Company maintains restricted cash balances on deposit with CB&T and other Synovus affiliates. The restricted cash balances relate to cash collected on behalf of clients which are held in escrow. At December 31, 2007 the Company had restricted cash balances of $8.2 million on deposit with Synovus affiliates.

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

Prior to the completion of the spin-off in December 2007, TSYS acquired a 45% ownership interest in the business enterprise for approximately $12.1 million, of which $9.7 million was paid to CB&T. TSYS will use the equity method of accounting for the enterprise.

At December 31, 2007, TSYS had dividends payable of $11.2 million associated with related parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with Synovus, CB&T and other Synovus affiliates, TSYS de México and CUP Data. At December 31, 2007, the Company had accounts receivable balances of $331,000 associated with related parties. At December 31, 2008 and 2007, the Company had accounts payable balances of $12,000 and $281,000, respectively, associated with related parties. At December 31, 2007 the Company had an accrued current liability to related parties of $59,000.

Statements of Income

The Company provides electronic payment processing services and other services for Synovus, CB&T and other Synovus affiliates, as well as the Company’s equity method investments, TSYS de México and CUP Data.

The table below details revenues derived from affiliated companies for the years ended December 31, 2008, 2007 and 2006:

(in thousands)	2008	2007	2006

Electronic payment processing services:
TSYS de México	$2	3	3
CB&T	—	5,431	4,998
Synovus and affiliates	—	124	87

Total electronic payment processing services	$2	5,558	5,088

Other services:
CB&T	$—	7,604	6,499
Synovus and affiliates	—	1,412	1,266

Total other services	$—	9,016	7,765

Reimbursable items:
TSYS de México	$54	2	15
CUP Data	44	88	—
Aircraft enterprise	4	—	—
CB&T	—	2,067	1,718
Synovus and affiliates	—	298	106

Total reimbursable items	$102	2,455	1,839

The Company and Synovus and its affiliates are parties to various agreements to provide certain services between one another. The table below details expenses associated with affiliated companies for the years ended December 31, 2008, 2007 and 2006 by expense category:

(in thousands)	2008	2007	2006

Salaries and other personnel expense:
Trustee fees paid to Synovus	$—	1,138	1,070

Total salaries and other personnel expense	$—	1,138	1,070

Net technology and facilities expense:
Rent paid to CB&T by TSYS	$—	119	102
Rent paid to TSYS by CB&T	—	(39)	(40)
Rent paid to TSYS by Synovus	—	(1,165)	(1,062)

Total net technology and facilities expense	$—	(1,085)	(1,000)

Other operating expenses:
Processing support fees paid to TSYS de México	$141	141	147
Management fees paid to Synovus	—	8,890	8,893
Misc. fees paid to Synovus	—	163	354
Misc. fees paid to CB&T	—	285	94
Banking service fees paid by TSYS to Synovus affiliate banks	—	12	43
Data processing service fees paid to TSYS de México	—	1	39

Total other operating expenses	$141	9,492	9,570

Nonoperating Income

The Company earned interest income from Synovus affiliate banks for the years ended December 31, 2007 and 2006 of approximately $16.5 million and $7.5 million, respectively.

Cash Flow

TSYS paid cash dividends to CB&T in the amount of approximately $528.4 million and $41.5 million in 2007 and 2006, respectively. TSYS received cash dividends from its equity method equity investments of approximately $6.4 million, $3.0 million and $2.4 million in 2008, 2007 and 2006, respectively.

Stock Options

Prior to the spin-off, certain officers of TSYS and other TSYS employees participated in the Synovus Incentive Plans. Nonqualified options to acquire Synovus common stock were granted in 2007 and 2006 as follows:

(in thousands, except per share data)	2007	2006

Number of shares under options	103	305
Weighted average exercise price	$31.93	27.67

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

NOTE 3	Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(in thousands)	2008	2007

Cash and cash equivalents in domestic accounts	$157,744	171,715
Cash and cash equivalents in foreign accounts	62,274	38,803

Total	$220,018	210,518

The Company maintains accounts outside the United States denominated in currencies other than the U.S. Dollar. All amounts in domestic accounts are denominated in U.S. Dollars.

NOTE 4	Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(in thousands)	2008	2007

Income taxes receivable	$23,752	10,838
Prepaid expenses	13,993	12,766
Supplies inventory	9,586	8,725
Other	41,359	39,921

Total	$88,690	72,250

NOTE 5	Property and Equipment, net

Property and equipment balances at December 31 are as follows:

(in thousands)	2008	2007

Computer and other equipment	$226,101	201,430
Buildings and improvements	220,002	231,893
Furniture and other equipment	106,880	96,952
Land	16,556	17,909
Construction in progress	774	1,391

Total property and equipment	570,313	549,575
Less accumulated depreciation and amortization	290,139	266,437

Property and equipment, net	$280,174	283,138

Depreciation and amortization expense related to property and equipment was $47.6 million, $44.0 million and $43.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Depreciation expense includes amounts for equipment acquired under capital lease.

In September 2007, the Company recognized an impairment loss of $538,000 in net technology and facilities expense related to one of the Company’s facilities. The impairment charge of $538,000 is reflected in the North America Services segment.

NOTE 6	Computer Software, net

Computer software at December 31 is summarized as follows:

(in thousands)	2008	2007

Licensed computer software	$363,732	337,067
Software development costs	209,546	190,340
Acquisition technology intangibles	55,156	44,053

Total computer software	628,434	571,460

Less accumulated amortization:
Licensed computer software	261,518	226,366
Software development costs	142,260	122,439
Acquisition technology intangibles	21,729	16,825

Total accumulated amortization	425,507	365,630

Computer software, net	$202,927	205,830

TSYS acquired Infonox on the Web (Infonox) in November 2008. The Company has preliminarily allocated approximately $21.5 million to acquisition technology intangibles. Refer to Note 22 for more information on Infonox.

Amortization expense related to licensed computer software costs was $39.2 million, $38.6 million and $75.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $19.9 million, $20.0 million and $12.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense related to acquisition technology intangibles was $5.9 million for 2008, $6.0 million for 2007 and $5.2 million for 2006.

The weighted average useful life for each component of computer software, and in total, at December 31, 2008, is as follows:

Weighted
Average
Amortization
At December 31, 2008	Period (Yrs)

Licensed computer software	5.7
Software development costs	6.6
Acquisition technology intangibles	7.7

Total	6.2

Estimated future amortization expense of licensed computer software, software development costs and acquisition technology intangibles as of December 31, 2008 for the next five years is:

	Licensed	Software	Acquisition
	Computer	Development	Technology
(in thousands)	Software	Costs	Intangibles

2009	$29,377	19,344	6,441
2010	25,446	18,574	6,441
2011	19,050	11,423	5,935
2012	16,734	9,006	5,226
2013	9,432	5,492	3,299

NOTE 7	Contract Acquisition Costs, net

Significant components of contract acquisition costs at December 31 are summarized as follows:

(in thousands)	2008	2007

Payments for processing rights, net	$79,035	96,449
Conversion costs, net	58,367	55,150

Total	$137,402	151,599

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $29.6 million, $24.7 million and $26.7 million for 2008, 2007 and 2006, respectively.

Amortization expense related to conversion costs was $14.4 million, $15.9 million and $17.8 million for 2008, 2007 and 2006, respectively.

In March 2007, the Company recognized an impairment loss related to conversion costs of $620,000, which is reflected in the North America Services segment.

The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2008 is as follows:

Weighted
Average
Amortization
At December 31, 2008	Period (Yrs)

Payments for processing rights	9.4
Conversion costs	9.5

Total	9.4

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2008 for the next five years is:

	Payments for	Conversion
(in thousands)	Processing Rights	Costs

2009	$27,291	13,095
2010	16,569	11,242
2011	12,964	10,941
2012	10,550	7,081
2013	6,146	4,696

NOTE 8	Goodwill

In November 2008, TSYS acquired Infonox for an aggregate consideration of approximately $50.3 million, with contingent payments over the next three years of up to $25.0 million based on performance. The Company has preliminarily allocated approximately $28.4 million to goodwill. Refer to Note 22 for more information on Infonox.

Effective February 1, 2008, Golden Retriever Systems L.L.C. (Golden Retriever) became a wholly owned subsidiary of TSYS Acquiring. Golden Retriever was previously a wholly owned subsidiary of Enhancement Services Corporation and was reported under the North America Services segment. Effective February 1, 2008, the financial results of Golden Retriever are included in the Merchant Services segment. As a result, the Company reallocated approximately $2.1 million of goodwill between the North America Services segment and the Merchant Services segment.

The changes in the carrying amount of goodwill at December 31, 2008 and 2007 are as follows:

	North America	Global	Merchant
(in thousands)	Services	Services	Services	Consolidated

Balance as of December 31, 2006	$72,698	28,539	32,100	$133,337
TSYS Card Tech purchase price allocation adjustment	—	5,270	—	5,270
TSYS Managed Services purchase price allocation adjustment	—	302	—	302
Currency translation adjustments	—	3,636	—	3,636

Balance as of December 31, 2007	72,698	37,747	32,100	142,545
Acquisition of Infonox	—	—	28,395	28,395
Transfer goodwill between segments	(2,084)	—	2,084	—
Currency translation adjustments	—	(4,945)	—	(4,945)

Balance as of December 31, 2008	$70,614	32,802	62,579	$165,995

NOTE 9	Equity Investments

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

The Company has an equity investment with China UnionPay Co., Ltd. (CUP) and records its 44.56% ownership in its equity investment using the equity method of accounting. CUP is sanctioned by the People’s Bank of China, China’s central bank, and has become one of the world’s largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China.

TSYS’ equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

TSYS’ equity in income of equity investments (net of tax) for the years ended December 31, 2008, 2007 and 2006 was $6.1 million, $5.4 million and $4.2 million, respectively.

A summary of TSYS’ equity investments at December 31 is as follows:

(in millions)	2008	2007

CUP Data	$65.9	60.5
TSYS de México	8.1	8.1
Other	11.9	12.3

Total	$85.9	80.9

NOTE 10	Other Intangible Assets, net

In November 2008, TSYS acquired Infonox. The Company has preliminarily allocated approximately $7.0 million to other intangible assets as part of the purchase price allocation to customer relationships, convenants-not-to-compete and trade name. Refer to Note 22 for more information on Infonox.

Significant components of other intangible assets at December 31 are summarized as follows:

	2008
		Accumulated
(in thousands)	Gross	Amortization	Net

Customer relationships	$29,451	(13,113)	$16,338
Covenants-not-to-compete	1,600	(1,075)	525
Trade name	2,046	(1,457)	589

Total	$33,097	(15,645)	$17,452

	2007
		Accumulated
(in thousands)	Gross	Amortization	Net

Customer relationships	$23,938	(10,727)	$13,211
Covenants-not-to-compete	1,000	(1,000)	—
Trade name	1,365	(1,114)	251

Total	$26,303	(12,841)	$13,462

Amortization related to other intangible assets, which is recorded in other operating expenses, was $2.9 million, $3.1 million and $4.2 million for 2008, 2007 and 2006, respectively.

The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2008 is as follows:

Weighted
Average
Amortization
At December 31, 2008	Period (Yrs)

Customer relationships	8.3
Covenant-not-to-compete	2.9
Trade name	2.8

Total	7.7

Estimated future amortization expense on other intangible assets as of December 31, 2008 for the next five years is:

(in thousands)

2009	$3,261
2010	3,104
2011	2,616
2012	2,616
2013	1,366

NOTE 11	Long-term Debt and Capital Lease Obligations

Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS agreed to pay a one-time aggregate cash dividend of $600 million to all TSYS shareholders, including Synovus. TSYS funded the dividend through a combination of cash on hand and the use of a revolving credit facility. On December 21, 2007, the Company entered into a Credit Agreement with Bank of America N.A., as Administrative Agent, The Royal Bank of Scotland plc, as Syndication Agent, and the other lenders. The Credit Agreement provides for a $168 million unsecured five year term loan to the Company and a $252 million five year unsecured revolving credit facility. The principal balance of loans outstanding under the credit facility bears interest at a rate of the London Interbank Offered Rate (LIBOR) plus an applicable margin of 0.60%. The applicable margin could vary within a range from 0.27% to 0.725% depending on changes in the Company’s corporate credit rating which is currently at “BBB”. Interest is paid on the last date of each interest period; however, if the period exceeds three months, interest is paid every three months after the beginning of such interest period. In addition, the Company is to pay each lender a fee in respect of the amount of such lender’s commitment under the revolving credit facility (regardless of usage), ranging from 0.08% to 0.15% (currently 0.10%) depending on the Company’s corporate credit rating.

The Company is not required to make any scheduled principal payments other than payment of the entire outstanding balance on December 21, 2012. The Company may prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders’ customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement includes covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2008 or 2007.

The proceeds will be used for working capital and other corporate purposes, including financing the repurchase by TSYS of its capital stock.

On October 31, 2008, the Company repaid its Global Services’ loan that it acquired in August 2007. The loan was scheduled to mature in January 2009. The Company paid £33 million, or approximately $54.1 million.

On October 30, 2008, the Company’s Global Services segment obtained a credit agreement from a third-party to borrow up to approximately ¥2.0 billion, or $21 million, in a Yen-denominated three year loan to finance activities in Japan. The rate is LIBOR plus 80 basis points. The Company initially made a draw of ¥1.5 billion, or approximately $15.1 million.

On May 28, 2008, TSYS Managed Services EMEA Ltd. borrowed £1.3 million, or approximately $2.5 million, through a short-term note. At the end of December 2008, the balance of the loan was approximately £1.3 million, or approximately $1.9 million. The interest rate on the note is LIBOR plus 2%, with interest payable quarterly. The term of the note is eleven months.

In January 2008 the Company repaid its Global Services’ loan of approximately $2.1 million that it acquired in January 2007.

In December 2007, the Company financed the purchase of $22.0 million of mainframe and distributed system software licenses with a note payable with the vendor. The term of the note is 39 months and the interest rate is 3.95%.

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. At the end of December 2008, the balance of the financing arrangement with Merchants was approximately £2.0 million, or approximately $2.9 million.

In addition, TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2008 or 2007.

Long-term debt at December 31 consists of:

(in thousands)	2008	2007

LIBOR + 0.60%, unsecured term loan, due December 21, 2012, with principal to be paid at maturity	$168,000	168,000
LIBOR + 0.80%, unsecured term loan, due November 2, 2011, with principal paid at maturity	16,602	—
3.95% note payable, due March 1, 2011, with monthly interest and principal payments	15,496	21,954
LIBOR + 2.00%, unsecured term loan, due November 16, 2011, with quarterly interest payments and principal to be paid at maturity	2,914	3,909
LIBOR + 2.00%, unsecured term loan, due April 30, 2009, with quarterly interest payments and principal to be paid at maturity	1,857	—
LIBOR + 0.45%, unsecured term loan, repaid during 2008	—	65,254
Japan prime rate + 0.375%, unsecured term loan, repaid during 2008	—	2,190

Total debt	204,869	261,307
Less current portion	8,575	8,648

Noncurrent portion of long-term debt	$196,294	252,659

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2008 are summarized as follows:

(in thousands)

2009	$8,576
2010	6,988
2011	21,306
2012	168,000
2013	—

Capital lease obligations at December 31 consists of:

(in thousands)	2008	2007

Capital lease obligations	$19,920	7,014
Less current portion	6,344	3,080

Noncurrent portion of capital leases	$13,576	3,934

The present value of the future minimum lease payments under capital leases at December 31, 2008 are summarized as follows:

(in thousands)

2009	$7,309
2010	5,323
2011	4,873
2012	2,926
2013	1,795

Total minimum lease payments	22,226
Less amount representing interest	2,306

$19,920

NOTE 12	Other Current Liabilities

Significant components of other current liabilities at December 31 are summarized as follows:

(in thousands)	2008	2007

Client liabilities	$40,116	32,199
Accrued expenses	32,865	32,520
Deferred revenues	22,639	25,733
Dividends payable	13,780	13,859
Transaction processing provisions	5,417	8,525
Client postage deposits	3,772	4,244
Accrued income taxes	2,744	2,657
Other	20,297	15,371

Total	$141,630	135,108

NOTE 13	Shareholders’ Equity

DIVIDENDS:  Dividends on common stock of $55.4 million were paid in 2008, compared to $655.2 million and $51.3 million in 2007 and 2006, respectively. Prior to the spin-off transaction and in accordance with the agreement and plan of distribution, TSYS paid a one-time aggregate cash dividend of $600 million to all TSYS shareholders. On May 25, 2006, the Company announced an increase in its quarterly dividend of 16.7% from $0.06 to $0.07 per share.

EQUITY COMPENSATION PLANS:  The following table summarizes TSYS’ equity compensation plans by category:

	(a)		(b)	(c)
			Weighted-average	Number of securities remaining
	Number of securities to be		exercise price of	available for future issuance
(in thousands, except	issued upon exercise of		outstanding	under equity compensation plans
per share data)	outstanding options, warrants		options, warrants	(excluding securities reflected
Plan Category	and rights		and rights	in column (a))

Equity compensation plans approved by security holders	6,185	(1)	$27.59	23,862	(2)
Equity compensation plans not approved by security holders	—		—	—

Total	6,185		$27.59	23,862

(1)	Does not include an aggregate of 233,259 shares of nonvested awards which will vest over the remaining years through 2012.

(2)	Includes 23,861,789 shares available for future grants under the Total System Services, Inc. 2002 Long-Term Incentive Plan, 2007 Omnibus Plan and 2008 Omnibus Plan.

In 2008, TSYS trued up certain pre-spin tax benefits previously recorded in connection with various stock options and nonvested awards. The adjustment resulted in a debit to additional paid-in capital of $1.8 million and a corresponding adjustment to taxes payable.

EARNINGS PER SHARE:  The diluted earnings per share calculation excludes stock options and nonvested awards that are convertible into 5,929,970 common shares for the year ended December 31, 2008, and excludes 5,213,298 and 301,650 common shares for the years ended December 31, 2007 and 2006, respectively, because their inclusion would have been anti-dilutive.

NOTE 14	Share-Based Compensation

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

Long-Term Incentive Plans — Synovus

Prior to the spin-off, Synovus had various stock option plans under which the Compensation Committee of the Synovus Board of Directors had authority to grant stock options, stock appreciation rights, restricted stock and performance awards to key Synovus employees, including key TSYS employees. The general terms of the existing stock option plans included vesting periods ranging from two to three years and exercise periods ranging from five to ten years. Such stock options were granted at exercise prices which equaled the fair market value of a share of common stock on the grant date.

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

During 2006, Synovus granted stock options to key TSYS executive officers. The fair value of the option grant was $6.57 per option and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: risk-free interest rate of 4.48%; expected volatility of 25.1%; expected term of 6.0 years; and dividend yield of 2.80%. The expected term of 6.0 years was determined using the “simplified” method, as prescribed by the SEC’s Staff Accounting Bulletin No. 107.

As a result of the spin-off, all Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007.

A summary of the option activity related to option grants on Synovus common stock to TSYS employees as of December 31, 2007 and 2006, and changes during the years ended on those dates is presented below:

	2007		2006
		Weighted		Weighted
		Average		Average
(in thousands, except per share data)	Options	Exercise Price	Options	Exercise Price

Options:
Outstanding at beginning of year	6,045	$26.48	6,451	$25.79
Granted	103	31.93	305	27.67
Exercised	(690)	20.77	(645)	20.34
Net Synovus/TSYS employee transfers in and out	15	23.57	(3)	21.90
Forfeited/canceled/converted to TSYS options	(5,473)	27.29	(63)	24.45

Outstanding at end of year	—	$—	6,045	$26.48

Options exercisable at year-end	—	$—	2,594	$23.80

Weighted average fair value of options granted during the year		$7.22		$6.57

Long-Term Incentive Plans — TSYS

TSYS 2008 Omnibus Plan:  TSYS maintains a Total System Services, Inc. 2008 Omnibus Plan (2008 Plan) to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS’ growth, development and financial success. Awards under the TSYS 2008 Plan are designed to motivate employees and directors to devote their best interests to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS’ success after the spin-off. Compensation paid pursuant to the TSYS 2008 Plan is intended, to the extent reasonable, to qualify for tax deductibility under Section 162(m) and Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as they may be amended from time to time.

The 2008 Plan is administered by the Compensation Committee of the Company’s Board of Directors and enables the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS’ common stock at the time of grant. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the 2008 Plan may not exceed 17,000,000 shares. Shares covered by an award shall only be counted as used to the extent they are actually issued. Any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee’s permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the TSYS 2008 Plan.

TSYS 2007 Omnibus Plan:  TSYS maintains a Total System Services, Inc. 2007 Omnibus Plan (2007 Plan) to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS’ growth, development and financial success. Awards under the 2007 Plan are designed to motivate employees and directors to devote their best interests to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS’ future success. Compensation paid pursuant to the 2007 Plan is intended, to the extent reasonable, to qualify for tax deductibility under Section 162(m) and Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, as may be amended from time to time.

The 2007 Plan is administered by the Compensation Committee of the Company’s Board of Directors and enables the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS’ common stock at the time of grant. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the 2007 Plan may not exceed 5,000,000 shares. Shares covered by an award shall only be counted as used to the extent they are actually issued. Any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee’s permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the TSYS 2007 Plan.

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

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. However, the Committee has determined that options will not be issued at less than fair market value. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years.

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

Incentive stock options are granted at a price not less than 100% of the fair market value of the stock on the grant date, and nonqualified options are granted at a price to be determined by the Committee. However, the Committee has determined that options will not be issued at less than fair market value. Option vesting terms are established by the Committee at the time of grant and presently range from one to five years. The expiration date of options granted under the LTI Plan is determined at the time of grant and may not exceed ten years from the date of the grant.

Share-Based Compensation

TSYS’ share-based compensation costs are included as expenses and classified as salaries and other personnel expenses. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs as these awards are typically granted to individuals not involved in capitalizable activities. For the year ended December 31, 2008, share-based compensation was $17.9 million (excluding $6.8 million included in spin related expenses) compared to $13.2 million (excluding $5.4 million included in spin related expenses) and $9.2 million for the same periods in 2007 and 2006, respectively.

Prior to the spin-off, Synovus had granted stock options to key TSYS employees through its various stock option plans under which the Compensation Committee of the Synovus Board of Directors had the authority to grant stock options, stock appreciation rights, restricted stock and performance awards. As a result of the spin-off, these Synovus stock options outstanding granted to TSYS employees were converted to TSYS options on December 31, 2007. In connection with the conversion, TSYS recorded $5.4 million of expense related to the revaluation of the vested converted options. TSYS will recognize additional expense related to the nonvested converted options through the remaining vesting period, the vast majority of which occurred in 2008.

Nonvested Awards:  During 2008, the Company issued 697,911 shares of TSYS common stock with a market value of $15.3 million to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

During 2007, the Company issued 241,260 shares of TSYS common stock with a market value of $7.6 million to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

During 2006, the Company issued 425,925 shares of TSYS common stock with a market value of $9.6 million to certain key executive officers, members of management and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers and directors. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

A summary of the status of TSYS’ nonvested shares as of December 31, 2008, 2007 and 2006, respectively, and the changes during the periods are presented below:

	2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
Nonvested shares		Grant-Date		Grant-Date		Grant-Date
(in thousands, except per share data)	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of year	591	$26.15	514	$22.69	101	$23.11
Issued	698	21.89	241	31.37	426	22.60
Vested	(258)	25.24	(148)	22.63	(13)	23.08
Forfeited/canceled	(17)	25.19	(16)	26.37	—	—

Outstanding at end of year	1,014	$23.46	591	$26.15	514	$22.69

As of December 31, 2008, there was approximately $16.1 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 2.4 years.

During 2008, TSYS authorized a total grant of 182,816 shares of nonvested stock to two key executives with a performance-vesting schedule (2008 performance-vesting shares). These 2008 performance-vesting shares have separate one-year performance periods that vest over five to seven years (2008-2014) during each of which the Compensation Committee establishes an earnings per share goal and, if such goal is attained during any performance period, 20% of the performance-vesting shares will vest, up to a maximum of 100% of the total grant. Compensation expense for each year’s award is measured on the grant date based on the quoted market price of TSYS common stock and is expensed on a straight-line basis for the year. At December 31, 2008, there remained 182,816 performance-vesting shares to be vested between 2009 and 2014.

During 2005, TSYS authorized a total grant of 126,087 shares of nonvested stock to two key executives with a performance-vesting schedule (2005 performance-vesting shares). These 2005 performance-vesting shares have separate one-year performance periods that vest over five to seven years (2005-2011) during each of which the Compensation Committee establishes an earnings per share goal and, if such goal is attained during any performance period, 20% of the performance-vesting shares will vest, up to a maximum of 100% of the total grant. Compensation expense for each year’s award is measured on the grant date based on the quoted market price of TSYS common stock and is expensed on a straight-line basis for the year. At December 31, 2008, there remained 50,443 performance-vesting shares to be vested between 2009 and 2011.

A summary of the status of TSYS’ performance-based nonvested shares as of December 31, 2008, 2007 and 2006, respectively, and changes during those periods are presented below:

	2008		2007		2006
		Weighted		Weighted		Weighted
Performance-based		Average		Average		Average
Nonvested shares		Grant Date		Grant-Date		Grant-Date
(in thousands, except per share data)	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of year	25	$32.27	25	$20.00	25	$24.93
Issued	62	23.32	25	32.27	25	20.00
Vested	(25)	32.27	(25)	20.00	(25)	24.93
Forfeited/canceled	—	—	—	—	—	—

Outstanding at end of year	62	$23.32	25	$32.27	25	$20.00

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

Performance Based Awards:  On March 31, 2008, TSYS authorized performance based awards that have a market condition calculated on a combination of 2008 earnings per share growth and TSYS’ performance compared to a three-year Total Shareholder Return (2008-2010) versus peers. Vesting of this award will occur on the last day of the three-year market condition valuation period if the participant is still employed on that date. Retirement for purposes of this award is defined as age 62 with 15 years of service, or age 65 regardless of service. The fair value of the award is based on a Monte Carlo simulation as prescribed by Statement of Financial Accounting Standards No. 123 (Revised) (SFAS No. 123R) “Share-Based Payment (Revised).” Although the TSYS Board of Directors authorized the award on March 31, 2008, the final amount of the awards is not known until the Compensation Committee has determined the final terms of the award. The Company engaged a third-party valuation specialist to ascertain the fair value of this award. The third-party specialist completed the evaluation during January 2009 and determined the valuation of the award to be approximately $1.0 million. The award will be amortized through December 2010. Until the award was deemed granted, TSYS excluded the issuance of these awards in reporting shares outstanding from the calculation of basic and diluted EPS (although related compensation expense on these awards are included properly in net income and related EPS calculation).

Stock Option Awards

During 2008, the Company granted 771,892 stock options to key TSYS executive officers. The average fair value of the option grant was $9.73 per option and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: exercise price of $23.15; risk-free interest rate of 3.42%; expected volatility of 36.57%; expected term of 8.7 years; and dividend yield of 1.21%.

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

A summary of TSYS’ stock option activity as of December 31, 2008, 2007 and 2006, and changes during the years ended on those dates is presented below:

	2008		2007		2006
		Weighted		Weighted		Weighted
(in thousands,		Average		Average		Average
except per share data)	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Options:
Outstanding at beginning of year	5,439	$28.20	1,066	$15.53	1,382	$15.19
Granted	771	23.15	5,195	28.55	—	—
Exercised	(14)	18.62	(822)	13.99	(305)	13.84
Forfeited/canceled	(11)	28.40	—	—	(11)	19.64

Outstanding at end of year	6,185	$27.59	5,439	$28.20	1,066	$15.53

Options exercisable at year-end	5,250	$28.14	2,015	$24.72	1,058	$15.46

Weighted average fair value of options granted during the year		$9.73		$4.31		$—

The following table summarizes information about TSYS’ stock options outstanding and exercisable at December 31, 2008:

(in thousands,
except per share data)
Outstanding		Exercisable
Number Outstanding	Range of	Number Exercisable	Range of
at December 31, 2008	Exercise Prices	at December 31, 2008	Exercise Prices

386	$ 1.83 - 19.64	386	$ 1.83 - 19.64
1,188	20.10 - 25.81	416	20.10 - 25.81
1,081	26.85 - 27.69	1,081	26.85 - 27.69
502	28.02 - 29.18	404	28.02 - 29.18
3,028	30.29 - 33.36	2,963	30.29 - 33.36

Total 6,185	Weighted Average $ 27.59	Total 5,250	Weighted Average $ 28.14

	Outstanding	Exercisable

Average remaining contractual life (in years)	4.2	3.4

Aggregate intrinsic value (in thousands)	$(84,051)	$(76,903)

During the year ended December 31, 2008, there were 14,399 TSYS stock options exercised that had an intrinsic value of approximately $64,000.

During the year ended December 31, 2007, there were 821,525 TSYS stock options exercised that had an intrinsic value of approximately $13.3 million.

During the year ended December 31, 2006, there were 305,000 TSYS stock options exercised that had an intrinsic value of approximately $2.8 million. The stock options exercised during 2006 were fully vested before January 1, 2006.

For awards granted before January 1, 2006 that were not fully vested on January 1, 2006, the Company will record the tax benefits from the exercise of stock options as increases to the “Additional paid-in capital” line item of the Consolidated Balance Sheets. If the Company does recognize tax benefits, the Company will record these tax benefits from share-based compensation costs as cash inflows in the financing section and cash outflows in the operating section in the Statement of Cash Flows. The Company has elected to use the short-cut method to calculate its historical pool of windfall tax benefits.

As of December 31, 2008, there was approximately $6.0 million of total unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 2.1 years.

NOTE 15	Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value:

	Number of
	Treasury	Treasury
(in thousands)	Shares	Shares Cost

December 31, 2008	3,652	$69,641
December 31, 2007	1,695	34,138
December 31, 2006	1,764	35,233

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

During 2008, TSYS purchased approximately 2.0 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $35.7 million, or an average per share price of $18.13. The Company has approximately 6,928,000 shares remaining that could be repurchased under the stock repurchase plan.

During 2006, TSYS purchased approximately 1.1 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $22.9 million, or an average per share price of $20.76.

The following table sets forth information regarding the Company’s purchases of its common stock on a monthly basis during the three months ended December 31, 2008:

				Maximum
				Number of
			Total Number of	Shares That
			Shares Purchased	May Yet Be
	Total Number		as Part of Publicly	Purchased
	of Shares	Average Price	Announced Plans	Under the Plans
(in thousands, except per share data)	Purchased	Paid per Share	or Programs	or Programs

October 2008	845	$12.71	2,947	7,053
November 2008	125	10.96	3,072	6,928
December 2008	—	—	3,072	6,928

Total	970	$12.49

Shares Issued for Options Exercised

During 2008, 2007 and 2006, employees of the Company exercised options for 12,198, 69,325 and 30,000 shares of TSYS common stock, respectively, that were issued from treasury shares. During 2008, 2007 and 2006, employees of the Company exercised options for 2,201, 752,200 and 275,000 shares, respectively, of TSYS common stock that were newly issued shares.

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

	Beginning	Pretax		Net-of-Tax	Ending
(in thousands)	Balance	amount	Tax effect	Amount	Balance

December 31, 2005	$15,373	(15,019)	(5,331)	(9,688)	$5,685

Foreign currency translation adjustments	$5,685	20,586	4,701	15,885	$21,570
Change in accumulated OCI related to postretirement healthcare plans	—	(1,465)	(536)	(929)	(929)

December 31, 2006	$5,685	19,121	4,165	14,956	$20,641

Foreign currency translation adjustments	$21,570	9,456	1,824	7,632	$29,202
Change in accumulated OCI related to postretirement healthcare plans	(929)	76	27	49	(880)

December 31, 2007	$20,641	9,532	1,851	7,681	$28,322

Foreign currency translation adjustments	$29,202	(43,315)	(8,255)	(35,060)	$(5,858)
Change in accumulated OCI related to postretirement healthcare plans	(880)	194	83	111	(769)

December 31, 2008	$28,322	(43,121)	(8,172)	(34,949)	$(6,627)

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

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2008, are as follows:

(in thousands)

2009	$92,751
2010	81,908
2011	33,016
2012	8,144
2013	3,525
Thereafter	13,360

Total future minimum lease payments	$232,704

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allows the Company to continually update its computer equipment. Total rental expense under all operating leases in 2008, 2007 and 2006 was $102.4 million, $92.8 million and $121.9 million, respectively. Total rental expense under sublease arrangements in 2007 was $171,000.

The total of minimum rental receipts under noncancelable subleases as of the date of the latest balance sheet presented is $1.7 million.

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

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,
(in thousands)	2008	2007	2006

Current income tax expense (benefit):
Federal	$126,458	153,352	137,103
State	4,701	(2,958)	3,669
Foreign	5,075	3,326	3,682

Total current income tax expense	136,234	153,720	144,454

Deferred income tax expense (benefit):
Federal	(3,613)	(11,929)	(17,578)
State	(396)	1,599	(418)
Foreign	(431)	278	(276)

Total deferred income tax benefit	(4,439)	(10,052)	(18,272)

Total income tax expense	$131,795	143,668	126,182

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, minority interest and equity in income of equity investments as a result of the following:

	Years Ended December 31,
(in thousands)	2008	2007	2006

Computed “expected” income tax expense	$132,090	132,769	130,149
Increase (decrease) in income tax expense resulting from:
Minority interests in income of consolidated subsidiaries and equity in income of equity investments	1,342	1,311	1,222
State income tax expense (benefit), net of federal income tax effect	2,798	(883)	2,112
Increase in valuation allowance	5,006	2,003	1,840
Tax credits	(4,131)	(5,290)	(5,335)
Federal income tax expense resulting from deconsolidation	—	10,369	—
Permanent differences and other, net	(5,310)	3,389	(3,806)

Total income tax expense	$131,795	143,668	126,182

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2008 and 2007 relate to the following:

	At December 31,
(in thousands)	2008	2007

Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$8,207	9,807
Allowances for doubtful accounts and billing adjustments	2,686	3,015
Deferred revenue	3,441	11,532
Other, net	48,358	31,357

Total deferred income tax assets	62,692	55,711
Less valuation allowance for deferred income tax assets	(19,029)	(14,023)

Net deferred income tax assets	43,663	41,688

Deferred income tax liabilities:
Excess tax over financial statement depreciation	(26,655)	(26,731)
Computer software development costs	(39,843)	(41,025)
Purchase accounting adjustments	(1,953)	(2,395)
Foreign currency translation	(2,856)	(11,111)
Other, net	(10,115)	(10,702)

Total deferred income tax liabilities	(81,422)	(91,964)

Net deferred income tax liabilities	$(37,759)	(50,276)

Total net deferred tax assets (liabilities):
Current	$22,851	17,152
Noncurrent	(60,610)	(67,428)

Net deferred income tax liability	$(37,759)	(50,276)

As of December 31, 2008, TSYS had recognized deferred tax assets from net operating loss and federal and state income tax credit forwards of $14.1 million and $4.0 million, respectively. As of December 31, 2007, TSYS had recognized deferred tax assets from net operating loss and federal and state income tax credit carryforwards of $11.6 million and $4.1 million, respectively. The credits will begin to expire in the year 2010. The net operating losses will expire in the years 2011 through 2019. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

At December 31, 2008 and 2007, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $19.0 million and $14.0 million at December 31, 2008 and 2007, respectively. The increase in the valuation allowance for deferred income tax assets was $5.0 million for 2008. The increase relates to foreign losses recognized in 2008, which more likely than not will not be realized in later years.

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

TSYS is the parent of an affiliated group that files a consolidated U.S. Federal income tax return and most state and foreign income tax returns on a separate entity basis. In the normal course of business, the Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. Federal income tax examinations for years before 2005 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2001. There are currently no Federal or foreign tax examinations in progress. However, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

TSYS adopted the provisions of FIN 48 on January 1, 2007. This interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return.

As a result of the implementation of FIN 48, the Company recognized approximately a $2.0 million increase in the liability for unrecognized income tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings. This adjustment was the cumulative effect of applying a different measurement standard in accounting for uncertainty in income taxes. During the year ended December 31, 2008, TSYS decreased its liability for prior year uncertain income tax positions as a discrete item by a net amount of approximately $1.2 million (net of the federal tax effect). This decrease resulted from recalculating state liabilities and expiring federal audit period statutes and other new information impacting the potential resolution of material uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows(1):

Twelve Months Ended
December 31,
(in millions)	2008

Beginning balance	$6.1

Current activity:
Additions based on tax positions related to current year	0.5
Additions for tax positions of prior years	0.2
Reductions for tax positions of prior years	(2.4)
Settlements	—

Net, current activity	(1.7)

Ending balance	$4.4

(1)	Unrecognized State tax benefits are not adjusted for the Federal tax impact.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income. Gross accrued interest and penalties on unrecognized tax benefits totaled $1.3 million and $1.2 million as of December 31, 2008 and December 31, 2007, respectively. The total amounts of unrecognized income tax benefits as of December 31, 2008 and December 31, 2007 that, if recognized, would affect the effective tax rates are $4.3 million and $5.5 million (net of the Federal benefit on State tax issues), respectively, which includes interest and penalties of $1.0 million and $0.9 million, respectively.

NOTE 19	Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. On December 31, 2007, Synovus completed the spin-off to its shareholders of the shares of TSYS stock formerly owned by Synovus. As a result of the spin-off, TSYS created TSYS specific benefit plans. The descriptions provided below for the TSYS specific plans are also applicable to the prior Synovus plans.

The employee benefit plans through which TSYS provided benefits to its employees during 2008 are described as follows:

MONEY PURCHASE PLAN:  During 2008, the Company’s employees were eligible to participate in the Total System Services, Inc. (TSYS) Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)

2008	$21,613
2007	18,699
2006	19,156

PROFIT SHARING PLAN:  During 2008, the Company’s employees were eligible to participate in the TSYS Profit Sharing Plan. The Company’s contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company’s contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)

2008	$4,485
2007	17,995
2006	19,038

401(K) PLAN: During 2008, the Company’s employees were eligible to participate in the TSYS 401(k) Plan. The terms of the plan allow employees to contribute eligible pretax compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company’s attainment of certain financial goals. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)

2008	$656
2007	1,007
2006	5,373

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

(in thousands)

2008	$6,004
2007	5,547
2006	5,209

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

As a result of the spin-off and the associated spin-related costs, the Company revised its segment information to reflect the information that the chief operating decision maker (CODM) uses to make resource allocations and strategic decisions. The CODM at TSYS consists of the chairman of the board and chief executive officer, the president and the senior executive vice presidents. During the second quarter of 2008, TSYS reorganized and renamed its operating segments in a manner that reflects the way the CODM views the business. The new operating segments are North America Services segment, Global Services segment and Merchant Services segment. As part of the reorganization, TSYS reclassified the segment results for TSYS de México from Global Services to North America Services to reflect the change.

In November 2008, TSYS acquired Infonox, to provide valuable new acceptance capabilities utilizing PCs, kiosks, ATMs, mobile devices and Web interfaces to process checks, conduct debit and credit transactions, process instant loans, facilitate bill payments, execute money transfers, issue and dispense prepaid cards and more. Refer to Note 22 for more information on Infonox. Since the acquisition, TSYS has included the financial results of Infonox in the Merchant Services segment.

In November 2006, TSYS acquired 55% of TSYS Managed Services to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. Refer to Note 22 for more information on TSYS Managed Services. Since the acquisition, TSYS has included the financial results of TSYS Managed Services in the Global Services segment.

In July 2006, TSYS acquired TSYS Card Tech, increasing TSYS’ card issuing and merchant acquiring capabilities and extending TSYS’ geographic reach to Asia Pacific, Europe, the Middle East and Africa. Since the acquisition, TSYS has included the financial results of TSYS Card Tech in the Global Services segment.

In April 2006, TSYS renamed Vital Processing Services, L.L.C. as TSYS Acquiring.

Through online accounting and electronic payment processing systems, TSYS provides electronic payment processing services and other related services to card-issuing institutions in the United States and internationally. The North America Services segment includes electronic payment processing services and other services provided from within the United States.

The Global Services segment includes electronic payment processing services and other services from outside the United States.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties.

(in thousands)	North America	Global	Merchant	Spin-Related
Operating Segments	Services	Services	Services	Costs	Consolidated

2008
Revenues before reimbursable items	$973,746	307,361	234,467	—	$1,515,574
Intersegment revenues	(20,677)	(1,658)	(1,181)	—	(23,516)

Revenues before reimbursable items from external customers	$953,069	305,703	233,286	—	$1,492,058

Total revenues	$1,353,863	318,534	298,792	—	$1,971,189
Intersegment revenues	(29,742)	(1,658)	(1,181)	—	(32,581)

Revenues from external customers	$1,324,121	316,876	297,611	—	$1,938,608

Depreciation and amortization	$98,403	33,490	27,797	—	$159,690

Intersegment expenses	$9,920	(12,217)	(30,283)	—	$(32,580)

Segment operating income	$268,733	48,362	65,595	(11,140)	$371,550

Income before income taxes, minority interest and equity income of equity investments	$266,441	55,983	66,116	(11,140)	$377,400

Income tax expense	$92,217	19,209	23,711	(3,342)	$131,795

Equity in income of equity investments	$2,145	3,926	—	—	$6,071

Net income	$176,369	39,124	42,405	(7,798)	$250,100

Identifiable assets	$1,416,188	324,313	212,779	—	$1,953,280
Intersegment eliminations	(402,051)	(977)	—	—	(403,028)

Total assets	$1,014,137	323,336	212,779	—	$1,550,252

(in thousands)	North America	Global	Merchant	Spin-Related
Operating Segments	Services	Services	Services	Costs	Consolidated

2007
Revenues before reimbursable items	$978,416	243,226	231,947	—	$1,453,589
Intersegment revenues	(23,474)	(1,187)	(805)	—	(25,466)

Revenues before reimbursable items from external customers	$954,942	242,039	231,142	—	$1,428,123

Total revenues	$1,294,096	253,498	292,118	—	$1,839,712
Intersegment revenues	(31,884)	(1,187)	(805)	—	(33,876)

Revenues from external customers	$1,262,212	252,311	291,313	—	$1,805,836

Depreciation and amortization	$101,575	24,213	26,680	—	$152,468

Intersegment expenses	$13,128	(16,163)	(30,836)	—	$(33,871)

Segment operating income	$258,256	44,083	64,698	(13,526)	$353,511

Income before income taxes, minority interest and equity income of equity investments	$281,935	42,845	66,437	(13,526)	$377,691

Income tax expense	$97,020	14,137	23,412	9,099	$143,668

Equity in income of equity investments	$3,498	1,898	—	—	$5,396

Net income	$188,413	28,630	43,025	(22,625)	$237,443

Identifiable assets	$1,271,116	319,279	197,230	—	$1,787,638
Intersegment eliminations	(305,853)	(1,526)	(1,226)	—	(308,618)

Total assets	$965,263	317,753	196,004	—	$1,479,020

(in thousands)	North America	Global	Merchant	Spin-Related
Operating Segments	Services	Services	Services	Costs	Consolidated

2006
Revenues before reimbursable items	$1,057,257	158,608	237,786	—	$1,453,651
Intersegment revenues	(18,130)	(956)	(132)	—	(19,218)

Revenues before reimbursable items from external customers	$1,039,127	157,652	237,654	—	$1,434,433

Total revenues	$1,349,797	183,425	282,108	—	$1,815,330
Intersegment revenues	(27,071)	(956)	(132)	—	(28,159)

Revenues from external customers	$1,322,726	182,469	281,976	—	$1,787,171

Depreciation and amortization	$137,093	20,489	27,312	—	$184,894

Intersegment expenses	$22,476	(18,784)	(31,791)	—	$(28,099)

Segment operating income	$283,396	16,236	57,450	—	$357,082

Income before income taxes, minority interest and equity income of equity investments	$295,303	16,958	59,593	—	$371,854

Income tax expense	$97,497	5,818	22,867	—	$126,182

Equity in income of equity investments	$—	4,243	—	—	$4,243

Net income	$198,694	13,743	36,726	—	$249,163

Identifiable assets	$1,517,299	308,713	210,117	—	$2,036,129
Intersegment eliminations	(400,957)	(894)	(37)	—	(401,888)

Total assets	$1,116,342	307,819	210,080	—	$1,634,241

Revenues for North America Services and Merchant Services include electronic payment processing services and other services provided from the United States to clients domiciled in the United States or other countries. Revenues for Global Services include electronic payment processing services and other services provided from facilities outside the United States to clients based predominantly outside the United States.

GEOGRAPHIC AREA DATA:  The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	At
	December 31,
(in millions)	2008	2007

United States	$216.0	208.3
Europe	54.1	70.3
Japan	3.5	1.9
Other	6.6	2.6

Totals	$280.2	283.1

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company’s customers:

(in millions)	2008	%	2007	%	2006	%

United States	$1,470.0	75.8	$1,400.2	77.5	$1,482.1	82.9
Europe	269.1	13.9	211.8	11.7	158.8	8.9
Canada	127.1	6.5	126.8	7.0	102.0	5.7
Japan	33.9	1.8	24.5	1.4	18.6	1.0
Mexico	13.4	0.7	14.0	0.8	12.3	0.7
Other	25.1	1.3	28.5	1.6	13.4	0.8

Totals	$1,938.6	100.0	$1,805.8	100.0	$1,787.2	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT:  The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	North America Services			Global Services			Merchant Services
(in millions)	2008	2007	2006	2008	2007	2006	2008	2007	2006

United States	$1,173.6	1,109.8	1,201.3	$0.2	0.5	—	$296.2	289.9	280.8
Europe	0.9	1.7	1.5	268.2	210.1	157.3	—	—	—
Canada	126.5	126.2	101.5	—	—	—	0.6	0.6	0.5
Japan	—	—	—	33.9	24.5	18.6	—	—	—
Mexico	13.4	14.0	12.3	—	—	—	—	—	—
Other	9.7	10.5	6.1	14.6	17.2	6.6	0.8	0.8	0.7

Totals	$1,324.1	1,262.2	1,322.7	$316.9	252.3	182.5	$297.6	291.3	282.0

MAJOR CUSTOMERS:  For the years ended December 31, 2008, 2007 and 2006, the Company had three major customers which accounted for approximately 32.4%, 32.4% and 39.2%, respectively, of total revenues. Revenues from the major customers for the years ended December 31, 2008, 2007 and 2006, respectively, are primarily attributable to the North America Services segment and the Merchant Services segment.

	Years Ended December 31,
	2008		2007		2006
Revenue		% of Total		% of Total		% of Total
(in millions)	Dollars	Revenues	Dollars	Revenues	Dollars	Revenues

Client 1	$324.9	16.8	$236.1	13.1	$84.9	4.8
Client 2	220.3	11.4	213.3	11.8	434.2	24.3
Client 3	82.3	4.2	136.3	7.5	181.0	10.1

Totals	$627.5	32.4	$585.7	32.4	$700.1	39.2

NOTE 21	Supplemental Cash Flow Information

Nonvested Share Awards

During 2008, the Company issued 697,911 shares of TSYS common stock with a market value of $15.3 million to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees.

During 2007, the Company issued 241,260 shares of TSYS common stock with a market value of $7.6 million to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees.

During 2006, the Company issued 275,150 shares of common stock with a market value of $6.7 million to certain key employees under nonvested shares for services to be provided in the future by such employees. During the first quarter of 2006, the Company issued 150,775 shares of common stock with a market value of $3.0 million. These shares are issued to certain key executive officers and non-management members of its Board of Directors under nonvested awards for services to be provided in the future by such officers and directors.

Equipment Acquired Under Capital Lease Obligations

The Company acquired equipment under capital lease in the amount of $18.1 million, $4.8 million and $3.8 million related to computer equipment and software in 2008, 2007 and 2006, respectively.

NOTE 22	Acquisitions

Infonox on the Web

The Company acquired Infonox on November 4, 2008 for approximately $50.3 million, with contingent payments over the next three years of up to $25 million based on performance. The Company has engaged a third-party valuation firm to identify and value acquisition intangibles. Infonox provides payment products on self-service and full-service transaction touch points in the gaming, banking and retail markets. The company delivers, manages, operates and supports services for several large publicly traded companies. The acquisition will add new payment technology and acceptance capabilities. Infonox is based in Sunnyvale, California, with an office in Pune, India.

The preliminary purchase price allocation is presented below:

(in thousands)

Cash and cash equivalents	$899
Intangible assets	21,500
Goodwill	28,395
Other assets	3,389

Total assets acquired	54,183

Other liabilities	3,904

Total liabilities assumed	3,904

Net assets acquired	50,279

Revenues associated with Infonox are included in merchant acquiring services and are included in Merchant Services for segment reporting purposes.

The pro forma impact of the Infonox acquisition on revenues and net income for periods prior to the acquisition was not material.

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

TSYS Managed Services

On November 16, 2006, TSYS announced an agreement with Merchants, a customer-contact company, and a wholly owned subsidiary of Dimension Data, to deliver a comprehensive range of managed services to financial institutions across Europe, the Middle East and Africa. The agreement combines the call-center capabilities of Merchants with TSYS’ special business unit, both of which specialize in customer-servicing operations, including back-office, cross-selling and up-selling activities for financial institutions engaged in card issuing and merchant acquiring. The new venture is called TSYS Managed Services EMEA Ltd. and includes existing Merchants centers that comprise more than 200 seats in Milton Keynes, England, near London, and Barneveld, The Netherlands, near Amsterdam. TSYS paid an aggregate consideration of approximately $2.5 million, including direct acquisition costs.

Prior to the new agreement, TSYS contracted with Merchants to provide these services to TSYS’ international clients. TSYS consolidated TSYS Managed Services’ balance sheet and results of operations, as of November 16, 2006. The Company recorded the acquisition of majority ownership as a business combination requiring the Company to allocate the purchase price for the assets acquired and liabilities assumed based upon their relative fair values. The Company has allocated $625,000 to goodwill related to TSYS Managed Services.

The acquisition of TSYS Managed Services allows TSYS to deliver the same managed services to clients in Europe and the broader region as it does to its domestic clients. TSYS Managed Services operates as a separate, majority owned subsidiary of TSYS. Revenues associated with TSYS Managed Services are included in Global Services for segment reporting purposes.

The pro forma impact of the TSYS Managed Services acquisition on revenues and net income for periods prior to the acquisition was not material.

TSYS Card Tech

On July 11, 2006, TSYS acquired Card Tech, Ltd., a privately owned London-based payments firm, and related companies, increasing TSYS’ electronic payment processing and merchant acquiring capabilities and extending its geographic reach to Asia Pacific, Europe, the Middle East and Africa. TSYS paid an aggregate consideration of approximately $59.5 million, including direct acquisition costs.

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

Revenues associated with TSYS Card Tech are included in electronic payment processing services and are included in Global Services for segment reporting purposes.

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

The spin-off was completed on December 31, 2007. TSYS incurred expenses associated with advisory and legal services in connection with the spin-off assessment. TSYS also incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. Expenses associated with the spin-off for the years ended December 31, 2008 and 2007 are as follows:

(in millions)	2008	2007

Incremental value of converting Synovus stock options to TSYS stock options	$7	6
Other operating expenses	4	8

Total operating expenses	11	14
Tax impact*	(3)	(2)

Total operating expenses, net of tax impact	8	12
Income taxes related to deconsolidation	—	11

Total	$8	23

*	Certain expenses in a re-organization, such as the spin-off, are not deductible for tax purposes. A majority of the expenses in 2007 are not deductible.

With the completion of the spin-off, the TSYS Board of Directors extended to April 2010 TSYS’ current share repurchase program that was set to expire in April 2008 and increased the number of shares that may be repurchased under the plan from 2 million to 10 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and shareholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Total System Services, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Atlanta, Georgia
February 26, 2009

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework.

The Company acquired Infonox on the Web (Infonox) during 2008, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, Infonox’s internal control over financial reporting associated with 1.7% of total consolidated assets and 0.1% of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2008.

Based on our assessment management believes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

KPMG LLP, the independent registered public accounting firm who audited the Company’s consolidated financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2008 that appears on page 85 hereof.

Philip W. Tomlinson Chairman of the Board & Chief Executive Officer	James B. Lipham Senior Executive Vice President & Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited Total System Services, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Total System Services, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Total System Services, Inc. acquired Infonox on the Web (Infonox) during 2008, and management excluded from its assessment of the effectiveness of Total System Services, Inc.’s internal control over financial reporting as of December 31, 2008, Infonox’s internal control over financial reporting associated with 1.7% of total consolidated assets and 0.1% of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2008. Our audit of internal control over financial reporting of Total System Services, Inc. also excluded an evaluation of the internal control over financial reporting of Infonox.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Total System Services, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and shareholders’ equity and comprehensive income, for each of the years in the three-year period ended December 31, 2008, and our report dated February 26, 2009 expressed an unqualified opinion on those consolidated financial statements.

Atlanta, Georgia
February 26, 2009

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 19, 2009, there were 32,378 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $0.07 per share was declared on December 3, 2008, and was paid January 2, 2009, to shareholders of record on December 18, 2008. Total dividends declared in 2008 and in 2007 amounted to $55.4 million and $655.3 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2008, 2007 and 2006.

		First	Second	Third	Fourth
(in thousands, except per share data)		Quarter	Quarter	Quarter	Quarter

2008	Revenues	$461,723	483,113	500,392	493,380
	Operating income	86,775	97,647	95,908	91,220
	Net income	56,614	63,084	64,074	66,328
	Basic earnings per share	0.29	0.32	0.33	0.34
	Diluted earnings per share	0.29	0.32	0.33	0.34
	Cash dividends declared	0.07	0.07	0.07	0.07
	Stock prices:
	High	29.50	26.62	23.15	16.47
	Low	18.76	22.14	14.30	10.36
	Close	23.66	22.22	16.40	14.00

2007	Revenues	$429,603	460,155	457,565	458,513
	Operating income	85,679	95,916	91,219	80,697
	Net income	57,273	65,688	68,802	45,680
	Basic earnings per share	0.29	0.33	0.35	0.23
	Diluted earnings per share	0.29	0.33	0.35	0.23
	Cash dividends declared	0.07	0.07	0.07	3.10
	Stock prices:
	High	33.09	35.05	30.01	30.99
	Low	25.48	29.00	26.68	24.35
	Close	31.85	29.51	27.78	28.00

2006	Revenues	$412,290	429,165	441,815	503,901
	Operating income	71,857	84,731	72,257	128,237
	Net income	50,393	57,406	54,306	87,058
	Basic earnings per share	0.26	0.29	0.28	0.44
	Diluted earnings per share	0.26	0.29	0.28	0.44
	Cash dividends declared	0.06	0.07	0.07	0.07
	Stock prices:
	High	20.79	20.76	24.02	26.61
	Low	18.54	17.92	17.87	22.40
	Close	19.92	19.25	22.83	26.39

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor’s 500 Index and the Standard & Poor’s Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2003 and reinvestment of all dividends).

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG TSYS, THE S&P 500 INDEX
AND THE S&P SYSTEMS SOFTWARE INDEX

	2003	2004	2005	2006	2007	2008
TSYS	$100	$79	$65	$87	$104	$53
S&P 500	$100	$111	$116	$135	$142	$90
S&P SS	$100	$108	$104	$122	$147	$92