Form 10-K, Exhibit 13
period 2010-12-31
TOTAL SYSTEM SERVICES INC
filed 2011-02-28
CIK 721683

Exhibit 13.1

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Financial Review sections of the Annual Report. The historical trends in TSYS’ results of operations and financial position over the last five years are presented below.

	Years Ended December 31,
(in thousands, except per share data)	2010	2009	2008	2007	2006

Income Statement Data:
Total revenues	$1,717,577	1,677,483	1,711,534	1,651,981	1,690,605

Operating income	$309,429	344,026	371,122	351,437	353,616

Income from continuing operations, net of tax	$208,866	225,720	253,085	239,315	250,057
(Loss) income from discontinued operations, net of tax	(3,245)	(6,544)	(1,409)	104	(142)

Net income	205,621	219,176	251,676	239,419	249,915
Net income attributable to noncontrolling interests	(11,674)	(3,963)	(1,576)	(1,976)	(752)

Net income attributable to TSYS common shareholders	$193,947	215,213	250,100	237,443	249,163

Basic earnings per share (EPS)* attributable to TSYS common shareholders:
Income from continuing operations	$1.00	1.12	1.27	1.20	1.26
(Loss) income from discontinued operations	(0.02)	(0.03)	(0.01)	0.00	(0.00)

Net income	$0.99	1.09	1.26	1.20	1.26

Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$1.00	1.12	1.27	1.20	1.26
(Loss) income from discontinued operations	(0.02)	(0.03)	(0.01)	0.00	(0.00)

Net income	$0.99	1.09	1.26	1.20	1.26

Cash dividends declared per share	$0.28	0.28	0.28	3.31	0.27

	At December 31,
(in thousands)	2010	2009	2008	2007	2006

Balance Sheet Data:
Total assets	$1,952,261	1,710,954	1,550,024	1,479,081	1,634,241
Obligations under long-term debt and capital leases, excluding current portion	225,276	205,123	209,871	3,687	3,625

*	Note: Basic and diluted EPS amounts for continuing operations and net income do not total due to rounding.

Financial Overview

Total System Services, Inc.’s (TSYS’ or the Company’s) revenues are derived from providing global payment provider services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company’s services are provided through the Company’s three operating segments: North America Services, International Services and Merchant Services.

Through the Company’s North America Services and International Services segments, TSYS processes information through its cardholder systems to financial institutions throughout the United States and internationally. The Company’s North America Services segment provides these services to clients in the United States, Canada, Mexico and the Caribbean. The Company’s International Services segment provides services to clients in Europe, India, Middle East, Africa, Asia Pacific and Brazil. The Company’s Merchant Services segment provides merchant services to merchant acquirers and merchants in the United States.

On March 1, 2010, TSYS announced the signing of an Investment Agreement with First National Bank of Omaha (FNBO) to form a new joint venture company, First National Merchant Solutions, LLC (FNMS), of which TSYS would own 51%. FNMS offers transaction processing, merchant support and underwriting, and value-added services, as well as Visa- and MasterCard-branded prepaid cards for businesses of any size. FNMS is included within the Merchant Services segment. The effective date of the acquisition was April 1, 2010. On January 4, 2011, TSYS announced it had acquired, effective January 1, 2011, the remaining 49-percent interest in FNMS, from FNBO. The company is being rebranded as TSYS Merchant Solutions (TMS).

Due to the somewhat seasonal nature of the credit card industry, TSYS’ revenues and results of operations have generally increased in the fourth quarter of each year because of increased transaction and authorization volumes during the traditional holiday shopping season. Furthermore, growth or declines in card and merchant portfolios of existing clients, the conversion of cardholder and merchant accounts of new clients to the Company’s processing platforms, the receipt of fees for early contract termination and the loss of cardholder and merchant accounts either through purges or deconversions impact the results of operations from period to period.

Another factor which may affect TSYS’ revenues and results of operations from time to time is consolidation in the financial services or retail industries either through the sale by a client of its business, its card portfolio or a segment of its accounts to a party which processes cardholder or merchant accounts internally or uses another third-party processor. A change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS’ financial position, results of operations and cash flows in the future.

TSYS’ reported financial results will also be impacted by significant shifts in currency conversion rates. TSYS does not view foreign currency as an economic event for the Company but as a financial reporting issue. Because changes in foreign currency exchange rates distort the operating growth rates, TSYS discloses the impact of foreign currency translation on its financial performance.

A significant amount of the Company’s revenues is derived from long-term contracts with large clients, including a certain major customer. Processing contracts with large clients, representing a significant portion of the Company’s total revenues, generally provide for discounts on certain services based on the size and activity of clients’ portfolios. Therefore, revenues and the related margins are influenced by the client mix relative to the size of client portfolios, as well as the number and activity of individual cardholder or merchant accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a change in client mix toward larger clients.

Economic Conditions

General economic conditions in the U.S. and other areas of the world dramatically weakened in the second half of 2008 and most of 2009 but showed improvement during 2010. Many of TSYS’ businesses rely in part on the number of consumer credit transactions which have been reduced by a weakened U.S. and world economy and difficult credit markets.

General reduction in consumer credit card spending negatively impacted the Company’s revenues during 2009. Also as a result of the current economic conditions in the U.S., credit card issuers have been reducing credit limits and closing accounts and are more selective with respect to whom they issue credit cards. In 2010, improving economic conditions have led card issuers to increase card solicitations. Continued improvement of economic conditions in the U.S. could positively impact future revenues and profits of the Company.

Regulation

Government regulation affects key areas of TSYS’ business, in the U.S. as well as internationally. As a result of the financial crisis, TSYS, along with the rest of the financial services industry, continues to experience increased legislative and regulatory scrutiny, including the enactment of additional legislative and regulatory initiatives such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (Financial Reform Act). This legislation, which provides for sweeping financial regulatory reform, may have a significant and negative impact on the Company’s clients, which could impact TSYS’ earnings through fee reductions, higher costs (both regulatory and implementation) and new restrictions on our operations. The Financial Reform Act may also impact the competitive dynamics of the financial services industry in the U.S. by more adversely impacting large financial institutions, some of which are TSYS clients, and by adversely impacting the competitive position of U.S. financial institutions in comparison to foreign competitors in certain businesses.

The Financial Reform Act mandates that the Federal Reserve Board limit debit card interchange fees. Under the Financial Reform Act, which includes the Durbin Amendment to the Electronic Funds Transfer Act, the Federal Reserve must adopt rules within nine months of enactment of this legislation regarding the interchange fees that may be charged with respect to electronic debit transactions. Those rules will take effect in July 2011.

Although this legislative action by the U.S. Congress has been anticipated for some time, it remains impossible to predict the impact, if any, that the law and the regulations to be promulgated thereunder may have on the Company’s operations or its financial condition in the future. However, as TSYS’ business is predominately credit card related, the Durbin Amendment is not expected to have a significant negative impact upon TSYS’ business.

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

Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations are listed in the Company’s forward-looking statements. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

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

A summary of the Company’s critical accounting estimates applicable to all three reportable operating segments follows:

Allowance for Doubtful Accounts and Billing Adjustments

The Company estimates the allowances for doubtful accounts. When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior experience with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company’s large clients could have a material adverse effect on collectibility of receivables and thus the adequacy of the allowance for doubtful accounts. If the actual collectibility of clients’ accounts is not consistent with the Company’s estimates, bad debt expense, which is recorded in selling, general and administrative expenses, may be materially different than was initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

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

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed or diminished prospects for current clients. Note 9 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company’s Consolidated Balance Sheet as of December 31, 2010 was $166.3 million.

Software Development Costs

In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management. The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product, which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. If the actual cash flows are not consistent with the Company’s estimates, a material write-off may result and net income may be materially different than was initially recorded. Note 8 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company’s Consolidated Balance Sheet as of December 31, 2010 was $81.2 million.

Acquisitions — Purchase Price Allocation

TSYS adopted revised generally accepted accounting principles (GAAP) relating to business combinations as of January 1, 2009. The revised guidance retains the purchase method of accounting for acquisitions and requires a number of changes to the previous guidance, including changes in the way assets and liabilities are recognized in purchase accounting. Other changes include requiring the recognition of assets acquired and liabilities assumed arising from contingencies, requiring the capitalization of in-process research and development at fair value, and requiring the expensing of acquisition-related costs as incurred.

TSYS’ purchase price allocation methodology requires the Company to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. TSYS estimates the fair value of assets and liabilities based upon appraised market values, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Management determines the fair value of fixed assets and identifiable intangible assets such as developed technology or customer relationships, and any other significant assets or liabilities. TSYS adjusts the purchase price allocation, as necessary, up to one year after the acquisition closing date as TSYS obtains more information regarding asset valuations and liabilities assumed. Unanticipated events or circumstances may occur which could affect the accuracy of the Company’s fair value estimates, including assumptions regarding industry economic factors and business strategies, and result in an impairment or a new allocation of purchase price.

Given its history of acquisitions, TSYS may allocate part of the purchase price of future acquisitions to contingent consideration as required by GAAP for business combinations. The fair value calculation of contingent consideration will involve a number of assumptions that are subjective in nature and which may differ significantly from actual results. TSYS may experience volatility in its earnings to some degree in future reporting periods as a result of these fair value measurements.

Goodwill

In evaluating for impairment, discounted net cash flows for future periods are estimated by management. In accordance with the provisions of ASC 350, “Intangibles — Goodwill and Other,” goodwill is required to be tested for impairment at least annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 10 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company’s Consolidated Balance Sheet as of December 31, 2010 was $320.4 million.

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

Reserve for Merchant Losses

The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TMS must do so. TMS also bears the risk of reject losses arising from the fact that TMS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TMS may be unable to collect such fees. TMS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a reserve against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss reserve was established using historical loss rates, applied to recent bankcard processing volume. TSYS only assumed liabilities as of April 1, 2010 on a go forward basis and thus, has no material merchant loss reserve recorded.

Transaction Processing Provisions

The Company records estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When estimating these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones and known processing errors not covered by insurance. If the actual performance penalties incurred are not consistent with the Company’s estimates, performance penalties and processing errors, which is recorded in cost of services, may be materially different than was initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

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

Related Party Transactions

The Company provides electronic payment processing and other services to the Company’s equity investments, Total System Services de México, S.A. de C.V. (TSYS de México) and China UnionPay Data Co., Ltd. (CUP Data).

The related party services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company’s margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are immaterial. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

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

CONTRACTUAL OBLIGATIONS:  The total liability for uncertain tax positions under ASC 740, “Income Taxes,” at December 31, 2010 is $4.5 million. Refer to Note 20 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next year.

Recent Accounting Pronouncements

In December 2010, the Task Force issued Accounting Standards Update (ASU) No. 2010-29, “Business Combinations: Disclosure of Supplementary Pro Forma Information for Business Combinations (A consensus of the FASB Emerging Issues Task Force).” The Task Force reached a consensus that when a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This ASU also expands the supplemental pro forma disclosures to include a description of the nature and the amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date Is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company has determined the impact of adopting ASU 2010-29 on its financial position, results of operations and cash flows to be immaterial.

In December 2010, the Task Force issued ASU No. 2010-28, “Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (A consensus of the FASB Emerging Issues Task Force).” The Task Force reached a consensus that modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for public entities for fiscal years and interim periods within those years, beginning after December 15, 2010. The Company has determined the impact of adopting ASU 2010-28 on its financial position, results of operations and cash flows to be immaterial.

In August 2010, the Task Force issued ASU No. 2010-22, “Accounting for Various Topics — Technical Corrections to SEC Paragraphs.” This ASU is based upon external comments received from the staff of the SEC and the issuance of Staff Accounting Bulletin No. 112, which amends or rescinds portions of certain SAB topics. ASU 2010-22 is effective immediately. The Company has determined the impact of adopting ASU 2010-22 on its financial position, results of operations and cash flows to be immaterial.

In August 2010, the Task Force issued ASU No. 2010-21, “Accounting for Technical Amendments to Various SEC Rules and Schedules.” This ASU amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. ASU 2010-21 is effective immediately. The Company has determined the impact of adopting ASU 2010-21 on its financial position, results of operations and cash flows to be immaterial.

In April 2010, the Task Force issued ASU No. 2010-17, “Revenue Recognition (Topic 605): Milestone Method of Revenue Recognition (A consensus of the FASB Emerging Issues Task Force).” The Task Force reached a consensus on the criteria that should be met for determining whether the milestone method of revenue recognition is appropriate. ASU 2010-17 will be effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those fiscal years, beginning on or after June 15, 2010, with early adoption permitted. The Company has determined the impact of adopting ASU 2010-17 on its financial position, results of operations and cash flows to be immaterial.

In April 2010, the Task Force issued ASU No. 2010-13, “Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (A consensus of the FASB Emerging Issues Task Force).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. ASU 2010-13 will be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, with early adoption permitted. The Company has determined the impact of adopting ASU 2010-13 on its financial position, results of operations and cash flows to be immaterial.

In February 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-08, “Technical Corrections to Various Topics,” which eliminates inconsistencies and outdated provisions and provides clarifications within current Accounting Standards Codification. ASU 2010-08 is effective for the first reporting period (including interim periods) beginning after issuance. The Company does not expect the impact of adopting ASU 2010-08 on its financial position, results of operations and cash flows to be material.

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

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements,” an update to ASC 985-605, “Software-Revenue Recognition,” and formerly known as EITF 09-3, “Revenue Arrangements that Include Software Elements.” ASU 2009-14 amends ASC Subtopic 985-605 to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company has determined the impact of adopting ASU 2009-14 on its financial position, results of operations and cash flows to be immaterial.

In October 2009, the FASB issued ASU 2009-13, “Multiple Deliverable Revenue Arrangements,” an update to ASC Topic 605, “Revenue Recognition,” and formerly known as EITF 08-1, “Revenue Arrangements with Multiple Deliverables.” ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor-specific objective evidence (VSOE) or third-party evidence (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company has determined the impact of adopting ASU 2009-13 on its financial position, results of operations and cash flows to be immaterial.

Results of Operations

Revenues

The Company generates revenues by providing transaction processing and other payment-related services. The Company’s pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions processed or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for customers through tiered pricing of various thresholds for volume activity. TSYS’ revenues are based upon transactional information accumulated by its systems or reported by its customers. The Company’s revenues are impacted by currency translation of foreign operations, as well as doing business in the current economic environment. Of the total revenue increase of 2.4% for the year ended December 31, 2010, the Company estimates revenues decreased by a net 1.7% due to foreign currency exposure and pricing, and increased 4.1% for volume changes.

TSYS’ revenues are generated primarily from charges based on the number of accounts on file (AOF), transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder AOF. Cardholder AOF include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts.

TSYS’ payment processing revenues are influenced by several factors, including volumes related to AOF and transactions. TSYS estimates that approximately 49% of total payment processing revenues is AOF and transaction volume driven, and are driven primarily from processing services. The remaining 51% of payment processing revenues are not AOF and transaction volume driven, and are derived from production and optional services TSYS considers to be value added products and services, custom programming and licensing arrangements.

Whether or not an account on file is active can impact TSYS’ revenues differently. Active accounts are accounts that have had monetary activity either during the current month or in the past 90 days based on contractual definition. Inactive accounts are accounts that have not had a monetary transaction (such as a purchase or payment) in the past 90 days. The more active an account is, the more revenue is generated for TSYS (items such as transaction and authorizations processed and statements billed).

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

A summary of the consolidated financial highlights for the years ended December 31, 2010, 2009 and 2008 is provided below:

	Years Ended December 31,			Percent Change
(in millions, except per share data)	2010	2009	2008	2010 vs. 2009	2009 vs. 2008

Total revenues	$1,717.6	1,677.5	1,711.5	2.4%	(2.0)%
Operating income	309.4	344.0	371.1	(10.1)	(7.3)
Net income attributable to TSYS common shareholders	193.9	215.2	250.1	(9.9)	(13.9)
Basic EPS(1) attributable to TSYS common shareholders:
Income from continuing operations	1.00	1.12	1.27	(10.7)	(11.6)
Net income	0.99	1.09	1.26	(9.5)	(13.7)
Diluted EPS(1)attributable to TSYS common shareholders:
Income from continuing operations	1.00	1.12	1.27	(10.8)	(11.6)
Net income	0.99	1.09	1.26	(9.6)	(13.7)
Cash flows from operating activities	389.2	423.1	352.8	(8.0)	19.9
Other:
AOF	342.9	344.8	352.5	(0.5)	(2.2)
Cardholder transactions processed	7,670.4	7,272.9	7,694.1	5.5	(5.5)

(1)	Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under Accounting Standards Codification (ASC) 260. Refer to Note 27 in the consolidated financial statements for more information on earnings per share.

Total revenues increased 2.4%, or $40.1 million, for the year ended December 31, 2010, compared to the year ended December 31, 2009, which decreased 2.0%, or $34.0 million, compared to the year ended December 31, 2008. The increase in revenues for 2010 and the decrease in revenues in 2009 include an increase of $1.0 million and a decrease of $46.8 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches.

Excluding reimbursable items, revenues increased 2.5%, or $35.1 million, for the year ended December 31, 2010, compared to the year ended December 31, 2009, which decreased 2.7%, or $39.3 million, compared to the year ended December 31, 2008. The Company expanded its product and service offerings through an acquisition in 2010. The impact of that acquisition on consolidated total revenues was $97.7 million in 2010.

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

In June 2009, Bank of America announced that it formed a new joint venture to provide merchant services. TSYS provides accounting, settlement, authorization and other services to Bank of America, which services accounted for approximately 6.0%, 5.3% and 4.3% of TSYS’ total revenues for 2010, 2009 and 2008, respectively.

TSYS provides a number of additional services to Bank of America, including commercial card processing, small business card processing and card production services. Approximately 46%, 40% and 29% of the total revenues derived from providing merchant services to Bank of America are attributable to reimbursable items for 2010, 2009 and 2008, respectively, which are provided at no margin.

In November 2010, TSYS and Bank of America agreed to a new agreement, during which TSYS expects merchant services revenues from Bank of America to decline as Bank of America transitions its services to its new joint venture.

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

A summary of each segment’s results follows:

North America Services

The North America Services segment provides issuer account solutions for financial institutions and other organizations primarily based in North America. Growth in revenues and operating profit in this segment is derived from retaining and growing the core business and improving the overall cost structure. Growing the core business comes primarily from an increase in account usage, growth from existing clients (also referred to as organic growth) and sales to new clients and the related account conversions.

This segment has many long-term customer contracts with card issuers providing account processing and output services for printing and embossing items. These contracts generally require advance notice prior to the end of the contract if a client chooses not to renew. Additionally, some contracts may allow for early termination upon the occurrence of certain events such as a change in control. The termination fees paid upon the occurrence of such events are designed primarily to cover balance sheet exposure related to items such as capitalized conversion costs or client incentives associated with the contract and, in some cases, may cover a portion of lost future revenue and profit. Although these contracts may be terminated upon certain occurrences, the contracts provide the segment with a steady revenue stream since a vast majority of the contracts are honored through the contracted expiration date.

This segment provides services throughout the period of each account’s use, starting from a card-issuing client processing an application for a card. Services may include processing the card application, initiating service for the cardholder, processing each card transaction for the issuing retailer or financial institution and accumulating the account’s transactions. The segment’s fraud management services monitor the unauthorized use of accounts which have been reported to be lost, stolen, or which exceed credit limits. The segment’s fraud detection systems help identify fraudulent transactions by monitoring each account holder’s purchasing patterns and flagging unusual purchases. Other services provided include customized communications to cardholders, information verification associated with granting credit, debt collection, and customer service.

This segment has two major customers. Below is a summary of the North America Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2010	2009	2008	2010 vs. 2009	2009 vs. 2008

Total revenues	$956.5	1,048.9	1,136.9	(8.8)%	(7.7)%
External revenues	927.6	1,016.3	1,107.2	(8.7)	(8.2)
Reimbursable items	147.5	168.3	198.5	(12.3)	(15.2)
Operating income*	245.0	285.4	325.6	(14.2)	(12.3)
Operating margin*	25.6%	27.2%	28.6%
Key indicators:
AOF	296.7	305.2	319.0	(2.8)	(4.3)
Transactions	6,410.6	6,136.9	6,658.2	4.5	(7.8)

*	Note: Segment operating results do not include expenses associated with Corporate Administration. Refer to Note 22 for more information on operating segments.

The $88.7 million decrease in segment external total revenues in 2010 as compared to 2009 is attributable to $20.0 million decrease in reimbursable items due to lost business, $97.1 million related to client deconversions and price compression. This decrease was partially offset by $28.4 million in new business and internal growth. The $90.8 million decrease in segment external total revenues for 2009 as compared to 2008 is the result of client deconverions and portfolio sales.

International Services

The International Services segment provides issuer card solutions to financial institutions and other organizations primarily based outside the North America region. Growth in revenues and operating profit in this segment is derived from retaining and growing the core business and improving the overall cost structure. Growing the core business comes primarily from an increase in account usage, growth from existing clients and sales to new clients and the related account conversions.

This segment has many long-term customer contracts with card issuers providing account processing and output services for printing and embossing items. These contracts generally require advance notice prior to the end of the contract if a client chooses not to renew. Additionally, some contracts may allow for early termination upon the occurrence of certain events such as a change in control. The termination fees paid upon the occurrence of such events are designed primarily to cover balance sheet exposure related to items such as capitalized conversion costs or client incentives associated with the contract and, in some cases, may cover a portion of lost future revenue and profit. Although these contracts may be terminated upon certain occurrences, the contracts provide the segment with a steady revenue stream since a vast majority of the contracts are honored through the contracted expiration date.

This segment has one major customer.

Below is a summary of the International Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2010	2009	2008	2010 vs. 2009	2009 vs. 2008

Total revenues	$335.0	337.8	318.5	(0.8)%	6.0%
External revenue	332.2	335.5	316.9	(1.0)	5.9
Reimbursable items	13.1	15.1	11.2	(13.0)	34.8
Operating income*	42.7	57.7	55.6	(26.0)	3.7
Operating margin*	12.7%	17.1%	17.5%
Key indicators:
AOF	46.3	39.5	33.5	17.1	18.0
Transactions	1,259.9	1,136.0	1,035.8	10.9	9.7

*	Note: Segment operating results do not include expenses associated with Corporate Administration. Refer to Note 22 for more information on operating segments.

The decrease in segment external total revenues for 2010, as compared to 2009, is driven by $19.8 million of lost business and price compression, partially offset by $26.2 million of new business and organic growth and $1.1 million increase related to the impact of foreign currency translation. The segment revenues for 2009 also included a deconversion fee received from a client for the discontinuance of an account portfolio.

The $18.6 million increase in segment external total revenues for 2009, as compared to 2008, is the result of an increase from internal growth of existing clients, deconversion fee of approximately $10.8 million, approximately $26.3 million in new business, and a decrease of $46.8 million impact related to foreign currency translation.

During the fourth quarter of 2008, the U.S. dollar strengthened against the British Pound. As a result, foreign denominated financial statements were translated into fewer U.S. dollars, which impact the comparison to prior periods when the U.S. dollar was weaker. For 2011, TSYS does not expect any significant movements from the rates that existed at December 31, 2010.

Merchant Services

The Merchant Services segment provides merchant services and related services to clients based primarily in the United States. Merchant services revenues are derived from providing processing services, acquiring solutions, related systems and integrated support services to merchant acquirers and merchants. Revenues from merchant services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of market verticals. Merchant services include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; merchant billing services; and point-of-sale equipment sales and service.

With the acquisition of TMS, the Company has expanded its service offerings to include merchant support and underwriting, and business and value-added services, as well as Visa- and MasterCard-branded prepaid cards for businesses of any size. Ranked as the 10th-largest merchant acquirer in North America by dollar volume (The Nilson Report, March 2010), TMS has a 57-year history in the acquiring industry with more than 300,000 merchant outlets in its diverse portfolio.

This segment has one major customer.

Below is a summary of the Merchant Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2010	2009	2008	2010 vs. 2009	2009 vs. 2008

Total revenues	$458.9	327.1	288.7	40.3%	13.3%
External revenue	457.8	325.6	287.5	40.6	13.3
Reimbursable items	121.7	94.8	64.3	28.4	47.4
Operating income*	102.4	71.4	74.7	43.4	(4.4)
Operating margin*	22.3%	21.8%	25.9%
Key indicator:
Dollar sales volume	$49,142	nm	nm	nm	nm
Point-of-sale transactions	5,315.4	5,194.4	5,057.9	2.3	2.7

*	Note: Segment operating results do not include expenses associated with Corporate Administration. Refer to Note 22 for more information on operating segments.

nm = not meaningful

The $132.2 million increase in segment external total revenues for 2010, as compared to 2009, is the result of $17.9 million of organic growth and $91.8 million net increase for acquisitions, and was partially offset by price compression and deconversions. The $38.1 million increase in segment external total revenues for 2009, as compared to 2008, is the result of $30.5 million increase in reimbursable items related to the increase in Visa access fees, $5.4 million from acquisitions, and internal growth.

Merchant Services segment’s results are driven by the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions at the end of the day. This segment’s authorization and capture transactions are primarily through dial-up or Internet connectivity. With the acquisition of TMS, dollar sales volume also drives the Merchant Services segment’s results.

Operating Expenses

The changes in cost of services, and selling, general and administrative expenses for the years ended December 31, 2010 and 2009 include an increase of $1.6 million and a decrease of $39.6 million, respectively, related to the effects of currency translation of the Company’s foreign based subsidiaries and branches. The impact of acquisitions on consolidated total expenses was $83.1 million in 2010, including $4.1 million of professional and legal fees associated with the acquisition of TMS.

In February 2010, the Company reduced its overall workforce by approximately 5%, primarily from the U.S., through a targeted workforce reduction and attrition. Some positions were eliminated and some employees were terminated with severance.

Federal legislation was recently enacted which makes extensive changes to the current system of health care insurance and benefits. The Company has reviewed the legislation and, based upon information available, expects the impact of the legislation on 2011 to be approximately $2.2 million.

Spin Related Expenses

Spin related expenses consist of expenses associated with the separation from Synovus Financial Corp. (Synovus). As the spin-off was finalized and completed, TSYS incurred expenses for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options. During the year ended December 31, 2008, the Company incurred approximately $11.1 million of spin related expenses. Refer to Note 25 in the consolidated financial statements for more information on the spin-off.

Nonoperating Income (Expense)

Nonoperating income (expense) consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income increased in 2010 as compared to 2009, and decreased in 2009 as compared to 2008.

Interest income for 2010 was $638,000, a 65.7% decrease compared to $1.9 million in 2009, which was a 78.5% decrease compared to $8.6 million in 2008. The variation in interest income is primarily attributable to changes in short-term interest rates in 2010 and 2009 and the amount of cash available for investments.

Interest expense for 2010 was $2.9 million, a decrease of $1.2 million compared to $4.1 million in 2009, which was a decrease of $7.2 million compared to $11.3 million in 2008. The decrease in interest expense in 2010 compared to 2009 is attributable to the changes in interest rates. The decrease in interest expense in 2009 compared to 2008 relates to changes in interest rates.

For the years ended December 31, 2010, 2009 and 2008, the Company recorded a translation loss of approximately $162,000 and $2.6 million and a translation gain of $10.5 million, respectively, related to intercompany loans and foreign denominated cash and accounts receivable balances.

Income Taxes

Income tax expense was $106.1 million, $121.9 million and $131.2 million in 2010, 2009 and 2008, respectively, representing effective income tax rates of 34.9%, 35.4% and 34.4%, respectively. The calculation of the effective tax rate excludes noncontrolling interest in consolidated subsidiaries’ net income and includes equity in income of equity investments in pretax income.

During 2010, the Company generated foreign net operating loss benefits in excess of its utilization capacity based on both the Company’s current operations and with consideration of future tax planning strategies. Additionally, the Company reassessed its need for federal and state valuation allowances based upon these same considerations. Accordingly, the Company experienced a net increase in its valuation allowance for deferred income tax assets of $2.6 million.

TSYS has adopted the permanent reinvestment exception under ASC 740, “Income Taxes,” with respect to future earnings of certain foreign subsidiaries. As a result, TSYS now considers foreign earnings related to these foreign operations to be permanently reinvested.

In 2010, TSYS reassessed its contingencies for foreign, federal and state exposures, which resulted in a net decrease in tax contingency amounts of approximately $0.5 million.

Equity in Income of Equity Investments

TSYS’ share of income from its equity in equity investments was $7.1 million, $7.0 million and $7.4 million for 2010, 2009 and 2008, respectively. Refer to Note 11 in the consolidated financial statements for more information on equity investments.

Loss from Discontinued Operations, net of tax

Loss from discontinued operations, net of tax contains the operating results of TSYS Total Debt Management Inc. (TDM) and TSYS POS Systems and Services, LLC (TPOS) and the loss on the sale of both subsidiaries. Final adjustments related to the sales, if any, are expected to be included in the financial results of 2011. Refer to Note 2 in the consolidated financial statements for more information on discontinued operations.

Net Income

Net income decreased 6.2% to $205.6 million in 2010, compared to 2009. In 2009, net income decreased 12.9% to $219.2 million, compared to $251.7 million in 2008.

Net income attributable to TSYS common shareholders decreased 9.9% to $193.9 million (basic and diluted EPS of $0.99) in 2010, compared to 2009. In 2009, net income attributable to TSYS common shareholders decreased 13.9% to $215.2 million (basic and diluted EPS of $1.09), compared to $250.1 million (basic and diluted EPS of $1.26) in 2008.

Non-GAAP Financial Measures

Management evaluates the Company’s operating performance based upon operating and net profit margins excluding reimbursable items, a non-generally accepted accounting principles (non-GAAP) measure. TSYS also uses these non-GAAP financial measures to evaluate and assess TSYS’ financial performance against budget. TSYS believes that these non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results.

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

Profit Margins and Reimbursable Items

Management believes that operating and net profit margins excluding reimbursable items are more useful because reimbursable items do not impact profitability as the Company receives reimbursement for expenses incurred on behalf of its clients. TSYS believes that the presentation of GAAP financial measures alone would not provide its shareholders and potential investors with the ability to appropriately analyze its ongoing operational results, and therefore expected future results. TSYS therefore believes that inclusion of these non-GAAP financial measures provides investors with more information to help them better understand its financial statements just as management utilizes these non-GAAP financial measures to better understand the business, measure performance and allocate its resources.

Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,
(in thousands)	2010	2009	2008

Operating income	$309,429	344,026	371,122

Net income	$205,621	219,176	251,676

Total revenues	$1,717,577	1,677,483	1,711,534
Less reimbursable items	275,141	270,178	264,892

Revenues before reimbursable items	$1,442,436	1,407,305	1,446,642

Operating margin (as reported)	18.0%	20.5%	21.7%

Net profit margin (as reported)	12.0%	13.1%	14.7%

Adjusted operating margin	21.5%	24.4%	25.7%

Adjusted net profit margin	14.3%	15.6%	17.4%

Projected Outlook for 2011

As compared to 2010, TSYS expects its 2011 income from continuing operations available to TSYS common shareholders to increase by 7%-9%, its EPS from continuing operations to increase by 9%-11%, its revenues before reimbursable items to increase by 3%-5% and its total revenues to increase by 2%-4%, based on the following assumptions: (1) there will be no significant movements in LIBOR and TSYS will not make any significant draws on the remaining balance of its revolving credit facility; (2) there will be no significant movement in foreign currency exchange rates related to TSYS’ business during 2011; (3) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles; (4) there will be no deconversions of large clients during the year; and (5) the economy will not worsen during 2011.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2010	2009	2008

Net income	$205,621	219,176	251,676
Depreciation and amortization	163,111	156,471	164,643
Loss on disposal of subsidiary	1,591	5,713	—
Other noncash items and charges, net	7,745	21,346	6,452
Dividends from equity investments	6,572	4,942	6,421
Net change in current and other assets and current and other liabilities	4,520	15,489	(76,357)

Net cash provided by operating activities	$389,160	423,137	352,835

TSYS’ main source of funds is derived from operating activities, specifically net income. The decrease in 2010, as compared to 2009, in net cash provided by operating activities was primarily the result of decreased earnings and the net change in current and other assets and current and other liabilities. The increase in 2009, as compared to 2008, in net cash provided by operating activities was primarily the result of the net change in current and other assets and current and other liabilities.

Net change in current and other assets and current and other liabilities include accounts receivable, prepaid expenses, other current assets and other assets, accounts payable, accrued salaries and employee benefits and other liabilities. The change in accounts receivable between the years is the result of timing of collections compared to billings. The change in accounts payable and other liabilities between years is the result of the timing of payments and funding of performance-based incentives.

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2010	2009	2008

Purchases of property and equipment, net	$(46,547)	(34,017)	(47,969)
Additions to licensed computer software from vendors	(69,826)	(20,059)	(31,499)
Additions to internally developed computer software	(25,466)	(31,445)	(21,777)
Proceeds from disposition, net of expenses paid and cash disposed	4,265	1,979	—
Cash used in acquisitions and equity investments, net of cash acquired	(148,531)	(294)	(50,017)
Additions to contract acquisition costs	(75,669)	(35,596)	(41,456)
Other	68	—	(343)

Net cash used in investing activities	$(361,706)	(119,432)	(193,061)

The major uses of cash for investing activities in 2010 were for the purchase of TMS, the purchase of property and equipment and additions to licensed computer software from vendors. The major uses of cash for investing activities in 2009 was for additions to contract acquisition costs, equipment, licensed computer software from vendors and internally developed software. The major uses of cash for investing activities in 2008 was for the purchase of Infonox, the purchase of property and equipment and additions to licensed computer software from vendors.

Property and Equipment

Capital expenditures for property and equipment were $46.5 million in 2010, compared to $34.0 million in 2009 and $48.0 million in 2008. The majority of capital expenditures in 2010, 2009 and 2008 related to investments in new computer processing hardware.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors were $69.8 million in 2010, compared to $20.1 million in 2009 and $31.5 million in 2008.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to and development of processing systems, were $25.5 million in 2010, $31.4 million in 2009 and $21.8 million in 2008.

The Company remains committed to developing and enhancing its processing solutions to expand its service offerings. In addition to developing solutions, the Company has expanded its service offerings through strategic acquisitions, such as TMS and Infonox.

Cash Used in Acquisitions

In 2010, TSYS acquired TMS for an aggregate consideration of approximately $150.5 million. The Company has allocated approximately $155.5 million to goodwill. Refer to Note 24 in the consolidated financial statements for more information on TMS.

In 2008, TSYS acquired Infonox for an aggregate consideration of approximately $50.6 million, with contingent payments over the next three years of up to $25.0 million based on performance. The Company has allocated approximately $29.1 million to goodwill. Refer to Note 24 in the consolidated financial statements for more information on Infonox.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company’s processing systems. The Company’s investments in contract acquisition costs were $75.7 million in 2010, $35.6 million in 2009 and $41.5 million in 2008. The Company made cash payments for processing rights of $45.4 million, $9.3 million and $20.1 million in 2010, 2009 and 2008, respectively. Conversion cost additions were $30.3 million, $26.3 million and $21.4 million in 2010, 2009 and 2008, respectively.

Cash Flows from Financing Activities

	Years Ended December 31,
(in thousands)	2010	2009	2008

Proceeds from borrowings of long-term debt	$39,757	5,334	18,575
Principal payments on long-term debt borrowings and capital lease obligations	(11,741)	(18,869)	(67,631)
Dividends paid on common stock	(55,087)	(55,208)	(55,449)
Repurchase of common stock	(46,228)	(328)	(35,698)
Other	654	8	358
Subsidiary dividends per share	(9,031)	(235)	(241)

Net cash used in financing activities	$(81,676)	(69,298)	(140,086)

The major uses of cash for financing activities have been the payment of dividends, principal payment on capital lease and software obligations and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the use of borrowed funds. Net cash used in financing activities for the year ended December 31, 2010 was $81.7 million primarily as a result of payments of cash dividends and repurchase of common stock. The Company used $69.3 million in cash for financing activities for the year ended December 31, 2009 primarily for payments on long-term debt and capital lease obligations and the payments of cash dividends. Net cash used in financing activities for the year ended December 31, 2008 was $140.1 million primarily as a result of payments of cash dividends, repurchase of common stock and principal payments on long-term debt and capital lease obligations. Refer to Note 13 in the consolidated financial statements for more information on the long-term debt financing. Refer to Note 25 in the consolidated financial statements for more information on the spin-off.

Stock Repurchase Plan

On April 20, 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. Through December 31, 2010, the Company purchased 3.1 million shares for approximately $45.1 million, at an average price of $14.60. As of December 31, 2010, the Company had approximately 6.9 million shares remaining that could be repurchased under the stock repurchase plan.

On April 20, 2006, TSYS announced that its board had approved a stock repurchase plan to purchase up to 2 million shares, which represented slightly more than five percent of the shares of TSYS stock held by shareholders other than Synovus, which plan was extended by the TSYS Board until April 2010 and the number of shares was increased to 10 million. The shares may be purchased from time to time over a two year period and will depend on various factors including price, market conditions, acquisitions and the general financial position of TSYS. Repurchased shares will be used for general corporate purposes.

During 2008, TSYS purchased 2.0 million shares of TSYS common stock through open market transactions for an aggregate purchase price of $35.7 million, or an average per share price of $18.13. The plan expired in April 2010.

Financing

In December 2010, TSYS obtained a $39.8 million note payable from a third-party vendor related to financing the purchase of distributed systems software.

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

In December 2007, TSYS entered into a credit agreement with Bank of America N.A., Royal Bank of Scotland plc, and other lenders which provides for a $252.0 million five year unsecured revolving credit facility and a $168.0 million unsecured term loan. The proceeds from the credit facility will be used for working capital and other corporate purposes, including to finance the repurchase by TSYS of its capital stock. As of December 31, 2010, the Company has not drawn on the $252.0 million credit facility.

Refer to Note 13 in the consolidated financial statements for further information on TSYS’ long-term debt and financing arrangements.

Dividends

Dividends on common stock of $55.1 million were paid in 2010, compared to $55.2 million and $55.4 million in 2009 and 2008, respectively. The Company paid an annual dividend of $0.28 per share in 2010, 2009 and 2008, respectively.

Significant Noncash Transactions

During 2010, 2009 and 2008, the Company issued 197,000, 514,000 and 698,000 shares of common stock, respectively, to certain key employees and non-management members of its Board of Directors under nonvested shares for services to be provided in the future by such individuals. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

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

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2010, for the next five years and thereafter:

	Contractual Cash Obligations
	Payments Due By Period
		1 Year	2 - 3	4 - 5	After
(in millions)	Total	or Less	Years	Years	5 Years

Operating leases	$334	98	158	67	11
Debt obligations	234	39	195	—	—
Redeemable noncontrolling interests(1)	146	—	—	146	—
Capital lease obligations	44	13	20	11	—

Total contractual cash obligations	$758	150	373	224	11

(1)	Fair value at December 31, 2010 of redemption value of put option.

Income Taxes

The total liability for uncertain tax positions under ASC 740, “Income Taxes,” at December 31, 2010 is $4.5 million. Refer to Note 20 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next year.

Redeemable Noncontrolling Interest

With the acquisition of TMS, the Company is a party to put and call arrangements with respect to the membership units that represent the remaining noncontrolling interest of FNMS Holding. The call and put arrangements may be exercised at the discretion of TSYS or FNBO on April 1, 2015, 2016 and 2017, upon the dilution of FNBO’s equity ownership in FNMS Holding below a designated threshold and in connection with certain acquisitions by TSYS or FNMS Holding in excess of designated value thresholds.

The fair value of the noncontrolling interest in TMS, owned by a private company at December 31, 2010, was estimated by applying the income and market approaches. In particular, a discounted cash flow method, a guideline companies method, and a recent equity transaction were employed. This fair value measurement is based on significant inputs that are both observable (Level 2) and non-observable (Level 3) in the market as defined in ASC 820. Key assumptions include (a) cash flow projections based on market participant data and developed by Company management, (b) a discount rate of approximately 13 percent, (c) a terminal value based on a long-term sustainable growth rate of approximately 3 percent, (d) an effective tax rate of approximately 36 percent, (e) financial multiples of companies deemed to be similar to TMS, and (f) adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in TMS.

Refer to Note 24 of the Notes in the consolidated financial statements for more information on the acquisition of TMS.

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

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 3.2:1. At December 31, 2010, TSYS had working capital of $494.5 million, compared to $590.1 million in 2009 and $396.2 million in 2008.

Legal Proceedings

General

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with ASC 450, “Contingencies.” In the opinion of management, based on current knowledge and in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

Infonox Matter

On September 22, 2010, Safwan Shah filed a lawsuit in the Superior Court of California, Santa Clara County, against Total System Services, Inc., TSYS Acquiring Solutions, L.L.C. and Infonox, a TSYS Company (Case No. 1-10-CV-183173). The claims arise out of TSYS’ purchase of Infonox on the Web (“Infonox”) in November 2008. The Agreement and Plan of Merger in connection with the transaction provided that certain “remaining shareholders” of Infonox could receive “contingent merger consideration” if Infonox reached certain revenue targets during the three years following the closing of the transaction. Plaintiff, a former shareholder of Infonox, alleges that the defendants have wrongfully refused to pay

$25 million in “contingent merger consideration” as provided for in the Agreement and Plan of Merger. Plaintiff brings the claim in his individual capacity and also as a representative of other former Infonox shareholders. Plaintiff’s claims allege fraud, fraudulent inducement, negligent misrepresentation, breach of contract, and breach of duty of good faith and fair dealing. In January 2011, Plaintiff and TSYS entered into an Arbitration Agreement, pursuant to which Shah agreed to stay the lawsuit pending in the Superior Court of California, Santa Clara County and to arbitrate the claims he has asserted in the lawsuit. The arbitration is currently scheduled for July 2011. Defendants believe that the allegations are without merit and plan to vigorously defend themselves against the allegations. Based on information that is presently available to it, TSYS’ management is unable to predict the outcome of the case and cannot currently reasonably determine the probability of a material adverse result or reasonably estimate a range of potential exposure, if any. Although the ultimate outcome of this case cannot be ascertained at this time, based upon current knowledge, TSYS’ management does not believe the eventual outcome of this case will have a material adverse effect on TSYS’ financial position, results of operations or cash flows. However, it is possible that the ultimate outcome of this case may be material to TSYS’ results of operations for any particular period.

Electronic Payment Systems Matter

In February 2007, TSYS Acquiring Solutions, L.L.C., a wholly owned subsidiary of TSYS (“TSYS Acquiring”), filed a demand for arbitration for payment of past due processing fees pursuant to a contract with Electronic Payment Systems LLC (“EPS”), an acquiring independent sales organization. EPS counterclaimed and alleged certain monetary damages. In April 2008, EPS amended its counterclaims, adding a claim for a declaration that the arbitrator award EPS ownership, control and access to the 1-800 number that connects EPS’ merchants to TSYS Acquiring as EPS’ processor. On January 20, 2009, the arbitrator denied all TSYS Acquiring’s claims, awarded EPS approximately $3.3 million in damages and fees and awarded EPS immediate ownership, control and access over the 1-800 number.

On January 26, 2009, TSYS Acquiring filed an action (the “First Action”) in the United States District Court for the District of Arizona (Civil Action No. CV09-00155-PHX-JAT) seeking to vacate the arbitration award. However, on October 22, 2009, the court granted summary judgment in favor of EPS. On May 4, 2010, after the court denied post-judgment motions filed by TSYS Acquiring, the court confirmed the monetary judgment and TSYS Acquiring paid the monetary judgment to EPS. TSYS Acquiring had been using seven 1-800 numbers to connect EPS’ merchants and the court interpreted the arbitrator’s award to include all seven numbers.

On May 14, 2010, TSYS Acquiring filed a second action (the “Second Action”) in the United States District Court for the District of Arizona (Civil Action No. CV10-01060-PHX-DGC) seeking a declaratory judgment that TSYS did not need to give EPS ownership and control of the seven 1-800 numbers. EPS filed a motion for summary judgment on the request for declaratory relief. EPS also filed a counterclaim arguing that TSYS Acquiring should be required to pay EPS for its continued use of the 1-800 number and seeking punitive damages based on various consumer protection statutes. On November 9, 2010, the court granted EPS’ motion for summary judgment. The EPS counterclaims that were not previously dismissed in the Second Action remain pending.

On December 3, 2010, EPS filed a motion to compel in the First Action seeking to require TSYS Acquiring to provide EPS with immediate ownership, control and access over the seven 1-800 numbers used by EPS merchants.

On January 24, 2011, TSYS Acquiring filed a petition with the Federal Communications Commission (“FCC”) seeking a ruling that the enforcement of the arbitration award regarding the 1-800 numbers would violate the FCC’s rules regarding the allocation and transfer of 1-800 numbers.

On February 15, 2011, the court in the First Action issued an order (the “Order”) requiring TSYS Acquiring to comply with the arbitration award by moving all non-EPS merchants off of 1-800 numbers used by EPS merchants, and to then transfer to EPS the seven toll free numbers at issue. The Order requires compliance within 90 days. In addition, the court rejected TSYS Acquiring’s arguments that the award cannot be enforced because it violates FCC regulations.

On February 24, 2011, the FCC released a Declaratory Ruling granting TSYS Acquiring’s petition by affirming that the FCC has exclusive jurisdiction over the transfer of toll free numbers, and noting that several aspects of the arbitrator’s ruling and the affirmation of that ruling by the United States District Court for the District of Arizona conflicted with the FCC’s rules and related tariffs governing the transfer of toll free numbers. Because of this, the Declaratory Ruling proceeded to direct those third parties charged with the administration of the seven toll free numbers for TSYS Acquiring, as well as the Toll Free Number Administrator charged with administering the database of toll free numbers, to reject any requests seeking a transfer of those numbers from TSYS Acquiring to another party, absent a specific directive from the FCC.

In light of the FCC’s Declaratory Ruling that the toll free numbers may not be transferred by an order of the court or the arbitrator, TSYS Acquiring intends to continue to vigorously defend itself against enforcement of the Order in the United States District

Court for the District of Arizona, and if necessary, the Ninth Circuit Court of Appeals.

If the Order is not vacated or modified in response to the FCC’s recent Declaratory Ruling, it would require TSYS Acquiring to move over 750,000 merchants that use one of the seven numbers that EPS seeks to possess to other toll free numbers. TSYS Acquiring cannot estimate the cost of such compliance, but TSYS Acquiring believes the cost of such compliance would be substantial. Further, if TSYS Acquiring is unable to comply with the order within 90 days, the court could impose sanctions which could be substantial. Based upon current knowledge, TSYS’ management does not believe that the eventual outcome of this case will have a material adverse effect on TSYS’ financial position, results of operations or cash flows. However, it is possible that the ultimate outcome of this case may be material to TSYS’ results of operations for any particular period.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others (i) TSYS’ expectation that the Durbin Amendment will not have a significant negative impact on TSYS’ business; (ii) TSYS’ expectation that the loss of Bank of America as a merchant services client will not have a material adverse effect on TSYS; (iii) TSYS’ expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (iv) the Board’s intention to continue to pay cash dividends on TSYS stock; (v) TSYS’ belief with respect to contractual commitments, lawsuits, claims and other complaints; (vi) the expected financial impact of recent accounting pronouncements; (vii) TSYS’ expectation with respect to certain tax matters; (viii) TSYS’ earnings guidance for 2011 total revenues, revenues before reimbursable items, income from continuing operations and EPS from continuing operations, and the assumptions underlying such statements including, with respect to TSYS’ earnings guidance for 2011: (a) the economy will not worsen during 2011; (b) there will be no deconversions of large clients during the year; (c) there will be no significant movements in foreign currency exchange rates related to TSYS’ business during 2011; (d) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles; and (e) there will be no significant movements in LIBOR, and no significant draws on the remaining balance of TSYS’ revolving credit facility. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements. Many of these factors are beyond TSYS’ ability to control or predict. These factors include, but are not limited to:

•	movements in LIBOR are greater than expected and draws on the revolving credit facility are greater than expected;

•	TSYS incurs expenses associated with the signing of a significant client;

•	internal growth rates for TSYS’ existing clients are lower than anticipated whether as a result of unemployment rates, card delinquencies and charge off rates or otherwise;

•	TSYS does not convert and deconvert clients’ portfolios as scheduled;

•	adverse developments with respect to foreign currency exchange rates;

•	adverse developments with respect to entering into contracts with new clients and retaining current clients;

•	continued consolidation and turmoil in the financial services industry throughout 2011, including the merger of TSYS clients with entities that are not TSYS processing clients, the sale of portfolios by TSYS clients to entities that are not TSYS clients and the nationalization or seizure by banking regulators of TSYS clients;

•	the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act on TSYS and our clients;

•	changes occur in laws, rules, regulations, credit card association rules or other industry standards affecting TSYS and our clients that may result in costly new compliance burdens on TSYS and our clients and lead to a decrease in the volume and/or number of transactions processed;

•	adverse developments with respect to the credit card industry in general, including a decline in the use of credit cards as a payment mechanism;

•	TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending;

•	the impact of potential and completed acquisitions, including the costs associated therewith and their being more difficult to integrate than anticipated;

•	the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto, including the pending litigation discussed in this filing;

•	the impact of the application of and/or changes in accounting principles;

•	TSYS’ inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies;

•	TSYS’ inability to anticipate and respond to technological changes, particularly with respect to e-commerce;

•	successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection;

•	the material breach of security of any of our systems;

•	overall market conditions;

•	the impact on TSYS’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts;

•	other risk factors described in the “Risk Factors” and other sections of TSYS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and other filings with the Securities and Exchange Commission; and

•	TSYS’ ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Subsequent Event

On January 4, 2011, TSYS announced that it acquired the remaining 49-percent interest in First National Merchant Solutions, LLC, from First National Bank of Omaha for a net of $169.6 million. The transaction closed January 1, 2011. The company is being rebranded as TSYS Merchant Solutions. Management believed that total ownership of the joint venture was important to TSYS’ diversification strategy and believed the timing was right for all parties involved.

Consolidated Balance Sheets

	December 31,
(in thousands, except per share data)	2010	2009

Assets
Current assets:
Cash and cash equivalents (Note 5)	$394,795	450,254
Restricted cash	434	46,190
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $4.5 million and $6.3 million at 2010 and 2009, respectively	238,283	231,162
Deferred income tax assets (Note 20)	11,090	11,302
Prepaid expenses and other current assets (Note 6)	77,211	68,527
Current assets of discontinued operations	—	3,461

Total current assets	721,813	810,896
Property and equipment, net of accumulated depreciation and amortization (Notes 7 and 22)	300,102	289,069
Computer software, net of accumulated amortization (Note 8)	246,424	196,764
Contract acquisition costs, net of accumulated amortization (Note 9)	166,251	128,038
Goodwill (Note 10)	320,399	165,896
Equity investments (Note 11)	77,127	75,495
Other intangible assets, net of accumulated amortization (Note 12)	83,118	14,132
Other assets	37,027	27,940
Long-term assets of discontinued operations	—	2,724

Total assets	$1,952,261	1,710,954

Liabilities
Current liabilities:
Accrued salaries and employee benefits	$27,414	32,231
Accounts payable (Note 4)	36,068	21,487
Current portion of long-term debt (Note 13)	39,557	6,988
Current portion of obligations under capital leases (Note 13)	13,191	6,289
Other current liabilities (Note 14)	111,040	152,742
Current liabilities of discontinued operations	—	1,042

Total current liabilities	227,270	220,779
Long-term debt, excluding current portion (Note 13)	194,703	192,367
Deferred income tax liabilities (Note 20)	42,547	47,162
Obligations under capital leases, excluding current portion (Note 13)	30,573	12,756
Other long-term liabilities	53,363	48,443

Total liabilities	548,456	521,507

Redeemable noncontrolling interest	146,000	—

Equity
Shareholders’ equity (Notes 15, 16, 17 and 18):
Common stock — $0.10 par value. Authorized 600,000 shares; 201,326 and 200,860 issued at 2010 and 2009, respectively; 194,528 and 197,180 outstanding at 2010 and 2009, respectively	20,133	20,086
Additional paid-in capital	119,722	139,742
Accumulated other comprehensive income (loss), net	(2,585)	5,673
Treasury stock (shares of 6,798 and 3,680 at 2010 and 2009, respectively)	(115,449)	(69,950)
Retained earnings	1,219,303	1,080,250

Total shareholders’ equity	1,241,124	1,175,801
Noncontrolling interests in consolidated subsidiaries	16,681	13,646

Total equity	1,257,805	1,189,447

Commitments and contingencies (Note 19)
Total liabilities and equity	$1,952,261	1,710,954

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share data)	2010	2009	2008

Total revenues (Notes 4 and 22)	$1,717,577	1,677,483	1,711,534
Cost of services	1,201,012	1,149,883	1,152,648
Selling, general and administrative expenses	207,136	183,574	176,624
Spin-related expenses (Note 25)	—	—	11,140

Operating income	309,429	344,026	371,122
Nonoperating income (expenses)	(1,617)	(3,441)	5,772

Income from continuing operations before income taxes and equity in income of equity investments	307,812	340,585	376,894
Income taxes (Note 20)	106,088	121,850	131,206

Income from continuing operations before equity in income of equity investments	201,724	218,735	245,688
Equity in income of equity investments, net of tax (Note 11)	7,142	6,985	7,397

Income from continuing operations, net of tax	208,866	225,720	253,085
(Loss) income from discontinued operations, net of tax	(3,245)	(6,544)	(1,409)

Net income	205,621	219,176	251,676
Net income attributable to noncontrolling interests	(11,674)	(3,963)	(1,576)

Net income attributable to TSYS common shareholders	$193,947	215,213	250,100

Basic earnings per share (EPS)* attributable to TSYS common shareholders (Note 27):
Income from continuing operations	$1.00	1.12	1.27
Loss from discontinued operations	(0.02)	(0.03)	(0.01)

Net income	$0.99	1.09	1.26

Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$1.00	1.12	1.27
Loss from discontinued operations	(0.02)	(0.03)	(0.01)

Net income	$0.99	1.09	1.26

Amounts attributable to TSYS common shareholders:
Income from continuing operations	$197,192	221,757	251,509
Loss from discontinued operations	(3,245)	(6,544)	(1,409)

Net income	$193,947	215,213	250,100

*	Note: Basic and diluted EPS amounts for continuing operations and net income may not total due to rounding.

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2010	2009	2008

Cash flows from operating activities:
Net income	$205,621	219,176	251,676
Adjustments to reconcile net income to net cash provided by operating activities:
Net loss (gain) on foreign currency translation	162	2,607	(10,481)
Equity in income of equity investments, net of tax	(7,142)	(6,985)	(7,397)
Dividends received from equity investments	6,572	4,942	6,421
Share-based compensation	15,832	16,128	24,733
Excess tax benefit from share-based payment arrangements	(111)	(6)	(90)
Depreciation and amortization	163,111	156,471	164,643
Amortization of debt issuance costs	154	154	154
Provisions for (recoveries of ) bad debt expenses and billing adjustments	(798)	6,381	618
Charges for transaction processing provisions	3,891	6,556	3,172
Deferred income tax benefit	(4,388)	(3,864)	(4,439)
Loss on disposal of equipment, net	145	375	182
Loss on disposal of subsidiary	1,591	5,713	—
Changes in operating assets and liabilities:
Accounts receivable	(7,138)	10,807	(15,490)
Prepaid expenses, other current assets and other assets	(1,495)	27,893	(48,024)
Accounts payable	13,916	(11,883)	4,550
Accrued salaries and employee benefits	(21,965)	(11,697)	(25,267)
Other current liabilities and other liabilities	21,202	369	7,874

Net cash provided by operating activities	389,160	423,137	352,835

Cash flows from investing activities:
Purchases of property and equipment, net	(46,547)	(34,017)	(47,969)
Additions to licensed computer software from vendors	(69,826)	(20,059)	(31,499)
Additions to internally developed computer software	(25,466)	(31,445)	(21,777)
Proceeds from disposition, net of expenses paid and cash disposed	4,265	1,979	—
Cash used in acquisitions and equity investments, net of cash acquired	(148,531)	(294)	(50,017)
Dividends received from equity investments as return of capital	68	—	—
Subsidiary repurchase of minority interest	—	—	(343)
Additions to contract acquisition costs	(75,669)	(35,596)	(41,456)

Net cash used in investing activities	(361,706)	(119,432)	(193,061)

Cash flows from financing activities:
Proceeds from borrowings of long-term debt	39,757	5,334	18,575
Excess tax benefit from share-based payment arrangements	111	6	90
Principal payments on long-term debt borrowings and capital lease obligations	(11,741)	(18,869)	(67,631)
Dividends paid on common stock	(55,087)	(55,208)	(55,449)
Subsidiary dividends paid to noncontrolling shareholders	(9,031)	(235)	(241)
Proceeds from exercise of stock options	543	2	268
Repurchases of common stock	(46,228)	(328)	(35,698)

Net cash used in financing activities	(81,676)	(69,298)	(140,086)

Cash and cash equivalents:
Effect of exchange rate changes on cash and cash equivalents	(938)	(4,470)	(10,188)

Net increase (decrease) in cash and cash equivalents	(55,160)	229,937	9,500
Cash and cash equivalents at beginning of year	449,955	220,018	210,518

Cash and cash equivalents at end of year	$394,795	449,955	220,018

Supplemental cash flow information:
Cash paid for interest	$2,191	3,368	11,299

Cash paid for income taxes, net of refunds	$122,173	104,004	151,165

Significant noncash transactions (Note 23)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Equity and Comprehensive Income

		TSYS Shareholders
					Accumulated
	Redeemable			Additional	Other
	Noncontrolling	Common Stock		Paid-In	Comprehensive	Treasury	Retained	Noncontrolling	Total
(in thousands, except per share data)	Interests	Shares	Dollars	Capital	Income (Loss)	Stock	Earnings	Interests	Equity

Balance as of December 31, 2007	$—	199,660	$19,966	$104,762	$28,322	$(34,138)	$725,561	$8,580	$853,053
Comprehensive income:
Net income	—	—	—	—	—	—	250,100	1,576	251,676
Other comprehensive (loss) income, net of tax (Note 18):
Foreign currency translation	—	—	—	—	(35,060)	—	—	(14)	(35,074)
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	—	111	—	—	—	111

Other comprehensive (loss) income									(34,963)

Comprehensive income									216,713
Common stock issued from treasury shares for exercise of stock options (Note 17)	—	—	—	30	—	195	—	—	225
Common stock issued for exercise of stock options (Note 16)	—	2	1	42	—	—	—	—	43
Common stock issued for nonvested awards (Note 16)	—	692	69	(69)	—	—	—	—	—
Share-based compensation (Note 16)	—	—	—	24,584	—	—	—	—	24,584
Cash dividends declared ($0.28 per share)	—	—	—	—	—	—	(55,369)	—	(55,369)
Purchase of treasury shares (Note 17)	—	—	—	—	—	(35,698)	—	—	(35,698)
Subsidiary dividends paid to noncontrolling interests								(241)	(241)
Pre-spin tax benefits adjustment	—	—	—	(1,820)	—	—	—	—	(1,820)
Tax shortfalls associated with share based payment arrangements	—	—	—	(640)	—	—	—	—	(640)

Balance as of December 31, 2008	—	200,354	20,036	126,889	(6,627)	(69,641)	920,292	9,901	1,000,850
Comprehensive income:
Net income	—	—	—	—	—	—	215,213	3,963	219,176
Other comprehensive (loss) income, net of tax (Note 18):
Foreign currency translation	—	—	—	—	12,145	—	—	17	12,162
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	—	155	—	—	—	155

Other comprehensive income									12,317

Comprehensive income									231,493
Common stock issued from treasury shares for exercise of stock options (Note 17)	—	—	—	(17)	—	19	—	—	2
Common stock issued for nonvested awards (Note 16)	—	506	50	(50)	—	—	—	—	—
Share-based compensation (Note 16)	—	—	—	16,225	—	—	—	—	16,225
Cash dividends declared ($0.28 per share)	—	—	—	—	—	—	(55,255)	—	(55,255)
Purchase of treasury shares (Note 17)	—	—	—	—	—	(328)	—	—	(328)
Subsidiary dividends paid to noncontrolling interests								(235)	(235)
Tax shortfalls associated with share based payment arrangements	—	—	—	(3,305)	—	—	—	—	(3,305)

Balance as of December 31, 2009	—	200,860	20,086	139,742	5,673	(69,950)	1,080,250	13,646	1,189,447
Fair value of non-controlling interest in TMS	145,659	—	—	(34,659)	—	—	—	—	(34,659)
Comprehensive income:
Net income	9,122	—	—	—	—	—	193,947	2,552	196,499
Other comprehensive (loss) income, net of tax (Note 18):
Foreign currency translation	—	—	—	—	(7,529)	—	—	733	(6,796)
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	—	(729)	—	—	—	(729)

Other comprehensive income									(7,525)

Comprehensive income									188,974
Common stock issued from treasury shares for exercise of stock options (Note 17)	—	—	—	(186)	—	729	—	—	543
Common stock issued for nonvested awards (Note 16)	—	466	47	(47)	—	—	—	—	—
Share-based compensation (Note 16)	—	—	—	15,796	—	—	—	—	15,796
Cash dividends declared ($0.28 per share)	—	—	—	—	—	—	(54,894)	—	(54,894)
Purchase of treasury shares (Note 17)	—	—	—	—	—	(46,228)	—	—	(46,228)
Subsidiary dividends paid to noncontrolling interests	(8,781)	—	—	—	—	—	—	(250)	(250)
Tax shortfalls associated with share based payment arrangements	—	—	—	(924)	—	—	—	—	(924)

Balance as of December 31, 2010	$146,000	201,326	$20,133	$119,722	$(2,585)	$(115,449)	$1,219,303	$16,681	$1,257,805

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1	Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS:  Total System Services, Inc.’s (TSYS’ or the Company’s) revenues are derived from providing global payment provider services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company’s services are provided through the Company’s three operating segments: North America Services, International Services and Merchant Services.

Through the Company’s North America Services and International Services segments, TSYS processes information through its cardholder systems to financial institutions throughout the United States and internationally. The Company’s North America Services segment provides these services to clients in the United States, Canada, Mexico and the Caribbean. The Company’s International Services segment provides services to clients in Europe, India, Middle East, Africa, Asia Pacific and Brazil. The Company’s Merchant Services segment provides merchant services to merchant acquirers and merchants in the United States.

On March 1, 2010, TSYS announced the signing of an Investment Agreement with First National Bank of Omaha (FNBO) to form a new joint venture company, First National Merchant Solutions, LLC (FNMS). FNMS offers transaction processing, merchant support and underwriting, and business and value-added services, as well as Visa- and MasterCard-branded prepaid cards for businesses of any size. FNMS is included within the Merchant Services segment. The effective date of the acquisition was April 1, 2010. On January 4, 2011, TSYS announced it had acquired the remaining 49-percent interest in FNMS, effective January 1, 2011, from FNBO. The company will be rebranded as TSYS Merchant Solutions (TMS).

As a result of the sale of certain assets and liabilities of TSYS POS Systems and Services, LLC (TPOS) in 2010 and the sale of TSYS Total Debt Management, Inc. (TDM) in 2009, as discussed in Note 2, the Company’s financial statements reflect TPOS and TDM as discontinued operations. The Company segregated the net assets, net liabilities and operating results from continuing operations in the Consolidated Balance Sheets and Consolidated Statements of Income for all periods presented.

ACQUISITIONS — PURCHASE PRICE ALLOCATION:  TSYS adopted revised generally accepted accounting principles (GAAP) relating to business combinations as of January 1, 2009. The revised guidance retains the purchase method of accounting for acquisitions and requires a number of changes to the previous guidance, including changes in the way assets and liabilities are recognized in purchase accounting. Other changes include requiring the recognition of assets acquired and liabilities assumed arising from contingencies, requiring the capitalization of in-process research and development at fair value, and requiring the expensing of acquisition-related costs as incurred.

TSYS’ purchase price allocation methodology requires the Company to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. TSYS estimates the fair value of assets and liabilities based upon appraised market values, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Management determines the fair value of fixed assets and identifiable intangible assets such as developed technology or customer relationships, and any other significant assets or liabilities. TSYS adjusts the purchase price allocation, as necessary, up to one year after the acquisition closing date as TSYS obtains more information regarding asset valuations and liabilities assumed. Unanticipated events or circumstances may occur which could affect the accuracy of the Company’s fair value estimates, including assumptions regarding industry economic factors and business strategies, and result in an impairment or a new allocation of purchase price.

Given its history of acquisitions, TSYS may allocate part of the purchase price of future acquisitions to contingent consideration as required by GAAP for business combinations. The fair value calculation of contingent consideration will involve a number of assumptions that are subjective in nature and which may differ significantly from actual results. TSYS may experience volatility in its earnings to some degree in future reporting periods as a result of these fair value measurements.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION:  The accompanying consolidated financial statements of Total System Services, Inc. include the accounts of TSYS and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined in accordance with the provisions of Accounting Standards Codification (ASC) 810, “Consolidation,” and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with ASC 810.

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

RESTRICTED CASH:  Restricted cash balances relate to cash balances collected on behalf of customers and held in escrow. TSYS records a corresponding liability for the obligation to the customer which is reflected in other current liabilities in the accompanying consolidated balance sheets. In 2010, TSYS began shifting the responsibility for funds management for its clients to the client’s issuer bank. Therefore, client funds are no longer maintained in a TSYS bank account.

ACCOUNTS RECEIVABLE:  Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $4.5 million and $6.3 million at December 31, 2010 and December 31, 2009, respectively.

TSYS records an allowance for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowance for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior history with specific customers of accounts receivable write-offs and prior experience of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company’s large clients could have a material adverse effect on collectability of receivables and thus the adequacy of the allowance for doubtful accounts.

Increases in the allowance for doubtful accounts are recorded as charges to bad debt expense and are reflected in selling, general and administrative expenses in the Company’s consolidated statements of income. Write-offs of uncollectible accounts are charged against the allowance for doubtful accounts.

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

PROPERTY AND EQUIPMENT:  Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over estimated useful lives of 5-40 years, computer and other equipment over estimated useful lives of 2-5 years, and furniture and other equipment over estimated useful lives of 3-15 years. The Company evaluates impairment losses on long-lived assets used in operations in accordance with the provisions of ASC 205, “Presentation of Financial Statements.”

All ordinary repairs and maintenance costs are expensed as incurred. Maintenance costs that extend the asset life are capitalized and amortized over the remaining estimated life of the asset.

LICENSED COMPUTER SOFTWARE:  The Company licenses software that is used in providing services to clients. Licensed software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called “MIPS agreements”). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to ten years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with ASC 205.

ACQUISITION TECHNOLOGY INTANGIBLES:  These identifiable intangible assets are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from five to nine years. The provisions of ASC 350, “Intangibles — Goodwill and Other,” require that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with ASC 205. Acquisition technology intangibles net book values are included in computer software, net in the accompanying balance sheets. Amortization expenses are charged to cost of services in the Company’s consolidated statements of income.

SOFTWARE DEVELOPMENT COSTS:  In accordance with the provisions of ASC 985, “Software,” software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, the Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

The Company also develops software that is used internally. These software development costs are capitalized based upon the provisions of ASC 350. Internal-use software development costs are capitalized once (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

CONTRACT ACQUISITION COSTS:  The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts. The Company capitalizes internal conversion costs in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition” and ASC 605, “Revenue Recognition.” The capitalization of costs related to cash payments for rights to provide processing services is capitalized in accordance with the provisions of ASC 605. All costs incurred prior to a signed agreement are expensed as incurred.

Contract acquisition costs are amortized using the straight-line method over the expected customer relationship (contract term) beginning when the client’s cardholder accounts are converted and producing revenues. The amortization of contract acquisition costs associated with cash payments is included as a reduction of revenues in the Company’s consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as cost of services in the Company’s consolidated statements of income.

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

EQUITY INVESTMENTS:  TSYS’ 49% investment in Total System Services de México, S.A. de C.V. (TSYS de México), an electronic payment processing support operation located in Toluca, Mexico, is accounted for using the equity method of accounting, as is TSYS’ 44.56% investment in China UnionPay Data Co., Ltd. (CUP Data) headquartered in Shanghai, China. TSYS’ equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

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

The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with the provisions of ASC 323, “Investments — Equity Method and Joint Ventures,” shall not be amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with ASC 350, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of ASC 323. Equity method goodwill, which is not reported as goodwill in the Company’s consolidated balance sheet, but is reported as a component of the equity investment, was $48.1 million at December 31, 2010.

At December 31, 2010, the Company had goodwill in the amount of $320.4 million. The Company performed its annual impairment analyses of its goodwill balance, and these tests did not indicate any impairment for the periods ended December 31, 2010, 2009 and 2008, respectively.

OTHER INTANGIBLE ASSETS:  Identifiable intangible assets relate primarily to customer relationships, covenants-not-to-compete, trade names and trade associations resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to ten years. ASC 350 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC 205. Amortization expenses are charged to selling, general and administrative expenses in the Company’s consolidated statements of income.

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

IMPAIRMENT OF LONG-LIVED ASSETS:  In accordance with ASC 205, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If upon a triggering event the Company determines that the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

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

These accruals are included in other current liabilities in the accompanying consolidated balance sheets. Increases and decreases in transaction processing provisions are charged to cost of services in the Company’s consolidated statements of income, and payments or credits for performance penalties and processing errors are charged against the accrual.

REDEEMABLE NONCONTROLLING INTEREST:  In connection with the 2010 acquisition of TMS, the Company is party to call and put arrangements with respect to the membership units that represent the remaining noncontrolling interest of FNMS Holding. The call arrangement is exercisable by TSYS and the put arrangement is exercisable by FNBO. The put arrangement is outside the control of the Company by requiring the Company to purchase FNBO’s entire equity interest in FNMS Holding at a put price at fair market value. The put arrangement is recorded on the balance sheet and is classified as redeemable noncontrolling interest outside of permanent equity.

The call and put arrangements for FNMS Holding, representing 49% of its total outstanding equity interests, may be exercised at the discretion of TSYS or FNBO on April 1, 2015, 2016 and 2017, upon the dilution of FNBO’s equity ownership in FNMS Holding below a designated threshold and in connection with certain acquisitions by TSYS or FNMS Holding in excess of designated value thresholds.

The put option is not currently redeemable, but a redemption is considered probable. As such, the Company has adopted the accounting policy to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date, which the Company believes to be imminent as of December 31, 2010. The redemption value at December 31, 2010 to a market participant is estimated to be approximately

$146.0 million. The Company did reflect this as an adjustment to additional paid-in capital during 2010 to the extent that the fair value amount exceeded the cumulative balance recorded under ASC 810 at December 31, 2010. Refer to Note 28 for more information on subsequent event.

NONCONTROLLING INTEREST:  In December 2007, the Financial Accounting Standards Board (FASB) issued authoritative guidance under ASC 810, “Consolidation.” ASC 810 changes the accounting for noncontrolling (minority) interests in consolidated financial statements, including the requirements to classify noncontrolling interests as a component of consolidated shareholders’ equity, the elimination of “minority interest” accounting in results of operations and changes in the accounting for both increases and decreases in a parent’s controlling ownership interest.

Noncontrolling interest in earnings of subsidiaries represents the minority shareholders’ share of the net income or loss of GP Network Corporation (GP Net) and TSYS Managed Services EMEA Ltd. (TSYS Managed Services). The noncontrolling interest in the consolidated balance sheet reflects the original investment by these shareholders in GP Net and TSYS Managed Services, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of GP Net and TSYS Managed Services. TSYS has adopted the accounting policy to recognize gains or losses on equity transactions of a subsidiary as a capital transaction.

RESERVE FOR MERCHANT LOSSES:  The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a reserve against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss reserve was established using historical loss rates, applied to recent bankcard processing volume. TSYS only assumed liabilities as of April 1, 2010 with the acquisition of TMS on a go forward basis and thus, has no material merchant loss reserve recorded.

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

COMPREHENSIVE INCOME:  The provisions of ASC 220, “Comprehensive Income,” require companies to display, with the same prominence as other financial statements, the components of comprehensive income (loss). TSYS displays the items of other comprehensive income (loss) in its consolidated statements of equity and comprehensive income.

TREASURY STOCK:  The Company uses the cost method when it purchases its own common stock as treasury shares or issues treasury stock upon option exercises and displays treasury stock as a reduction of shareholders’ equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:  In June 1998 and June 2000, the FASB issued authoritative guidance under ASC 815, “Derivatives and Hedging.” ASC 815 requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2010.

REVENUE RECOGNITION:  The Company’s North America and International Services revenues are derived from long-term processing contracts with financial and nonfinancial institutions and are generally recognized as the services are performed. Payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums. Processing contracts generally range from three to ten years in length and provide for penalties for early termination.

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

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the provisions of ASC 605. ASC 605 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

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

REIMBURSABLE ITEMS:  Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company’s clients. These expenses consist primarily of postage, access fees and third party software. The Company accounts for reimbursable items in accordance with the provisions of ASC 605.

SHARE-BASED COMPENSATION:  In December 2004, the FASB issued authoritative guidance under ASC 718, “Compensation — Stock Compensation.” ASC 718 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

ASC 718 is effective for all awards granted on or after January 1, 2006, and to awards modified, repurchased or cancelled after that date. ASC 718 requires the Company to recognize compensation costs for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards calculated under the provisions of ASC 718, for pro forma disclosures. Share-based compensation expenses include the impact of expensing the fair value of stock options, as well as expenses associated with nonvested shares. TSYS adopted the provisions of ASC 718 effective January 1, 2006 using the modified-prospective-transition method.

ASC 718 requires companies to estimate forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by a company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period the change in estimate occured. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and a forfeiture rate for other TSYS share-based awards. Currently, TSYS estimates a forfeiture rate in the range of 0% to 10.0%.

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

LEASES:  The Company is obligated under noncancelable leases for computer equipment and facilities. As these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. A lease is an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time. For purposes of applying the accounting and reporting standards, leases are classified from the standpoint of the lessee as capital or operating leases. The provisions of ASC 840, “Leases,” establish standards of financial accounting and reporting for leases by lessees and lessors. If at inception a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee: (a) the lease transfers ownership of the property to the lessee by the end of the lease term; (b) the lease contains a bargain purchase option; (c) the lease term is equal to 75 percent or more of the estimated economic life of the leased property; and (d) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property. If the lease does not meet one or more of the criteria, it shall be classified as an operating lease.

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

ADVERTISING:  Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2010, 2009 and 2008 was $690,000, $327,000 and $1.2 million, respectively.

INCOME TAXES:  Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS and its affiliated subsidiaries. A consolidated U.S. federal income tax return is filed for TSYS and its majority owned U.S. subsidiaries through the year ended December 31, 2010. Income tax returns are also filed in foreign jurisdictions where TSYS has a foreign affiliate.

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

Significant estimates used in accounting for income taxes relate to the determination of taxable income, the determination of temporary differences between book and tax bases, as well as estimates on the realizability of tax credits and net operating losses.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income.

TSYS adopted the authoritative guidance under ASC 740, “Income Taxes,” on January 1, 2007. This interpretation prescribed a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return.

EARNINGS PER SHARE:  In June 2008, the FASB issued authoritative guidance under ASC 260, “Earnings Per Share.” The guidance under ASC 260 holds that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are “participating securities” as defined in ASC 260, and therefore should be included in computing earnings per share (EPS) using the two-class method.

The two-class method is an earnings allocation method for computing EPS when an entity’s capital structure includes two or more classes of common stock or common stock and participating securities. It determines EPS based on dividends declared on common stock and participating securities and participation rights of participating securities in any undistributed earnings. The guidance under ASC 260 was effective for reporting periods beginning after December 15, 2008.

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

RECLASSIFICATIONS:  Certain reclassifications have been made to the 2009 and 2008 financial statements to conform to the presentation adopted in 2010.

NOTE 2	Discontinued Operations

The Company sold certain assets and liabilities of TPOS on September 30, 2010. The sale of certain assets and liabilities of TPOS was the result of management’s decision during the third quarter of 2010 to divest non-strategic businesses and focus resources on core products and services. The Company had a pre-tax goodwill impairment of $2.2 million (approximately $1.5 million after-tax) related to TPOS, which was included in discontinued operations as part of the sale. This transaction resulted in the assumed lease of its Sacramento, California, facility and the closure of its Columbus, Georgia-based distribution center.

TSYS will continue to use the buyer in a referral arrangement for customers who approach TSYS Acquiring Solutions for terminal services, and will also subcontract existing relationships to the buyer for a period no longer than two years. However, TSYS will not have significant continuing involvement after the sale to the buyer.

TPOS was not a significant component of the Merchant Services segment, nor TSYS’ consolidated results.

The Company sold TDM on August 31, 2009. The sale of the TDM business was the result of management’s decision to divest non-strategic businesses and focus resources on core products and services. TDM was part of the North America Services segment.

In accordance with the provisions of ASC 205, the Company determined the TPOS business became a discontinued operation in the third quarter of 2010 and the TDM business became a discontinued operation in the first quarter of 2009.

The following table presents the summarized results of discontinued operations for the years ended December 31, 2010, 2009 and 2008:

(in thousands)	2010	2009	2008

Total revenues	$7,430	181,060	227,074

Operating (loss) income	$(1,840)	(4,890)	(898)

Income taxes	$(621)	(1,626)	588

Loss from discontinued operations, net of tax	$(1,243)	(3,219)	(1,409)

Loss on disposition, net of tax	$(2,002)	(3,325)	—

The Consolidated Statements of Cash Flows include TPOS and TDM through the respective dates of disposition.

NOTE 3	Fair Value Measurement

ASC 820, “Fair Value Measurements and Disclosure,” requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant level of inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

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

In February 2007, the FASB issued authoritative guidance under ASC 825, “Financial Instruments.” ASC 825 permits the Company to choose to measure many financial instruments and certain other items at fair value. Upon adoption of the guidance on January 1, 2008, TSYS did not elect the fair value option for any financial instrument it did not currently report at fair value.

Goodwill is assessed annually for impairment in the second quarter of each year using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step test. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds its book value, goodwill is considered not impaired and the second step of the impairment test is unnecessary. If the book value of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the book value of that goodwill. If the book value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

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

At December 31, 2010, the Company had unamortized goodwill in the amount of $320.4 million. The Company performed its annual impairment analyses of its unamortized goodwill balance as of May 31, 2010, and these tests did not indicate any impairment. The fair value of the reporting units substantially exceeds the carrying value.

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

Through its related party transactions, TSYS generates accounts receivable and liability accounts with TSYS de México and CUP Data. At December 31, 2010, the Company had an accounts payable balance of $12,500 associated with related parties.

The table below details revenues derived from affiliated companies for the years ended December 31, 2010, 2009 and 2008:

(in thousands)	2010	2009	2008

Total revenues:
TSYS de México	$51	51	54
CUP Data	—	75	44

Total revenues	$51	126	98

The Company and TSYS de México are parties to an agreement where TSYS de México provides processing support to the Company. Processing support fees paid to TSYS de México was $149,000, $147,000 and $141,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 5	Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(in thousands)	2010	2009

Cash and cash equivalents in domestic accounts	$347,734	403,720
Cash and cash equivalents in foreign accounts	47,061	46,534

Total	$394,795	450,254

The Company maintains operating accounts outside the United States denominated in currencies other than the U.S. dollar. All amounts in domestic accounts are denominated in U.S. dollars.

At December 31, 2010 and 2009, the Company had $29.9 million and $32.2 million, respectively, of cash and cash equivalents in Money Market accounts that had an original maturity date of 90 days or less. The Company considers cash equivalents to be short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of change in interest rates.

NOTE 6	Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(in thousands)	2010	2009

Prepaid expenses	$15,421	14,071
Supplies inventory	7,138	7,668
Income taxes receivable	12,977	72
Other	41,675	46,716

Total	$77,211	68,527

NOTE 7	Property and Equipment, net

Property and equipment balances at December 31 are as follows:

(in thousands)	2010	2009

Computer and other equipment	$230,773	229,522
Buildings and improvements	227,881	224,973
Furniture and other equipment	125,627	112,538
Land	16,729	16,882
Other	16,461	12,926

Total property and equipment	617,471	596,841
Less accumulated depreciation and amortization	317,369	307,772

Property and equipment, net	$300,102	289,069

Depreciation and amortization expense related to property and equipment was $50.1 million, $50.6 million and $47.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. Depreciation expense includes amounts for equipment acquired under capital lease. The increase in depreciation expense for 2009 as compared to 2008 is primarily due to the Company’s infrastructure requirements in order to support the Company’s South America client base. This includes equipment not yet placed in service as well as building improvements.

NOTE 8	Computer Software, net

Computer software at December 31 is summarized as follows:

(in thousands)	2010	2009

Licensed computer software	$403,115	381,657
Software development costs	265,029	240,541
Acquisition technology intangibles	75,891	55,975

Total computer software	744,035	678,173

Less accumulated amortization:
Licensed computer software	275,145	290,872
Software development costs	183,853	161,579
Acquisition technology intangibles	38,613	28,958

Total accumulated amortization	497,611	481,409

Computer software, net	$246,424	196,764

TSYS acquired 51 percent ownership in TMS in April 2010. The Company allocated approximately $20.3 million to acquisition technology intangibles. Refer to Note 24 for more information on TMS.

TSYS acquired Infonox on the Web (Infonox) in November 2008. The Company has allocated approximately $14.5 million to acquisition technology intangibles. Refer to Note 24 for more information on Infonox.

Amortization expense related to licensed computer software costs was $33.4 million, $31.4 million and $38.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $23.1 million, $20.0 million and $19.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. Amortization expense related to acquisition technology intangibles was $9.9 million for 2010, $6.9 million for 2009 and $5.9 million for 2008.

The weighted average useful life for each component of computer software, and in total, at December 31, 2010, is as follows:

Weighted
Average
Amortization
At December 31, 2010	Period (Yrs)

Licensed computer software	6.9
Software development costs	6.1
Acquisition technology intangibles	6.9

Total	6.6

Estimated future amortization expense of licensed computer software, software development costs and acquisition technology intangibles as of December 31, 2010 for the next five years is:

	Licensed	Software	Acquisition
	Computer	Development	Technology
(in thousands)	Software	Costs	Intangibles

2011	$37,443	25,536	10,187
2012	34,502	21,308	9,479
2013	27,070	15,338	7,552
2014	17,733	11,702	5,873
2015	11,140	7,291	2,828

NOTE 9	Contract Acquisition Costs, net

Significant components of contract acquisition costs at December 31 are summarized as follows:

(in thousands)	2010	2009

Payments for processing rights, net	$85,730	59,085
Conversion costs, net	80,521	68,953

Total	$166,251	128,038

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $17.7 million, $25.5 million and $28.5 million for 2010, 2009 and 2008, respectively.

Amortization expense related to conversion costs was $17.5 million, $17.8 million and $14.4 million for 2010, 2009 and 2008, respectively.

The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2010 is as follows:

Weighted
Average
Amortization
At December 31, 2010	Period (Yrs)

Payments for processing rights	8.7
Conversion costs	6.6

Total	7.8

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2010 for the next five years is:

	Payments for	Conversion
(in thousands)	Processing Rights	Costs

2011	$15,528	20,479
2012	16,568	18,151
2013	16,966	14,908
2014	14,580	12,717
2015	9,990	10,463

NOTE 10  Goodwill

On April 1, 2010, TSYS acquired 51 percent ownership of TMS for approximately $150.5 million. The Company has allocated approximately $155.5 million to goodwill. Refer to Note 24 for more information on TMS.

With the sale of certain assets and liabilities of TPOS, the Company incurred a pre-tax goodwill impairment of $2.2 million (approximately $1.5 million after-tax), which is included in loss on discontinued operations, net of tax. TPOS was not a significant component to the Merchant Services segment.

In November 2008, TSYS acquired Infonox for an aggregate consideration of approximately $50.5 million, with contingent payments over the next three years of up to $25.0 million based on performance. The Company did not make any contingent payments in 2010. The Company has allocated approximately $29.1 million to goodwill. Refer to Note 24 for more information on Infonox.

The gross amount and accumulated impairment loss of goodwill at December 31, 2010 and 2009 is as follows:

	2010
	North America	International	Merchant
	Services	Services	Services	Consolidated

Gross amount	$70,614	33,188	218,822	$322,624
Accumulated impairment losses	—	—	(2,225)	(2,225)

Goodwill, net	$70,614	33,188	216,597	$320,399

	2009
	North America	International	Merchant
	Services	Services	Services	Consolidated

Gross amount	$70,614	34,181	63,326	$168,121
Accumulated impairment losses	—	—	—	—

Goodwill, net	$70,614	34,181	63,326	$168,121

In 2010, the Company sold certain assets and liabilities of TPOS, for which the Company had a pre-tax goodwill impairment of $2.2 million and is included in discontinued operations as part of the sale.

The changes in the carrying amount of goodwill at December 31, 2010 and 2009 are as follows:

	North America	International	Merchant
(in thousands)	Services	Services	Services	Consolidated

Balance as of December 31, 2008	$70,614	32,802	60,354	$163,770
Infonox purchase price allocation adjustment	—	—	747	747
Currency translation adjustments	—	1,379	—	1,379

Balance as of December 31, 2009	70,614	34,181	61,101	165,896
TMS purchase price allocation	—	—	155,496	155,496
Currency translation adjustments	—	(993)	—	(993)

Balance as of December 31, 2010	$70,614	33,188	216,597	$320,399

NOTE 11	Equity Investments

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

TSYS’ equity in income of equity investments (net of tax) for the years ended December 31, 2010, 2009 and 2008 was $7.1 million, $7.0 million and $7.4 million, respectively.

A summary of TSYS’ equity investments at December 31 is as follows:

(in thousands)	2010	2009

CUP Data	$70,479	68,022
TSYS de México	6,648	7,473

Total	$77,127	75,495

NOTE 12	Other Intangible Assets, net

In April 2010, TSYS acquired 51 percent ownership in TMS. The Company allocated approximately $80.5 million to other intangible assets as part of the purchase price allocation to customer relationships, trade name and trade association. Refer to Note 24 for more information on TMS.

In November 2008, TSYS acquired Infonox. The Company has allocated approximately $7.0 million to other intangible assets as part of the purchase price allocation to customer relationships, convenants-not-to-compete and trade name. Refer to Note 24 for more information on Infonox.

Significant components of other intangible assets at December 31 are summarized as follows:

	2010
		Accumulated
(in thousands)	Gross	Amortization	Net

Customer relationships	$93,727	(22,859)	$70,868
Covenants-not-to-compete	1,000	(1,000)	—
Trade name	6,031	(3,031)	3,000
Trade association	10,000	(750)	9,250

Total	$110,758	(27,640)	$83,118

	2009
		Accumulated
(in thousands)	Gross	Amortization	Net

Customer relationships	$27,796	(14,151)	$13,645
Covenants-not-to-compete	1,000	(775)	225
Trade name	2,084	(1,822)	262

Total	$30,880	(16,748)	$14,132

Amortization related to other intangible assets, which is recorded in selling, general and administrative expenses, was $11.2 million, $3.4 million and $2.9 million for 2010, 2009 and 2008, respectively.

The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2010 is as follows:

Weighted
Average
Amortization
At December 31, 2010	Period (Yrs)

Customer relationships	8.1
Covenant-not-to-compete	2.8
Trade name	3.0
Trade association	10.0

Total	8.0

Estimated future amortization expense on other intangible assets as of December 31, 2010 for the next five years is:

(in thousands)

2011	$13,301
2012	13,301
2013	11,051
2014	10,468
2015	9,788

NOTE 13	Long-term Debt and Capital Lease Obligations

In December 2010, the Company obtained a $39.8 million note payable from a third-party vendor related to financing the purchase of distributed systems software.

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

The Company is not required to make any scheduled principal payments other than payment of the entire outstanding balance on December 21, 2012. The Company may prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders’ customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement includes covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2010, 2009 or 2008.

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

In connection with the formation of TSYS Managed Services, TSYS and Merchants agreed to provide long-term financing to TSYS Managed Services. At the end of December 2010, the balance of the financing arrangement with Merchants was approximately £504,000, or approximately $775,000.

In addition, TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2010, 2009 or 2008.

Long-term debt at December 31 consists of:

(in thousands)	2010	2009

LIBOR + 0.60%, unsecured term loan, due December 21, 2012, with principal to be paid at maturity	$168,000	168,000
1.50% note payable, due December 31, 2013, with monthly interest and principal payments	39,758	—
LIBOR + 0.80%, unsecured term loan, due November 2, 2011, with principal paid at maturity	23,937	21,773
3.95% note payable, due March 1, 2011, with monthly interest and principal payments	1,790	8,778
LIBOR + 2.00%, unsecured term loan, due November 16, 2011, with quarterly interest payments and principal to be paid at maturity	775	804

Total debt	234,260	199,355
Less current portion	39,557	6,988

Noncurrent portion of long-term debt	$194,703	192,367

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2010 are summarized as follows:

(in thousands)

2011	$39,557
2012	181,251
2013	13,452
2014	—
2015	—

Capital lease obligations at December 31 consists of:

(in thousands)	2010	2009

Capital lease obligations	$43,764	19,045
Less current portion	13,191	6,289

Noncurrent portion of capital leases	$30,573	12,756

The future minimum lease payments under capital leases at December 31, 2010 are summarized as follows:

(in thousands)

2011	$13,947
2012	11,047
2013	10,105
2014	9,555
2015	813

Total minimum lease payments	45,467
Less amount representing interest	1,703

$43,764

NOTE 14	Other Current Liabilities

Significant components of other current liabilities at December 31 are summarized as follows:

(in thousands)	2010	2009

Client liabilities	$21,296	45,824
Accrued expenses	29,999	32,909
Deferred revenues	34,184	31,244
Dividends payable	13,634	13,828
Transaction processing provisions	5,221	5,484
Client postage deposits	3,708	3,736
Accrued income taxes	2,920	252
Other	78	19,465

Total	$111,040	152,742

NOTE 15	Equity

DIVIDENDS:  Dividends on common stock of $55.1 million were paid in 2010, compared to $55.2 million and $55.4 million in 2009 and 2008, respectively.

EQUITY COMPENSATION PLANS:  The following table summarizes TSYS’ equity compensation plans by category:

	(a)		(b)	(c)
	Number of securities to be		Weighted-average	Number of securities remaining
	issued upon exercise of		exercise price of	available for future issuance
	outstanding options,		outstanding	under equity compensation plans
(in thousands, except per share data)	warrants		options, warrants	(excluding securities reflected
Plan Category	and rights		and rights	in column (a))

Equity compensation plans approved by security holders	8,810	(1)	$23.40	20,163	(2)
Equity compensation plans not approved by security holders	—		—	—

Total	8,810		$23.40	20,163

(1)	Does not include an aggregate of 389,519 shares of nonvested awards which will vest over the remaining years through 2012.

(2)	Includes 20,162,500 shares available for future grants under the Total System Services, Inc. 2002 Long-Term Incentive Plan, 2007 Omnibus Plan and 2008 Omnibus Plan.

NOTE 16	Share-Based Compensation

General Description of Share-Based Compensation Plans

TSYS has various long-term incentive plans under which the Compensation Committee of the Board of Directors has the authority to grant share-based compensation to TSYS employees.

Employee stock options granted during or after 2006 (other than performance-based stock options) generally become exercisable at the end of the three-year period and expire ten years from the date of grant. Vesting for stock options granted during or after 2006 (other than performance-based stock options) accelerates upon retirement for plan participants who have reached age 62 and who also have no less than fifteen years of service at the date of their election to retire. For stock options granted in 2006, share-based compensation expense is fully recognized for plan participants upon meeting the retirement eligibility requirements of age and service.

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

The performance-based stock options awarded to TSYS executives effective April 30, 2010 become exercisable only upon satisfaction of certain performance conditions. Share-based compensation expense is recognized in income based upon the Company’s estimate of the probability of achieving the specified EPS goal. The Company historically issues new shares or uses treasury shares to satisfy share option exercises.

Long-Term Incentive Plans

TSYS maintains the Total System Services, Inc. 2008 Omnibus Plan, Total System Services, Inc. 2007 Omnibus Plan, Total System Services, Inc. 2002 Long-Term Incentive Plan and Total System Services, Inc. 2000 Long-Term Incentive Plan to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS’ growth, development and financial success. Awards under these plans are designed to motivate employees and directors to devote their best interests to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS’ success.

The plans are administered by the Compensation Committee of the Company’s Board of Directors and enable the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS’ common stock at the time of grant. Any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee’s permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the various plans. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the various plans may not exceed the following: Total System Services, Inc. 2008 Omnibus Plan −17 million shares; Total System Services, Inc. 2007 Omnibus Plan −5 million shares; Total System Services, Inc. 2002 Long-Term Incentive Plan −9.4 million shares; and Total System Services, Inc. 2000 Long-Term Incentive Plan −2.4 million shares. Effective February 1, 2010, no additional awards may be made from the Total System Services, Inc. 2000 Long-Term Incentive Plan.

Share-Based Compensation

TSYS’ share-based compensation costs are included as expenses and classified as cost of services and selling, general and administrative. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs as these awards are typically granted to individuals not involved in capitalizable activities. For the year ended December 31, 2010, share-based compensation was $15.8 million compared to $16.2 million and $17.8 million (excluding $6.8 million included in spin-related expenses) for the same periods in 2009 and 2008, respectively.

Nonvested Awards:  The Company granted shares of TSYS common stock to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees. The following table summarizes the number of shares granted each year:

	2010	2009	2008

Number of shares	197,186	513,920	697,911
Market value	$3.1 million	$6.8 million	$15.3 million

A summary of the status of TSYS’ nonvested shares as of December 31, 2010, 2009 and 2008, respectively, and the changes during the periods are presented below:

	2010		2009		2008
		Weighted				Weighted
		Average				Average
Nonvested shares		Grant-Date		Grant-Date		Grant-Date
(in thousands, except per share data)	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of year	1,084	$18.60	1,014	$23.46	591	$26.15
Granted	197	15.55	514	13.28	698	21.89
Vested	(416)	20.63	(414)	23.77	(258)	25.24
Forfeited/canceled	(44)	17.32	(30)	20.34	(17)	25.19

Outstanding at end of year	821	$16.91	1,084	$18.60	1,014	$23.46

As of December 31, 2010, there was approximately $8.0 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 1.8 years.

In March 2010, TSYS authorized a total grant of 279,831 performance shares to certain key executives with a performance based vesting schedule (2010 performance shares). These 2010 performance shares have a 2010-2012 performance period for which the Compensation Committee established two performance goals: compound growth in revenues before reimbursables and income from continuing operations using the 2010 annual operating plan as the base. The Compensation Committee will certify the attainment level of such goals following the end of 2012, and the number of performance shares that will vest, up to a maximum of 200% of the total grant. Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. The Company will estimate the probability of achieving the goals through the performance period and will expense the award on a straight-line basis.

As of December 31, 2010, there was approximately $2.9 million of total unrecognized compensation cost related to the 2010 performance shares compensation arrangement. That cost is expected to be recognized until the end of 2012.

During 2008 and 2005, respectively, TSYS authorized a grant of non-vested awards to two key executives with separate performance vesting schedules. These grants have separate one-year performance periods that vest over five to seven years during each of which the Compensation Committee establishes an earnings per share goal and, if such goal is attained during any performance period, 20% of the performance-based shares will vest, up to a maximum of 100% of the total grant. Compensation expense for each year’s award is measured on the grant date based on the quoted market price of TSYS common stock and is expensed on a straight-line basis for the year.

A summary of the awards authorized in each year is below:

	Total Number of	Potential Number of
Year of Initial Award	Shares Awarded	Performance-Based Shares to be Vested

2010	279,831	279,831	(2013)
2008	182,816	109,688	(2011-2014)

A summary of the status of TSYS’ performance-based nonvested shares as of December 31, 2010, 2009 and 2008, respectively, and changes during those periods are presented below:

	2010		2009		2008
		Weighted		Weighted		Weighted
Performance-based		Average		Average		Average
Nonvested shares		Grant Date		Grant-Date		Grant-Date
(in thousands, except per share data)	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Outstanding at beginning of year	62	$13.69	62	$23.32	25	$32.27
Granted	316	15.65	62	13.69	62	23.32
Vested	(62)	13.69	(62)	23.32	(25)	32.27
Forfeited/canceled	—	—	—	—	—	—

Outstanding at end of year	316	$15.65	62	$13.69	62	$23.32

Stock Option Awards

During 2010, 2009 and 2008, the Company granted stock options to key TSYS executive officers. The average fair value of the options granted for both years was estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The following table summarizes the weighted average assumptions, and the fair value of the options:

	2010	2009	2008

Number of options granted	2,176,963	1,047,949	771,892
Weighted average exercise price	$16.01	$13.11	$23.15
Risk-free interest rate	2.65%	3.19%	3.42%
Expected volatility	30.00%	42.00%	36.57%
Expected term (years)	4.89	8.6	8.7
Dividend yield	1.79%	2.14%	1.21%
Weighted average fair value	$4.11	$5.31	$9.73

In April 2010, the Company granted 1.4 million stock options to key TSYS executive officers that are performance- and/or market conditions-based. These stock options will vest and become exercisable only if the stock price is at least a specified percentage above the grant date stock price on April 30, 2013 or TSYS reaches a specified EPS goal by December 31, 2012. Given the market conditions component, TSYS evaluated the impact using the Monte Carlo simulation to value these awards and ultimately determined that the impact was minimal. The average fair value of the option grants was $3.48 per option and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: exercise price of $16.19; risk-free interest rate of 2.07%; expected volatility of 30.0%; expected term of 4.0 years; and dividend yield of 1.79%.

In March 2010, the Company also granted 736,000 stock options to key TSYS executive officers. The average fair value of the option grant was $5.33 per option and was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: exercise price of $15.66; risk-free interest rate of 3.77%; expected volatility of 30.0%; expected term of 8.6 years; and dividend yield of 1.79%. The grant will vest over a period of 3 years.

The expected term of years for the 2008 grant was determined under the “simplified” method as prescribed by the SEC’s SAB No. 107.

A summary of TSYS’ stock option activity as of December 31, 2010, 2009 and 2008, and changes during the years ended on those dates is presented below:

	2010		2009		2008
		Weighted		Weighted		Weighted
(in thousands,		Average		Average		Average
except per share data)	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Options:
Outstanding at beginning of year	6,955	$25.54	6,185	$27.59	5,439	$28.20
Granted	2,177	15.89	1,048	13.11	771	23.15
Exercised	(41)	13.11	(1)	1.83	(14)	18.62
Forfeited/canceled	(281)	19.83	(277)	24.36	(11)	28.40

Outstanding at end of year	8,810	$23.40	6,955	$25.54	6,185	$27.59

Options exercisable at year-end	5,712	$27.48	5,357	$28.15	5,250	$28.14

Weighted average fair value of options granted during the year		$4.11		$5.31		$9.73

	Outstanding	Exercisable

Average remaining contractual life (in years)	3.9	2.5

Aggregate intrinsic value (in thousands)	$(53,967)	$(58,343)

	Options Exercised	Intrinsic Value

2010	41,403	$90,400
2009	1,205	$14,300
2008	14,399	$64,000

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

As of December 31, 2010, there was approximately $8.8 million of total unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 2.0 years.

NOTE 17	Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value:

	Number of
	Treasury	Treasury
(in thousands)	Shares	Shares Cost

December 31, 2010	6,798	$115,449
December 31, 2009	3,680	69,950
December 31, 2008	3,652	69,641

Stock Repurchase Plan

On April 20, 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. Through December 31, 2010, the Company purchased 3.1 million shares for approximately $45.1 million, at an average price of $14.60.

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

During 2008, TSYS purchased approximately 2.0 million shares of TSYS common stock through privately negotiated and open market transactions for an aggregate purchase price of $35.7 million, or an average per share price of $18.13. The Company had approximately 6,928,000 shares remaining that could be repurchased under the stock repurchase plan. The plan expired in April 2010.

The following table sets forth information regarding the Company’s purchases of its common stock on a monthly basis during the three months ended December 31, 2010:

				Maximum
				Number of
			Total Number of	Shares That
			Cumulative Shares Purchased	May Yet Be
	Total Number		as Part of Publicly	Purchased
	of Shares	Average Price	Announced Plans	Under the Plans
(in thousands, except per share data)	Purchased	Paid per Share	or Programs	or Programs

October 2010	—	$—	3,093	6,907
November 2010	—	—	3,093	6,907
December 2010	—	—	3,093	6,907

Total	—	$—

Shares Issued for Options Exercised

During 2010, 2009 and 2008, employees of the Company exercised options for shares of TSYS common stock that were issued from treasury or newly issued shares. The table below summarizes these stock option exercises by year:

	2010	2009	2008

Issued from treasury	41,403	1,205	12,198
Newly issued	—	—	2,201

Treasury Shares

In 2008, the Compensation Committee approved “share withholding for taxes” for all employee nonvested awards, and also for employee stock options under specified circumstances. The dollar amount of the income tax liability from each exercise is converted into TSYS shares. The shares are added to the treasury account and TSYS remits funds to the Internal Revenue Service to settle the tax liability. During 2010 and 2009, the Company acquired 66,553 shares for approximately $1.1 million and 29,221 shares for approximately $329,000, respectively, as a result of share withholding for taxes.

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

In September 2006, the FASB issued authoritative guidance under ASC 715, “Compensation — Retirement Benefits.” ASC 715 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through comprehensive income.

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

	Beginning	Pretax	Tax	Net-of-Tax	Ending
(in thousands)	Balance	amount	effect	Amount	Balance

December 31, 2007	$20,641	9,532	1,851	7,681	$28,322

Foreign currency translation adjustments	$29,202	(43,315)	(8,255)	(35,060)	$(5,858)
Change in accumulated OCI related to postretirement healthcare plans	(880)	194	83	111	(769)

December 31, 2008	$28,322	(43,121)	(8,172)	(34,949)	$(6,627)

Foreign currency translation adjustments	$(5,858)	14,140	1,995	12,145	$6,287
Change in accumulated OCI related to postretirement healthcare plans	(769)	235	80	155	(614)

December 31, 2009	$(6,627)	14,375	2,075	12,300	$5,673

Foreign currency translation adjustments	$6,287	(8,609)	(1,080)	(7,529)	$(1,242)
Change in accumulated OCI related to postretirement healthcare plans	(614)	(1,138)	(409)	(729)	(1,343)

December 31, 2010	$5,673	(9,747)	(1,489)	(8,258)	$(2,585)

Consistent with its overall strategy of pursuing international investment opportunities, TSYS adopted the permanent reinvestment exception under ASC 740, “Income Taxes,” with respect to future earnings of certain foreign subsidiaries. Its decision to permanently reinvest foreign earnings offshore means TSYS will no longer allocate taxes to foreign currency translation adjustments associated with these foreign subsidiaries accumulated in other comprehensive income.

NOTE 19	Commitments and Contingencies

LEASE COMMITMENTS:  TSYS is obligated under noncancelable operating leases for computer equipment and facilities.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2010, are as follows:

(in thousands)

2011	$85,987
2012	83,765
2013	73,969
2014	40,259
2015	26,983
Thereafter	10,796

Total future minimum lease payments	$321,759

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allow the Company to continually update its computer equipment. Total rental expense under all operating leases in 2010, 2009 and 2008 was $102.1 million, $105.4 million and $101.4 million, respectively. Total rental expense under sublease arrangements in 2010, 2009 and 2008 was $675,000, $720,000 and $702,000, respectively. The rental income under sublease arrangements in 2010, 2009 and 2008 was $809,000, $863,000 and $842,000, respectively.

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

CONTINGENCIES:

Legal Proceedings-General

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with ASC 450, “Contingencies.” In the opinion of management, based on current knowledge and in part upon the advice of legal counsel, all matters are believed to be adequately covered by insurance, or if not covered, are believed to be without merit or are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

Infonox Matter

On September 22, 2010, Safwan Shah filed a lawsuit in the Superior Court of California, Santa Clara County, against Total System Services, Inc., TSYS Acquiring Solutions, L.L.C. and Infonox, a TSYS Company (Case No. 1-10-CV-183173). The claims arise out of TSYS’ purchase of Infonox on the Web (“Infonox”) in November 2008. The Agreement and Plan of Merger in connection with the transaction provided that certain “remaining shareholders” of Infonox could receive “contingent merger consideration” if Infonox reached certain revenue targets during the three years following the closing of the transaction. Plaintiff, a former shareholder of Infonox, alleges that the defendants have wrongfully refused to pay $25 million in “contingent merger consideration” as provided for in the Agreement and Plan of Merger. Plaintiff brings the claim in his individual capacity and also as a representative of other former Infonox shareholders. Plaintiff’s claims allege fraud, fraudulent inducement, negligent misrepresentation, breach of contract, and breach of duty of good faith and fair dealing. In January 2011, Plaintiff and TSYS entered into an Arbitration Agreement, pursuant to which Shah agreed to stay the lawsuit pending in the Superior Court of California, Santa Clara County and to arbitrate the claims he has asserted in the lawsuit. The arbitration is currently scheduled for July 2011. Defendants believe that the allegations are without merit and plan to vigorously defend themselves against the allegations. Based on information that is presently available to it, TSYS’ management is unable to predict the outcome of the case and cannot currently reasonably determine the probability of a material adverse result or reasonably estimate a range of potential exposure, if any. Although the ultimate outcome of this case cannot be ascertained at this time, based upon current knowledge, TSYS’ management does not believe the eventual outcome of this case will have a material adverse effect on TSYS’ financial position, results of operations or cash flows. However, it is possible that the ultimate outcome of this case may be material to TSYS’ results of operations for any particular period.

Electronic Payment Systems Matter

In February 2007, TSYS Acquiring Solutions, L.L.C., a wholly owned subsidiary of TSYS (“TSYS Acquiring”), filed a demand for arbitration for payment of past due processing fees pursuant to a contract with Electronic Payment Systems LLC (“EPS”), an acquiring independent sales organization. EPS counterclaimed and alleged certain monetary damages. In April 2008, EPS amended its counterclaims, adding a claim for a declaration that the arbitrator award EPS ownership, control and access to the 1-800 number that connects EPS’ merchants to TSYS Acquiring as EPS’ processor. On January 20, 2009, the arbitrator denied all TSYS Acquiring’s claims, awarded EPS approximately $3.3 million in damages and fees and awarded EPS immediate ownership, control and access over the 1-800 number.

On January 26, 2009, TSYS Acquiring filed an action (the “First Action”) in the United States District Court for the District of Arizona (Civil Action No. CV09-00155-PHX-JAT) seeking to vacate the arbitration award. However, on October 22, 2009, the court granted summary judgment in favor of EPS. On May 4, 2010, after the court denied post-judgment motions filed by TSYS Acquiring, the court confirmed the monetary judgment and TSYS Acquiring paid the monetary judgment to EPS. TSYS Acquiring had been using seven 1-800 numbers to connect EPS’ merchants and the court interpreted the arbitrator’s award to include all seven numbers.

On May 14, 2010, TSYS Acquiring filed a second action (the “Second Action”) in the United States District Court for the District of Arizona (Civil Action No. CV10-01060-PHX-DGC) seeking a declaratory judgment that TSYS did not need to give EPS ownership and control of the seven 1-800 numbers. EPS filed a motion for summary judgment on the request for declaratory relief. EPS also filed a counterclaim arguing that TSYS Acquiring should be required to pay EPS for its continued use of the 1-800 number and seeking punitive damages based on various consumer protection statutes. On November 9, 2010, the court granted EPS’ motion for summary judgment. The EPS counterclaims that were not previously dismissed in the Second Action remain pending.

On December 3, 2010, EPS filed a motion to compel in the First Action seeking to require TSYS Acquiring to provide EPS with immediate ownership, control and access over the seven 1-800 numbers used by EPS merchants.

On January 24, 2011, TSYS Acquiring filed a petition with the Federal Communications Commission (“FCC”) seeking a ruling that the enforcement of the arbitration award regarding the 1-800 numbers would violate the FCC’s rules regarding the allocation and transfer of 1-800 numbers.

On February 15, 2011, the court in the First Action issued an order (the “Order”) requiring TSYS Acquiring to comply with the arbitration award by moving all non-EPS merchants off of 1-800 numbers used by EPS merchants, and to then transfer to EPS the seven toll free numbers at issue. The Order requires compliance within 90 days. In addition, the court rejected TSYS Acquiring’s arguments that the award cannot be enforced because it violates FCC regulations.

On February 24, 2011, the FCC released a Declaratory Ruling granting TSYS Acquiring’s petition by affirming that the FCC has exclusive jurisdiction over the transfer of toll free numbers, and noting that several aspects of the arbitrator’s ruling and the affirmation of that ruling by the United States District Court for the District of Arizona conflicted with the FCC’s rules and related tariffs governing the transfer of toll free numbers. Because of this, the Declaratory Ruling proceeded to direct those third parties charged with the administration of the seven toll free numbers for TSYS Acquiring, as well as the Toll Free Number Administrator charged with administering the database of toll free numbers, to reject any requests seeking a transfer of those numbers from TSYS Acquiring to another party, absent a specific directive from the FCC.

In light of the FCC’s Declaratory Ruling that the toll free numbers may not be transferred by an order of the court or the arbitrator, TSYS Acquiring intends to continue to vigorously defend itself against enforcement of the Order in the United States District Court for the District of Arizona, and if necessary, the Ninth Circuit Court of Appeals.

If the Order is not vacated or modified in response to the FCCs recent Declaratory Ruling, it would require TSYS Acquiring to move over 750,000 merchants that use one of the seven numbers that EPS seeks to possess to other toll free numbers. TSYS Acquiring cannot estimate the cost of such compliance, but TSYS Acquiring believes the cost of such compliance would be substantial. Further, if TSYS Acquiring is unable to comply with the order within 90 days, the court could impose sanctions which could be substantial. Based upon current knowledge, TSYS’ management does not believe that the eventual outcome of this case will have a material adverse effect on TSYS’ financial position, results of operations or cash flows. However, it is possible that the ultimate outcome of this case may be material to TSYS’ results of operations for any particular period.

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

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,
(in thousands)	2010	2009	2008

Current income tax expense (benefit):
Federal	$98,802	115,301	125,743
State	4,221	4,311	4,678
Foreign	8,682	6,185	5,075

Total current income tax expense	111,705	125,797	135,496

Deferred income tax expense (benefit):
Federal	(2,970)	(4,210)	(3,469)
State	(643)	947	(390)
Foreign	(2,004)	(684)	(431)

Total deferred income tax benefit	(5,617)	(3,947)	(4,290)

Total income tax expense	$106,088	121,850	131,206

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, noncontrolling interest and equity in income of equity investments as a result of the following:

	Years Ended December 31,
(in thousands)	2010	2009	2008

Computed “expected” income tax expense	$107,734	119,205	131,057
Increase (decrease) in income tax expense resulting from:
International earnings not taxable in the U.S.	(9,014)	(891)	(4,935)
State income tax expense (benefit), net of federal income tax effect	2,326	3,418	2,787
Increase (decrease) in valuation allowance	2,564	(6,159)	5,006
Tax credits	(2,824)	(4,299)	(4,131)
Federal income tax expense resulting from ASC 740 Election	—	9,844	—
Permanent differences and other, net	5,302	732	1,422

Total income tax expense	$106,088	121,850	131,206

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2010 and 2009 relate to the following:

	At December 31,
(in thousands)	2010	2009

Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$19,884	18,653
Allowances for doubtful accounts and billing adjustments	1,304	2,114
Deferred revenue	16,244	14,857
Other, net	33,980	29,610

Total deferred income tax assets	71,412	65,234
Less valuation allowance for deferred income tax assets	(15,434)	(12,870)

Net deferred income tax assets	55,978	52,364

Deferred income tax liabilities:
Excess tax over financial statement depreciation	(35,878)	(36,223)
Computer software development costs	(38,797)	(39,150)
Purchase accounting adjustments	(1,438)	(1,672)
Foreign currency translation	(3,771)	(4,851)
Other, net	(4,848)	(6,328)

Total deferred income tax liabilities	(84,732)	(88,224)

Net deferred income tax liabilities	$(28,754)	(35,860)

Total net deferred tax assets (liabilities):
Current	$11,090	11,302
Noncurrent	(39,844)	(47,162)

Net deferred income tax liability	$(28,754)	(35,860)

As of December 31, 2010, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carryforwards of $15.3 million, $2.1 million and $2.5 million, respectively. As of December 31, 2009, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carryforwards of $13.2 million, $2.4 million and $3.1 million, respectively. The credits will begin to expire in the year 2011. The net operating losses will begin to expire in the year 2011.

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

Management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $15.4 million and $12.9 million at December 31, 2010 and 2009, respectively. The increase in the valuation allowance for deferred income tax assets was $2.6 million for 2010. The decrease in the valuation allowance for deferred income tax assets was $6.1 million for 2009. The increase relates to foreign losses, which, more likely than not, will not be realized in later years.

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

TSYS is the parent of an affiliated group that files a consolidated U.S. federal income tax return and most state and foreign income tax returns on a separate entity basis. In the normal course of business, the Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. federal income tax examinations for years before 2007 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2003. There are currently no federal or foreign tax examinations in progress. However, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

TSYS adopted the provisions of ASC 740 on January 1, 2007 which prescribes a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return. During the year ended December 31, 2010, TSYS decreased its liability for prior year uncertain income tax positions as a discrete item by a net amount of approximately $0.7 million (net of the federal tax effect). This decrease resulted from recalculating state liabilities and expiring federal and state audit period statutes and other new information impacting the potential resolution of material uncertain tax positions. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows(1):

Year Ended
December 31,
(in millions)	2010

Beginning balance	$5.0
Current activity:
Additions based on tax positions related to current year	0.1
Additions for tax positions of prior years	0.5
Reductions for tax positions of prior years	(1.1)
Settlements	—

Net, current activity	(0.5)

Ending balance	$4.5

(1)	Unrecognized state tax benefits are not adjusted for the federal tax impact.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income. Gross accrued interest and penalties on unrecognized tax benefits totaled $1.1 million and $0.7 million as of December 31, 2010 and December 31, 2009, respectively. The total amounts of unrecognized income tax benefits as of December 31, 2010 and December 31, 2009 that, if recognized, would affect the effective tax rates are $4.2 million and $4.2 million (net of the federal benefit on state tax issues), respectively, which includes interest and penalties of $1.0 million and $0.6 million, respectively.

NOTE 21	Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. The employee benefit plans through which TSYS provided benefits to its employees during 2010 are described as follows:

TSYS RETIREMENT SAVINGS PLAN:  In 2010, all qualified plans maintained by TSYS were combined into a single plan, the Retirement Savings Plan, which is designed to reward all team members of TSYS U.S.- based companies with a uniform employer contribution. The terms of the plan provide for the Company to match 100% of the employee contribution up to 4% of eligible compensation. The Company can make discretionary contributions up to another 4% based upon business conditions.

MONEY PURCHASE PLAN:  During 2009 and 2008, the Company’s employees were eligible to participate in the Total System Services, Inc. (TSYS) Money Purchase Pension Plan, a defined contribution pension plan. The terms of the plan provide for the Company to make annual contributions to the plan equal to 7% of participant compensation, as defined.

PROFIT SHARING PLAN:  During 2009 and 2008, the Company’s employees were eligible to participate in the TSYS Profit Sharing Plan. The Company’s contributions to the plan are contingent upon achievement of certain financial goals. The terms of the plan limit the Company’s contribution to 7% of participant compensation, as defined, not to exceed the maximum allowable deduction under Internal Revenue Service guidelines.

401(K) PLAN:  During 2009 and 2008, the Company’s employees were eligible to participate in the TSYS 401(k) Plan. The terms of the plan allow employees to contribute eligible pretax compensation with a discretionary company contribution up to a maximum of 7% of participant compensation, as defined, based upon the Company’s attainment of certain financial goals.

The Company’s contributions to the plans charged to expense for the years ended December 31 are as follows:

(in thousands)	2010	2009	2008

TSYS Retirement Savings Plan	$15,430	—	—
Money Purchase Plan	—	19,307	19,185
Profit Sharing Plan	—	—	4,473
401(k) Plan	—	306	625

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

(in thousands)

2010	$1,260
2009	3,764
2008	5,864

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

In June 1997, the FASB issued guidance in accordance with ASC 280, “Segment Reporting.” ASC 280 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area data and major customers.

TSYS provides global payment processing and other services to card-issuing and merchant acquiring institutions in the United States and internationally through online accounting and electronic payment processing systems. During 2010, TSYS reorganized its operating segments in a manner that reflects the way the chief operating decision maker (CODM) views the business. The change involved accumulating corporate administration expenses, such as finance, legal, human resources, mergers and acquisitions and investor relations, that existed in all operating segments and categorizing them, and spin-related costs, as Corporate Administration.

In September 2010, the Company sold certain assets and liabilities of TPOS. As a result, TPOS was classified as discontinued operations for all periods. TPOS was included in the Merchant Services segment.

In April 2010, TSYS acquired 51% of TMS. Refer to Note 24 for more information on the acquisition of TMS. Since the acquisition, TSYS has included the financial results of TMS in the Merchant Services segment.

North America Services includes electronic payment processing services and other services provided from within the North America region. International Services includes electronic payment processing and other services provided from outside the North America region. Merchant Services includes electronic processing and other services provided to merchant acquiring institutions.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties.

				2010 vs. 2009		2009 vs. 2008
(in thousands)				Change		Change
Operating Segments	2010	2009	2008	$	%	$	%

Revenues before reimbursable items
North America Services	$809,012	880,668	938,442	(71,656)	(8.1)%	$(57,774)	(6.2)%
International Services	321,846	322,697	307,361	(851)	(0.3)%	15,336	5.0%
Merchant Services	337,178	232,262	224,356	104,916	45.2%	7,906	3.5%
Intersegment revenues	(25,600)	(28,322)	(23,516)	2,722	9.6%	(4,806)	(20.4)%

Revenues before reimbursable items from external customers	$1,442,436	1,407,305	1,446,643	35,131	2.5%	$(39,338)	(2.7)%

Total revenues
North America Services	$956,546	1,048,932	1,136,901	(92,386)	(8.8)%	$(87,969)	(7.7)%
International Services	334,954	337,757	318,534	(2,803)	(0.8)%	19,223	6.0%
Merchant Services	458,921	327,055	288,680	131,866	40.3%	38,375	13.3%
Intersegment revenues	(32,844)	(36,261)	(32,581)	3,417	9.4%	(3,680)	(11.3)%

Revenues from external customers	$1,717,577	1,677,483	1,711,534	40,094	2.4%	$(34,051)	(2.0)%

Depreciation and amortization
North America Services	$78,834	84,577	95,350	(5,743)	(6.8)%	$(10,773)	(11.3)%
International Services	40,792	34,791	33,271	6,001	17.2%	1,520	4.6%
Merchant Services	40,298	32,590	27,371	7,708	23.7%	5,219	19.1%
Corporate Administration	3,003	3,690	1,874	(687)	(18.6)%	1,816	96.9%

Total depreciation and amortization	$162,927	155,648	157,866	7,279	4.7%	$(2,218)	(1.4)%

Segment operating income
North America Services	$244,989	285,409	325,595	(40,420)	(14.2)%	$(40,186)	(12.3)%
International Services	42,689	57,654	55,595	(14,965)	(26.0)%	2,059	3.7%
Merchant Services	102,444	71,437	74,719	31,007	43.4%	(3,282)	(4.4)%
Corporate Administration	(80,693)	(70,474)	(84,787)	(10,219)	(14.5)%	14,313	(16.9)%

Operating income	$309,429	344,026	371,122	(34,597)	(10.1)%	$(27,096)	(7.3)%

Total assets
North America Services	$1,632,882	1,535,129	1,434,070	97,753	6.4%	$101,059	7.0%
International Services	408,880	379,606	324,313	29,274	7.7%	55,293	17.0%
Merchant Services	460,750	215,855	212,779	244,895	113.5%	3,076	1.4%
Intersegment assets	(550,251)	(419,636)	(421,138)	(130,615)	(31.1)%	1,502	0.4%

Total assets	$1,952,261	1,710,954	1,550,024	241,307	14.1%	$160,930	10.4%

GEOGRAPHIC AREA DATA:  The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	At
	December 31,
(in millions)	2010	2009

United States	$203.8	203.5
Europe	58.3	60.7
Japan	11.3	6.4
Other	26.7	18.5

Totals	$300.1	289.1

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company’s customers:

(in millions)	2010	%	2009	%	2008	%

United States	$1,208.2	70.3	$1,183.8	70.6	$1,243.0	72.6
Europe	249.7	14.5	269.4	16.1	269.1	15.7
Canada	161.9	9.4	139.7	8.3	127.1	7.4
Japan	61.3	3.6	48.9	2.9	33.9	2.0
Mexico	7.9	0.5	8.1	0.5	13.4	0.8
Other	28.6	1.7	27.6	1.6	25.0	1.5

Totals	$1,717.6	100.0	$1,677.5	100.0	$1.711.5	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT:  The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	North America Services			International Services			Merchant Services
(in millions)	2010	2009	2008	2010	2009	2008	2010	2009	2008

United States	$863.9	862.0	957.0	$0.5	0.1	0.2	$343.8	321.7	285.8
Europe	0.8	0.9	0.9	248.9	268.5	268.2	—	—	—
Canada	161.4	139.1	126.5	—	—	—	0.5	0.6	0.6
Japan	—	—	—	61.3	48.9	33.9	—	—	—
Mexico	7.9	8.1	13.4	—	—	—	—	—	—
Other	9.4	9.7	9.0	18.1	17.1	15.2	1.1	0.8	0.8

Totals	$1,043.4	1,019.8	1,106.8	$328.8	334.6	317.5	$345.4	323.1	287.2

MAJOR CUSTOMER:  For the years ended December 31, 2010, 2009 and 2008, the Company had one major customer which accounted for approximately $221.0 million, or 12.9%, $217.7 million, or 12.0%, and $220.3 million, or 11.4%, respectively, of total revenues. Revenues from the major customer for the years ended December 31, 2010, 2009 and 2008, respectively, are primarily attributable to the North America Services segment and the Merchant Services segment.

NOTE 23	Supplemental Cash Flow Information

Nonvested Share Awards

The Company issued shares of TSYS common stock to certain key employees and non-management members of its Board of Directors under nonvested stock bonus awards for services to be provided in the future by such officers, directors and employees. Refer to Note 16 for more information on nonvested share awards.

Equipment and Software Acquired Under Capital Lease Obligations

The Company acquired computer equipment and software under capital lease in the amount of $14.9 million, $6.7 million and $18.1 million in 2010, 2009 and 2008, respectively.

NOTE 24	Acquisitions

TSYS Merchant Solutions

On March 1, 2010, TSYS announced the signing of an Investment Agreement with FNBO to form a new joint venture company, FNMS.

FNMS offers transaction processing, merchant support and underwriting, and business and value-added services, as well as Visa- and MasterCard-branded prepaid cards for businesses of any size.

Under the terms of the Investment Agreement, TSYS acquired 51 percent ownership of FNMS Holding, LLC (“FNMS Holding”), which owns 100 percent of FNMS, for approximately $150.5 million, while FNBO owns the remaining 49 percent. The transaction closed on April 1, 2010.

The goodwill amount of $155.5 million arising from the acquisition consists largely of economies of scale expected to be realized from combining the operations of TSYS and TMS. TMS is included within the Merchant Services segment, and as such, all of the goodwill was assigned to that segment. The goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for TMS and the amounts of the assets acquired and liabilities assumed recognized on April 1, 2010 (the acquisition date), as well as the fair value at the acquisition date of the noncontrolling interest in TMS. TSYS assumed no liabilities in connection with the acquisition.

(in thousands)

Consideration:
Cash	$150,450
Equity instruments	—
Contingent consideration arrangement	—

Fair value of total consideration transferred	150,450
Fair value of TSYS’ equity interest in TMS held before the business combination	—

$150,450

Acquisition-related costs (included in selling, general, and administrative expenses in TSYS’ income statement for the twelve months ended December 31, 2010)	$4,130

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$1,919
Property and equipment	1,788
Software	243
Identifiable intangible assets	100,800
Other assets	1,204
Financial liabilities	—
Liability arising from a contingency	—

Total identifiable net assets	105,954
Noncontrolling interest in TMS	(111,000)
Goodwill	155,496

$150,450

The Investment Agreement includes a contingent right of TSYS to receive a return of consideration paid (“contingently returnable consideration”) if certain specified major customer contracts are terminated or modified prior to the first anniversary of the closing. Contingently returnable consideration is recognized as an asset and measured at fair value. Based upon the probability of outcomes, TSYS determined the fair value of the contingently returnable consideration would approximate zero. The maximum amount of contingently returnable consideration is not significant.

The fair value of the acquired identifiable intangible assets of $100.8 million was estimated using the income approach (discounted cash flow and relief from royalty methods) and cost approach. At the time of the acquisition, TSYS had identified certain intangible assets that are expected to generate future earnings for the Company: customer-related intangible assets (such as customer lists), contract-based intangible assets (such as referral agreements), technology, and trademarks. The useful lives of the identified intangible assets were primarily determined by forecasted cash flows, which include estimates for certain assumptions such as revenues, expenses, attrition rates, and royalty rates. The useful lives of these identified assets ranged from 3 to 10 years and are being amortized on a straight-line basis based upon their estimated pattern of economic benefit.

This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. Key assumptions include (a) cash flow projections based on market participant and internal data, (b) a discount rate range of 4 percent to 14 percent, (c) a royalty rate range of 1.5 percent to 7 percent, (d) an attrition rate range of 10 percent to 30 percent, and (e) an effective tax rate of approximately 36 percent.

The fair value of the noncontrolling interest in TMS, owned by a private company, was estimated by applying the income and market approaches. In particular, a discounted cash flow method, a guideline companies method, and a recent equity transaction were employed. This fair value measurement is based on significant inputs that are both observable (Level 2) and non-observable (Level 3) in the market as defined in ASC 820. Key assumptions include (a) cash flow projections based on market participant data and developed by Company management, (b) a discount rate range of 12 percent to 14 percent, (c) a terminal value based on long-term sustainable growth rates ranging between 3 percent and 5 percent, (d) an effective tax rate of approximately 36 percent, (e) financial multiples of companies deemed to be similar to TMS, and (f) adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in TMS.

Since the acquisition of TMS, TSYS has included approximately $97.7 million in revenues associated with TMS for the year ended December 31, 2010, respectively. For the year ended December 31, 2010, TSYS has included approximately $5.6 million in income netted against acquisition related costs associated with TMS.

The amounts of TMS revenue and earnings included in TSYS’ consolidated income statement for the year ended December 31, 2010, and the pro forma revenue and earnings of the combined entity had the acquisition date been January 1, 2010, or January 1, 2009, are:

		Net Income	Basic EPS	Diluted EPS
		Attributable	Attributable	Attributable
		to TSYS	to TSYS	to TSYS
		Common	Common	Common
(in thousands)	Revenue	Shareholders	Shareholders	Shareholders

Actual from 1/1/2010-12/31/2010	$1,717,577	$193,947	$0.99	$0.99
Actual from 1/1/2009-12/31/2009	1,677,483	215,213	1.09	1.09
Supplemental pro forma for 1/1/2010-12/31/2010	1,746,617	198,149	1.01	1.01
Supplemental pro forma for 1/1/2009-12/31/2009	1,794,195	221,171	1.12	1.12

On January 4, 2011, TSYS announced that, on January 1, 2011, it acquired the remaining 49 percent of FNMS and is rebranding it as TMS.

Infonox on the Web

The Company acquired Infonox on November 4, 2008 for approximately $50.6 million, with contingent payments over the next three years of up to $25 million based on performance. Infonox provides payment products on self-service and full-service transaction touch points in the gaming, banking and retail markets. The company delivers, manages, operates and supports services for several large publicly traded companies. The acquisition added new payment technology and acceptance capabilities. Infonox is based in Sunnyvale, California, with an office in Pune, India.

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

In July 2007, Synovus Financial Corp’s (Synovus’) Board of Directors appointed a special committee of independent directors to make a recommendation with respect to whether to distribute Synovus’ ownership interest in TSYS to Synovus’ shareholders. As a result, the TSYS Board of Directors formed a special committee of independent TSYS directors to consider the terms of any proposed spin-off by Synovus of its ownership interest in TSYS, including the size of the pre-spin cash dividend.

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

The spin-off was completed on December 31, 2007. TSYS incurred expenses in 2008 associated with advisory and legal services in connection with the spin-off assessment. TSYS also incurred expenses in 2008 for the incremental fair value associated with converting Synovus stock options held by TSYS employees to TSYS options.

NOTE 26	Collaborative Arrangement

In January 2009, TSYS adopted the authoritative guidance under ASC 808, “Collaborative.” The guidance under ASC 808 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods for all collaborative arrangements existing as of the effective date.

TSYS has a 45% ownership interest in an enterprise jointly owned with two other entities which operates aircraft for the owners’ internal use. The arrangement allows each entity access to the aircraft and each entity pays for its usage of the aircraft. Each quarter, the net operating results of the enterprise are shared among the owners based on their respective ownership percentage.

TSYS records its usage of the aircraft and its share of net operating results of the enterprise in selling, general and administrative expenses.

NOTE 27	Earnings Per Share

The following table illustrates basic and diluted EPS under the guidance of ASC 260:

	December 31, 2010		December 31, 2009		December 31, 2008
	Common	Participating	Common	Participating	Common	Participating
(in thousands, except per share data)	Stock	Securities	Stock	Securities	Stock	Securities

Basic EPS:
Net income	$193,947		215,213		250,100
Less income allocated to nonvested awards	(959)	959	(1,644)	1,644	(2,069)	2,069

Net income allocated to common stock for EPS calculation(a)	$192,988	959	213,569	1,644	248,031	2,069

Average common shares outstanding(b)	195,378	975	195,623	1,511	196,106	1,640

Basic EPS(a)/(b)	$0.99	0.98	1.09	1.09	1.26	1.26

Diluted EPS:
Net income	$193,947		215,213		250,100
Less income allocated to nonvested awards	(959)	959	(1,644)	1,644	(2,069)	2,069

Net income allocated to common stock for EPS calculation(c)	$192,988	959	213,569	1,644	248,031	2,069

Average common shares outstanding	195,378	975	195,623	1,511	196,106	1,640
Increase due to assumed issuance of shares related to common equivalent shares outstanding	193		63		20

Average common and common equivalent shares outstanding(d)	195,571	975	195,686	1,511	196,126	1,640

Diluted EPS(c)/(d)	$0.99	0.98	1.09	1.09	1.26	1.26

The diluted EPS calculation excludes stock options and nonvested awards that are convertible into 9.0 million common shares for the year ended December 31, 2010, and excludes 7.0 million and 5.6 million common shares for the years ended December 31, 2009 and 2008, respectively, because their inclusion would have been anti-dilutive.

NOTE 28	Subsequent Event

On January 4, 2011, TSYS announced it had acquired the remaining 49-percent interest in FNMS, effective January 1, 2011, from FNBO. The company is being rebranded as TMS.

The Company acquired the remaining 49-percent for a net consideration of approximately $174.1 million. The Company acquired the remaining 49-percent for a net consideration of approximately $174.1 million. In connection with the acquisition, TSYS is relinquishing its right to certain trademarks associated with the TMS acquisition on April 1, 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows, and equity and comprehensive income for each of the years in the three-year period ended December 31, 2010. We also have audited Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Company management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests as of January 1, 2009 (note 1) and earnings per share as of January 1, 2009 (notes 1 and 27).

Atlanta, Georgia
February 25, 2011

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework.

Based on our assessment management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

KPMG LLP, the independent registered public accounting firm who audited the Company’s consolidated financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2010 that appears on the proceeding page.

Philip W. Tomlinson Chairman of the Board & Chief Executive Officer	James B. Lipham Senior Executive Vice President & Chief Financial Officer

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 23, 2011, there were 28,847 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $0.07 per share was declared on November 16, 2010, and was paid January 3, 2011, to shareholders of record on December 16, 2010. Total dividends declared in 2010 and in 2009 amounted to $54.9 million and $55.3 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2010 and 2009.

		First	Second	Third	Fourth
(in thousands, except per share data)		Quarter	Quarter	Quarter	Quarter

2010	Revenues	$413,464	430,886	433,236	439,991
	Operating income	79,713	79,828	78,914	70,974
	Net income attributable to TSYS common shareholders	51,328	49,702	45,743	47,173
	Basic earnings per share attributable to TSYS common shareholders	0.26	0.25	0.23	0.24
	Diluted earnings per share attributable to TSYS common shareholders	0.26	0.25	0.23	0.24
	Cash dividends declared	0.07	0.07	0.07	0.07
	Stock prices:
	High	17.75	16.99	15.74	16.10
	Low	14.11	13.52	13.41	14.97
	Close	15.66	13.60	15.24	15.38

2009	Revenues	$406,795	409,242	428,917	432,529
	Operating income	78,771	83,054	88,294	93,908
	Net income attributable to TSYS common shareholders	46,526	53,447	55,026	60,214
	Basic earnings per share attributable to TSYS common shareholders	0.24	0.27	0.28	0.31
	Diluted earnings per share attributable to TSYS common shareholders	0.24	0.27	0.28	0.31
	Cash dividends declared	0.07	0.07	0.07	0.07
	Stock prices:
	High	15.07	14.79	16.43	17.71
	Low	11.33	12.20	12.61	14.76
	Close	13.81	13.39	16.11	17.27

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor’s 500 Index and the Standard & Poor’s Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2005 and reinvestment of all dividends).

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG TSYS, THE S&P 500 INDEX
AND THE S&P SYSTEMS SOFTWARE INDEX

	2005	2006	2007	2008	2009	2010
TSYS	$100	$135	$162	$82	$103	$94
S&P 500	$100	$116	$122	$77	$97	$112
S&P SS	$100	$118	$142	$88	$134	$140