Form 10-K, Exhibit 13
period 2011-12-31
TOTAL SYSTEM SERVICES INC
filed 2012-02-24
CIK 721683

Exhibit 13.1

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Financial Review sections of the Annual Report. The historical trends in TSYS’ results of operations and financial position over the last five years are presented below.

	Years Ended December 31,
(in thousands, except per share data)	2011	2010	2009	2008	2007
Income Statement Data:
Total revenues	$1,808,966	1,717,577	1,677,483	1,711,534	1,651,981

Operating income	$322,456	309,429	344,026	371,122	351,437

Income from continuing operations, net of tax	$222,662	208,866	225,720	253,085	239,315
(Loss) income from discontinued operations, net of tax	—	(3,245)	(6,544)	(1,409)	104

Net income	222,662	205,621	219,176	251,676	239,419
Net income attributable to noncontrolling interests	(2,103)	(11,674)	(3,963)	(1,576)	(1,976)

Net income attributable to TSYS common shareholders	$220,559	193,947	215,213	250,100	237,443

Basic earnings per share (EPS)* attributable to TSYS common shareholders:
Income from continuing operations	$1.15	1.00	1.12	1.27	1.20
(Loss) income from discontinued operations	—	(0.02)	(0.03)	(0.01)	0.00

Net income	$1.15	0.99	1.09	1.26	1.20

Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$1.15	1.00	1.12	1.27	1.20
(Loss) income from discontinued operations	—	(0.02)	(0.03)	(0.01)	0.00

Net income	$1.15	0.99	1.09	1.26	1.20

Cash dividends declared per share	$0.31	0.28	0.28	0.28	3.31

	At December 31,
(in thousands)	2011	2010	2009	2008	2007
Balance Sheet Data:
Total assets	$1,858,392	1,952,261	1,710,954	1,550,024	1,479,081
Obligations under long-term debt and capital leases, excluding current portion	63,593	225,276	205,123	209,871	3,687

*	Note: Basic and diluted EPS amounts for continuing operations and net income do not total due to rounding.

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

On May 2, 2011, TSYS completed its acquisition of all of the outstanding common stock of TermNet Merchant Services, Inc. (TermNet), an Atlanta-based merchant acquirer, for $42 million in cash. TermNet provides merchant services to qualified merchants serving a diverse base of over 18,000 merchants. The acquisition of TermNet expands the Company’s presence in the merchant acquiring industry. The results of operations for TermNet have been included in the Company’s results beginning May 2, 2011, and are included in the Merchant Services segment.

On March 1, 2010, TSYS announced the signing of an Investment Agreement with First National Bank of Omaha (FNBO) to form a new joint venture company, First National Merchant Solutions, LLC (FNMS), of which TSYS would own 51%. FNMS offers transaction processing, merchant support and underwriting, and value-added services, as well as Visa- and MasterCard-branded prepaid cards for businesses of any size. FNMS is included in the Merchant Services segment. The effective date of the acquisition was April 1, 2010. On January 4, 2011, TSYS announced it had acquired, effective January 1, 2011, the remaining 49% interest in FNMS, from FNBO. The company has been rebranded as TSYS Merchant Solutions (TMS).

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

Economic Conditions

General economic conditions in the U.S. and other areas of the world dramatically weakened during most of 2009 but showed improvement during 2010 and 2011. Many of TSYS’ businesses rely in part on the number of consumer credit transactions which have been reduced by a weakened U.S. and world economy and difficult credit markets.

General reduction in consumer credit card spending negatively impacted the Company’s revenues during 2009. Also as a result of the current economic conditions in the U.S., credit card issuers have been reducing credit limits and closing accounts and are more selective with respect to whom they issue credit cards. Beginning in 2010, improving economic conditions led card issuers to increase card solicitations. Continued improvement of economic conditions in the U.S. could positively impact future revenues and profits of the Company.

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

The Financial Reform Act, which includes the Durbin Amendment to the Electronic Funds Transfer Act, mandates that the Federal Reserve Board limit debit card interchange fees. Final rules were issued in June 2011. The final rules cap interchange fees for debit transactions at $0.21 plus five basis points of the transaction and required that the amount of any debit interchange transaction fee charged be reasonable and proportional to the costs incurred in connection with the transaction.

Although this legislative action by the U.S. Congress had been anticipated for some time, it remains impossible to predict the impact, if any, that the law and the regulations to be promulgated thereunder may have on the Company’s operations or its financial condition in the future. However, as TSYS’ business is predominately credit card related, the Durbin Amendment is not expected to have a significant negative impact upon TSYS’ business.

Financial Review

This Financial Review provides a discussion of critical accounting policies and estimates, related party transactions and off-balance sheet arrangements. This Financial Review also discusses the results of operations, financial position, liquidity, and capital resources of TSYS and outlines the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. The accompanying Consolidated Financial Statements and related Notes are an integral part of this Financial Review and should be read in conjunction with it.

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

A summary of the Company’s critical accounting estimates applicable to all three reportable operating segments follows:

Allowance for Doubtful Accounts and Billing Adjustments

The Company estimates the allowances for doubtful accounts. When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior experience with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company’s large clients could have a material adverse effect on collectability of receivables and thus the adequacy of the allowance for doubtful accounts. If the actual collectability of clients’ accounts is not consistent with the Company’s estimates, bad debt expense, which is recorded in selling, general and administrative expenses, may be materially different than was initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

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

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, or diminished prospects for current clients. Note 9 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company’s Consolidated Balance Sheet as of December 31, 2011 was $163.0 million.

Software Development Costs

In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management. The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product, which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. If the actual cash flows are not consistent with the Company’s estimates, a material write-off may result and net income may be materially different than was initially recorded. Assumptions and estimates about future cash flows and remaining useful lives of our software are complex and subjective. They can be affected by a variety of factors, including industry and economic trends, changes in our business strategy, and changes in our internal forecasts. Note 8 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company’s Consolidated Balance Sheet as of December 31, 2011 was $74.7 million.

Acquisitions — Purchase Price Allocation

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

Goodwill

In evaluating for impairment, discounted net cash flows for future periods are estimated by management. In accordance with the provisions of ASC 350, “Intangibles — Goodwill and Other,” goodwill is required to be tested for impairment at least annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 10 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company’s Consolidated Balance Sheet as of December 31, 2011 was $355.5 million.

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

Revenue Recognition

Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. In situations where contractual provisions are such that the fees are not fixed or determinable, the Company recognizes revenue net of an allowance for refunds, processing errors or penalties, or other related customer credits based on historical experience. When a sale involves multiple deliverables, the deliverables in the arrangement are evaluated to determine the units of accounting and the entire fee from the arrangement is allocated to each unit of accounting based on the relative selling price of the underlying deliverables. Revenue is recognized when the revenue recognition criteria for each unit of accounting have been met.

Revenue recognition is affected by our determination of the number of deliverables in an arrangement, whether those deliverables may be separated into separate units of accounting, and our valuation of each unit of accounting which affects the amount of revenue allocated to each unit. Pursuant to Accounting Standards Codification (ASC) 605, Revenue Recognition, we use vendor-specific objective evidence of selling price (VSOE) when it exists to determine the amount of revenue to allocate to each unit of accounting. The Company establishes VSOE of selling price using the priced charged when the same service is sold separately. In certain situations, the Company does not have sufficient VSOE. In these situations, we considered whether sufficient third party evidence (TPE) of selling price existed for the Company’s services. However, the Company typically is not able to determine TPE and has not used this measure of selling price due to the unique and proprietary nature of some of its services and the inability to reliably verify relevant standalone competitor prices. When there is insufficient evidence of VSOE and TPE, we have made our best estimate of the standalone selling price (ESP) of that service for purposes of allocating revenue to each unit of accounting. When determining ESP, we use limited standalone sales data that do not meet the Company’s criteria to establish VSOE, management pricing strategies, residual selling price data when VSOE exists for a group of elements, and margin objectives. Consideration is also given to geographies in which the services are sold or delivered, customer classifications, and market conditions including competitor pricing strategies and benchmarking studies.

As our business and service offerings change in the future, our determination of the number of deliverables in an arrangement and related units of accounting and our future pricing practices may result in changes in our estimates of VSOE and ESP, which may change the ratio of fees allocated to each service or unit of accounting in a given customer arrangement. There were no material changes in revenue recognition in the year ended December 31, 2011 due to any potential changes in our determination of the number of deliverables in an arrangement, units of accounting, or estimates of VSOE or ESP, nor do we expect a material impact to revenue in the year ended December 31, 2012 due to changes in these judgments and estimates.

Reserve for Merchant Losses

The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TMS must do so. TMS also bears the risk of reject losses arising from the fact that TMS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TMS may be unable to collect such fees. TMS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a reserve against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss reserve was established using historical loss rates, applied to recent bankcard processing volume. At December 31, 2011, the Company had a merchant loss reserve in the amount of $397,000.

Transaction Processing Provisions

The Company records estimates to accrue for contract contingencies (performance penalties) and processing errors. A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When estimating these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones, and known processing errors not covered by insurance. If the actual performance penalties incurred are not consistent with the Company’s estimates, performance penalties and processing errors, which is recorded in cost of services, may be materially different than was initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

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

CONTRACTUAL OBLIGATIONS:    The total liability for uncertain tax positions under ASC 740, “Income Taxes,” at December 31, 2011 is $5.7 million. Refer to Note 20 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next year.

Recent Accounting Pronouncements

ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income” in Accounting Standards Update No. 2011-05

In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income” in Accounting Standards Update No. 2011-05, which defers the requirement under ASU 2011-05, “Presentation of Comprehensive Income,” to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income (for both interim and annual financial statements). All other requirements in ASU 2011-05 are not affected by this update. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

ASU 2011-08, “Testing Goodwill for Impairment”

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment,” which amends ASC Topic 350, “Intangibles – Goodwill and Other.” ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption is permitted. The Company has determined the impact of adopting ASU 2011-08 on its financial position, results of operations and cash flows to be immaterial.

ASU 2011-05, “Presentation of Comprehensive Income”

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” ASU 2011-05 amends ASC Topic 220, “Comprehensive Income,” and eliminates the option in US GAAP to present other comprehensive income in the statement of changes in equity. An entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. It is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company has determined the impact of adopting ASU 2011-05 on its financial position, results of operations and cash flows to be immaterial.

ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S.GAAP and IFRSs”

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs,” to converge fair value measurement and disclosure guidance in US GAAP with the guidance in the International Accounting Standards Board’s (“IASB”) concurrently issued IFRS 13, Fair Value Measurement. It is prospectively effective for interim and annual periods beginning after December 15, 2011, and early adoption is not permitted. The Company has determined the impact of adopting ASU 2011-04 on its financial position, results of operations and cash flows to be immaterial.

ASU 2009-13, “Multiple-Deliverable Revenue Arrangement,”

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements,” an update to ASC Topic 605, “Revenue Recognition,” and formerly known as EITF 08-1, “Revenue Arrangements with Multiple Deliverables.” ASU 2009-13 amends ASC 650-25 to revise the guidance for determining whether multiple deliverables in an arrangement can be separated for revenue recognition and how the consideration should be allocated. It eliminates the use of the residual method of revenue recognition and the requirement that all undelivered elements have vendor-specific objective evidence (VSOE) or third-party evidence (TPE) of fair value before an entity can separate its deliverables for revenue recognition. The revised guidance requires the allocation of vendor consideration to each deliverable using the relative selling price method. The selling price for each deliverable is based on VSOE if available, TPE if VSOE is not available, or best estimated selling price (ESP) if neither VSOE nor TPE is available. Effective January 1, 2011, the Company adopted the provisions of ASU 2009-13 on a prospective basis for all new and materially modified arrangements.

The Company’s North America and International Services revenues are derived from long-term payment processing contracts with financial and nonfinancial institutions and are generally recognized as the services are performed. Payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums, penalties for early termination, and service level agreements which may impact contractual fees if certain service levels are not achieved. Revenue is recognized as the services are performed, primarily on a per unit basis. Processing contracts generally range from three to ten years in length and provide for penalties for early termination. When providing payment processing services, the Company frequently enters into customer arrangements to provide multiple services that may also include conversion or implementation services, business process outsourcing services such as call center services, web-based services, and other payment processing-related services. Revenue for these services is generally recognized as they are performed on a per unit basis each month or ratably over the term of the contract.

The Company’s Merchant Services revenues are derived from long-term processing contracts with large financial institutions, other merchant acquirers and merchant organizations which generally range from three to eight years and provide for penalties for early termination. Merchant services revenue is generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal services. Revenue is recognized for merchant services as those services are performed, primarily on a per unit basis. When providing merchant processing services, the Company frequently enters into customer arrangements to provide multiple services that may also include conversion or implementation services, business process outsourcing services such as call center services, terminal services, and other merchant processing-related services. Revenue for these services is generally recognized as they are performed on a per unit basis each month or ratably over the term of the contract.

The Company recognizes revenues in accordance with the provisions of Staff Accounting Bulletin (“SAB”) No. 104. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. The Company accrues for rights of refund, processing errors or penalties, or other related allowances based on historical experience. In many situations, the Company enters into arrangements with customers to provide conversion or implementation services in addition to processing services where the conversion or implementation services do not have standalone value. In these situations, the deliverables do not meet the criteria of ASC 605-25 for separation and the deliverables are combined as a single unit of accounting for revenue recognition. For these arrangements, conversion or implementation services revenue is recognized as the related processing services are performed, and revenue continues to be recognized in a single unit of accounting upon adoption of ASU 2009-13 in 2011.

The Company’s other services generally have standalone value and constitute separate units of accounting for revenue recognition purposes. However, customer arrangements entered into prior to January 1, 2011 often included services for which sufficient objective and reliable evidence of fair value did not exist. In certain situations, sufficient objective and reliable evidence of fair value did not exist for multiple undelivered services, and the deliverables were combined and recognized as a single unit of accounting based on the proportional performance for the combined unit. Beginning on January 1, 2011, services in new or materially modified arrangements of this nature are now divided into separate units of accounting and revenue is allocated to each unit based on the relative selling price method. As the services in these arrangements are generally delivered over the same term with consistent patterns of performance, there is no change in the timing or pattern of revenue recognition upon adoption of ASU 2009-13, and it is not expected to have a material effect on revenue recognition for these arrangements in future periods.

In certain situations, VSOE existed for all but one of the shorter services (for which standalone value existed), and the Company allocated revenue to each of the deliverables under the residual method of accounting whereby the difference between the total arrangement consideration and VSOE for the undelivered services was allocated to the other service. While there is no change in the units of accounting for these arrangements, beginning on January 1, 2011, revenue for services in new or materially modified arrangements of this nature will be allocated based on the relative selling price method. The residual amount of revenue historically allocated to the shorter services in these arrangements is generally consistent with our best estimate of selling price for those services. In situations where this may not have been the case, services in these arrangements were delivered over the same term with consistent patterns of performance. Accordingly, there is no change in the pattern of revenue recognition upon adoption of ASU 2009-13, and it is not expected to have a material effect on revenue recognition for these arrangements in future periods.

In many situations, VSOE exists for the Company’s payment processing services and certain other processing-related services. The Company establishes VSOE of selling price using the priced charged when the same service is sold separately. In certain situations, the Company does not have sufficient VSOE based on its related accounting policy due to limited standalone sales of certain services for a particular group of customers, limited sales history for certain services, and/or disparity in pricing for a given service. In these situations, we considered whether sufficient TPE of selling price existed for the Company’s services. TPE is established by evaluating similar or interchangeable competitor products or services in standalone sale to similarly situated customers. The Company typically is not able to determine TPE and has not used this measure of selling price due to the unique and proprietary nature of some of its services and the inability to reliably verify relevant standalone competitor prices. ESP has been established in these situations using limited standalone sales that do not meet the Company’s criteria to establish VSOE, management pricing strategies, residual selling price data when VSOE exists for a group of elements, and margin objectives. Consideration is also given to geographies in which the services are sold or delivered, customer classifications, and market conditions including competitor pricing strategies and benchmarking studies.

The Company’s multiple element arrangements may include one or more elements that are subject to other topics including software revenue recognition and leasing guidance. The consideration for these multiple element arrangements is allocated to each group of deliverables – those subject to ASC 605-25 and those subject to other topics based on the revised guidance in ASC 2009-13. Arrangement revenue for each group of deliverables is then further separated, allocated, and recognized based on applicable guidance.

The Company regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the year and the Company does not expect a material impact from changes in selling price in the foreseeable future.

If the Company were to apply the new revenue recognition guidance as if it had early adopted the guidance for the year ended December 31, 2010, there would have been no material impact to revenue in the earlier period. As previously disclosed, there were changes to the units of accounting and changes in the way arrangement consideration is allocated for certain types of the Company’s arrangements; however, the adoption of ASU 2009-13 did not have a material impact on revenue for the year ended December 31, 2011 when compared to the revenue that would have been recognized under the guidance in effect prior to adoption of ASU 2009-13. The impact of adopting this guidance in future periods will depend on the nature of the Company’s customer arrangements in those periods, including the nature of products and services included in those arrangements, the magnitude of revenue associated with certain deliverables in those arrangements, and the timing of delivery of the related products or services in those arrangements, among other considerations. While the impact in future periods is dependent on these factors and future go-to-market strategies, the Company does not currently expect the adoption of this guidance to have a material impact on the timing and pattern of revenue recognition in future periods. The Company does not expect this new guidance to impact future pricing practices or go-to-market strategies.

Results of Operations

Revenues

The Company generates revenues by providing transaction processing and other payment-related services. The Company’s pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions processed or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for customers through tiered pricing of various thresholds for volume activity. TSYS’ revenues are based upon transactional information accumulated by its systems or reported by its customers. The Company’s revenues are impacted by currency translation of foreign operations, as well as doing business in the current economic environment. Of the total revenue increase of 5.3% for the year ended December 31, 2011, the Company estimates revenues increased by a net 0.3% due to foreign currency exposure and pricing, 2.5% due to the impact of acquisitions and increased 2.5% for volume changes.

TSYS’ revenues are generated primarily from charges based on the number of accounts on file (AOF), transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder AOF. Cardholder AOF include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts.

TSYS’ payment processing revenues are influenced by several factors, including volumes related to AOF and transactions. TSYS estimates that approximately 53% of total payment processing revenues is AOF and transaction volume driven, and are driven primarily from processing services. The remaining 47% of payment processing revenues are not AOF and transaction volume driven, and are derived from production and optional services TSYS considers to be value added products and services, custom programming and licensing arrangements.

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

A summary of the consolidated financial highlights for the years ended December 31, 2011, 2010 and 2009 is provided below:

	Years Ended December 31,			Percent Change
(in millions, except per share data)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Total revenues	$1,809.0	1,717.6	1,677.5	5.3%	2.4%
Operating income	322.5	309.4	344.0	4.2	(10.1)
Net income attributable to TSYS common shareholders	220.6	193.9	215.2	13.7	(9.9)
Basic EPS(1) attributable to TSYS common shareholders:
Income from continuing operations	1.15	1.00	1.12	14.4	(10.7)
Net income	1.15	0.99	1.09	16.3	(9.5)
Diluted EPS(1)attributable to TSYS common shareholders:
Income from continuing operations	1.15	1.00	1.12	14.3	(10.8)
Net income	1.15	0.99	1.09	16.2	(9.6)
Cash flows from operating activities	435.9	389.2	423.1	12.0	(8.0)
Key indicators:
AOF	404.2	342.9	344.8	17.9	(0.5)
Cardholder transactions processed	8,687.8	7,670.4	7,272.9	13.3	5.5

(1)	Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under Accounting Standards Codification (ASC) 260. Refer to Note 26 in the consolidated financial statements for more information on earnings per share.

Total revenues increased 5.3%, or $91.4 million, for the year ended December 31, 2011, compared to the year ended December 31, 2010, which increased 2.4%, or $40.1 million, compared to the year ended December 31, 2009. The increase in revenues for 2011 and 2010 include an increase of $16.8 million and $1.0 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches.

Excluding reimbursable items, revenues increased 6.8%, or $98.3 million, for the year ended December 31, 2011, compared to the year ended December 31, 2010, which increased 2.5%, or $35.1 million, compared to the year ended December 31, 2009. The Company expanded its product and service offerings through acquisitions during 2011 and 2010. The impact of these acquisitions on consolidated total revenues during the year of acquisition was $ 42.4 million and $97.7 million in 2011 and 2010, respectively.

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

In June 2009, Bank of America announced that it formed a new joint venture to provide merchant services. TSYS provides accounting, settlement, authorization and other services to Bank of America, which services accounted for approximately 4.9%, 6.0% and 5.3% of TSYS’ total revenues for 2011, 2010 and 2009, respectively.

TSYS provides a number of additional services to Bank of America, including commercial card processing, small business card processing and card production services. Approximately 44%, 46% and 40% of the total revenues derived from providing merchant services to Bank of America are attributable to reimbursable items for 2011, 2010 and 2009, respectively, which are provided at no margin.

In November 2010, TSYS and Bank of America agreed to a new agreement, during the term of which TSYS expects merchant services revenues from Bank of America to decline as Bank of America transitions its services to its new joint venture.

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

This segment has many long-term customer contracts with card issuers providing account processing and output services for printing and embossing items. These contracts generally require advance notice prior to the end of the contract if a client chooses not to renew. Additionally, some contracts may allow for early termination upon the occurrence of certain events such as a change in control. The termination fees paid upon the occurrence of such events are designed primarily to cover balance sheet exposure related to items such as capitalized conversion costs or client incentives associated with the contract and, in some cases, may cover a portion of lost future revenue and profit. Although these contracts may be terminated upon certain occurrences, the contracts provide the segment with a steady revenue stream since the vast majority of the contracts are honored through the contracted expiration date.

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

This segment has two major customers. Below is a summary of the North America Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Total revenues	$954.6	956.5	1,048.9	(0.2)%	(8.8)%
External revenues	930.7	927.6	1,016.3	0.3	(8.7)
Reimbursable items	145.5	147.5	168.3	(1.4)	(12.3)
Operating income*	253.8	245.0	285.4	3.6	(14.2)
Operating margin*	26.6%	25.6%	27.2%
Key indicators:
AOF	351.4	296.7	305.2	18.5	(2.8)
Transactions	7,261.2	6,410.6	6,136.9	13.3	4.5

*	Note: Segment operating results do not include expenses associated with Corporate Administration. Refer to Note 22 for more information on operating segments.

The $3.1 million increase in segment external revenues for 2011, as compared to 2010, is attributable to a $1.6 million decrease in reimbursable items due to lost business and a $55.9 million decrease related to client deconversion, price reductions and termination fees. This decrease was offset by a $60.6 million increase in new business and internal growth. The $88.7 million decrease in segment external total revenues in 2010 as compared to 2009 is attributable to $20.0 million decrease in reimbursable items due to lost business, $97.1 million related to client deconversions and price compression. This decrease was partially offset by $28.4 million in new business and internal growth.

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

This segment has many long-term customer contracts with card issuers providing account processing and output services for printing and embossing items. These contracts generally require advance notice prior to the end of the contract if a client chooses not to renew. Additionally, some contracts may allow for early termination upon the occurrence of certain

`events such as a change in control. The termination fees paid upon the occurrence of such events are designed primarily to cover balance sheet exposure related to items such as capitalized conversion costs or client incentives associated with the contract and, in some cases, may cover a portion of lost future revenue and profit. Although these contracts may be terminated upon certain occurrences, the contracts provide the segment with a steady revenue stream since a vast majority of the contracts are honored through the contracted expiration date.

This segment has one major customer.

Below is a summary of the International Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Total revenues	$394.8	335.0	337.8	17.9%	(0.8)%
External revenue	390.9	332.2	335.6	17.7	(1.0)
Reimbursable items	14.7	13.1	15.1	10.7	(13.0)
Operating income*	41.4	42.7	57.7	(3.0)	(26.0)
Operating margin*	10.5%	12.7%	17.1%
Key indicators:
AOF	52.8	46.3	39.5	14.0	17.1
Transactions	1,426.6	1,259.9	1,136.0	13.3	10.9

*	Note: Segment operating results do not include expenses associated with Corporate Administration. Refer to Note 22 for more information on operating segments.

The $58.7 million increase in segment external revenues for 2011, as compared to 2010, is attributable to a $42.1 million increase in new business and organic growth and a $16.8 million increase related to the impact of foreign currency translation, which is partially offset by lost business. The decrease in segment external total revenues for 2010, as compared to 2009, is driven by $19.8 million of lost business and price compression, partially offset by $26.2 million of new business and organic growth and $1.1 million increase related to the impact of foreign currency translation. The segment revenues for 2009 also included a deconversion fee received from a client for the discontinuance of an account portfolio.

TSYS will be terminating its Japan Gift Card program in June 2012 due to negative future cash flows resulting from the loss of two of its major customers. The program’s negative future cash flows indicate that the carrying value of its assets will not be recovered. As a result, a provision for the program’s future losses was made and its assets were written down to zero.

Movements in foreign currency exchange rates as compared to the U.S. dollar can result in foreign denominated financial statements being translated into fewer U.S. dollars, which impact the comparison to prior periods when the U.S. dollar was weaker. For 2012, TSYS does not expect any significant movements from the rates that existed at December 31, 2011.

On March 11, 2011, an earthquake struck off the northeast coast of Japan, triggering a tsunami. TSYS’ operations in Japan were not directly impacted by the natural disaster.

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

With the acquisitions of TMS and TermNet, the Company has expanded its service offerings to include merchant support and underwriting, and business and value-added services, as well as Visa- and Mastercard-branded prepaid cards for businesses of any size. Ranked as the 10th-largest merchant acquirer in the United States by dollar volume (The Nilson Report, March 2011), TMS has a 57-year history in the acquiring industry with more than 300,000 merchant outlets in its diverse portfolio.

This segment has one major customer.

Below is a summary of the Merchant Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Total revenues	$488.0	458.9	327.1	6.3%	40.3%
External revenue	487.4	457.8	325.6	6.5	40.6
Reimbursable items	114.8	121.7	94.8	(5.7)	28.4
Operating income*	113.0	102.4	71.4	10.3	43.4
Operating margin*	23.2%	22.3%	21.8%
Key indicator:
Point-of-sale transactions	4,955.5	5,315.4	5,194.4	(6.8)	2.3

*	Note: Segment operating results do not include expenses associated with Corporate Administration. Refer to Note 22 for more information on operating segments.

The $29.6 million increase in segment external revenues for 2011, as compared to 2010, is attributable to a $42.4 million increase for acquisitions offset by lower volume, the impact of the Durbin amendment, deconversions, and price compression. The $132.2 million increase in segment external total revenues for 2010, as compared to 2009, is the result of $17.9 million of organic growth and $91.8 million net increase for acquisitions, and was partially offset by price compression and deconversions.

The Merchant Services segment results are driven by the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions at the end of the day. This segment’s authorization and capture transactions are primarily through dial-up or Internet connectivity. With the acquisition of TMS, dollar sales volume also drives the Merchant Services segment’s results.

Operating Expenses

The changes in cost of services, and selling, general and administrative expenses for the years ended December 31, 2011 and 2010 include an increase of $16.2 million and $1.6 million, respectively, related to the effects of currency translation of the Company’s foreign based subsidiaries and branches. The impact of acquisitions on consolidated total expenses was $39.1 million in 2011. The impact of acquisitions on consolidated total expenses was $83.1 million in 2010, including $4.1 million of professional and legal fees associated with the acquisition of TMS.

In February 2010, the Company reduced its overall workforce by approximately 5%, primarily from the U.S., through a targeted workforce reduction and attrition. Some positions were eliminated and some employees were terminated with severance.

Federal legislation was recently enacted which makes extensive changes to the current system of health care insurance and benefits. The Company has reviewed the legislation and, based upon information available, estimates the impact of the legislation on 2011 was approximately $1.4 million.

Nonoperating Income (Expense)

Nonoperating income (expense) consists of interest income, interest expense and gains and losses on currency translations. Nonoperating income decreased in 2011 as compared to 2010, and increased in 2010 as compared to 2009.

Interest income for 2011 was $620,000, a 2.8% decrease compared to $638,000 in 2010, which was a 65.7% decrease compared to $1.9 million in 2009. The variation in interest income is primarily attributable to changes in short-term interest rates in 2010 and 2009 and the amount of cash available for investments.

Interest expense for 2011 was $3.2 million, an increase of $348,000 compared to $2.9 million in 2010, which was a decrease of $1.2 million compared to $4.1 million in 2009. The increase in interest expense in 2011 compared to 2010 is attributable to additional debt borrowings during the fourth quarter of 2010. The decrease in interest expense in 2010 compared to 2009 is attributable to the changes in interest rates.

For the years ended December 31, 2011, 2010 and 2009, the Company recorded a translation loss of approximately $3.1 million, $162,000 and $2.6 million, respectively, related to intercompany loans and foreign denominated cash and accounts receivable balances.

Income Taxes

Income tax expense was $102.6 million, $106.1 million, and $121.9 million in 2011, 2010 and 2009, respectively, representing effective income tax rates of 31.6%, 34.9%, and 35.4%, respectively. The calculation of the effective tax rate excludes noncontrolling interest in consolidated subsidiaries’ net income and includes equity in income of equity investments in pretax income.

During 2011, the Company generated foreign net operating loss benefits and state tax credits in excess of its utilization capacity based on both the Company’s current operations and with consideration of future tax planning strategies. Based upon these same considerations, the Company reassessed its need for valuation allowances in other foreign jurisdictions. Accordingly, the Company experienced a net increase in its valuation allowance for deferred income tax assets of $3.8 million.

TSYS has adopted the permanent reinvestment exception under ASC 740, “Income Taxes,” with respect to future earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested. No provision for U.S. federal and state incomes taxes has been made in our consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $51.2 million at December 31, 2011. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

In 2011, TSYS reassessed its contingencies for foreign, federal and state exposures, which resulted in a net increase in tax contingency amounts of approximately $1.2 million.

Equity in Income of Equity Investments

TSYS’ share of income from its equity in equity investments was $8.7 million, $7.1 million, and $7.0 million for 2011, 2010 and 2009, respectively. Refer to Note 11 in the consolidated financial statements for more information on equity investments.

Loss from Discontinued Operations, net of tax

Loss from discontinued operations, net of tax contains the operating results of TSYS Total Debt Management Inc. (TDM) and TSYS POS Systems and Services, LLC (TPOS) and the loss on the sale of both subsidiaries. Refer to Note 2 in the consolidated financial statements for more information on discontinued operations.

Net Income

Net income increased 8.3% to $222.7 million in 2011, compared to 2010. In 2010, net income decreased

6.2% to $205.6 million, compared to $219.2 million in 2009.

Net income attributable to TSYS common shareholders increased 13.7% to $220.6 million (basic and diluted EPS of $1.15) in 2011, compared to 2010. In 2010, net income attributable to TSYS common shareholders decreased 9.9% to $193.9 million (basic and diluted EPS of $0.99), compared to $215.2 million (basic and diluted EPS of $1.09) in 2009.

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

Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2011, 2010 and 2009:

	Years Ended December 31,
(in thousands)	2011	2010	2009
Operating income	$322,456	309,429	344,026

Net income	$222,662	205,621	219,176

Total revenues	$1,808,966	1,717,577	1,677,483
Less reimbursable items	268,268	275,141	270,178

Revenues before reimbursable items	$1,540,698	1,442,436	1,407,305

Operating margin (as reported)	17.8%	18.0%	20.5%

Net profit margin (as reported)	12.3%	12.0%	13.1%

Adjusted operating margin	20.9%	21.5%	24.4%

Adjusted net profit margin	14.5%	14.3%	15.6%

Projected Outlook for 2012

As compared to 2011, TSYS expects its 2012 income from continuing operations to increase by 8%-10%, its EPS from continuing operations available to TSYS common shareholders to increase by 10%-12%, its revenues before reimbursable items to increase by 2%-5% and its total revenues to increase by 0%-2%, based on the following assumptions with respect to 2012: (1) there will be no significant movements in LIBOR and TSYS will not make any significant draws on the remaining balance of its revolving credit facility; (2) there will be no significant movement in foreign currency exchange rates related to TSYS’ business; (3) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles; (4) there will be no deconversions of large clients during the year; and (5) the economy will not worsen.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2011	2010	2009
Net income	$222,662	205,621	219,176
Depreciation and amortization	169,165	163,111	156,471
Net change in current and other assets and current and other liabilities	18,682	4,520	15,489
Other noncash items and charges, net	18,975	7,745	21,346
Dividends from equity investments	6,835	6,572	4,942
Loss on disposal of subsidiary	—	1,591	5,713

Net cash provided by operating activities	$436,319	389,160	423,137

TSYS’ main source of funds is derived from operating activities, specifically net income. The increase in 2011, as compared to 2010, in net cash provided by operating activities was primarily the result of increased earnings and the net change in current and other assets and current and other liabilities. The decrease in 2010, as compared to 2009, in net cash provided by operating activities was primarily the result of decreased earnings and the net change in current and other assets and current and other liabilities.

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

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2011	2010	2009
Cash used in acquisitions and equity investments, net of cash acquired	$(47,909)	(148,531)	(294)
Additions to contract acquisition costs	(31,623)	(75,669)	(35,596)
Purchases of property and equipment, net	(26,938)	(46,547)	(34,017)
Additions to licensed computer software from vendors	(19,502)	(69,826)	(20,059)
Additions to internally developed computer software	(17,882)	(25,466)	(31,445)
Proceeds from disposition, net of expenses paid and cash disposed	4,500	4,265	1,979
Other	(2,066)	68	—

Net cash used in investing activities	$(141,420)	(361,706)	(119,432)

The major uses of cash for investing activities in 2011 were for the acquisition of all of TermNet’s outstanding stock, and additions to contract acquisition costs, equipment, licensed computer software from vendors and internally developed computer software. The main source of cash for investing activities in 2011 was cash from the sale of a trade name associated with the purchase of the remaining 49% interest in TMS. The major uses of cash for investing activities in 2010 were for the purchase of TMS, the purchase of property and equipment and additions to licensed computer software from vendors. The major uses of cash for investing activities in 2009 were for additions to contract acquisition costs, equipment, licensed computer software from vendors and internally developed software.

Property and Equipment

Capital expenditures for property and equipment were $26.9 million in 2011, compared to $46.5 million in 2010 and $34.0 million in 2009. The majority of capital expenditures in 2011, 2010 and 2009 related to investments in new computer processing hardware. The decrease in capital expenditures in 2011, as compared to 2010, is attributable to the purchase of distributed systems software from a third-party vendor in 2010.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors were $19.5 million in 2011 compared to $69.8 million in 2010 and $20.1 million in 2009.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to and development of processing systems, were $17.9 million in 2011, $25.5 million in 2010 and $31.4 million in 2009.

The Company remains committed to developing and enhancing its processing solutions to expand its service offerings. In addition to developing solutions, the Company has expanded its service offerings through strategic acquisitions, such as TermNet, TMS and Infonox.

Cash Used in Acquisitions

In May 2011, TSYS acquired TermNet for an aggregate consideration of $42.0 million. The Company has allocated approximately $28.9 million to goodwill. In May 2011, TSYS made a payment of $6.0 million of contingent merger consideration in connection with the purchase of Infonox on the Web (Infonox), which was accounted for under Statement of Financial Accounting Standard No. 141, “Business Combinations”. The payment of the contingent merger consideration by TSYS was recorded as goodwill and had no impact on our results of operations. In October 2011, TSYS acquired contract-based intangible assets in its merchant services segment for $2.6 million. In 2010, TSYS acquired TMS for an aggregate consideration of approximately $150.5 million. The Company has allocated approximately $155.5 million to goodwill. Refer to Note 24 in the consolidated financial statements for more information on acquisitions.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company’s processing systems. The Company’s investments in contract acquisition costs were $31.6 million in 2011, $75.7 million in 2010 and $35.6 million in 2009. The Company made cash payments for processing rights of $5.2 million, $45.4 million and $9.3 million in 2011, 2010 and 2009, respectively. Conversion cost additions were $26.4 million, $30.3 million and $26.3 million in 2011, 2010 and 2009, respectively.

Purchase of Private Equity Investments

On May 31, 2011, the Company entered into a limited partnership agreement in connection with its agreement to invest in an Atlanta-based venture capital fund focused exclusively on investing in technology-enabled financial services companies. Pursuant to the limited partnership agreement, the Company has committed to invest up to $20 million in the fund so long as its ownership interest in the fund does not exceed 50%. In 2011, the Company made investments in the fund of $1.6 million.

Cash Flows from Financing Activities

	Years Ended December 31,
(in thousands)	2011	2010	2009
Purchase of noncontrolling interests	$(174,050)	—	—
Repurchase of common stock	(121,271)	(46,228)	(328)
Principal payments on long-term debt borrowings and capital lease obligations	(28,892)	(11,741)	(18,869)
Dividends paid on common stock	(53,949)	(55,087)	(55,208)
Subsidiary dividends per share	(433)	(9,031)	(235)
Proceeds from borrowings of long-term debt	—	39,757	5,334
Other	7,542	654	8

Net cash used in financing activities	$371,053	(81,676)	(69,298)

The major uses of cash for financing activities have been the purchase of noncontrolling interests, payment of dividends, principal payment on capital lease and software obligations and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the use of borrowed funds. Net cash used in financing activities for the year ended December 31, 2011 was $370.7 million and was primarily the result of the acquisition of the remaining 49% interest in TMS, payment of dividends and the repurchase of common stock. Net cash used in financing activities for the year ended December 31, 2010 was $81.7 million and was primarily the result of payments of cash dividends and repurchase of common stock. The Company used $69.3 million in cash for financing activities for the year ended December 31, 2009 primarily for payments on long-term debt and capital lease obligations and the payments of cash dividends. Refer to Note 13 in the consolidated financial statements for more information on the long-term debt financing.

Redeemable Noncontrolling Interest

With the acquisition of TMS, the Company was a party to put and call arrangements with respect to the membership units that represented the remaining noncontrolling interest of FNMS Holding. The call and put arrangements could have been exercised at the discretion of TSYS or FNBO on April 1, 2015, 2016 and 2017, upon the dilution of FNBO’s equity ownership in FNMS Holding below a designated threshold and in connection with certain acquisitions by TSYS or FNMS Holding in excess of designated value thresholds.

The fair value of the noncontrolling interest in TMS, owned by a private company at December 31, 2010, was estimated by applying the income and market approaches. In particular, a discounted cash flow method, a guideline companies method, and a recent equity transaction were employed. This fair value measurement is based on significant inputs that are both observable (Level 2) and non-observable (Level 3) in the market as defined in ASC 820. Key assumptions include (a) cash flow projections based on market participant data and developed by Company management, (b) a discount rate of approximately 13%, (c) a terminal value based on a long-term sustainable growth rate of approximately 3%, (d) an effective tax rate of approximately 36%, (e) financial multiples of companies deemed to be similar to TMS, and (f) adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in TMS.

Refer to Note 24 of the Notes in the consolidated financial statements for more information on the acquisition of TMS.

Stock Repurchase Plan

On April 20, 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. On May 3, 2011, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 10 million shares to up to 15 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2013. Through December 31, 2011, the Company purchased 6.6 million shares for approximately $120.6 million, at an average price of $18.28. The Company has 5.3 million shares remaining under the plan. Refer to Note 17 of the Notes to the consolidated financial statements for more information on treasury stock.

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

On October 30, 2008, the Company’s International Services segment obtained a credit agreement from a third-party to borrow up to approximately ¥2.0 billion, or $21 million, in a Yen-denominated three-year loan to finance activities in Japan. The rate is the London Interbank Offered Rate (LIBOR) plus 80 basis points. The Company initially made a draw of ¥1.5 billion, or approximately $15.1 million. In January 2009, the Company made an additional draw down of ¥250 million, or approximately $2.8 million. In April 2009, the Company made an additional draw down of ¥250 million, or approximately $2.5 million. On December 3, 2011, the Company modified its loan to extend the maturity date to November 5, 2014.

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

Dividends

Dividends on common stock of $53.9 million were paid in 2011, compared to $55.1 million and $55.2 million in 2010 and 2009, respectively. The Company paid an annual dividend of $0.28 per share in 2011, 2010 and 2009, respectively. On October 25, 2011, TSYS announced that its Board of Directors approved a 42.9% increase in the regular quarterly dividend payable on the Company’s common stock from $0.07 per share to $0.10 per share, payable on January 3, 2012 to Shareholders of record as of the close of business on December 15, 2011.

Significant Noncash Transactions

During 2011, 2010 and 2009, the Company issued 206,000, 197,000, and 514,000 shares of common stock, respectively, to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued in the form of nonvested stock bonus awards for services to be provided in the future by such officers and employees. Beginning in 2011, the grants to the Board of Directors were fully vested on the date of grant. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

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

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2011, for the next five years and thereafter:

	Contractual Cash Obligations Payments Due By Period
(in millions)	Total	1 Year or Less	2 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	$247	93	114	17	23
Debt obligations	220	181	39	—	—
Capital lease obligations	39	13	24	2	—

Total contractual cash obligations	$506	287	177	19	23

Income Taxes

The total liability for uncertain tax positions under ASC 740, “Income Taxes,” at December 31, 2011 is $5.7 million. Refer to Note 20 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next year.

Foreign Operations

TSYS operates internationally and is subject to adverse movements in foreign currency exchange rates. TSYS does not enter into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes; however, the Company continues to analyze the potential use of hedging instruments to safeguard it from significant foreign currency translation risks.

TSYS maintains operating cash accounts outside the United States. Refer to Note 3 in the Notes to Unaudited Condensed Consolidated Financial

Statements for more information on cash and cash equivalents. TSYS has adopted the permanent reinvestment exception under ASC 740 with respect to future earnings of certain foreign subsidiaries. While some of the foreign cash is available to repay intercompany financing arrangements, remaining amounts are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon its repatriation. Demand on the Company’s cash has increased as a result of its strategic initiatives. TSYS funds these initiatives through a balance of internally generated cash, external sources of capital, and, when advantageous, access to foreign cash in a tax efficient manner. Where local regulations limit an efficient intercompany transfer of amounts held outside of the U.S., TSYS will continue to utilize these funds for local liquidity needs. Under current law, balances available to be repatriated to the U.S. would be subject to U.S. federal income taxes, less applicable foreign tax credits. TSYS has provided for the U.S. federal tax liability on these amounts for financial statement purposes, except for foreign earnings that are considered permanently reinvested outside of the U.S. TSYS utilizes a variety of tax planning and financing strategies with the objective of having its worldwide cash available in the locations where it is needed.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 1.7:1. At December 31, 2011, TSYS had working capital of $269.6 million, compared to $494.5 million in 2010 and $590.1 million in 2009.

Legal Proceedings

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with ASC 450, “Contingencies.” In the opinion of management, based on current knowledge and in part upon the advise of legal counsel, all matters are believed to be adequately covered by insurance, or, if not covered, the possibility of losses from such matters are believed to be remote or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others (i) TSYS’ expectation that the Durbin Amendment will not have a significant negative impact on TSYS’ business; (ii) TSYS’ expectation that the loss of Bank of America as a merchant services client will not have a material adverse effect on TSYS; (iii) TSYS’ expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (iv) the Board’s intention to continue to pay cash dividends on TSYS stock; (v) TSYS’ belief with respect to contractual commitments, lawsuits, claims and other complaints; (vi) the expected financial impact of recent accounting pronouncements; (vii) TSYS’ expectation with respect to certain tax matters; (viii) TSYS’ expectation with respect to foreign currency exchange rates; (ix) TSYS’ earnings guidance for 2012 total revenues, revenues before reimbursable items, income from continuing operations and EPS from continuing operations, and the assumptions underlying such statements including, with respect to TSYS’ earnings guidance for 2012, during 2012 (a) the economy will not worsen (b) there will be no deconversions of large clients during the year; (c) there will be no significant movements in foreign currency exchange rates related to TSYS’ business (d) TSYS will not incur significant expenses associated with the conversion of new large clients or acquisitions, or any significant impairment of goodwill or other intangibles; and

(e) there will be no significant movements in LIBOR, and no significant draws on the remaining balance of TSYS’ revolving credit facility. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements. Many of these factors are beyond TSYS’ ability to control or predict. These factors include, but are not limited to:

•	movements in LIBOR are greater than expected and draws on the revolving credit facility are greater than expected;

•	TSYS incurs expenses associated with the signing of a significant client;

•	internal growth rates for TSYS’ existing clients are lower than anticipated whether as a result of unemployment rates, card delinquencies and charge off rates or otherwise;

•	TSYS does not convert and deconvert clients’ portfolios as scheduled;

•	adverse developments with respect to foreign currency exchange rates;

•	adverse developments with respect to entering into contracts with new clients and retaining current clients;

•	continued consolidation and turmoil in the financial services industry throughout 2012, including the

•

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

•	adverse developments with respect to the credit card industry in general, including a decline in the use of credit cards as a payment mechanism;

•	TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending;

•	the impact of potential and completed acquisitions, including the costs associated therewith and their being more difficult to integrate than anticipated;

•	the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto;
•	the impact of the application of and/or changes in accounting principles;

•	TSYS’ inability to timely, successfully and cost- effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies;

•	TSYS’ inability to anticipate and respond to technological changes, particularly with respect to e-commerce;

•	successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection;

•	the material breach of security of any of our systems;

•	overall market conditions;

•	the impact on TSYS’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts;

•

other risk factors described in the “Risk Factors” and other sections of TSYS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and other filings with the Securities and Exchange Commission; and

•	TSYS’ ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Consolidated Balance Sheets

	December 31,
(in thousands, except per share data)	2011	2010
Assets
Current assets:
Cash and cash equivalents (Note 5)	$316,337	394,795
Restricted cash	—	434
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $4.1 million and $4.5 million at 2011 and 2010, respectively	248,541	237,646
Deferred income tax assets (Note 20)	12,872	11,090
Prepaid expenses and other current assets (Note 6)	72,431	77,848

Total current assets	650,181	721,813
Property and equipment, net of accumulated depreciation and amortization (Notes 7 and 22)	266,608	300,102
Computer software, net of accumulated amortization (Note 8)	215,244	246,424
Contract acquisition costs, net of accumulated amortization (Note 9)	162,987	166,251
Goodwill (Note 10)	355,498	320,399
Equity investments (Note 11)	82,924	77,127
Other intangible assets, net of accumulated amortization (Note 12)	81,250	83,118
Deferred income tax assets, net	4,069	2,704
Other assets	39,631	34,323

Total assets	$1,858,392	1,952,261

Liabilities
Current liabilities:
Accrued salaries and employee benefits	$33,004	27,414
Accounts payable (Note 4)	26,095	36,068
Current portion of long-term debt (Note 13)	181,251	39,557
Current portion of obligations under capital leases (Note 13)	14,363	13,191
Other current liabilities (Note 14)	125,863	111,040

Total current liabilities	380,576	227,270
Long-term debt, excluding current portion (Note 13)	39,104	194,703
Deferred income tax liabilities (Note 20)	32,889	42,547
Obligations under capital leases, excluding current portion (Note 13)	24,489	30,573
Other long-term liabilities	60,325	53,363

Total liabilities	537,383	548,456

Redeemable noncontrolling interest	—	146,000

Equity
Shareholders’ equity (Notes 15, 16, 17 and 18):
Common stock — $0.10 par value. Authorized 600,000 shares; 201,860 and 201,326 issued at 2011 and 2010, respectively; 189,031 and 194,528 outstanding at 2011 and 2010, respectively	20,186	20,133
Additional paid-in capital	125,948	119,722
Accumulated other comprehensive loss, net	(445)	(2,585)
Treasury stock (shares of 12,829 and 6,798 at 2011 and 2010, respectively)	(225,034)	(115,449)
Retained earnings	1,380,634	1,219,303

Total shareholders’ equity	1,301,289	1,241,124
Noncontrolling interests in consolidated subsidiaries	19,720	16,681

Total equity	1,321,009	1,257,805

Commitments and contingencies (Note 19)
Total liabilities and equity	$1,858,392	1,952,261

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share data)	2011	2010	2009
Total revenues (Notes 4 and 22)	$1,808,966	1,717,577	1,677,483
Cost of services	1,257,970	1,201,012	1,149,883
Selling, general and administrative expenses	228,540	207,136	183,574

Operating income	322,456	309,429	344,026
Nonoperating expenses	(5,905)	(1,617)	(3,441)

Income from continuing operations before income taxes and equity in income of equity investments	316,551	307,812	340,585
Income taxes (Note 20)	102,597	106,088	121,850

Income from continuing operations before equity in income of equity investments	213,954	201,724	218,735
Equity in income of equity investments, net of tax (Note 11)	8,708	7,142	6,985

Income from continuing operations, net of tax	222,662	208,866	225,720
Loss from discontinued operations, net of tax	—	(3,245)	(6,544)

Net income	222,662	205,621	219,176
Net income attributable to noncontrolling interests	(2,103)	(11,674)	(3,963)

Net income attributable to TSYS common shareholders	$220,559	193,947	215,213

Basic earnings per share (EPS)* attributable to TSYS common shareholders (Note 26):
Income from continuing operations	$1.15	1.00	1.12
Loss from discontinued operations	—	(0.02)	(0.03)

Net income	$1.15	0.99	1.09

Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$1.15	1.00	1.12
Loss from discontinued operations	—	(0.02)	(0.03)

Net income	$1.15	0.99	1.09

Amounts attributable to TSYS common shareholders:
Income from continuing operations	$220,559	197,192	221,757
Loss from discontinued operations	—	(3,245)	(6,544)

Net income	$220,559	193,947	215,213

*	Note: Basic and diluted EPS amounts for continuing operations and net income may not total due to rounding.

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2011	2010	2009
Cash flows from operating activities:
Net income	$222,662	205,621	219,176
Adjustments to reconcile net income to net cash provided by operating activities:
Net loss on foreign currency translation	3,091	162	2,607
Equity in income of equity investments, net of tax	(8,708)	(7,142)	(6,985)
Dividends received from equity investments	6,835	6,572	4,942
Share-based compensation	16,477	15,832	16,128
Excess tax expense (benefit) from share-based payment arrangements	523	(111)	(6)
Depreciation and amortization	169,165	163,111	156,471
Amortization of debt issuance costs	160	154	154
Asset impairments	799	—	—
Provisions for (recoveries of ) bad debt expenses and billing adjustments	1,552	(798)	6,381
Charges for transaction processing provisions	4,750	3,891	6,556
Deferred income tax expense (benefit)	1,491	(4,388)	(3,864)
(Gain) loss on disposal of equipment, net	(1,159)	145	375
Loss on disposal of subsidiary	—	1,591	5,713
Changes in operating assets and liabilities:
Accounts receivable	(7,044)	(7,138)	10,807
Prepaid expenses, other current assets and other assets	23,099	(1,495)	27,893
Accounts payable	(15,512)	13,916	(11,883)
Accrued salaries and employee benefits	4,492	(21,965)	(11,697)
Other current liabilities and other liabilities	13,646	21,202	369

Net cash provided by operating activities	436,319	389,160	423,137

Cash flows from investing activities:
Purchases of property and equipment, net	(26,938)	(46,547)	(34,017)
Additions to licensed computer software from vendors	(19,502)	(69,826)	(20,059)
Additions to internally developed computer software	(17,882)	(25,466)	(31,445)
Proceeds from sale of trade name	4,500	—	—
Proceeds from disposition, net of expenses paid and cash disposed	—	4,265	1,979
Cash used in acquisitions and equity investments, net of cash acquired	(47,909)	(148,531)	(294)
Purchase of private equity investments	(1,573)	—	—
Dividends received from equity investments as return of capital	—	68	—
Subsidiary repurchase of noncontrolling interest	(493)	—	—
Additions to contract acquisition costs	(31,623)	(75,669)	(35,596)

Net cash used in investing activities	(141,420)	(361,706)	(119,432)

Cash flows from financing activities:
Purchase of noncontrolling interest	(174,050)	—	—
Repurchases of common stock	(121,271)	(46,228)	(328)
Dividends paid on common stock	(53,949)	(55,087)	(55,208)
Principal payments on long-term debt borrowings and capital lease obligations	(28,892)	(11,741)	(18,869)
Subsidiary dividends paid to noncontrolling shareholders	(433)	(9,031)	(235)
Excess tax expense (benefit) from share-based payment arrangements	(523)	111	6
Proceeds from borrowings of long-term debt	—	39,757	5,334
Proceeds from exercise of stock options	8,065	543	2

Net cash used in financing activities	(371,053)	(81,676)	(69,298)

Cash and cash equivalents:
Effect of exchange rate changes on cash and cash equivalents	(2,304)	(938)	(4,470)

Net increase (decrease) in cash and cash equivalents	(78,458)	(55,160)	229,937
Cash and cash equivalents at beginning of year	394,795	449,955	220,018

Cash and cash equivalents at end of year	$316,337	394,795	449,955

Supplemental cash flow information:
Cash paid for interest	$3,088	2,191	3,368

Cash paid for income taxes, net of refunds	$82,084	122,173	104,004

Significant noncash transactions (Note 23)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Equity and Comprehensive Income

		TSYS Shareholders
(in thousands, except per share data)	Redeemable Noncontrolling Interests	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Noncontrolling Interests	Total Equity
		Shares	Dollars
Balance as of December 31, 2008	$—	200,354	$20,036	126,889	(6,627)	(69,641)	920,292	9,901	$1,000,850
Comprehensive income:
Net income	—	—	—	—	—	—	215,213	3,963	219,176
Other comprehensive (loss) income (OCI), net of tax (Note 18):
Foreign currency translation	—	—	—	—	12,145	—	—	17	12,162
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	—	155	—	—	—	155

Other comprehensive income									12,317

Comprehensive income									231,493
Common stock issued from treasury shares for exercise of stock options (Note 16)	—	—	—	(17)	—	19	—	—	2
Common stock issued for nonvested awards (Note 16)	—	506	50	(50)	—	—	—	—	—
Share-based compensation (Note 16)	—	—	—	16,225	—	—	—	—	16,225
Cash dividends declared ($0.28 per share)	—	—	—	—	—	—	(55,255)	—	(55,255)
Purchase of treasury shares (Note 17)	—	—	—	—	—	(328)	—	—	(328)
Subsidiary dividends paid to noncontrolling interests								(235)	(235)
Tax shortfalls associated with share based payment arrangements	—	—	—	(3,305)	—	—	—	—	(3,305)

Balance as of December 31, 2009	—	200,860	20,086	139,742	5,673	(69,950)	1,080,250	13,646	1,189,447
Fair value of non-controlling interest in TMS	145,659	—	—	(34,659)	—	—	—	—	(34,659)
Comprehensive income:
Net income	9,122	—	—	—	—	—	193,947	2,552	196,499
Other comprehensive (loss) income, net of tax (Note 18):
Foreign currency translation	—	—	—	—	(7,529)	—	—	733	(6,796)
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	—	(729)	—	—	—	(729)

Other comprehensive income									(7,525)

Comprehensive income									188,974
Common stock issued from treasury shares for exercise of stock options (Note 16)	—	—	—	(186)	—	729	—	—	543
Common stock issued for nonvested awards (Note 16)	—	466	47	(47)	—	—	—	—	—
Share-based compensation (Note 16)	—	—	—	15,796	—	—	—	—	15,796
Cash dividends declared ($0.28 per share)	—	—	—	—	—	—	(54,894)	—	(54,894)
Purchase of treasury shares (Note 17)	—	—	—	—	—	(46,228)	—	—	(46,228)
Subsidiary dividends paid to noncontrolling interests	(8,781)	—	—	—	—	—	—	(250)	(250)
Tax shortfalls associated with share based payment arrangements	—	—	—	(924)	—	—	—	—	(924)

Balance as of December 31, 2010	146,000	201,326	20,133	119,722	(2,585)	(115,449)	1,219,303	16,681	1,257,805
Comprehensive income:
Net income	(1,364)	—	—	—	—	—	220,559	3,467	224,026
Other comprehensive (loss) income, net of tax (Note 18):
Foreign currency translation	—	—	—	—	1,056	—	—	603	1,659
Change in accumulated OCI related to postretirement healthcare plans	—	—	—	—	1,056	—	—	—	1,056

Other comprehensive income									2,715

Comprehensive income									226,741
Common stock issued from treasury shares for exercise of stock options (Note 16)	—	—	—	(3,450)	—	11,515	—	—	8,065
Common stock issued for nonvested awards (Note 16)	—	534	53	(53)	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 16)	—	—	—	(172)	—	172	—	—	—
Share-based compensation (Note 16)	—	—	—	16,513	—	—	—	—	16,513
Cash dividends declared ($0.31 per share)	—	—	—	—	—	—	(59,228)	—	(59,228)
Purchase of treasury shares (Note 17)	—	—	—	—	—	(121,272)	—	—	(121,272)
Adjustment to fair value of non-controlling interest in TMS	29,414	—	—	(6,828)	—	—	—	—	(6,828)
Redemption of redeemable noncontrolling interests	(174,050)	—	—	—	—	—	—	—	—
Subsidiary dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(433)	(433)
Subsidiary repurchase of noncontrolling interests	—	—	—	77	28	—	—	(598)	(493)
Tax benefits associated with share based payment arrangements	—	—	—	139	—	—	—	—	139

Balance as of December 31, 2011	$—	201,860	$20,186	125,948	(445)	(225,034)	1,380,634	19,720	$1,321,009

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1	Basis of Presentation and Summary of Significant Accounting Policies

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

On May 2, 2011, TSYS completed its acquisition of all of the outstanding common stock of TermNet Merchant Services, Inc. (TermNet), an Atlanta-based merchant acquirer.

On March 1, 2010, TSYS announced the signing of an Investment Agreement with First National Bank of Omaha (FNBO) to form a new joint venture company, First National Merchant Solutions, LLC (FNMS), of which TSYS would own 51%. FNMS offers transaction processing, merchant support and underwriting, and value-added services, as well as Visa- and MasterCard-branded prepaid cards for businesses of any size. FNMS is included in the Merchant Services segment. The effective date of the acquisition was April 1, 2010. On January 4, 2011, TSYS announced it had acquired effective January 1, 2011, the remaining 49% interest in FNMS from FNBO. The company has been rebranded as TSYS Merchant Solutions (TMS).

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

ACCOUNTS RECEIVABLE:    Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $4.1 million and $4.5 million at December 31, 2011 and December 31, 2010, respectively.

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

The Company also develops software that is used internally. These software development costs are capitalized based upon the provisions of ASC 350. Internal-use software development costs are capitalized once: (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using an estimated useful life of three to five years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

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

Contract acquisition costs are amortized using the straight-line method over the expected customer relationship (contract term) beginning when the client’s cardholder accounts are converted and producing revenues. The amortization of contract acquisition costs associated with cash payments for client incentives is included as a reduction of revenues in the Company’s consolidated statements of income. The amortization of contract acquisition costs associated with conversion activity is recorded as cost of services in the Company’s consolidated statements of income.

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

The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with the provisions of ASC 323, “Investments — Equity Method and Joint Ventures,” shall not be amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with ASC 350, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of ASC 323. Equity method goodwill, which is not reported as goodwill in the Company’s consolidated balance sheet, but is reported as a component of the equity investment, was $50.6 million at December 31, 2011.

At December 31, 2011, the Company had goodwill in the amount of $355.5 million. The Company performed its annual impairment analyses of its goodwill balance, and these tests did not indicate any impairment for the periods ended December 31, 2011, 2010 and 2009, respectively.

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

REDEEMABLE NONCONTROLLING INTEREST:     In connection with the 2010 acquisition of TMS, the Company was a party to call and put arrangements with respect to the membership units that represented the remaining noncontrolling interest of FNMS Holding. The call arrangement was exercisable by TSYS and the put arrangement was exercisable by FNBO. The put arrangement was outside the control of the Company by requiring the Company to purchase FNBO’s entire equity interest in FNMS Holding at a put price at fair market value. The put arrangement was recorded on the balance sheet and was classified as redeemable noncontrolling interest outside of permanent equity.

The call and put arrangements for FNMS Holding, representing 49% of its total outstanding equity interests, could have been exercised at the discretion of TSYS or FNBO on April 1, 2015, 2016 and 2017, upon the dilution of FNBO’s equity ownership in FNMS Holding below a designated threshold and in connection with certain acquisitions by TSYS or FNMS Holding in excess of designated value thresholds.

The Company bought the remaining 49% interest for $174.1 million, and paid net cash of $169.6 million ($174.1 million less $4.5 million for a trade name sold). With the purchase, the Company eliminated the redeemable noncontrolling interest of $144.6 million and adjusted the remaining balance through additional paid-in capital and deferred taxes.

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

RESERVE FOR MERCHANT LOSSES:    The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a reserve against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss reserve was established using historical loss rates, applied to recent bankcard processing volume. At December 31, 2011, the Company had a merchant loss reserve in the amount of $397,000.

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:    ASC 815, “Derivatives and Hedging” requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2011.

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

The Company recognizes revenues in accordance with the provisions of SAB No. 104. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.

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

A deliverable in multiple element arrangements indicates any performance obligation on the part of the seller and includes any combination of obligations to perform different services, grant licenses or other rights. Revenue is allocated to the separate units of accounting in a multiple element arrangement based on relative fair values, provided the delivered element has standalone value to the customer and delivery of any undelivered items is probable and substantially within the Company’s control. Evidence of fair value must be objective and reliable. An item has value to the customer on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis.

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

ASC 718 requires companies to estimate forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by the Company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period the change in estimate occurred. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and a forfeiture rate for other TSYS share-based awards. Currently, TSYS estimates a forfeiture rate in the range of 0% to 10.0%.

The Company has issued its common stock to directors and to certain employees under nonvested awards. The market value of the common stock at the date of issuance is recognized as compensation expense over the vesting period of the awards. For nonvested award grants that have pro rata vesting, the Company recognizes compensation expense using the straight-line method over the vesting period of the award.

LEASES:    The Company is obligated under noncancelable leases for computer equipment and facilities. As these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. A lease is an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets) usually for a stated period of time. For purposes of applying the accounting and reporting standards, leases are classified from the standpoint of the lessee as capital or operating leases. The provisions of ASC 840, “Leases,” establish standards of financial accounting and reporting for leases by lessees and lessors. If at inception a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee: (a) the lease transfers ownership of the property to the lessee by the end of the lease term; (b) the lease contains a bargain purchase option; (c) the lease term is equal to 75% or more of the estimated economic life of the leased property; and (d) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property. If the lease does not meet one or more of the criteria, it shall be classified as an operating lease.

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

ADVERTISING:    Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2011, 2010 and 2009 was $813,000, $690,000 and $327,000, respectively.

INCOME TAXES:    Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS and its affiliated subsidiaries. A consolidated U.S. federal income tax return is filed for TSYS and its majority owned U.S. subsidiaries through the year ended December 31, 2011. Income tax returns are also filed in foreign jurisdictions where TSYS has a foreign affiliate.

The Company accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Reserves against the carrying value of a deferred tax asset are established when necessary to reflect the decreased likelihood of realization of a deferred asset in the future. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

RECLASSIFICATIONS:    Certain reclassifications have been made to the 2010 and 2009 financial statements to conform to the presentation adopted in 2011.

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

TPOS was neither a significant component of the Merchant Services segment, nor TSYS’ consolidated results.

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

The following table presents the summarized results of discontinued operations for the years ended December 31, 2010 and 2009:

(in thousands)	2010	2009
Total revenues	$7,430	181,060

Operating loss	$(1,840)	(4,890)

Income taxes	$(621)	(1,626)

Loss from discontinued operations, net of tax	$(1,243)	(3,219)

Loss on disposition, net of tax	$(2,002)	(3,325)

The Consolidated Statements of Cash Flows include TPOS and TDM through the respective dates of disposition.

NOTE 3	Fair Value Measurement

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

Goodwill and certain intangible assets not subject to amortization are assessed annually for impairment in the second quarter of each year using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step test. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit (RU) with its book value, including goodwill. If the fair value of the RU exceeds its book value, goodwill is considered not impaired and the second step of the impairment test is unnecessary. If the book value of the RU exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the RU’s goodwill with the book value of that goodwill. If the book value of the RU’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The fair value of the RU is allocated to all of the assets and liabilities of that unit as if the RU had been acquired in a business combination and the fair value of the RU was the purchase price paid to acquire the RU.

The estimate of fair value of the Company’s RUs is determined using various valuation techniques, including using an equally weighted combination of the market approach and the income approach. The market approach, which contains Level 2 inputs, utilizes readily available market valuation multiples to estimate fair value. The income approach is a valuation technique that utilizes the discounted cash flow (DCF) method, which includes Level 3 inputs. Under the DCF method, the fair value of the RU reflects the present value of the projected earnings that will be generated by each RU after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of the invested capital. Cash flows are estimated for future periods based upon historical data and projections by management.

At December 31, 2011, the Company had recorded goodwill in the amount of $355.5 million. The Company performed its annual impairment tests of its unamortized goodwill balance as of May 31, 2011, and these tests did not indicate any impairment. The fair value of the RUs substantially exceeds the carrying value.

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

Through its related party transactions, TSYS generates accounts receivable and liability accounts with TSYS de México and CUP Data. At December 31, 2011, the Company had an accounts receivable balance of $9,700 associated with related parties. At December 31, 2011, the Company had an accounts payable balance of $32,400 associated with related parties.

The table below details revenues derived from affiliated companies for the years ended December 31, 2011, 2010 and 2009:

(in thousands)	2011	2010	2009
Total revenues:
CUP Data	$136	130	75
TSYS de México	62	51	51

Total revenues	$198	181	126

The Company and TSYS de México are parties to an agreement where TSYS de México provides processing support to the Company. Processing support fees paid to TSYS de México were $168,000, $149,000 and $147,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 5	Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(in thousands)	2011	2010
Cash and cash equivalents in domestic accounts	$263,853	347,734
Cash and cash equivalents in foreign accounts	52,484	47,061

Total	$316,337	394,795

The Company maintains operating accounts outside the United States denominated in currencies other than the U.S. dollar. All amounts in domestic accounts are denominated in U.S. dollars.

At December 31, 2011 and 2010, the Company had $22.0 million and $29.9 million, respectively, of cash and cash equivalents in Money Market accounts that had an original maturity date of 90 days or less. The Company considers cash equivalents to be short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of change in interest rates.

NOTE 6	Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(in thousands)	2011	2010
Prepaid expenses	$20,917	15,421
Supplies inventory	10,053	7,138
Income taxes receivable	126	12,977
Other	41,335	42,312

Total	$72,431	77,848

NOTE 7	Property and Equipment, net

Property and equipment balances at December 31 are as follows:

(in thousands)	2011	2010
Computer and other equipment	$248,592	230,773
Buildings and improvements	230,797	227,881
Furniture and other equipment	127,425	125,627
Land	16,794	16,729
Other	130	16,461

Total property and equipment	623,738	617,471
Less accumulated depreciation and amortization	357,130	317,369

Property and equipment, net	$266,608	300,102

Depreciation and amortization expense related to property and equipment was $49.3 million, $50.1 million and $50.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. Depreciation expense includes amounts for equipment acquired under capital lease. The decrease in other property and equipment assets for 2011 as compared to 2010 is primarily due to the Company’s reclassification of assets from construction in progress to other noncurrent assets.

NOTE 8	Computer Software, net

Computer software at December 31 is summarized as follows:

(in thousands)	2011	2010
Licensed computer software	$423,100	403,115
Software development costs	283,452	265,029
Acquisition technology intangibles	76,055	75,891

Total computer software	782,607	744,035

Less accumulated amortization:
Licensed computer software	309,571	275,145
Software development costs	208,781	183,853
Acquisition technology intangibles	49,011	38,613

Total accumulated amortization	567,363	497,611

Computer software, net	$215,244	246,424

TSYS acquired 51% ownership in TMS in April 2010. TSYS acquired the remaining 49% interest in TMS in January 2011. The Company allocated approximately $20.3 million to acquisition technology intangibles during 2010. Refer to Note 24 for more information on TMS.

Amortization expense related to licensed computer software costs was $37.1 million, $33.4 million and $31.4 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $24.4 million, $23.1 million and $20.0 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization expense related to acquisition technology intangibles was $10.3 million for 2011, $9.9 million for 2010 and $6.9 million for 2009.

During the year ended December 31, 2011, the Company recognized an impairment loss of $960,000 related to the Japan Retail Gift program.

The weighted average useful life for each component of computer software, and in total, at December 31, 2011, is as follows:

Weighted Average Amortization Period (Yrs)
Licensed computer software	5.6
Software development costs	6.0
Acquisition technology intangibles	6.9

Total	5.9

Estimated future amortization expense of licensed computer software, software development costs and acquisition technology intangibles as of December 31, 2011 for the next five years is:

(in thousands)	Licensed Computer Software	Software Development Costs	Acquisition Technology Intangibles
2012	$38,573	38,456	9,319
2013	30,891	14,968	7,665
2014	22,125	11,135	5,873
2015	15,287	7,302	2,828
2016	6,349	1,892	1,359

NOTE 9	Contract Acquisition Costs, net

Significant components of contract acquisition costs at December 31 are summarized as follows:

(in thousands)	2011	2010
Conversion costs, net	$88,765	80,521
Payments for processing rights, net	74,222	85,730

Total	$162,987	166,251

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $15.9 million, $17.7 million and $25.5 million for 2011, 2010 and 2009, respectively.

Amortization expense related to conversion costs was $18.8 million, $17.5 million and $17.8 million for 2011, 2010 and 2009, respectively.

During the year ended December 31, 2011, the Company recognized an impairment loss related to payments for processing rights of $750,000 and an impairment loss related to conversion costs of $49,000.

The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2011 is as follows:

Weighted Average Amortization Period (Yrs)
Payments for processing rights	9.6
Conversion costs	7.4

Total	8.6

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2011 for the next five years is:

(in thousands)	Payments for Processing Rights	Conversion Costs
2012	$14,742	17,825
2013	14,355	18,115
2014	12,289	15,906
2015	8,429	13,838
2016	8,608	11,149

NOTE 10	Goodwill

On May 2, 2011, TSYS completed its acquisition of all of the outstanding common stock of TermNet, an Atlanta-based merchant acquirer, for $42 million in cash. The Company has allocated approximately $28.9 million to goodwill. Refer to Note 24 for more information on TermNet.

In May 2011, TSYS made a payment of $6.0 million of contingent merger consideration in connection with the purchase of Infonox on the Web (Infonox), which was accounted for under Statement of Financial Accounting Standard No. 141 (SFAS No. 141), “Business Combinations.” The payment of the contingent merger consideration by TSYS was recorded as goodwill.

On April 1, 2010, TSYS acquired 51% ownership of TMS for approximately $150.5 million. TSYS acquired the remaining 49% interest in TMS on January 1, 2011 for approximately $174.1 million. The Company has allocated approximately $155.5 million to goodwill. Refer to Note 24 for more information on TMS.

With the sale of certain assets and liabilities of TPOS in 2010, the Company incurred a pre-tax goodwill impairment of $2.2 million (approximately $1.5 million after-tax), which is included in loss on discontinued operations, net of tax. TPOS was not a significant component to the Merchant Services segment.

The gross amount and accumulated impairment loss of goodwill at December 31, 2011 and 2010 is as follows:

	2011
	North America Services	International Services	Merchant Services	Consolidated
Gross amount	$70,614	33,369	253,740	$357,723
Accumulated impairment losses	—	—	(2,225)	(2,225)

Goodwill, net	$70,614	33,369	251,515	$355,498

	2010
	North America Services	International Services	Merchant Services	Consolidated
Gross amount	$70,614	33,188	218,822	$322,624
Accumulated impairment losses	—	—	(2,225)	(2,225)

Goodwill, net	$70,614	33,188	216,597	$320,399

In 2010, the Company sold certain assets and liabilities of TPOS, for which the Company had a pre-tax goodwill impairment of $2.2 million and is included in discontinued operations as part of the sale.

The changes in the carrying amount of goodwill at December 31, 2011 and 2010 are as follows:

(in thousands)	North America Services	International Services	Merchant Services	Consolidated
Balance as of December 31, 2009	$70,614	34,181	61,101	$165,896
TMS purchase price allocation	—	—	155,496	155,496
Currency translation adjustments	—	(993)	—	(993)

Balance as of December 31, 2010	70,614	33,188	216,597	320,399
TermNet purchase price allocation	—	—	28,918	28,918
Infonox additional purchase consideration	—	—	6,000	6,000
Currency translation adjustments	—	181	—	181

Balance as of December 31, 2011	$70,614	33,369	251,515	$355,498

NOTE 11	Equity Investments

The Company has an equity investment with Promocíón y Operación, S.A. de C.V. and records its 49% ownership using the equity method of accounting. The operation, TSYS de México, prints statements and provides card-issuing support services to the equity investment clients and others.

The Company has an equity investment with China UnionPay Co., Ltd.(CUP) and records its 44.56% ownership using the equity method of accounting. CUP is sanctioned by the People’s Bank of China, China’s central bank, and has become one of the world’s largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China.

TSYS’ equity investments are recorded initially at cost and subsequently adjusted for equity in earnings,

cash contributions and distributions, and foreign currency translation adjustments. TSYS believes the carrying value approximates the underlying assets of the equity investments.

TSYS’ equity in income of equity investments (net of tax) for the years ended December 31, 2011, 2010 and 2009 was $8.7 million, $7.1 million and $7.0 million, respectively.

A summary of TSYS’ equity investments at December 31 is as follows:

(in thousands)	2011	2010
CUP Data	$76,110	70,479
TSYS de México	6,814	6,648

Total	$82,924	77,127

NOTE 12	Other Intangible Assets, net

On May 2, 2011, TSYS completed its acquisition of all of the outstanding common stock of TermNet, an Atlanta-based merchant acquirer, for $42 million in cash. The Company allocated approximately $11.7 million to other intangible assets as part of the purchase price allocation to customer relationships, channel relationships and covenant-not-to-compete. Refer to Note 24 for more information on TermNet.

In April 2010, TSYS acquired 51% ownership in TMS. TSYS acquired the remaining 49% interest in January 2011. The Company allocated approximately $80.5 million to other intangible assets as part of the purchase price allocation to customer relationships, trade name and trade association. Refer to Note 24 for more information on TMS.

Significant components of other intangible assets at December 31 are summarized as follows:

	2011
(in thousands)	Gross	Accumulated Amortization	Net
Customer relationships	$106,312	(34,899)	$71,413
Trade association	10,000	(1,750)	8,250
Trade name	2,024	(2,024)	—
Channel relationships	1,600	(107)	1,493
Covenants-not-to-compete	1,140	(1,046)	94

Total	$121,076	(39,826)	$81,250

	2010
(in thousands)	Gross	Accumulated Amortization	Net
Customer relationships	$93,727	(22,859)	$70,868
Trade association	10,000	(750)	9,250
Trade name	6,031	(3,031)	3,000
Covenants-not-to-compete	1,000	(1,000)	—

Total	$110,758	(27,640)	$83,118

Amortization related to other intangible assets, which is recorded in selling, general and administrative expenses, was $13.2 million, $11.2 million and $3.4 million for 2011, 2010 and 2009, respectively.

The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2011 is as follows:

Weighted Average Amortization Period (Yrs)
Channel relationships	10.0
Trade association	10.0
Customer relationships	7.9
Trade name	2.8
Covenant-not-to-compete	2.7

Total	8.0

Estimated future amortization expense on other intangible assets as of December 31, 2011 for the next five years is:

(in thousands)
2012	$14,145
2013	12,848
2014	12,575
2015	11,896
2016	11,766

NOTE 13	Long-term Debt and Capital Lease Obligations

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

The Company is not required to make any scheduled principal payments other than payment of the entire outstanding balance on December 21, 2012. The Company may prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders’ customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement includes covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2011, 2010 or 2009.

The proceeds will be used for working capital and other corporate purposes, including financing the repurchase by TSYS of its capital stock.

On October 30, 2008, the Company’s International Services segment obtained a credit agreement from a third-party to borrow up to approximately ¥2.0 billion, or $21 million, in a

Yen-denominated three-year loan to finance activities in Japan. The rate is LIBOR plus 80 basis points. The Company initially made a draw of ¥1.5 billion, or approximately $15.1 million. In January 2009, the Company made an additional draw down of ¥250 million, or approximately $2.8 million. In April 2009, the Company made an additional draw down of ¥250 million, or approximately $2.5 million. On December 30, 2011, the Company modified its loan to extend the maturity date to November 5, 2014.

In connection with the formation of TSYS Managed Services, TSYS and Merchants, a customer-contact company and a wholly owned subsidiary of Dimension Data, agreed to provide long-term financing to TSYS Managed Services. In November 2011, the Company repaid the TSYS Managed Services loan of £504,000, or approximately $788,000.

In addition, TSYS maintains an unsecured credit agreement with CB&T. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2011, 2010 or 2009.

Long-term debt at December 31 consists of:

(in thousands)	2011	2010
LIBOR + 0.60%, unsecured term loan, due December 21, 2012, with principal to be paid at maturity	$168,000	168,000
1.50% note payable, due December 31, 2013, with monthly interest and principal payments	26,703	39,758
LIBOR + 0.80%, unsecured term loan, due November 5, 2014, with principal paid at maturity	25,652	23,937
3.95% note payable, due March 1, 2011, with monthly interest and principal payments	—	1,790
LIBOR + 2.00%, unsecured term loan, due November 16, 2011, with quarterly interest payments and principal to be paid at maturity	—	775

Total debt	220,355	234,260
Less current portion	181,251	39,557

Noncurrent portion of long-term debt	$39,104	194,703

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2011 are summarized as follows:

(in thousands)
2012	$181,251
2013	13,452
2014	25,652
2015	—
2016	—

Capital lease obligations at December 31 consist of:

(in thousands)	2011	2010
Capital lease obligations	$38,852	43,764
Less current portion	14,363	13,191

Noncurrent portion of capital leases	$24,489	30,573

The future minimum lease payments under capital leases at December 31, 2011 are summarized as follows:

(in thousands)
2012	$13,861
2013	12,393
2014	11,910
2015	1,607
2016	302

Total minimum lease payments	40,073
Less amount representing interest	1,221

$38,852

NOTE 14	Other Current Liabilities

Significant components of other current liabilities at December 31 are summarized as follows:

(in thousands)	2011	2010
Accrued expenses	$40,141	29,999
Deferred revenues	29,707	34,184
Dividends payable	18,913	13,634
Accrued income taxes	5,731	2,920
Transaction processing provisions	5,382	5,221
Client postage deposits	3,562	3,708
Other	22,427	21,374

Total	$125,863	111,040

NOTE 15	Equity

DIVIDENDS:    Dividends on common stock of $53.9 million were paid in 2011, compared to $55.1 million and $55.2 million in 2010 and 2009, respectively.

EQUITY COMPENSATION PLANS:    The following table summarizes TSYS’ equity compensation plans by category; as of December 31, 2011:

(in thousands, except per share data) Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,082	(1)	$22.04	21,515	(2)
Equity compensation plans not approved by security holders	—		—	—

Total	6,082		$22.04	21,515

(1)	Includes 1.4 million performance share awards, which will only be issued if certain performance goals are met. The weighted-average exercise price in column (b) does not take these awards into account. Does not include an aggregate of 1.2 million shares of nonvested awards which will vest over the remaining years through 2013.
(2)	Includes 21,514,634 shares available for future grants under the Total System Services, Inc. 2002 Long-Term Incentive Plan, 2007 Omnibus Plan and 2008 Omnibus Plan, which could be in the form of options, nonvested awards and performance shares.

CHANGES IN TSYS’ OWNERSHIP INTEREST IN SUBSIDIARIES:    TSYS’ subsidiary, GP Net repurchased 400 common shares on December 29, 2011 from its noncontrolling interest. As a result of the transaction, TSYS’ ownership increased to 54.08% from 53.00%. The following table presents the effect on TSYS’ shareholders’ equity from GP Net’s acquisition of treasury shares:

(in thousands)	Year Ended December 31, 2011
Increase in other comprehensive income (OCI)	$28
Increase in additional paid in capital	77

Effect from change in noncontrolling interests	$105

NOTE 16	Share-Based Compensation

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

Long-Term Incentive Plans

TSYS maintains the Total System Services, Inc. 2008 Omnibus Plan, Total System Services, Inc. 2007 Omnibus Plan, Total System Services, Inc. 2002 Long-Term Incentive Plan and Total System Services, Inc. 2000 Long-Term Incentive Plan to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS’ growth, development and financial success. Awards under these plans are designed to motivate employees and directors to devote their best efforts to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS’ success.

The plans are administered by the Compensation Committee of the Company’s Board of Directors and enable the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS’ common stock at the time of grant. Any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the

Committee’s permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the various plans. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the various plans may not exceed the following: Total System Services, Inc. 2008 Omnibus Plan — 17 million shares; Total System Services, Inc. 2007 Omnibus Plan — 5 million shares; Total System Services, Inc. 2002 Long-Term Incentive Plan — 9.4 million shares; and Total System Services, Inc. 2000 Long-Term Incentive Plan — 2.4 million shares. Effective February 1, 2010, no additional awards may be made from the Total System Services, Inc. 2000 Long-Term Incentive Plan.

Share-Based Compensation

TSYS’ share-based compensation costs are included as expenses and classified as cost of services and selling, general and administrative. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs as these awards are typically granted to individuals not involved in capitalizable activities. For the year ended December 31, 2011, share-based compensation was $16.5 million compared to $15.8 million and $16.1 million for the same periods in 2010 and 2009, respectively.

Nonvested Awards:    The Company granted shares of TSYS common stock to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued under nonvested stock bonus awards for services to be provided in the future by such officers, and employees. Beginning in 2011, the grants to the Board of Directors were fully vested on the date of grant. The following table summarizes the number of shares granted each year:

	2011	2010	2009
Number of shares	206,040	197,186	513,920
Market value	$3.6 million	$3.1 million	$6.8 million

A summary of the status of TSYS’ nonvested shares as of December 31, 2011, 2010 and 2009, respectively, and the changes during the periods are presented below:

	2011		2010		2009
Nonvested shares (in thousands, except per share data)	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	821	$16.91	1,084	$18.60	1,014	$23.46
Granted	206	17.67	197	15.55	514	13.28
Vested	(376)	17.60	(416)	20.63	(414)	23.77
Forfeited/canceled	(33)	15.71	(44)	17.32	(30)	20.34

Outstanding at end of year	618	$16.80	821	$16.91	1,084	$18.60

As of December 31, 2011, there was approximately $5.8 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 1.6 years.

In March 2011, TSYS authorized a total grant of 263,292 performance shares to certain key executives with a performance based vesting schedule (2011 performance shares). These 2011 performance shares have a 2011-2013 performance period for which the Compensation Committee established two performance goals: compound growth in revenues before reimbursables and income from continuing. The Compensation Committee will certify the attainment level of such goals following the end of 2013, and the number of performance shares that will vest, up to a maximum of 200% of the total grant. Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. The Company will estimate the probability of achieving the goals through the performance period and will expense the award on a straight-line basis.

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

As of December 31, 2011, there was approximately $4.2 million of total unrecognized compensation cost related to the 2010 and 2011 performance shares compensation arrangement. That cost is expected to be recognized until the end of 2013.

During 2008, TSYS authorized a grant of non-vested awards to two key executives with separate performance vesting schedules. These grants have separate one-year performance periods that vest over five to seven years during each of which the Compensation Committee establishes an earnings per share goal and, if such goal is attained during any performance period, 20% of the performance-based shares will vest, up to a maximum of 100% of the total grant. Compensation expense for each year’s award is measured on the grant date based on the quoted market price of TSYS common stock and is expensed on a straight-line basis for the year.

A summary of the awards authorized in each year is below:

Year of Initial Award	Total Number of Shares Awarded	Potential Number of Performance-Based Shares to be Vested
2011	263,292	263,292	(2014)
2010	279,831	279,831	(2013)
2008	182,816	73,125	(2012-2014)

A summary of the status of TSYS’ performance-based nonvested shares as of December 31, 2011, 2010 and 2009, respectively, and changes during those periods are presented below:

	2011		2010		2009
Performance-based Nonvested shares (in thousands, except per share data)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	316	$15.65	62	$13.69	62	$23.32
Granted	300	17.63	316	15.65	62	13.69
Vested	(36)	15.61	(62)	13.69	(62)	23.32
Forfeited/canceled	—	—	—	—	—	—

Outstanding at end of year	580	$16.68	316	$15.65	62	$13.69

Stock Option Awards

During 2011, the Company granted stock options to key TSYS executive officers and non-management members of its Board of Directors. During 2010 and 2009, the Company granted stock options to key TSYS executive officers. The grants to key TSYS executive officers were issued under nonvested stock bonus awards for services to be provided in the future by such officers. The grants to the Board of Directors were fully vested on the date of grant. The average fair value of the options granted was estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The following table summarizes the weighted average assumptions, and the weighted average fair value of the options:

	2011	2010	2009
Number of options granted	716,508	2,176,963	1,047,949
Weighted average exercise price	$17.61	$16.01	$13.11
Risk-free interest rate	2.96%	2.65%	3.19%
Expected volatility	29.98%	30.00%	42.00%
Expected term (years)	8.5	4.9	8.6
Dividend yield	1.59%	1.79%	2.14%
Weighted average fair value	$5.78	$4.11	$5.31

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

A summary of TSYS’ stock option activity as of December 31, 2011, 2010 and 2009, and changes during the years ended on those dates is presented below:

	2011		2010		2009
(in thousands, except per share data)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:
Outstanding at beginning of year	8,810	$23.40	6,955	$25.54	6,185	$27.59
Granted	717	17.61	2,177	15.89	1,048	13.11
Exercised	(597)	13.51	(41)	13.11	(1)	1.83
Forfeited/canceled	(2,848)	29.46	(281)	19.83	(277)	24.36

Outstanding at end of year	6,082	$20.61	8,810	$23.40	6,955	$25.54

Options exercisable at year-end	3,122	$25.00	5,712	$27.48	5,357	$28.15

Weighted average fair value of options granted during the year		$5.78		$4.11		$5.31

	Outstanding	Exercisable
Average remaining contractual life (in years)	4.9	4.0

Aggregate intrinsic value (in thousands)	$(6,401)	$(16,967)

Shares Issued for Options Exercised

During 2011, 2010 and 2009, employees of the Company exercised options for shares of TSYS common stock that were issued from treasury. The table below summarizes these stock option exercises by year:

	Options Exercised	Shares Issued from Treasury	Intrinsic Value
2011	597,161	597,161	$3,627,000
2010	41,403	41,403	$90,400
2009	1,205	1,205	$14,300

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

As of December 31, 2011, there was approximately $4.9 million of total unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 1.7 years.

NOTE 17	Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value:

At December 31, (in thousands)	Number of Treasury Shares	Treasury Shares Cost
2011	12,829	$225,034
2010	6,798	115,449
2009	3,680	69,950

Stock Repurchase Plan

On April 20, 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. On May 3, 2011, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 10 million shares to up to 15 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2013. Through December 31, 2011, the Company purchased 6.6 million shares for approximately $120.6 million, at an average price of $18.28.Through December 31, 2010, the Company purchased 3.1 million shares for approximately $45.1 million, at an average price of $14.60.

The following table sets forth information regarding the Company’s purchases of its common stock on a monthly basis during the three months ended December 31, 2011:

(in thousands, except per share data)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Cumulative Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2011	—	$—	7,293	7,707
November 2011	—	—	7,293	7,707
December 2011	2,400	19.89	9,693	5,307

Total	2,400	$19.89

Treasury Shares

In 2008, the Compensation Committee approved “share withholding for taxes” for all employee nonvested awards, and also for employee stock options under specified circumstances. The dollar amount of the income tax liability from each exercise is converted into TSYS shares and withheld at the statutory minimum. The shares are added to the treasury account and TSYS remits funds to the Internal Revenue Service to settle the tax liability. During 2011 and 2010, the Company acquired 37,081 shares for approximately $636,000 and 66,553 shares for approximately $1.1 million, respectively, as a result of share withholding for taxes.

NOTE 18	Other Comprehensive Income (Loss)

In June 1997, the FASB issued authoritative guidance under ASC 220, which established certain standards for reporting and presenting comprehensive income in the general-purpose financial statements. The purpose of ASC 220 was to report all items that met the definition of “comprehensive income” in a prominent financial statement for the same period in which they were recognized. Comprehensive income includes all changes in owners’ equity that resulted from transactions of the business entity with non-owners.

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

(in thousands)	Beginning Balance	Pretax amount	Tax effect	Net-of-Tax Amount	Ending Balance
December 31, 2008	$28,322	(43,121)	(8,172)	(34,949)	$(6,627)

Foreign currency translation adjustments	$(5,858)	14,140	1,995	12,145	$6,287
Change in accumulated OCI related to postretirement healthcare plans	(769)	235	80	155	(614)

December 31, 2009	$(6,627)	14,375	2,075	12,300	$5,673

Foreign currency translation adjustments	$6,287	(8,609)	(1,080)	(7,529)	$(1,242)
Change in accumulated OCI related to postretirement healthcare plans	(614)	(1,138)	(409)	(729)	(1,343)

December 31, 2010	$5,673	(9,747)	(1,489)	(8,258)	$(2,585)

Foreign currency translation adjustments	$(1,242)	3,718	2,662	1,056	$(186)
Transfer from noncontrolling interest (NCI)	—	28	—	28	28
Change in accumulated OCI related to postretirement healthcare plans	(1,343)	1,651	595	1,056	(287)

December 31, 2011	$(2,585)	5,397	3,257	2,140	$(445)

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

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2011, are as follows:

(in thousands)
2012	$86,882
2013	78,946
2014	35,061
2015	9,328
2016	7,257
Thereafter	23,327

Total future minimum lease payments	$240,801

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allow the Company to continually update its computer equipment. Total rental expense under all operating leases in 2011, 2010 and 2009 was $97.5 million, $102.1 million and $105.4 million, respectively. Total rental expense under sublease arrangements in 2010 and 2009 was $675,000 and $720,000, respectively. The rental income under sublease arrangements in 2010 and 2009 was $809,000 and $863,000, respectively.

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

CONTINGENCIES:    The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with ASC 450, “Contingencies.” In the opinion of management, based on current knowledge and in part upon the advise of legal counsel, all matters are believed to be adequately covered by insurance, or, if not covered, the possibility of losses from such matters are believed to be remote or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

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

The Company has not recorded a liability for guarantees or indemnities in the accompanying consolidated balance sheet since the maximum amount of potential future payments under such guarantees and indemnities is not determinable

PRIVATE EQUITY INVESTMENTS: On May 31, 2011, the Company entered into a limited partnership agreement in connection with its agreement to invest in an Atlanta-based venture capital fund focused exclusively on investing in technology-enabled financial services companies. Pursuant to the limited partnership agreement, the

Company has committed to invest up to $20 million in the fund so long as its ownership interest in the fund does not exceed 50%. At December 31, 2011, the Company had made investments in the fund of $1.6 million.

NOTE 20	Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the consolidated statements of income were as follows:

	Years Ended December 31,
(in thousands)	2011	2010	2009
Current income tax expense:
Federal	$83,518	98,802	$115,301
State	4,666	4,221	4,311
Foreign	12,922	8,682	6,185

Total current income tax expense	101,106	111,705	125,797

Deferred income tax expense (benefit):
Federal	3,126	(2,970)	(4,210)
State	61	(643)	947
Foreign	(1,696)	(2,004)	(684)

Total deferred income tax expense (benefit)	1,491	(5,617)	(3,947)

Total income tax expense	$102,597	106,088	$121,850

	Years Ended December 31,
(in thousands)	2011	2010	2009
Components of income before income tax expense :
Domestic	$296,475	282,492	$300,388
Foreign	20,076	25,320	40,197

Total income before income tax expense	$316,551	307,812	$340,585

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, noncontrolling interest and equity in income of equity investments as a result of the following:

	Years Ended December 31,
(in thousands)	2011	2010	2009
Computed “expected” income tax expense	$110,793	107,734	119,205
Increase (decrease) in income tax expense resulting from:
International tax rate differential	1,831	(4,376)	1,075
State income tax expense (benefit), net of federal income tax effect	3,164	2,326	3,418
Increase (decrease) in valuation allowance	3,773	2,564	(6,159)
Tax credits	(9,044)	(2,824)	(4,299)
Federal income tax expense resulting from ASC 740 Election	—	—	9,844
Deduction for domestic production activities	(5,524)	—	—
Permanent differences and other, net	(2,396)	664	(1,234)

Total income tax expense	$102,597	106,088	121,850

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2011 and 2010 relate to the following:

	At December 31,
(in thousands)	2011	2010
Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$25,937	19,884
Allowances for doubtful accounts and billing adjustments	1,113	1,304
Deferred revenue	19,031	16,244
Purchase accounting adjustments	15,889	—
Other, net	37,123	33,980

Total deferred income tax assets	99,093	71,412
Less valuation allowance for deferred income tax assets	(19,207)	(15,434)

Net deferred income tax assets	79,886	55,978

Deferred income tax liabilities:
Excess tax over financial statement depreciation	(42,351)	(35,878)
Computer software development costs	(40,339)	(38,797)
Purchase accounting adjustments	—	(1,438)
Foreign currency translation	(6,432)	(3,771)
Other, net	(6,712)	(4,847)

Total deferred income tax liabilities	(95,834)	(84,731)

Net deferred income tax liabilities	$(15,948)	(28,753)

Total net deferred tax assets (liabilities):
Current	$12,872	11,090
Noncurrent	(28,820)	(39,843)

Net deferred income tax liability	$(15,948)	(28,753)

As of December 31, 2011, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carryforwards of $15.5 million, $1.9 million and $8.5 million, respectively. As of December 31, 2010, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carry forwards of $15.3 million, $2.1 million and $2.5 million, respectively. The credits will begin to expire in the year 2012. The net operating losses will begin to expire in the year 2012.

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

Management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $19.2 million and $15.4 million at December 31, 2011 and 2010, respectively. The increase in the valuation allowance for deferred income tax assets was $3.8 million for 2011. The increase in the valuation allowance for deferred income tax assets was $2.6 million for 2010. The increase relates to foreign losses and state tax credits, which, more likely than not, will not be realized in later years.

TSYS has adopted the permanent reinvestment exception under ASC 740, “Income Taxes,” with respect to future earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested. No provision for U.S. federal and state incomes taxes has been made in our consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $51.2 million at December 31, 2011. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

TSYS is the parent of an affiliated group that files a consolidated U.S. federal income tax return and most state and foreign income tax returns on a separate entity basis. In the normal course of business, the Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. federal income tax examinations for years before 2008 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2005. There are currently no federal or foreign tax examinations in progress. However, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (1):

(in millions)	Year Ended December 31, 2011
Beginning balance	$4.5
Current activity:
Additions based on tax positions related to current year	1.4
Additions for tax positions of prior years	1.4
Reductions for tax positions of prior years	(1.6)
Settlements	—

Net, current activity	1.2

Ending balance	$5.7

(1)	Unrecognized state tax benefits are not adjusted for the federal tax impact.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the consolidated statements of income. Gross accrued interest and penalties on unrecognized tax benefits totaled $0.6 million and $1.1 million as of December 31, 2011 and December 31, 2010, respectively. The total amounts of unrecognized income tax benefits as of December 31, 2011 and December 31, 2010 that, if recognized, would affect the effective tax rates are $5.4 million and $4.2 million (net of the federal benefit on state tax issues), respectively, which includes interest and penalties of $0.5 million and $1.0 million, respectively.

NOTE 21	Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. The employee benefit plans through which TSYS provided benefits to its employees during 2011 are described as follows:

TSYS RETIREMENT SAVINGS PLAN:    Beginning in 2010, all qualified plans maintained by TSYS were combined into a single plan, the Retirement Savings Plan, which is designed to reward all team members of TSYS U.S.—based companies with a uniform employer contribution. The terms of the plan provide for the Company to match 100% of the employee contribution up to 4% of eligible compensation. The Company can make discretionary contributions up to another 4% based upon business conditions.

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

The Company’s contributions to the plans charged to expense for the years ended December 31 are as follows:

(in thousands)	2011	2010	2009
TSYS Retirement Savings Plan	$15,951	15,430	—
Money Purchase Plan	—	—	19,307
401(k) Plan	—	—	306

STOCK PURCHASE PLAN:    The Company maintains stock purchase plans for employees and directors. Prior to July 2009, the Company made contributions equal to one-half of employee and director voluntary contributions. Beginning in July 2009, the Company changed its contribution to 15% of employee and director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock on the open market at fair value for the benefit of participants. The Director Stock Purchase Plan was terminated on November 30, 2011. The Company’s contributions to these plans charged to expense for the years ended December 31 are as follows:

(in thousands)
2011	$1,177
2010	1,260
2009	3,764

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

On May 2, 2011, TSYS completed its acquisition of all of the outstanding common stock of TermNet an Atlanta-based merchant acquirer. TermNet’s financial results are included in the Merchant Services segment.

North America Services includes electronic payment processing services and other services provided from within the North America region. International Services includes electronic payment processing and other services provided from outside the North America region. Merchant Services includes electronic processing and other services provided to merchant acquiring institutions.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties. TSYS’ operating segments share certain resources, such as Information Technology support, that TSYS allocates asymmetrically.

Years ended December 31,
(in thousands)
Operating Segments	2011	2010	2009
Revenues before reimbursable items
North America Services	$809,069	809,012	880,668
International Services	380,129	321,846	322,697
Merchant Services	373,159	337,178	232,262
Intersegment revenues	(21,659)	(25,600)	(28,322)

Revenues before reimbursable items from external customers	$1,540,698	1,442,436	1,407,305

Total revenues
North America Services	$954,550	956,546	1,048,932
International Services	394,831	334,954	337,757
Merchant Services	487,997	458,921	327,055
Intersegment revenues	(28,412)	(32,844)	(36,261)

Revenues from external customers	$1,808,966	1,717,577	1,677,483

Depreciation and amortization
North America Services	$78,155	78,834	84,577
International Services	51,888	40,792	34,791
Merchant Services	36,124	40,298	32,590
Corporate Administration	2,998	3,003	3,690

Total depreciation and amortization	$169,165	162,927	155,648

Segment operating income
North America Services	$253,844	244,989	285,409
International Services	41,408	42,689	57,654
Merchant Services	112,986	102,444	71,437
Corporate Administration	(85,782)	(80,693)	(70,474)

Operating income	$322,456	309,429	344,026

At December 31,	2011	2010	2009
Total assets
North America Services	$1,621,664	1,632,882	1,535,129
International Services	433,203	408,880	379,606
Merchant Services	487,858	460,750	215,855
Intersegment assets	(684,333)	(550,251)	(419,636)

Total assets	$1,858,392	1,952,261	1,710,954

GEOGRAPHIC AREA DATA:    The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	At December 31,
(in millions)	2011	2010
United States	$194.8	203.8
Europe	52.4	58.3
Japan	9.7	11.3
Other	9.7	26.7

Totals	$266.6	300.1

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company’s customers:

(in millions)	2011	%	2010	%	2009	%
United States	$1,227.8	67.9	$1,204.4	70.1	$1,183.8	70.6
Europe	283.5	15.7	250.2	14.6	269.4	16.1
Canada	171.5	9.5	161.9	9.4	139.7	8.3
Japan	76.3	4.2	61.3	3.6	48.9	2.9
Mexico	7.8	0.4	7.9	0.5	8.1	0.5
Other	42.1	2.3	31.9	1.8	27.6	1.6

Totals	$1,809.0	100.0	$1,717.6	100.0	$1,677.5	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT:    The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	North America Services			International Services			Merchant Services
(in millions)	2011	2010	2009	2011	2010	2009	2011	2010	2009
United States	$741.5	748.2	859.5	$—	—	—	$486.3	456.2	324.3
Europe	0.7	0.8	0.8	282.8	249.4	268.6	—	—	—
Canada	171.1	161.4	139.2	—	—	—	0.4	0.5	0.5
Japan	—	—	—	76.3	61.3	48.9	—	—	—
Mexico	7.8	7.9	8.1	—	—	—	—	—	—
Other	9.6	9.3	8.7	31.8	21.5	18.1	0.7	1.1	0.8

Totals	$930.7	927.6	1,016.3	$390.9	332.2	335.6	$487.4	457.8	325.6

MAJOR CUSTOMER:    For the years ended December 31, 2011, 2010 and 2009, the Company had one major customer which accounted for approximately $210.9 million, or 11.7%, $221.0 million, or 12.9%, and $217.7 million, or 12.0%, respectively, of total revenues. Revenues from the major customer for the years ended December 31, 2011, 2010 and 2009, respectively, are primarily attributable to the North America Services segment and the Merchant Services segment.

NOTE 23	Supplemental Cash Flow Information

Nonvested Share Awards

The Company issued shares of TSYS common stock to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued in the form of nonvested stock bonus awards for services to be provided in the future by such officers and employees. Beginning in 2011, the grants to the Board of Directors were fully vested on the date of grant. Refer to Note 16 for more information on nonvested share awards.

Equipment and Software Acquired Under Capital Lease Obligations

The Company acquired computer equipment and software under capital lease in the amount of $8.1 million, $14.9 million and $6.7 million in 2011, 2010 and 2009, respectively.

NOTE 24	Acquisitions

TermNet Merchant Services, Inc.

On May 2, 2011, TSYS completed its acquisition of all of the outstanding common stock of TermNet, an Atlanta-based merchant acquirer, for $42 million in cash. TermNet provides merchant services to qualified merchants serving a diverse merchant base of over 18,000 merchants. The acquisition of TermNet expands the Company’s presence in the merchant acquiring industry. The results of operations for TermNet have been included in the Company’s results beginning May 2, 2011, and are included in the Merchant Services segment. The goodwill of $28.9 million recorded arises largely from synergies and economies of scale expected to be realized from combining the operations of TSYS and TermNet. Goodwill recognized in the acquisition of TermNet is not deductible for income tax purposes.

The following table summarizes the consideration paid for TermNet and the recognized amounts of identifiable assets acquired and liabilities assumed effective May 2, 2011:

(in thousands)

Cash and restricted cash	$2,691
Accounts receivable, net	10,253
Other assets	1,516
Identifiable intangible assets	11,740
Goodwill	28,918
Accounts payable	(5,578)
Accrued compensation	(2,683)
Deferred income tax liability	(4,506)
Other liabilities	(351)

Total consideration	$42,000

The fair value of accounts receivable, accounts payable, accrued compensation, and other liabilities approximates the carrying amount of those assets and liabilities at the acquisition date. The fair value of accounts receivable due under agreements with customers is $10.3 million. The gross amount due under the agreements is $10.4 million, of which approximately $100,000 is expected to be uncollectible. Of the $42 million in consideration paid for TermNet, $8.4 million has been placed in escrow for a period of 18 months to secure certain claims that may be brought against the escrowed consideration by TSYS pursuant to the merger agreement. Consideration is contingent and may be returned to the Company pursuant to indemnification commitments made by, in general, the shareholders of TermNet related to, among other things, a breach of the representations and warrantees made in the merger agreement, possible excess merchant chargebacks, and losses arising out of certain asset dispositions and lease terminations. Such indemnification commitments are recognized as a possible asset receivable and measured at fair value. Based upon the probability of various possible outcomes related to the indemnification commitments, TSYS has determined that the fair value of any receivable asset would be immaterial. The maximum amount of contingent consideration returnable to the Company related to certain indemnification commitments made by TermNet is limited to the consideration held in escrow. The maximum amount of contingent consideration returnable to the Company related to fundamental representations and warranties made by TermNet is unlimited.

Identifiable intangible assets acquired in the TermNet acquisition include customer relationships, channel relationships, and non-compete agreements. The identifiable intangible assets had no significant estimated residual value. These intangible assets are being amortized over their estimated useful lives of 2 to 10 years based on the pattern of expected future economic benefit, which approximates a straight-line basis over the useful lives of the assets. The fair value of the acquired identifiable intangible assets of $11.7 million was estimated using the income approach (discounted cash flow and relief from royalty methods) and cost approach. The fair values and useful lives of the identified intangible assets were primarily determined using forecasted cash flows, which included estimates for certain assumptions such as revenues, expenses, attrition rates, and royalty rates. The estimated fair value of identifiable intangible assets acquired in the acquisition of TermNet and the related estimated weighted average useful lives are as follows:

	Fair Value (in millions)	Weighted Average Useful Lives
Customer relationships	$10.0	7.0 years
Channel relationships	1.6	10.0 years
Covenants-not-to-compete	0.1	2.0 years

Total acquired identifiable intangible assets	$11.7	7.3 years

The fair value measurement of the identifiable intangible assets is based on significant inputs that are not observable in the market and therefore, represents a Level 3 measurement as defined in ASC 820. Key assumptions include (a) cash flow projections based on market participant and internal data, (b) a discount rate of 14%, (c) a pre-tax royalty rate range of 3-10%, (d) an attrition rate of 20%, (e) an effective tax rate of 36%, and (f) a terminal value based on a long-term sustainable growth rate of 3%.

In connection with the TermNet acquisition, TSYS incurred $192,000 in acquisition-related costs primarily related to professional legal, finance, and accounting costs. These costs were expensed as incurred and are included in selling, general, and administrative expenses in the income statement for 2011.

TSYS Merchant Solutions

On March 1, 2010, TSYS announced the signing of an Investment Agreement with First National Bank of Omaha (FNBO) to form a new joint venture company, First National Merchant Solutions (FNMS). On January 4, 2011, TSYS announced it had acquired the remaining 49 interest in FNMS, effective January 1, 2011, from FNBO. The entity was rebranded as TSYS Merchant Solutions (TMS).

TMS offers transaction processing, merchant support and underwriting, and business and value-added services, as well as Visa- and MasterCard-branded prepaid cards for businesses of any size.

Under the terms of the Investment Agreement, TSYS acquired 51% ownership of FNMS Holding, LLC (“FNMS Holding”), which owned 100% of FNMS, for approximately $150.5 million, while FNBO owned the remaining 49%. The transaction closed on April 1, 2010.

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

$150,450

The Investment Agreement includes a contingent right of TSYS to receive a return of consideration paid (“contingently returnable consideration”) if certain specified major customer contracts are terminated or modified prior to the first anniversary of the closing, which has since expired. Contingently returnable consideration is recognized as an asset and measured at fair value. Based upon the probability of outcomes, TSYS determined the fair value of the contingently returnable consideration would approximate zero. The maximum amount of contingently returnable consideration is not significant.

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

This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC 820. Key assumptions include (a) cash flow projections based on market participant and internal data, (b) a discount rate range of 4% to 14%, (c) a royalty rate range of 1.5% to 7%, (d) an attrition rate range of 10% to 30%, and (e) an effective tax rate of approximately 36%.

The fair value of the noncontrolling interest in TMS, owned by a private company, was estimated by applying the income and market approaches. In particular, a discounted cash flow method, a guideline companies method, and a recent equity transaction were employed. This fair value measurement is based on significant inputs that are both observable (Level 2) and non-observable (Level 3) in the market as defined in ASC 820. Key assumptions include (a) cash flow projections based on market participant data and developed by Company management, (b) a discount rate range of 12% to 14%, (c) a terminal value based on long-term sustainable growth rates ranging between 3% and 5%, (d) an effective tax rate of approximately 36%, (e) financial multiples of companies deemed to be similar to TMS, and (f) adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in TMS.

With the acquisition of TMS on April 1, 2010, TSYS’ incremented revenue compared to the prior year associated with acquisitions was $32.7 million and $97.7 million for the years ended December 31, 2011 and 2010, respectively. For the years ended December 31, 2011 and 2010, TSYS has included approximately $4.2 million and $12.7 million, respectively, in income netted against acquisition related costs associated with TMS.

Other

On October 1, 2011, TSYS acquired contract-based intangible assets in its Merchant Services segment for $2.6 million. These intangible assets are being amortized on a straight-line basis over their estimated useful lives of five years.

In May 2011, TSYS made a payment of $6.0 million of contingent merger consideration in connection with the purchase of Infonox, which was accounted for under SFAS No. 141. The payment of the contingent merger consideration by TSYS was recorded as goodwill and had no impact on our results of operations.

Pro forma Results of Operations

The pro forma revenue and earnings of TermNet are not material to the consolidated financial statements. The amounts of TMS’ revenue and earnings included in TSYS’ consolidated income statement for the years ended December 31, 2011 and 2010, and the pro forma revenue and earnings of the combined entity had the acquisition date been January 1, 2010 are:

(in thousands)	Revenue	Net Income Attributable to TSYS Common Shareholders	Basic EPS Attributable to TSYS Common Shareholders	Diluted EPS Attributable to TSYS Common Shareholders
Actual from 1/1/2011-12/31/2011	$1,808,966	$220,559	$1.15	$1.15
Actual from 1/1/2010-12/31/2010	$1,717,577	$193,947	$0.99	$0.99
Supplemental pro forma for 1/1/2010-12/31/2010	$1,745,244	$202,242	$1.03	$1.03

NOTE 25	Collaborative Arrangement

In January 2009, TSYS adopted the authoritative guidance under ASC 808, “Collaborative Arrangements.” The guidance under ASC 808 is effective for reporting periods beginning after December 15, 2008, and it requires restatement of prior periods for all collaborative arrangements existing as of the effective date.

TSYS has a 45% ownership interest in an enterprise jointly owned with two other entities which operates aircraft for the owners’ internal use. The arrangement allows each entity access to the aircraft and each entity pays for its usage of the aircraft. Each quarter, the net operating results of the enterprise are shared among the owners based on their respective ownership percentage.

TSYS records its usage of the aircraft and its share of net operating results of the enterprise in selling, general and administrative expenses.

NOTE 26	Earnings Per Share

The following table illustrates basic and diluted EPS under the guidance of ASC 260:

	December 31, 2011		December 31, 2010		December 31, 2009
(in thousands, except per share data)	Common Stock	Participating Securities	Common Stock	Participating Securities	Common Stock	Participating Securities
Basic EPS:
Net income	$220,559		193,947		215,213
Less income allocated to nonvested awards	(805)	805	(959)	959	(1,644)	1,644

Net income allocated to common stock for EPS calculation(a)	$219,754	805	192,988	959	213,569	1,644

Average common shares outstanding(b)	191,239	707	195,378	975	195,623	1,511

Basic EPS(a)/(b)	$1.15	1.14	0.99	0.98	1.09	1.09

Diluted EPS:
Net income	$220,559		193,947		215,213
Less income allocated to nonvested awards	(804)	804	(959)	959	(1,644)	1,644

Net income allocated to common stock for EPS calculation(c)	$219,755	804	192,988	959	213,569	1,644

Average common shares outstanding	191,239	707	195,378	975	195,623	1,511
Increase due to assumed issuance of shares related to common equivalent shares outstanding	345		193		63

Average common and common equivalent shares outstanding(d)	191,584	707	195,571	975	195,686	1,511

Diluted EPS(c)/(d)	$1.15	1.14	0.99	0.98	1.09	1.09

The diluted EPS calculation excludes stock options and nonvested awards that are convertible into 3.6 million common shares for the year ended December 31, 2011, and excludes 9.0 million and 7.0 million common shares for the years ended December 31, 2010 and 2009, respectively, because their inclusion would have been anti-dilutive.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, cash flows, and equity and comprehensive income for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Atlanta, Georgia

February 24, 2012

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework.

Based on our assessment management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

KPMG LLP, the independent registered public accounting firm who audited the Company’s consolidated financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2011 that appears on the proceeding page.

Philip W. Tomlinson	James B. Lipham
Chairman of the Board &	Senior Executive Vice President &
Chief Executive Officer	Chief Financial Officer

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 21, 2012, there were 27,064 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $0.10 per share was declared on October 25, 2011, and was paid January 3, 2012, to shareholders of record on December 15, 2011. Total dividends declared in 2011 and in 2010 amounted to $59.2 million and $54.9 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2011 and 2010.

(in thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011	Revenues	$429,430	447,555	459,747	472,234
	Operating income	73,028	78,530	81,180	89,718
	Net income attributable to TSYS common shareholders	48,790	53,747	58,148	59,874
	Basic earnings per share attributable to TSYS common shareholders	0.25	0.28	0.30	0.31
	Diluted earnings per share attributable to TSYS common shareholders	0.25	0.28	0.30	0.31
	Cash dividends declared	0.07	0.07	0.07	0.10
	Stock prices:
	High	18.16	18.64	17.25	19.71
	Low	17.99	18.36	16.86	19.54
	Close	18.02	18.58	16.93	19.56

2010	Revenues	$413,464	430,886	433,236	439,991
	Operating income	79,713	79,828	78,914	70,974
	Net income attributable to TSYS common shareholders	51,328	49,703	45,743	47,173
	Basic earnings per share attributable to TSYS common shareholders	0.26	0.25	0.23	0.24
	Diluted earnings per share attributable to TSYS common shareholders	0.26	0.25	0.23	0.24
	Cash dividends declared	0.07	0.07	0.07	0.07
	Stock prices:
	High	17.75	16.99	15.74	16.10
	Low	14.11	13.52	13.41	14.97
	Close	15.66	13.60	15.24	15.38

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor’s 500 Index and the Standard & Poor’s Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2006 and reinvestment of all dividends).

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN

AMONG TSYS, THE S&P 500 INDEX

AND THE S&P SYSTEMS SOFTWARE INDEX

	2006	2007	2008	2009	2010	2011
TSYS	$100	$120	$61	$76	$69	$90
S&P 500	$100	$105	$66	$84	$97	$99
S&P SS	$100	$120	$75	$113	$119	$107