Form 10-K, Exhibit 13
period 2012-12-31
TOTAL SYSTEM SERVICES INC
filed 2013-02-26
CIK 721683

Exhibit 13.1

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Financial Review sections of the Annual Report. The historical trends in Total System Services, Inc.‘s (TSYS’ or the Company’s) results of operations and financial position over the last five years are presented below.

	Years Ended December 31,
(in thousands, except per share data)	2012	2011	2010	2009	2008
Income Statement Data:
Total revenues	$1,870,972	1,808,966	1,717,577	1,677,483	1,711,534

Operating income	$357,652	322,456	309,429	344,026	371,122

Income from continuing operations, net of tax	$249,923	222,662	208,866	225,720	253,085
Loss from discontinued operations, net of tax	—	—	(3,245)	(6,544)	(1,409)

Net income	249,923	222,662	205,621	219,176	251,676
Net income attributable to noncontrolling interests	(5,643)	(2,103)	(11,674)	(3,963)	(1,576)

Net income attributable to TSYS common shareholders	$244,280	220,559	193,947	215,213	250,100

Basic earnings per share (EPS)* attributable to TSYS common shareholders:
Income from continuing operations	$1.30	1.15	1.00	1.12	1.27
Loss from discontinued operations	—	—	(0.02)	(0.03)	(0.01)

Net income	$1.30	1.15	0.99	1.09	1.26

Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$1.29	1.15	1.00	1.12	1.27
Loss from discontinued operations	—	—	(0.02)	(0.03)	(0.01)

Net income	$1.29	1.15	0.99	1.09	1.26

Cash dividends declared per share	$0.40	0.31	0.28	0.28	0.28

	At December 31,
(in thousands)	2012	2011	2010	2009	2008
Balance Sheet Data:
Total assets	$2,023,838	1,858,392	1,952,261	1,710,954	1,550,024
Obligations under long-term debt and capital leases, excluding current portion	192,014	63,593	225,276	205,123	209,871

*	Note: Basic and diluted EPS amounts for continuing operations and net income do not total due to rounding.

Financial Overview

TSYS’ revenues are derived from providing global payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company’s services are provided through the Company’s three operating segments: North America Services, International Services and Merchant Services.

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

In 2009, the Merchant Services segment’s revenues represented approximately 19% of the Company’s total revenues. As part of its strategic plan to diversify, the Company acquired companies between 2010 and 2012 to expand the Merchant Services segment in the direct acquiring business. Refer to Notes 1 and 24 in the consolidated financial statements for further information related to these acquisitions.

The following table sets forth each segment’s revenues as a percentage of the Company’s total revenues:

	Years Ended December 31,
	2012	2011	2010
North America Services	51%	51%	54%
International Services	22	22	19
Merchant Services	27	27	27

Total revenues	100%	100%	100%

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

A significant amount of the Company’s revenues is derived from long-term contracts with large clients. Processing contracts with large clients, representing a significant portion of the Company’s total revenues, generally provide for discounts on certain services based on the size and activity of clients’ portfolios. Therefore, revenues and the related margins are influenced by the client mix relative to the size of client portfolios, as well as the number and activity of individual cardholder or merchant accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a change in client mix toward larger clients.

Economic Conditions

Many of TSYS’ businesses rely in part on the number of consumer credit transactions which had been reduced by a weakened U.S. and world economy and difficult credit markets. As a result of these economic conditions in the U.S., credit card issuers had been reducing credit limits and closing accounts and were more selective with respect to whom they issue credit cards. However, general economic conditions in the U.S. and other areas of the world have shown improvement during 2010, 2011 and 2012. These improved economic conditions led card issuers to increase card solicitations. Continued improvement of economic conditions in the U.S. could positively impact future revenues and profits of the Company.

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

The Financial Reform Act, which includes the Durbin Amendment to the Electronic Funds Transfer Act, mandates that the Federal Reserve Board limit debit card interchange fees. Final rules were issued in June 2011. The final rules cap interchange fees for debit transactions at $0.21 plus five basis points of the transaction and require that the amount of any debit interchange transaction fee charged be reasonable and proportional to the costs incurred in connection with the transaction.

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

Risk factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations are listed in the Company’s forward-looking statements. Negative developments in these or other risk factors could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

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

A summary of the Company’s critical accounting estimates applicable to all three reportable operating segments follows:

Allowance for Doubtful Accounts and Billing Adjustments

The Company estimates the allowances for doubtful accounts. When estimating the allowances for doubtful accounts, the Company takes into consideration such factors as its knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior experience with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company’s large clients could have a material adverse effect on collectability of receivables and thus the adequacy of the allowance for doubtful accounts. If the actual collectability of clients’ accounts is not consistent with the Company’s estimates, bad debt expense, which is recorded in selling, general and administrative expenses, may be materially different than was initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

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

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, or diminished prospects for current clients. Note 9 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company’s Consolidated Balance Sheet as of December 31, 2012 was $161.3 million.

Software Development Costs

In evaluating for recoverability, expected undiscounted net operating cash flows are estimated by management. The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product, which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. If the actual cash flows are not consistent with the Company’s estimates, a material write-off may result and net income may be materially different than was initially recorded. Assumptions and estimates about future cash flows and remaining useful lives of our software are complex and subjective. They can be affected by a variety of factors, including industry and economic trends, changes in our business strategy, and changes in our internal forecasts. Note 8 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company’s Consolidated Balance Sheet as of December 31, 2012 was $71.6 million.

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

Goodwill

In evaluating for impairment, discounted net cash flows for future periods are estimated by management. In accordance with the provisions of Accounting Standards Codification (ASC) 350, “Intangibles — Goodwill and Other,” goodwill is required to be tested for impairment at least annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 10 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company’s Consolidated Balance Sheet as of December 31, 2012 was $518.3 million.

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

Revenue Recognition

The Company recognizes revenues in accordance with the provisions of Staff Accounting Bulletin (SAB) No. 104, which sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the provisions of ASC 605 Revenue Recognition. ASC 605 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

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

As our business and service offerings change in the future, our determination of the number of deliverables in an arrangement and related units of accounting and our future pricing practices may result in changes in our estimates of vendor-specific objective evidence of selling price (VSOE) and estimate of the standalone selling price (ESP), which may change the ratio of fees allocated to each service or unit of accounting in a given customer arrangement. There were no material changes or impact to revenue in revenue recognition in the year ended December 31, 2012 due to any changes in our determination of the number of deliverables in an arrangement, units of accounting, or estimates of VSOE or ESP.

Reserve for Merchant Losses

The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a reserve against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss reserve was established using historical loss rates, applied to recent bankcard processing volume. At December 31, 2012, the Company had a merchant loss reserve in the amount of $906,000.

Transaction Processing Provisions

The Company records estimates to reserve for contract contingencies (performance penalties) and processing errors. A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When estimating these reserves, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones, and known processing errors not covered by insurance. If the actual performance penalties incurred are not consistent with the Company’s estimates, performance penalties and processing errors, which is recorded in cost of services, may be materially different than was initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

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

CONTRACTUAL OBLIGATIONS:    The total liability for uncertain tax positions under ASC 740, “Income Taxes,” at December 31, 2012 is $9.0 million. Refer to Note 20 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next year.

Recent Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (FASB) issued ASU 2012-04,“Technical Corrections and Improvements.” ASU 2012-04 updates Accounting Standards Codification for technical corrections, clarifications, and improvements. The amendments in this update cover a wide range of topics in the Codification and are presented in two sections —Technical Corrections and Improvements (Section A) and Conforming Amendments Related to Fair Value Measurements (Section B). The amendments that will not have transition guidance will be effective upon issuance. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The Company has determined the impact of adopting ASU 2012-04 on its financial position, results of operations and cash flows to be immaterial.

In August 2012, the FASB issued ASU 2012-03,“Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22.” The ASU is effective immediately. The Company has determined the impact of adopting ASU 2012-03 on its financial position, results of operations and cash flows to be immaterial.

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets. An entity that elects to perform a qualitative assessment is required to perform the quantitative impairment test for an indefinite-lived intangible asset if it is more likely than not that the asset is impaired. The ASU, which applies to all public, private, and not-for-profit organizations, is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company has determined the impact of adopting ASU 2012-02 on its financial position, results of operations and cash flows to be immaterial.

Results of Operations

Revenues

The Company generates revenues by providing transaction processing and other payment-related services. The Company’s pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions processed or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for customers through tiered pricing of various thresholds for volume activity. TSYS’ revenues are based upon transactional information accumulated by its systems or reported by its customers. The Company’s revenues are impacted by currency translation of foreign operations, as well as doing business in the current economic environment. Of the total revenue increase of 3.4% for the year ended December 31, 2012, the Company estimates revenues decreased by a net 2.2% due to foreign currency exposure and pricing, and increased 1.5% due to the impact of acquisitions and 4.1% as a result of volume changes.

TSYS’ revenues are generated primarily from charges based on the number of accounts on file (AOF), transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder AOF. Cardholder AOF include active and inactive consumer credit, retail, debit, stored value, government services and commercial card accounts.

TSYS’ revenues in its North America Services and International Services segments are influenced by several factors, including volumes related to AOF and transactions. TSYS estimates that approximately 49% of these segments’ revenues is AOF and transaction volume driven. The remaining 51% of payment processing revenues are not AOF and transaction volume driven, and are derived from production and optional services TSYS considers to be value added products and services, custom programming and licensing arrangements.

Whether or not an account on file is active can impact TSYS’ revenues differently. Active accounts are accounts that have had monetary activity either during the current month or in the past 90 days based on contractual definition. Inactive accounts are accounts that have not had a monetary transaction (such as a purchase or payment) in the past 90 days. The more active an account is, the more revenue is generated for TSYS (items such as transactions and authorizations processed and statements billed).

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

TSYS’ Merchant Services revenues are influenced by several factors, including volumes related to transactions and dollar sales volume, which are approximately 76% of this segment’s revenues. The remaining 24% of Merchant Services’ revenues are derived from value added services, monthly statement fees, compliance fees and miscellaneous services.

A summary of the consolidated financial highlights for the years ended December 31, 2012, 2011 and 2010 is provided below:

	Years Ended December 31,			Percent Change
(in millions, except per share data)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Total revenues	$1,871.0	1,809.0	1,717.6	3.4%	5.3%
Operating income	357.7	322.5	309.4	10.9	4.2
Net income attributable to TSYS common shareholders	244.3	220.6	193.9	10.8	13.7
Basic EPS(1) attributable to TSYS common shareholders:
Income from continuing operations	1.30	1.15	1.00	13.1	14.4
Net income	1.30	1.15	0.99	13.1	16.3
Diluted EPS(1) attributable to TSYS common shareholders:
Income from continuing operations	1.29	1.15	1.00	12.5	14.3
Net income	1.29	1.15	0.99	12.5	16.2
Cash flows from operating activities	455.8	436.3	389.2	4.5	12.1
Key indicators:
AOF	479.4	404.2	342.9	18.6	17.9
Cardholder transactions processed	9,776.8	8,645.0	7,667.9	13.1	12.7

(1)	Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under ASC 260 “Earnings Per Share.” Refer to Note 26 in the consolidated financial statements for more information on EPS.

Total revenues increased 3.4%, or $62.0 million, for the year ended December 31, 2012, compared to the year ended December 31, 2011, which increased 5.3%, or $91.4 million, compared to the year ended December 31, 2010. The increases in revenues for 2012 and 2011 include a decrease of $6.0 million and an increase of $16.8 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches.

Excluding reimbursable items, revenues increased 5.0%, or $77.8 million, for the year ended December 31, 2012, compared to the year ended December 31, 2011, which increased 6.8%, or $98.3 million, compared to the year ended December 31, 2010. The Company expanded its product and service offerings through acquisitions during 2012 and 2011. The impact of these acquisitions on consolidated total revenues during the year of acquisition was $27.1 million and $42.4 million in 2012 and 2011, respectively.

Major Customer

A significant amount of the Company’s revenues is derived from long-term contracts with large clients. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. The loss of one of the Company’s large clients could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

On July 19, 2012, TSYS announced that it finalized a master services agreement, with a minimum six year term, with Bank of America to provide processing services for its consumer credit card portfolios in the U.S. In addition, TSYS will continue to process Bank of America’s commercial credit card portfolios in the U.S. and internationally. TSYS plans to complete the conversion of Bank of America’s consumer card portfolio from its in-house processing system in mid-2014. Following the processing term, the agreement provides Bank of America the option to use the TS2 software pursuant to a license under a long-term payment structure for purposes of processing its consumer card portfolio.

The master services agreement with Bank of America provides for a tiered-pricing arrangement for both the consumer card portfolio, which is expected to be converted in 2014, and the existing commercial card portfolios.

In June 2009, Bank of America announced that it formed a new joint venture to provide merchant services. In November 2010, TSYS and Bank of America agreed to a new agreement, during the term of which TSYS expects merchant services revenues from Bank of America to decline as Bank of America transitions its services to its new joint venture.

The loss of Bank of America as a merchant services client is not expected to have a material adverse effect on TSYS’ financial position, results of operations or cash flows. However, the loss will have a significant adverse effect on the Merchant Services segment’s financial position, results of operations and cash flows.

Refer to Note 22 in the consolidated financial statements for more information on major customers.

The Company works to maintain a large and diverse customer base across various industries. The Company has large clients representing a significant portion of its total revenues. The loss of any one of these large clients could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Operating Segments

TSYS’ services are provided through three operating segments: North America Services, International Services and Merchant Services.

The Company’s North America Services and International Services segments have many long-term customer contracts with card issuers providing account processing and output services for printing and embossing items. These contracts generally require advance notice prior to the end of the contract if a client chooses not to renew. Additionally, some contracts may allow for early termination upon the occurrence of certain events such as a change in control. The termination fees paid upon the occurrence of such events are designed primarily to cover balance sheet exposure related to items such as capitalized conversion costs or client incentives associated with the contract and, in some cases, may cover a portion of lost future revenue and profit. Although these contracts may be terminated upon certain occurrences, the contracts provide the segment with a steady revenue stream since a vast majority of the contracts are honored through the contracted expiration date.

These services are provided throughout the period of each account’s use, starting from a card-issuing client processing an application for a card. Services may include processing the card application, initiating service for the cardholder, processing each card transaction for the issuing retailer or financial institution and accumulating the account’s transactions. Fraud management services monitor the unauthorized use of accounts which have been reported to be lost, stolen, or which exceed credit limits. Fraud detection systems help identify fraudulent transactions by monitoring each account holder’s purchasing patterns and flagging unusual purchases. Other services provided include customized communications to cardholders, information verification associated with granting credit, debt collection, and customer service.

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

This segment has one major customer. Below is a summary of the North America Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Total revenues	$965.4	954.6	956.5	1.1%	(0.2)%
Reimbursable items	138.6	145.5	147.5	(4.7)	(1.4)
Operating income*	287.6	253.8	245.0	13.3	3.6
Operating margin*	29.8%	26.6%	25.6%
Key indicators:
AOF	424.8	351.4	296.7	20.9	18.5
Transactions	8,102.3	7,218.4	6,408.3	12.2	12.6

*	Note: Segment operating results do not include expenses associated with Corporate Administration. Refer to Note 22 for more information on operating segments.

The $10.8 million increase in segment total revenues for 2012, as compared to 2011, is attributable to a $67.3 million increase in new business and internal growth partially offset by a $49.7 million decrease related to client deconversions, price reductions and termination fees and a $6.9 million decrease in reimbursable items due to lost business. The decrease related to price reductions includes a price reduction related to a tiered-pricing arrangement signed in the third quarter of 2012. The $1.9 million decrease in segment total revenues in 2011 as compared to 2010, is attributable to a $2.0 million decrease in reimbursable items due to lost business and a $55.9 million decrease related to client deconversions, price reductions and termination fees. This decrease was mostly offset by a $55.9 million increase in new business and internal growth.

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

This segment has one major customer.

Below is a summary of the International Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Total revenues	$413.5	394.8	335.0	4.7%	17.9%
Reimbursable items	17.3	14.7	13.1	17.8	12.2
Operating income*	27.3	41.4	42.7	(34.0)	(3.0)
Operating margin*	6.6%	10.5%	12.7%
Key indicators:
AOF	54.6	52.8	46.3	3.4	14.0
Transactions	1,674.5	1,426.6	1,259.9	17.4	13.3

*	Note: Segment operating results do not include expenses associated with Corporate Administration. Refer to Note 22 for more information on operating segments.

The $18.7 million increase in segment total revenues for 2012, as compared to 2011, is attributable to a $37.4 million increase in new business and organic growth and an increase of $2.6 million in reimbursable items, which is partially offset by a decrease of $6.5 million related to the impact of foreign currency translation, and $14.8 million of lost business. The $59.8 million increase in segment total revenues for 2011, as compared to 2010, is attributable to a $43.2 million increase in new business and organic growth and a $16.8 million increase related to the impact of foreign currency translation, which is partially offset by lost business. The segment revenues for 2011 also included a deconversion fee received from a client for the discontinuance of an account portfolio.

TSYS terminated its Japan Gift Card program in February 2013 due to negative future cash flows resulting from the loss of two of the Gift Card program’s major customers. The program’s negative future cash flows indicated that the carrying value of its assets would not be recovered. As a result, a provision for the program’s future losses was made and its assets were written down to zero.

Movements in foreign currency exchange rates as compared to the U.S. dollar can result in foreign denominated financial statements being translated into fewer U.S. dollars, which impact the comparison to prior periods when the U.S. dollar was weaker. For 2013, TSYS does not expect any significant movements from the rates that existed at December 31, 2012.

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

The revenues of the Merchant Services segment increased due to the acquisitions of Central Payment Co., LLC (CPAY) in 2012, TermNet Merchant Services, Inc. (TermNet) in 2011, and TSYS Merchant Solutions (TMS) in 2010. For more information on these acquisitions, please see Note 24 in the consolidated financial statements.

This segment has one major customer.

Below is a summary of the Merchant Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Total revenues	$512.6	488.0	458.9	5.0%	6.3%
Reimbursable items	102.9	114.8	121.7	(10.4)	(5.7)
Operating income*	132.1	113.0	102.4	16.9	10.3
Operating margin*	25.8%	23.2%	22.3%
Key indicators:
Point-of-sale transactions	4,877.6	4,955.5	5,315.4	(1.6)	(6.8)
Dollar sales volume	38,864.2	33,674.2	23,556.4	15.4	43.0

*	Note: Segment operating results do not include expenses associated with Corporate Administration. Refer to Note 22 for more information on operating segments.

The $24.6 million increase in segment total revenues for 2012, as compared to 2011, is attributable to a $27.1 million increase for acquisitions and $16.9 million in new business and internal growth partially offset by $7.3 million associated with lost business, deconversions, and price compression, and a $11.9 million decrease in reimbursable items. The $29.1 million increase in segment total revenues for 2011, as compared to 2010, is attributable to a $42.4 million increase for acquisitions partially offset by lower volume, the impact of the Durbin amendment, deconversions, and price compression.

The Merchant Services segment results are driven by dollar sales volume and the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. This segment’s authorization and capture transactions are primarily through dial-up or Internet connectivity.

Operating Expenses

The changes in cost of services, and selling, general and administrative expenses for the years ended December 31, 2012 and 2011 include an increase of $10.7 million and $16.2 million, respectively, related to the effects of currency translation of the Company’s foreign based subsidiaries and branches. The impact of acquisitions on consolidated total expenses was $20.0 million in 2012. The impact of acquisitions on consolidated total expenses was $39.1 million in 2011.

Federal legislation was recently enacted which makes extensive changes to the current system of health care insurance and benefits. The Company has reviewed the legislation and, based upon information available, estimates the impact of the legislation was approximately $600,000 on 2012 and approximately $1.4 million on 2011.

Nonoperating Income (Expense)

Nonoperating income (expense) consists of interest income, interest expense, gains and losses on currency translations and gains and losses on investments in private equity. Nonoperating income decreased in 2012 as compared to 2011, and increased in 2011 as compared to 2010.

Interest income for 2012 was $1.5 million, a 140.8% increase compared to $620,000 in 2011, which was a 2.8% decrease compared to $638,000 in 2010. The variation in interest income is primarily attributable to changes in short-term interest rates in 2012 and 2011 and the amount of cash available for investments.

Interest expense for both 2012 and 2011 was $3.2 million. The increase in interest expense in 2011 of $348,000 compared to $2.9 million in 2010 is attributable to additional debt borrowings during the fourth quarter of 2011.

For the years ended December 31, 2012, 2011 and 2010, the Company recorded a translation loss of approximately $2.0 million, $3.1 million and $162,000, respectively, related to intercompany loans and foreign denominated cash and accounts receivable balances.

The Company recorded a gain on its investments in private equity of $898,000 for the year ended December 31, 2012 as a result of a change in fair value.

Income Taxes

Income tax expense was $115.1 million, $102.6 million, and $106.1 million in 2012, 2011 and 2010, respectively, representing effective income tax rates of 31.9%, 31.6%, and 34.9%, respectively. The calculation of the effective tax rate excludes noncontrolling interest in consolidated subsidiaries’

net income and includes equity in income of equity investments in pretax income.

During 2012, the Company generated foreign net operating loss benefits and state tax credits in excess of its utilization capacity based on both the Company’s current operations and with consideration of future tax planning strategies. Based upon these same considerations, the Company reassessed its need for valuation allowances in other foreign jurisdictions. Accordingly, the Company experienced a net increase in its valuation allowance for deferred income tax assets of $0.2 million.

TSYS has adopted the permanent reinvestment exception under ASC 740, “Income Taxes,” with respect to future earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested. No provision for U.S. federal and state incomes taxes has been made in our consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $70.1 million at December 31, 2012. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

In 2012, TSYS reassessed its contingencies for foreign, federal and state exposures, which resulted in a net increase in tax contingency amounts of approximately $3.3 million.

Refer to Note 20 in the consolidated financial statements for more information on income taxes.

Equity in Income of Equity Investments

TSYS’ share of income from its equity in equity investments was $10.2 million, $8.7 million, and $7.1 million for 2012, 2011 and 2010, respectively. The increase in equity income is the result of the growth in CUP Data. Refer to Note 11 in the consolidated financial statements for more information on equity investments.

Loss from Discontinued Operations, net of tax

Loss from discontinued operations, net of tax in 2010 contains the operating results of TSYS POS Systems and Services, LLC and the loss on the sale of the subsidiary. Refer to Note 2 in the consolidated financial statements for more information on discontinued operations.

Net Income

Net income increased 12.2% to $249.9 million in 2012, compared to 2011. In 2011, net income increased 8.3% to $222.7 million, compared to $205.6 million in 2010.

Net income attributable to noncontrolling interests in 2012 increased to $5.6 million, as compared to $2.1 million in 2011 and $11.7 million in 2010. The increase in 2012, as compared to 2011, is the result of the acquisition of 60% of CPAY in 2012. The decrease in 2011, as compared to 2010, is the result of the acquisition of the remaining 49% of TMS in 2011.

Net income attributable to TSYS common shareholders increased 10.8% to $244.3 million (basic and diluted EPS of $1.30 and $1.29, respectively) in 2012, compared to 2011. In 2011, net income attributable to TSYS common shareholders increased 13.7% to $220.6 million (basic and diluted EPS of $1.15), compared to $193.9 million (basic and diluted EPS of $0.99) in 2010.

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

Below is the reconciliation between reported margins and adjusted margins excluding reimbursable items for the years ended December 31, 2012, 2011 and 2010:

	Years Ended December 31,
(in thousands)	2012	2011	2010
Operating income	$357,652	322,456	309,429

Net income	$249,923	222,662	205,621

Total revenues	$1,870,972	1,808,966	1,717,577
Less reimbursable items	252,481	268,268	275,141

Revenues before reimbursable items	$1,618,491	1,540,698	1,442,436

Operating margin (as reported)	19.1%	17.8%	18.0%

Net profit margin (as reported)	13.4%	12.3%	12.0%

Adjusted operating margin	22.1%	20.9%	21.5%

Adjusted net profit margin	15.4%	14.5%	14.3%

Projected Outlook for 2013

As compared to 2012, TSYS expects its 2013 net income attributable to TSYS common shareholders to increase by 9%-11%, its EPS attributable to TSYS common shareholders to increase by 10%-12%, its revenues before reimbursable items to increase by 6%-8% and its total revenues to increase by 5%-7%, based on the following assumptions with respect to 2013: (1) there will be no significant movements in the London Interbank Offered Rate (LIBOR) and TSYS will not make any significant draws on the remaining balance of its revolving credit facility; (2) there will be no significant movement in foreign currency exchange rates related to TSYS’ business; (3) TSYS will not incur significant expenses associated with the conversion of new large clients other than included in the 2013 estimate or acquisitions, or any significant impairment of goodwill or other intangibles; (4) there will be no deconversions of large clients during the year; and (5) the economy will not worsen.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2012	2011	2010
Net income	$249,923	222,662	205,621
Depreciation and amortization	170,610	169,165	163,111
Net change in current and other assets and current and other liabilities	14,627	18,682	4,520
Other noncash items and charges, net	13,069	18,975	7,745
Dividends from equity investments	7,524	6,835	6,572
Loss on disposal of subsidiary	—	—	1,591

Net cash provided by operating activities	$455,753	436,319	389,160

TSYS’ main source of funds is derived from operating activities, specifically net income. The increase in 2012, as compared to 2011, in net cash provided by operating activities was primarily the result of increased earnings. The increase in 2011, as compared to 2010, in net cash provided by operating activities was primarily the result of increased earnings and the net change in current and other assets and current and other liabilities.

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

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2012	2011	2010
Cash used in acquisitions and equity investments, net of cash acquired	$(188,698)	(47,909)	(148,531)
Additions to contract acquisition costs	(34,384)	(31,623)	(75,669)
Additions to licensed computer software from vendors	(33,001)	(19,502)	(69,826)
Purchases of property and equipment, net	(31,395)	(26,938)	(46,547)
Additions to internally developed computer software	(19,285)	(17,882)	(25,466)
Other	(3,031)	2,434	4,333

Net cash used in investing activities	$(309,794)	(141,420)	(361,706)

The major uses of cash for investing activities in 2012, 2011 and 2010 were for acquisitions, additions to contract acquisition costs, equipment, licensed computer software from vendors and internally developed computer software.

Cash Used in Acquisitions

In 2012, the Company used cash of $188.7 million in the acquisitions of ProPay Inc. (ProPay) and CPAY. In 2011, the Company used cash of $42.0 million in the acquisition of TermNet. In 2010, the Company acquired TMS for an aggregate consideration of approximately $150.5 million. Refer to Note 24 in the consolidated financial statements for more information on these acquisitions.

In May 2011, TSYS made a payment of $6.0 million of contingent merger consideration in connection with the purchase of Infonox on the Web, which was recorded as goodwill.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company’s processing systems. The Company’s investments in contract acquisition costs were $34.4 million in 2012, $31.6 million in 2011 and $75.7 million in 2010. The Company made cash payments for processing rights of $14.4 million, $5.2 million and $45.4 million in 2012, 2011 and 2010, respectively. Conversion cost additions were $20.0 million, $26.4 million and $30.3 million in 2012, 2011 and 2010, respectively.

Property and Equipment

Capital expenditures for property and equipment were $31.4 million in 2012, compared to $26.9 million in 2011 and $46.5 million in 2010. The majority of capital expenditures in 2012, 2011 and 2010 related to investments in new computer processing hardware.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors for increases in processing capacity were $33.0 million in 2012, compared to $19.5 million in 2011 and $69.8 million in 2010.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to and development of processing systems, were $19.3 million in 2012, $17.9 million in 2011, and $25.5 million in 2010.

Purchase of Private Equity Investments

On May 31, 2011, the Company entered into a limited partnership agreement in connection with its agreement to invest in an Atlanta-based venture capital fund focused exclusively on investing in technology-enabled financial services companies. Pursuant to the limited partnership agreement, the Company has committed to invest up to $20 million in the fund so long as its ownership interest in the fund does not exceed 50%. The Company made investments in the fund of $3.0 million and $1.6 million in 2012 and 2011, respectively. The Company recorded a gain on this investment of $898,000 for the year ended December 31, 2012.

Cash Flows from Financing Activities

	Years Ended December 31,
(in thousands)	2012	2011	2010
Principal payments on long-term debt borrowings and capital lease obligations	$(200,052)	(28,892)	(11,741)
Dividends paid on common stock	(94,035)	(53,949)	(55,087)
Repurchases of common stock	(74,939)	(121,271)	(46,228)
Subsidiary dividends paid to noncontrolling shareholders	(2,797)	(433)	(9,031)
Purchase of noncontrolling interests	—	(174,050)	—
Proceeds from borrowings of long-term debt	150,000	—	39,757
Other	8,858	7,542	654

Net cash used in financing activities	$(212,965)	(371,053)	(81,676)

The major uses of cash for financing activities have been the principal payment on long term debt and capital lease obligations, purchase of noncontrolling interests, payment of dividends and the purchase of stock under the stock repurchase plan as described below. The main source of cash from financing activities has been the use of borrowed funds. Net cash used in financing activities for the year ended December 31, 2012 was $213.0 million and was primarily the result of principal payments on long-term debt borrowings and capital lease obligations, payment of dividends and the repurchase of common stock offset by proceeds from borrowings of long-term debt. Net cash used in financing activities for the year ended December 31, 2011 was $371.1 million and was primarily the result of the acquisition of the remaining 49% interest in TMS, payment of dividends and the repurchase of common stock. The Company used $81.7 million in cash for financing activities for the year ended December 31, 2010 primarily for payments on long-term debt and capital lease obligations and the payments of cash dividends. Refer to Note 13 in the consolidated financial statements for more information on the long-term debt financing.

Financing

In September 2012, TSYS obtained a $150.0 million note payable from a third party vendor to pay off existing long term notes.

In December 2010, TSYS obtained a $39.8 million note payable from a third-party vendor related to financing the purchase of distributed systems software.

On October 30, 2008, the Company’s International Services segment obtained a credit agreement from a third-party to borrow up to approximately ¥2.0 billion, or $21 million, in a Yen-denominated three-year loan to finance activities in Japan. The rate is the LIBOR plus 80 basis points. The Company initially made a draw of ¥1.5 billion, or approximately $15.1 million. In January 2009, the Company made an additional draw down of ¥250 million, or approximately $2.8 million. In April 2009, the Company made an additional draw down of ¥250 million, or approximately $2.5 million. On December 3, 2011, the Company modified its loan to extend the maturity date to November 5, 2014.

Refer to Note 13 in the consolidated financial statements for further information on TSYS’ long-term debt and financing arrangements.

Purchase of Noncontrolling Interest

With the acquisition of TMS, the Company was a party to put and call arrangements with respect to the membership units that represented the remaining noncontrolling interest of FNMS Holding, LLC (FNMS Holding). The call and put arrangements could have been exercised at the discretion of TSYS or First National Bank of Omaha (FNBO) on April 1, 2015, 2016 and 2017, upon the dilution of FNBO’s equity ownership in FNMS Holding below a designated threshold and in connection with certain acquisitions by TSYS or FNMS Holding in excess of designated value thresholds.

On January 4, 2011, TSYS announced that it acquired, effective January 1, 2011, the remaining 49% interest in TMS from FNBO. The fair value of the noncontrolling interest in TMS, owned by a private company at December 31, 2010, was estimated by applying the income and market approaches. In particular, a discounted cash flow method, a guideline companies method, and a recent equity transaction were employed. This fair value measurement is based on significant inputs that are both observable (Level 2) and non-observable (Level 3) in the market as defined in ASC 820. Key assumptions include (a) cash flow projections based on market participant data and developed by Company management, (b) a discount rate of approximately 13%, (c) a terminal value based on a long-term sustainable growth rate of approximately 3%, (d) an effective tax rate of approximately 36%, (e) financial multiples of companies deemed to be similar to TMS, and (f) adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in TMS.

Refer to Note 24 in the consolidated financial statements for more information on the acquisition of TMS.

Stock Repurchase Plan

On April 20, 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. On May 3, 2011, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 10 million shares to up to 15 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2013. In July 2012, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 15 million shares to up to 20 million shares of TSYS stock. Through December 31, 2012, the Company purchased 12.9 million shares for approximately $240.4 million, at an average price of $18.64. The Company has 7.1 million shares remaining under the plan. Refer to Note 17 in the consolidated financial statements for more information on treasury stock.

Dividends

Dividends on common stock of $94.0 million were paid in 2012, compared to $53.9 million and $55.1 million in 2011 and 2010, respectively. The Company paid dividends of $0.50 per share in 2012 and $0.28 per share in 2011 and 2010. On October 25, 2011, TSYS announced that its Board of Directors approved a 42.9% increase in the regular quarterly dividend payable on the Company’s common stock from $0.07 per share to $0.10 per share, payable on

January 3, 2012 to shareholders of record as of the close of business on December 15, 2011.

Significant Noncash Transactions

During 2012, 2011 and 2010, the Company issued 311,000, 206,000, and 197,000 shares of common stock, respectively, to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued in the form of nonvested stock bonus awards for services to be provided in the future by such officers and employees. Beginning in 2011, the grants to the Board of Directors were fully vested on the date of grant. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

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

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2012, for the next five years and thereafter:

	Contractual Cash Obligations Payments Due By Period
(in millions)	Total	1 Year or Less	1 - 3 Years	3 - 5 Years	After 5 Years
Operating leases	$195	89	81	12	13
Debt obligations	202	27	55	120	—
Capital lease obligations	31	13	16	2	—

Total contractual cash obligations	$428	129	152	134	13

Income Taxes

The total liability for uncertain tax positions under ASC 740, “Income Taxes,” at December 31, 2012 is $9.0 million. Refer to Note 20 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company expects significant changes related to these obligations within the next year pursuant to the outcomes of ongoing federal examinations.

Foreign Operations

TSYS operates internationally and is subject to adverse movements in foreign currency exchange rates. TSYS does not enter into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes; however, the Company continues to analyze the potential use of hedging instruments to safeguard it from significant foreign currency translation risks.

TSYS maintains operating cash accounts outside the United States. Refer to Note 5 in the consolidated financial statements for more information on cash and cash equivalents. TSYS has adopted the permanent reinvestment exception under ASC 740 with respect to future earnings of certain foreign subsidiaries. While some of the foreign cash is available to repay intercompany financing arrangements, remaining amounts are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon its repatriation. Demand on the Company’s cash has increased as a result of its strategic initiatives. TSYS funds these initiatives through a balance of internally generated cash, external sources of capital, and, when advantageous, access to foreign cash in a tax efficient manner. Where local regulations limit an efficient intercompany transfer of amounts held outside of the U.S., TSYS will continue to utilize these funds for local liquidity needs. Under current law, balances available to be repatriated to the U.S. would be subject to U.S. federal income taxes, less applicable foreign tax credits. TSYS has provided for the U.S. federal tax liability on these amounts for financial statement purposes, except for foreign earnings that are considered permanently reinvested outside of the U.S. TSYS utilizes a variety of tax planning and financing strategies with the objective of having its worldwide cash available in the locations where it is needed.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 2.5:1. At December 31, 2012, TSYS had working capital of $344.2 million, compared to $269.6 million in 2011 and $494.5 million in 2010.

Legal Proceedings

General

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with ASC 450, “Contingencies.” In the opinion of management, based on current knowledge and in part upon the advice of legal counsel, all matters not specifically discussed below are believed to be adequately covered by insurance, or, if not covered, the possibility of losses from such matters are believed to be remote or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

NetSpend Matter

A putative class action lawsuit has been filed in connection with TSYS’ proposed acquisition of NetSpend Holdings, Inc. (NetSpend). This lawsuit, entitled Joan Litwin v. NetSpend Holdings, Inc. et al., was filed on February 22, 2013 in the Court of Chancery of the State of Delaware and names TSYS, NetSpend and the members of the board of directors of NetSpend as defendants. This lawsuit was brought by a purported stockholder of NetSpend, both individually and on behalf of a putative class of NetSpend stockholders, alleging that the members of NetSpend’s board of directors breached their fiduciary duties in connection with TSYS’ proposed acquisition of NetSpend by depriving NetSpend’s stockholders of the full and fair value of their ownership interest in NetSpend and by failing to inform NetSpend’s stockholders of material facts regarding the proposed acquisition. The plaintiff further alleges that NetSpend and TSYS aided and abetted the alleged breaches by NetSpend’s board of directors. The action seeks equitable relief, including, among other things, to enjoin consummation of TSYS’ acquisition of NetSpend, rescission of the related Agreement and Plan of Merger, an award of compensatory damages and/or rescissory damages, and an award of all costs, including reasonable attorneys’ fees and other expenses. TSYS believes that this lawsuit is without merit and intends to vigorously defend itself; however, there can be no assurance that it will be successful in its defense.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS’ expectation that the loss of Bank of America as a merchant services client will not have a material adverse effect on TSYS’ business; (ii) TSYS’ expectation that the Durbin Amendment will not have a significant negative impact on TSYS’ business; (iii) TSYS’ expectation with respect to foreign currency exchange rates; (iv) TSYS’ expectation with respect to the timing of the conversion of Bank of America’s consumer card portfolios; (v) TSYS’ expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (vi) TSYS’ earnings guidance for 2013 total revenues, revenues before reimbursable items, net income attributable to TSYS common shareholders and EPS attributable to TSYS common shareholders; (vii) TSYS’ belief with respect to lawsuits, claims and other complaints; (viii) TSYS’ expectation with respect to certain tax matters; (ix) the Board’s intention to continue to pay cash dividends; (xi) statements regarding the pending acquisition of NetSpend, and the assumptions underlying such statements. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; (iv) statements regarding the pending acquisition of NetSpend; and (v) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

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

•

continued consolidation and turmoil in the financial services and other industries during 2013, including the merger of TSYS clients with entities that are not TSYS processing clients, the sale of portfolios by TSYS clients to entities that are not TSYS processing clients and the nationalization or seizure by banking regulators of TSYS’ financial institution clients;

•	the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act on TSYS and our clients;

•	adverse developments with respect to the credit card industry in general, including a decline in the use of cards as a payment mechanism;

•	TSYS is unable to successfully manage any impact from slowing economic conditions or consumer spending;

•

the impact of potential and completed acquisitions, particularly the pending NetSpend acquisition, including the costs associated therewith and their being more difficult to integrate than anticipated;

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

•

other risk factors described in the “Risk Factors” and other sections of TSYS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and other filings with the Securities and Exchange Commission; and

•	TSYS’ ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Subsequent Event

On February 19, 2013, TSYS and NetSpend, a leading provider of general purpose reloadable (GPR) prepaid debit cards and related financial services to underbanked consumers in the United States, announced that they entered into a definitive agreement pursuant to which, upon the terms and subject to the conditions set forth in the agreement, TSYS will acquire NetSpend in an all cash transaction valued at approximately $1.4 billion. Under terms of the agreement, NetSpend shareholders will receive $16.00 in cash for each share of NetSpend common stock. The Company intends to finance the NetSpend acquisition with cash on hand and approximately $1.3 billion of additional indebtedness. In connection with the transaction, the Company entered into a commitment letter with certain of its lenders to provide a $1.2 billion bridge term loan facility to finance the NetSpend acquisition to the extent the Company has not obtained alternative financing before the closing of the transaction. The transaction is currently expected to close in mid-2013 and is subject to customary closing conditions, including approval by NetSpend shareholders, and required regulatory approvals. For additional information regarding the transaction, see TSYS’ Current Report on Form 8-K filed on February 19, 2013, which includes the press release announcing the NetSpend acquisition, the merger agreement for the transaction, and the commitment letter for the bridge term loan facility. There can be no assurance that the proposed acquisition will be completed, or if it is completed, that the expected benefits of the transaction will be realized.

Consolidated Balance Sheets

	December 31,
(in thousands, except per share data)	2012	2011
Assets
Current assets:
Cash and cash equivalents (Note 5)	$247,612	316,337
Accounts receivable, net of allowance for doubtful accounts and billing adjustments of $3.9 million and $4.1 million at 2012 and 2011, respectively	247,083	248,541
Deferred income tax assets (Note 20)	9,825	12,872
Prepaid expenses and other current assets (Note 6)	70,206	72,431

Total current assets	574,726	650,181
Goodwill (Note 10)	518,344	355,498
Property and equipment, net of accumulated depreciation and amortization (Note 7)	260,389	266,608
Computer software, net of accumulated amortization (Note 8)	226,917	215,244
Contract acquisition costs, net of accumulated amortization (Note 9)	161,267	162,987
Other intangible assets, net of accumulated amortization (Note 12)	130,054	81,250
Equity investments (Note 11)	87,764	82,924
Deferred income tax assets (Note 20)	5,334	4,069
Other assets	59,043	39,631

Total assets	$2,023,838	1,858,392

Liabilities
Current liabilities:
Accounts payable	$63,370	26,095
Accrued salaries and employee benefits	26,243	33,004
Current portion of long-term debt (Note 13)	27,361	181,251
Current portion of obligations under capital leases (Note 13)	13,263	14,363
Other current liabilities (Note 14)	100,282	125,863

Total current liabilities	230,519	380,576
Long-term debt, excluding current portion (Note 13)	174,859	39,104
Deferred income tax liabilities (Note 20)	48,074	32,889
Obligations under capital leases, excluding current portion (Note 13)	17,155	24,489
Other long-term liabilities	68,791	60,325

Total liabilities	539,398	537,383

Redeemable noncontrolling interest	39,505	—

Equity
Shareholders’ equity (Notes 15, 16, 17 and 18):
Common stock — $0.10 par value. Authorized 600,000 shares; 202,471 and 201,860 issued at 2012 and 2011, respectively; 187,031 and 189,031 outstanding at 2012 and 2011, respectively	20,247	20,186
Additional paid-in capital	141,793	125,948
Accumulated other comprehensive income(loss), net	1,408	(445)
Treasury stock (shares of 15,440 and 12,829 at 2012 and 2011, respectively)	(287,301)	(225,034)
Retained earnings	1,549,063	1,380,634

Total shareholders’ equity	1,425,210	1,301,289
Noncontrolling interests in consolidated subsidiaries	19,725	19,720

Total equity	1,444,935	1,321,009

Commitments and contingencies (Note 19)
Total liabilities and equity	$2,023,838	1,858,392

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share data)	2012	2011	2010
Total revenues	$1,870,972	1,808,966	1,717,577
Cost of services	1,262,310	1,257,970	1,201,012
Selling, general and administrative expenses	251,010	228,540	207,136

Operating income	357,652	322,456	309,429
Nonoperating expenses	(2,798)	(5,905)	(1,617)

Income from continuing operations before income taxes and equity in income of equity investments	354,854	316,551	307,812
Income taxes (Note 20)	115,102	102,597	106,088

Income from continuing operations before equity in income of equity investments	239,752	213,954	201,724
Equity in income of equity investments, net of tax (Note 11)	10,171	8,708	7,142

Income from continuing operations, net of tax	249,923	222,662	208,866
Loss from discontinued operations, net of tax	—	—	(3,245)

Net income	249,923	222,662	205,621
Net income attributable to noncontrolling interests	(5,643)	(2,103)	(11,674)

Net income attributable to TSYS common shareholders	$244,280	220,559	193,947

Basic earnings per share (EPS)* attributable to TSYS common shareholders (Note 26):
Income from continuing operations	$1.30	1.15	1.00
Loss from discontinued operations	—	—	(0.02)

Net income	$1.30	1.15	0.99

Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$1.29	1.15	1.00
Loss from discontinued operations	—	—	(0.02)

Net income	$1.29	1.15	0.99

Amounts attributable to TSYS common shareholders:
Income from continuing operations	$244,280	220,559	197,192
Loss from discontinued operations	—	—	(3,245)

Net income	$244,280	220,559	193,947

*	Note: Basic and diluted EPS amounts for continuing operations and net income may not total due to rounding.

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Other Comprehensive Income

	Years Ended December 31,
(in thousands)	2012	2011	2010
Net income	$249,923	222,662	205,621
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	2,183	1,674	(6,796)
Postretirement healthcare plan adjustments	(1,666)	1,056	(729)

Other comprehensive income (loss)	517	2,730	(7,525)

Comprehensive income	250,440	225,392	198,096
Comprehensive income attributable to noncontrolling interests	4,307	2,721	12,406

Comprehensive income attributable to TSYS common shareholders	$246,133	222,671	185,688

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2012	2011	2010
Cash flows from operating activities:
Net income	$249,923	222,662	205,621
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	170,610	169,165	163,111
Share-based compensation	18,621	16,477	15,832
Dividends received from equity investments	7,524	6,835	6,572
Charges for transaction processing provisions	2,803	4,750	3,891
Net loss on foreign currency translation	2,012	3,091	162
Provisions for (recoveries of) bad debt expenses and billing adjustments	1,054	1,552	(798)
(Gain) loss on disposal of equipment, net	324	(1,159)	145
Amortization of debt issuance costs	298	160	154
Deferred income tax expense (benefit)	285	1,491	(4,388)
Asset impairments	—	799	—
Loss on disposal of subsidiary	—	—	1,591
Changes in fair value of private equity investments	(898)	—	—
Excess tax expense (benefit) from share-based payment arrangements	(1,259)	523	(111)
Equity in income of equity investments, net of tax	(10,171)	(8,708)	(7,142)
Changes in operating assets and liabilities:
Accounts payable	37,206	(15,512)	13,916
Accounts receivable	2,855	(7,044)	(7,138)
Prepaid expenses, other current assets and other assets	(2,945)	23,099	(1,495)
Accrued salaries and employee benefits	(7,083)	4,492	(21,965)
Other current liabilities and other liabilities	(15,406)	13,646	21,202

Net cash provided by operating activities	455,753	436,319	389,160

Cash flows from investing activities:
Cash used in acquisitions and equity investments, net of cash acquired	(188,698)	(47,909)	(148,531)
Additions to contract acquisition costs	(34,384)	(31,623)	(75,669)
Additions to licensed computer software from vendors	(33,001)	(19,502)	(69,826)
Purchases of property and equipment	(31,395)	(26,938)	(46,547)
Additions to internally developed computer software	(19,285)	(17,882)	(25,466)
Purchase of private equity investments	(3,031)	(1,573)	—
Subsidiary repurchase of noncontrolling interest	—	(493)	—
Proceeds from sale of trade name	—	4,500	—
Dividends received from equity investments as return of capital	—	—	68
Proceeds from disposition, net of expenses paid and cash disposed	—	—	4,265

Net cash used in investing activities	(309,794)	(141,420)	(361,706)

Cash flows from financing activities:
Principal payments on long-term debt borrowings and capital lease obligations	(200,052)	(28,892)	(11,741)
Dividends paid on common stock	(94,035)	(53,949)	(55,087)
Repurchases of common stock	(74,939)	(121,271)	(46,228)
Subsidiary dividends paid to noncontrolling shareholders	(2,797)	(433)	(9,031)
Debt issuance costs	(2,073)	—	—
Purchase of noncontrolling interest	—	(174,050)	—
Excess tax expense (benefit) from share-based payment arrangements	1,259	(523)	111
Proceeds from exercise of stock options	9,672	8,065	543
Proceeds from borrowings of long-term debt	150,000	—	39,757

Net cash used in financing activities	(212,965)	(371,053)	(81,676)

Cash and cash equivalents:
Effect of exchange rate changes on cash and cash equivalents	(1,719)	(2,304)	(938)

Net decrease in cash and cash equivalents	(68,725)	(78,458)	(55,160)
Cash and cash equivalents at beginning of year	316,337	394,795	449,955

Cash and cash equivalents at end of year	$247,612	316,337	394,795

Supplemental cash flow information:
Cash paid for interest	$2,952	3,088	2,191

Cash paid for income taxes, net of refunds	$106,778	82,084	122,173

Significant noncash transactions (Note 23)

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity

		TSYS Shareholders
(in thousands, except per share data)	Redeemable Noncontrolling Interests	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Noncontrolling Interests	Total Equity
		Shares	Dollars
Balance as of December 31, 2009	$—	200,860	$20,086	139,742	5,673	(69,950)	1,080,250	13,646	$1,189,447
Fair value of non-controlling interest in TMS	145,659	—	—	(34,659)	—	—	—	—	(34,659)
Net income	9,122	—	—	—	—	—	193,947	2,552	196,499
Other comprehensive income					(8,258)			733	(7,525)
Common stock issued from treasury shares for exercise of stock options (Note 16)	—	—	—	(186)	—	729	—	—	543
Common stock issued for nonvested awards (Note 16)	—	466	47	(47)	—	—	—	—	—
Share-based compensation (Note 16)	—	—	—	15,796	—	—	—	—	15,796
Cash dividends declared ($0.28 per share)	—	—	—	—	—	—	(54,894)	—	(54,894)
Purchase of treasury shares (Note 17)	—	—	—	—	—	(46,228)	—	—	(46,228)
Subsidiary dividends paid to noncontrolling interests	(8,781)	—	—	—	—	—	—	(250)	(250)
Tax shortfalls associated with share based payment arrangements	—	—	—	(924)	—	—	—	—	(924)

Balance as of December 31, 2010	146,000	201,326	20,133	119,722	(2,585)	(115,449)	1,219,303	16,681	1,257,805
Net income	(1,364)	—	—	—	—	—	220,559	3,467	224,026
Other comprehensive income					2,112			618	2,730
Common stock issued from treasury shares for exercise of stock options (Note 16)	—	—	—	(3,450)	—	11,515	—	—	8,065
Common stock issued for nonvested awards (Note 16)	—	534	53	(53)	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 16)	—	—	—	(172)	—	172	—	—	—
Share-based compensation (Note 16)	—	—	—	16,513	—	—	—	—	16,513
Cash dividends declared ($0.31 per share)	—	—	—	—	—	—	(59,228)	—	(59,228)
Purchase of treasury shares (Note 17)	—	—	—	—	—	(121,272)	—	—	(121,272)
Adjustment to fair value of non-controlling interest in TMS	29,414	—	—	(6,828)	—	—	—	—	(6,828)
Redemption of redeemable noncontrolling interests	(174,050)	—	—	—	—	—	—	—	—
Subsidiary dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(448)	(448)
Subsidiary repurchase of noncontrolling interests	—	—	—	77	28	—	—	(598)	(493)
Tax benefits associated with share-based payment arrangements	—	—	—	139	—	—	—	—	139

Balance as of December 31, 2011	—	201,860	$20,186	125,948	(445)	(225,034)	1,380,634	19,720	1,321,009
Net income	1,505	—	—	—	—	—	244,280	4,138	248,418
Other comprehensive income					1,853			(1,336)	517
Common stock issued from treasury shares for exercise of stock options (Note 16)	—	—	—	(2,386)	—	12,377	—	—	9,991
Common stock issued for nonvested awards (Note 16)	—	611	61	(61)	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 16)	—	—	—	(628)	—	628	—	—	—
Share-based compensation (Note 16)	—	—	—	18,623	—	—	—	—	18,623
Cash dividends declared ($0.40 per share)	—	—	—	—	—	—	(75,851)	—	(75,851)
Purchase of treasury shares (Note 17)	—	—	—	—	—	(75,272)	—	—	(75,272)
Subsidiary dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(2,797)	(2,797)
Fair value of noncontrolling interest in CPAY	38,000	—	—	—	—	—	—	—	—
Tax benefits associated with share-based payment arrangements	—	—	—	297	—	—	—	—	297

Balance as of December 31, 2012	$39,505	202,471	$20,247	141,793	1,408	(287,301)	1,549,063	19,725	$1,444,935

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1	Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS:    Total System Services, Inc.‘s (TSYS’ or the Company’s) revenues are derived from providing global payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company’s services are provided through the Company’s three operating segments: North America Services, International Services and Merchant Services.

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

On December 26, 2012, TSYS completed its acquisition of all of the outstanding stock of ProPay, Inc (ProPay). ProPay previously operated as a privately-held company, and offers simple, secure and affordable payment solutions for organizations ranging from small, home based entrepreneurs to multi-billion dollar enterprises.

On August 8, 2012, TSYS completed its acquisition of 60% of Central Payment Co., LLC (CPAY), a privately held direct merchant acquirer. CPAY provides merchant services to small- to medium-sized merchants through an Independent Sales Agent (ISA) model, with a focus on merchants in the restaurant, personal services and retail sectors.

On May 2, 2011, TSYS completed its acquisition of all of the outstanding common stock of TermNet Merchant Services, Inc. (TermNet), an Atlanta-based merchant acquirer.

On March 1, 2010, TSYS announced the signing of an Investment Agreement with First National Bank of Omaha (FNBO) to form a new joint venture company, First National Merchant Solutions, LLC (FNMS), of which TSYS would own 51%. FNMS offers transaction processing, merchant support and underwriting, and value-added services, as well as Visa- and MasterCard-branded prepaid cards for businesses of any size. FNMS is included in the Merchant Services segment. The effective date of the acquisition was April 1, 2010. On January 4, 2011, TSYS announced that it acquired, effective January 1, 2011, the remaining 49% interest in FNMS, from FNBO. The company was rebranded as TSYS Merchant Solutions (TMS).

Refer to Note 24 for more information on acquisitions.

As a result of the sale of certain assets and liabilities of TSYS POS Systems and Services, LLC (TPOS) in 2010, as discussed in Note 2, the Company’s financial statements reflect TPOS as discontinued operations. The Company segregated operating results from continuing operations in Consolidated Statements of Income for 2010.

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

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION:    The accompanying consolidated financial statements include the accounts of TSYS and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined in accordance with the provisions of Accounting Standards Codification (ASC) 810, “Consolidation,” and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with ASC 810.

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

ACCOUNTS RECEIVABLE:    Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments of $3.9 million and $4.1 million at December 31, 2012 and December 31, 2011, respectively.

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

PROPERTY AND EQUIPMENT:    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over estimated useful lives of 5-40 years, computer and other equipment over estimated useful lives of 2-5 years, and furniture and other equipment over estimated useful lives of 3-15 years. The Company evaluates impairment losses on long-lived assets used in operations in accordance with the provisions of ASC 360, “Property Plant and Equipment.”

All ordinary repairs and maintenance costs are expensed as incurred. Maintenance costs that extend the asset life are capitalized and amortized over the remaining estimated life of the asset.

LICENSED COMPUTER SOFTWARE:    The Company licenses software that is used in providing services to clients. Licensed software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called “MIPS agreements”). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to ten years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with ASC 360.

ACQUISITION TECHNOLOGY INTANGIBLES:    These identifiable intangible assets are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from five to nine years. The provisions of ASC 350, “Intangibles — Goodwill and Other,” require that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with ASC 360. Acquisition technology intangibles net book values are included in computer software, net in the accompanying balance sheets. Amortization expenses are charged to cost of services in the Company’s Consolidated Statements of Income.

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

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually in accordance with the provisions of ASC 350. ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values.

The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with the provisions of ASC 323, “Investments — Equity Method and Joint Ventures,” shall not be amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with ASC 350, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of ASC 323. Equity method goodwill, which is not reported as goodwill in the Company’s Consolidated Balance Sheet, but is reported as a component of the equity investment, was $51.3 million at December 31, 2012.

At December 31, 2012, the Company had goodwill in the amount of $518.3 million. The Company performed its annual impairment analyses of its goodwill balance, and these tests did not indicate any impairment for the periods ended December 31, 2012, 2011 and 2010, respectively.

OTHER INTANGIBLE ASSETS:    Identifiable intangible assets relate primarily to customer relationships, channel relationships, covenants-not-to-compete, trade names and trade associations resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to ten years. ASC 350 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC 360. Amortization expenses are charged to selling, general and administrative expenses in the Company’s Consolidated Statements of Income.

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

IMPAIRMENT OF LONG-LIVED ASSETS:    In accordance with ASC 360, the Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If upon a triggering event the Company determines that the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

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

REDEEMABLE NONCONTROLLING INTEREST:    In connection with the acquisition of CPAY, the Company is party to call and put arrangements with respect to the membership units that represent the remaining noncontrolling interest of CPAY. The call arrangement is exercisable by TSYS and the put arrangement is exercisable by the Seller. The put arrangement is outside the control of the Company by requiring the Company to purchase the Seller’s entire equity interest in CPAY at a put price at fair market value. The put arrangement is recorded on the balance sheet and is classified as redeemable noncontrolling interest outside of permanent equity.

The call and put arrangements for CPAY, representing 40% of its total outstanding equity interests, may be exercised at the discretion of TSYS or the Seller on the second anniversary of the closing and upon the occurrence of certain other specified events.

The put option is not currently redeemable, but a redemption is considered probable based upon the passage of time of the second anniversary date. As such, the Company has adopted the accounting policy to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date, which the Company believes to be two years. If the put option was currently redeemable, the redemption value at December 31, 2012 is estimated to be approximately $39.5 million. The Company did not accrete any changes to the redemption value as the balance at December 31, 2012 exceeded the accretion fair value amount.

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

RESERVE FOR MERCHANT LOSSES:    The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a reserve against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss reserve was established using historical loss rates, applied to recent bankcard processing volume. At December 31, 2012, the Company had a merchant loss reserve in the amount of $906,000.

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

COMPREHENSIVE INCOME:    The provisions of ASC 220, “Comprehensive Income,” require companies to display, with the same prominence as other financial statements, the components of comprehensive income (loss). TSYS displays the items of other comprehensive income (loss) in its Consolidated Statements of Other Comprehensive Income, which directly follows the Consolidated Statements of Income.

TREASURY STOCK:    The Company uses the cost method when it purchases its own common stock as treasury shares or issues treasury stock upon option exercises and displays treasury stock as a reduction of shareholders’ equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:    ASC 815, “Derivatives and Hedging” requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company did not have any outstanding derivative instruments or hedging transactions at December 31, 2012.

REVENUE RECOGNITION:    The Company recognizes revenues in accordance with the provisions of SAB No. 104. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. The Company accrues for rights of refund, processing errors or penalties, or other related allowances based on historical experience.

When a sale involves multiple deliverables, revenue recognition is affected by our determination of the number of deliverables in an arrangement, whether those deliverables may be separated into separate units of accounting, and our valuation of each unit of accounting which affects the amount of revenue allocated to each unit. Pursuant to ASC 605, we use vendor-specific objective evidence of selling price (VSOE) when it exists to determine the amount of revenue to allocate to each unit of accounting. The Company establishes VSOE of selling price using the prices charged when the same service is sold separately. In certain situations, the Company does not have sufficient VSOE. In these situations, we considered whether sufficient third party evidence (TPE) of selling price existed for the Company’s services. However, the Company typically is not able to determine TPE and has not used this measure of selling price due to the unique and proprietary nature of some of its services and the inability to reliably verify relevant standalone competitor prices. When there is insufficient evidence of VSOE and TPE, we have made our best estimate of the standalone selling price (ESP) of that service for purposes of allocating revenue to each unit of accounting. When determining ESP, we use limited standalone sales data that do not meet the Company’s criteria to establish VSOE, management pricing strategies, residual selling price data when VSOE exists for a group of elements, and margin objectives. Consideration is also given to geographies in which the services are sold or delivered, customer classifications, and market conditions including competitor pricing strategies and benchmarking studies. Revenue is recognized when the revenue recognition criteria for each unit of accounting have been met.

In many situations, the Company enters into arrangements with customers to provide conversion or implementation services in addition to processing services where the conversion or implementation services do not have standalone value. In these situations, the deliverables do not meet the criteria of ASC 605-25 for separation and the deliverables are combined as a single unit of accounting for revenue recognition. For these arrangements, conversion or implementation services revenue is recognized as the related processing services are performed, and revenue is recognized in a single unit of accounting

As our business and service offerings change in the future, our determination of the number of deliverables in an arrangement and related units of accounting and our future pricing practices may result in changes in our estimates of VSOE and ESP, which may change the ratio of fees allocated to each service or unit of accounting in a given customer arrangement. There were no material changes or impact to revenue in revenue recognition in the year ended December 31, 2012 due to any changes in our determination of the number of deliverables in an arrangement, units of accounting, or estimates of VSOE or ESP.

The Company’s North America Services and International Services revenues are derived from long-term payment processing contracts with financial and nonfinancial institutions and are generally recognized as the services are performed. Payment processing services revenues are generated primarily from charges based on the number of accounts on file, transactions and authorizations processed, statements mailed, cards embossed and mailed and other processing services for cardholder accounts on file. Most of these contracts have prescribed annual revenue minimums, penalties for early termination, and service level agreements which may impact contractual fees if certain service levels are not achieved. Revenue is recognized as the services are performed, primarily on a per unit basis. Processing contracts generally range from three to ten years in length and provide for penalties for early termination. When providing payment processing services, the Company frequently enters into customer arrangements to provide multiple services that may also include conversion or implementation services, business process outsourcing services such as call center services, web-based services, and other payment processing-related services. Revenue for these services is generally recognized as they are performed on a per unit basis each month or ratably over the term of the contract.

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

The Company’s other services generally have standalone value and constitute separate units of accounting for revenue recognition purposes. However, customer arrangements entered into prior to January 1, 2011 often included services for which sufficient objective and reliable evidence of fair value did not exist. In certain situations, sufficient objective and reliable evidence of fair value did not exist for multiple undelivered services, and the deliverables were combined and recognized as a single unit of accounting based on the proportional performance for the combined unit. Beginning on January 1, 2011, services in new or materially modified arrangements of this nature are now divided into separate units of accounting and revenue is allocated to each unit based on the relative selling price method. As the services in these arrangements are generally delivered over the same term with consistent patterns of performance, there was no change in the timing or pattern of revenue recognition upon adoption of Accounting Standard Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements,” an update to ASC Topic 605, “Revenue Recognition,” and formerly known as EITF 08-1, “Revenue Arrangements with Multiple Deliverables”, nor did it have a material effect on revenue recognition for these arrangements in future periods.

In certain situations, VSOE existed for all but one of the shorter services (for which standalone value existed), and the Company allocated revenue to each of the deliverables under the residual method of accounting whereby the difference between the total arrangement consideration and VSOE for the undelivered services was allocated to the other service. While there is no change in the units of accounting for these arrangements, beginning on January 1, 2011, revenue for services in new or materially modified arrangements of this nature were allocated based on the relative selling price method. The residual amount of revenue historically allocated to the shorter services in these arrangements is generally consistent with our best estimate of selling price for those services. In situations where this may not have been the case, services in these arrangements were delivered over the same term with consistent patterns of performance. Accordingly, there was no change in the pattern of revenue recognition upon adoption of ASU 2009-13, and it is not expected to have a material effect on revenue recognition for these arrangements in future periods.

The Company’s multiple element arrangements may include one or more elements that are subject to other topics including software revenue recognition and leasing guidance. The consideration for these multiple element arrangements is allocated to each group of deliverables – those subject to ASC 605-25 and those subject to other topics based on the revised guidance in ASU 2009-13. Arrangement revenue for each group of deliverables is then further separated, allocated, and recognized based on applicable guidance.

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

ASC 718 requires companies to estimate forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by the Company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period the change in estimate occurred. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and a forfeiture rate for other TSYS share-based awards. Currently, TSYS estimates a forfeiture rate in the range of 0% to 10%.

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

ADVERTISING:    Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place. Advertising expense for 2012, 2011 and 2010 was $1.0 million, $813,000 and $690,000, respectively.

INCOME TAXES:    Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS and its affiliated subsidiaries. A consolidated U.S. federal income tax return is filed for TSYS and its majority owned U.S. subsidiaries through the year ended December 31, 2012. Additionally, income tax returns are also filed in states where TSYS and its subsidiaries have filing obligations and in foreign jurisdictions where TSYS has a foreign affiliate.

The Company accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Reserves against the carrying value of a deferred tax asset are established when necessary to reflect the decreased likelihood of realization of a deferred asset in the future. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax provisions require the use of management judgments, which are subject to challenge by various taxing authorities. Contingency reserves are periodically established where the amount of the contingency can be reasonably determined and is likely to occur. Reductions in contingency reserves are recognized when tax disputes are settled or examination periods lapse.

Significant estimates used in accounting for income taxes relate to the determination of taxable income, the determination of temporary differences between book and tax basis, as well as estimates on the realizability of tax credits and net operating losses.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the Consolidated Statements of Income.

EARNINGS PER SHARE:    In June 2008, the FASB issued authoritative guidance under ASC 260, “Earnings Per Share.” The guidance under ASC 260 holds that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are “participating securities” as defined in ASC 260, and therefore should be included in EPS using the two-class method.

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

RECLASSIFICATIONS:    Certain reclassifications have been made to the 2011 and 2010 financial statements to conform to the presentation adopted in 2012.

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

TSYS will continue to use the buyer in a referral arrangement for customers who approach the Company for terminal services but will not have significant continuing involvement after the sale to the buyer.

TPOS was neither a significant component of the Merchant Services segment, nor TSYS’ consolidated results.

In accordance with the provisions of ASC 205, the Company determined the TPOS business became a discontinued operation in the third quarter of 2010.

The following table presents the summarized results of discontinued operations for the year ended December 31, 2010:

(in thousands)	2010
Total revenues	$7,430

Operating loss	$(1,840)

Income taxes	$(621)

Loss from discontinued operations, net of tax	$(1,243)

Loss on disposition, net of tax	$(2,002)

The Consolidated Statements of Cash Flows include TPOS through the respective date of disposition.

NOTE 3	Fair Value Measurement

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

At December 31, 2012, the Company had recorded goodwill in the amount of $518.3 million. The Company performed its annual impairment test of its unamortized goodwill balance as of May 31, 2012, and these tests did not indicate any impairment. The fair value of the RUs substantially exceeds the carrying value. Refer to Note 10 for more information regarding goodwill.

At December 31, 2012, the fair value of the Company’s private equity investment was $5.5 million based on Level 3 inputs. Refer to Note 19 for more information regarding this investment.

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

Through its related party transactions, TSYS generates accounts receivable and liability accounts with TSYS de México and CUP Data. The Company had an accounts receivable balance of $7,500 and $9,700 associated with related parties at December 31, 2012 and 2011, respectively. The Company had an accounts payable balance of $77,000 and $32,400 with related parties at December 31, 2012 and 2011, respectively.

The table below details revenues derived from affiliated companies for the years ended December 31, 2012, 2011 and 2010:

(in thousands)	2012	2011	2010
Total revenues:
CUP Data	$172	136	130
TSYS de México	72	62	51

Total revenues	$244	198	181

The Company and TSYS de México are parties to an agreement where TSYS de México provides processing support to the Company. Processing support fees paid to TSYS de México were $186,000, $168,000 and $149,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 5	Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(in thousands)	2012	2011
Cash and cash equivalents in domestic accounts	$152,373	263,853
Cash and cash equivalents in foreign accounts	95,239	52,484

Total	$247,612	316,337

The Company maintains operating accounts outside the United States denominated in currencies other than the U.S. dollar. All amounts in domestic accounts are denominated in U.S. dollars.

At December 31, 2012 and 2011, the Company had $2.5 million and $22.0 million, respectively, of cash and cash equivalents in Money Market accounts that had an original maturity date of 90 days or less. The Company considers cash equivalents to be short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of change in interest rates.

NOTE 6	Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets at December 31 are summarized as follows:

(in thousands)	2012	2011
Prepaid expenses	$24,615	20,917
Supplies inventory	8,881	10,053
Other	36,710	41,461

Total	$70,206	72,431

NOTE 7	Property and Equipment, net

Property and equipment balances at December 31 are as follows:

(in thousands)	2012	2011
Computer and other equipment	$247,506	248,592
Buildings and improvements	232,141	230,797
Furniture and other equipment	125,100	127,425
Land	16,920	16,794
Other	2,955	130

Total property and equipment	624,622	623,738
Less accumulated depreciation and amortization	364,233	357,130

Property and equipment, net	$260,389	266,608

Depreciation and amortization expense related to property and equipment was $46.3 million, $49.3 million and $50.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 8	Computer Software, net

Computer software at December 31 is summarized as follows:

(in thousands)	2012	2011
Licensed computer software	$461,217	423,100
Software development costs	303,668	283,452
Acquisition technology intangibles	89,371	76,055

Total computer software	854,256	782,607

Less accumulated amortization:
Licensed computer software	336,521	309,571
Software development costs	232,113	208,781
Acquisition technology intangibles	58,705	49,011

Total accumulated amortization	627,339	567,363

Computer software, net	$226,917	215,244

The Company allocated approximately $13.0 million to acquisition technology intangibles during 2012 due to the acquisitions of ProPay and CPAY. Refer to Note 24 for more information on these acquisitions.

Amortization expense related to licensed computer software costs was $37.4 million, $37.1 million and $33.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $23.3 million, $24.4 million and $23.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization expense related to acquisition technology intangibles was $9.7 million, $10.3 million and $9.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

During the year ended December 31, 2011, the Company recognized an impairment loss of $960,000 related to the Japan Retail Gift program.

The weighted average useful life for each component of computer software, and in total, at December 31, 2012, is as follows:

Weighted Average Amortization Period (Yrs)
Licensed computer software	5.5
Software development costs	5.9
Acquisition technology intangibles	6.6

Total	5.8

Estimated future amortization expense of licensed computer software, software development costs and acquisition technology intangibles as of December 31, 2012 for the next five years is:

(in thousands)	Licensed Computer Software	Software Development Costs	Acquisition Technology Intangibles
2013	$35,676	25,345	10,306
2014	31,020	19,025	8,471
2015	24,521	13,331	5,426
2016	15,911	9,028	3,958
2017	11,153	4,734	2,474

NOTE 9	Contract Acquisition Costs, net

Significant components of contract acquisition costs at December 31 are summarized as follows:

(in thousands)	2012	2011
Conversion costs, net	$85,402	88,765
Payments for processing rights, net	75,865	74,222

Total	$161,267	162,987

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $13.3 million, $15.9 million and $17.7 million for 2012, 2011 and 2010, respectively.

Amortization expense related to conversion costs was $24.1 million, $18.8 million and $17.5 million for 2012, 2011 and 2010, respectively.

During the year ended December 31, 2011, the Company recognized an impairment loss related to payments for processing rights of $750,000 and an impairment loss related to conversion costs of $49,000.

The weighted average useful life for each component of contract acquisition costs, and in total, at December 31, 2012 is as follows:

Weighted Average Amortization Period (Yrs)
Payments for processing rights	12.6
Conversion costs	9.4

Total	11.0

Estimated future amortization expense on payments for processing rights and conversion costs as of December 31, 2012 for the next five years is:

(in thousands)	Conversion Costs	Payments for Processing Rights
2013	$17,769	14,622
2014	16,699	13,460
2015	15,715	11,552
2016	13,059	9,181
2017	9,316	7,240

NOTE 10	Goodwill

During 2012, the Company allocated $162.1 million to goodwill due to the acquisitions of ProPay and CPAY. During 2011, the Company allocated $28.9 million to goodwill due to the acquisition of TermNet.

In May 2011, TSYS made a payment of $6.0 million of contingent merger consideration in connection with the purchase of Infonox on the Web (Infonox), which was recorded as goodwill.

Refer to Note 24 for more information on acquisitions.

With the sale of certain assets and liabilities of TPOS in 2010, the Company incurred a pre-tax goodwill impairment of $2.2 million (approximately $1.5 million after-tax), which is included in loss on discontinued operations, net of tax. TPOS was not a significant component to the Merchant Services segment. Refer to Note 2 for more information on discontinued operations.

The gross amount and accumulated impairment loss of goodwill at December 31, 2012 and 2011 is as follows:

	2012
	North America Services	International Services	Merchant Services	Consolidated
Gross amount	$70,614	34,125	415,830	$520,569
Accumulated impairment losses	—	—	(2,225)	(2,225)

Goodwill, net	$70,614	34,125	413,605	$518,344

	2011
	North America Services	International Services	Merchant Services	Consolidated
Gross amount	$70,614	33,369	253,740	$357,723
Accumulated impairment losses	—	—	(2,225)	(2,225)

Goodwill, net	$70,614	33,369	251,515	$355,498

The changes in the carrying amount of goodwill at December 31, 2012 and 2011 are as follows:

(in thousands)	North America Services	International Services	Merchant Services	Consolidated
Balance as of December 31, 2010	$70,614	33,188	216,597	$320,399
TermNet purchase price allocation	—	—	28,918	28,918
Infonox additional purchase consideration	—	—	6,000	6,000
Currency translation adjustments	—	181	—	181

Balance as of December 31, 2011	70,614	33,369	251,515	355,498
CPAY purchase price allocation	—	—	68,570	68,570
ProPay purchase price allocation	—	—	93,520	93,520
Currency translation adjustments	—	756	—	756

Balance as of December 31, 2012	$70,614	34,125	413,605	$518,344

NOTE 11	Equity Investments

The Company has an equity investment with TSYS de Mexico and records its 49% ownership using the equity method of accounting. The operation prints statements and provides card-issuing support services to the equity investment clients and others.

The Company has an equity investment with CUP Data and records its 44.56% ownership using the equity method of accounting. China Union Pay Co., Ltd. (CUP) is sanctioned by the People’s Bank of China, China’s central bank, and has become one of the world’s largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China.

TSYS’ equity investments are recorded initially at cost and subsequently adjusted for equity in earnings,

cash contributions and distributions, and foreign currency translation adjustments. TSYS believes the carrying value approximates the underlying assets of the equity investments.

TSYS’ equity in income of equity investments (net of tax) for the years ended December 31, 2012, 2011 and 2010 was $10.2 million, $8.7 million and $7.1 million, respectively.

A summary of TSYS’ equity investments at December 31 is as follows:

(in thousands)	2012	2011
CUP Data	$79,859	76,110
TSYS de México	7,905	6,814

Total	$87,764	82,924

NOTE 12	Other Intangible Assets, net

In 2012, TSYS allocated $76.6 million to other intangible assets due to the acquisitions of ProPay and CPAY. In 2011, TSYS allocated approximately $11.7 million to other intangible due to the acquisition of TermNet. Refer to Note 24 for more information on acquisitions.

Significant components of other intangible assets at December 31 are summarized as follows:

	2012
(in thousands)	Gross	Accumulated Amortization	Net
Customer relationships	$167,641	(49,822)	$117,819
Trade association	10,000	(2,750)	7,250
Trade name	2,537	(1,504)	1,033
Channel relationships	1,600	(266)	1,334
Covenants-not-to-compete	3,440	(822)	2,618

Total	$185,218	(55,164)	$130,054

	2011
(in thousands)	Gross	Accumulated Amortization	Net
Customer relationships	$106,312	(34,899)	$71,413
Trade association	10,000	(1,750)	8,250
Trade name	2,024	(2,024)	—
Channel relationships	1,600	(107)	1,493
Covenants-not-to-compete	1,140	(1,046)	94

Total	$121,076	(39,826)	$81,250

Amortization related to other intangible assets, which is recorded in selling, general and administrative expenses, was $16.6 million, $13.2 million and $11.2 million for 2012, 2011 and 2010, respectively.

The weighted average useful life for each component of other intangible assets, and in total, at December 31, 2012 is as follows:

Weighted Average Amortization Period (Yrs)
Customer relationships	8.2
Trade association	10.0
Trade name	2.7
Channel relationships	10.0
Covenants-not-to-compete	2.9

Total	8.1

Estimated future amortization expense on other intangible assets as of December 31, 2012 for the next five years is:

(in thousands)
2013	$21,885
2014	21,445
2015	19,669
2016	19,111
2017	18,721

NOTE 13	Long-term Debt and Capital Lease Obligations

On September 10, 2012, TSYS entered into a Credit Agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities LLC, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Regions Capital Markets and U.S. Bank National Association, as joint lead arrangers and joint bookrunners, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., Regions Capital Markets and U.S. Bank National Association, as Syndication Agents, and the other lenders named therein (the Credit Agreement).

The Credit Agreement provides for a $350 million five-year unsecured revolving credit facility (which may be increased by up to an additional $350 million under certain circumstances) and includes a $50 million subfacility for the issuance of standby letters of credit and a $50 million subfacility for swingline loans. Up to $262.5 million of the revolving credit facility (including up to $37.5 million of standby letters of credit) can be made available in Euro, Pounds Sterling, Canadian Dollars and other currencies approved by the lenders providing this portion of the revolving credit facility. At the Company’s option, the principal balance of loans outstanding under the revolving credit facility (other than swingline loans) will bear interest at a rate equal to (i) London Interbank Offered Rate (LIBOR) for the applicable currency plus an applicable margin ranging from 0.90% to 1.45% depending on the Company’s corporate credit rating, or (ii) a base rate equal to the highest of (a) JPMorgan’s prime rate, (b) the Federal Funds rate plus 0.50% and (c) one-month LIBOR for U.S. Dollars plus 1.00%, plus in each case, an applicable margin ranging from 0% to 0.45% depending on the Company’s corporate credit rating. Swingline loans bear interest at the same rate and margins as loans bearing interest at the base rate described above. In addition, the Company is to pay each lender a fee in respect of the amount of such lender’s commitment under the revolving credit facility (regardless of usage), ranging from 0.10% to 0.30% depending on the Company’s corporate credit rating. The revolving credit facility is scheduled to terminate on September 10, 2017 and the Company is required to repay the entire principal balance of loans outstanding under this facility in full on that same date.

The Credit Agreement also provides for a $150 million five-year unsecured term loan to the Company which was borrowed in full at closing. The Company is required to make quarterly principal payments on the term loan commencing on December 31, 2012 equal to (i) 1.25% of the original principal amount of the term loan for the first 12 such quarterly payments and (ii) 2.50% of the original principal amount of the term loan for the remaining quarterly principal payments. The Company is required to repay the entire remaining principal balance of the term loan in full on September 10, 2017. At the Company’s option, the outstanding principal balance of the term loan will bear interest at a rate equal to (i) LIBOR for U.S. Dollars plus an applicable margin ranging from 1.00% to 1.75% depending on the Company’s corporate credit rating, or (ii) the base rate described above plus an applicable margin ranging from 0% to 0.75% depending on the Company’s corporate credit rating, which is currently a “BBB+” investment grade rating from Standard and Poors.

The Company may prepay loans made under the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders’ customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement includes covenants requiring the Company to maintain certain minimum financial ratios and also contains certain customary representations and warranties, affirmative and negative covenants and provisions relating to events of default and remedies.

The proceeds of the term loan were used to retire indebtedness outstanding under the Company’s previous credit facility. The Company may use extensions of credit under the revolving credit facility for working capital and other lawful corporate purposes, including to finance the repurchase by the Company of the Company’s capital stock.

On September 10, 2012 and in connection with entering into the credit facilities described above, the Company terminated its existing credit agreement dated as of December 21, 2007 with Bank of America N.A., as Administrative Agent, The Royal Bank of Scotland plc, as Syndication Agent, and the other lenders named therein. That credit agreement provided for a $252 million five-year unsecured revolving credit facility and a $168 million five-year term loan, both of which were scheduled to mature on December 21, 2012. No material early termination penalties were incurred as a result of the termination.

The Credit Agreement for the aforementioned loan provided for a $168 million unsecured five year term loan to the Company and a $252 million five year unsecured revolving credit facility. The principal balance of loans outstanding under the credit facility had an interest at a rate of LIBOR plus an applicable margin of 0.60%. The applicable margin could vary within a range from 0.27% to 0.725% depending on changes in the Company’s corporate credit rating. Interest was paid on the last date of each interest period; however, if the period exceeded three months, interest was paid every three months after the beginning of such interest period. In addition, the Company is paid each lender a fee in respect of the amount of such lender’s commitment under the revolving credit facility (regardless of usage), ranging from 0.08% to 0.15% (currently 0.10%) depending on the Company’s corporate credit rating.

The Company was not required to make any scheduled principal payments other than payment of the entire outstanding balance on December 21, 2012. The Company was able to prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders’ customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement included covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2012, 2011 or 2010.

Due to increases in transaction volumes, TSYS acquired additional mainframe software licenses to increase capacity. The Company entered into an $8.6 million and an $11.9 million financing agreement in June and December of 2012, respectively, to purchase these additional software licenses.

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

In addition, TSYS maintains an unsecured credit agreement with Columbus Bank and Trust. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2012, 2011 or 2010.

Long-term debt at December 31 consists of:

(in thousands)	2012	2011
LIBOR + 1.125%, unsecured term loan, due September 10, 2017, with quarterly principal and interest payments	$146,250	—
LIBOR + 0.80%, unsecured term loan, due November 5, 2014, with principal paid at maturity	23,236	25,652
1.50% note payable, due December 31, 2013, with monthly interest and principal payments	13,452	26,703
1.50% note payable, due January 31, 2016, with monthly interest and principal payments	11,825	—
1.50% note payable, due July 31, 2015, with monthly interest and principal payments	7,457	—
LIBOR + 0.60%, unsecured term loan, due December 21, 2012, with principal to be paid at maturity	—	168,000

Total debt	202,220	220,355
Less current portion	27,361	181,251

Noncurrent portion of long-term debt	$174,859	39,104

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2012 are summarized as follows:

(in thousands)
2013	$27,361
2014	14,332
2015	40,191
2016	15,336
2017	105,000

Capital lease obligations at December 31 consist of:

(in thousands)	2012	2011
Capital lease obligations	$30,418	38,852
Less current portion	13,263	14,363

Noncurrent portion of capital leases	$17,155	24,489

The future minimum lease payments under capital leases at December 31, 2012 are summarized as follows:

(in thousands)
2013	$13,781
2014	13,355
2015	2,593
2016	1,210
2017	335

Total minimum lease payments	31,274
Less amount representing interest	856

$30,418

NOTE 14	Other Current Liabilities

Significant components of other current liabilities at December 31 are summarized as follows:

(in thousands)	2012	2011
Accrued expenses	$30,963	40,141
Deferred revenues	29,101	29,707
Accrued income taxes	10,936	5,731
Client postage deposits	4,228	3,562
Transaction processing provisions	1,816	5,382
Dividends payable	729	18,913
Other	22,509	22,427

Total	$100,282	125,863

NOTE 15	Equity

DIVIDENDS:    Dividends on common stock of $94.0 million were paid in 2012, compared to $53.9 million and $55.1 million in 2011 and 2010, respectively. The increase in dividends paid in 2012 compared to 2011 is due an increase in the dividends per share beginning in January 2012 to $0.10 per share from $0.07 per share and the acceleration of payment of the fourth quarter 2012 dividend. The fourth quarter 2012 dividend payment was accelerated in December, rather than January, to allow shareholders to benefit from the lower dividend tax rate that was set to expire on December 31, 2012.

EQUITY COMPENSATION PLANS:    The following table summarizes TSYS’ equity compensation plans by category as of December 31, 2012:

(in thousands, except per share data) Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,065	(1)	$21.27	13,864	(2)
Equity compensation plans not approved by security holders	—		—	—

Total	6,065		$21.27	13,864

(1)	Includes 1.4 million performance share awards, which will only be issued if certain performance goals are met. The weighted-average exercise price in column (b) does not take these awards into account. Does not include an aggregate of 1.4 million shares of nonvested awards which will vest over the remaining years through 2014.
(2)	Includes 13,864,285 shares available for future grants under the Total System Services, Inc. 2007 Omnibus Plan and 2012 Omnibus Plan, which could be in the form of options, nonvested awards and performance shares.

CHANGES IN TSYS’ OWNERSHIP INTEREST IN SUBSIDIARIES:    TSYS’ subsidiary, GP Net repurchased 400 common shares on December 29, 2011 from its noncontrolling interest. As a result of the transaction, TSYS’ ownership increased to 54.08% from 53.00%. The following table presents the effect on TSYS’ shareholders’ equity from GP Net’s acquisition of treasury shares:

(in thousands)	Year Ended December 31, 2011
Increase in OCI	$28
Increase in additional paid in capital	77

Effect from change in noncontrolling interests	$105

NOTE 16	Share-Based Compensation

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

The performance-based stock options awarded to TSYS executives effective April 30, 2010 become exercisable on April 30, 2013, as the performance conditions have been satisfied. The share-based compensation expense has been recognized in income based upon the achievement of the specified EPS goal. The Company historically issues new shares or uses treasury shares to satisfy share option exercises.

Long-Term Incentive Plans

TSYS maintains the Total System Services, Inc. 2012 Omnibus Plan, Total System Services, Inc. 2007 Omnibus Plan, Total System Services, Inc. 2002 Long-Term Incentive Plan and Total System Services, Inc. 2000 Long-Term Incentive Plan to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS’ growth, development and financial success. Awards under these plans are designed to motivate employees and directors to devote their best efforts to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS’ success.

The plans are administered by the Compensation Committee of the Company’s Board of Directors and enable the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS’ common stock at the time of grant. Any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee’s permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the various plans. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the various plans may not exceed the following: Total System Services, Inc. 2012 Omnibus Plan –17 million shares; Total System Services, Inc. 2007 Omnibus Plan –5 million shares; Total System Services, Inc. 2002 Long-Term Incentive Plan –9.4 million shares; and Total System Services, Inc. 2000 Long-Term Incentive Plan –2.4 million shares. Effective February 1, 2010, no additional awards may be made from the Total System Services, Inc. 2000 Long-Term Incentive Plan.

Share-Based Compensation

TSYS’ share-based compensation costs are included as expenses and classified as cost of services and selling, general and administrative. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs as these awards are typically granted to individuals not involved in capitalizable activities. For the year ended December 31, 2012, share-based compensation was $18.6 million compared to $16.5 million and $15.8 million for the same periods in 2011 and 2010, respectively.

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

	2012	2011	2010
Number of shares	310,690	206,040	197,186
Market value	$6.7 million	$3.6 million	$3.1 million

A summary of the status of TSYS’ nonvested shares as of December 31, 2012, 2011 and 2010, respectively, and the changes during the periods are presented below:

	2012		2011		2010
Nonvested shares (in thousands, except per share data)	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	618	$16.80	821	$16.91	1,084	$18.60
Granted	311	21.47	206	17.67	197	15.55
Vested	(366)	15.91	(376)	17.60	(416)	20.63
Forfeited/canceled	(9)	19.85	(33)	15.71	(44)	17.32

Outstanding at end of year	554	$19.96	618	$16.80	821	$16.91

As of December 31, 2012, there was approximately $6.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 1.8 years.

In March 2012, TSYS authorized a total grant of 241,095 performance shares to certain key executives with a performance based vesting schedule (2012 performance shares). These 2012 performance shares have a 2012-2014 performance period for which the Compensation Committee established two performance goals: compound growth in revenues before reimbursable items and income from continuing operations and, if such goals are attained in 2014, the performance shares will vest, up to a maximum of 200% of the total grant. Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. The Company will estimate the probability of achieving the goals through the performance period and will expense the award on a straight-line basis.

In March 2011, TSYS authorized a total grant of 263,292 performance shares to certain key executives with a performance based vesting schedule (2011 performance shares). These 2011 performance shares have a 2011-2013 performance period for which the Compensation Committee established two performance goals: compound growth in revenues before reimbursable items and income from continuing operations and, if such goals are attained in 2013, the performance shares will vest up to a maximum of 200% of the total grant. Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. The Company will estimate the probability of achieving the goals through the performance period and will expense the award on a straight-line basis.

In March 2010, TSYS authorized a total grant of 279,831 performance shares to certain key executives with a performance based vesting schedule (2010 performance shares). These 2010 performance shares had a 2010-2012 performance period for which the Compensation Committee established two performance goals: compound growth in revenues before reimbursable items and income from continuing operations using the 2010 annual operating plan as the base. The Compensation Committee certified the attainment level of such goals following the end of 2012, and the number of performance shares that vested, up to a maximum of 200% of the total grant. At December 31, 2012 the performance shares vested at approximately 191% of the total grant.

As of December 31, 2012, there was approximately $6.1 million of total unrecognized compensation cost related to the 2011 and 2012 performance shares compensation arrangement. That cost is expected to be recognized until the end of 2014.

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

A summary of the awards authorized in each year is below:

Year of Initial Award	Total Number of Shares Awarded	Potential Number of Performance- Based Shares to be Vested
2012	241,095	241,096	(2015)
2011	263,292	263,292	(2014)
2010	279,831	534,477	(2013)
2008	182,816	36,562	(2013)

A summary of the status of TSYS’ performance-based nonvested shares as of December 31, 2012, 2011 and 2010, respectively, and changes during those periods are presented below:

	2012		2011		2010
Performance-based Nonvested shares (in thousands, except per share data)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	580	$16.68	316	$15.65	62	$13.69
Granted	278	22.91	300	17.63	316	15.65
Vested	(37)	18.08	(36)	15.61	(62)	13.69
Forfeited/canceled	(12)	16.57	—	—	—	—

Outstanding at end of year	809	$18.76	580	$16.68	316	$15.65

Stock Option Awards

During 2012 and 2011, the Company granted stock options to key TSYS executive officers and non-management members of its Board of Directors. During 2010, the Company granted stock options to key TSYS executive officers. The grants to key TSYS executive officers were issued under nonvested stock bonus awards for services to be provided in the future by such officers. The grants to the Board of Directors were fully vested on the date of grant. The average fair value of the options granted was estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The following table summarizes the weighted average assumptions, and the weighted average fair value of the options:

	2012	2011	2010
Number of options granted	818,090	716,508	2,176,963
Weighted average exercise price	$22.95	$17.61	$16.01
Risk-free interest rate	1.69%	2.96%	2.65%
Expected volatility	24.11%	29.98%	30.00%
Expected term (years)	7.9	8.5	4.9
Dividend yield	1.75%	1.59%	1.79%
Weighted average fair value	$5.27	$5.78	$4.11

A summary of TSYS’ stock option activity as of December 31, 2012, 2011 and 2010, and changes during the years ended on those dates is presented below:

	2012		2011		2010
(in thousands, except per share data)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:
Outstanding at beginning of year	6,082	$20.61	8,810	$23.40	6,955	$25.54
Granted	818	22.95	717	17.61	2,177	15.89
Exercised	(619)	16.15	(597)	13.51	(41)	13.11
Forfeited/canceled	(216)	23.73	(2,848)	29.96	(281)	19.83

Outstanding at end of year	6,065	$21.27	6,082	$20.61	8,810	$23.40

Options exercisable at year-end	3,235	$24.12	3,122	$25.00	5,712	$27.48

Weighted average fair value of options granted during the year		$5.27		$5.78		$4.11

As of December 31, 2012, the average remaining contractual life and intrinsic value of TSYS’ outstanding and exercisable stock options were as follows:

	Outstanding	Exercisable
Average remaining contractual life (in years)	4.8	4.2

Aggregate intrinsic value (in thousands)	$909	$(8,735)

Shares Issued for Options Exercised

During 2012, 2011 and 2010, employees of the Company exercised options for shares of TSYS common stock that were issued from treasury. The table below summarizes these stock option exercises by year:

	Options Exercised and Issued from Treasury	Intrinsic Value
2012	618,752	$4,243,000
2011	597,161	3,627,000
2010	41,403	90,400

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

As of December 31, 2012, there was approximately $3.9 million of total unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 1.3 years.

NOTE 17	Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value:

At December 31, (in thousands)	Number of Treasury Shares	Treasury Shares Cost
2012	15,440	$287,301
2011	12,829	225,034
2010	6,798	115,449

Stock Repurchase Plan

On April 20, 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. On May 3, 2011, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 10 million shares to up to 15 million shares of TSYS stock. On July 24, 2012, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 15 million shares to up to 20 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2014. During 2012, the Company purchased 3.2 million shares for approximately $74.6 million, at an average price of $23.31. During 2011, the Company purchased 6.6 million shares for approximately $120.6 million, at an average price of $18.28.

The following table sets forth information regarding the Company’s purchases of its common stock on a monthly basis during the three months ended December 31, 2012:

(in thousands, except per share data)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Cumulative Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2012	200	$22.56	12,493	7,507
November 2012	400	22.18	12,893	7,107
December 2012	—	—	12,893	7,107

Total	600	$22.31

Treasury Shares

In 2008, the Compensation Committee approved “share withholding for taxes” for all employee nonvested awards, and also for employee stock options under specified circumstances. The dollar amount of the income tax liability from each exercise is converted into TSYS shares and withheld at the statutory minimum. The shares are added to the treasury account and TSYS remits funds to the Internal Revenue Service to settle the tax liability. During 2012 and 2011, the Company acquired 31,000 shares for approximately $671,000 and 37,000 shares for approximately $636,000, respectively, as a result of share withholding for taxes.

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

(in thousands)	Beginning Balance	Pretax amount	Tax effect	Net-of-Tax Amount	Ending Balance
At December 31, 2009	$(6,627)	14,375	2,075	12,300	$5,673

Foreign currency translation adjustments	$6,287	(8,609)	(1,080)	(7,529)	$(1,242)
Change in accumulated OCI related to postretirement healthcare plans	(614)	(1,138)	(409)	(729)	(1,343)

At December 31, 2010	$5,673	(9,747)	(1,489)	(8,258)	$(2,585)

Foreign currency translation adjustments	$(1,242)	3,718	2,662	1,056	$(186)
Transfer from noncontrolling interest (NCI)	—	28	—	28	28
Change in accumulated OCI related to postretirement healthcare plans	(1,343)	1,651	595	1,056	(287)

At December 31, 2011	$(2,585)	5,397	3,257	2,140	$(445)

Foreign currency translation adjustments	$(186)	4,875	1,357	3,518	$3,332
Transfer from NCI	28	—	—	—	28
Change in accumulated OCI related to postretirement healthcare plans	(287)	(2,603)	(938)	(1,665)	(1,952)

At December 31, 2012	$(445)	2,272	(419)	1,853	$1,408

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

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2012, are as follows:

(in thousands)
2013	$76,479
2014	53,859
2015	27,419
2016	7,529
2017	4,543
Thereafter	12,639

Total future minimum lease payments	$182,468

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allow the Company to continually update its computer equipment. Total rental expense under all operating leases in 2012, 2011 and 2010 was $99.0 million, $97.5 million and $102.1 million, respectively. Total rental expense under sublease arrangements in 2010 was $675,000. The rental income under sublease arrangements in 2010 was $809,000.

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

CONTINGENCIES:

Legal Proceedings — General

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with ASC 450, “Contingencies.” In the opinion of management, based on current knowledge and in part upon the advice of legal counsel, all matters not specifically discussed below are believed to be adequately covered by insurance, or, if not covered, the possibility of losses from such matters are believed to be remote or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

NetSpend Matter

A putative class action lawsuit has been filed in connection with TSYS’ proposed acquisition of NetSpend Holdings, Inc. (NetSpend). This lawsuit,

entitled Joan Litwin v. NetSpend Holdings, Inc. et al., was filed on February 22, 2013 in the Court of Chancery of the State of Delaware and names TSYS, NetSpend and the members of the board of directors of NetSpend as defendants. This lawsuit was brought by a purported stockholder of NetSpend, both individually and on behalf of a putative class of NetSpend stockholders, alleging that the members of NetSpend’s board of directors breached their fiduciary duties in connection with TSYS’ proposed acquisition of NetSpend by depriving NetSpend’s stockholders of the full and fair value of their ownership interest in NetSpend and by failing to inform NetSpend’s stockholders of materials facts regarding the proposed acquisition. The plaintiff further alleges that NetSpend and TSYS aided and abetted the alleged breaches by NetSpend’s board of directors. The action seeks equitable relief, including, among other things, to enjoin consummation of TSYS’ acquisition of NetSpend, rescission of the related Agreement and Plan of Merger, an award of compensatory damages and/or rescissory damages, and an award of all costs, including reasonable attorneys’ fees and other expenses. TSYS believes that this lawsuit is without merit and intends to vigorously defend itself; however, there can be no assurance that it will be successful in its defense.

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

PRIVATE EQUITY INVESTMENTS:    On May 31, 2011, the Company entered into a limited partnership agreement in connection with its agreement to invest in an Atlanta-based venture capital fund focused exclusively on investing in technology-enabled financial services companies. Pursuant to the limited partnership agreement, the Company has committed to invest up to $20 million in the fund so long as its ownership interest in the fund does not exceed 50%. At December 31, 2012, the Company had made investments in the fund of $4.6 million and recognized a gain of $898,000 due to an increase in fair value.

NOTE 20	Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the Consolidated Statements of Income were as follows:

	Years Ended December 31,
(in thousands)	2012	2011	2010
Current income tax expense:
Federal	$98,153	83,518	98,802
State	2,572	4,666	4,221
Foreign	14,092	12,922	8,682

Total current income tax expense	114,817	101,106	111,705

Deferred income tax expense (benefit):
Federal	1,395	3,126	(2,970)
State	411	61	(643)
Foreign	(1,521)	(1,696)	(2,004)

Total deferred income tax expense (benefit)	285	1,491	(5,617)

Total income tax expense	$115,102	102,597	106,088

	Years Ended December 31,
(in thousands)	2012	2011	2010
Components of income before income tax expense :
Domestic	$320,581	279,416	286,490
Foreign	34,273	37,135	21,322

Total income before income tax expense	$354,854	316,551	307,812

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, noncontrolling interest and equity in income of equity investments as a result of the following:

	Years Ended December 31,
(in thousands)	2012	2011	2010
Computed “expected” income tax expense	$124,199	110,793	107,734
Increase (decrease) in income tax expense resulting from:
International tax rate differential	2,781	1,831	(4,376)
State income tax expense (benefit), net of federal income tax effect	2,143	3,164	2,326
Increase in valuation allowance	193	3,773	2,564
Tax credits	(3,762)	(9,044)	(2,824)
Deduction for domestic production activities	(5,727)	(5,524)	—
Permanent differences and other, net	(4,725)	(2,396)	664

Total income tax expense	$115,102	102,597	106,088

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2012 and 2011 relate to the following:

	At December 31,
(in thousands)	2012	2011
Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$24,405	25,937
Allowances for doubtful accounts and billing adjustments	644	1,113
Deferred revenue	18,645	19,031
Purchase accounting adjustments	—	15,889
Other, net	41,348	37,123

Total deferred income tax assets	85,042	99,093
Less valuation allowance for deferred income tax assets	(19,400)	(19,207)

Net deferred income tax assets	65,642	79,886

Deferred income tax liabilities:
Excess tax over financial statement depreciation	(36,682)	(42,351)
Computer software development costs	(39,637)	(40,339)
Purchase accounting adjustments	(4,514)	—
Foreign currency translation	(8,574)	(6,432)
Other, net	(9,150)	(6,712)

Total deferred income tax liabilities	(98,557)	(95,834)

Net deferred income tax liabilities	$(32,915)	(15,948)

Total net deferred tax assets (liabilities):
Current	$9,825	12,872
Noncurrent	(42,740)	(28,820)

Net deferred income tax liability	$(32,915)	(15,948)

As of December 31, 2012, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carryforwards of $13.4 million, $1.9 million and $9.1 million, respectively. As of December 31, 2011, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carry forwards of $15.5 million, $1.9 million and $8.5 million, respectively. Some of the net operating losses and some of the tax credits began expiring in 2012.

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

Management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $19.4 million and $19.2 million at December 31, 2012 and 2011, respectively. The increase in the valuation allowance for deferred income tax assets was $0.2 million for 2012. The increase in the valuation allowance for deferred income tax assets was $3.8 million for 2011. The increase relates to foreign losses and state tax credits, which more likely than not, will not be realized in later years.

TSYS has adopted the permanent reinvestment exception under ASC 740, “Income Taxes,” with respect to future earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested. No provision for U.S. federal and state incomes taxes has been made in our consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $70.1 million at December 31, 2012. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

TSYS is the parent of an affiliated group that files a consolidated U.S. federal income tax return and most state and foreign income tax returns on a separate entity basis. In the normal course of business, the

Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. federal income tax examinations for years before 2008 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2005. There are currently federal income tax examinations in progress for the years 2008 and 2009. Additionally, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

TSYS adopted the provisions of ASC 740 on January 1, 2007 which prescribes a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return. During the year ended December 31, 2012, TSYS increased its liability for prior year uncertain income tax positions as a discrete item by a net amount of approximately $1.9 million (net of the federal tax effect). This increase resulted from tax positions taken on amended returns for the years 2008 and 2009. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax liabilities is as follows (1):

(in millions)	Year Ended December 31, 2012
Beginning balance	$5.7
Current activity:
Additions based on tax positions related to current year	1.4
Additions for tax positions of prior years	2.0
Reductions for tax positions of prior years	(0.1)
Settlements	—

Net, current activity	3.3

Ending balance	$9.0

(1)	Unrecognized state tax liabilities are not adjusted for the federal tax impact.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the Consolidated Statements of Income. Gross accrued interest and penalties on unrecognized tax benefits totaled $0.9 million and $0.6 million as of December 31, 2012 and December 31, 2011, respectively. The total amounts of unrecognized income tax benefits as of December 31, 2012 and December 31, 2011 that, if recognized, would affect the effective tax rates are $8.8 million and $5.4 million (net of the federal benefit on state tax issues), respectively, which includes interest and penalties of $0.7 million and $0.5 million, respectively.

NOTE 21	Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. The employee benefit plans through which TSYS provided benefits to its employees during 2012 are described as follows:

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

The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	2012	2011	2010
TSYS Retirement Savings Plan	$13,421	15,951	15,430

STOCK PURCHASE PLAN:    The Company maintains a stock purchase plan for employees and previously maintained a stock purchase plan for directors. The Company contributes 15% of employee contributions and contributed 15% director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock on the open market at fair market value for the benefit of participants. The Director Stock Purchase Plan was terminated on November 30, 2011. The Company’s contributions to these plans charged to expense for the years ended December 31 are as follows:

(in thousands)
2012	$1,140
2011	1,177
2010	1,260

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

TSYS provides global payment processing and other services to card-issuing and merchant acquiring institutions in the United States and internationally through online accounting and electronic payment processing systems. Corporate administration expenses, such as finance, legal, human resources, mergers and acquisitions and investor relations are categorized as Corporate Administration.

On December 26, 2012, TSYS completed its acquisition of all the outstanding stock of ProPay, a privately-held payment solutions company, for $123.7 million in cash. ProPay’s financial results are included in the Merchant Services segment.

On August 8, 2012, TSYS completed its acquisition of 60% of CPAY, a privately held direct merchant acquirer, for $66 million in cash. CPAY’s financial results are included in the Merchant Services segment.

On May 2, 2011, TSYS completed its acquisition of all of the outstanding common stock of TermNet, an Atlanta-based merchant acquirer. TermNet’s financial results are included in the Merchant Services segment.

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

Years ended December 31,
(in thousands)
Operating Segments	2012	2011	2010
Revenues before reimbursable items
North America Services	$826,750	809,069	809,012
International Services	396,149	380,129	321,846
Merchant Services	409,698	373,159	337,178
Intersegment revenues	(14,106)	(21,659)	(25,600)

Revenues before reimbursable items from external customers	$1,618,491	1,540,698	1,442,436

Total revenues
North America Services	$965,393	954,550	956,546
International Services	413,467	394,831	334,954
Merchant Services	512,580	487,997	458,921
Intersegment revenues	(20,468)	(28,412)	(32,844)

Revenues from external customers	$1,870,972	1,808,966	1,717,577

Depreciation and amortization
North America Services	$74,674	78,155	78,834
International Services	57,127	51,888	40,792
Merchant Services	36,252	36,124	40,298
Corporate Administration	2,557	2,998	3,003

Total depreciation and amortization	$170,610	169,165	162,927

Segment operating income
North America Services	$287,595	253,844	244,989
International Services	27,335	41,408	42,689
Merchant Services	132,115	112,986	102,444
Corporate Administration	(89,393)	(85,782)	(80,693)

Operating income	$357,652	322,456	309,429

At December 31,	2012	2011	2010
Total assets
North America Services	$1,744,877	1,621,664	1,632,882
International Services	445,642	433,203	408,880
Merchant Services	703,725	487,858	460,750
Intersegment assets	(870,406)	(684,333)	(550,251)

Total assets	$2,023,838	1,858,392	1,952,261

GEOGRAPHIC AREA DATA:    The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	At December 31,
(in millions)	2012	2011
United States	$191.7	194.8
Europe	51.3	52.4
Japan	9.5	9.7
Other	7.9	9.7

Totals	$260.4	266.6

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company’s customers:

(in millions)	2012	%	2011	%	2010	%
United States	$1,219.9	65.2	$1,227.8	67.9	$1,204.4	70.1
Europe	293.0	15.7	283.5	15.7	250.2	14.6
Canada	217.5	11.6	171.5	9.5	161.9	9.4
Japan	78.6	4.2	76.3	4.2	61.3	3.6
Mexico	11.7	0.6	7.8	0.4	7.9	0.5
Other	50.3	2.7	42.1	2.3	31.9	1.8

Totals	$1,871.0	100.0	$1,809.0	100.0	$1,717.6	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT:    The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	North America Services			International Services			Merchant Services
(in millions)	2012	2011	2010	2012	2011	2010	2012	2011	2010
United States	$705.5	741.5	748.2	$—	—	—	$514.4	486.3	456.2
Europe	0.8	0.7	0.8	292.2	282.8	249.4	—	—	—
Canada	217.3	171.1	161.4	—	—	—	0.2	0.4	0.5
Japan	—	—	—	78.6	76.3	61.3	—	—	—
Mexico	11.7	7.8	7.9	—	—	—	—	—	—
Other	10.5	9.6	9.3	39.3	31.8	21.5	0.5	0.7	1.1

Totals	$945.8	930.7	927.6	$410.1	390.9	332.2	$515.1	487.4	457.8

MAJOR CUSTOMER:    For the year ended December 31, 2012, the Company had no major customers. For the years ended December 31, 2011 and 2010, the Company had one major customer which accounted for approximately $210.9 million, or 11.7%, and $221.0 million, or 12.9%, respectively, of total revenues. Revenues from the major customer for the years ended December 31, 2011 and 2010, respectively, are primarily attributable to the North America Services segment and the Merchant Services segment.

2013:     In 2013, TSYS will embark on two corporate-wide initiatives that will impact more than one operating segment. One initiative is a multi-year, multi-phase initiative that will consist of enhancing TSYS’ issuing processing platforms. The other is an innovation initiative focused on enhancing existing product and service offerings through several new product concepts and ideas on how to change existing processes. The costs associated with these two new initiatives will not be allocated to the operating segments, but will be combined, along with the existing corporate administration, in a grouping titled “Corporate Admin and Other.” This is a change the chief operating decision maker has requested and will be used to evaluate performance and assess resources starting in 2013.

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

Equipment and Software Acquired Under Capital Lease Obligations

The Company acquired computer equipment and software under capital lease in the amount of $5.3 million, $8.1 million and $14.9 million in 2012, 2011 and 2010, respectively.

NOTE 24	Acquisitions

2012

On December 26, 2012, TSYS completed its acquisition of ProPay for $123.7 million. ProPay previously operated as a privately-held company, and offers simple, secure and affordable payment solutions for organizations ranging from small, home based entrepreneurs to multi-billion dollar enterprises. The results of operations for ProPay are immaterial and therefore not included in the Company’s results for the year ended December 31, 2012. The goodwill of $93.5 million recorded arises largely from synergies and economies of scale expected to be realized from combining the operations of TSYS and ProPay. None of the goodwill is tax deductible. Propay will be included as part of the Merchant Services segment.

On August 8, 2012, TSYS completed its acquisition of 60% of CPAY, a privately held direct merchant acquirer, for $66 million in cash. CPAY provides merchant services to small- to medium-sized merchants through an Independent Sales Agent (ISA) model, with a focus on merchants in the restaurant, personal services and retail sectors. The acquisition of CPAY expands the Company’s presence in the merchant acquiring industry and enhances our distribution model with their strong sales agent channel. The results of operations for CPAY have been included in the Company’s results beginning August 8, 2012, and are included in the Merchant Services segment. The goodwill of $68.6 million recorded arises largely from synergies and economies of scale expected to be realized from combining the operations of TSYS and CPAY. All of the goodwill is tax deductible.

The following table summarizes the consideration paid for acquisitions and the preliminary recognized amounts of identifiable assets acquired and liabilities assumed during the year ended December 31, 2012. These amounts will remain preliminary until the valuation analysis has been finalized.

(in thousands)

Cash and restricted cash	$3,003
Accounts receivable, net	4,092
Other assets	12,522
Identifiable intangible assets	76,600
Other liabilities	(30,558)
Noncontrolling interest in acquired entity	(38,000)
Goodwill	162,090

Total consideration	$189,749

The fair value of accounts receivable, accounts payable, accrued compensation, and other liabilities approximates the carrying amount of those assets and liabilities at the acquisition date. The fair value of accounts receivable due under agreements with customers is $4.1 million. The gross amount due under the agreements is $4.8 million, of which approximately $688,000 is expected to be uncollectible.

Of the $123.7 million in consideration paid for ProPay, $12.5 million has been placed in escrow for a period of 18 months to secure certain claims that may be brought against the escrowed consideration by TSYS pursuant to the merger agreement. Consideration is contingent and may be returned to the Company pursuant to indemnification commitments made by the shareholders which formerly owned ProPay related to a breach of the representations and warrantees made in the merger agreement. Such indemnification commitments are recognized as a possible receivable and measured at fair value. Based upon the probability of various possible outcomes related to the indemnification commitments, TSYS has determined that the fair value of any receivable asset would be immaterial. The maximum amount of contingent consideration returnable to the Company related to certain indemnification commitments made by the Seller is $12.5 million. The maximum amount of contingent consideration returnable to the Company related to fundamental representations and warranties made by the Seller is unlimited.

Of the $66 million in consideration paid for CPAY, $3.3 million has been placed in escrow for a period of 21 months to secure certain claims that may be brought against the escrowed consideration by TSYS pursuant to the Investment Agreement. Consideration is contingent and may be returned to the Company pursuant to indemnification commitments made by the company which formerly owned 100% of Central Payment (Seller) related to, among other things, a breach of the representations and warrantees made in the Investment Agreement, and losses arising out of any of the Excluded Liabilities as defined in the Investment Agreement. Such indemnification commitments are recognized as a possible asset receivable and measured at fair value. Based upon the probability of various possible outcomes related to the indemnification commitments, TSYS has determined that the fair value of any receivable asset would be immaterial. The maximum amount of contingent consideration returnable to the Company related to certain indemnification commitments made by the Seller is

$9.9 million. The maximum amount of contingent consideration returnable to the Company related to fundamental representations and warranties made by the Seller is unlimited.

Identifiable intangible assets acquired in the acquisitions had no significant estimated residual value. These intangible assets are being amortized over their estimated useful lives of 2 to 10 years based on the pattern of expected future economic benefit, which approximates a straight-line basis over the useful lives of the assets. The fair value of the acquired identifiable intangible assets of $76.6 million was estimated using the income approach (discounted cash flow and relief from royalty methods) and cost approach. The fair values and useful lives of the identified intangible assets were primarily determined using forecasted cash flows, which included estimates for certain assumptions such as revenues, expenses, attrition rates, and royalty rates. The estimated fair value of identifiable intangible assets acquired in the acquisitions and the related estimated weighted average useful lives are as follows:

	Fair Value (in millions)	Weighted Average Useful Lives
Customer relationships	$59.5	8.6 years
Covenants-not-to-compete	2.9	2.8 years
Current technology	13.0	5.0 years
Trade name	1.2	2.0 years

Total acquired identifiable intangible assets	$76.6	7.7 years

This fair value measurement is based on significant inputs that are both observable (Level 2) and non-observable (Level 3) in the market as defined in ASC 820. Key assumptions in the ProPay acquisition include (a) cash flow projections based on market participant and internal data, (b) a discount rate of 14.0% for the overall Company and a discount rate of 14.5% for the intangible assets, (c) a pre-tax royalty rate of 1.0% for trade names and technology (d) an attrition rate of 3.0%- 5.0%, (e) an effective tax rate of 39.0%, and (f) a terminal value based on a long-term sustainable growth rate of 3.0%.

Key assumptions in the CPAY acquisition include (a) cash flow projections based on market participant and internal data, (b) a discount rate of 19.0% for the overall company and a discount rate of 19.5% for the intangible assets, (c) a pre-tax royalty rate of 1.0% for trade names and technology (d) an attrition rate of 25.0%, (e) an effective tax rate of 39.0%, and (f) a terminal value based on a long-term sustainable growth rate of 3.0%.

In connection with these acquisitions, TSYS incurred $1.3 million in acquisition-related costs primarily related to professional legal, finance, and accounting costs. These costs were expensed as incurred and are included in selling, general, and administrative expenses in the income statement for the year ended December 31, 2012.

Other

On February 1, 2012, TSYS acquired contract-based intangible assets in its Merchant Services segment for $1.7 million. These intangible assets are being amortized on a straight-line basis over their estimated useful lives of five years which approximates their usage.

Redeemable Noncontrolling Interest

The fair value of the noncontrolling interest in CPAY, owned by a private company, was based on the actual purchase price paid for the controlling interest in CPAY. Next adjustments were made for lack of control and lack of marketability that market participants would consider when estimating the fair value of the noncontrolling, non-marketable interest in CPAY.

In connection with the acquisition of CPAY, the Company is party to call and put arrangements with respect to the membership units that represent the remaining noncontrolling interest of CPAY. The call arrangement is exercisable by TSYS and the put arrangement is exercisable by the Seller. The put arrangement is outside the control of the Company by requiring the Company to purchase the Seller’s entire equity interest in CPAY at a put price at fair market value. The put arrangement is recorded on the balance sheet and is classified as redeemable noncontrolling interest outside of permanent equity.

The call and put arrangements for CPAY, representing 40% of its total outstanding equity interests, may be exercised at the discretion of TSYS or the Seller on the second anniversary of the closing and upon the recurrence of certain other specified events.

The put option is not currently redeemable, but a redemption is considered probable based upon the passage of time of the second anniversary date. As such, the Company has adopted the accounting policy to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date, which the Company believes to be two years. If the put option was currently redeemable, the redemption value at December 31, 2012 is estimated to be approximately $39.5 million. The Company did not accrete any changes to the redemption value as the balance at December 31, 2012 exceeded the accretion fair value amount.

2011

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

The fair value of accounts receivable, accounts payable, accrued compensation, and other liabilities approximates the carrying amount of those assets and liabilities at the acquisition date. The fair value of accounts receivable due under agreements with customers is $10.3 million. The gross amount due under the agreements is $10.4 million, of which approximately $100,000 is expected to be uncollectible. Of the $42 million in consideration paid for TermNet, $8.4 million was placed in escrow for a period of 18 months to secure certain claims brought against the escrowed consideration by TSYS pursuant to the merger agreement. The maximum amount of contingent consideration returnable to the Company related to fundamental representations and warranties made by TermNet is unlimited.

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

2010

On March 1, 2010, TSYS announced the signing of an Investment Agreement with First National Bank of Omaha (FNBO) to form a new joint venture company, First National Merchant Solutions (FNMS). On January 4, 2011, TSYS announced it had acquired the remaining 49% interest in FNMS, effective January 1, 2011, from FNBO. The entity was rebranded as TSYS Merchant Solutions (TMS).

TMS offers transaction processing, merchant support and underwriting, and business and value-added services, as well as Visa- and MasterCard-branded prepaid cards for businesses of any size.

Under the terms of the Investment Agreement, TSYS acquired 51% ownership of FNMS Holding, LLC (FNMS Holding), which owned 100% of FNMS, for approximately $150.5 million, while FNBO owned the remaining 49%. The transaction closed on April 1, 2010.

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

With the acquisition of TMS on April 1, 2010, TSYS’ incremental revenue compared to the prior year associated with acquisitions was $32.7 million and $97.7 million for the years ended December 31, 2011 and 2010, respectively. For the years ended December 31, 2011 and 2010, TSYS has included approximately $4.2 million and $12.7 million, respectively, in income netted against acquisition related costs associated with TMS.

Pro forma Results of Operations

The pro forma revenue and earnings of TSYS’ acquisitions are not material to the consolidated financial statements.

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

TSYS records its usage of the aircraft and its share of net operating results of the enterprise in selling, general and administrative expenses.

NOTE 26	Earnings Per Share

The following table illustrates basic and diluted EPS under the guidance of ASC 260:

	December 31, 2012		December 31, 2011		December 31, 2010
(in thousands, except per share data)	Common Stock	Participating Securities	Common Stock	Participating Securities	Common Stock	Participating Securities
Basic EPS:
Net income	$244,280		220,559		193,947
Less income allocated to nonvested awards	(800)	800	(805)	805	(959)	959

Net income allocated to common stock for EPS calculation(a)	$243,480	800	219,754	805	192,988	959

Average common shares outstanding(b)	187,403	627	191,239	707	195,378	975

Basic EPS(a)/(b)	$1.30	1.28	1.15	1.14	0.99	0.98

Diluted EPS:
Net income	$244,280		220,559		193,947
Less income allocated to nonvested awards	(796)	796	(804)	804	(959)	959

Net income allocated to common stock for EPS calculation(c)	$243,484	796	219,755	804	192,988	959

Average common shares outstanding	187,403	627	191,239	707	195,378	975
Increase due to assumed issuance of shares related to common equivalent shares outstanding	1,262		345		193

Average common and common equivalent shares outstanding(d)	188,665	627	191,584	707	195,571	975

Diluted EPS(c)/(d)	$1.29	1.27	1.15	1.14	0.99	0.98

The diluted EPS calculation excludes stock options and nonvested awards that are convertible into 2.9 and 3.6 million common shares for the years ended December 31, 2012 and 2011, respectively, and excludes 9.0 million common shares for the year ended December 31, 2010, because their inclusion would have been anti-dilutive.

NOTE 27	Subsequent Events

On February 19, 2013, TSYS and NetSpend, a leading provider of general purpose reloadable (GPR) prepaid debit cards and related financial services to underbanked consumers in the United States, announced that they entered into a definitive agreement pursuant to which, upon the terms and subject to the conditions set forth in the agreement, TSYS will acquire NetSpend in an all cash transaction valued at approximately $1.4 billion. Under terms of the agreement, NetSpend shareholders will receive $16.00 in cash for each share of NetSpend common stock. The Company intends to finance the NetSpend acquisition with cash on hand and approximately $1.3 billion of additional indebtedness. In connection with the transaction, the Company entered into a commitment letter with certain of its lenders to provide a $1.2 billion bridge term loan facility to finance the NetSpend acquisition to the extent the Company has not obtained alternative financing before the closing of the transaction. The transaction is currently expected to close in mid-2013 and is subject to customary closing conditions, including approval by NetSpend shareholders, and required regulatory approvals. For additional information regarding the transaction, see TSYS’ Current Report on Form 8-K filed on February 19, 2013, which includes the press release announcing the NetSpend acquisition, the merger agreement for the transaction, and the commitment letter for the bridge term loan facility. There can be no assurance that the proposed acquisition will be completed, or if it is completed, that the expected benefits of the transaction will be realized.

Management performed an evaluation of the Company’s activities through February 26, 2013, the issuance date of these financial statements, and has concluded that other than as set forth above, there are no significant subsequent events requiring disclosure.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the years in the three-year period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Atlanta, Georgia

February 26, 2013

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework.

Based on our assessment management believes that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

KPMG LLP, the independent registered public accounting firm who audited the Company’s consolidated financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2012 that appears on the preceding page.

Philip W. Tomlinson Chairman of the Board & Chief Executive Officer	James B. Lipham Senior Executive Vice President & Chief Financial Officer

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 20, 2013, there were 24,813 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The fourth quarter dividend of $0.10 per share was declared on December 3, 2012, and was paid December 26, 2012, to shareholders of record on December 17, 2012. Total dividends declared in 2012 and in 2011 amounted to $59.2 million and $59.2 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2012 and 2011.

(in thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012	Revenues	$461,162	462,651	468,059	479,100
	Operating income	84,831	92,096	90,893	89,831
	Net income attributable to TSYS common shareholders	56,395	66,710	60,312	60,862
	Basic earnings per share attributable to TSYS common shareholders	0.30	0.35	0.32	0.33
	Diluted earnings per share attributable to TSYS common shareholders	0.30	0.35	0.32	0.32
	Cash dividends declared	0.10	0.10	0.10	0.10
	Stock prices:
	High	23.18	21.88	22.64	24.19
	Low	19.40	23.93	24.39	21.23
	Close	23.07	23.93	23.70	21.42

2011	Revenues	$429,430	447,555	459,747	472,234
	Operating income	73,028	78,530	81,180	89,718
	Net income attributable to TSYS common shareholders	48,790	53,747	58,148	59,874
	Basic earnings per share attributable to TSYS common shareholders	0.25	0.28	0.30	0.31
	Diluted earnings per share attributable to TSYS common shareholders	0.25	0.28	0.30	0.31
	Cash dividends declared	0.07	0.07	0.07	0.10
	Stock prices:
	High	18.16	18.64	17.25	19.71
	Low	17.99	18.36	16.86	19.54
	Close	18.02	18.58	16.93	19.56

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor’s 500 Index and the Standard & Poor’s Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2007 and reinvestment of all dividends).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among TSYS, the S&P 500 Index, and the S&P Systems Software Index

	2007	2008	2009	2010	2011	2012
TSYS	$100.00	$50.75	$63.80	$57.90	$74.89	$83.44
S&P 500	$100.00	$63.00	$79.67	$91.67	$93.61	$108.59
S&P SS	$100.00	$62.46	$94.36	$98.89	$89.05	$102.60