Form 10-K, Exhibit 13
period 2013-12-31
TOTAL SYSTEM SERVICES INC
filed 2014-02-25
CIK 721683

Exhibit 13.1

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Financial Review sections of the Annual Report. The historical trends in Total System Services, Inc.’s (TSYS’ or the Company’s) results of operations and financial position over the last five years are presented below.

	Years Ended December 31,
(in thousands, except per share data)	2013	2012	2011	2010	2009
Income Statement Data:
Total revenues	$2,132,353	1,870,972	1,808,966	1,717,577	1,677,483

Operating income	$386,247	357,652	322,456	309,429	344,026

Income from continuing operations, net of tax	$256,597	249,923	222,662	208,866	225,720
Loss from discontinued operations, net of tax	—	—	—	(3,245)	(6,544)

Net income	256,597	249,923	222,662	205,621	219,176
Net income attributable to noncontrolling interests	(11,847)	(5,643)	(2,103)	(11,674)	(3,963)

Net income attributable to TSYS common shareholders	$244,750	244,280	220,559	193,947	215,213

Basic earnings per share (EPS)* attributable to TSYS common shareholders:
Income from continuing operations	$1.30	1.30	1.15	1.00	1.12
Loss from discontinued operations	—	—	—	(0.02)	(0.03)

Net income	$1.30	1.30	1.15	0.99	1.09

Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$1.29	1.29	1.15	1.00	1.12
Loss from discontinued operations	—	—	—	(0.02)	(0.03)

Net income	$1.29	1.29	1.15	0.99	1.09

Cash dividends declared per share	$0.40	0.40	0.31	0.28	0.28

	As of December 31,
(in thousands)	2013	2012	2011	2010	2009
Balance Sheet Data:
Total assets	$3,686,568	2,023,838	1,858,392	1,952,261	1,710,954
Obligations under long-term debt and capital leases, excluding current portion	1,435,751	192,014	63,593	225,276	205,123

*	Basic and diluted EPS amounts for continuing operations and net income do not total due to rounding.

Financial Overview

TSYS’ revenues are derived from providing global payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company’s services are provided through the Company’s four operating segments: North America Services, International Services, Merchant Services, and NetSpend.

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

TSYS acquires other companies as part of its strategy for growth.

On July 1, 2013, TSYS completed its acquisition of all the outstanding stock of NetSpend Holdings, Inc. (NetSpend). NetSpend operates as a single reportable business segment and provides general purpose reloadable (GPR) prepaid debit and payroll cards and alternative financial service solutions to the underbanked and other consumers in the United States. The products NetSpend manages provide underbanked consumers access to FDIC-insured depository accounts with a menu of pricing and features specifically tailored to their needs. All cardholder funds are held by NetSpend’s issuing banks. NetSpend has an extensive distribution and reload network comprised of financial service centers and other retail locations throughout the United States.

The following table sets forth each segment’s revenues as a percentage of the Company’s total revenues:

	Years Ended December 31,
	2013	2012	2011
North America Services	46%	51%	51%
Merchant Services	25	27	27
International Services	19	22	22
NetSpend	10	—	—

Total revenues	100%	100%	100%

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

Another factor which may affect TSYS’ revenues and results of operations from time to time is consolidation in the financial services or retail industries either through the sale, by a client, of its business, its card portfolio or a segment of its accounts to a party which processes cardholder or merchant accounts internally or uses another third-party processor. A change in the economic environment in the retail sector, or a change in the mix of payments between cash and cards could favorably or unfavorably impact TSYS’ financial position, results of operations and cash flows in the future.

TSYS’ reported financial results will also be impacted by significant shifts in currency conversion rates. TSYS does not view foreign currency as an economic event for the Company but as a financial reporting issue. Because changes in foreign currency exchange rates distort the operating growth rates, TSYS discloses the impact of foreign currency translation on its financial performance.

A significant amount of the Company’s revenues are derived from long-term contracts with large clients. Processing contracts with large clients, representing a significant portion of the Company’s total revenues, generally provide for discounts on certain services based on the size and activity of clients’ portfolios. Therefore, revenues and the related margins are influenced by the client mix relative to the size of client portfolios, as well as the number and activity of individual cardholder or merchant accounts processed for each client. Consolidation among financial institutions has resulted in an increasingly concentrated client base, which results in a change in client mix toward larger clients.

Regulation

Government regulation affects key areas of TSYS’ business, in the U.S. as well as internationally. As a result of the financial crisis, TSYS, along with the rest of the financial services industry, continues to experience increased legislative and regulatory scrutiny, including the enactment of additional legislative and regulatory initiatives such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (Financial Reform Act). This legislation, which provides for sweeping financial regulatory reform, may have a significant and negative impact on the Company and its clients, which could impact TSYS’ earnings through fee reductions, higher costs (both regulatory and implementation) and new restrictions on operations. The Financial Reform Act may also impact the competitive dynamics of the financial services industry in the U.S. by more adversely impacting large financial institutions, some of which are TSYS clients, and by adversely impacting the competitive position of U.S. financial institutions in comparison to foreign competitors in certain businesses.

The Financial Reform Act, which includes the Durbin Amendment to the Electronic Funds Transfer Act, mandates that the Board of Governors of the Federal Reserve System (Board) limit debit card interchange fees. Final rules were issued in June 2011. The final rules cap interchange fees for debit transactions at $0.21 plus five basis points of the transaction and require that the amount of any debit interchange transaction fee charged be reasonable and proportional to the costs incurred in connection with the transaction. In July 2013, a federal court invalidated these rules and ordered the Board to revise them. However, that order has been stayed and the rules have been left in place pending the resolution of an expedited appeal filed by the Board with the federal appeals court.

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

A summary of the Company’s critical accounting estimates applicable to all four reportable operating segments follows:

Allowance for Doubtful Accounts and Billing Adjustments

The Company estimates the allowance for doubtful accounts. When estimating the allowance, the Company takes into consideration such factors as its knowledge of the financial position of specific clients, the industry and size of its clients, the overall composition of its accounts receivable aging, prior experience with specific customers of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. This analysis includes an ongoing and continuous communication with its largest clients and those clients with past due balances. A financial decline of any one of the Company’s large clients could have a material adverse effect on collectability of receivables and thus the adequacy of the allowance for doubtful accounts. If the actual collectability of clients’ accounts is not consistent with the Company’s estimates, bad debt expense, which is recorded in selling, general and administrative expenses, may be materially different than was initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

The Company estimates allowances for billing adjustments for potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. If the actual adjustments to clients’ billing are not consistent with the Company’s estimates, billing adjustments, which are recorded as a reduction of revenues in the Company’s Consolidated Statements of Income, may be materially different than was initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

Contract Acquisition Costs

In evaluating for recoverability, expected cash flows are estimated by management. The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from either contractual minimum fees (conversion costs) or from expected undiscounted net operating cash flows of the related contract (cash incentives paid). The determination of expected undiscounted net operating cash flows requires management to make estimates. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, or diminished prospects for current clients. Note 10 in the consolidated financial statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company’s Consolidated Balance Sheet as of December 31, 2013 was $184.9 million.

Software Development Costs

In evaluating for recoverability, expected cash flows are estimated by management. The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product, which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. If the actual cash flows are not consistent with the Company’s estimates, a material write-off may result and net income may be materially different than was initially recorded. Assumptions and estimates about future cash flows and remaining useful lives of software are complex and subjective. They can be affected by a variety of factors, including industry and economic trends, changes in the Company’s business strategy, and changes in internal forecasts. Note 8 in the consolidated financial statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company’s Consolidated Balance Sheet as of December 31, 2013 was $82.0 million.

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

Goodwill

In evaluating for impairment, discounted net cash flows for future periods are estimated by management. In accordance with the provisions of Accounting Standards Codification (ASC) 350, “Intangibles — Goodwill and Other,” goodwill is required to be tested for impairment at least annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 6 in the consolidated financial statements contains a discussion of goodwill. The net carrying value of goodwill on the Company’s Consolidated Balance Sheet as of December 31, 2013 was $1.5 billion.

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

As TSYS’ business and service offerings change in the future, the determination of the number of deliverables in an arrangement and related units of accounting and future pricing practices may result in changes in the estimates of vendor-specific objective evidence of selling price (VSOE) and estimate of the standalone selling price (ESP), which may change the ratio of fees allocated to each service or unit of accounting in a given customer arrangement. There were no material changes or impact to revenue in revenue recognition in the year ended December 31, 2013 due to any changes in the determination of the number of deliverables in an arrangement, units of accounting, or estimates of VSOE or ESP.

Cardholders’ Reserve

The Company is exposed to losses due to cardholder fraud, payment defaults and other forms of cardholder activity as well as losses due to non-performance of third parties who receive cardholder funds for transmittal to the Issuing Banks (banks that issue MasterCard International or Visa USA, Inc. branded cards to customers). The Company establishes a reserve for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods or services. These reserves are established based upon historical loss and recovery rates and cardholder activity for which specific losses can be identified. The cardholders’ reserve was approximately $5.8 million as of December 31, 2013. The provision for cardholder losses is included in cost of services in the Consolidated Statements of Income. The Company regularly updates its estimate as new facts become known and events occur that may impact the settlement or recovery of losses.

Provision for Merchant Losses

The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a provision against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss provision is established using historical loss rates, applied to recent bankcard processing volume. As of December 31, 2013, the Company had a merchant loss accrual in the amount of $991,000.

Transaction Processing Provisions

The Company records estimates to provide for contract contingencies (performance penalties) and processing errors. A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When estimating these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones, and known processing errors not covered by insurance. If the actual performance penalties incurred are not consistent with the Company’s estimates, performance penalties and processing errors, which are recorded in cost of services, may be materially different than were initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time.

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

Refer to Note 3 in the consolidated financial statements for more information on transactions with affiliated companies.

Off-Balance Sheet Arrangements

OPERATING LEASES:    As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment, software and facilities. These leases allow the Company to use the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the balance sheet. Refer to Notes 1 and 15 in the consolidated financial statements for further information on operating lease commitments.

CONTRACTUAL OBLIGATIONS:    The total liability for uncertain tax positions under ASC 740, “Income Taxes,” as of December 31, 2013 is $2.7 million. Refer to Note 14 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect significant changes related to these obligations within the next year.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 eliminates diversity in practice regarding financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. For public entities, this ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial position, results of operations or cash flows.

In March 2013, the FASB issued ASU 2013-05 “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” ASU 2013-05 addresses the accounting for the cumulative translation adjustment when a parent either sells part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. For public entities, the ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on its financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires that, for items reclassified out of accumulated other comprehensive income (AOCI) and into net income in their entirety, entities must disclose the effect of reclassification on each affected net income line item. For AOCI reclassification items not reclassified in their entirety into net income, entities must provide a cross reference to other required disclosures. ASU 2013-02 is effective for public companies for annual reporting periods beginning after December 15, 2012 and interim periods in those years. TSYS adopted this ASU on January 1, 2013. There were no reclassifications of AOCI to net income or to other accounts for the year ended December 31, 2013. The adoption of this ASU did not have a material impact on the Company’s financial position, results of operations or cash flows.

Results of Operations

Revenues

The Company generates revenues by providing transaction processing and other payment-related services. The Company’s pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions processed or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for customers through tiered pricing of various thresholds for volume activity. TSYS’ revenues are based upon transactional information accumulated by its systems or reported by its customers. The Company’s revenues are impacted by currency translation of foreign operations, as well as doing business in the current economic environment. Total revenues increased 14.0% for the year ended December 31, 2013. Excluding reimbursable items, the Company estimates revenues, decreased 5.3% due to lost business and 1.9% due to price reductions, and 1.9% due to currency translation, termination fees, and other adjustments and increased 16.7% due to the impact of acquisitions and 9.2% as a result of new business and internal growth.

TSYS’ revenues are generated primarily from charges based on the number of accounts on file (AOF), transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder AOF. Cardholder AOF include active and inactive consumer credit, retail, prepaid, stored value, government services and commercial card accounts.

TSYS’ revenues in its North America Services and International Services segments are influenced by several factors, including volumes related to AOF and transactions. TSYS estimates that approximately 49.6% of these segments’ revenues is AOF and transaction volume driven. The remaining 50.4% of payment processing revenues are not AOF and transaction volume driven, and are derived from production and optional services TSYS considers to be value added products and services, custom programming and licensing arrangements.

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

TSYS’ revenues in its Merchant Services segment are influenced by several factors, including volumes related to transactions and dollar sales volume, which are approximately 93.4% of this segment’s revenues. The remaining 6.6% of Merchant Services’ revenues are derived from value added services, monthly statement fees, compliance fees, and miscellaneous services.

TSYS’ revenues in its NetSpend segment primarily consist of a portion of the service fees and interchange revenues received by NetSpend’s prepaid card Issuing Banks in connection with the programs managed by NetSpend. For the year ended December 31, 2013, 74.9% of revenues was derived from fees charged to cardholders and 25.1% of revenues was derived from interchange. Service fee revenues are driven by the number of active cards, and in particular by the number of cards with direct deposit. Cardholders with direct deposit generally initiate more transactions and generate more revenues than those that do not take advantage of this feature. Interchange revenues are driven by gross dollar volume. Substantially all of the NetSpend segment’s revenues are volume driven as they are driven by the active card and gross dollar volume indicators.

A summary of the consolidated financial highlights for the years ended December 31, 2013, 2012 and 2011 is provided below:

	Years Ended December 31,			Percent Change
(in millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Total revenues	$2,132.4	$1,871.0	1,809.0	14.0%	3.4%
Operating income	386.2	357.7	322.5	8.0	10.9
Net income attributable to TSYS common shareholders	244.8	244.3	220.6	0.2	10.7
Basic earnings per share (EPS)[1]	1.30	1.30	1.15	0.0	13.0
Diluted EPS	1.29	1.29	1.15	(0.2)	12.2
Adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA)[2]	634.2	546.9	508.1	16.0	7.6
Adjusted cash EPS[3]	1.72	1.46	1.29	17.8	12.9
Cash flows from operating activities	452.4	455.8	436.3	(0.7)	4.5

1	Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under ASC 260 “Earnings Per Share”. Refer to Note 25 in the consolidated financial statements for more information on EPS.
2	Adjusted EBITDA is net income excluding equity in income of equity investments, nonoperating income/(expense), income taxes, depreciation, amortization and stock-based compensation expenses and other non-recurring items.
3	Adjusted cash EPS is adjusted cash earnings divided by weighted average shares outstanding used for basic EPS calculations. Adjusted cash earnings is net income excluding the after-tax impact of stock-based compensation expenses, amortization of acquisition intangibles and other nonrecurring items.

Total revenues increased 14.0%, or $261.4 million, for the year ended December 31, 2013, compared to the year ended December 31, 2012, which increased 3.4%, or $62.0 million, compared to the year ended December 31, 2011. The increases in revenues for 2013 and 2012 include decreases of $20.3 million and $6.0 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches.

Excluding reimbursable items, revenues increased 16.9%, or $273.3 million, for the year ended December 31, 2013, compared to the year ended December 31, 2012, which increased 5.0%, or $77.8 million, compared to the year ended December 31, 2011. The Company expanded its product and service offerings through acquisitions during 2013, 2012, and 2011. The impact of these acquisitions for the years ended December 31, 2013, 2012, and 2011 was $270.2 million, $27.1 million, and $42.4 million, respectively.

Below is a summary of AOF for the Company’s North America Services and International Services segments:

(in millions)	As of December 31,
	2013	2012	Percent Change
Consumer Credit	229.0	200.5	14.2%
Retail	27.8	25.0	11.0

Total Consumer	256.8	225.5	13.9
Commercial	39.9	37.1	7.6
Other	18.9	12.8	47.6

Subtotal[1]	315.6	275.4	14.6
Prepaid/Stored Value[2]	118.0	115.9	1.8
Government Services[3]	62.2	57.0	9.2
Commercial Card Single Use[4]	45.3	31.1	45.4

Total AOF	541.1	479.4	12.9%

1	Traditional accounts include consumer, retail, commercial, debit and other accounts. These accounts are grouped together due to the tendency to have more transactional activity than prepaid, government services and single use accounts.
2	These accounts tend to have less transactional activity than the traditional accounts. Prepaid and stored value cards are issued by firms through retail establishments to be purchased by consumers to be used at a later date. These accounts tend to be the least active of all accounts on file.
3	Government services accounts are disbursements of student loan accounts issued by the Department of Education, which have minimal activity.
4	Commercial card single use accounts are one-time use accounts issued by firms to book lodging and other travel related expenses.

Major Customer

The Company works to maintain a large and diverse customer base across various industries. A significant amount of the Company’s revenues are derived from long-term contracts with large clients. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. The loss of one of the Company’s large clients could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

On July 19, 2012, TSYS announced that it finalized a master services agreement, with a minimum six year term, with Bank of America to provide processing services for its consumer credit card portfolios in the U.S. In addition, TSYS will continue to process Bank of America’s commercial credit card portfolios in the U.S. and internationally. TSYS plans to complete the conversion of Bank of America’s consumer card portfolio from its in-house processing system in the third quarter of 2014. Following the processing term, the agreement provides Bank of America the option to use the TS2 software pursuant to a license under a long-term payment structure for purposes of processing its consumer card portfolio.

The master services agreement with Bank of America provides for a tiered-pricing arrangement for both the consumer card portfolio and the existing commercial card portfolios.

In June 2009, Bank of America announced that it formed a new joint venture to provide merchant services. In November 2010, TSYS and Bank of America agreed to a new agreement, during the term of which TSYS expects merchant services revenues from Bank of America to decline as Bank of America transitions its services to its new joint venture.

Effective June 2013, the Company renewed its processing agreement, which includes revenue minimums, with Bank of America for an additional two years.

The loss of Bank of America as a merchant services client is not expected to have a material adverse effect on TSYS’ financial position, results of operations or cash flows. However, the loss will have a significant adverse effect on the Merchant Services segment’s financial position, results of operations and cash flows.

Refer to Note 21 in the consolidated financial statements for more information on major customers.

Operating Segments

TSYS’ services are provided through four operating segments: North America Services, International Services, Merchant Services, and NetSpend.

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

TSYS’ revenues in its North America Services and International Services segments are derived from electronic payment processing. There are certain basic core services directly tied to accounts on file and transactions. These are provided to all of TSYS’ processing clients. The core services begin with an account on file.

The core services include housing an account on TSYS’ system (AOF), authorizing transactions (authorizations), accumulating monthly transactional activity (transactions) and providing a monthly statement (statement generation). From these core services, TSYS’ clients also have the option to use fraud and portfolio management services. Collectively, these services are considered volume-based revenues.

Non-volume related revenues include processing fees which are not directly associated with AOF and transactional activity, such as value added products and services, custom programming and certain other services, which are only offered to TSYS’ processing clients.

Value added products and services, which includes services such as data analytics and application processing, are primarily non-volume related, are only offered to TSYS’ processing clients (i.e., indirectly derived from accounts on file). These ancillary products and services, along with offerings such as card production, statement production, managed services, customized reporting and custom programming provided to clients at an hourly rate, are considered non-volume based products and services.

Additionally, certain clients license the Company’s processing systems and process in-house. Since the accounts are processed outside of TSYS for licensing arrangements, the AOF and other volumes are not available to TSYS. Thus, volumes reported by TSYS do not include volumes associated with licensing.

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

This segment has one major customer. Below is a summary of the North America Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Total revenues	$1,000.1	965.4	954.6	3.6%	1.1%
Revenues before reimbursable items	860.6	826.8	809.1	4.1	2.2
Adjusted segment operating income[1]	314.6	289.5	254.6	8.7	13.7
Adjusted segment operating margin[2]	36.6%	35.0%	31.5%
Key indicators:
AOF	481.9	424.8	351.4	13.4	20.9
Transactions	9,132.8	8,102.3	7,218.4	12.7	12.2

1	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
2	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

Total segment revenues increased $34.7 million for 2013, as compared to 2012. The increase is attributable to an $80.0 million increase in new business, internal growth and reimbursable items, partially offset by $45.3 million decrease related to client deconversion, price reductions and other adjustments. Total segment revenues increased $10.8 million for 2012, as compared to 2011. The increase is attributable to $67.3 million increase in new business and internal growth partially offset by $49.7 million decrease related to client deconversions, price reductions and termination fees and a $6.9 million decrease in reimbursable items due to lost business. The decreases in 2013 and 2012 caused by price reductions are related to a tiered-pricing arrangement signed in the third quarter of 2012.

The increase in adjusted segment operating income for 2013, as compared to 2012, is driven by an increase in revenues while total operating expenses decreased. The increase in adjusted segment operating income for 2012, as compared to 2011, is driven by an increase in revenues while expenses remained flat.

For the year ended December 31, 2013, approximately 50.4% of revenues before reimbursable items of TSYS’ North America Services segment are driven by the volume of accounts on file and transactions processed and approximately 49.6% were derived from non-volume based revenues, such as processing fees, value-added products and services, custom programming and licensing arrangements.

	Years Ended December 31,			Percent Change
(in millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Volume-based revenues	$433.7	405.3	384.0	7.0%	5.5%

Non-volume related revenues:
Processing fees	195.4	183.1	184.4	6.7	(0.7)
Value-added, custom programming, licensing and other	110.5	124.1	123.5	(11.0)	0.5
Output and managed services	121.1	114.3	117.2	5.9	(2.5)

Total non-volume related revenues	427.0	421.5	425.1	1.3	(0.8)

Total revenues before reimbursable items	860.7	826.8	809.1	4.1	2.2
Reimbursable items	139.4	138.6	145.5	0.7	(4.7)

Total revenues	$1,000.1	965.4	954.6	3.6%	1.1%

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

This segment has one major customer.

Below is a summary of the International Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Total revenues	$409.6	413.5	394.8	(0.9)%	4.7%
Revenues before reimbursable items	389.5	396.1	380.1	(1.7)	4.2
Adjusted segment operating income[1]	45.9	29.4	43.6	56.1	(32.6)
Adjusted segment operating margin[2]	11.8%	7.4%	11.5%
Key indicators:
AOF	59.2	54.6	52.8	8.4	3.4
Transactions	2,007.9	1,674.0	1,426.6	19.9	17.3

1	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
2	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

Total segment revenues decreased $3.9 million for 2013, as compared to 2012. The decrease is mainly attributable to $20.3 million foreign currency translation, $18.9 million of lost business, and $9.7 million in termination fees, price reductions and other adjustments, which is partially offset by an increase of $42.3 million in new business and organic growth and $2.7 million in reimbursable items. Total segment revenues increased $18.7 million for 2012, as compared to 2011. This increase is attributable to an increase of $37.4 million in new business and organic growth and a $2.6 million increase in reimbursable items, which is partially offset by a decrease of $6.5 million related to the impact of foreign currency translation, and $14.8 million of lost business.

The increases in adjusted segment operating income for 2013, as compared to 2012, are driven primarily from changes in foreign currency exchange rates and decreases in employment expenses.

TSYS terminated its Japan Gift Card program in February 2013 due to expected negative future cash flows resulting from the loss of two of the Gift Card program’s major customers. The program’s negative future cash flows indicated that the carrying value of its assets would not be recovered. As a result, a provision for the program’s future losses was made and its assets were written down to zero in 2012.

Movements in foreign currency exchange rates as compared to the U.S. dollar can result in foreign denominated financial statements being translated into more or fewer U.S. dollars, which impact the comparison to prior periods when the U.S. dollar was stronger or weaker.

For the year ended December 31, 2013, approximately 47.8% of the revenues before reimbursable items of TSYS’ International Services segment are driven by the volume of accounts on file and transactions processed and approximately 52.2% are derived from non-volume based revenues, such as processing fees, value-added products and services, custom programming and licensing arrangements.

	Years Ended December 31,			Percent Change
(in millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Volume-based revenues	$186.2	190.6	186.7	(2.3)%	2.2%

Non-volume related revenues:
Processing fees	67.7	62.2	59.8	8.8	4.1
Value-added, custom programming, licensing and other	95.1	97.6	82.4	(2.5)	18.5
Output and managed services	40.5	45.8	51.2	(11.6)	(10.6)

Total non-volume related revenues	203.3	205.6	193.4	(1.1)	6.4

Total revenues before reimbursable items	389.5	396.2	380.1	(1.7)	4.3
Reimbursable items	20.1	17.3	14.7	17.1	17.8

Total revenues	$409.6	413.5	394.8	(0.9)%	4.8%

Merchant Services

The Merchant Services segment provides merchant services and related services to clients based primarily in the United States. The Merchant Services segment’s revenues are derived from providing processing services, acquiring solutions, related systems and integrated support services to merchant acquirers and merchants. Revenues from merchant services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of market verticals. Merchant services include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; merchant billing services; and point-of-sale equipment sales and service.

The revenues of the Merchant Services segment increased in 2012 and 2013 due to the acquisitions of Central Payment Co., LLC (CPAY) and ProPay, Inc. (ProPay) in 2012. For more information on these acquisitions, refer to Note 23 in the consolidated financial statements.

This segment has no major customers.

Below is a summary of the Merchant Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Total revenues	$533.0	512.6	488.0	4.0%	5.0%
Revenues before reimbursable items	446.3	409.7	373.2	8.9	9.8
Adjusted segment operating income[1]	154.0	156.3	133.7	(1.5)	16.9
Adjusted segment operating margin[2]	34.5%	38.1%	35.8%
Key indicators:
POS transactions	4,359.8	4,877.6	4,955.5	(10.6)	(1.6)
Dollar sales volume	$44,144.0	38,994.0	33,674.2	13.2	15.8

[1]	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
[2]	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

Total segment revenues increased $20.4 million for 2013, as compared to 2012. This increase is attributable to a $62.3 million increase from acquisitions and $26.6 million in new business and internal growth partially offset by $52.4 million associated with lost business, deconversions, and price reductions as well as a $16.1 million decrease in reimbursable items. Total segment revenues increased $24.6 million for 2012, as compared to 2011. This increase is attributable to a $27.1 million increase from acquisitions and $16.9 million in new business and internal growth partially offset by $7.3 million associated with lost business, deconversions, and price compression, and an $11.9 million decrease in reimbursable items.

The decrease in adjusted segment operating income for 2013 is driven by lower third party processing revenues and incremental costs related to integration projects. The increase in adjusted segment operating income for 2012, compared to 2011, is driven primarily by the acquisitions of CPAY and ProPay in 2012.

The Merchant Services segment results are driven by dollar sales volume and the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. This segment’s authorization and capture transactions are primarily through dial-up or Internet connectivity.

For the year ended December 31, 2013, approximately 93.4% of the revenues of TSYS’ Merchant Services segment relate to volume-based services and, are influenced by several factors, including volumes related to transactions and dollar sales volume. The remaining 6.6% of this segment’s revenues are derived from value added services, chargebacks, managed services, investigation, risk and collection services performed.

NetSpend

The NetSpend segment is a program manager for FDIC-insured depository institutions that issue GPR cards and payroll cards and provide alternative financial services to underbanked consumers in the United States. The products within this segment provide underbanked consumers with access to FDIC-insured depository accounts with a menu of pricing and features specifically tailored to their needs. This segment has an extensive distribution and reload network comprised of financial service centers, employers, and retail locations throughout the United States. The NetSpend segment markets prepaid cards through multiple distribution channels, including alternative financial service providers, traditional retailers, direct-to-consumer and online marketing programs and contractual relationships with corporate employers.

The NetSpend segment’s revenues primarily consist of a portion of the service fees and interchange revenues received by NetSpend’s prepaid card Issuing Banks in connection with the programs managed by this segment. Cardholders are charged fees for transactions including fees for PIN and signature-based purchase transactions made using their prepaid cards, for ATM withdrawals or other transactions conducted at ATMs, for balance inquiries, and monthly maintenance fees among others. Cardholders are also charged fees associated with additional products and services offered in connection with certain cards including the use of overdraft features, bill payment options, custom card designs and card-to-card transfers of funds initiated through call centers. The NetSpend segment also earns revenues from a portion of the interchange fees remitted by merchants when cardholders make purchase transactions using their cards. Subject to applicable law, interchange fees are fixed by card associations and network organizations.

Below is a summary of the NetSpend segment:

(dollars in millions)	Year Ended December 31, 2013
Total revenues	$207.9
Revenues before reimbursable items	207.9
Adjusted segment operating income[1]	59.7
Adjusted segment operating margin[2]	28.7%
Key indicators:
Number of active cards	2,835.0
Number of active cards with direct deposit	1,321.1
Percentage of active cards with direct deposit	46.6%
Gross dollar volume	$7,748.5

[1]	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
[2]	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

The results noted above are for the period from July 1, 2013, the date that TSYS acquired NetSpend, through December 31, 2013. Number of active cards represents the total number of prepaid cards that have had a PIN or signature-based purchase transaction, a point-of-sale load transaction or an ATM withdrawal within three months of the date of determination. Number of active cards with direct deposit represents the number of active cards that have had a direct deposit load within three months of the date of determination. Gross dollar volume represents the total dollar volume of debit transactions and cash withdrawals made using the prepaid cards the NetSpend segment manages.

NetSpend segment revenues total $207.9 million with 74.9% of revenues derived from fees charged to cardholders and 25.1% of revenues derived from interchange. Service fee revenues are driven by the number of active cards which totaled approximately 2.8 million as of December 31, 2013, and in particular by the number of cards with direct deposit. Cardholders with direct deposit generally initiate more transactions and generate more revenues than those that do not take advantage of this feature. Interchange revenues are driven by gross dollar volume, which totaled approximately $7.7 billion for the period ended December 31, 2013. Substantially all of the NetSpend segment revenues are volume driven as they are driven by the active card and gross dollar volume indicators.

Cardholder funds and deposits related to NetSpend’s prepaid products are held at FDIC-insured Issuing Banks for the benefit of the cardholders. NetSpend currently has active agreements with seven Issuing Banks.

NetSpend’s prepaid card business derived approximately one-third of its revenues from cardholders acquired through one of its third-party distributors.

Operating Expenses

The Company’s operating expenses consist of cost of services and selling, general and administrative expenses. Cost of services describes the direct expenses incurred in performing a particular service for customers, including the cost of direct labor expense in putting the service in saleable condition. Selling, general and administrative expenses are incurred in selling or marketing and for the direction of the enterprise as a whole, including accounting, legal fees, officers’ salaries, investor relations and mergers and acquisitions.

The changes in cost of services, and selling, general and administrative expenses for the years ended December 31, 2013 and 2012 include an increase of $18.8 million and $10.7 million, respectively, related to the effects of currency translation of the Company’s foreign based subsidiaries and branches. The impact of acquisitions on consolidated total expenses was $155.2 million in 2013, $20.0 million in 2012, and $39.1 million in 2011.

Federal legislation was recently enacted which makes extensive changes to the current system of health care insurance and benefits. The Company has reviewed the legislation and, based upon information available, estimates the impact of the legislation was approximately $1.1 million on 2013 and $600,000 on 2012.

The Company’s merger and acquisition expenses were $14.2 million, $1.7 million and $1.3 million for the years ended December 31, 2013, 2012, and 2011, respectively. These expenses consist of legal, accounting and professional fees, as well as personnel costs for severance and retention.

Nonoperating Income (Expense)

Nonoperating income (expense) consists of interest income, interest expense, gains and losses on currency translations and gains and losses on investments in private equity. Nonoperating income decreased in 2013 as compared to 2012, and decreased in 2012 as compared to 2011.

Interest income for 2013 and 2012 was $1.5 million. The $1.5 million in 2012 was a 140.8% increase compared to $620,000 in 2011. The variation in interest income is primarily attributable to changes in short-term interest rates in 2012 and 2011 and the amount of cash available for investments.

Interest expense for the year ended December 31, 2013 was $32.7 million, a $29.5 million increase when compared to $3.2 million in 2012 and 2011. The Company’s interest expense related to a bridge loan facility and bonds was $5.9 million and

$20.0 million, respectively, for the year ended December 31, 2013. These expenses were related to financing the NetSpend acquisition.

For the years ended December 31, 2013, 2012 and 2011, the Company recorded translation losses of approximately $1.0 million, $2.0 million and $3.1 million, respectively, related to intercompany loans and foreign denominated cash and accounts receivable balances.

The Company recorded gains on its investments in private equity of $966,000 and $898,000 for the years ended December 31, 2013 and 2012, respectively, due to changes in fair value.

Income Taxes

Income tax expense was $112.4 million, $115.1 million, and $102.6 million in 2013, 2012 and 2011, respectively, representing effective income tax rates of 31.4%, 31.9%, and 31.6%, respectively. The calculation of the effective tax rate excludes noncontrolling interest in consolidated subsidiaries’ net income and includes equity in income of equity investments in pretax income.

During 2013, the Company generated foreign net operating losses and state tax credits in excess of its utilization capacity based on both the Company’s current operations and with consideration of future tax planning strategies. Based upon these same considerations, the Company reassessed its need for valuation allowances in all jurisdictions.

Accordingly, the Company experienced a net increase in its valuation allowance for deferred income tax assets of $0.5 million.

TSYS has adopted the permanent reinvestment exception under ASC 740, “Income Taxes,” with respect to future earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested. No provision for U.S. federal and state incomes taxes has been made in the consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $79.0 million at December 31, 2013. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

In 2013, TSYS reassessed its contingencies for foreign, federal and state exposures, which resulted in a net decrease in tax contingency amounts of approximately $6.3 million.

Refer to Note 14 in the consolidated financial statements for more information on income taxes.

Equity in Income of Equity Investments

TSYS’ share of income from its equity in equity investments was $13.0 million, $10.2 million, and $8.7 million for 2013, 2012 and 2011, respectively. The increase in equity income is the result of the growth in CUP Data. Refer to Note 11 in the consolidated financial statements for more information on equity investments.

Net Income

Net income increased 2.7% to $256.6 million in 2013, compared to 2012. In 2012, net income increased 12.2% to $249.9 million, compared to $222.7 million in 2011.

Net income attributable to noncontrolling interests in 2013 increased to $11.8 million, as compared to $5.6 million in 2012 and $2.1 million in 2011. The increases in 2013 and 2012, as compared to 2011, were the result of the acquisition of 60% of CPAY in 2012.

In 2013, net income attributable to TSYS common shareholders increased 0.2% to $244.8 million (basic and diluted EPS of $1.30 and $1.29, respectively), compared to $244.3 million (basic and diluted EPS of $1.30 and $1.29, respectively) in 2012. Net income attributable to TSYS common shareholders increased 10.8% to $244.3 million (basic and diluted EPS of $1.30 and $1.29, respectively) in 2012, compared to $220.6 million (basic and diluted EPS of $1.15) in 2011.

Non-GAAP Financial Measures

Management evaluates the Company’s operating performance based upon operating margin excluding reimbursables, adjusted cash EPS, and adjusted EBITDA, which are all non-generally accepted accounting principle (non-GAAP) measures. TSYS also uses these non-GAAP financial measures to evaluate and assess TSYS’ financial performance against budget.

Although not a substitute for GAAP, TSYS believes that non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results. Accordingly, TSYS includes non-GAAP financial measures when reporting its financial results to shareholders and investors in order to provide them with an additional tool to evaluate TSYS’ ongoing business operations. TSYS believes that the non-GAAP financial measures are representative of comparative financial performance that reflects the economic substance of TSYS’ current and ongoing business operations.

Although non-GAAP financial measures are often used to measure TSYS’ operating results and assess its financial performance, they are not necessarily comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

TSYS believes that its use of non-GAAP financial measures provides investors with the same key financial performance indicators that are utilized by management to assess TSYS’ operating results, evaluate the business and make operational decisions on a prospective, going-forward basis. Hence, management provides disclosure of non-GAAP financial measures to give shareholders and potential investors an opportunity to see TSYS as viewed by management, to assess TSYS with some of the same tools that management utilizes internally and to be able to compare such information with prior periods. TSYS believes that the presentation of GAAP financial measures alone would not provide its shareholders and potential investors with the ability to appropriately analyze its ongoing operational results, and therefore expected future results. TSYS therefore believes that inclusion of non-GAAP financial measures provides investors with additional information to help them better understand its financial statements just as management utilizes these non-GAAP financial measures to better understand the business, manage budgets and allocate resources.

The following tables provide a reconciliation of GAAP to non-GAAP financial measures:

Adjusted EBITDA

	Years Ended December 31,
(in thousands)	2013	2012	2011
Net income	$256,597	249,923	222,662
Adjusted for:
Equity in income of equity investments, net of taxes	(13,047)	(10,171)	(8,708)
Income taxes	112,369	115,102	102,597
Nonoperating expenses, net	30,328	2,798	5,905
Depreciation and amortization	205,351	170,610	169,165

EBITDA	591,598	528,262	491,621
Adjusted For:
Share-based compensation	28,933	18,621	16,477
NetSpend merger and acquisition expenses*	13,634	—	—

Adjusted EBITDA	$634,165	546,883	508,098

*	Excludes share-based compensation

Adjusted Cash Earnings Per Share

	Years Ended December 31,
(in thousands except per share data)	2013	2012	2011
Net income attributable to TSYS common shareholders
As reported (GAAP)	$244,750	244,280	220,559

Adjust for amounts attributable to TSYS common shareholders (net of taxes):
Acquisition intangible amortization	43,759	17,282	16,124
Share-based compensation	19,838	12,683	11,265

Cash earnings	308,347	274,245	247,948
NetSpend merger and acquisition expenses	15,251	—	—

Adjusted cash earnings	$323,598	274,245	247,948

Basic EPS—Net income attributable to TSYS common shareholders
As reported (GAAP)	$1.30	1.30	1.15

Adjust for amounts attributable to TSYS common shareholders (net of taxes):
Acquisition intangible amortization	0.23	0.09	0.08
Share-based compensation	0.11	0.07	0.06

Cash earnings per share	1.64	1.46	1.29
NetSpend merger and acquisition expenses	0.08	—	—

Adjusted cash earnings per share*	$1.72	1.46	1.29

Average common shares and participating securities	188,391	188,030	191,946

*	Adjusted cash EPS amounts do not total due to rounding.

Revenues Before Reimbursable Items and Operating Margin Excluding Reimbursable Items

	Years Ended December 31,
(in thousands except per share data)	2013	2012	2011
Operating income (a)	$386,247	357,652	322,456

Total revenues (b)	$2,132,353	1,870,972	1,808,966
Less reimbursable items	240,598	252,481	268,268

Revenues before reimbursable items (c)	$1,891,755	1,618,491	1,540,698

Operating margin (as reported) (a)/(b)	18.11%	19.12%	17.83%

Operating margin excluding reimbursables (a)/(c)	20.42%	22.10%	20.93%

Projected Outlook for 2014

As compared to 2013, TSYS expects its 2014 total revenues to increase by 17%-19%, its revenues before reimbursable items to increase by 19%-21%, its adjusted EBITDA to increase by 17%-20%, and its adjusted cash EPS attributable to TSYS common shareholders to increase by 11%-13%, based on the following assumptions with respect to 2014: (1) there will be no significant movements in the London Interbank Offered Rate (LIBOR) and TSYS will not make any significant draws on the remaining balance of its revolving credit facility; (2) there will be no significant movement in foreign currency exchange rates related to TSYS’ business; (3) TSYS will not incur significant expenses associated with the conversion of new large clients other than included in the 2014 estimate, additional acquisitions, or any significant impairment of goodwill or other intangibles; (4) there will be no deconversions of large clients during the year; (5) there will be minimal synergies from the NetSpend acquisition for 2014; and (6) the economy will not worsen.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2013	2012	2011
Net income	$256,597	249,923	222,662
Depreciation and amortization	205,351	170,610	169,165
Other noncash items and charges, net	76,744	20,593	25,811
Net change in current and other assets and current and other liabilities	(86,294)	14,627	18,681

Net cash provided by operating activities	$452,398	455,753	436,319

TSYS’ main source of funds is derived from operating activities, specifically net income. The decrease in 2013, as compared to 2012, in net cash provided by operating activities was primarily the result of the net change in current and other assets and current and other liabilities. The increase in 2012, as compared to 2011, in net cash provided by operating activities was primarily the result of increased earnings.

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

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2013	2012	2011
Cash used in acquisitions, net of cash acquired	$(1,314,660)	(188,698)	(47,909)
Additions to licensed computer software from vendors	(63,635)	(33,001)	(19,502)
Additions to contract acquisition costs	(55,965)	(34,384)	(31,623)
Purchases of property and equipment, net	(40,598)	(31,395)	(26,938)
Additions to internally developed computer software	(33,600)	(19,285)	(17,882)
Purchase of private equity investments	(1,378)	(3,031)	(1,573)
Subsidiary repurchase of noncontrolling interests	—	—	(493)
Proceeds from sale of trade name	—	—	4,500

Net cash used in investing activities	$(1,509,836)	(309,794)	(141,420)

The major uses of cash for investing activities in 2013, 2012 and 2011 were for acquisitions, additions to contract acquisition costs, equipment, licensed computer software from vendors and internally developed computer software.

Cash Used in Acquisitions

In 2013, the Company used cash of $1.3 billion in the acquisition of NetSpend. In 2012, the Company used cash of $188.7 million in the acquisitions of ProPay and CPAY. In 2011, the Company used cash of $42.0 million in the acquisition of TermNet. In May 2011, TSYS made a payment of $6.0 million of contingent merger consideration in connection with the purchase of Infonox on the Web, which was recorded as goodwill. Refer to Note 23 in the consolidated financial statements for more information on these acquisitions.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company’s processing systems. The Company’s investments in contract acquisition costs were $56.0 million in 2013, $34.4 million in 2012 and $31.6 million in 2011. The Company made cash payments for processing rights of $9.7 million, $14.4 million and $5.2 million in 2013, 2012 and 2011, respectively. Conversion cost additions were $46.3 million, $20.0 million and $26.4 million in 2013, 2012 and 2011, respectively. The increase in conversion costs in 2013 compared to 2012 is primarily related to the conversion of Bank of America’s consumer card portfolio.

Property and Equipment

Capital expenditures for property and equipment were $40.6 million in 2013, compared to $31.4 million in 2012 and $26.9 million in 2011. The majority of capital expenditures in 2013 related to investments in new computer processing hardware and building improvements. The majority of capital expenditures in 2012 and 2011 related to investments in new computer processing hardware.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors for increases in processing capacity were $63.6 million in 2013, compared to $33.0 million in 2012 and $19.5 million in 2011. The increase in expenditures in 2013 was driven by purchases of software in anticipation of large conversions in 2014 and beyond.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to, and development of, processing systems, were $33.6 million in 2013, $19.3 million in 2012, and $17.9 million in 2011. The increase in capitalized software development costs in 2013 was the result of two corporate-wide initiatives. One initiative is a multi-year, multi-phase initiative that consists of enhancing TSYS’ issuing processing platforms. The other is an innovation initiative focused on enhancing existing product and service offerings through several new product concepts and ideas on how to change existing processes.

Purchase of Private Equity Investments

In 2011, the Company entered into a limited partnership agreement in connection with its agreement to invest in an Atlanta, Georgia-based venture capital fund focused exclusively on investing in technology-enabled financial services companies. Pursuant to the limited partnership agreement, the Company has committed to invest up to $20 million in the fund so long as its ownership interest in the fund does not exceed 50%. The Company made investments in the fund of $1.4 million, $3.0 million and $1.6 million in 2013, 2012, and 2011, respectively. The Company recorded gains on this investment of $966,000, and $898,000 for the years ended December 31, 2013 and 2012, respectively.

Cash Flows from Financing Activities

	Years Ended December 31,
(in thousands)	2013	2012	2011
Proceeds from long-term borrowings	$1,395,661	150,000	—
Proceeds from exercise of stock options	40,691	9,672	8,065
Excess tax benefit from share-based payment arrangements	3,528	1,259	(523)
Purchase of noncontrolling interest	—	—	(174,050)
Subsidiary dividends paid to noncontrolling shareholders	(7,321)	(2,797)	(433)
Debt issuance costs	(13,573)	(2,073)	—
Dividends paid on common stock	(56,510)	(94,035)	(53,949)
Repurchase of common stock under plans and tax withholding	(103,857)	(74,939)	(121,271)
Principal payments on long-term borrowings and capital lease obligations	(166,805)	(200,052)	(28,892)

Net cash provided by (used in) financing activities	$1,091,814	(212,965)	(371,053)

The main source of cash from financing activities has been the use of borrowed funds. The major uses of cash for financing activities have been the principal payment on long term debt and capital lease obligations, purchase of noncontrolling interests, payment of dividends and the purchase of stock under the stock repurchase plan as described below. Net cash provided by financing activities for the year ended December 31, 2013 was $1.1 billion and was primarily the result of proceeds from long term borrowings in connection with the NetSpend acquisition. Net cash used in financing activities for the year ended December 31, 2012 was $213.0 million and was primarily the result of principal payments on long-term debt borrowings and capital lease obligations, the repurchase of common stock ,and payment of dividends offset by proceeds from borrowings of long-term debt. Net cash used in financing activities for the year ended December 31, 2011 was $371.1 million and was primarily the result of the acquisition of the remaining 49% interest in TSYS Merchant Solutions (TMS), payment of dividends and the repurchase of common stock. Refer to Notes 12 and 23 in the consolidated financial statements for more information on the long-term debt financing and acquisitions.

Financing

In connection with the NetSpend acquisition, the Company obtained commitments for a $1.2 billion 364-day bridge term loan facility. In May 2013, the Company closed the bridge term loan and issued debt of $1.4 billion to finance the NetSpend acquisition. In April 2013, the Company entered into a new credit agreement that provided for a five-year term loan to the Company in the amount of $200.0 million. In May 2013, the Company closed its issuance of $550.0 million aggregate principal amount of 2.375% Senior Notes due 2018 and $550.0 million aggregate principal amount of 3.750% Senior Notes due 2023 (collectively, the “Notes”). The interest on the Notes is payable semiannually. Upon the issuance of the Notes, the Company eliminated its bridge term loan facility. In July 2013, the Company borrowed $100 million on its revolving credit facility which was repaid as of December 31, 2013. In connection with the bridge term loan facility and the aforementioned loans, the Company paid debt issuance costs of $13.6 million in 2013.

In September 2012, TSYS obtained a $150.0 million term loan, which was used to pay off an existing term loan.

During 2008 and 2009, the Company’s International segment borrowed approximately ¥2.0 billion in a Yen-denominated three-year loan to finance activities in Japan. In December 2013, the Company repaid this loan for approximately $19.2 million.

Refer to Note 12 in the consolidated financial statements for further information on TSYS’ long-term debt and financing arrangements.

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

The put option was not redeemable as of December 31, 2013 but a redemption is considered probable based upon the passage of time of the second anniversary date. As such, the Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date, which the Company believes to be in one year. If the put option was redeemable as of December 31, 2013, its estimated value would have been approximately $39.7 million. The Company did not accrete any changes to the redemption value as the balance as of December 31, 2013 exceeded the accretion fair value amount.

In February 2014, with cash on hand, the Company purchased an additional 15% interest in CPAY, reducing its redeemable noncontrolling interest to 25%. Refer to Note 26 in the consolidated financial statements for further information on this purchase.

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

On January 4, 2011, TSYS announced that it acquired, effective January 1, 2011, the remaining 49% interest in TMS from FNBO. The fair value of the noncontrolling interest in TMS, owned by a private company as of December 31, 2010, was estimated by applying the income and market approaches. In particular, a discounted cash flow method, a guideline companies method, and a recent equity transaction were employed. This fair value measurement is based on significant inputs that are both observable (Level 2) and non-observable (Level 3) in the market as defined in ASC 820. Key assumptions include (a) cash flow projections based on market participant data and developed by Company management, (b) a discount rate of approximately 13%, (c) a terminal value based on a long-term sustainable growth rate of approximately 3%, (d) an effective tax rate of approximately 36%, (e) financial multiples of companies deemed to be similar to TMS, and (f) adjustments because of the lack of control or lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest in TMS.

Refer to Note 23 in the consolidated financial statements for more information on the acquisition of TMS.

Stock Repurchase Plan

In April 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. In May 2011, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 10 million shares to up to 15 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2013. In July 2012, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 15 million shares to up to 20 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2014. Through December 31, 2013, the Company purchased 16.0 million shares for approximately $338.0 million, at an average price of $21.13.

On January 28, 2014, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 20 million shares to up to 28 million shares of TSYS stock. With the increase, TSYS has 12.0 million shares available to be repurchased. In addition, the expiration date of the plan was extended to April 30, 2015.

Dividends

Dividends on common stock of $56.5 million were paid in 2013, compared to $94.0 million and $53.9 million in 2012 and 2011, respectively. The Company paid dividends of $0.30 per share in 2013, $0.50 per share in 2012 and $0.28 per share in 2011. The decrease in dividends paid in 2013 compared to 2012 is due to the acceleration of payment of the fourth quarter 2012 dividend. The fourth quarter 2012 dividend payment was paid in December, rather than January, to allow shareholders to benefit from the lower dividend tax rate that was set to expire on December 31, 2012. In October 2011, TSYS announced that its Board of Directors approved a 42.9% increase in the regular quarterly dividend payable on the Company’s common stock from $0.07 per share to $0.10 per share.

Significant Noncash Transactions

During 2013, 2012 and 2011, the Company issued 1.7 million, 311,000, and 206,000 shares of common stock, respectively, to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued in the form of nonvested stock bonus awards for services to be provided in the future by such officers and employees. The grants to the Board of Directors were fully vested on the date of grant. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

The Company acquired computer equipment and software under capital lease in the amount of $14.8 million, $5.3 million and $8.1 million in 2013, 2012 and 2011, respectively.

Refer to Notes 18 and 22 in the consolidated financial statements for more information on share-based compensation and significant noncash transactions.

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

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2013, for the next five years and thereafter:

	Contractual Cash Obligations Payments Due By Period
(in millions)	Total	1 Year or Less	2-3 Years	3-5 Years	After 5 Years
Debt obligations (principal)	$1,466	34	67	815	550
Debt obligations (interest)	270	38	75	64	93
Operating leases	466	124	233	67	42
Redeemable noncontrolling interest	40	40	—	—	—
Capital lease obligations	31	23	6	2	—
Dissenting shareholder liability	26	26	—	—	—

Total contractual cash obligations	$2,299	285	381	948	685

Income Taxes

The total liability for uncertain tax positions under ASC 740, “Income Taxes,” as of December 31, 2013 is $2.7 million. Refer to Note 14 in the consolidated financial statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

Foreign Operations

TSYS operates internationally and is subject to the impact of adverse movements in foreign currency exchange rates. TSYS does not enter into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes; however, the Company continues to analyze the potential use of hedging instruments to safeguard it from significant foreign currency translation risks.

TSYS maintains operating cash accounts outside the United States. Refer to Note 4 in the consolidated financial statements for more information on cash and cash equivalents. TSYS has adopted the permanent reinvestment exception under ASC 740 with respect to future earnings of certain foreign subsidiaries. While some of the foreign cash is available to repay intercompany financing arrangements, remaining amounts are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon its repatriation. Demand on the Company’s cash has increased as a result of its strategic initiatives. TSYS funds these initiatives through a balance of internally generated cash, external sources of capital, and, when advantageous, access to foreign cash in a tax efficient manner. Where local regulations limit an efficient intercompany transfer of amounts held outside of the U.S., TSYS will continue to utilize these funds for local liquidity needs. Under current law, balances available to be repatriated to the U.S. would be subject to U.S. federal income taxes, less applicable foreign tax credits. TSYS has provided for the U.S. federal tax liability on these amounts for financial statement purposes, except for foreign earnings that are considered permanently reinvested outside of the U.S. TSYS utilizes a variety of tax planning and financing strategies with the objective of having its worldwide cash available in the locations where it is needed.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 2.2:1. As of December 31, 2013, TSYS had working capital of $356.7 million, compared to $344.2 million in 2012 and $269.6 million in 2011.

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

Settlement of Certain Litigation

As previously disclosed, a putative class action entitled Koehler v. NetSpend Holdings, Inc. et. al. (the “Koehler action”) was filed in the Court of Chancery of the State of Delaware on March 1, 2013 and a putative class action entitled Bushansky v. NetSpend Holdings, Inc. et al. (together with the Koehler action, the “Actions”) was filed in the District Court of Travis County, Texas on February 25, 2013, each in connection with TSYS’ proposed merger with NetSpend pursuant to the Merger Agreement. On May 21, 2013, the Delaware Chancery Court issued a memorandum opinion in the Koehler action denying the plaintiff’s motion for a preliminary injunction, which sought to enjoin a shareholder vote on the proposed merger.

While TSYS and the other defendants believed that each of the Actions was without merit, in an effort to minimize the cost and expense of any litigation relating to such Actions, on May 29, 2013, the defendants reached an agreement in principle with the plaintiffs regarding settlement of the Actions. In connection with the settlement contemplated by that agreement in principle, and, later, a Settlement Agreement, dated as of September 20, 2013 (the “Settlement Agreement”), the Actions and all claims asserted therein would be dismissed. In addition, pursuant to the terms of the Settlement Agreement, TSYS and/or NetSpend, where applicable, agreed (a) to make certain amendments to the Merger Agreement; (b) that, consistent with the terms of the Merger Agreement, prior to the receipt of approval of the NetSpend stockholders, NetSpend could furnish information to, and engage in discussions and negotiations with, third parties who make unsolicited bona fide acquisition proposals if certain conditions were met; (c) that the special meeting of NetSpend stockholders that was scheduled to be held on May 31, 2013 would be adjourned to June 18, 2013; (d) that NetSpend would not take certain positions with respect to any appraisal proceeding perfected under Delaware law; (e) that certain information would be provided to counsel for the plaintiffs in the Actions in connection with any perfected appraisal proceeding; and (f) without admitting that any of the claims in the Actions have merit or that any supplemental disclosure was required under any applicable statute, rule, regulation or law, that they would acknowledge that the filing and prosecution of the Actions were the cause, in whole or in part, of certain supplemental disclosures made in connection with the proposed merger. The Settlement Agreement was submitted to the Court of Chancery on October 4, 2013, and on December 18, 2013, after considering the terms of the settlement, the Delaware Chancery Court entered an order approving the proposed settlement and dismissing the Actions with prejudice. Under the terms of the Settlement Agreement, the settlement became final upon the expiration of the time for any appeal of the court’s December 18, 2013 order, or thirty days following December 18, 2013.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS’ expectation that the loss of Bank of America as a merchant services client will not have a material adverse effect on TSYS’ business; (ii) TSYS’ expectation that the Durbin

Amendment will not have a significant negative impact on TSYS’ business; (iii) TSYS’ expectation with respect to foreign currency exchange rates; (iv) TSYS’ expectation with respect to the timing of the conversion of Bank of America’s consumer card portfolios; (v) TSYS’ expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (vi) TSYS’ earnings guidance for 2014 total revenues, revenues before reimbursable items, adjusted EBITDA and adjusted cash EPS; (vii) TSYS’ belief with respect to lawsuits, claims and other complaints; (viii) TSYS’ expectation with respect to certain tax matters; (ix) the Board’s intention to continue to pay cash dividends, and the assumptions underlying such statements. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements. Many of these factors are beyond TSYS’ ability to control or predict. These factors include, but are not limited to:

•	the material breach of security of any of TSYS’ systems;

•	TSYS incurs expenses associated with the signing of a significant client;

•	internal growth rates for TSYS’ existing clients are lower than anticipated whether as a result of unemployment rates, card delinquencies and charge off rates or otherwise;

•	TSYS does not convert and deconvert clients’ portfolios as scheduled;

•	risks associated with foreign operations, including adverse developments with respect to foreign currency exchange rates;

•	adverse developments with respect to entering into contracts with new clients and retaining current clients;

•

consolidation in the financial services and other industries, including the merger of TSYS clients with entities that are not TSYS processing clients, the sale of portfolios by TSYS clients to entities that are not TSYS processing clients and financial institutions which are TSYS clients otherwise ceasing to exist;

•	the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act on TSYS and its clients;

•	adverse developments with respect to the payment card industry in general, including a decline in the use of cards as a payment mechanism;

•

the impact of potential and completed acquisitions, particularly the NetSpend acquisition, including the costs associated therewith, their being more difficult to integrate than anticipated, and the inability to achieve the anticipated growth opportunities and other benefits of the acquisitions;

•	the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto;

•	the impact of the application of and/or changes in accounting principles;

•	TSYS’ inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies;

•	TSYS’ reliance on financial institution sponsors;

•

changes occur in laws, rules, regulations, credit card association rules, the prepaid industry, or other industry standards affecting TSYS and its clients that may result in costly new compliance burdens on TSYS and its clients and lead to a decrease in the volume and/or number of transactions processed;

•	successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection;

•	one or more of the assumptions upon which TSYS’ earnings guidance for 2014 is based is inaccurate;

•	the effect of current domestic and worldwide economic conditions;

•

other risk factors described in the “Risk Factors” and other sections of TSYS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and other filings with the Securities and Exchange Commission; and

•	TSYS’ ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Subsequent Events

On February 11, 2014, with cash on hand, the Company acquired an additional 15% equity interest in CPAY from CPC Holding Company, LLC, a California limited liability company. This purchase reduced the remaining redeemable noncontrolling interest in CPAY to 25% of its total outstanding equity.

Consolidated Balance Sheets

	December 31,
(in thousands, except per share data)	2013	2012
Assets
Current assets:
Cash and cash equivalents (Note 4)	$278,230	247,612
Accounts receivable, net of allowances for doubtful accounts and billing adjustments of $3.4 million and $3.9 million at 2013 and 2012, respectively	264,238	247,083
Deferred income tax assets (Note 14)	14,770	9,825
Prepaid expenses and other current assets (Note 5)	96,695	70,206

Total current assets	653,933	574,726
Goodwill (Note 6)	1,543,179	518,344
Other intangible assets, net of accumulated amortization (Note 7)	481,419	130,054
Computer software, net of accumulated amortization (Note 8)	369,773	226,917
Property and equipment, net of accumulated depreciation and amortization (Note 9)	265,216	260,389
Contract acquisition costs, net of accumulated amortization (Note 10)	184,890	161,267
Equity investments, net (Note 11)	94,133	87,764
Deferred income tax assets (Note 14)	5,840	5,334
Other assets	88,185	59,043

Total assets	$3,686,568	2,023,838

Liabilities
Current liabilities:
Accrued salaries and employee benefits	$38,775	26,243
Accounts payable	36,463	63,370
Current portion of long-term borrowings (Note 12)	34,257	27,361
Current portion of obligations under capital leases (Note 12)	23,032	13,263
Other current liabilities (Note 13)	164,688	100,282

Total current liabilities	297,215	230,519
Long-term borrowings, excluding current portion (Note 12)	1,428,251	174,859
Deferred income tax liabilities (Note 14)	228,727	48,074
Obligations under capital leases, excluding current portion (Note 12)	7,500	17,155
Other long-term liabilities	82,797	68,791

Total liabilities	2,044,490	539,398

Redeemable noncontrolling interest in consolidated subsidiary	39,652	39,505

Commitments and contingencies (Note 15)
Equity
Shareholders’ equity (Notes 17, 18, 19, and 20):
Common stock — $0.10 par value. Authorized 600,000 shares; 202,790 and 202,471 issued at 2013 and 2012, respectively; 187,717 and 187,031 outstanding at 2013 and 2012, respectively	20,279	20,247
Additional paid-in capital	165,841	141,793
Accumulated other comprehensive income, net	3,749	1,408
Treasury stock, at cost (15,073 and 15,440 shares at 2013 and 2012, respectively)	(326,996)	(287,301)
Retained earnings	1,718,204	1,549,063

Total shareholders’ equity	1,581,077	1,425,210
Noncontrolling interests in consolidated subsidiaries	21,349	19,725

Total equity	1,602,426	1,444,935

Total liabilities and equity	$3,686,568	2,023,838

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share data)	2013	2012	2011
Total revenues	$2,132,353	1,870,972	1,808,966

Cost of services	1,436,331	1,262,310	1,257,970
Selling, general and administrative expenses	295,555	249,360	227,251
Merger and acquisition expenses	14,220	1,650	1,289

Total operating expenses	1,746,106	1,513,320	1,486,510

Operating income	386,247	357,652	322,456
Nonoperating expenses, net	(1,108)	(2,798)	(5,905)
Merger and acquisition expenses—bridge loan facility and bonds	(29,220)	—	—

Income before income taxes and equity in income of equity investments	355,919	354,854	316,551
Income taxes (Note 14)	112,369	115,102	102,597

Income before equity in income of equity investments	243,550	239,752	213,954
Equity in income of equity investments, net of tax (Note 11)	13,047	10,171	8,708

Net income	256,597	249,923	222,662
Net income attributable to noncontrolling interests	(11,847)	(5,643)	(2,103)

Net income attributable to Total System Services, Inc. (TSYS) common shareholders	$244,750	244,280	220,559

Basic earnings per share (EPS) attributable to TSYS common shareholders (Note 25)	$1.30	1.30	1.15

Diluted EPS attributable to TSYS common shareholders (Note 25)	$1.29	1.29	1.15

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
(in thousands)	2013	2012	2011
Net income	$256,597	249,923	222,662
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(4,081)	2,183	1,674
Postretirement healthcare plan adjustments	1,895	(1,666)	1,056
Unrealized gain on available-for-sale securities	1,773	—	—

Other comprehensive income (loss)	(413)	517	2,730

Comprehensive income	256,184	250,440	225,392
Comprehensive income attributable to noncontrolling interests	9,092	4,307	2,721

Comprehensive income attributable to TSYS common shareholders	$247,092	246,133	222,671

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2013	2012	2011
Cash flows from operating activities:
Net income	$256,597	249,923	222,662
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	205,351	170,610	169,165
Deferred income tax expense	26,945	285	1,491
Share-based compensation	28,933	18,621	16,477
Dividends received from equity investments	8,595	7,524	6,835
Charges for transaction processing provisions	7,458	2,803	4,750
Amortization of debt issuance costs	7,269	298	160
Asset impairments	—	—	799
Provisions for fraud and other losses	11,912	—	—
Provisions for bad debt expenses and billing adjustments	2,000	1,054	1,552
(Gain) Loss on disposal of equipment, net	(79)	324	(1,159)
Amortization of bond discount	225	—	—
Loss on foreign currency	1,027	2,012	3,091
Changes in value of private equity investments	(966)	(898)	—
Excess tax expense (benefit) from share-based compensation	(3,528)	(1,259)	523
Equity in income of equity investments	(13,047)	(10,171)	(8,708)
Changes in operating assets and liabilities:
Accounts payable	(52,042)	37,206	(15,512)
Accounts receivable	(8,667)	2,855	(7,044)
Prepaid expenses, other current assets and other long-term assets	(571)	(2,945)	23,099
Accrued salaries and employee benefits	(403)	(7,083)	4,492
Other current liabilities and other long-term liabilities	(24,611)	(15,406)	13,646

Net cash provided by operating activities	452,398	455,753	436,319

Cash flows from investing activities:
Cash used in acquisitions, net of cash acquired	(1,314,660)	(188,698)	(47,909)
Additions to contract acquisition costs	(55,965)	(34,384)	(31,623)
Additions to licensed computer software from vendors	(63,635)	(33,001)	(19,502)
Purchases of property and equipment	(40,598)	(31,395)	(26,938)
Additions to internally developed computer software	(33,600)	(19,285)	(17,882)
Purchase of private equity investments	(1,378)	(3,031)	(1,573)
Subsidiary repurchase of noncontrolling interests	—	—	(493)
Proceeds from sale of trade name	—	—	4,500

Net cash used in investing activities	(1,509,836)	(309,794)	(141,420)

Cash flows from financing activities:
Proceeds from long-term borrowings	1,395,661	150,000	—
Proceeds from exercise of stock options	40,691	9,672	8,065
Excess tax expense (benefit) from share-based compensation	3,528	1,259	(523)
Subsidiary dividends paid to noncontrolling shareholders	(7,321)	(2,797)	(433)
Repurchase of common stock	(103,857)	(74,939)	(121,271)
Debt issuance costs	(13,573)	(2,073)	—
Dividends paid on common stock	(56,510)	(94,035)	(53,949)
Principal payments on long-term borrowings and capital lease obligations	(166,805)	(200,052)	(28,892)
Purchase of noncontrolling interest	—	—	(174,050)

Net cash provided by (used in) financing activities	1,091,814	(212,965)	(371,053)

Cash and cash equivalents:
Effect of exchange rate changes on cash and cash equivalents	(3,758)	(1,719)	(2,304)

Net increase (decrease) in cash and cash equivalents	30,618	(68,725)	(78,458)
Cash and cash equivalents at beginning of period	247,612	316,337	394,795

Cash and cash equivalents at end of period	$278,230	247,612	316,337

Supplemental cash flow information:
Interest paid	$23,157	2,952	3,088

Income taxes paid, net	$80,033	106,778	82,084

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity

		TSYS Shareholders
	Redeemable Noncontrolling Interests	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Noncontrolling Interests	Total Equity
(in thousands, except per share data)		Shares	Dollars
Balance as of December 31, 2010	$146,000	201,326	$20,133	119,722	(2,585)	(115,449)	1,219,303	16,681	$1,257,805
Net income	(1,364)	—	—	—	—	—	220,559	3,467	224,026
Other comprehensive income	—	—	—	—	2,112	—	—	618	2,730
Common stock issued from treasury shares for exercise of stock options (Note 18)	—	—	—	(3,450)	—	11,515	—	—	8,065
Common stock issued for nonvested awards (Note 18)	—	534	53	(53)	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 18)	—	—	—	(172)	—	172	—	—	—
Share-based compensation (Note 18)	—	—	—	16,513	—	—	—	—	16,513
Cash dividends declared ($0.31 per share)	—	—	—	—	—	—	(59,228)	—	(59,228)
Purchase of treasury shares (Note 19)	—	—	—	—	—	(121,272)	—	—	(121,272)
Adjustment to fair value of non-controlling interest in TMS	29,414	—	—	(6,828)	—	—	—	—	(6,828)
Redemption of redeemable noncontrolling interests	(174,050)	—	—	—	—	—	—	—	—
Subsidiary dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(448)	(448)
Subsidiary repurchase of noncontrolling interests	—	—	—	77	28	—	—	(598)	(493)
Tax benefits associated with share-based compensation	—	—	—	139	—	—	—	—	139

Balance as of December 31, 2011	—	201,860	20,186	125,948	(445)	(225,034)	1,380,634	19,720	1,321,009
Net income	1,505	—	—	—	—	—	244,280	4,138	248,418
Other comprehensive income					1,853			(1,336)	517
Common stock issued from treasury shares for exercise of stock options (Note 18)	—	—	—	(2,386)	—	12,377	—	—	9,991
Common stock issued for nonvested awards (Note 18)	—	611	61	(61)	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 18)	—	—	—	(628)	—	628	—	—	—
Share-based compensation (Note 18)	—	—	—	18,623	—	—	—	—	18,623
Cash dividends declared ($0.40 per share)	—	—	—	—	—	—	(75,851)	—	(75,851)
Purchase of treasury shares (Note 19)	—	—	—	—	—	(75,272)	—	—	(75,272)
Subsidiary dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(2,797)	(2,797)
Fair value of noncontrolling interest in CPAY	38,000	—	—	—	—	—	—	—	—
Tax benefits associated with share-based compensation	—	—	—	297	—	—	—	—	297

Balance as of December 31, 2012	39,505	202,471	20,247	141,793	1,408	(287,301)	1,549,063	19,725	1,444,935
Net income	6,515	—	—	—	—	—	244,750	5,331	250,081
Other comprehensive income	—	—	—	—	2,341	—	—	(2,754)	(413)
Replacement share-based awards issued in connection with acquisition (Note 18)	—	—	—	(1,167)	—	16,723	—	—	15,556
Common stock issued from treasury shares for exercise of stock options (Note 18)	—	—	—	(700)	—	41,391	—	—	40,691
Common stock issued for nonvested awards (Note 18)	—	319	32	(32)	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 18)	—	—	—	(5,747)	—	5,747	—	—	—
Share-based compensation (Note 18)	—	—	—	28,972	—	—	—	—	28,972
Common stock issued from treasury shares for dividend equivalents (Note 18)	—	—	—	36	—	301	161	—	498
Cash dividends declared ($0.40 per share)	—	—	—	—	—	—	(75,770)	—	(75,770)
Purchase of treasury shares (Note 19)	—	—	—	—	—	(103,857)	—	—	(103,857)
Subsidiary dividends paid to noncontrolling interests	(6,368)	—	—	—	—	—	—	(953)	(953)
Tax shortfalls associated with share-based compensation	—	—	—	2,686	—	—	—	—	2,686

Balance as of December 31, 2013	$39,652	202,790	$20,279	165,841	3,749	(326,996)	1,718,204	21,349	$1,602,426

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

NOTE 1	Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS:    Total System Services, Inc.’s (TSYS’ or the Company’s) revenues are derived from providing payment processing, merchant services and related payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company also derives revenues by providing general purpose reloadable (GPR) prepaid debit cards and payroll cards and alternative financial services to underbanked consumers. The Company’s services are provided through the Company’s four operating segments: North America Services, International Services, Merchant Services and NetSpend.

Through the Company’s North America Services and International Services segments, TSYS processes information through its cardholder systems to financial institutions throughout the United States and internationally. The Company’s North America Services segment provides these services to clients in the United States, Canada, Mexico and the Caribbean. The Company’s International Services segment provides services to clients in Europe, India, Middle East, Africa, Asia Pacific and Brazil. The Company’s Merchant Services segment provides merchant services to merchant acquirers and merchants mainly in the United States. The Company’s NetSpend segment provides services to consumers in the United States.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION:    The accompanying consolidated financial statements, which are prepared in accordance with generally accepted accounting principles (GAAP) include the accounts of TSYS and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined in accordance with the provisions of Accounting Standards Codification (ASC) 810, “Consolidation,” and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with ASC 810.

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

ACQUISITIONS — PURCHASE PRICE ALLOCATION:    TSYS’ purchase price allocation methodology requires the Company to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. TSYS estimates the fair value of assets and liabilities based upon appraised market values, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Management determines the fair value of fixed assets and identifiable intangible assets such as developed technology or customer relationships, and any other significant assets or liabilities. TSYS adjusts the purchase price allocation, as necessary, up to one year after the acquisition closing date as TSYS obtains more information regarding asset valuations and liabilities assumed. Unanticipated events or circumstances may occur which could affect the accuracy of the Company’s fair value estimates, including assumptions regarding industry economic factors and business strategies, and result in an impairment or a new allocation of purchase price.

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

CASH AND CASH EQUIVALENTS:    Cash on hand and investments with a maturity of three months or less when purchased are considered to be cash equivalents.

ACCOUNTS RECEIVABLE:    Accounts receivable balances are stated net of allowances for doubtful accounts and billing adjustments.

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

UP-FRONT DISTRIBUTOR PAYMENTS:    The Company makes up-front contractual payments to third-party distribution partners. The Company assesses each up-front payment to determine whether it meets the criteria of an asset as defined by U.S. GAAP. If these criteria are met, the Company capitalizes the up-front payment and recognizes the capitalized amount as expense ratably over the benefit period, which is generally the contract period. If the contract requires the distributor to perform specific acts (i.e. achieve a sales goal) and no other conditions exist for the distributor to earn or retain the up-front payment, then the Company capitalizes the payment and recognizes it as an expense when the performance conditions have been met. Up-front distributor payments are classified on the Consolidated Balance Sheet as other non-current assets and recorded as a cost of services in the Consolidated Statements of Income.

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

ACQUISITION TECHNOLOGY INTANGIBLES:     These identifiable intangible assets are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from five to nine years. The provisions of ASC 350, “Intangibles — Goodwill and Other,” require that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment in accordance with ASC 360. Acquisition technology intangibles’ net book values are included in computer software, net in the accompanying balance sheets. Amortization expenses are charged to cost of services in the Company’s Consolidated Statements of Income.

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

The Company also develops software that is used internally. These software development costs are capitalized based upon the provisions of ASC 350. Internal-use software development costs are capitalized once: (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using the straight-line method over its estimated useful life which ranges from three to ten years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

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

The portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill in accordance with the provisions of ASC 323, “Investments — Equity Method and Joint Ventures,” shall not be amortized. However, equity method goodwill shall not be reviewed for impairment in accordance with ASC 350, but instead should continue to be reviewed for impairment in accordance with paragraph 19(h) of ASC 323. Equity method goodwill, which is not reported as goodwill in the Company’s Consolidated Balance Sheet, but is reported as a component of the equity investment, was $52.7 million as of December 31, 2013.

OTHER INTANGIBLE ASSETS:    Identifiable intangible assets relate primarily to customer relationships, databases, channel relationships, covenants-not-to-compete, trade names and trade associations resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to ten years. ASC 350 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC 360. Amortization expenses are charged to selling, general and administrative expenses in the Company’s Consolidated Statements of Income.

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

NONCONTROLLING INTEREST:    Noncontrolling interest in earnings of subsidiaries represents the minority shareholders’ share of the net income or loss of GP Network Corporation (GP Net), TSYS Managed Services EMEA Ltd. (TSYS Managed Services) and CPAY. The noncontrolling interest in the Consolidated Balance Sheet reflects the original investment by these shareholders in GP Net and TSYS Managed Services, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of GP Net and TSYS Managed Services. TSYS has adopted the accounting policy to recognize gains or losses on equity transactions of a subsidiary as a capital transaction.

CARDHOLDERS’ RESERVE:    The Company is exposed to losses due to cardholder fraud, payment defaults and other forms of cardholder activity as well as losses due to non-performance of third parties who receive cardholder funds for transmittal to the Issuing Banks (banks that issue MasterCard International or Visa USA, Inc. branded cards to customers). The Company establishes a reserve for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods and services. These reserves are established based upon historical loss and recovery rates and cardholder activity for which specific losses can be identified. The cardholders’ reserve was approximately $5.8 million as of December 31, 2013. The Company regularly updates its reserve estimate as new facts become known and events occur that may impact the settlement or recovery of losses.

PROVISION FOR MERCHANT LOSSES:    The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a provision against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss provision was established using historical loss rates, applied to recent bankcard processing volume. As of December 31, 2013, the Company had a loss provision in the amount of $991,000.

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

Revenue is recognized as the services are performed, primarily on a per unit basis. Processing contracts generally range from three to ten years in length. When providing payment processing services, the Company frequently enters into customer arrangements to provide multiple services that may also include conversion or implementation services, business process outsourcing services such as call center services, web-based services, and other payment processing-related services. Revenue for these services is generally recognized as they are performed on a per unit basis each month or ratably over the term of the contract.

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

When a sale involves multiple deliverables, revenue recognition is affected by the determination of the number of deliverables in an arrangement, whether those deliverables may be separated into separate units of accounting, and the valuation of each unit of accounting which affects the amount of revenue allocated to each unit. Pursuant to ASC 605, the Company uses vendor-specific objective evidence of selling price (VSOE) when it exists to determine the amount of revenue to allocate to each unit of accounting. The Company establishes VSOE of selling price using the price charged when the same service is sold separately. In certain situations, the Company does not have sufficient VSOE. In these situations, TSYS considered whether sufficient third party evidence (TPE) of selling price existed for the Company’s services. However, the Company typically is not able to determine TPE and has not used this measure of selling price due to the unique and proprietary nature of some of its services and the inability to reliably verify relevant standalone competitor prices. When there is insufficient evidence of VSOE and TPE, the Company has made its best estimate of the standalone selling price (ESP) of that service for purposes of allocating revenue to each unit of accounting. When determining ESP, TSYS uses limited standalone sales data that do not meet the Company’s criteria to establish VSOE, management pricing strategies, residual selling price data when VSOE exists for a group of elements, and margin objectives. Consideration is also given to geographies in which the services are sold or delivered, customer classifications, and market conditions including competitor pricing strategies and benchmarking studies. Revenue is recognized when the revenue recognition criteria for each unit of accounting have been met.

As business and service offerings change in the future, the determination of the number of deliverables in an arrangement and related units of accounting and the future pricing practices may result in changes in the estimates of VSOE and ESP, which may change the ratio of fees allocated to each service or unit of accounting in a given customer arrangement. There were no material changes or impact to revenue in revenue recognition in the year ended December 31, 2013 due to any changes in the determination of the number of deliverables in an arrangement, units of accounting, or estimates of VSOE or ESP.

In many situations, the Company enters into arrangements with customers to provide conversion or implementation services in addition to processing services where the conversion or implementation services do not have standalone value. In these situations, the deliverables do not meet the criteria of ASC 605-25 for separation and the deliverables are combined as a single unit of accounting for revenue recognition. For these arrangements, conversion or implementation services that do not have standalone value, are recognized over the expected customer relationship (contract term) contract term as the related processing services are performed.

The Company’s other services generally have standalone value and constitute separate units of accounting for revenue recognition purposes. However, customer arrangements entered into prior to January 1, 2011 often included services for which sufficient objective and reliable evidence of fair value did not exist. In certain situations, sufficient objective and reliable evidence of fair value did not exist for multiple undelivered services, and the deliverables were combined and recognized as a single unit of accounting based on the proportional performance for the combined unit. Beginning on January 1, 2011, services in new or materially modified arrangements of this nature are now divided into separate units of accounting and revenue is allocated to each unit based on the relative selling price method. As the services in these arrangements are generally delivered over the same term with consistent patterns of performance, there is no change in the timing or pattern of revenue recognition upon adoption of Accounting Standard Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements,” an update to ASC Topic 605, “Revenue Recognition,” and formerly known as EITF 08-1, “Revenue Arrangements with Multiple Deliverables”, nor does it have a material effect on revenue recognition for these arrangements in future periods.

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

The Company’s NetSpend revenues principally consist of a portion of the service fees and interchange revenues received by the Issuing Banks in connection with the programs NetSpend manages. Revenue is recognized when there is persuasive evidence of an arrangement, the relevant services have been rendered, the price is fixed or determinable and collectability is reasonably assured.

Cardholders are charged fees in connection with NetSpend’s products and services as follows:

•

Transactions — Cardholders are typically charged a fee for each PIN and signature-based purchase transaction made using their GPR cards, unless the cardholder is on a monthly or annual service plan, in which case the cardholder is instead charged a monthly or annual subscription fee, as applicable. Cardholders are also charged fees for ATM withdrawals and other transactions conducted at ATMs.

•	Customer Service and Maintenance — Cardholders are typically charged fees for balance inquiries made through NetSpend’s call centers. Cardholders are also charged a monthly maintenance fee after a specified period of inactivity.

•

Additional Products and Services — Cardholders are charged fees associated with additional products and services offered in connection with certain of the GPR cards, including the use of overdraft features, a variety of bill payment options, custom card designs and card-to-card transfers of funds initiated through NetSpend’s call centers.

•	Other — Cardholders are charged fees in connection with the acquisition and reloading of the GPR cards at retailers and the Company receives a portion of these amounts in some cases.

Revenue resulting from the service fees charged to the cardholders described above is recognized when the fees are charged because the earnings process is substantially complete, except for revenue resulting from the initial activation of cards and annual subscription fees. Revenue resulting from the initial activation of cards is recognized ratably, net of commissions paid to the distributors, over the average account life, which is approximately one year for GPR cards. Revenue resulting from annual subscription fees is recognized ratably over the annual period to which the fees relate.

NetSpend earns revenues from a portion of the interchange fees remitted by merchants when cardholders make purchases at their locations using their GPR cards. Subject to applicable law, interchange fees are fixed by the Networks. Interchange revenues are recognized net of sponsorship, licensing and processing fees charged by the Networks for services they provide in processing purchase transactions routed through them. Interchange revenue is recognized during the period that the purchase transactions occur. Also included in interchange revenue are fees earned from branding agreements with the Networks.

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

SHARE-BASED COMPENSATION: ASC 718, “Compensation — Stock Compensation,” establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. ASC 718 requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

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

The Company has issued vested awards to directors and nonvested awards to certain employees. The market value of the common stock at the date of issuance is recognized as compensation expense immediately for vested awards and over the vesting period of the nonvested awards. For nonvested award grants that have pro rata vesting, the Company recognizes compensation expense using the straight-line method over the vesting period of the award.

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

ADVERTISING:    Advertising costs, consisting mainly of advertising in trade publications, are expensed as incurred or the first time the advertising takes place except for direct-response advertising and television advertising production costs. Direct-response advertising consists of commission paid to affiliate marketers for the new funded customer accounts generated by them. Direct-response advertising costs are capitalized and amortized over the average life of the new accounts, which is approximately one year. Television advertising production costs consist of the costs of developing and filming television ads. Television advertising production costs are capitalized when the production services are received and expensed in the period when the advertising first takes place. Advertising expense for 2013, 2012 and 2011 was $1.3 million, $1.0 million and $813,000, respectively.

INCOME TAXES:    Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS and its affiliated subsidiaries. A consolidated U.S. federal income tax return is filed for TSYS and its majority owned U.S. subsidiaries. Additionally, income tax returns are also filed in states where TSYS and its subsidiaries have filing obligations and in foreign jurisdictions where TSYS has a foreign affiliate.

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

EARNINGS PER SHARE:    The guidance under ASC 260, “Earnings Per Share,” holds that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are “participating securities” as defined in ASC 260, and therefore should be included in EPS using the two-class method.

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

RECLASSIFICATIONS:    Certain reclassifications have been made to the 2012 and 2011 financial statements to conform to the presentation adopted in 2013.

NOTE 2	Fair Value Measurement

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

As of December 31, 2013, the Company had recorded goodwill in the amount of $1.5 billion. The Company performed its annual impairment test of its goodwill balances as of May 31, 2013, and this test did not indicate any impairment. The fair value of the RUs substantially exceeds the carrying value. Refer to Note 6 for more information regarding goodwill.

The fair value of the Company’s long-term debt and obligations under capital leases is not significantly different from its carrying value.

NOTE 3	Relationships with Affiliated Companies

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

Through its related party transactions, TSYS generates accounts receivable and liability accounts with TSYS de México and CUP Data. The Company had an accounts receivable balance of $7,400 and $7,500 associated with related parties as of December 31, 2013 and 2012, respectively. The Company had an accounts payable balance of $12,000 and $77,000 with related parties as of December 31, 2013 and 2012, respectively.

The table below details revenues derived from affiliated companies for the years ended December 31, 2013, 2012 and 2011:

(in thousands)	2013	2012	2011
Total revenues:
CUP Data	$229	172	136
TSYS de México	68	72	62

Total revenues	$297	244	198

The Company and TSYS de México are parties to an agreement where TSYS de México provides processing support to the Company. Processing support fees paid to TSYS de México were $148,000, $186,000 and $168,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 4	Cash and Cash Equivalents

Cash and cash equivalent balances at December 31 are summarized as follows:

(in thousands)	2013	2012
Cash and cash equivalents in domestic accounts	$192,468	152,373
Cash and cash equivalents in foreign accounts	85,762	95,239

Total	$278,230	247,612

The Company maintains operating accounts outside the United States denominated in currencies other than the U.S. dollar. All amounts in domestic accounts are denominated in U.S. dollars.

As of December 31, 2013 and 2012, the Company had $5.0 million and $2.5 million, respectively, of cash and cash equivalents in Money Market accounts that had an original maturity date of 90 days or less.

NOTE 5	Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets as of December 31 are summarized as follows:

(in thousands)	2013	2012
Prepaid expenses	$42,341	24,615
Supplies inventory	12,927	8,881
Other	41,427	36,710

Total	$96,695	70,206

NOTE 6	Goodwill

In 2013, the Company allocated $1.0 billion to goodwill due to the acquisition of NetSpend. During 2012, the Company allocated $162.1 million to goodwill due to the acquisitions of ProPay and CPAY.

The gross amount and accumulated impairment losses of goodwill as of December 31, 2013 and 2012 is as follows:

	2013
(in thousands)	North America Services	International Services	Merchant Services	NetSpend	Consolidated
Gross amount	$70,796	34,201	415,973	1,024,434	$1,545,404
Accumulated impairment losses	—	—	(2,225)	—	(2,225)

Goodwill, net	$70,796	34,201	413,748	1,024,434	$1,543,179

	2012
(in thousands)	North America Services	International Services	Merchant Services	NetSpend	Consolidated
Gross amount	$70,796	33,944	415,829	—	$520,569
Accumulated impairment losses	—	—	(2,225)	—	(2,225)

Goodwill, net	$70,796	33,944	413,604	—	$518,344

The changes in the carrying amount of goodwill as of December 31, 2013 and 2012 are as follows:

(in thousands)	North America Services	International Services	Merchant Services	NetSpend	Consolidated
Balance as of December 31, 2011	$70,796	33,188	251,514	—	$355,498
CPAY purchase price allocation	—	—	68,570	—	68,570
ProPay purchase price allocation	—	—	93,520	—	93,520
Currency translation adjustments	—	756	—	—	756

Balance as of December 31, 2012	70,796	33,944	413,604	—	518,344
NetSpend purchase price allocation	—	—	—	1,024,434	1,024,434
ProPay purchase price allocation	—	—	144	—	144
Currency translation adjustments	—	257	—	—	257

Balance as of December 31, 2013	$70,796	34,201	413,748	1,024,434	$1,543,179

Refer to Note 23 for more information on acquisitions.

NOTE 7	Other Intangible Assets, net

In 2013, TSYS allocated $401.6 million to other intangible assets due to the acquisition of NetSpend. In 2012, TSYS allocated $76.6 million to other intangible assets due to the acquisitions of ProPay and CPAY. Refer to Note 23 for more information on acquisitions.

Significant components of other intangible assets as of December 31 are summarized as follows:

	2013
(in thousands)	Gross	Accumulated Amortization	Net
Channel relationships	$318,600	(20,261)	$298,339
Customer relationships	167,871	(69,114)	98,757
Trade name	46,561	(6,527)	40,034
Database	28,000	(2,800)	25,200
Covenants-not-to-compete	14,940	(2,887)	12,053
Trade association	10,000	(3,750)	6,250
Favorable lease	875	(89)	786

Total	$586,847	(105,428)	$481,419

	2012
(in thousands)	Gross	Accumulated Amortization	Net
Customer relationships	$167,641	(49,822)	$117,819
Trade association	10,000	(2,750)	7,250
Trade name	2,537	(1,504)	1,033
Channel relationships	1,600	(266)	1,334
Covenants-not-to-compete	3,440	(822)	2,618

Total	$185,218	(55,164)	$130,054

Amortization related to other intangible assets, which is recorded in selling, general and administrative expenses, was $50.0 million, $16.6 million and $13.2 million for 2013, 2012 and 2011, respectively.

The weighted average useful life for each component of other intangible assets, and in total, as of December 31, 2013 is as follows:

Weighted Average Amortization Period (Yrs)
Customer relationships	8.2
Trade association	10.0
Trade name	4.9
Channel relationships	8.0
Database	5.0
Favorable Lease	4.9
Covenants-not-to-compete	5.3

Total	7.6

Estimated future amortization expense of other intangible assets as of December 31, 2013 for the next five years is:

(in thousands)
2014	$77,218
2015	75,770
2016	75,213
2017	74,822
2018	60,166

NOTE 8	Computer Software, net

Computer software as of December 31 is summarized as follows:

(in thousands)	2013	2012
Licensed computer software	$417,139	461,217
Software development costs	338,490	303,668
Acquisition technology intangibles	168,336	89,371

Total computer software	923,965	854,256

Less accumulated amortization:
Licensed computer software	224,915	336,521
Software development costs	254,423	232,113
Acquisition technology intangibles	74,854	58,705

Total accumulated amortization	554,192	627,339

Computer software, net	$369,773	226,917

The Company allocated approximately $78.7 million to acquisition technology intangibles during 2013 due to the acquisition of NetSpend. Refer to Note 23 for more information on this acquisition.

Amortization expense related to licensed computer software costs was $36.9 million, $37.4 million and $37.1 million for the years ended December 31, 2013, 2012 and 2011, respectively. Amortization expense includes amounts for computer software acquired under capital lease. Amortization of software development costs was $21.6 million, $23.3 million and $24.4 million for the years ended December 31, 2013, 2012 and 2011, respectively. Amortization expense related to acquisition technology intangibles was $15.9 million, $9.7 million and $10.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The weighted average useful life for each component of computer software, and in total, as of December 31, 2013, is as follows:

Weighted Average Amortization Period (Yrs)
Licensed computer software	5.7
Software development costs	5.8
Acquisition technology intangibles	6.8

Total	5.9

Estimated future amortization expense of licensed computer software, software development costs and acquisition technology intangibles as of December 31, 2013 for the next five years is:

(in thousands)	Licensed Computer Software	Software Development Costs	Acquisition Technology Intangibles
2014	$48,293	26,396	19,715
2015	38,847	20,532	16,670
2016	27,964	15,925	15,202
2017	20,312	11,198	13,718
2018	12,805	7,994	11,243

NOTE 9	Property and Equipment, net

Property and equipment balances as of December 31 are as follows:

(in thousands)	2013	2012
Computer and other equipment	$274,987	247,506
Buildings and improvements	242,132	232,141
Furniture and other equipment	131,036	125,100
Land	17,021	16,920
Other	988	2,955

Total property and equipment	666,164	624,622
Less accumulated depreciation and amortization	400,948	364,233

Property and equipment, net	$265,216	260,389

Depreciation and amortization expense related to property and equipment was $48.2 million, $46.3 million and $49.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Note 10	Contract Acquisition Costs, net

Significant components of contract acquisition costs as of December 31 are summarized as follows:

(in thousands)	2013	2012
Conversion costs, net	$112,239	85,402
Payments for processing rights, net	72,651	75,865

Total	$184,890	161,267

Amortization expense related to conversion costs was $19.6 million, $24.1 million and $18.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Amortization related to payments for processing rights, which is recorded as a reduction of revenues, was $13.1 million, $13.3 million and $15.9 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The weighted average useful life for each component of contract acquisition costs, and in total, as of December 31, 2013 is as follows:

Weighted Average Amortization Period (Yrs)
Payments for processing rights	12.8
Conversion costs	8.3

Total	11.4

Estimated future amortization expense of conversion costs and payments for processing rights as of December 31, 2013 for the next five years is:

(in thousands)	Conversion Costs	Payments for Processing Rights
2014	$20,537	13,925
2015	28,201	13,358
2016	26,036	10,969
2017	20,678	8,917
2018	18,705	7,952

NOTE 11	Equity Investments

The Company has an equity investment in TSYS de México and records its 49% ownership using the equity method of accounting. The operation prints statements and provides card-issuing support services to the equity investment clients and others.

The Company has an equity investment in CUP Data and records its 44.56% ownership using the equity method of accounting. CUP Data is sanctioned by the People’s Bank of China, China’s central bank, and has become one of the world’s largest and fastest-growing payments networks. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China.

TSYS’ equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments. TSYS believes the carrying value approximates the underlying assets of the equity investments.

TSYS’ equity in income of equity investments (net of tax) for the years ended December 31, 2013, 2012 and 2011 was $13.0 million, $10.2 million and $8.7 million, respectively.

A summary of TSYS’ equity investments as of December 31 is as follows:

(in thousands)	2013	2012
CUP Data	$86,549	79,859
TSYS de México	7,584	7,905

Total	$94,133	87,764

NOTE 12	Long-term Debt and Capital Lease Obligations

On February 19, 2013, the Company and its wholly-owned merger subsidiary entered into an Agreement and Plan of Merger (as amended on May 29, 2013, the “Merger Agreement”) with NetSpend, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, the merger subsidiary merged with and into NetSpend on July 1, 2013, with NetSpend continuing as the surviving corporation and as a wholly-owned subsidiary of TSYS (the “Merger”). Refer to Note 23 for more information about the acquisition.

On April 8, 2013, the Company entered into a Credit Agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Syndication Agent, Regions Bank and U.S. Bank National Association, as Documentation Agents, and other lenders party thereto, with J.P. Morgan Securities LLC, The Bank of Tokyo Mitsubishi UFJ, Ltd., Regions Capital Markets, and U.S. Bank National Association as joint lead arrangers and joint bookrunners. The Credit Agreement provides for a five-year term loan to the Company in the amount of $200.0 million (the “Term Loan”) and bears interest at LIBOR plus 1.125%, which are subject to adjustment based on changes in the Company’s credit ratings, with margins ranging from 1.00 to 1.75%. As of December 31, 2013, the outstanding balance on the Credit Agreement was $195.0 million.

Concurrently with entering into the Merger Agreement, TSYS obtained commitments for a $1.2 billion 364-day bridge term loan facility from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and The Bank of Tokyo-Mitsubishi UFJ, Ltd. Thereafter, JPMorgan Chase Bank, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. assigned portions of their commitments to other bridge facility lenders. The Company paid fees associated with the bridge term loan of approximately $5.9 million. The total commitments under the bridge term loan facility were eliminated in May 2013 after the issuance of the Notes described below.

On May 22, 2013, the Company closed its issuance (the “Transaction”) of $550.0 million aggregate principal amount of 2.375% Senior Notes due 2018 and $550.0 million aggregate principal amount of 3.750% Senior Notes due 2023 (collectively, the “Notes”) pursuant to an Underwriting Agreement with J.P. Morgan Securities LLC, as representative of certain underwriters (the “Underwriters”), whereby the Company agreed to sell and the Underwriters agreed to purchase the Notes from the Company, subject to and upon the terms and conditions set forth in the Underwriting Agreement. The interest on the Notes are payable semiannually. The Company paid fees associated with the issuance of these Notes of approximately $8.9 million and recorded discounts of approximately $4.3 million that are being amortized over the life of the Notes. The Company used the net proceeds of the Transaction to pay a portion of the $1.4 billion purchase price of the Company’s acquisition of NetSpend and related fees and expenses. The Notes were issued pursuant to an Indenture dated as of May 22, 2013 between the Company and Wells Fargo Bank, National Association, as trustee. The Company received a rating from Moody’s of Baa3 and a rating from Standard & Poor’s of BBB+ in connection with the Senior Notes at the time of issuance.

The Notes also contain various affirmative and negative covenants, including those that create limitations on the Company’s:

•	creation of liens;

•	merging or selling assets unless certain conditions are met; and

•	entering into sale/leaseback transactions.

The Notes also contain a provision that requires the Company to repurchase all or any portion of a holder’s Notes, at the holder’s option, if a Change in Control Repurchase Event occurs.

Amendment to Existing Credit Agreement

On September 10, 2012, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Regions Bank and U.S. Bank National Association, as Syndication Agents, and the other lenders named therein, with J.P. Morgan Securities LLC, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Regions Capital Markets and U.S. Bank National Association, as joint lead arrangers and joint bookrunners (the “Existing Credit Agreement”). The Existing Credit Agreement provides for a $350 million five-year unsecured revolving credit facility (which may be increased by up to an additional $350 million under certain circumstances) and includes a $50 million subfacility for the issuance of standby letters of credit and a $50 million subfacility for swingline loans. The Existing Credit Agreement also provides for a $150 million five-year unsecured term loan, which was fully funded on the closing of the Existing Credit Agreement. As of December 31, 2013, the outstanding balance on the Existing Credit Agreement was $138.8 million.

On April 8, 2013, the Company entered into the First Amendment to the Existing Credit Agreement (the “Revolver”) in order to conform certain provisions of the Existing Credit Agreement to the Credit Agreement for the Term Loan. On July 1, 2013, an additional $100 million was used as funding in the NetSpend Merger. As of December 31, 2013, there was no outstanding balance on the Revolver.

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

The Credit Agreement for the aforementioned loan provided for a $168 million unsecured five year term loan to the Company and a $252 million five year unsecured revolving credit facility. The principal balance of loans outstanding under the credit facility bears interest at a rate of LIBOR plus an applicable margin of 0.60%. The applicable margin could vary within a range from 0.27% to 0.725% depending on changes in the Company’s corporate credit rating. Interest was paid on the last date of each interest period; however, if the period exceeded three months, interest was paid every three months after the beginning of such interest period. In addition, the Company paid each lender a fee in respect of the amount of such lender’s commitment under the revolving credit facility (regardless of usage), ranging from 0.08% to 0.15% (currently 0.10%) depending on the Company’s corporate credit rating.

The Company was not required to make any scheduled principal payments other than payment of the entire outstanding balance on December 21, 2012. The Company was able to prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders’ customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement included covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2012 or 2011.

TSYS acquired additional mainframe and distributed software licenses to increase capacity as a result of continued increases in transaction volumes. The Company entered into a $20.0 million financing agreement in December 2013 to purchase these additional software licenses. The balance at December 31, 2013 was $20.0 million.

TSYS also acquired additional mainframe software licenses to increase capacity in 2012. The Company entered into an $8.6 million and an $11.9 million financing agreement in June and December 2012, respectively, to purchase these additional software licenses. The balance at December 31, 2013 was $4.6 million and $8.3 million, respectively.

In December 2010, the Company obtained a $39.8 million note payable from a third-party vendor related to financing the purchase of distributed systems software. The note was no longer outstanding at December 31, 2013.

On October 30, 2008, the Company’s International Services segment obtained a credit agreement from a third-party to borrow up to ¥2.0 billion, or approximately $21 million, in a Yen-denominated three-year loan to finance activities in Japan. The rate is LIBOR plus 80 basis points. The Company initially made a draw of ¥1.5 billion, or approximately $15.1 million. In January 2009, the Company made an additional draw down of ¥250 million, or approximately $2.8 million. In April 2009, the Company made an additional draw down of ¥250 million, or approximately $2.5 million. On December 30, 2011, the Company modified its loan to extend the maturity date to November 5, 2014. In December 2013, the Company repaid this loan.

In addition, TSYS maintains an unsecured credit agreement with Columbus Bank and Trust. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2013, 2012 or 2011.

Long-term debt as of December 31 consists of:

(in thousands)	2013	2012
$550,000,000 2.375% Senior Notes, due June 1, 2018 (5 year tranche), net of discount	$549,858	—
$550,000,000 3.75% Senior Notes, due June 1, 2023 (10 year tranche), net of discount	546,027	—
LIBOR + 1.125%, unsecured term loan, due April 8, 2018, with quarterly principal and interest payments	195,000	—
LIBOR + 1.125%, unsecured term loan, due September 10, 2017, with quarterly principal and interest payments	138,750	146,250
LIBOR + 0.80%, unsecured term loan, due November 5, 2014, with principal paid at maturity	—	23,236
1.50% note payable, due December 31, 2015, with monthly interest and principal payments	20,000	—
1.50% note payable, due December 31, 2013, with monthly interest and principal payments	—	13,452
1.50% note payable, due January 31, 2016, with monthly interest and principal payments	8,269	11,825
1.50% note payable, due July 31, 2015, with monthly interest and principal payments	4,604	7,457

Total debt	1,462,508	202,220
Less current portion	34,257	27,361

Noncurrent portion of long-term debt	$1,428,251	174,859

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2013 are summarized as follows:

(in thousands)
2014	$34,257
2015	37,030
2016	30,336
2017	125,000
2018	690,000

Capital lease obligations as of December 31 consist of:

(in thousands)	2013	2012
Capital lease obligations	$30,532	30,418
Less current portion	23,032	13,263

Noncurrent portion of capital leases	$7,500	17,155

The future minimum lease payments under capital leases as of December 31, 2013 are summarized as follows:

(in thousands)
2014	$23,424
2015	3,607
2016	2,397
2017	1,461
2018	247

Total minimum lease payments	31,136
Less amount representing interest	604

Principal minimum lease payments	$30,532

NOTE 13	Other Current Liabilities

Significant components of other current liabilities as of December 31 are summarized as follows:

(in thousands)	2013	2012
Deferred revenues	$36,850	29,101
Dissenting shareholder liability*	25,723	—
Accrued expenses	24,236	30,963
Dividends payable	19,508	729
Accrued income taxes	6,410	10,936
Pass through expenses	8,379	8,532
Commissions	6,546	—
Other	37,036	20,021

Total	$164,688	100,282

*	Refer to Note 23 on acquisitions for additional information.
NOTE 14	Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the Consolidated Statements of Income were as follows:

	Years Ended December 31,
(in thousands)	2013	2012	2011
Current income tax expense:
Federal	$69,838	98,153	83,518
State	2,949	2,572	4,666
Foreign	12,637	14,092	12,922

Total current income tax expense	85,424	114,817	101,106

Deferred income tax expense (benefit):
Federal	27,447	1,395	3,126
State	(55)	411	61
Foreign	(447)	(1,521)	(1,696)

Total deferred income tax expense	26,945	285	1,491

Total income tax expense	$112,369	115,102	102,597

	Years Ended December 31,
(in thousands)	2013	2012	2011
Components of income before income tax expense:
Domestic	$327,801	320,581	279,416
Foreign	28,118	34,273	37,135

Total income before income tax expense	$355,919	354,854	316,551

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, noncontrolling interest and equity in income of equity investments as a result of the following:

	Years Ended December 31,
(in thousands)	2013	2012	2011
Computed “expected” income tax expense	$124,572	124,199	110,793
Increase (decrease) in income tax expense resulting from:
International tax rate differential	3,228	2,781	1,831
State income tax expense, net of federal income tax effect	3,495	2,143	3,164
Increase in valuation allowance	549	193	3,773
Tax credits	(6,148)	(3,762)	(9,044)
Deduction for domestic production activities	(8,225)	(5,727)	(5,524)
Permanent differences and other, net	(5,102)	(4,725)	(2,396)

Total income tax expense	$112,369	115,102	102,597

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability as of December 31, 2013 and 2012 relate to the following:

(in thousands)	2013	2012
Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$30,872	24,405
Allowances for doubtful accounts and billing adjustments	728	644
Deferred revenue	20,111	18,645
Other, net	45,705	41,348

Total deferred income tax assets	97,416	85,042
Less valuation allowance for deferred income tax assets	(19,949)	(19,400)

Net deferred income tax assets	77,467	65,642

Deferred income tax liabilities:
Excess tax over financial statement depreciation	(45,709)	(36,682)
Computer software development costs	(55,074)	(39,637)
Purchase accounting adjustments	(168,689)	(4,514)
Foreign currency translation	(10,291)	(8,574)
Other, net	(5,821)	(9,150)

Total deferred income tax liabilities	(285,584)	(98,557)

Net deferred income tax liabilities	$(208,117)	(32,915)

Total net deferred tax assets (liabilities):
Current	$14,770	9,825
Noncurrent	(222,887)	(42,740)

Net deferred income tax liability	$(208,117)	(32,915)

As of December 31, 2013, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carryforwards of $18.2 million, $1.9 million and $10.8 million, respectively. As of December 31, 2012, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carry forwards of $13.4 million, $1.9 million and $9.1 million, respectively. Some of the net operating losses and some of the tax credits began expiring in 2012.

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

Management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $19.9 million and $19.4 million as of December 31, 2013 and 2012, respectively. The increase in the valuation allowance for deferred income tax assets was $0.5 million for 2013. The increase in the valuation allowance for deferred income tax assets was $0.2 million for 2012. The increase relates to foreign losses and state tax credits which, more likely than not, will not be realized in later years.

TSYS has adopted the permanent reinvestment exception under ASC 740, “Income Taxes,” with respect to future earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested. No provision for U.S. federal and state incomes taxes has been made in the consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $79.0 million as of December 31, 2013. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

TSYS is the parent of an affiliated group that files a consolidated U.S. federal income tax return and most state and foreign income tax returns on a separate entity basis. In the normal course of business, the Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. federal income tax examinations for years before 2009 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2005. There are currently federal income tax examinations in progress for the years 2009 and 2010 for a subsidiary which was acquired this year. Additionally, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its recorded liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

TSYS adopted the provisions of ASC 740 on January 1, 2007 which prescribes a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return. During the year ended December 31, 2013, TSYS decreased its liability for prior year uncertain income tax positions as a discrete item by a net amount of approximately $6.3 million (net of the federal tax effect). This decrease resulted from refunds received and TSYS reassessing its tax positions. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax liabilities is as follows 1:

(in millions)	Year Ended December 31, 2013
Beginning balance	$9.0
Current activity:
Additions based on tax positions related to current year	0.7
Additions for tax positions of prior years	1.5
Reductions for tax positions of prior years	(6.0)
Settlements	(2.5)

Net, current activity	(6.3)
Ending balance	$2.7

1	Unrecognized state tax liabilities are not adjusted for the federal tax impact.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the Consolidated Statements of Income. Gross accrued interest and penalties on unrecognized tax benefits totaled $0.3 million and $0.9 million as of December 31, 2013 and December 31, 2012, respectively. The total amounts of unrecognized income tax benefits as of December 31, 2013 and December 31, 2012 that, if recognized, would affect the effective tax rates are $2.8 million and $8.8 million (net of the federal benefit on state tax issues), respectively, which includes interest and penalties of $0.2 million and $0.7 million, respectively.

NOTE 15	Commitments and Contingencies

LEASE COMMITMENTS:    TSYS is obligated under noncancelable operating leases for computer equipment and facilities.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2013, are as follows:

(in thousands)
2014	$123,807
2015	121,904
2016	111,455
2017	43,517
2018	23,210
Thereafter	42,208

Total future minimum lease payments	$466,101

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allow the Company to continually update its computer equipment. Total rental expense under all operating leases in 2013, 2012 and 2011 was $95.7 million, $99.0 million and $97.5 million, respectively.

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

Settlement of Certain Litigation

As previously disclosed, a putative class action entitled Koehler v. NetSpend Holdings, Inc. et. al. (the “Koehler action”) was filed in the Court of Chancery of the State of Delaware on March 1, 2013 and a putative class action entitled Bushansky v. NetSpend Holdings, Inc. et al. (together with the Koehler action, the “Actions”) was filed in the District Court of Travis County, Texas on February 25, 2013, each in connection with TSYS’ proposed merger with NetSpend pursuant to the Merger Agreement. On May 21, 2013, the Delaware Chancery Court issued a memorandum opinion in the Koehler action denying the plaintiff’s motion for a preliminary injunction, which sought to enjoin a shareholder vote on the proposed merger.

While TSYS and the other defendants believed that each of the Actions was without merit, in an effort to minimize the cost and expense of any litigation relating to such Actions, on May 29, 2013, the defendants reached an agreement in principle with the plaintiffs regarding settlement of the Actions. In connection with the settlement contemplated by that agreement in principle, and, later, a Settlement Agreement, dated as of September 20, 2013 (the

“Settlement Agreement”), the Actions and all claims asserted therein would be dismissed. In addition, pursuant to the terms of the Settlement Agreement, TSYS and/or NetSpend, where applicable, agreed (a) to make certain amendments to the Merger Agreement; (b) that, consistent with the terms of the Merger Agreement, prior to the receipt of approval of the NetSpend stockholders, NetSpend could furnish information to, and engage in discussions and negotiations with, third parties who make unsolicited bona fide acquisition proposals if certain conditions were met; (c) that the special meeting of NetSpend stockholders that was scheduled to be held on May 31, 2013 would be adjourned to June 18, 2013; (d) that NetSpend would not take certain positions with respect to any appraisal proceeding perfected under Delaware law; (e) that certain information would be provided to counsel for the plaintiffs in the Actions in connection with any perfected appraisal proceeding; and (f) without admitting that any of the claims in the Actions have merit or that any supplemental disclosure was required under any applicable statute, rule, regulation or law, that they would acknowledge that the filing and prosecution of the Actions were the cause, in whole or in part, of certain supplemental disclosures made in connection with the proposed merger.

The Settlement Agreement was submitted to the Court of Chancery on October 4, 2013, and on December 18, 2013, after considering the terms of the settlement, the Delaware Chancery Court entered an order approving the proposed settlement and dismissing the Actions with prejudice. Under the terms of the Settlement Agreement, the settlement became final upon the expiration of the time for any appeal of the court’s December 18, 2013 order, or thirty days following December 18, 2013.

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

A portion of the Company’s business is conducted through distributors that provide load and reload services to cardholders at their locations. Members of the Company’s distribution and reload network collect cardholder funds and remit them by electronic transfer to the Issuing Banks for deposit in the cardholder accounts. The Company’s Issuing Banks typically receive cardholders’ funds no earlier than three business days after they are collected by the distributor. If any distributor fails to remit cardholders’ funds to the Company’s Issuing Banks, the Company typically reimburses the Issuing Banks for the shortfall created thereby. The Company manages the risk associated with this process through a formalized set of credit standards, volume limits and deposit requirements for certain distributors and by typically maintaining the right to offset any settlement shortfall against the commissions payable to the relevant distributor. To date, the Company has not experienced any significant losses associated with settlement failures and the Company had not recorded a settlement guarantee liability as of December 31, 2013. As of December 31, 2013, the Company’s estimated gross settlement exposure was $8.8 million.

GPR cardholders can incur charges in excess of the funds available in their accounts and are liable for the resulting overdrawn account balance. Although the Company generally declines authorization attempts for amounts that exceed the available balance in a cardholder’s account, the application of the Networks’ rules and regulations, the timing of the settlement of transactions and the assessment of subscription, maintenance or other fees can, among other things, result in overdrawn card accounts. The Company also provides, as a courtesy and in its discretion, certain cardholders with a “cushion” that allows them to overdraw their card accounts by up to $10. In addition, eligible cardholders may enroll in the Issuing Banks’ overdraft protection programs and fund transactions that exceed the available balance in their accounts. The Company generally provides the funds used as part of these overdraft programs (MetaBank will advance the first $1.0 million on behalf of its cardholders) and is responsible to the Issuing Banks for any losses associated with any overdrawn account balances. As of December 31, 2013, cardholders’ overdrawn account balances totaled $13.8 million. As of December 31, 2013, the Company’s reserves for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods or services was $5.8 million.

The Company has not recorded a liability for guarantees or indemnities in the accompanying consolidated balance sheet since the maximum amount of potential future payments under such guarantees and indemnities is not determinable.

PRIVATE EQUITY INVESTMENTS:    On May 31, 2011, the Company entered into a limited partnership agreement in connection with its agreement to invest in an Atlanta, Georgia-based venture capital fund focused exclusively on investing in technology-enabled financial services companies. Pursuant to the limited partnership agreement, the Company has committed to invest up to $20 million in the fund so long as its ownership interest in the fund does not exceed 50%. As of December 31, 2013, the Company had made investments in the fund of $6.0 million and recognized a cumulative gain of $1.8 million due to an increase in fair value.

NOTE 16	Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. The employee benefit plans through which TSYS provided benefits to its employees during 2013 are described as follows:

TSYS RETIREMENT SAVINGS PLAN:    TSYS maintains a single plan, the Retirement Savings Plan, which is designed to reward all team members of TSYS U.S.-based companies with a uniform employer contribution. The terms of the plan provide for the Company to match 100% of the employee contribution up to 4% of eligible compensation. The Company can make discretionary contributions up to another 4% based upon business conditions. The Company’s contributions to the plan charged to expense for the years ended December 31 are as follows:

(in thousands)	2013	2012	2011
TSYS Retirement Savings Plan	$14,506	13,421	15,951

STOCK PURCHASE PLAN:    The Company maintains a stock purchase plan for employees and previously maintained a stock purchase plan for directors. The Company contributes 15% of employee contributions and contributed 15% of director voluntary contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock on the open market at fair market value for the benefit of participants. The Director Stock Purchase Plan was terminated on

November 30, 2011. The Company’s contributions to these plans charged to expense for the years ended December 31 are as follows:

(in thousands)	2013	2012	2011
TSYS Stock Purchase Plan	$1,236	1,140	1,177

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

NOTE 17	Equity

DIVIDENDS: Dividends on common stock of $56.5 million were paid in 2013, compared to $94.0 million and $53.9 million in 2012 and 2011, respectively. The decrease in dividends paid in 2013 compared to 2012 is due to the acceleration of payment of the fourth quarter 2012 dividend. The fourth quarter 2012 dividend payment was paid in December, rather than January, to allow shareholders to benefit from the lower dividend tax rate that was set to expire on December 31, 2012.

EQUITY COMPENSATION PLANS:    The following table summarizes TSYS’ equity compensation plans by category as of December 31, 2013:

(in thousands, except per share data) Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	5,752	$20.96	11,544	[1]
Equity compensation plans not approved by security holders	—	—	—

Total	5,752	$20.96	11,544

1	Includes 11,543,910 shares available for future grants under the Total System Services, Inc. 2007 Omnibus Plan and 2012 Omnibus Plan, which could be in the form of options, nonvested awards and performance shares.

CHANGES IN TSYS’ OWNERSHIP INTEREST IN SUBSIDIARIES:    TSYS’ subsidiary GP Net repurchased 400 common shares on December 29, 2011 from its noncontrolling interest. As a result of the transaction, TSYS’ ownership increased to 54.08% from 53.00%. The following table presents the effect on TSYS’ shareholders’ equity from GP Net’s acquisition of treasury shares:

(in thousands)	Year Ended December 31, 2011
Increase in OCI	$28
Increase in additional paid in capital	77

Effect from change in noncontrolling interests	$105

NOTE 18	Share-Based Compensation

General Description of Share-Based Compensation Plans

TSYS has various long-term incentive plans under which the Compensation Committee of the Board of Directors has the authority to grant share-based compensation to TSYS employees.

Employee stock options granted during or after 2006 (other than performance-based stock options) generally become exercisable in three equal annual installments on the anniversaries of the date of grant and expire ten years from the date of grant. Vesting for stock options granted during the years 2006 through 2009 (other than performance-based stock options) accelerate upon retirement for employees who have reached age 62 and who also have no less than fifteen years of service, or are 65, at the date of their election to retire. For stock options granted during the years 2006 through 2009, share-based compensation expense is fully recognized for plan participants upon meeting the retirement eligibility requirements of age and service. Employees not retirement eligible who terminate employment only received the shares for the full vesting periods completed.

Stock options granted during 2010 and 2011 generally become exercisable in three equal annual installments on the anniversaries of the date of grant and expire ten years from the date of grant. These options vest on a pro-rata basis upon retirement based upon the number of months employed during the year of retirement. For stock options granted during 2010 and 2011, share-based compensation expense is fully recognized for plan participants upon meeting the retirement eligibility requirements of age and service. Employees not retirement eligible who terminate employment only received the shares for the full vesting periods completed.

Stock options granted subsequent to 2011 generally become exercisable in three equal annual installments on the anniversaries of the date of grant and expire ten years from the date of grant. For employees who retire during the first 18 months of the options term, the options vest on a pro-rata basis based upon the number of months employed during the year of retirement. If the employee retires after the 18-month period, vesting is accelerated upon retirement. When an employee meets the requirements for retirement eligibility after the 18-month period but before the final vesting period, the employee is fully vested in the options at that time. Employees not retirement eligible who terminate employment only received the shares for the full vesting periods completed.

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

Long-Term Incentive Plans

TSYS maintains the Total System Services, Inc. 2012 Omnibus Plan, Total System Services, Inc. 2007 Omnibus Plan, Total System Services, Inc. 2002 Long-Term Incentive Plan, Total System Services, Inc. 2000 Long-Term Incentive Plan and the Amended and Restated NetSpend Holdings, Inc. 2004 Equity Incentive Plan for Options and Restricted Shares Assumed by Total System Services, Inc. to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS’ growth, development and financial success. Awards under these plans are designed to motivate employees and directors to devote their best efforts to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS’ success.

The plans are administered by the Compensation Committee of the Company’s Board of Directors and enable the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS’ common stock at the time of grant. Any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee’s permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the various plans. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the various plans may not exceed the following: Total System Services, Inc. 2012 Omnibus Plan –17 million shares; Total System Services, Inc. 2007 Omnibus Plan –5 million shares; Total System Services, Inc. 2002 Long-Term Incentive Plan –9.4 million shares; and Total System Services, Inc. 2000 Long-Term Incentive Plan –2.4 million shares. Effective February 1, 2010 and March 5, 2012, no additional awards may be made from the Total System Services, Inc. 2000 and 2002 Long-Term Incentive Plans, respectively.

Share-Based Compensation

TSYS’ share-based compensation costs are included as expenses and classified as cost of services and selling, general and administrative. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs as these awards are typically granted to individuals not involved in capitalizable activities. For the year ended December 31, 2013, share-based compensation was $28.9 million compared to $18.6 million and $16.5 million for the same periods in 2012 and 2011, respectively.

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

	2013	2012	2011
Number of shares	1,667,246	310,690	206,040
Market value (in millions)	$41.3	6.7	3.6

On July 1, 2013, the Company issued 870,361 shares of TSYS common stock as nonvested stock replacement awards with a market value of $21.5 million as part of the NetSpend acquisition. The nonvested stock bonus awards to employees of NetSpend are for services to be provided in the future and vest over varying periods. The NetSpend awards were converted into equivalent shares of Company’s common stock on the acquisition date. The value of the stock at the date of issuance is charged as compensation expense over the vesting periods of the awards.

On July 18, 2013, the Company issued 212,694 retention shares of TSYS common stock with a market value of $5.5 million to certain key employees of NetSpend. The nonvested stock bonus awards to certain key employees are for services to be provided in the future and vest over periods ranging from two to four years. The market value of the TSYS common stock at the date of issuance is charged as compensation expense over the vesting periods of the awards.

A summary of the status of TSYS’ nonvested shares as of December 31, 2013, 2012 and 2011 and the changes during the periods are presented below:

	2013		2012		2011
Nonvested shares (in thousands, except per share data)	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	554	$19.96	618	$16.80	821	$16.91
Granted [1]	1,667	24.75	311	21.47	206	17.67
Vested	(328)	19.95	(366)	15.91	(376)	17.60
Forfeited/canceled	(110)	23.82	(9)	19.85	(33)	15.71

Outstanding at end of year	1,783	$24.19	554	$19.96	618	$16.80

1	Includes the issuance of approximately 870,361 stock replacement awards in connection with the acquisition of NetSpend. These awards had a market value of $21.5 million. A portion of the expense associated with these options has been included as a component of the total purchase price of the NetSpend acquisition. Refer to Note 23.

As of December 31, 2013, there was approximately $30.8 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 2.2 years.

On July 18, 2013, TSYS issued 225,000 shares of TSYS common stock as a performance-based retention stock award to a certain key executive with a performance-based vesting schedule. The performance-based stock award has a 2013-2015 performance period for which the Compensation Committee of the Board of Directors established two performance goals: revenues of the NetSpend segment and operating income of the NetSpend segment and, if such goals are attained in 2015, the performance-based award will vest, up to a maximum of 100% of the total grant. Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. The Company estimates the probability of achieving the goals through the performance period and expenses the award on a straight-line basis. Compensation costs related to the performance-based stock award are expected to be recognized until the end of 2015.

On July 1, 2013, the Company issued 87,356 shares of TSYS common stock as a performance-based replacement stock award as part of the NetSpend acquisition. The performance-based stock award has a 2013-2015 performance period for which the Compensation Committee of the Board of Directors established two performance goals: revenues of the NetSpend segment and operating income of the NetSpend segment and, if such goals are attained in

2015, the performance award will vest, up to a maximum of 100% of the total grant. The Company estimates the probability of achieving the goals through the performance period and expenses the award on a straight-line basis. Compensation costs related to the performance-based stock award are expected to be recognized until the end of 2015.

In April 2013, TSYS authorized a total grant of 237,679 performance shares to certain key executives with a performance-based vesting schedule (2013 performance shares). These 2013 performance shares have a 2013-2015 performance period for which the Compensation Committee of the Board of Directors established two performance goals: compound growth in revenues before reimbursable items and income from continuing operations and, if such goals are attained in 2015, the performance shares will vest, up to a maximum of 200% of the total grant. Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. The Company estimates the probability of achieving the goals through the performance period and expenses the award on a straight-line basis. Compensation costs related to these performance shares are expected to be recognized until the end of 2015.

In March 2012, TSYS authorized a total grant of 241,095 performance shares to certain key executives with a performance based vesting schedule (2012 performance shares). These 2012 performance shares have a 2012-2014 performance period for which the Compensation Committee of the Board of Directors established two performance goals: compound growth in revenues before reimbursable items and income from continuing operations and, if such goals are attained in 2014, the performance shares will vest, up to a maximum of 200% of the total grant. Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. The Company estimates the probability of achieving the goals through the performance period and will expense the award on a straight-line basis. Compensation costs related to these performance shares are expected to be recognized until the end of 2014.

In March 2011, TSYS authorized a total grant of 263,292 performance shares to certain key executives with a performance based vesting schedule (2011 performance shares). These 2011 performance shares have a 2011-2013 performance period for which the Compensation Committee of the Board of Directors established two performance goals: compound growth in revenues before reimbursable items and income from continuing operations and, if such goals are attained in 2013, the performance shares will vest, up to a maximum of 200% of the total grant.

Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. On January 22, 2014, when the Committee certified performance, the performance shares vested at approximately 153% of the total grant.

As of December 31, 2013, there was approximately $13.9 million of total unrecognized compensation cost related to the 2012 and 2013 performance shares compensation arrangement. That cost is expected to be recognized until the end of 2015.

A summary of the awards authorized in each year is below:

	Total Number of Shares Awarded	Potential Number of Performance- Based Shares to be Vested
2013	563,803	563,803	(2016)
2012	241,095	458,082	(2015)
2011	263,292	403,521	(2014)

A summary of the status of TSYS’ performance-based nonvested shares as of December 31, 2013, 2012 and 2011 and changes during those periods are presented below:

	2013		2012		2011
Performance-based Nonvested shares (in thousands, except per share data)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	809	$18.76	580	$16.68	316	$15.65
Granted [1]	564	24.88	278	22.91	300	17.63
Vested	(324)	15.93	(37)	18.08	(36)	15.61
Forfeited/canceled	—	—	(12)	16.57	—	—

Outstanding at end of year	1,049	$22.75	809	$18.76	580	$16.68

1	Includes the issuance of approximately 87,356 stock replacement awards in connection with the acquisition of NetSpend. These awards had a market value of $2.2 million. A portion of the expense associated with these awards has been included as a component of the total purchase price of the NetSpend acquisition. Refer to Note 23.

Stock Option Awards

On July 1, 2013, the Company issued 1,060,148 stock option replacement awards with a market value of $13.7 million as part of the NetSpend acquisition. The weighted average fair value of the options was $12.93 and was calculated on the date of grant using a conversion factor into equivalent shares of the Company’s common stock on the acquisition date. The grants vest over a period ranging from seven months to 45 months. The weighted average fair value of the option grants was estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the following weighted average assumptions: exercise price of $11.68; risk-free interest rate of 1.31%; expected volatility of 29.22%; expected term of 4.7 years; and dividend yield of 1.63%.

During 2013, 2012 and 2011, the Company granted stock options to key TSYS executive officers and non-management members of its Board of Directors. The grants to key TSYS executive officers were issued for services to be provided in the future and vest over a period of three years. The grants to the Board of Directors were fully vested on the date of grant. The average fair value of the options granted was estimated on the date of grant using the Black-Scholes-Merton option-pricing model.

The following table summarizes the weighted average assumptions, and the weighted average fair value of the options:

	2013	2012	2011
Number of options granted	1,939,796	818,090	716,508
Weighted average exercise price	$17.42	$22.95	$17.61
Risk-free interest rate	1.31%	1.69%	2.96%
Expected volatility	26.81%	24.11%	29.98%
Expected term (years)	6.0	7.9	8.5
Dividend yield	1.64%	1.75%	1.59%
Weighted average fair value	$9.48	$5.27	$5.78

A summary of TSYS’ stock option activity as of December 31, 2013, 2012 and 2011, and changes during the years ended on those dates is presented below:

	2013		2012		2011
(in thousands, except per share data)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:
Outstanding at beginning of year	6,065	$21.27	6,082	$20.61	8,810	$23.40
Granted [1]	1,940	17.42	818	22.95	717	17.61
Exercised	(2,177)	18.75	(619)	16.15	(597)	13.51
Forfeited/canceled	(76)	16.78	(216)	23.73	(2,848)	29.96

Outstanding at end of year	5,752	$20.96	6,065	$21.27	6,082	$20.61

Options exercisable at year-end	3,232	$23.02	3,235	$24.12	3,122	$25.00

Weighted average fair value of options granted during the year		$9.48		$5.27		$5.78

1	Includes the issuance of approximately 1.1 million stock option replacement awards in connection with the acquisition of NetSpend. These awards had a market value of $13.7 million. A portion of the expense associated with these awards has been included as a component of the total purchase price of the NetSpend acquisition. Refer to Note 23.

As of December 31, 2013, the average remaining contractual life and intrinsic value of TSYS’ outstanding and exercisable stock options were as follows:

	Outstanding	Exercisable
Average remaining contractual life (in years)	6.5	4.5

Aggregate intrinsic value (in thousands)	$70,851	$33,143

Shares Issued for Options Exercised

During 2013, 2012 and 2011, employees of the Company exercised options for shares of TSYS common stock that were issued from treasury. The table below summarizes these stock option exercises by year:

(in thousands)	Options Exercised and Issued from Treasury	Intrinsic Value
2013	2,177	$16,580
2012	619	4,243
2011	597	3,627

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

As of December 31, 2013, there was approximately $6.1 million of total unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 1.4 years.

NOTE 19	Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value at December 31 :

(in thousands)	Number of Treasury Shares	Treasury Shares Cost
2013	15,073	$326,996
2012	15,440	287,301
2011	12,829	225,034

Stock Repurchase Plan

On April 20, 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. On May 3, 2011, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 10 million shares to up to 15 million shares of TSYS stock. On July 24, 2012, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 15 million shares to up to 20 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2014. During 2013, the Company purchased 3.1 million shares for approximately $97.6 million, at an average price of $31.48. During 2012, the Company purchased 3.2 million shares for approximately $74.6 million, at an average price of $23.31. During 2011, the Company purchased 6.6 million shares for approximately $120.6 million, at an average price of $18.28. In January 2014, the TSYS Board approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 20 million shares to up to 28 million shares of TSYS stock. With the increase, TSYS has 12.0 million shares available to be repurchased. In addition, the expiration date of the plan was extended to April 30, 2015.

The following table sets forth information regarding the Company’s purchases of its common stock on a monthly basis during the three months ended December 31, 2013:

(in thousands, except per share data)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Cumulative shares Purchased as Part of Publicly announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2013	—	$—	12,893	7,107
November 2013	—	—	12,893	7,107
December 2013	3,100	31.48	15,993	4,007

Total	3,100	$31.48

Treasury Shares

In 2008, the Compensation Committee approved “share withholding for taxes” for all employee nonvested awards, and also for employee stock options under specified circumstances. The dollar amount of the income tax liability from each exercise is converted into TSYS shares and withheld at the statutory minimum. The shares are added to the treasury account and TSYS remits funds to the Internal Revenue Service to settle the tax liability. During 2013 and 2012, the Company acquired 264,383 shares for approximately $6.3 million and 31,000 shares for approximately $671,000, respectively, as a result of share withholding for taxes.

NOTE 20	Other Comprehensive Income (Loss)

Comprehensive income (loss) for TSYS consists of net income, cumulative foreign currency translation adjustments, unrealized gain on available for sale securities and the recognition of an overfunded or underfunded status of a defined benefit postretirement plan recorded as a component of shareholders’ equity. The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive income (loss) are as follows:

(in thousands)	Beginning Balance	Pretax amount	Tax effect	Net-of-tax Amount	Ending Balance
As of December 31, 2010	$5,673	(9,747)	(1,489)	(8,258)	$(2,585)

Foreign currency translation adjustments	$(1,242)	3,718	2,662	1,056	$(186)
Transfer from noncontrolling interest (NCI)	—	28	—	28	28
Change in accumulated other comprehensive income (OCI) related to postretirement healthcare plans	(1,343)	1,651	595	1,056	(287)

As of December 31, 2011	$(2,585)	5,397	3,257	2,140	$(445)
Foreign currency translation adjustments	$(186)	4,875	1,357	3,518	$3,332
Transfer from NCI	28	—	—	—	28
Change in accumulated OCI related to postretirement healthcare plans	(287)	(2,603)	(938)	(1,665)	(1,952)

As of December 31, 2012	$(445)	2,272	419	1,853	$1,408
Foreign currency translation adjustments	$3,332	(295)	1,033	(1,328)	$2,004
Transfer from NCI	28	—	—	—	28
Gain on available for sale securities	—	2,810	1,037	1,773	1,773
Change in accumulated OCI related to postretirement healthcare plans	(1,952)	1,926	30	1,896	(56)

As of December 31, 2013	$1,408	4,441	2,100	2,341	$3,749

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

NOTE 21	Segment Reporting, including Geographic Area Data and Major Customers

ASC 280, “Segment Reporting” establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area data and major customers.

TSYS provides global payment processing and other services to card-issuing and merchant acquiring institutions in the United States and internationally through online accounting and electronic payment processing systems. Corporate expenses, such as finance, legal, human resources, mergers and acquisitions and investor relations are categorized as Corporate Administration.

On July 1, 2013, TSYS completed its acquisition of all the outstanding stock of NetSpend, which previously operated as a publicly traded company. NetSpend’s financial results are included in the NetSpend segment.

On December 26, 2012, TSYS completed its acquisition of all the outstanding stock of ProPay, a privately-held payment solutions company. ProPay’s financial results are included in the Merchant Services segment.

On August 8, 2012, TSYS completed its acquisition of 60% of CPAY, a privately held direct merchant acquirer. CPAY’s financial results are included in the Merchant Services segment.

On May 2, 2011, TSYS completed its acquisition of all of the outstanding common stock of TermNet, an Atlanta, Georgia-based merchant acquirer. TermNet’s financial results are included in the Merchant Services segment.

Refer to Note 23 for more information on acquisitions.

North America Services includes electronic payment processing services and other services provided from within the North America region. International Services includes electronic payment processing and other services provided from outside the North America region. Merchant Services includes electronic processing and other services provided to merchants and merchant acquirers. The NetSpend segment provides GPR prepaid debit and payroll cards and alternative financial service solutions to the underbanked and other consumers in the United States.

At TSYS, the chief operating decision maker (CODM) is a group consisting of Senior Executive Management and above. The information utilized by the CODM consists of the financial statements and the main metrics monitored are revenue growth and growth in profitability. Upon completion of the NetSpend acquisition, the CODM implemented a new metric called adjusted segment operating income in order to analyze each segment’s results of operations. This new metric consists of operating income adjusted for amortization of acquisition related intangibles and corporate administrative and other costs. All periods presented have been adjusted to reflect this new measure. Depreciation and amortization for the segments changed as a result of this new metric removing amortization associated with intangible assets from the total for the segments.

In early 2013, TSYS embarked on two corporate-wide initiatives that impact more than one operating segment. One initiative is a multi-year, multi-phase initiative that consists of enhancing TSYS’ issuing processing platforms. The other is an innovation initiative focused on enhancing existing product and service offerings through several new product concepts and ideas on how to change existing processes. The costs associated with these two new initiatives are not allocated to the operating segments, but are combined, along with the existing corporate administration, in a grouping titled “Corporate Administration and Other.” This was a change the CODM requested and was used to evaluate performance and assess resources starting in the first quarter of 2013. The following operating results by segment comparison reflects the change in segment reporting from these initiatives, including the 2012 and 2011 results.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties. TSYS’ operating segments share certain resources, such as information technology support, that TSYS allocates asymmetrically.

Years Ended December 31,
(in thousands)
Operating Segments	2013	2012	2011
Revenues before reimbursable items
North America Services	$860,645	826,750	809,069
International Services	389,532	396,149	380,129
Merchant Services	446,277	409,698	373,159
NetSpend	207,851	—	—
Intersegment revenues	(12,550)	(14,106)	(21,659)

Revenues before reimbursable items from external customers	$1,891,755	1,618,491	1,540,698

Total revenues
North America Services	$1,000,072	965,393	954,550
International Services	409,597	413,467	394,831
Merchant Services	533,049	512,580	487,997
NetSpend	207,851	—	—
Intersegment revenues	(18,216)	(20,468)	(28,412)

Revenues from external customers	$2,132,353	1,870,972	1,808,966

Depreciation and amortization
North America Services	$74,479	74,673	77,446
International Services	47,978	55,033	49,722
Merchant Services	12,034	12,083	15,416
NetSpend	3,121	—	—

Segment depreciation and amortization	137,612	141,789	142,584
Acquisition intangible amortization	65,893	26,264	23,583
Corporate Administration and Other	1,846	2,557	2,998

Total depreciation and amortization	$205,351	170,610	169,165

Adjusted segment operating income
North America Services	$314,577	289,493	254,552
International Services	45,911	29,427	43,574
Merchant Services	154,047	156,283	133,695
NetSpend	59,717	—	—

Total adjusted segment operating income	574,252	475,203	431,821
Acquisition intangible amortization	(65,893)	(26,264)	(23,583)
NetSpend merger and acquisition operating expenses (non-recurring)	(14,220)	—	—
Corporate Administration and Other	(107,892)	(91,287)	(85,782)

Operating income	$386,247	357,652	322,456

As of December 31,	2013	2012
Total assets
North America Services	$3,240,298	1,744,877
International Services	417,379	445,642
Merchant Services	676,592	703,725
NetSpend	1,596,150	—
Intersegment assets	(2,243,851)	(870,406)

Total assets	$3,686,568	2,023,838

GEOGRAPHIC AREA DATA:    The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	As of December 31,
(in millions)	2013	2012
United States	$207.4	191.7
Europe	46.3	51.3
Japan	5.3	9.5
Other	6.2	7.9

Totals	$265.2	260.4

The following geographic area data represents revenues for the years ended December 31 based on the domicile of the Company’s customers:

(in millions)	2013	%	2012	%	2011	%
United States	$1,453.3	68.2	$1,219.9	65.2	$1,227.8	67.9
Europe	294.6	13.8	293.0	15.7	283.5	15.7
Canada	243.2	11.4	217.5	11.6	171.5	9.5
Japan	68.8	3.2	78.6	4.2	76.3	4.2
Mexico	16.5	0.8	11.7	0.6	7.8	0.4
Other	56.0	2.6	50.3	2.7	42.1	2.3

Totals	$2,132.4	100.0	$1,871.0	100.0	$1,809.0	100.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT:    The following table reconciles segment revenue to revenues by geography for the years ended December 31:

	North America Services			International Services			Merchant Services			NetSpend
(in millions)	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
United States	$711.4	705.5	741.5	$—	—	—	$533.9	514.4	486.3	$207.9		—
Europe	0.8	0.8	0.7	293.8	292.2	282.8	—	—	—	—	—	—
Canada	243.0	217.3	171.1	—	—	—	0.2	0.2	0.4	—	—	—
Japan	—	—	—	68.8	78.6	76.3	—	—	—	—	—	—
Mexico	16.5	11.7	7.8	—	—	—	—	—	—	—	—	—
Other	14.5	10.5	9.6	41.0	39.3	31.8	0.6	0.5	0.7	—	—	—

Totals	$986.2	945.8	930.7	$403.6	410.1	390.9	$534.7	515.1	487.4	$207.9	—	—

MAJOR CUSTOMER:    For the years ended December 31, 2013 and 2012, the Company had no major customers. For the year ended December 31, 2011, the Company had one major customer which accounted for approximately $210.9 million, or 11.7% of total revenues. Revenues from the major customer for the year ended December 31, 2011 are primarily attributable to the North America Services segment and the Merchant Services segment.

NOTE 22	Supplemental Cash Flow Information

Nonvested Share Awards

The Company has issued shares of TSYS common stock to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued in the form of nonvested stock bonus awards for services to be provided in the future by such officers and employees. Beginning in 2011, the grants to the Board of Directors were fully vested on the date of grant. Refer to Note 18 for more information on nonvested share awards.

Equipment and Software Acquired Under Capital Lease Obligations

The Company acquired computer equipment and software under capital lease in the amount of $14.8 million, $5.3 million and $8.1 million in 2013, 2012 and 2011, respectively.

NOTE 23	Acquisitions

2013

On July 1, 2013, TSYS acquired all the outstanding stock of NetSpend, which previously operated as a publicly traded company and is a leading provider of GPR prepaid debit and payroll cards and related financial services to underbanked consumers in the U.S. The acquisition complements the Company’s existing presence in the prepaid processing space. The results of the newly acquired business are being reported by TSYS as a new operating segment titled NetSpend.

Under the terms of the Merger Agreement, TSYS acquired 100 percent ownership of NetSpend for approximately $1.4 billion, including $1.2 billion of cash to shareholders, $70.7 million of cash for payment to holders of vested stock options and awards, $58.3 million of cash for repayment of NetSpend’s revolving credit facility and $15.6 million in replacement stock options and awards. NetSpend shareholders received $16.00 in cash for each share of NetSpend common stock. There were 1.6 million NetSpend shares held by five shareholders who have asserted appraisal (or dissenters’) rights with respect to their NetSpend shares, for a preliminary value of $25.7 million at $16.00 per share that were not funded at the closing of the acquisition.

Under the terms of the Merger Agreement, the Company replaced unvested share-based awards for certain current employees of NetSpend. The following table provides a list of all replacement awards and the estimated fair value of those awards issued in conjunction with the acquisition of NetSpend:

	Number of Shares and Options Issued	Fair Value (in millions)
Time-based restricted stock	870,361	$21.5
Non-qualified stock options	530,696	8.4
Incentive stock options	529,452	5.3
Performance-based restricted stock	87,356	2.2

Total	2,017,865	$37.4

The portion of the fair value of the replacement awards related to services provided prior to the business combination was included in the total purchase price. The portion of the fair value associated with future service is recognized as expense over the future service period, which varies by award. The Company determined that $15.6 million ($11.1 million net of tax) of the replacement awards was related to services rendered prior to the business combination.

The goodwill amount of $1.0 billion arising from the acquisition consists largely of expansion of customer base, differentiation in market opportunity and economies of scale expected from combining the operations of TSYS and NetSpend. All of the goodwill was assigned to TSYS’ new NetSpend segment. The goodwill recognized is not expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for NetSpend and the preliminary recognized amounts of the identifiable assets acquired and liabilities assumed on July 1, 2013 (the acquisition date). These amounts will remain preliminary until the valuation analysis has been finalized. The measurement period during which changes in assets, liabilities, equity interests, or items of consideration are subject to adjustment ends one year following the acquisition date. The Company continues to evaluate consideration paid, deferred taxes, goodwill and financial liabilities.

(in thousands)
Consideration
Cash	$1,355,270
Equity instruments	15,557
Dissenting shareholder liability*	25,723

Fair value of total consideration transferred	$1,396,550

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$40,610
Accounts receivable	11,335
Property equipment and software	11,657
Identifiable intangible assets	480,086
Deferred tax asset	10,165
Other assets	36,660
Deferred tax liability	(155,945)
Financial liabilities	(62,452)

Total identifiable net assets	372,116
Goodwill	1,024,434

$1,396,550

*	Represents 1.6 million NetSpend shares held by dissenting shareholders

Identifiable intangible assets acquired in the NetSpend acquisition include channel relationships, current technology, a prospect database, the NetSpend trade name and non-compete agreements.

The identifiable intangible assets had no significant estimated residual value. These intangible assets are being amortized over their estimated useful lives of five to eight years based on the pattern of expected future economic benefit, which approximates a straight-line basis over the useful lives of the assets.

The fair value of the acquired identifiable intangible assets of $480.1 million was estimated using the income approach (discounted cash flow and relief from royalty methods) and cost approach. The fair values and useful lives of the identified intangible assets were primarily determined using forecasted cash flows, which included estimates for certain assumptions such as revenues, expenses, attrition rates and royalty rates. The estimated fair value of identifiable intangible assets acquired in the acquisitions and the related estimated weighted average useful lives are as follows:

(in thousands)	Fair Value	Weighted Average Useful Life (in years)
Channel relationships	$317,000	8.0
Covenants-not-to-compete	11,500	6.0
Current technology	78,711	7.0
Database	28,000	5.0
Trade name	44,000	5.0
Favorable lease	875	4.9

Total acquired identifiable intangible assets	$480,086	7.3

The fair value measurement of the identifiable intangible assets represents Level 2 and Level 3 measurements as defined in ASC 820. Key assumptions include (a) cash flow projections based on market participant and internal data, (b) a discount rate of 11%, (c) a pre-tax royalty rate range of 2.5-7.0%, (d) attrition rates of 5%-40%, (e) an effective tax rate of 40%, and (f) a terminal value based on a long-term sustainable growth rate of 3%.

In connection with the acquisition, TSYS incurred $14.2 million in acquisition-related costs primarily related to professional legal, finance, and accounting costs. These costs were expensed as incurred and are included in merger and acquisition expenses on the income statement for the year ended December 31, 2013.

Pro Forma Results of Operations

The amounts of NetSpend revenue and earnings included in TSYS’ consolidated income statement for the years ended December 31, 2013 and 2012, and the pro forma revenue and earnings of the combined entity had the acquisition date been January 1, 2012 are:

	Actual		Supplemental pro forma
	Years Ended December 31,		Years Ended December 31,
(in thousands, except per share data)	2013	2012	2013	2012
Revenue	$2,132,353	1,870,972	2,354,396	2,222,069

Net income attributable to TSYS common shareholders	$244,750	244,280	239,775	193,255

Basic EPS attributable to TSYS common shareholders	$1.30	1.30	1.27	1.03

Diluted EPS attributable to TSYS common shareholders	$1.29	1.29	1.26	1.03

The unaudited pro forma financial information presented above does not purport to represent what the actual results of operations would have been if the acquisition of NetSpend’s operations had occurred prior to January 1, 2012, nor is it indicative of the future operating results of TSYS. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated cost savings from operating synergies.

The unaudited pro forma financial information presented in the table above has been adjusted to give effect to adjustments that are (1) directly related to the business combination; (2) factually supportable; and (3) expected to have a continuing impact. These adjustments include, but are not limited to, the application of accounting policies; and depreciation and amortization related to fair value adjustments to property, plant and equipment and intangible assets.

The pro forma adjustments do not reflect the following material items that result directly from the acquisition and which impacted our statement of operations following the acquisition:

•

Acquisition and related financing transactions costs relating to fees to investment bankers, attorneys, accountants, and other professional advisors, and other transaction-related costs that were not capitalized as deferred financing costs; and

•

The effect of anticipated cost savings or operating efficiencies expected to be realized and related restructuring charges such as technology and infrastructure integration expenses, and other costs related to the integration of NetSpend into TSYS.

2012

On December 26, 2012, TSYS completed its acquisition of ProPay for $123.7 million. ProPay previously operated as a privately-held company, and offers simple, secure and affordable payment solutions for organizations ranging from small, home based entrepreneurs to multi-billion dollar enterprises. The results of operations for ProPay are immaterial and therefore not included in the Company’s results for the year ended December 31, 2012. The goodwill of $93.5 million recorded arises largely from synergies and economies of scale expected to be realized from combining the operations of TSYS and ProPay. None of the goodwill is tax deductible. ProPay is included as part of the Merchant Services segment.

On August 8, 2012, TSYS completed its acquisition of 60% of CPAY, a privately held direct merchant acquirer, for $66 million in cash. CPAY provides merchant services to small- to medium-sized merchants through an Independent Sales Agent (ISA) model, with a focus on merchants in the restaurant, personal services and retail sectors. The acquisition of CPAY expands the Company’s presence in the merchant acquiring industry and enhances the Company’s distribution model with CPAY’s strong sales agent channel. The results of operations for CPAY have been included in the Company’s results beginning August 8, 2012, and are included in the Merchant Services segment. The goodwill of $68.6 million recorded arises largely from synergies and economies of scale expected to be realized from combining the operations of TSYS and CPAY. All of the goodwill is tax deductible.

The following table summarizes the consideration paid for acquisitions and the preliminary recognized amounts of identifiable assets acquired and liabilities assumed during the year ended December 31, 2012.

(in thousands)
Cash and restricted cash	$3,003
Accounts receivable	4,092
Other assets	12,522
Identifiable intangible assets	76,600
Other liabilities	(30,558)
Noncontrolling interest in acquired entity	(38,000)
Goodwill	162,090

Total consideration	$189,749

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

Of the $123.7 million in consideration paid for ProPay, $12.5 million has been placed in escrow for a period of 18 months to secure certain claims that may be brought against the escrowed consideration by TSYS pursuant to the merger agreement. Consideration is contingent and may be returned to the Company pursuant to indemnification commitments made by the shareholders which formerly owned ProPay related to a breach of the representations and warranties made in the merger agreement. Such indemnification commitments are recognized as a possible receivable and measured at fair value. Based upon the probability of various possible outcomes related to the indemnification commitments, TSYS has determined that the fair value of any receivable asset would be immaterial. The maximum amount of contingent consideration returnable to the Company related to certain indemnification commitments made by the Seller is $12.5 million. The maximum amount of contingent consideration returnable to the Company related to fundamental representations and warranties made by the Seller is unlimited.

Of the $66 million in consideration paid for CPAY, $3.3 million has been placed in escrow for a period of

21 months to secure certain claims that may be brought against the escrowed consideration by TSYS pursuant to the Investment Agreement. Consideration is contingent and may be returned to the Company pursuant to indemnification commitments made by the company which formerly owned 100% of Central Payment (Seller) related to, among other things, a breach of the representations and warranties made in the Investment Agreement, and losses arising out of any of the Excluded Liabilities as defined in the Investment Agreement. Such indemnification commitments are recognized as a possible asset receivable and measured at fair value. Based upon the probability of various possible outcomes related to the indemnification commitments, TSYS has determined that the fair value of any receivable asset would be immaterial. The maximum amount of contingent consideration returnable to the Company related to certain indemnification commitments made by the Seller is $9.9 million. The maximum amount of contingent consideration returnable to the Company related to fundamental representations and warranties made by the Seller is unlimited.

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

	Fair Value (in millions)	Weighted Average Useful Lives (in years)
Customer relationships	$59.5	8.6
Covenants-not-to-compete	2.9	2.8
Current technology	13.0	5
Trade name	1.2	2

Total acquired identifiable intangible assets	$76.6	7.7

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

The put option is not currently redeemable, but redemption is considered probable based upon the passage of time of the second anniversary date. As such, the Company has adopted the accounting policy to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date, which the Company believes to be one year. If the put option was redeemable at December 31, 2013, the redemption value was estimated to be approximately $39.7 million. The Company did not accrete any changes to the redemption value as the balance as of December 31, 2013 exceeded the accretion fair value amount.

In February 2014, with cash on hand, the Company purchased an additional 15% equity interest in CPAY, reducing its redeemable noncontrolling interest in CPAY to 25%.

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

The following table summarizes the consideration paid for TermNet and the recognized amounts of identifiable assets acquired and liabilities assumed effective May 2, 2011:

(in thousands)
Cash and restricted cash	$2,691
Accounts receivable	10,253
Other assets	1,516
Identifiable intangible assets	11,740
Goodwill	28,918
Accounts payable	(5,578)
Accrued compensation	(2,683)
Deferred income tax liability	(4,506)
Other liabilities	(351)

Total consideration	$42,000

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

TermNet and the related estimated weighted average useful lives are as follows:

	Fair Value (in millions)	Weighted Average Useful Lives (in years)
Customer relationships	$10.0	7.0
Channel relationships	1.6	10.0
Covenants-not-to-compete	0.1	2.0

Total acquired identifiable intangible assets	$11.7	7.3

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

In May 2011, TSYS made a payment of $6.0 million of contingent merger consideration in connection with the purchase of Infonox, which was accounted for under ASC 805. The payment of the contingent merger consideration by TSYS was recorded as goodwill and had no impact on results of operations.

Pro forma Results of Operations

The pro forma revenue and earnings of TSYS’ acquisitions other than NetSpend are not material to the consolidated financial statements.

NOTE 24	Collaborative Arrangement

TSYS has a 45% ownership interest in an enterprise jointly owned with two other entities which operates aircraft for the owners’ internal use. The arrangement allows each entity access to the aircraft and each entity pays for its usage of the aircraft. Each quarter, the net operating results of the enterprise are shared among the owners based on their respective ownership percentage.

TSYS records its usage of the aircraft and its share of net operating results of the enterprise in selling, general and administrative expenses.

NOTE 25	Earnings Per Share

The following table illustrates basic and diluted EPS under the guidance of ASC 260:

	December 31, 2013		December 31, 2012		December 31, 2011
(in thousands, except per share data)	Common Stock	Participating Securities	Common Stock	Participating Securities	Common Stock	Participating Securities
Basic EPS:
Net income	$244,750		244,280		220,559
Less income allocated to nonvested awards	(1,595)	1,595	(800)	800	(805)	805

Net income allocated to common stock for EPS calculation(a)	$243,155	1,595	243,480	800	219,754	805

Average common shares outstanding(b)	187,145	1,246	187,403	627	191,239	707

Basic EPS(a)/(b)	$1.30	1.28	1.30	1.28	1.15	1.14

Diluted EPS:
Net income	$244,750		244,280		220,559
Less income allocated to nonvested awards	(1,585)	1,585	(796)	796	(804)	804

Net income allocated to common stock for EPS calculation(c)	$243,165	1,585	243,484	796	219,755	804

Average common shares outstanding	187,145	1,246	187,403	627	191,239	707
Increase due to assumed issuance of shares related to common equivalent shares outstanding	1,648		1,262		345

Average common and common equivalent shares outstanding(d)	188,793	1,246	188,665	627	191,584	707

Diluted EPS(c)/(d)	$1.29	1.27	1.29	1.27	1.15	1.14

The diluted EPS calculation excludes stock options and nonvested awards that are convertible into 1.9 million, 2.9 million and 3.6 million common shares for the years ended December 31, 2013, 2012 and 2011, respectively, because their inclusion would have been anti-dilutive.

NOTE 26	Subsequent Events

On February 11, 2014, with cash on hand, the Company acquired an additional 15% equity interest in CPAY from CPC Holding Company, LLC, a

California limited liability company. This purchase reduced the remaining redeemable noncontrolling interest in CPAY to 25% of its total outstanding equity.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013. We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Atlanta, Georgia

February 25, 2014

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework (1992).

Based on our assessment management believes that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

KPMG LLP, the independent registered public accounting firm who audited the Company’s consolidated financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2013 that appears on the preceding page.

Philip W. Tomlinson Chairman of the Board & Chief Executive Officer	James B. Lipham Senior Executive Vice President & Chief Financial Officer

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 21, 2014, there were 23,253 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The 2013 fourth quarter dividend of $0.10 per share was declared on December 2, 2013, and was paid January 2, 2014, to shareholders of record on December 19, 2013. The 2012 fourth quarter dividend of $0.10 per share was declared on December 3, 2012, and was paid December 26, 2012, to shareholders of record on December 17, 2012. Total dividends declared in 2013 and in 2012 amounted to $75.8 million and $75.9 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2013 and 2012.

(in thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013	Revenues	$464,996	478,443	588,074	600,840
	Operating income	74,903	95,314	105,628	110,402
	Net income attributable to TSYS common shareholders	57,029	57,716	64,350	65,655
	Basic earnings per share attributable to TSYS common shareholders	0.31	0.31	0.34	0.35
	Diluted earnings per share attributable to TSYS common shareholders	0.30	0.31	0.34	0.34
	Cash dividends declared	0.10	0.10	0.10	0.10
	Stock prices:
	High	24.78	24.94	29.93	33.30
	Low	21.97	22.62	24.65	28.49
	Close	24.78	24.48	29.42	33.28

2012	Revenues	$461,162	462,651	468,059	479,100
	Operating income	84,831	92,096	90,893	89,831
	Net income attributable to TSYS common shareholders	56,395	66,710	60,312	60,862
	Basic earnings per share attributable to TSYS common shareholders	0.30	0.35	0.32	0.33
	Diluted earnings per share attributable to TSYS common shareholders	0.30	0.35	0.32	0.32
	Cash dividends declared	0.10	0.10	0.10	0.10
	Stock prices:
	High	23.18	23.93	24.39	24.19
	Low	19.40	21.88	22.64	21.23
	Close	23.07	23.93	23.70	21.42

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor’s 500 Index and the Standard & Poor’s Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2008 and reinvestment of all dividends).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among TSYS, the S&P 500 Index, and the S&P Systems Software Index

	2008	2009	2010	2011	2012	2013
TSYS	$100.00	$125.72	$114.08	$147.56	$164.40	$259.30
S&P 500	$100.00	$126.46	$145.51	$148.59	$172.37	$228.19
S&P SS	$100.00	$151.07	$158.32	$142.57	$164.28	$218.32