Form 10-K, Exhibit 13
period 2014-12-31
TOTAL SYSTEM SERVICES INC
filed 2015-02-26
CIK 721683

Exhibit 13.1

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Financial Review sections of the Annual Report. The historical trends in Total System Services, Inc.‘s (TSYS’ or the Company’s) results of operations and financial position over the last five years are presented below.

	Years Ended December 31,
(in thousands, except per share data)	2014	2013	2012	2011	2010
Income Statement Data:
Total revenues	$2,446,877	2,064,305	1,793,557	1,733,237	1,657,196

Operating income	$431,640	382,500	354,969	321,120	310,213

Income from continuing operations, net of tax	$280,751	254,542	248,928	218,446	210,711
Income (Loss) from discontinued operations, net of tax	48,655	2,055	995	4,216	(5,090)

Net income	329,406	256,597	249,923	222,662	205,621
Net income attributable to noncontrolling interests	(6,534)	(11,847)	(5,643)	(2,103)	(11,674)

Net income attributable to TSYS common shareholders	$322,872	244,750	244,280	220,559	193,947

Basic earnings per share (EPS)* attributable to TSYS common shareholders:
Income from continuing operations	$1.48	1.31	1.31	1.14	1.02
Gain (Loss) from discontinued operations	0.26	(0.01)	(0.02)	0.01	(0.04)

Net income	$1.73	1.30	1.30	1.15	0.99

Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$1.47	1.30	1.31	1.14	1.02
Gain (Loss) from discontinued operations	0.25	(0.01)	(0.02)	0.01	(0.04)

Net income	$1.72	1.29	1.29	1.15	0.99

Cash dividends declared per share	$0.40	0.40	0.40	0.31	0.28

	As of December 31,
(in thousands)	2014	2013	2012	2011	2010
Balance Sheet Data:
Total assets	$3,733,581	3,686,568	2,023,838	1,858,392	1,952,261
Obligations under long-term borrowings and capital leases, excluding current portion	1,405,106	1,435,751	192,014	63,593	225,276

*	Basic and diluted EPS amounts for continuing operations and net income do not total due to rounding.

Financial Overview

TSYS’ revenues are derived from providing global payment processing services to financial and nonfinancial institutions, generally under long-term processing contracts. In addition, the Company derived revenues from providing processing services, acquiring solutions, related systems and integrated support services to merchant acquirers and merchants. The Company also derives revenues by providing general-purpose reloadable (GPR) prepaid debit cards and payroll cards and alternative financial services to underbanked and other consumers. The Company’s services are provided through the Company’s four operating segments: North America Services, International Services, Merchant Services and NetSpend.

Through the Company’s North America Services and International Services segments, TSYS processes information through its cardholder systems to financial institutions throughout the United States and internationally. The

Company’s North America Services segment provides these services to clients in the United States, Canada, Mexico and the Caribbean. The Company’s International Services segment provides services to clients in Europe, India, Middle East, Africa, Asia Pacific and Brazil. The Company’s Merchant Services segment provides merchant services to merchant acquirers and merchants in the United States. The Company’s NetSpend segment provides GPR prepaid debit and payroll cards and alternative financial service solutions to the underbanked and other consumers in the United States.

TSYS acquires other companies as part of its strategy for growth. In 2014, TSYS acquired an additional 15% equity interest in Central Payment Co., LLC (CPAY) from CPC Holding Company, LLC, a California limited liability company. This purchase increased TSYS’ ownership of CPAY to 75%.

The following table sets forth each segment’s revenues as a percentage of the Company’s total revenues:

	Years Ended December 31,
	2014	2013	2012
North America Services	45%	48%	53%
Merchant Services	21	26	28
NetSpend	19	10	—
International Services	15	16	19

Total revenues	100%	100%	100%

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

The Financial Reform Act, which includes the Durbin Amendment to the Electronic Funds Transfer Act, mandates that the Board of Governors of the Federal Reserve System (Board) limit debit card interchange fees. Final rules were issued in June 2011. The final rules cap interchange fees for debit transactions at $0.21 plus five basis points of the transaction and require that the amount of any debit interchange transaction fee charged be reasonable and proportional to the costs incurred in connection with the transaction. In July 2013, a federal court invalidated these rules and ordered the Board to revise them. However, a federal appeals court reversed the lower court decision, which effectively reinstated the Board’s interchange rules, and the U.S. Supreme Court determined not to review the appeals court decision.

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

The Financial Reform Act also created a new Consumer Financial Protection Bureau (“CFPB”) with responsibility for regulating consumer financial products and services and enforcing most federal consumer protection laws in the area of financial services, including consumer credit and the prepaid card industry. For example, the CFPB has proposed regulations regarding the prepaid industry, which, if adopted as proposed, could impose significant additional disclosure requirements, overdraft requirements, and other requirements on the prepaid card industry, including our NetSpend business, effective in 2016. Similarly, other future actions of the CFPB may make payment card or product transactions generally less attractive to card issuers, acquirers, consumers and merchants by further regulatory disclosures, payment card practices, fees, routing and other matters with respect to credit, debit and prepaid cards, and thus negatively impact our business.

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

A summary of the Company’s critical accounting estimates applicable to the reportable operating segments follows:

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

The Company estimates allowances for billing adjustments for potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. If the actual adjustments to clients’ billing are not consistent with the Company’s estimates, billing adjustments, which are recorded as a reduction of revenues in the Company’s Consolidated Statements of Income, may be materially different than was initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time. The allowance for doubtful accounts and billing adjustments on the Company’s Consolidated Balance Sheet as of December 31, 2014 was approximately $5.2 million.

Contract Acquisition Costs

In evaluating contract acquisition costs for recoverability, expected cash flows are estimated by management. The Company evaluates the carrying value of contract acquisition costs associated with each customer for impairment on the basis of whether these costs are fully recoverable from either contractual minimum fees (conversion costs) or from expected undiscounted net operating cash flows of the related contract (cash incentives paid). The determination of expected undiscounted net operating cash flows requires management to make estimates. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, or diminished prospects for current clients. Note 11 in the Consolidated Financial Statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company’s Consolidated Balance Sheet as of December 31, 2014 was $236.3 million.

Software Development Costs

In evaluating software development costs for recoverability, expected cash flows are estimated by management. The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product, which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. If the actual cash flows are not consistent with the Company’s estimates, a material write-off may result and net income may be materially different than was initially recorded. Assumptions and estimates about future cash flows and remaining useful lives of software are complex and subjective. They can be affected by a variety of factors, including industry and economic trends, changes in the Company’s business strategy and changes in the internal forecasts. Note 9 in the Consolidated Financial Statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company’s Consolidated Balance Sheet as of December 31, 2014 was $100.5 million.

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

Given its history of acquisitions, TSYS may allocate part of the purchase price of future acquisitions to contingent consideration as required by generally accepted accounting principles (GAAP) for business combinations. The fair value calculation of contingent consideration will involve a number of assumptions that are subjective in nature and which may differ significantly from actual results. TSYS may experience volatility in its earnings to some degree in future reporting periods as a result of these fair value measurements.

Goodwill

In evaluating for impairment, discounted net cash flows for future periods are estimated by management. In accordance with the provisions of GAAP, goodwill is required to be tested for impairment at least annually. The combination of the income approach utilizing the discounted cash flow (DCF) method and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 7 in the Consolidated Financial Statements contains a discussion of goodwill. The net carrying value of goodwill on the Company’s Consolidated Balance Sheet as of December 31, 2014 was $1.5 billion.

Long-lived Assets and Intangibles

In evaluating long-lived assets and intangibles for recoverability, expected undiscounted net operating cash flows are estimated by management. The Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded.

Revenue Recognition

The Company recognizes revenues in accordance with the provisions of GAAP, which sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the provisions of GAAP to determine whether an arrangement involving more than one deliverable (a multiple element arrangement) contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

A deliverable in multiple element arrangements includes any performance obligation on the part of the Company including obligations to perform different services, grant licenses or convey other rights. Revenue is allocated to the separate units of accounting in a multiple element arrangement based on the price at which the deliverable or unit of accounting would be sold on a standalone basis (the standalone selling price), provided the delivered element has standalone value to the customer and delivery of any undelivered items is probable and substantially within the Company’s control. An item has standalone value to the customer on a standalone basis if it is sold separately by any vendor or the customer could resell the deliverable on a standalone basis.

As TSYS’ business and service offerings change in the future, the determination of the number of deliverables in an arrangement and related units of accounting and future pricing practices may result in changes in the estimates of the standalone selling price, which may change the ratio of fees allocated to each service or unit of accounting in a given customer arrangement. There were no material changes or impact to revenue in the year ended December 31, 2014 due to any changes in the determination of the number of deliverables in an arrangement, units of accounting, or estimates of the standalone selling price for existing contractual arrangements.

Cardholders’ Reserve

The Company is exposed to losses due to cardholder fraud, payment defaults and other forms of cardholder activity as well as losses due to non-performance of third parties who receive cardholder funds for transmittal to the Issuing Banks (banks that issue MasterCard International or Visa USA, Inc. branded cards to customers). The Company establishes a reserve for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods or services. These reserves are established based upon historical loss and recovery rates and cardholder activity for which specific losses can be identified. The cardholders’ reserve was approximately $6.3 million as of December 31, 2014. The provision for cardholder losses is included in cost of services in the Consolidated Statements of Income. The Company regularly updates its estimate as new facts become known and events occur that may impact the settlement or recovery of losses.

Provision for Merchant Losses

The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a provision against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss provision is established using historical loss rates, applied to recent bankcard processing volume. As of December 31, 2014, the Company had a merchant loss provision in the amount of $1.1 million.

Transaction Processing Provisions

The Company records estimates to provide for contract contingencies (performance penalties) and processing errors. A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When estimating these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones, and known processing errors not covered by insurance. If the actual performance penalties incurred are not consistent with the Company’s estimates, performance penalties and processing errors, which are recorded in cost of services, may be materially different than were initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time. As of December 31, 2014, the Company had a transaction processing provision in the amount of $4.6 million.

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

Related Party Transactions

In December 2014, TSYS’ majority-owned subsidiary, TSYS Managed Services EMEA Ltd. (TSYS Managed Services), obtained a £900,000, or approximately $1.4 million, pound-denominated term loan bearing interest at a rate of LIBOR plus two percentage points. The loan matures in December 2017, and has monthly interest payments. The lender is Merchants Limited, who has a noncontrolling interest in TSYS Managed Services.

The Company provides electronic payment processing and other services to the Company’s equity investments, Total System Services de México, S.A. de C.V. (TSYS de México) and China UnionPay Data Co., Ltd. (CUP Data).

The related party services and arrangements are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties. The Company’s margins with respect to related party transactions are comparable to margins recognized in transactions with unrelated third parties. The amounts related to these transactions are immaterial. No significant changes have been made to the method of establishing terms with the affiliated companies during the periods presented.

Refer to Note 4 in the Consolidated Financial Statements for more information on transactions with affiliated companies.

Off-Balance Sheet Arrangements

OPERATING LEASES: As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment, software and facilities. These leases allow the Company to use the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the balance sheet. Refer to Notes 1 and 16 in the Consolidated Financial Statements for further information on operating lease commitments.

CONTRACTUAL OBLIGATIONS: The total liability for uncertain tax positions as of December 31, 2014 is $6.7 million. Refer to Note 15 in the Consolidated Financial Statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next year.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 addresses the accounting for the disposal of a component of an entity or a group of components of an entity. The amendments in this Update address those issues by changing the criteria for reporting discontinued operations and enhancing convergence of the FASB’s and the International Accounting Standard Board’s (IASB) reporting requirements for discontinued operations. For public entities, the ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company elected not to early adopt ASU 2014-08. The Company does not expect the adoption of this ASU to have a material impact on the financial position, results of operations or cash flows of the Company.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 addresses the accounting for the revenues associated with customer contracts. This Update enhances convergence of the FASB’s and the IASB’s reporting requirements for revenue recognition. For public entities, the ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is not permitted for entities applying U.S. GAAP. The Company is currently evaluating the adoption of this ASU and its impact on the financial position, results of operations and cash flows of the Company.

In June 2014, the FASB issued ASU 2014-12 “Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.” ASU 2014-12 addresses the accounting for stock compensation for awards with a performance target that could be achieved after the requisite service period. For all entities, the ASU is effective either prospectively for share-based payment awards granted or modified on or after the effective date, or retrospectively, using a modified retrospective approach for share based awards outstanding as of the beginning of the earliest annual period presented in the financial statements on adoption, and to all new or modified awards thereafter. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on the financial position, results of operations or cash flows of the Company.

In January 2015, the FASB issued ASU 2015-01 “Income Statement – Extraordinary and Unusual Items” (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. ASU 2015-01 eliminates from GAAP the concept of extraordinary items. For all entities, the ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted provided the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of this ASU to have a material impact on the financial position, results of operations or cash flows of the Company.

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

The Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursable expense item for which TSYS is reimbursed by clients is postage. The Company’s reimbursable items are impacted with changes in postal rates and changes in the volumes of mailing activities by its clients. Reimbursable items for the year ended December 31, 2014, were $253.9 million, an increase of $13.3 million or 5.5% compared to $240.6 million for the same period last year. Reimbursable items for the year ended December 31, 2013 decreased $11.9 million, or 4.7%, compared to $252.5 million for the same period in 2012.

TSYS’ revenues are generated from charges based on the number of accounts on file (AOF), transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder AOF. Cardholder AOF include active and inactive consumer credit, retail, prepaid, stored value, government services and commercial card accounts.

TSYS’ revenues in its North America Services and International Services segments are influenced by several factors, including volumes related to AOF and transactions. TSYS estimates that approximately 47.2% of these segments’ revenues is AOF and transaction volume driven. The remaining 52.8% of payment processing revenues are not AOF and transaction volume driven, and are derived from production and optional services TSYS considers to be value added products and services, custom programming and licensing arrangements.

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

TSYS’ revenues in its Merchant Services segment are influenced by several factors, including volumes related to transactions and dollar sales volume, which are approximately 92.6% of this segment’s revenues. The remaining 7.4% of Merchant Services’ revenues are derived from value added services, monthly statement fees, compliance fees, and miscellaneous services.

TSYS’ revenues in its NetSpend segment primarily consist of a portion of the service fees and interchange revenues received by NetSpend’s prepaid card Issuing Banks in connection with the programs managed by NetSpend. For the year ended December 31, 2014, 70.3% of revenues was derived from fees charged to cardholders and 29.7% of revenues was derived from interchange and other revenues. Service fee revenues are driven by the number of active cards, and in particular by the number of cards with direct deposit. Cardholders with direct deposit generally initiate more transactions and generate more revenues than those that do not take advantage of this feature. Interchange revenues are driven by gross dollar volume. Substantially all of the NetSpend segment’s revenues are volume driven as they are driven by the active card and gross dollar volume indicators.

A summary of the consolidated financial highlights for the years ended December 31, 2014, 2013, and 2012 is provided below:

	Years Ended December 31,			Percent Change
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Total revenues	$2,446.9	2,064.3	1,793.6	18.5%	15.1%
Operating income	431.6	382.5	355.0	12.8	7.8
Net income attributable to TSYS common shareholders	322.9	244.8	244.3	31.9	0.2
Basic EPS attributable to TSYS common shareholders[1]	1.73	1.30	1.30	33.5	0.0
Diluted EPS attributable to TSYS common shareholders[1]	1.72	1.29	1.29	33.6	(0.2)
Adjusted earnings before interest, taxes, depreciation, and amortization (Adjusted EBITDA)[2]	712.3	624.1	537.0	14.1	16.2
Adjusted EPS from continuing operations[3]	1.96	1.73	1.47	13.2	17.3
Cash provided by operating activities	560.2	452.4	455.8	23.8	(0.7)

1	Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under GAAP. Refer to Note 26 in the Consolidated Financial Statements for more information on EPS.
2	Adjusted EBITDA is net income excluding equity in income of equity investments, nonoperating income/(expense), income taxes, depreciation, amortization and stock-based compensation expenses and other non-recurring items.
3	Adjusted EPS is adjusted earnings divided by weighted average shares outstanding used for basic EPS calculations. Adjusted earnings is net income excluding the after-tax impact of stock-based compensation expenses, amortization of acquisition intangibles and other nonrecurring items.

Total revenues increased 18.5%, or $382.6 million, for the year ended December 31, 2014, compared to the year ended December 31, 2013, which increased 15.1%, or $270.7 million, compared to the year ended December 31, 2012. The increases in revenues for 2014 and 2013 include an increase of $14.9 million and a decrease of $5.3 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches.

Excluding reimbursable items, revenues increased 20.2%, or $369.3 million, for the year ended December 31, 2014, compared to the year ended December 31, 2013, which increased 18.3%, or $282.6 million, compared to the year ended December 31, 2012. The 20.2% increase in revenues excluding reimbursable items for the year ended December 31, 2014, as compared to the same period in 2013, is the result of increases of 15.0% in revenues associated with acquisitions, and 5.2% in organic growth. The Company expanded its product and service offerings through acquisitions during 2013 and 2012. The impact of these acquisitions for the years ended December 31, 2014, 2013 and 2012 was $274.8 million, $273.9 million and $27.1 million, respectively.

Below is a summary of AOF for the Company’s North America Services and International Services segments combined:

(in millions)	As of December 31,
	2014	2013	Percent Change
Consumer Credit	270.0	228.9	18.0%
Retail	28.4	27.8	2.2

Total Consumer	298.4	256.7	16.3
Commercial	41.6	39.9	4.2
Other	22.4	18.9	18.7

Subtotal[1]	362.4	315.5	14.9
Prepaid/Stored Value[2]	127.3	118.0	7.9
Government Services[3]	67.4	62.2	8.2
Commercial Card Single Use[4]	59.6	45.3	31.5

Total AOF	616.7	541.0	14.0

1	Traditional accounts include consumer, retail, commercial, debit and other accounts. These accounts are grouped together due to the tendency to have more transactional activity than prepaid, government services and single use accounts.
2	These accounts tend to have less transactional activity than the traditional accounts. Prepaid and stored value cards are issued by firms through retail establishments to be purchased by consumers to be used at a later date. These accounts tend to be the least active of all accounts on file.
3	Government services accounts are disbursements of student loan accounts issued by the Department of Education, which have minimal activity.
4	Commercial card single use accounts are one-time use accounts issued by firms to book lodging and other travel related expenses.

Major Customer

The Company works to maintain a large and diverse customer base across various industries. Although the Company does not have a major customer on a consolidated basis, a significant amount of the Company’s revenues are derived from long-term contracts with large clients. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. The loss of one of the Company’s large clients could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Refer to Note 22 in the Consolidated Financial Statements for more information on major customers.

Operating Segments

TSYS’ services are provided through four operating segments: North America Services, International Services, Merchant Services and NetSpend.

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

On July 19, 2012, TSYS announced that it finalized a master services agreement, with a minimum six year term, with Bank of America to provide processing services for its consumer credit card portfolios in the U.S. In addition, TSYS will continue to process Bank of America’s commercial credit card portfolios in the U.S. and internationally. In the first quarter of 2015, TSYS completed the conversion of Bank of America’s consumer card portfolio from its in-house processing system to TSYS’ processing system. Following the processing term, the agreement provides Bank of America the option to use the TS2 software pursuant to a license under a long-term payment structure for purposes of processing its consumer card portfolio.

The master services agreement with Bank of America provides for a tiered-pricing arrangement for both the consumer card portfolio and the existing commercial card portfolios.

This segment has one major customer. Below is a summary of the North America Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Total revenues	$1,117.8	1,000.1	965.4	11.8%	3.6%
Revenues before reimbursable items	954.1	860.6	826.8	10.9	4.1
Adjusted segment operating income[1]	351.5	321.6	295.2	9.3	9.0
Adjusted segment operating margin[2]	36.8%	37.4%	35.7%
Key indicators:
AOF	550.0	481.9	424.8	14.1	13.4
Transactions	10,838.0	9,132.8	8,102.3	18.7	12.7

1	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
2	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

Total segment revenues increased $117.7 million for 2014, as compared to 2013. The increase is attributable to an increase in new business, internal growth and reimbursable items, partially offset by decreases related to client deconversions and price reductions. Total segment revenues increased $34.7 million for 2013, as compared to 2012. The increase is attributable to an increase in new business, internal growth and reimbursable items, partially offset by decreases related to client deconversion, price reductions and other adjustments. The decreases in 2013 and 2012 caused by price reductions are related to a tiered-pricing arrangement signed in the third quarter of 2012.

The increase in adjusted segment operating income for 2014, as compared to 2013, is driven by an increase in revenues partially offset by increases in total operating expenses. The increase in adjusted segment operating income for 2013, as compared to 2012, is also driven by an increase in revenues partially offset by increases in expenses.

For the year ended December 31, 2014, approximately 50.4% of revenues before reimbursable items of TSYS’ North America Services segment are driven by the volume of accounts on file and transactions processed and approximately 49.6% were derived from non-volume based revenues, such as processing fees, value-added products and services, custom programming and licensing arrangements.

	Years Ended December 31,			Percent Change
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Volume-based revenues	$480.4	433.7	405.3	10.8%	7.0%

Non-volume related revenues:
Processing fees	216.7	195.4	183.1	10.9	6.7
Value-added, custom programming, licensing and other	115.7	110.4	124.1	4.8	(11.0)
Output and managed services	141.3	121.1	114.3	16.7	5.9

Total non-volume related revenues	473.7	426.9	421.5	11.0	1.3

Total revenues before reimbursable items	954.1	860.6	826.8	10.9	4.1
Reimbursable items	163.7	139.5	138.6	17.4	0.7

Total revenues	$1,117.8	1,000.1	965.4	11.8%	3.6%

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

This segment has two major customers.

Below is a summary of the International Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Total revenues	$363.4	341.5	336.0	6.4%	1.6%
Revenues before reimbursable items	341.8	321.5	318.7	6.3	0.9
Adjusted segment operating income[1]	55.1	42.1	27.2	31.0	54.6
Adjusted segment operating margin[2]	16.1%	13.1%	8.5%
Key indicators:
AOF	66.6	59.1	54.5	12.7	8.5
Transactions	2,268.4	2,007.4	1,667.6	13.0	20.4

1	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
2	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

The 6.4% increase in total segment revenues for the year ended December 31, 2014, as compared to 2013, is driven by increases in organic growth, including $14.8 million of currency translation. Reimbursable items for 2014 were $21.6 million, which was an increase of $1.5 million, or 7.5%, compared to $20.0 million for 2013.

Total segment revenues increased $5.5 million for 2013, as compared to 2012. The increase is mainly attributable to increases in organic growth and $2.7 million in reimbursable items, which is partially offset by a decrease of $5.6 million foreign currency translation and other adjustments.

Excluding reimbursable items, revenues increased 6.3% for 2014, as compared to 2013, and 2013 increased 0.9%, as compared to 2012, as a result of increases from organic growth, partially offset by decreases in client deconversions and pricing concessions.

The increase in adjusted segment operating income for 2014 as compared to 2013, is driven primarily from an increase in revenues partially offset by an increase in employee related expenses. Movements in foreign currency exchange rates as compared to the U.S. Dollar can result in foreign denominated financial statements being translated into more or fewer U.S. Dollars, which impacts the comparison to prior periods when the U.S. Dollar was stronger or weaker.

For the year ended December 31, 2014, approximately 38.4% of the revenues before reimbursable items of TSYS’ International Services segment are driven by the volume of accounts on file and transactions processed and approximately 61.6% are derived from non-volume based revenues, such as processing fees, value-added products and services, custom programming and licensing arrangements.

	Years Ended December 31,			Percent Change
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Volume-based revenues	$131.3	126.7	125.1	3.6%	1.3%

Non-volume related revenues:
Processing fees	69.4	61.5	53.4	12.7	15.3
Value-added, custom programming, licensing and other	95.0	92.8	94.4	2.4	(1.8)
Output and managed services	46.1	40.5	45.8	13.9	(11.6)

Total non-volume related revenues	210.5	194.8	193.6	8.1	0.6

Total revenues before reimbursable items	341.8	321.5	318.7	6.3	0.9
Reimbursable items	21.6	20.0	17.3	7.5	15.9

Total revenues	$363.4	341.5	336.0	6.4%	1.6%

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

Effective June 2013, the Company renewed its processing agreement, which includes revenue minimums, with Bank of America for an additional two years.

This segment has no major customers.

Below is a summary of the Merchant Services segment:

	Years Ended December 31,			Percent Change
(in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Total revenues	$510.1	533.1	512.6	(4.3)%	4.0%
Revenues before reimbursable items	435.6	446.3	409.7	(2.4)	8.9
Adjusted segment operating income[1]	134.9	155.6	157.4	(13.3)	(1.1)
Adjusted segment operating margin[2]	31.0%	34.9%	38.4%
Key indicators:
Point-of-Sale transactions	4,052.7	4,359.8	4,877.6	(7.0)	(10.6)
Dollar sales volume	$46,847.0	44,144.0	38,994.0	6.1	13.2

1	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
2	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

Total segment revenues decreased $23.0 million for 2014, as compared to 2013. This decrease includes $33.7 million associated with lost business, deconversions and price reductions and $12.3 million in reimbursable items offset by $23.0 million in new business and internal growth. Total segment revenues increased $20.5 million for 2013, as compared to 2012. This increase is attributable to a $62.4 million increase from acquisitions and $26.6 million in new business and internal growth partially offset by $52.4 million associated with lost business, deconversions and price reductions as well as a $16.1 million decrease in reimbursable items.

The decrease in adjusted segment operating income for 2014 and 2013 is driven by lower third party processing revenues and incremental costs related to integration projects.

The Merchant Services segment results are driven by dollar sales volume and the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. This segment’s authorization and capture transactions are primarily through dial-up or Internet connectivity.

NetSpend

The NetSpend segment is a program manager for FDIC-insured depository institutions that issue GPR cards and payroll cards and provide alternative financial services to underbanked and other consumers in the United States. The products within this segment provide underbanked consumers with access to FDIC-insured depository accounts with a menu of pricing and features specifically tailored to their needs. This segment has an extensive distribution and reload network comprised of financial service centers, employers and retail locations throughout the United States. The NetSpend segment markets prepaid cards through multiple distribution channels, including alternative financial service providers, traditional retailers, direct-to-consumer and online marketing programs and contractual relationships with corporate employers.

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

Below is a summary of the NetSpend segment:

	Years Ended December 31,		Percent Change
(millions)	2014	2013	2014 vs. 2013
Total revenues (and revenues before reimbursable items)	$482.7	207.9	nm
Adjusted segment operating income[1]	128.3	66.4	nm
Adjusted segment operating margin[2]	26.6%	31.9%
Key indicators:
Number of active cards	3.2	2.8	13.4
Number of active cards with direct deposit	1.6	1.3	21.9
Percentage of active cards with direct deposit	50.1%	46.6%
Gross dollar volume	$20,296.0	7,748.5	nm

nm = not meaningful. Amounts are not comparable because the amounts for 2013 only include six months of results compared to twelve months of results for 2014

1	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
2	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

The results noted above for the year 2013 are for the period from July 1, 2013, the date that TSYS acquired NetSpend, through December 31, 2013. Number of active cards represents the total number of prepaid cards that have had a PIN or signature-based purchase transaction, a point-of-sale load transaction or an ATM withdrawal within three months of the date of determination. Number of active cards with direct deposit represents the number of active cards that have had a direct deposit load within three months of the date of determination. Gross dollar volume represents the total dollar volume of debit transactions and cash withdrawals made using the prepaid cards the NetSpend segment manages.

NetSpend segment revenues increased $274.8 million for 2014, as compared to 2013. This increase is attributable mainly to the inclusion of a full twelve months of results in 2014. The $482.7 million of revenues for 2014 was a combination of 70.3% of revenues derived from fees charged to cardholders and 29.7% of revenues derived from interchange and other revenues. The $207.9 million of revenue for 2013 was a combination of 74.9% of revenues derived from fees charged to cardholders and 25.1% of revenues derived from interchange and other revenues. Service fee revenues are driven by the number of active cards which totaled approximately 3.2 million and 2.8 million as of December 31, 2014 and 2013, respectively, and in particular by the number of cards with direct deposit. Cardholders with direct deposit generally initiate more transactions and generate more revenues than those that do not take advantage of this feature. Interchange revenues are driven by gross dollar volume, which totaled approximately $20.3 billion and $7.7 billion for the periods ended December 31, 2014 and 2013, respectively. Substantially all of the NetSpend segment revenues are volume driven as they are driven by the active card and gross dollar volume indicators.

Cardholder funds and deposits related to NetSpend’s prepaid products are held at FDIC-insured Issuing Banks for the benefit of the cardholders. NetSpend currently has active agreements with five Issuing Banks.

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

The changes in cost of services, and selling, general and administrative expenses for the years ended December 31, 2014 and 2013 include an increase of $5.9 million and a decrease of $16.9 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches along with increases in expense due to the NetSpend acquisition and a significant nonrecurring charitable contribution in the fourth quarter of 2014. The impact of acquisitions on operating expenses was $238.3 million in 2014, $217.4 million in 2013, and $20.0 million in 2012.

Federal legislation was enacted which made extensive changes to the system of health care insurance and benefits. The Company estimates the legislation increased expenses in the years ended 2014, 2013, and 2012 by approximately $1.8 million, $1.1 million and $600,000 respectively.

The Company’s merger and acquisition expenses were $3.2 million, $14.2 million and $1.7 million for the years ended December 31, 2014, 2013 and 2012, respectively. These expenses consist of legal, accounting and professional fees, as well as, personnel costs for severance and retention.

Nonoperating Income (Expense)

Nonoperating income (expense) consists of interest income, interest expense, gains and losses on currency translations and gains and losses on investments in private equity. Nonoperating income (expense) decreased in 2014 as compared to 2013, and decreased in 2013 as compared to 2012.

Interest income for 2014 and 2013 was $1.1 million and $1.5 million, respectively, a decrease of 25.8%. Interest income in 2012 was $1.5 million. The variation in interest income is primarily attributable to changes in short-term interest rates in 2014 and 2013 and the amount of cash available for investments.

Interest expense for the year ended December 31, 2014 was $41.0 million, an $8.6 million increase when compared to $32.4 million in 2013. The interest expense on the bonds for the year ended December 31, 2014 was $33.7 million. The $32.4 million of interest expense for the year ended December 31, 2013 was a $29.5 million increase when compared to $2.9 million in 2012. The Company’s interest expense related to a bridge loan facility and bonds was $5.9 million and $20.0 million, respectively, for the year ended December 31, 2013. These expenses were related to financing the NetSpend acquisition.

For the years ended December 31, 2014, 2013 and 2012, the Company recorded a translation gain of approximately $142,000 and translation losses of approximately $1.0 million and $2.1 million, respectively, related to intercompany loans and foreign denominated cash and accounts receivable balances.

The Company recorded gains on its investments in private equity of $793,000, $966,000 and $898,000 for the years ended December 31, 2014, 2013 and 2012, respectively, due to changes in fair value.

Income Taxes

Income tax expense was $129.8 million, $111.0 million, and $114.1 million in 2014, 2013 and 2012, respectively, representing effective income tax rates of 32.0%, 31.5%, and 31.9%, respectively. The calculation of the effective tax rate excludes noncontrolling interest in consolidated subsidiaries’ net income and includes equity in income of equity investments in pretax income.

During 2014, the Company generated income tax credits in excess of its utilization capacity based on both the Company’s current operations and with consideration of future tax planning strategies. Based upon these same considerations, the Company reassessed its need for valuation allowances in all jurisdictions. Accordingly, the Company experienced a net increase in its valuation allowance for deferred income tax assets of $4.3 million.

TSYS has adopted the permanent reinvestment exception as allowed by GAAP, with respect to future earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested. No provision for U.S. federal and state incomes taxes has been made in the Consolidated Financial Statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $90.3 million as of December 31, 2014. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

In 2014, TSYS reassessed its contingencies for foreign, federal and state exposures, which resulted in a net increase in tax contingency amounts of approximately $4.0 million.

Refer to Note 15 in the Consolidated Financial Statements for more information on income taxes.

Equity in Income of Equity Investments

TSYS’ share of income from its equity in equity investments was $17.6 million, $13.0 million and $10.2 million for 2014, 2013 and 2012, respectively. The increase in equity income is the result of the growth in CUP Data. Refer to Note 12 in the Consolidated Financial Statements for more information on equity investments.

Discontinued Operations

TSYS sold its Japan-based operations during 2014 and recorded income from discontinued operations, net of tax, of $48.7 million, $2.1 million and $1.0 million for 2014, 2013 and 2012, respectively. All current and prior period results and discussions exclude the impact of any Japan-based operations occurring during the respective years. Refer to Note 2 in the Consolidated Financial Statements for more information on discontinued operations.

Net Income

Net income increased 28.4% to $329.4 million in 2014, compared to 2013. In 2013, net income increased 2.7% to $256.6 million, compared to $249.9 million in 2012.

Net income attributable to noncontrolling interests in 2014 decreased to $6.5 million, as compared to $11.8 million in 2013 and $5.6 million in 2012. The decrease in 2014 was a result of the purchase of an additional 15% equity interest in CPAY in 2014. The increase in 2013, as compared to 2012, was the result of a full year’s results following the acquisition of 60% of CPAY in 2012.

In 2014, net income attributable to TSYS common shareholders increased 31.9% to $322.9 million (basic and diluted EPS of $1.73 and $1.72, respectively), compared to $244.8 million (basic and diluted EPS of $1.30 and $1.29, respectively) in 2013. Net income attributable to TSYS common shareholders increased 0.2% in 2013, compared to $244.3 million (basic and diluted EPS of $1.30 and $1.29, respectively) in 2012.

Non-GAAP Financial Measures

Management evaluates the Company’s operating performance based upon operating margin excluding reimbursables, adjusted EPS and adjusted EBITDA, which are all non-generally accepted accounting principles (non-GAAP) measures. TSYS also uses these non-GAAP financial measures to evaluate and assess TSYS’ financial performance against budget.

Although not a substitute for GAAP, TSYS believes that non-GAAP financial measures are important to enable investors to understand and evaluate its ongoing operating results. Accordingly, TSYS includes non-GAAP financial measures when reporting its financial results to shareholders in order to provide them with an additional tool to evaluate TSYS’ ongoing business operations. TSYS believes that the non-GAAP financial measures are representative of comparative financial performance that reflects the economic substance of TSYS’ current and ongoing business operations.

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

The following tables provide a reconciliation of GAAP to non-GAAP financial measures:

Revenues Before Reimbursable Items and Operating Margin Excluding Reimbursable Items

	Years Ended December 31,
(in thousands except per share data)	2014	2013	2012
Operating income (a)	$431,640	382,500	354,969

Total revenues (b)	$2,446,877	2,064,305	1,793,557
Less reimbursable items	253,899	240,597	252,481

Revenues before reimbursable items (c)	$2,192,978	1,823,708	1,541,076

Operating margin (as reported) (a)/(b)	17.64%	18.53%	19.79%

Operating margin excluding reimbursables (a)/(c)	19.68%	20.97%	23.03%

Adjusted EBITDA

	Years Ended December 31,
(in thousands)	2014	2013	2012
Net income	$329,406	256,597	249,923
Adjusted for:
Income from discontinued operations	(48,655)	(2,055)	(995)
Equity in income of equity investments, net of taxes	(17,583)	(13,047)	(10,171)
Income taxes	129,761	110,981	114,116
Nonoperating expenses, net	38,711	30,024	2,096
Depreciation and amortization	246,620	199,026	163,400

EBITDA	678,260	581,526	518,369
Adjusted for:
Share-based compensation	30,790	28,933	18,621
NetSpend merger and acquisition expenses*	3,217	13,634	—

Adjusted EBITDA	$712,267	624,093	536,990

*	Excludes share-based compensation

Adjusted Earnings Per Share

	Years Ended December 31,
(in thousands except per share data)	2014	2013	2012
Income from continuing operations attributable to TSYS common shareholders
As reported (GAAP)	$275,216	246,893	247,149

Adjust for amounts attributable to TSYS common shareholders (net of taxes):
Acquisition intangible amortization	65,127	43,743	17,272
Share-based compensation	20,944	19,830	12,676
NetSpend merger and acquisition expenses	3,115	15,251	—

Adjusted earnings	$364,402	325,717	277,097

Basic EPS—Income from continuing operations attributable to TSYS common shareholders
As reported (GAAP)	$1.48	1.31	1.31

Adjust for amounts attributable to TSYS common shareholders (net of taxes):
Acquisition intangible amortization	0.35	0.23	0.09
Share-based compensation	0.11	0.11	0.07
NetSpend merger and acquisition expenses	0.02	0.08	—

Adjusted EPS*	$1.96	1.73	1.47

Average common shares and participating securities	186,222	188,391	188,030

*	Adjusted EPS amounts do not total due to rounding.

Projected Outlook for 2015

As compared to 2014, TSYS expects its 2015 total revenues to increase by 7%-9%, its revenues before reimbursable items to increase by 8%-10%, and its adjusted EPS from continuing operations attributable to TSYS common shareholders to increase by 11%-13%, based on the following assumptions with respect to 2015: (1) there will be no significant movements in the London Interbank Offered Rate (LIBOR) and TSYS will not make any significant draws on the remaining balance of its revolving credit facility; (2) there will be no significant movement in foreign currency exchange rates related to TSYS’ business; (3) TSYS will not incur significant expenses associated with the conversion of new large clients other than that included in the 2015 estimate, additional acquisitions, or any significant impairment of goodwill or other intangibles; (4) there will be no deconversions of large clients during the year; and (5) the economy will not worsen. In addition, TSYS’ earnings guidance for 2015 does not include the impact of share repurchases.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2014	2013	2012
Net income	$329,406	256,597	249,923
Depreciation and amortization	248,018	205,351	170,610
Other noncash items and charges, net	(27,928)	76,744	20,593
Net change in current and other assets and current and other liabilities	10,705	(86,294)	14,627

Net cash provided by operating activities	$560,201	452,398	455,753

TSYS’ main source of funds is derived from operating activities, specifically net income. The increase in 2014, as compared to 2013, in net cash provided by operating activities was primarily the result of increased earnings. The decrease in 2013, as compared to 2012, in net cash provided by operating activities was primarily the result of the net change in current and other assets and current and other liabilities partially offset by increased earnings.

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

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2014	2013	2012
Additions to contract acquisition costs	$(88,871)	(55,965)	(34,384)
Purchases of property and equipment, net	(75,913)	(40,598)	(31,395)
Additions to internally developed computer software	(41,501)	(33,600)	(19,285)
Cash used in acquisitions, net of cash acquired	(38,584)	(1,314,660)	(188,698)
Additions to licensed computer software from vendors	(29,638)	(63,635)	(33,001)
Purchase of private equity investments	(3,291)	(1,378)	(3,031)
Proceeds from insurance recovery for loss on disposal	6,212	—	—
Proceeds from dispositions, net of expenses paid and cash disposed	44,979	—	—

Net cash used in investing activities	$(226,607)	(1,509,836)	(309,794)

The major uses of cash for investing activities in 2014, 2013 and 2012 were for additions to contract acquisition costs, equipment, acquisitions, internally developed computer software and licensed computer software from vendors.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company’s processing systems. The Company’s investments in contract acquisition costs were $88.9 million in 2014, $56.0 million in 2013 and $34.4 million in 2012. The Company made cash payments for processing rights of $21.7 million, $9.7 million and $14.4 million in 2014, 2013 and 2012, respectively. Conversion cost additions were $67.2 million, $46.3 million and $20.0 million in 2014, 2013 and 2012, respectively. The increase in conversion costs in 2014 compared to 2013 and 2013 compared to 2012 is primarily related to the conversion of Bank of America’s consumer card portfolio.

Property and Equipment

Capital expenditures for property and equipment were $75.9 million in 2014, compared to $40.6 million in 2013 and $31.4 million in 2012. The majority of capital expenditures in 2014 related to computer processing hardware. The majority of capital expenditures in 2013 related to investments in computer processing hardware and building improvements. The majority of capital expenditures in 2012 related to computer processing hardware.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to, and development of, processing systems, were $41.5 million in 2014, $33.6 million in 2013, and $19.3 million in 2012. The increase in capitalized software development costs in 2014 and 2013 was the result of two corporate-wide initiatives. One initiative is a multi-year, multi-phase initiative that consists of enhancing TSYS’ issuing processing platforms. The other is an innovation initiative focused on enhancing existing product and service offerings through several new product concepts and ideas on how to change existing processes.

Cash Used in Acquisitions

In 2014, the Company paid $38.6 million to NetSpend dissenting shareholders to settle the outstanding lawsuit associated with the NetSpend acquisition. In 2013, the Company used cash of $1.3 billion in the acquisition of NetSpend. In 2012, the Company used cash of $188.7 million in the acquisitions of ProPay and CPAY. Refer to Note 24 in the Consolidated Financial Statements for more information on these acquisitions.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors for increases in processing capacity were $29.6 million in 2014, compared to $63.6 million in 2013 and $33.0 million in 2012. The increase in expenditures in 2013 was driven by purchases of software in anticipation of large conversions in 2014 and beyond.

Purchase of Private Equity Investments

In 2011, the Company entered into a limited partnership agreement in connection with its agreement to invest in an Atlanta, Georgia-based venture capital fund focused exclusively on investing in technology-enabled financial services companies. Pursuant to the limited partnership agreement, the Company has committed to invest up to $20 million in the fund so long as its ownership interest in the fund does not exceed 50%. The Company made investments in the fund of $3.3 million, $1.4 million and $3.0 million in 2014, 2013 and 2012, respectively. The Company recorded gains on this investment of $793,000, $966,000 and $898,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

Proceeds from Insurance Recovery for Loss on Disposal

The Company received $6.2 million of proceeds from insurance coverage related to the destruction of property resulting from a fire. The Company recorded the loss on disposal which was more than offset by the insurance proceeds received.

Proceeds from Dispositions

During 2014, TSYS sold its Japan-based operations and received $45.0 million of proceeds, net of expenses paid and cash disposed in connection with this transaction. Refer to Note 2 in the Consolidated Financial Statements for more information on discontinued operations.

Cash Flows from Financing Activities

	Years Ended December 31,
(in thousands)	2014	2013	2012
Repurchase of common stock under plans and tax withholding	$(170,516)	(103,857)	(74,939)
Dividends paid on common stock	(74,796)	(56,510)	(94,035)
Principal payments on long-term borrowings and capital lease obligations	(69,939)	(166,805)	(200,052)
Purchase of noncontrolling interest	(37,500)	—	—
Subsidiary dividends paid to noncontrolling shareholders	(7,172)	(7,321)	(2,797)
Debt issuance costs	—	(13,573)	(2,073)
Proceeds from long-term borrowings	1,396	1,395,661	150,000
Excess tax benefit from share-based payment arrangements	7,185	3,528	1,259
Proceeds from exercise of stock options	34,869	40,691	9,672

Net cash (used in) provided by financing activities	$(316,473)	1,091,814	(212,965)

The main source of cash from financing activities has been the use of borrowed funds. The major uses of cash for financing activities have been the purchase of stock under the stock repurchase plan as described below, payment of dividends, principal payment on long term debt and capital lease obligations, and purchase of noncontrolling interests. Net cash used in financing activities for the year ended December 31, 2014 was $316.5 million and was primarily the result of the repurchase of common stock, payment of dividends, and principal payments on long-term debt borrowings and capital lease obligations offset by proceeds from the exercise of stock options. Net cash provided by financing activities for the year ended December 31, 2013 was $1.1 billion and was primarily the result of proceeds from long term borrowings in connection with the NetSpend acquisition. Net cash used in financing activities for the year ended December 31, 2012 was $213.0 million and was primarily the result of principal payments on long-term debt borrowings and capital lease obligations, the repurchase of common stock, and payment of dividends offset by proceeds from borrowings of long-term debt. Refer to Notes 13 and 24 in the Consolidated Financial Statements for more information on the long-term debt financing and acquisitions.

Financing

In connection with the NetSpend acquisition, the Company obtained commitments for a $1.2 billion 364-day bridge term loan facility. In May, 2013 the Company closed the bridge term loan and issued debt of $1.4 billion to finance the NetSpend acquisition. In April 2013, the Company entered into a new credit agreement that provided for a five-year term loan to the Company in the amount of $200.0 million. In May 2013, the Company closed its issuance of $550.0 million aggregate principal amount of 2.375% Senior Notes due 2018 and $550.0 million aggregate principal amount of 3.750% Senior Notes due 2023 (collectively, the “Notes”). The interest on the Notes is payable semiannually. Upon the issuance of the Notes, the Company eliminated its bridge term loan facility. In July 2013, the Company borrowed $100 million on its revolving credit facility which was repaid as of December 31, 2013. In connection with the bridge term loan facility and the aforementioned loans, the Company paid debt issuance costs of $13.6 million in 2013.

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

Purchase of Noncontrolling Interest

In connection with the acquisition of CPAY, the Company is party to call and put arrangements with respect to the membership units that represent the remaining noncontrolling interest of CPAY. The call arrangement is exercisable by TSYS and the put arrangement is exercisable by the Seller. The put arrangement is outside the control of the Company by requiring the Company to purchase the Seller’s entire equity interest in CPAY at a put price at fair market value. At the time of the original acquisition, the redemption of the put option was considered probable based upon the passage of time of the second anniversary date. The put arrangement is recorded on the balance sheet and is classified as redeemable noncontrolling interest outside of permanent equity.

In February 2014, the Company purchased an additional 15% equity interest in CPAY for $37.5 million, reducing its redeemable noncontrolling interest to 25%. The call and put options for the Seller’s 25% equity interest were extended as a result of this transaction.

The put option is not currently redeemable, but redemption is considered probable based upon the passage of time toward the third anniversary date of the 2014 purchase of additional equity. The Company’s accounting policy is to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date, which the Company believes to be in 2017. The Company did not accrete any changes to the redemption value as the balance as of December 31, 2014 exceeded the accretion fair value amount.

Refer to Note 24 in the Consolidated Financial Statements for more information on this purchase.

Stock Repurchase Plan

In April 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. In May 2011, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 10 million shares to up to 15 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2013. In July 2012, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 15 million shares to up to 20 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2014. In January, 2014, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 20 million shares to up to 28 million shares of TSYS stock. With the increase, TSYS had 6.8 million shares available to be repurchased. In addition, the expiration date of the plan was extended to April 30, 2015. Through December 31, 2014, the Company purchased 21.2 million shares for approximately $503.3 million, at an average price of $23.75.

On January 27, 2015, TSYS announced that its Board had approved a new stock repurchase plan to repurchase up to 20 million shares of TSYS stock. The shares may be purchased from time to time at prices considered appropriate. There is no expiration date for the plan. The plan discussed in the preceding paragraph was terminated.

Dividends

Dividends on common stock of $74.8 million were paid in 2014, compared to $56.5 million and $94.0 million in 2013 and 2012, respectively. The Company paid dividends of $0.40 per share in 2014, $0.30 per share in 2013 and $0.50 per share in 2012. The decrease in dividends paid in 2013 compared to 2012 is due to the acceleration of payment of the fourth quarter 2012 dividend. The fourth quarter 2012 dividend payment was paid in December, rather than January, to allow shareholders to benefit from the lower dividend tax rate that was set to expire on December 31, 2012.

Significant Noncash Transactions

During 2014, 2013 and 2012, the Company issued 673,000, 1.7 million and 311,000 shares of common stock, respectively, to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued in the form of nonvested stock bonus awards for services to be provided in the future by such officers and employees. The grants to the Board of Directors were fully vested on the date of grant. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards.

The Company acquired computer equipment and software under capital leases in the amount of $17.9 million, $14.8 million and $5.3 million in 2014, 2013 and 2012, respectively.

Refer to Notes 19 and 23 in the Consolidated Financial Statements for more information on share-based compensation and significant noncash transactions.

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

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2014, for the next five years and thereafter:

	Contractual Cash Obligations Payments Due By Period
(in millions)	Total	1 Year or Less	2-3 Years	4-5 Years	After 5 Years
Debt obligations (principal)	$1,446	44	162	690	550
Debt obligations (interest)	232	38	74	48	72
Operating leases	386	122	184	50	30
Purchase commitments	77	21	28	19	9
Redeemable noncontrolling interest	22	—	22	—	—
Capital lease obligations	15	8	6	1	—

Total contractual cash obligations	$2,178	233	476	808	661

Income Taxes

The total liability for uncertain tax positions as of December 31, 2014 is $6.7 million. Refer to Note 15 in the Consolidated Financial Statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

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

TSYS maintains operating cash accounts outside the United States. Refer to Note 5 in the Consolidated Financial Statements for more information on cash and cash equivalents. TSYS has adopted the permanent reinvestment exception under GAAP with respect to future earnings of certain foreign subsidiaries. While some of the foreign cash is available to repay intercompany financing arrangements, remaining amounts are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon its repatriation. Demand on the Company’s cash has increased as a result of its strategic initiatives. TSYS funds these initiatives through a balance of internally generated cash, external sources of capital and, when advantageous, access to foreign cash in a tax efficient manner. Where local regulations limit an efficient intercompany transfer of amounts held outside of the U.S., TSYS will continue to utilize these funds for local liquidity needs. Under current law, balances available to be repatriated to the U.S. would be subject to U.S. federal income taxes, less applicable foreign tax credits. TSYS has provided for the U.S. federal tax liability on these amounts for financial statement purposes, except for foreign earnings that are considered permanently reinvested outside of the U.S. TSYS utilizes a variety of tax planning and financing strategies with the objective of having its worldwide cash available in the locations where it is needed.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 2.3:1. As of December 31, 2014, TSYS had working capital of $394.0 million, compared to $356.7 million in 2013 and $344.2 million in 2012.

Legal Proceedings

Refer to Note 16 in the Consolidated Financial Statements for information regarding the Company’s commitments and contingencies including legal proceedings.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS’ expectation that the loss of Bank of America as a merchant services client will not have a material adverse effect on TSYS’ business; (ii) TSYS’ expectation that the Durbin Amendment will not have a significant negative impact on TSYS’ business; (iii) TSYS’ expectation with respect to the effect of recent accounting pronouncements; (iv) TSYS’ expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (v) TSYS’ earnings guidance for 2015 total revenues, revenues before reimbursable items, and adjusted EPS attributable to TSYS’ common shareholders from continuing operations; (vi) TSYS’ belief with respect to lawsuits, claims and other complaints; (vii) TSYS’ expectation with respect to certain tax matters; (viii) the Board’s intention to continue to pay cash dividends, and the assumptions underlying such statements. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by the Company’s forward-looking statements. Many of these factors are beyond TSYS’ ability to control or predict. These factors include, but are not limited to:

•	the material breach of security of any of TSYS’ systems;

•	TSYS incurs expenses associated with the signing of a significant client;

•

organic growth rates for TSYS’ existing clients are lower than anticipated whether as a result of unemployment rates, card delinquencies and charge off rates or otherwise or attrition rates of existing clients are higher than anticipated;

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

•

the impact of potential and completed acquisitions, including the costs associated therewith, their being more difficult to integrate than anticipated, and the inability to achieve the anticipated growth opportunities and other benefits of the acquisitions;

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

•

changes occur in laws, rules, regulations, credit card association rules, prepaid industry rules, or other industry standards affecting TSYS and its clients that may result in costly new compliance burdens on TSYS and its clients and lead to a decrease in the volume and/or number of transactions processed or limit the types and amounts of fees that can be charged to customers;

•	successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection;

•	one or more of the assumptions upon which TSYS’ earnings guidance for 2015 is based is inaccurate;

•	the effect of current domestic and worldwide economic and geopolitical conditions;

•	the impact on TSYS’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts;

•

other risk factors described in the “Risk Factors” and other sections of TSYS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and other filings with the Securities and Exchange Commission; and

•	TSYS’ ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Subsequent Events

In the first quarter of 2015, TSYS completed the conversion of Bank of America’s consumer card portfolio from its in-house processing system to TSYS’ processing system.

Management performed an evaluation of the Company’s activity as of the date these audited financial statements were issued, and has concluded that, other than as set forth above, there are no significant additional subsequent events requiring disclosure.

Consolidated Balance Sheets

	December 31,
(in thousands, except per share data)	2014	2013
Assets
Current assets:
Cash and cash equivalents (Note 5)	$289,183	247,700
Accounts receivable, net of allowances for doubtful accounts and billing adjustments of $5.2 million and $3.4 million as of 2014 and 2013, respectively	283,203	255,773
Deferred income tax assets (Note 15)	15,190	14,158
Prepaid expenses and other current assets (Note 6)	98,974	95,109
Current assets of discontinued operations (Note 2)	4,003	41,193

Total current assets	690,553	653,933
Goodwill (Note 7)	1,547,397	1,541,574
Other intangible assets, net of accumulated amortization of $181.9 million and $105.4 million as of 2014 and 2013, respectively (Note 8)	404,107	481,419
Computer software, net of accumulated amortization of $613.3 million and $536.4 million as of 2014 and 2013, respectively (Note 9)	366,148	363,880
Property and equipment, net of accumulated depreciation and amortization of $423.2 million and $391.5 million as of 2014 and 2013, respectively (Note 10)	290,585	259,968
Contract acquisition costs, net of accumulated amortization of $276.1 million and $251.8 million as of 2014 and 2013, respectively (Note 11)	236,305	184,828
Equity investments, net (Note 12)	100,468	94,133
Deferred income tax assets (Note 15)	7,002	3,972
Other assets	91,016	87,146
Long-term assets of discontinued operations (Note 2)	—	15,715

Total assets	$3,733,581	3,686,568

Liabilities
Current liabilities:
Accounts payable	$48,793	33,651
Current portion of long-term borrowings (Note 13)	43,784	34,257
Accrued salaries and employee benefits	38,001	38,339
Current portion of obligations under capital leases (Note 13)	7,127	22,662
Other current liabilities (Note 14)	154,805	159,170
Current liabilities of discontinued operations (Note 2)	4,003	9,136

Total current liabilities	296,513	297,215
Long-term borrowings, excluding current portion (Note 13)	1,398,132	1,428,251
Deferred income tax liabilities (Note 15)	211,820	228,727
Obligations under capital leases, excluding current portion (Note 13)	6,974	7,500
Other long-term liabilities	98,006	81,600
Long-term liabilities of discontinued operations (Note 2)	—	1,197

Total liabilities	2,011,445	2,044,490

Redeemable noncontrolling interest in consolidated subsidiary	22,492	39,652

Commitments and contingencies (Note 16)
Equity
Shareholders’ equity: (Notes 18, 19, 20, and 21)
Common stock — $0.10 par value. Authorized 600,000 shares; 202,775 and 202,790 issued as of 2014 and 2013, respectively; 184,939 and 187,717 outstanding as of 2014 and 2013, respectively	20,278	20,279
Additional paid-in capital	171,270	165,841
Accumulated other comprehensive income, net	(11,926)	3,749
Treasury stock, at cost (17,836 and 15,073 shares as of 2014 and 2013, respectively)	(453,230)	(326,996)
Retained earnings	1,966,370	1,718,204

Total shareholders’ equity	1,692,762	1,581,077

Noncontrolling interests in consolidated subsidiaries	6,882	21,349

Total equity	1,699,644	1,602,426

Total liabilities and equity	$3,733,581	3,686,568

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share data)	2014	2013	2012
Total revenues	$2,446,877	2,064,305	1,793,557

Cost of services	1,668,892	1,369,438	1,189,341
Selling, general and administrative expenses	343,128	298,147	247,597
Merger and acquisition expenses	3,217	14,220	1,650

Total operating expenses	2,015,237	1,681,805	1,438,588

Operating income	431,640	382,500	354,969
Nonoperating expenses, net	(763)	(804)	(2,096)
Merger and acquisition expenses—bridge loan facility and financings	(37,948)	(29,220)	—

Income before income taxes and equity in income of equity investments	392,929	352,476	352,873
Income taxes (Note 15)	129,761	110,981	114,116

Income before equity in income of equity investments	263,168	241,495	238,757
Equity in income of equity investments, net of tax (Note 12)	17,583	13,047	10,171

Income from continuing operations, net of tax	280,751	254,542	248,928
Income from discontinued operations, net of tax	48,655	2,055	995

Net income	329,406	256,597	249,923
Net income attributable to noncontrolling interests	(6,534)	(11,847)	(5,643)

Net income attributable to Total System Services, Inc. (TSYS) common shareholders	$322,872	244,750	244,280

Basic earnings per share (EPS) attributable to TSYS common shareholders (Note 26)
Income from continuing operations to TSYS common shareholders	$1.48	1.31	1.31
Gain (loss) from discontinued operations to TSYS common shareholders	0.26	(0.01)	(0.02)

Net income attributable to TSYS common shareholders*	$1.73	1.30	1.30

Diluted EPS attributable to TSYS common shareholders (Note 26)
Income from continuing operations to TSYS common shareholders	$1.47	1.30	1.31
Gain (loss) from discontinued operations to TSYS common shareholders	0.25	(0.01)	(0.02)

Net income attributable to TSYS common shareholders*	$1.72	1.29	1.29

Amounts attributable to TSYS common shareholders:
Income from continuing operations	$275,216	246,893	247,149
Gain (loss) from discontinued operations	47,656	(2,143)	(2,869)

Net income	$322,872	244,750	244,280

*	EPS amounts may not total due to rounding

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
(in thousands)	2014	2013	2012
Net income	$329,406	256,597	249,923
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(19,531)	(4,081)	2,183
Less reclassifications of foreign currency translation adjustments to net income	3,514	—	—

Total foreign currency translation adjustments	(16,017)	(4,081)	2,183
Postretirement healthcare plan adjustments	589	1,895	(1,666)
Unrealized gain (loss) on available-for-sale securities	(668)	1,773	—

Other comprehensive income (loss)	(16,096)	(413)	517

Comprehensive income	313,310	256,184	250,440
Comprehensive income attributable to noncontrolling interests	6,113	9,092	4,307

Comprehensive income attributable to TSYS common shareholders	$307,197	247,092	246,133

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2014	2013	2012
Cash flows from operating activities:
Net income	$329,406	256,597	249,923
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	248,018	205,351	170,610
Provisions for fraud and other losses	38,381	11,912	—
Share-based compensation	30,790	28,933	18,621
Charges for transaction processing provisions	9,468	7,458	2,803
Dividends received from equity investments	9,189	8,595	7,524
Provisions for bad debt expenses and billing adjustments	2,823	2,000	1,054
Amortization of debt issuance costs	1,817	7,269	298
Loss on foreign currency	999	1,027	2,012
Amortization of bond discount	383	225	—
(Gain) Loss on disposal of equipment, net	(293)	(79)	324
Changes in value of private equity investments	(793)	(966)	(898)
Excess tax benefit from share-based payment arrangements	(7,185)	(3,528)	(1,259)
Deferred income tax (benefit) expense	(8,963)	26,945	285
Equity in income of equity investments	(17,583)	(13,047)	(10,171)
Gain on disposal of subsidiaries	(86,961)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(33,406)	(8,667)	2,855
Prepaid expenses, other current assets and other long-term assets	(10,525)	(571)	(2,945)
Accrued salaries and employee benefits	414	(403)	(7,083)
Accounts payable	8,765	(52,042)	37,206
Other current liabilities and other long-term liabilities	45,457	(24,611)	(15,406)

Net cash provided by operating activities	560,201	452,398	455,753

Cash flows from investing activities:
Additions to contract acquisition costs	(88,871)	(55,965)	(34,384)
Purchases of property and equipment	(75,913)	(40,598)	(31,395)
Additions to internally developed computer software	(41,501)	(33,600)	(19,285)
Cash used in acquisitions, net of cash acquired	(38,584)	(1,314,660)	(188,698)
Additions to licensed computer software from vendors	(29,638)	(63,635)	(33,001)
Purchase of private equity investments	(3,291)	(1,378)	(3,031)
Proceeds from insurance recovery for loss on disposal	6,212	—	—
Proceeds from dispositions, net of expenses paid and cash disposed	44,979	—	—

Net cash used in investing activities	(226,607)	(1,509,836)	(309,794)

Cash flows from financing activities:
Repurchase of common stock under plans and tax withholding	(170,516)	(103,857)	(74,939)
Dividends paid on common stock	(74,796)	(56,510)	(94,035)
Principal payments on long-term borrowings and capital lease obligations	(69,939)	(166,805)	(200,052)
Purchase of noncontrolling interests	(37,500)	—	—
Subsidiary dividends paid to noncontrolling shareholders	(7,172)	(7,321)	(2,797)
Debt issuance costs	—	(13,573)	(2,073)
Proceeds from long-term borrowings	1,396	1,395,661	150,000
Excess tax benefit from share-based payment arrangements	7,185	3,528	1,259
Proceeds from exercise of stock options	34,869	40,691	9,672

Net cash (used in) provided by financing activities	(316,473)	1,091,814	(212,965)

Cash and cash equivalents:
Effect of exchange rate changes on cash and cash equivalents	(6,168)	(3,758)	(1,719)

Net increase (decrease) in cash and cash equivalents	10,953	30,618	(68,725)
Cash and cash equivalents at beginning of period	278,230	247,612	316,337

Cash and cash equivalents at end of period	289,183	278,230	247,612
Less cash and cash equivalents of discontinued operations at end of period	—	(30,530)	(23,353)

Cash and cash equivalents of continued operations at end of period	$289,183	247,700	224,259

Supplemental cash flow information:
Interest paid	$40,969	23,157	2,952

Income taxes paid, net	$135,770	80,033	106,778

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity

		TSYS Shareholders
	Redeemable Noncontrolling Interests	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Noncontrolling Interests	Total Equity
(in thousands, except per share data)		Shares	Dollars
Balance as of December 31, 2011	—	201,860	$20,186	125,948	(445)	(225,034)	1,380,634	19,720	$1,321,009
Net income	$1,505	—	—	—	—	—	244,280	4,138	248,418
Other comprehensive income (Note 21)					1,853			(1,336)	517
Common stock issued from treasury shares for exercise of stock options (Note 19)	—	—	—	(2,386)	—	12,377	—	—	9,991
Common stock issued for nonvested awards (Note 19)	—	611	61	(61)	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 19)	—	—	—	(628)	—	628	—	—	—
Share-based compensation (Note 19)	—	—	—	18,623	—	—	—	—	18,623
Cash dividends declared ($0.40 per share)	—	—	—	—	—	—	(75,851)	—	(75,851)
Purchase of treasury shares (Note 20)	—	—	—	—	—	(75,272)	—	—	(75,272)
Subsidiary dividends paid to noncontrolling interests	—	—	—	—	—	—	—	(2,797)	(2,797)
Fair value of noncontrolling interest in CPAY	38,000	—	—	—	—	—	—	—	—
Tax benefits associated with share-based compensation	—	—	—	297	—	—	—	—	297

Balance as of December 31, 2012	39,505	202,471	20,247	141,793	1,408	(287,301)	1,549,063	19,725	1,444,935
Net income	6,515	—	—	—	—	—	244,750	5,331	250,081
Other comprehensive income (Note 21)	—	—	—	—	2,341	—	—	(2,754)	(413)
Replacement share-based awards issued in connection with acquisition (Note 19)	—	—	—	(1,167)	—	16,723	—	—	15,556
Common stock issued from treasury shares for exercise of stock options (Note 19)	—	—	—	(700)	—	41,391	—	—	40,691
Common stock issued for nonvested awards (Note 19)	—	319	32	(32)	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 19)	—	—	—	(5,747)	—	5,747	—	—	—
Share-based compensation (Note 19)	—	—	—	28,972	—	—	—	—	28,972
Common stock issued from treasury shares for dividend equivalents (Note 19)	—	—	—	36	—	301	161	—	498
Cash dividends declared ($0.40 per share)	—	—	—	—	—	—	(75,770)	—	(75,770)
Purchase of treasury shares (Note 20)	—	—	—	—	—	(103,857)	—	—	(103,857)
Subsidiary dividends paid to noncontrolling interests	(6,368)	—	—	—	—	—	—	(953)	(953)
Tax benefits associated with share-based compensation	—	—	—	2,686	—	—	—	—	2,686

Balance as of December 31, 2013	39,652	202,790	20,279	165,841	3,749	(326,996)	1,718,204	21,349	1,602,426
Net income	4,650	—	—	—	—	—	322,872	1,884	324,756
Other comprehensive income (Note 21)	—	—	—	—	(15,675)	—	—	(421)	(16,096)
Common stock issued from treasury shares for exercise of stock options (Note 19)	—	—	—	1,955	—	32,914	—	—	34,869
Common stock unissued due to forfeiture of nonvested awards	—	(15)	(1)	1	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 19)	—	—	—	(11,142)	—	11,142	—	—	—
Share-based compensation (Note 19)	—	—	—	30,312	—	—	—	—	30,312
Common stock issued from treasury shares for dividend equivalents (Note 19)	—	—	—	185	—	226	—	—	411
Cash dividends declared ($0.40 per share)	—	—	—	—	—	—	(74,706)	—	(74,706)
Purchase of treasury shares (Note 20)	—	—	—	—	—	(170,516)	—	—	(170,516)
Subsidiary dividends paid to noncontrolling interests	(6,732)	—	—	—	—	—	—	(440)	(440)
Fair value of noncontrolling interest	(15,078)	—	—	(22,422)	—	—	—	—	(22,422)
Disposition of noncontrolling interest (Note 2)	—	—	—	—	—	—	—	(15,490)	(15,490)
Tax benefits associated with share-based compensation	—	—	—	6,540	—	—	—	—	6,540

Balance as of December 31, 2014	$22,492	202,775	$20,278	171,270	(11,926)	(453,230)	1,966,370	6,882	$1,699,644

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1:	Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS:    Total System Services, Inc.’s (TSYS’ or the Company’s) revenues are derived from providing payment processing, merchant services and related payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company also derives revenues by providing general-purpose reloadable (GPR) prepaid debit cards and payroll cards and alternative financial services to underbanked and other consumers. The Company’s services are provided through the Company’s four operating segments: North America Services, International Services, Merchant Services and NetSpend.

Through the Company’s North America Services and International Services segments, TSYS processes information through its cardholder systems to financial and nonfinancial institutions throughout the United States and internationally. The Company’s North America Services segment provides these services to clients in the United States, Canada, Mexico and the Caribbean. The Company’s International Services segment provides services to clients in Europe, India, Middle East, Africa, Asia Pacific and Brazil. The Company’s Merchant Services segment provides merchant services to merchant acquirers and merchants mainly in the United States. The Company’s NetSpend segment provides services to consumers in the United States.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION:    The accompanying consolidated financial statements, which are prepared in accordance with generally accepted accounting principles (GAAP) include the accounts of TSYS and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements.

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

The Company has prepared the accompanying consolidated financial statements in conformity with U.S. GAAP. The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. These estimates and assumptions are developed based upon all information available. Actual results could differ from estimated amounts.

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

PROPERTY AND EQUIPMENT:    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over estimated useful lives of 5-40 years, computer and other equipment over estimated useful lives of 2-5 years, and furniture and other equipment over estimated useful lives of 3-15 years. The Company evaluates impairment losses on long-lived assets used in operations in accordance with the provisions of GAAP. All ordinary repairs and maintenance costs are expensed as incurred. Maintenance costs that extend the asset life are capitalized and amortized over the remaining estimated life of the asset.

LICENSED COMPUTER SOFTWARE:    The Company licenses software that is used in providing services to clients. Licensed software is obtained through perpetual licenses and site licenses and through agreements based on processing capacity (called “MIPS agreements”). Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to ten years. Software licensed under MIPS agreements is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with GAAP.

ACQUISITION TECHNOLOGY INTANGIBLES:    These identifiable intangible assets are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from five to nine years. GAAP requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment. Acquisition technology intangibles’ net book values are included in computer software, net in the accompanying balance sheets. Amortization expenses are charged to cost of services in the Company’s Consolidated Statements of Income.

SOFTWARE DEVELOPMENT COSTS:    Software development costs are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. At each balance sheet date, the Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product which is determined by future undiscounted net cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. Software development costs are amortized using the straight-line method over its estimated useful life, which ranges from three to ten years.

The Company also develops software that is used internally. These software development costs are capitalized in accordance with GAAP. Internal-use software development costs are capitalized once: (1) the preliminary project stage is completed, (2) management authorizes and commits to funding a computer software project, and (3) it is probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting the qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Internal-use software development costs are amortized using the straight-line method over its estimated useful life which ranges from three to ten years. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software product.

CONTRACT ACQUISITION COSTS:    The Company capitalizes contract acquisition costs related to signing or renewing long-term contracts and costs related to cash payments for rights to provide processing services. The Company capitalizes internal conversion costs in accordance with GAAP. All costs incurred prior to a signed agreement are expensed as incurred.

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

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values.

Equity investment goodwill, which is not reported as goodwill in the Company’s Consolidated Balance Sheet, but is reported as a component of the equity investment, was $51.4 million as of December 31, 2014.

OTHER INTANGIBLE ASSETS:    Identifiable intangible assets relate primarily to customer relationships, databases, channel relationships, covenants-not-to-compete, trade names and trade associations resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from three to ten years. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with GAAP. Amortization expenses are charged to selling, general and administrative expenses in the Company’s Consolidated Statements of Income.

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

CARDHOLDERS’ RESERVE:    The Company is exposed to losses due to cardholder fraud, payment defaults and other forms of cardholder activity as well as losses due to non-performance of third parties who receive cardholder funds for transmittal to the Issuing Banks (banks that issue MasterCard International or Visa USA,Inc.

branded cards to customers). The Company establishes a reserve for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods and services. These reserves are established based upon historical loss and recovery rates and cardholder activity for which specific losses can be identified. The cardholders’ reserve was approximately $6.3 million as of December 31, 2014. The provision for cardholder losses is included in cost of services in the Consolidated Statements of Income. The Company regularly updates its reserve estimate as new facts become known and events occur that may impact the settlement or recovery of losses.

PROVISION FOR MERCHANT LOSSES:    The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a provision against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss provision was established using historical loss rates, applied to recent bankcard processing volume. As of December 31, 2014, the Company had a merchant loss provision in the amount of $1.1 million.

REDEEMABLE NONCONTROLLING INTEREST:    In connection with the acquisition of Central Payment Co., LLC (CPAY), the Company is party to call and put arrangements with respect to the membership units that represent the remaining noncontrolling interest of CPAY. The call arrangement is exercisable by TSYS and the put arrangement is exercisable by the seller. The put arrangement is outside the control of the Company by requiring the Company to purchase the seller’s entire equity interest in CPAY at a put price at fair market value. The put arrangement is recorded on the balance sheet and is classified as redeemable noncontrolling interest outside of permanent equity.

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

Revenue is recognized as the services are performed, primarily measured on a per unit basis. Processing contracts generally range from three to ten years in length. When providing payment processing services, the Company frequently enters into customer arrangements to provide multiple services that may also include conversion or implementation services, business process outsourcing services such as call center services, web-based services, and other payment processing-related services. Revenue for these services is generally recognized as they are performed on a per unit basis each month or ratably over the term of the contract.

The Company’s Merchant Services revenues are partially derived from relationships with thousands of individual merchants. Additionally, part of the revenues are derived from long-term processing contracts with large financial institutions, other merchant acquirers and merchant organizations which generally range from three to eight years and provide for penalties for early termination. Merchant services revenue is generated primarily from processing all payment forms including credit, debit, electronic benefits transfer and check truncation for merchants of all sizes across a wide array of retail market segments. The products and services offered include authorization and capture of electronic transactions, clearing and settlement of electronic transactions, information reporting services related to electronic transactions, merchant billing services, and point-of-sale terminal services. Revenue is recognized for merchant services as those services are performed, primarily measured on a per unit basis. When providing merchant processing services, the Company frequently enters into customer arrangements to provide multiple services that may also include conversion or implementation services, business process outsourcing services such as call center services, terminal services, and other merchant processing-related services. Revenue for these services is generally recognized as they are performed on a per unit basis each month or ratably over the term of the contract. Revenues on point-of-sale terminal equipment are recognized upon the transfer of ownership and shipment of product.

When a sale involves multiple deliverables, revenue recognition is affected by the determination of the number of deliverables in an arrangement, whether those deliverables may be separated into multiple units of accounting, and the valuation of each unit of accounting which affects the amount of revenue allocated to each unit. Pursuant to ASC 605, the Company uses vendor-specific objective evidence of selling price (VSOE) when it exists to determine the amount of revenue to allocate to each unit of accounting. The Company establishes VSOE of selling price using the price charged when the same service is sold separately (on a standalone basis). In certain situations, the Company does not have sufficient VSOE. In these situations, TSYS considered whether sufficient third party evidence (TPE) of selling price existed for the Company’s services. However, the Company typically is not able to determine TPE and has not used this measure of selling price due to the unique and proprietary nature of some of its services and the inability to reliably verify relevant standalone competitor prices. When there is insufficient evidence of VSOE and TPE, the Company has made its best estimate of the standalone selling price (ESP) of that service for purposes of allocating revenue to each unit of accounting. When determining ESP, TSYS uses limited standalone sales data that do not meet the Company’s criteria to establish VSOE, management pricing strategies, residual selling price data when VSOE exists for a group of elements, the cost of providing the services and the related margin objectives. Consideration is also given to geographies in which the services are sold or delivered, customer classifications, and market conditions including competitor pricing strategies and benchmarking studies. Revenue is recognized when the revenue recognition criteria for each unit of accounting have been met.

As business and service offerings change in the future, the determination of the number of deliverables in an arrangement and related units of accounting and the future pricing practices may result in changes in the estimates of VSOE and ESP, which may change the ratio of fees allocated to each service or unit of accounting in a given customer arrangement. There were no material changes or impact to revenue in revenue recognition for current contract arrangements in the year ended December 31, 2014 due to any changes in the determination of the number of deliverables in an arrangement, units of accounting, or estimates of VSOE or ESP.

In many situations, the Company enters into arrangements with customers to provide conversion or implementation services in addition to processing services where the conversion or implementation services do not have standalone value. For these arrangements, conversion or implementation services that do not have standalone value, are recognized over the expected customer relationship (contract term) as the related processing services are performed.

The Company’s other services generally have standalone value and constitute separate units of accounting for revenue recognition purposes. Customer arrangements entered into prior to 2011 (prior to the adoption of Accounting Standard Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements,” an update to ASC Topic 605, “Revenue Recognition,” and formerly known as EITF 08-1, “Revenue Arrangements with Multiple Deliverables”) often included services for which sufficient objective and reliable evidence of fair value did not exist. In these situations, the deliverables were combined and recognized as a single unit of accounting based on the proportional performance for the combined unit. For pre-2011 arrangements that have not expired, have not been materially modified or amended, or terminated, the Company continues to recognize revenue in accordance with these policies in the accompanying financial statements. Beginning in 2011, services in new or materially modified arrangements of this nature were divided into separate units of accounting and revenue is now allocated to each unit of accounting based on the relative selling price method as disclosed above. As the services in the pre-2011 arrangements are generally delivered over the same term with consistent patterns of performance, there is no difference in the timing or pattern of revenue recognition for each group of arrangements (pre-2011 arrangements and those new or materially modified thereafter).

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

•

Customer Service and Maintenance-Cardholders are typically charged fees for balance inquiries made through NetSpend’s call centers. Cardholders are also charged a monthly maintenance fee after a specified period of inactivity.

•

Additional Products and Services-Cardholders are charged fees associated with additional products and services offered in connection with certain GPR cards, including the use of overdraft features, a variety of bill payment options, custom card designs and card-to-card transfers of funds initiated through the call centers.

•	Other-Cardholders are charged fees in connection with the acquisition and reloading of the GPR cards at retailers and the Company receives a portion of these amounts in some cases.

Revenue resulting from the service fees charged to the cardholders described above is recognized when the fees are charged because the earnings process is substantially complete, except for revenue resulting from the initial activation of cards and annual subscription fees. Revenue resulting from the initial activation of cards is recognized ratably, net of commissions paid to distributors, over the average account life, which is approximately six months for GPR cards. Revenue resulting from annual subscription fees is recognized ratably over the annual period to which the fees relate.

Revenues also include fees charged in connection with program management and processing services the Company provides for private-label programs. Revenue resulting from these fees is recognized when the Company has fulfilled its obligations under the underlying service agreements.

NetSpend earns revenues from a portion of the interchange fees remitted by merchants when cardholders make purchases using their GPR cards. Subject to applicable law, interchange fees are fixed by the card associations and network organizations (Networks). Interchange revenues are recognized net of sponsorship, licensing and processing fees charged by the Networks for services they provide in processing purchase transactions routed through them. Interchange revenue is recognized during the period that the purchase transactions occur. Also included in interchange revenue are fees earned from branding agreements with the Networks.

In regards to taxes assessed by a governmental authority imposed directly on a revenue producing transaction, the Company reports its revenues on a net basis.

REIMBURSABLE ITEMS:    Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company’s clients. These expenses consist primarily of postage, access fees and third party software.

SHARE-BASED COMPENSATION:    GAAP establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. A public entity must measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

The Company recognizes compensation costs for the nonvested portion of outstanding share-based compensation granted in the form of stock options based on the grant-date fair value of those awards calculated under the provisions of GAAP. Share-based compensation expenses include the impact of expensing the fair value of stock options, as well as expenses associated with nonvested shares.

The Company estimates forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by the Company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period the change in estimate occurred. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and a forfeiture rate for other TSYS share-based awards. Currently, TSYS estimates a forfeiture rate in the range of 0% to 10%.

The Company has issued its vested awards to directors and nonvested awards to certain employees. The market value of the common stock at the date of issuance is recognized as compensation expense immediately for vested awards and over the vesting period of the nonvested awards. For nonvested award grants that have pro rata vesting, the Company recognizes compensation expense using the straight-line method over the vesting period of the award.

LEASES:    The Company is obligated under noncancelable leases for computer equipment and facilities. As these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. A lease is an agreement conveying the right to use property, plant or equipment (land and/or depreciable assets) usually for a stated period of time. For purposes of applying the accounting and reporting standards, leases are classified from the standpoint of the lessee as capital or operating leases.

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

ADVERTISING:    Advertising costs are expensed as incurred or the first time the advertising takes place except for direct-response advertising and television advertising production costs. Direct-response advertising consists of commission paid to affiliate marketers for the new funded customer accounts generated by them. Direct-response advertising costs are capitalized and amortized over the average life of the new accounts, which is approximately one year. Television advertising production costs consist of the costs of developing and filming television ads. Television advertising production costs are capitalized when the production services are received and expensed in the period when the advertising first takes place. Advertising expense for 2014, 2013 and 2012 was $5.7 million, $1.3 million and $1.0 million, respectively.

INCOME TAXES:    Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS and its affiliated subsidiaries. A consolidated U.S. federal income tax return is filed for TSYS and its majority- owned U.S. subsidiaries. Additionally, income tax returns are also filed in states where TSYS and its subsidiaries have filing obligations and in foreign jurisdictions where TSYS has a foreign affiliate.

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

NONCONTROLLING INTEREST:    Noncontrolling interest in earnings of subsidiaries represents the minority shareholders’ share of the net income or loss of TSYS Managed Services EMEA Ltd. (TSYS Managed Services) and CPAY. The noncontrolling interest in the Consolidated Balance Sheet reflects the original investment by these shareholders in TSYS Managed Services and CPAY, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of TSYS Managed Services and CPAY. TSYS has adopted the accounting policy to recognize gains or losses on equity transactions of a subsidiary as a capital transaction.

EARNINGS PER SHARE:    Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are “participating securities” as defined by GAAP, and therefore should be included in EPS using the two-class method.

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

RECLASSIFICATIONS:    Certain reclassifications have been made to the 2013 and 2012 financial statements to conform to the presentation adopted in 2014.

Note 2	Discontinued Operations

In accordance with GAAP, the Company determined its Japan-based businesses became discontinued operations in the first quarter of 2014.

The Company sold all of its stock of GP Network Corporation (GP Net) (representing 54% ownership of the company) and all of its stock of TSYS Japan Godo Kaisha (TSYS Japan) (representing 100% ownership of the company) in April 2014. Both entities were part of the International Services segment. The sale of the Company’s stock in both of its operations in Japan was the result of management’s decision during the first quarter of 2014, to divest non-strategic businesses and focus resources on core products and services. The Company had a gain of $48.6 million, net of tax, related to the sales of its operations in Japan.

GP Net and TSYS Japan were not significant components of TSYS’ consolidated results.

The following table presents the main classes of assets and liabilities held for sale as of December 31, 2014 and 2013:

(in thousands)	2014	2013
Cash and cash equivalents	$—	30,530
Other assets	4,003	26,378
Total liabilities	4,003	10,333

The following table presents the summarized results of discontinued operations for the years ended December 31, 2014, 2013 and 2012:

(in thousands)	2014	2013	2012
Total revenues	$16,376	68,048	77,415

Income before taxes	$1	3,443	1,982

Income tax (benefit) expense	$(39)	1,388	987

Income from operating activities of discontinued operations, net of tax	$40	2,055	995

Gain on dispositions, net of tax	$48,615	—	—

Income from discontinued operations, net of tax	$48,655	2,055	995

Income from discontinued operations, net of tax, attributable to noncontrolling interest	$999	4,198	3,864

Income (loss) from discontinued operations, net of tax, attributable to TSYS common shareholders	$47,656	(2,143)	(2,869)

Interest allocated to discontinued operations[1]	$—	281	275

1	Interest expense relates to borrowings directly for use by Japan-based operations

Note 3	Fair Value Measurement

GAAP requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant level of inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is as follows:

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

As of December 31, 2014, the Company had recorded goodwill in the amount of $1.5 billion. The Company performed its annual impairment test of its goodwill balances as of May 31, 2014, and this test did not indicate any impairment. The fair value of the RUs substantially exceeds the carrying value. Refer to Note 7 for more information regarding goodwill.

The fair value of the Company’s long-term debt and obligations under capital leases is not significantly different from its carrying value.

Note 4	Relationships with Affiliated Companies

During December 2014, TSYS Managed Services obtained a £900,000, or approximately $1.4 million, pound-denominated term loan bearing interest at a rate of LIBOR plus two percent. The loan matures in December 2017, and has monthly interest payments. The lender in this transaction is Merchants Limited, who has a noncontrolling interest in TSYS Managed Services. Refer to Note 13 for more information regarding this loan.

The Company provides electronic payment processing and other services to the Company’s equity investments, TSYS de México and CUP Data.

The foregoing related party arrangements and services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with TSYS de México and CUP Data.

The Company had the following balances with related parties as of December 31, 2014 and 2013:

(in thousands)	2014	2013
Accounts receivable	$19	7
Account payable	12	12

The table below details revenues derived from affiliated companies for the years ended December 31, 2014, 2013 and 2012:

(in thousands)	2014	2013	2012
Total revenues:
CUP Data	$232	229	172
TSYS de México	78	68	72

Total revenues	$310	297	244

Processing support fees paid to TSYS de Mexico[1]	$148	148	186

1	The Company and TSYS de México are parties to an agreement where TSYS de México provides processing support to the Company.

Note 5	Cash and Cash Equivalents

Cash and cash equivalent balances as of December 31, 2014 and 2013 are summarized as follows:

(in thousands)	2014	2013
Cash and cash equivalents in domestic accounts	$225,396	191,460
Cash and cash equivalents in foreign accounts	63,787	56,240

Total	$289,183	247,700

The Company maintains operating accounts outside the United States denominated in currencies other than the U.S. dollar. All amounts in domestic accounts are denominated in U.S. dollars.

Note 6	Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets as of December 31, 2014 and 2013 are summarized as follows:

(in thousands)	2014	2013
Prepaid expenses	$35,334	41,905
Supplies inventory	14,340	12,142
Other	49,300	41,062

Total	$98,974	95,109

Note 7	Goodwill

In 2013, the Company allocated $1.0 billion to goodwill due to the acquisition of NetSpend. In 2014, the Company adjusted the NetSpend purchase price allocation to add an additional $8.5 million for settlement of the dissenting shareholder lawsuit and adjustments to deferred taxes.

The gross amount and accumulated impairment losses of goodwill as of December 31, 2014 and 2013 are as follows:

	2014
(in thousands)	North America Services	International Services	Merchant Services	NetSpend	Consolidated
Gross amount	$70,796	31,681	415,973	1,032,959	$1,551,409
Accumulated impairment losses	(182)	(1,605)	(2,225)	—	(4,012)

Goodwill, net	$70,614	30,076	413,748	1,032,959	$1,547,397

	2013
	North America Services	International Services	Merchant Services	NetSpend	Consolidated
Gross amount	$70,796	34,201	415,973	1,024,434	$1,545,404
Accumulated impairment losses	—	—	(2,225)	—	(2,225)

Goodwill, net	$70,796	34,201	413,748	1,024,434	$1,543,179

The changes in the carrying amount of goodwill as of December 31, 2014 and 2013 are as follows:

(in thousands)	North America Services	International Services	Merchant Services	NetSpend	Consolidated
Balance as of December 31, 2012	$70,796	33,944	413,604	—	$518,344
NetSpend purchase price allocation	—	—	—	1,024,434	1,024,434
ProPay purchase price allocation	—	—	144	—	144
Currency translation adjustments	—	257	—	—	257

Balance as of December 31, 2013	$70,796	34,201	413,748	1,024,434	$1,543,179
Disposal of GP Net	(182)	(1,605)	—	—	(1,787)
NetSpend purchase price allocation	—	—	—	8,525	8,525
Currency translation adjustments	—	(2,520)	—	—	(2,520)

Balance as of December 31, 2014	$70,614	$30,076	$413,748	$1,032,959	$1,547,397

Refer to Note 24 for more information on acquisitions.

Note 8	Other Intangible Assets, net

In 2014, the changes related to other gross intangible assets were related to foreign currency translation. In 2013, TSYS allocated $401.6 million to other intangible assets due to the acquisition of NetSpend. Refer to Note 24 for more information on acquisitions.

Significant components of other intangible assets as of December 31, 2014 and 2013 are summarized as follows:

	2014
(in thousands)	Gross	Accumulated Amortization	Net
Channel relationships	$318,600	(60,079)	$258,521
Customer relationships	167,140	(87,201)	79,939
Trade name	46,480	(15,680)	30,800
Database	28,000	(8,400)	19,600
Covenants-not-to-compete	14,940	(5,551)	9,389
Trade association	10,000	(4,750)	5,250
Favorable lease	875	(267)	608

Total	$586,035	(181,928)	$404,107

	2013
(in thousands)	Gross	Accumulated Amortization	Net
Channel relationships	$318,600	(20,261)	$298,339
Customer relationships	167,871	(69,114)	98,757
Trade name	46,561	(6,527)	40,034
Database	28,000	(2,800)	25,200
Covenants-not-to-compete	14,940	(2,887)	12,053
Trade association	10,000	(3,750)	6,250
Favorable lease	875	(89)	786

Total	$586,847	(105,428)	$481,419

Amortization related to other intangible assets, which is recorded in selling, general and administrative expenses, was $77.3 million, $50.0 million and $16.6 million for 2014, 2013 and 2012, respectively.

The weighted average useful life for each component of other intangible assets, and in total, as of December 31, 2014 is as follows:

Weighted Average Amortization Period (Yrs)
Channel relationships	8.0
Customer relationships	8.2
Trade name	4.9
Database	5.0
Covenants-not-to-compete	5.3
Trade association	10.0
Favorable Lease	4.9

Total	7.6

Estimated future amortization expense of other intangible assets as of December 31, 2014 for the next five years is:

(in thousands)
2015	$75,770
2016	75,213
2017	74,823
2018	60,166
2019	47,870

Note 9	Computer Software, net

Computer software as of December 31, 2014 and 2013 is summarized as follows:

(in thousands)	2014	2013
Licensed computer software	$435,701	393,947
Software development costs	376,026	337,993
Acquisition technology intangibles	167,687	168,336

Total computer software	979,414	900,276

Less accumulated amortization:
Licensed computer software	243,866	207,496
Software development costs	275,512	254,046
Acquisition technology intangibles	93,888	74,854

Total accumulated amortization	613,266	536,396

Computer software, net	$366,148	363,880

The Company allocated approximately $78.7 million to acquisition technology intangibles during 2013 due to the acquisition of NetSpend. Refer to Note 24 for more information on this acquisition.

Amortization expense includes amounts for computer software acquired under capital lease. The Company had the following amortization expense related to computer software for the years ended December 31, 2014, 2013 and 2012:

(in thousands)	2014	2013	2012
Amortization expense related to:
Licensed computer software costs	$36,775	33,511	33,393
Software development costs	25,248	21,430	23,044
Acquisition technology intangibles	19,683	15,855	9,712

The company held the following computer software under capital lease as of as of December 31, 2014 and 2013:

	2014
(in thousands)	Gross	Accumulated Amortization	Net
Licensed computer software	$17,156	(4,816)	$12,340

	2013
(in thousands)	Gross	Accumulated Amortization	Net
Licensed computer software	$13,175	(2,031)	$11,144

The weighted average useful life for each component of computer software, and in total, as of December 31, 2014, is as follows:

Weighted Average Amortization Period (Yrs)
Licensed computer software	5.2
Software development costs	5.8
Acquisition technology intangibles	6.8

Total	5.7

Estimated future amortization expense of licensed computer software, software development costs and acquisition technology intangibles as of December 31, 2014 for the next five years is:

(in thousands)	Licensed Computer Software	Software Development Costs	Acquisition Technology Intangibles
2015	$41,956	25,334	16,670
2016	31,960	18,919	15,202
2017	21,326	13,770	13,718
2018	11,017	7,689	11,243
2019	6,097	1,568	11,243

Note 10	Property and Equipment, net

Property and equipment balances as of December 31, 2014 and 2013 are as follows:

(in thousands)	2014	2013
Computer and other equipment	$317,862	261,937
Buildings and improvements	243,211	241,675
Furniture and other equipment	135,741	129,799
Land	16,763	17,021
Other	204	989

Total property and equipment	713,781	651,421
Less accumulated depreciation and amortization	423,196	391,453

Property and equipment, net	$290,585	259,968

Depreciation and amortization expense includes amounts for computer equipment, furniture, and other equipment acquired under capital lease. Depreciation and amortization expense related to property and equipment was $53.5 million, $45.5 million and $43.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.

The company held the following property and equipment under capital lease as of December 31, 2014 and 2013:

	2014
(in thousands)	Gross	Accumulated Amortization	Net
Computer and other equipment	$38,193	(29,816)	$8,377
Furniture and other equipment	5,374	(1,666)	3,708

Total	$43,567	(31,482)	$12,085

	2013
(in thousands)	Gross	Accumulated Amortization	Net
Computer and other equipment	$35,335	(22,101)	$13,234
Furniture and other equipment	2,382	(931)	1,451

Total	$37,717	(23,032)	$14,685

Note 11	Contract Acquisition Costs, net

Significant components of contract acquisition costs as of December 31, 2014 and 2013 are summarized as follows:

(in thousands)	2014	2013
Conversion costs, net	$159,339	112,177
Payments for processing rights, net	76,966	72,651

Total	$236,305	184,828

Amortization expense related to contract acquisition cost for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in thousands)	2014	2013	2012
Amortization expense related to:
Conversion costs	$17,816	19,515	24,014
Payments for processing rights	16,209	13,099	13,290

The weighted average useful life for each component of contract acquisition costs, and in total, as of December 31, 2014 is as follows:

Weighted Average Amortization Period (Yrs)
Payments for processing rights	14.5
Conversion costs	12.3

Total	13.4

Estimated future amortization expense of conversion costs and payments for processing rights as of December 31, 2014 for the next five years is:

(in thousands)	Conversion Costs	Payments for Processing Rights
2015	$30,060	16,897
2016	28,598	13,797
2017	26,210	11,691
2018	23,687	10,229
2019	20,715	8,322

Note 12	Equity Investments

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

TSYS’ equity in income of equity investments (net of tax) for the years ended December 31, 2014, 2013 and 2012 was $17.6 million, $13.0 million and $10.2 million, respectively.

A summary of TSYS’ equity investments as of December 31, 2014 and 2013 is as follows:

(in thousands)	2014	2013
CUP Data	$92,738	86,549
TSYS de México	7,730	7,584

Total	$100,468	94,133

Note 13	Long-term Borrowings and Capital Lease Obligations

Long-term debt as of December 31, 2014 and 2013 consists of:

(in thousands)	2014	2013
$550,000,000 2.375% Senior Notes due June 1, 2018 (5 year tranche), net of discount	$549,889	549,858
$550,000,000 3.75% Senior Notes due June 1, 2023 (10 year tranche), net of discount	546,379	546,027
LIBOR + 1.125%, unsecured term loan, due April 8, 2018, with quarterly principal and interest payments	185,000	195,000
LIBOR + 1.125%, unsecured term loan, due September 10, 2017, with quarterly principal and interest payments	131,250	138,750
1.50% note payable, due September 30, 2016, with monthly interest and principal payments	11,886	—
1.50% note payable, due December 31, 2015, with monthly interest and principal payments	10,075	20,000
1.50% note payable, due January 31, 2016, with monthly interest and principal payments	4,332	8,269
1.50% note payable, due July 31, 2015, with monthly interest and principal payments	1,709	4,604
LIBOR + 2.0%, unsecured term loan, due December 7, 2017, with monthly interest payments and principal paid at maturity	1,396	—

Total debt	1,441,916	1,462,508
Less current portion	43,784	34,257

Noncurrent portion of long-term debt	$1,398,132	1,428,251

During December 2014, TSYS Managed Services obtained a £900,000, or approximately $1.4 million, pound-denominated term loan bearing interest at a rate of LIBOR plus two percent. The loan matures in December 2017, and has monthly interest payments. The lender in this transaction is Merchants Limited, who has a noncontrolling interest in TSYS Managed Services. The balance as of December 31, 2014 was $1.4 million.

In September 2014, the Company entered into a $13.6 million financing agreement for perpetual software licenses. The balance as of December 31, 2014 was $11.9 million.

In December 2013, the Company entered into a $20.0 million financing arrangement to purchase additional software licenses. The balance as of December 31, 2014, was $10.1 million.

In February 2013, the Company and its wholly-owned merger subsidiary entered into an Agreement and Plan of Merger (as amended on May 29, 2013, the “Merger Agreement”) with NetSpend, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, the merger subsidiary merged with and into NetSpend on July 1, 2013, with NetSpend continuing as the surviving corporation and as a wholly-owned subsidiary of TSYS (the “Merger”). Refer to Note 24 for more information about the acquisition.

TSYS also acquired additional mainframe software licenses to increase capacity in 2012. The Company entered into an $8.6 million and an $11.9 million financing agreement in June and December of 2012, respectively, to purchase these additional software licenses. The balances as of December 31, 2014 were $1.7 million and $4.3 million, respectively.

In addition, TSYS maintains an unsecured credit agreement with Columbus Bank and Trust. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2014, 2013 or 2012.

Acquisition-Related Borrowings

In April 2013, the Company entered into a Credit Agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Syndication Agent, Regions Bank and U.S. Bank National Association, as Documentation Agents, and other lenders party thereto, with J.P. Morgan Securities LLC, The Bank of Tokyo Mitsubishi UFJ, Ltd., Regions Capital Markets, and U.S. Bank National Association as joint lead arrangers and joint bookrunners. The Credit Agreement provides for a five-year term loan to the Company in the amount of $200.0 million (the “Term Loan”) and bears interest at LIBOR plus 1.125%, which are subject to adjustment based on changes in the Company’s credit ratings, with margins ranging from 1.00% to 1.75%. As of December 31, 2014, the outstanding balance on the Credit Agreement was $185.0 million.

Concurrently with entering into the Merger Agreement, TSYS obtained commitments for a $1.2 billion 364-day bridge term loan facility from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and The Bank of Tokyo-Mitsubishi UFJ, Ltd. Thereafter, JPMorgan Chase Bank, N.A. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. assigned portions of their commitments to other bridge facility lenders. The Company paid fees in 2013 associated with the bridge term loan of approximately $5.9 million. The total commitments under the bridge term loan facility were eliminated in May 2013 after the issuance of the Notes described below.

In May 2013, the Company closed its issuance (the “Transaction”) of $550.0 million aggregate principal amount of 2.375% Senior Notes due 2018 and $550.0 million aggregate principal amount of 3.750% Senior Notes due 2023 (collectively, the “Notes”) pursuant to an Underwriting Agreement with J.P. Morgan Securities LLC, as representative of certain underwriters (the “Underwriters”), whereby the Company agreed to sell and the Underwriters agreed to purchase the Notes from the Company, subject to and upon the terms and conditions set forth in the Underwriting Agreement. The interest on the Notes are payable semiannually. The Company paid fees in 2013 associated with the issuance of these Notes of approximately $8.9 million and recorded discounts of approximately $4.3 million that are being amortized over the life of the Notes. The Company used the net proceeds of the Transaction to pay a portion of the $1.4 billion purchase price of the Company’s acquisition of NetSpend and related fees and expenses. The Notes were issued pursuant to an Indenture dated as of May 22, 2013 between the Company and Wells Fargo Bank, National Association, as trustee. The Company received a rating from Moody’s of Baa3 and a rating from Standard & Poor’s of BBB+ in connection with the Senior Notes at the time of issuance.

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

Amendment to Existing Credit Agreement

In September 2012, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Regions Bank and U.S. Bank National Association, as Syndication Agents, and the other lenders named therein, with J.P. Morgan Securities LLC, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Regions Capital Markets and U.S. Bank National Association, as joint lead arrangers and joint bookrunners (the “Existing Credit Agreement”). The Existing Credit Agreement provides for a $350.0 million five-year unsecured revolving credit facility (which may be increased by up to an additional $350.0 million under certain circumstances) and includes a $50.0 million subfacility for the issuance of standby letters of credit and a $50.0 million subfacility for swingline loans. The Existing Credit Agreement also provides for a $150 million five-year unsecured term loan, which was fully funded on the closing of the Existing Credit Agreement. As of December 31, 2014, the outstanding balance on the Existing Credit Agreement was $131.3 million.

In April 2013, the Company entered into the First Amendment to the Existing Credit Agreement (the “Revolver”) in order to conform certain provisions of the Existing Credit Agreement to the Credit Agreement for the Term Loan. On July 1, 2013, an additional $100.0 million was used as funding in the NetSpend Merger. As of December 31, 2014, there was no outstanding balance on the Revolver.

The Credit Agreement for the aforementioned loan provided for a $168.0 million unsecured five year term loan to the Company and a $252.0 million five year unsecured revolving credit facility. The principal balance of loans outstanding under the credit facility bears interest at a rate of LIBOR plus an applicable margin of 0.60%. The applicable margin could vary within a range from 0.27% to 0.725% depending on changes in the Company’s corporate credit rating. Interest was paid on the last date of each interest period; however, if the period exceeded three months, interest was paid every three months after the beginning of such interest period. In addition, the Company paid each lender a fee in respect of the amount of such lender’s commitment under the revolving credit facility (regardless of usage), ranging from 0.08% to 0.15% (currently 0.10%) depending on the Company’s corporate credit rating.

The Company was not required to make any scheduled principal payments other than payment of the entire outstanding balance on December 21, 2012. The Company was able to prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders’ customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement included covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2014.

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2014 are summarized as follows:

(in thousands)
2015	$43,784
2016	35,468
2017	126,396
2018	690,000
2019	—

Capital lease obligations as of December 31, 2014 and 2013 consist of:

(in thousands)	2014	2013
Capital lease obligations	$14,101	30,162
Less current portion	7,127	22,662

Noncurrent portion of capital leases	$6,974	7,500

The future minimum lease payments under capital leases as of December 31, 2014 are summarized as follows:

(in thousands)
2015	$7,355
2016	3,554
2017	2,627
2018	987
2019	63

Total minimum lease payments	14,586
Less amount representing interest	485

Principal minimum lease payments	$14,101

Note 14	Other Current Liabilities

Significant components of other current liabilities as of December 31, 2014 and 2013 are summarized as follows:

(in thousands)	2014	2013
Deferred revenues	$41,773	36,408
Accrued expenses	23,617	23,265
Dividends payable	19,006	19,508
Dissenting shareholder liability[1]	—	25,723
Other	70,409	54,266

Total	$154,805	159,170

[1]	Refer to Note 24 on acquisitions for additional information.

Note 15	Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the Consolidated Statements of Income were as follows:

	Years Ended December 31,
(in thousands)	2014	2013	2012
Current income tax expense:
Federal	$126,203	74,327	102,953
State	5,161	2,949	2,572
Foreign	7,694	6,822	8,450

Total current income tax expense	139,058	84,098	113,975

Deferred income tax expense (benefit):
Federal	(3,623)	27,447	1,395
State	(2,039)	(55)	411
Foreign	(3,635)	(509)	(1,665)

Total deferred income tax expense	(9,297)	26,883	141

Total income tax expense	$129,761	110,981	114,116

	Years Ended December 31,
(in thousands)	2014	2013	2012
Components of income before income tax expense:
Domestic	$369,888	328,052	319,709
Foreign	23,041	24,424	33,164

Total income before income tax expense	$392,929	352,476	352,873

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, noncontrolling interest and equity in income of equity investments as a result of the following:

	Years Ended December 31,
(in thousands)	2014	2013	2012
Computed “expected” income tax expense	$137,525	123,367	123,505
Increase (decrease) in income tax expense resulting from:
International tax rate differential and equity income	6,541	1,870	1,870
State income tax expense, net of federal income tax effect	4,823	3,408	2,101
Increase (decrease) in valuation allowance	(4,550)	1,715	1,239
Tax credits	(3,459)	(6,141)	(3,787)
Deduction for domestic production activities	(8,750)	(8,225)	(5,727)
Permanent differences and other, net	(2,369)	(5,013)	(5,085)

Total income tax expense	$129,761	110,981	114,116

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability as of December 31, 2014 and 2013 relate to the following:

	As of December 31,
(in thousands)	2014	2013
Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$31,978	24,079
Allowances for doubtful accounts and billing adjustments	1,328	728
Deferred revenue	31,240	20,111
Other, net	49,192	50,960

Total deferred income tax assets	113,738	95,878
Less valuation allowance for deferred income tax assets	(18,963)	(14,691)

Net deferred income tax assets	94,775	81,187

Deferred income tax liabilities:
Excess tax over financial statement depreciation	(53,527)	(45,727)
Computer software development costs	(67,703)	(55,074)
Purchase accounting adjustments	(136,701)	(168,689)
Foreign currency translation	(7,642)	(10,291)
Other, net	(18,830)	(12,003)

Total deferred income tax liabilities	(284,403)	(291,784)

Net deferred income tax liabilities	$(189,628)	(210,597)

Total net deferred tax assets (liabilities):
Current	$15,190	14,158
Noncurrent	(204,818)	(224,755)

Net deferred income tax liability	$(189,628)	(210,597)

As of December 31, 2014, TSYS had recognized deferred tax assets from net operating losses and federal and state income tax credit carryforwards of $5.9 million and $26.1 million, respectively. As of December 31, 2013, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carry forwards of $11.4 million, $1.9 million and $10.8 million, respectively.

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

Management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $19.0 million and $14.7 million as of December 31, 2014 and 2013, respectively. The increase in the valuation allowance for deferred income tax assets was $4.3 million for 2014. The increase in the valuation allowance for deferred income tax assets was $1.7 million for 2013. The increase relates to tax credits which, more likely than not, will not be realized in later years.

TSYS has adopted the permanent reinvestment exception under GAAP, with respect to future earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested. No provision for U.S. federal and state incomes taxes has been made in the consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $90.3 million as of December 31, 2014. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

TSYS is the parent of an affiliated group that files a consolidated U.S. federal income tax return and most state and foreign income tax returns on a separate entity basis. In the normal course of business, the Company is subject to examinations by these taxing authorities unless statutory examination periods lapse. TSYS is no longer subject to U.S. federal income tax examinations for years before 2011 and with few exceptions, the Company is no longer subject to income tax examinations from state and local or foreign tax authorities for years before 2005. There are currently federal income tax examinations in progress for the years 2009 through 2012 for a subsidiary which was acquired in 2013. Additionally, a number of tax examinations are in progress by the relevant state tax authorities. Although TSYS is unable to determine the ultimate outcome of these examinations, TSYS believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return. During the year ended December 31, 2014, TSYS increased its liability for prior year uncertain income tax positions as a discrete item by a net amount of approximately $4.0 million (net of the federal tax effect). The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax liabilities is as follows 1:

(in millions)	Year Ended December 31, 2014
Beginning balance	$2.7
Current activity:
Additions based on tax positions related to current year	0.9
Additions for tax positions of prior years	3.5
Reductions for tax positions of prior years	(0.4)

Net, current activity	4.0

Ending balance	$6.7

1	Unrecognized state tax liabilities are not adjusted for the federal tax impact

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the Consolidated Statements of Income. Gross accrued interest and penalties on unrecognized tax benefits totaled $0.3 million and $0.3 million as of December 31, 2014 and December 31, 2013, respectively. The total amounts of unrecognized income tax benefits as of December 31, 2014 and December 31, 2013 that, if recognized, would affect the effective tax rates are $6.5 million and $2.8 million (net of the federal benefit on state tax issues), respectively, which includes interest and penalties of $0.2 million and $0.2 million, respectively.

Note 16	Commitments and Contingencies

LEASE COMMITMENTS:     TSYS is obligated under noncancelable operating leases for computer equipment and facilities.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2014, are as follows:

(in thousands)
2015	$118,321
2016	121,745
2017	62,741
2018	27,184
2019	22,693
Thereafter	30,088

Total future minimum lease payments	$382,772

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allow the Company to continually update its computer equipment. Total rental expense under all operating leases in 2014, 2013 and 2012 was $105.2 million, $93.4 million and $95.2 million, respectively.

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

CONTINGENCIES:

Legal Proceedings — General

The Company is subject to various legal proceedings and claims and is also subject to information requests, inquiries and investigations arising out of the ordinary conduct of its business. The Company establishes reserves for litigation and similar matters when those matters present loss contingencies that TSYS determines to be both probable and reasonably estimable in accordance with GAAP. In the opinion of management, based on current knowledge and in part upon the advice of legal counsel, all matters not specifically discussed below are believed to be adequately covered by insurance, or, if not covered, the possibility of losses from such matters are believed to be remote or such matters are of such kind or involve such amounts that would not have a material adverse effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

Telexfree Matter

ProPay, Inc. (“ProPay”), a subsidiary of the Company, has been named as one of a number of defendants (including other merchant processors) in several purported class action lawsuits relating to the activities of Telexfree, Inc. and its affiliates and principals. Telexfree is a former merchant customer of ProPay. With regard to Telexfree, each purported class action lawsuit generally alleges that Telexfree engaged in an improper multi-tier marketing scheme involving voice-over Internet protocol telephone services. The plaintiffs in each of the purported class action complaints generally allege that the various merchant processor defendants, including ProPay, knowingly furthered the improper activities of Telexfree with knowledge that Telexfree did not have legitimate business operations. Telexfree filed for bankruptcy protection in Nevada. The bankruptcy was subsequently transferred to the Massachusetts Bankruptcy Court.

Specifically, ProPay has been named as one of a number of defendants (including other merchant processors) in each of the following purported class action complaints relating to Telexfree: (i) Waldermara Martin, et al. v. TelexFree, Inc., et al. (Case No. BK-S-14-12524-ABL) filed on May 3, 2014 in the United States Bankruptcy Court District of Nevada, (ii) Anthony Cellucci, et al. v. TelexFree, Inc., et. al. (Case No. 4:14-BK-40987) filed on May 15, 2014 in the United States Bankruptcy Court District of Massachusetts, (iii) Maduako C. Ferguson Sr., et al. v. Telexelectric, LLLP, et. al (Case No. 5:14-CV-00316-D) filed on June 5, 2014 in the United States District Court of North Carolina, (iv) Todd Cook v. TelexElectric LLLP et al. (Case No. 2:14-CV-00134), filed on June 24, 2014 in the United States District Court for the Northern District of Georgia, (v) Felicia Guevara v. James M. Merrill et al., CA No. 1:14-cv-22405-DPG), filed on June 27, 2014 in the United State District Court for the Southern District of Florida, (vi) Reverend Jeremiah Githere, et al. v. TelexElectric LLLP et al. (Case No. 1:14-CV-12825-GAO), filed on June 30, 2014 in the United States District Court for the District of Massachusetts , and (vii) Paulo Eduardo Ferrari et al. v. Telexfree, Inc. et al. (Case No. 14-04080), filed on August 20, 2014 in the United States Bankruptcy Court for the District of Massachusetts (together, the “Actions”). On October 21, 2014, all of the above-referenced lawsuits, with the exception of the Ferrari case, were transferred to the United States District Court for the District of Massachusetts by the Judicial Panel on Multidistrict Litigation. ProPay has not yet been served with the Ferrari complaint. The United States District Court for the District of Massachusetts has entered an order appointing lead counsel for the plaintiffs, but has not yet formally consolidated the Actions, and ProPay has not yet been required to respond to any of the complaints.

In December 2014, ProPay was also named as a defendant in another putative class action relating to TelexFree filed in the United States District Court for the Southern District of New York, , Abdelgadir v. TelexFree, Inc., et al., Case No. 14-CV-9857. The Abdelgadir complaint makes allegations that are substantially the same as those contained in the other putative class actions described above. ProPay has not been served with the Abdelgadir complaint.

ProPay has also received various subpoenas, a seizure warrant and other inquiries requesting information regarding Telexfree from (i) the Commonwealth of Massachusetts, Securities Division, (ii) United States Securities and Exchange Commission, (iii) US Immigration and Customs Enforcement, and (iv) a “Notice of Potential Claim and Demand to Preserve Evidence” from the bankruptcy Trustee of the Chapter 11 entities of Telexfree, Inc., Telexfree, LLC and Telexfree Financial, Inc. ProPay has produced documents to the above-named governmental entities and to the TelexFree bankruptcy Trustee pursuant to their requests. To date, none have taken any further action with respect to ProPay. Pursuant to the seizure warrant served by the United States Attorney’s Office for the District of Massachusetts, ProPay delivered all funds associated with Telexfree held for chargeback and other purposes by ProPay to US Immigration and Customs Enforcement.

The above proceedings and actions are preliminary in nature. While the Company and ProPay intend to vigorously defend matters arising out of the relationship of ProPay with Telexfree and believe ProPay has substantial defenses related to these purported claims, the Company currently cannot reasonably estimate losses attributable to these matters.

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

A portion of the Company’s business is conducted through distributors that provide load and reload services to cardholders at their locations. Members of the Company’s distribution and reload network collect cardholder funds and remit them by electronic transfer to the Issuing Banks for deposit in the cardholder accounts. The Company’s Issuing Banks typically receive cardholders’ funds no earlier than three business days after they are collected by the distributor. If any distributor fails to remit cardholders’ funds to the Company’s Issuing Banks, the Company typically reimburses the Issuing Banks for the shortfall created thereby. The Company manages the risk associated with this process through a formalized set of credit standards, volume limits and deposit requirements for certain distributors and by typically maintaining the right to offset any settlement shortfall against the commissions payable to the relevant distributor. To date, the Company has not experienced any significant losses associated with settlement failures and the Company had not recorded a settlement guarantee liability as of December 31, 2014. As of December 31, 2014, the Company’s estimated gross settlement exposure was $11.1 million.

GPR cardholders can incur charges in excess of the funds available in their accounts and are liable for the resulting overdrawn account balance. Although the Company generally declines authorization attempts for amounts that exceed the available balance in a cardholder’s account, the application of the Networks’ rules and regulations, the timing of the settlement of transactions and the assessment of subscription, maintenance or other fees can, among other things, result in overdrawn card accounts. The Company also provides, as a courtesy and in its discretion, certain cardholders with a “cushion” that allows them to overdraw their card accounts by up to $10. In addition, eligible cardholders may enroll in the Issuing Banks’ overdraft protection programs and fund transactions that exceed the available balance in their accounts. The Company generally provides the funds used as part of these overdraft programs (one of the Company’s issuing banks will advance the first $1.0 million on behalf of its cardholders) and is responsible to the Issuing Banks for any losses associated with any overdrawn account balances. As of December 31, 2014 and 2013, cardholders’ overdrawn account balances totaled $14.0 million and $13.8 million, respectively. As of December 31, 2014 and 2013, the Company’s reserves for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods or services was $6.3 million and $5.8 million, respectively.

The Company has not recorded a liability for guarantees or indemnities in the accompanying consolidated balance sheet since the maximum amount of potential future payments under such guarantees and indemnities is not determinable.

PRIVATE EQUITY INVESTMENTS:    On May 31, 2011, the Company entered into a limited partnership agreement in connection with its agreement to invest in an Atlanta, Georgia-based venture capital fund focused exclusively on investing in technology-enabled financial services companies. Pursuant to the limited partnership agreement, the Company has committed to invest up to $20 million in the fund so long as its ownership interest in the fund does not exceed 50%. As of December 31, 2014 and 2013, the Company’s investment balance in the fund was $9.3 million and $6.0 million, respectively. The Company recognized gains of $0.8 million, $1.0 million, and $0.9 million due to increases in fair value in the years ended December 31, 2014, 2013 and 2012, respectively.

Note 17	Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. The employee benefit plans through which TSYS provided benefits to its employees during 2014 are described as follows:

RETIREMENT SAVINGS AND STOCK PURCHASE PLANS:    TSYS maintains a single plan, the Retirement Savings Plan, which is designed to reward all team members of TSYS U.S.-based companies with a uniform employer contribution. The terms of the plan provide for the Company to match 100% of the employee contribution up to 4% of eligible compensation. The Company can make discretionary contributions up to another 4% based upon business conditions.

The Company also maintains a stock purchase plan for employees. The Company contributes 15% of employee contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock on the open market at fair market value for the benefit of participants. The Company’s contributions to the plans charged to expense for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in thousands)	2014	2013	2012
TSYS Retirement Savings Plan	$17,531	14,506	13,421
TSYS Stock Purchase Plan	1,288	1,236	1,140

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

Note 18	Equity

DIVIDENDS:    Dividends on common stock of $74.8 million were paid in 2014, compared to $56.5 million and $94.0 million in 2013 and 2012, respectively. The increase in dividends paid in 2014 compared to 2013 is due to the acceleration of payment of the fourth quarter 2012 dividend. The fourth quarter 2012 dividend payment was paid in December 2012, rather than January 2013, to allow shareholders to benefit from the lower dividend tax rate that was set to expire on December 31, 2012.

EQUITY COMPENSATION PLANS:    The following table summarizes TSYS’ equity compensation plans by category as of December 31, 2014:

(in thousands, except per share data) Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	4,892	$23.83	9,879	[1]

The Company does not have any equity compensation plans that were not approved by security holders.

1	Shares available for future grants under the Total System Services Inc. 2007 Omnibus Plan and 2012 Omnibus Plan, which could be in the form of options, nonvested awards and performance shares

Note 19	Share-Based Compensation

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

Long-Term Incentive Plans

TSYS maintains the Total System Services, Inc. 2012 Omnibus Plan, Total System Services, Inc. 2007 Omnibus Plan, Total System Services, Inc. 2002 Long-Term Incentive Plan,Total System Services, Inc. 2000 Long-Term Incentive Plan and the Amended and Restated NetSpend Holdings Inc. 2004 Equity Incentive Plan for Options and Restricted Shares Assumed by Total System Services, Inc. to advance the interests of TSYS and its shareholders through awards that give employees and directors a personal stake in TSYS’ growth, development and financial success. Awards under these plans are designed to motivate employees and directors to devote their best efforts to the business of TSYS. Awards will also help TSYS attract and retain the services of employees and directors who are in a position to make significant contributions to TSYS’ success.

The plans are administered by the Compensation Committee of the Company’s Board of Directors and enable the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards, and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS’ common stock at the time of grant. Any shares related to awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee’s permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the various plans. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the various plans may not exceed the following: Total System Services, Inc. 2012 Omnibus Plan -17 million shares; Total System Services, Inc. 2007 Omnibus Plan -5 million shares; Total System Services, Inc. 2002 Long-Term Incentive Plan -9.4 million shares; and Total System Services, Inc. 2000 Long-Term Incentive Plan -2.4 million shares. Effective February 1, 2010 and March 5, 2012, no additional awards may be made from the Total System Services, Inc. 2000 and 2002 Long-Term Incentive Plans, respectively.

Share-Based Compensation

Share-based compensation costs are classified as selling, general and administrative expenses on the Company’s statements of income and corporate administration and other expenses for segment reporting purposes. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs as these awards are typically granted to individuals not involved in capitalizable activities. For the year ended December 31, 2014, share-based compensation was $30.8 million compared to $28.9 million and $18.6 million for the same periods in 2013 and 2012, respectively.

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

The following table summarizes the number of shares granted each year:

	2014	2013	2012
Number of shares	672,724	1,667,246	310,690
Market value (in millions)	$20.6	41.3	6.7

A summary of the status of TSYS’ nonvested shares as of December 31, 2014, 2013 and 2012 and the changes during the periods are presented below:

	2014		2013		2012
Nonvested shares (in thousands, except per share data)	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	1,783	$24.19	554	$19.96	618	$16.80
Granted	673	30.67	1,667 [1]	24.75	311	21.47
Vested	(602)	23.74	(328)	19.95	(366)	15.91
Forfeited/canceled	(85)	25.47	(110)	23.82	(9)	19.85

Outstanding at end of year	1,769	$26.75	1,783	$24.19	554	$19.96

1	Includes the issuance of approximately 870,361 stock replacement awards in connection with the acquisition of NetSpend in 2013. These awards had a market value of $21.5 million. A portion of the expense associated with these options has been included as a component of the total purchase price of the NetSpend acquisition. Refer to Note 24.

As of December 31, 2014, there was approximately $30.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 2.0 years.

In 2014, TSYS authorized a total grant of 211,593 performance shares to certain key executives with a performance-based vesting schedule (2014 performance shares). These 2014 performance shares have a 2014-2016 performance period for which the Compensation Committee of the Board of Directors established two performance goals: revenues before reimbursable items and adjusted EPS and, if such goals are attained in 2016, the performance shares will vest, up to a maximum of 200% of the total grant. Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. The Company estimates the probability of achieving the goals through the performance period and expenses the award on a straight-line basis. Compensation costs related to these performance shares are expected to be recognized through the end of 2016.

On July 18, 2013, TSYS issued 225,000 shares of TSYS common stock as a performance-based retention stock award to a certain key executive with a performance-based vesting schedule through 2015. This award was forfeited in July 2014. The Company has reversed all previously recorded expense associated with this award.

On July 1, 2013, the Company issued 87,356 shares of TSYS common stock as a performance-based replacement stock award as part of the NetSpend acquisition. The performance-based stock award has a 2013-2015 performance period for which the Compensation Committee of the Board of Directors established two performance goals: compound growth in revenues of the NetSpend segment and operating income of the NetSpend segment and, if such goals are attained in 2015, the performance award will vest, up to a maximum of 100% of the total grant. The Company estimates the probability of achieving the goals through the performance period and expenses the award on a straight-line basis. Compensation costs related to the performance-based stock award are expected to be recognized until the end of 2015.

In April 2013, TSYS authorized a total grant of 237,679 performance shares to certain key executives with a performance-based vesting schedule (2013 performance shares). These 2013 performance shares have a 2013-2015 performance period for which the Compensation Committee of the Board of Directors established two performance goals: compounded growth in revenues before reimbursable items and income from continuing operations and, if such goals are attained in 2015, the performance shares will vest, up to a maximum of 200% of the total grant. Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. The Company estimates the probability of achieving the goals through the performance period and expenses the award on a straight-line basis. Compensation costs related to these performance shares are expected to be recognized until the end of 2015.

In March 2012, TSYS authorized a total grant of 241,095 performance shares to certain key executives with a performance based vesting schedule (2012 performance shares). These 2012 performance shares have a 2012-2014 performance period for which the Compensation Committee of the Board of Directors established two performance goals: compound growth in revenues before reimbursable items and income from continuing operations and, if such goals are attained in 2014, the performance shares will vest, up to a maximum of 200% of the total grant. Compensation expense for the award is measured on the grant date based on the quoted market price of TSYS common stock. On February 4, 2015, when the Committee certified performance, the performance shares vested at approximately 134% of the total grant.

As of December 31, 2014, there was approximately $10.4 million of total unrecognized compensation cost related to the 2013 and 2014 performance shares compensation arrangements. That cost is expected to be recognized until the end of 2015.

A summary of the awards authorized in each year is below:

	Total Number of Shares Awarded	Potential Number of Performance- Based Shares to be Vested
2014	211,593	211,593	(2017)
2013	563,803	325,035	(2016)
2012	241,095	458,082	(2015)

A summary of the status of TSYS’ performance-based nonvested shares as of December 31, 2014, 2013 and 2012 and changes during those periods are presented below:

	2014		2013			2012
Performance-based Nonvested shares (in thousands, except per share data)	Shares	Weighted Average Grant Date Fair Value	Shares		Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	1,049	$22.75	809		$18.76	580	$16.68
Granted	211	30.89	564	[1]	24.88	278	22.91
Vested	(258)	17.57	(324)		15.93	(37)	18.08
Forfeited/canceled	(236)	25.62	—		—	(12)	16.57

Outstanding at end of year	766	$25.86	1,049		$22.75	809	$18.76

1	Includes the issuance of approximately 87,356 stock replacement awards in connection with the acquisition of NetSpend in 2013. These awards had a market value of $2.2 million. A portion of the expense associated with these awards has been included as a component of the total purchase price of the NetSpend acquisition. Refer to Note 24.

Stock Option Awards

During 2014, 2013 and 2012, the Company granted stock options to key TSYS executive officers and non-management members of its Board of Directors. The grants to key TSYS executive officers were issued for services to be provided in the future and vest over a period of three years. The grants to the Board of Directors were fully vested on the date of grant. The average fair value of the options granted was estimated on the date of grant using the Black-Scholes-Merton option-pricing model.

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

The following table summarizes the weighted average assumptions, and the weighted average fair value of the options:

	2014	2013	2012
Number of options granted	1,046,372	1,939,796	818,090
Weighted average exercise price	$30.96	$17.42	$22.95
Risk-free interest rate	2.01%	1.31%	1.69%
Expected volatility	25.06%	26.81%	24.11%
Expected term (years)	6.5	6.0	7.9
Dividend yield	1.29%	1.64%	1.75%
Weighted average fair value	$7.66	$9.48	$5.27

A summary of TSYS’ stock option activity as of December 31, 2014, 2013 and 2012, and changes during the years ended on those dates is presented below:

	2014		2013		2012
(in thousands, except per share data)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:
Outstanding at beginning of year	5,752	$20.96	6,065	$21.27	6,082	$20.61
Granted [1]	1,046	30.96	1,940	17.42	818	22.95
Exercised	(1,850)	18.79	(2,177)	18.75	(619)	16.15
Forfeited/canceled	(56)	28.88	(76)	16.78	(216)	23.73

Outstanding at end of year	4,892	$23.83	5,752	$20.96	6,065	$21.27

Options exercisable at year-end	2,781	$22.86	3,232	$23.02	3,235	$24.12

Weighted average fair value of options granted during the year		$7.66		$9.48		$5.27

1	Includes the issuance of approximately 1.1 million stock option replacement awards in connection with the acquisition of NetSpend in 2013. These awards had a market value of $13.7 million. A portion of the expense associated with these awards has been included as a component of the total purchase price of the NetSpend acquisition. Refer to Note 24.

As of December 31, 2014 the average remaining contractual life and intrinsic value of TSYS’ outstanding and exercisable stock options were as follows:

	Outstanding	Exercisable
Average remaining contractual life (in years)	6.6	5.1
Aggregate intrinsic value (in thousands)	$49,548	30,866

Shares Issued for Options Exercised

During 2014, 2013 and 2012, employees of the Company exercised options for shares of TSYS common stock that were issued from treasury. The table below summarizes these stock option exercises by year:

(in thousands)	Options Exercised and Issued from Treasury	Intrinsic Value
2014	(1,850)	$22,883
2013	2,177	16,580
2012	619	4,243

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

As of December 31, 2014, there was approximately $5.7 million of total unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 1.2 years.

Note 20	Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value as of December 31:

(in thousands)	Number of Treasury Shares	Treasury Shares Cost
2014	17,836	$453,230
2013	15,073	326,996
2012	15,440	287,301

Stock Repurchase Plan

On April 20, 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. On May 3, 2011, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 10 million shares to up to 15 million shares of TSYS stock. On July 24, 2012, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 15 million shares to up to 20 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2014. During 2014, the Company purchased 5.2 million shares for approximately $165.3 million, at an average price of $31.79. During 2013, the Company purchased 3.1 million shares for approximately $97.6 million, at an average price of $31.48. During 2012, the Company purchased 3.2 million shares for approximately $74.6 million, at an average price of $23.31. In January 2014, the TSYS Board approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 20 million shares to up to 28 million shares of TSYS stock. With the increase, TSYS had 12.0 million shares available to be repurchased. In addition, the expiration date of the plan was extended to April 30, 2015.

On January 27, 2015, TSYS announced that its Board had approved a new stock repurchase plan to purchase up to 20 million shares of TSYS stock. The shares may be purchased from time to time at prices considered appropriate. There is no expiration date for the plan. The plan discussed in the preceding paragraph was terminated.

The following table sets forth information regarding the Company’s purchases of its common stock on a monthly basis during the three months ended December 31, 2014:

(in thousands, except per share data)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Cumulative shares Purchased as Part of Publicly announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2014	—	$—	19,693	8,307
November 2014	850	32.88	20,543	7,457
December 2014	650	33.35	21,193	6,807

Total	1,500	$33.08

Treasury Shares

In 2008, the Compensation Committee approved “share withholding for taxes” for all employee nonvested awards, and also for employee stock options under specified circumstances. The dollar amount of the income tax liability from each exercise is converted into TSYS shares and withheld at the statutory minimum. The shares are added to the treasury account and TSYS remits funds to the Internal Revenue Service to settle the tax liability. During 2014 and 2013, the Company acquired 162,489 shares for approximately $5.2 million and acquired 264,383 shares for approximately $6.3 million, respectively, as a result of share withholding for taxes.

Note 21	Other Comprehensive Income (Loss)

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

(in thousands)	Beginning Balance	Pretax amount	Tax effect	Net-of-tax	Ending Balance
As of December 31, 2011	$(2,585)	5,397	3,257	2,140	$(445)
Foreign currency translation adjustments	$(186)	4,875	1,357	3,518	$3,332
Transfer from noncontrolling interest (NCI)	28	—	—	—	28
Change in accumulated other comprehensive income (AOCI) related to postretirement healthcare plans	(287)	(2,603)	(938)	(1,665)	(1,952)

As of December 31, 2012	$(445)	2,272	419	1,853	$1,408
Foreign currency translation adjustments	$3,332	(295)	1,033	(1,328)	$2,004
Transfer from NCI	28	—	—	—	28
Gain on available for sale securities	—	2,810	1,037	1,773	1,773
Change in AOCI related to postretirement healthcare plans	(1,952)	1,926	30	1,896	(56)

As of December 31, 2013	$1,408	4,441	2,100	2,341	$3,749
Foreign currency translation adjustments	$2,004	(17,143)	(1,547)	(15,596)	$(13,592)
Transfer from NCI	28	—	—	—	28
Gain on available for sale securities	1,773	(1,058)	(390)	(668)	1,105
Change in AOCI related to postretirement healthcare plans	(56)	921	332	589	533

As of December 31, 2014	$3,749	(17,280)	(1,605)	(15,675)	$(11,926)

Consistent with its overall strategy of pursuing international investment opportunities, TSYS adopted the permanent reinvestment exception under GAAP, with respect to future earnings of certain foreign subsidiaries. Its decision to permanently reinvest foreign earnings offshore means TSYS will no longer allocate taxes to foreign currency translation adjustments associated with these foreign subsidiaries accumulated in other comprehensive income.

Note 22	Segment Reporting, including Geographic Area Data and Major Customers

TSYS provides global payment processing and other services to card-issuing and merchant acquiring institutions in the United States and internationally through online accounting and electronic payment processing systems. Corporate expenses, such as finance, legal, human resources, mergers and acquisitions and investor relations are categorized as Corporate Administration.

In the first quarter of 2014, the Company’s Japan-based entities qualified for discontinued operations treatment.

In July 2013, TSYS completed its acquisition of all the outstanding stock of NetSpend, which previously operated as a publicly traded company. NetSpend’s financial results are included in the NetSpend segment.

In December 2012, TSYS completed its acquisition of all the outstanding stock of ProPay, a privately-held payment solutions company. ProPay’s financial results are included in the Merchant Services segment.

In August 2012, TSYS completed its acquisition of 60% of CPAY, a privately held direct merchant acquirer. CPAY’s financial results are included in the Merchant Services segment. In February, 2014, the Company purchased an additional 15% equity interest in CPAY.

Refer to Note 24 for more information on acquisitions.

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

At TSYS, the chief operating decision maker (CODM) is a group consisting of Senior Executive Management and above. In the first quarter of 2014, the CODM decided that all share-based compensation costs should be included in the category “Corporate Administration and Other” for purposes of segment disclosures. All prior periods were restated to reflect this change. This change is used to evaluate performance and assess resources starting in the first quarter of 2014. The information utilized by the CODM consists of the financial statements and the main metrics monitored are revenue growth and growth in profitability.

Upon completion of the NetSpend acquisition in 2013, the CODM implemented a new metric called adjusted segment operating income in order to analyze each segment’s results of operations. This new metric consists of operating income adjusted for amortization of acquisition related intangibles and corporate administrative and other costs. All periods presented have been adjusted to reflect this new measure. Depreciation and amortization for the segments changed as a result of this new metric removing amortization associated with intangible assets from the total for the segments.

In early 2013, TSYS embarked on two corporate-wide initiatives that impact more than one operating segment. One initiative is a multi-year, multi-phase initiative that consists of enhancing TSYS’ issuing processing platforms. The other is an innovation initiative focused on enhancing existing product and service offerings through several new product concepts and ideas on how to change existing processes. The costs associated with these two new initiatives are not allocated to the operating segments, but are combined, along with the existing corporate administration, in a grouping titled “Corporate Administration and Other.” This was a change the CODM requested and was used to evaluate performance and assess resources starting in the first quarter of 2013. The following operating results by segment comparison reflects the change in segment reporting from these initiatives, including the 2012 results.

The Company believes the terms and conditions of transactions between the segments are comparable to those which could have been obtained in transactions with unaffiliated parties. TSYS’ operating segments share certain resources, such as information technology support, that TSYS allocates asymmetrically.

Years Ended December 31,
(in thousands)
Operating Segments	2014	2013	2012
Revenues before reimbursable items
North America Services	$954,082	860,645	826,750
International Services	341,785	321,484	318,730
Merchant Services	435,649	446,277	409,698
NetSpend	482,686	207,851	—
Intersegment revenues	(21,224)	(12,549)	(14,102)

Revenues before reimbursable items from external customers	$2,192,978	1,823,708	1,541,076

Total revenues
North America Services	$1,117,764	1,000,073	965,393
International Services	363,359	341,549	336,047
Merchant Services	510,120	533,050	512,580
NetSpend	482,686	207,851	—
Intersegment revenues	(27,052)	(18,218)	(20,463)

Revenues from external customers	$2,446,877	2,064,305	1,793,557

Depreciation and amortization
North America Services	$86,513	74,480	74,673
International Services	38,909	41,708	47,889
Merchant Services	14,571	12,034	12,083
NetSpend	7,509	3,121	—

Segment depreciation and amortization	147,502	131,343	134,645
Acquisition intangible amortization	96,971	65,893	26,264
Corporate Administration and Other	2,147	1,790	2,491

Total depreciation and amortization	$246,620	199,026	163,400

Adjusted segment operating income
North America Services	$351,512	321,619	295,171
International Services	55,123	42,068	27,211
Merchant Services	134,872	155,643	157,409
NetSpend	128,285	66,353	—

Total adjusted segment operating income	669,792	585,683	479,791
Acquisition intangible amortization	(96,971)	(65,893)	(26,264)
NetSpend merger and acquisition operating expenses	(3,217)	(14,220)	—
Corporate Administration and Other	(137,964)	(123,070)	(98,558)

Operating income	$431,640	382,500	354,969

As of December 31,	2014	2013
Total assets
North America Services	$3,327,160	3,215,333
International Services	356,590	417,379
Merchant Services	695,744	676,592
NetSpend	1,556,369	1,596,150
Intersegment assets	(2,202,282)	(2,218,886)

Total assets	$3,733,581	3,686,568

GEOGRAPHIC AREA DATA:    The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	As of December 31,
(in millions)	2014	2013
United States	$237.9	207.4
Europe	45.5	46.4
Other	7.2	6.2

Totals	$290.6	260.0

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT:    The following tables reconcile segment external revenue to revenues by geography for the years ended December 31:

	2014
(in millions)	North America Services	International Services	Merchant Services	NetSpend	Total	%
United States	$778.8	—	508.7	482.7	$1,770.2	72.3
Europe[1]	0.8	304.3	—	—	305.1	12.5
Canada	290.2	—	0.3	—	290.5	11.9
Mexico	16.2	—	—	—	16.2	0.7
Other[1]	16.3	47.9	0.7	—	64.9	2.7

Total	$1,102.3	352.2	509.7	482.7	$2,446.9	100.0

	2013
(in millions)	North America Services	International Services	Merchant Services	NetSpend	Total	%
United States	$712.1	—	533.9	207.9	$1,453.9	70.4
Europe[1]	0.8	293.8	—	—	294.6	14.3
Canada	243.0	—	0.2	—	243.2	11.8
Mexico	16.5	—	—	—	16.5	0.8
Other[1]	14.5	41.0	0.6	—	56.1	2.7

Total	$986.9	334.8	534.7	207.9	$2,064.3	100.0

	2012
(in millions)	North America Services	International Services	Merchant Services	NetSpend	Total	%
United States	$706.7	—	514.4	—	$1,221.1	68.1
Europe[1]	0.8	292.2	—	—	293.0	16.3
Canada	217.3	—	0.2	—	217.5	12.1
Mexico	11.7	—	—	—	11.7	0.7
Other[1]	10.5	39.3	0.5	—	50.3	2.8

Total	$947.0	331.5	515.1	—	$1,793.6	100.0

1	Revenues are impacted by movements in foreign currency exchange rates.

MAJOR CUSTOMER:    For the years ended December 31, 2014, 2013 and 2012, the Company had no major customers.

Note 23	Supplemental Cash Flow Information

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

Equipment and Software Acquired Under Capital Lease Obligations

The Company acquired computer equipment and software under capital leases in the amount of $17.9 million, $5.3 million and $8.1 million in 2014, 2013 and 2012, respectively.

Software Acquired Under Direct Financing

The Company acquired software under direct financing in the amount of $13.6 million in 2014 . The Company did not acquire any software under direct financing in 2013 and 2012. Refer to Note 13 for more information.

Note 24	Acquisitions

2014

In February 2014, the Company acquired an additional 15% equity interest in CPAY from its privately held owner for $37.5 million, which increased its equity interest in CPAY from 60% to 75%. This purchase reduced the remaining redeemable noncontrolling interest in CPAY to 25% of its total outstanding equity. The pro forma earnings from this acquisition are not material to the consolidated financial statements.

2013

On July 1, 2013, TSYS acquired all the outstanding stock of NetSpend, which previously operated as a publicly traded company and is a leading provider of GPR prepaid debit and payroll cards and related financial services to underbanked and other consumers in the U.S. The acquisition complements the Company’s existing presence in the prepaid processing space. The results of the newly acquired business are being reported by TSYS as a new operating segment titled NetSpend.

Under the terms of the Merger Agreement, TSYS acquired 100 percent ownership of NetSpend for approximately $1.4 billion, including $1.2 billion of cash to shareholders, $70.7 million of cash for payment to holders of vested stock options and awards, $58.3 million of cash for repayment of NetSpend’s revolving credit facility and $15.6 million in replacement stock options and awards. NetSpend shareholders received $16.00 in cash for each share of NetSpend common stock. There were 1.6 million NetSpend shares held by five shareholders who asserted appraisal (or dissenters’) rights with respect to their NetSpend shares, for a preliminary value of $25.7 million at $16.00 per share that were not funded at the closing of the acquisition. During 2014, TSYS paid $38.6 million to dissenting shareholders to settle the lawsuit.

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

The following table summarizes the consideration paid for NetSpend and the initially recognized amounts of the identifiable assets acquired and liabilities assumed on July 1, 2013 (the acquisition date).

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

As of December 31, 2014, goodwill related to NetSpend increased $8.5 million due to changes during the measurement period. For more information, refer to Note 7.

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

The estimated fair value of identifiable intangible assets acquired in the acquisitions and the related estimated weighted average useful lives are as follows:

(in thousands)	Fair Value	Weighted Average Useful Life (in years)
Channel relationships	$317,000	8.0
Current technology	78,711	7.0
Trade name	44,000	5.0
Database	28,000	5.0
Covenants-not-to-compete	11,500	6.0
Favorable lease	875	4.9

Total acquired identifiable intangible assets	$480,086	7.3

The fair value measurement of the identifiable intangible assets represents Level 2 and Level 3 measurements. Key assumptions include (a) cash flow projections based on market participant and internal data, (b) a discount rate of 11%, (c) a pre-tax royalty rate range of 2.5-7.0%, (d) attrition rates of 5%-40%, (e) an effective tax rate of 40%, and (f) a terminal value based on a long-term sustainable growth rate of 3%.

In connection with the acquisition, TSYS incurred $3.2 million and $14.2 million in acquisition-related costs primarily related to professional legal, finance, and accounting costs for the years ended December 31, 2014 and 2013, respectively. These costs were expensed as incurred and are included in merger and acquisition expenses on the income statement.

Pro Forma Results of Operations

The amounts of NetSpend revenue and earnings included in TSYS’ consolidated income statement for the years ended December 31, 2013 and 2012, and the pro forma revenue and earnings of the combined entity had the acquisition date been January 1, 2012 are:

	Actual		Supplemental pro forma
	Years Ended December 31,		Years Ended December 31,
(in thousands, except per share data)	2013	2012	2013	2012
Revenue	$2,064,305	1,793,557	2,286,348	2,144,654

Net income attributable to TSYS common shareholders	$244,750	244,280	239,775	193,255

Basic EPS attributable to TSYS common shareholders	$1.30	1.30	1.28	1.03

Diluted EPS attributable to TSYS common shareholders	$1.29	1.29	1.27	1.02

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

The pro forma adjustments do not reflect the following material items that result directly from the acquisition and which impacted the statement of operations following the acquisition:

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

On August 8, 2012, TSYS completed its acquisition of 60% of CPAY, a privately held direct merchant acquirer, for $66.0 million in cash. CPAY provides merchant services to small- to medium-sized merchants through an Independent Sales Agent (ISA) model, with a focus on merchants in the restaurant, personal services and retail sectors. The acquisition of CPAY expands the Company’s presence in the merchant acquiring industry and enhances the Company’s distribution model with CPAY’s strong sales agent channel. The results of operations for CPAY have been included in the Company’s results beginning August 8, 2012, and are included in the Merchant Services segment. The goodwill of $68.6 million recorded arises largely from synergies and economies of scale expected to be realized from combining the operations of TSYS and CPAY. All of the goodwill is tax deductible.

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

Of the $123.7 million in consideration paid for ProPay, $12.5 million was placed in escrow for a period of 18 months to secure certain claims that may be brought against the escrowed consideration by TSYS pursuant to the merger agreement. The 18-month period has been extended for an additional nine months in a subsequent tolling agreement between the parties. Consideration is contingent and may be returned to the Company pursuant to indemnification commitments made by the shareholders which formerly owned ProPay related to a breach of the representations and warrantees made in the merger agreement. Such indemnification commitments are recognized as a possible receivable and measured at fair value. Based upon the probability of various possible outcomes related to the indemnification commitments, TSYS has determined that the fair value of any receivable asset would be immaterial. The maximum amount of contingent consideration returnable to the Company related to certain indemnification commitments made by the Seller is $12.5 million. The maximum amount of contingent consideration returnable to the Company related to fundamental representations and warranties made by the Seller is limited to the purchase price.

Of the $66.0 million in consideration paid for CPAY, $3.3 million was placed in escrow for a period of 21 months to secure certain claims that may be brought against the escrowed consideration by TSYS pursuant to the Investment Agreement. The entire amount of the escrow was released to the Seller (as defined below) in May 2014 pursuant to the terms of the Escrow Agreement between the parties. Consideration is contingent and may be returned to the Company pursuant to indemnification commitments made by the company which formerly owned 100% of Central Payment (Seller) related to, among other things, a breach of certain representations and warranties made in the Investment Agreement, and losses arising out of any of the Excluded Liabilities as defined in the Investment Agreement. Such indemnification commitments are recognized as a possible asset receivable and measured at fair value. Based upon the probability of various possible outcomes related to the indemnification commitments, TSYS has determined that the fair value of any receivable asset would be immaterial. The maximum amount of contingent consideration returnable to the Company related to certain indemnification commitments made by the Seller is $9.9 million. The maximum amount of contingent consideration returnable to the Company related to fundamental representations and warranties made by the Seller is limited to the purchase price.

Identifiable intangible assets acquired in the acquisitions had no significant estimated residual value. These intangible assets are being amortized over their estimated useful lives of two to ten years based on the pattern of expected future economic benefit, which approximates a straight-line basis over the useful lives of the assets. The fair value of the acquired identifiable intangible assets of $76.6 million was estimated using the income approach (discounted cash flow and relief from royalty methods) and cost approach. The fair values and useful lives of the identified intangible assets were primarily determined using forecasted cash flows, which included estimates for certain assumptions such as revenues, expenses, attrition rates, and royalty rates. The estimated fair value of identifiable intangible assets acquired in the acquisitions and the related estimated weighted average useful lives are as follows:

	Fair Value (in millions)	Weighted Useful Lives (in years)
Customer relationships	$59.5	8.6
Current technology	13.0	5.0
Covenants-not-to-compete	2.9	2.8
Trade name	1.2	2.0

Total acquired identifiable intangible assets	$76.6	7.7

This fair value measurement is based on significant inputs that are both observable (Level 2) and non-observable (Level 3) in the market. Key assumptions in the ProPay acquisition include (a) cash flow projections based on market participant and internal data, (b) a discount rate of 14.0% for the overall Company and a discount rate of 14.5% for the intangible assets, (c) a pre-tax royalty rate of 1.0% for trade names and technology (d) an attrition rate of 3.0%- 5.0%, (e) an effective tax rate of 39.0%, and (f) a terminal value based on a long-term sustainable growth rate of 3.0%.

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

Redeemable Noncontrolling Interest

The fair value of the noncontrolling interest in CPAY, owned by a private company, was based on the actual purchase price paid for the controlling interest in CPAY. Next, adjustments were made for lack of control and lack of marketability that market participants would consider when estimating the fair value of the noncontrolling, non-marketable interest in CPAY.

In connection with the acquisition of CPAY, the Company is party to call and put arrangements with respect to the membership units that represent the remaining noncontrolling interest of CPAY. The call arrangement is exercisable by TSYS and the put arrangement is exercisable by the Seller. The put arrangement is outside the control of the Company by requiring the Company to purchase the Seller’s entire equity interest in CPAY at a put price at fair market value. At the time of the original acquisition, the redemption of the put option was considered probable based upon the passage of time of the second anniversary date. The put arrangement is recorded on the balance sheet and is classified as redeemable noncontrolling interest outside of permanent equity.

In February 2014, the Company purchased an additional 15% equity interest in CPAY for $37.5 million, reducing its redeemable noncontrolling interest in CPAY to 25%. As a result of this transaction, the call and put arrangements for CPAY, representing 25% of its total outstanding equity interests, were extended and may now be exercised at the discretion of TSYS or the Seller on the third anniversary of the closing of the additional purchase and upon the recurrence of certain other specified events.

The put option is not currently redeemable, but redemption is considered probable based upon the passage of time of the third anniversary date of the 2014 purchase of additional equity. As such, the Company has adopted the accounting policy to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date, which the Company believes to be in 2017. If the put option was redeemable as of December 31, 2014, the redemption value was estimated to be approximately $22.5 million. The Company did not accrete any changes to the redemption value as the balance as of December 31, 2014 exceeded the accretion fair value amount.

Pro forma Results of Operations

The pro forma revenue and earnings of TSYS’ acquisitions other than NetSpend are not material to the consolidated financial statements.

Note 25	Collaborative Arrangement

TSYS has a 45% ownership interest in an enterprise jointly owned with two other entities which operates aircraft for the owners’ internal use. The arrangement allows each entity access to the aircraft and each entity pays for its usage of the aircraft. Each quarter, the net operating results of the enterprise are shared among the owners based on their respective ownership percentage.

TSYS records its usage of the aircraft and its share of net operating results of the enterprise in selling, general and administrative expenses.

Note 26	Earnings Per Share

The following table illustrates basic and diluted EPS under the guidance of GAAP for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
(in thousands, except per share data)	Common Stock	Participating Securities	Common Stock	Participating Securities	Common Stock	Participating Securities
Basic EPS:
Net income	$322,872		$244,750		$244,280
Less income allocated to nonvested awards	(3,308)	3,308	(1,595)	1,595	(800)	800

Net income allocated to common stock for EPS calculation(a)	$319,564	3,308	$243,155	1,595	$243,480	800

Average common shares outstanding(b)	184,297	1,925	187,145	1,246	187,403	627

Basic EPS(a)/(b)	$1.73	1.72	$1.30	1.28	$1.30	1.28

Diluted EPS:
Net income	$322,872		$244,750		$244,280
Less income allocated to nonvested awards	(3,288)	3,288	(1,585)	1,585	(796)	796

Net income allocated to common stock for EPS calculation(c)	$319,584	3,288	$243,165	1,585	$243,484	796

Average common shares outstanding	184,297	1,925	187,145	1,246	187,403	627
Increase due to assumed issuance of shares related to common equivalent shares outstanding	1,459		1,648		1,262

Average common and common equivalent shares outstanding(d)	185,756	1,925	188,793	1,246	188,665	627

Diluted EPS(c)/(d)	$1.72	1.71	$1.29	1.27	$1.29	1.27

The diluted EPS calculation excludes stock options and nonvested awards that are convertible into 1.1 million, 2.9 million and 3.6 million common shares for the years ended December 31, 2014, 2013 and 2012, respectively, because their inclusion would have been anti-dilutive.

Note 27	Subsequent Events

In the first quarter of 2015, TSYS completed the conversion of Bank of America’s consumer card portfolio from its in-house processing system to TSYS’ processing system.

Management performed an evaluation of the Company’s activity as of the date these audited financial statements were issued, and has concluded that, other than as set forth above, there are no additional significant subsequent events requiring disclosure.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the years in the three-year period ended December 31, 2014. We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Atlanta, Georgia

February 25, 2015

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework 2013.

Based on our assessment, management believes that, as of December 31, 2014, the Company’s internal control over financial reporting is effective based on those criteria.

KPMG LLP, the independent registered public accounting firm who audited the Company’s consolidated financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2014 that appears on the preceding page.

M. Troy Woods President & Chief Executive Officer	Paul M. Todd Senior Executive Vice President & Chief Financial Officer

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 18, 2015, there were 21,713 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The 2014 fourth quarter dividend of $0.10 per share was declared on December 2, 2014, and was paid January 2, 2015, to shareholders of record on December 19, 2014. The 2013 fourth quarter dividend of $0.10 per share was declared on December 3, 2013, and was paid December 26, 2013, to shareholders of record on December 17, 2013. Total dividends declared in 2014 and in 2013 amounted to $74.8 million and $75.8 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2014 and 2013.

(in thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2014	Revenues	$592,848	602,036	616,891	635,104
	Operating income	80,697	98,763	129,407	122,773
	Net income attributable to TSYS common shareholders	49,303	109,904	83,805	79,860
	Basic earnings per share attributable to TSYS common shareholders	0.26	0.59	0.45	0.43
	Diluted earnings per share attributable to TSYS common shareholders	0.26	0.58	0.45	0.43
	Cash dividends declared	0.10	0.10	0.10	0.10
	Stock prices:
	High	33.28	32.70	32.41	34.41
	Low	28.71	28.70	30.63	28.83
	Close	30.41	31.41	30.96	33.96

2013	Revenues	$448,791	461,860	570,551	583,103
	Operating income	74,520	94,642	104,479	108,858
	Net income attributable to TSYS common shareholders	57,029	57,716	64,350	65,655
	Basic earnings per share attributable to TSYS common shareholders	0.31	0.31	0.34	0.35
	Diluted earnings per share attributable to TSYS common shareholders	0.30	0.31	0.34	0.34
	Cash dividends declared	0.10	0.10	0.10	0.10
	Stock prices:
	High	24.78	24.94	29.93	33.30
	Low	21.97	22.62	24.65	28.49
	Close	24.78	24.48	29.42	33.28

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor’s 500 Index and the Standard & Poor’s Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2009 and reinvestment of all dividends).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among TSYS, the S&P 500 Index, and the S&P Systems Software Index

	2009	2010	2011	2012	2013	2014
TSYS	$100.00	$90.74	$117.38	$130.77	$206.26	$213.18
S&P 500	$100.00	$115.06	$117.49	$136.30	$180.44	$205.14
S&P SS	$100.00	$104.80	$94.37	$108.74	$144.51	$177.76