Form 10-K, Exhibit 13
period 2015-12-31
TOTAL SYSTEM SERVICES INC
filed 2016-02-25
CIK 721683

Exhibit 13.1

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Financial Review sections of the Annual Report. The historical trends in Total System Services, Inc.’s (TSYS’ or the Company’s) results of operations and financial position over the last five years are presented below.

	Years Ended December 31,
(in thousands, except per share data)	2015	2014	2013	2012	2011
Income Statement Data:
Total revenues	$2,779,541	2,446,877	2,064,305	1,793,557	1,733,237

Operating income	$534,107	431,640	382,500	354,969	321,120

Income from continuing operations, net of tax	$367,630	280,751	254,542	248,928	218,446
Income from discontinued operations, net of tax	1,411	48,655	2,055	995	4,216

Net income	369,041	329,406	256,597	249,923	222,662
Net income attributable to noncontrolling interests	(4,997)	(6,534)	(11,847)	(5,643)	(2,103)

Net income attributable to TSYS common shareholders	$364,044	322,872	244,750	244,280	220,559

Basic earnings per share (EPS)* attributable to TSYS common shareholders:
Income from continuing operations	$1.97	1.48	1.31	1.31	1.14
Gain (loss) from discontinued operations	0.01	0.26	(0.01)	(0.02)	0.01

Net income	$1.98	1.73	1.30	1.30	1.15

Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$1.96	1.47	1.30	1.31	1.14
Gain (loss) from discontinued operations	0.01	0.25	(0.01)	(0.02)	0.01

Net income	$1.97	1.72	1.29	1.29	1.15

Cash dividends declared per share	$0.40	0.40	0.40	0.40	0.31

*	Basic and diluted EPS amounts for continuing operations and net income may not total due to rounding.

	As of December 31,
(in thousands)	2015	2014	2013	2012	2011
Balance Sheet Data:
Total assets	$3,908,300	3,733,581	3,686,568	2,023,838	1,858,392
Obligations under long-term borrowings and capital leases, excluding current portion	1,383,634	1,405,106	1,435,751	192,014	63,593

Financial Overview

TSYS’ revenues are derived from providing global payment processing services to financial and nonfinancial institutions, generally under long-term processing contracts. In addition, the Company derives revenues from providing processing services, acquiring solutions, related systems and integrated support services to merchant acquirers and merchants. The Company also derives revenues by providing general-purpose reloadable (GPR) prepaid debit cards and payroll cards and alternative financial services to underbanked and other consumers. The Company’s services are provided through the Company’s four operating segments: North America Services, International Services, Merchant Services and NetSpend.

Through the Company’s North America Services and International Services segments, TSYS processes information through its cardholder systems for financial institutions throughout the United States and internationally. The Company’s North America Services segment provides these services to clients in the United States, Canada, Mexico and the Caribbean. The Company’s International Services segment provides services to clients in Europe, India, Middle East, Africa, Asia Pacific and Brazil. The Company’s Merchant Services segment provides merchant services to merchant acquirers and merchants based primarily in the United States. The Company’s NetSpend segment provides GPR prepaid debit and payroll cards and alternative financial service solutions to underbanked and other consumers in the United States.

The following table sets forth each segment’s revenues as a percentage of the Company’s total revenues:

	Years Ended December 31,
	2015	2014	2013
North America Services	47%	45%	48%
NetSpend	21	19	10
Merchant Services	20	21	26
International Services	12	15	16

Total revenues	100%	100%	100%

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

The Financial Reform Act also created a new Consumer Financial Protection Bureau (“CFPB”) with responsibility for regulating consumer financial products and services and enforcing most federal consumer protection laws in the area of financial services, including consumer credit and the prepaid card industry. For example, the CFPB has proposed regulations regarding the prepaid industry, which, if adopted as proposed, could impose significant additional disclosure requirements, overdraft requirements, and other requirements on the prepaid card industry, including the Company’s NetSpend business, effective in 2016 or 2017. Similarly, other future actions of the CFPB may make payment card or product transactions generally less attractive to card issuers, acquirers, consumers and merchants by further regulatory disclosures, payment card practices, fees, routing and other matters with respect to credit, debit and prepaid cards, and thus negatively impact the Company’s business.

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

The Company estimates allowances for billing adjustments for potential billing discrepancies. When estimating the allowance for billing adjustments, the Company considers its overall history of billing adjustments, as well as its history with specific clients and known disputes. If the actual adjustments to clients’ billing are not consistent with the Company’s estimates, billing adjustments, which are recorded as a reduction of revenues in the Company’s Consolidated Statements of Income, may be materially different than was initially recorded. The Company’s experience and extensive data accumulated historically indicates that these estimates have proven reliable over time. The allowance for doubtful accounts and billing adjustments on the Company’s Consolidated Balance Sheet as of December 31, 2015 was $2.7 million.

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

These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, or diminished prospects for current clients. Note 11 in the Consolidated Financial Statements contains a discussion of contract acquisition costs. The net carrying value of contract acquisition costs on the Company’s Consolidated Balance Sheet as of December 31, 2015 was $247.8 million.

Software Development Costs

In evaluating software development costs for recoverability, expected cash flows are estimated by management. The Company evaluates the unamortized capitalized costs of software development as compared to the net realizable value of the software product, which is determined by expected undiscounted net operating cash flows. The amount by which the unamortized software development costs exceed the net realizable value is written off in the period that such determination is made. If the actual cash flows are not consistent with the Company’s estimates, a material write-off may result and net income may be materially different than was initially recorded. Assumptions and estimates about future cash flows and remaining useful lives of software are complex and subjective. They can be affected by a variety of factors, including industry and economic trends, changes in the Company’s business strategy and changes in the internal forecasts. Note 9 in the Consolidated Financial Statements contains a discussion of internally developed software costs. The net carrying value of internally developed software on the Company’s Consolidated Balance Sheet as of December 31, 2015 was $116.4 million.

Acquisitions – Purchase Price Allocation

TSYS’ purchase price allocation methodology requires the Company to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. TSYS estimates the fair value of assets and liabilities based upon appraised values, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Management determines the fair value of fixed assets and identifiable intangible assets such as developed technology or customer relationships, and any other significant assets or liabilities. TSYS adjusts the purchase price allocation, as necessary, up to one year after the acquisition closing date as TSYS obtains more information regarding asset valuations and liabilities assumed. Unanticipated events or circumstances may occur which could affect the accuracy of the Company’s fair value estimates, including assumptions regarding industry economic factors and business strategies, and result in an impairment or a new allocation of purchase price.

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

Goodwill

In evaluating for impairment, discounted net cash flows for future periods are estimated by management. In accordance with the provisions of GAAP, goodwill is required to be tested for impairment at least annually. The combination of the income approach, utilizing the discounted cash flow (DCF) method, and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. Cash flows are estimated for future periods based on historical data and projections provided by management. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 7 in the Consolidated Financial Statements contains a discussion of goodwill. The net carrying value of goodwill on the Company’s Consolidated Balance Sheet as of December 31, 2015 was $1.5 billion.

Long-lived Assets and Intangibles

In evaluating long-lived assets and intangibles for recoverability, expected undiscounted net operating cash flows are estimated by management. The Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract acquisition costs and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. The Company did not recognize any impairment charges during the years ended December 31, 2015, 2014 and 2013.

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

The Company evaluates its contractual arrangements that provide services to clients through a bundled sales arrangement in accordance with the provisions of GAAP to address the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

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

As TSYS’ business and service offerings change in the future, the determination of the number of deliverables in an arrangement and related units of accounting and future pricing practices may result in changes in the estimates of vendor-specific objective evidence of selling price (VSOE) and estimates of the standalone selling price (ESP), which may change the ratio of fees allocated to each service or unit of accounting in a given customer arrangement. There were no material changes or impact to revenue in revenue recognition in the year ended December 31, 2015 due to any changes in the determination of the number of deliverables in an arrangement, units of accounting, or estimates of VSOE or ESP for existing contractual arrangements.

Cardholders’ Reserve

The Company is exposed to losses due to cardholder fraud, payment defaults and other forms of cardholder activity as well as losses due to non-performance of third parties who receive cardholder funds for transmittal to the Issuing Banks (banks that issue MasterCard International or Visa USA, Inc. branded cards to customers). The Company establishes a reserve for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods or services. These reserves are established based upon historical loss and recovery rates and cardholder activity for which specific losses can be identified. The cardholders’ reserve was $9.4 million as of December 31, 2015. The provision for cardholder losses is included in cost of services in the Consolidated Statements of Income. The Company regularly updates its estimate as new facts become known and events occur that may impact the settlement or recovery of losses.

Provision for Merchant Losses

The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a provision against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss provision is established using historical loss rates, applied to recent bankcard processing volume. As of December 31, 2015, the Company had a merchant loss provision in the amount of $1.3 million.

Transaction Processing Provisions

The Company records estimates to provide for contract contingencies (performance penalties) and processing errors. A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When estimating these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones, and known processing errors not covered by insurance. If the actual performance penalties incurred are not consistent with the Company’s estimates, performance penalties and processing errors, which are recorded in cost of services, may be materially different than were initially recorded. The Company’s experience and extensive data accumulated historically indicate that these estimates have proven reliable over time. As of December 31, 2015, the Company had a transaction processing provision in the amount of $6.5 million.

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

Related Party Transactions

In December 2014, TSYS’ majority-owned subsidiary, TSYS Managed Services EMEA Limited (EMEA), obtained a £900,000, or approximately $1.4 million, term loan bearing interest at a rate of LIBOR plus two percentage points. During September 2015, TSYS increased the loan by £1.3 million, or approximately $1.9 million. The loan matures in December 2017, and has monthly interest payments. The lender is Merchants Limited, who has a noncontrolling interest in EMEA.

The Company provides miscellaneous services to Merchants Limited and to the Company’s equity investments, Total System Services de México, S.A. de C.V. (TSYS de México) and China UnionPay Data Co., Ltd. (CUP Data).

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

CONTRACTUAL OBLIGATIONS: The total liability for uncertain tax positions as of December 31, 2015 is $13.1 million. Refer to Note 15 in the Consolidated Financial Statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next year.

Recent Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-17 “Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes,” which requires the classification of all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. Also, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. The guidance is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2016. Early adoption is permitted. Companies can adopt the guidance either prospectively or retrospectively. The Company does not expect the adoption of this ASU to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2015, the FASB issued ASU 2015-16 “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,” which eliminates the requirement for an acquirer to retrospectively adjust the financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. The guidance is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2015, the FASB issued ASU 2015-15 “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements – Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting.” This ASU allows entities to defer and present debt issuance costs as an asset and subsequently amortize deferred debt issuance costs ratably over the term of a line-of-credit arrangement. The guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. The guidance will be applied retrospectively. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU 2015-05 “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement.” The amendments in this Update provide guidance to customers about whether a cloud computing arrangement includes a software license or a service agreement. The Company does not expect the adoption of this ASU to have a material impact on the Company’s financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU 2015-03 “Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Cost.” The amendments in this update will require entities to present debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the corresponding debt liability, consistent with debt discounts. The guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. The guidance will be applied retrospectively. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2015, the FASB issued ASU 2015-01 “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items.” ASU 2015-01 eliminates from GAAP the concept of extraordinary items. For all entities, the ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted provided the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of this ASU to have a material impact on the financial position, results of operations or cash flows of the Company.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2018. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect on its ongoing financial reporting.

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

The Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursable expense items for which TSYS is reimbursed by clients are postage and network association fees. The Company’s reimbursable items are impacted with changes in postal rates and changes in the volumes of mailing activities by its clients. Reimbursable items for the year ended December 31, 2015, were $280.2 million, an increase of $26.3 million, or 10.4%, compared to $253.9 million for the same period last year. Reimbursable items for the year ended December 31, 2014 increased $13.3 million, or 5.5%, compared to $240.6 million for the same period in 2013.

TSYS’ revenues are generated from charges based on the number of accounts on file (AOF), transactions and authorizations processed, statements mailed, cards embossed and mailed, and other processing services for cardholder AOF. Cardholder AOF includes active and inactive consumer credit, retail, prepaid, stored value, government services and commercial card accounts.

TSYS’ revenues in its North America Services and International Services segments are influenced by several factors, including volumes related to AOF and transactions. TSYS estimates that approximately 48.4% of these segments’ revenues is AOF and transaction volume driven. The remaining 51.6% of payment processing revenues are not AOF and transaction volume driven, and are derived from production and optional services TSYS considers to be value added products and services, custom programming and licensing arrangements.

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

TSYS’ revenues in its Merchant Services segment are influenced by several factors, including volumes related to transactions and dollar sales volume, which are approximately 92.3% of this segment’s revenues. The remaining 7.7% of Merchant Services’ revenues are derived from value added services, monthly statement fees, compliance fees and miscellaneous services.

TSYS’ revenues in its NetSpend segment primarily consist of a portion of the service fees and interchange revenues received by NetSpend’s prepaid card Issuing Banks in connection with the programs managed by NetSpend. For the year ended December 31, 2015, 69.6% of revenues was derived from fees charged to cardholders and 30.4% of revenues was derived from interchange and other revenues. Service fee revenues are driven by the number of active cards, and in particular by the number of cards with direct deposit. Cardholders with direct deposit generally initiate more transactions and generate more revenues than those that do not take advantage of this feature. Interchange revenues are driven by gross dollar volume. Substantially all of the NetSpend segment’s revenues are volume driven as they are driven by the active card and gross dollar volume indicators.

A summary of the consolidated financial highlights for the years ended December 31, 2015, 2014, and 2013 is provided below:

	Years Ended December 31,			Percent Change
(in thousands, except per share data)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Total revenues	$2,779,541	2,446,877	2,064,305	13.6%	18.5%
Operating income	534,107	431,640	382,500	23.7	12.8
Net income attributable to TSYS common shareholders	364,044	322,872	244,750	12.8	31.9
Basic EPS attributable to TSYS common shareholders[1]	1.98	1.73	1.30	14.1	33.5
Diluted EPS attributable to TSYS common shareholders[1]	1.97	1.72	1.29	14.2	33.6
Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)[2]	833,920	712,267	624,093	17.1	14.1
Adjusted EPS[3] from continuing operations	2.46	1.96	1.73	25.5	13.2
Cash flows provided by operating activities	600,194	560,201	452,398	7.1	23.8

1	Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under GAAP. Refer to Note 26 in the Consolidated Financial Statements for more information on EPS.
2	Adjusted EBITDA is net income excluding equity in income of equity investments, nonoperating income/(expense), income taxes, depreciation, amortization and stock-based compensation expenses and other non-recurring items.
3	Adjusted EPS is adjusted earnings divided by weighted average shares outstanding used for basic EPS calculations. Adjusted earnings is net income excluding theafter-tax impact of stock-based compensation expenses, amortization of acquisition intangibles and other nonrecurring items.

Total revenues increased $332.7 million for the year ended December 31, 2015, compared to the year ended December 31, 2014, which increased $382.6 million compared to the year ended December 31, 2013. The increases in revenues for 2015 and 2014 include a decrease of $31.5 million and an increase of $14.9 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches.

Excluding reimbursable items, revenues increased 14.0%, or $306.4 million, for the year ended December 31, 2015, compared to the year ended December 31, 2014, which increased 20.2%, or $369.3 million, compared to the year ended December 31, 2013. The increase in revenues excluding reimbursable items for the year ended December 31, 2015, as compared to the same period in 2014, is the result of increases in new business and organic growth, partially offset by decreases associated with currency translation. The increase in revenues excluding reimbursable items for the year ended December 31, 2014 as compared to the same period in 2013 is primarily the result of the acquisition of NetSpend in July 2013. NetSpend’s revenues excluding reimbursable items were $580.4 million, $482.7 million and $207.9 million, respectively, for the years ended December 31, 2015, 2014 and 2013.

Below is a summary of AOF for the Company’s North America Services and International Services segments combined:

	As of December 31,			Percent Change
(in millions)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Consumer Credit	382.1	270.0	228.9	41.5%	18.0%
Retail	26.1	28.4	27.8	(7.9)	2.2

Total Consumer	408.2	298.4	256.7	36.8	16.3
Commercial	45.4	41.6	39.9	9.2	4.2
Other	26.6	22.4	18.9	18.8	18.7

Subtotal[1]	480.2	362.4	315.5	32.5	14.9
Prepaid/Stored Value[2]	97.2	127.3	118.0	(23.7)	7.9
Government Services[3]	79.3	67.4	62.2	17.8	8.2
Commercial Card Single Use[4]	75.8	59.6	45.3	27.1	31.5

Total AOF	732.5	616.7	541.0	18.8	14.0

1	Traditional accounts include consumer, retail, commercial, debit and other accounts. These accounts are grouped together due to the tendency to have more transactional activity than prepaid, government services and single use accounts.
2	Prepaid does not include NetSpend accounts.These accounts tend to have less transactional activity than the traditional accounts. Prepaid and stored value cards are issued by firms through retail establishments to be purchased by consumers to be used at a later date. These accounts tend to be the least active of all accounts on file.
3	Government services accounts are disbursements of student loan accounts issued by the Department of Education, which have minimal activity.
4	Commercial card single use accounts are one-time use accounts issued by firms to book lodging and other travel related expenses.

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

Issuing Services – North America Services and International Services

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

These services are provided throughout the period of each account’s use, starting from a card-issuing client processing an application for a card. Services may include processing the card application, initiating service for the cardholder, processing each card transaction for the issuing retailer or financial institution and accumulating the account’s transactions. Fraud management services monitor the unauthorized use of accounts which have been reported to be lost, stolen, or which exceed credit limits. Fraud detection systems help identify fraudulent transactions by monitoring each account holder’s purchasing patterns and flagging unusual purchases. Other services provided include customized communications to cardholders, information verification associated with granting credit, debt collection and customer service.

TSYS’ revenues in its North America Services and International Services segments are derived from electronic payment processing. There are certain basic core services directly tied to accounts on file and transactions. These are provided to all of TSYS’ processing clients. The core services begin with an account on file.

The core services include housing an account on TSYS’ system (AOF), authorizing transactions (authorizations), accumulating monthly transactional activity (transactions) and providing a monthly statement (statements billed). From these core services, TSYS’ clients also have the option to use fraud and portfolio management services. Collectively, these services are considered volume-based revenues.

Non-volume related revenues include processing fees which are not directly associated with AOF and transactional activity, such as value added products and services, custom programming and certain other services, which are only offered to TSYS’ processing clients.

Value added products and services, which includes services such as data analytics and application processing, are primarily non-volume related and are only offered to TSYS’ processing clients (i.e., indirectly derived from accounts on file). These ancillary products and services, along with offerings such as card production, statement production, managed services, customized reporting and custom programming provided to clients at an hourly rate, are considered non-volume based products and services.

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

In July 2012, TSYS executed a master services agreement, with a minimum six year term, with Bank of America to provide processing services for its consumer credit card portfolios in the U.S. In addition, TSYS continues to process Bank of America’s commercial credit card portfolios in the U.S. and internationally. In May 2015, the contract term for processing both the consumer and commercial credit card portfolios was extended for an additional 18 months.

The master services agreement with Bank of America provides for a tiered-pricing arrangement for both the consumer card portfolio and the existing commercial card portfolios.

This segment has two major customers.

Below is a summary of the North America Services segment:

	Years Ended December 31,			Percent Change
(in thousands)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Volume-based revenues	$595,314	480,386	433,723	23.9%	10.8%

Non-volume related revenues:
Processing fees	235,313	216,685	195,394	8.6	10.9
Value-added, custom programming, licensing and other	151,671	115,741	110,448	31.0	4.8
Output and managed services	164,956	141,270	121,080	16.8	16.7

Total non-volume related revenues	551,940	473,696	426,922	16.5	11.0

Total revenues before reimbursable items	1,147,254	954,082	860,645	20.2	10.9
Reimbursable items	187,004	163,682	139,428	14.2	17.4

Total revenues	$1,334,258	1,117,764	1,000,073	19.4	11.8

Adjusted segment operating income[1]	$429,064	351,512	321,619	22.1	9.3

Adjusted segment operating margin[2]	37.4%	36.8%	37.4%
Key indicators (in millions):
AOF	654.1	550.0	481.9	18.9	14.1
Transactions	15,774.5	10,838.0	9,132.8	45.5	18.7

1	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
2	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

Total segment revenues increased $216.5 million for 2015, as compared to 2014. The increase is attributable to an increase in new business, internal growth and reimbursable items, partially offset by decreases related to client deconversions and price reductions. Total segment revenues increased $117.7 million for 2014, as compared to 2013. The increase is attributable to an increase in new business, internal growth and reimbursable items, partially offset by decreases related to client deconversions, price reductions and other adjustments.

The increases in adjusted segment operating income for 2015 and 2014 are driven primarily by increases in revenues partially offset by increases in total operating expenses.

For the year ended December 31, 2015, approximately 51.9% of revenues before reimbursable items of TSYS’ North America Services segment are driven by the volume of accounts on file and transactions processed and approximately 48.1% were derived from non-volume based revenues, such as processing fees, value-added products and services, custom programming and licensing arrangements.

International Services

The International Services segment provides issuer card solutions to financial institutions and other organizations primarily based outside the North American region. Growth in revenues and operating profit in this segment is derived from retaining and growing the core business and improving the overall cost structure. Growing the core business comes primarily from an increase in account usage, growth from existing clients and sales to new clients and the related account conversions. This segment’s financial results are impacted by foreign currency. Movements in foreign currency exchange rates as compared to the U.S. dollar can result in foreign denominated financial statements being translated into more or fewer U.S. dollars, which impacts the comparison to prior periods when the U.S. dollar was stronger or weaker.

This segment has two major customers.

Below is a summary of the International Services segment:

	Years Ended December 31,			Percent Change
(in thousands)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Volume-based revenues	$119,974	131,322	126,714	(8.6)%	3.6%

Non-volume related revenues:
Processing fees	62,998	69,346	61,519	(9.2)	12.7
Value-added, custom programming, licensing and other	86,318	95,040	92,807	(9.2)	2.4
Output and managed services	61,869	46,077	40,444	34.3	13.9

Total non-volume related revenues	211,185	210,463	194,770	0.3	8.1

Total revenues before reimbursable items	331,159	341,785	321,484	(3.1)	6.3
Reimbursable items	23,566	21,574	20,065	9.2	7.5

Total revenues	$354,725	363,359	341,549	(2.4)	6.4

Adjusted segment operating income[1]	$60,087	55,123	42,068	9.0	31.0

Adjusted segment operating margin[2]	18.1%	16.1%	13.1%
Key indicators (in millions):
AOF	78.5	66.6	59.1	17.8	12.7
Transactions	2,473.6	2,268.4	2,007.4	9.0	13.0

1	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
2	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

The decrease in total segment revenues for 2015, as compared to 2014, is driven primarily by the negative impact of $31.0 million of currency translation. The increase in total segment revenues for 2014, as compared to 2013, was driven primarily by the positive impact of $14.8 million in currency translation, as well as organic growth. Excluding the impact of currency translation, segment revenues increased $22.3 million, or 6.1% in 2015, as compared to 2014 and $7.0 million, or 2.1% in 2014, as compared to 2013.

The increase in adjusted segment operating income for 2015, as compared to 2014, is driven primarily by an increase in non-volume related revenues, excluding the impact of currency translation, due to increased business. The increase in adjusted segment operating income for 2014, as compared to 2013, is driven primarily from an increase in revenues partially offset by an increase in employee related expenses.

For the year ended December 31, 2015, approximately 36.2% of revenues before reimbursable items of TSYS’ International Services segment are driven by the volume of accounts on file and transactions processed and approximately 63.8% are derived from non-volume based revenues, such as processing fees, value-added products and services, custom programming and licensing arrangements.

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

In June 2009, Bank of America announced that it formed a new joint venture to provide merchant services. In November 2010, TSYS and Bank of America agreed to a new agreement, during the term of which TSYS expects merchant services revenues from Bank of America to decline as Bank of America transitions its services to its new joint venture. The loss of Bank of America as a merchant services client is not expected to have a material adverse effect on the Merchant Services segment’s or TSYS’ financial position, results of operations or cash flows.

Effective June 2013, the Company renewed its processing agreement, which includes revenue minimums, with Bank of America for an additional two years.

This segment has no major customers.

Below is a summary of the Merchant Services segment:

	Years Ended December 31,			Percent Change
(in thousands)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Revenues before reimbursable items	$474,040	435,649	446,277	8.8%	(2.4)%
Reimbursable items	75,329	74,471	86,773	1.2	(14.2)

Total revenues	$549,369	510,120	533,050	7.7	(4.3)

Adjusted segment operating income[1]	$150,225	134,872	155,643	11.4	(13.3)

Adjusted segment operating margin[2]	31.7%	31.0%	34.9%
Key indicators (in millions):
Point-of-sale transactions	4,266.5	4,052.7	4,359.8	5.3	(7.0)
Dollar sales volume	$48,072.7	46,846.4	44,144.0	2.6	6.1

1	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
2	Adjusted segment operating margin equals adjusted segment operating income divided by revenues before reimbursable items.

Total segment revenues increased $39.2 million for 2015, as compared to 2014. This increase includes increases associated with new business, internal growth and reimbursable items offset by decreases associated with lost business, deconversions and price reductions. Total segment revenues decreased $22.9 million for 2014, as compared to 2013. This decrease was due primarily to lost business, deconversions and price reductions and reimbursable items offset by new business and internal growth.

The increase in adjusted segment operating income for 2015, as compared to 2014, is driven by an increase in revenues partially offset by increases in associated costs. The decrease in adjusted segment operating income for 2014, as compared to 2013, is driven by lower third party processing revenues and incremental costs related to integration projects.

The Merchant Services segment results are driven by dollar sales volume and the authorization and capture transactions processed at the point-of-sale and clearing and settlement transactions. This segment’s authorization and capture transactions are primarily through dial-up or Internet connectivity.

For the year ended December 31, 2015 approximately 92.3% of the revenues of the Merchant Services segment, were influenced by several factors, including volumes related to transactions and dollar sales volume. The remaining 7.7% of this segment’s revenues were derived from value added services, chargebacks, managed services, investigation, risk and collection services performed.

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

This segment has no major customers.

Below is a summary of the NetSpend segment:

	Years Ended December 31,			Percent Change
(in thousands)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Total revenues (and revenues before reimbursable items)	$580,377	482,686	207,851	20.2%	nm	%

Adjusted segment operating income[1]	$137,837	128,285	66,353	7.4	nm

Adjusted segment operating margin[2]	23.8%	26.6%	31.9%
Key indicators (in millions):
Number of active cards	3.9	3.2	2.8	29.1	13.4
Number of active cards with direct deposit	1.9	1.6	1.3	17.7	21.9
Percentage of active cards with direct deposit	48.7%	50.1%	46.6%
Gross dollar volume	$24,274.9	20,296.0	7,748.5	19.6%	nm	%

nm = not meaningful. Amounts are not comparable because the amounts for 2013 only include six months of results compared to twelve months of results for 2014.

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

NetSpend segment revenues increased $97.7 million for 2015 from 2014. This increase was comprised of a $64.3 million increase in service fee revenues and a $33.4 million increase in interchange and other revenues. NetSpend segment revenues increased $274.8 million for 2014, as compared to 2013. This increase is attributable mainly to the inclusion of a full twelve months of results in 2014. The $580.4 million of revenues for 2015 was a combination of 69.6% of revenues derived from service fees charged to cardholders and 30.4% of revenues derived from interchange and other revenues. Service fee revenues are driven by the number of active cards and in particular by the number of cards with direct deposit. Cardholders with direct deposit generally initiate more transactions and generate more revenues than those that do not take advantage of this feature. Interchange revenues are driven by gross dollar volume. Substantially all of the NetSpend segment revenues are volume driven as they are driven by the active card and gross dollar volume indicators.

Cardholder funds and deposits related to NetSpend’s prepaid products are held at FDIC-insured Issuing Banks for the benefit of the cardholders. NetSpend currently has active agreements with six Issuing Banks.

NetSpend’s prepaid card business derived approximately one-fourth of its revenues from cardholders acquired through one of its third-party distributors.

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

Operating expenses were $2.2 million, $2.0 million and $1.7 million in 2015, 2014 and 2013, respectively. The changes in operating expenses for the years ended December 31, 2015 and 2014 include a decrease of $30.4 million and an increase of $5.9 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries. The changes in operating expenses for the years ended December 31, 2015, 2014 and 2013 were also impacted by the NetSpend acquisition in 2013. NetSpend’s operating expenses were $535.2 million, $443.5 million and $191.0 million in 2015, 2014 and 2013, respectively. Expenses in 2015 were also impacted by certain one-time state tax benefits of $15.6 million that resulted from prior years but were recognized in 2015. Expenses in 2014 were also impacted by a significant nonrecurring charitable contribution.

Federal legislation was enacted which makes extensive changes to the current system of health care insurance and benefits. The Company has reviewed the legislation and, based upon information available, estimates the impact of the legislation was approximately $2.0 million on 2015, $1.8 million on 2014 and $1.1 million on 2013.

The Company’s merger and acquisition expenses were $64,000, $3.2 million and $14.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. These expenses consist of legal, accounting and professional fees, as well as, personnel costs for severance and retention.

Nonoperating Income (Expense)

Nonoperating income (expense) consists of interest income, interest expense, gains and losses on currency transactions and gains and losses on investments in private equity. Nonoperating income (expense) decreased in 2015 as compared to 2014, and increased in 2014 as compared to 2013.

The following table provides a summary of nonoperating expense:

	Years Ended December 31,			Percent Change
(in thousands)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Interest income	$1,450	$1,109	$1,494	30.8%	(25.8)%
Interest expense*	(40,701)	(40,975)	(32,449)	(0.7)	26.3
Currency transaction gains(losses), net	(388)	142	(1,013)	nm	nm
Net gains on investments in private equity	3,324	308	338	nm	(8.8)
Other	(904)	705	1,606	nm	(56.1)

Total	$(37,219)	(38,711)	(30,024)	(3.9)	28.9

*	Interest expense includes interest on bonds of $33.7 million, $33.7 million, and $20.5 million, respectively, for the years ended December 31, 2015, 2014 and 2013.

Income Taxes

Below is a summary of income tax expense:

	Years Ended December 31,			Percent Change
(in thousands)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Income tax expense	$151,364	129,761	110,981	16.6%	16.9%
Effective income tax rate	30.5%	32.0%	31.5%

The pretax income and the effective income tax rate includes noncontrolling interest in consolidated subsidiaries’ net income and excludes equity in income of equity investments.

During 2015, the Company generated income tax credits in excess of its utilization capacity based on both the Company’s current operations and with consideration of future tax planning strategies. Based upon these same considerations, the Company reassessed its need for valuation allowances in all jurisdictions. Accordingly, the Company experienced a net decrease in its valuation allowance for deferred income tax assets of $0.5 million.

TSYS has adopted the permanent reinvestment exception as allowed by GAAP, with respect to future earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested. No provision for U.S. federal and state incomes taxes has been made in the Consolidated Financial Statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $83.9 million as of December 31, 2015. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

In 2015, TSYS reassessed its contingencies for foreign, federal and state exposures, which resulted in a net increase in tax contingency amounts of approximately $6.4 million.

Refer to Note 15 in the Consolidated Financial Statements for more information on income taxes.

Equity in Income of Equity Investments

Below is a summary of TSYS’ share of income from its interest in equity investments:

	Years Ended December 31,			Percent Change
(in thousands)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Equity in income of equity investments	$22,106	17,583	13,047	25.7%	34.8%

The increase in equity income in 2015 and 2014 is the result of organic growth in CUP Data. Refer to Note 12 in the Consolidated Financial Statements for more information on equity investments.

Discontinued Operations

TSYS sold its Japan-based operations during 2014 and recorded income from discontinued operations, net of tax, of $1.4 million, $48.7 million and $2.1 million for 2015, 2014 and 2013, respectively. Refer to Note 2 in the Consolidated Financial Statements for more information on discontinued operations.

Net Income

The following table provides a summary of net income and EPS:

	Years Ended December 31,			Percent Change
(in thousands, except per share data)	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Net Income	$369,041	329,406	256,597	12.0%	28.4%
Net income attributable to noncontrolling interests	(4,997)	(6,534)	(11,847)	(23.5)	(44.8)

Net income attributable to TSYS common shareholders	$364,044	322,872	244,750	12.8	31.9

Basic EPS attributable to TSYS common shareholders[1]	$1.98	1.73	1.30	14.1	33.5

Diluted EPS attributable to TSYS common shareholders[1]	$1.97	1.72	1.29	14.2	33.6

1	Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under GAAP. Refer to Note 26 in the Consolidated Financial Statements for more information on EPS.

Net income attributable to noncontrolling interests in 2015 decreased by $1.5 million, from 2014 and decreased $5.3 million in 2014 from 2013. The decrease in 2015 compared to 2014 is driven by the sale of GP Net in 2014 and the operating results of the Company’s European cost center business. The decrease in 2014 was a result of the additional acquisition of 15% of Central Payment Co., LLC (CPAY) in 2014.

Non-GAAP Financial Measures

Management evaluates the Company’s operating performance based upon operating margin excluding reimbursables, adjusted EBITDA, adjusted segment operating income, adjusted segment operating margin and adjusted EPS, which are all non-generally accepted accounting principles (non-GAAP) measures. TSYS also uses these non-GAAP financial measures to evaluate and assess TSYS’ financial performance against budget.

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

The following tables provide a reconciliation of GAAP to non-GAAP financial measures:

Revenues Before Reimbursable Items and Operating Margin Excluding Reimbursable Items

	Years Ended December 31,
(in thousands)	2015	2014	2013
Operating income (a)	$534,107	431,640	382,500

Total revenues (b)	$2,779,541	2,446,877	2,064,305
Less reimbursable items	280,192	253,899	240,597

Revenues before reimbursable items (c)	$2,499,349	2,192,978	1,823,708

Operating margin (as reported) (a)/(b)	19.22%	17.64%	18.53%

Operating margin excluding reimbursables (a)/(c)	21.37%	19.68%	20.97%

Adjusted EBITDA

	Years Ended December 31,
(in thousands)	2015	2014	2013
Net income	$369,041	329,406	256,597
Adjusted for:
Income from discontinued operations	(1,411)	(48,655)	(2,055)
Equity in income of equity investments, net of taxes	(22,106)	(17,583)	(13,047)
Income taxes	151,364	129,761	110,981
Nonoperating expenses, net	37,219	38,711	30,024
Depreciation and amortization	258,264	246,620	199,026

EBITDA	792,371	678,260	581,526
Adjusted for:
Share-based compensation	41,549	30,790	28,933
NetSpend merger and acquisition expenses*	—	3,217	13,634

Adjusted EBITDA	$833,920	712,267	624,093

Deduct: State tax credits and related expenses	$(14,903)	—	—

Adjusted EBITDA without impact of one-time tax items	$819,017	712,267	624,093

*	Excludes share-based compensation

Segment Operating Margin and Consolidated Adjusted Operating Margin

	Year Ended December 31, 2015
(in thousands)	Adjusted Segment Operating Income	Revenues before Reimbursable Items	Adjusted Operating Margin
North America Services	$429,064	1,147,254	37.40%
International Services	60,087	331,159	18.14
Merchant Services	150,225	474,040	31.69
NetSpend	137,837	580,377	23.75
Intersegment	—	(33,481)
Corporate admin and other	(109,035)

Adjusted operating margin	668,178	2,499,349	26.73%
Acquisition intangible amortization	(92,522)
NetSpend M&A operating expenses	—
Share-based compensation	(41,549)

Operating income and margin*	534,107	2,499,349	21.37%
Reimbursable items	—	280,192

Operating income and margin*	$534,107	2,779,541	19.22%

	Year Ended December 31, 2014
	Adjusted Segment Operating Income	Revenues before Reimbursable Items	Adjusted Operating Margin
North America Services	$351,512	954,082	36.84%
International Services	55,123	341,785	16.13
Merchant Services	134,872	435,649	30.96
NetSpend	128,285	482,686	26.58
Intersegment	—	(21,224)
Corporate admin and other	(107,174)

Adjusted operating margin	562,618	2,192,978	25.66%
Acquisition intangible amortization	(96,971)
NetSpend M&A operating expenses	(3,217)
Share-based compensation	(30,790)

Operating income and margin*	431,640	2,192,978	19.68%
Reimbursable items	—	253,899

Operating income and margin*	$431,640	2,446,877	17.64%

	Year Ended December 31, 2013
	Adjusted Segment Operating Income	Revenues before Reimbursable Items	Adjusted Operating Margin
North America Services	$321,619	860,645	37.37%
International Services	42,068	321,484	13.09
Merchant Services	155,643	446,277	34.88
NetSpend	66,353	207,851	31.92
Intersegment	—	(12,549)
Corporate admin and other	(94,137)	—

Adjusted operating margin	491,546	1,823,708	26.95%
Acquisition intangible amortization	(65,893)
NetSpend M&A operating expenses	(14,220)
Share-based compensation	(28,933)

Operating income and margin*	382,500	1,823,708	20.97%
Reimbursable items	—	240,597

Operating income and margin*	$382,500	2,064,305	18.53%

*	Operating margin on revenue before reimbursable items

Adjusted Earnings Per Share

	Years Ended December 31,
(in thousands except per share data)	2015	2014	2013
Income from continuing operations attributable to TSYS common shareholders	$362,633	$275,216	246,893

Adjust for amounts attributable to TSYS common shareholders (net of taxes):
Acquisition intangible amortization	61,525	65,127	43,743
Share-based compensation	27,954	20,944	19,830
NetSpend merger and acquisition expenses	—	3,115	15,251

Adjusted earnings	$452,112	$364,402	$325,717

Basic EPS—Income from continuing operations attributable to TSYS common shareholders
As reported (GAAP)	$1.97	1.48	1.31

Adjust for amounts attributable to TSYS common shareholders (net of taxes):
Acquisition intangible amortization	0.33	0.35	0.23
Share-based compensation	0.15	0.11	0.11
NetSpend merger and acquisition expenses	—	0.02	0.08

Adjusted EPS*	$2.46	1.96	1.73

Deduct: Federal and state tax credits and related expenses, net of tax	$(0.13)	—	—

Adjusted EPS without impact of one-time tax items	$2.33	1.96	1.73

Average common shares and participating securities	184,082	186,222	188,391

*	Adjusted EPS amounts do not total due to rounding.

Projected Outlook for 2016

As compared to 2015, TSYS expects its 2016 total revenues to increase by 4%-6%, its revenues before reimbursable items to increase by 5%-7%, and its adjusted EPS from continuing operations attributable to TSYS common shareholders to increase by 4%-7%, based on the following assumptions with respect to 2016: (1) there will be no significant movements in the London Interbank Offered Rate (LIBOR) and TSYS will not make any significant draws on the remaining balance of its revolving credit facility; (2) there will be no significant movement in foreign currency exchange rates related to TSYS’ business; (3) TSYS will not incur significant expenses associated with the conversion of new large clients, additional acquisitions, or any significant impairment of goodwill or other intangibles; (4) there will be no deconversions of large clients during the year other than as previously disclosed; and (5) the economy will not worsen. In addition, TSYS’ earnings guidance for 2016 does not include the impact of share repurchases or the pending acquisition of TransFirst Holdings Corp. (“TransFirst”).

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2015	2014	2013
Net income	$369,041	329,406	256,597
Depreciation and amortization	258,264	248,018	205,351
Other noncash items and charges, net	50,458	(27,928)	76,744
Net change in current and other assets and current and other liabilities	(77,569)	10,705	(86,294)

Net cash provided by operating activities	$600,194	560,201	452,398

TSYS’ main source of funds is derived from operating activities, specifically net income. The increases in 2015 and 2014, as compared to the previous years, in net cash provided by operating activities were primarily the result of increased earnings.

Net change in current and other assets and current and other liabilities include accounts receivable, prepaid expenses, other current assets and other assets, accounts payable, accrued salaries and employee benefits and other liabilities. The change in accounts receivable between the years is the result of timing of collections compared to billings. The change in accounts payable and other liabilities between years is the result of the timing of payments and the reduction of liabilities related to the disposal of the Company’s Japan operations.

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2015	2014	2013
Additions to contract acquisition costs	$(58,728)	(88,871)	(55,965)
Purchases of property and equipment, net	(54,640)	(75,913)	(40,598)
Additions to licensed computer software from vendors	(50,729)	(29,638)	(63,635)
Additions to internally developed computer software	(39,219)	(41,501)	(33,600)
Purchases of private equity investments	(3,525)	(3,291)	(1,378)
Cash used in acquisitions, net of cash acquired	(750)	(38,584)	(1,314,660)
Proceeds from insurance recovery for loss on disposal	—	6,212	—
Proceeds from sale of private equity investment	1,839	—	—
Proceeds from dispositions, net of expenses paid and cash disposed	3,568	44,979	—

Net cash used in investing activities	$(202,184)	(226,607)	(1,509,836)

The major uses of cash for investing activities in 2015, 2014 and 2013 were for additions to contract acquisition costs, equipment, acquisitions, internally developed computer software and licensed computer software from vendors.

Contract Acquisition Costs

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company’s processing systems. The Company’s investments in contract acquisition costs were $58.7 million in 2015, $88.9 million in 2014 and $56.0 million in 2013. The Company made cash payments for processing rights of $29.6 million, $21.7 million and $9.7 million in 2015, 2014 and 2013, respectively. Conversion cost additions were $29.1 million, $67.2 million and $46.3 million in 2015, 2014 and 2013, respectively. The decreases in conversion costs in 2015 compared to 2014, and the increase in 2014 compared to 2013, are primarily related to the conversion of Bank of America’s consumer card portfolio.

Property and Equipment

Capital expenditures for property and equipment were $54.6 million in 2015, compared to $75.9 million in 2014 and $40.6 million in 2013. The majority of capital expenditures in 2015 and 2014 related to computer processing hardware. The majority of capital expenditures in 2013 related to investments in new computer processing hardware and building improvements

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to, and development of, processing systems, were $39.2 million in 2015, $41.5 million in 2014 and $33.6 million in 2013. The changes in capitalized software development costs in 2015, as compared to 2014, were the result of varying levels of activity in two corporate-wide initiatives. One initiative is a multi-year, multi-phase initiative that consists of enhancing TSYS’ issuing processing platforms. The other is an innovation initiative focused on enhancing existing product and service offerings through several new product concepts and ideas on how to change existing processes.

Licensed Computer Software from Vendors

Expenditures for licensed computer software from vendors for increases in processing capacity were $50.7 million in 2015, compared to $29.6 million in 2014 and $63.6 million in 2013. The increase in expenses in 2015 compared to 2014 was due primarily to the extension of existing mainframe and distributed software agreements. The decrease in expenditures in 2014 was due to purchases of software in 2013 in anticipation of large conversions in future years.

Purchases of Private Equity Investments

The Company has entered into limited partnership agreements in connection with investing in two Atlanta-based venture capital funds focused exclusively on investing in technology-enabled financial services companies. Pursuant to each limited partnership agreement, the Company has committed to invest up to $20.0 million in each fund so long as its ownership interest in each fund does not exceed 50%. The Company made investments in the fund of $3.5 million, $3.3 million and $1.4 million in 2015, 2014 and 2013, respectively. The Company recorded gains on this investment of $4.0 million, $793,000 and $966,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

Cash Used in Acquisitions

In 2014, the Company paid $38.6 million to NetSpend dissenting shareholders to settle the outstanding lawsuit associated with the NetSpend acquisition. In 2013, the Company used cash of $1.3 billion in the acquisition of NetSpend.

Proceeds from Insurance Recovery for Loss on Disposal

In 2014, the Company received $6.2 million of proceeds from insurance coverage related to the destruction of property resulting from a fire. The Company recorded the loss on disposal which was more than offset by the insurance proceeds received.

Proceeds from Dispositions

TSYS received $3.6 million in proceeds from dispositions related to the return of cash in 2015 that was placed in escrow during closing and tax adjustments associated with the sale of the Company’s Japan-based operations in 2014. In 2014, TSYS received $45.0 million of proceeds, net of expenses paid and cash disposed in connection with this transaction. Refer to Note 2 in the Consolidated Financial Statements for more information on discontinued operations.

Cash Flows from Financing Activities

	Years Ended December 31,
(in thousands)	2015	2014	2013
Repurchases of common stock under plans and tax withholding	$(242,235)	(170,516)	(103,857)
Dividends paid on common stock	(73,677)	(74,796)	(56,510)
Principal payments on long-term borrowings and capital lease obligations	(54,719)	(69,939)	(166,805)
Subsidiary dividends paid to noncontrolling shareholders	(5,028)	(7,172)	(7,321)
Purchase of noncontrolling interest	—	(37,500)	—
Debt issuance costs	—	—	(13,573)
Proceeds from long-term borrowings	1,912	1,396	1,395,661
Excess tax benefit from share-based payment arrangements	24,357	7,185	3,528
Proceeds from exercise of stock options	58,636	34,869	40,691

Net cash (used in) provided by financing activities	$(290,754)	(316,473)	1,091,814

The main sources of cash from financing activities in 2015 and 2014 were proceeds from the exercise of stock options. The main source of cash from financing activities in 2013 was the proceeds of borrowed funds. Net cash used in financing activities for the years ended December 31, 2015 and 2014 was primarily the result of the repurchases of common stock, payment of dividends, and principal payments on long-term debt borrowings and capital lease obligations offset by proceeds from the exercise of stock options. Net cash provided by financing activities for the year ended December 31, 2013 was primarily the result of proceeds from long-term borrowings in connection with the NetSpend acquisition. Refer to Notes 13 and 24 in the Consolidated Financial Statements for more information on the long-term debt financing and acquisitions.

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

Purchase of Noncontrolling Interest

In connection with the acquisition of CPAY, the Company is party to call and put arrangements with respect to the membership units that represent the remaining noncontrolling interest of CPAY. The call arrangement is exercisable by TSYS and the put arrangement is exercisable by the Seller. The put arrangement is outside the control of the Company by requiring the Company to purchase the Seller’s entire equity interest in CPAY at a put price at fair value. At the time of the original acquisition, the redemption of the put option was considered probable based upon the passage of time of the second anniversary date. The put arrangement is recorded on the balance sheet and is classified as redeemable noncontrolling interest outside of permanent equity.

In February 2014, the Company purchased an additional 15% equity interest in CPAY for $37.5 million, reducing the redeemable noncontrolling interest to 25%. The call and put options for the Seller’s 25% equity interest were extended as a result of this transaction.

The put option is not currently redeemable, but redemption is considered probable based upon the passage of time toward the third anniversary date of the 2014 purchase of additional equity. The Company’s accounting policy is to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date, which the Company believes to be in 2017. The Company did not accrete any changes to the redemption value as the balance as of December 31, 2015 exceeded the accretion fair value amount.

Refer to Note 24 in the Consolidated Financial Statements for more information on this purchase.

Stock Repurchase Plan

In January 2015, TSYS announced that its Board had approved a new stock repurchase plan to repurchase up to 20 million shares of TSYS stock. The shares may be purchased from time to time at prices considered appropriate. There is no expiration date for the plan. Through December 31, 2015, the Company purchased 5.2 million shares for approximately $242.1 million, at an average price of $47.01.

In April 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares were to be purchased from time to time over the next two years at prices considered attractive to the Company. In May 2011, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 10 million shares to up to 15 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2013. In July 2012, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 15 million shares to up to 20 million shares of TSYS stock. The expiration date of the plan was also extended to April 30, 2014. In January, 2014, TSYS announced that its Board had approved an increase in the number of shares that may be repurchased under its current share repurchase plan from up to 20 million shares to up to 28 million shares of TSYS stock. With the increase, TSYS had 6.8 million shares available to be repurchased. In addition, the expiration date of the plan was extended to April 30, 2015. Through December 31, 2014 and 2013, respectively, the Company purchased 21.2 million and 16.0 million shares for approximately $503.3 million and $338.0 million, at an average price of $23.75 and $21.13. In January 2015, this plan was terminated.

Dividends

Dividends on common stock of $73.7 million were paid in 2015, compared to $74.8 million and $56.5 million in 2014 and 2013, respectively. The Company paid dividends of $0.40 per share in 2015 and 2014, and $0.30 per share in 2013. The increase in dividends paid in 2014, compared to 2013, is due to the acceleration of the payment of the fourth quarter 2012 dividend. The fourth quarter 2012 dividend payment was paid in December 2012, rather than January 2013, to allow shareholders to benefit from the lower dividend tax rate that was set to expire on December 31, 2012.

Significant Noncash Transactions

During 2015, 2014 and 2013, the Company issued 388,211, 673,724 and 1.7 million shares of common stock, respectively, to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued in the form of nonvested stock bonus awards for services to be provided in the future by such officers and employees. The market value of the common stock at the date of issuance is amortized as compensation expense over the vesting period of the awards. The grants to the Board of Directors were fully vested on the date of grant.

The Company acquired computer equipment and software under capital leases in the amount of $4.1 million, $17.9 million and $14.8 million in 2015, 2014 and 2013, respectively.

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

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2015, for the next five years and thereafter:

	Contractual Cash Obligations Payments Due By Period
(in thousands)	Total	1 Year or Less	2-3 Years	4-5 Years	After 5 Years
Debt obligations (principal)	$1,433,669	50,364	833,305	—	550,000
Debt obligations (interest)	195,403	37,932	64,658	41,250	51,563
Operating leases	495,238	123,812	218,550	130,159	22,716
Purchase commitments	67,425	18,144	27,165	22,091	25
Redeemable noncontrolling interest	23,410	—	23,410	—	—
Capital lease obligations	7,362	3,637	3,662	63	—

Total contractual cash obligations	$2,222,507	233,889	1,170,750	193,563	624,304

Amounts utilize prevailing interest rates as of December 31, 2015.

Income Taxes

The total liability for uncertain tax positions as of December 31, 2015 is $13.1 million. Refer to Note 15 in the Consolidated Financial Statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

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

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 2.6:1. As of December 31, 2015, TSYS had working capital of $543.7 million, compared to $394.0 million in 2014 and $356.7 million in 2013.

Legal Proceedings

Refer to Note 16 in the Consolidated Financial Statements for information regarding the Company’s commitments and contingencies including legal proceedings.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act). These forward-looking statements include, among others: (i) TSYS’ expectation that the loss of Bank of America as a merchant services client will not have a material adverse effect on TSYS’ business; (ii) TSYS’ expectation that the Durbin Amendment will not have a significant negative impact on TSYS’ business; (iii) TSYS’ expectation with respect to the effect of recent accounting pronouncements; (iv) TSYS’ expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (v) TSYS’ earnings guidance for 2016 total revenues, revenues before reimbursable items, and adjusted EPS attributable to TSYS’ common shareholders from continuing operations; (vi) TSYS’ belief with respect to lawsuits, claims and other complaints; (vii) TSYS’ expectation with respect to certain tax matters; (viii) the Board’s intention to continue to pay cash dividends; (ix) statements regarding the pending Transfirst acquisition, and the assumptions underlying such statements. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by the Company’s forward-looking statements. Many of these factors are beyond TSYS’ ability to control or predict. These factors include, but are not limited to:

•	the material breach of security of any of TSYS’ systems;

•	TSYS incurs expenses associated with the signing of a significant client;

•	organic growth rates for TSYS’ existing clients are lower than anticipated whether as a result of unemployment rates, card delinquencies and charge off rates or otherwise or attrition rates of existing clients are higher than anticipated;

•	TSYS does not convert and deconvert clients’ portfolios as scheduled;

•	risks associated with foreign operations, including adverse developments with respect to foreign currency exchange rates;

•	adverse developments with respect to entering into contracts with new clients and retaining current clients;

•	consolidation in the financial services and other industries, including the merger of TSYS clients with entities that are not TSYS processing clients, the sale of portfolios by TSYS clients to entities that are not TSYS processing clients and financial institutions which are TSYS clients otherwise ceasing to exist;

•	the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act on TSYS and its clients;

•	adverse developments with respect to the payment card industry in general, including a decline in the use of cards as a payment mechanism;

•	the impact of potential and completed acquisitions, particularly the pending TransFirst acquisition, including the costs associated therewith, their being more difficult to integrate than anticipated, and the inability to achieve the anticipated growth opportunities and other benefits of the acquisitions;

•	the costs and effects of litigation, investigations or similar matters or adverse facts and developments relating thereto;

•	the impact of the application of and/or changes in accounting principles;

•	TSYS’ inability to timely, successfully and cost-effectively improve and implement processing systems to provide new products, increased functionality and increased efficiencies;

•	TSYS’ reliance on financial institution sponsors;

•	changes occur in laws, rules, regulations, credit card association rules, prepaid industry rules, or other industry standards affecting TSYS and its clients that may result in costly new compliance burdens on TSYS and its clients and lead to a decrease in the volume and/or number of transactions processed or limit the types and amounts of fees that can be charged to customers;

•	successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive patent protection;

•	one or more of the assumptions upon which TSYS’ earnings guidance for 2016 is based is inaccurate;

•	the effect of current domestic and worldwide economic and geopolitical conditions;

•	the impact on TSYS’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts;

•	other risk factors described in the “Risk Factors” and other sections of TSYS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and other filings with the Securities and Exchange Commission; and

•	TSYS’ ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS does not intend to update any forward-looking statement as a result of new information, future developments or otherwise.

Subsequent Events

Agreement to Acquire Capital Stock of TransFirst Holdings Corp.

On January 26, 2016, TSYS announced it entered into a definitive agreement with Vista Equity Partners Fund V, L.P. and certain related funds (collectively, “Vista”) to acquire TransFirst Holdings Corp. (“TransFirst”), a Vista portfolio company and leading U S. merchant solutions provider, in an all-cash transaction valued at approximately $2.35 billion. The Company intends to finance the TransFirst acquisition with cash on hand and approximately $2.4 billion of additional indebtedness. In connection with the transaction, the Company entered into a commitment letter with certain of its lenders to provide a $2.0 billion bridge term loan facility (the “Bridge Term Loan Facility”) to finance the TransFirst acquisition to the extent the Company has not obtained alternative financing before the closing of the transaction. The transaction is currently expected to close in the second quarter of 2016 and is subject to regulatory approvals and other customary closing conditions. For additional information regarding the transaction, see TSYS’ Current Reports on Form 8-K filed on January 26, 2016 and January 27, 2016, which include the press release announcing the transaction, the stock purchase agreement for the transaction and the commitment letter for the Bridge Term Loan Facility. There can be no assurance that the proposed acquisition will be completed, or if it is completed, that the expected benefits of the transaction will be realized.

Entry into Credit Agreement

On February 23, 2016, TSYS entered into a Credit Agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as Administrative Agent and L/C Issuer, Bank of America, N.A., as Syndication Agent and L/C Issuer, The Bank of Tokyo-Mitsubishi UFJ, LTD., U.S. Bank National Association and Wells Fargo Bank, National Association, as Co-Documentation Agents, and the other lenders party thereto, with J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Tokyo-Mitsubishi UFJ, LTD., U.S. Bank National Association and Wells Fargo Securities, LLC as joint lead arrangers and joint bookrunners. The Credit Agreement provides TSYS with a $700 million five-year term loan facility broken consisting of (i) a $300 million term loan (the “Refinancing Term Loan”) funded upon entry into the Credit Agreement and (ii) a $400 million term loan (the “Delayed Draw Term Loan”). The Credit Agreement also provides TSYS with a $800 million unsecured revolving credit facility (the “Revolving Credit Facility”), which includes a $50 million sub-facility for the issuance of standby letters of credit.

The Refinancing Term Loan was used to repay in full TSYS’ outstanding loans and other obligations under that certain Credit Agreement, dated as of September 10, 2012, by and among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent thereunder, as amended, and that certain Credit Agreement, dated as of April 8, 2013, by and among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent thereunder, as amended. The Delayed Draw Term Loan will be available to be drawn to finance, in part, the TransFirst acquisition and related transactions, upon satisfaction of a limited set of conditions precedent. The Revolving Loan Facility will be available for draws for purposes of working capital and other general corporate purposes, including to finance, in part, the TransFirst acquisition and related transactions upon satisfaction of a limited set of conditions precedent.

Upon entering into the Credit Agreement, the total commitments under the Bridge Term Loan Facility were reduced from $2.0 billion to $1.15 billion by the amount of the Delayed Draw Term Loan commitment and the portion of the Revolving Loan Facility commitments in excess of $350 million.

For additional information regarding the Credit Agreement, see TSYS’ Current Report on Form 8-K filed on February 23, 2016.

Management performed an evaluation of the Company’s activity as of the date these audited financial statements were issued, and has concluded that, other than as set forth above, there are no significant subsequent events requiring disclosure.

Consolidated Balance Sheets

	December 31,
(in thousands, except per share data)	2015	2014
Assets
Current assets:
Cash and cash equivalents (Note 5)	$389,328	289,183
Accounts receivable, net of allowances for doubtful accounts, billing adjustments and merchant losses of $4.0 million and $5.2 million as of 2015 and 2014, respectively (Note 4)	314,705	283,203
Deferred income tax assets (Note 15)	24,670	15,190
Prepaid expenses and other current assets (Note 6)	154,199	98,974
Current assets of discontinued operations (Note 2)	—	4,003

Total current assets	882,902	690,553
Goodwill (Note 7)	1,545,424	1,547,397
Computer software, net of accumulated amortization of $680.6 million and $613.3 million as of 2015 and 2014, respectively (Note 9)	405,070	366,148
Other intangible assets, net of accumulated amortization of $257.1 million and $181.9 million as of 2015 and 2014, respectively (Note 8)	328,320	404,107
Property and equipment, net of accumulated depreciation and amortization of $457.3 million and $423.2 million as of 2015 and 2014, respectively (Note 10)	289,898	290,585
Contract acquisition costs, net of accumulated amortization of $287.9 million and $276.1 million as of 2015 and 2014, respectively (Note 11)	247,811	236,305
Equity investments, net (Note 12)	106,118	100,468
Deferred income tax assets (Note 15)	5,598	7,002
Other assets	97,159	91,016

Total assets	$3,908,300	3,733,581

Liabilities
Current liabilities:
Accrued salaries and employee benefits	$66,594	38,001
Accounts payable (Note 4)	52,213	48,793
Current portion of long-term borrowings (Note 13)	50,364	43,784
Current portion of obligations under capital leases (Note 13)	3,468	7,127
Other current liabilities (Note 14)	166,579	154,805
Current liabilities of discontinued operations (Note 2)	—	4,003

Total current liabilities	339,218	296,513
Long-term borrowings, excluding current portion (Notes 4 and 13)	1,379,971	1,398,132
Deferred income tax liabilities (Note 15)	216,470	211,820
Obligations under capital leases, excluding current portion (Note 13)	3,663	6,974
Other long-term liabilities	96,886	98,006

Total liabilities	2,036,208	2,011,445

Redeemable noncontrolling interest in consolidated subsidiary	23,410	22,492

Commitments and contingencies (Note 16)
Equity
Shareholders’ equity: (Notes 18 ,19 ,20 and 21)
Common stock — $0.10 par value. Authorized 600,000 shares; 202,769 and 202,775 issued as of 2015 and 2014, respectively; 182,781 and 184,939 outstanding as of 2015 and 2014, respectively	20,277	20,278
Additional paid-in capital	241,891	171,270
Accumulated other comprehensive income, net	(33,544)	(11,926)
Treasury stock, at cost (19,988 and 17,836 shares as of 2015 and 2014, respectively)	(641,664)	(453,230)
Retained earnings	2,256,058	1,966,370

Total shareholders’ equity	1,843,018	1,692,762

Noncontrolling interests in consolidated subsidiary	5,664	6,882

Total equity	1,848,682	1,699,644

Total liabilities and equity	$3,908,300	3,733,581

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share data)	2015	2014	2013
Total revenues (Notes 4 and 22)	$2,779,541	2,446,877	2,064,305

Cost of services	1,855,181	1,668,892	1,369,438
Selling, general and administrative expenses	390,253	346,345	312,367

Total operating expenses	2,245,434	2,015,237	1,681,805

Operating income	534,107	431,640	382,500
Nonoperating expenses, net	(37,219)	(38,711)	(30,024)

Income before income taxes and equity in income of equity investments	496,888	392,929	352,476
Income taxes (Note 15)	151,364	129,761	110,981

Income before equity in income of equity investments	345,524	263,168	241,495
Equity in income of equity investments, net of tax (Note 12)	22,106	17,583	13,047

Income from continuing operations, net of tax	367,630	280,751	254,542
Income from discontinued operations, net of tax	1,411	48,655	2,055

Net income	369,041	329,406	256,597
Net income attributable to noncontrolling interests	(4,997)	(6,534)	(11,847)

Net income attributable to Total System Services, Inc. (TSYS) common shareholders	$364,044	322,872	244,750

Basic earnings per share (EPS) attributable to TSYS common shareholders (Note 26)
Income from continuing operations to TSYS common shareholders	$1.97	1.48	1.31
Gain (loss) from discontinued operations to TSYS common shareholders	0.01	0.26	(0.01)

Net income attributable to TSYS common shareholders*	$1.98	1.73	1.30

Diluted EPS attributable to TSYS common shareholders (Note 26)
Income from continuing operations to TSYS common shareholders	$1.96	1.47	1.30
Gain (loss) from discontinued operations to TSYS common shareholders	0.01	0.25	(0.01)

Net income attributable to TSYS common shareholders*	$1.97	1.72	1.29

Amounts attributable to TSYS common shareholders:
Income from continuing operations	$362,633	275,216	246,893
Gain (loss) from discontinued operations	1,411	47,656	(2,143)

Net income	$364,044	322,872	244,750

*	EPS amounts may not total due to rounding

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
(in thousands)	2015	2014	2013
Net income	$369,041	329,406	256,597
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(21,719)	(19,531)	(4,081)
Less reclassifications of foreign currency translation adjustments to net income	—	3,514	—

Total foreign currency translation adjustments	(21,719)	(16,017)	(4,081)
Postretirement healthcare plan adjustments	(1,567)	589	1,895
Unrealized gain (loss) on available-for-sale securities	1,398	(668)	1,773

Other comprehensive loss	(21,888)	(16,096)	(413)

Comprehensive income	347,153	313,310	256,184
Comprehensive income attributable to noncontrolling interests	(4,727)	(6,113)	(9,092)

Comprehensive income attributable to TSYS common shareholders	$342,426	307,197	247,092

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2015	2014	2013
Cash flows from operating activities:
Net income	$369,041	329,406	256,597
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	258,264	248,018	205,351
Share-based compensation	41,549	30,790	28,933
Provisions for cardholder losses	41,264	38,381	11,912
Dividends received from equity investments	12,097	9,189	8,595
Charges for transaction processing provisions	6,976	9,468	7,458
Provisions for bad debt expenses, billing adjustments and merchant losses	4,495	2,823	2,000
Amortization of debt issuance costs	1,841	1,817	7,269
Amortization of bond discount	397	383	225
Loss on foreign currency	388	999	1,027
Gain on disposals of equipment, net	(397)	(293)	(79)
Gain on disposal of subsidiaries	(3,568)	(86,961)	—
Changes in value of private equity investments	(4,038)	(793)	(966)
Deferred income tax (benefit) expense	(4,083)	(8,963)	26,945
Equity in income of equity investments	(22,106)	(17,583)	(13,047)
Excess tax benefit from share-based payment arrangements	(24,357)	(7,185)	(3,528)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(39,218)	(33,406)	(8,667)
Prepaid expenses, other current assets and other long-term assets	(8,498)	(10,525)	(571)
Accounts payable	(3,987)	8,765	(52,042)
Accrued salaries and employee benefits	29,168	414	(403)
Other current liabilities and other long-term liabilities	(55,034)	45,457	(24,611)

Net cash provided by operating activities	600,194	560,201	452,398

Cash flows from investing activities:
Additions to contract acquisition costs	(58,728)	(88,871)	(55,965)
Purchases of property and equipment	(54,640)	(75,913)	(40,598)
Additions to licensed computer software from vendors	(50,729)	(29,638)	(63,635)
Additions to internally developed computer software	(39,219)	(41,501)	(33,600)
Purchases of private equity investments	(3,525)	(3,291)	(1,378)
Cash used in acquisitions, net of cash acquired	(750)	(38,584)	(1,314,660)
Proceeds from insurance recovery for loss on disposal	—	6,212	—
Proceeds from sale of private equity investment	1,839	—	—
Proceeds from dispositions, net of expenses paid and cash disposed	3,568	44,979	—

Net cash used in investing activities	(202,184)	(226,607)	(1,509,836)

Cash flows from financing activities:
Repurchases of common stock under plans and tax withholding	(242,235)	(170,516)	(103,857)
Dividends paid on common stock	(73,677)	(74,796)	(56,510)
Principal payments on long-term borrowings and capital lease obligations	(54,719)	(69,939)	(166,805)
Subsidiary dividends paid to noncontrolling shareholders	(5,028)	(7,172)	(7,321)
Purchase of noncontrolling interests	—	(37,500)	—
Debt issuance costs	—	—	(13,573)
Proceeds from long-term borrowings	1,912	1,396	1,395,661
Excess tax benefit from share-based payment arrangements	24,357	7,185	3,528
Proceeds from exercise of stock options	58,636	34,869	40,691

Net cash (used in) provided by financing activities	(290,754)	(316,473)	1,091,814

Cash and cash equivalents:
Effect of exchange rate changes on cash and cash equivalents	(7,111)	(6,168)	(3,758)

Net increase (decrease) in cash and cash equivalents	100,145	10,953	30,618
Cash and cash equivalents at beginning of period	289,183	278,230	247,612

Cash and cash equivalents at end of period	389,328	289,183	278,230
Less cash and cash equivalents of discontinued operations at end of period	—	—	(30,530)

Cash and cash equivalents of continued operations at end of period	$389,328	289,183	247,700

Supplemental cash flow information:
Interest paid	$40,425	40,969	23,157

Income taxes paid, net	$171,455	135,770	80,033

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity

		TSYS Shareholders
	Redeemable Noncontrolling Interests	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Noncontrolling Interests	Total Equity
(in thousands, except per share data)		Shares	Dollars
Balance as of December 31, 2012	$39,505	202,471	$20,247	141,793	1,408	(287,301)	1,549,063	19,725	$1,444,935
Net income	6,515	—	—	—	—	—	244,750	5,331	250,081
Other comprehensive income (Note 21)	—	—	—	—	2,341	—	—	(2,754)	(413)
Replacement share-based awards issued in connection with acquisition (Note 19)	—	—	—	(1,167)	—	16,723	—	—	15,556
Common stock issued from treasury shares for exercise of stock options (Note 19)	—	—	—	(700)	—	41,391	—	—	40,691
Common stock issued for nonvested awards (Note 19)	—	319	32	(32)	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 19)	—	—	—	(5,747)	—	5,747	—	—	—
Share-based compensation (Note 19)	—	—	—	28,972	—	—	—	—	28,972
Common stock issued from treasury shares for dividend equivalents (Note 19)	—	—	—	36	—	301	161	—	498
Cash dividends declared ($0.40 per share)	—	—	—	—	—	—	(75,770)	—	(75,770)
Purchase of treasury shares (Note 20)	—	—	—	—	—	(103,857)	—	—	(103,857)
Subsidiary dividends paid to noncontrolling interests	(6,368)	—	—	—	—	—	—	(953)	(953)
Tax benefits associated with share-based compensation	—	—	—	2,686	—	—	—	—	2,686

Balance as of December 31, 2013	39,652	202,790	20,279	165,841	3,749	(326,996)	1,718,204	21,349	1,602,426
Net income	4,650	—	—	—	—	—	322,872	1,884	324,756
Other comprehensive income (Note 21)	—	—	—	—	(15,675)	—	—	(421)	(16,096)
Common stock issued from treasury shares for exercise of stock options (Note 19)	—	—	—	1,955	—	32,914	—	—	34,869
Common stock unissued due to forfeiture of nonvested awards	—	(15)	(1)	1	—	—	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 19)	—	—	—	(11,142)	—	11,142	—	—	—
Share-based compensation (Note 19)	—	—	—	30,312	—	—	—	—	30,312
Common stock issued from treasury shares for dividend equivalents (Note 19)	—	—	—	185	—	226	—	—	411
Cash dividends declared ($0.40 per share)	—	—	—	—	—	—	(74,706)	—	(74,706)
Purchase of treasury shares (Note 20)	—	—	—	—	—	(170,516)	—	—	(170,516)
Subsidiary dividends paid to noncontrolling interests	(6,732)	—	—	—	—	—	—	(440)	(440)
Fair value of noncontrolling interest	(15,078)	—	—	(22,422)	—	—	—	—	(22,422)
Disposition of noncontrolling interest (Note 2)	—	—	—	—	—	—	—	(15,490)	(15,490)
Tax benefits associated with share-based compensation	—	—	—	6,540	—	—	—	—	6,540

Balance as of December 31, 2014	22,492	202,775	20,278	171,270	(11,926)	(453,230)	1,966,370	6,882	1,699,644
Net income	5,945	—	—	—	—	—	364,044	(948)	363,096
Other comprehensive income (Note 21)	—	—	—	—	(21,618)	—		(270)	(21,888)
Common stock issued from treasury shares for exercise of stock options (Note 19)	—	—	—	12,273	—	46,363	—	—	58,636
Common stock unissued due to forfeiture of nonvested awards	—	(6)	(1)	702	—	(701)	—	—	—
Common stock issued from treasury shares for nonvested awards (Note 19)	—	—	—	(7,982)	—	7,982	—	—	—
Share-based compensation (Note 19)	—	—	—	41,179	—	—	—	—	41,179
Common stock issued from treasury shares for dividend equivalents (Note 19)	—	—	—	186	—	163	—	—	349
Cash dividends declared ($0.40 per share)	—	—	—	—	—	—	(74,356)	—	(74,356)
Purchase of treasury shares (Note 20)	—	—	—	6	—	(242,241)	—	—	(242,235)
Subsidiary dividends paid to noncontrolling interests	(5,027)	—	—	—	—	—	—	—	—
Tax benefits associated with share-based compensation	—	—	—	24,257	—	—	—	—	24,257

Balance as of December 31, 2015	$23,410	202,769	$20,277	241,891	(33,544)	(641,664)	2,256,058	5,664	$1,848,682

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1:	Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS:    Total System Services, Inc.’s (TSYS’ or the Company’s) revenues are derived from providing payment processing, merchant services and related payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company also derives revenues by providing general-purpose reloadable (GPR) prepaid debit cards and payroll cards and alternative financial services to underbanked and other consumers. The Company’s services are provided through four operating segments: North America Services, International Services, Merchant Services and NetSpend.

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

ACCOUNTS RECEIVABLE:    Accounts receivable balances are stated net of allowances for doubtful accounts, billing adjustments and merchant losses.

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

TSYS records a provision for merchant losses. When estimating the provision for merchant losses, the Company considers historical loss rates. Increases in the provision for merchant losses are charged to expense and are reflected in cost of services expenses in the Company’s Consolidated Statements of Income. Write-offs of uncollectible amounts are charged against the provision for merchant losses.

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

LICENSED COMPUTER SOFTWARE:    The Company licenses software that is used in providing services to clients. Licensed software is obtained through perpetual licenses, term licenses, site licenses and through agreements based on processing capacity. Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from three to ten years. Term licenses are amortized over the term of the agreement. Mainframe software that is licensed based on processing capacity is amortized using a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with GAAP.

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

GOODWILL:    Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values. Equity investment goodwill, which is not reported as goodwill in the Company’s Consolidated Balance Sheet, but is reported as a component of the equity investment, was $49.4 million as of December 31, 2015.

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

TRANSACTION PROCESSING PROVISIONS:    The Company has recorded an accrual for contract contingencies (performance penalties) and processing errors. A significant number of the Company’s contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing for these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalties inherent in the Company’s contracts, progress towards milestones and known processing errors not covered by insurance. As of December 31, 2015, the Company had transaction processing provision of $6.5 million. These accruals are included in other current liabilities in the accompanying Consolidated Balance Sheets. Increases and decreases in transaction processing provisions are charged to cost of services in the Company’s Consolidated Statements of Income, and payments or credits for performance penalties and processing errors are charged against the accrual.

PROVISION FOR CARDHOLDER LOSSES:    The Company is exposed to losses due to cardholder fraud, payment defaults and other forms of cardholder activity as well as losses due to non-performance of third parties who receive cardholder funds for transmittal to the Issuing Banks (banks that issue MasterCard International or Visa USA, Inc. branded cards to customers). The Company establishes a reserve for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods and services. These reserves are established based upon historical loss and recovery rates and cardholder activity for which specific losses can be identified. The provision for cardholder losses was approximately $9.4 million as of December 31, 2015. The charges to provisions for cardholder losses are included in cost of services in the Consolidated Statements of Income. The Company regularly updates its reserve estimate as new facts become known and events occur that may impact the settlement or recovery of losses.

PROVISION FOR MERCHANT LOSSES:    The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder’s dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants on the first day after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a provision against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss provision was established using historical loss rates, applied to recent bankcard processing volume. As of December 31, 2015, the Company had a merchant loss provision in the amount of $1.3 million.

REDEEMABLE NONCONTROLLING INTEREST:    In connection with the acquisition of Central Payment Co., LLC (CPAY), the Company is party to call and put arrangements with respect to the membership units that represent the remaining noncontrolling interest of CPAY. The call arrangement is exercisable by TSYS and the put arrangement is exercisable by the seller. The put arrangement is outside the control of the Company by requiring the Company to purchase the seller’s entire equity interest in CPAY at a put price at fair value. The put arrangement is recorded on the balance sheet and is classified as redeemable noncontrolling interest outside of permanent equity.

FOREIGN CURRENCY TRANSLATION:    The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company’s Mexican and Chinese equity investments, the Company’s wholly-owned subsidiaries and the Company’s majority-owned subsidiaries, as well as the Company’s division and branches in the United Kingdom and China, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company’s foreign operations, net of tax when applicable, are accumulated in a separate section of shareholders’ equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change.

TREASURY STOCK:    The Company uses the cost method when it purchases its own common stock as treasury shares or issues treasury stock upon option exercises and displays treasury stock as a reduction of shareholders’ equity.

REVENUE RECOGNITION:    Revenue is recognized when it is realized or realizable and earned, which is deemed to occur when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been performed; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. The Company accrues for rights of refund, processing errors or penalties, or other related allowances based on historical experience.

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

When a sale involves multiple deliverables, revenue recognition is affected by the determination of the number of deliverables in an arrangement, whether those deliverables may be separated into multiple units of accounting, and the standalone selling price of each unit of accounting which affects the amount of revenue allocated to each unit. Pursuant to Accounting Standards Codification (ASC) 605 ”Revenue Recognition,” the Company uses vendor-specific objective evidence of the standalone selling price (VSOE) of its services when it exists to determine the amount of revenue to allocate to each unit of accounting. The Company establishes VSOE using the price charged when the same service is sold separately (on a standalone basis). In certain situations, the Company does not have sufficient VSOE. In these situations, TSYS considers whether sufficient third party evidence (TPE) of standalone selling price exists for the Company’s services. However, the Company typically is not able to determine TPE and has not used this measure of selling price due to the unique and proprietary nature of some of its services and the inability to reliably verify relevant standalone third party prices. When there is insufficient evidence of VSOE and TPE, the Company has made its best estimate of the standalone selling price (ESP) of that service for purposes of allocating revenue to each unit of accounting. When determining ESP, TSYS uses limited standalone sales data that do not meet the Company’s criteria to establish VSOE, management pricing strategies, residual selling price data when VSOE exists for a group of elements, the cost of providing the services and the related margin objectives. Consideration is also given to geographies in which the services are sold or delivered, customer classifications, and market conditions including competitor pricing strategies and benchmarking studies. Revenue is recognized when the revenue recognition criteria for each unit of accounting have been met.

As business and service offerings change in the future, the determination of the number of deliverables in an arrangement and related units of accounting and the future pricing practices may result in changes in the estimates of VSOE and ESP, which may change the ratio of fees allocated to each service or unit of accounting in a given customer arrangement. There were no material changes or impact to revenue for current contractual arrangements in the year ended December 31, 2015 due to any changes in the determination of the number of deliverables in an arrangement, units of accounting, or estimates of VSOE or ESP.

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

The Company’s other services generally have standalone value and constitute separate units of accounting for revenue recognition purposes. Customer arrangements entered into prior to 2011 (prior to the adoption of Accounting Standards Update (ASU) 2009-13 “Multiple-Deliverable Revenue Arrangements,” an update to ASC Topic 605 “Revenue Recognition,” and formerly known as EITF 08-1, “Revenue Arrangements with Multiple Deliverables”) often included services for which sufficient objective and reliable evidence of fair value did not exist. In these situations, the deliverables were combined and recognized as a single unit of accounting based on the proportional performance for the combined unit. For pre-2011 arrangements that have not expired, have not been materially modified or amended, or terminated, the Company continues to recognize revenue in accordance with these policies in the accompanying financial statements. Beginning in 2011, services in new or materially modified arrangements of this nature were divided into separate units of accounting and revenue is now allocated to each unit of accounting based on the relative selling price method as disclosed above. As the services in the pre-2011 arrangements are generally delivered over the same term with consistent patterns of performance, there is no material difference in the timing or pattern of revenue recognition for each group of arrangements (pre-2011 arrangements and those new or materially modified thereafter).

The Company’s multiple element arrangements may include one or more elements that are subject to other topics including software revenue recognition and leasing guidance. The consideration for these multiple element arrangements is allocated to each group of deliverables — those subject to ASC 605-25 and those subject to other topics based on the revised guidance in ASU 2009-13. Arrangement revenue for each group of deliverables is then further separated, allocated, and recognized based on applicable guidance.

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

NetSpend derives revenue from a portion of the interchange fees remitted by merchants when cardholders make purchases using their GPR cards. Subject to applicable law, interchange fees are fixed by the card associations and network organizations (Networks). Interchange revenue is recognized net of sponsorship, licensing and processing fees charged by the Networks for services they provide in processing purchase transactions routed through them. Interchange revenue is recognized during the period that the purchase transactions occur. Also included in interchange revenue are fees earned from branding agreements with the Networks.

In regards to taxes assessed by a governmental authority imposed directly on a revenue producing transaction, the Company reports its revenues on a net basis.

REIMBURSABLE ITEMS:    Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company’s clients. These expenses consist primarily of postage, access fees and third party software services.

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

The Company estimates forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by the Company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period the change in estimate occurred. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and other TSYS share-based awards. Currently, TSYS estimates a forfeiture rate in the range of 0% to 8%.

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

LEASES:    The Company is obligated under noncancelable leases for computer equipment, software and facilities. As these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. A lease is an agreement conveying the right to use property, software or equipment (land and/or depreciable assets) usually for a stated period of time. For purposes of applying the accounting and reporting standards, leases are classified from the standpoint of the lessee as capital or operating leases.

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

ADVERTISING:    Advertising costs are expensed as incurred or the first time the advertising takes place except for direct-response advertising and television advertising production costs. Direct-response advertising consists of commission paid to affiliate marketers for the new funded customer accounts generated by them. Direct-response advertising costs are capitalized and amortized over the average life of the new accounts, which is approximately one year. Television advertising production costs consist of the costs of developing and filming television ads. Television advertising production costs are capitalized when the production services are received and expensed in the period when the advertising first takes place. Advertising expense for 2015, 2014 and 2013 was $9.6 million, $5.7 million and $1.3 million, respectively.

INCOME TAXES:    Income taxes reflected in TSYS’ consolidated financial statements are computed based on the taxable income of TSYS and its affiliated subsidiaries. A consolidated U.S. federal income tax return is filed for TSYS and its majority-owned U.S. subsidiaries. Additionally, income tax returns are also filed in states where TSYS and its subsidiaries have filing obligations and in foreign jurisdictions where TSYS has a foreign affiliate.

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

NONCONTROLLING INTEREST:    Noncontrolling interests in earnings of subsidiaries represents the minority shareholders’ share of the net income or loss of TSYS Managed Services EMEA Limited (EMEA) and CPAY. The noncontrolling interests in the Consolidated Balance Sheet reflects the original investment by these shareholders in EMEA and CPAY, their proportional share of the earnings or losses and their proportional share of net gains or losses resulting from the currency translation of assets and liabilities of EMEA and CPAY.

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

RECLASSIFICATIONS:    Certain reclassifications have been made to the 2014 and 2013 financial statements to conform to the presentation adopted in 2015.

Recent Accounting Pronouncements

In November 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-17 “Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes,” which requires the classification of all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. Also, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowances also will be classified as noncurrent. The guidance is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2016. Early adoption is permitted. Companies can adopt the guidance either prospectively or retrospectively. The Company does not expect the adoption of this ASU to have a material impact on the Company’s financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Cost.” The amendments in this update will require entities to present debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the corresponding debt liability, consistent with debt discounts. The guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. The guidance will be applied retrospectively. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2018. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect on its ongoing financial reporting.

Note 2	Discontinued Operations

In accordance with GAAP, the Company determined its Japan-based businesses became discontinued operations in the first quarter of 2014.

The Company sold all of its stock of GP Network Corporation (GP Net) (representing 54% ownership of the company) and all of its stock of TSYS Japan Godo Kaisha (TSYS Japan) (representing 100% ownership of the company) in April 2014. Both entities were part of the International Services segment. The sale of the Company’s stock in both of its operations in Japan was the result of management’s decision during the first quarter of 2014 to divest non-strategic businesses and focus resources on core products and services. In 2014, the Company had a gain of $48.6 million, net of tax, related to the sales of its operations in Japan. In 2015, the Company recorded an additional gain of $1.4 million, net of tax, related to the return of cash that was placed in escrow during closing and tax adjustments associated with the transaction.

GP Net and TSYS Japan were not significant components of TSYS’ consolidated results.

The following table presents the main classes of assets and liabilities held for sale as of December 31, 2014:

(in thousands)	2014
Total assets	$4,003
Total liabilities	4,003

The following table presents the summarized results of discontinued operations for the years ended December 31, 2015, 2014 and 2013:

(in thousands)	2015	2014	2013
Total revenues	$—	$16,376	68,048

Income before taxes	$—	$1	3,443

Income tax (benefit) expense	$—	$(39)	1,388

Income from operating activities of discontinued operations, net of tax	$—	$40	2,055

Gain on dispositions, net of tax	$1,411	$48,615	—

Income from discontinued operations, net of tax	$1,411	$48,655	2,055

Income from discontinued operations, net of tax, attributable to noncontrolling interest	$—	$999	4,198

Income (loss) from discontinued operations, net of tax, attributable to TSYS common shareholders	$1,411	$47,656	(2,143)

Interest allocated to discontinued operations[1]	$—	$—	281

1	Interest expense relates to borrowings directly for use by Japan-based operations.

Note 3	Fair Value Measurement

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

The Company had no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2015, 2014 or 2013. Goodwill is assessed annually for impairment in the second quarter of each year using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step test. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit (RU) with its book value, including goodwill. If the fair value of the RU exceeds its book value, goodwill is considered not impaired and the second step of the impairment test is unnecessary. If the book value of the RU exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the RU’s goodwill with the book value of that goodwill. If the book value of the RU’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The fair value of the RU is allocated to all of the assets and liabilities of that unit as if the RU had been acquired in a business combination and the fair value of the RU was the purchase price paid to acquire the RU.

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

As of December 31, 2015, the Company had recorded goodwill in the amount of $1.5 billion. The Company performed its annual impairment test of its goodwill balances as of May 31, 2015, and this test did not indicate any impairment. The fair value of the RUs substantially exceeds the carrying value. Refer to Note 7 for more information regarding goodwill.

The fair value of the Company’s long-term debt and obligations under capital leases is not significantly different from its carrying value.

Note 4	Relationships with Affiliated Companies

TSYS has a note payable to Merchants Limited, which has a noncontrolling interest in EMEA. Refer to Note 13 for more information regarding this loan.

The Company provides miscellaneous services to Merchants Limited and to the Company’s equity investments, TSYS de México and CUP Data.

The foregoing related party arrangements and services are performed under contracts that are similar to its contracts with unrelated third party customers. The Company believes the terms and conditions of transactions between the Company and these related parties are comparable to those which could have been obtained in transactions with unaffiliated parties.

Through its related party transactions, TSYS generates accounts receivable and liability accounts with TSYS de México and CUP Data.

The Company had the following balances with related parties as of December 31, 2015 and 2014:

(in thousands)	2015	2014
Accounts receivable	$19	$19
Account payable	3,278	4,329

The table below details revenues and expenses derived from affiliated companies for the years ended December 31, 2015, 2014 and 2013:

(in thousands)	2015	2014	2013
Total revenues:
CUP Data	$116	232	229
TSYS de México	85	78	68

Total revenues	$201	310	297

Total operating expenses:
Merchants Limited	$4,202	9,842	5,739
TSYS de México	148	148	148

Total operating expenses	$4,350	9,990	5,887

Nonoperating expenses paid to Merchants Limited	$42	—	—

Note 5	Cash and Cash Equivalents

Cash and cash equivalent balances as of December 31, 2015 and 2014 are summarized as follows:

(in thousands)	2015	2014
Cash and cash equivalents in domestic accounts	$307,578	225,396
Cash and cash equivalents in foreign accounts	81,750	63,787

Total	$389,328	289,183

The Company maintains operating accounts outside the United States denominated in currencies other than the U.S. dollar. All amounts in domestic accounts are denominated in U.S. dollars.

NOTE 6	Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets as of December 31, 2015 and 2014 are summarized as follows:

(in thousands)	2015	2014
Prepaid expenses	$37,961	35,334
Supplies inventory	15,114	14,340
Income taxes receivable	51,322	259
Other	49,802	49,041

Total	$154,199	98,974

NOTE 7	Goodwill

In 2013, the Company allocated $1.0 billion to goodwill due to the acquisition of NetSpend. In 2014, the Company adjusted the NetSpend purchase price allocation to add an additional $8.5 million for settlement of the dissenting shareholder lawsuit and adjustments to deferred taxes. In 2015, the Company adjusted the NetSpend goodwill allocation to include an additional $627,000 for an adjustment to a sales and use tax reserve associated with the acquisition.

The gross amount and accumulated impairment losses of goodwill as of December 31, 2015 and 2014 are as follows:

	2015
(in thousands)	North America Services	International Services	Merchant Services	NetSpend	Consolidated
Gross amount	$70,796	29,081	415,973	1,033,586	$1,549,436
Accumulated impairment losses	(182)	(1,605)	(2,225)	—	(4,012)

Goodwill, net	$70,614	27,476	413,748	1,033,586	$1,545,424

	2014
	North America Services	International Services	Merchant Services	NetSpend	Consolidated
Gross amount	$70,796	31,681	415,973	1,032,959	$1,551,409
Accumulated impairment losses	(182)	(1,605)	(2,225)	—	(4,012)

Goodwill, net	$70,614	30,076	413,748	1,032,959	$1,547,397

The changes in the carrying amount of goodwill as of December 31, 2015 and 2014 are as follows:

(in thousands)	North America Services	International Services	Merchant Services	NetSpend	Consolidated
Balance as of December 31, 2013	$70,796	34,201	413,748	1,024,434	$1,543,179
Disposal of GP Net	(182)	(1,605)	—	—	(1,787)
NetSpend purchase price allocation	—	—	—	8,525	8,525
Currency translation adjustments	—	(2,520)	—	—	(2,520)

Balance as of December 31, 2014	$70,614	30,076	413,748	1,032,959	$1,547,397
NetSpend tax adjustment	—	—	—	627	627
Currency translation adjustments	—	(2,600)	—	—	(2,600)

Balance as of December 31, 2015	$70,614	$27,476	$413,748	$1,033,586	$1,545,424

Refer to Note 24 for more information on acquisitions.

Note 8	Other Intangible Assets, net

In 2015, the changes related to other gross intangible assets were related to foreign currency translation and an acquisition of an acquisition technology intangible asset. Refer to Note 24 for more information on acquisitions.

Significant components of other intangible assets as of December 31, 2015 and 2014 are summarized as follows:

	2015
(in thousands)	Gross	Accumulated Amortization	Net
Channel relationships	$318,600	(99,909)	$218,691
Customer relationships	166,579	(104,736)	61,843
Trade name	46,422	(24,422)	22,000
Database	28,000	(14,000)	14,000
Covenants-not-to-compete	14,940	(7,834)	7,106
Trade association	10,000	(5,750)	4,250
Favorable lease	875	(445)	430

Total	$585,416	(257,096)	$328,320

	2014
(in thousands)	Gross	Accumulated Amortization	Net
Channel relationships	$318,600	(60,079)	$258,521
Customer relationships	167,140	(87,201)	79,939
Trade name	46,480	(15,680)	30,800
Database	28,000	(8,400)	19,600
Covenants-not-to-compete	14,940	(5,551)	9,389
Trade association	10,000	(4,750)	5,250
Favorable lease	875	(267)	608

Total	$586,035	(181,928)	$404,107

Amortization related to other intangible assets, which is recorded in selling, general and administrative expenses, was $75.8 million, $77.3 million and $50.0 million for 2015, 2014 and 2013, respectively.

The weighted average useful life for each component of other intangible assets, and in total, as of December 31, 2015 is as follows:

Weighted Average Amortization Period (Yrs)
Channel relationships	8.0
Customer relationships	8.2
Trade name	4.9
Database	5.0
Covenants-not-to-compete	5.3
Trade association	10.0
Favorable Lease	4.9

Total	7.6

Estimated future amortization expense of other intangible assets as of December 31, 2015 for the next five years is:

(in thousands)
2016	$75,213
2017	74,823
2018	60,166
2019	47,870
2020	43,711

Note 9	Computer Software, net

Computer software as of December 31, 2015 and 2014 is summarized as follows:

(in thousands)	2015	2014
Licensed computer software	$513,443	435,701
Software development costs	404,238	376,026
Acquisition technology intangibles	167,971	167,687

Total computer software	1,085,652	979,414

Less accumulated amortization:
Licensed computer software	282,563	243,866
Software development costs	287,863	275,512
Acquisition technology intangibles	110,156	93,888

Total accumulated amortization	680,582	613,266

Computer software, net	$405,070	366,148

The Company held the following computer software under capital lease as of December 31, 2015 and 2014:

(in thousands)	2015	2014
Licensed computer software	$18,206	17,625
Less accumulated amortization	(8,175)	(4,816)

Licensed computer software, net	$10,031	12,809

Amortization expense includes amounts for computer software acquired under capital lease. The Company had the following amortization expense related to computer software for the years ended December 31, 2015, 2014 and 2013:

(in thousands)	2015	2014	2013
Amortization expense related to:
Licensed computer software	$41,823	36,775	33,511
Software development costs	22,740	25,248	21,430
Acquisition technology intangibles	16,734	19,683	15,855

The weighted average useful life for each component of computer software, and in total, as of December 31, 2015, is as follows:

Weighted Average Amortization Period (Yrs)
Licensed computer software	5.4
Software development costs	6.1
Acquisition technology intangibles	6.8

Total	5.9

Estimated future amortization expense of licensed computer software, software development costs and acquisition technology intangibles as of December 31, 2015 for the next five years is:

(in thousands)	Licensed Computer Software	Software Development Costs	Acquisition Technology Intangibles
2016	$36,207	27,312	15,352
2017	31,034	21,608	13,868
2018	25,345	16,041	11,393
2019	13,617	9,916	11,393
2020	8,899	7,343	5,734

Note 10	Property and Equipment, net

Property and equipment balances as of December 31, 2015 and 2014 are as follows:

(in thousands)	2015	2014
Computer equipment	$346,387	317,862
Buildings and improvements	244,938	243,211
Furniture and other equipment	138,727	135,741
Land	16,577	16,763
Other	597	204

Total property and equipment	747,226	713,781
Less accumulated depreciation and amortization	457,328	423,196

Property and equipment, net	$289,898	290,585

The Company has various types of equipment under capital lease arrangements. The Company has the following amounts of equipment under capital lease obligations as of December 31, 2015 and 2014:

(in thousands)	2015	2014
Computer equipment	$55,450	49,118
Furniture and other equipment	5,374	5,374

Total equipment	60,824	54,492

Less accumulated depreciation:
Computer and other equipment	(36,134)	(29,816)
Furniture and other equipment	(2,731)	(1,666)

Total accumulated depreciation	(38,865)	(31,482)

Total equipment, net	$21,959	23,010

Depreciation and amortization expense includes amounts for computer equipment, furniture and other equipment acquired under capital lease. Depreciation and amortization expense related to property and equipment was $56.6 million, $53.5 million and $45.5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 11	Contract Acquisition Costs, net

Significant components of contract acquisition costs as of December 31, 2015 and 2014 are summarized as follows:

(in thousands)	2015	2014
Conversion costs, net	$159,000	159,339
Payments for processing rights, net	88,811	76,966

Total	$247,811	236,305

Amortization expense related to contract acquisition cost for the years ended December 31, 2015, 2014 and 2013 are as follows:

(in thousands)	2015	2014	2013
Amortization expense related to:
Conversion costs	$27,392	17,816	19,515
Payments for processing rights	17,039	16,209	13,099

The weighted average useful life for each component of contract acquisition costs, and in total, as of December 31, 2015 is as follows:

Weighted Average Amortization Period (Yrs)
Payments for processing rights	14.7
Conversion costs	12.3

Total	13.3

Estimated future amortization expense of conversion costs and payments for processing rights as of December 31, 2015 for the next five years is:

(in thousands)	Conversion Costs	Payments for Processing Rights
2016	$32,122	17,394
2017	29,148	15,978
2018	25,656	14,561
2019	21,149	12,277
2020	17,800	10,167

Note 12	Equity Investments

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

TSYS’ equity in income of equity investments (net of tax) for the years ended December 31, 2015, 2014 and 2013 was $22.1 million, $17.6 million and $13.0 million, respectively.

A summary of TSYS’ equity investments as of December 31, 2015 and 2014 is as follows:

(in thousands)	2015	2014
CUP Data	$98,518	92,738
TSYS de México	7,600	7,730

Total	$106,118	100,468

Note 13	Long-term Borrowings and Capital Lease Obligations

Long-term debt as of December 31, 2015 and 2014 consists of:

(in thousands)	2015	2014
2.375% Senior Notes due June 1, 2018 (5 year tranche), net of discount	$549,919	549,889
3.75% Senior Notes due June 1, 2023 (10 year tranche), net of discount	546,746	546,379
LIBOR + 1.125%, unsecured term loan, due April 8, 2018, with quarterly principal and interest payments	175,000	185,000
LIBOR + 1.125%, unsecured term loan, due September 10, 2017, with quarterly principal and interest payments	120,000	131,250
1.38% note payable due January 31, 2017, with monthly interest and principal payments	30,000	—
1.50% note payable, due September 30, 2016, with monthly interest and principal payments	5,132	11,886
LIBOR + 2.0%, unsecured term loan, due December 7, 2017, with monthly interest payments and principal paid at maturity	3,202	1,396
1.50% note payable, due January 31, 2016, with monthly interest and principal payments	336	4,332
1.50% note payable, due December 31, 2015, with monthly interest and principal payments	—	10,075
1.50% note payable, due July 31, 2015, with monthly interest and principal payments	—	1,709

Total debt	1,430,335	1,441,916
Less current portion	50,364	43,784

Noncurrent portion of long-term debt	$1,379,971	1,398,132

During December 2014, EMEA obtained a £900,000, or approximately $1.4 million term loan. In September 2015, TSYS increased the loan by £1.3 million, or approximately $1.9 million. The loan bears interest at a rate of LIBOR plus two percent. The loan matures in December 2017, and has monthly interest payments. The lender in this transaction is Merchants Limited, who has a noncontrolling interest in EMEA. The balance as of December 31, 2015 was $3.2 million.

In December 2015, the Company entered into a $30.0 million financing agreement for perpetual software licenses. The balance as of December 31, 2015 was $30.0 million.

In September 2014, the Company entered into a $13.6 million financing agreement for perpetual software licenses. The balance as of December 31, 2015 was $5.1 million.

In December 2013, the Company entered into a $20.0 million financing arrangement to purchase additional software licenses. The financing arrangement was repaid in 2015.

TSYS acquired additional mainframe software licenses to increase capacity in 2012. The Company entered into an $8.6 million and an $11.9 million financing agreement in June and December of 2012, respectively, to purchase these additional software licenses. The balance as of December 31, 2015 for the $11.9 million financing agreement was $0.3 million. The $8.6 million financing agreement was repaid in 2015.

In addition, TSYS maintains an unsecured credit agreement with Columbus Bank and Trust. The credit agreement has a maximum available principal balance of $5.0 million, with interest at prime. TSYS did not use the credit facility during 2015, 2014 or 2013.

Acquisition-Related Borrowings

In April 2013, the Company entered into a Credit Agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., as Syndication Agent, Regions Bank

and U.S. Bank National Association, as Documentation Agents, and other lenders party thereto, with J.P. Morgan Securities LLC, The Bank of Tokyo Mitsubishi UFJ, Ltd., Regions Capital Markets, and U.S. Bank National Association as joint lead arrangers and joint bookrunners. The Credit Agreement provides for a five-year term loan to the Company in the amount of $200.0 million (the “Term Loan”) and bears interest at LIBOR plus 1.125%, which are subject to adjustment based on changes in the Company’s credit ratings, with margins ranging from 1.00% to 1.75%. As of December 31, 2015, the outstanding balance on the Credit Agreement was $175.0 million.

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

In May 2013, the Company closed its issuance (the “Transaction”) of $550.0 million aggregate principal amount of 2.375% Senior Notes due 2018 and $550.0 million aggregate principal amount of 3.750% Senior Notes due 2023 (collectively, the “Notes”) pursuant to an Underwriting Agreement with J.P. Morgan Securities LLC, as representative of certain underwriters (the “Underwriters”), whereby the Company agreed to sell and the Underwriters agreed to purchase the Notes from the Company, subject to and upon the terms and conditions set forth in the Underwriting Agreement. The interest on the Notes are payable semiannually. The Company paid fees in 2013 associated with the issuance of these Notes of approximately $8.9 million and recorded discounts of approximately $4.3 million that are being amortized over the life of the Notes. The Company used the net proceeds of the Transaction to pay a portion of the $1.4 billion purchase price of the Company’s acquisition of NetSpend and related fees and expenses. The Notes were issued pursuant to an Indenture dated as of May 22, 2013 between the Company and Wells Fargo Bank, National Association, as trustee. The balance as of December 31, 2015 was $549.9 million net of discount for the Senior Notes due June 2018 and $546.7 million net of discount for the Senior Notes due June 2023.

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

Amendment to Existing Credit Agreement

In September 2012, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Regions Bank and U.S. Bank National Association, as Syndication Agents, and the other lenders named therein, with J.P. Morgan Securities LLC, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Regions Capital Markets and U.S. Bank National Association, as joint lead arrangers and joint bookrunners (the “Existing Credit Agreement”). The Existing Credit Agreement provides for a $350.0 million five-year unsecured revolving credit facility (which may be increased by up to an additional $350.0 million under certain circumstances) and includes a $50.0 million subfacility for the issuance of standby letters of credit and a $50.0 million subfacility for swingline loans. The Existing Credit Agreement also provides for a $150 million five-year unsecured term loan, which was fully funded on the closing of the Existing Credit Agreement. As of December 31, 2015, the outstanding balance on the Existing Credit Agreement was $120.0 million.

In April 2013, the Company entered into the First Amendment to the Existing Credit Agreement (the “Revolver”) in order to conform certain provisions of the Existing Credit Agreement to the Credit Agreement for the Term Loan. On July 1, 2013, an additional $100.0 million was used as funding in the NetSpend Merger. As of December 31, 2015, there was no outstanding balance on the Revolver.

The Credit Agreement for the aforementioned loan provided for a $168.0 million unsecured five-year term loan to the Company, which was repaid in 2012 and a $252.0 million five year unsecured revolving credit facility. The principal balance of loans outstanding under the credit facility bears interest at a rate of LIBOR plus an applicable margin of 0.60%. The applicable margin could vary within a range from 0.27% to 0.725% depending on changes in the Company’s corporate credit rating. Interest was paid on the last date of each interest period; however, if the period exceeded three months, interest was paid every three months after the beginning of such interest period. In addition, the Company paid each lender a fee in respect of the amount of such lender’s commitment under the revolving credit facility (regardless of usage), ranging from 0.08% to 0.15% depending on the Company’s corporate credit rating.

The Company was able to prepay the revolving credit facility and the term loan in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders’ customary breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Credit Agreement included covenants requiring the Company to maintain certain minimum financial ratios. The Company did not use the revolving credit facility in 2015.

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2015 are summarized as follows:

(in thousands)
2016	$50,364
2017	143,305
2018	690,000
2019	—
2020	—

Capital lease obligations as of December 31, 2015 and 2014 consist of:

(in thousands)	2015	2014
Capital lease obligations	$7,131	14,101
Less current portion	3,468	7,127

Noncurrent portion of capital leases	$3,663	6,974

The Company acquires various computer equipment, software, machinery and equipment and furniture and fixtures under capital lease obligations. Refer to Notes 9, 10 and 23 for more information. The capital lease obligations have various payment terms for each capital lease obligation, including single payment leases, monthly, quarterly and annually. The lease terms for the equipment and software range from one to six years.

The future minimum lease payments under capital leases as of December 31, 2015 are summarized as follows:

(in thousands)
2016	$3,611
2017	2,687
2018	1,001
2019	63
2020	—

Total minimum lease payments	7,362
Less amount representing interest	(231)

Principal minimum lease payments	$7,131

Note 14	Other Current Liabilities

Significant components of other current liabilities as of December 31, 2015 and 2014 are summarized as follows:

(in thousands)	2015	2014
Deferred revenues	$39,863	41,773
Accrued expenses	26,017	23,617
Dividends payable	19,367	19,006
Other	81,332	70,409

Total	$166,579	154,805

Note 15	Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the Consolidated Statements of Income were as follows:

	Years Ended December 31,
(in thousands)	2015	2014	2013
Current income tax expense:
Federal	$139,228	126,203	74,327
State	9,255	5,161	2,949
Foreign	4,762	7,694	6,822

Total current income tax expense	153,245	139,058	84,098

Deferred income tax expense (benefit):
Federal	(2,198)	(3,623)	27,447
State	442	(2,039)	(55)
Foreign	(125)	(3,635)	(509)

Total deferred income tax expense (benefit)	(1,881)	(9,297)	26,883

Total income tax expense	$151,364	129,761	110,981

	Years Ended December 31,
(in thousands)	2015	2014	2013
Components of income before income tax expense:
Domestic	$488,515	369,888	328,052
Foreign	8,373	23,041	24,424

Total income before income tax expense	$496,888	392,929	352,476

Income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes, noncontrolling interest and equity in income of equity investments as a result of the following:

	Years Ended December 31,
(in thousands)	2015	2014	2013
Computed “expected” income tax expense	$173,911	137,525	123,367
Increase (decrease) in income tax expense resulting from:
International tax rate differential and equity income	8,367	6,541	1,870
State income tax expense, net of federal income tax effect	7,101	4,823	3,408
Increase (decrease) in valuation allowance	(517)	(4,550)	1,715
Tax credits	(28,831)	(3,459)	(6,141)
Deduction for domestic production activities	(11,550)	(8,750)	(8,225)
Permanent differences and other, net	2,883	(2,369)	(5,013)

Total income tax expense	$151,364	129,761	110,981

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability as of December 31, 2015 and 2014 relate to the following:

	As of December 31,
(in thousands)	2015	2014
Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$29,522	31,978
Allowances for doubtful accounts and billing adjustments	1,399	1,328
Deferred revenue	31,713	31,240
Share-based compensation	22,088	24,449
Other, net	34,673	24,743

Total deferred income tax assets	119,395	113,738
Less valuation allowance for deferred income tax assets	(18,446)	(18,963)

Net deferred income tax assets	100,949	94,775

Deferred income tax liabilities:
Excess tax over financial statement depreciation	(61,161)	(53,527)
Computer software development costs	(82,835)	(67,703)
Purchase accounting adjustments	(114,171)	(136,701)
Foreign currency translation	(4,522)	(7,642)
Other, net	(24,462)	(18,830)

Total deferred income tax liabilities	(287,151)	(284,403)

Net deferred income tax liabilities	$(186,202)	(189,628)

Total net deferred tax assets (liabilities):
Current	$24,670	15,190
Noncurrent	(210,872)	(204,818)

Net deferred income tax liability	$(186,202)	(189,628)

As of December 31, 2015, TSYS had recognized deferred tax assets from net operating losses and federal and state income tax credit carryforwards of $4.5 million and $25.0 million, respectively. As of December 31, 2014, TSYS had recognized deferred tax assets from net operating losses and federal and state income tax credit carryforwards of $5.9 million and $26.1 million, respectively

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $18.4 million and $19.0 million at December 31, 2015 and 2014, respectively. The decrease in the valuation allowance for deferred income tax assets was $0.5 million for 2015. The decrease relates to foreign and state losses which, more likely than not, will not be realized in later years.

TSYS has adopted the permanent reinvestment exception under GAAP, with respect to future earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested. No provision for U.S. federal and state incomes taxes has been made in the consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $83.9 million as of December 31, 2015. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, would subject the Company to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, and withholding taxes payable to the various non-U.S. countries. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

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

GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return. During the year ended December 31, 2015, TSYS increased its liability for prior year uncertain income tax positions as a discrete item by a net amount of approximately $6.4 million (net of the federal tax effect). The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax liabilities is as follows 1:

(in millions)	Year Ended December 31, 2015
Beginning balance	$6.7
Current activity:
Additions based on tax positions related to current year	2.3
Additions for tax positions of prior years	4.7
Reductions for tax positions of prior years	(0.6)

Net, current activity	6.4

Ending balance	$13.1

1	Unrecognized state tax liabilities are not adjusted for the federal tax impact

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the Consolidated Statements of Income. Gross accrued interest and penalties on unrecognized tax benefits totaled $0.7 million and $0.3 million as of December 31, 2015 and December 31, 2014, respectively. The total amounts of unrecognized income tax benefits as of December 31, 2015 and December 31, 2014 that, if recognized, would affect the effective tax rates are $13.2 million and $6.5 million (net of the federal benefit on state tax issues), respectively, which includes interest and penalties of $0.5 million and $0.2 million, respectively.

Note 16	Commitments and Contingencies

LEASE COMMITMENTS:    TSYS is obligated under noncancelable operating leases for computer equipment, software and facilities.

The future minimum lease payments under noncancelable operating leases with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2015, are as follows:

(in thousands)
2016	$121,892
2017	117,137
2018	101,413
2019	99,426
2020	30,733
Thereafter	22,716

Total future minimum lease payments	$493,317

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allow the Company to continually update its computer equipment. Total rental expense under all operating leases in 2015, 2014 and 2013 was $124.8 million, $105.2 million and $93.4 million, respectively.

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

Telexfree Matter

ProPay, Inc. (“ProPay”), a subsidiary of the Company, has been named as one of a number of defendants (including other merchant processors) in several purported class action lawsuits relating to the activities of Telexfree, Inc. and its affiliates and principals. Telexfree is a former merchant customer of ProPay. With regard to Telexfree, each purported class action lawsuit generally alleges that Telexfree engaged in an improper multi-tier marketing scheme involving voice-over Internet protocol telephone services. The plaintiffs in each of the purported class action complaints generally allege that the various merchant processor defendants, including ProPay, aided and abetted the improper activities of Telexfree. Telexfree filed for bankruptcy protection in Nevada. The bankruptcy proceeding was subsequently transferred to the Massachusetts Bankruptcy Court.

Specifically, ProPay has been named as one of a number of defendants (including other merchant processors) in each of the following purported class action complaints relating to Telexfree: (i) Waldermara Martin, et al. v. TelexFree, Inc., et al. (Case No. BK-S-14-12524-ABL) filed on May 3, 2014 in the United States Bankruptcy Court District of Nevada, (ii) Anthony Cellucci, et al. v. TelexFree, Inc., et. al. (Case No. 4: 14-BK-40987) filed on May 15, 2014 in the United States Bankruptcy Court District of Massachusetts, (iii) Maduako C. Ferguson Sr., et al. v. Telexelectric, LLLP, et. al (Case No. 5: 14-CV-00316-D) filed on June 5, 2014 in the United States District Court of North Carolina, (iv) Todd Cook v. TelexElectric LLLP et al. (Case No. 2: 14-CV-00134), filed on June 24, 2014 in the United States District Court for the Northern District of Georgia, (v) Felicia Guevara v. James M. Merrill et al., CA No. 1: 14-cv-22405-DPG), filed on June 27, 2014 in the United State District Court for the Southern District of Florida, and (vi) Reverend Jeremiah Githere, et al. v. TelexElectric LLLP et al. (Case No. 1: 14-CV-12825-GAO), filed on June 30, 2014 in the United States District Court for the District of Massachusetts (together, the “Actions”). On October 21, 2014, the Judicial Panel on Multidistrict Litigation transferred and consolidated the Actions before the United States District Court for the District of Massachusetts (the “Consolidated Action”).

Following the Judicial Panel on Multidistrict Litigation’s October 21, 2014 order, four additional cases arising from the alleged TelexFree scheme were transferred to the United States District Court for the District of Massachusetts for coordinated or consolidated proceedings, including (i) Paulo Eduardo Ferrari et al. v. Telexfree, Inc. et al. (Case No. 14-04080); (ii) Magalhaes v. TelexFree, Inc., et al., No. 14-cv-12437 (D. Mass.); (iii) Griffith v. Merrill et al., No. 14-CV-12058 (D. Mass.); Abelgadir v. Telexelectric, LLP, No. 14-09857 (S.D.N.Y.) In addition, on September 23, 2015, a putative class action relating to TelexFree was filed in the United States District Court for the District of Arizona, styled Rita Dos Santos, Putative Class Representatives and those Similarly Situated v. TelexElectric, LLLP et al., 2: 15-cv-01906-NVW (the “Arizona Action”). The Arizona Action makes claims similar to those alleged in the consolidated action pending before the United States District Court for the District of Massachusetts. On September 29, 2015, a group of certain defendants to the Consolidated Action, including ProPay, filed a “tag along” notice with the Judicial Panel on Multidistrict Litigation, asking that the Arizona Action be transferred to the District of Massachusetts where it can be consolidated or coordinated with the Consolidated Action. On October 20, 2015, the Judicial Panel on Multidistrict Litigation transferred the Arizona Action to the District of Massachusetts.

The United States District Court for the District of Massachusetts appointed lead plaintiffs’ counsel on behalf of the putative class of plaintiffs in the Consolidated Action. On March 31, 2015, the plaintiffs filed a First Consolidated Amended Complaint (the “Consolidated Complaint”). The Consolidated Complaint purports to bring claims on behalf of all persons who purchased certain TelexFree “memberships” and suffered a “net loss” between January 1, 2012 and April 16, 2014. The Consolidated Complaint supersedes the complaints filed prior to consolidation of the Actions, and alleges that ProPay aided and abetted tortious acts committed by TelexFree, and that ProPay was unjustly enriched in the course of providing payment processing services to TelexFree. On April 30, 2015, the plaintiffs filed a Second Consolidated Amended Complaint (the “Second Amended Complaint”), which amends and supersedes the Consolidated Complaint. Like the Consolidated Complaint, the Second Amended Complaint generally alleges that ProPay aided and abetted tortious acts committed by TelexFree, and that ProPay was unjustly enriched in the course of providing payment processing services to TelexFree.

Several defendants, including ProPay, moved to dismiss the Second Amended Complaint on June 2, 2015. Briefing on those motions closed on October 16, 2015. The court held a hearing on the motions to dismiss on November 2, 2015. At present, pursuant to a court order, all discovery in the action is stayed pending the resolution of parallel criminal proceedings against certain former principals of TelexFree, Inc.

ProPay has also received various subpoenas, a seizure warrant and other inquiries requesting information regarding Telexfree from (i) the Commonwealth of Massachusetts, Securities Division, (ii) United States Securities and Exchange Commission, (iii) US Immigration and Customs Enforcement, and (iv) the bankruptcy Trustee of the Chapter 11 entities of Telexfree, Inc., Telexfree, LLC and Telexfree Financial, Inc. Pursuant to the seizure warrant served by the United States Attorney’s Office for the District of Massachusetts, ProPay delivered all funds associated with Telexfree held for chargeback and other purposes by ProPay to US Immigration and Customs Enforcement. In addition, ProPay received a notice of potential claim from the bankruptcy Trustee as a result of the relationship of ProPay with Telexfree and its affiliates.

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

A portion of the Company’s business is conducted through distributors that provide load and reload services to cardholders at their locations. Members of the Company’s distribution and reload network collect cardholder funds and remit them by electronic transfer to the Issuing Banks for deposit in the cardholder accounts. The Company’s Issuing Banks typically receive cardholders’ funds no earlier than three business days after they are collected by the distributor. If any distributor fails to remit cardholders’ funds to the Company’s Issuing Banks, the Company typically reimburses the Issuing Banks for the shortfall created thereby. The Company manages the risk associated with this process through a formalized set of credit standards, volume limits and deposit requirements for certain distributors and by typically maintaining the right to offset any settlement shortfall against the commissions payable to the relevant distributor. To date, the Company has not experienced any significant losses associated with settlement failures and the Company had not recorded a settlement guarantee liability as of December 31, 2015. As of December 31, 2015, the Company’s estimated gross settlement exposure was $9.9 million.

GPR cardholders can incur charges in excess of the funds available in their accounts and are liable for the resulting overdrawn account balance. Although the Company generally declines authorization attempts for amounts that exceed the available balance in a cardholder’s account, the application of the Networks’ rules and regulations, the timing of the settlement of transactions and the assessment of subscription, maintenance or other fees can, among other things, result in overdrawn card accounts. The Company also provides, as a courtesy and in its discretion, certain cardholders with a “cushion” that allows them to overdraw their card accounts by up to $10. In addition, eligible cardholders may enroll in the Issuing Banks’ overdraft protection programs and fund transactions that exceed the available balance in their accounts. The Company generally provides the funds used as part of these overdraft programs (one of the Company’s Issuing Banks will advance the first $1.0 million on behalf of its cardholders) and is responsible to the Issuing Banks for any losses associated with any overdrawn account balances. As of December 31, 2015 and 2014, cardholders’ overdrawn account balances totaled $17.9 million and $14.0 million, respectively. As of December 31, 2015 and 2014, the Company’s reserves for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods or services was $9.4 million and $6.3 million, respectively.

The Company has not recorded a liability for guarantees or indemnities in the accompanying consolidated balance sheet since the maximum amount of potential future payments under such guarantees and indemnities is not determinable.

PRIVATE EQUITY INVESTMENTS:    The Company has entered into limited partnership agreements in connection with investing in two Atlanta-based venture capital funds focused exclusively on investing in technology-enabled financial services companies. Pursuant to each limited partnership agreement, the Company has committed to invest up to $20.0 million in each fund so long as its ownership interest in each fund does not exceed 50%. As of December 31, 2015 and 2014, the Company had made contributions to the funds of $15.0 million and $10.8 million, respectively. The Company had investments, including gains, totaling $17.6 million and

$11.9 million, respectively, as of December 31, 2015 and 2014. The Company recognized gains of $4.0 million, $0.8 million, and $1.0 million due to increases in fair value in the years ended December 31, 2015, 2014 and 2013, respectively.

Note 17	Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. The employee benefit plans through which TSYS provided benefits to its employees during 2015 are described as follows:

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

The Company also maintains a stock purchase plan for employees. The Company contributes 15% of employee contributions. The funds are used to purchase presently issued and outstanding shares of TSYS common stock on the open market at fair market value for the benefit of participants. The Company’s contributions to the plans charged to expense for the years ended December 31, 2015, 2014 and 2013 are as follows:

(in thousands)	2015	2014	2013
TSYS Retirement Savings Plan	$24,169	17,531	14,506
TSYS Stock Purchase Plan	1,378	1,288	1,236

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

DIVIDENDS:    Dividends on common stock of $73.7 million were paid in 2015, compared to $74.8 million and $56.5 million in 2014 and 2013, respectively. The increase in dividends paid in 2014 compared to 2013 is due to the acceleration of payment of the fourth quarter 2012 dividend. The fourth quarter 2012 dividend payment was paid in December 2012, rather than January 2013, to allow shareholders to benefit from the lower dividend tax rate that was set to expire on December 31, 2012.

EQUITY COMPENSATION PLANS:    The following table summarizes TSYS’ equity compensation plans by category as of December 31, 2015:

(in thousands, except per share data) Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	4,475	$28.07	[1]	8,550	[2]

The Company does not have any equity compensation plans that were not approved by security holders.

1	Weighted-average exercise price represents 2,887 thousand options only and does not include performance shares and other awards that have no exercise price.

2	Shares available for future grants under the Total System Services Inc. 2007 Omnibus Plan and 2012 Omnibus Plan, which could be in the form of options, nonvested awards and performance shares.

Note 19	Share-Based Compensation

General Description of Share-Based Compensation Plans

TSYS has various long-term incentive plans under which the Compensation Committee of the Board of Directors has the authority to grant share-based compensation to TSYS employees.

Stock options generally become exercisable in three equal annual installments on the anniversaries of the date of grant and expire ten years from the date of grant. The required service period for retirement eligible employees is typically 12 or 18 months. For retirement eligible employees who retire prior to completing this required service period, the options vest on a pro-rata basis based upon the number of months employed during the full service period. For retirement eligible employees who retire after the required 18-month service period, the options become fully vested upon retirement. For retirement eligible employees who retire after the required 12-month service period, the option holder is deemed to have continued employment through the end of the vesting period and the options continue to vest in accordance with their terms.

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

The plans are administered by the Compensation Committee of the Company’s Board of Directors and enable the Company to grant nonqualified and incentive stock options, stock appreciation rights, restricted stock and restricted stock units, performance units or performance shares, cash-based awards and other stock-based awards.

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS’ common stock at the time of grant. Any shares related to awards which terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such shares, are settled in cash in lieu of shares, or are exchanged with the Committee’s permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the various plans. The aggregate number of shares of TSYS stock which may be granted to participants pursuant to awards granted under the various plans may not exceed the following: Total System Services, Inc. 2012 Omnibus Plan -17 million shares; Total System Services, Inc. 2007 Omnibus Plan -5 million shares; Total System Services, Inc. 2002 Long-Term Incentive Plan -9.4 million shares; and Total System Services, Inc. 2000 Long-Term Incentive Plan -2.4 million shares. Effective February 1, 2010 and March 5, 2012, no additional awards may be made from the Total System Services, Inc. 2000 and 2002 Long-Term Incentive Plans, respectively.

Share-Based Compensation

Share-based compensation costs are classified as selling, general and administrative expenses on the Company’s statements of income and corporate administration and other expenses for segment reporting purposes. TSYS does not include amounts associated with share-based compensation as costs capitalized as software development and contract acquisition costs as these awards are typically granted to individuals not involved in capitalizable activities. For the year ended December 31, 2015, share-based compensation was $41.5 million compared to $30.8 million and $28.9 million for the same periods in 2014 and 2013, respectively.

Nonvested Awards

The Company granted shares of TSYS common stock to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued under nonvested stock bonus awards and are typically for services to be provided in the future by such officers and employees. The grants to the Board of Directors were fully vested on the date of grant.

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

The following table summarizes the number of shares granted each year:

	2015	2014	2013
Number of shares	388,211	672,724	1,667,246
Market value (in millions)	$14.9	20.6	41.3

A summary of the status of TSYS’ nonvested shares as of December 31, 2015, 2014 and 2013 and the changes during the periods are presented below:

	2015		2014		2013
(in thousands, except per share data) Nonvested shares	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Outstanding at beginning of year	1,769	$26.75	1,783	$24.19	554	$19.96
Granted[1]	388	38.38	673	30.67	1,667	24.75
Vested	(930)	26.05	(602)	23.74	(328)	19.95
Forfeited/canceled	(81)	28.78	(85)	25.47	(110)	23.82

Outstanding at end of year	1,146	$31.11	1,769	$26.75	1,783	$24.19

1	Includes the issuance of approximately 870,361 stock replacement awards in connection with the acquisition of NetSpend in 2013. These awards had a market value of $21.5 million. A portion of the expense associated with these options has been included as a component of the total purchase price of the NetSpend acquisition. Refer to Note 24.

As of December 31, 2015, there was approximately $22.8 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 1.9 years.

Performance- and Market-Based Awards

The Company granted performance- and market-based shares to certain key executives. The Company has also granted performance-based shares to certain key employees. The performance- and market-based goals are established by the Compensation Committee of the Board of Directors and will vest, up to a maximum of 200%. During 2015 and 2014, the Compensation Committee established performance goals based on adjusted EPS, revenue growth and revenues before reimbursable items and market goals based on Total Shareholder Return (TSR) as compared to the TSR of the companies in the S&P 500 over the performance period.

Compensation expense for performance shares is measured on the grant date based on the quoted market price of TSYS common stock. The Company estimates the probability of achieving the goals through the performance period and expenses the awards on a straight-line basis. The fair value of market-based awards is estimated on the grant date using a Monte Carlo simulation model. The Company expenses market-based awards on a straight-line basis. Compensation costs related to performance- and market-based shares are recognized through the longer of the performance period or the vesting period. As of December 31, 2015, there was approximately $11.0 million of unrecognized compensation cost related to TSYS performance-based awards that is expected to be recognized through December 2018. As of December 31, 2015, there was approximately $1.5 million of unrecognized compensation cost related to TSYS market-based awards that is expected to be recognized through July 2018.

The following table summarizes the performance- and market-based awards granted during the years 2015, 2014 and 2013:

Year Awarded	Type of Award	Performance Period Ending	Performance Measure	Number of Shares Granted	Period Expensed Through
2015	Market	July 2016, 2017 and 2018	Total Shareholder Return	25,000	July 2018
2015	Performance	December 2017	Adjusted EPS	135,289	December 2017
2015	Market	December 2017	Total Shareholder Return	57,982	December 2017
2015	Performance	December 2015	Revenues before Reimbursable Items and Adjusted EPS	165,543	December 2018
2014	Performance	December 2016	Revenues before Reimbursable Items and Adjusted EPS	211,593	December 2016
2013	Performance	December 2015	NetSpend Revenues and NetSpend Operating Income	87,356	December 2015
2013	Performance	December 2015	Revenues before Reimbursable Items and Income from Continuing Operations	237,679	December 2015

In July 2013, TSYS issued 225,000 shares of TSYS common stock as a performance-based retention stock award to a certain key executive with a performance-based vesting schedule through 2015. This award was forfeited in July 2014. The Company reversed all previously recorded expense associated with this award.

A summary of the awards authorized in each year is below:

	Total Number of Shares Awarded	Potential Number of Performance-and Market-Based Shares to be Vested
2015	383,814	526,879	(2018)
2014	211,593	211,593	(2017)
2013	563,803	400,539	(2016)

A summary of the status of TSYS’ performance- and market-based nonvested shares as of December 31, 2015, 2014 and 2013 and changes during those periods are presented below:

	2015		2014		2013
(in thousands, except per share data) Performance- and market-based Nonvested shares	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	766	$25.86	1,049	$22.75	809	$18.76
Granted[1]	384	36.84	211	30.89	564	24.88
Vested	(241)	22.92	(258)	17.57	(324)	15.93
Forfeited/canceled/adjusted	9	22.20	(236)	25.62	—	—

Outstanding at end of year	918	$31.19	766	$25.86	1,049	$22.75

1	Includes the issuance of approximately 87,356 stock replacement awards in connection with the acquisition of NetSpend in 2013. These awards had a market value of $2.2 million. A portion of the expense associated with these awards has been included as a component of the total purchase price of the NetSpend acquisition. Refer to Note 24.

Stock Option Awards

During 2015, 2014 and 2013, the Company granted stock options to key TSYS executive officers and non-management members of its Board of Directors. The grants to key TSYS executive officers were issued for services to be provided in the future and vest over a period of three years. The grants to the Board of Directors were fully vested on the date of grant. The average fair value of the options granted was estimated on the date of grant using the Black-Scholes-Merton option-pricing model.

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

The following table summarizes the weighted average assumptions, and the weighted average fair value of the options:

	2015	2014	2013
Number of options granted	613,473	1,046,372	1,939,796
Weighted average exercise price	$39.01	$30.96	$17.42
Risk-free interest rate	1.73%	2.01%	1.31%
Expected volatility	20.80%	25.06%	26.81%
Expected term (years)	6.3	6.5	6.0
Dividend yield	1.04%	1.29%	1.64%
Weighted average fair value	$8.27	$7.66	$9.48

A summary of TSYS’ stock option activity as of December 31, 2015, 2014 and 2013, and changes during the years ended on those dates is presented below:

	2015		2014		2013
(in thousands, except per share data)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options:
Outstanding at beginning of year	4,892	$23.83	5,752	$20.96	6,065	$21.27
Granted [1]	613	39.01	1,046	30.96	1,940	17.42
Exercised	(2,586)	22.68	(1,850)	18.79	(2,177)	18.75
Forfeited/canceled	(32)	20.79	(56)	28.88	(76)	16.78

Outstanding at end of year	2,887	$28.07	4,892	$23.83	5,752	$20.96

Options exercisable at year-end	1,439	$25.17	2,781	$22.86	3,232	$23.02

Weighted average fair value of options granted during the year		$8.27		$7.66		$9.48

1	Includes the issuance of approximately 1.1 million stock option replacement awards in connection with the acquisition of NetSpend in 2013. These awards had a market value of $13.7 million. A portion of the expense associated with these awards has been included as a component of the total purchase price of the NetSpend acquisition. Refer to Note 24.

As of December 31, 2015 the average remaining contractual life and intrinsic value of TSYS’ outstanding and exercisable stock options were as follows:

	Outstanding	Exercisable
Average remaining contractual life (in years)	7.8	7.2
Aggregate intrinsic value (in thousands)	$62,738	35,434

Shares Issued for Options Exercised

During 2015, 2014 and 2013, employees of the Company exercised options for shares of TSYS common stock that were issued from treasury. The table below summarizes these stock option exercises by year:

(in thousands)	Options Exercised and Issued from Treasury	Intrinsic Value
2015	2,586	$67,702
2014	1,850	22,883
2013	2,177	16,580

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

As of December 31, 2015, there was approximately $2.9 million of total unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 1.5 years.

Note 20	Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value as of December 31:

(in thousands)	Number of Treasury Shares	Treasury Shares Cost
2015	19,988	$641,664
2014	17,836	453,230
2013	15,073	326,996

Stock Repurchase Plan

In April 2010, TSYS announced a stock repurchase plan to purchase up to 10 million shares of TSYS stock. The shares may be purchased from time to time over the next two years at prices considered attractive to the Company. By January 2014, the TSYS Board had approved several increases in the number of shares that could be repurchased under its share repurchase plan to up to 28 million shares of TSYS stock. The expiration date of the plan was extended to April 30, 2015. On January 27, 2015, TSYS announced that its Board had approved a new stock repurchase plan to purchase up to 20 million shares of TSYS stock. The shares may be purchased from time to time at prices considered appropriate. There is no expiration date for the plan. The previous plan was terminated.

During 2015, the Company purchased 5.2 million shares for approximately $242.1 million, at an average price of $47.01. During 2014, the Company purchased 5.2 million shares for approximately $165.3 million, at an average price of $31.79. During 2013, the Company purchased 3.1 million shares for approximately $97.6 million, at an average price of $31.48.

The following table sets forth information regarding the Company’s purchases of its common stock on a monthly basis during the three months ended December 31, 2015:

(in thousands, except per share data)	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Cumulative shares Purchased as Part of Publicly announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 2015	—		$—	2,150	17,850
November 2015	3,000		52.85	5,150	14,850
December 2015	1	[1]	49.80	5,150	14,850

Total	3,001		$52.85

1	Consists of delivery of shares to TSYS on vesting of shares to pay taxes.

Treasury Shares

In 2008, the Compensation Committee approved “share withholding for taxes” for all employee nonvested awards, and also for employee stock options under specified circumstances. The dollar amount of the income tax liability from each exercise is converted into TSYS shares and withheld at the statutory minimum. The shares are added to the treasury account and TSYS remits funds to the Internal Revenue Service to settle the tax liability. During 2015 and 2014, the Company acquired 3,344 shares for approximately $0.2 million and acquired 162,489 shares for approximately $5.2 million, respectively, as a result of share withholding for taxes.

Note 21	Other Comprehensive Income (Loss)

Comprehensive income (loss) for TSYS consists of net income, cumulative foreign currency translation adjustments, unrealized gains on available for sale securities and the recognition of an overfunded or underfunded status of a defined benefit postretirement plan recorded as a component of shareholders’ equity. The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive income (loss) are as follows:

(in thousands)	Beginning Balance	Pretax amount	Tax effect	Net-of-tax Amount	Ending Balance
As of December 31, 2012	$(445)	2,272	419	1,853	$1,408

Foreign currency translation adjustments	$3,332	(295)	1,033	(1,328)	$2,004
Transfer from NCI	28	—	—	—	28
Gain on available for sale securities	—	2,810	1,037	1,773	1,773
Change in AOCI related to postretirement healthcare plans	(1,952)	1,926	30	1,896	(56)

As of December 31, 2013	$1,408	4,441	2,100	2,341	$3,749

Foreign currency translation adjustments	$2,004	(17,143)	(1,547)	(15,596)	$(13,592)
Transfer from NCI	28	—	—	—	28
Gain on available for sale securities	1,773	(1,058)	(390)	(668)	1,105
Change in AOCI related to postretirement healthcare plans	(56)	921	332	589	533

As of December 31, 2014	$3,749	(17,280)	(1,605)	(15,675)	$(11,926)

Foreign currency translation adjustments	$(13,592)	(22,997)	(1,548)	(21,449)	$(35,041)
Transfer from NCI	28	—	—	—	28
Gain on available for sale securities	1,105	2,177	779	1,398	2,503
Change in AOCI related to postretirement healthcare plans	533	(2,449)	(882)	(1,567)	(1,034)

As of December 31, 2015	$(11,926)	(23,269)	(1,651)	(21,618)	$(33,544)

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

TSYS provides global payment processing and other services to card-issuing and merchant acquiring institutions in the United States and internationally through online accounting and electronic payment processing systems. Corporate expenses, such as finance, legal, human resources, mergers and acquisitions and investor relations are categorized as Corporate Administration and Other.

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

Years Ended December 31,
(in thousands)
Operating Segments	2015	2014	2013
Revenues before reimbursable items
North America Services	$1,147,254	954,082	860,645
International Services	331,159	341,785	321,484
Merchant Services	474,040	435,649	446,277
NetSpend	580,377	482,686	207,851
Intersegment revenues	(33,481)	(21,224)	(12,549)

Revenues before reimbursable items from external customers	$2,499,349	2,192,978	1,823,708

Total revenues
North America Services	$1,334,258	1,117,764	1,000,073
International Services	354,725	363,359	341,549
Merchant Services	549,369	510,120	533,050
NetSpend	580,377	482,686	207,851
Intersegment revenues	(39,188)	(27,052)	(18,218)

Revenues from external customers	$2,779,541	2,446,877	2,064,305

Depreciation and amortization
North America Services	$99,544	86,513	74,480
International Services	34,892	38,909	41,708
Merchant Services	18,268	14,571	12,034
NetSpend	10,686	7,509	3,121

Segment depreciation and amortization	163,390	147,502	131,343
Acquisition intangible amortization	92,522	96,971	65,893
Corporate Administration and Other	2,352	2,147	1,790

Total depreciation and amortization	$258,264	246,620	199,026

Adjusted segment operating income
North America Services	$429,064	351,512	321,619
International Services	60,087	55,123	42,068
Merchant Services	150,225	134,872	155,643
NetSpend	137,837	128,285	66,353

Total adjusted segment operating income	777,213	669,792	585,683
Acquisition intangible amortization	(92,522)	(96,971)	(65,893)
NetSpend merger and acquisition operating expenses	—	(3,217)	(14,220)
Share-based compensation	(41,549)	(30,790)	(28,933)
Corporate Administration and Other	(109,035)	(107,174)	(94,137)

Operating income	$534,107	431,640	382,500

As of December 31,	2015	2014
Total assets
North America Services	$3,516,328	3,327,160
International Services	348,714	356,590
Merchant Services	689,781	695,744
NetSpend	1,504,740	1,556,369
Intersegment assets	(2,151,263)	(2,202,282)

Total assets	$3,908,300	3,733,581

GEOGRAPHIC AREA DATA:    The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	As of December 31,
(in thousands)	2015	2014
United States	$241,814	237,865
Europe	41,953	45,503
Other	6,131	7,217

Totals	$289,898	290,585

GEOGRAPHIC AREA REVENUE BY OPERATING SEGMENT:    The following tables reconcile segment external revenue to revenues by geography for the years ended December 31:

	2015
(in thousands)	North America Services	International Services	Merchant Services	NetSpend	Total	%
United States	$981,588	—	548,079	580,377	$2,110,044	75.9
Europe[1]	796	303,832	22	—	304,650	11.0
Canada[1]	288,728	—	355	—	289,083	10.4
Mexico	16,558	—	—	—	16,558	0.6
Other[1]	18,329	40,198	679	—	59,206	2.1

Total	$1,305,999	344,030	549,135	580,377	$2,779,541	100.0

	2014
(in thousands)	North America Services	International Services	Merchant Services	NetSpend	Total	%
United States	$778,766	—	508,747	482,686	$1,770,199	72.3
Europe[1]	781	304,308	—	—	305,089	12.5
Canada	290,248	—	248	—	290,496	11.9
Mexico	16,216	—	—	—	16,216	0.7
Other[1]	16,305	47,888	684	—	64,877	2.7

Total	$1,102,316	352,196	509,679	482,686	$2,446,877	100.0

	2013
(in thousands)	North America Services	International Services	Merchant Services	NetSpend	Total	%
United States	$712,252	—	533,939	207,851	$1,454,042	70.4
Europe[1]	774	293,803	—	—	294,577	14.3
Canada	242,975	—	178	—	243,153	11.8
Mexico	16,513	—	—	—	16,513	0.8
Other[1]	14,492	40,962	566	—	56,020	2.7

Total	$987,006	334,764	534,683	207,851	$2,064,305	100.0

1	Revenues are impacted by movements in foreign currency exchange rates

MAJOR CUSTOMER:    For the years ended December 31, 2015, 2014 and 2013, the Company had no major customers.

Note 23	Supplemental Cash Flow Information

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

Equipment and Software Acquired Under Capital Lease Obligations

The Company acquired computer equipment and software under capital leases in the amount of $4.1 million, $17.9 million and $14.8 million in 2015, 2014 and 2013, respectively.

Software Acquired Under Direct Financing

The Company acquired software under direct financing in the amount of $30.0 million in 2015. The Company acquired software under direct financing in the amount of $13.6 million in 2014. The Company did not acquire any software under direct financing in 2013. Refer to Note 13 for more information.

Note 24	Acquisitions

2015

In September 2015, TSYS purchased certain assets for its NetSpend segment for $750,000. The purchase qualifies as a business combination in accordance with GAAP. The Company recorded an acquisition technology intangible asset for the amount of the purchase price. This acquisition intangible asset represents software and is being amortized over a five year life. There were no other material assets included in the purchase. The acquisition included the employment of certain key employees which resulted in the transaction qualifying as a business combination.

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

In 2015, the Company adjusted goodwill for NetSpend to include an additional $627,000 for a change in a sales and use tax reserve associated with the acquisition. As of December 31, 2014, goodwill related to NetSpend increased $8.5 million due to changes during the measurement period. For more information, refer to Note 7.

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

In connection with the acquisition, TSYS incurred $3.2 million and $14.2 million in acquisition-related costs primarily related to professional legal, finance, and accounting costs for the years ended December 31, 2014 and 2013, respectively. These costs were expensed as incurred and are included in selling, general and administrative expenses on the income statement.

Pro Forma Results of Operations

The amounts of NetSpend revenue and earnings included in TSYS’ consolidated income statement for the year ended December 31, 2013, and the pro forma revenue and earnings of the combined entity had the acquisition date been January 1, 2013 are:

	Actual	Supplemental pro forma
	Year Ended December 31 ,2013	Year Ended December 31, 2013
(in thousands, except per share data)
Revenue	$2,064,305	2,286,348

Net income attributable to TSYS common shareholders	$244,750	239,775

Basic EPS attributable to TSYS common shareholders	$1.30	1.28

Diluted EPS attributable to TSYS common shareholders	$1.29	1.27

The unaudited pro forma financial information presented above does not purport to represent what the actual results of operations would have been if the acquisition of NetSpend’s operations had occurred prior to January 1, 2013, nor is it indicative of the future operating results of TSYS. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated cost savings from operating synergies.

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

The put option is not currently redeemable, but redemption is considered probable based upon the passage of time of the third anniversary date of the 2014 purchase of additional equity. As such, the Company has adopted the accounting policy to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date, which the Company believes to be in 2017. If the put option was redeemable as of December 31, 2015, the redemption value was estimated to be approximately $23.4 million. The Company did not accrete any changes to the redemption value as the balance as of December 31, 2015 exceeded the accretion fair value amount.

Pro forma Results of Operations

The pro forma revenue and earnings of TSYS’ acquisitions other than NetSpend are not material to the consolidated financial statements.

Note 25	Collaborative Arrangement

TSYS has a 45% ownership interest in an enterprise jointly owned with two other entities which operates aircraft for the owners’ internal use. The arrangement allows each entity access to the aircraft and each entity pays for its usage of the aircraft. Each quarter, the net operating costs of the enterprise are shared among the owners based on their respective ownership percentage.

TSYS records its usage of the aircraft and its share of net operating costs of the enterprise in selling, general and administrative expenses.

Note 26	Earnings Per Share

The following table illustrates basic and diluted EPS under the guidance of GAAP for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
(in thousands, except per share data)	Common Stock	Participating Securities	Common Stock	Participating Securities	Common Stock	Participating Securities
Basic EPS:
Net income	$364,044		$322,872		$244,750
Less income allocated to nonvested awards	(3,164)	3,164	(3,308)	3,308	(1,595)	1,595

Net income allocated to common stock for EPS calculation(a)	$360,880	3,164	$319,564	3,308	$243,155	1,595

Average common shares outstanding(b)	182,465	1,617	184,297	1,925	187,145	1,246

Basic EPS(a)/(b)	$1.98	1.96	$1.73	1.72	$1.30	1.28

Diluted EPS:
Net income	$364,044		$322,872		$244,750
Less income allocated to nonvested awards	(3,148)	3,148	(3,288)	3,288	(1,585)	1,585

Net income allocated to common stock for EPS calculation(c)	$360,896	3,148	$319,584	3,288	$243,165	1,585

Average common shares outstanding	182,465	1,617	184,297	1,925	187,145	1,246
Increase due to assumed issuance of shares related to common equivalent shares outstanding	1,157		1,459		1,648

Average common and common equivalent shares outstanding(d)	183,622	1,617	185,756	1,925	188,793	1,246

Diluted EPS(c)/(d)	$1.97	1.95	$1.72	1.71	$1.29	1.27

The diluted EPS calculation excludes stock options and nonvested awards that are convertible into 0.6 million, 1.1 million and 2.9 million common shares for the years ended December 31, 2015, 2014 and 2013, respectively, because their inclusion would have been anti-dilutive.

Note 27	Subsequent Events

Agreement to Acquire Capital Stock of TransFirst Holdings Corp.

On January 26, 2016, TSYS announced it entered into a definitive agreement with Vista Equity Partners Fund V, L.P. and certain related funds (collectively, “Vista”) to acquire TransFirst Holdings Corp. (“TransFirst”), a Vista portfolio company and leading U S. merchant solutions provider, in an all-cash transaction valued at approximately $2.35 billion. The Company intends to finance the TransFirst acquisition with cash on hand and approximately $2.4 billion of additional indebtedness. In connection with the transaction, the Company entered into a commitment letter with certain of its lenders to provide a $2.0 billion bridge term loan facility (the “Bridge Term Loan Facility”) to finance the TransFirst acquisition to the extent the Company has not obtained alternative financing before the closing of the transaction. The transaction is currently expected to close in the second quarter of 2016 and is subject to regulatory approvals and other customary closing conditions. For additional information regarding the transaction, see TSYS’ Current Reports on Form 8-K filed on January 26, 2016 and January 27, 2016, which include the press release announcing the transaction, the stock purchase agreement for the transaction and the commitment letter for the Bridge Term Loan Facility. There can be no assurance that the proposed acquisition will be completed, or if it is completed, that the expected benefits of the transaction will be realized.

Entry into Credit Agreement

On February 23, 2016, TSYS entered into a Credit Agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as Administrative Agent and L/C Issuer, Bank of America, N.A., as Syndication Agent and L/C Issuer, The Bank of Tokyo-Mitsubishi UFJ, LTD., U.S. Bank National Association and Wells Fargo Bank, National Association, as Co-Documentation Agents, and the other lenders party thereto, with J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Tokyo-Mitsubishi UFJ, LTD., U.S. Bank National Association and Wells Fargo Securities, LLC as joint lead arrangers and joint bookrunners. The Credit Agreement provides TSYS with a $700 million five-year term loan facility broken consisting of (i) a $300 million term loan (the “Refinancing Term Loan”) funded upon entry into the Credit Agreement and (ii) a $400 million term loan (the “Delayed Draw Term Loan”). The Credit Agreement also provides TSYS with a $800 million unsecured revolving credit facility (the “Revolving Credit Facility”), which includes a $50 million sub-facility for the issuance of standby letters of credit.

The Refinancing Term Loan was used to repay in full TSYS’ outstanding loans and other obligations under that certain Credit Agreement, dated as of September 10, 2012, by and among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent thereunder, as amended, and that certain Credit Agreement, dated as of April 8, 2013, by and among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent thereunder, as amended. The Delayed Draw Term Loan will be available to be drawn to finance, in part, the TransFirst acquisition and related transactions, upon satisfaction of a limited set of conditions precedent. The Revolving Loan Facility will be available for draws for purposes of working capital and other general corporate purposes, including to finance, in part, the TransFirst acquisition and related transactions upon satisfaction of a limited set of conditions precedent.

Upon entering into the Credit Agreement, the total commitments under the Bridge Term Loan Facility were reduced from $2.0 billion to $1.15 billion by the amount of the Delayed Draw Term Loan commitment and the portion of the Revolving Loan Facility commitments in excess of $350 million.

For additional information regarding the Credit Agreement, see TSYS’ Current Report on Form 8-K filed on February 23, 2016.

Management performed an evaluation of the Company’s activity as of the date these audited financial statements were issued, and has concluded that, other than as set forth above, there are no significant subsequent events requiring disclosure.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Total System Services, Inc.:

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2015. We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Total System Services, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Total System Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Atlanta, Georgia

February 24, 2016

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework 2013.

Based on our assessment, management believes that, as of December 31, 2015, the Company’s internal control over financial reporting is effective based on those criteria.

KPMG LLP, the independent registered public accounting firm who audited the Company’s consolidated financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2015 that appears on the preceding page.

M. Troy Woods Chairman, President & Chief Executive Officer	Paul M. Todd Senior Executive Vice President & Chief Financial Officer

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS’ common stock trades on the New York Stock Exchange (NYSE) under the symbol “TSS.” Price and volume information appears under the abbreviation “TotlSysSvc” in NYSE daily stock quotation listings. As of February 19, 2016, there were 20,477 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The 2015 fourth quarter dividend of $0.10 per share was declared on December 2, 2015, and was paid January 4, 2016, to shareholders of record on December 17, 2015. The 2014 fourth quarter dividend of $0.10 per share was declared on December 2, 2014, and was paid January 2, 2015, to shareholders of record on December 19, 2014. Total dividends declared in 2015 and in 2014 amounted to $73.7 million and $74.8 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2015 and 2014.

(in thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2015	Revenues	$662,156	692,652	707,890	716,843
	Operating income	122,496	130,602	163,104	117,905
	Net income attributable to TSYS common shareholders	77,755	82,839	120,622	82,828
	Basic earnings per share attributable to TSYS common shareholders	0.42	0.45	0.66	0.45
	Diluted earnings per share attributable to TSYS common shareholders	0.42	0.45	0.65	0.45
	Cash dividends declared	0.10	0.10	0.10	0.10
	Stock prices:
	High	39.02	42.72	48.64	56.37
	Low	33.27	37.89	41.52	45.82
	Close	38.15	41.77	45.43	49.80

2014	Revenues	$592,848	602,036	616,891	635,104
	Operating income	80,697	98,763	129,407	122,773
	Net income attributable to TSYS common shareholders	49,303	109,904	83,805	79,860
	Basic earnings per share attributable to TSYS common shareholders	0.26	0.59	0.45	0.43
	Diluted earnings per share attributable to TSYS common shareholders	0.26	0.58	0.45	0.43
	Cash dividends declared	0.10	0.10	0.10	0.10
	Stock prices:
	High	33.28	32.70	32.41	34.41
	Low	28.71	28.70	30.63	28.83
	Close	30.41	31.41	30.96	33.96

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor’s 500 Index and the Standard & Poor’s Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2010 and reinvestment of all dividends).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among TSYS, the S&P 500 Index, and the S&P Systems Software Index

	2010	2011	2012	2013	2014	2015
TSYS	$100.00	$129.35	$144.12	$227.30	$234.93	$347.59
S&P 500	$100.00	$102.11	$118.45	$156.82	$178.29	$180.75
S&P SS	$100.00	$90.05	$103.76	$137.89	$169.62	$187.38