Form 10-K, Exhibit 13
period 2018-12-31
TOTAL SYSTEM SERVICES INC
filed 2019-02-21
CIK 721683

Exhibit 13.1

Selected Financial Data

The following financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Financial Review sections of the Annual Report. The historical trends in Total System Services, Inc.'s (“TSYS'” or “the Company’s”) results of operations and financial position over the last five years are presented below.

	Years Ended December 31,
(in thousands, except per share data)	2018	2017	2016	2015	2014
Income Statement Data:
Total revenues	$4,028,211	4,927,965	4,170,077	2,779,541	2,446,877
Operating income	$822,738	734,044	573,382	534,107	431,640
Income from continuing operations, net of tax	$577,917	592,216	325,972	367,630	280,751
Income from discontinued operations, net of tax	—	—	—	1,411	48,655
Net income	$577,917	592,216	325,972	369,041	329,406
Net income attributable to noncontrolling interests	(1,261)	(6,031)	(6,334)	(4,997)	(6,534)
Net income attributable to TSYS common shareholders	$576,656	586,185	319,638	364,044	322,872
Basic earnings per share (EPS)* attributable to TSYS common shareholders:
Income from continuing operations	$3.17	3.19	1.74	1.97	1.48
Gain from discontinued operations**	—	—	—	0.01	0.26
Net income	$3.17	3.19	1.74	1.98	1.73
Diluted EPS* attributable to TSYS common shareholders:
Income from continuing operations	$3.14	3.16	1.73	1.96	1.47
Gain from discontinued operations**	—	—	—	0.01	0.25
Net income	$3.14	3.16	1.73	1.97	1.72
Cash dividends declared per share	$0.52	0.46	0.40	0.40	0.40

*Basic and diluted EPS amounts for continuing operations and net income may not total due to rounding.

** The Company sold all of its stock of GP Network Corporation (representing 54% ownership of the company) and all of its stock of TSYS Japan Godo Kaisha (representing 100% ownership of the company) in April 2014. In 2015, the Company recorded an additional gain of $1.4 million, net of tax, related to the return of cash that was placed in escrow during closing and tax adjustments associated with the transaction.

	As of December 31,
(in thousands)	2018	2017	2016	2015	2014
Balance Sheet Data:
Total assets	$7,468,709	6,331,689	6,366,177	3,877,895	3,725,652
Obligations under long-term borrowings, capital leases and license agreements, excluding current portion	$3,889,541	2,628,002	3,313,276	1,377,541	1,397,483

Financial Overview

TSYS' revenues are derived from providing payment processing, merchant services and related payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company also derives revenues by providing general-purpose reloadable  (“GPR”) prepaid debit and payroll cards, demand deposit accounts and other financial service solutions to the underbanked and other consumers and businesses. The Company’s services are provided through three operating segments: Issuer Solutions, Merchant Solutions and Consumer Solutions.

Through the Company’s Issuer Solutions segment, TSYS processes information through its cardholder systems to financial and nonfinancial institutions throughout the United States and internationally. The Company’s Merchant Solutions segment provides merchant services to merchant acquirers and merchants primarily in the United States. The Company’s Consumer Solutions segment provides financial service solutions to consumers and businesses in the United States.

The following table sets forth each segment’s revenues as a percentage of the Company’s total revenues:

	Years Ended December 31,
	2018[1]	2017	2016
Issuer Solutions	46%	36%	40%
Merchant Solutions	34	49	44
Consumer Solutions	20	15	16
Total revenues	100%	100%	100%

[1]	The change in the mix for each segment’s revenues as a percentage of the Company’s total revenues in 2018 is primarily the result of the Company’s adoption of ASC 606 as of January 1, 2018.

As discussed in Note 1 to the Consolidated Financial Statements, TSYS has updated its revenue recognition policies in conjunction with the adoption of Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (Topic 606) and related ASUs (“ASC 606”) as of January 1, 2018. The most significant impact of adopting ASC 606 in 2018 is primarily the result of gross versus net presentation of interchange and payment network fees. In 2018, these fees collected on behalf of the payment networks and card issuers are presented “net” of the amounts paid to them, as opposed to the “gross” presentation for certain of these fees in 2017 and 2016.

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

TSYS acquires other companies as part of its strategy for growth. The Company acquired Cayan Holdings, LLC (“Cayan”) in January 2018 and substantially all of the assets of iMobile3, LLC in June 2018. In April 2016, the Company completed the acquisition of all of the outstanding stock of TransFirst Holdings Corp. (“TransFirst”). These acquisitions are part of the Merchant Solutions segment. Refer to Note 23 in the Notes to Consolidated Financial Statements for more information regarding the Company’s acquisitions.

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

A significant amount of the Company's revenues are derived from long-term contracts with large clients. Processing contracts with large clients, representing a significant portion of the Company's total revenues, generally provide for discounts on certain services based on the size and activity of clients' portfolios. Therefore, revenues and the related margins are influenced by the client mix relative to the size of client portfolios, as well as the number and activity of individual cardholder or merchant accounts processed for each client. The revenue contracts can be highly complex and customized between customers.

Regulation

Government regulation affects key areas of TSYS' business, in the United States of America (“U.S.”) as well as internationally. TSYS, along with the rest of the financial services industry, continues to experience increased legislative and regulatory scrutiny, including the enactment of additional legislative and regulatory initiatives such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Financial Reform Act”) in 2010. This legislation, which provides for sweeping financial regulatory reform, may have a significant and negative impact on the Company and its clients, which could impact TSYS' earnings through fee reductions, higher costs (both regulatory and implementation) and new restrictions on operations. The Financial Reform Act may also impact the competitive dynamics of the financial services industry in the U.S. by more adversely impacting large financial institutions, some of which are TSYS clients, and by adversely impacting the competitive position of U.S. financial institutions in comparison to foreign competitors in certain businesses.

The Financial Reform Act created the Consumer Financial Protection Bureau (“CFPB”) with responsibility for regulating consumer financial products and services and enforcing most federal consumer protection laws in the area of financial services, including consumer credit and the prepaid card industry. For example, the CFPB has promulgated a new rule regarding prepaid financial products, which, among other things, will establish new disclosure requirements specific to prepaid accounts, eliminate certain fees that may currently be imposed on prepaid accounts, and make it more difficult for a prepaid provider such as the Company’s Consumer Solutions business to offer courtesy overdraft protection on prepaid accounts. The rule is scheduled to become effective on April 1, 2019.  Similarly, other future actions of the CFPB may make payment card or product transactions generally less attractive to card issuers, acquirers, consumers and merchants, and thus negatively impact the Company’s business.

On June 23, 2016, the United Kingdom (“U.K.”) held a referendum in which voters approved an exit from the European Union (“E.U.”), commonly referred to as “Brexit.” The U.K. is currently negotiating the terms of its expected exit from the European Union which is scheduled for March 29, 2019. In November 2018, the U.K. and the European Union agreed upon a draft Withdrawal Agreement that sets out the terms of the U.K.’s departure, including a transition period from March 29, 2019 through December 31, 2020 to allow time for the U.K. and the European Union to agree upon a future trade deal. On January 15, 2019, the draft Withdrawal Agreement was rejected by the U.K. Parliament creating significant uncertainty about the terms (and timing) under which the U.K. will leave the European Union and the terms of U.K.’s future relationship with the European Union. TSYS continues to monitor Brexit and its potential impact across key areas including service continuity, contracts, regulatory (including data privacy), the economy and freedom of movement of people.

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

TSYS' financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. Refer to Note 1 in the Notes to Consolidated Financial Statements for more information on the Company's basis of presentation and a summary of significant accounting policies.

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

A summary of the Company's critical accounting estimates applicable to the reportable operating segments follows:

Acquisitions — Purchase Price Allocation

TSYS' purchase price allocation methodology requires the Company to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. TSYS estimates the fair value of assets and liabilities based upon appraised values, the carrying value of the acquired assets and widely accepted valuation techniques, including the cost approach, discounted cash flows and market multiple analyses. TSYS adjusts the purchase price allocation, as necessary, up to one year after the acquisition closing date as TSYS obtains more information regarding asset valuations and liabilities assumed. Unanticipated events or circumstances may occur which could affect the accuracy of the Company's fair value estimates, including assumptions regarding industry economic factors and business strategies, and may result in an impairment or a new allocation of purchase price. Refer to Note 23 in the Notes to Consolidated Financial Statements for more information about acquisitions.

Goodwill

In accordance with the provisions of U.S. Generally Accepted Accounting Principles (“GAAP”), goodwill is required to be tested for impairment at least annually. The Company tests goodwill for impairment during the second quarter or more frequently whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of potential triggering events include, but are not limited to, a deterioration in general economic conditions, industry and market considerations such as a deterioration in the environment in which the Company operates, cost factors such as increases in labor or other costs, overall financial performance such as negative or declining cash flows, other relevant entity-specific factors, events affecting a reporting unit or a sustained decrease in share price.

In evaluating goodwill for recoverability, the Company has the option to perform a qualitative assessment to determine whether further impairment testing is necessary or to perform a quantitative assessment using discounted net cash flows for future periods estimated by management. The combination of the income approach, utilizing the discounted cash flow (“DCF”) method, and the market approach, utilizing readily available market valuation multiples, is used to estimate the fair value of each reporting unit. Under the DCF method, the fair value of the asset reflects the present value of the projected earnings that will be generated by each asset after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of invested capital. To the extent the carrying amount of goodwill exceeds its fair value, an impairment charge is measured and recognized. Cash flows are estimated for future periods based on historical data and projections provided by management. If the actual cash flows are not consistent with the Company's estimates, a material impairment charge may result and net income may be materially different than was initially recorded. Note 6 in the Notes to Consolidated Financial Statements contains a discussion of goodwill. The net carrying value of goodwill on the Company's Consolidated Balance Sheet as of December 31, 2018 was $4.1 billion. The Company did not recognize any goodwill impairment charges during the years ended December 31, 2018, 2017 and 2016.

Long-lived Assets other than Goodwill

The Company reviews long-lived assets, such as property and equipment, intangibles subject to amortization, computer software, contract assets and contract cost assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of potential triggering events include, but are not limited to, a significant decrease in the market price of a long-lived asset or asset group, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a significant adverse change in legal factors or business climate, an accumulation of costs significantly in excess of the originally expected amount, continuing losses associated with the use of a long-lived asset or asset group, or a current expectation that a long-lived asset or asset group will be sold or otherwise disposed of significantly before its previously estimated useful life.

In evaluating long-lived assets other than goodwill for recoverability, expected undiscounted future operating cash flows are estimated by management. To the extent the carrying amount of a long-lived asset exceeds its fair value, an impairment charge is measured and recognized. Assumptions and estimates about future cash flows and remaining useful lives are complex and subjective. They can be affected by a variety of factors, including industry and economic trends, changes in the Company’s business strategy and changes in internal forecasts. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. The Company did not recognize any material impairment charges during the years ended December 31, 2018,  2017 and 2016.

Revenue Recognition

As discussed in Note 1 in the Notes to Consolidated Financial Statements, TSYS has updated its revenue recognition policies in conjunction with the adoption of ASC 606 as of January 1, 2018. The most significant impact of adopting ASC 606 in 2018 is primarily the result of gross versus net presentation of interchange and payment network fees. In 2018, these fees collected on behalf of the payment networks and card issuers are presented “net” of the amounts paid to them, as opposed to the “gross” presentation for certain of these fees in 2017 and 2016.

Interchange and payment network fees are charged by the card associations or payment networks and relate primarily to the Company’s Merchant Solutions segment. With respect to interchange and payment network fees, the Company evaluated whether it is the principal or the agent in the arrangement. With the adoption of ASC 606, the Company determined that interchange and payment network fees are not provided in return or exchange for services that the Company controls or acts as the principal, and, therefore, are not part of the consideration paid for its services. Accordingly, the Company is acting as an agent and presents the fees collected from merchants on behalf of the payment networks and card issuers net of the amounts paid to them. In reaching this determination, the Company considered a number of factors including indicators of control such as the party primarily responsible and the party who has discretion in establishing prices.

The Company also applies judgment in the determination of performance obligations in accordance with ASC 606. Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised services are accounted for as a combined performance obligation.

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

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act of 2017 (“Tax Act”). A key provision of this law that impacted TSYS was the reduction of the Federal corporate income tax rate from 35% to 21%. The Company’s Consolidated Financial Statements reflect the impact of this rate reduction.

Pursuant to the Tax Act, some amounts related to repatriation of foreign accumulated earnings and related to executive compensation may be considered provisional amounts pursuant to Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 118. As such, these amounts were subject to adjustment during the measurement period ended December 22, 2018.

Off-Balance Sheet Arrangements

Operating Leases

As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment and facilities. These leases allow the Company to use the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the Consolidated Balance Sheets. As discussed in Note 1 in the Notes to Consolidated Financial Statements, the Company adopted ASU 2016-02 Leases (Topic 842) (ASU 2016-02) as of January 1, 2019. ASU 2016-02 introduces a lessee model that brings most operating leases on the Consolidated Balance Sheets. Refer to Notes 1 and 15 in the Notes to Consolidated Financial Statements for further information on operating lease commitments.

Contractual Obligations

The Company has long-term obligations which consist of required minimum future payments under contracts with the Company’s distributors and other service providers.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, refer to Note 1 in the Notes to Consolidated Financial Statements.

Results of Operations

Revenues

The Company generates revenues by providing transaction processing and other payment-related services. The Company's pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions processed or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for customers through tiered pricing of various thresholds for volume activity. The revenue contracts can be highly complex and customized between customers. TSYS' revenues are based upon transactional information accumulated by its systems. The Company's revenues are impacted by currency translation of foreign operations, as well as doing business in the current economic environment.

The Company reviews revenue performance on a net revenue basis which is a non-generally accepted accounting principle (“non-GAAP”) measure. Net revenue is defined as total revenues less reimbursable items (such as postage), as well as, merchant acquiring interchange and payment network fees charged by the card associations or payment networks that are recorded by TSYS as expense and are mainly related to the Merchant Solutions segment.  The Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursable expense items for which TSYS is reimbursed by clients are postage fees. The Company’s reimbursable items are impacted with changes in postal rates and changes in the volumes of mailing activities by its clients. Reimbursable items for the year ended December 31, 2018 were $212.3 million, a decrease of $47.9 million or 18.4%, compared to $260.2 million for the same period last year, primarily due to the Company’s adoption of ASC 606 as of January 1, 2018. See Note 1 in the Notes to Consolidated Financial Statements for further discussion. Reimbursable items for the year ended December 31, 2017 increased $0.7 million, or 0.3%, compared to $259.5 million for the same period in 2016. Interchange and payment network fees related to the TransFirst business were $1.3 billion and $868.7 million for the years ended December 31, 2017 and 2016, respectively.

TSYS' revenues in its Issuer Solutions segment are influenced by several factors, including volumes related to accounts on file (“AOF”) and transactions. TSYS estimates that approximately 49.3% of the segment’s net revenue is AOF and transaction volume driven. The remaining 50.7% of net revenue is not AOF and transaction volume driven, and is derived from production and optional services TSYS considers to be value added products and services, custom programming and licensing arrangements.

TSYS’ revenues in its Merchant Solutions segment are influenced by several factors, including volumes related to transactions, dollar sales volume, value added services, monthly statement fees, compliance fees and miscellaneous services.

TSYS’ revenues in its Consumer Solutions segment primarily consist of a portion of the service fees collected from cardholders and interchange revenues received by Consumer Solutions’ issuing banks in connection with the programs managed by Consumer Solutions.

Total revenues decreased $899.7 million for the year ended December 31, 2018, compared to the year ended December 31, 2017, which increased $757.9 million compared to the year ended December 31, 2016. As discussed in Note 1 in the Notes to Consolidated Financial Statements, the most significant impact of the Company’s adoption of ASC 606 as of January 1, 2018 is primarily the result of gross versus net presentation of interchange and payment network fees. In 2018, these fees collected on behalf of the payment networks and card issuers are presented “net” of the amounts paid to them, as opposed to the “gross” presentation for certain of these fees in 2017 and 2016. The impact of acquisitions on total revenues was a year-over-year increase of $179.0 million in 2018 and $419.7 million in 2017. The decrease in revenues for 2018 was partially offset by an increase of $10.3 million related to the effects of currency translation of the Company's foreign-based subsidiaries and branches. The increase in revenues for 2017 includes a decrease of $15.5 million related to the effects of currency translation of the Company's foreign-based subsidiaries and branches.

Net revenue increased 12.2%, or $415.6 million, for the year ended December 31, 2018, compared to the year ended December 31, 2017, which increased 11.8.%, or $358.5 million, compared to the year ended December 31, 2016. The increase in net revenue for the year ended December 31, 2018, as compared to the same period in 2017, is primarily the result of organic growth and $179.0 million of revenues related to acquisitions and an increase associated with currency translation. The increase in net revenue for the year ended December 31, 2017, as compared to the same period in 2016, is primarily the result of the acquisition of TransFirst in April 2016, as well as organic growth, partially offset by decreases associated with currency translation.

A summary of the consolidated financial highlights is provided below:

	Years Ended December 31,			Percent Change
(in thousands, except per share data)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Total revenues	$4,028,211	4,927,965	4,170,077	(18.3)%	18.2%
Net revenue[1]	$3,815,900	3,400,332	3,041,876	12.2	11.8
Operating income	$822,738	734,044	573,382	12.1	28.0
Net income attributable to TSYS common shareholders	$576,656	586,185	319,638	(1.6)	83.4
Basic earnings per share (EPS) attributable to TSYS common shareholders[2]	$3.17	3.19	1.74	(0.7)	83.3
Diluted EPS attributable to TSYS common shareholders[2]	$3.14	3.16	1.73	(0.8)	82.4
Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)[3]	$1,370,453	1,197,673	1,040,551	14.4	15.1
Adjusted earnings[4]	$821,292	624,183	516,419	31.6	20.9
Adjusted diluted EPS[5]	$4.47	3.37	2.80	32.7	20.2
Cash flows from operating activities	$1,041,667	857,049	718,284	21.5	19.3
Free cash flow[6]	$799,483	661,023	575,711	20.9	14.8

Refer to the reconciliation of GAAP to non-GAAP measures later in this section.

[1]

Net revenue is defined as total revenues less reimbursable items, as well as,  merchant acquiring interchange and payment network fees charged by credit card associations or payment networks that are recorded by TSYS as expense.

[2]

Under GAAP, entities that have participating securities must compute basic EPS using the two-class method and compute diluted EPS using the more dilutive approach of either the two-class method or the treasury stock method. Refer to Note 25 in the Notes to Consolidated Financial Statements for more information on EPS.

[3]

Adjusted EBITDA is defined as net income excluding equity in income of equity investments,  interest expense (net of interest income), nonoperating income/(expense), income taxes, depreciation, amortization, foreign currency translation gains/(losses), share-based compensation expenses, litigation, claims, judgments or settlements, and TransFirst and Cayan merger and acquisition expenses.

[4]	Adjusted earnings is net income excluding noncontrolling interests, the after-tax impact of share-based compensation expenses, amortization of acquisition intangibles and other items.
[5]	Adjusted diluted EPS is defined as adjusted earnings divided by weighted average diluted shares outstanding used for diluted EPS calculations.
[6]	Free cash flow is net cash provided by operating activities less capital expenditures.

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

Operating Segments

TSYS' services are provided through three operating segments: Issuer Solutions, Merchant Solutions and Consumer Solutions.

Issuer Solutions

The Company’s Issuer Solutions segment has many long-term customer contracts with card issuers providing account processing and output services for printing and embossing items. These contracts generally require advance notice prior to the end of the contract if a client chooses not to renew. Additionally, some contracts may permit early termination upon the occurrence of certain events such as a change in control. The termination fees paid upon the occurrence of such events are designed primarily to cover balance sheet exposure related to items such as contract cost assets or contract assets associated with the contract and, in some cases, may cover a portion of lost future revenue and profit. Although these contracts may be terminated upon certain occurrences, the contracts provide the segment with a steady revenue stream since a vast majority of the contracts are honored through the contracted expiration date.

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

Whether or not an account on file is active can impact TSYS' revenues differently. Active accounts are accounts that have had monetary activity either during the current month or in the past 90 days based on contractual definition. Inactive accounts are accounts that have not had a monetary transaction (such as a purchase or payment) in the past 90 days. The more active an account is, the more revenue is generated for TSYS (i.e. the more transactions and authorizations processed, statements billed and services driven by these activities, the more revenue is generated).

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

Below is a summary of AOF for the Company’s Issuer Solutions segment:

(in millions)	As of December 31,			Percent Change
AOF	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Consumer	514.6	481.3	442.9	6.9%	8.7%
Commercial	57.8	54.2	47.9	6.5	13.2
Other	41.6	36.4	31.0	14.1	17.4
Traditional AOF[1]	614.0	571.9	521.8	7.4	9.6
Prepaid/Stored Value[2]	11.8	38.6	57.8	(69.2)	(33.3)
Government Services[3]	—	95.0	88.7	(100.0)	7.2
Commercial Card Single-Use[4]	113.5	92.0	83.2	23.3	10.7
Total AOF	739.3	797.5	751.5	(7.3)	6.1

[1]

Traditional accounts include consumer, retail, commercial, debit and other accounts. These accounts are grouped together due to the tendency to have more transactional activity than prepaid, government services and single-use accounts.

[2]

Prepaid does not include Consumer Solutions accounts. These accounts tend to have less transactional activity than the traditional accounts. Prepaid and stored value cards are issued by firms through retail establishments to be purchased by consumers to be used at a later date. These accounts tend to be the least active of all accounts on file.

[3]	Government services accounts are disbursements of student loan accounts issued by the Department of Education, which have minimal activity. This portfolio of AOF had deconverted by December 31, 2018.
[4]	Commercial card single-use accounts are one-time use accounts issued by firms to book lodging and other travel related expenses.

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

The Issuer Solutions segment provides payment processing and related services to clients in North America and internationally. Growth in revenues and operating profit in this segment is derived from retaining and growing the core business and improving the overall cost structure. Growing the core business comes primarily from an increase in account usage, growth from existing clients and sales to new clients and the related account conversions. This segment’s financial results are impacted by foreign currency. Movements in foreign currency exchange rates as compared to the U.S. dollar can result in foreign denominated financial statements being translated into more or fewer U.S. dollars, which impacts the comparison to prior periods when the U.S. dollar was stronger or weaker. This segment had two major customers for the year ended December 31, 2018.

Below is a summary of the Issuer Solutions segment:

	Years Ended December 31,			Percent Change
(in thousands, except key indicators)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Volume-based revenues	$846,259	794,099	749,211	6.6%	6.0%
Non-volume related revenues:
Processing fees	$316,520	309,746	296,021	2.2	4.6
Value-added, custom programming, licensing and other	291,241	254,847	233,424	14.3	9.2
Output and managed services	264,157	236,267	236,806	11.8	(0.2)
Total non-volume related revenues	$871,918	800,860	766,251	8.9	4.5
Net revenue[1]	$1,718,177	1,594,959	1,515,462	7.7	5.2
Adjusted segment operating income[2]	$608,392	574,580	525,025	5.9	9.4
Adjusted segment operating margin[3]	35.4%	36.0%	34.6%
Key indicators (in millions):
AOF	739.3	797.5	751.5	(7.3)	6.1
Traditional AOF	614.0	571.9	521.8	7.4	9.6
Transactions	24,350.0	21,575.6	19,858.1	12.9	8.6

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

Net revenues increased $123.2 million for 2018, as compared to 2017.  The increase was driven by organic growth, partially offset by a decrease in net revenue associated with the adoption of ASC 606. Net revenues increased $79.5 million for 2017, as compared to 2016. The increase was attributable to an increase in new business and internal growth, partially offset by client deconversions and price reductions.

Movements in foreign currency exchange rates as compared to the U.S. dollar can result in foreign denominated financial statements being translated into more or fewer U.S. dollars, which impacts the comparison to prior periods when the U.S. dollar was stronger or weaker.

Net revenue for the years ended December 31, 2018 and 2017, as compared to the same periods in 2017 and 2016, respectively, included an increase of $9.4 million and a decrease of $15.4 million, respectively, associated with currency translation.

Merchant Solutions

The Merchant Solutions segment provides merchant services and related services to clients based primarily in the United States. Merchant Solutions revenues are derived from providing processing services, acquiring solutions, related systems and integrated support services to merchant acquirers and merchants. Revenues from merchant services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of market verticals. Merchant services include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; and merchant billing services. This segment had no major customers for the year ended December 31, 2018.

The Merchant Solutions segment results are driven by dollar sales volume and the authorization and capture transactions processed at the point-of-sale (“POS”). This segment's authorization and capture transactions are primarily through internet connectivity.

Below is a summary of the Merchant Solutions segment:

	Years Ended December 31,			Percent Change
(in thousands, except key indicators)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Net revenue[1]	$1,344,718	1,103,682	898,533	21.8%	22.8%
Adjusted segment operating income[2]	$484,197	391,466	307,595	23.7	27.3
Adjusted segment operating margin[3]	36.0%	35.5%	34.2%
Key indicators:
Dollar sales volume (in millions)	$159,642.8	124,165.1	97,735.1	28.6	27.0
POS transactions (in millions)	5,874.6	4,844.1	4,548.1	21.3	6.5
Net revenue per POS transaction	$0.229	0.228	0.198	0.5	15.3

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

For the year ended December 31, 2018,  approximately 93.6% of TSYS’ Merchant Solutions net revenue was influenced by several factors, including volumes related to transactions and dollar sales volume. The remaining 6.4%  of net revenue was derived from value added services, chargebacks, managed services, investigation, risk and collection services performed.

The increase in net revenue and adjusted segment operating income for 2018, as compared to 2017, was driven by $179.0 million of revenues related to acquisitions and higher processing volumes, product fees and processing fees, as well as a gain on the sale of a merchant portfolio in December 2018. The increase in adjusted segment operating income for 2017, as compared to 2016, was driven primarily by the acquisition of TransFirst in April 2016 as well as operating cost reduction in connection with the integration.

Consumer Solutions

Consumer Solutions provides GPR prepaid debit and payroll cards, demand deposit accounts and other financial service solutions to the underbanked and other consumers and businesses in the United States. Consumer Solutions’ products provide customers with access to depository accounts insured by the Federal Deposit Insurance Corporation (“FDIC”) with a menu of pricing and features specifically tailored to their needs. Consumer Solutions has an extensive distribution and reload network comprising financial service centers and other retail locations throughout the United States, and is a program manager for FDIC-insured depository institutions that issue the products that Consumer Solutions develops, promotes and distributes. Consumer Solutions currently has active agreements with five issuing banks.

The Consumer Solutions segment markets its products through multiple distribution channels, including alternative financial service providers, traditional retailers, direct-to-consumer and online marketing programs and contractual relationships with corporate employers. This segment had no major customers and one major third-party distributor for the year ended December 31, 2018.

The Consumer Solutions segment’s revenues primarily consist of a portion of the service fees collected from cardholders and interchange revenues received by Consumer Solutions’ issuing banks and others in connection with the programs managed by this segment. Customers are charged fees for transactions including fees for Personal Identification Number (“PIN”) and signature-based purchase transactions made using their cards, for Automated Teller Machine (“ATM”) withdrawals or other transactions conducted at ATMs, for balance inquiries, and monthly maintenance fees among others. Customers are also charged fees associated with additional features and services offered in connection with certain products including the use of courtesy overdraft protection, bill payment options, card replacement, foreign exchange and card-to-card transfers of funds initiated through call centers. The Consumer Solutions segment also earns revenues from a portion of the interchange fees remitted by merchants when customers make purchase transactions using their products. Subject to applicable law, interchange fees are fixed by card associations and network organizations.

Below is a summary of the Consumer Solutions segment:

	Years Ended December 31,			Percent Change
(in thousands, except key indicators)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Net revenue[1]	$806,430	746,870	663,579	8.0%	12.6%
Adjusted segment operating income[2]	$193,472	182,082	160,371	6.3	13.5
Adjusted segment operating margin[3]	24.0%	24.4%	24.2%
Key indicators (in millions):
Gross dollar volume[4]	$34,465.5	32,034.8	28,722.3	7.6	11.5
Number of active cards[5]	5.0	4.9	4.3	2.5	14.2
Number of active cards with direct deposit[6]	2.5	2.4	2.1	4.9	12.1
Percentage of active cards with direct deposit	50.0%	48.9%	49.7%

[1]

Net revenue is defined as total revenues less reimbursable items (such as postage), as well as merchant acquiring interchange and payment network fees charged by the card associations or payment networks that are recorded by TSYS as expense.

[2]	Adjusted segment operating income excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
[3]	Adjusted segment operating margin equals adjusted segment operating income divided by net revenue.
[4]	Gross dollar volume represents the total dollar volume of debit transactions and cash withdrawals made using Consumer Solutions products.
[5]

Number of active cards represents the total number of cards that have had a PIN or signature-based purchase transaction, a POS load transaction or an ATM withdrawal within three months of the date of determination, adjusted to remove prepaid cards that consumers upgraded to a demand deposit account during the period.

[6]

Number of active cards with direct deposit represents the number of active cards that have had a direct deposit load within three months of the date of determination, adjusted to remove prepaid cards that consumers upgraded to a demand deposit account during the period.

For the year ended December 31, 2018,  71.3%  of revenues were derived from service fees charged to customers and 28.7% of revenues were derived from interchange and other revenues. Service fee revenues are driven by the number of active cards and in particular by the number of cards with direct deposit. Customers with direct deposit generally initiate more transactions and generate more revenues than those that do not take advantage of this feature. Interchange revenues are driven by gross dollar volume. Substantially all of the Consumer Solutions segment revenues were volume driven as they were driven by the active card and gross dollar volume indicators.

Consumer Solutions net revenue for 2018 increased $59.6 million compared to 2017.  This increase was comprised of $55.9 million increase in service fee revenues and $3.7 million increase in interchange and other revenues. Consumer Solutions segment net revenue increased $83.3 million for 2017, as compared to 2016. This increase was comprised of $48.6  million increase in service fee revenues and $34.7 million increase in interchange and other revenues.

On January 25, 2018, the CFPB announced that it had finalized updates to its 2016 prepaid rule. The CFPB’s 2016 prepaid rule put in place requirements for treatment of funds on lost or stolen cards, error resolution and investigation, upfront fee disclosures, access to account information, and overdraft features if offered in conjunction with prepaid accounts. The changes announced by the CFPB adjust requirements for resolving errors on unregistered accounts, provide greater flexibility for credit cards linked to digital wallets, and extend the effective date of the rule by one year to April 1, 2019. Assuming no changes to the rule and before taking into consideration the mitigating effects of TSYS’ business expansion and product diversification strategies for the Consumer Solutions segment, the Company currently expects  that the Company’s 2019 net revenue will be negatively impacted by approximately $60 to 65 million, with an estimated negative impact to adjusted diluted EPS of $0.17 to $0.19. TSYS expects to offset one-third to one-half of the expected negative financial impact of the rule, from both a net revenue and an adjusted diluted EPS perspective. TSYS will continue to review and interpret the rule and analyze its expected impact on the Consumer Solutions segment’s business. The estimated net revenue and adjusted diluted EPS impact set forth above is subject to risks and uncertainties such as the success of TSYS’ business expansion and product diversification strategies for the Consumer Solutions segment which success will depend on, among other things, the rate of adoption of the Company’s new products (both by consumers and the Company’s distribution partners), the rate of utilization of the various product features by cardholders, and overall market and regulatory dynamics. The estimated impact of the rule on the Company’s 2019 financial performance could vary based on these and other factors.

Operating Expenses

The Company’s operating expenses were $3.2 billion, $4.2 billion and $3.6 billion in 2018, 2017 and 2016, respectively. Operating expenses consist of cost of services and selling, general and administrative expenses. Cost of services describes the direct expenses incurred in performing a particular service for customers, including the cost of direct labor expense in putting the service in saleable condition. Selling, general and administrative expenses are incurred in selling or marketing and for the direction of the enterprise as a whole, including accounting, legal fees, sales, investor relations and mergers and acquisitions.

Operating expenses for the year ended December 31, 2018 decreased  $988.4 million,  mainly due to the adoption of ASC 606 and the net presentation of interchange and payment network fees. See Notes 1 and 2 in the Notes to Consolidated Financial Statements for further discussion of the Company’s adoption of ASC 606 as of January 1, 2018. The decrease was partially offset by an increase in operating expenses related to acquisitions as well as increased acquisition expenses and amortization of acquisition intangibles.  Operating expenses for the year ended December 31, 2017 included a decrease of $7.0 million, related to the effects of currency translation of the Company’s foreign-based subsidiaries. TransFirst had an incremental year-over-year impact on operating expenses of $417.3 million in 2017. Operating expenses for the year ended December 31, 2016 were also impacted by the TransFirst acquisition. Operating expenses increased $1.3 billion due to the acquisition of TransFirst in 2016. Operating expenses in 2017 and 2016 were also impacted by $1.9 million and $21.7 million, respectively, of litigation settlement, settlement discussions and related legal expenses. In 2017, TSYS incurred an expense associated with a special one-time cash bonus of $1,000 to certain employees as a result of the Company’s continued success and to share some of the savings that resulted from the Tax Act legislation passed in December 2017.

The Company’s cost of services were $2.5 billion, $3.6 billion and $3.0 billion in 2018, 2017 and 2016, respectively. The decrease in cost of services for 2018, as compared to 2017, is due to the adoption of ASC 606 and the presentation of interchange and payment network fees on a  net basis.  The increases in cost of services for 2017, as compared to 2016, are due to increases in employment, severance, technology and facilities and other costs to support revenue growth and the acquisition of TransFirst. The Company’s selling, general and administrative expenses were $713.0 million, $616.6 million and $603.6 million in 2018, 2017 and 2016, respectively. The increase in selling, general and administrative costs in 2018 is the result of an increase in acquisition expenses and amortization for acquisition intangibles. The increase in selling, general and administrative costs in 2017 were due primarily to the acquisition of TransFirst in April 2016.

The Company’s merger and acquisition (“M&A”) and integration expenses include transaction-related and integration-related expenses associated with acquisitions. These expenses consist of costs pertaining to the completion of the acquisition such as legal, accounting and professional fees, share-based compensation, as well as, third-party support fees, systems integration costs and personnel costs for severance and retention. M&A and integration expenses were $29.0 million, $13.4 million and $32.3 million for the year ended December 31, 2018, 2017 and 2016, respectively.

Operating Income

Operating income increased 12.1% for the year ended December 31, 2018, compared to 2017. The Company’s operating profit margin for the year ended December 31, 2018 was 20.4%, compared to 14.9% in 2017. TSYS’ operating margins increased for the year ended December 31, 2018, as compared to 2017,  due primarily to the adoption of ASC 606 and the presentation of interchange and payment network fees on a net basis.  TSYS’ operating margins increased for the year ended December 31, 2017, as compared to 2016, due primarily to a decrease in the amount of acquisition and integration expenses.

Nonoperating Income (Expense)

Nonoperating income (expense) consists of interest income, interest expense, and gains and losses on currency transactions. Nonoperating expense increased in 2018 as compared to 2017, and increased in 2017 as compared to 2016 primarily due to the increase in interest expense.

The following table provides a summary of nonoperating expense:

	Years Ended December 31,			Percent Change
(in thousands)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Interest expense[1]	$(163,357)	(118,221)	(115,363)	38.2%	2.5%
Interest income	4,476	2,193	1,840	nm	19.2
Currency translation and transaction gains (losses), net	109	(907)	1,748	nm	nm
Other	(4,202)	453	(575)	nm	nm
Total	$(162,974)	(116,482)	(112,350)	39.9	3.7
nm = not meaningful

[1]	Interest expense includes interest and related costs on Senior Notes of $121.6 million, $102.0 million and $87.7 million, respectively, for the years ended December 31, 2018, 2017 and 2016.

Interest expense for the year ended December 31, 2018 increased $45.1 million compared to 2017. The increase in interest expense in 2018 compared to 2017 is primarily due to the debt financing of the acquisition of Cayan. Interest expense for the year ended December 31, 2017 increased $2.9 million compared to 2016. The increase in interest expense in 2017 compared to 2016 is due to the debt financing of the acquisition of TransFirst in April 2016. Refer to Notes 12 and 23 in the Notes to Consolidated Financial Statements for more information on long-term borrowings and acquisitions.

Income Taxes

Below is a summary of income tax expense:

	Years Ended December 31,			Percent Change
(in thousands)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Income tax expense	$127,003	65,878	161,175	92.8%	(59.1)%
Effective income tax rate	19.3%	10.7%	35.0%

During 2018, the Company experienced a net decrease in its valuation allowance for deferred income tax assets of $1.7 million primarily as a result of the utilization of income tax credit carryforwards against the one-time transition tax that was enacted as part of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

As a result of the Tax Act, the Company realized a net tax benefit of $135.9 million. This was primarily the result of remeasuring deferred tax assets and deferred tax liabilities.

In 2018, TSYS reassessed its uncertain tax positions for all jurisdictions. As a result, the Company decreased unrecognized tax benefits by $1.5 million.

Refer to Note 14 in the Notes to Consolidated Financial Statements for more information on income taxes.

Equity in Income of Equity Investments

Below is a summary of TSYS' share of income from its interest in equity investments:

	Years Ended December 31,			Percent Change
(in thousands)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Equity in income of equity investments, net of tax	$45,156	40,532	26,115	11.4%	55.2%

The increases in equity income in 2018 and 2017 are primarily the result of organic growth in China Union Pay Data Co., Ltd (“CUP Data”). Refer to Note 11 in the Notes to Consolidated Financial Statements for more information on equity investments.

Net Income

The following table provides a summary of net income and EPS:

	Years Ended December 31,			Percent Change
(in thousands, except per share data)	2018	2017	2016	2018 vs. 2017	2017 vs. 2016
Net income	$577,917	592,216	325,972	(2.4)%	81.7%
Net income attributable to noncontrolling interests	(1,261)	(6,031)	(6,334)	79.1	4.8
Net income attributable to TSYS common shareholders	$576,656	586,185	319,638	(1.6)	83.4
Basic EPS attributable to TSYS common shareholders[1]	$3.17	3.19	1.74	(0.7)	83.3
Diluted EPS attributable to TSYS common shareholders[1]	$3.14	3.16	1.73	(0.8)	82.4

[1]

Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under GAAP. Refer to Note 25 in the Notes to Consolidated Financial Statements for more information on EPS.

Net income attributable to noncontrolling interests in 2018 decreased by $4.7 million from 2017 and decreased  $0.3 million in 2017 from 2016. The decrease in 2018 compared to 2017 is the result of TSYS acquiring the remaining 15%  equity interest in Central Payment Co., LLC (“CPAY”) in April 2018. The decrease in 2017 compared to 2016 is the result of TSYS acquiring an additional 10% ownership in CPAY in February 2017 partially offset by an increase in operating results of CPAY. Refer to Note 23 in the Notes to Consolidated Financial Statements for more information.

Non-GAAP Financial Measures

Management evaluates the Company's operating performance based on a constant currency basis, operating margin on a net revenue basis, adjusted EBITDA, adjusted earnings, adjusted diluted EPS and free cash flow which are non-GAAP measures. TSYS also uses these non-GAAP financial measures to evaluate and assess TSYS' financial performance against budget.

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

The following tables provide a reconciliation of GAAP to non-GAAP financial measures:

Constant Currency Comparison

(in thousands)	Years Ended December 31,
Consolidated	2018	2017
Total revenues (GAAP)	$4,028,211	4,927,965
Foreign currency impact[1]	(10,325)	—
Constant currency[2] (non-GAAP)	$4,017,886	4,927,965

Net revenue (non-GAAP)	$3,815,900	3,400,332
Foreign currency impact[1]	(9,704)	—
Constant currency[2] (non-GAAP)	$3,806,196	3,400,332

Operating income (GAAP)	$822,738	734,044
Foreign currency impact[1]	(4,828)	—
Constant currency[2] (non-GAAP)	$817,910	734,044

Issuer Solutions
Segment net revenue (GAAP)	$1,718,177	1,594,959
Foreign currency impact[1]	(9,446)	—
Constant currency[2] (non-GAAP)	$1,708,731	1,594,959

Constant Currency Comparison

(in thousands)	Years Ended December 31,
Consolidated	2017	2016
Total revenues (GAAP)	$4,927,965	4,170,077
Foreign currency impact[1]	15,468	—
Constant currency[2] (non-GAAP)	$4,943,433	4,170,077

Net revenue (non-GAAP)	$3,400,332	3,041,876
Foreign currency impact[1]	14,417	—
Constant currency[2] (non-GAAP)	$3,414,749	3,041,876

Operating income (GAAP)	$734,044	573,382
Foreign currency impact[1]	8,922	—
Constant currency[2] (non-GAAP)	$742,966	573,382

Issuer Solutions
Segment net revenue (GAAP)	$1,594,959	1,515,462
Foreign currency impact[1]	14,326	—
Constant currency[2] (non-GAAP)	$1,609,285	1,515,462

[1]	Reflects the impact of calculated changes in foreign currency rates from the comparable period.
[2]	Reflects current period results on a non-GAAP basis as if foreign currency rates did not change from the comparable prior year period.

Net Revenue and Operating Margin on a Net Revenue Basis

	Years Ended December 31,
(in thousands)	2018	2017	2016
Operating income (GAAP) (a)	$822,738	734,044	573,382
Total revenues (GAAP) (b)	$4,028,211	4,927,965	4,170,077
Less: reimbursable items, interchange and payment network fees	212,311	1,527,633	1,128,201
Net revenue (non-GAAP) (c)	$3,815,900	3,400,332	3,041,876
Operating margin (as reported) (GAAP) (a)/(b)	20.4%	14.9%	13.8%
Operating margin on a net revenue basis (non-GAAP) (a)/(c)	21.6%	21.6%	18.9%

Adjusted EBITDA

	Years Ended December 31,
(in thousands)	2018	2017	2016
Net income (GAAP) (a)	$577,917	592,216	325,972
Adjust for:
Less: Equity in income of equity investments	(45,156)	(40,532)	(26,115)
Add: Income tax expense	127,003	65,878	161,175
Add: Interest expense, net	158,881	116,028	113,523
Add: Depreciation and amortization	408,573	405,906	373,546
Add: Client incentive/contract asset amortization[1]	28,105	—	—
Add: Contract cost asset amortization[1]	35,729	—	—
Less/Add: (Gain)/loss on foreign currency translation and transaction (gains) losses	(109)	907	(1,748)
Add/Less: Other nonoperating expenses (income)	4,202	(453)	575
Add: Share-based compensation	48,758	42,409	43,728
Add: Cayan and TransFirst M&A and integration expenses[2]	26,550	13,367	28,176
Add: Litigation, claims, judgments or settlements[3]	—	1,947	21,719
Adjusted EBITDA (non-GAAP) (b)	$1,370,453	1,197,673	1,040,551

Total revenues (GAAP) (c)	$4,028,211	4,927,965	4,170,077
Net income margin on total revenues (GAAP) (a)/(c)	14.3%	12.0%	7.8%

Net revenue (non-GAAP) (d)	$3,815,900	3,400,332	3,041,876
Adjusted EBITDA margin on net revenue (non-GAAP) (b)/(d)	35.9%	35.2%	34.2%

[1]	Client incentive and contract asset amortization are no longer included in depreciation and amortization due to the adoption of ASC 606 on January 1, 2018.
[2]	Costs associated with the Cayan and TransFirst acquisitions which are included in selling, general and administrative expenses and nonoperating expenses.
[3]	Litigation settlement or settlement discussions with counterparties and related legal expenses.

Adjusted Earnings and Adjusted Diluted Earnings Per Share

	Years Ended December 31,
(in thousands, except per share data)	2018	2017	2016
Income attributable to TSYS common shareholders from continuing operations (GAAP)	$576,656	586,185	319,638
Adjust for amounts attributable to TSYS common shareholders:
Add: Acquisition intangible amortization	236,707	207,172	188,887
Add: Share-based compensation	48,757	42,399	43,691
Add: Cayan and TransFirst M&A and integration expenses[1]	26,550	13,306	37,957
Add: Litigation, claims, judgments or settlements[2]	—	1,947	19,913
Less: Tax impact of adjustments[3]	(68,655)	(90,955)	(93,667)
Less: Impact of Tax Cuts and Jobs Act[4]	1,277	(135,871)	—
Adjusted earnings (non-GAAP)	$821,292	624,183	516,419

Diluted EPS - Net income attributable to TSYS common shareholders:
As reported (GAAP)	$3.14	3.16	1.73
Adjusted diluted EPS (non-GAAP)	$4.47	3.37	2.80

Weighted average diluted shares	183,919	185,430	184,448

[1]	Costs associated with the Cayan and TransFirst acquisitions which are included in selling, general and administrative expenses and nonoperating expenses.
[2]	Litigation settlement or settlement discussions and related legal expenses.
[3]	Certain of these merger and acquisition costs are nondeductible for income tax purposes. Income tax impact includes a discrete item as a result of the acquisition.
[4]

On December 22, 2017, President Trump signed into law the Tax Act. In addition to the reduction in the federal corporate income tax rate, TSYS realized a non-recurring income tax expense/(benefit) of $1.3 million and ($135.9) million for the years ended December 31, 2018 and 2017, respectively, due to the reduction of certain deferred tax assets and liabilities and the repatriation of foreign earnings as a result of the Tax Act.

Free Cash Flow
	Years Ended December 31,
(in thousands)	2018	2017[1]	2016[1]
Net cash provided by operating activities (GAAP)	$1,041,667	857,049	718,284
Capital expenditures	(242,184)	(196,026)	(142,573)
Free cash flow (non-GAAP)	$799,483	661,023	575,711

[1]	As result of adopting ASU 2016-18 in 2018, TSYS recasted prior periods for changes related to restricted cash.

Capital expenditures include purchases of property and equipment, additions to licensed computer software from vendors and additions to internally developed computer software and additions to contract acquisition costs.

Financial Position, Liquidity and Capital Resources

The Consolidated Statements of Cash Flows detail the Company's cash flows from operating, investing and financing activities. TSYS' primary methods for funding its operations and growth have been cash generated from current operations, the use of leases and the occasional use of borrowed funds to supplement financing of capital expenditures.

Cash Flows from Operating Activities

	Years Ended December 31,
(in thousands)	2018	2017[1]	2016[1]
Net income	$577,917	592,216	325,972
Depreciation and amortization	408,573	405,906	373,546
Provisions for cardholder losses	65,108	51,194	49,363
Share-based compensation	48,758	42,409	43,728
Provisions for bad debt expenses and billing adjustments	10,313	10,169	7,584
Charges for transaction processing provisions	7,163	11,716	5,351
Amortization of debt issuance costs	4,982	4,307	13,570
Deferred income tax expense (benefit)	21,400	(172,488)	7,435
Equity in income of equity investments	(45,156)	(40,532)	(26,115)
Other noncash items and charges, net	25,923	26,008	5,117
Net change in current and other assets and current and other liabilities	(83,314)	(73,856)	(87,267)
Net cash provided by operating activities	$1,041,667	857,049	718,284

[1]	As result of adopting ASU 2016-18 in 2018, TSYS recasted prior periods for changes related to restricted cash.

TSYS' main source of funds is derived from operating activities, specifically net income. The change in depreciation and amortization is mainly the result of acquisitions partially offset by the adoption of ASC 606. Net change in current and other assets includes accounts receivable, contract assets, contract cost assets, prepaid expenses, other current assets and other long-term assets. Net change in current and other liabilities includes accounts payable, accrued salaries and employee benefits, and other current liabilities and other long-term liabilities. The change in accounts receivable as of December 31, 2018, as compared to 2017, is the result of timing of collections. The change in accounts payable and other liabilities for the same period is the result of the timing of payments of vendor invoices. The change in accrued salaries and employee benefits is due primarily to changes in incentive bonuses and benefits paid during the year ended December 31, 2018 compared to the same period in 2017. The increase in 2017, as compared to 2016, in net cash provided by operating activities was primarily the result of the combined increase of the net earnings of the Company and the impact of TransFirst.

Impact of adoption of ASC 606

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new clients to the Company’s processing systems. Upon the Company’s adoption of ASC 606 as of January 1, 2018, costs to obtain or fulfill a contract are classified as contract cost assets and payments for processing rights or signing incentives are classified as contract assets in the Company’s Consolidated Balance Sheets. See Notes 1, 2 and 10 in the Notes to Consolidated Financial Statements.

The decrease in additions to contract costs assets for 2018, as compared to 2017, is primarily attributable to payments for processing rights that are included in the changes in contract assets and liabilities in the operating activities section of the Company’s Consolidated Statements of Cash Flows upon the Company’s adoption of ASC 606 as of January 1, 2018.

Cash Flows from Investing Activities

	Years Ended December 31,
(in thousands)	2018	2017	2016
Cash used in acquisitions, net of cash acquired	$(1,051,629)	-	(2,345,493)
Purchases of property and equipment	(113,266)	(70,039)	(51,132)
Additions to licensed computer software from vendors	(89,756)	(25,916)	(11,551)
Additions to internally developed computer software	(39,162)	(30,265)	(34,043)
Proceeds from sale of acquisition intangibles	3,847	-	-
Other investing activities	(4,183)	(2,718)	(4,930)
Additions to contract acquisition costs	-	(69,806)	(45,847)
Net cash used in investing activities	$(1,294,149)	(198,744)	(2,492,996)

The major uses of cash for investing activities in 2018 were for acquisitions, purchases of property and equipment, the purchase of licensed computer software and internal development of computer software.  The primary uses of cash for investing activities in 2017 and 2016 were for acquisitions, purchases of property and equipment, additions to contract acquisition costs, internally developed computer software and licensed computer software from vendors.

 Cash Used in Acquisitions

In 2018, the Company completed the acquisition of Cayan in an all cash transaction valued at approximately $1.05 billion. In 2016, the Company used cash of $2.3 billion in connection with the acquisition of TransFirst.

Property and Equipment

Capital expenditures for property and equipment were $113.3 million in 2018, compared to $70.0 million in 2017 and $51.1 million in 2016. The majority of capital expenditures in 2018, 2017 and 2016 related to computer processing hardware. Additionally, 2018 capital expenditures included TSYS’ interest in corporate assets purchased as part of the collaborative arrangement discussed in Note 24.

Internally Developed Computer Software Costs

Additions to capitalized software development costs, including enhancements to, and development of, processing systems were $39.2 million in 2018, $30.3 million in 2017 and $34.0 million in 2016. The changes in capitalized software development costs in 2018, as compared to 2017, were the result of an increase in the level of activity of initiatives that consist of enhancing TSYS’ Consumer Solutions and Issuer Solutions platforms. The changes in capitalized software development costs in 2017, as compared to 2016, were the result of a decrease in the level of activity in a multi-year, multi-phase initiative that consists of enhancing TSYS’ issuing processing platforms.

Licensed Computer Software from Vendors

Capital expenditures for licensed computer software from vendors for increases in processing capacity were $89.8 million in 2018, compared to $25.9 million in 2017 and $11.6 million in 2016. The increase in expenditures during 2018 relate to new or extended software agreements with certain vendors.

Contract Cost Assets

TSYS makes cash payments for processing rights, third-party development costs and other direct salary-related costs in connection with converting new customers to the Company's processing systems. As discussed earlier, upon the Company’s adoption of ASC 606 as of January 1, 2018, costs to obtain or fulfill a contract are classified as contract cost assets and payments for processing rights or signing incentives are classified as contract assets in the Company’s Consolidated Balance Sheets. Prior to the Company’s adoption of ASC 606, contract cost assets were referred to as contract acquisition costs and included both conversion costs and payments for processing rights (signing incentives).

The Company's investments in contract acquisition costs were $69.8 million in 2017 and $45.8 million in 2016. The Company made cash payments for processing rights of $48.6 million and $25.8 million in 2017 and 2016, respectively. Conversion cost additions were $21.3 million and $20.0 million in 2017 and 2016, respectively.

Purchases of Private Equity Investments

The Company is a party to partnership agreements in connection with investing in two Atlanta-based venture capital funds focused exclusively on investing in technology-enabled financial services companies. Pursuant to each limited partnership agreement, the Company has committed to invest up to $20.0 million in each fund so long as its ownership interest in each fund does not exceed 50%. The Company made investments in the funds of $6.6 million, $2.7 million and $4.9 million in 2018, 2017 and 2016, respectively.

Cash Flows from Financing Activities

	Years Ended December 31,
(in thousands)	2018	2017	2016
Principal payments on long-term borrowings, capital lease obligations and license agreements	$(2,812,366)	(421,306)	(724,084)
Repurchases of common stock under plans and tax withholding	(172,966)	(284,237)	(30,275)
Purchase of noncontrolling interests	(126,000)	(70,000)	(5,878)
Dividends paid on common stock	(94,557)	(79,017)	(73,378)
Debt issuance costs	(16,004)	-	(26,555)
Subsidiary dividends paid to noncontrolling shareholders	(3,777)	(5,997)	(5,548)
Proceeds from borrowings of long-term debt	3,477,000	200,000	2,666,295
Proceeds from exercise of stock options	31,177	21,832	11,708
Excess tax benefit from share-based payment arrangements	-	-	9,905
Net cash provided by (used in) financing activities	$282,507	(638,725)	1,822,190

Net cash used in financing activities for the year ended December 31, 2018 was primarily related to principal payments on long-term borrowings, repurchases of common stock, the purchase of the remaining fifteen percent interest in CPAY, payment of dividends and capital lease obligations and license agreements. The main source of cash provided by financing activities in 2018 is the proceeds from borrowing of long-term debt and exercises of stock options. Cash provided by financing activities for the year ended December 31, 2018 primarily related to proceeds from long-term borrowings in connection with the Cayan acquisition.

TSYS continues to monitor developments related to the anticipated transition from the London Interbank Offered Rate (“LIBOR”) to an alternative benchmark reference rate, such as the Secured Overnight Financing Rate (“SOFR”), beginning January 1, 2022. Additionally, TSYS maintains contact with its lenders and other stakeholders to evaluate the potential impact of these changes on TSYS’ future financing activities.

Net cash used in financing activities for the year ended December 31, 2017 was primarily related to principal payments on long-term borrowings and capital lease obligations, repurchase of common stock, dividends paid on common stock, as well as the purchase of noncontrolling interests. Cash provided by financing activities for the year ended December 31, 2017 primarily relate to proceeds from long-term borrowings.

Net cash used in financing activities for the year ended December 31, 2016 was primarily related to principal payments on long-term borrowings and capital lease obligations, as well as dividends paid on common stock. Cash provided by financing activities for the year ended December 31, 2016 primarily related to proceeds from long-term borrowings in connection with the TransFirst acquisition.

Refer to Notes 12 and 23 in the Notes to Consolidated Financial Statements for more information on the long-term debt financing and acquisitions.

Borrowings

Refer to Note 12 in the Notes to Consolidated Financial Statements for further information on borrowings.

Purchase of Noncontrolling Interest

In connection with the acquisition of CPAY, the Company was party to call and put arrangements with respect to the membership units that represent the remaining noncontrolling interest of CPAY. The call arrangement was exercisable by TSYS and the put arrangement was exercisable by the Seller. The put arrangement was outside the control of the Company by requiring the Company to purchase the Seller’s entire equity interest in CPAY at a put price at fair value. At the time of the original acquisition, the redemption of the put option was considered probable based upon the passage of time of the second anniversary date. The put arrangement was recorded on the Consolidated Balance Sheet and was classified as redeemable noncontrolling interest in consolidated subsidiary outside of permanent equity.

In April 2018, the Company acquired the remaining 15% equity interest in CPAY from a privately-owned company for $126.0 million.

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

The put option was not redeemable on December 31, 2017, but redemption was considered probable based upon the passage of time toward the April 2018 date. The Company’s accounting policy is to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date. The Company recorded accretion in fair value of $101.4 million for the year ended December 31, 2017 using the effective interest method.

Refer to Note 23 in the Notes to Consolidated Financial Statements for more information on this purchase.

Stock Repurchase Plan

In January 2015, TSYS announced that its Board had approved a stock repurchase plan to repurchase up to 20 million shares of TSYS stock. The shares may be purchased from time to time at prices considered appropriate. There is no expiration date for the plan. Through December 31, 2018, the Company purchased 11.5 million shares for approximately $720.9 million at an average price of $62.69.

On January 31, 2019, TSYS executed an accelerated share repurchase (“ASR”) agreement to repurchase $400 million of its outstanding common stock. Pursuant to the ASR Agreement, approximately 83% of the shares expected to be repurchased were received by the Company on February 5, 2019. The total number of shares ultimately repurchased under the ASR program will be determined upon final settlement and will be based on a discount to the volume-weighted average price of the Company’s common stock during the ASR period. The Company anticipates that all repurchases under the ASR will be completed by the end of the first quarter of 2019.

Dividends

Dividends on common stock of $94.6 million were paid in 2018, compared to $79.0 million and $73.4 million in 2017 and 2016, respectively. For 2018, the Company declared dividends of $0.52 per share, compared to dividends of $0.46 per share in 2017 and $0.40 per share in 2016.

Significant Noncash Transactions

During 2018, 2017 and 2016, the Company issued 326,968, 329,051 and 362,804 shares of common stock, respectively, to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued in the form of nonvested stock bonus awards for services to be provided in the future by such officers and employees. The market value of the common stock at the date of issuance is amortized as share-based compensation expense over the vesting period of the awards. The grants to the Board of Directors were fully vested on the date of grant.

The Company acquired computer equipment under capital leases and software under license agreements in the amount of $23.2 million, $40.8 million and $1.8 million in 2018, 2017 and 2016, respectively.

Refer to Notes 18 and 22 in the Notes to Consolidated Financial Statements for more information on share-based compensation and significant noncash transactions.

Additional Cash Flow Information

Off-Balance Sheet Financing

TSYS uses various operating leases in its normal course of business. These "off-balance sheet" arrangements obligate TSYS to make payments for computer equipment and facilities. These computer lease commitments may be replaced with new lease commitments due to new technology. Management expects that, as these leases expire, they will be evaluated and renewed or replaced by similar leases based on need. As discussed in Note 1 in the Notes to Consolidated Financial Statements, the Company adopted ASU 2016-02 Leases (Topic 842) (ASU 2016-02) as of January 1, 2019. ASU 2016-02 introduces a lessee model that brings most operating leases on the balance sheet.

The following table summarizes future contractual cash obligations, including lease payments and software arrangements, as of December 31, 2018, for the next five years and thereafter:

	Contractual Cash Obligations
	Payments Due by Period
		1 Year or			After 5
(in thousands)	Total	Less	2-3 Years	4-5 Years	Years
Debt obligations (principal)	$3,887,149	$20,807	761,342	1,905,000	1,200,000
Debt obligations (interest)[1]	836,265	158,756	294,628	213,437	169,444
Operating leases	254,381	54,818	105,532	61,137	32,894
Purchase commitments	131,788	59,182	39,463	12,330	20,813
Capital lease obligations	42,374	7,393	14,404	13,709	6,868
License agreements	18,146	2,939	15,168	39	—
Total contractual cash obligations	$5,170,103	$303,895	1,230,537	2,205,652	1,430,019

[1]	Amounts utilize prevailing interest rates as of December 31, 2018.

Income Taxes

The total liability for uncertain tax positions as of December 31, 2018 is $22.3 million. Refer to Note 14 in the Notes to Consolidated Financial Statements for more information on income taxes. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

Foreign Operations

TSYS operates internationally and is subject to adverse movements in foreign currency exchange rates. On June 23, 2016, the U.K. held a referendum in which voters approved an exit from the E.U., commonly referred to as “Brexit.” The U.K. is currently negotiating the terms of its expected exit from the European Union which is scheduled for March 29, 2019. In November 2018, the U.K. and the European Union agreed upon a draft Withdrawal Agreement that sets out the terms of the U.K.’s departure, including a transition period from March 29, 2019 through December 31, 2020 to allow time for the U.K. and the European Union to agree upon a future trade deal. On January 15, 2019, the draft Withdrawal Agreement was rejected by the U.K. Parliament creating significant uncertainty about the terms (and timing) under which the U.K. will leave the European Union and the terms of U.K.’s future relationship with the European Union. TSYS continues to monitor Brexit and its potential impact across key areas including service continuity, contracts, regulatory (including data privacy), the economy and freedom of movement of people. Uncertainty over the terms of the withdrawal of the U.K. from the E.U. may create global economic uncertainty, and have unknown social and geopolitical impact, which may adversely affect the Company’s business, results of operations and financial condition, as well as potentially affect TSYS’ relationships with its existing and future customers, vendors and employees. Additionally, the U.K. may be required to negotiate new terms of trade with various jurisdictions which could be disruptive and adversely affect TSYS’ tax benefits or liabilities in those jurisdictions. TSYS has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. TSYS continues to analyze potential hedging instruments to safeguard it from significant foreign currency translation risks.

TSYS maintains operating cash accounts outside the United States. Refer to Note 4 in the Notes to Consolidated Financial Statements for more information on cash, cash equivalents and restricted cash. TSYS has adopted the permanent reinvestment exception under GAAP with respect to future earnings of certain foreign subsidiaries. While some of the foreign cash is available to repay intercompany financing arrangements, some remaining amounts may not be presently available to fund domestic operations and obligations without paying withholding taxes upon its repatriation. Demand on the Company’s cash has increased as a result of its strategic initiatives. TSYS funds these initiatives through a balance of internally generated cash, external sources of capital and, when advantageous, access to foreign cash in a tax efficient manner. Where local regulations limit an efficient intercompany transfer of amounts held outside of the U.S., TSYS will continue to utilize these funds for local liquidity needs. Under current law, balances available to be repatriated to the U.S. may be subject to foreign withholding taxes. Pursuant to the Tax Act, TSYS has not provided for the U.S. federal tax liability on these amounts for financial statement purposes. TSYS utilizes a variety of tax planning and financing strategies with the objective of having its worldwide cash available in the locations where it is needed.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as local industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS' current ratio of 2.2:1. As of December 31, 2018, TSYS had working capital of $625.2 million, compared to $90.2 million in 2017 and $602.3 million in 2016.

Legal Proceedings

Refer to Note 15 in the Notes to Consolidated Financial Statements for information regarding the Company's commitments and contingencies, including legal proceedings.

Forward-Looking Statements

Certain statements contained in this filing which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (“the Act”). These forward-looking statements include, among others: (i) TSYS’ expectation with respect to the effect of recent accounting pronouncements; (ii) TSYS’ expectation with respect to the impact of the CFPB’s new rule pertaining to prepaid financial products on its Consumer Solutions segment and the Company’s 2019 revenue and earnings; (iii) TSYS’ expectation that it will be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future; (iv) TSYS’ belief with respect to lawsuits, claims and other complaints; (v) TSYS’ expectation with respect to certain tax matters; (vi) the Board’s intention to continue to pay cash dividends; and the assumptions underlying such statements. In addition, certain statements in future filings by TSYS with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of TSYS which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans and objectives of TSYS or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

These statements are based upon the current beliefs and expectations of TSYS’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by the Company’s forward-looking statements. Many of these factors are beyond TSYS’ ability to control or predict. These factors include, but are not limited to:

•	the material breach of security of any of TSYS’ systems and software;
•	TSYS incurs expenses associated with the signing of a significant client;
•

organic growth rates for TSYS’ existing clients are lower than anticipated whether as a result of unemployment rates, card delinquencies and charge off rates or otherwise or attrition rates of existing clients are higher than anticipated;

•	conversions and deconversions of client portfolios may not occur as scheduled;
•

risks associated with foreign operations, including (i) adverse developments with respect to foreign currency exchange rates, and in particular with respect to the current environment, adverse developments with respect to foreign currency  exchange rates as a result of Brexit; and (ii) other adverse developments as a result of Brexit including its impact on service continuity, contracts, the regulatory environment, the economy and freedom of movement of people;

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
•

the impact of potential and completed acquisitions, particularly the completed Cayan and TransFirst acquisitions, including the costs associated therewith, their being more difficult to integrate than anticipated, and the inability to achieve the anticipated growth opportunities and other benefits of the acquisitions;

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

•

The success of TSYS’ business expansion and product diversification strategies for the Consumer Solutions segment which success will depend on, among other things,  the rate of adoption of the Company’s new products (both by consumers and the Company’s distribution partners), the rate of utilization of the various product features by cardholders, and overall market and regulatory dynamics;

•	TSYS’ ability to obtain and protect its own patents and intellectual property and also avoid liability for infringement of third-party rights;
•	the effect of current domestic and worldwide economic and geopolitical conditions;
•	the impact on TSYS’ business, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts;
•	one or more of the assumptions upon which our earnings guidance for 2019 is based is inaccurate;
•	the potential for TSYS’ systems and software to contain undetected errors, viruses or defects;
•

other risk factors described in the “Risk Factors” and other sections of TSYS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and other filings with the Securities and Exchange Commission; and

•	TSYS’ ability to manage the foregoing and other risks.

These forward-looking statements speak only as of the date on which they are made and TSYS disclaims any obligation to update any forward-looking statement as a result of new information, future developments or otherwise except as required by law.

Subsequent Events

Management performed an evaluation of the Company’s activity as of the date these audited financial statements were issued and has concluded that there are no significant events requiring disclosure.

Consolidated Balance Sheets

(in thousands, except per share data)	December 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents (Note 4)	$471,156	450,357
Accounts receivable, net of allowances for doubtful accounts and billing adjustments of $6.0 million and $5.9 million as of 2018 and 2017, respectively	450,322	412,322
Contract assets (Note 2)	30,950	-
Prepaid expenses and other current assets (Note 5)	188,355	216,565
Total current assets	1,140,783	1,079,244
Contract assets (Note 2)	47,839	-
Goodwill (Note 6)	4,114,838	3,264,071
Other intangible assets, net of accumulated amortization of $802.0 million and $600.9 million as of 2018 and 2017, respectively (Note 7)	796,702	727,146
Intangible assets - computer software, net of accumulated amortization of $893.4 million and $849.3 million as of 2018 and 2017, respectively (Note 8)	534,536	383,715
Property and equipment, net of accumulated depreciation and amortization of $522.7 million and $521.1 million as of 2018 and 2017, respectively (Note 9)	383,074	325,218
Contract cost assets, net of accumulated amortization (Notes 1 and 10)	145,598	258,665
Equity investments, net (Note 11)	180,661	163,518
Deferred income tax assets (Note 14)	7,773	6,091
Other assets	116,905	124,021
Total assets	$7,468,709	6,331,689
Liabilities
Current liabilities:
Current portion of long-term borrowings (Note 12)	$20,807	559,050
Accounts payable	97,956	62,310
Contract liabilities (Note 2)	47,227	52,913
Accrued salaries and employee benefits	73,143	82,135
Current portion of obligations under capital leases and license agreements (Note 12)	8,318	6,762
Other current liabilities (Note 13)	268,150	225,922
Total current liabilities	515,601	989,092
Long-term borrowings, excluding current portion (Note 12)	3,843,394	2,591,949
Deferred income tax liabilities (Note 14)	380,278	238,317
Contract liabilities (Note 2)	21,489	48,526
Obligations under capital leases and license agreements, excluding current portion (Note 12)	46,147	36,053
Other long-term liabilities	75,894	71,070
Total liabilities	4,882,803	3,975,007
Redeemable noncontrolling interest in consolidated subsidiary (Note 23)	-	115,689
Commitments and contingencies (Note 15)
Shareholders' Equity
Shareholders’ equity:
Common stock- $0.10 par value. Authorized 600,000 shares; 202,765 issued as of 2018 and 2017; 180,586 and 180,903 outstanding as of 2018 and 2017, respectively	20,277	20,277
Additional paid-in capital	189,889	162,806
Accumulated other comprehensive loss, net (Note 20)	(60,223)	(36,148)
Treasury stock, at cost (22,179 and 21,862 shares as of 2018 and 2017, respectively)(Note 19)	(1,042,687)	(909,960)
Retained earnings	3,478,650	3,004,018
Total shareholders’ equity	2,585,906	2,240,993
Total liabilities and shareholders' equity	$7,468,709	6,331,689

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share data)	2018	2017	2016
Total revenues (Notes 1, 2 and 21)	$4,028,211	4,927,965	4,170,077
Cost of services (Note 1)	2,492,482	3,577,320	2,993,062
Selling, general and administrative expenses	712,991	616,601	603,633
Total operating expenses	3,205,473	4,193,921	3,596,695
Operating income	822,738	734,044	573,382
Nonoperating expenses, net	(162,974)	(116,482)	(112,350)
Income before income taxes and equity in income of equity investments	659,764	617,562	461,032
Income taxes (Note 14)	127,003	65,878	161,175
Income before equity in income of equity investments	532,761	551,684	299,857
Equity in income of equity investments, net of tax	45,156	40,532	26,115
Net income	$577,917	592,216	325,972
Net income attributable to noncontrolling interests	(1,261)	(6,031)	(6,334)
Net income attributable to Total System Services, Inc. (TSYS) common shareholders	$576,656	586,185	319,638
Basic earnings per share (EPS) attributable to TSYS common shareholders (Note 25)	$3.17	3.19	1.74
Diluted EPS attributable to TSYS common shareholders (Note 25)	$3.14	3.16	1.73

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	Years Ended December 31,
(in thousands)	2018	2017	2016
Net income	$577,917	592,216	325,972
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(20,326)	22,018	(30,801)
Postretirement healthcare plan adjustments	(716)	(592)	496
Unrealized (loss) gain on available-for-sale securities	(5,362)	(1,416)	7,359
Other comprehensive (loss) income	(26,404)	20,010	(22,946)
Comprehensive income	551,513	612,226	303,026
Comprehensive income attributable to noncontrolling interests	(1,261)	(6,031)	(6,002)
Comprehensive income attributable to TSYS common shareholders	$550,252	606,195	297,024

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2018	2017	2016
Cash flows from operating activities:
Net income	$577,917	592,216	325,972
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	408,573	405,906	373,546
Provisions for cardholder losses	65,108	51,194	49,363
Share-based compensation	48,758	42,409	43,728
Provisions for bad debt expenses and billing adjustments	10,313	10,169	7,584
Charges for transaction processing provisions	7,163	11,716	5,351
Amortization of debt issuance costs	4,982	4,307	13,570
Dividends received from equity investments	24,921	20,589	15,246
(Gain) loss on foreign currency	(109)	907	(1,748)
Amortization of bond discount	1,027	907	750
Loss on disposal of equipment, net	84	3,605	774
Excess tax benefit from share-based payment arrangements	-	-	(9,905)
Deferred income tax expense (benefit)	21,400	(172,488)	7,435
Equity in income of equity investments, net of tax	(45,156)	(40,532)	(26,115)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(34,834)	(29,729)	(73,235)
Contract assets and contract liabilities	(2,771)	6,184	(2,262)
Contract cost assets	3,316	-	-
Prepaid expenses, other current assets and other long-term assets	16,402	3,089	(58,345)
Accounts payable	2,718	17,653	(12,562)
Accrued salaries and employee benefits	(12,543)	13,538	(2,597)
Other current liabilities and other long-term liabilities	(55,602)	(84,591)	61,734
Net cash provided by operating activities	1,041,667	857,049	718,284

Cash flows from investing activities:
Purchases of property and equipment	(113,266)	(70,039)	(51,132)
Additions to contract acquisition costs	-	(69,806)	(45,847)
Additions to internally developed computer software	(39,162)	(30,265)	(34,043)
Additions to licensed computer software from vendors	(89,756)	(25,916)	(11,551)
Cash used in acquisitions, net of cash acquired	(1,051,629)	-	(2,345,493)
Proceeds from sale of acquisition intangibles	3,847	-	-
Other investing activities	(4,183)	(2,718)	(4,930)
Net cash used in investing activities	(1,294,149)	(198,744)	(2,492,996)

Cash flows from financing activities:
Principal payments on long-term borrowings, capital lease obligations and license agreements	(2,812,366)	(421,306)	(724,084)
Purchase of noncontrolling interest	(126,000)	(70,000)	(5,878)
Dividends paid on common stock	(94,557)	(79,017)	(73,378)
Subsidiary dividends paid to noncontrolling shareholders	(3,777)	(5,997)	(5,548)
Repurchase of common stock under plans and tax withholding	(172,966)	(284,237)	(30,275)
Debt issuance costs	(16,004)	-	(26,555)
Excess tax benefit from share-based payment arrangements	-	-	9,905
Proceeds from borrowings of long-term debt	3,477,000	200,000	2,666,295
Proceeds from exercise of stock options	31,177	21,832	11,708
Net cash provided by (used in) financing activities	282,507	(638,725)	1,822,190

Cash, cash equivalents and restricted cash:
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(7,116)	5,980	(11,197)
Net increase in cash, cash equivalents and restricted cash	22,909	25,560	36,281
Cash, cash equivalents and restricted cash at beginning of period	451,370	425,810	389,529
Cash, cash equivalents and restricted cash at end of period	$474,279	451,370	425,810

Supplemental cash flow information:
Interest paid	$154,487	112,705	84,420
Income taxes paid, net	$78,546	269,113	87,428

See accompanying Notes to Consolidated Financial Statements

           Consolidated Statements of Changes in Equity

		TSYS Shareholders
					Accumulated
					Other
	Redeemable			Additional	Comprehensive
	Noncontrolling	Common Stock		Paid-In	Income (Loss),	Treasury	Retained	Noncontrolling
(in thousands, except per share data)	Interests	Shares	Dollars	Capital	Net of Tax	Stock	Earnings	Interests	Total Equity

Balance as of December 31, 2015	$23,410	202,769	$20,277	241,891	(33,544)	(641,664)	2,256,058	5,664	$1,848,682
Net income	6,231	-	-	-	-	-	319,638	103	319,741
Other comprehensive loss (Note 20)	-	-	-	-	(22,614)	-	-	(332)	(22,946)
Common stock issued from treasury shares for exercise of stock options (Note 18)	-	-	-	1,824	-	9,884	-	-	11,708
Common stock unissued due to forfeiture of nonvested awards	-	(4)	(1)	1,197	-	(1,196)	-	-	-
Common stock issued from treasury shares for nonvested awards (Note 18)	-	-	-	(17,204)	-	17,204	-	-	-
Share-based compensation (Note 18)	-	-	-	42,457	-	-	-	-	42,457
Cash dividends declared ($0.40 per share)	-	-	-	-	-	-	(73,474)	-	(73,474)
Purchase of treasury shares (Note 19)	-	-	-	-	-	(30,275)	-	-	(30,275)
Subsidiary repurchase of noncontrolling interests	-	-	-	(443)	-	-	-	(5,435)	(5,878)
Subsidiary dividends paid to noncontrolling interests	(5,548)	-	-	-	-	-	-	-	-
Tax benefits associated with share-based compensation	-	-	-	9,905	-	-	-	-	9,905
Balance as of December 31, 2016	24,093	202,765	20,276	279,627	(56,158)	(646,047)	2,502,222	-	2,099,920
Net income	6,031	-	-	-	-	-	586,185	-	586,185
Other comprehensive income (Note 20)	-	-	-	-	20,010	-	-	-	20,010
Common stock issued from treasury shares for exercise of stock options (Note 18)	-	-	-	10,474	-	11,358	-	-	21,832
Common stock unissued due to forfeiture of nonvested awards	-	-	1	1,230	-	(1,231)	-	-	-
Common stock issued from treasury shares for nonvested awards (Note 18)	-	-	-	(10,197)	-	10,197	-	-	-
Share-based compensation (Note 18)	-	-	-	43,234	-	-	-	-	43,234
Cash dividends declared ($0.46 per share)	-	-	-	-	-	-	(84,389)	-	(84,389)
Purchase of treasury shares (Note 19)	-	-	-	-	-	(284,237)	-	-	(284,237)
Adjustments to redemption value of redeemable noncontrolling interest	101,405	-	-	(101,405)	-	-	-	-	(101,405)
Subsidiary repurchase of noncontrolling interests	(9,843)	-	-	(60,157)	-	-	-	-	(60,157)
Subsidiary dividends paid to noncontrolling interests	(5,997)	-	-	-	-	-	-	-	-
Balance as of December 31, 2017	115,689	202,765	20,277	162,806	(36,148)	(909,960)	3,004,018	-	2,240,993
Cumulative effect adjustment from adoption of ASU 2014-09 (Note 1)	-	-	-	-	-	-	(4,445)	-	(4,445)
Reclassification from adoption of ASU 2018-02 (Notes 1 and 20)	-	-	-	-	2,329	-	(2,329)	-	-
Net income	1,261	-	-	-	-	-	576,656	-	576,656
Other comprehensive loss (Note 20)	-	-	-	-	(26,404)	-	-	-	(26,404)
Common stock issued from treasury shares for exercise of stock options (Note 18)	-	-	-	7,089	-	24,083	-	-	31,172
Common stock unissued due to forfeiture of nonvested awards	-	-	-	692	-	(692)	-	-	-
Common stock issued from treasury shares for nonvested awards (Note 18)	-	-	-	(16,839)	-	16,839	-	-	-
Common stock issued from treasury shares for dividend equivalents	-	-	-	925	-	9	-	-	934
Share-based compensation (Note 18)	-	-	-	48,044	-	-	-	-	48,044
Cash dividends declared ($0.52 per share)	-	-	-	-	-	-	(95,250)	-	(95,250)
Purchase of treasury shares (Note 19)	-	-	-	-	-	(172,966)	-	-	(172,966)
Adjustments to redemption value of redeemable noncontrolling interest	12,828	-	-	(12,828)	-	-	-	-	(12,828)
Subsidiary dividends paid to noncontrolling interest	(3,778)	-	-	-	-	-	-	-	-
Repurchase of noncontrolling interest	(126,000)	-	-	-	-	-	-	-	-
Balance as of December 31, 2018	$-	202,765	$20,277	189,889	(60,223)	(1,042,687)	3,478,650	-	$2,585,906

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation and Summary of Significant Accounting Policies

BUSINESS:  Total System Services, Inc.’s (“TSYS’” or “the Company’s”) revenues are derived from providing payment processing, merchant services and related payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company also derives revenues by providing general-purpose reloadable (“GPR”) prepaid debit and payroll cards, demand deposit accounts and other financial services to underbanked and other consumers and businesses. The Company’s services are provided through three operating segments: Issuer Solutions, Merchant Solutions and Consumer Solutions.

Through the Company’s Issuer Solutions segment, TSYS processes information through its cardholder systems to financial and nonfinancial institutions throughout the United States and internationally. The Company’s Merchant Solutions segment provides merchant services to merchant acquirers and merchants mainly in the United States. The Company’s Consumer Solutions segment provides financial service solutions to consumers and businesses in the United States.

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION:  The accompanying Consolidated Financial Statements, which are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) include the accounts of TSYS and its wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements.

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

ACQUISITIONS — PURCHASE PRICE ALLOCATION:  TSYS' purchase price allocation methodology requires the Company to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. TSYS estimates the fair value of assets and liabilities based upon appraised market values, the carrying value of the acquired assets and widely accepted valuation techniques, including the cost approach, discounted cash flows and market multiple analyses. Management determines the fair value of fixed assets and identifiable intangible assets such as developed technology or customer relationships, and any other significant assets or liabilities. TSYS adjusts the purchase price allocation, as necessary, until the end of the measurement period, which is no longer than one year after the acquisition closing date as TSYS obtains more information regarding asset valuations and liabilities assumed. Unanticipated events or circumstances may occur which could affect the accuracy of the Company's fair value estimates, including assumptions regarding industry economic factors and business strategies, and may result in an impairment or a new allocation of purchase price.

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

GOODWILL:  Goodwill results from the excess of cost over the fair value of net assets of businesses acquired. Goodwill is tested for impairment at least annually. Equity investment goodwill, which is not reported as goodwill in the Company's Consolidated Balance Sheet, but is reported as a component of the equity investment, was $46.6 million and $48.8 million as of December 31, 2018 and 2017, respectively.

OTHER INTANGIBLE ASSETS: Identifiable intangible assets relate primarily to merchant relationships, customer relationships, databases, channel relationships, covenants-not-to-compete, trade names and trade associations resulting from acquisitions. These identifiable intangible assets are amortized using the straight-line method over periods not exceeding the estimated useful lives, which range from one to twelve years. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with GAAP. Amortization expenses are charged to selling, general and administrative expenses in the Company's Consolidated Statements of Income.

INTANGIBLE ASSETS- COMPUTER SOFTWARE, NET: Licensed computer software includes software the Company licenses from third parties that is for internal use and providing services to clients. Licensed software is obtained through perpetual licenses, term licenses, site licenses and through agreements based on processing capacity. Perpetual and site licenses are amortized using the straight-line method over their estimated useful lives which range from one to ten years. Term licenses are amortized over the term of the agreement. Mainframe software that is licensed based on processing capacity is amortized using either a straight-line or a units-of-production basis over the estimated useful life of the software, generally not to exceed ten years. At each balance sheet date, the Company evaluates impairment losses on long-lived assets used in operations in accordance with GAAP.

Acquisition technology intangibles are software technology assets resulting from acquisitions. These assets are amortized using the straight-line method over periods not exceeding their estimated useful lives, which range from three to eight years. GAAP requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their residual values, and reviewed for impairment. Acquisition technology intangibles’ net book values are included in computer software, net in the accompanying Consolidated Balance Sheets. Amortization expenses are charged to cost of services in the Company's Consolidated Statements of Income.

Software development costs are costs of computer software to be sold, leased or otherwise marketed are capitalized once technological feasibility of the software product has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed a detailed program design and has determined that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is generally available to clients. In evaluating software development costs for recoverability, expected cash flows are estimated by management should events indicate a loss may have been triggered. Software development costs are amortized using the straight-line method over its estimated useful life, which ranges from one to ten years.

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

Based upon management’s review for potential impairment, no material impairment losses related to intangible assets – computer software were recorded in 2018, 2017 or 2016.

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

EQUITY METHOD INVESTMENTS:  TSYS' 49% investment in Total System Services de México, S.A. de C.V. (“TSYS de México”), an electronic payment processing support operation located in Toluca, México, is accounted for using the equity method of accounting, as is TSYS' 44.56% investment in China UnionPay Data Co., Ltd. (“CUP Data”) headquartered in Shanghai, China. The Company has entered into limited partnership agreements in connection with investing in two Atlanta-based venture capital funds focused exclusively on investing in technology-enabled financial services companies. TSYS' equity investments are recorded initially at cost and subsequently adjusted for equity in earnings, cash contributions and distributions, and foreign currency translation adjustments.

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

UP-FRONT DISTRIBUTOR AND PARTNER PAYMENTS: The Company makes up-front contractual payments to third-party distributors and partners. The Company assesses each up-front payment to determine whether it meets the criteria of an asset as defined by U.S. GAAP. If these criteria are met, the Company capitalizes the up-front payment and recognizes the capitalized amount as expense ratably over the benefit period, which is generally the contract period. If the contract requires the distributor or partner to perform specific acts (i.e., achieve a sales goal) and no other conditions exist for the distributor or partner to earn or retain the up-front payment, then the Company capitalizes the payment and recognizes it as an expense when the performance conditions have been met. Up-front distributor and partner payments are classified on the Consolidated Balance Sheets as other current and non-current assets and recorded as a cost of services in the Consolidated Statements of Income.

IMPAIRMENT OF LONG-LIVED ASSETS:  The Company reviews long-lived assets, such as property and equipment and intangibles subject to amortization, including contract assets, contract cost assets and certain computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If upon a triggering event the Company determines that the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the Consolidated Balance Sheets and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

TRANSACTION PROCESSING PROVISIONS:  The Company has recorded an accrual for contract contingencies (performance penalties) and processing errors. A significant number of the Company's contracts with large clients contain service level agreements which can result in TSYS incurring performance penalties if contractually required service levels are not met. When providing for these accruals, the Company takes into consideration such factors as the prior history of performance penalties and processing errors incurred, actual contractual penalty charge rates in the Company's contracts, progress towards milestones and known processing errors. As of December 31, 2018 and 2017, the Company had transaction processing provisions of $3.6 million and $2.2 million, respectively. These accruals are included in other current liabilities in the accompanying Consolidated Balance Sheets. Increases and decreases in transaction processing provisions are charged to cost of services in the Company's Consolidated Statements of Income, and payments or credits for performance penalties and processing errors are charged against the accrual.

PROVISION FOR CARDHOLDER LOSSES: The Company is exposed to losses due to cardholder fraud, payment defaults and other forms of cardholder activity as well as losses due to non-performance of third parties who receive cardholder funds for transmittal to the issuing banks (banks that issue Mastercard International or Visa USA, Inc. branded cards to customers). The Company establishes a reserve for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods and services. These reserves are established based upon historical loss and recovery rates and cardholder activity for which specific losses can be identified. The provision for cardholder losses was approximately $13.1 million and $9.5 million as of December 31, 2018 and 2017, respectively. The charges to provisions for cardholder losses are included in cost of services in the Consolidated Statements of Income and other current liabilities in the Consolidated Balance Sheets. The Company regularly updates its reserve estimate as new facts become known and events occur that may impact the settlement or recovery of losses.

PROVISION FOR MERCHANT LOSSES:  The Company has potential liability for losses resulting from disputes between a cardholder and a merchant that arise as a result of, among other things, the cardholder's dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant's favor. In these cases, the transaction is "charged back" to the merchant, which means the purchase price is refunded to the customer by the card-issuing bank and charged to the merchant. If the merchant is unable to fund the refund, TSYS must do so. TSYS also bears the risk of reject losses arising from the fact that TSYS collects fees from its merchants after the monthly billing period. If the merchant has gone out of business during such period, TSYS may be unable to collect such fees. TSYS maintains cash deposits or requires the pledge of a letter of credit from certain merchants, generally those with higher average transaction size where the card is not present when the charge is made or the product or service is delivered after the charge is made, in order to offset potential contingent liabilities such as chargebacks and reject losses that would arise if the merchant went out of business. Most chargeback and reject losses are charged to cost of services as they are incurred. However, the Company also maintains a provision against losses, including major fraud losses, which are both less predictable and involve larger amounts. The loss provision was established using historical loss rates, applied to recent bankcard processing volume. The Company had a merchant loss provision in the amount $4.3 million for the years ended December 31, 2018 and 2017.

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

FAIR VALUES OF FINANCIAL INSTRUMENTS:  The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable and employee benefits, and other current liabilities approximate their fair value due to the short-term maturities of these assets and liabilities. The fair values of the Company’s unsecured revolving loan and notes payable are considered to be level 2 measurements which are based on inputs other than quoted prices included within Level 1 that are observable for the liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar liabilities in active or inactive markets, or other inputs that can be corroborated by observable market data. The carrying value of the Company’s unsecured revolving loan approximates fair value since the interest rate resets monthly and the balances are pre-payable at any time. With respect to the Company’s notes payable due March and December 2020, the carrying values approximate fair value due to their relatively short maturities. Refer to Note 12 for the estimated fair values of the Company’s Senior Notes.

Investments in equity method investments are accounted for using the equity method of accounting and pertain to privately held companies. The Company believes the fair values of its investments in equity method investments exceed their respective carrying values.

FOREIGN CURRENCY TRANSLATION:  The Company maintains several different foreign operations whose functional currency is their local currency. Foreign currency financial statements of the Company's Mexican and Chinese equity investments, the Company's wholly-owned subsidiaries and the Company's majority-owned subsidiaries, as well as the Company's division and branches in the United Kingdom and China, are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income which are translated at the average exchange rates for each reporting period. Net gains or losses resulting from the currency translation of assets and liabilities of the Company's foreign operations, net of tax when applicable, are accumulated in a separate section of shareholders' equity titled accumulated other comprehensive income (loss). Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining non-operating income (expense).

REVENUE RECOGNITION:

Revenue recognition for periods after the Company’s adoption of ASC 606 as of January 1, 2018

The Company adopted Accounting Standards Update (“ASU”) 2014-09 and related ASUs (“ASC 606”) as of January 1, 2018 using the modified retrospective method for all contracts not completed as of the date of adoption. For contracts that were modified before the effective date, the Company considered the effect of all modifications when identifying performance obligations and allocating transaction price, which did not have a material effect on the adjustment to retained earnings. The reported results for 2018 reflect the application of ASC 606 guidance while the reported results for 2017 were prepared under the guidance of ASC 605, Revenue Recognition (“ASC 605”), which is also referred to herein as "legacy GAAP" or the "previous guidance." In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps:

1.

Identify the contract with a customer.  A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the services to be transferred and identifies the payment terms related to these services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or, in the case of a new customer, published credit and financial information pertaining to the customer.

2.

Identify the performance obligations in the contract. Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised services, the Company must apply judgment to determine whether promised services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised services are accounted for as a combined performance obligation.

3.

Determine the transaction price.  The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods and services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur.

4.

Allocate the transaction price to performance obligations in the contract. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. However, if a series of distinct services that are substantially the same qualifies as a single performance obligation in a contract with variable consideration, the Company must determine if the variable consideration is attributable to the entire contract or to a specific part of the contract. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct service that forms part of a single performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations.

5.

Recognize revenue when or as the Company satisfies a performance obligation.  The Company satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer.

Description of revenue recognition policies

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

The Company has determined that the vast majority of performance obligations to provide processing services and loyalty redemption services meet the allocation of variable consideration exception criteria (“direct allocation”) in that (a) the terms of a variable payment relate specifically to the entity’s efforts to satisfy the performance obligation or transfer the distinct service and (b) allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective when considering all of the performance obligations and payment terms in the contract. As a result, for those performance obligations qualifying for direct allocation, the Company allocates and recognizes variable consideration in the period in which it has the contractual right to invoice the customer. In certain instances when a performance obligation does not meet the criteria for direct allocation, the Company recognizes revenue on either a straight-line basis or a blended rate method (i.e., an output method using the estimated per transaction fee based on estimated total contract consideration and volumes, multiplied by the actual monthly transaction volumes) over the term of the contract. A blended rate method is utilized for contracts that have estimates of significant growth over the contract term. The Company determined that straight-line or blended rate are the most appropriate methods of measuring progress toward completion for performance obligations that do not meet the criteria for direct allocation.

For professional services, the Company recognizes revenue based on the labor hours incurred for time and materials projects or on a straight-line basis for fixed fee projects.

For Issuer Solutions contracts that contain multiple performance obligations, the transaction price is allocated to each performance obligation based on a relative standalone selling price basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct service that forms part of a single performance obligation.

The Issuer Solutions segment also enters into licensing arrangements with customers. Under these arrangements, the Company provides the customer with a term license (“functional IP”), implementation services and annual support, which includes unspecified upgrades and enhancements. The Company has determined that these promised goods and services represent one combined performance obligation since the individual promised goods or services are not distinct in the context of the contract. The Company recognizes revenue over the remaining contract period beginning at go-live, on a straight-line basis, for this performance obligation. Revenues related to this combined performance obligation are immaterial. For separate performance obligations relating to professional services, revenue is recognized using an input method based on labor hours expended.

Merchant Solutions

Merchant Solutions revenues typically include one performance obligation to provide processing services to individual merchants, large financial institutions, other merchant acquirers or merchant organizations. The Company has determined that merchant processing services represent a stand-ready series of distinct daily services that are substantially the same, with the same pattern of transfer to the customer. Merchant Solutions arrangements also include other promised goods or services (such as point-of-sale terminals and merchant statement services) that are immaterial in the context of the contract. As a result, the Company has determined that Merchant Solutions arrangements represent one performance obligation.

The Company has determined that the performance obligation to provide merchant processing services meets the allocation of variable consideration exception criteria (“direct allocation”) in that (a) the terms of a variable payment relate specifically to the entity’s efforts to satisfy the performance obligation or transfer the distinct service and (b) allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective when considering all of the performance obligations and payment terms in the contract. As a result, the Company allocates and recognizes variable consideration in the period it has the contractual right to invoice the customer.

Interchange and payment network fees

Interchange and payment network fees are charged by the card associations or payment networks and relate primarily to the Company’s Merchant Solutions segment. With respect to interchange and payment network fees, the Company evaluated whether it is the principal or the agent in the arrangement. With the adoption of ASC 606, the Company determined that interchange and payment network fees are not provided in return or exchange for services that the Company controls or acts as the principal, and, therefore, are not part of the consideration paid for its services. Accordingly, the Company is acting as an agent and presents the fees collected from merchants on behalf of the payment networks and card issuers net of the amounts paid to them. In reaching this determination, the Company considered a number of factors including indicators of control such as the party primarily responsible and the party who has discretion in establishing prices.

Consumer Solutions

Consumer Solutions revenues include one performance obligation to provide account access and facilitate purchase transactions, as well as interchange fees. The Company has determined that Consumer Solutions services represent a stand-ready series of distinct daily services that are substantially the same, with the same pattern of transfer to the customer. Further, the Company has determined that the performance obligation to provide account access and facilitate purchase transactions meets the criteria for the “as invoiced” practical expedient in that the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date. As a result, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Reimbursable Items

Reimbursable items consist of out-of-pocket expenses which are reimbursed by the Company's clients. These expenses consist primarily of postage, gift cards and third-party software. Reimbursable items are recorded on a gross basis in total revenues and cost of services.

Costs to obtain or fulfill a contract

The Company capitalizes the incremental costs of obtaining a contract with a customer if the Company expects to recover those costs. The incremental costs of obtaining a contract are those that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, a sales commission). The Company also makes commission payments to third parties such as agents and partners. To date, costs to obtain a contract that qualify for capitalization are immaterial.

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

See related discussion of contract cost assets in Note 10.

Contract acquisition and fulfillment costs are amortized using the straight-line method over the expected period of benefit (ranging from 20 months to seven years or the longer of the contract term) beginning when the client’s cardholder accounts are converted or activated and producing revenues. The amortization of contract fulfillment costs associated with conversion activity is recorded as cost of services in the Company’s Consolidated Statements of Income. The amortization of contract acquisition costs associated with sales commissions that qualify for capitalization is recorded as selling, general and administrative expense in the Company’s Consolidated Statements of Income. Costs to obtain or fulfill a contract are classified as contract cost assets in the Company’s Consolidated Balance Sheets.

In evaluating contract acquisition and fulfillment costs for recoverability, expected cash flows are estimated by management should events indicate a loss may have been triggered. The Company evaluates the carrying value of contract cost assets associated with each customer for impairment on the basis of whether these costs are fully recoverable from either contractual minimum fees or from expected undiscounted net operating cash flows of the related contract. The determination of expected undiscounted net operating cash flows requires management to make estimates. If the actual cash flows are not consistent with the Company’s estimates, a material impairment charge may result and net income may be materially different than was initially recorded. These costs may become impaired with the loss of a contract, the financial decline of a client, termination of conversion efforts after a contract is signed, diminished prospects for current clients or if the Company’s actual results differ from its estimates of future cash flows. The amount of the impairment is written off in the period that such a determination is made.

Optional exemptions, practical expedients and policy elections

The Company has elected to treat shipping and handling activities as a cost of fulfillment rather than a separate performance obligation.

The Company has elected to exclude all sales and other similar taxes from the transaction price. Accordingly, the Company presents all collections from customers for these taxes on a net basis, rather than having to assess whether the Company is acting as an agent or a principal in each taxing jurisdiction.

The Company utilizes a portfolio approach in order to estimate amounts for service level agreement penalties and similar items for portfolios of contracts with similar characteristics, using estimates and assumptions that reflect the size and composition of the portfolio.

As a practical expedient, the Company is not required to adjust the promised amount of consideration for the effects of a significant financing component if the Company expects, at contract inception, that the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. None of the Company’s contracts as of December 31, 2018 contained a significant financing component.

The Company has elected to use the “as-invoiced” practical expedient for its performance obligations to provide account access and facilitate purchase transactions related to the Consumer Solutions segment.

The Company does not disclose the value of unsatisfied performance obligations (except for contractual minimums) for which revenue is recognized using (i) the “as-invoiced” practical expedient and (ii) the “direct allocation” method.

The Company adopted ASC 606 as of January 1, 2018 using the modified retrospective method for all contracts not completed as of the date of adoption.

Revenue recognition for periods prior to the Company’s adoption of ASC 606 as of January 1, 2018

Revenue was recognized when it was realized or realizable and earned, which was deemed to occur when all of the following criteria were met: (1) persuasive evidence of an arrangement existed; (2) delivery had occurred or services had been performed; (3) the seller’s price to the buyer was fixed or determinable; and (4) collectability was reasonably assured. The Company accrued for rights of refund, processing errors or penalties, or other related allowances based on historical experience.

Issuer Solutions

Revenue was recognized as the services were performed, primarily on a per unit basis. Processing contracts generally ranged from three to ten years in length. When providing payment processing services, the Company frequently entered into customer arrangements to provide multiple services that may have also included conversion or implementation services, business process outsourcing services such as call center services, web-based services, and other payment processing-related services. The revenue contracts can be highly complex and customized between customers. Revenue for these services was generally recognized as they were performed on a per unit basis each month or ratably over the term of the contract.

Merchant Solutions

Revenue was recognized for merchant services as those services were performed, primarily measured on a per unit basis. When providing merchant processing services, the Company frequently entered into customer arrangements to provide multiple services that may have also included conversion or implementation services, business process outsourcing services such as call center services, terminal services, and other merchant processing-related services. Revenue for these services was generally recognized as they were performed on a per unit basis each month or ratably over the term of the contract. Revenues on point-of-sale (“POS”) terminal equipment were recognized upon the transfer of ownership and shipment of product.

With the acquisition of TransFirst Holdings Corp. (“TransFirst”) on April 1, 2016, TSYS included TransFirst’s results as part of the Merchant Solutions segment. TransFirst’s revenues were reported gross, which includes amounts paid for interchange and assessments, as TransFirst is the principal in the contractual relationship with its customers. Expenses covering interchange and payment network fees were included in TransFirst’s cost of services and were directly attributable to processing fee revenues and were recognized in the same period as the related revenue.

Consumer Solutions

Revenue resulting from the service fees charged to the cardholders was recognized when the fees were charged because the earnings process was substantially complete, except for revenue resulting from the initial activation of cards and annual subscription fees. Revenue resulting from the initial activation of cards was recognized ratably, net of commissions paid to distributors, over the average account life. Revenue resulting from annual subscription fees was recognized ratably over the annual period to which the fees related.

Revenues also included fees charged in connection with program management and processing services the Company provided for private-label programs. Revenue resulting from these fees was recognized when the Company had fulfilled its obligations under the underlying service agreements.

The Company derives revenue from a portion of the interchange fees remitted by merchants when cardholders make purchases using their cards. Subject to applicable law, interchange fees are fixed by the card associations and network organizations (“Networks”). Interchange revenue was recognized net of sponsorship, licensing and processing fees charged by the Networks for services they provided in processing purchase transactions routed through them. Interchange revenue was recognized during the period that the purchase transactions occurred. Revenues also included fees earned from branding agreements with the Networks.

Multiple Element Arrangements

When a sale involved multiple deliverables, revenue recognition was affected by the determination of the number of deliverables in an arrangement, whether those deliverables may be separated into multiple units of accounting, and the standalone selling price of each unit of accounting which affected the amount of revenue allocated to each unit. Pursuant to ASC 605, the Company used vendor-specific objective evidence (“VSOE”) of the standalone selling price of its services when it existed to determine the amount of revenue to allocate to each unit of accounting. The Company established VSOE using the price charged when the same service was sold separately (on a standalone basis). In most situations, the Company did not have sufficient VSOE. In these situations, TSYS considered whether sufficient third party evidence (“TPE”) of standalone selling price existed for the Company’s services. However, the Company typically was not able to determine TPE and had not used this measure of selling price due to the unique and proprietary nature of some of its services and the inability to reliably verify relevant standalone third party prices. When there was insufficient evidence of VSOE and TPE, the Company made its best estimate of the standalone selling price (“ESSP”) of that service for purposes of allocating revenue to each unit of accounting. When determining ESSP, TSYS used limited standalone sales data that met the Company’s criteria to establish VSOE, management pricing strategies, residual selling price data when VSOE exists for a group of elements, the cost of providing the services and the related margin objectives. Consideration was also given to geographies in which the services were sold or delivered, customer classifications, and market conditions including competitor pricing strategies and benchmarking studies. Revenue was recognized when the revenue recognition criteria for each unit of accounting had been met.

There were no material changes or impact to revenue for current contractual arrangements during the years ended December 31, 2017 and 2016 due to any changes in the determination of the number of deliverables in an arrangement, units of accounting, or estimates of VSOE or ESSP.

In many situations, the Company entered into arrangements with customers to provide conversion or implementation services in addition to processing services where the conversion or implementation services did not have standalone value. For these arrangements, conversion or implementation services that did not have standalone value, were recognized over the expected customer relationship (contract term) as the related processing services were performed.

The Company’s multiple element arrangements may have included one or more elements that were subject to other topics including software revenue recognition and leasing guidance. The consideration for these multiple element arrangements was allocated to each group of deliverables – those subject to ASC 605-25 Revenue Recognition – Multiple-Element Arrangements and those subject to other topics based on the revised guidance in ASU 2009-13 Revenue Recognition (Topic 605). Arrangement revenue for each group of deliverables was then further separated, allocated, and recognized based on applicable guidance.

In regards to taxes assessed by a governmental authority imposed directly on a revenue producing transaction, the Company reports its revenues on a net basis.

Reimbursable Items

Reimbursable items consisted of out-of-pocket expenses which were reimbursed by the Company's clients. These expenses consisted primarily of postage, access fees and third-party software. Reimbursable items were recorded on a gross basis in total revenues and cost of services.

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

The Company estimates forfeitures when recognizing compensation cost. The estimate of forfeitures will be adjusted by the Company as actual forfeitures differ from its estimates, resulting in compensation cost only for those awards that actually vest. The effect of the change in estimated forfeitures is recognized as compensation costs in the period the change in estimate occurred. In estimating its forfeiture rate, the Company stratified its data based upon historical experience to determine separate forfeiture rates for the different award grants. The Company currently estimates a forfeiture rate for existing stock option grants to TSYS non-executive employees, and other TSYS share-based awards. Currently, TSYS estimates a forfeiture rate in the range of 0% to 3% for executive level employees and up to 8% for other employees.

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

ADVERTISING:  Advertising costs are expensed as incurred or the first time the advertising takes place except for direct-response advertising and television advertising production costs. Direct-response advertising consists of commissions paid to affiliate marketers for the new funded customer accounts generated by them. Direct-response advertising costs are capitalized and amortized over the average life of the new accounts, which is approximately one year. Television advertising production costs consist of the costs of developing and filming television ads. Television advertising production costs are capitalized when the production services are received and expensed in the period when the advertising first takes place. Advertising expense for 2018, 2017 and 2016 was $12.4 million,  $13.2 million and $11.5 million, respectively.

NONCONTROLLING INTEREST:  Noncontrolling interest in earnings of subsidiaries represents the minority shareholders' share of the net income of Central Payment Co., LLC (“CPAY”). Refer to Note 23 for more information on acquisitions.

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

RECLASSIFICATIONS: The Company had restricted cash of $1.0 million and $0.5 million as of December 31, 2017 and 2016. Upon the Company’s adoption of ASU 2016-18 on January 1, 2018, the Company reclassified the change in its restricted cash to cash, cash equivalents and restricted cash on the Consolidated Statements of Cash Flows for all periods presented.

Recently Adopted Accounting Pronouncements

The Company adopted the following ASUs:

In March 2018, the FASB issued ASU 2018-05 Income Taxes (Topic 740) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This ASU adds SEC paragraphs pursuant to the SEC Staff Accounting Bulletin No. 118, which expresses the view of the staff regarding application of Topic 740, Income Taxes, in the reporting period that includes December 22, 2017 - the date on which the Tax Cuts and Jobs Act was signed into law. The Company adopted the provisions of SEC Staff Accounting Bulletin No. 118 as of December 22, 2017. See Note 14 for further discussion regarding income taxes.

In February 2018, the FASB issued ASU 2018-02 Income Statement - Reporting Comprehensive Income (Topic 220) Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. ASU 2018-02 allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments in this ASU eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this ASU is permitted. The amendments in this ASU should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The ASU was early adopted by the Company as of July 1, 2018 and the Company recorded a balance sheet reclassification of $2.3 million between accumulated other comprehensive loss and retained earnings.

In May 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-09 Compensation - Stock Compensation (Topic 718), Scope of Modification Accounting, to provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the following are met:

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

The ASU was adopted by the Company on January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805), Clarifying the Definition of a Business, which provides a more robust framework to use in determining when a set of assets and activities is a business. The framework assists entities in evaluating whether both an input and a substantive process are present. The framework includes two sets of criteria to consider that depend on whether a set of assets and activities has outputs. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs. The ASU was adopted by the Company on January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted this guidance on January 1, 2018 and has applied the guidance using a retrospective transition method for all periods presented.

In October 2016, the FASB issued ASU 2016-16 Income Taxes (Topic 740): Intra-Equity Transfers of Assets Other Than Inventory, which requires that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and eliminates the exception for an intra-entity transfer of an asset other than inventory. The ASU was adopted by the Company on January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Receipts and Cash Payments, which clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows. The guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flow. The ASU was adopted by the Company on January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU 2016-01 Recognition and Measurement of Financial Assets and Financial Liabilities, which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. The ASU significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The ASU was adopted by the Company on January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU replaces most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The FASB has issued several additional ASUs since this time that add additional clarification to certain issues existing after the original ASU was released. All of the new standards were effective for the Company on January 1, 2018. The standards permit the use of either the full retrospective or modified retrospective transition method. TSYS adopted the new revenue standard as of January 1, 2018 using the modified retrospective transition method. See Notes 1 and 2 for further discussion of the Company’s adoption of this new standard.

New Accounting Pronouncements

In November 2018, the FASB issued ASU 2018-18 Collaborative Arrangements (Topic 808), Clarifying the Interaction between Topic 808 and Topic 606. The amendments in this update make targeted improvements to GAAP for collaborative arrangements as follows:

1. Clarify that certain transactions between collaborative arrangement participants should be accounted for as    revenue under Topic 606 when the collaborative arrangement participant is a customer in the context of a unit of account. In those situations, all the guidance in Topic 606 should be applied, including recognition, measurement, presentation, and disclosure requirements.

2. Add unit of account guidance in Topic 808 to align with the guidance in Topic 606 (that is, a distinct good or service) when an entity is assessing whether the collaborative arrangement or a part of the arrangement is within the scope of Topic 606.

3. Require that in a transaction with a collaborative arrangement participant that is not directly related to sales to third parties, presenting the transaction together with revenue recognized under Topic 606 is precluded if the collaborative arrangement participant is not a customer.

The ASU is effective for the Company on January 1, 2020. Early adoption of the ASU is permitted. The Company is evaluating the effects of ASU 2018-18 on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15 Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The ASU is effective for the Company on January 1, 2020. Early adoption of the ASU is permitted. The Company is evaluating the effects of ASU 2018-15 on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820), Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The FASB is issuing the amendments in this update in connection with the FASB Statement of Financial Accounting Concepts No. 8, Conceptual Framework for Financial Reporting-Chapter 8: Notes to Financial Statements, which was finalized in August 2018. The amendments in this update modify the disclosure requirements on fair value measurement in Topic 820, Fair Value Measurement, by removing, modifying or adding disclosures. The ASU is effective for the Company on January 1, 2020. Early adoption of the ASU is permitted. The Company is evaluating the effects of ASU 2018-13 on its consolidated financial statements.

In September 2017, the FASB issued ASU 2017-13 Revenue Recognition (Topic 605), Revenues from Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842), which made amendments to SEC paragraphs pursuant to the Staff Announcement at the July 20, 2017 Emerging Issues Task Force (“EITF”) Meeting and rescission of prior SEC Staff Announcements and Observer comments. This guidance, which is effective immediately, generally relates to the adoption of ASC 606 and 842. The adoption of the amendments in this ASU relating to ASC 606 did not have a material impact on the Company’s financial position, results of operations or cash flows. The Company does not expect the adoption of the amendments in this ASU relating to ASC 842 to have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this update change how companies measure and recognize credit impairment for many financial assets. The new expected credit loss model will require companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets (including trade receivables) that are in the scope of the update. The update also made amendments to the current impairment model for held-to-maturity and available-for-sale debt securities and certain guarantees. The ASU is effective for the Company on January 1, 2020. Early adoption is permitted for periods beginning on or after January 1, 2019. The Company is evaluating the effect of ASU 2016-13 on its consolidated financial statements.

Recent Accounting Pronouncements Related to Leases

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which introduces a lessee model that brings most operating leases on the balance sheet and aligns many of the underlying principles of the new lessor model with those in the FASB’s new revenue recognition standard. The new guidance will be effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted for all entities.

The FASB has issued several additional ASUs that provide additional clarification to certain issues existing after ASU 2016-02 was released. In December 2018, the FASB issued ASU 2018-20 Leases (Topic 842), Narrow-Scope Improvements for Lessors. The amendments in this update create a lessor practical expedient applicable to sales and other similar taxes incurred in connection with a lease, and simplify lessor accounting for lessor costs paid by the lessee. In July 2018, the FASB issued ASU 2018-11 Leases (Topic 842): Targeted Improvements to provide entities with an additional (and optional) transition method to adopt the new leases standard and provide lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for those components as a single component if certain criteria are met. Also in July 2018, the FASB issued ASU 2018-10 Codification Improvements to Topic 842 to make amendments addressing sixteen issues related to various aspects of ASU 2016-02. The effective date and transition requirements for the amendments in ASU 2018-20, ASU 2018-11 and ASU 2018-10 are the same as the effective date and transition requirements in ASU 2016-02.

The Company adopted ASU 2016-02 on January 1, 2019 using the additional transition method (cumulative effect method) provided by ASU 2018-11. The Company has elected to utilize the following practical expedients and accounting policy elections:

•

The Company, electing as a package, will not reassess: (a) whether expired or existing contracts contain leases under the new definition of a lease, (b) lease classification for expired or existing leases, and (c) whether previously capitalized initial direct costs would qualify for capitalization under ASU 2016-02.

•	The Company will not evaluate land easements that exist or expired before the Company’s adoption of ASU 2016-02 and that were not previously accounted for as leases.
•

From a lessee perspective, the Company has elected to combine lease and non-lease components for all classes of assets except for computer equipment. Accordingly, for all asset classes excluding computer equipment, the Company will account for the combined lease and non-lease components as a single lease component. For computer equipment, the Company will account for lease and non-lease components, such as maintenance, separately.

•

From a lessee perspective, the Company has elected, as an accounting policy election by class of underlying asset, not to recognize Right-of-Use (“ROU”) assets and lease liabilities for short-term leases.

•

From a lessor perspective, the Company has elected to utilize the practical expedient in ASU 2018-11 to not separate non-lease components from the associated lease component for arrangements including point-of-sale (“POS”) terminals. Since the predominant component in these arrangements is service revenue and not the POS terminal, the combined components in these arrangements will be accounted for under ASC 606 and not ASC 842.

•	The Company will utilize incremental borrowing rates in transition (as of January 1, 2019) based on the remaining lease payments and remaining lease term.

The Company decided not to elect the use of hindsight in determining the lease term and in assessing impairment of the Company’s ROU assets.

The Company formed a cross-functional project team to evaluate the requirements of the new leases standard from both a lessee and lessor perspective, and to monitor ongoing standard setting activities of the FASB. The Company is reviewing its lease contracts under the new standard to identify and evaluate differences from current guidance. From a lessee standpoint, the Company’s leases primarily involve computer equipment and facilities. From a lessor perspective, the Company’s leases primarily involve POS terminals.

While the Company is continuing to evaluate the effects of this ASU, the Company expects to record material ROU assets and lease liabilities on its consolidated balance sheet upon adoption as of January 1, 2019. Upon adoption, the Company expects to record ROU assets of approximately $195 million and additional operating liabilities of approximately $190 million for existing operating leases. Also as part of the initial adoption, the Company wrote off the carrying value of favorable lease intangible assets of $2.1 million and increased the ROU assets by the same amount. The cumulative effect adjustment expected to be recorded to opening retained earnings is not material. The Company does not expect the adoption of this ASU to have a material impact on its results of operations or cash flows. The adoption of this guidance will require the implementation of new or updated accounting processes, procedures and internal controls over financial reporting. The Company implemented a new lease accounting software solution in 2019 to facilitate compliance with the requirements of the new standard. The new standard also requires expanded qualitative and quantitative disclosures regarding the Company’s leases.

Note 2 — Revenue from Contracts with Customers

Description of service offerings

Issuer Solutions

The Company's Issuer Solutions revenues are derived from long-term processing contracts with financial and nonfinancial institutions. Payment processing services revenues are generated primarily from charges based on:

•	The number of accounts on file;
•	Transactions and authorizations processed;
•	Statements generated and/or mailed;
•	Managed services; and
•	Cards embossed and mailed and other processing services for cardholder accounts on file.

Most of these contracts have prescribed annual revenue minimums, penalties for early termination, and service level agreements which may impact contractual fees if certain service levels are not achieved.

Issuer Solutions revenues also include loyalty redemption services and professional services.

Merchant Solutions

The Company’s Merchant Solutions revenues are partially derived from relationships with thousands of individual merchants whose contracts range from thirty days to five years. Additionally, part of the revenues are derived from long-term processing contracts with large financial institutions, other merchant acquirers and merchant organizations which generally range from three to eight years. Merchant services revenue is generated primarily from processing all payment forms including credit, debit and electronic benefits transfer for merchants of all sizes across a wide array of retail market segments.

The products and services offered include:

•	Authorizations and capture of electronic transactions;
•	Clearing and settlement of electronic transactions;
•	Information reporting services related to electronic transactions;
•	Merchant billing services; and
•	Point-of-sale equipment and services.

Most of these contracts have prescribed revenue minimums, penalties for early termination, and service level agreements which may impact contractual fees if certain service levels are not achieved.

Consumer Solutions

The Company’s Consumer Solutions revenues principally consist of a portion of the service fees collected from cardholders and interchange revenues received by the issuing banks in connection with the programs that the Consumer Solutions segment manages.

Customers are charged fees in connection with the Consumer Solutions segment’s products and services as follows:

•

Transactions - Customers are typically charged a fee for each Personal Identification Number (“PIN”) and signature-based purchase transaction made using their cards, unless the customer is on a monthly or annual service plan, in which case the customer is instead charged a monthly or annual subscription fee, as applicable. Customers are also charged fees for Automated Teller Machine (“ATM”) withdrawals and other transactions conducted at ATMs.

•

Customer Service and Maintenance - Customers are typically charged fees for balance inquiries made through Consumer Solutions call centers. Customers are also charged a monthly maintenance fee after a specified period of inactivity.

•

Additional Products and Services - Customers are charged fees associated with additional products and services offered in connection with certain cards, including the use of overdraft features, a variety of bill payment options, card replacement, foreign exchange and card-to-card transfers of funds initiated through the call centers.

•	Other - Customers are charged fees in connection with the acquisition and reloading of the cards at retailers and the Company receives a portion of these amounts in some cases.

Disaggregation of revenue

The following table summarizes volume-based and non-volume related revenue from contracts with external customers for the year ended December 31, 2018:

	Year Ended December 31, 2018
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
Volume-based revenues	$903,831	1,268,151	804,231	$2,976,213
Non-volume related revenues	964,474	85,468	2,056	1,051,998
Total revenues	$1,868,305	1,353,619	806,287	$4,028,211

Issuer Solutions

Volume-based revenues are generated from charges based on the number of Accounts on File (“AOF”), transactions and authorizations processed, statements generated, and other processing services for cardholder AOF. Cardholder AOF includes active and inactive consumer credit, retail, prepaid, stored value, government services and commercial card accounts. TSYS’ clients also have the option to use fraud and portfolio management services which are based on authorizations processed and AOF, respectively. Collectively, these services are considered volume-based revenues. Non-volume related revenues include processing fees which are not directly associated with AOF and transactional activity, such as value-added products and services, custom programming and certain other services, which are only offered to TSYS’

processing clients. Additionally, non-volume based revenues include licensing, managed services and output services such as card and document production.

Merchant Solutions

The Merchant Solutions segment’s revenues primarily consist of volume-based revenues generated from charges based on sales volume processed, and authorized transactions and settled transactions processed. Non-volume related revenues include chargeback and retrieval services, data transmissions, value-added products and managed services which are not directly associated with transactional activity.

Consumer Solutions

The Consumer Solutions segment’s revenues primarily consist of volume-based revenues generated from a portion of the service fees collected from cardholders and interchange revenues. Non-volume related revenues include value-added products and services which are not directly associated with transactional activity.

The following table summarizes revenue from contracts with customers, by currency, for the year ended December 31, 2018:

	Year Ended December 31, 2018
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total
U.S. Dollar	$1,482,772	1,352,852	806,287	$3,641,911
British Pound Sterling	253,185	-	-	253,185
Euro	103,785	-	-	103,785
Other	28,563	767	-	29,330
Total revenues	$1,868,305	1,353,619	806,287	$4,028,211

See Note 21 for disclosure of revenues by geography.

Performance obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. The purpose of this disclosure is to provide additional information about the amounts and expected timing of revenue to be recognized from the remaining performance obligations in the Company’s existing contracts. For revenue which is recognized using (i) the “as-invoiced” practical expedient and (ii) the “direct allocation” method, the Company is required to disclose the value of unsatisfied performance obligations for contractual minimums only. Accordingly, the total unsatisfied or partially unsatisfied performance obligations related to processing services are materially higher than the amounts disclosed in the below table.

(in thousands)	2019	2020	2021	2022 - 2029	Total
Unsatisfied or partially unsatisfied performance obligations	$693,978	602,463	505,287	799,026	$2,600,754

Contract balances

The following table provides information about accounts receivable, contract assets and contract liabilities from contracts with customers:

	As of
(in thousands)	December 31, 2018	January 1, 2018
Accounts receivable	$450,322	$412,322
Contract assets (short-term and long-term)	78,789	87,812
Contract liabilities (short-term and long-term)	68,716	76,541

Contract assets are defined as an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance).

Contract liabilities are defined as an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer. Contract liabilities as of December 31, 2017 were previously described as deferred revenues.

Net contract assets and liabilities may include amounts related to signing incentives for signing or renewing long-term contracts. Capitalized signing incentives are amortized over the contract term and the amortization is included as a reduction of revenues in the Company’s Consolidated Statements of Income.

ASC 606 requires an entity to present in its consolidated balance sheets the net position in a customer contract on a contract-by-contract basis. The net position in a customer contract is presented as either contract assets or contract liabilities. Excluding the impact of the initial adoption of ASC 606 as of January 1, 2018, significant changes in the contract assets and liabilities balances during the year ended December 31, 2018 are as follows:

	Year Ended December 31, 2018
(in thousands)	Contract Assets Increase/(Decrease)	Contract Liabilities (Increase)/Decrease
Signing incentive additions	$24,837	$55
Signing incentive amortization	(29,244)	(7,330)
Revenue recognized in advance of billings	4,956	2,099
Billed amounts transferred to receivables	(4,772)	(2,668)
Cash received from customers	(7,531)	(136,295)
Deferred revenue that was recognized as revenue	9,110	140,558

Other changes in contract assets and contract liabilities primarily relate to movements in net contract position (between contract assets and contract liabilities) each period and foreign currency translation.

Impact of New Revenue Guidance on Financial Statement Line Items

The disclosure of the impact of adoption of ASC 606 on the Company’s consolidated balance sheets, statements of income, and statements of cash flows was as follows:

	As of December 31, 2018
(in thousands)	As Reported	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
Assets:
Prepaid expenses and other current assets	$188,355	$190,417	$(2,062)
Contract assets (short-term and long-term)	78,789	-	78,789
Contract cost assets	145,598	252,550	(106,952)
Deferred income tax assets	7,773	6,896	877
Other assets	116,905	122,323	(5,418)
Liabilities:
Contract liabilities (short-term and long-term)	68,716	91,678	(22,962)
Other liabilities (short-term and long-term)	344,044	345,625	(1,581)
Shareholders’ equity:
Accumulated other comprehensive loss, net	(60,223)	(59,842)	(381)
Retained earnings	3,478,650	3,488,492	(9,842)

	Year Ended December 31, 2018
(in thousands, except per share data)	As Reported	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
Total revenues	$4,028,211	$5,716,741	$(1,688,530)
Total operating expenses	3,205,473	4,887,026	(1,681,553)
Operating income	822,738	829,715	(6,977)
Income taxes	127,003	128,585	(1,582)
Net income	577,917	583,314	(5,397)
Net income attributable to TSYS common shareholders	576,656	582,053	(5,397)
Basic earnings per share (EPS) attributable to TSYS common shareholders[1]	3.17	3.20	(0.03)
Diluted EPS attributable to TSYS common shareholders[1]	3.14	3.16	(0.03)

[1]	EPS Amounts may not total due to rounding.

	Year Ended December 31, 2018
(in thousands)	As Reported	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
Cash flows from operating activities:
Net income	$577,917	$583,314	$(5,397)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	408,573	470,804	(62,231)
Changes in contract assets and contract liabilities	(2,771)	(35,754)	32,983
Changes in contract cost assets	3,316	-	3,316
Changes in other current and other long-term liabilities	(55,602)	(54,524)	(1,078)

Cash flows from investing activities:
Additions to contract cost assets	-	(32,407)	32,407

Note 3 Fair Value Measurements

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

The Company had no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2018, 2017 or 2016. Goodwill is assessed annually for impairment in the second quarter of each year using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step test. Step 0 is a qualitative analysis of relevant events or circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit (“RU”) with its book value, including goodwill. If the fair value of the RU exceeds its book value, goodwill is considered not impaired. If the book value of the RU exceeds its fair value, an impairment charge is recognized for the amount by which the carrying amount exceeds the fair value of identifiable assets and liabilities of the RU.

The estimate of fair value of the Company’s RUs is determined using various valuation techniques, including using an equally weighted combination of the market approach and the income approach. The market approach, which contains Level 2 inputs, utilizes readily available market valuation multiples to estimate fair value. The income approach is a valuation technique that utilizes the discounted cash flow (“DCF”) method, which includes Level 3 inputs. Under the DCF method, the fair value of the RU reflects the present value of the projected earnings that will be generated by each RU after taking into account the revenues and expenses associated with the asset, the relative risk that the cash flows will occur, the contribution of other assets, and an appropriate discount rate to reflect the value of the invested capital. Cash flows are estimated for future periods based upon historical data and projections by management.

As of December 31, 2018, the Company had recorded goodwill in the amount of $4.1 billion. The Company performed its annual impairment test of its goodwill balances as of May 31, 2018, and this test did not indicate any impairment. The fair value of the RUs substantially exceeds the carrying value. Refer to Note 6 for more information regarding goodwill.

The fair values of the Company’s unsecured revolving loan and notes payable are considered to be level 2 measurements which are based on inputs other than quoted prices included within Level 1 that are observable for the liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar liabilities in active or inactive markets, or other inputs that can be corroborated by observable market data. The carrying value of the Company’s unsecured revolving loan approximates fair value since the interest rate resets monthly and the balances are pre-payable at any time. With respect to the Company’s notes payable due March and December 2020, the carrying values approximate fair value due to their relatively short maturities. Refer to Note 12 for the estimated fair values of the Company’s Senior Notes.

Note 4 Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash balances as of December 31, 2018 and 2017 are summarized as follows:

(in thousands)	December 31, 2018	December 31, 2017
Cash and cash equivalents in domestic accounts	$405,535	396,577
Cash and cash equivalents in foreign accounts	65,621	53,780
Total cash and cash equivalents	471,156	450,357
Restricted cash included in other assets	3,123	1,013
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$474,279	451,370

The Company maintains operating accounts outside the United States denominated in currencies other than the U.S. dollar. All amounts in domestic accounts are denominated in U.S. dollars. Restricted cash included in other assets in the consolidated balance sheets represents immaterial amounts required across the Company’s segments for operational purposes.

Note 5 Prepaid Expenses and Other Current Assets

Significant components of prepaid expenses and other current assets as of December 31, 2018 and 2017 are summarized as follows:

(in thousands)	December 31, 2018	December 31, 2017
Prepaid expenses	$48,058	65,159
R&D state tax credit	26,541	22,642
Income taxes receivable	19,362	41,400
Supplies inventory	18,089	17,072
Other	76,305	70,292
Total	$188,355	216,565

Note 6 Goodwill

In 2018, the Company completed the acquisition of Cayan Holdings LLC (“Cayan”) resulting in an additional $0.8 billion of goodwill being recorded. Also in 2018, the Company acquired substantially all of the assets of iMobile3 resulting in an additional $5.3 million of goodwill being recorded.

The gross amount and accumulated impairment losses of goodwill as of December 31, 2018 and 2017 are as follows:

	2018
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Consolidated
Gross amount	$98,276	2,984,609	1,035,965	$4,118,850
Accumulated impairment losses	(1,787)	(2,225)	-	(4,012)
Goodwill, net	$96,489	2,982,384	1,035,965	$4,114,838

	2017
	Issuer Solutions	Merchant Solutions	Consumer Solutions	Consolidated
Gross amount	$99,465	2,132,653	1,035,965	$3,268,083
Accumulated impairment losses	(1,787)	(2,225)	-	(4,012)
Goodwill, net	$97,678	2,130,428	1,035,965	$3,264,071

Below are the balances of goodwill as of December 31, 2018 and 2017 along with the related changes in carrying value.

(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Consolidated
Balance as of December 31, 2016	$94,946	2,141,836	1,034,170	$3,270,952
Tax adjustment	-	-	1,795	1,795
Acquisition	-	(11,408)	-	(11,408)
Currency translation adjustments	2,732	-	-	2,732
Balance as of December 31, 2017	97,678	2,130,428	1,035,965	3,264,071
Acquisition	-	851,956	-	851,956
Currency translation adjustments	(1,189)	-	-	(1,189)
Balance as of December 31, 2018	$96,489	2,982,384	1,035,965	$4,114,838

In 2017, the Company adjusted the Netspend goodwill due to a tax adjustment of $1.8 million relating to uncertain tax positions. In 2017, the Company decreased the Merchant Solutions goodwill due to deferred tax adjustments of $12.1 million and the write-off of a note receivable of $727,000 on the opening balance sheet of TransFirst. Refer to Note 23 for more information on acquisitions.

Note 7 Other Intangible Assets, Net

Significant components of other intangible assets as of December 31, 2018 and 2017 are summarized as follows:

	2018
(in thousands)	Gross	Accumulated Amortization	Net
Merchant relationships	$756,400	(252,050)	$504,350
Channel relationships	520,000	(260,461)	259,539
Customer relationships	166,811	(150,509)	16,302
Trade name	79,546	(70,906)	8,640
Covenants-not-to-compete	34,040	(29,507)	4,533
Database	28,000	(28,000)	-
Trade association	10,000	(8,750)	1,250
Favorable lease	3,929	(1,841)	2,088
Total	$1,598,726	(802,024)	$796,702

	2017
(in thousands)	Gross	Accumulated Amortization	Net
Merchant relationships	$588,000	(147,000)	$441,000
Channel relationships	439,398	(200,540)	238,858
Customer relationships	167,222	(139,969)	27,253
Trade name	62,468	(58,068)	4,400
Covenants-not-to-compete	29,940	(20,815)	9,125
Database	28,000	(25,200)	2,800
Trade association	10,000	(7,750)	2,250
Favorable lease	3,006	(1,546)	1,460
Total	$1,328,034	(600,888)	$727,146

Other intangible assets increased in 2018 due to the acquisition of Cayan in January 2018 and acquiring substantially all of the assets of iMobile3 in June 2018. Refer to Note 23 for more information regarding the Company’s acquisitions. In connection with the sale of a merchant portfolio in December 2018, the Company wrote off $2.8 million of merchant relationship intangible assets. In connection with the early termination of a facilities lease in December 2018, the Company wrote off a favorable lease intangible asset of $0.3 million. Upon the Company’s adoption of ASC 842, Leases, as of

January 1, 2019, the Company wrote-off the carrying value of favorable lease intangible assets of $2.1 million and increased right-of-use assets by the same amount.

Amortization related to other intangible assets, which is recorded in selling, general and administrative expenses, was

$202.1  million, $179.5  million and $163.8  million for 2018, 2017 and 2016, respectively.

The weighted average useful life for each component of other intangible assets, and in total, as of December 31, 2018 is as follows:

Weighted Average Amortization Period (Years)
Merchant relationships	7.2
Channel relationships	8.8
Customer relationships	6.9
Trade name	3.8
Covenants-not-to-compete	4.0
Database	5.0
Trade association	10.0
Favorable lease	5.6
Total	7.4

Estimated future amortization expense of other intangible assets as of December 31, 2018 for the next five years is:

(in thousands)
2019	$178,740
2020	171,876
2021	151,180
2022	130,930
2023	62,326

Note 8 Intangible Assets - Computer Software, Net

Computer software as of December 31, 2018 and 2017 is summarized as follows:

(in thousands)	2018	2017
Licensed computer software	$656,704	543,198
Software development costs	485,047	450,789
Acquisition technology intangibles	286,206	239,011
Total computer software	1,427,957	1,232,998
Less accumulated amortization:
Licensed computer software	347,641	360,160
Software development costs	347,847	325,443
Acquisition technology intangibles	197,933	163,680
Total accumulated amortization	893,421	849,283
Computer software, net	$534,536	383,715

Licensed computer software includes the following computer software acquired under license agreements as of December 31, 2018 and 2017:

(in thousands)	2018	2017
Licensed computer software (acquired under license agreements)	$20,524	24,421
Accumulated amortization	(3,228)	(15,918)
Licensed computer software, net	$17,296	8,503

Amortization expense includes amounts for computer software acquired under license agreements. The Company had the following amortization expense related to computer software for the years ended December 31, 2018, 2017 and 2016:

(in thousands)	2018	2017	2016
Amortization expense related to:
Licensed computer software	$63,370	51,247	45,655
Software development costs	26,701	27,461	26,478
Acquisition technology intangibles	34,758	28,267	26,217

The weighted average useful life for each component of computer software, and in total, as of December 31, 2018, is as follows:

Weighted Average Amortization Period (Years)
Licensed computer software	6.2
Software development costs	6.0
Acquisition technology intangibles	5.8
Total	6.0

Estimated future amortization expense of licensed computer software, software development costs and acquisition technology intangibles as of December 31, 2018 for the next five years is:

(in thousands)	Licensed Computer Software	Software Development Costs	Acquisition Technology Intangibles
2019	$71,418	23,345	35,333
2020	61,558	19,125	29,674
2021	50,675	14,078	13,140
2022	40,318	8,959	9,540
2023	32,819	6,292	575

Note 9 Property and Equipment, Net

Property and equipment balances as of December 31, 2018 and 2017 are as follows:

(in thousands)	2018	2017
Computer and other equipment	$446,000	424,957
Buildings and improvements	275,396	262,499
Furniture and other equipment	167,578	141,927
Land	15,677	16,195
Other	1,171	724
Total property and equipment	905,822	846,302
Less accumulated depreciation and amortization	(522,748)	(521,084)
Property and equipment, net	$383,074	325,218

Property and equipment includes various types of equipment under capital lease arrangements. The Company has the following amounts of equipment under capital lease obligations as of December 31, 2018 and 2017:

(in thousands)	2018	2017
Computer and other equipment (acquired under capital lease arrangements)	$91,526	92,553
Furniture and other equipment (acquired under capital lease arrangements)	6,104	5,451
Total equipment	97,630	98,004
Less accumulated depreciation:
Computer and other equipment	(47,903)	(44,327)
Furniture and other equipment	(4,859)	(4,520)
Total accumulated depreciation	(52,762)	(48,847)
Total equipment, net	$44,868	49,157

Depreciation and amortization expense includes amounts for computer equipment, furniture and other equipment acquired under capital lease. Depreciation and amortization expense related to property and equipment was $81.1 million, $68.0 million and $62.5 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Note 10 Contract Cost Assets, Net

Upon the Company’s adoption of ASC 606, costs to obtain or fulfill a contract are classified as contract cost assets. As of December 31, 2018, contract cost assets primarily relate to conversion costs.  Also, with the adoption of ASC 606, payments for processing rights (signing incentives) are classified as contract assets in the Company’s consolidated balance sheets. See further discussion in Notes 1 and 2.

Prior to the Company’s adoption of ASC 606, contract cost assets were referred to as contract acquisition costs and included both conversion costs and payments for processing rights (signing incentives).

Significant components of contract cost assets as of December 31, 2018 and 2017 are summarized as follows:

(in thousands)	December 31, 2018	December 31, 2017
Contract cost assets, net	$145,598	139,249
Payments for processing rights, net	-	119,416
Total	$145,598	258,665

Amortization expense related to contract cost assets for the years ended December 31, 2018, 2017 and 2016 is as follows:

(in thousands)	2018	2017	2016
Amortization expense related to:
Contract cost assets	$35,729	29,625	28,811
Payments for processing rights	-	21,357	19,804

The weighted average useful life for contract cost assets as of December 31, 2018 is 7.7 years.

Estimated future amortization expense of contract cost assets as of December 31, 2018 for the next five years is:

(in thousands)	Contract Cost Assets
2019	$31,565
2020	29,231
2021	27,426
2022	22,404
2023	13,576

Note 11 Equity Investments

The Company has an equity investment in CUP Data and records its 44.56% ownership using the equity method of accounting. CUP Data is sanctioned by the People's Bank of China, China's central bank. CUP Data currently provides transaction processing, disaster recovery and other services for banks and bankcard issuers in China.

The Company also has an equity investment in TSYS de México and records its 49% ownership using the equity method of accounting. The electronic payment processing support operation prints statements and provides card-issuing support services to its clients.

The Company invests in limited partnership agreements with two Atlanta-based venture capital funds focused exclusively on investing in technology-enabled financial services companies. Pursuant to each limited partnership agreement, the Company has committed to invest up to $20.0 million in each fund so long as its ownership interest in each fund does not exceed 50%. As of December 31, 2018 and 2017, the Company had made contributions to the funds of $29.5 million and $22.8 million, respectively.

TSYS believes the carrying value approximates the underlying net assets of the equity investments.

TSYS' equity in income of equity investments (net of tax) for the years ended December 31, 2018, 2017 and 2016 was $45.2 million, $40.5 million and $26.1 million, respectively.

A summary of TSYS' equity investments as of December 31, 2018 and 2017 is as follows:

(in thousands)	2018	2017
CUP Data	$138,791	127,367
Other	41,870	36,151
Total	$180,661	163,518

Note 12 Long-term Borrowings, Capital Lease Obligations and License Agreements

Long-term debt as of December 31, 2018 and 2017 consists of:

(in thousands)	December 31, 2018	December 31, 2017
3.800% Senior Notes due April 1, 2021 (5 year tranche), net of discount and debt issuance costs	$746,430	745,000
4.800% Senior Notes due April 1, 2026 (10 year tranche), net of discount and debt issuance costs	743,734	743,042
3.750% Senior Notes due June 1, 2023 (10 year tranche), net of discount and debt issuance costs	545,647	544,780
4.000% Senior Notes due June 1, 2023 (5 year tranche), net of discount and debt issuance costs	545,801	-
4.450% Senior Notes due June 1, 2028 (10 year tranche), net of discount and debt issuance costs	445,439	-
LIBOR + 1.300%, unsecured revolving loan, due April 23, 2023, with monthly interest payments on outstanding balances	805,000	-
3.760% note payable due March 20, 2020, with monthly interest and principal payments	16,450	-
3.600% note payable due December 20, 2020, with monthly interest and principal payments	15,700	-
2.375% Senior Notes due June 1, 2018 (5 year tranche), net of discount and debt issuance costs	-	549,532
LIBOR + 1.500%, unsecured term facility, due February 23, 2021, with quarterly principal and interest payments, net of debt issuance costs	-	368,645
LIBOR + 1.300%, unsecured revolving loan, due February 23, 2021, with monthly interest payments on outstanding balances	-	200,000
Total debt	3,864,201	3,150,999
Less current portion	(20,807)	(559,050)
Noncurrent portion of long-term debt	$3,843,394	2,591,949

[1]

As of December 31, 2018 and 2017, the estimated fair values of the Company’s Senior Notes totaled $3.0 billion and $2.7 billion, respectively. The estimated fair values of the Company’s Senior Notes were based on quoted prices in an active market and are considered to be Level 1 measurements.

Interest expense for the years ended December 31, 2018, 2017 and 2016 was $163.4 million, $118.2 million and $115.4 million, respectively.

Senior Notes

On May 11, 2018, TSYS closed its sale (the “Transaction”) of $550 million aggregate principal amount of 4.000% Senior Notes due 2023 and $450 million aggregate principal amount of 4.450% Senior Notes due 2028 (collectively, the “Notes”) pursuant to an underwriting agreement, dated May 9, 2018 (the “Underwriting Agreement”), with Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC (the “Underwriters”). The Company used the net proceeds of the Transaction to repay (i) all of its outstanding 2.375% Senior Notes due June 1, 2018 at maturity, (ii) all of its remaining outstanding indebtedness under that certain credit agreement dated January 10, 2018, (iii) with any remaining amounts, a portion of the $1.34 billion outstanding under that certain Credit Agreement dated April 23, 2018, among the Company and Bank of America, N.A. The Notes were issued pursuant to a Senior Indenture, dated as of March 17, 2016, between the Company and Regions Bank, as trustee. The balance as of December 31, 2018 was $545.8 million net of discount and debt issuance costs for the Senior Notes due June 1, 2023 and $445.4 million net of discount and debt issuance costs for the Senior Notes due June 1, 2028.

On March 17, 2016, the Company closed its sale of $750 million aggregate principal amount of 3.800% Senior Notes due 2021 and $750 million aggregate principal amount of 4.800% Senior Notes due 2026 (collectively, the “2016 Notes”). The

Company used the net proceeds of the transaction to pay a portion of the approximately $2.35 billion purchase price of the Company’s acquisition of TransFirst and related fees and expenses. The 2016 Notes were issued pursuant to a Senior Indenture, dated as of March 17, 2016, between the Company and Regions Bank, as trustee. The balance as of December 31, 2018 was $746.4 million net of discount and debt issuance costs for the Senior Notes due April 1, 2021 and $743.7 million net of discount and debt issuance costs for the Senior Notes due April 1, 2026.

In May 2013, the Company closed its issuance of $550.0 million aggregate principal amount of 2.375% Senior Notes due 2018 and $550.0 million aggregate principal amount of 3.750% Senior Notes due 2023 (collectively, the “2013 Notes”) pursuant to an Underwriting Agreement with J.P. Morgan Securities LLC.  The Company used the net proceeds of the transaction to pay a portion of the $1.4 billion purchase price of the Company’s acquisition of Netspend and related fees and expenses. The 2013 Notes were issued pursuant to an Indenture dated as of May 22, 2013 between the Company and Wells Fargo Bank, National Association, as trustee. As of December 31, 2018 there was no outstanding balance for the Senior Notes due June 1, 2018 and a balance of $545.6 million net of discount and debt issuance costs for the Senior Notes due June 1, 2023.

Senior Credit Facility and Other Borrowings

On April 23, 2018, TSYS entered into a Credit Agreement with Bank of America, N.A. The Credit Agreement provides the Company with a $1.75 billion five-year revolving senior credit facility, which includes a $50 million sub-facility for the issuance of standby letters of credit.

The Credit Agreement was used to repay (i) in full, borrowings under that certain Credit Agreement dated February 23, 2016, among the Company, JPMorgan Chase Bank, N.A. and (ii) in part, borrowings under that certain Credit Agreement dated January 10, 2018, among the Company and Bank of America as administrative agent and the lenders party thereto, as amended.

Borrowings under the Credit Agreement will accrue interest at either the base rate (as defined in the Credit Agreement) or the London Interbank Offered Rate (“LIBOR”), in each case plus a margin based on the Company’s corporate credit ratings. Additionally, a facility fee of 0.2% is assessed on the entire revolver.

The Credit Agreement contains customary covenants regarding, among other matters, the maintenance of insurance, the preservation and maintenance of the Company’s corporate existence, material compliance with laws and the payment of taxes and other material obligations. The Credit Agreement also contains financial covenants including (i) a minimum consolidated fixed charge coverage ratio (the “Minimum Fixed Charge Coverage Ratio”) of 2.5 to 1.0 and (ii) a maximum consolidated leverage ratio (“Maximum Leverage Ratio”) (x) of 4.00 to 1.0, for the fiscal quarter ending June 30, 2018, (y) of 3.75 to 1.0, for each of the fiscal quarters ending September 30, 2018, December 31, 2018 and March 31, 2019, and (z) of 3.50 to 1.0, for any fiscal quarter ending thereafter. The Company was in compliance with all applicable financial covenants as of December 31, 2018. As of December 31, 2018, the outstanding balance on the Company’s revolving credit facility was $805.0 million.

On January 10, 2018, TSYS entered into a credit agreement with Bank of America, N.A. The credit agreement provides the Company with a $450 million two-year term loan facility (“Term Loan Facility”). The Term Loan Facility was used to finance, in part, the Company’s acquisition of Cayan.

Borrowings under the credit agreement will accrue interest at the base rate (as defined in the Credit Agreement) or LIBOR, in each case plus a margin based on the Company’s corporate credit ratings. The applicable margin for loans bearing interest based on LIBOR ranges from 1.000% to 1.750%. The applicable margin for loans bearing interest based on the base rate ranges from 0.000% to 0.750%.

The credit agreement contains customary covenants regarding, among other matters, the maintenance of insurance, the preservation and maintenance of the Company’s corporate existence, material compliance with laws and the payment of taxes and other material obligations. The credit agreement also contains financial covenants requiring the maintenance as of the end of each fiscal quarter of (i) a minimum fixed charge coverage ratio of 2.5 to 1.0 and (ii) a maximum consolidated leverage ratio of 3.5 to 1.0, which may be increased upon the occurrence of certain events. As discussed above, the remaining balance of the Term Loan Facility was paid off in May 2018.

On February 23, 2016, the Company entered into the 2016 Credit Agreement with JPMorgan Chase Bank, N.A.  The 2016 Credit Agreement provided the Company with a $700 million five-year term loan facility (the “Term Loan Facility”) consisting of (i) a $300 million term loan (the “Refinancing Term Loan”) funded upon entry into the 2016 Credit Agreement and (ii) the Delayed Draw Term Loan. The 2016 Credit Agreement also provided the Company with the Revolving Loan Facility, which includes a $50 million sub-facility for the issuance of standby letters of credit. As of December 31, 2018, there was no remaining balance on the Term Loan Facility.

Borrowings under the 2016 Credit Agreement will accrue interest at the base rate (as defined in the 2016 Credit Agreement) or LIBOR, in each case plus a margin that is set based on the Company’s corporate credit ratings. The applicable margin for loans bearing interest based on LIBOR ranges from 0.900% to 1.500% for revolving loans and 1.000% to 1.750% for term loans. The applicable margin for loans bearing interest based on the base rate ranges from 0.000% to 0.500% for revolving loans and 0.000% to 0.750% for term loans. In addition, the Company will pay the lenders a facility fee ranging from 0.100% to 0.250% per annum, depending on the Company’s corporate credit ratings, on the commitments under the Revolving Loan Facility (regardless of usages) and the undrawn commitment amount in respect of the Delayed Draw Term Loan. Based on the Company’s current corporate credit ratings, (i) the applicable margin for loans accruing interest at the base rate is 0.500% for term loans and 0.300% for revolving loans and (ii) the applicable margin for loans accruing interest at LIBOR is 1.500% for term loans and 1.300% for revolving loans. The 2016 Credit Agreement contains customary covenants regarding, among other matters, the maintenance of insurance, the preservation and maintenance of the Company’s corporate existence, material compliance with laws and the payment of taxes and other material obligations. As of December 31, 2018, the 2016 Credit Agreement no longer exists as it was replaced by the April 23, 2018 Credit Agreement.

The Refinancing Term Loan was used to repay in full the Company’s outstanding loans and other obligations under that certain credit agreement, dated as of September 10, 2012. The Delayed Draw Term Loan was used to finance, in part, the TransFirst acquisition and related transactions. The Revolving Loan Facility is available for draws for purposes of working capital and other general corporate purposes, including to finance, in part, the acquisition and related transactions.  The creditor group of the modified debt remained consistent before and after the debt was amended.

Debt Covenants

The 2018 Credit Agreement also contains various affirmative and negative covenants, including those that create limitations on the Company’s:

•	creation of liens;
•	merging or selling assets unless certain conditions are met; and
•	entering into sale/leaseback transactions.

The 2013, 2016 and 2018 Notes also contain a provision that requires the Company to repurchase all or any portion of a holder’s notes, at the holder’s option, if a Change in Control Repurchase Event occurs, as defined in the Prospectus Supplements for the 2013, 2016, and 2018 Notes offerings.

Annual Principal Payments on Long-term Debt

Required annual principal payments on long-term debt for the five years subsequent to December 31, 2018 are summarized as follows:

(in thousands)
2019	$20,807
2020	11,342
2021	750,000
2022	-
2023	1,905,000

Capital Lease Obligations and License Agreements

Capital lease obligations and license agreements as of December 31, 2018 and 2017 consist of:

(in thousands)	2018	2017
Capital lease obligations	$37,177	37,950
License agreements	17,288	4,865
Total capital lease obligations and license agreements	54,465	42,815
Less current portion	(8,318)	(6,762)
Noncurrent portion of capital leases and license agreements	$46,147	36,053

The Company acquires various computer equipment, software, machinery and equipment and furniture and fixtures under capital lease obligations and license agreements. Refer to Notes 7, 8 and 22 for more information. The capital lease and license agreements obligations have various payment terms for each capital lease obligation, including single payment leases, monthly, quarterly and annually. The lease terms for the equipment and software range from one to six years.

The future minimum lease payments under capital leases and license agreements as of December 31, 2018 are summarized as follows:

(in thousands)	Capital Leases	License Agreements
2019	$7,393	2,939
2020	7,319	13,778
2021	7,085	1,390
2022	7,051	39
2023	6,658	-
Thereafter	6,868	-
Total minimum lease payments	42,374	18,146
Less amount representing interest	(5,197)	(858)
Principal minimum lease payments	$37,177	17,288

Note 13 Other Current Liabilities

Significant components of other current liabilities as of December 31, 2018 and 2017 are summarized as follows:

(in thousands)	December 31, 2018	December 31, 2017
Accrued card brand fees	$55,991	43,814
Accrued third-party commissions	46,977	34,276
Accrued expenses	25,178	34,260
Dividends payable	24,645	24,886
Accrued interest	22,191	19,330
Other	93,168	69,356
Total	$268,150	225,922

Note 14 Income Taxes

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

The components of income tax expense included in the Consolidated Statements of Income are as follows:

	Years Ended December 31,
(in thousands)	2018	2017	2016
Current income tax expense:
Federal	$75,273	210,550	140,079
State	18,000	20,316	9,218
Foreign	12,330	7,500	4,443
Total current income tax expense	105,603	238,366	153,740
Deferred income tax (benefit) expense:
Federal	18,200	(178,879)	8,393
State	3,891	5,093	(65)
Foreign	(691)	1,298	(893)
Total deferred income tax (benefit) expense	21,400	(172,488)	7,435
Total income tax expense	$127,003	65,878	161,175

	Years Ended December 31,
(in thousands)	2018	2017	2016
Components of income before income taxes and equity in income of equity investments:
Domestic	$634,433	603,260	454,628
Foreign	25,331	14,302	6,404
Total income before income tax expense	$659,764	617,562	461,032

Income tax expense differs from the amounts computed by applying the statutory U.S. federal income tax rate of 21% to income before income taxes, noncontrolling interest and equity in income of equity investments as a result of the following:

	Years Ended December 31,
(in thousands)	2018	2017	2016
Computed "expected" income tax expense	$138,551	216,147	161,425
Increase (decrease) in income tax expense resulting from:
International tax rate differential and equity income	14,683	11,953	8,715
State income tax expense, net of federal income tax effect	19,220	12,470	9,127
(Decrease) increase in valuation allowance	(1,714)	8,230	2,855
Tax credits	(22,963)	(20,998)	(15,695)
Share-based compensation	(20,309)	(14,310)	—
Foreign-derived intangible income deduction	(7,283)	—	—
Deduction for domestic production activities	—	(17,150)	(12,950)
Re-measurement of deferred tax asset / deferred tax liability	—	(146,093)	—
Permanent differences and other, net	6,818	15,629	7,698
Total income tax expense	$127,003	65,878	161,175

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability as of December 31, 2018 and 2017 relate to the following:

	As of December 31,
(in thousands)	2018	2017
Deferred income tax assets:
Net operating loss and income tax credit carryforwards	$32,767	35,089
Allowances for doubtful accounts and billing adjustments	1,132	852
Contract liabilities	8,611	17,813
Share-based compensation	11,735	15,170
Foreign currency translation	1,938	—
Postretirement benefits	5,349	4,679
Employee compensation and benefits	7,126	2,790
Foreign timing differences	5,737	2,924
Other, net	8,767	4,522
Total deferred income tax assets	83,162	83,839
Less valuation allowance for deferred income tax assets	(27,817)	(29,531)
Net deferred income tax assets	55,345	54,308
Deferred income tax liabilities:
Excess tax over financial statement depreciation	(75,222)	(43,056)
Computer software development costs	(56,250)	(48,244)
Purchased intangibles	(32,363)	(42,467)
Foreign currency translation	—	(942)
Partnership interests	(258,007)	(143,908)
Other, net	(6,008)	(7,917)
Total deferred income tax liabilities	(427,850)	(286,534)
Net deferred income tax liabilities	$(372,505)	(232,226)

Total net deferred tax assets (liabilities):
Noncurrent deferred tax asset	$7,773	6,091
Noncurrent deferred tax liability	(380,278)	(238,317)
Net deferred tax liability	$(372,505)	(232,226)

As of December 31, 2018, TSYS had recognized deferred tax assets from net operating losses, capital losses and federal and state income tax credit carryforwards of $5.9 million, $0.3 million and $26.5 million, respectively. As of December 31, 2017, TSYS had recognized deferred tax assets from net operating losses, capital losses, and federal and state income tax credit carryforwards of $6.6 million, $0.3 million, and $28.2 million, respectively. Additionally, net deferred income tax liabilities were increased by $124.2 million as a result of the acquisition of Cayan.

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

Management believes it is more likely than not that TSYS will realize the benefits of these deductible differences, net of existing valuation allowances. The valuation allowance for deferred tax assets was $27.8 million and $29.5 million at December 31, 2018 and 2017, respectively. The decrease in the valuation allowance for deferred income tax assets was $1.7 million primarily as a result of utilization of income tax credit carryforwards against the one-time transition tax that was enacted as part of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”).

TSYS’ effective tax rate was 19.3% and 10.7% for the years ended December 31, 2018 and 2017, respectively. The primary reasons for the higher effective income tax rate for the year ended December 31, 2018 as compared to the same period last year is that the prior year reflected a significant one-time benefit, the elimination of the domestic production activities deduction for 2018 and limitations on executive compensation for 2018 as provided by the Tax Act. This was somewhat offset by favorable variances in discrete items related to excess tax benefits from share-based compensation and the lower 2018 statutory Federal income tax rate and a deduction for foreign-derived intangible income as enacted by the Tax Act.

On December 22, 2017, the President signed into law the Tax Act. Some key provisions of this law impacted the Company during this reporting period. One such provision was the reduction of the Federal corporate income tax rate from 35.0% to 21.0%. The Company’s consolidated financial statements reflect the impact of this rate reduction.

Additionally, the Tax Act provides for two U.S. tax base erosion provisions which began in 2018. They are the base-erosion and anti-abuse tax (“BEAT”) and the global intangible low-taxed income (“GILTI”). While TSYS’ calculations indicate no impact related to BEAT in 2018, the Company’s GILTI calculations did indicate an insignificant impact, which has been reflected in the Company’s consolidated financial statements. TSYS will continue to perform all necessary calculations, make any needed elections and report any future impacts of GILTI and BEAT as appropriate. The Company has made the policy election to record any liabilities associated with GILTI in the period in which it is incurred.

The Tax Act provides the Company with a new deduction for Foreign-Derived Intangible Income (FDII). The deduction effectively results in a preferential tax rate on eligible income generated from TSYS’ non US-based clients located primarily in Europe and Canada. TSYS recorded a FDII tax benefit of $7.3 million in 2018.

Although the Tax Act allows repatriation of foreign earnings without incurring U.S. income taxes, TSYS has maintained the previously adopted permanent reinvestment exception under GAAP, with respect to earnings of certain foreign subsidiaries. As a result, TSYS considers foreign earnings related to these foreign operations to be permanently reinvested.  Pursuant to U.S. tax requirements, no provision for U.S. federal and state incomes taxes has been made in the consolidated financial statements for those non-U.S. subsidiaries whose earnings were deemed to be permanently reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to tax upon distribution was approximately $115.3 million as of December 31, 2018.  Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, may subject the Company to withholding taxes payable to the various non-U.S. countries.

Pursuant to the Tax Act, some amounts related to repatriation of foreign accumulated earnings and related to executive compensation may be considered provisional amounts pursuant to Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 118. As such, these amounts were subject to adjustment during the measurement period ended December 22, 2018.

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

GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken in a tax return. During the year ended December 31, 2018, TSYS decreased its liability for uncertain income tax positions by a net amount of approximately $1.5 million. The Company is not able to reasonably estimate the amount by which the liability will increase or decrease over time; however, at this time, the Company does not expect any significant changes related to these obligations within the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax liabilities is as follows  1:

	Years Ended December 31,
(in millions)	2018	2017	2016
Beginning balance	$23.8	16.5	13.1
Current activity:
Additions based on tax positions related to current year	2.4	4.9	3.4
Additions for tax positions of prior years	3.2	4.6	3.0
Reductions for tax positions of prior years	(6.5)	—	—
Decreases resulting from settlements with tax authorities	(0.6)	(2.2)	(3.0)
Net current activity	(1.5)	7.3	3.4
Ending balance	$22.3	23.8	16.5

[1]	Unrecognized state tax liabilities are not adjusted for the federal tax impact.

TSYS recognizes potential interest and penalties related to the underpayment of income taxes as income tax expense in the Consolidated Statements of Income. Gross accrued interest and penalties on unrecognized tax benefits totaled $2.5 million and $2.0 million as of December 31, 2018 and 2017, respectively. The total amounts of unrecognized income tax benefits as of December 31, 2018 and 2017 that, if recognized, would affect the effective tax rates are $23.5 million and $24.5 million (net of the federal benefit on state tax issues), respectively, which includes interest and penalties of $1.7 million and $1.3 million, respectively. TSYS does not expect any significant changes to its calculation of uncertain tax positions during the next twelve months.

Note 15 Commitments and Contingencies

LEASE AND PURCHASE COMMITMENTS:  TSYS is obligated under noncancelable operating leases for computer equipment and facilities. Additionally, the Company has long-term obligations which consist of required minimum future payments under contracts with the Company’s distributors and other service providers.

The future minimum lease payments under noncancelable operating leases and purchase commitments with remaining terms greater than one year for the next five years and thereafter and in the aggregate as of December 31, 2018, are as follows:

(in thousands)	Operating Leases	Other Purchase Commitments
2019	$54,818	59,182
2020	54,738	29,036
2021	50,794	10,427
2022	42,048	6,892
2023	19,089	5,438
Thereafter	32,894	20,813
Total future minimum commitment payments	$254,381	131,788

The majority of computer equipment lease commitments come with a renewal option or an option to terminate the lease. These lease commitments may be replaced with new leases which allow the Company to continually update its computer equipment. The operating lease commitments for 2019, 2020, 2021 and 2022 include amounts relating to a hardware lease that commenced on January 1, 2019.

Total rental expense under all operating leases in 2018, 2017 and 2016 was $128.6 million, $134.0 million and $122.9 million, respectively.

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

On January 29, 2019, the court granted in part and denied in part ProPay’s motion to dismiss the Second Amended Complaint. The court dismissed plaintiffs’ claim that ProPay was unjustly enriched by the alleged TelexFree fraud, but denied ProPay’s motion to dismiss the plaintiffs’ claim that ProPay allegedly aided and abetted TelexFree’s purported scheme. The court’s ruling does not reflect any determination of the merits of the plaintiffs’ aiding and abetting claim against ProPay, but instead is merely a ruling that the plaintiffs have alleged facts that could potentially entitle them to relief from ProPay if those facts were true. ProPay denies that it had any knowledge of TelexFree’s alleged fraud or that it aided and abetted that fraud in any way.

After deciding the motions to dismiss filed by ProPay and some of the other defendants in the litigation, the court lifted the stay on discovery that had been in place since the outset of the Consolidated Action proceeding. Approximately 50 defendants remain in the litigation, and the Court will hold a scheduling conference on March 20, 2019 to set a case schedule.

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

While the Company and ProPay intend to vigorously defend the Consolidated Action proceeding and other matters arising out of the relationship of ProPay with TelexFree and believe ProPay has substantial defenses related to these purported claims, the Company currently cannot reasonably estimate losses attributable to these matters.

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

A portion of the Company’s business is conducted through distributors that provide load and reload services to cardholders at their locations. Members of the Company’s distribution and reload network collect cardholder funds and remit them by electronic transfer to the issuing banks for deposit in the cardholder accounts. The Company’s issuing banks typically receive cardholders’ funds no earlier than two business days after they are collected by the distributor. If any distributor fails to remit cardholders’ funds to the Company’s issuing banks, the Company typically reimburses the issuing banks for the shortfall created thereby. The Company manages the risk associated with this process through a formalized set of credit standards, volume limits and deposit requirements for certain distributors and by typically maintaining the right to offset any settlement shortfall against the commissions payable to the relevant distributor. To date, the Company has not experienced any significant losses associated with settlement failures and the Company had not recorded a settlement guarantee liability as of December 31, 2018. As of December 31, 2018 and 2017, the Company’s estimated gross settlement exposure was $17.2 million and $16.7 million, respectively.

Cardholders of the products managed by the Company’s Consumer Solutions segment can incur charges in excess of the funds available in their accounts and are liable for the resulting overdrawn account balance. Although the Company generally declines authorization attempts for amounts that exceed the available balance in a cardholder's account, the application of the Networks' rules and regulations, the timing of the settlement of transactions and the assessment of subscription, maintenance or other fees can, among other things, result in overdrawn card accounts. The Company also provides, as a courtesy and in its discretion, certain cardholders with a "cushion" that allows them to overdraw their card accounts by a nominal amount. In addition, eligible cardholders may enroll in the issuing banks' overdraft protection programs and fund transactions that exceed the available balance in their accounts. The Company generally provides the funds used as part of these overdraft programs (one of the Company’s issuing banks will advance the first $1.0 million on behalf of its cardholders) and is responsible to the issuing banks for any losses associated with any overdrawn account balances. As of December 31, 2018 and 2017, cardholders’ overdrawn account balances totaled $29.1 million and $25.5 million, respectively. As of December 31, 2018 and 2017, the Company’s reserves for the losses it estimates will arise from processing customer transactions, debit card overdrafts, chargebacks for unauthorized card use and merchant-related chargebacks due to non-delivery of goods or services was $13.1 million and $9.5 million, respectively.

The Company has not recorded a liability for guarantees or indemnities in the accompanying consolidated balance sheet since the maximum amount of potential future payments under such guarantees and indemnities is not determinable.

PRIVATE EQUITY INVESTMENTS: The Company has limited partnership agreements with two Atlanta-based venture capital funds focused exclusively on investing in technology-enabled financial services companies. Pursuant to each limited partnership agreement, the Company has committed to invest up to $20.0 million in each fund so long as its ownership interest in each fund does not exceed 50%. As of December 31, 2018 and 2017, the Company had made contributions to the funds of $29.5 million and $22.8 million, respectively. The Company had investments, including equity in income, totaling $34.3 million and $26.1 million, respectively, as of December 31, 2018 and 2017.

Note 16 Employee Benefit Plans

The Company provides benefits to its employees by offering employees participation in certain defined contribution plans. The employee benefit plans through which TSYS provided benefits to its employees during 2018 are described as follows:

RETIREMENT SAVINGS AND STOCK PURCHASE PLANS:  TSYS maintains a single plan, the TSYS Retirement Savings Plan, which is designed to reward all team members of TSYS U.S.-based companies with a uniform employer contribution. Until June 30, 2018, the terms of the plan provided for the Company to match 100% of the employee contribution up to 4% of eligible compensation. Beginning July 1, 2018, the terms of the plan were amended to provide for the Company to match 100% of the employee contributions up to 5% of eligible compensation. The Company can make discretionary contributions up to another 4% based upon business conditions.

The Company also maintains a stock purchase plan for employees. The Company contributes 15% of employee contributions up to certain limits. The funds are used to purchase presently issued and outstanding shares of TSYS common stock on the open market at fair market value for the benefit of participants. The Company's contributions to the plans charged to expense for the years ended December 31, 2018, 2017 and 2016 are as follows:

(in thousands)	2018	2017	2016
TSYS Retirement Savings Plan	$28,196	23,113	21,077
TSYS Stock Purchase Plan	1,793	1,600	1,514

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

Note 17 Equity

DIVIDENDS:  Dividends on common stock of $94.6 million were paid in 2018, compared to $79.0 million and $73.4 million in 2017 and 2016, respectively.

EQUITY COMPENSATION PLANS:  The following table summarizes TSYS' equity compensation plans by category as of December 31, 2018:

	(a)	(b)		(c)
(in thousands, except per share data) Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity compensation plans approved by security holders	3,585	$ 49.27	[1]	13,964	[2]

The Company does not have any equity compensation plans that were not approved by security holders.

[1]	Weighted-average exercise price represents 2.0 million options only and does not include restricted share units that have no exercise price.
[2]	Shares available for future grants under the Total System Services, Inc. 2017 Omnibus Plan, which could be in the form of options, nonvested awards and performance shares.

Note 18 Share-Based Compensation

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

All stock options must have a maximum life of no more than ten years from the date of grant. The exercise price will not be less than 100% of the fair market value of TSYS' common stock at the time of grant. Any shares related to awards which terminate by expiration, forfeiture, cancellation or otherwise without the issuance of shares, are settled in shares, or are exchanged with the Committee's permission, prior to the issuance of shares, for awards not involving shares, shall be available again for grant under the Total System Services, Inc. 2017 Omnibus Plan. Effective as of, or prior to, April 27, 2017, no additional awards may be made from any of the other plans. The aggregate number of shares of TSYS stock which may be granted, or could have been granted, to participants pursuant to awards granted under the various plans may not exceed the following:

(in thousands) Plan	Shares
Total System Services, Inc. 2017 Omnibus Plan	15,000
Total System Services, Inc. 2012 Omnibus Plan	17,000
Total System Services, Inc. 2007 Omnibus Plan	5,000
Total System Services, Inc. 2002 Long-term Incentive Plan	9,400
Total System Services, Inc. 2000 Long-term Incentive Plan	2,400

Share-based compensation costs are classified as selling, general and administrative expenses on the Company’s consolidated statements of income and corporate administration and other expenses for segment reporting purposes. TSYS’ share-based compensation costs are expensed, rather than capitalized, as these awards are typically granted to individuals not involved in capitalizable activities. For the year ended December 31, 2018, share-based compensation was $48.8 million compared to $42.4 million and $43.7 million for the same periods in 2017 and 2016, respectively.

Nonvested Awards

The Company granted shares of TSYS common stock to certain key employees and non-management members of its Board of Directors. The grants to certain key employees were issued under nonvested stock bonus awards and are typically for services to be provided in the future and vest over a period of up to four years. The grants to non-management members of the Board of Directors were fully vested on the date of grant. The market value of the TSYS common stock at the date of issuance is charged as compensation expense over the vesting periods or derived service periods.

The following table summarizes the number of shares granted each year:

	2018	2017	2016
Number of shares granted	326,968	329,051	362,804
Market value (in millions)	$29.1	18.1	16.8

A summary of the status of TSYS' nonvested shares as of December 31, 2018, 2017 and 2016 and the changes during the periods are presented below:

	2018		2017		2016
(in thousands, except per share data)	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	634	$47.19	863	$37.78	1,146	$31.11
Granted	327	89.13	329	55.06	363	46.23
Vested	(336)	46.10	(458)	36.01	(563)	29.95
Forfeited/canceled/adjusted	(85)	54.30	(100)	43.82	(84)	36.79
Outstanding at end of year	540	$72.08	634	$47.19	863	$37.78

As of December 31, 2018, there was approximately $21.6 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a remaining weighted average period of 1.8 years.

Performance- and Market-Based Awards

The Company granted performance- and market-based shares to certain key executives and granted performance-based shares to certain key employees. The performance- and market-based goals are established by the Compensation Committee of the Board of Directors and will vest up to a maximum of 200% of target. During 2018, 2017 and 2016, the Compensation Committee established performance goals based on various financial and market-based measures.

Compensation expense for performance-based shares is measured on the grant date based on the quoted market price of TSYS common stock. The Company estimates the probability of achieving the goals through the performance period and expenses the awards on a straight-line basis over the derived service period. The fair value of market-based awards is estimated on the grant date using a Monte Carlo simulation model. The Company expenses market-based awards on a straight-line basis. Compensation costs related to performance- and market-based shares are recognized through the longer of the performance period, the vesting period, or the derived service period. As of December 31, 2018, there was approximately $19.7 million of unrecognized compensation cost related to TSYS performance-based awards that is expected to be recognized through December 2020. As of December 31, 2018, there was approximately $2.0 million of unrecognized compensation cost related to TSYS market-based awards that is expected to be recognized through December 2020.

The number of market-based awards granted during 2018, 2017 and 2016 were 33,940,  44,275, and 58,807, respectively. The performance measure for the market-based awards is the Company’s Total Shareholder Return (“TSR”) as compared to the TSR of the companies in the S&P 500 at the end of the performance period.

During the years ended December 31, 2018, 2017 and 2016, the Company granted performance-based awards based on non-financial operational metrics and the following financial performance measures:

Performance Measure	Definition of Measure
Adjusted diluted EPS

Adjusted earnings divided by weighted average diluted shares outstanding used for diluted EPS calculations. Adjusted earnings is net income excluding the after-tax impact of share-based compensation expense, amortization of acquisition intangibles, merger and acquisition expenses for completed acquisitions and litigation claims, judgments or settlement expenses and related legal expenses.

Net revenue

Net revenue is total revenue less reimbursable items, as well as merchant acquiring interchange and payment network fees charged by card associations or payment networks that are recorded by TSYS as expense.

Adjusted EPS	Adjusted EPS is adjusted earnings divided by weighted average shares outstanding used for basic EPS.
Revenues before reimbursable items

Revenues before reimbursable items is total revenue less reimbursable items which consist of out-of-pocket expenses which are reimbursed by the Company’s clients. These expenses consist primarily of postage, access fees and third-party software.

The number of performance-based shares with a one-year performance period granted during the years ended December 31, 2018, 2017 and 2016 totaled 84,600,  146,094, and 160,600, respectively. The number of performance-based shares with a three-year performance period granted during the years ended December 31, 2018, 2017 and 2016 totaled 130,840,  129,442, and 312,293, respectively. The grants awarded with a three-year performance period during 2018, 2017 and 2016 will be expensed through December 31, 2020, 2019 and 2018, respectively.

A summary of the awards authorized in each year is below:

	Total Number of Shares Awarded[1]	Potential Number of Performance-and Market-Based Shares to be Vested[2]	Year Potential Performance-and Market-Based Shares Will Fully Vest[3]
2018	249,380	426,963	2021
2017	319,811	903,364	2020
2016	531,700	687,015	2019

[1]	Shares awarded does not include dividend equivalents.
[2]	Includes dividend equivalents.
[3]	Represents year in which authorized performance and market-based shares will fully vest if they had been granted during 2018, 2017, and 2016, respectively.

A summary of the status of TSYS' performance- and market-based nonvested shares as of December 31, 2018, 2017 and 2016 and changes during those periods are presented below:

	2018		2017		2016
(in thousands, except per share data)	Shares[1]	Weighted Average Grant Date Fair Value	Shares[1]	Weighted Average Grant Date Fair Value	Shares[1]	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	805	$45.41	982	$33.43	918	$31.19
Granted	521	93.28	618	52.48	540	45.91
Vested	(569)	40.69	(621)	14.85	(140)	37.91
Forfeited/canceled/adjusted	(112)	59.50	(174)	46.98	(336)	37.70
Outstanding at end of year	645	$67.44	805	$45.41	982	$33.43

[1]	Includes dividend equivalents.

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

During 2018, 2017 and 2016, the Company granted stock options to key TSYS executive officers and non-management members of its Board of Directors. The grants to key TSYS executive officers were issued for services to be provided in the future and vest over a period of three years. The grants to the Board of Directors were fully vested on the date of grant. The weighted average fair value of the options granted was estimated on the date of grant using the Black-Scholes-Merton option-pricing model.

In December 2018, the Company modified the exercise provisions for stock option awards granted to non-management members of its Board of Directors. The modification permits non-management directors to exercise the option for the remainder of the option’s term if the director’s service ceases for any reason. Previously, the non-management members of the Board of Directors had one year from the time they retire from the Board of Directors to exercise their options. The total incremental compensation cost resulting from the modification is immaterial.

The following table summarizes the weighted average assumptions, and the weighted average fair value of the options:

	2018	2017	2016
Number of options granted	362,525	550,527	687,685
Weighted average exercise price	$86.91	54.97	47.01
Risk-free interest rate	2.55%	1.78	1.24%
Expected volatility	21.80%	21.72	21.53%
Expected term (years)	4.9	4.6	4.5
Dividend yield	0.63%	0.73	0.86%
Weighted average fair value	$19.44	10.85	8.50

A summary of TSYS' stock option activity as of December 31, 2018, 2017 and 2016, and changes during the years ended on those dates is presented below:

	2018		2017		2016
(in thousands, except per share data)	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,695	$37.15	2,996	$32.78	2,887	$28.07
Granted	362	86.91	551	54.97	688	47.01
Exercised	(1,020)	30.55	(730)	30.05	(500)	23.43
Forfeited/canceled	(45)	51.72	(122)	52.76	(79)	43.49
Outstanding at end of year	1,992	$49.27	2,695	$37.15	2,996	$32.78
Options exercisable at year-end	1,234	$38.08	1,758	$31.00	1,877	$28.45
Weighted average fair value of options granted during the year		$19.44		$10.85		$8.50

As of December 31, 2018, the average remaining contractual life and intrinsic value of TSYS’ outstanding and exercisable stock options were as follows:

	Outstanding	Exercisable
Average remaining contractual life (in years)	8.4	6.0
Aggregate intrinsic value (in thousands)	$12,437	53,366

Shares Issued for Options Exercised

During 2018, 2017 and 2016, employees of the Company exercised options for shares of TSYS common stock that were issued from treasury. The table below summarizes these stock option exercises by year:

(in thousands)	Options Exercised and Issued from Treasury	Intrinsic Value
2018	1,020	$57,868
2017	730	23,629
2016	500	12,984

For awards granted before January 1, 2006, that were not fully vested on January 1, 2006, the Company recorded the tax benefits from the exercise of stock options as increases to the "Additional paid-in capital" line item of the Consolidated Balance Sheets. Through December 31, 2016, if the Company recognized tax benefits, the Company recorded these tax benefits from share-based compensation costs as cash inflows in the financing section and cash outflows in the operating section in the Consolidated Statement of Cash Flows. The Company elected to use the short-cut method to calculate its historical pool of windfall tax benefits. As previously disclosed, the Company adopted ASU 2016-09 Compensation- Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting effective January 1, 2017 on a prospective basis.

As of December 31, 2018, there was approximately $3.6 million of total unrecognized compensation cost related to TSYS stock options that is expected to be recognized over a remaining weighted average period of 1.7 years.

Note 19 Treasury Stock

The following table summarizes shares held as treasury stock and their related carrying value as of December 31:

(in thousands)	Number of Treasury Shares	Treasury Shares Cost
2018	22,179	$1,042,687
2017	21,862	909,960
2016	19,314	646,047

Stock Repurchase Plan

In January 2015, TSYS announced that its Board had approved a stock repurchase plan to purchase up to 20 million shares of TSYS stock. The shares may be purchased from time to time at prices considered appropriate. There is no expiration date for the plan.

The table below summarizes these repurchases under the plan by year:

(in thousands, except per share data)	Total Number of Shares Purchased	Average Price Paid per Share	Repurchased Shares Cost
2018	2,000	$85.95	$171,898
2017	3,850	73.41	282,645
2016	500	48.57	24,287

The following table sets forth information regarding the Company's purchases of its common stock on a monthly basis during the three months ended December 31, 2018:

(in thousands, except per share data)	Total Number of Shares Purchased		Average Price Paid per Share[1]	Total Number of Cumulative shares Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Number of Shares That May yet be Purchased Under the Plans or Programs[2]
October 2018	-		$-	9,500	10,500
November 2018	740		85.77	10,240	9,760
December 2018	1,268	[1]	86.00	11,500	8,500
Total	2,008	[3]	$85.92

[1]	Includes a total of 7,681 shares (not rounded) in December withheld for payment of taxes.
[2]

In January 2015, TSYS’ Board of Directors approved a stock repurchase plan to repurchase up to 20 million shares of TSYS stock. The shares may be purchased from time to time at prices considered appropriate. There is no expiration date for the plan.

[3]	Total number of shares purchased amounts may not total due to rounding.

Treasury Shares

In 2008, the Compensation Committee approved "share withholding for taxes" for all employee nonvested awards, and also for employee stock options under specified circumstances. The dollar amount of the income tax liability from each exercise is converted into TSYS shares and withheld at the statutory minimum. The shares are added to the treasury account and TSYS remits funds to the Internal Revenue Service to settle the tax liability. During 2018 and 2017, the Company acquired 12,518 shares for approximately $1.1 million, and acquired 20,875 shares for approximately $1.6 million, respectively, as a result of share withholding for taxes.

Note 20 Accumulated Other Comprehensive Loss (AOCL)

Comprehensive income (loss) for TSYS consists of net income, cumulative foreign currency translation adjustments, unrealized gains on available for sale securities and the recognition of an overfunded or underfunded status of a defined benefit postretirement plan recorded as a component of shareholders' equity. The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive income (“AOCI”)  (loss) are as follows:

(in thousands)	Foreign Currency Translation Adjustments	Gain on Available-For-Sale Securities	Change in Postretirement Healthcare Plans	Total Accumulated Other Comprehensive Loss, Net of Tax
Balance as of December 31, 2015	$(35,013)	2,503	(1,034)	$(33,544)
Pretax amount	(36,341)	11,394	775	(24,172)
Tax effect	(5,872)	4,035	279	(1,558)
Net-of-tax amount	(30,469)	7,359	496	(22,614)
Balance as of December 31, 2016	(65,482)	9,862	(538)	(56,158)
Pretax amount	24,794	(2,050)	(682)	22,062
Tax effect	2,776	(634)	(90)	2,052
Net-of-tax amount	22,018	(1,416)	(592)	20,010
Balance as of December 31, 2017	(43,464)	8,446	(1,130)	(36,148)
Pretax amount	(21,495)	(6,896)	(682)	(29,073)
Tax effect	(1,169)	(1,534)	34	(2,669)
Net-of-tax amount	(20,326)	(5,362)	(716)	(26,404)
Reclassification for adoption of ASU 2018-02 (Note 1)	604	1,968	(243)	2,329
Balance as of December 31, 2018	$(63,186)	5,052	(2,089)	$(60,223)

As discussed in Note 1, the Company early adopted ASU 2018-02 as of July 1, 2018 and recorded a balance sheet reclassification of $2.3 million between accumulated other comprehensive loss and retained earnings.

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

Note 21 Segment Reporting, including Geographic Area Data and Major Customers

TSYS provides global payment processing and other services to card-issuing and merchant acquiring institutions in the United States and internationally through online accounting and electronic payment processing systems. The Company also provides financial service solutions to consumers and businesses in the United States. Corporate expenses, such as finance, legal, human resources, mergers and acquisitions and investor relations are categorized as Corporate Administration and Other.

At TSYS, the chief operating decision maker (“CODM”) is a group consisting of Senior Executive Management. The information utilized by the CODM consists of the financial statements and the main metrics monitored are revenue growth and growth in profitability. During the second quarter of 2018, the CODM renamed the Netspend segment to the Consumer Solutions segment as a part of the rebranding of the segment. There has been no change to the composition of the Consumer Solutions segment. Therefore, no prior periods were restated.

The Company acquired Cayan in January 2018 and substantially all of the assets of iMobile3, LLC in June 2018. In April 2016, the Company completed the acquisition of all of the outstanding stock of TransFirst. These acquisitions are part of the Merchant Solutions segment. Refer to Note 23 for more information regarding the Company’s acquisitions.

Issuer Solutions includes electronic payment processing services and other services provided from within the North America region and internationally. Merchant Solutions includes electronic processing and other services provided to merchants and merchant acquirers. The Consumer Solutions segment provides GPR prepaid debit and payroll cards, demand deposit accounts and other financial service solutions to the underbanked and other consumers and businesses in the United States.

TSYS’ operating segments share certain resources, such as information technology support, that TSYS allocates based on various metrics depending on the nature of the service.

Operating Segments	Years Ended December 31,
(in thousands)	2018	2017	2016
Adjusted operating income by segment:
Issuer Solutions (a)	$608,392	574,580	525,025
Merchant Solutions (b)	484,197	391,466	307,595
Consumer Solutions (c)	193,472	182,082	160,371
Corporate Administration and Other	(151,167)	(148,564)	(135,996)
Adjusted segment operating income[1] (d)	1,134,894	999,564	856,995
Less:
Share-based compensation	48,758	42,409	43,728
Cayan and TransFirst merger & acquisition (M&A) and integration expenses[2]	26,550	13,367	28,176
Litigation, claims, judgments or settlements	-	1,947	21,719
Acquisition intangible amortization	236,848	207,797	189,990
Operating income	822,738	734,044	573,382
Nonoperating expenses, net	(162,974)	(116,482)	(112,350)
Income before income taxes and equity in income of equity investments	$659,764	617,562	461,032

Net revenue by segment:
Issuer Solutions (e)	$1,718,177	1,594,959	1,515,462
Merchant Solutions (f)	1,344,718	1,103,682	898,533
Consumer Solutions (g)	806,430	746,870	663,579
Segment net revenue	3,869,325	3,445,511	3,077,574
Less: intersegment revenues	53,425	45,179	35,698
Net revenue[3] (h)	3,815,900	3,400,332	3,041,876
Add: reimbursable items, interchange and payment network fees[4]	212,311	1,527,633	1,128,201
Total revenues	$4,028,211	4,927,965	4,170,077

Adjusted segment operating margin on net revenue:
Issuer Solutions (a)/(e)	35.4%	36.0%	34.6%
Merchant Solutions (b)/(f)	36.0%	35.5%	34.2%
Consumer Solutions (c)/(g)	24.0%	24.4%	24.2%

Adjusted segment operating margin on net revenue (d)/(h)	29.7%	29.4%	28.2%

[1]

Adjusted segment operating income excludes acquisition intangible amortization, TransFirst and Cayan M&A and integration expenses, share-based compensation and expenses associated with Corporate Administration and Other.

[2]	Excludes share-based compensation.
[3]

Net revenue is total revenues less reimbursable items (such as postage), as well as, merchant acquiring interchange and payment network fees charged by the card associations or payment networks that are recorded by TSYS as expense.

[4]

As discussed in Note 1, the most significant impact of the Company’s adoption of ASC 606 as of January 1, 2018 is the result of gross versus net presentation of interchange and payment network fees. In 2018, these fees collected on behalf of the payment networks and card issuers are presented “net” of the amounts paid to them, as opposed to the “gross” presentation for certain of these fees in 2017 and 2016.

The following table presents the Company’s depreciation and amortization expense by segment:

	Years Ended December 31,
(in thousands)	2018	2017	2016
Depreciation and amortization by segment:
Issuer Solutions	$119,402	147,914	141,309
Merchant Solutions	30,713	29,477	25,553
Consumer Solutions	17,424	15,838	13,133
Segment depreciation and amortization	167,539	193,229	179,995
Acquisition intangible amortization	236,848	207,797	189,990
Corporate administration and other	4,186	4,880	3,561
Total depreciation and amortization[1]	$408,573	405,906	373,546

[1]	Client incentive/contract asset amortization is no longer included in depreciation and amortization due to the adoption of ASC 606 on January 1, 2018.

The following table presents the Company’s total assets by segment:

	As of December 31,
(in thousands)	2018	2017
Issuer Solutions	$6,843,451	5,735,195
Merchant Solutions	4,248,183	3,136,395
Consumer Solutions	1,374,667	1,418,644
Intersegment assets	(4,997,592)	(3,958,545)
Total assets	$7,468,709	6,331,689

The Company maintains property and equipment, net of accumulated depreciation and amortization, in the following geographic areas:

	As of December 31,
(in thousands)	2018	2017
United States	$321,119	273,690
Europe	45,872	43,586
Other	16,083	7,942
Total	$383,074	325,218

The following tables reconcile geographic revenues to external revenues by operating segment based on the domicile of the Company’s customers for the years ended December 31:

	2018[2]
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total	Percentage of Revenues
United States	$1,079,461	1,350,671	806,287	$3,236,419	80.4%
Europe[1]	375,793	625	-	376,418	9.3
Canada[1]	324,937	1,148	-	326,085	8.1
Other[1]	88,114	1,175	-	89,289	2.2
Total	$1,868,305	1,353,619	806,287	$4,028,211	100.0%

	2017
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total	Percentage of Revenues
United States	$1,051,292	2,428,327	745,235	$4,224,854	85.7%
Europe[1]	320,400	284	-	320,684	6.5
Canada[1]	313,674	1,496	-	315,170	6.4
Other[1]	66,102	1,155	-	67,257	1.4
Total	$1,751,468	2,431,262	745,235	$4,927,965	100.0%

	2016
(in thousands)	Issuer Solutions	Merchant Solutions	Consumer Solutions	Total	Percentage of Revenues
United States	$1,032,381	1,826,775	660,845	$3,520,001	84.4%
Europe[1]	306,894	227	-	307,121	7.4
Canada[1]	284,028	705	-	284,733	6.8
Other[1]	57,460	762	-	58,222	1.4
Total	$1,680,763	1,828,469	660,845	$4,170,077	100.0%

1Certain of these revenues are impacted by movements in foreign currency exchange rates.

2Includes the impact of adopting ASC 606.

MAJOR CUSTOMER:  For the years ended December 31, 2018, 2017 and 2016, the Company had no major customers.

Note 22 Supplemental Cash Flow Information

Equipment Acquired Under Capital Lease Obligations and Software Acquired Under License Agreements

The Company acquired approximately $8.4 million, $40.8 million and $1.8 million of equipment under capital lease obligations in 2018, 2017 and 2016, respectively. The Company acquired approximately $14.8 million and $8.5 million of software under license agreements in 2018 and 2017, respectively. The amount of software acquired under license agreements in 2016 was insignificant. Additionally, the Company acquired $52.2 million of software through vendor financing and other arrangements in 2018.

Note 23 Acquisitions

The revenue and operating loss of the Company’s 2018 acquisitions included in the Company’s Consolidated Statements of Income since the acquisitions are $179.0 million and ($5.4) million, respectively, for the year ended December 31, 2018.

iMobile3

On June 1, 2018, TSYS acquired substantially all of the assets of iMobile3, LLC, a leading provider of private-labeled small business solutions within the payments industry, for $13.4 million in cash. The newly acquired business is part of the Company’s Merchant Solutions segment. The goodwill amount of $5.3 million arising from the acquisition is primarily attributable to the economies of scale from combining the assets of TSYS and iMobile3. All of the goodwill was assigned to TSYS’ Merchant Solutions segment. The goodwill recognized is expected to be deductible for income tax purposes.

Identifiable intangible assets acquired in the iMobile3 acquisition include technology of $6.9 million and non-compete agreements of $900,000. The measurement period, during which changes in assets or other items of consideration are subject to adjustment, ends one year following the acquisition date. The intangible assets are being amortized over their estimated useful lives of three to five years based on the pattern of expected future economic benefit, which approximates a straight-line basis over the useful lives of the assets.

Additional disclosures relating to the iMobile3 acquisition, including pro forma financial information, have not been included since the transaction is insignificant.

Redeemable Noncontrolling Interest – CPAY

2018

In April 2018, the Company acquired the remaining 15% equity interest in Central Payment Co., LLC from a privately-owned company for $126.0 million.

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

Cayan

On January 11, 2018, TSYS completed the acquisition of 100 percent ownership of Cayan, a payment technology company focused on integrated payment solutions and merchant acquiring, in an all cash transaction valued at approximately $1.05 billion. In connection with the acquisition, the Company entered into a Loan Facility with Bank of America, N.A. as administrative agent and the other lenders a party thereto from time to time to provide a $450 million two-year bilateral loan (see Note 12). The results of the newly acquired business are being reported by TSYS as part of the Merchant Solutions segment.

The goodwill amount of $0.8 billion arising from the acquisition is primarily attributable to the expansion of the Merchant Solutions segment’s customer base, differentiation in market opportunity and economies of scale expected from combining the operations of TSYS and Cayan. All of the goodwill was assigned to TSYS’ Merchant Solutions segment. Approximately $0.4 billion of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the consideration paid for Cayan and the recognized amounts of the identifiable assets acquired and liabilities assumed on January 11, 2018 (the acquisition date).

(in thousands)
Consideration
Cash	$1,054,931
Fair value of total consideration transferred	$1,054,931

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$16,854
Accounts receivable	16,421
Property and equipment	18,037
Deferred tax assets	3,558
Other assets	3,032
Identifiable intangible assets	314,785
Deferred tax liabilities	(127,804)
Other liabilities	(36,600)
Total identifiable net assets	208,283
Goodwill	846,648
Total identifiable assets acquired and liabilities assumed	$1,054,931

During 2018, there was an increase of $1.2 million in the purchase price due to the finalization of the working capital adjustment. In addition, there was a $13.3 million decrease in identifiable tangible assets, a $6.8 million decrease in identifiable intangible assets, a $14.0 million increase in deferred tax liabilities and a $3.4 million increase in other liabilities that resulted in a net increase to goodwill of $38.7 million.

Identifiable intangible assets acquired in the Cayan acquisition include merchant relationships, channel relationships, current technology, the Cayan and Genius trade names, non-compete agreements and favorable leases. The identifiable intangible assets had no significant estimated residual value. These intangible assets are being amortized over their estimated useful lives of one to ten years based on the pattern of expected future economic benefit, which approximates a straight-line basis over the useful lives of the assets. The fair value of the acquired identifiable intangible assets of $314.8 million was estimated using the income approach (discounted cash flow and relief from royalty methods) and cost approach. The fair values and useful lives of the identified intangible assets were primarily determined using forecasted cash flows, which included estimates for certain assumptions such as revenues, expenses, attrition rates and royalty rates. The estimated fair value of identifiable intangible assets acquired in the acquisition and the related estimated weighted average useful lives are as follows:

(in millions)	Fair Value	Weighted Average Useful Life (in years)
Merchant relationships	$171.6	8.0
Channel relationships	80.4	10.0
Technology	40.8	5.0
Trade names	17.1	3.5
Covenants not-to-compete	3.2	2.0
Favorable leases	1.7	6.5
Total acquired identifiable intangible assets	$314.8	7.8

The fair value measurement of the identifiable intangible assets represents Level 3 measurements as defined in ASC 820, Fair Value Measurement. Key assumptions include (a) cash flow projections based on market participant and internal data, (b) a discount rate of 12.0%, (c) a pre-tax royalty rate range of 1.5-8.0%, (d) attrition rate of 12.0%, (e) an effective tax rate of 27%, and (f) a terminal value based on a long-term sustainable growth rate of 3%.

In connection with the acquisition, TSYS incurred $16.3 million in acquisition-related costs primarily related to professional legal, finance, and accounting costs. These costs were expensed as incurred and are included in selling, general and administrative expenses in the Consolidated Statements of Income for the year ended December 31, 2018.

Pro Forma Results of Operations (Unaudited)

The following unaudited pro forma financial information shows the results of operations of the combined entities as if the acquisition of Cayan had occurred on January 1, 2017. The unaudited pro forma information reflects certain pro forma adjustments to the combined financial information of TSYS and Cayan. The pro forma adjustments include incremental depreciation and amortization expense, incremental interest expense associated with new long-term debt and the elimination of non-recurring transaction costs directly related to the acquisition.

Supplemental Pro Forma
Year ended
(in thousands)	December 31, 2017
Total revenues	$5,077,632
Net income attributable to TSYS common shareholders	$549,771

The unaudited pro forma financial information presented above does not purport to represent what the actual results of operations would have been if the acquisition of Cayan’s operations had occurred prior to January 1, 2017, nor is it indicative of the future operating results of TSYS. The unaudited pro forma financial information does not reflect the impact of future events that may occur after the acquisition, including, but not limited to, anticipated cost savings from operating synergies. As discussed in Notes 1 and 2, the most significant impact of the Company’s adoption of ASC 606 as of January 1, 2018 is the result of gross versus net presentation of interchange and payment network fees. In 2018, these fees collected on behalf of the payment networks and card issuers are presented “net” of the amounts paid to them, as opposed to the “gross” presentation for certain of these fees in 2017 and 2016.

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

The pro forma adjustments do not reflect the following material items that result directly from the acquisition and which impacted statement of operations following the acquisition:

•

Acquisition and related financing transaction costs relating to fees to investment bankers, attorneys, accountants, and other professional advisors, and other transaction-related costs that were not capitalized as deferred financing costs; and

•

The effect of anticipated cost savings or operating efficiencies expected to be realized and related restructuring charges such as technology and infrastructure integration expenses, and other costs related to the integration of Cayan into TSYS.

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

Note 24 Collaborative Arrangement

Until March 2018, TSYS had a 45% interest in an enterprise jointly owned with two other entities which operates aircraft for the owners’ internal use. In March 2018, TSYS and one of the other entities each purchased a 5% ownership from the third entity for an immaterial amount, which effectively removed the third entity from the joint enterprise. This transaction resulted in TSYS and the other entity having a 50% interest in the joint enterprise. The arrangement allows each entity access to the aircraft and each entity pays for its usage of the aircraft. Each quarter, the net operating costs of the enterprise are shared among the owners.

Note 25 Earnings Per Share

The following table illustrates basic and diluted EPS under the guidance of GAAP for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
(in thousands, except per share data)	Common Stock	Common Stock	Common Stock
Basic EPS:
Net income attributable to TSYS common shareholders	$576,656	586,185	319,638
Less income allocated to nonvested awards	(350)	(1,373)	(1,557)
Net income allocated to common stock for EPS calculation (a)	$576,306	584,812	318,081
Average common shares outstanding (b)	181,956	183,309	182,744
Basic EPS (a)/(b)	$3.17	3.19	1.74

Diluted EPS:
Net income attributable to TSYS common shareholders	$576,656	586,185	319,638
Less income allocated to nonvested awards	(350)	(1,373)	(1,557)
Add income reallocated to nonvested awards[1]	350	1,373	1,557
Net income allocated to common stock for EPS calculation (c)	$576,656	586,185	319,638
Average common shares outstanding	181,956	183,309	182,744
Increase due to assumed issuance of shares related to common equivalent shares outstanding	976	1,162	813
Average nonvested awards[1]	987	959	891
Average common and common equivalent shares outstanding (d)	183,919	185,430	184,448
Diluted EPS (c)/(d)	$3.14	3.16	1.73

[1]

In accordance with the diluted EPS guidance under the two-class method, the Company uses the approach-either the treasury stock method or the two-class method assuming a participating security is not exercised- that is more dilutive.

The diluted EPS calculation excludes stock options and nonvested awards that are exercisable into 0.3 million, 0.3 million and 0.4 million common shares for the years ended December 31, 2018, 2017 and 2016, respectively, because their inclusion would have been anti-dilutive.

Note 26 Subsequent Events

Management performed an evaluation of the Company’s activity as of the date these audited financial statements were issued and has concluded that there are no significant events requiring disclosure.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Total System Services, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Total System Services, Inc. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Cayan Holdings LLC (Cayan) and iMobile3, LLC (iMobile3) during 2018, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 Cayan’s and iMobile3’s internal control over financial reporting associated with total assets of $1.2 billion and total revenues of $179 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2018. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Cayan and iMobile3.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of Accounting Standards Codification 606 (ASC 606), Revenue from Contracts with Customers.

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

February 21, 2019

Management's Report on Internal Control Over Financial Reporting

The management of Total System Services, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company maintains accounting and internal control systems which are intended to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with management's authorization and accounting records are reliable for preparing financial statements in accordance with U.S. generally accepted accounting principles.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2018.

The Company acquired Cayan Holdings LLC (“Cayan”) in January 2018 and substantially all of the assets of iMobile3, LLC (“iMobile3”) in June 2018. Management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018, Cayan’s and iMobile3’s internal control over financial reporting associated with 16% of total consolidated assets and 4% of total consolidated revenues included in the consolidated financial statements of Total System Services, Inc. and subsidiaries as of and for the year ended December 31, 2018.

Based on our assessment, management believes that, as of December 31, 2018, the Company's internal control over financial reporting is effective based on those criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework (2013).

KPMG LLP, the independent registered public accounting firm who audited the Company's consolidated financial statements, has issued an attestation report on the effectiveness of internal control over financial reporting as of December 31, 2018 that appears on the preceding page.

M. Troy Woods Chairman, President & Chief Executive Officer	Paul M. Todd Senior Executive Vice President & Chief Financial Officer

Quarterly Financial Data (Unaudited), Stock Price, Dividend Information

TSYS' common stock trades on the New York Stock Exchange (“NYSE”) under the symbol "TSS." Price and volume information appears under the abbreviation "TotlSysSvc" in NYSE daily stock quotation listings. As of January 31,  2019,  there were 15,681 holders of record of TSYS common stock, some of whom are holders in nominee name for the benefit of different shareholders.

The 2018 fourth quarter dividend of $0.13 per share was declared on December 4, 2018 and was paid on January 2, 2019 to shareholders of record on December 18, 2018.  Total dividends declared in 2018 and in 2017 amounted to $95.3 million and $84.4 million, respectively. It is the present intention of the Board of Directors of TSYS to continue to pay cash dividends on its common stock.

Presented here is a summary of the unaudited quarterly financial data for the years ended December 31, 2018 and 2017.

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2018 Revenues	$987,170	1,007,580	1,015,371	1,018,090
Cost of services	613,365	617,818	624,363	636,936
Operating income	188,271	208,698	215,983	209,786
Net income attributable to TSYS common shareholders	141,841	142,435	155,960	136,420
Basic earnings per share (EPS) attributable to TSYS common shareholders	0.78	0.78	0.85	0.75
Diluted EPS attributable to TSYS common shareholders	0.77	0.78	0.85	0.74
Cash dividends declared	0.13	0.13	0.13	0.13
Stock prices:
High	90.74	89.40	100.39	99.60
Low	78.06	82.26	84.01	75.58
Close	86.26	84.52	97.87	81.29
2017 Revenues	$1,184,725	1,222,375	1,247,576	1,273,289
Cost of services	861,856	877,887	898,471	939,106
Operating income	167,183	193,248	199,692	173,921
Net income attributable to TSYS common shareholders	105,868	115,014	123,095	242,208
Basic EPS attributable to TSYS common shareholders	0.58	0.62	0.67	1.33
Diluted EPS attributable to TSYS common shareholders	0.57	0.62	0.66	1.31
Cash dividends declared	0.10	0.10	0.13	0.13
Stock prices:
High	55.48	60.64	70.62	80.51
Low	49.69	51.88	57.53	65.44
Close	53.46	58.25	65.50	79.09

STOCK PERFORMANCE GRAPH

The following graph compares the yearly percentage change in cumulative shareholder return on TSYS stock with the cumulative total return of the Standard & Poor's (“S&P”) 500 Index and the S&P Systems Software Index for the last five fiscal years (assuming a $100 investment on December 31, 2013 and reinvestment of all dividends).

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

$300
$250
$200
$150
$100
$50
$0
12/13
12/14
12/15
12/16
12/17
12/18
Total System Services, Inc.
S&P 500
S&P Systems Software

	2013	2014	2015	2016	2017	2018
TSYS	$100.00	$103.36	$152.92	$151.80	$246.63	$254.97
S&P 500	$100.00	$113.69	$115.26	$129.05	$157.22	$150.33
S&P SS	$100.00	$123.01	$135.89	$153.87	$211.38	$246.01